Form 20-F
period 2005-12-31
Hurray! Holding Co., Ltd.
filed 2006-06-15
CIK 1294435

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-51116

HURRAY! HOLDING CO., LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 305-306, China Resource Building, 8 Jian Guo Men Bei Street

Dongcheng District, Beijing 100005, People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Name of each exchange and Title of each class on which registered:

American Depositary Shares, each representing 100 ordinary shares, par value US$0.00005 per share,

Nasdaq National Market

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,229,754,340 ordinary shares, par value US$0.00005 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15) (d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☐    Accelerated Filer  ☐    Non-Accelerated Filer  ☒

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

INTRODUCTION

PART I

i

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003.

Forward-Looking Information

This annual report on Form 20-F contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “seeks, “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including but not limited to those risks and uncertainties identified under the section heading “Risk Factors” below.

All forward-looking statements in this Form 20-F are made as of the date of filing hereof, based on information available to us as of that date, and we assume no obligation to update or revise any of these forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with our audited historical consolidated financial statements, the notes thereto and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this annual report. The following data as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 has been derived from our audited consolidated financial statements for those years and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data as of December 31, 2002 and 2001 and for the years ended December 31, 2002 (predecessor) and 2001 (predecessor) have also been derived from our audited consolidated financial statements for those years, which are not included in this annual report. Our audited financial statements for the foregoing periods were prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

Our company, Hurray! Holding Co., Ltd. (“Hurray! Holding”), was formed on April 23, 2002. For our 2001 financial statements, our existing affiliate, Hurray! Solutions Ltd. (“Hurray! Solutions”), is treated as a predecessor entity. For our 2003, 2004 and 2005 financial statements, Hurray! Holding is treated as a successor entity. Because Hurray! Holding had not yet entered into definitive agreements with Hurray! Solutions in 2002 and it had limited operations in that year, our 2002 financial statements are also presented with Hurray! Solutions as a predecessor entity. In accordance with applicable accounting standards, the assets and liabilities of Hurray! Solutions have been recorded at fair market value in our successor financial statements. See Item 5 “Operating and Financial Review and Prospects” below.

	As of and for the Year Ended December 31,
	2005	2004	2003	2002	2001
				(Predecessor)
	(in thousands of U.S. dollars, except share data)
Historical Condensed Consolidated Statement of Operations Data
Revenues:
2G services	$20,131	$14,946	$13,471	$5,948	$1,414
2.5G services	35,932	28,227	4,289	—	—
Software and system integration services	6,312	10,267	5,363	4,565	—

Total revenues	62,375	53,440	23,123	10,513	1,414

Cost of revenues:
2G services	13,714	7,050	4,586	3,363	646
2.5G services	14,921	11,003	2,106	—	—
Software and system integration services	1,302	6,277	4,151	4,478	—

Total cost of revenues	29,937	24,330	10,843	7,841	646

Gross profit	32,438	29,110	12,280	2,672	768
Operating expenses	15,818	11,596	7,348	5,156	4,548

Income (loss) from operations	16,620	17,514	4,932	(2.484)	(3,780)
Interest (income) expense, net	(2,392)	274	387	357	91

Net income (loss)	19,012	17,240	4,545	(2,841)	(3,871)
Deemed dividends on Series A convertible preference shares	(393)	(40)	(113)	—	—

Income (loss) attributable to holders of ordinary shares	$18,619	$17,200	$4,432	$(2,841)	$(3,871)

Income per share, basic	$0.01	$0.01	$0.00

Income per share, diluted	$0.01	$0.01	$0.00

Shares used in calculating basic income per share	2,092,089,848	1,208,512,142	1,088,810,959

Shares used in calculating diluted income per share	2,129,228,961	1,572,887,775	1,343,606,622

	As of and for the Year Ended December 31,
	2005	2004	2003	2002	2001
				(Predecessor)
	(in thousands of U.S. dollars, except share data and percentages)
Historical Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	$75,959	$8,714	$11,151	$3,493	$1,736
Restricted cash	—	—	1,510	1,510	1,466
Accounts receivable, net	18,089	11,883	7,892	2,937	802
Other current assets	2,297	2,133	228	329	1,470
Property and equipment, net	2,536	2,617	1,897	1,028	1,666
Goodwill	23,026	20,412	3,950	—	—
Other assets	4,953	705	231	473	404

Total assets	$126,860	$46,464	$26,859	$9,770	$7,544

Current liabilities	$7,636	$8,743	$12,165	$12,404	$7,877

Minority interests	605	—	—	—	—
Series A convertible preference shares (nil, 16,924,497, 12,347,966, nil and nil shares issued and outstanding as of December 31, 2005, 2004, 2003, 2002 and 2001, respectively)	—	17	12	—	—
Ordinary shares (2,229,754,340, 1,186,672,000, 1,176,000,000, nil and nil shares issued and outstanding as of December 31, 2005, 2004, 2003, 2002 and 2001, respectively)	111	59	59	—	—
Other shareholders’ equity (deficiency)	118,508	37,645	14,623	(2,634)	(333)

Total liabilities and shareholder’s equity	$126,860	$46,464	$26,859	$9,770	$7,544

Other Historical Condensed Consolidated Financial Data:
Gross profit margin
2G services	31.9%	52.8%	66.0%	43.5%	54.3%
2.5G services	58.5	61.0	50.9	—	—
Software and system integration services	79.4	38.9	22.6	1.9	—
Total gross profit margin	52.0	54.5	53.1	25.4	54.3
Income (loss) from operations	26.6	32.8	21.3	(23.6)	(267.4)
Net profit (loss) margin	29.8	32.3	19.7	(27.0)	(273.9)
Depreciation	$1,461	$1,335	$858	$652	$338
Amortization	478	651	276	142	71
Capital expenditure	1,289	1,871	1,388	441	1,445

Exchange Rate Information

We present our historical consolidated financial statements in U.S. dollars. In addition, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi include a U.S. dollar equivalent solely for the convenience of the reader. Except as otherwise specified, this pricing information and these contractual amounts are translated at RMB8.0702 = US$1.00, the prevailing rate on December 31, 2005. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see note 2(m) to our audited historical consolidated financial statements.

On July 21, 2005, the PRC government changed its policy of pegging the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.

Although Chinese governmental policies were introduced in 1996 to reduce restrictions on the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or security, requires the approval of the State Administration for Foreign Exchange and other relevant authorities.

The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB8.0110 = US$1.00 on June 9, 2006. The following table sets forth, for the period indicated, information concerning the number of Renminbi for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

	Noon Buying Rate RMB per US$1.00
	High	Low
December 31, 2005	8.0808	8.0702
January 31, 2006	8.0702	8.0596
February 28, 2006	8.0616	8.0415
March 31, 2006	8.0505	8.0167
April 30, 2006	8.0248	8.0040
May 31, 2006	8.0300	8.0005

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2001, 2002, 2003, 2004 and 2005, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate RMB per US$1.00
2001	8.2772
2002	8.2772
2003	8.2771
2004	8.2768
2005	8.1826

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

RISKS RELATED TO OUR COMPANY

Risks Related to Our 2G and 2.5G Services

We depend on China Unicom and China Mobile, the two principal mobile operators in China, for the major portion of our revenue, and any loss or deterioration of our relationship with China Unicom and China Mobile may result in severe disruptions to our business operations and the loss of a major portion of our revenue.

We offer our services over 2G and 2.5G mobile networks to consumers through the two principal mobile operators in China, China Unicom and China Mobile, which service the major portion of China’s approximately 392 million mobile phone subscribers as of December 31, 2005. To a much lesser extent, we also offer our services to consumers through China Network Communications Corporation (“China Netcom”) and China Telecommunications Corporation (“China Telecom”). These companies are owned by the Chinese government and have publicly listed subsidiaries. Our agreements with these operators and their provincial affiliates are non-exclusive, and have a limited term (generally one or two years for China Unicom and one year for China Mobile). We usually renew these agreements or enter into new ones when the prior agreements expire, but on occasion the renewal or new agreements can be delayed by periods of one month or more.

If either China Unicom or China Mobile ceases to continue to cooperate with us, it would be impossible to find appropriate replacement mobile operators with the requisite licenses and permits, infrastructure and customer base to offer our 2G and 2.5G services. We derived approximately 64% of our combined 2G and 2.5G services revenue and 67% of our 2.5G services revenue from China Unicom in 2005. Accordingly, although we significantly increased our share of revenue from China Mobile, China Netcom and China Telecom in 2005, we have been particularly dependent on China Unicom.

In addition, the Chinese government has extensive involvement in determining the structure of the telecommunications industry in China. During the development of this industry, changes in government policy have resulted in major restructurings of the telecommunications operators, including the establishment of new operators and the combination of all or part of existing operators. Any significant restructuring of any segment of the telecommunications industry in China, including in particular China Unicom, China Mobile or any other mobile operators in China and the potential combination of the mobile operations of various mobile operators in China, could significantly affect these relationships, our operations and our revenues.

Due to our reliance on China Unicom and China Mobile for our wireless value-added services, any loss or deterioration of our relationship with them, due to their own business decisions or government-imposed restructurings, may result in severe disruptions to our business operations and the loss of a major portion of our revenue.

The termination or alteration of our various agreements with China Unicom, China Mobile and their provincial affiliates would materially and adversely impact our revenue and profitability.

Given the dominant market position of China Unicom and China Mobile, our leverage with these mobile operators is limited in terms of negotiating agreements, resolving disputes or otherwise. In particular, our agreements with them can be terminated in advance, penalties may be imposed or other parts of our services may be suspended or terminated, and approval for our new services may be delayed for a variety of reasons which vary among the individual agreements with the mobile operators, including, for example, where we breach our obligations under the agreements, a high number of customer complaints are made about our services or we cannot satisfy the operational or financial performance criteria established by the applicable mobile operator.

We may also be compelled to alter our agreements with these mobile operators in ways which adversely affect our business, such as by limiting the services we can offer or imposing other changes that limit the revenue we can derive from such agreements. We may not be able to adequately respond to any such changes because we are not able to predict if the mobile operators will unilaterally amend our contracts with them.

Unilateral changes in the policies of China Mobile and China Unicom and in their enforcement of their policies have resulted in service suspensions and our having to pay additional charges to the mobile operators, and further changes could materially and adversely impact our revenue and profitability in the future.

China Mobile and China Unicom have a wide range of policies and procedures regarding customer service, quality control and other aspects of the wireless value-added services industry. As the industry has evolved over the last several years, the mobile operators have refined these policies to improve overall service quality. In addition, in the last two years, acting under the guidance of China’s Ministry of Information Industry, the mobile operators have begun enforcing their customer service policies more rigorously than in the past and have initiated steps to improve customer service. This rigorous enforcement has resulted in a number of severe penalties being imposed on us and other participants in the market. Penalties have included precluding service providers from offering certain services over a mobile operator’s network or from offering new services for a fixed period.

We may not be able to adequately respond to these or other developments in mobile operator policies, or changes in the manner in which such policies are enforced. Furthermore, because the mobile operators’ policies are in a state of flux at this time and they are highly sensitive to customer complaints (even if the complaints may not have a bona fide basis), we cannot be certain that our business activities will always be deemed in compliance with those policies despite our efforts to so comply. Accordingly, we may be subject to monetary penalties or service suspensions or both, even for conduct which we believed to be permissible. In 2005, we were required to pay charges totaling RMB6.0 million ($0.7 million) due to improper promotion of our services using wireless application protocol, or WAP, services and improper delivery of our short messaging services, or SMS, to users. More recently, in January 2006, China Mobile downgraded all of the WAP services of Beijing Enterprise Network Technology Co., Ltd. (“Beijing Network”), one of our affiliated Chinese entities, to the bottom of its WAP menu and temporarily suspended the approval of all of its new services due to improper promotion of one of its WAP services. In addition, Hurray! Solutions, another of our affiliated Chinese entities, was charged a fine of approximately RMB5.7 million ($0.7 million) by China Unicom for improper delivery of one of its SMS services to users. Finally in April 2006, China Unicom imposed a fine of RMB3.0 million ($0.4 million) on our affiliated Chinese entity, Beijing Hutong Wuxian Technology Co., Ltd. (“Beijing Hutong”), for violating a China Unicom billing policy by one of its WAP services. The WAP service was also suspended. Any future noncompliance with the mobile operators’ policies by us, whether inadvertent or not, could result in a material and adverse effect on our revenue and profitability.

The Chinese government, China Unicom or China Mobile may prevent us from distributing, and we may be subject to liability for, content that any of them believe is inappropriate.

China has enacted regulations governing telecommunication service providers, Internet access and the distribution of news and other information. In the past, the Chinese government has stopped the distribution of information over the Internet that it believes to violate Chinese law, including content that is pornographic or obscene, incites violence, endangers national security, is contrary to the national interest or is defamatory.

China Unicom and China Mobile also have their own policies regarding the distribution of inappropriate content by wireless value-added service providers and have punished certain providers for distributing inappropriate content through the imposition of fines and service suspensions. Some of those providers indicated that the mobile operators informed them that certain of their content was construed as too adult-oriented or sexually suggestive. In addition, in June 2004, along with other participants in our industry, we received information and guidance from China Mobile and China Unicom regarding what they consider to be inappropriate content for wireless value-added services. In response, we reviewed our services and removed certain interactive voice response, or IVR, and picture downloads in order to comply with such information and guidance. There can be no assurance that we will not receive future guidance that could compel us to further alter our services.

The appropriateness or inappropriateness of WAP and IVR content is a new and emerging concept in China: the industry is less than four years old and the first publicly announced application of penalties for inappropriate content occurred in the third quarter of 2004. Most importantly, the determination that content is deemed to be inappropriate is inherently subjective, and is subject to the interpretation of the governmental authorities and mobile operators in China. Their standards are generally more restrictive than those applied in other countries like the United States. Accordingly, while we intend to comply with all applicable rules regarding wireless content, it is very difficult for us to assess whether we offer particular content that could be construed by the mobile operators as inappropriate under current regulations in China. Any penalties imposed on us by the mobile operators for the content of our services could result in a material and adverse effect on our revenue, profitability and reputation.

China Unicom and China Mobile may impose higher service or network fees on us for their own business purposes or if we are unable to satisfy customer usage and other performance criteria, which could reduce our gross margins.

Fees for our 2G and 2.5G services are charged on a monthly subscription or per-use basis. As provided in our network service agreements, we rely on China Unicom and China Mobile for both billing of and collection from, mobile phone users of fees for our services. As noted above under “— The termination or alteration of our various agreements with China Unicom, China Mobile and their provincial affiliates would materially and adversely impact our revenue and profitability,” our negotiating leverage with the mobile operators is limited. As a result, the mobile operators could unilaterally for their own business purposes amend our agreements with them to increase the service or network fees that they retain from the revenues generated by our 2G and 2.5G services.

In addition, under these agreements, these service fees in some cases rise if we fail to meet certain customer usage, revenues and other performance criteria. Moreover, for 2G services, to the extent that the number of messages sent by us over China Mobile’s and China Unicom’s network exceeds the number of messages our customers send to us, we must pay per message network fees, which decrease in several provinces as the volume of customer usage of our services increases. The number of messages sent by us will exceed those sent by our users, for example, if a user sends us a single message to order a game but we in turn must send that user several messages to confirm his or her order and deliver the game itself. We cannot be certain that we will be able to satisfy any performance criteria in the future or that the mobile operators will keep the criteria at their current levels. Any increase in China Unicom’s or China Mobile’s service or network fees could reduce our gross margins.

If either China Unicom or China Mobile change their practices with regard to how service selections appear on their WAP portals, the revenue from our services, and thus our overall financial condition, could be materially and adversely affected.

The current practice of both China Unicom and China Mobile is to place the most popular WAP services at the top of the menu on the first page of the list of services available in each service category on their WAP portals. Services at the top of the menu are more accessible to users than other services and, in our experience, are more frequently accessed than those services lower on the menu. This effectively reinforces the position of the most popular services. The placement of services on these menus creates significant competitive advantages for the top-ranked services and significant challenges for newer and less popular services. We believe that our prominent position on the WAP portals of the two principal mobile operators in China historically helped us maintain our position in the market. If either China

Mobile or China Unicom changes its current practices so that the most popular services are not those that are the most accessible to customers, restricts the number or type of services a service provider is permitted to place on service menus or adopts new interface technologies that eliminate the current service menus, our services could become more difficult for users to access and could, therefore, become less popular. In addition, as discussed under the heading “— Unilateral changes in the policies of China Mobile and China Unicom and in their enforcement of their policies have resulted in service suspensions and our having to pay additional charges to the mobile operators, and further changes could materially and adversely impact our revenue and profitability in the future,” China Mobile downgraded the WAP services of Beijing Network to the bottom in its WAP menu in January 2006 for improper promotion of its WAP services. Such downgrade or any of the foregoing changes, if they occur, will likely materially and adversely affect the revenue from our services, and thus our overall financial condition.

Our revenue from wireless value-added services would likely be adversely affected if China Unicom or China Mobile or both begin providing their own full portfolio of 2G and 2.5G services that compete with our services.

With the exception of a limited number of niche applications such as instant messaging, China Unicom and China Mobile are not offering their own full portfolios of 2G and 2.5G services. Our business would likely be adversely affected if China Unicom or China Mobile or both decide to begin providing 2G and 2.5G services to mobile phone users which compete with our services. In that case, we would not only face enhanced competition, but could be partially or completely denied access to their networks which could adversely affect our revenue from wireless value-added services.

One of our principal strategies is focusing on 2.5G services in China, the market for which may not grow to the extent we anticipate for a variety of reasons that are beyond our control, which in turn would limit the growth potential of our business and adversely affect the market price of our ADSs.

Revenues from 2G services such as SMS represented 58.3% of our total revenues in 2003. However, our 2.5G services delivered through WAP comprised the largest portion of our total revenues in 2004 and 2005. In 2004, 52.8% of our total revenues were from 2.5G services and 28.0% were from 2G services. In 2005, 57.6% of our total revenues were from 2.5G services and 32.3% were from 2G services. The relative increase in percentage of total revenue attributable to 2G services was due to increases in sales of our IVR and ringbacktones, or RBT, services and a decline in revenue from software and system integration services.

Currently, 2.5G technology is still evolving in China. Factors which could affect the expansion of the 2.5G market and, accordingly, for our 2.5G services in China include:

•	the cost of 2.5G compatible handsets and services,

•	the technical bugs or other problems which users experience while using 2.5G services,

•	the growth in the capacity of 2.5G mobile networks to accommodate new users of 2.5G services in China, and

•	consumer preferences within China, particularly in under-penetrated smaller-sized cities and towns.

Because the foregoing factors are beyond our control, we cannot accurately predict consumer acceptance and demand for various existing and potential new offerings and services, and the future size, composition and growth of this market. If 2.5G services, particularly WAP services, are not adopted on a widespread basis in China, our business may not grow to the extent we anticipate.

The popularity of our 2G and 2.5G services, and therefore revenues from these services and our profitability, would be adversely affected if our competitors offer more attractive and engaging services or our services are rendered obsolete by the introduction of newer technologies such as 3G.

The wireless value-added services market is highly competitive, and our competitors may offer new or different services which are more popular than our 2G and 2.5G services. Moreover, our services could be rendered obsolete by the introduction of newer technologies such as 3G mobile networks. Although we are planning to transition our 2.5G services to 3G services when 3G licenses are awarded to mobile operators in China and 3G mobile networks are launched, it is difficult to predict the development of new mobile technologies or the types of services that will be popular on any new mobile networks. Accordingly, we cannot be certain whether any services we offer which are compatible with such new technologies will be successful.

China Unicom and China Mobile allow us to offer our services over their networks only if we achieve minimum customer usage, revenues and other criteria, and our revenues from 2.5G services depend in particular on our ability to meet those criteria to keep our services among the most popular offered through the mobile operators.

If we fail to achieve minimum customer usage, revenues and other criteria imposed by China Unicom or China Mobile at its discretion from time to time, our services could be excluded from the applicable mobile operator’s entire network at a provincial or national level, or we could be prevented from introducing new services. In addition, we believe that the success of our 2.5G services depends significantly on whether our services appear at the top of the menu on the first page of the list of services available in each service category on the mobile operators’ WAP portals. The ranking of services on these WAP page menus depends on the satisfaction of performance criteria established by the mobile operators from time to time. If we are excluded from any mobile operator’s network or are not able to keep our 2.5G services at the top of the service lists on any mobile operator’s WAP pages due to performance problems, our wireless value-added services revenue could be substantially reduced, which would materially and adversely affect our overall financial condition and the market price of our ADSs.

We are particularly dependent on the success of China Unicom’s 2.5G mobile networks operating on the CDMA platform, and if the use of CDMA compatible handsets does not grow, our ability to generate revenues from 2.5G services could be limited.

A major portion of our 2.5G services revenues in 2004 and 2005 was derived from China Unicom’s users, and we expect China Unicom to continue to contribute a significant portion of our 2.5G services revenues for the foreseeable future. China Unicom’s 2.5G mobile network operates primarily on the code division multiple access, or CDMA, platform in contrast to China Mobile, the dominant mobile operator in China, which operates its 2.5G mobile network on the general packet radio system, or GPRS, platform. Mobile phone users can access China Unicom’s WAP services only if they purchase handsets that are compatible with CDMA. Sales of CDMA handsets, which have historically been significantly more expensive than handsets using older technology such as global system for mobile communication, or GSM, have been growing in China since their introduction in 2002, but the rate of such growth slowed in 2005. We cannot be certain whether the growth rate in sales of CDMA handsets will return to its previous levels or whether usage of CDMA handsets will decrease in the future. The pricing, marketing and other factors which affect the sales of more sophisticated mobile handsets are all outside of our control, and weak sales of mobile handsets for which we have developed services could limit our ability to generate revenues from those services.

We must rely on China Unicom and China Mobile to maintain accurate records of fees paid by users of our services, deduct service and network fees due to them and pay us fees due to us. Errors in record-keeping by the mobile operators could adversely affect our profitability and the market price of our ADSs.

We must rely on China Unicom and China Mobile to maintain accurate records of the fees paid by users and deduct the service and network fees due to them under our network service agreements. Specifically, the mobile operators provide us with monthly statements for our 2G services that do not provide itemized information regarding amounts paid for each of our services or calculations of the service and network fees. As a result, monthly statements that we have received from the mobile operators for our 2G services cannot be reconciled to our own internal records for the reasons discussed under “— China Unicom and China Mobile do not supply us with detailed information on billing and transmission failures, revenues, service or network fees or other charges, particularly with respect to our 2G services, and accordingly, it is difficult to analyze the factors affecting our financial performance.” In addition, we have only limited means to independently verify the information provided to us with respect to such 2G services because we do not have access to the mobile operators’ internal records. Rather, we can only seek consultations with the mobile operators to discuss the reasons for any discrepancies.

With respect to our 2.5G services, the mobile operators allow us limited access to their transmission and billing system information to monitor if our services are actually delivered and paid for, which information we then reconcile to our own internal records. In addition, the mobile operators in general provide us with monthly statements within two to three weeks after month end. To date, discrepancies between our internal records and the mobile operators’ confirmations has been insignificant. Nonetheless, we are still ultimately dependent on the ability of the mobile operators’ systems to accurately collect and analyze the relevant transmission and payment data regarding our services.

Because of the dominant market position of these mobile operators, we have limited leverage in challenging any discrepancies between their monthly statements and 2.5G system information, on the one hand, and our own records, on the other hand. Our profitability and the market price of our ADSs could be adversely affected if these mobile operators miscalculate the revenues generated from our services and our portion of those revenues.

Our dependence on the billing records of China Unicom and China Mobile may adversely affect our ability to record, process, summarize and report revenue and other information regarding our wireless value-added services. Any inaccuracies in our records and public reports could adversely affect our ability to effectively manage our business and the market price of our ADSs.

We maintain controls and procedures to ensure that financial and non-financial information regarding our business is recorded, processed, summarized and reported in a timely and accurate manner. However, as noted in the prior risk factor, we depend on the billing records of China Unicom and China Mobile and have only limited means to independently verify information provided by them. If the information they provide us is incorrect or incomplete, then our own internal records will also be incorrect or incomplete. Our business could be adversely affected if our management and board of directors make decisions based on deficient internal information, such as strategic initiatives involving new wireless value-added services. Moreover, it is possible that, if information provided to us by the mobile operators were not correct or complete, our public reports could also be deficient, which could adversely affect the market price of our ADSs.

We started to recognize revenue for a portion of our 2G services on an accrual basis beginning with our financial statements for the year ended December 31, 2004, based on an internal estimation process which involves the use of estimates of monthly revenues to the extent we are unable to obtain actual figures from the mobile operators before we finalize our financial statements, which could in turn require us to make adjustments to our financial statements.

Our financial statements through December 31, 2003 reflected our actual revenues as they appear on the mobile operators’ statements. However, starting from 2004, we recognized revenue for a portion of our 2G services (as well as for an insignificant portion of our 2.5G services) on an accrual basis and plan to do so in the future as necessary in order to report our quarterly or annual earnings on a timely basis. This involves the use of estimates of monthly revenues based on our internal records for the month and prior monthly confirmation rates with the mobile operators in prior months if we are unable to obtain actual figures from the mobile operators before we finalize our financial statements. We expect the effect of these estimates on our financial results will be more significant on our quarterly results of operations than on our annual results, as we are less likely to receive confirmation on all of our 2G revenues before we disclose our quarterly results. For both 2004 and 2005, approximately 95% of our 2G revenues were recognized based on confirmations received from the mobile operators. To the extent that our revenues have not been confirmed by the mobile operators for any reporting period, we will need to adjust our revenues in the subsequent periods in which these revenues are confirmed. Actual revenues may differ from prior estimates when unexpected variations in billing and transmission failures occur. Recognizing revenues on an accrual basis could potentially require us to later make adjustments to our financial statements if the mobile operators’ billing statements and cash payments are different from our estimates, which could adversely affect our reputation and the market price of our ADSs.

Our revenues and cost of revenues for 2G services, and to a lesser degree 2.5G services, are affected by billing and transmission failures and other discrepancies which are often beyond our control.

We do not collect fees for our services from China Unicom and China Mobile in a number of circumstances, including if:

•	the delivery of our service to a customer is prevented because his or her phone is turned off for an extended period of time, the customer’s prepaid phone card has run out of value or the customer has ceased to be a customer of the applicable mobile operator;

•	China Unicom or China Mobile experiences technical problems with its network which prevent the delivery of our services to the customer;

•	we experience technical problems with our technology platform that prevents delivery of our services; or

•	the customer refuses to pay for our services due to quality or other problems.

These situations are known in the industry as billing and transmission failures, and we do not recognize any revenues for services which are characterized as billing and transmission failures. Billing and transmission failures therefore significantly lower the revenues we record. The failure rate for 2G services can vary among the mobile operators, and by province, and also has fluctuated significantly in the past, ranging on a monthly basis from 2.2% to 37.1% of the total billable messages which are reflected in our internal records during 2005.

Although we do not experience the same type of billing and transmission failures for our 2.5G services as we do for our 2G services, we do experience a discrepancy between the revenues recorded by our internal system and the revenues confirmed by the mobile operators. This difference has historically averaged approximately 2% per month and relates to services that are provided but are not billed to the user for a variety of reasons associated with the manner in which the mobile operators register new users and manage their internal billing reconciliation process.

We are also required to pay some of our content providers a percentage of the revenues received from or confirmed by the mobile operators with respect to services incorporating the content providers’ products. In calculating the fees payable to these providers, we make estimates to take into account billing and transmission failures, which may have been applicable to the services incorporating the providers’ products, and reduce the fees payable by us accordingly. Nonetheless, as estimates involve making assumptions which may prove inaccurate, we have in the past paid, and may continue to pay, such providers fees which are disproportionate to what we have been paid for the relevant service. Our costs of services, gross margins and profitability could be adversely affected if, due to problems in estimating billing and transmission failures, we overpay service providers on a consistent and continuous basis.

China Unicom and China Mobile do not supply us with detailed information on billing and transmission failures, revenues, service and network fees or other charges, particularly with respect to our 2G services, and accordingly it is difficult to analyze the factors affecting our financial performance.

China Unicom’s and China Mobile’s monthly statements to service providers, including our company, regarding the services provided through their networks currently do not contain information about billing and transmission failures, revenues, service and network fees or other charges or detailed information on a service-by-service basis, particularly with respect to our 2G services. While the mobile operators allow third party service providers such as our company to have access to their 2.5G transmission and billing systems, such access is limited and does not offer complete information on all fee calculations and other charges. Moreover, China Unicom and China Mobile have from time to time imposed penalty charges and service suspensions on us when they believe we have contravened their customer service policies. The information provided by the mobile operators does not, however, identify exactly which services caused the problem or the time period in which they occurred.

As a result of the foregoing, we are unable to effectively analyze the factors that affect our financial performance and can only estimate our revenues and cost of revenues by service type. We are also unable to confirm which of our 2G services were transmitted but resulted in billing and transmission failures. As a result, with respect to specific services, we are not able to definitively calculate and monitor revenues, margin and other financial information, such as average revenues per-user by service and total revenues per-user by service, and also cannot definitively determine which of these services are or may be profitable. Moreover, we do not know what adjustments, if any, should be made with respect to specific services to avoid inadvertent violations of the mobile operators’ customer service policies.

The services we offer and the prices we charge are subject to approval by China Unicom and China Mobile, and if requested approvals are not granted in a timely manner or approved services are suspended or terminated, our competitive position, revenue and profitability could be adversely affected.

We must obtain approval from China Unicom and China Mobile with respect to each 2G and 2.5G service that we propose to offer to their customers and the pricing for such service. In addition, any changes in the pricing of our existing services must be approved in advance by these operators. There can be no assurance that such approvals will be granted in a timely manner or at all. Failure to obtain, or a delay in, obtaining such approvals could place us at a competitive disadvantage in the market and adversely affect our revenue and profitability. In addition, the recent more rigorous enforcement of customer service policies by China Unicom and China Mobile could result in heightened scrutiny of our existing or proposed services and pricing by the mobile operators. This could, in turn, result in delays in their approving new services, our failure to obtain approval for new services or suspensions (such as the service suspensions we received in January and April 2006) or termination of all or part of our existing services or reductions in approved pricing of our services. The occurrence of any of these actions could materially and adversely affect our revenues.

If either China Unicom or China Mobile adopts a policy that prohibits branding by service providers for services provided on their WAP portals, our revenues could be adversely affected.

We introduced our Hawa brand in the fourth quarter of 2003. The branding of our services is an important part of our marketing strategy to increase user awareness of our services and create enhanced customer loyalty. China Mobile currently does not permit the use of corporate names to brand services on their WAP portals. If China Mobile expands this policy to include non-corporate names such as Hawa or China Unicom adopts similar restrictions, we do not believe we could market our services as effectively, which could have an adverse effect on our revenues.

The Chinese government has granted licenses to offer limited mobility wireless telecommunications services (or little smart) in China to China Telecom and China Netcom, two operators with which we have only begun developing relationships, and may grant such licenses to other parties with which we have not yet developed close relationships. If China Telecom, China Netcom or other parties receiving licenses in the future are successful in the wireless value-added services market, but we are unable to continue developing deeper cooperative relationships with such parties, our revenue and overall financial condition could be adversely affected.

The Chinese government recently granted licenses to offer limited mobility wireless telecommunications services in China to China Telecom and China Netcom. We have begun to develop limited business relationships with China Telecom and China Netcom, but such relationships are not as close as the ones we have developed with China Unicom and China Mobile. As a result, if we are unable to develop closer cooperative relationships with such operators, our revenue and overall financial condition could be adversely affected if they take market share from China Unicom and China Mobile.

The Chinese government may also grant such licenses to other parties besides China Unicom, China Mobile, China Netcom and China Telecom, although the timing of such grants is unclear. As a result, if any other parties receive wireless telecommunications licenses and are successful in the wireless value-added services market, but we are unable to develop closer cooperative relationships with them, our revenue and overall financial condition could be adversely affected if they take market share from China Unicom, China Mobile, China Telecom and China Netcom. It is also possible that such parties receiving wireless telecommunications licenses may decide to offer wireless value-added services created by them, rather than by third party service providers such as our company. In that case, we would be in direct competition with those operators, and our revenue and overall financial condition could be adversely affected if we are not able to compete effectively against them.

Risks Related to our Software Products

The market for our VASPro software is rapidly evolving and dependent on the growth of 2.5G and 3G services in China and elsewhere. We may not be able to generate significant sustainable revenues from this software if the market does not develop as we anticipate or we are unable to respond to new market developments promptly.

The market for our VASPro software, which allows 2.5G services to be offered through the mobile operators’ networks, is rapidly evolving. We may not be able to develop and introduce software, software enhancements or services that respond to market demands, technology developments, increased competition or industry standards on a timely basis, or at all. In addition, to date, our revenues from VASPro have been primarily derived from one-time licensing and maintenance fees paid by China Unicom based on the capacity of its platform in terms of number of users. Under our current agreements, we only generate additional software revenues if China Unicom adds capacity for additional users on its nation-wide WAP portal or we supply such software to additional China Unicom provincial offices. In 2005, our revenues from VASPro were negatively affected by China Unicom’s decision to delay expanding capacity or building out 2.5G and 3G mobile networks into 2006 pending anticipated receipt of 3G licenses. If this market does not grow and evolve in the manner or in the timeframe that we anticipate, or if we are unable to respond to new market developments promptly, we may not be able to generate significant sustainable revenues from our software.

Our software sales are currently entirely dependent on China Unicom, and the loss of our relationship with China Unicom would materially and adversely affect the revenue from our software business.

The only customer for our VASPro software currently is China Unicom. While VASPro is highly complex and customized software and, therefore, difficult to replace, it is possible that China Unicom could purchase similar software from third parties, or develop such software itself, and cease using VASPro. Moreover, several provincial offices of China Unicom that operate their own local WAP portals have purchased services provisioning and management software from other parties, and other provincial offices may do so in the future. In this case, not only would we lose future revenues from sales of additional software to China Unicom at the national or provincial level, but we could also lose what we view to be an important selling point when marketing our software to other mobile operators, the fact that the software is being used successfully by a major mobile operator. This would materially and adversely affect the revenue from our software business.

The market for our VASPro software in China is limited, and we may not be able to sell our software outside of China, in which case the potential growth of our software business would be limited.

The other principal mobile operator in China besides China Unicom, China Mobile, purchases its services provisioning and management software from a subsidiary company of China Mobile specifically established for this purpose, and we believe it is unlikely that China Mobile will purchase our software for the foreseeable future. China Telecom and China Netcom have also not purchased our software. Accordingly, the market for VASPro is limited in China. In addition, we may have to market our software in other countries to increase sales, which we may not be able to do successfully. This strategy contains risks, including difficulty in managing international operations due to distance, language and cultural differences and an inability to successfully market and operate services in foreign markets. There are also risks inherent in doing business on an international level, including unexpected changes in regulatory requirements, trade barriers, difficulties in staffing and managing foreign operations, fluctuations in currency exchange rates, and potentially adverse tax consequences.

Our provision of both 2G and 2.5G services and services provisioning and management software and related services to China Unicom or other mobile operators could be perceived as a conflict of interest and unfair competitive advantage. As a result, we could be prohibited from providing certain of those types of services, which could materially and adversely affect our competitive position, revenue and overall financial condition.

In addition to providing VASPro software, we provide China Unicom, at its request, operations support, data gathering, testing, consulting and maintenance services for its WAP portal. Third party wireless value-added service providers may complain to China Unicom or any other mobile operator that purchases our software that the simultaneous provision of wireless value-added services, VASPro software and technical consulting services for the software by us, which gives us access to China Unicom’s wireless value-added system, presents a conflict of interest and gives us an unfair competitive advantage. Actions arising from any such complaints could impair our ability to provide services to China Unicom or other mobile operators, which could materially and adversely affect our competitive position in the wireless value-added services market, the services provisioning and management software market, or both, as well as our revenue and overall financial condition.

Our VASPro software is highly complex, and any defects in it could result in a refusal by China Unicom or other mobile operators to use it, as well as errors or failures in the networks in which it operates. Accordingly, any such defects could not only adversely affect our revenue from VASPro, but could also subject us to claims from users, mobile operators or other parties and damage our credibility.

Our VASPro software enables mobile operators to manage a wide range of functions, including managing billing and multiple third party service providers. Given the breadth of this software, it is extremely complex for us to design, develop, install and support the operations of VASPro. Accordingly, despite our testing, current or enhanced versions of VASPro may contain software defects. Any such defects could cause China Unicom to stop licensing VASPro and cause other mobile operators to select services provisioning and management software from our competitors. Moreover, VASPro is a key component of the 2.5G mobile networks in which it operates, and defects could cause errors in such activities as billing or provisioning of services or even cause the whole network to crash. In that case, we could be subject to claims from mobile users, mobile operators which use VASPro or third party service providers for incorrect billing or delivery of services or other damages caused by network problems. Our credibility among mobile operators and users could also be adversely affected, which could adversely affect the long-term growth and profitability of our business as a whole.

Risks Related to our Music Business

The businesses of our controlled music companies are subject to constantly changing consumer tastes.

In November 2005, in order to implement our strategy to enter the music development, production and distribution industry, we formed a new affiliated Chinese entity, Hurray! Digital Music Technology Co., Ltd. (“Hurray! Digital Music”). Subsequently, Hurray! Digital Music acquired 60% of the equity interest in Beijing Freeland Wuxian Digital Music Technology Co., Ltd., whose name was subsequently changed to Beijing Hurray! Freeland Digital Music Technology Co., Ltd. (“Freeland Digital Music”) to which certain entities of the Freeland Group, a group of affiliated companies in China engaged in the production and distribution of audio and visual products, contributed their respective music businesses. In December 2005, Hurray! Digital Music acquired 51% of the equity interest of Beijing Huayi Brothers Music Co., Ltd., a subsidiary of Huayi Brothers Group. Both companies have been successful top-tier domestic independent record companies in China which engage in artist development, music production and music distribution.

Each music recording is an individual artistic work. The commercial success of a music product depends on consumer taste, the quality and acceptance of competing offerings released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change quickly. Accordingly, there can be no assurance as to the financial success of any particular product, the timing of such success, or the popularity of any particular artist.

The future success of our controlled music companies depends on their ability to continue to develop recorded music that is interesting and engaging to our target audience, primarily users of Internet and wireless value-added services. If our audience determines that the content does not reflect its tastes, then our audience size could decrease, which would adversely affect our results of operations. The ability of Freeland Digital Music and Huayi Brothers Music to develop compelling content depends on several factors, including the following:

•	technical expertise of their production and recording staff;

•	popularity of the artists of our controlled music companies,

•	access to songs or songwriters, and

•	effectiveness of online and offline marketing and promotional activities.

Furthermore, our controlled music companies must invest significant amounts for product development prior to the release of any product. These costs may not be recovered if the release is unsuccessful. There can be no assurance that such products will be successful releases or that any product will generate revenues sufficient to cover the cost of product development. Because we are relatively inexperienced in the music industry, we cannot predict whether our efforts in this area will be successful.

Our controlled music companies may unknowingly purchase or license songs which have already been, or may in the future be, sold or licensed to third parties, which could create costly legal disputes over intellectual property rights with such third parties and the songs’ authors or composers.

Freeland Digital Music and Huayi Brothers Music generally purchase or license songs for their artists from the original authors or composers of the songs. In China, original authors and composers sometimes license or sell their songs to multiple music companies without informing each such company. In that case, our controlled music companies may unknowingly purchase or license songs that have already been, or may in the future be, licensed or sold to one or more third parties. As a result, disputes may arise between our controlled music companies, third party music companies and original authors or composers over the rights to particular songs. Any such dispute may require our controlled music companies to incur significant costs to investigate and resolve them, including potentially the payment of damages to third parties.

In addition, Freeland Digital Music and Huayi Brothers Music license and distribute songs to third parties such as providers of Internet and wireless value-added services, which then distribute the music content to their customers. Freeland Digital Music and Huayi Brothers Music may be subject to claims by such providers or any of their other customers if the customers suffer losses as a result of a dispute over the ownership of copyrights to songs provided to them.

Our controlled music companies often enter into contracts with third parties on behalf of their artists. If those artists fail to satisfy the requirements under those contracts, our controlled music companies may be subject to claims, which could expose them to significant costs and business disruption.

Freeland Digital Music and Huayi Brothers Music often enter into various types of contracts with third parties on behalf of their artists, including contracts relating to album publishing, advertising and promotional activities and public performances. If an artist fails to satisfy the requirements under any such contract for whatever reason (such as health problems), then our controlled music companies may be deemed to have breached the relevant contracts. In that case, our controlled music companies may be subject to claims for breach of contract by the counterparty to the contracts, which could expose them to significant costs and business disruption.

Additional Risks Related to Our Company

Our recent acquisitions and strategic investments and any future acquisitions or investments may have an adverse effect on our ability to manage our business and may subject us to unforeseen liabilities.

Selective acquisitions and strategic investments, such as the recent acquisitions of Beijing Hutong, Beijing Hengji Weiye Electronic Commerce Co., Ltd. (“Hengji Weiye”) and Shanghai Magma Digital Technology Co., Ltd. (“Shanghai Magma”) and investments in Freeland Digital Music and Huayi Brothers Music, form part of our strategy to further expand our business. Such companies may not be as successful as they have been in the past, and may also not perform as well as we expect. Moreover, the integration of such companies into our operations has required significant attention from our management. In particular, we must ensure that the relationships of our newly acquired wireless value-added service companies with the mobile operators are not disrupted by the acquisitions. In addition, our management must also devote significant resources to enhancing its knowledge of the music development, production and distribution business in China, with which we have very limited experience. Future acquisitions will also likely present similar challenges.

The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Acquisitions expose us to potential risks, including risks associated with the assimilation of new operations, services and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenues to offset the costs and expenses of acquisitions and potential loss of, or harm to, relationships with employees and content providers as a result of integration of new businesses. The acquisition of any company could also subject us to unforeseen liabilities arising from the acquisition itself or the operations of the company or both.

We face intense competition, which could cause us to lose market share and materially adversely affect our business and results of operations.

The Chinese market for wireless value-added services is changing rapidly and is intensely competitive. We compete principally with three groups of 2G and 2.5G service providers in China, which include companies that focus primarily or entirely on these markets, major Internet portal operators in China and niche service providers.

We have faced competition from all three groups since our entry into this market. Moreover, there are low barriers to entry for new competitors in the 2G and 2.5G services market. Many of our competitors have longer operating histories in China, greater name and brand recognition, larger customer bases and databases, significantly greater financial, technological and marketing resources and superior access to original content than we have. As a result, our existing or potential competitors may in the future achieve greater market acceptance and gain additional market share, which in turn could reduce our revenues.

With respect to our software products, we face significant competition from major international software companies such as Microsoft, traditional telecommunications companies such as Motorola and NEC, and major software and professional services companies such as Hewlett-Packard and IBM, all of which have greater market share worldwide and financial resources than we do. These established software and telecommunications companies are better positioned to finance research and development activities relating to 2.5G and 3G technologies. They are also able to provide a wider range of products and services for a greater spectrum of media and have greater resources with which to purchase additional technologies or acquire other companies. We also compete against local software developers and telecommunications companies such as Aspire, Huawei and ZTE.

With respect to our music business, we face significant competition from two groups of competitors. The first group consists of traditional record companies which are extending downstream to establish their own wireless value-added services or Internet services companies in China. Such competitors include international record companies and independent labels based in Hong Kong, Taiwan and mainland China, which have longer operating histories, larger music libraries and greater pools of popular artists that us. The second group of competitors consists of wireless value-added services providers that focus on music-related products and have extended upstream to establish their own music production businesses in China.

We operate in rapidly evolving industries, which may make it difficult for investors to evaluate our business.

We began commercially offering wireless value-added services and developing our VASPro software business in China in 2001, and since that time, the technologies and services used in the wireless value-added services industry in China have developed rapidly. Moreover, we have recently entered the music development, production and distribution business in China, which is also rapidly evolving. As a result of this rapid and continual change, you should consider our prospects in light of the risks and difficulties frequently encountered by companies in an early stage of development. These risks include our ability to:

•	attract and retain users for our 2G and 2.5G services,

•	expand the services that we offer,

•	respond effectively to rapidly evolving competitive and market dynamics and address the effects of mergers and acquisitions among our competitors,

•	continue to develop reliable, state-of-the-art mobile service provisioning and management software for mobile operators,

•	effectively manage our new music businesses and leverage our music library,

•	maintain, expand and enhance our relationships with mobile operators so that they will allow us to offer our 2G and 2.5G services over their networks and will buy our service provisioning and management software, and

•	increase awareness of our brand and user loyalty.

Due to these factors, there can be no certainty that we will maintain or increase our current share of the highly competitive markets in which we operate.

We depend on key personnel for the success of our business. Our business may be severely disrupted if we lose the services of our key executives and employees or fail to add new senior and middle managers to our management.

Our future success is heavily dependent upon the continued service of our key executives, particularly certain members of the team which conducted the management buy-in of our company in June 2001, namely, Qindai Wang, our chairman and chief executive officer, Jesse Liu, our senior vice president and chief financial officer and Haoyu Yang, our senior vice president in charge of research and development as well as Shaojian (Sean) Wang, our president and chief operating officer since May 2006. Our future success is also dependent upon our ability to attract and retain qualified senior and middle managers to our management team. If one or more of our current or future key executives or employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business may be severely disrupted. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customers and suppliers and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into an employment agreement and a confidentiality, non-competition and non-solicitation agreement with us. As we believe is customary in our industry in China, we do not maintain key-man life insurance for any of our key executives.

We also rely on a number of key technology staff for the development and operations of our various businesses. Given the competitive nature of our industry, the risk of key technology staff departing our company is high and any such departure could disrupt our operations.

Rapid growth and a rapidly changing operating environment strain our limited resources. Our future growth could be adversely affected if we cannot manage our expansion effectively.

We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. If the user base of our 2G and 2.5G services increases or our controlled music companies expand, we will need to increase our investment in our technology infrastructure, facilities and other areas of operations, in particular our product development, customer service and sales and marketing, which are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support could deteriorate and our business may suffer. For example, any such performance issue could prompt China Unicom, China Mobile, China Telecom or China Netcom to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:

•	develop and quickly introduce new 2G and 2.5G services, adapt our existing services and maintain and improve the quality of all of our services, particularly as the market for 2.5G services evolves and matures,

•	effectively maintain our relationships with China Unicom and China Mobile, enhance our relationships with China Telecom and China Netcom and establish new relationships with any other recipients of mobile licenses in China so that we are able to offer 2G and 2.5G services over their networks and induce them to purchase our VASPro software,

•	attract and retain popular artists for our music businesses,

•	continue training, motivating and retaining our existing employees and attract and integrate new employees, including our senior management,

•	develop and improve our operational, financial, accounting and other internal systems and controls, and

•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.

Any failures of the mobile telecommunications network, the Internet or our technology platform may reduce use of our services and our revenues.

Our wireless value-added services are offered through the networks of China Unicom, China Mobile, China Telecom and China Netcom. In addition, we use our website to promote our services and enable users to order them. Thus, both the continual accessibility of the mobile operators’ networks and the performance and reliability of China’s Internet infrastructure are critical to our ability to attract and retain users. Moreover, our business depends on our ability to maintain the satisfactory performance, reliability and availability of our technology platform and the VASPro software we license. Any server interruptions, break-downs or system failures, including failures caused by computer viruses, hacking or sustained power shutdowns, floods or fire causing loss or corruption of data or malfunctions of software or hardware equipment, or other events outside our control that could result in a sustained shutdown of all or a material portion of the mobile networks, the Internet or our technology platform, could adversely impact our ability to provide our services to users and decrease our revenues.

Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations, which could adversely affect our ability to operate our business effectively or at all.

In connection with China’s entry into the World Trade Organization, or WTO, foreign investment in telecommunications and Internet services in China has been liberalized to allow for a maximum of 50% foreign ownership in value-added telecommunications and Internet services in China. To comply with these ownership requirements, we have implemented a structure which is similar to those used by several of our competitors such as SINA, Sohu, NetEase, Linktone and TOM Online by entering into various agreements with affiliated companies incorporated in China, including Hurray! Solutions, Beijing Cool Young Information Technology Co., Ltd. (“Beijing Cool Young”), Beijing WVAS Solutions Ltd. (“WVAS Solutions”), Beijing Network, Beijing Palmsky Technology Co., Ltd. (“Beijing Palmsky”), Beijing Hutong, Shanghai Magma and Hengji Weiye and their shareholders. Each of these affiliated Chinese entities is owned by various individuals in China.

We do not have any direct ownership interest in our affiliated Chinese entities but have entered into a series of agreements with these entities through which we intend to be able to assert a degree of control and management. In addition, we control Hurray! Digital Music through three of our affiliated Chinese entities, Hurray! Solutions, Beijing Network and Beijing Hutong. It is possible that the relevant Chinese authorities could, at any time, assert that our agreements with our affiliated Chinese entities or any portion or all of the existing or future ownership structure and businesses of each of our company, our wholly-owned subsidiary, Hurray! Times Communications (Beijing) Ltd. (“Hurray! Times”), or our affiliated Chinese entities violate existing or future Chinese laws, regulations or policies. It is also possible that the new laws or regulations governing the telecommunication or Internet sectors in China that have been adopted or may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our, Hurray! Times’ or our affiliated Chinese entities’ current or proposed businesses and operations. In addition, these new laws and regulations may be retroactively applied. If any of our company, Hurray! Times and our affiliated Chinese entities is found to be in violation of any existing or future Chinese laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including, without limitation, the following:

•	levying fines,

•	confiscating the incomes of any of our company, Hurray! Times or our affiliated Chinese entities,

•	revoking the business licenses of any of our company, Hurray! Times or our affiliated Chinese entities,

•	shutting down servers or blocking websites maintained by any of our company, Hurray! Times or our affiliated Chinese entities,

•	restricting or prohibiting our use of our financial assets to finance our business and operations in China,

•	requiring any of us, Hurray! Times or our affiliated Chinese entities to restructure our ownership structure or operations, and/or

•	requiring any of us, Hurray! Times or our affiliated Chinese entities to discontinue any portion of or all of their wireless value-added services.

In any such case, we could be required to restructure our operations, which could adversely affect our ability to operate our business effectively or at all.

We depend upon agreements with our affiliated Chinese entities for the success of our business. These agreements may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.

Because we conduct substantially all our business in China, and because we are restricted to a certain extent by the Chinese government from owning telecommunications or Internet operations in China, we depend on our affiliated Chinese entities, in which we have no direct ownership interest, to provide those services through agreements. These agreements may not be as effective in providing control over our telecommunications or Internet operations as direct ownership of these businesses. For example, our affiliated Chinese entities could fail to take actions required to operate our business, such as renewing their business licenses or services permits or entering into service contracts with China Unicom, China Mobile and other mobile operators. Moreover, the fees for our services are paid by the mobile operators directly to our affiliated Chinese entities, which are then obligated at our request to transfer substantially all of such fees to our wholly owned subsidiary, Hurray! Times. If our affiliated Chinese entities fail to perform their obligations under these agreements, we may have to rely on legal remedies under Chinese law, which we cannot assure you would be effective or sufficient. In particular, the legal environment in China is not as developed as in other jurisdictions, such as the United States. Thus, Chinese courts are often inexperienced in handling corporate disputes, and different courts may apply laws and procedures in different ways.

We do not believe that we have a reasonable basis to predict the likelihood of the occurrence of the foregoing risks. However, if there is such an occurrence, it could potentially have a significant adverse effect on our ability to operate our business and on our financial condition.

We generate our internal funds almost exclusively from Hurray! Times. If that company is restricted from paying dividends to us, we may lose almost all of our internal source of funds.

Except for the cash held by Hurray! Holding (approximately $60.9 million as of December 31, 2005), we have no significant assets other than our equity interest in Hurray! Times. Our internal source of funds has been derived almost exclusively from dividend payments from that company after it receives payments from our affiliated Chinese entities. We are likely to lose all of our source of funds if Hurray! Times is restricted from paying dividends to us, except for interest we earn on our investments, which totaled $38,185 in 2004 and $37,875 in 2005. Under current Chinese tax regulations, dividends paid to us are not subject to Chinese income tax. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations, which in turn restricts our ability to receive these revenues.

The principal differences between net income under Chinese accounting standards and U.S. GAAP relate to pre-operating costs, stock-based compensation and deferred taxes. Pre-operating costs are expensed when incurred under U.S. GAAP, while they are amortized over five years under Chinese accounting standards. Stock-based compensation and deferred taxes are not recognized under Chinese accounting standards. Under Chinese law, Hurray! Times is also required to set aside a portion of its after-tax profit calculated under PRC GAAP, for which the legal minimum requirement is 10%, to a non-distributable general reserve fund beginning in its first profitable year after offsetting prior year’s cumulative losses and to certain other non-distributable funds at an amount determined by Hurray! Times. The amount of reserves was RMB3,451,046 ($427,628) as of December 31, 2005, which represents the general reserve fund. This reserve fund can only be used for specific purposes and is not distributable as cash dividends. If further restrictions on payments of dividends by our subsidiary are implemented under Chinese law, we may not be able to access our internal source of funds.

Our revenues may fluctuate significantly and may adversely affect the market price of our ADSs.

Our revenues and results of operations have varied in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation are outside our control. Steady revenues and results of operations will depend largely on our ability to:

•	attract and retain users in the increasingly competitive 2G and 2.5G services market in China,

•	capture a portion of the emerging market for 2.5G services, and when launched, of the market for 3G services,

•	successfully implement our business strategies, including integrating our recent strategic acquisitions with our existing core business, and

•	update and develop our services, technologies and content, including our VASPro software, which is highly complex.

Because the 2G and 2.5G services industry in China is new and rapidly evolving, our experience in the music industry is limited and our business has experienced significant volatility in terms of financial results as a result of the factors stated above, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the market price of our ADSs to decline.

We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.

We believe the copyrights, service marks, trademarks, trade secrets and other intellectual property we use are important components of our wireless value-added services. In addition, our software products are highly complex and involve proprietary software source code and know-how. Our controlled music businesses are also substantially dependent on their ability to protect their rights over their music content. Any unauthorized use of such intellectual property by third parties may adversely affect our current and future revenue from such services and software, as well as our reputation. For example, rampant piracy in China has negatively affected offline sales of CDs and tapes by our controlled music companies, and if piracy becomes a problem in online distribution channels, their financial results would be further materially adversely affected. We rely primarily on the intellectual property laws and contractual arrangements with our employees, clients, business partners and others to protect such intellectual property rights. Third parties may be able to obtain and use such intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in the Internet, wireless value-added and music industries in China is uncertain and still evolving, and these laws may not protect intellectual property rights to the same extent as the laws of some other jurisdictions. In particular, the intellectual property law in China is less developed than in the United States and, historically, China has often not protected private parties’ intellectual property rights to the same extent as such parties might enjoy in the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, overall financial condition and results of operations.

Due to the fact that we aggregate content and applications for our wireless value-added services, and because our services may be used for the distribution of information through, for example, our wireless community services, claims may be filed against us for defamation, negligence, copyright or trademark infringement or other violations. In addition, third parties could assert claims against us for losses in reliance on information distributed by us. For example, if we are found to have infringed any intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative intellectual property. We may also incur significant costs in investigating and defending the claims, even if they do not result in liability. We have not purchased liability insurance for these risks.

We have limited business insurance coverage which could expose us to significant costs and business disruption.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products, and do not, to our knowledge, offer business liability insurance. As a result, we do not have any business liability insurance coverage for our operations. Moreover, while business disruption insurance is available, we have determined that the risks of disruption and cost of the insurance are such that we do not require it at this time. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources, particularly if it affects our technology platform which we depend on for delivery of our wireless value-added services.

We may be or become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

We may be classified as a passive foreign investment company by the United States Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a passive foreign investment company, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to U.S. tax reporting requirements. The determination of whether or not we are a passive foreign investment company will be made on an annual basis and will depend on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a passive foreign investment company for U.S. tax purposes if 50.0% or more of our assets, based on an annual quarterly average, are passive assets, or 75.0% or more of our annual gross income is derived from passive assets. We have determined that virtually all of our income for 2003, 2004 and 2005 was active income under the gross income test. However, as cash and cash equivalents (which the United States Internal Revenue Service has stated constitute passive assets for passive foreign investment company testing purposes) have comprised a significant percentage of our assets (based on U.S. GAAP) in the past, the determination whether we were a passive foreign investment company in prior years or will be a passive foreign investment company in the future will depend on the valuation of our intangible assets (including goodwill and going concern value) which are not reflected in our financial statements. We did not obtain an appraisal of our intangible assets for passive foreign investment company testing purposes for prior periods, but we believe that the value of these intangibles exceeds the amount of our cash and cash equivalents. Our judgment is not binding on the Internal Revenue Service. The valuation of our intangible assets is based, in part, on the then market value of our ADSs, which is subject to change. We cannot assure you that we will not be a passive foreign investment company for the current or any future taxable year. See “— Taxation” below.

Anti-takeover provisions in our charter documents could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management.

Our amended and restated articles of association include two provisions which could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management. First, our amended and restated articles of association provide for a classified board of directors. Second, our board of directors has the right to issue preference shares without shareholder approval, which could be used to institute a “poison pill” that would work to dilute a potential hostile acquirer’s ownership interest in our company, effectively preventing acquisitions that have not been approved by our board of directors.

Shareholder rights under Cayman Islands law may differ materially from shareholder rights in the United States, which could adversely affect the ability of us and our shareholders to protect our and their interests.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (2004 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law in this area may not be as clearly established as they would be under statutes or judicial precedent in existence in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate laws. Moreover, our company could be involved in a corporate combination in which dissenting shareholders would have no rights comparable to appraisal rights which would otherwise ordinarily be available to dissenting shareholders of United States corporations. Also, our Cayman Islands counsel is aware of only a few reported cases of derivative actions having been brought in a Cayman Islands court. Such actions are ordinarily available in respect of United States corporations in U.S. courts. Finally, Cayman Islands companies may not have standing to initiate shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests may be limited if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.

LEGAL RISKS RELATED TO WIRELESS AND INTERNET SERVICES

The telecommunication laws and regulations in China are evolving and subject to interpretation and will likely change in the near future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties.

Although our 2G and 2.5G services are subject to general regulations regarding telecommunication services, specific laws at the national level governing wireless value-added services, such as our services related to SMS and WAP, have only been issued recently. The interpretation and application of newly issued Chinese laws and regulations and the possibility of new laws or regulations being adopted have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese companies providing 2G and 2.5G services, including our Chinese affiliated entities. Many providers of 2G and 2.5G services have obtained various value-added telecommunication services licenses.

Each of our affiliates, Hurray! Solutions, Beijing Palmsky, Beijing Network, Hengji Weiye, Beijing Hutong and Shanghai Magma, has been granted an inter-provincial value-added telecommunication license by the Ministry of Information Industry that permits it to conduct inter-provincial operations. Our affiliate, WVAS Solutions, has been granted a value-added telecommunication service license issued by the local Beijing Municipal Telecommunications Administration Bureau. This license may not be sufficient to authorize WVAS Solutions to provide value-added telecommunication services on an inter-provincial basis. We cannot be certain that any local or national value-added telecommunication license requirements will not conflict with one another or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of this category of service, due to the lack of a comprehensive body of laws and regulations governing our 2G and 2.5G services. It is also possible that new national legislation might be adopted to regulate such services.

If we or our subsidiary or affiliates are found to be in violation of any existing or future Chinese laws or regulations regarding our 2G and 2.5G services or Internet access which is discussed in the following risk factor, the relevant Chinese authorities have the power to, among other things:

•	levy fines,

•	confiscate our income or the income of our affiliates,

•	revoke our business license or the business license of our affiliates,

•	shut down our servers or the servers of our affiliates and/or blocking any Web or WAP sites that we operate, and

•	require us to discontinue any portion or all of our 2G and 2.5G services business.

The regulation of Internet website operators is also new and subject to interpretation in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations.

Our affiliate, Hurray! Solutions, and some of our other affiliated Chinese entities operate Internet websites in China, which are one of the channels through which our services are offered. The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the Ministry of Information Industry, and the possibility of new laws or regulations being adopted have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese companies with Internet operations, including ours. In particular, the Ministry of Information Industry has stated that the activities of Internet content providers are subject to regulation by various Chinese government authorities, depending on the specific activities conducted by the Internet content provider. We cannot be certain that the commercial Internet content provider license issued by the relevant government agencies overseeing the telecommunications industry or any value-added telecommunication license held by Hurray! Solutions or our other affiliated Chinese entities will satisfy these requirements. Our failure to comply with applicable Chinese Internet regulations could subject us to severe penalties as noted in the prior risk factor.

RISKS RELATED TO DOING BUSINESS IN CHINA

A slowdown in the Chinese economy may slow down our growth and profitability.

The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any slowdown will not have a negative effect on our business. Several years ago, the Chinese economy experienced deflation, which may recur in the foreseeable future. The Chinese government has, in the past, announced its intention to use macroeconomic tools and regulations to slow the rate of growth of the Chinese economy, the results of which are difficult to predict. The Chinese economy overall affects our profitability as expenditures for wireless value-added and music content services may decrease due to slowing domestic demand. More specifically, increased penetration of wireless value-added services in the less economically developed central and western provinces of China will depend on their achieving certain income levels so that mobile handsets and related services become affordable to a significant portion of the population. Moreover, sales of music content are substantially dependent on the level of discretionary consumer spending in China.

The Chinese legal system embodies uncertainties which could limit the legal protections available to you and could also adversely affect our ability to operate our business.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Although legislation in China over the past 20 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new and their interpretation and enforcement involve uncertainties, which could limit the legal protection available to us, and foreign investors, including you. In addition, the Chinese government may enact new laws or amend current laws that may be detrimental to our current contractual arrangements with our Chinese affiliates, which may in turn have a material adverse effect on our ability to operate our business.

Any occurrence of pandemic avian influenza or other widespread public health problem, or any recurrence of severe acute respiratory syndrome, or SARS, could adversely affect our business and results of operations.

An outbreak of pandemic avian influenza or other widespread public health problem, or a renewed outbreak of SARS in China, where all of our revenues are derived, and in Beijing, where our operations are headquartered, could have a negative effect on our operations. Our operations may be affected by a number of health-related factors, including the following:

•	quarantines or closures of some of our offices which would severely disrupt our operations,

•	the sickness or death of our key officers and employees, and

•	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

Changes in China’s political and economic policies could harm our business.

The economy of China has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

•	economic structure,

•	level of government involvement in the economy,

•	level of development,

•	level of capital reinvestment,

•	control of foreign exchange,

•	methods of allocating resources, and

•	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Because almost all of our future revenues may be in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to use revenues generated in Renminbi to fund our business activities outside China or to make dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain, including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to governmental approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

The value of our ordinary shares and ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi.

The value of our ordinary shares and ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position and the price of our ordinary shares and ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiary in China would be reduced.

Item 4. Information About the Company

A. History and Development of the Company

We became an independent company in September 1999 when we were spun-off from UT Starcom Inc., a Nasdaq-listed company that manufactures telecommunication equipment in China. At that time, we focused on developing billing software and providing system integration services for telecommunications network operators in their fixed-line Internet infrastructure build-outs. In June 2001, our current management team conducted a management buy-in by purchasing a substantial equity interest in our company, at which time the team assumed management control of us with the purpose of developing products and services for 2.5G mobile networks. Prior to the management buy-in, a majority of the new management team had previously worked together in senior management positions at AsiaInfo, a Nasdaq-listed company and a leading provider of telecommunications software and system integration services in China.

In April 2002, we established a new holding company, Hurray! Holding Co., Ltd., in the Cayman Islands. We currently conduct our business in China through our wholly owned subsidiary, Hurray! Times. To comply with ownership requirements under Chinese law which imposes certain restrictions on foreign companies from investing in certain industries such as value-added telecommunication and Internet services, we have entered into a series of agreements with nine affiliated Chinese entities and their respective shareholders. We hold no ownership interest in any such affiliated Chinese entities. See Item 7.B. “Related Party Transactions,” and Item 4.C. “Information About the Company — Organizational Structure.”

As part of our strategy to enhance our growth through opportunistic acquisitions and strategic investments, we have completed the following:

•	In June 2004, we entered into an agreement to acquire 100% of the equity interest of Beijing Network, which offers 2.5G services through China Mobile. Beijing Network is 50% and 50% owned by two individuals in China, Sunhao and Wang Xiaoping.

•	In March 2005, we entered into an agreement to acquire 100% of the equity interest of Beijing Hutong, which is an IVR service provider through China Mobile. Beijing Hutong is 50% and 50% owned by two individuals in China, Wenqian Xu and Yi Cai. In the same month, we also entered into an agreement to acquire 100% of the equity interest of Guangzhou Piosan Information Technology Co., Ltd. (“Guangzhou Piosan”), which is a provider of multimedia messaging services, or MMS, through China Mobile. After transferring all tangible and intangible assets and related liabilities of Guangzhou Piosan to Hurray! Solutions, we subsequently sold Guangzhou Piosan in February 2006 to streamline our corporate structure.

•	In September 2005, we entered into an agreement to acquire Beijing Hengji Weiye, which provides SMS services through China Mobile. Beijing Hengji Weiye is 50% and 50% owned by two individuals in China, Xiaoqing Guo and Hong Pan.

•	In December 2005, we entered into the agreements to acquire Shanghai Magma, which is a leading Java™ game developer and publisher in China. Shanghai Magma is 50% and 50% owned by two individuals in China, Zhangyi and Shang Aiqin. For accounting purposes, we obtained effective control over Shanghai Magma on January 1, 2006, and therefore it will be consolidated into our financial statements from that date.

•	In November 2005, in order to implement our music strategy which is discussed below under “—Business Overview,” we formed a new affiliated Chinese entity, Hurray! Digital Music, which is owned by three of our other affiliated Chinese entities, Hurray! Solutions, Beijing Hutong and Beijing Network. Subsequently, in November and December 2005, Hurray! Digital Music entered into the agreements to acquire 60% of the equity interest of Freeland Digital Music and 51% of the equity interest of Huayi Brothers Music, two top-tier domestic independent record companies in China which engage in artist development, music production and music distribution. For accounting purposes, we obtained effective control over Huayi Brothers and Freeland Digital Music on December 31, 2005 and January 1, 2006, respectively, which represent the dates on which we began to consolidate such entities into our financial statements.

B. Business Overview

Introduction

We are a leading provider of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China over mobile networks and through the Internet. We also provide a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services. Our wireless value-added services are offered through the two main mobile telecommunication platforms in China: 2.5G which includes WAP, MMS and Java™, and 2G which includes SMS, IVR and RBT. In 2005, substantially all of our 2.5G services were WAP-based, and substantially all of our 2G services were SMS- and IVR-based.

In China, 2G and 2.5G services are primarily delivered through mobile telecommunication networks controlled and operated by the two principal mobile operators, China Unicom and China Mobile. In 2005, we also commenced offering certain of our services through the limited mobility “PHS” networks operated by China Telecom and China Netcom, which are also China’s principal fixed-line network operators.

For music-related products such as ringtones, ringbacktones, and MP3-quality truetone downloads or playbacks embedded in our SMS, IVR, RBT, WAP, MMS, Java™ or Internet services, we license music rights from a number of international and domestic record companies directly or through their authorized representatives in China. As revenues generated by music-related products have become an increasingly large portion of our total wireless value-added services revenues, we determined to expand our business upstream in the wireless value chain in the second half of 2005 by acquiring controlling stakes in two major domestic independent record labels in China, Huayi Brothers Music and Freeland Digital Music.

We also design, develop, sell and support service provisioning and management software, called VASPro, and are the sole provider of this type of software to China Unicom for its nation-wide WAP portal. Our VASPro software enables mobile operators to manage a variety of functions related to the sale of 2.5G services by third party service providers through mobile operators’ WAP portals. We assisted China Unicom in designing and building its 2.5G WAP portals and are the sole provider of such software to China Unicom for its nation-wide WAP portal and to 12 of its provincial offices in key coastal and southern provinces for their WAP portals for China Unicom’s CDMA1x network. VASPro currently supports more than 10.0 million registered China Unicom WAP users and more than 100 million service requests each day. Commencing in the second half of 2005, we have been designing and building 2.5G WAP portals for China Unicom’s GSM network which is being upgraded to 2.5G GPRS. We are also in trials with China Telecom to support its 3G wireless value-added services portal using a 3G-compatible version of VASPro.

Our Wireless Value-Added Services

We derive most of our revenues from 2G and 2.5G services. Although the focus of our management team has been to develop our services provisioning and management software and our 2.5G services, we did not begin to earn significant revenues from our 2.5G services until the second half of 2003 when China Unicom commercially launched its nation-wide WAP portal. Prior to that time, most of our services revenues were derived from our 2G SMS services. We expect that 2.5G services will be the major contributor to our future revenue growth. We intend to continue aggressively pursuing market opportunities for 2.5G services, including WAP services, MMS services and Java™ games. We also intend to pursue market opportunities for the more advanced 3G services once 3G mobile networks are launched in China, which is expected in the next few years. We believe that the market for 2.5G services, as well as certain 2G services such as RBT, offer significant growth potential.

WAP Services

We offer our WAP services through China Unicom’s network and, since the acquisition of Beijing Network, through China Mobile’s network. Substantially all of our 2.5G services are WAP services. Our WAP services provided through China Mobile and China Unicom include a variety of categories, including:

Ringtone downloads. Our ringtone downloads enable mobile phone users to customize the ringtone of their phones. We offer thousands of high quality ringtones on both China Unicom’s and China Mobile’s WAP portals, which have been tailor-made for the Chinese market with polyphonic capabilities (which sounds more like real music than the traditional electronic ringing sounds of mobile phones or monophonic ringtones). Users can also create their own original ringtones. We believe our ringtone download services are among the most innovative in the industry. For example, we were the first service provider on China Unicom’s portal to:

•	offer a “Top 10” list of the most popular ringtone downloads,

•	enable users to download the lyrics of the songs they have ordered, and

•	search our large library of songs by name of song or artist.

We have an in-house ringtone production team. We believe that in-house development of ringtones enables us to effectively reduce cost of sales, improve the quality of those ringtones and respond to market demand in a more timely fashion.

Picture downloads. Users can browse, download and forward to their friends’ WAP-enabled mobile phones a variety of icons, screen savers and pictures. We offer one of the largest libraries of pictures on the WAP portals of China Unicom and China Mobile, with tens of thousands of WAP icons, screen savers and pictures which range from full color images to complex animation. In addition, we were the first service provider in China to enable users to create their own wireless photo albums by uploading their own photos onto our servers, which they can subsequently view, download and send to friends from time to time as they like. We were also the first service provider in China to offer pictures that automatically adjust their shape and size to fit the user’s particular mobile handset screen and a “Top 10” list of the most requested downloads, which helps maintain user enthusiasm for the service and creates user loyalty as users return to the service periodically to see what is new on the list. We believe these service innovations clearly differentiate our picture download services from those of our competitors.

Community services. This category of services is further subdivided into four sub-categories: chatting, dating, community and forum or bulletin board services. We offer multiple services within each of these sub-categories, except for bulletin board services for which we do not currently provide any service because this subcategory does not attract sufficient users. With our chatting services, users can communicate with each other one-on-one via text messages sent on their mobile phones. Our dating services also allow users to post messages that are accessible by a large number of users. Our community services enable users to communicate with each other on topics of general or specific interest through chat rooms, which users can establish themselves, or fan clubs, which we often establish in connection with one of our content partners. All of these services offer more sophisticated graphics and functions than SMS chat and community services, including, for example, allowing users to post photos or cartoon images with their messages to identify themselves or their personalities.

Games. We design most of our suite of interactive WAP-based games that can be played on the screens of mobile phones. We also license a small portion of games and game technologies from third parties. These games are tailored by our product development department to be easy to play on the dial pad of a mobile phone and to maximize the graphics available on WAP-compatible mobile phone screens. Our current game offerings include action games, cards games, games of chance, trivia games and role-playing games.

Our games are specifically designed to enhance user loyalty. For example, we bundle certain of our games together into a “game arcade” on China Unicom’s WAP portal where users can play any of the games in the arcade as much as they like for a fixed monthly fee (plus service and network fees payable to the applicable mobile operator). We were the first to offer bundled WAP games through China Unicom. We believe the game arcade approach is attractive to game players and will enhance user loyalty because users always have a variety of games from which to choose and do not have to go through the trouble of ordering individual games one-by-one. While bundling games so that users can access them quickly and reliably requires significant technical expertise, we believe that our deep understanding of the technical aspects of mobile networks, which derives from our established software business, has enabled us to create highly attractive and well-designed game arcades.

Pop culture. The pop culture category encompasses a number of sub-categories, including entertainment and movies, jokes and horoscopes, relationship advice, animation and cartoons, mobile novels, local news and guides and other categories which are enhanced with full color graphics or pictures and automatically sent to subscribers’ mobile phones. Users can also download these messages on demand or forward them to friends or others with WAP-enabled phones. For entertainment-related services, we have entered into content partnerships with Enlight Media, a leading television producer in

China, and Phoenix TV, a popular television channel in China, to obtain the latest entertainment news in China and participate in promotional events tied to their programs and stars. These promotional events include, for example, enabling television viewers to interact with certain programs via WAP by sending a WAP message to vote for the winner of a contest on the program. We were the first to offer entertainment and relationship advice WAP services in China.

News and finance. With these services, users can subscribe and automatically receive news updates with full color graphics or pictures on the WAP pages of their mobile phones. We obtain our news content from government affiliated media companies, such as Xinhua News Agency and Central Weather Forecast Bureau, our media collaborators, such as ESPN and CCTV, and other local media.

Personal information management service. This service, known as PIM, allows users to maintain easy-to-access wireless address books, calendars, personal folders, corporate or Web email and messaging features. We believe this service is particularly attractive to mobile users in China because they typically do not carry both a mobile handset and a personal digital assistant such as a PalmPilot. Also, for users that change their handsets frequently, re-entering personal information such as friends’ phone numbers into new handsets is quite burdensome. As a result, we believe that Chinese mobile users value services such as PIM which enable their WAP-compatible handsets to operate more like personal digital assistants.

We price our WAP services on either a subscription basis or per-use basis. Most of our revenues from China Mobile and China Unicom are currently subscription-based.

WAP services are primarily available on the mobile operators’ WAP portals. For China Unicom, the WAP site is Uni-Info, and for China Mobile, MonternetTM. Both China Unicom and China Mobile organize their WAP portals by category of services. Each category appears as a menu item on the main portal page and then as its own page of the portal, much like the different pages of an Internet website. The page offers users menus of services, such as our services, within each service category. Users select their desired category and service directly through their mobile phones.

The menu position of each service within a category is updated each month by the mobile operators, taking into account the revenues generated by the services, total number of users, growth of revenues, growth of users and other factors related to each service within the category during the prior month. The current practice by both China Unicom and China Mobile is to place the most popular WAP services at the top of the menu on the first page of services available in each service category on their WAP portals. Services at the top of the menu are more accessible to users than other services and, in our experience, are more frequently accessed than those services lower on the menu. This effectively reinforces the position of the most popular services. The placement of services on these menus creates significant competitive advantages for the top-ranked services and significant challenges for newer and less popular services. We believe that our prominent position on the WAP portals of China Unicom helps us maintain our leading position, and in the future will help us to capture opportunities presented by the expected high growth in the market for 2.5G services in China. Through Beijing Network, we have also held prominent positions on the WAP portals of China Mobile, but in January 2006, China Mobile issued a sanction against Beijing Network. The sanction resulted in all of Beijing Network’s WAP services being downgraded to the bottom of China Mobile’s WAP menus and temporarily suspending the approval of new service applications by Beijing Network. We expect that such sanction will adversely affect our revenues in 2006, though we cannot yet quantify the impact for the year.

SMS Services

As the SMS market has begun to mature and the rate of its growth has slowed and even decreased in recent periods, we have focused our activities in SMS on our strongest core services to maximize our revenues while SMS remains relatively popular. These core services are:

Chatting and other community services. Our SMS chatting and other community services are similar to our WAP-based services but with simpler user interfaces. We also currently have three fan clubs for popular TV entertainment programs and offer a variety of SMS interactive television messaging activities where, similar to our WAP television-related services, viewers can interact with certain programs via SMS messages. Our SMS community services are built on standardized software components which allow us to quickly create customized SMS for different types of television programs or quizzes or contests.

Games. We offer more than ten SMS games, including action games, card games and quizzes. These games are also tailored by our product development department to be easy to play on the dial pad of a mobile phone and to maximize the more limited graphics available on SMS-compatible mobile phone screens. Similar to our WAP games, we also bundle certain of our SMS games for which we charge a fixed monthly fee.

Users can purchase our SMS via:

•	responding to our broadcast messages advertising our services, or

•	sending us a request via SMS using a specific code.

IVR Services

We launched our IVR services on China Unicom’s network in April 2004 and on China Mobile’s network in the fourth quarter of 2004. Our IVR services include chat services whereby users can chat with each other live over their mobile handsets in wireless public chat rooms. We believe this service will be attractive to young mobile users in China as a cost-effective way to speak with their friends and to make new friends, although it may be less useful for business purposes because conversations in these chat rooms are open to anyone. Users can also utilize our IVR services to access music, greetings from famous Chinese celebrities, jokes and serial stories, such as detective stories, from their mobile phones or send this content to the mobile phones of their friends or others. We cooperate with traditional media companies, including Enlight Media, to offer branded content for our stories, music and celebrity greeting IVR services.

Our New Wireless Value-Added and Internet Services

Wireless Value-Added Services

In 2005, we implemented a number of strategic initiatives to expand and diversify our wireless value-added services platforms. As a result, we launched and/or expanded the following new services:

RBT. We launched RBT services on the networks of both China Mobile and China Unicom in the first half of 2005. RBT services are currently available on all 2G mobile phones, and we believe that they present significant growth potential. It is also one of the most effective platforms for mobile music products, which has become one of our strategic focuses.

MMS services. We launched MMS services on China Mobile’s network in the first half of 2005 to supplement our 2.5G WAP services and capture growth opportunities in this important 2.5G services platform. MMS can be downloaded on many 2.5G mobile phones in China, and is an effective way for mobile users to send and receive messages that contain multimedia content such as ringtones, pictures and animations.

Java™ Games. We are developing a range of games based on the Java™ platform, which offers an effective way to create sophisticated 2.5G games. In April 2004, we launched our first Java™ game through China Mobile’s WAP portal. In the fourth quarter of 2005, we announced the acquisition of Shanghai Magma, a top tier Java™ game developer and publisher in China. Shanghai Magma has over 200 titles of Java™ games and has a large pipeline of new games under development. This acquisition further augments our mobile game development capabilities, and has enabled us to become one of the leaders in China in Java™ game development and publishing. We anticipate that the popularity of Java™ games will accelerate in the next several years, especially after the launch of 3G services.

Internet Services

Our website www.hawa.cn, which was re-launched in April 2004, provides a convenient place for people to learn about and order our 2G and 2.5G services. Since 2005, we have increasingly focused on building the website into a marketing, promotion and distribution platform for wireless value-added services, in particular, music-related products such as ringtones, ringbacktones, and MP3-quality truetone downloads or playbacks embedded in SMS, IVR, RBT, WAP, MMS and Java™ services. Users can preview and subscribe to our music-related products directly over Internet, as well as through their mobile phones. In addition, our website provides other features such as multimedia personal homepages, fan clubs for movie and singing stars, communities for users to upload their favorite music and songs, and own karaoke recordings to share with others. We have also formed one of China’s largest Internet market alliances with tens of thousands of small, niche or vertical websites to promote our mobile- and Internet-based services.

Our Music Development, Production and Distribution Business

The music industry in China has suffered from serious piracy issues for many years. Our management estimates that for every dollar of copyrighted CD sales, there are approximately ten dollars of pirated CD sales in China. Consequently, the industry is relatively small and fragmented, with over one hundred record companies of various sizes in China. Our management further estimates that major international record companies such as Warner Music, Universal, EMI and Sony BMG accounted for approximately 30% of the market in China in terms of revenues in recent years, approximately one dozen Hong Kong- and Taiwan-based independent labels such as Empire International, Rock Music, Linfair, H.I.M and Ocean Butterfly accounted for approximately 20% of the market, six top tier domestic independent labels such as Taihe Rye, Huayi Brothers Music, the Freeland Group, Zhushu and Birdman accounted for approximately 20% of the market, and approximately eighty second or third tier domestic independent labels accounted for the remaining 30% of the market. Due to piracy issues, record companies in China have traditionally relied on revenues not only from CD sales, but also from concert tours and corporate sponsorship.

We believe that record companies in China in 2005 began to experience a rapid increase in revenues from sales of digital and mobile music rights to wireless value-added service providers (such as our company) and Internet music website operators. This music content can be used in such services as ringtones, ringbacktones, and truetone downloads and playbacks over mobile and Internet platforms. To capture more of this market opportunity, many record companies in China are increasingly focused on building their wireless and Internet distribution channels, including by offering their own wireless value-added services or working directly with mobile operators.

Because music-related products are representing an increasingly significant portion of our total wireless value-added services revenues and we have been licensing more and more music rights from record companies in China, we determined to become the first wireless value-added service provider to make a significant upstream investment in the music business by acquiring controlling stakes in two top tier local independent record companies in China. Specifically, in the fourth quarter of 2005, we entered into the agreements to acquire 60% of Freeland Digital Music and 51% of Huayi Brothers Music. Freeland Digital Music is a pioneer in China in developing Internet-based singing talents and distributing their music through offline CD distribution as well as through Internet and mobile distribution. Huayi

Brothers Music is well known in China for movie and music production. The acquisition of local independent record labels is an important part of our strategy to focus on building digital and mobile music production and distribution expertise and capabilities.

VASPro Services Provisioning and Management Software

We design, develop, sell and support services provisioning and management software, called VASPro. We also provide system integration service for VASPro. VASPro enables mobile operators to manage a variety of functions related to the provision of 2.5G services by third party service providers through mobile operators’ WAP portals. Some of the principal functions supported by VASPro include the following:

• Billing. VASPro enables mobile operators to more accurately bill their customers for the services provided through their WAP portals and determine amounts paid to their service providers after the deduction of various service and network fees. The billing function for wireless value-added services is more complex than the billing function for voice services because of the wide range of wireless value-added services provided by a large number of service providers in China. In addition, service providers rely on mobile operators to bill and collect on their behalf, using multiple billing schemes such as per-use, subscription or a combination of both.

VASPro also supports flexible billing functions that allow service providers to cross sell and differentiate their services by offering innovative promotion packages and service bundling to their users. For example, VASPro allows service providers to offer discount schemes, such as first month free followed by billing and packaged services with more than one service and combined billing.

• Service provider management. VASPro allows mobile operators to easily manage their large number of service providers by providing a variety of functions, such as authentication of service providers when they first offer their services on mobile operators’ WAP portals, ongoing account management and automatic service provisioning, which eliminates service providers’ need to run such software in-house and thereby reduces their set-up time to link themselves to mobile operators’ WAP portals. VASPro allows mobile operators to authenticate, approve and link a new service provider in less than 24 hours.

• WAP portal management. VASPro allows mobile operators to manage the look and feel as well as functionality of their WAP portals. Some of the functions include advanced directory management, personalization of menus, which allows users to personalize the WAP menu displayed on their mobile phones, single sign-on, which enhances users’ ease of use by allowing them to avoid signing on each time they access a service on the WAP portal, and service subscription confirmation.

• Customer care and business intelligence tools. VASPro provides a variety of customer care tools to mobile operators, which include customer information management, service history, complaint history, blacklist management and customer web registration. In addition, mobile operators are provided with functions that can be used for business intelligence, such as data warehousing, integrated authorization and authentication, flexible multi-dimensional data analysis, analysis based on time, service, region and service provider, and several rich charting functions.

We believe that VASPro is one of the best designed software platforms for service provisioning and management functions for 2G and 2.5G services in China for the following reasons:

• Unlike many of our competitors’ products, VASPro was designed specifically for management of advanced 2G and 2.5G services over mobile networks, for which ease of use, scalability, reliability, instant access to information (on a 24 hours-a-day, 7 days-a-week basis) and comprehensive management of large amounts of information are key design characteristics.

• VASPro is custom-made for Chinese mobile operators. Given the unique structure of Chinese mobile operators with wireless value-added services being offered at both the national and provincial levels, VASPro is designed with a distributed architecture to support both national and provincial WAP portals and allow effective communication between the provincial offices and the national headquarters.

• VASPro is designed to allow seamless transition to next generation mobile technologies, including 2.5G technologies such as Java™ and BREW™, as well as 3G technologies. We are in the preliminary stages of developing a 3G-compatible version of VASPro, which we expect will not pose significant technological hurdles or require significant additional research and development expenditures.

We assisted China Unicom in designing and building its WAP portals and are the sole provider of service provisioning and management software to China Unicom for its nation-wide WAP portal and to 12 of its provincial-level operators in key coastal and southern provinces. VASPro supported 100% of China Unicom’s WAP users on its nation-wide portal and more than 60% of its WAP users on provincial portals as of December 31, 2005. Phases I, II, III and IV of the implementation of VASPro were completed in 2002, 2003, 2004 and 2005, respectively, and supported 0.5, 1.5, 5.0 and 15.0 million users, respectively. VASPro currently supports more than 10.0 million registered China Unicom WAP users and more than 100 million service requests each day. Commencing in the second half of 2005, we have been designing and building 2.5G WAP portals for China Unicom’s GSM network which is being upgraded to 2.5G GPRS. We are also in trials with China Telecom to support its 3G wireless value-added services portal using a 3G-compatible version of VASPro.

Under our agreement with China Unicom and its 12 provincial-level operators, we have granted them a non-exclusive and non-transferable license to use our VASPro software in exchange for a one-time fixed fee, which is based on the capacity of China Unicom’s portals that the software can support. We will also receive additional fees if China Unicom engages us to expand its WAP capacity. The license fees we received from China Unicom and its provincial affiliates for our VASPro software represented approximately 9%, 24% and 80% of our software and systems integration revenue in 2003, 2004 and 2005, respectively. We did not recognize any revenues from license fees prior to 2003.

In addition to providing the VASPro software to China Unicom, we have also provided to China Unicom certain third party hardware and software necessary for the operation of its WAP platform. Such third party software and hardware is sold by us to China Unicom at a slight premium over cost.

Network Service Agreements with Operators

General

China Unicom and China Mobile are the predominant mobile operators. Given their market presence, our negotiating leverage with these mobile operators is limited, and our business is dependent on maintaining our relationships with them. See “Risk Factors — Risks Related to Our Company— We depend on China Unicom and China Mobile, the two principal mobile operators in China for the major portion of our revenue, and any loss or deterioration of our relationship with China Unicom and China Mobile may result in severe disruptions to our business operations and the loss of some or a major portion of our revenue” and “— The termination or alteration of our various agreements with China Unicom, China Mobile and their provincial affiliates would materially and adversely impact our revenue and profitability.” Our affiliates, including Hurray! Solutions, Beijing Cool Young, Beijing Palmsky, WVAS Solutions, Beijing Network, Beijing Hutong, Beijing Hengji Weiye and Shanghai Magma, have entered into network service agreements with the national and some provincial offices of China Unicom and China Mobile to offer our various services through their networks. More recently, they have also entered into various agreements with China Telecom and China Netcom for the provision of certain of our services over their limited mobility networks in China. Each of these agreements with each mobile operator covers a specific geographic area and/or service type without overlaps.

For 2005, we derived approximately 68.2% and 30.0% of our total revenues from China Unicom and China Mobile, respectively.

The following is a summary of the material features of our contractual relationships with China Unicom and China Mobile.

Fee Arrangements and Other Payment Considerations

Our network service agreements with China Unicom provide that China Unicom directly bill customers who use our services and, for collecting these fees and for their network services, deduct a service fee from the aggregate amounts paid by customers for our services. These service fees range from 12% to 50% of the gross revenue, varying from province to province, for amounts received by provincial operators of China Unicom. If there is a discrepancy between our billing records and China Unicom’s billing records and the discrepancy is 5% or less of total amounts billable to our customers, the calculation of service fees is based on China Unicom’s billing records. If the discrepancy exceeds 5%, the agreements provide that we and China Unicom reconcile our records to address the discrepancy.

Our network service agreements with China Mobile permit China Mobile to deduct a service fee from 9% to 30%, varying from province to province, from the amounts China Mobile receives from customers for our services. China Mobile relies solely on its records for calculating the amounts of these service fees. We also pay China Mobile a network fee to the extent that the number of SMS messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us. The network fee is on average RMB0.05 ($0.006) per message. In some provinces, the amount of network fees may vary according to the volume of the net balance of such incoming and outgoing messages.

Obligations with Respect to Our Services

We must obtain China Unicom’s or China Mobile’s approval for our services and their pricing before these services can be offered on their network. Our contracts with China Unicom and China Mobile vary in the specific obligations they impose, but they generally require, among other things, that the mobile operators maintain records regarding transmission and billing matters, collect fees from their customers and remit amounts owed to us and notify us of any customer complaints unrelated to network problems. In turn, we must provide prompt customer support, handle any complaints which are unrelated to the operator’s network and ensure that our content complies with applicable laws and regulations and the policies of the operators and that we have appropriate licenses. For some contracts, we must satisfy operational or financial performance criteria which are established by the mobile operator and modified from time to time.

Term and Termination and Other Material Provisions

The term of our contracts with China Unicom and China Mobile is generally one or two years. We typically renew these contracts or enter into new ones when the prior contracts expire, but on occasion, the renewal or new contract can be delayed by periods of one month or more. The agreements can also be terminated in advance for a variety of reasons which vary among the individual contracts with the operators, including, for example, when we breach our obligations under the contract, a high number of customer complaints are made about our services or we cannot satisfy the operational or financial performance criteria established by the applicable operator.

Generally, our contracts with the mobile operators are silent on the arrangements relating to payment from the operators in the event such contracts are not renewed. Payment and billing disputes, if any, will therefore be resolved in accordance with the provision in the contracts that the parties resolve disagreements through amicable negotiation (where such provision survives the termination of the respective agreements) or through court proceedings if amicable resolution cannot be reached.

Agreements with China Unicom for Software and System Integration Services

We provide to China Unicom’s headquarter and certain of its provincial offices for the construction and expansion of their WAP portals third party hardware and software, system integration services, license of our VASPro software and technical support and maintenance services.

In late 2004, we entered into the CDMA WAP (Phase IV) Equipment and Service Purchase Agreement with China Unicom’s headquarter. Under this contract, we provided third party hardware and software, our VASPro software and system integration services to China Unicom’s headquarter and WAP portals for the Phase IV WAP portal expansion in exchange for a fixed fee. This project was completed in 2005. In June 2005, we entered into a CDMA WAP (Phase I) Equipment and Service Purchase Agreement with each of Shaanxi China Unicom and Shanxi China Unicom. Under these contracts, we provide third party hardware and software, our VASPro software and system integration services to Shaanxi China Unicom and Shanxi China Unicom for WAP portal construction in exchange for a fixed fee. We will also provide technical support and maintenance and software updates after the installation of the equipment.

Product and Content Development

Wireless Value-Added Services

We develop most of our content and applications for wireless value-added services in-house through our more than 250-member product development team. Our product development team focuses primarily on developing new services such as WAP services and Java™ games, as well as developing 3G-compatible services.

In addition to in-house developed content, we also acquire rights to certain copyrighted content such as music, pictures, games, news and other information from a large number of content providers such as record companies, traditional media companies, original providers of news and information services. With the exception of music, content from international and domestic content providers has not contributed a significant portion of our 2G and 2.5G services revenues to date, and we do not expect it to do so for the foreseeable future. Nonetheless, we will continue to seek out content relationships with leading international and domestic content providers to further increase the variety of our services. Under our agreements with these content providers, we pay them a fixed licensing fee or a percentage of the revenue for our services which we receive from the mobile operators after deducting service and network fees. For most of our agreements, the content providers receive 50% of such net amount, but in a few cases the providers receive between 40% to 60%.

For music owned by third parties, we pay a royalty fee directly to the Music Copyright Society of China, which serves as the representative for all major international music companies to collect royalty fees for ringtone downloads and other wireless value-added services in China. As one of the largest service providers in China, we believe that we obtained more favorable terms with the Music Copyright Society of China than a number of our competitors, which we believe has enhanced gross margin for all our music-related services. Also, we license music rights from international record companies such as Sony-BMG and EMI. In addition, some music content that we use in our services, such as Liangying Zhang ‘s first EP, is provided by Freeland Digital Music and Huayi Brothers Music, our affiliated companies.

Music Production

We engage in music production through our controlled record companies Freeland Digital Music and Huayi Brothers Music. Both companies are top tier domestic record labels with an aggregate of approximately 70 employees specializing in artist development, music production and music distribution. Freeland Digital Music and Huayi Brothers Music currently have a total of 14 artists under contract, and own the rights to approximately 130 songs in aggregate.

Freeland Digital Music is a pioneer in developing Internet-based artists and producing and distributing their songs in China. Its portfolio of artists includes some of the most popular singers in China, such as Xiangxiang, Chengang Yang and Yi Yang. Many songs produced by Freeland Digital Music and its artists, such as “Zhu Zhi Ge (Song of Pigs),” “Lao Shu Ai Da Mi (Mice Love Rice),” “Mei Er Ai Wo (Girl Love Me),” and “Hui Lai Wo De Ai (Come Back My Love),” are not only top hits in ringtones, ringbacktones and digital downloads on mobile phones and the Internet in China, but also appeared in the “Top 20 World” list on Apple Computer’s iTunes service for the month of October 2005.

Huayi Brothers is a well known brand name in China for movie and music production. Huayi Brothers Music focuses on artist development, music production and offline distribution of music in China. Its portfolio of artists includes some of the most popular singers in China, such as Yu Quan and Huang Zheng. Yu Quan’s album received the “Best Album of 2005 in China” award at the CCTV-MTV Music Awards in July 2005. In late 2005, Huayi Brothers Music entered into an agreement with “Super Girl” (a television singing competition in China similar to “American Idol”) finalist Liangying (Jane) Zhang to produce and market five albums.

Pursuant to certain contractual arrangements with Freeland Digital Music and Huayi Brothers Music which we entered into at the time of our investment in each of them, Hurray! Digital Music has the exclusive right to license and distribute via digital channels, including wireless and Internet-based platforms, all music content of Freeland Digital Music worldwide and of Huayi Brothers Music in mainland China. We have, however, agreed to allow Freeland Digital Music and Huayi Brothers Music to also directly distribute their respective music content via digital channels, in order to maximize the value of our controlled record labels.

If Hurray! Digital Music licenses the music content of Freeland Digital Music to any of our affiliates, then Freeland Digital Music is entitled to receive a license fee from Hurray! Digital Music which is equal to 50% of the aggregate amounts paid by the mobile operators for the content, less any taxes paid by the affiliate and Hurray! Digital Music. If Hurray! Digital Music licenses the music content of Freeland Digital Music to any other third party, then Freeland Digital Music is entitled to receive a license fee from Hurray! Digital Music which is equal to the amounts paid by the third party to Hurray! Digital Music, less any taxes payable on such amount by Hurray! Digital Music and a 20% service fee which Hurray! Digital Music retains.

If Hurray! Digital Music licenses the music content of Huayi Brothers Music to any of our affiliates, then Huayi Digital Music is entitled to receive a license fee from Hurray! Digital Music which is equal to the amounts paid by the affiliates to Hurray! Digital Music, less any taxes payable on such amount by Hurray! Digital Music. If Hurray! Digital Music licenses the music content of Huayi Brothers Music to any other third party, then Huayi Brothers Music is entitled to receive a license fee from Hurray! Digital Music which is equal to the amounts paid by the third party to Hurray! Digital Music, less any taxes payable on such amount by Hurray! Digital Music and a 15% service fee which Hurray! Digital Music retains.

In addition, Freeland Digital Music has entered into an agreement with affiliates of the Freeland Group pursuant to which such affiliates have the exclusive right to publish and sell music tapes, records and CDs of Freeland Digital Music in mainland China. The price paid by the affiliates of the Freeland Group is determined by Freeland Digital Music, unless the affiliates disagree with such price in which case the price will be highest retail price for the products in the market. The Freeland Group affiliates have the right to determine the prices at which they sell the products to their customers, but they are required to notify Freeland Digital Music as to sales prices, customer data and other sales related information. Huayi Brothers Music handles the off-line distribution of its music content itself.

Freeland Digital Music and Huayi Brothers Music enter into contracts with their artists that generally provide that the companies produce and publish a minimum number of albums and that the artist agree to certain advertising, promotional and public performance activities.

Software Products

Our 40-member software development team focuses on enhancing the available features and functions of our VASPro software, including improving its efficiency and reliability. We believe that our success in this area will depend, in part, on our ability to work with China Unicom and other mobile operators to develop and introduce new versions of VASPro that continue to address the rapidly expanding needs of mobile operators in China and elsewhere. This team is also developing carrier management software which is 3G-compatible and is currently conducting trials with China Telecom to support its future 3G portals.

We focus on product reliability during all stages of our software development activities. We review quality and reliability data during our tests of each new version of VASPro and as part of our technical consulting services to China Unicom. Each of our software products undergoes, or will undergo, three test cycles, which are known as alpha, beta and production. We believe this testing allows us to improve the quality and reliability of our software products. In the alpha cycle, we test the samples of the products by simulating the use of the product in real-life environments. In the beta cycle, after the product has been validated in the alpha cycle, we send the product to third parties such as China Unicom who test the product in diverse environments and provide us with feedback. In the production cycle, after feedback from our beta testing, we make any appropriate changes and re-validate the functionality and performance of a product before it is implemented.

Sales and Marketing

Wireless Value-Added Services

We sell and market our 2G and 2.5G services through online and offline methods as described below. Since the fourth quarter of 2003, a key component of all of our marketing efforts for our 2G and 2.5G services has been to brand our services under the “Hawa” name with a cheerful cartoon logo. We believe that this branding will increase user awareness of our services and create enhanced customer loyalty as mobile users in China come to associate the Hawa name and logo with our broad range of high quality services.

In addition, maintaining and expanding our relationships with China Unicom and China Mobile is central to our sales and marketing activities, and our management team utilizes its extensive experience in China to develop close ties with the key personnel of the mobile operators at the central and provincial levels. As of December 31, 2005, we also had approximately 100 sales professionals strategically located in 25 provinces and municipalities concentrated in the eastern and southern regions of China to work closely with the mobile operators at the provincial level, where pricing and important marketing and operational decisions are made. Our highly motivated sales and marketing team, whose bonuses are tied to the revenues each member generates and collects, is supervised by eight regional centers which each have their own sales, marketing, operations and customer service personnel to provide prompt and responsive service to users and mobile operators.

Online Sales and Marketing

Our online sales and marketing activities include:

•	WAP and SMS Pushes. We push WAP messages to mobile users promoting our WAP services operated by China Unicom and China Mobile, which pop up when users access WAP portals. Such message placements are known as “WAP pushes.” We engage in SMS pushes as well to promote all of our services, and place banner ads on China Unicom’s WAP pages from time to time. We are entirely dependent on the mobile operators to allow us to engage in WAP and SMS pushes and place banner ads on their networks. In recent quarters, the mobile operators have tightened control and approval of such promotional activities, which has limited our ability to conduct such promotions.

•	Bundling of Services. We bundle certain of our services, primarily 2.5G services, together for a single fixed fee that is lower than what would be payable if the user had ordered those services separately. We often use bundled services together with a free trial period to attract new users by giving them a free or low-cost 2.5G experience. We also use bundled services to attract users that are price sensitive. In addition, bundling can be an effective way to maintain user interest in our services because they can choose from a number of services without incurring additional incremental cost and also to expose users to the wide range of quality services that we offer. Because the content coverage and service quality of individual services are better than those of the bundled services, we have not experienced migration of high-use use customers from individual services to the bundled services.

•	Cross-selling. We cross-sell among our various 2G and 2.5G services. Specific cross-selling activities include placing a tool bar on the first page of all our games. This enables users to easily try our other games without needing to return to the main China Unicom WAP portal, as well as promoting our website to potential users as a fun, easy-to-access place to learn about and request our wireless content and applications. We also focus on cross-selling to users of our 2G services to migrate them to our subscription-based, premium 2.5G services.

•	Hawa Club. To strengthen user loyalty and reward our high-end customers who regularly purchase our services, we have established the Hawa Club in which users can register for free through a link which appears on each of our WAP services. Once in the club, users can participate in contests and receive club points for using our services which can be exchanged for additional services or free gifts such as mobile phones or celebrity signatures.

•	Internet Marketing Alliances. In 2005, we also created Internet marketing alliances. Through these alliances, we work with tens of thousands of small, niche or vertical websites in China to market, promote and distribute our wireless value-added services, in particular music-related products, to Internet and mobile users. We share a portion of the revenues generated with the operators of these websites as their users come to our website and subscribe for our services.

•	Handset Vendor Partnerships. In 2005, we began partnering with major handset vendors to embed our services and service links into mobile handsets, which enables mobile users to directly access our services without having to go through the service portals operated by the mobile operators. We work with all major global and domestic handset manufacturers such as Nokia, Motorola, LG and TCL.

Offline Sales and Marketing

We also focus on offline sales and marketing activities, such as:

•	Direct Advertising. In 2005, we began to increase our spending in direct advertising in print, radio and TV media to market and promote our wireless value-added services. We believe that direct advertising is one of the most effective ways to market and promote our services to mobile users.

•	Promotional Events. We maintain important marketing relationships with China Unicom and China Mobile, through which a major portion of our services is provided. We host promotional events around China with the mobile operators at which we create brand awareness by interacting with consumers to educate them about our services and distributing Hawa-branded souvenirs. In addition, our promotion of our innovative services, such as our “mobile novel” which is delivered to subscribers in installments and we believe was the first of its kind in China, has resulted in significant media attention. We have also entered into an agreement with Jolin Tsai, a Taiwanese singer, to be our Hawa “image ambassador.” She appears in our media advertisements, as well as in our services such as in mobile chat rooms. Users can also download her photos through our services.

•	Sales Co-promotion. We are also focused on expanding our sales channels by developing integrated sales campaigns with traditional media companies and multinational corporations.

•	Retail Promotion. We have also entered into partnerships with retailers of mobile handsets in some provinces, whereby the retailers’ sales staff introduces our services to buyers of new handsets and offers them a free trial. In some cases, we share the revenues generated through such promotions with the retailer.

Our Music Business

Record companies in China have traditionally generated revenues from offline CD distribution, concert tours and corporate sponsorship. Starting in 2005, record companies began to see rapid growth of a new revenue stream: music rights sales to Internet and wireless value-added service providers for music-related products such as ringtones, ringbacktones, and MP3-quality truetone downloads or playbacks. In addition to marketing campaigns associated with major album or song releases, our two majority owned record companies, Freeland Digital Music and Huayi Brothers Music, focus their sales and marketing activities in the following four areas:

•	Online and mobile distribution. Our controlled record companies have built dedicated teams to focus on licensing music rights to Internet and mobile services providers. Such licensing agreements typically involve an upfront minimum license fee, plus royalties paid to the record companies by the services provider based on usage. With the recent significant growth in the distribution of music via the Internet and wireless value-added services and the increased attention by the Chinese government and business community to intellectual property protection, we believe that this new sales channel represents the largest growth potential for our record companies.

•	Concert tours. Record companies routinely organize concert tours from time to time for their major artists, either independently or together with partners or corporate sponsors. This is not only an effective way to raise the profile of our artists nationwide, but also to generate revenues from concert ticket sales and corporate sponsorship.

•	Corporate sponsorship. Frequently, the artists of our controlled record companies appear in commercial advertising or serve as corporate image ambassadors on behalf of consumer products and services companies. Our controlled record companies proactively seek out such opportunities to promote our artists and generate revenues from such corporate sponsorship.

•	Offline CD distribution. Upon launching a new album, our controlled record companies will distribute the album in CD format through traditional offline channels, primarily the tens of thousands of retail stores in China which specialize in audio and video media products. As is customary in the industry, our controlled record companies enter into distribution agreements with major offline distributors or retain chains. Such agreements typically include an upfront minimum license fee, plus royalties paid to the record companies based on sales. Offline CD distribution channels in China have been seriously affected, however, by piracy issues, and we believe that only a small portion of all CD sales in China are from copyrighted sales which generate royalty payments for the record companies.

Our Software Products

China Unicom and 12 of its provincial affiliates are the current customers for our VASPro software. We work to maintain our relationships with these customers and seek to establish new relationships with more of China Unicom’s provincial offices. We use our sales and marketing team and strive to maintain constant contact between our software development and technical teams and China Unicom in the course of providing technical consulting services for our VASPro software. We believe that our close working relationship with China Unicom creates a virtuous cycle, whereby we are able to continuously learn more about China Unicom’s needs and plans for its wireless value-added services platform and, as a result, improve our software to satisfy those needs and plans. This in turn reinforces China Unicom’s willingness to continue to rely on us as its WAP user base grows and it has to license additional software.

Through our sales and marketing team and our software development team, we have also initiated contact with China Telecom, China Netcom and other companies that may receive mobile licenses in the near future to build a relationship with those parties and market our software for their networks.

Customer Services

We work to provide high quality customer services. This is an important factor for maintaining our relationships with China Unicom and China Mobile as discussed above in “— Network Service Agreements with Operators.” Our dedicated customer service center in Beijing provides our users real-time support and employed approximately 80 customer service representatives as of December 31, 2005. We strive to achieve the fastest response times and highest customer satisfaction levels in the industry. Our centralized customer service center is supported by our local customer service teams located in our four regional offices. We also maintain a dedicated billing and collection center which works with the various offices of the mobile operators to ensure that we receive the correct fees for our services provided over their networks.

Infrastructure and Technology

We have developed a reliable, flexible and scalable platform with open and adaptive technology through which we:

•	develop and deliver our 2G and 2.5G services which are provided through networks of China Mobile, China Unicom, China Telecom and China Netcom,

•	design and develop our software products, as well as provide our technical consulting services, to China Unicom in connection with the VASPro software we license to it, and

•	maintain our internal billing and transmission records.

Our platform supports multiple protocols, networks and billing solutions, with high scalability, load balancing, intelligent session management and performance measurement. It also allows us to monitor our services and their delivery to the mobile operators’ networks on a real-time basis, which allows us to optimize the efficiency of our system and quickly address any problems. The platform is equipped with an open application interface for rapid connectivity by third party content providers and access to multiple channels for SMS, IVR, ringbacktone, WAP, MMS, Java™ and Web connectivity.

Our user database, which operates on our proprietary software and is an integral part of our platform, allows us to store, analyze, retrieve and compare various statistical information and to identify relevant trends. This database also supports our customer service activities by providing our service professionals with real-time user data and information regarding service delivery and billing. In addition, our platform can rapidly schedule, deploy and manage WAP pushes and SMS pushes to promote our services.

Our website and services are made available primarily through network servers located in the facilities of China Telecom, China Netcom, China Unicom, and China Mobile. Such network servers run on either Unix™, Windows™, or Linux™-based operating systems.

Competition

Wireless Value-Added Services

The market for wireless value-added services in China is highly fragmented with more than 1,000 service providers. Wireless service providers in China can be principally categorized into three groups. The first group is comprised of companies like our company, which focus primarily or entirely on this market and offer a wide range of 2G and/or 2.5G services. These include companies such as Tom Online, KongZhong, Linktone and Newpalm (a subsidiary of CDC). This group of competitors is generally characterized by strong market knowledge and, in some cases, well developed relationships with the mobile operators on a provincial and national basis. Companies in this category also tend to focus on entertainment-related services.

The second group is comprised of the major Internet portal operators in China, including publicly-listed companies such as SINA, Sohu and Tencent. The Internet portals leverage their strong brand names and their existing strength in aggregating content, marketing and cross-selling wireless services to their established Internet user base.

The third group is comprised of smaller service providers such as privately owned Rock Mobile and A8, who like us are focused on music-related products.

Our Music Business

In our music business, we face significant competition from two groups of competitors. The first group includes traditional record companies which are extending downstream to establish their own wireless value-added services or Internet services companies in China. These companies include international record companies such as Warner Music, Universal, EMI and Sony BMG and independent labels based in Hong Kong, Taiwan, and mainland China such as Taihe Rye, Rock Music and Zhushu. In comparison to our controlled record companies, many of these competitors have longer operating histories in China and have accumulated larger libraries of songs and pools of popular artists. They also generally have more experience, expertise, resources and management capacity than us in the artist development and music production field.

The second group of competitors includes wireless value-added services providers such as Rock Mobile, a subsidiary of Rock Music, and A8, which have recently focused on music-related products and extended upstream to establish their own music production businesses in China. We believe that both Rock Mobile and A8 have recently acquired additional capital to accelerate the implementation of their music strategies, and may pose a significant competitive challenge to us in the long-run.

Software and System Integration Services

We do not compete in the general software and system integration services market in China but specialize in designing, developing, selling and supporting VASPro, our service provisioning and management software for 2.5G services. We are the sole provider of this type of software to China Unicom for its nation-wide WAP portal and to 12 of its provincial-level operators for both its CDMA1x and GPRS networks. We currently do not have any other customer for our software and system integration services.

We face significant competition to provide the software and related system integration services for China Unicom’s WAP portals. Our competitors include major international software companies such as Microsoft, traditional telecommunications companies such as Motorola and NEC, major software and professional services companies such as Hewlett-Packard and IBM, and local software developers and telecommunications companies such as Aspire, Huawei and ZTE. We believe that we will continue to face significant competition from these companies in the market for software we intend to develop in the future, such as software for 3G services and video streaming. Currently, we are competing with Huawei, Alcatel and Ericsson in our ongoing 3G portal system trial with China Telecom.

All of our competitors have greater market share worldwide and financial resources than we do. These established software and telecommunications companies are better positioned to finance research and development activities relating to 2.5G and 3G. They are also able to provide a wider range of products and services for a greater spectrum of media and have greater resources with which to purchase additional technologies or acquire other companies. In particular, while we are still the only provider of services provisioning and management software for China Unicom’s nation-wide WAP platform, both we and Microsoft have been engaged by China Unicom to provide integration services for different portions of China Unicom’s Phase IV expansion of its nation-wide WAP portal. In previous phases, we had provided all such services, and it is possible that Microsoft or other third parties that China Unicom engages for future expansions could use such engagement to begin selling their own services provisioning and management software to China Unicom.

Please refer to “Risk Factors — Risks Related to Our Company — Additional Risks Related to Our Company — We face intense competition, which could cause us to lose market share and materially adversely affect our business and results of operations” for a more detailed discussion of the risks we face from our competitors.

Government Regulation

The following is a summary of the principal governmental laws and regulations that are or may be applicable to companies such as ours in China. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws, particularly with regard to 2G and 2.5G services, which is an emerging industry in China. For a description of the regulatory risks related to our business, please see “Risk Factors — Risks Related to Our Industry — The telecommunication laws and regulations in China are evolving and subject to interpretation and will likely change in the near future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties”; “Risk Factors — Risks Related to Our Industry — The regulation of Internet website operators is also new and subject to interpretation in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations”; and “Risk Factors — Risks Related to Our Company — Additional Risks Related to our Company — Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations, which could adversely affect our ability to operate our business effectively or at all.”

Regulation of Telecommunication Services

The telecommunications industry, including certain 2G and 2.5G services, is highly regulated in China. Regulations issued or implemented by the State Council, the Ministry of Information Industry, and other relevant government authorities cover many aspects of telecommunications network operation, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.

The principal regulations governing the telecommunication services we provide in China include:

•	Telecommunications Regulations (2000), or the Telecom Regulations, and the Administrative Measures for Telecommunications Business Operating License (2002), or the Telecom License Measures. The Telecom Regulations categorize all telecommunication services businesses in China as either infrastructure telecommunication services businesses or value-added telecommunication services businesses. The latter category includes WAP, SMS and other 2G and 2.5G services. Under the Telecom Regulations, certain services are classified as being of a value-added nature and require the commercial mobile operator of such services to obtain an operating license, including online data processing and transaction processing, call centers and Internet access. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China. Under the Telecom License Measures, an approved value-added telecommunication services provider must conduct its business in accordance with the specifications recorded on its value-added telecommunication services operating license. Each of our affiliates Hurray! Solutions, Beijing Palmsky, Beijing Network, Beijing Hengji Weiye, Beijing Hutong and Shanghai Magma has been granted an inter-provincial value-added telecommunication services operating license for mobile information services (excluding fixed line information and Internet information services) by the Ministry of Information Industry that permits it to conduct nation-wide operations. Our affiliate, WVAS Solutions, has been granted a value-added telecommunication services operating license issued by the local Beijing Municipal Telecommunications Administration Bureau. This license may not be sufficient to authorize WVAS Solutions to provide value-added telecommunication services on a national basis.

•	Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2002), or the FI Telecom Regulations. The FI Telecom Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecom enterprise. Under the FI Telecom Regulations, a foreign entity is prohibited from owning more than 50% of the total equity in any value-added telecommunication services business in China. To comply with these restrictions, we have entered into a series of agreements with five affiliated Chinese entities and their respective shareholders. We hold no ownership interest in any such affiliated Chinese entities.

•	Notice concerning Short Message Services (2004), or the Notice. Under the Notice, mobile operators may only cooperate with licensed information service providers for SMS. The Notice sets forth requirements for provision of SMS by information service providers with respect to pricing, content and method of service provision. Certain types of SMS require customer’s explicit confirmation on acceptance of charges before such services could be billed for. The Notice also sets forth a high standard for customer services provided by information service providers and requires the service providers to provide an easy and clear cancellation mechanism for their customers to cancel subscribed services.

In addition to regulations promulgated at the national level by the Chinese government, several provincial governments have issued provisional regulations requiring SMS service providers to obtain licenses from or register with Telecommunications Administration Bureau at the provincial level before providing SMS service within the province.

Regulation for Internet publication. The State News and Publications Agency of the PRC, or the SNPA, is the government agency responsible for regulating publishing activities in China. On June 27, 2002, the Ministry of Information Industry and the SNPA jointly promulgated the Internet Publication Tentative Administrative Measures, or the Internet Publication Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to secure approval from the SNPA to conduct Internet publication activities. The term “Internet publication” is defined as an act of online dissemination where Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) which they then post on the Internet or transmit to users via the Internet for browsing, use or downloading by the public. We currently do not conduct any Internet publication business. The SNPA and Ministry of Information Industry have not specified whether the approval required by the Internet Publishing Measures is applicable to the dissemination of works through SMS, WAP, Java™, IVR or other wireless technologies. If, in the future, the SNPA and Ministry of Information Industry confirm that the Internet Publishing Measures apply to wireless value-added telecommunication services operators or issue new regulations or rules regulating publishing through SMS, WAP, Java™, IVR or other wireless technologies, we may need to apply for a license or permit from governmental agencies in charge of publishing. We can not assure you that such application would be approved by the relevant governmental agencies.

Regulation for Internet news dissemination. On November 7, 2000, the State Council News Office and the Ministry of Information Industry promulgated the Internet News Measures, under which websites established by non-news organizations may only publish news released by certain official news agencies. In order to disseminate news, such websites must satisfy the relevant requirements and have acquired the requisite governmental approval. We currently do not conduct any online news dissemination business. The State Council News Office and Ministry of Information Industry have not specified whether the Internet News Measures apply to the dissemination of news through SMS, WAP, Java™, IVR or other wireless technologies. If, in the future, the State Council News Office and Ministry of Information Industry clarify that the Internet News Measures apply to wireless value-added telecommunication services operators or issue regulations or rules regulating wireless news dissemination, we may need to apply for a license or permit from governmental agencies in charge of news dissemination. We cannot assure you that such application would be approved by the relevant governmental agencies.

Regulation for Internet games and culture activities. On May 10, 2003, the Ministry of Culture of the PRC promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which came into effect as of July 1, 2003. Pursuant to the Internet Culture Measures, if an Internet content provider engages in “Internet culture activities”, which include, among other things, online dissemination of “Internet cultural products” such as gaming products, the provider is required to obtain a license for Internet Culture Business Operations from the Ministry of Culture in accordance with the procedures set forth in the Internet Culture Measures. Hurray! Solutions has been granted a license in August 2004 pursuant to the Internet Culture Measures by the Ministry of Culture which permits it to conduct an Internet games business.

Regulation for system integration. On January 1, 2000, the Provisional Rules on Computer Information System Integration Qualification was promulgated by the Ministry of Information Industry. The Ministry of Information Industry is responsible for regulating computer information system integration. The Computer Information System Integration Qualification Certification Committee established under the supervision of the Ministry of Information Industry is the specific governmental agency in charge. Pursuant to this regulation, an entity must obtain a qualification certificate for system integration to provide computer information system integration services and in turn, anybody planning to install computer information systems shall only engage entities with an appropriate qualification certificate. Historically, qualification certificates have not been required generally in the market for system integration services or by our principal customers. No specific penalties for non-compliance are provided under this regulation. Nevertheless, Hurray! Times obtained this certification in October 2005.

Regulation for software products registration. The Ministry of Information Industry is the government agency responsible for regulating software development, production and sales activities in China. On October 27, 2000, the Ministry of Information Industry promulgated the Software Products Administrative Measures, which took effect on the same day. The Software Products Administrative Measures require that all software products be registered and filed with government delegated entities before being sold in China. Historically, proof of registration has not been required generally in the market for our software products or by our principal customers. The Software Products Administrative Measures provide that failure to register software can result in the Ministry of Information Industry issuing a warning and publishing the name of the entity failing to register. We registered versions 5.4.0 and 7.0 of our VASPro software with the Beijing Municipal Science & Technology Commission in July 2004 and June 2006, respectively.

Regulation of Music Production

The music industry, including the traditional record companies and the more recent digital music providers, is highly regulated in China. Laws and regulations issued or implemented by the Legislature, the State Council, the National Copyright Administration of China (NCAC), the Ministry of Culture, the Ministry of Information Industry, and other relevant government authorities cover many aspects of the industry, including entry into the market, scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.

The principal laws and regulations governing the music business in China include:

Copyright. Under the PRC’s Copyright Law (1990), as revised in 2001, and the related Implementing Regulations (2002), creators of protected works enjoy personal and property rights with respect to publication, identification, alteration, reproduction, distribution, exhibition, performance, transmission, broadcasting and related activities. The term of a copyright is life plus 50 years for individual authors and 50 years for corporations. In consideration of the social benefits and costs of copyrights, China balances copyright protections with limitations that permit certain uses, such as for private study, research, personal entertainment and teaching, without compensation to the author or prior authorization. Section 2, “Performance,” and Section 3, “Phonogram,” of Chapter IV of the Copyright Law cover major aspects of our business related to both online and offline music distribution. These provisions grant performers and record production companies personal and property rights, including the right for fair compensation of the use of originals or copies of their works. In addition, authors of lyrics and music composers have separate and independent rights with respect to any particular song. The term of the copyright is 50 years after the first performance or authorized publication.

In addition, arrangements for the compulsory collection of license fees and the allocation of such fees were standardized by two interim provisions in the NCAC’s Interim Provisions on Compulsory License of Performance and Phonogram (1993). In response to the changes posed by digital media, and in coordination with international treaties and agreements, the Legislature took further action by amending the 1990 Copyright Law to specifically protect the online playing of music (which is part of our music business). The newly added “digital” rights and responsibilities include a notice-and-takedown procedure for Internet service providers and certain anti-circumvention provisions. In combination, the Copyright Law, the Implementing Regulations, several administrative regulations and judicial interpretations constitute a relatively comprehensive legal framework for copyrights in China, although enforcement of such rights remains difficult.

Certification and Licensing System. The music industry is administered by specific ministries or agencies in China. A set of rules and regulations has been established for nearly every aspect of the traditional music business, from market entry to daily operation. In particular, our distribution of music through traditional physical channels (e.g., retail stores or chain stores) requires a compulsory license under the Regulations of the Phonographic Products and the Measures on Wholesaling, Retailing and Renting of the Phonographic Products (2002). In addition, our digital transmission of music, by Internet or wireless means, including by making it available via interactive on-demand or similar services, is subject to copyright regulations as discussed above. Besides these company-focused regulations, the Regulations on the Commercial Performance and its Implementing Provisions (2004) and Measures on the Professional Intermediaries (1998, revised) require professional performers and managers to obtain a license. The public performance of music also requires a license. These regulations are designed to enable the government to monitor the production, reproduction and publication of music, as well as the operations of record companies.

Failure to comply with the foregoing legal requirements could subject our controlled record companies to civil, administrative and criminal penalties.

Other Laws and their Application

Regulation of Internet content services. We do not operate a significant Internet portal business, which typically requires the provision of extensive Internet content services, including Chinese language Web navigational and search capabilities, content channels, web-based communications and community services and a platform for e-commerce, such as auction houses.

For the limited Internet content services we provide, we are prohibited from posting or displaying any content that:

•	opposes the fundamental principles determined in China’s Constitution;

•	compromises state security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the state;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	sabotages China’s religious policy or propagates heretical teachings or feudal superstitions;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	propagates obscenity, pornography, gambling, violence, murder or fear or incites the commission of crimes;

•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•	includes other content prohibited by laws or administrative regulations.

Failure to comply with these prohibitions may result in the closing of our websites. In addition, the Supreme Court of China and the Supreme People’s Procuratorate of China have issued quantitative guidance to the courts in China regarding when criminal penalties should be imposed on persons who distribute or assist in the distribution of obscene content through the Internet or wireless services.

Regulation of advertisements. The State Administration of Industry and Commerce, or the SAIC, is the government agency responsible for regulating advertising activities in China. The SAIC has not promulgated regulations specifically aimed at wireless advertising through a media other than the Internet, such as through SMS. One provisional regulation issued by Shanghai municipal government prohibits service providers from sending SMS advertisements without the client’s consent.

As part of our non-mobile operator marketing activities, we have developed integrated marketing campaigns with traditional media companies and multinational corporations through certain cross-selling efforts with companies that include Enlight Media and Pepsi. If the SAIC were to treat our integrated marketing campaigns or other activities as being advertising activities, we would need to apply to the local SAIC for an advertising license to conduct wireless advertising business (through SMS, for example). We cannot assure you that such application would be approved by the SAIC. Failure to obtain such approval could result in penalties including being banned from engaging in online advertising activities, confiscation of illegal earnings and fines.

Foreign exchange controls. The principal regulations governing foreign exchange in China are the Foreign Exchange Control Regulations (1996) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations (1996), or the Regulations. Under the Regulations, Renminbi is freely convertible into foreign exchange for current account items, including the distribution of dividends. Conversion of Renminbi for capital account items, such as direct investment, loans and investment in securities, however, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE.

Under the Regulations, foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE.

Because almost all of our revenues may be in the form of Renminbi, to the extent we need to convert our revenues into foreign currency for purposes of paying dividends, repaying foreign currency loans or otherwise, we will need to comply with these restrictions which may limit our ability to do so or cause delays when doing so.

Intellectual Property and Proprietary Rights

We rely primarily on the intellectual property laws and contractual arrangements with our employees, clients, business partners and others to protect our intellectual property rights. We require our employees to enter into agreements requiring them to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes, whether or not patentable or copyrightable, made by them during their employment are our property. They also sign agreements to substantiate our sole and exclusive right to those works and to transfer any ownership that they may claim in those works to us.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business. We have registered the following domain names: Hurray.com; Hurray.net.cn; Hurray.com.cn; Hycentury.net.cn; Huayou.net.cn; Mobilefan.net.cn; Mobilefan.com.cn; Unineon.com.cn; Mobilefun.net.cn; Mobilefun.com.cn; Coolyoung.com.cn; Gowvas.net.cn; Gowvas.com.cn; Hawa.cn; Hawa.com.cn; Hawa.net.cn; M2me.com; M2me.com.cn; M2me.cn; Palms.com.cn; Palmsky.cn; Palmsky.com.cn; Palmstar.com.cn; Palmstar.cn; Zsxk.cn; Zsxk.com Zsxk.com.cn; Mhero.net; Mhero.cn; Mhero.com.cn; Mhero.org; 5200.com.cn; 5200.cn; Icu.com.cn; Icu.net.cn and 1258699.net. In 2005, we also acquired the following domain names through our acquisition activities: Ok960.com; Magma-digital.com and Magma-land.com.

We have registered one trademark with China’s Trademark Office relating to our company logo and two trademarks relating to our website of Hawa. We are in the process of applying for one additional trademark in China. China’s trademark law adopts a “first-to-file” system for obtaining trademark rights. As a result, the first applicant to file an application for registration of a mark will preempt all other applicants. Prior use of unregistered marks, except “well known” marks, is generally not a basis for legal action in China. We may not be able to successfully defend or claim any legal rights in that trademark for which application has been made but for which the Trademark Office has not issued a registration certificate.

We registered versions 5.4.0 and 7.0 of our VASPro software with the State Copyright Bureau of the PRC in February 2004 and June 2005, respectively.

Many parties are actively developing and seeking patent protection for wireless services-related technologies. We expect these parties to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and that cover significant parts of our technology, business methods or services. Disputes over rights to these technologies are likely to arise in the future. We cannot be certain that our products and services do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Risk Factors — Additional Risks Related to Our Company — We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.”

With respect to our music business, our affiliated companies, Freeland Digital Music and Huayi Brothers Music, have retained recording and publishing rights with respect the songs in their music libraries. Freeland Digital Music and Huayi Brothers Music own the applicable copyrights with respect to songs written and produced by their respective in-house artists. In addition, both companies have either retained licenses to use or purchased the applicable copyrights with respect to songs written and produced by independent artists.

C. Organizational Structure

We currently conduct our business in China through our wholly owned subsidiary, Hurray! Times. To comply with ownership requirements under Chinese law, which impose certain restrictions on foreign companies such as us, from investing in certain industries such as value-added telecommunication and Internet services, we have entered into a series of agreements with eight affiliated Chinese entities and their respective shareholders. We hold no ownership interest in any such affiliated Chinese entities, which are discussed below:

1.	Hurray! Solutions is 85% and 15% owned by our chairman and chief executive officer, Qindai Wang, and one of our shareholders, Songzuo Xiang, respectively.

2.	Beijing Cool Young is 95% owned by Hurray! Solutions and 5% owned by Qindai Wang.

3.	Beijing Network is 50% owned by each of Hao Sun and Xiaoping Wang, two individuals in China.

4.	WVAS Solutions is 99% owned by Beijing Network, with the remaining 1% equally owned by Hao Sun and Xiaoping Wang.

5.	Beijing Palmsky is 50% and 50% owned by two individuals in China, Hong Liu and Haoyu Yang.

6.	Beijing Hutong is 50% and 50% owned by two individuals in China, Wenqian Xu and Yi Cai.

7.	Shanghai Magma is 50% and 50% owned by two individuals in China, Yi Zhang and Aiqin Shang.

8.	Hengji Weiye is 50% and 50% owned by two individuals in China, Hong Pan and Xiaoqing Guo.

In addition, Hurray! Digital Music is 50% owned by Hurray! Solutions, 25% owned by Beijing Network, and 25% owned by Beijing Hutong. In turn, Hurray! Digital Music holds a 51% equity interest in Huayi Brothers Music and a 60% equity interest in Freeland Digital Music.

In March 2005 we acquired 100% of the equity interest in Guangzhou Piosan. After transferring all tangible and intangible assets and related liabilities of Guangzhou Piosan to Hurray! Solutions, we sold Guangzhou Piosan in February 2006.

Through our agreements with these Chinese affiliates, we have the power to vote all shares of all the shareholders of those companies on all their matters, through the general manager of Hurray! Times, as well as the right to enjoy the economic benefits of those companies, the exclusive right to purchase equity interests from the shareholders of those companies to the extent permitted by Chinese laws and the control of the major intellectual properties used by those companies.

Under Financial Accounting Standards Board (“FASB”) Interpretation No. 46, or FIN 46, we are the primary beneficiary of the economic benefits of our variable interest entities, Hurray! Solutions, WVAS Solutions, Beijing Cool Young, Beijing Palmsky, Beijing Network, Beijing Hutong, Hengji Weiye, Shanghai Magma, Hurray! Digital Music, Huayi Brothers Music, and Freeland Digital Music. Accordingly, these entities are consolidated into our financial statements from and after the date we became the primary beneficially of each such entity. Transactions among these entities and our company and subsidiaries are eliminated in consolidation.

The following diagram illustrates our corporate structure as of June 1, 2006.

D. Property, Plant and Equipment

Our company and its affiliates currently lease an approximate total of 5,454 square meters of office space in Beijing through various lease agreements. The aggregate monthly rent of such lease agreements is approximately $73,100, which leases will expire in or around August 2006. We believe that we will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans. We also have branches and representative offices in Beijing, Shandong, Heilongjiang, Guangdong, Shenzhen, Zhejiang, Jiangsu, Liaoning, Fujian, Chongqing, Shanghai, Henan, Changsha, Guiyang and Sichuan.

Freeland Digital Music and Huayi Brothers Music lease their principal offices, which are located in Beijing. We believe that Freeland Digital Music and Huayi Brothers Music will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate their future expansion plans.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect”, “anticipate”, “intend”, “believe”, or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. OPERATING RESULTS

Overview

We are a leading provider of music and music-related services such as ringtones, ringbacktones and truetones to mobile users in China. We also offer a wide range of other wireless value-added services, including games, pictures and animation, community and other media and entertainment services. Our services are offered through the various service platforms available on the 2G and 2.5G networks operated by the mobile telecommunication network operators in China, principally China Unicom and China Mobile. Many of our services are also available to users in China through our website. In addition, we design, develop, sell and support service provisioning and management software, called VASPro, and are the sole provider of this type of software to China Unicom for its nation-wide WAP portal.

Our 2.5G services revenues are derived to a substantial extent from WAP services, the predominant 2.5G service available in China, and to a lesser extent from MMS. Our 2G services consist of SMS, IVR services and our recently introduced RBT services. Users pay for our services by monthly subscription and/or on a per-use basis. We receive payments for these services principally in the form of payments from the mobile operators after the users have paid for our services and the operators have deducted their service and network fees. We also earn revenues from our software and system integration services that enable mobile operators to manage and support wireless value-added services on the 2.5G and, in the future, 3G mobile networks.

We achieved net income of $18.6 million for 2005, $17.2 million for 2004 and $4.5 million for 2003. For 2005, we generated $62.4 million in total revenues, compared to $53.4 million and $23.1 million for 2004 and 2003, respectively, representing an increase of 16.7% and 169.7%, respectively. For 2005, 2G, 2.5G and software and system integration services accounted for 32.3%, 57.6% and 10.1% of our revenues, respectively, compared to 28.0%, 52.8% and 19.2% in 2004 and 58.3%, 18.5% and 23.2% in 2003. The increase in total revenues was driven by growth in demand for both 2G and 2.5G services, particularly music-related services. Our sales of services through China Mobile’s networks also increased significantly in 2004 and 2005 compared to prior years. In 2005, the increase in revenues from wireless value-added services was offset in part by a decline in software and system integration services revenues as a result of our strategy to minimize third party hardware pass through sales in connection with our software projects.

We had retained earnings of $39.9 million, $21.3 million and $4.1 million as of December 31, 2005, 2004 and 2003, respectively.

Recent Developments

As part of our strategy to establish a significant presence in the music development, production and distribution business in China and enhance our proprietary music library, we recently acquired majority interests in the music businesses of the Freeland Group and Huayi Brothers Group, which businesses represent two of the major domestic record labels in China. Specifically, in December 2005, we completed the acquisition of a 51% interest in Huayi Brothers Music, which at that time was a subsidiary of Huayi Brothers Group, a well known brand name in China for movie and music production and distribution. Huayi Brothers Music focuses on artist development, music production and offline distribution of music in China. As part of the agreement, the Company invested $4.3 million in cash for 51% of Huayi Brothers Music, of which $2.9 million was paid to the former shareholders of Huayi Brother Music and $1.4 million was paid to Huayi Brothers Music as a capital contribution.

In November 2005, we also entered into agreements to acquire the music business of Freeland Group, which is a group of affiliated companies in China that is engaged in the production and distribution of audio and video products through our acquisition of a 60% interest in Freeland Digital Music from certain entities of the Freeland Group. Such music business is a pioneer and leader in Internet music production and distribution which has produced famous pop stars such as Xiangxiang, Yang Chenggang, and Yang Yi. As part of the agreement, the Company will invest $7.6 million in cash for 60% of Freeland Digital Music, of which $2.2 million is payable to certain entities in the Freeland Group and $5.4 million is payable into Freeland Digital Music as a capital contribution.

In accordance with certain contractual arrangements, we are distributing the music content of Freeland Digital Music and Huayi Brothers Music via wireless and Internet platforms. In turn, the Freeland Group and Huayi Brothers Group distribute the music of Freeland Digital Music and Huayi Brothers Music, respectively, via offline channels, such as music stores. The final consideration payable by our company for the interests in Freeland Digital Music and Huayi Brothers Music and the respective ownership interests of the shareholders of each company are subject to upward or downward adjustment based on the financial performance of each company in 2006, in the case of Freeland Digital Music, and in 2006 and 2007, in the case of Huayi Brothers Music.

In addition, to strengthen our mobile game development capabilities, we acquired Shanghai Magma, a leading mobile game developer and distributor in China, in January 2006. We paid an aggregate of $4.1 million for 100% of the equity interest in this company. The total consideration is subject to adjustments based on the future financial performance of Shanghai Magma’s business in 2006 and 2007.

With the exception of the Shanghai Magma acquisition for which the total potential consideration is capped at $20 million, there is no cap on the additional consideration which may be payable by us in connection with the earn-out provisions for the above described acquisitions, and such amounts could be material. We cannot determine at this time whether there will be any upward or downward adjustment to the total consideration for the interests in Freeland Digital Music, Huayi Brothers Music or Shanghai Magma or to our ownership interests in Freeland Digital Music or Huayi Brothers Music. The results of Huayi Brothers Music were consolidated into our financial statements starting from December 31, 2005. The results of Freeland Digital Music and Shanghai Magma will be consolidated into our financial statements starting from January 1, 2006.

Factors Affecting Results of Operations and Financial Condition

The major factors affecting our results of operations and financial condition include:

•	Growth of the Wireless Value-Added Services Market in China. Our financial results have been, and we expect them to continue to be, largely dependent on growth in the wireless value-added services market in China. Historically, 2G services, such as SMS, have represented the predominant portion of the wireless value-added services market in China and of our revenues. Our 2G services, all of which were SMS, represented 75.9% of our total wireless value-added services revenues in 2003. We commercially launched 2.5G services in September 2002 and began billing users for these services at the beginning of 2003. We subsequently launched our IVR services in 2004 and RBT services in 2005. Since the launch of these 2G and 2.5G services, we have experienced much higher growth rates in revenues from these services than from our SMS services. Our 2.5G services, primarily WAP services but also including MMS and Java™ which we introduced in 2005, represented 64.1% of our total wireless value-added services revenue for 2005. Our IVR services represented 15.2% of our total wireless value-added services revenue for 2005. We believe that our financial success in the near-term will depend on the growth of the market for our 2G and 2.5G services, especially services utilizing music content, where we have a leading position and, in the longer-term, on our ability to offer popular services on any new wireless technologies that are introduced in China such as 3G.

•	Positioning of Our Services on the WAP Portals of China Unicom and China Mobile. A key component of our revenue growth is our ability to not only maintain access to China Unicom’s and China Mobile’s networks, but also to secure prominent positioning for our services at the top of the menu of services for each major service category on the mobile operators’ WAP portals so that users see our services first when opening the service menus. Recently, however, Beijing Network, one of our affiliated operating companies providing WAP services through China Mobile, was issued a sanction by China Mobile in January 2006 for improper promotion of one of its WAP services. As part of the sanction, China Mobile downgraded all Beijing Network’s WAP services to the bottom of the menu and temporarily suspended the approval of new service applications on all platforms (including SMS, IVR, RBT, WAP, MMS, and Java™) by Beijing Network and joint promotions with Beijing Network. We believe that such actions may negatively affect our WAP revenues for at least the first two quarters of 2006, although we have no basis at this time to quantify the effect of such sanction.

•	Network Service Agreements with China Unicom and China Mobile. Our results of operations are dependent on the terms of network service agreements with China Unicom and China Mobile and the manner in which the mobile operators implement these agreements.

Each of these agreements is non-exclusive, and has a limited term, generally one or two years. Renewal of them on favorable terms depends on our relationship with these mobile operators at both the national and provincial level, the popularity of our services and our ability to maintain adequate levels of performance. Either mobile operator could alter any of these terms or terminate the contracts for a variety of reasons in the future, including, for example, to increase their own service or network fees in order to enhance their profitability at the expense of service providers.

•	Changes in Mobile Operator Policies or the Manner in Which They are Enforced. The policies and procedures adopted by China Mobile and China Unicom regarding customer service, quality control and other aspects of the wireless value-added services industry significantly affect the revenue we receive. For example, in addition to the WAP sanctions received by Beijing Network described above, as part of China Unicom’s efforts to improve customer service, it imposed a one-time fine on Hurray! Solutions, one of our affiliated operating companies providing SMS services, of approximately RMB5.7 million ($0.7 million) for improperly delivering one of its SMS services to users. Further changes in their policies or in their implementation by the mobile operators could adversely affect our business and financial condition.

•	Taxes. Our subsidiary, Hurray! Times, is subject to a 30.0% state enterprise income tax and a 3.0% local enterprise income tax and our affiliated Chinese entities are generally subject to a 33.0% enterprise income tax in China. However, Hurray! Times, as well as Hurray! Solutions and certain of other variable interest entities in China, have obtained approval from the Chinese government authorities to be classified as “high technology” companies. This classification entitles such companies to a three-year exemption from enterprise income tax commencing from various dates, followed by a 7.5% preferential tax rate for the succeeding three years and a 15% preferential tax rate thereafter. For additional information on such preferential tax arrangements, see “— Taxation” below. The earnings of our affiliated Chinese entities are passed on to Hurray! Times pursuant to various services agreements.

•	Maintaining and Expanding the Customer Base for Our VASPro Services Provisioning and Management Software. China Unicom and 12 of its provincial offices that have their own local WAP portals use our VASPro services provisioning and management software. We believe it is unlikely that the other current principal mobile operator in China, China Mobile, will purchase this software in the foreseeable future because it purchases this category of software from a subsidiary which was established for that purpose. Accordingly, continued sales of our software depend on our ability to maintain our relationship with China Unicom and the expansion of China Unicom’s WAP user base. The rate of growth of such user base declined, however, in 2005, causing China Unicom to delay expanding the capacity of its 2.5G networks. We cannot predict if or at what pace China Unicom will expand its 2.5G networks or build out 3G networks in future periods. We are also pursuing sales of our software to new customers in China, such as China Telecom and China Netcom, but we have not yet developed close relationships with them.

•	Billing and Transmission Failures. We do not recognize any revenues for services that are characterized as billing and transmission failures. These failures occur when we do not collect fees for our 2G services from mobile operators in a number of circumstances, including when the delivery of our services to a customer is prevented because the customer’s phone is off, the customer’s prepaid phone card has run out of value or a mobile operator experiences technical problems with its network. These situations are known in the industry as billing and transmission failures. The level of billing and transmission failures significantly affects revenues we record. The failure rate for 2G services has fluctuated significantly in the past, ranging on a monthly basis from 2.2% to 37.1% of the total billable messages which are reflected in our internal records during 2005. Although we do not experience the same type of billing and transmission errors for our WAP services as we do for our SMS, we do experience a discrepancy between the revenues recorded by our internal system and the revenues that we receive from the mobile operators. This difference has historically averaged approximately 2% per month and relates to services that are provided but for a variety of reasons are not billed to the user due to the manner in which the mobile operators register new users or manage their internal billing reconciliation process.

•	Acquisitions and Strategic Investments. Selective acquisitions and strategic investments, such as the ones described under the heading “Recent Developments” above, form part of our strategy to further expand our business. These acquisitions and investments may not produce the results that our management and board of directors anticipate, and may subject our company to unforeseen liabilities. In particular, our future revenue growth will depend on our ability to successfully operate our music development, production and distribution business, with which we have relatively limited experience.

•	Developing Artists, Sustaining a Pipeline of New Song Releases and Keeping up with Consumer Music Tastes. Through our acquisition of controlling stakes in Huayi Brothers Music and Freeland Digital Music, we have entered the business of artist development and music production. Artist development and music production is inherently a “hit” driven business; and its success depends to a large extent on our ability to maintain a large portfolio of talented singing artists and build a strong pipeline of new song releases. Further, the success of such new releases depends upon their acceptance by consumers with various and changing tastes. If our controlled record companies fail to expand their portfolio of talented singing artists, sustain a pipeline of new releases, or keep abreast of changes in consumer music tastes, our business and financial condition may be adversely affected with respect to the financial performance of our controlled record companies.

Revenues

We derive our revenues from our primary operating segments: 2G services, 2.5G services and software and system integration services. Currently, our revenues are primarily derived from 2G and 2.5G services. Through these services, we provide downloads, information and community-oriented products, such as picture and ringtone downloads, chatting, games, enhanced text-based content services and IVR. Our revenues are primarily derived from Hurray! Times through agreements with our affiliated Chinese entities. Commencing in 2006, we also expect to derive revenue from Hurray! Digital Music which is a variable interest entity which in turn owns majority interests of the newly acquired music entities, Huayi Brothers Music and Freeland Digital Music.

Our revenues represent our total revenues from operations, net of certain business and value-added taxes. Our revenues from wireless value-added services are subject to a 3.0% business tax and our revenues from software and system integration services are subject to a value-added tax at the rate of 17.0%. Furthermore, any service fees that Hurray! Times charges and subsequently collects pursuant to the exclusive technical and consulting service agreements with our affiliated Chinese entities are subject to a 5.0% business tax.

The following table sets forth certain historical consolidated revenues, by amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,
	2005		2004		2003
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Revenues:
2G services	$20,131	32.3%	$14,946	28.0%	$13,471	58.3%
2.5G services	35,932	57.6	28,227	52.8	4,289	18.5
Software and system integration services	6,312	10.1	10,267	19.2	5,363	23.2

Total revenues	$62,375	100.0%	$53,440	100.0%	$23,123	100.0%

The following tables show our 2G and 2.5G revenues for 2005, 2004 and 2003 by product and mobile operator (including PHS operators). In 2004 and 2003, we had no sales through the PHS networks of China Telecom and China Netcom.

	For the Year Ended December 31, 2005
	China Mobile	China Unicom	China Telecom	China Netcom	Total
	(in millions of U.S. dollars)
SMS	$2.0	$8.6	$—	$—	$10.6
IVR	4.8	2.9	0.7	0.2	8.6
RBT	0.5	0.4	—	—	0.9

2G Revenues	7.3	11.9	0.7	0.2	20.1

WAP	10.1	24.1	—	—	34.2
MMS	1.5	0.2	—	—	1.7
Java™	—	—	—	—	—

2.5G revenues	11.6	24.3	—	—	35.9

Total	$18.9	$36.2	$0.7	$0.2	$56.0

	For the Year Ended December 31, 2004
	China Mobile	China Unicom	Total
	(in millions of U.S. dollars)
SMS	$4.0	$9.7	$13.7
IVR	—	1.3	1.3
RBT	—	—	—

2G Revenues	4.0	11.0	15.0

WAP	5.4	22.9	28.3
MMS	—	—	—
Java™	—	—	—

2.5G revenues	5.4	22.9	28.3

Total	$9.4	$33.9	$43.3

	For the Year Ended December 31, 2003
	China Unicom	Total
	(in millions of U.S. dollars)
SMS	$13.5	$13.5
IVR	—	—
RBT	—	—

2G Revenues	13.5	13.5

WAP	4.3	4.3
MMS	—	—
Java™	—	—

2.5G revenues	4.3	4.3

Total	$17.8	$17.8

2G and 2.5G services. Our 2G and 2.5G services revenues are derived from services that we provide to our users primarily through China Unicom’s and China Mobile’s networks. In 2005, we also commenced offering certain of our IVR services through the networks of China Telecom and China Unicom. We recognize revenues derived from these services before deducting service and network fees paid to the mobile operators. For a description of our revenue recognition policies, see “— Critical Accounting Policies.”

2G SMS services have historically been our primary source of revenues, accounting for approximately 58.3% of our total revenues in 2003. However, we expect that sales of our 2G IVR and RBT services and our 2.5G WAP and MMS services will continue to increase, and sales of our SMS services will remain largely static or will decline. In 2005, our SMS and non-SMS services accounted for approximately 18.9% and 81.1%, respectively, of our combined 2G and 2.5G services revenues, compared with 31.7% and 68.3%, respectively, in 2004.

In 2005, more than 95.0% and 97.0% of 2.5G services revenues provided through China Unicom and China Mobile, respectively, were subscription-based. Revenues from our subscription services, which are purchased for a fixed period of time, usually three to six months, are typically more predictable and more stable than per-use services which are often the result of impulse buying and tend to fluctuate from month-to-month.

Software and system integration services. Our revenues from these services have been derived from the design, development, licensing fees, hardware installation and after-sale support of our VASPro services provisioning and management software, which has been purchased by China Unicom and 12 of its provincial offices. We deliver these services under a small number of relatively high value contracts. The revenues from these contracts are recognized based on the percentage of completed contractual obligations. Since a large part of certain projects often relates to third party hardware and software, the timing of their delivery can cause our quarterly gross revenues and cost of revenues to fluctuate significantly. However, those fluctuations do not significantly affect our gross profits because hardware-related revenues approximate the costs of such revenues. See “— Critical Accounting Policies.” We have focused on providing our own software and services in an effort to minimize third-party hardware and software pass-through sales.

Cost of Revenues

The following table sets forth certain historical consolidated cost of revenues data by amount for the periods indicated:

	For the Year Ended December 31,
	2005	2004	2003
	(in thousands of U.S. dollars)
Cost of Revenues:
2G services	$13,714	$7,050	$4,586
2.5G services	14,921	11,003	2,106
Software and system integration services	1,302	6,277	4,151

Total cost of revenues	$29,937	$24,330	$10,843

2G and 2.5G services. The principal cost of revenues for our 2G and 2.5G services is the service and network fees paid to the mobile operators under our network service agreements with them. The cost of revenues also includes fees paid to our content providers and marketing partners, maintenance costs related to equipment used to provide the services, bandwidth leasing charges and data center services, operator imposed penalty charges, and certain distribution costs.

Software and system integration services. Our cost of revenues for our software and system integration services includes acquisition cost of third party hardware and software products provided to our customers and staffing and travel costs related to system integration services in connection with a given project.

Gross Profit Margin

The following table sets forth the historical consolidated gross profits and gross profit margin of our business activities for the periods indicated:

	For the Year Ended December 31,
	2005	2004	2003
	(in thousands of U.S. dollars)
Gross Profits:
2G services	$6,417	$7,896	$8,885
2.5G services	21,011	17,224	2,183
Software and system integration services	5,010	3,990	1,212

Total gross profits	$32,438	$29,110	$12,280

	For the Year Ended December 31,
	2005	2004	2003
Gross Profit Margin:
2G services	31.9%	52.8%	66.0%
2.5G services	58.5	61.0	50.9
Software and system integration services	79.4	38.9	22.6

Total gross profit margin	52.0%	54.5%	53.1%

The gross profit margins for our 2G services declined in 2005 compared to 2004, due to increased contribution from revenues generated through operator-independent alternative marketing, promotion and distribution efforts, which tend to be more expensive than such efforts conducted in conjunction with the mobile operators. Gross profit margins for 2G and 2.5G services were also adversely affected by the monetary penalty imposed by China Unicom described above. Our gross profit margins for our 2.5G services decreased in 2005 compared to 2004 due to higher third party content revenue sharing costs and increased revenues from lower gross margin MMS services. We anticipate that gross profit margins for our 2G services will continue to decline in future periods, driven primarily by the increasingly competitive environment in the market.

The gross profit margins for software and system integration services have varied significantly between 2003, 2004 and 2005. This variance is primarily attributable to our delivery of more third party hardware and software in certain periods, which has significantly lower margins, compared to the delivery of our own software and services. In the last three fiscal years combined, third party hardware and software accounted for an average of 56.5% of the total contract value of our software system and integration services, or 13.4%, 91.0% and 77.0% of our total revenues from software and systems integration services in 2005, 2004 and 2003, respectively. In 2005, we significantly minimized the provision of third party hardware and software in connection with our software and system integration services, but we may still be required by our customers to provide those items from time to time. Due to our attempts to minimize our provision of third party hardware and software, we expect that our gross profit margins in this segment will tend to stabilize at a higher level.

Operating Expenses

The following table sets forth certain historical consolidated operating expenses data, in terms of amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,
	2005		2004		2003
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Operating Expenses:
Product development expenses (including stock-based compensation expense of $5, $60 and $17 for the years ended December 31, 2005, 2004 and 2003, respectively)	$2,537	4.1%	$2,306	4.3%	$1,392	6.0%
Selling and marketing expenses (including stock-based compensation expense of $10, $221 and $116 for the years ended December 31, 2005, 2004 and 2003, respectively)	9,797	15.7	7,433	13.9	4,694	20.3
General and administrative expenses (including stock-based compensation expense of $23, $nil and $21 for the years ended December 31, 2005, 2004 and 2003, respectively)	3,484	5.6	1,821	3.4	1,262	5.5
In-process research and development	—	—	36	0.1	—	—

Total operating expenses	$15,818	25.4%	$11,596	21.7%	$7,348	31.8%

Product Development Expenses. Product development expenses primarily consist of research and development staff costs. Most of our product development expenses relate to enhancing our portfolio of 2G and 2.5G services and improving and updating our services provisioning and management software. Product development expenses also include depreciation and amortization of computers and software related to the activities of our product development teams. We depreciate our computer equipment, software and other assets on a straight-line basis over their estimated useful lives, which is three to five years.

Selling and Marketing Expenses. Selling and marketing expenses primarily consist of staff costs related to managing the development of our service offerings. These expenses also include advertising, sales and marketing expenses, such as expenses associated with sponsoring promotional events, salaries and benefits for our direct sales force, free trial services we offer through, for example, certain retailers of mobile phones in China and gifts we provide to members of our user loyalty club, Hawa Club, in exchange for points they accumulate for using our 2G and 2.5G services. We expect that our selling and marketing expenses will increase in future periods as the markets for our services become more and more competitive. We also expect to incur additional selling and marketing expenses to promote the online distribution of music developed by Freeland Digital Music and Huayi Brothers Music.

General and Administrative Expenses. General and administrative expenses primarily consist of compensation and benefits for our management, salaries for our finance and administrative personnel, professional service fees, lease expenses, other office expenses and expenses related to depreciation of equipment for general corporate purposes.

We lease bandwidth from mobile operators’ provincial offices. Bandwidth and server custody fees, office rentals and depreciation charges allocated to our general management, finance and administrative personnel are also included in general and administrative expenses.

We depreciate leasehold improvements, which are recorded as general and administrative expenses on a straight-line basis over the relevant lease term.

We expect our general and administrative expenses to increase as we add personnel in response to the expansion of our business in future periods. We also expect general and administrative expenses to increase as we incur professional service fees, such as for legal and accounting services.

Stock-based Compensation. We grant equity incentive awards to our employees and certain non-employees. Until February 2006 when we commenced granting restricted shares, all of our equity incentive grants were in the form of stock options. Stock-based compensation expenses arise from options to the extent that the exercise price of options granted exceeds the fair market value of the underlying stock on the measurement date. Thus far, we have not recognized a compensation expense in our consolidated financial statements for employee option grants since the exercise prices were equal to or greater than the fair market values at the dates of grant under APB 25 Accounting for Stock Issued to Employees (“APB 25”). We account for stock-based awards to non-employees by recording a charge for the services rendered by the non-employees using their estimated fair values in compliance with FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). In 2005, 2004 and 2003, we incurred stock-based compensation costs of approximately $21,000, $0.3 million and $0.2 million pursuant to SFAS 123, respectively, which arose in connection with options granted to non-employees, including external consultants in exchange for their services. This cost is included in the category of operating expense to which the staff which received the option grants is attributed.

On December 20, 2005, we accelerated the vesting of all outstanding stock options that would otherwise have been unvested at December 31, 2005. We implemented this acceleration in order to reduce the compensation expense that would have been incurred by our company if such options continued to vest after January 1, 2006, which is the date that the FASB Statement No. 123, Share-Based Payment (“SFAS 123R”) became effective. This new accounting standard requires that all share-based payments to employees, including grants of stock options, be recognized in our financial statements based on their fair values. In connection with the acceleration of such options, we recorded compensation expense of approximately $17,000 which was included in the 2005 total stock-based compensation cost.

Critical Accounting Policies

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. We have summarized our accounting policies below that we believe are both important to an understanding of our financial results and involve the need to make estimates about the effect of matters that are inherently uncertain. We also have other policies that we consider to be key accounting policies. However, these policies do not meet the definition of critical accounting policies because they do not generally require us to make estimates or judgments that are difficult or subjective.

Revenue Recognition

2G and 2.5G services. Our revenues are primarily derived from the sale of 2G and 2.5G services to our customers delivered over China Unicom’s and China Mobile’s mobile telecommunications networks. Fees for these services are established by an agreement with the mobile operators and indicated in the message received on the mobile phone.

Our services are delivered to users through the mobile telecommunication networks of the mobile operators, and we rely upon them to provide us with billing and collection services. We have, however, developed an internal system that records the number of transactions and subscriptions of our services, which we then compare to the confirmations received from the mobile operators. Generally within 15 to 30 days after the end of each month, a statement from the mobile operators confirming the value of the 2G and 2.5G services they bill to users in that month will be delivered to us, and usually within 60 days after such delivery, we will be paid by the mobile operators for these services, net of their service fees, network fees and applicable business taxes.

We initially ascertain the value of the 2G services provided based upon statements sent to us by the mobile operators with respect to the amount of services we deliver to the end users. Because there has historically been a discrepancy between the value of our 2G services based on our internal system and the value of the services based on the statements received from the mobile operators due to technical issues with the transmission and billing systems, at the end of each month, we will, based on the historical data regarding such discrepancies and other factors, make an estimate of our revenues for such month. This estimate may be higher or lower than the actual revenues we have a right to receive based on the statements received from the mobile operators. For 2003, we recognized actual revenues as they appear on the operators’ statements, and made no estimates of revenues for that year. We recognized approximately 5% of our revenues from 2G services on an estimated basis for each of 2004 and 2005.

We do not experience the same type of billing and transmission failures for our 2.5G services as we do for our 2G services. Accordingly, the amount of revenue recognized on an accrual basis for our 2.5G services in 2004 and 2005 was insignificant and is expected to remain insignificant in future periods for the foreseeable future.

We evaluate our network service agreements with the mobile operators to determine whether to recognize our revenues gross or net of the fees charged by the mobile operators. Pursuant to applicable accounting standards, our determination is based upon an assessment of whether we act as a principal or agent when providing the services to our mobile operators. We have concluded that we act as a principal and therefore we recognize revenue for the gross amounts billed to our mobile phone customers. Factors that we believe support our conclusion are as follows:

•	We have latitude in establishing prices within ranges prescribed by the mobile operators;

•	We determine the specifications of the services we will be rendering;

•	We have the ability to control the selection of our content suppliers; and

•	We assume the risk of non-payment by customers.

Although the mobile operators must approve the prices of our services in advance, we have been able to adjust our prices from time to time to reflect or react to changes in the market. In addition, the mobile operators will usually not pay us if users of our services do not pay them and they will not pay us if users do not receive the services due to billing or transmission failures. As a result, we in fact bear the credit and delivery risk for our portion of the revenues generated with respect to our services.

Software and System Integration. We generally charge a fixed price for all of our projects and recognize revenues based on the percentage of completion of the project. Software revenues from customer orders requiring design, development and support of the software are recognized over the installation period. We use labor costs and direct project expenses to determine the stage of completion, except for revenues associated with the procurement of hardware, which we recognize upon delivery of the hardware to the customer. Historically, since a large part of the cost of certain projects related to third party software and hardware, the timing of such software and hardware delivery caused our quarterly gross revenues and cost of revenues to fluctuate significantly. We recognized total revenues from the sale of third party hardware and software of $0.8 million, $5.8 million and $3.6 million, and cost of such revenues of $0.8 million, $5.8 million and $3.6 million in 2005, 2004 and 2003, respectively. Because third party software and hardware-related revenues approximate the costs of those items, our gross profit margins on such revenues were nominal in 2005, 2004 and 2003. Recognized revenues and profit are subject to adjustments in current periods as the contract progresses to completion. Accordingly, any changes in our estimates would affect our future operating results.

Stock-based Compensation Cost

We grant equity incentive awards to our employees and certain non-employees. Until February 2006 when we commenced granting restricted shares, all of our equity incentive grants were in the form of stock options. In accordance with APB 25, we did not record deferred stock-based compensation cost for employee stock option grants as the deemed fair value of our ordinary shares for accounting purposes is lower than or equal to the option exercise price on the measurement date. Prior to our initial public offering, we determined the deemed fair value of our ordinary shares based upon several factors, including a valuation report from an independent appraiser and the price of our then most recent preference share placement. Had different assumptions or criteria been used to determine the deemed fair value of our ordinary shares, materially different amounts of stock-based compensation cost could have been reported. Following our initial public offering, we have determined the fair market value of our ordinary shares by reference to the current trading price of our American Depositary Shares on The Nasdaq National Market.

Pro forma information regarding income and income per share is required in order to show our net income as if we had accounted for employee stock options under the fair value method. We use the Black-Scholes option pricing model to calculate the fair value. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. We used projected volatility rates, which are based upon historical volatility rates experienced by comparable public companies. Because our employee stock options have characteristics significantly different from those of publicly traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.

The historical pro forma income and pro forma income per share that we used in calculating the fair value of the options granted to employees may not be representative of the pro forma effects in the future years of net income and earnings per share for the following reasons:

•	The number of future shares to be issued under these plans is not known; and

•	The assumptions used to determine the fair value can vary significantly.

In addition, we issued non-employee stock options to certain consultants, which were also accounted for under the Black-Scholes option-pricing model to compute the fair value.

As discussed above under “Operating Expenses—Stock-Based Compensation,” SFAS 123R became applicable to our company commencing on January 1, 2006. We expect, however, that this new accounting standard will have no effect with respect to the options we accelerated on December 20, 2005.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2003, 2004 and 2005 is based upon our audited historical consolidated financial statements included elsewhere in this annual report.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues. Our revenues increased 16.7% to $62.4 million in 2005 from $53.4 million in 2004. This increase was primarily due to an increase in revenues from our 2.5G services and, to a lesser extent, an increase in revenues from our 2G services.

2G Services. Revenues from our 2G services increased 34.7% to $20.1 million for 2005 from $14.9 million for 2004, primarily due to the growth in the market for IVR and RBT services. SMS revenues were $10.6 million, a decline of 22.4% from $13.7 million for 2004. Following the first quarter of 2004 and continuing through 2005, our SMS revenues were negatively affected by new billing systems of China Mobile and China Unicom and other changes in their policies and the enforcement of their policies. We did, however, relaunch our SMS services in the second half of 2005 through various marketing and promotional activities which were independent of the mobile operators. IVR revenues were $8.5 million, a significant increase over $1.3 million for 2004 (the year in which such services were introduced). RBT revenues were $1.0 million for 2005, as compared with nil for 2004.

2.5G Services. Revenues from our 2.5G services increased 27.3% to $35.9 million for 2005 from $28.2 million for 2004, primarily due to an increase in WAP revenues. Total WAP revenues were $34.2 million for 2005, an increase of 21.2% over 2004. This increase was primarily due to increased sales on the WAP portals of China Mobile and, to a lesser extent, of China Unicom. WAP revenues generated through China Unicom’s WAP portals were $24.1 million, an increase of 5.4% as compared with $22.9 million for 2004. WAP revenues generated through China Mobile’s WAP portals were $10.1 million, an increase of 88.7% as compared with $5.4 million for 2004. MMS revenues, predominantly from China Mobile’s users, were $1.7 million for 2005, as compared with nil for 2004. Revenues from Java™ services remained insignificant in 2005.

Software and System Integration Services. Revenues from our software and system integration services declined 38.5% to $6.3 million for 2005 from $10.3 million for 2004. The decline in 2005 of such revenue is due primarily to our strategy to minimize revenues from third-party hardware sold on a no-margin, pass-through basis.

Cost of Revenues. Our cost of revenues increased 23.0% to $29.9 million in 2005 from $24.3 million in 2004 due primarily to increased costs for 2G services and, to a lesser extent, increased costs for our 2.5G services. This increase was offset in part by a decline of costs associated with our software and system integration services.

2G Services. Our cost of 2G services increased 94.5% to $13.7 million for 2005 from $7.0 million for 2004. This increase resulted primarily from increased costs incurred to promote our 2G services through channels which are independent of the mobile operators, including mobile handset partnerships, Internet marketing alliances and direct advertising. It also resulted from increased levels of service and network fees corresponding to the growth in sales of 2G services in 2005 compared to 2004 and a $0.7 million fine imposed on Hurray! Solutions by China Unicom for improper delivery of one of its SMS services to users. In addition, the increase reflects, to a lesser extent, the cost of purchasing content for our IVR services.

2.5G Services. Our cost of 2.5G services increased 35.6% to $14.9 million for 2005 from $11.0 million for 2004, due primarily to increased service and network fees corresponding to the growth in sales of our 2.5G services in 2005 compared to 2004 and the cost incurred to promote our MMS services through channels independent of the mobile operators.

Software and System Integration Services. Our cost of software and system integration services decreased significantly to $1.3 million for 2005 from $6.3 million for 2004, due primarily to decreased sales of third party hardware and software.

Gross Profits. Our gross profits increased 11.4% to $32.4 million for 2005 from $29.1 million for 2004, reflecting increased profits from all our business segments. Our gross profit margins decreased to 52.0% for 2005 from 54.5% for 2004, due primarily to decreased margins for 2G services, which mainly resulted from increased marketing, promotion and distributions costs. This decrease was also due, to a lesser extent, to lower gross profit margins for our 2.5G services as a result of higher third party content revenue sharing cost and increased revenues from lower gross margin MMS services. This decrease in gross profit margins in 2005 was offset in part by increased gross profit margins for software and system integration services due to reduced third-party hardware pass-through sales.

Operating Expenses. Operating expenses increased 36.4% to $15.8 million for 2005 from $11.6 million for 2004, due primarily to increases in compensation expense. The increase in compensation expense resulted primarily from increased headcount as our company implemented various strategic initiatives in 2005.

Product Development Expenses. Our product development expenses increased slightly to $2.5 million in 2005 from $2.3 million in 2004.

Selling and Marketing Expenses. Our selling and marketing expenses increased 31.8% to $9.8 million in 2005 from $7.4 million in 2004. This increase was primarily due to an increase in staff costs related to increased headcount (from 282 to 387) to accommodate the growth and expansion of different marketing, promotion and distribution channels.

General and Administrative Expenses. Our general and administrative expenses increased 91.3% to $3.5 million in 2005 from $1.8 million in 2004. This increase mainly reflects increased professional services fees.

Income from Operations. As a result of the foregoing, income from operations decreased to $16.6 million for 2005 from $17.5 million for 2004.

Interest Income and Expense. Interest income was $1.4 million for 2005, compared to $38,000 for 2004. The interest income for 2005 represented interest earned on the proceeds of our initial public offering in February 2005. Interest expense decreased to $27,000 in 2005 from $0.3 million in 2004.

Other Income. Other income, primarily government tax rebates, was $1.0 million in 2005. There was no such income for 2004.

Income Taxes. Income taxes were $0.4 million in 2005 principally as a result of increased tax rates as certain affiliates were no longer eligible for a full tax exemption. There were no income taxes in 2004.

Net Income. As a result of the foregoing, net income increased 8.0% to $18.6 million for 2005 from $17.2 million for 2004.

Income Attributable to Holders of Ordinary Shares. As a result of the foregoing, our net income attributable to holders of ordinary shares was $18.6 million in 2005, compared to $17.2 million in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues. Our revenues increased 131.1% to $53.4 million in 2004 from $23.1 million in 2003. This increase was primarily due to an increase in revenues from our 2.5G services and, to a lesser extent, increases in our software and system integration services and our 2G services.

2G Services. Revenues from our 2G services increased 11.0% to $14.9 million for 2004 from $13.5 million for 2003, primarily due to the growth in the market of SMS in 2003 and 2004. We did, however, experience a decline in our revenues from 2G services following the first quarter of 2004 due primarily to the overall market shift from 2G to 2.5G services and, to a lesser extent, due to unilateral changes in the policies of China Mobile and China Unicom and in their enforcement of their policies, which have resulted in our having to pay additional charges to the mobile operators, and new billing systems. The decline in revenues from our 2G services following the first quarter of 2004 was partially offset by growth in revenues from our IVR services, which we launched on China Unicom’s network in April 2004 and on China Mobile’s network in the fourth quarter of 2004.

2.5G Services. Revenues from our 2.5G services increased significantly to $28.2 million for 2004 from $4.3 million for 2003, primarily due to an increase in China Unicom’s user base, particularly from the third quarter of 2003 when China Unicom’s nation-wide WAP portal was launched, and related growth in sales of our services, as well as consolidation of Beijing Network’s revenues from the second quarter of 2004 after our acquisition in April 2004.

Software and System Integration Services. Revenues from our software and system integration services increased 91.4% to $10.3 million for 2004 from $5.4 million for 2003, as we substantially completed implementation of China Unicom’s Phase III capacity expansion project and certain provincial level projects in 2004. The Phase III expansion of China Unicom’s nation-wide WAP portal expanded the number of users it could support from 1.5 million to 5.0 million. In 2004, we also completed the WAP portals for Henan, Shandong and Zhejiang Provinces. These national and provincial projects constituted $10.3 million of revenues in 2004.

Cost of Revenues. Our cost of revenues increased 124.4% to $24.3 million in 2004 from $10.8 million in 2003 due to the increased service fees related to the increases in sales of 2.5G services and, to a lesser extent, increased service fees for our 2G services and costs of our software and system integration services.

2G Services. Our cost of 2G services increased 53.7% to $7.0 million for 2004 from $4.6 million for 2003. This increase resulted primarily from increased levels of service and network fees for 2G services in 2004 compared to 2003. The increase also reflects, to a lesser extent, the cost of purchasing content for our IVR services which were launched in 2004, as well as increased costs incurred to promote our 2G services.

2.5G Services. Our cost of 2.5G services increased significantly to $11.0 million for 2004 from $2.1 million for 2003, due primarily to increased service and network fees corresponding to the growth in sales of our 2.5G services in 2004 compared 2003.

Software and System Integration Services. Our cost of software and system integration services increased 51.2% to $6.3 million for 2004 from $4.2 million for 2003, due to increased cost of third party hardware and software sold to China Unicom in connection with the implementation of Phase III of its nation-wide WAP portal and certain provincial level projects in 2004, as compared to the lower amount of such costs related to the initial implementation of an interim upgrade of the Phase II stage in 2003.

Gross Profits. Our gross profits increased 137.1% to $29.1 million for 2004 from $12.3 million for 2003, reflecting increased profits from all our business segments, in particular from our 2.5G services. Our gross profit margins increased to 54.5% for 2004 from 53.1% for 2003, due primarily to increased margins from our 2.5G services, which resulted from enhanced economies of scale, and to a lesser extent, from our software and system integration services, which experienced a decrease in low margin third party hardware and software as a percentage of total revenues for 2004 compared to 2003. This increase in gross profit margins in 2004 was offset in part by decreased gross profit margins for our 2G services, which declined from 66.0% in 2003 to 52.8% in 2004.

Operating Expenses. Operating expenses increased 57.8% to $11.6 million for 2004 from $7.3 million for 2003, due primarily to increases in personnel costs related to sales and marketing staff and product development for the growth in sales of our 2.5G services.

Product Development Expenses. Our product development expenses increased 65.7% to $2.3 million in 2004 from $1.4 million in 2003. This increase was primarily due to increased staff cost related to the increased headcount (from 59 to 105) needed for research and development for 2.5G services and our VASPro software.

Selling and Marketing Expenses. Our selling and marketing expenses increased 58.4% to $7.4 million in 2004 from $4.7 million in 2003. This increase was primarily due to increases in staff costs to $6.3 million from $4.4 million as we increased sales and marketing staff (from 206 to 282) to accommodate the growth and expansion of our 2.5G services nation-wide and the implementation of China Unicom’s Phase III capacity expansion project for its nation-wide WAP portal. This increase also resulted, to a lesser extent, from an increase in costs of $0.4 million to promote our Hawa brand in 2004.

General and Administrative Expenses. Our general and administrative expenses increased 44.3% to $1.8 million in 2004 from $1.3 million in 2003. This increase reflects increased fees for professional services and increased headcount (from 22 to 42) of our administrative staff to support the growth of our business in 2004.

Income from Operations. As a result of the foregoing, income from operations increased significantly to $17.5 million for 2004 from $4.9 million for 2003.

Interest Expense. Interest expense decreased to $0.3 million for 2004 from $0.4 million for 2003.

Net Income. As a result of the foregoing, net income increased significantly to $17.2 million for 2004 from $4.5 million for 2003.

Deemed Dividends on Series A Convertible Preference Shares. We effected a deemed dividend of $39,917 in 2004 and $0.1 million in 2003 due to the difference between the sale and conversion prices and fair market values of warrants and Series A convertible preference shares that we issued in the first and second quarters of 2003.

Income Attributable to Holders of Ordinary Shares. As a result of the foregoing, our net income attributable to holders of ordinary shares was $17.2 million in 2004, compared to $4.4 million in 2003.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	For the Year Ended December 31,
	2005	2004	2003
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$13,980	$15,751	$3,093
Net cash used in investing activities	(6,591)	(17,089)	(256)
Net cash provided by (used in) financing activities	59,305	(1,104)	8,302

Net increase (decrease) in cash and cash equivalents	$66,694	$(2,442)	$11,139

To date, we have primarily financed our operations through the proceeds from our initial public offering in February 2005, the private placement of equity to investors and our current management, capital contributions, short-term borrowings and cash flow from our operating subsidiaries.

Our net cash provided by operating activities in 2005 was $14.0 million. This was primarily attributable to our net income of $18.6 million, as adjusted for an add-back of $1.9 million in depreciation and amortization as a non-cash item which was offset in part by a $5.8 million increase in accounts receivable. Our net cash provided by operating activities in 2004 was $15.8 million. This was primarily attributable to our net income of $17.2 million, as adjusted for an add-back of $2.0 million in depreciation and amortization as a non-cash item which was offset by a $3.5 million increase in accounts receivable. Our net cash provided by operating activities in 2003 was $3.1 million. This was primarily attributable to our net income of $4.5 million, as adjusted for a $2.9 million increase in accounts payable and a $2.5 million increase in accrued expenses and other current liabilities which was offset by a $7.9 million increase in accounts receivable.

Net accounts receivable increased from $7.9 million as of December 31, 2003 to $11.9 million as of December 31, 2004 and to $18.1 million as of December 31, 2005. The increase from 2003 to 2004 is primarily due to an increase in our revenues and the resulting increase in net accounts receivable at any given point in time. The increase from 2004 to 2005 is primarily due to an amount due from one customer who was granted extended credit terms during the year; the amount was fully settled subsequently. The average collection time for our accounts receivable from 2G and 2.5G services was 63 days in 2003, decreasing to 55 days in 2004 and increasing to 81 days in 2005. The average collection time for our accounts receivable from software and system integrations services decreased from 153 days in 2003 to 114 days in 2004 and increased to 141 days in 2005. The decrease in collection time for our 2G and 2.5G services and software and system integration services in 2004 was due to our increased collection efforts and, in particular, an increase in accounts receivables from 2.5G services, which generally have a shorter collection time compared to 2G services. The increase in collection time for our 2G and 2.5G services in 2005 was related to the penalty imposed by China Unicom which slowed our usual settlement time with China Unicom and also due to an amount due from one customer who was granted extended credit terms during 2005. The increase in collection time for our software and system integration services in 2005 was mainly due to the increased work-in-progress related to software and system integration services. Consequently, the average collection time for our combined accounts receivable fluctuated from 109 days in 2003 to 67 days in 2004 and 88 days in 2005. We establish provisions for bad debts in accordance with our provisioning policy, which is based upon several factors including the amount of time that a receivable has been overdue.

Currently, the majority of our net accounts receivable consist of fees due to us from mobile operators pursuant to our network service agreements related to our 2G and 2.5G services. We have entered into separate network service agreements with China Unicom, China Mobile, China Telecom,

China Netcom and several of their respective provincial offices. In 2005, the majority of our 2G and 2.5G services revenues were contributed by twelve separate entities of these mobile operators, upon whom we rely for billing and collection services. In the event that the mobile operators, particularly China Unicom or China Mobile, or any of their provincial offices should withhold, suspend or delay the payment of such fees to us, we may experience cash flow difficulties, in that our net cash from operating activities may not be sufficient to meet our cash needs.

Net cash used in investing activities was $6.6 million in 2005, of which $3.2 million was used in the acquisition of an equity interest of Huayi Brothers Music and $1.1 million was a prepayment for the acquisition of an equity interest of Freeland Digital Music and Shanghai Magma. Net cash used in investing activities was $17.1 million in 2004, of which $16.7 million was used in the acquisitions of Beijing Palmsky and Beijing Network in March and April 2004, respectively, net of cash acquired from these two entities in an aggregate amount of $0.9 million. Our total capital expenditures for computer hardware, software and office equipment for the years ended December 31, 2005, 2004 and 2003 were $1.3 million, $1.9 million and $1.4 million, respectively. Our capital expenditures in progress are financed from retained earnings. Our principal capital divestitures are not material. We do not have any material capital divestitures in progress.

The following table sets forth our capital expenditures and divestitures for the periods indicated:

	For the Year Ended December 31,
	2005	2004	2003
	(in millions of U.S. dollars)
Capital expenditures	$1.3	$1.9	$1.4
Capital divestitures	—	—	—

Net cash provided by financing activities was $59.3 million for 2005, mainly reflecting the proceeds from our initial public offering. Net cash used in financing activities was $1.1 million for 2004, mainly reflecting repayments of our short-term loans. Net cash provided by financing activities was $8.3 million in 2003, which primarily represented the proceeds from our issuance of Series A preference shares to investors.

We have no written treasury or borrowing policy. We keep almost all of our cash in U.S. dollar or RMB denominated bank accounts or short-term time deposits for two principal purposes: to finance our operations and to manage the interest rate and currency risks arising from our operations. We adjust the amount of cash held in U.S. dollars and RMB from time to time to maximize our interest rate returns and to ensure that we have sufficient RMB for our operational needs, including for lease and other commitments. We have not historically used derivative instruments to hedge market risks.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 12 months. We also believe that our recent investments in Freeland Digital Music, Huayi Brothers Music and Shanghai Magma will have no material impact on our future liquidity or capital resources in the near term. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to issue debt securities or additional equity or to obtain bank borrowings. The issue of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations and the placement of liens over some or all of our assets. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Indebtedness

As of December 31, 2005, we did not have any indebtedness or any material debt securities or material mortgages or liens. In addition, as of December 31, 2005, we did not have any material contingent liabilities. We may, however, be obligated to make certain earn-out payments in connection with our investments in Huayi Brothers Music, Freeland Digital Music and Shanghai Magma, as discussed under “Tabular Disclosure of Contractual Obligations” below.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

See Item 4.B. “Information About the Company — Business Overview — Product and Content Development,” “—Infrastructure and Technology,” and “—Intellectual Property and Proprietary Rights.”

D. TREND INFORMATION

See Item 3.D. “Key Information — Risk Factors” and “Operating and Financial Review and Prospects” above.

E. OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2005:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)
Operating lease commitments	$768	$761	$7	$—	$—
Other contractual commitments*	922	327	595	—	—

Total contractual obligations	$1,690	$1,088	$602	$—	$—

*	Represents non-cancelable agency agreements with certain artists that provide for minimum payments.

The agreements entered into in connection with our acquisitions and strategic investments described above under the heading “Recent Developments” include earn-out provisions pursuant to which the sellers will become entitled to additional consideration, which may be material and may in certain circumstances include either cash or additional equity interests, if the relevant business achieves specified performance measures.

Holding Company Structure

We are a holding company with no operations of our own. All of our operations are conducted through Hurray! Times. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon service fees paid by our affiliated Chinese entities to Hurray! Times, and dividends and other distributions paid by those subsidiaries. If any of our subsidiaries or our affiliated Chinese entities incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay service fees or dividends to Hurray! Times or us. In addition, Chinese legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our subsidiaries are also required to set aside a portion (at least 10%) of their after tax net income, if any, each year for certain reserve funds. These reserve funds are not distributable as cash dividends.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits in banks. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments and floating rate debt carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. Our future interest income may fluctuate in line with changes in interest rates. However, the risk associated with fluctuating interest rates is principally confined to our cash deposits in banks, and, therefore, our exposure to interest rate risk is minimal and immaterial.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, to date, virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets (other than the proceeds from our initial public offering) and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. If the Renminbi depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in U.S. dollars in our financial statements will decline.

Between 2000 and 2005, the exchange rate between Renminbi and U.S. dollars has varied by less than 2.5%. If the Renminbi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2005 which was used in preparing the Company’s audited financial statements as of and for the year ended December 31, 2005, our net asset value, as presented in U.S. dollars, would have been reduced by $436,660 and $2,100,127, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by $445,481 and $2,321,193, respectively. We cannot predict at this time what will be the long-term effect of the Chinese government’s decision to tie the Renminbi to a basket of currencies, rather than just to the U.S. dollar.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as measured by the general consumer price index, was approximately 1.8%, 3.9% and 1.2% in 2005, 2004 and 2003, respectively.

TAXATION

Hurray is a tax-exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the PRC Income Tax Laws, Hurray’s PRC subsidiaries and variable interest entities are generally subject to enterprise income tax at a statutory rate of 33%, which comprises a 30% national income tax and a 3% local income tax.

Some of Hurray’s subsidiaries and variable interest entities qualify as “high technology” enterprises, and under PRC Income Tax Laws, they are subject to a preferential tax rate of 15%. This classification entitles Hurray! Times to a three-year exemption from enterprise income tax commencing in 2003, followed by a 7.5% preferential tax rate for the succeeding three years and a 15% preferential tax rate thereafter. The three year income tax exemption commenced in 2000 for Hurray! Solutions, 2002 for WVAS Solutions, 2003 for Beijing Cool Young, Beijing Network and Beijing Palmsky, 2004 for Beijing Hutong, 2001 for Shanghai Magma and 2006 for Hurray! Digital Music and Freeland Digital Music. Huayi Brothers Music is classified as a “new enterprise” and, accordingly, enjoys an exemption from both national and local enterprise income tax in 2005. It will be subject to a 30.0% national enterprise income tax and 3.0% local enterprise income tax thereafter. Hengji Weiye is subject to a 33% enterprise income tax.

In addition, Hurray’s subsidiaries in the PRC are “foreign invested enterprises,” and under PRC Income Tax Laws, they are entitled to either a three-year tax exemption followed by three years with a 50% reduction in tax rate, commencing the first operating year, or a two-year tax exemption followed by three years with a 50% reduction in tax rate, commencing the first profitable year. These preferential tax arrangements will expire at various dates between 2006 and 2010. Due to these preferential tax treatments and cumulative tax loss carryforwards, we were not subject to any current income tax expense in 2004 and 2003.

If our activities constitute a permanent establishment in China, the income we earn in China would also be subject to a 30.0% state enterprise income tax and 3.0% local enterprise income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10% withholding tax on gross receipt from profit, interest, rentals, royalties and other income earned in China. Dividends from our wholly owned subsidiary, Hurray! Times, to our company are exempt from Chinese withholding tax.

Our wireless value-added services revenues are subject to a 3% business tax and our software and system integration services revenues are subject to a 17% value-added tax. Companies that develop their own software and register the software with the relevant authorities in China are generally entitled to a value-added tax rebate of 14%. Any service fees that Hurray! Times charges and subsequently collects pursuant to the exclusive technical and consulting service agreements with Hurray! Solutions and our other Chinese affiliates are subject to a 5.0% business tax.

Subject to the approval of the relevant tax authorities, Hurray! Solutions and other affiliated Chinese entities had total tax loss carryforwards of approximately $3.6 million and $2.9 million as of December 31, 2005 and 2004, respectively, for enterprise income tax purposes, which will expire by 2010. These tax loss carryforwards give rise to potential deferred tax assets totaling $0.4 million and $0.4 million as of December 31, 2005 and 2004, respectively. We cannot, however, conclude at this time that it is more likely than not that Hurray! Solutions and other affiliated Chinese entities will record sufficient net income within the carryforward period to realize the full tax benefit of these past net losses. As a result, we have established a valuation allowance against the gross deferred tax assets of Hurray! Solutions and our other affiliated Chinese entities in respect of such loss carry forwards as of December 31, 2005 and 2004.

Hurray! Technologies (HK) Ltd., (“Hurray! Technologies”), our 99% owned subsidiary, is subject to income tax in Hong Kong. Hong Kong companies are generally subject to a 17.5% corporate income tax. Hurray! Technologies has not, however, paid any income taxes in Hong Kong because to date it has not received any revenues.

Recently Issued Accounting Standards

In February 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. We do not expect the adoption of SFAS No. 155 to have a material impact on our consolidated results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R is a revision of SFAS 123 and supersedes APB 25. SFAS 123R requires all share-based payments to employees including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS 123R is effective from the beginning of the first fiscal year beginning after June 15, 2005 (as modified by the SEC on April 14, 2005). In March 2005, the SEC issued Staff Accounting Bulletin No. 107 regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies. Under APB 25, no stock-based compensation cost had been reflected in our net income for grants of stock options to employees. On December 20, 2005, our Board of Directors approved the acceleration of vesting of approximately 40.0 million unvested stock options, with immediate effect. The primary purpose of the accelerated vesting was to enable our company to avoid recognizing future compensation expense associated with the accelerated stock options as a result of our adoption of SFAS 123R on January 1, 2006. The acceleration reduced stock-based compensation expense to be recorded under SFAS 123R by approximately $1.1 million beginning in 2006.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of the correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 by our company on January 1, 2006 did not have a material impact on our results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29”. SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, and replaces it with an exception for exchanges that do not have commercial substance. The adoption of SFAS 153 in January 2006 did not have a material impact on our financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The names of our current directors and executive officers, their ages as of May 30, 2006 and the principal positions with the company held by them are as follows:

Name	Age	Position	Class	Term of Office
Qindai Wang	41	Chairman of the Board and Chief Executive Officer	Class I	1 year
Jesse Liu	44	Director, Senior Vice President and Chief Financial Officer	Class I	1 year
Robert Mao (1)(2)(3)	62	Director	Class I	1 year
Alan Powrie (1)(2)(3)	55	Director	Class III	3 years
Suberna Shringla(1)(2)(3)	40	Director	Class II	2 years
Songzuo Xiang	41	Director	Class II	3 years
Shudan Zhang	46	Director	Class III	3 years
Haoyu Yang	34	Senior Vice President	—	—
Shaojian (Sean) Wang	42	President and Chief Operating Officer	—	—

(1)	Member of the audit committee. Mr. Shringla was elected a member of the audit committee, as well as a member of the compensation committee and chairman of the nominating committee, on May 17, 2006.
(2)	Member of the compensation committee.
(3)	Member of the nominating committee.

Our Amended and Restated Memorandum and Articles of Association provide for the division of the board of directors into three classes: Class I directors (currently Qindai Wang, Jesse Liu and Robert Mao), Class II directors (currently Suberna Shringla and Songzuo Xiang) and Class III directors (currently Shudan Zhang and Alan Powrie). The initial terms of the Class I, II and III directors expire upon the election and qualification of directors at the annual general meetings to be held in 2006, 2007 and 2008, respectively. At each annual general meeting, directors who are elected will serve a three-year term until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.

Biographical Information

Qindai Wang. Mr. Wang has served as our Chief Executive Officer and Chairman of the Board since June 2001. From December 1999 to February 2001, Mr. Wang was President of AsiaInfo Technologies (China), the Chinese operating subsidiary of AsiaInfo Holdings, Inc. and a leading provider of telecom network integration and software solutions in China. Previously, Mr. Wang worked at Nortel Networks (China) from 1996 until 1999 as General Manager of the China Telecom account at Nortel. He served as Regional Director at Lucent Technologies (China) from 1995 to 1996 and as a Senior Group Manager at AT&T China from 1989 to 1995. Mr. Wang holds a Bachelor of Science degree in Engineering from the Chengdu Institute of Telecommunications Engineering.

Jesse Liu. Mr. Liu has served as a director and as our Senior Vice President and Chief Financial Officer since June 2001. Previously, Mr. Liu was the Vice President of Marketing at AsiaInfo Technologies (China) from July 1999 to August 2000. He served as the Business Development Director at Lucent Technologies for the North American market from 1995 to 1999 and as a Marketing Manager at AT&T Network Systems for Greater China from 1990 to 1995. Mr. Liu holds a Master of Business Administration degree from Columbia University, a Master of Science degree in Engineering from Iowa State University and a Bachelor of Science degree in Engineering from Tongji University.

Robert Mao. Mr. Mao has served on our board of directors since March 2003. He is the current President and Chief Executive Officer of Nortel Networks (China), Ltd., a position that he has held since September 1997. Formerly, Mr. Mao was the President for the Greater China region at Alcatel and was also the President and Chief Executive Officer of Alcatel Taisel, a Taiwan industrial unit that designs, manufactures and sells telecommunication network products. Mr. Mao is presently on the board of the U.S. China Business Council and the board of Winbond Electronics Corp., a Taiwan-listed public company. Mr. Mao holds a Master degree in Management from the Massachusetts Institute of Technology as well as a Master of Science degree in Engineering and a Bachelor of Science degree in Engineering from Cornell University.

Alan Powrie. Mr. Powrie has served on our board since July 2004. Mr. Powrie was a partner with Deloitte Touche Tohmatsu, Hong Kong, until his retirement in September 2000. From October 2000 to May 2001 and again from January 2002 to May 2002, he worked as a part-time advisor to Deloitte Touche Tohmatsu China. Mr. Powrie joined Deloitte Touche Tohmatsu in 1971 and has worked with that firm in the United Kingdom, United States, Hong Kong and China. Mr. Powrie holds a Bachelor of Laws degree from the University of Edinburgh and is a member of the Institute of Chartered Accountants of Scotland and the Hong Kong Institute of Certified Public Accountants.

Suberna Shringla. Mr. Shringla has served on our board since February 2006. Mr. Shringla is a founding partner of Team Ventures, a boutique corporate finance advisory firm focused on media and communication sectors primarily in Hong Kong, China and Korea. From August 2000 to January 2002, Mr. Shringla served as Director and Head of Media and Technology Corporate Finance for SG Cowen, a subsidiary of Banque Societe Generale. Prior to that, Mr. Shringla served as Vice President and Head of Business Development of Turner Broadcasting Services International Asia Pacific/Time Warner and as a Manager of Business Development for Walt Disney Studios, Asia Pacific. Mr. Shringla holds a Masters of Business Administration degree from ENPC Paris and a Bachelor of Arts degree from St. Stephens College, Delhi. He is also an investment adviser licensed with the Securities and Futures Commission in Hong Kong.

Songzuo Xiang. Dr. Xiang has served on our board since July 2000. He was a visiting scholar at Columbia University from May 1999 to July 2000, and at Cambridge University from October 1998 to May 1999. He previously worked at the People’s Bank of China, Shenzhen branch, as the Deputy Director of the Fund Planning Department from 1995 to 1998 and as the Director of the Non-Performing Loan Management Department from 1996 to 1998. Dr. Xiang was formerly an investment manager at Shenzhen Resources & Property Development (Group) Ltd. from 1993 to 1995. He holds a Master of International Affairs degree from Columbia University, a Ph.D in Economics and a Master in Management Science degree from Renmin University of China, and a Bachelor degree in Mechanical Engineering from HuaZhong University of Science and Technology.

Shudan Zhang. Mr. Zhang has served on our board since 2000. From 1995 to 1999, he served as Vice President of Sales and Marketing at UTStarcom. Formerly, from 1991 to 1995, he served as Vice President of Sales and Marketing at Starcom, a company which he also co-founded. Mr. Zhang holds a Bachelor of Science degree from Beijing Polytechnic University.

Haoyu Yang. Dr. Yang has served as our Senior Vice President of Research and Development since June 2001. Formerly, he worked as a chief software architect at Infospace, an Internet search and directory and mobile value-added services provider, from 2000 to 2001 and as a development manager at Prio, an e-commerce service provider, from 1999 to 2000. Prior to that, Dr. Yang worked as a software engineer at Insight Development Corporation, a software development firm. Dr. Yang holds a Ph.D. in Physics from the University of Miami and a Bachelor of Science degree in Physics from Beijing University.

Shaojian (Sean) Wang. Mr. Wang has served as our President and Chief Operating Officer since May 2006. Previously, Mr. Wang was Chief Operating Officer and acting Chief Financial Officer at Opta Corporation, a publicly listed consumer electronics company in the U.S. that is controlled by TCL. Prior to that, he served as Chief Financial Officer at Pacificnet Inc., a leading technology investment and management company that invests in CRM solutions, mobile applications, and telecommunications in Asia. Prior to that, he served as a country manager at Ecolab, Inc. and as the managing director at Thian Bing Investments PTE, Ltd. Mr. Wang attended Beijing University, received a Bachelor of Science degree in Economics from Hamline University and an MBA from Carlson School of Management, University of Minnesota.

B. Compensation

Compensation of Directors and Executive Officers

The following table sets forth certain information concerning compensation paid during 2005 to our directors and executive officers:

		Annual Compensation
Name	Position	Salary	Bonus	Ordinary Shares Underlying Options	All Other Compensation
				(in U.S. dollars)
Qindai Wang	Chairman of the Board and Chief Executive Officer	$151,829	—	—	—
Jesse Liu	Director, Senior Vice President and Chief Financial Officer	$121,463	—	—	—
Haoyu Yang	Senior Vice President, Research and Development	$121,463	—	—	—
Songzuo Xiang(1)	Director	$80,975	—	—	—
Alan Powrie	Director	$41,250	—	600,000	—

(1)	Dr. Xiang received compensation in connection with his position as Chairman of Hurray! Solutions Ltd.

Full-time employees of our company and our subsidiaries in China also participate in a government-mandated multi-employer defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance and other welfare benefits are provided to those employees. The total provision for such employee benefits, corresponding to the full amount of our company’s obligation in connection therewith was $1.6 million for 2005.

We have entered into indemnification agreements with each of our directors and executive officers under which we agree to indemnify each of them to the fullest extent permitted by Cayman Islands law, our articles of association and other applicable law, from and against all expenses and liabilities arising from any proceeding, to which the indemnitee is or was a party, witness or other participant. Upon the written request by a director or officer, we will, within 30 days after receipt of the request, advance funds for the payment of expenses, unless there has been a final determination that the director or officer is not entitled to indemnification for these expenses. We also purchased director and executive officer insurance for our directors and executive officers with limited liability of US$20,000,000.

Employment Agreements

We have entered into employment, invention assignment and confidentiality, and non-compete agreements with each of our executive officers as described below.

These employment agreements provide that our obligations to compensate each officer will terminate if that officer resigns other than for a good reason or is discharged by us for cause or gross negligence, as determined by a majority of our board of directors. However, if an officer is terminated without cause or resigns for good reason, we are obligated to provide severance compensation equivalent to six months of the officer’s annual gross base salary to that officer.

The term “cause” includes actions by the officer involving:

•	dishonesty,

•	fraud,

•	breach of trust,

•	physical harm to any person,

•	breach of the employment agreement, or

•	other similar conduct.

The term “good reason” includes:

•	changes in the officer’s position, which materially reduce his level of responsibilities, duties or stature, or

•	a reduction in the officer’s compensation.

The executive officers are also entitled to exercise their stock options which have vested at the time of the termination, if not for cause, for a period of thirty days thereafter (or such other period of time not exceeding three months as is determined by the board of directors).

In addition, if a change of control occurs with respect to our company and an officer is terminated without cause or resigns for good reason prior to the termination date of the officer’s employment agreement or the date on which either our company or the officer elects not to extend the agreement further by giving written notice to the other party, then we will be obligated to pay severance benefits in an amount equal to six times the monthly rate of annual gross base salary in effect immediately prior to the termination of employment.

Under the invention assignment and confidentiality agreements, each officer agrees, among other things, to assign all rights in company-related inventions to us and to keep our proprietary information confidential. The non-compete agreements prohibit each officer from being employed by, or participating in any manner in the management or operation of, any business that is or may reasonably become our competitor for a period of 12 months after termination of employment for any reason.

Option Grants in Last Fiscal Year

In 2005, none of our executive officers were granted any stock options to purchase our shares.

Summary of Stock Plans

2004 Share Incentive Plan

Our board of directors and shareholders adopted our 2004 Plan in July 2004. Our board of directors initially authorized the issuance of an aggregate of up to 80,000,000 of our ordinary shares under the 2004 Plan, subject to adjustment for a share split, or any future share dividend or other similar change in our ordinary shares or our capital structure. Commencing on the first business day of each calendar year for three years beginning in 2005, the number of ordinary shares reserved for issuance under the 2004 Plan (including issuances as incentive stock options) will be increased annually by a number equal to the lesser of (a) 2.5% of the total number of shares outstanding as of that date, (b) 70,000,000 shares, or (c) a lesser number of shares determined by the board. As a result of the adjustment which became effective on January 1, 2005, the number of ordinary shares reserved for issuance under the 2004 Plan was increased by 29,666,800 shares for an aggregate total of 109,666,800 ordinary shares. No such adjustment was made in 2006. In addition, shares which are currently subject to awards under our 2003 Stock Option Plan or 2002 Incentive Compensation Plan (which plans are described below) that terminate or expire on or after July 1, 2004 without the issuance of such shares will become available for award grants under our 2004 Plan. As a result of such terminations and expirations of options under these plans, an additional 6,448,740 ordinary shares are available for issuance under the 2004 Plan. A general description of the terms of the 2004 Plan is set forth below.

Types of Awards. Awards that can be granted under the 2004 Plan consist of:

•	our ordinary shares,

•	options to purchase our ordinary shares,

•	dividend equivalent rights, the value of which is measured by the dividends paid with respect to our ordinary shares,

•	restricted share units,

•	stock appreciation rights the value of which is measured by appreciation in the value of our ordinary shares, and

•	any other securities the value of which is derived from the value of our ordinary shares and which can be settled for cash, our ordinary shares or other securities or a combination of cash, our ordinary shares or other securities.

Under the 2004 Plan, we may also grant incentive stock options (also known as ISOs) within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, to employees who are located in the U.S., or who are U.S. tax payers.

Plan Administration. Our board currently administers the 2004 Plan, and may designate a committee to administer it in the future.

Eligibility. Under the 2004 Plan, awards may be issued to employees, directors or consultants of our company or our subsidiaries, although ISOs may only be issued to our employees or the employees of our subsidiaries.

Acceleration of Awards upon Corporate Transactions or Changes in Control. The 2004 Plan provides for acceleration of awards upon the occurrence of specified corporate transactions or changes in control. In the event of certain corporate transactions, including specified types of reorganizations and acquisition transactions, each outstanding award granted under the 2004 Plan will automatically become fully vested and exercisable and be released from any restrictions on transfer (other than transfer restrictions applicable to the award) and repurchase or forfeiture rights immediately prior to the specified effective date of the corporate transaction, unless the award is assumed or replaced by the successor company or its parent company in connection with the corporate transaction. Upon consummation of the corporate transaction, each outstanding award will terminate unless the award is assumed by the successor company or its parent company.

Awards. Awards under the 2004 Plan are evidenced by an award agreement which contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement (by reason of death, disability or otherwise) as have been determined by our board. In addition, in the case of stock options the award agreement also specifies whether the option constitutes an ISO or a non-qualified stock option (also known as NQSOs) and may, but need not, include a provision whereby a grantee at any time during his or her employment with us may exercise any part or all of the award prior to full vesting of the award.

Exercise or Purchase Price and Term of Awards. An award may be exercised when a holder delivers a notice of such exercise to us. The exercise or purchase price must be paid at the time of exercise in full by cash, check or whole ordinary shares with a fair market value at least equal to the option price (or in another appropriate manner approved by us, such as in a combination of cash and whole ordinary shares or, with respect to options, by cashless exercise through a broker-dealer).

The exercise price of ISOs cannot be less than the fair market value of our ordinary shares on the date of grant. However, in the case of an ISO granted to a grantee, who, at the time the ISO was granted, owned stock possessing more than 10.0% of the combined voting power of all classes of our share capital or the share capital of any parent or subsidiary of us, the option price may not be less than 110.0% of the fair market value of our ordinary shares on the date of grant of such ISO. The term of an ISO cannot exceed 10 years. In addition, the term of an ISO granted to a person, who, at the time of grant, owns stock possessing more than 10.0% of the combined voting power of all classes of our share capital, is limited to five years from the date of the grant of the award. To the extent that the aggregate fair market value of our ordinary shares subject to options granted as ISOs under the 2004 Plan which become exercisable for the first time by a recipient during any calendar year exceeds $100,000, then options represented by ordinary shares in excess of the $100,000 limitation shall be treated as NQSOs.

The plan administrator will determine the term and exercise or purchase price, if any, of all other awards granted under our 2004 Plan. The exercise or purchase price for the awards is specified in the award agreement.

Transferability. Under the 2004 Plan, ISOs may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the grantee only by the grantee. Other awards shall be transferable by will or by the laws of descent or distribution and to the extent provided in the award agreement. The 2004 Plan permits the designation of beneficiaries by holders of awards, including ISOs.

Termination of Service. The period following the termination of a grantee’s employment or service with us during which the grantee can exercise his or her option, if any, will be provided in the award agreement, and it cannot end later than the last day of the original term of the award. In the event a grantee’s employment or service with us is terminated without cause (as defined in the 2004 Plan), any awards which have become exercisable prior to the time of termination will remain exercisable for three months from the date of termination. In the event a grantee’s employment or service with us is terminated for cause, the grantee’s right to exercise his or her options will terminate concurrently with the termination of the grantee’s service. If termination is caused by death or disability, any awards which have become exercisable prior to the time of termination, will remain exercisable for six months from the date of termination.

Amendment or Termination of 2004 Plan. Under the 2004 Plan, our board may at any time terminate, suspend, or amend the 2004 Plan in any respect, except that no termination, suspension or amendment will be effective without shareholder approval if such approval is required to comply with any law, regulation or stock exchange rule and no such change may adversely affect any award previously granted without the consent of the recipient. The 2004 Plan will expire on the tenth anniversary of the date that it was approved by the shareholders.

2003 Stock Option Plan

In September 2003, our board of directors adopted our 2003 Stock Option Plan, or 2003 Plan, which governs an aggregate of 41,191,000 stock option grants as of December 31, 2005. The 2003 Plan was terminated upon the adoption of the 2004 Plan. All future stock incentive awards will be granted pursuant to the 2004 Plan or other plans that are adopted from time to time. Option grants made under the 2003 Plan prior to its termination are still effective and governed by the 2003 Plan. A general description of the terms of the 2003 Plan is set forth below.

Types of Awards. All awards made under the 2003 Plan prior to its termination were options to purchase our ordinary shares.

Plan Administration. Same as the 2004 Plan.

Eligibility. Same as the 2004 Plan.

Acceleration of Awards upon Corporate Transactions. The 2003 Plan provides for acceleration of awards upon the occurrence of specified corporate transactions. In the event of certain corporate transactions, including specified types of reorganizations and acquisition transactions, each outstanding award granted under the 2003 Plan will automatically become fully vested and exercisable and be released from any restrictions on transfer (other than transfer restrictions applicable to the award) and repurchase or forfeiture rights immediately prior to the specified effective date of the corporate transaction, unless the award is assumed or replaced by the successor company or its parent company in connection with the corporate transaction. Upon consummation of the corporate transaction, each outstanding award will terminate unless the award is assumed by the successor company or its parent company.

Awards. Awards under the 2003 Plan are evidenced by an award agreement which contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement (by reason of death, disability or otherwise) as have been determined by our board. In addition, the award agreement also specifies whether the option constitutes an ISO or a NQSO and may, but need not, include a provision whereby a grantee at any time during his or her employment with us may exercise any part or all of the award prior to full vesting of the award.

Exercise or Purchase Price and Term of Awards. An award may be exercised when a holder delivers a notice of such exercise to us. The exercise or purchase price must be paid at the time of exercise in full by cash, check or whole ordinary shares with a fair market value at least equal to the option price (or in another appropriate manner approved by us, such as in a combination of cash and whole ordinary shares or, with respect to options, by cashless exercise through a broker-dealer). To the extent permitted by the Sarbanes-Oxley Act of 2002, the 2003 Plan also allows for the payment of the exercise price with a promissory note.

The exercise prices for the awards granted under the 2003 Plan are specified in the applicable award agreements.

Transferability. Under the 2003 Plan, awards may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the grantee only by the grantee.

Termination of Service. The period following the termination of a grantee’s employment or service with us during which the grantee can exercise his or her option, if any, is provided in the award agreements for all outstanding option grants, and it cannot end later than the last day of the original term of the award. In the event a grantee’s employment or service with us is terminated without cause (as defined in the 2003 Plan), any awards which have become exercisable prior to the time of termination will remain exercisable for thirty days from the date of termination (unless a longer period of time not exceeding three months is determined by the plan administrator). In the event a grantee’s employment or service with us is terminated for cause, the grantee’s right to exercise his or her options will terminate concurrently with the termination of the grantee’s service. If termination is caused by death or disability, any awards which have become exercisable prior to the time of termination, will remain exercisable for six months from the date of termination.

2002 Incentive Compensation Plan

In July 2002, our board of directors adopted our 2002 Incentive Compensation Plan, or 2002 Plan, which governs an aggregate of 45,840,700 stock option grants as of December 31, 2005. The 2002 Plan was terminated upon the adoption of the 2003 Plan. Option grants made under the 2002 Plan prior to its termination are still effective and governed by the 2002 Plan. The 2002 Plan is substantially identical to the 2003 Plan in all material respects.

C. Board Practices

For information regarding the terms of our current directors and the period during which our officers and directors have served in their respective positions, please refer to Item 6A. “Directors and Senior Management” above.

During 2005, our board of directors met in person or passed resolutions by unanimous written consent eleven times. All of the directors who were serving in office during 2005 attended at least 75% of all the meetings of our board of directors and its committees on which such director served after becoming a member of our board of directors. We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and two of our directors attended the annual general meeting of shareholders held on October 12, 2005. Our board has determined that four of our current board of directors members, Messrs. Mao, Shringla, Powrie and Zhang, are “independent” as that term is defined in Rule 4200 of the listing standards of the Marketplace Rules of the Nasdaq Stock Market, Inc. (“Nasdaq”).

The board has three committees: the audit committee, the compensation committee and the nominating committee.

In 2005, our audit committee held four formal meetings. Our audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.

Our compensation committee held two meetings in 2005. The compensation committee’s functions are to review and make recommendations to our board of directors regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors.

No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

Our nominating committee held two meetings in 2005. The nominating committee is responsible for the assessment of the performance of the board of directors and considering and making recommendations to the board of directors with respect to the nominations or elections of directors.

The audit, compensation and nominating committees operate under written charters setting forth the functions and responsibilities of each such committee. Copies of those charters are available on our website at www.hurray.com. The members of our audit, compensation and nominating committees are Robert Mao, Suberna Shringla and Alan Powrie, each of whom satisfy the “independence” and financial literacy requirements of the National Association of Securities Dealers’ listing standards. Our board of directors has determined that Alan Powrie is an “audit committee financial expert” as that term is defined in Item 16A of Form 20-F.

D. Employees

At December 31, 2005, 2004 and 2003, we had 535, 429 and 285 full-time employees, respectively.

The following table summarizes the functional distribution of our full-time employees as of December 31, 2005, 2004 and 2003:

	December 31,
Department	2005	2004	2003
Wireless Value-Added Services Regional Sales	104	72	91
Wireless Value-Added Services Marketing and Operation	120	57	45
Wireless Value-Added Services Product Planning	156	102	45
Software Product Marketing and Operations	32	39	25
Research and Development	71	117	57
Human Resources	22	18	9
Finance	26	18	7
Office of Chief Executive Officer	4	6	6

Total	535	429	285

None of our personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth certain information known to us with respect to the beneficial ownership as of June 1, 2006 by:

•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	our current executive officers and directors, and

•	all current directors and executive officers as a group.

As of June 1, 2006, 2,230,930,540 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

	Number of Shares Beneficially Owned
Name	Number	Percentage
5% and above Shareholders
Fidelity Greater China Ventures Fund L.P., 17/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong(1)	276,141,800	12.38%
Munder Capital Management, Inc. 480 Pierce Street Birmingham, MI, USA 48009(2)	152,363,700	6.83%
Wellington Management Company, LLP 75 State Street Boston, MA, USA 02109(3)	134,020,000	6.01%
Granite Global Venture (Q.P.) L.P., 2494 Sand Hill Road, Suite 201, Menlo Park, California 94025(4)	126,620,180	5.68%

Executive Officers and Directors(5)
Pleasant Season Ltd./Qindai Wang(6)	188,621,660	8.45%
Jesse Liu(7)	89,343,560	4.00%
Robert Mao(8)	2,000,000	*
Suberna Shringla	—	*
Xero Holdings Ltd./Songzuo Xiang(9)	115,110,320	5.16%
Shudan Zhang	113,600,140	5.09%
Alan Powrie(10)	600,000	*
Harrison Youth Ltd./Haoyu Yang(11)	82,391,300	3.69%
Shaojian (Sean) Wang	—	*
All current directors and executive officers as a group (9 persons)(12)	591,666,980	26.49%

(1)	Fidelity Greater China Ventures Fund L.P., or Fidelity China, is an investment fund, the general partner of which is FIL Greater China Ltd. The general partner has delegated the power to manage the investment portfolio of Fidelity China on a sole and discretionary basis to Fidelity International Limited, or FIL, which provides investment advisory and management services. FIL is the ultimate direct parent of the general partner of Fidelity China.
(2)	Munder Capital Management is an investment adviser. Includes 98,360,000 ordinary shares held by such company and 35,400,000, 17,543,700 and 1,060,000 ordinary shares held by Munder Internet Fund, Munder Micro-Cap Equity Fund and Munder @Vantage Fund, respectively, for which Munder Capital Management serves as an investment adviser. This share information is based solely on information filed by Munder Capital Management with the SEC.
(3)	Wellington Management Company, LLP is an investment adviser. This share information is based solely on information filed by such shareholder with the SEC.

(4)	Includes 2,127,220 ordinary shares held by Granite Global Ventures L.P., or Granite. Granite is the general partner of Granite Global Ventures (Q.P.) L.P., or GQP, which is an investment fund. Granite has four managing directors: Scott Bonham, Joel Kellman, Hany Nada and Thomas Ng.
(5)	The address of our executive officers and directors is c/o Hurray! Holding Co., Ltd., Room 305-306, China Resources Building, 8 Jian Guo Men Bei Street, Dongcheng District, Beijing, 100005, People’s Republic of China.
(6)	Represents shares beneficially owned by Mr. Wang through a revocable trust in which he retains voting and dispositive power over such shares.
(7)	Includes 48,031,780 ordinary shares beneficially owned by Mr. Liu’s spouse, Carol Ng, through a irrevocable trust in the name of Olympia Hills Ltd. Ms. Ng retains voting and dispositive power over those shares in trust.
(8)	Represents ordinary shares issuable upon the exercise of stock options which are exercisable within 60 days of June 1, 2006. All of the options have an exercise price of $0.0705 per ordinary share and an expiration date of June 30, 2013.
(9)	Represents ordinary shares beneficially owned by Dr. Xiang through a revocable trust in which he retains voting and dispositive power over such shares.
(10)	Represents ordinary shares issuable upon the exercise of stock options which are exercisable within 60 days of June 1, 2006. All of the options have an exercise price of $0.1025 per ordinary share and an expiration date of January 1, 2014.
(11)	Represents ordinary shares beneficially owned by Dr. Yang through a revocable trust in which he retains voting and dispositive power over such shares.
(12)	Includes 2,600,000 ordinary shares issuable upon the exercise of stock options which are exercisable within 60 days of June 1, 2006.

As of June 1, 2006, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of June 1, 2006, approximately 647,276,140 of our ordinary shares were held in the U.S. by 12 holders of record, excluding shares held by our ADS depositary bank, Citibank N.A., on behalf of our ADS holders. Citibank N.A. has advised us that as of that date 16,303,197 ADSs, representing 1,630,319,700 ordinary shares, were held of record by Cede & Co. We have no further information as to ordinary shares held, or beneficially owned, by U.S. persons.

Our company’s major shareholders do not have different voting rights from each other or other shareholders of our company.

To our knowledge, except as disclosed above, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal person or persons, severally or jointly.

To our knowledge, there are no arrangements the operation of which may at a subsequent date result in us undergoing a change in control.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Related Party Transactions

We currently conduct our business in China through our wholly-owned subsidiary, Hurray! Times. To comply with ownership requirements under Chinese law which impose certain restrictions on foreign companies from investing in certain industries such as value-added telecommunication and

Internet services, we have entered into a series of agreements with eight affiliated Chinese entities, Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Network, Beijing Palmsky, Beijing Hutong, Hengji Weiye and Shanghai Magma and their respective shareholders. We hold no ownership interest in such affiliated Chinese entities. In addition, we control Hurray! Digital Music through three of our affiliated Chinese entities, Hurray! Solutions, Beijing Network and Beijing Hutong. See Item 4.C. “Information About the Company — Organizational Structure.”

The principal terms of the agreements with Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Network, Beijing Palmsky, Beijing Hutong, Hengji Weiye and Shanghai Magma (which are collectively referred to below as “our affiliated Chinese entities”) are described below.

Powers of Attorney. Except for Qindai Wang, each of the shareholders of our affiliated Chinese entities has irrevocably designated Qindai Wang, in his capacity as General Manager of Hurray! Times, as attorney-in-fact, to vote on their behalf at shareholders meetings on matters on which they are entitled to vote with respect to Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Network, Beijing Palmsky, Beijing Hutong, Hengji Weiye and Shanghai Magma, as the case may be, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the directors of our affiliated Chinese entities. The term of each of the powers of attorney is ten years. These powers of attorney do not extend to votes by the shareholders of our company or subsidiaries.

Each such power of attorney by its terms is valid only for so long as the designated attorney-in-fact remains the general manager of Hurray! Times. If the attorney-in-fact ceases to be the general manager, the power of attorney will terminate automatically and the succeeding general manager shall be designated.

Operating Agreements. Through Hurray! Times, we may provide guarantees to our affiliated Chinese entities of their contracts, agreements or transactions with third parties, to the extent permitted under Chinese law. In return, our affiliated Chinese entities have granted us a security interest over all of their assets, including all of their accounts receivable, which have not previously been encumbered by security interests. We also have the right of first refusal with respect to future loan guarantees. In addition, our affiliated Chinese entities and their shareholders have each agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect their assets, rights and obligations, or business without our prior written consent. They will also appoint persons designated by Hurray! Times as the directors, officers and other senior management personnel of our affiliated Chinese entities, as well as accept the guidance of Hurray! Times regarding their day-to-day operations, financial management and the hiring and dismissal of their employees. While Hurray! Times has the right to terminate all of its agreements with our affiliated Chinese entities if any of our agreements with them expires or is terminated, our affiliated Chinese entities may not terminate the operating agreements during the term of the agreements, which is ten years.

Exclusive Technical Consulting and Services Agreements. Through Hurray! Times, we provide our affiliated Chinese entities with exclusive technical support and related consulting and information services. We are the exclusive provider of these services. The initial term of these agreements is ten years. The service fees are subject to adjustment from time to time based on the services provided to our affiliated Chinese entities, up to amounts equaling all of these entities’ revenues.

Trademark, Domain Name and Software Transfer Agreements. Hurray! Solutions has entered into agreements to transfer to Hurray! Times its ownership rights in its domain names, some of which Hurray! Times has licensed back for Hurray! Solutions’ use in its operations on a non-exclusive basis. Each of WVAS Solutions, Beijing Cool Young, Beijing Palmsky, Beijing Network, Hengji Weiye and Shanghai Magma has entered into agreements to transfer to Hurray! Times its ownership rights in its domain names and Hurray! Times has licensed back to each of them their respective domain names for use in their operations on a non-exclusive basis. Hurray! Solutions has transferred to Hurray! Times its ownership rights in its registered trademark of our corporate logo, which Hurray! Times has licensed back for Hurray! Solutions’ use in its operations on a non-exclusive basis. Beijing Palmsky also has entered into agreements to transfer to Hurray! Times its ownership rights in its games software, which Hurray! Times has licensed back for Beijing Palmsky’s use in its operations on a non-exclusive basis.

Trademark, Domain Name and Software License Agreements. Hurray! Times has granted to each of Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Palmsky, Beijing Network, Hengji Weiye and Shanghai Magma a license to use certain of its domain names. Hurray! Times has also granted Hurray! Solutions a license to use its registered trademark of our corporate logo. The licensee of each of the licenses described above pays us a nominal annual license fee. In addition, Hurray! Times has granted Beijing Palmsky a license to use several games software for a nominal annual license fee. Each of these license agreements will terminate upon the earlier of ten years or the expiration of Hurray! Times’ right to use the relevant domain names and trademarks. Our affiliated Chinese entities cannot assign or transfer their rights under the licenses to any third party, and cannot promote or advertise the licensed trademarks in television, newspapers, magazines, the Internet or other public media without our prior written consent.

Contracts Relating to the Exclusive Purchase Right of Equity Interest. Under the Contracts Relating to the Exclusive Purchase Right of Equity Interest among us, our affiliated Chinese entities and each of their shareholders, we or our designee has an exclusive option to purchase from each of their shareholders all or part of each such shareholder’s equity interest in our affiliated Chinese entities at book value, to the extent permitted by Chinese law. The term of these agreements is 10 years, renewable by us for an additional 10-year term at our sole discretion.

Equity Interests Pledge Agreements. Each of the shareholders of our affiliated Chinese entities pledged their respective equity interests in such entities to guarantee the payment of the service fee by our affiliated Chinese entities under the Exclusive Technical Consulting and Services Agreements described above. If any of our affiliated Chinese entities breach any of their obligations under the Equity Interests Pledge Agreements, Hurray! Times is entitled to sell the equity interests held by such shareholders and retain the proceeds of such sale or require any of them to transfer to us their equity interest in the applicable affiliated entity.

We believe that the terms of these agreements are no less favorable to us than we could obtain from disinterested parties. The material terms of the agreements among us, our respective affiliated Chinese entities and their shareholders are substantially identical except for the amount of license fees paid by each entity. We believe that the individual shareholders of each entity will not receive any personal benefits from these agreements, except as shareholders of our company. As a result of the foregoing contractual arrangements, we effectively have financial control over our affiliated Chinese entities through our security interests over their assets, our ability to receive up to all of their revenue and our other rights described above. In turn, the general manager of Hurray! Times (currently Qindai Wang), who, as a matter of Chinese law, is subject to the direction of Hurray! Times’ board of directors, maintains control over all voting matters involving our affiliated Chinese entities.

We have also entered into certain agreements with Huayi Brothers Music and Freeland digital Music for online and offline distribution of music content which are described under Item 4.B. “Business Overview – Product and Content Development – Music Production”.

Other Related Party Transactions

Under a guarantee contract between Hua Xia Bank as creditor and each of Hurray! Times and Beijing Network as guarantor, each of Hurray! Times and Beijing Network guarantees Hurray! Solutions’ repayment of any loans it borrowed from Hua Xia Bank between December 31, 2004 and December 31, 2005 in an amount up to RMB200 million (US$24.8 million). As of June 1, 2006, Hurray! Solutions had no outstanding loans from Hua Xia Bank.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

A.7 Legal Proceedings

We are not currently a party to any material litigation and are not aware of any pending or threatened litigation.

A.8 Dividend Policy

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and for the expansion of our business. Payments of dividends by our subsidiaries in China to our company are subject to restrictions including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. There are no such similar foreign exchange restrictions in the Cayman Islands.

B. Significant Changes

See Item 5.A of this annual report under the heading “Operating Results – Recent Developments” and Item 18 of this annual report under the heading “Financial Statements” for information regarding significant changes to us since December 31, 2005.

Item 9. The Offer and Listing

Not applicable except for Item 9.A.4. and Item 9.C.

American Depositary Shares, or ADSs, each representing 100 of our ordinary shares, have been listed on the Nasdaq National Market since February 4, 2005. Our ADSs trade under the symbol “HRAY”.

The following table provides the high and low prices for our ADSs on the Nasdaq National Market for (1) each year since our initial public offering, (2) each quarter in the two most recent financial years and the most recent quarter and (3) each of the most recent six months.

	Sales Price
	High	Low
Annual highs and lows
2005 (February 4, 2005 through December 31, 2005)	$11.80	$7.67
2006 (January 1, 2006 through June 1, 2006)	$9.71	$6.08

Quarterly highs and lows
First Quarter 2005 (February 4, 2005 through March 31, 2005)	$10.90	$7.67
Second Quarter 2005	$11.80	$8.29
Third Quarter 2005	$11.50	$8.08
Fourth Quarter 2005	$10.41	$8.30
First Quarter 2006	$9.68	$7.51
Second Quarter 2006 (April 1, 2006 through June 1, 2006)	$9.71	$6.08

Monthly highs and lows
December 2005	$9.34	$8.30
January 2006	$9.68	$8.00
February 2006	$8.05	$7.51
March 2006	$8.98	$7.53
April 2006	$9.71	$8.39
May 2006	$9.00	$6.08

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Please see “Description of Share Capital” in our registration statement on Form F-1 filed on January 12, 2005, as amended, with the SEC.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information About the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

China’s government imposes control over the convertibility of Renminbi into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China publishes a daily exchange rate for Renminbi, or the PBOC Exchange Rate, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of Renminbi into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the State Administration of Foreign Exchange, or SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations to provide, among other things, that the State shall not impose restrictions on recurring international payments and transfers.

Under the Regulations, foreign investment enterprises are required to open and maintain separate foreign exchange accounts for capital account items (but not for other items). In addition, foreign investment enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business upon the production of valid commercial documents and, in the case of capital account item transactions, document approval from SAFE.

Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises.” With such foreign exchange registration certificates (which are granted to foreign investment enterprises upon fulfilling specified conditions and which are subject to review and renewal by SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

In recent years, the State Development and Reform Commission, or SDRC, and SAFE have promulgated regulations on the exchange control in relation to investments made by Chinese companies and residents in offshore companies and reinvestments in China made by these offshore companies. Pursuant to such regulations, certain investment activities would be subject to more stringent regulatory controls.

In October 2004, SDRC promulgated an administrative rule for the approval of offshore investment projects. The administrative rule provides that offshore investments made by Chinese companies and residents must be approved by SDRC agencies at the provincial level. If, however, the amount of foreign exchange to be used in such offshore investment exceeds the threshold of US$30,000,000 (for investment in natural resources sector) or US$10,000,000 (for investment in other industry sectors), the offshore investment must be approved by the national SDRC agency. Furthermore, if the amount of foreign exchange to be used in such offshore investment exceeds the threshold of US$200,000,000 (for investment in natural resources sector) or US$50,000,000 (for investment in other industry sectors), the offshore investment must be approved by the State Council.

In October 2005, SAFE issued a public notice concerning foreign exchange regulations on investments by Chinese residents in China through special purpose companies incorporated overseas. According to the public notice, if Chinese residents use assets or equity interests in their domestic entities as capital contribution to establish offshore companies or inject assets or equity interests of their Chinese entities into offshore companies to raise capital overseas, such Chinese residents must register with local SAFE branches with respect to their overseas investments in offshore companies. In addition, if the offshore companies of the Chinese residents experience material events, such as changes in share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations, the Chinese residents must file amendments to their registrations with the SAFE. The public notice also provides that failure by any of our shareholders who is a Chinese resident or controlled by a Chinese resident to comply with the registration procedures set forth in such notice may subject our company to fines or sanctions imposed by the Chinese government.

As a Cayman Islands company, and therefore an offshore company, if we purchase the assets or equity interest of a Chinese company owned by Chinese residents, including those which we will generate revenue from and exercise control over through agreements, such Chinese residents who become our shareholders may be subject to registration procedures described in the aforementioned SAFE notice. Moreover, Chinese residents who are already our beneficial shareholders may be required to register with SAFE or SDRC or both in connection with their shareholdings in us.

As it is uncertain how the SAFE or SDRC notices will be interpreted or implemented, we cannot predict how they will affect our business operations or future acquisition strategy. For example, our present and prospective Chinese subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by such Chinese residents, over whom we have no control. In addition, we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the SAFE or SDRC notices because we have no control over the outcome of the registration procedures. With respect to our recent acquisitions of Huayi Brothers Music and Freeland Digital Music or any future acquisitions of Chinese companies, we cannot assure you that we or the owners of such Chinese companies, each as the case may be, will be able to complete the necessary approvals, filings and registrations required by the aforementioned SAFE or SDRC notices for such acquisitions. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

E. Taxation

The following summary of the material Cayman Islands and United States federal income tax consequences relevant to the purchase, ownership or sale of our ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor depending on its individual circumstances. Accordingly beneficial owners of shares should consult their own tax advisors regarding the application of the considerations discussed below to their particular situations and the consequences, including U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following is a summary of material United States federal income tax consequences under present law relating to the purchase, ownership, and disposition of the ordinary shares or ADSs. This description does not provide a complete analysis of all potential tax consequences. The information provided below is based on the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, proposed Treasury Regulations, Internal Revenue Service, or the IRS, published rulings and court decisions, all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of ordinary shares or ADSs could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of acquiring or holding the ordinary shares or ADSs.

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

•	banks or financial institutions,

•	life insurance companies,

•	tax-exempt organizations,

•	dealers in securities or foreign currencies,

•	traders in securities that elect to apply a mark-to-market method of accounting,

•	persons holding ordinary shares or ADSs as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes,

•	persons subject to the alternative minimum tax provisions of the Code, and

•	persons that have a “functional currency” other than the U.S. dollar.

This description generally applies to purchasers of the ordinary shares or ADSs as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

Investors considering the purchase of ADSs should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is:

•	a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the U.S. or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the ordinary shares or ADSs, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the ordinary shares or ADSs that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the ordinary shares or ADSs.

For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as owners of the underlying shares represented by such ADSs.

If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

Taxation of Dividends and Other Distributions on Ordinary Shares or ADSs

Subject to the passive foreign investment company rules discussed below, all distributions to a U.S. Holder with respect to the ordinary shares or ADSs, other than certain pro rata distributions of our shares, will be includible in a U.S. Holder’s gross income as ordinary dividend income when received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under U.S. federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the ordinary shares or ADSs, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain. Any gain recognized by a non-corporate U.S. Holder on the sale or exchange of ordinary shares or ADSs generally will be subject to a maximum tax rate of 15%, which maximum tax rate will increase under current law to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011.

Dividends paid in Renminbi will be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date that the U.S. Holder receives the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the U.S. Holder does not receive U.S. dollars on the date the dividend is distributed, the U.S. Holder will be required to include either gain or loss in income when the U.S. Holder later exchanges the Renminbi for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Holder includes in income when the dividend is received and the amount that the U.S. Holder receives on the exchange of the Renminbi for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources. If we distribute as a dividend non-cash property, the U.S. Holder will generally include in income an amount equal to the U.S. dollar equivalent of the fair market value of the property on the date that it is distributed.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares or ADSs will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” In particular circumstances, a U.S. Holder that:

•	has held the ordinary shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss,

•	is obligated to make payments related to the dividends, or

•	holds the ordinary shares or ADSs in arrangements in which the U.S. Holder’s expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ordinary shares or ADSs.

Distributions to a U.S. Holder of shares or rights to subscribe for shares that are received as part of a pro rata distribution to all our shareholders should not be subject to U.S. federal income tax. The basis of the new shares or rights so received will be determined by allocating the U.S. Holder’s tax basis in the ordinary shares between the ordinary shares and the new shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the new shares or rights will be zero if (i) the fair market value of the new shares or rights is less than 15.0% of the fair market value of the old ordinary shares at the time of distribution and (ii) the U.S. Holder does not make an election to determine the basis of the new shares by allocation as described above. The U.S. Holder’s holding period in the new shares or rights will generally include the holding period of the old ordinary shares on which the distribution was made.

Taxation of Disposition of Ordinary Shares or ADSs

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of ordinary shares or ADSs equal to the difference between the amount realized (in U.S. dollars) for the ordinary shares or ADSs and the U.S. Holder’s tax basis (in U.S. dollars) in the ordinary shares or ADSs. The gain or loss will be capital gain or loss. Any gain or loss that you recognize will generally be treated as United States source income or loss, except that losses will be treated as foreign source losses to the extent you received dividends that were includible in the financial services income basket during the 24-month period prior to the sale. If the units are not stock in a passive foreign investment company with respect to a U.S. Holder in either the taxable year of the distribution or the preceding taxable year, the distribution otherwise constitutes qualified dividend income for United States federal income tax purposes, certain holding period and other requirements are met, and the distribution is received in a taxable year beginning prior to January 1, 2011, the distribution will be taxable to a non-corporate U.S. Holder at a maximum rate of 15%.

Passive Foreign Investment Company

We believe that we are not a passive foreign investment company for U.S. federal income tax purposes, but we cannot be certain whether we will be treated as a passive foreign investment company for any future taxable year. If we are a passive foreign investment company in any year in which a U.S. Holder holds ordinary shares or ADSs, the U.S. Holder generally will be subject to increased U.S. tax liabilities and reporting requirements on receipt of certain dividends or on a disposition of ordinary shares or ADSs, in that year and all subsequent years although a shareholder election to terminate such deemed passive foreign investment company status may be made in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a passive foreign investment company, the consequences of an investment in a passive foreign investment company, and the consequences of making a shareholder election to terminate deemed passive foreign investment company status if we no longer meet the income or asset test for passive foreign investment company status in a subsequent taxable year.

A company is considered a passive foreign investment company for any taxable year if either

•	at least 75.0% of its gross income is passive income, or

•	at least 50.0% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25.0% (by value) of the stock of such corporation.

Our belief that we are not a passive foreign investment company is based on our estimate of the fair market value of our intangible assets, including goodwill, not reflected in our financial statements under U.S. GAAP. In the future, in calculating the value of these intangible assets, we will value our total assets, in part, based on our total market value determined using the average of the quarterly selling prices of the ADSs for the relevant year. We believe this valuation approach is reasonable. However, it is possible that the IRS will challenge the valuation of our intangible assets, which may result in our classification as a passive foreign investment company. In addition, if our actual acquisitions and capital expenditures do not match our projections, the likelihood that we are or will be classified as a passive foreign investment company may also increase.

A separate determination must be made each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change.

If we are a passive foreign investment company for any taxable year during which a U.S. Holder holds ordinary shares or ADSs, the U.S. Holder will be subject to special tax rules with respect to:

•	any “excess distribution” that the U.S. Holder receives on ordinary shares or ADSs and

•	any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of the ordinary shares or ADSs, unless the U.S. Holder makes a “mark-to-market” election as discussed below.

Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ordinary shares or ADSs cannot be treated as capital, even if the U.S. Holder holds the ordinary shares or ADSs as capital assets.

A U.S. shareholder of a passive foreign investment company may avoid taxation under the excess distribution rules discussed above by making a “qualified electing fund” election to include the U.S. Holder’s share of our income on a current basis. However, a U.S. Holder may make a qualified electing fund election only if the passive foreign investment company agrees to furnish the shareholder annually with certain tax information, and we do not presently intend to prepare or provide such information.

Alternatively, a U.S. Holder of “marketable stock” in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election for the ordinary shares or ADSs, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares or ADSs as of the close of your taxable year over the U.S. Holder’s adjusted basis in such ordinary shares or ADSs. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares or ADSs over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the ordinary shares or ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares or ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares or ADSs, as well as to any loss realized on the actual sale or disposition of the ordinary shares or ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares ADSs. A U.S. Holder’s basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on Nasdaq, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The mark-to-market election would be available to a U.S. Holder unless our ordinary shares or ADSs are delisted from The Nasdaq National Market and do not subsequently become regularly traded on The Nasdaq SmallCap Market or other qualified exchange or market.

A U.S. Holder who holds our ordinary shares or ADSs in any year in which we are a passive foreign investment company would be required to file IRS Form 8621 regarding distributions received on our ordinary shares and any gain realized on the disposition of our ordinary shares.

Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on dividends paid by us with respect to our ordinary shares or ADSs unless the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or ADSs unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist.

Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if the Non-U.S. Holder were a U.S. Holder, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30.0% rate or a lower tax treaty rate.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of our ordinary shares or ADSs or the proceeds received on the sale, exchange or redemption of our ordinary shares or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

Enforcement of Civil Liabilities

We are incorporated in the Cayman Islands because of the following benefits found there:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

(1) The Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

(2) Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders be arbitrated.

A substantial portion of our current operations is conducted in China through our wholly-owned subsidiaries which are incorporated in China or the British Virgin Islands. All or most of our assets are located in China. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Appleby Spurling Hunter, our counsel as to Cayman Islands law, have advised us and we are of the understanding as to Chinese law, that there is uncertainty as to whether the courts of the Cayman Islands or China would:

(1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

(2) entertain original actions brought in the Cayman Islands or China against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Appleby Spurling Hunter has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

We are further of the understanding that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedures Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the Commission a registration statement on Form F-1 and prospectus, a registration statement on Form F-6 and a registration statement on Form 8-A, under the Securities Act of 1933, as amended, with respect to our ordinary shares represented by ADSs, as well as the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31 of each year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Please refer to Item 5. “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk.”

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-121987) (the “Registration Statement”) for our initial public offering of 6,880,000 American Depositary Shares, each representing 100 of our ordinary shares, which were sold by us and certain selling shareholders for an aggregate offering price of $70.5 million. Our Registration Statement was declared effective by the SEC on February 3, 2005.

We received net proceeds of approximately $59.4 million from our initial public offering (taking into account underwriting discounts of approximately $4.9 million, transaction expenses of approximately $3.8 million and payments to selling shareholders of approximately $2.4 million). None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

We have used the net proceeds from our initial public offering to acquire certain businesses, and fund expenses primarily for general corporate purposes, product development, software and technology infrastructure products and other capital expenditures. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

Citigroup Global Markets Inc., Piper Jaffray Co. and Think Equity Partners LLC were the underwriters for our initial public offering.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this report, our principal executive officer and principal financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of Exchange Act. Based upon that evaluation, they have concluded that our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in by the Securities and Exchange Commission’s rules and regulations, except as disclosed in the following paragraphs.

Changes in Internal Control Over Financial Reporting

We are aware of the importance of maintaining controls and procedures and are working towards improving our controls and procedures. According to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to include an internal control report of management with our annual report on Form 20-F for first fiscal year ending December 31, 2006, if we meet the definition of “accelerated filer” as defined in Exchange Act Rule 12b-2, by June 30, 2006. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (3) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal control over financial reporting is effective and (4) a statement that our independent auditors have issued an attestation report on management’s assessment of our internal control over financial reporting.

In connection with the required Section 404 evaluation described above, we are currently performing the system and process evaluation and testing required (and any necessary remediation) in an effort to comply with such requirements by the effective date for compliance.

In addition, in the course of their annual audit, our independent auditors, Deloitte Touche Tohmatsu CPA Ltd., have provided a management report listing their observations along with their recommendations where we can improve our internal controls.

Following our receipt of this report, we consulted with our audit committee and undertook remedial measures to make these improvements as soon as practicable. Our senior management and the audit committee have been advised of these issues. Under the supervision and with the participation of our senior management, including our principal executive officer and principal financial officer, we are in the process of conducting further evaluation of our internal control over financial reporting. We plan to design enhanced processes and controls to address these and any other issues that might be identified through our review. As we are still in the evaluation process, we may identify other conditions that may result in significant deficiencies or material weaknesses in the future; should we discover such conditions, we will take action to correct them. We are committed to taking appropriate steps for remediation, as needed.

In addition, we plan to take the following measures in order to make these improvements in our internal controls:

•	contract with independent accounting software specialists to help us upgrade and enhance our accounting software system which we believe will greatly improve overall efficiency and internal control effectiveness;

•	reinforce existing control over the reporting process of all consolidated entities, as well as develop additional control processes to enhance our internal controls in areas where we noted perceived deficiencies;

•	update our general computer system and server controls; and

•	require the review and approval by certain officers for transactions that have an impact on our financial position or consolidated results above specified levels.

The foregoing measures are in addition to measures we have implemented during 2004 and previously, particularly in connection with our initial public offering and the requirements of the Sarbanes-Oxley Act of 2002. In particular, over the past year, we undertook a number of actions to strengthen our internal controls, including the formalization and adoption of accounting and management policies, and the hiring and training of personnel as required to implement these policies and those which will be required for compliance with Section 404 upon its effectiveness.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Alan Powrie qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC and that Mr. Powrie is “independent” as that term is defined in Rule 4200 of the listing standards of the Marketplace Rules of the Nasdaq Stock Market, Inc.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct which applies to our employees, officers and non-employee directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC, and has been included as Exhibit 11.1 to this annual report.

The Code of Business Conduct is available on our website at www.hurray.com. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public. Copies of the Code of Business Conduct will be provided to any shareholder upon written request to the Legal Counsel, Room 305-306, China Resources Buildings, 8 Jian Guo Men Bei Street. Dongcheng District, Beijing 100005, People’s Republic of China.

Item 16C. Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by Deloitte Touche Tohmatsu CPA Ltd. (our independent accountants from 2001 until the present time) for certain services rendered to our company during 2005 and 2004.

	For the year ended December 31,
	2005	2004
Audit fees(1)	$243,105	$26,510
Audit related fees (2)	—	—
Tax fees(3)	—	—
Other fees(4)	878,784	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for our calendar year audits and reviews of financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services related to the audit of our financial statements that are not reported under “Audit fees” and consultation on accounting standards or transactions.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	“Other fees” means fees billed in respect of our initial public offering in February 2005.

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by Deloitte Touche Tohmatsu CPA Ltd. before that firm is retained for such services. The pre-approval procedures are as follows:

•	Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•	The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

Item 16D. Exemptions from the Listing Standards for Audit Committees

We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

Item 17. Financial Statements

The Company has elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements for Hurray! Holding Co., Ltd. and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

Exhibit Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-121987) as filed with the Commission on January 12, 2005).
2.1	Specimen American Depositary Receipt of the Company (incorporated by reference to Exhibit 3(a) to the Company’s Registration Statement on Form F-6 (Registration No. 333-122004) as filed with the Commission on January 13, 2005).

2.2	Specimen Share Certificate of the Company (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-121987) as filed with the Commission on January 12, 2005).

2.3	Deposit Agreement dated February 9, 2005 among the Company, Citibank N.A. and holders of the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 3(a) to the Company’s Registration Statement on Form F-6 (Registration No. 333-122004) as filed with the Commission on January 13, 2005).

2.4	Amended and Restated Registration Rights Agreement dated as of June 16, 2003 by and among Hurray! Holding Co., Ltd., Fidelity Greater China Ventures Fund L.P., Venture TDF Technology Fund III, L.P., Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.1	2002 Incentive Compensation Plan (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.2	2003 Stock Option Plan (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.3	Form of Indemnification Agreement (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.4	Employment Agreement by and between Hurray! Holding Co., Ltd. and Qindai Wang dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.5	Employment Agreement by and between Hurray! Holding Co., Ltd. and Jesse Liu dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.6	Employment Agreement by and between Hurray! Holding Co., Ltd. and Ping Ji dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.7	Employment Agreement by and between Hurray! Holding Co., Ltd. and Fan Yang dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.8	Employment Agreement by and between Hurray! Holding Co., Ltd. and Jieqiang Li dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.9	Employment Agreement by and between Hurray! Holding Co., Ltd. and Haoyu Yang dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.10	Translation of Agreement of Transfer of Shares of Beijing Enterprise Network Technology Co., Ltd. between Hurray! Solutions Ltd., Qindai Wang, Yu Qin and Zhang Chen dated April 8, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.11	Translation of Agreement of Transfer of Shares of Beijing Enterprise Mobile Technology Co., Ltd. between Hurray! Holding Co., Ltd. and Funway Investment Holdings, Ltd. dated April 8, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.12	Translation of Agreement of Transfer of Shares of Beijing Enterprise Mobile Technology Co., Ltd. between Hurray! Holding Co., Ltd. and Nihon-Enterprise Mobile, Ltd. dated April 13, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.13	Translation of Equity Transfer Agreement by and among Zhang Yi, Shang Aiqin, Wang Jiang, Xu Hongyan, Xie Peifu, He Ming and Chen Yixiao dated December 30, 2005.

4.14	Translation of Equity Transfer Agreement by and between Hurray! Holdings Co., Ltd. and Magma Digital International Limited dated December 30, 2005.

4.15	Translation of Equity Transfer and Capital Increase Agreement by and among Beijing Huayi Brothers Advertising Co., Ltd., Beijing Qixin Weiye Culture Development Co., Ltd. and Hurray! Digital Music Technology Co., Ltd. dated December 12, 2005.

4.16	Translation of Cooperation Agreement by and among Hurray! Solutions, Ltd., Beijing Enterprise Mobile Technology Co., Ltd., Beijing Hutong Wuxian Technology Co., Ltd., Zhong Xiongbing, Guangdong Freeland Movie and Television Production Co., Ltd., Beijing Shiji Freeland Movie and Television Distribution Co., Ltd., Shanghai Hai Le Audio & Video Distribution Co., Ltd. and Hong Kong Freeland Movie Industry Group Co., Ltd. dated November 14, 2005.

4.17	Translation of Technology Service Agreement between China Mobile Communications Group Corporation and Beijing Enterprise Network Technology Co., Ltd. dated May 22, 2003 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.18	Translation of Mobile Value-added Service Cooperation Agreement between China Unicom Co., Ltd. and Hurray! Solutions Ltd. dated March 29, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.19	Translation of Mobile Value-Added Service Cooperation Agreement by and between China Unicom Co., Ltd. and Beijing Hutong Wuxian Technology Co., Ltd. dated May 30, 2005.

4.20	Translation of Cooperation Agreement on Monternet SMS Service between Zhejiang Mobile Communications Co., Ltd. and Beijing WVAS Solutions Ltd. dated May 1, 2003 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.21	Translation of Cooperation Agreement on Monternet WAP Services by and between China Mobile Communications Group Corporation and Beijing Hutong Wuxian Technology Co., Ltd. dated May 1, 2005.

4.22	Translation of Agreement on Entrusted Fee Collection between Zhejiang Mobile Communications Co., Ltd. and Beijing WVAS Solutions Ltd. dated May 1, 2003 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.23	Translation of China Unicom SMS Cooperation Agreement between China Unicom Zhejiang Branch Company and Hurray! Solutions Ltd., dated August 20, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.24	Translation of Unicom New Times CDMA WAP (Phase III) Operation Platform System Equipment Purchase Contract among Unicom Import & Export Company Limited, Unicom New Times Mobile Telecommunications Company Limited and Hurray! Times Communications (Beijing) Ltd. dated November 24, 2003 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.25	Translation of Unicom New Times CDMA WAP (Phase III) Operation Platform System Integration and Service Purchase Contract among Unicom Import & Export Company Limited, Unicom New Times Mobile Telecommunications Company Limited and Hurray! Times Communications (Beijing) Ltd. dated November 24, 2003 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.26	Translation of Data Service Cooperation Agreement between Beijing Enlight Times Info Co., Ltd and Hurray! Solutions Ltd. (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.27	Translation of Music Copyright License Agreement between Music Copyright Society of China and Hurray! Solutions Ltd. dated August 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.28	Translation of Contracts in Relation to Maximum Amount of Guarantee between Hua Xia Bank as creditor and each of Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. as guarantor dated December 31, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.29	Translation of Agreement for Transfer of Entitlement to Dividends between Qindai Wang and Hurray! Holding Co., Ltd. dated August 15, 2003 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.30	Translation of Domain Name Assignment Agreement between Hurray! Solutions Ltd. and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.31	Translation of Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.32	Translation of Software Assignment Agreement between Hurray! Solutions Ltd. and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.33	Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.34	Translation of Trademark Assignment Agreement between Hurray! Solutions Ltd. and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.35	Translation of Trademark License Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.36	Translation of Letter of Undertaking by Qindai Wang dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.37	Translation of Authorization Agreement by Songzuo Xiang dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.38	Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.39	Translation of Operating Agreement among Hurray! Times Communications (Beijing) Ltd., Hurray! Solutions Ltd., Qindai Wang and Songzuo Xiang dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.40	Translation of Contract Related to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Hurray! Solutions Ltd. and Qindai Wang dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.41	Translation of Contract Related to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Hurray! Solutions Ltd. and Songzuo Xiang dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.42	Translation of Equity Interests Pledge Agreement between Qindai Wang and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.43	Translation of Equity Interests Pledge Agreement between Songzuo Xiang and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.44	Translation of Letter of Undertaking by Qindai Wang dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.45	Translation of Authorization Agreement by Hurray! Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.46	Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.47	Translation of Operating Agreement among Hurray! Times Communications (Beijing) Ltd., Beijing Cool Young Information Technology Co., Ltd., Qindai Wang and Hurray! Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.48	Translation of Contract Related to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Qindai Wang and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.49	Translation of Contract Related to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Hurray! Solutions Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.50	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Qindai Wang dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.51	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.52	Translation of Domain Name Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.53	Translation of Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.54	Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.55	Translation of Trademark License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.56	Translation of Domain Name Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.57	Translation of Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.58	Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.59	Translation of Trademark License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.60	Translation of Authorization Agreements by each of Sun Hao and Wang Xiaoping dated October 1, 2004 and October 1, 2004, respectively (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.61	Translation of Authorization Agreement by Beijing Enterprise Network Technology Co., Ltd. dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.62	Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.63	Translation of Operating Agreement among Hurray! Times Communications (Beijing) Ltd., Beijing WVAS Solutions Ltd., Beijing Enterprise Network Technology Co., Ltd., Sun Hao and Wang Xiaoping dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.64	Translation of Contracts Relating to Exclusive Purchase Right of Equity Interest between Hurray! Holding Co., Ltd., Beijing WVAS Solutions Ltd. and each of Sun Hao and Wang Xiaoping dated October 1, 2004 and October 1, 2004, respectively (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.65	Translation of Contract Relating to Exclusive Purchase Right of Equity Interest between Hurray! Holding Co., Ltd., Beijing WVAS Solutions Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.66	Translation of Equity Interests Pledge Agreements between Hurray! Times Communications (Beijing) Ltd. and each of Sun Hao and Wang Xiaoping dated October 1, 2004 and October 1, 2004, respectively (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.67	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.68	Translation of Domain Name Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.69	Translation of Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.70	Translation of Software Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.71	Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.72	Translation of Software Technology Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.73	Translation of Trademark License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.74	Translation of Authorization Agreement by Yang Haoyu dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.75	Translation of Authorization Agreement by Wang Jianhua dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.76	Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.77	Translation of Operating Agreement among Hurray! Times Communications (Beijing) Ltd., Beijing Palmsky Technology Co., Ltd., Yang Haoyu and Wang Jianhua dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.78	Translation of Contract Relating to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Yang Haoyu and Beijing Palmsky Technology Co., Ltd. dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.79	Translation of Contract Relating to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Wang Jianhua and Beijing Palmsky Technology Co., Ltd. dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.80	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Yang Haoyu dated October 1, 2004(incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.81	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Wang Jianhua dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.82	Translation of Domain Name Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.83	Translation of Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.84	Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.85	Translation of Trademark License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.86	Translation of Authorization Agreement by Sun Hao dated August 15, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.87	Translation of Authorization Agreement by Wang Xiaoping dated August 15, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.88	Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.89	Translation of Operating Agreement between Hurray! Times Communications (Beijing) Ltd., Beijing Enterprise Network Technology Co., Ltd., Sun Hao and Wang Xiaoping dated August 15, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.90	Translation of Contract Relating to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Wang Xiaoping and Beijing Enterprise Network Technology Co., Ltd. dated August 15, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.91	Translation of Contract Relating to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Sun Hao and Beijing Enterprise Network Technology Co., Ltd. dated August 15, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.92	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Sun Hao dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.93	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Wang Xiaoping dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.94	Translation of Agreement on Transfer of Shares of Beijing Enterprise Network Technology Co., Ltd. between Sun Hao and Wang Xiaoping and Hurray! Solutions Ltd. and Wang Qindai dated July 19, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.95	Translation of Domain Name License Agreement by and between Hurray! Times Communications (Beijing) Ltd. and Shanghai Magma Digital Technology Co. Ltd. dated January 12, 2006.

4.96	Translation of Domain Name Assignment Agreement by and between Shanghai Magma Digital Technology Co. Ltd. and Hurray! Times Communications (Beijing) Ltd. dated January 12, 2006.

4.97	Translation of Software License Agreement by and between Hurray! Times Communications (Beijing) Ltd. and Shanghai Magma Digital Technology Co. Ltd. dated January 12, 2006.

4.98	Translation of Software Assignment Agreement by and between Shanghai Magma Digital Technology Co. Ltd. and Hurray! Times Communications (Beijing) Ltd. dated January 12, 2006.

4.99	Translation of Trademark License Agreement by and between Hurray! Times Communications (Beijing) Ltd. and Shanghai Magma Digital Technology Co. Ltd. dated January 12, 2006.

4.100	Translation of Trademark Assignment Agreement by and between Shanghai Magma Digital Technology Co. Ltd. and Hurray! Times Communications (Beijing) Ltd. dated January 12, 2006.

4.101	Translation of Authorization Agreement by Shang Aiqin dated January 12, 2006.

4.102	Translation of Authorization Agreement by Zhang Yi dated January 12, 2006.

4.103	Translation of Exclusive Technical Consulting and Services Agreement by and between Hurray! Times Communications (Beijing) Ltd. and Shanghai Magma Digital Technology Co. Ltd. dated January 12, 2006.

4.104	Translation of Operating Agreement by and among Hurray! Times Communications (Beijing) Ltd., Shanghai Magma Digital Technology Co. Ltd., Zhang Yi and Shang Aiqin dated January 12, 2006.

4.105	Translation of Contract Relating to the Exclusive Purchase Right of an Equity Interest by and among Hurray! Holding Co., Ltd., Shang Aiqin and Shanghai Magma Digital Technology Co. Ltd. dated January 12, 2006.

4.106	Translation of Contract Relating to the Exclusive Purchase Right of an Equity Interest by and among Hurray! Holding Co., Ltd., Zhang Yi and Shanghai Magma Digital Technology Co. Ltd. dated January 12, 2006.

4.107	Translation of Equity Interests Pledge Agreement by and between Hurray! Times Communications (Beijing) Ltd. and Zhang Yi dated January 12, 2006.

4.108	Translation of Equity Interests Pledge Agreement by and between Hurray! Times Communications (Beijing) Ltd. and Shang Aiqin dated January 12, 2006.

4.109	Translation of Office Lease Contract between Hurray! Solutions Ltd. and Beijing China Resources Building Co. Ltd. dated April 29, 2003 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.110	Translation of Office Lease Contract between Hurray! Solutions Ltd. and Beijing China Resources Building Co. Ltd. dated November 14, 2003 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.111	2004 Share Incentive Plan (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.112	Translation of Supplemental Agreement to Agreement on Transfer of Shares of Beijing Enterprise Network Technology Co., Ltd. among Hurray! Holding Co., Ltd., Qindai Wang, Yu Qin and Zhang Chen dated November 4, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.113	Translation of Supplemental Agreement to Agreement on Transfer of Shares of Beijing Enterprise Mobile Technology Co., Ltd. among Hurray! Holdings Co., Ltd., Funway Investment Holdings Ltd. and I-mode Technology Ltd. dated November 4, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.114	Translation of Loan agreement between Beijing Enterprise Network Technology Co., Ltd. and Yu Qin dated November 4, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.115	Translation of Loan agreement between WVAS Solutions Ltd. and Yu Qin dated November 4, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.116	Translation of CDMA WAP (Phase IV) Equipment and Service Purchase Agreement among Unicom Import & Export Company Limited, Unicom New Times Mobile Telecommunications Company Limited and Hurray! Times Communications (Beijing) Ltd. dated January 11, 2005 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.117	Translation of Supplemental Agreement dated December 1, 2004 to Domain Name Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 and Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 28, 2005).

4.118	Translation of Supplemental Agreement dated January 25, 2005 to certain Equity Interests Pledge Agreements (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 28, 2005).

8.1	List of Subsidiaries and Variable Interest Entities.

11.1	Code of Business Conduct.

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm.

15.2	Consent of Appleby Spurling Hunter.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HURRAY! HOLDING CO., LTD.

By:	/s/ Jesse Liu
Jesse Liu
Chief Financial Officer

Date: June 15, 2006

INDEX TO FINANCIAL STATEMENTS

HURRAY! HOLDING CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Hurray! Holding Co., Ltd.

Beijing, China

We have audited the accompanying consolidated balance sheets of Hurray! Holding Co., Ltd. and its subsidiaries and variable interest entities (the “Company”) at December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and related financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hurray! Holding Co., Ltd. and its subsidiaries and variable interest entities at December 31, 2005 and 2004 and the results of their operations and their cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Beijing, China

April 14, 2006

HURRAY! HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2004
	(in U.S. dollars, except share data)
Assets
Current assets:
Cash and cash equivalents	$75,958,964	$8,713,697
Accounts receivable, net of allowance of $15,167 and $12,384 as of December 31, 2005 and 2004, respectively	18,089,063	11,882,993
Prepaid expenses and other current assets	1,858,999	2,132,956
Inventories	437,493	—

Total current assets	96,344,519	22,729,646

Property and equipment, net	2,536,349	2,616,983
Acquired intangible assets, net	3,311,561	439,565
Goodwill	23,025,919	20,411,784
Deposits and other long-term assets	1,501,970	265,847
Deferred tax assets	139,829	—

Total assets	$126,860,147	$46,463,825

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	$—	$2,658,128
Accounts payable	3,730,884	3,335,493
Acquisitions payable	154,197	—
Accrued expenses and other current liabilities	3,210,232	2,749,538
Amount due to a related party	202,276	—
Income tax payable	90,308	—
Deferred tax liabilities	248,455	—

Total current liabilities	7,636,352	8,743,159

Commitments and contingencies (Note 20)

Minority interests	604,764	—

Shareholders’ equity:
Series A convertible preference shares ($0.001 par value; 22,000,000 shares authorized; nil and 16,924,497 shares issued and outstanding as of December 31, 2005 and 2004, respectively)	—	16,925
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; 2,229,754,340 and 1,186,672,000 shares issued and outstanding as of December 31, 2005 and 2004, respectively)	111,488	59,334
Subscription receivable	—	(50,880)
Additional paid-in capital	77,335,532	16,416,197
Retained earnings	39,898,507	21,279,775
Accumulated other comprehensive income (loss)	1,273,504	(685)

Total shareholders’ equity	118,619,031	37,720,666

Total liabilities and shareholders’ equity	$126,860,147	$46,463,825

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2005	2004	2003
	(in U.S. dollars, except share data)
Revenues:
2G services	$20,130,752	$14,946,274	$13,470,693
2.5G services	35,931,616	28,227,033	4,288,907
Software and system integration services	6,312,363	10,267,050	5,363,668

Total revenues	62,374,731	53,440,357	23,123,268

Cost of revenues:
2G services	13,713,675	7,049,848	4,586,258
2.5G services	14,920,813	11,003,395	2,105,916
Software and system integration services	1,302,028	6,276,761	4,150,994

Total cost of revenues	29,936,516	24,330,004	10,843,168

Gross profit	32,438,215	29,110,353	12,280,100

Operating expenses:
Product development (including stock-based compensation expense of $4,886, $60,140 and $16,628 for the years ended December 31, 2005, 2004 and 2003, respectively)	2,536,930	2,306,248	1,392,112
Selling and marketing (including stock-based compensation expense of $9,911, $221,046 and $115,765 for the years ended December 31, 2005, 2004 and 2003, respectively)	9,796,538	7,433,005	4,693,996
General and administrative (including stock-based compensation expense of $22,775, $nil and $21,163 for the years ended December 31, 2005, 2004 and 2003, respectively)	3,484,094	1,820,878	1,261,736
In-process research and development	—	36,000	—

Total operating expenses	15,817,562	11,596,131	7,347,844

Income from operations	16,620,653	17,514,222	4,932,256
Interest income	1,428,267	38,185	3,239
Interest expense	(27,312)	(312,440)	(389,673)
Other income, net	990,470	—	—

Income before income taxes	19,012,078	17,239,967	4,545,822
Income taxes	393.346	—	—

Net income	18,618,732	17,239,967	4,545,822

Deemed dividends on Series A convertible preference shares	—	(39,917)	(113,333)

Income attributable to holders of ordinary shares	$18,618,732	$17,200,050	$4,432,489

Income per share, basic	$0.01	$0.01	$0.00

Income per share, diluted	$0.01	$0.01	$0.00

Shares used in calculating basic income per share	2,092,089,848	1,208,512,142	1,088,810,959

Shares used in calculating diluted income per share	2,129,228,961	1,572,887,775	1,343,606,622

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

	Series A convertible preference shares		Ordinary shares		Warrants	Subscription receivable	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Comprehensive Income
	Shares	Amount	Shares	Amount
	(in U.S. dollars, except share data)
Balance as of January 1, 2003	—	$—	734,000,000	$36,700	$—	$(35,000)	$1,203,630	$(352,764)	$(1,074)	$851,492

Issuance of ordinary shares	—	—	442,000,000	22,100	—	(15,880)	—	—	—	6,220
Issuance of Series A convertible preference shares (net of share issuance costs of $309,066)	12,347,966	12,348	—	—	2,287,966	—	5,390,620	—	—	7,690,934
Stock options issued to non-employees	—	—	—	—	—	—	153,556	—	—	153,556
Capital contribution	—	—	—	—	—	—	1,449,800	—	—	1,449,800
Deemed dividends on Series A convertible preference shares	—	—	—	—	—	—	113,333	(113,333)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(3,674)	(3,674)	$(3,674)
Net income	—	—	—	—	—	—	—	4,545,822	—	4,545,822	4,545,822

Balance as of December 31, 2003	12,347,966	12,348	1,176,000,000	58,800	2,287,966	(50,880)	8,310,939	4,079,725	(4,748)	14,694,150	$4,542,148

Issuance of ordinary shares related to acquisitions of Beijing Palmsky and Beijing Enterprise (see Note 3)	—	—	53,360,780	2,668	—	—	7,499,799	—	—	7,502,467
Repurchase of ordinary shares related to acquisition of Beijing Enterprise (see Note 3)	—	—	(42,688,780)	(2,134)	—	—	(5,997,866)	—	—	(6,000,000)
Exercise of warrants	5,699,077	5,699	—	—	(2,287,966)	—	6,282,222	—	—	3,999,955
Repurchase of Series A convertible preference shares	(1,122,546)	(1,122)	—	—	—	—	—	—	—	(1,122)
Stock options issued to non-employees	—	—	—	—	—	—	281,186	—	—	281,186
Deemed dividends on Series A convertible preference shares	—	—	—	—	—	—	39,917	(39,917)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	4,063	4,063	$4,063
Net income	—	—	—	—	—	—	—	17,239,967	—	17,239,967	17,239,967

Balance as of December 31, 2004	16,924,497	16,925	1,186,672,000	59,334	—	(50,880)	16,416,197	21,279,775	(685)	37,720,666	$17,244,030

Initial public offering of shares, net of offering costs of $8,655,528	—	—	662,433,900	33,121	—	—	59,394,269	—	—	59,427,390
Conversion of Series A convertible preference shares	(16,924,497)	(16,925)	338,489,940	16,925	—	—	—	—	—	—
Collection of subscription receivable	—	—	—	—	—	50,880	—	—	—	50,880
Stock-based compensation from accelerated-vesting of stock options	—	—	—	—	—	—	16,804	—	—	16,804
Stock options issued to non-employees	—	—	—	—	—	—	20,768	—	—	20,768
Exercise of stock options	—	—	42,158,500	2,108	—	—	1,487,494	—	—	1,489,602
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	1,274,189	1,274,189	$1,274,189
Net income	—	—	—	—	—	—	—	18,618,732	—	18,618,732	18,618,732

Balance as of December 31, 2005	—	$—	2,229,754,340	$111,488	$—	$—	$77,335,532	$39,898,507	$1,273,504	$118,619,031	$19,892,921

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2005	2004	2003
	(In U.S.dollars)
Operating activities:
Income attributable to holders of ordinary shares	$18,618,732	$17,200,050	$4,432,489
Deemed dividends on Series A convertible preference shares	—	39,917	113,333

Net income	18,618,732	17,239,967	4,545,822
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation	37,572	281,186	153,556
Depreciation and amortization	1,939,130	1,986,416	1,133,984
In-process research and development	—	36,000	—
Loss on disposal of property and equipment	16,920	34,051	20,515
Deferred tax	106,974	—	—
Changes in assets and liabilities:
Accounts receivable	(5,796,426)	(3,501,589)	(7,891,521)
Prepaid expenses and other current assets	(528,260)	4,878	(107,619)
Inventories	(363,511)	—	—
Deposits and other long-term assets	(62,341)	(71,444)	(159,915)
Accounts payable	(282,045)	407,775	2,880,160
Accrued expenses and other current liabilities	203,030	(666,080)	2,518,360
Income tax payable	90,308	—	—

Net cash provided by operating activities	13,980,083	15,751,160	3,093,342

Investing activities:
Decrease (increase) in restricted cash	—	1,510,263	(1,510,263)
Acquisitions of businesses (net of cash acquired of $2,316,674, $921,914, and $nil for the years ended December 31, 2005, 2004 and 2003, respectively)	(4,161,788)	(16,727,447)	—
Prepayments related to acquisitions of new businesses	(1,145,472)	—	—
Net liabilities assumed from Hurray! Solutions	—	—	2,633,761
Purchases of property and equipment	(1,288,698)	(1,871,335)	(1,388,217)
Proceeds from disposal of property and equipment	4,955	—	8,791

Net cash used in investing activities	(6,591,003)	(17,088,519)	(255,928)

Financing activities:
Proceeds from the issuance of ordinary shares	—	—	6,220
Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs of $8,655,528 (offering costs of $7,660,172, $995,356 and $nil was paid for the years ended December 31, 2005, 2004 and 2003, respectively)	60,422,746	(995,356)	—
Proceeds from exercise of options	1,489,602	—	—
Proceeds from the issuance of Series A convertible preference shares	—	—	7,690,934
Payment to repurchase Series A convertible preference shares	—	(1,122)	—
Collection of subscription receivable	50,880	—	—
Proceeds from exercise of warrants to purchase Series A convertible preference shares	—	3,999,955	—
Repayments of short-term borrowings	(2,658,128)	(4,107,848)	—
Proceeds from short-term borrowings	—	—	604,547

Net cash provided by (used in) financing activities	59,305,100	(1,104,371)	8,301,701

Net increase (decrease) in cash and cash equivalents	66,694,180	(2,441,730)	11,139,115
Cash and cash equivalents, beginning of year	8,713,697	11,151,364	15,923
Effect of exchange rate changes	551,087	4,063	(3,674)

Cash and cash equivalents, end of year	$75,958,964	$8,713,697	$11,151,364

Supplemental disclosure of cash flow information:
Interest paid	$92,539	$247,213	$389,673

Income taxes paid	$390,062	$—	$—

HURRAY! HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Year ended December 31,
	2005	2004	2003
	(In U.S.dollars)
Supplemental disclosure of non-cash investing activities:
Fair value of assets acquired from acquisitions	$7,864,899	$19,151,828	$—

Supplemental disclosure of non-cash financing activities:
Ordinary shares issued to investors for subscription receivable	$—	$—	$15,880

Conversion of Series A convertible preference shares into ordinary shares	$16,925	$—	$—

Supplemental disclosure of non-cash investing activities:

In December 2005, the Company acquired 51% of the outstanding equity of Beijing Huayi Brothers Music Co., Ltd. (“Huayi Music”) for a total cash consideration of $4,458,206, of which $196,206 was transactions costs. As of December 31, 2005, $1,232,240 was payable into Huayi Music as capital injection and $19,132 of transaction costs was payable. The Company acquired intangible assets with a fair value of $2,235,102 and goodwill of $1,593,655 in connection with the transaction.

During 2005, the Company made three other acquisitions of companies, Beijing Hutong Wuxian Technology Co., Ltd., Guangzhou Piosan Information Technology Co., Ltd. and Beijing Hengji Weiye Electronic Commerce Co., Ltd., for a total cash consideration of $3,406,693, of which $135,065 was payable at December 31, 2005. The Company acquired intangible assets with a fair value of $784,124 and goodwill of $549,504 in connection with these transactions.

During 2004, the Company acquired certain assets of Beijing Palmsky Technology Co., Ltd. in exchange for cash of $529,623 and 10,672,000 ordinary shares having a fair value of $1,502,467 and, separately, acquired all of the equity interests of Beijing Enterprise Mobile Technology Co., Ltd. and Beijing Enterprise Network Technology Co., Ltd. (collectively “Beijing Enterprise”) in exchange for $12,619,738 in cash, including $198,647 in transaction costs, and 42,688,780 ordinary shares having a fair value of $6,000,000. Following an amendment to the acquisition agreement for Beijing Enterprise, the Company repurchased and retired all of the 42,688,780 ordinary shares issued for $4,500,000 in 2004. In connection with these transactions, the Company acquired intangible assets with a fair value of $1,055,000 and goodwill of $16,461,761.

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 and 2003

(in U.S. dollars, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Hurray! Holding Co., Ltd. (“Hurray”), a Cayman Islands corporation, and its consolidated subsidiaries and its variable interest entities (collectively the “Company”) provide wireless value-added services to mobile phone users delivered over the wireless networks of the two mobile operators and over the fixed wireless networks of the two major fixed-line telecommunication operators in the People’s Republic of China (“PRC”). The Company also designs, develops, sells and supports services provisioning and management software, and provides system integration services to a major Chinese mobile operator. In addition, in late 2005 the Company began to focus on music production and distribution following agreements to acquire interests in several music companies. The Company specializes in the development, marketing and distribution of music and entertainment oriented consumer wireless value-added services.

To comply with PRC laws and regulations that restrict direct foreign ownership of telecommunication service businesses in the PRC, the Company conducts substantially all of its business through several variable interest entities: Hurray! Solutions Ltd. (“Hurray! Solutions”), a predecessor to Hurray, Beijing Cool Young Information Technology Co., Ltd., Beijing WVAS Solutions Ltd., Beijing Enterprise Network Technology Co. Ltd. (“Beijing Network”), Beijing Palmsky Technology Co., Ltd. (“Beijing Palmsky”), Beijing Hutong Wuxian Technology Co., Ltd. (“Beijing Hutong”), Guangzhou Piosan Information Technology Co., Ltd. (“Guangzhou Piosan”), and Beijing Hengji Weiye Electronic Commerce Co., Ltd. (“Hengji Weiye”) and Hurray! Digital Music Technology Co., Ltd. (“Hurray! Digital Music”) (collectively the “Variable Interest Entities”).

The Variable Interest Entities have entered into various agreements with Hurray and one of its subsidiaries, including domain name and license agreements and an exclusive cooperation agreement. Under these agreements, the Variable Interest Entities have the exclusive right to use certain domain and trade names of Hurray, and Hurray, through a wholly owned PRC subsidiary, Hurray! Times Communications (Beijing) Ltd. (“Hurray! Times”), is the exclusive provider of technical and consulting services to the Variable Interest Entities. In return, the Variable Interest Entities are required to pay Hurray licensing and service fees for the use of each domain name, trade name and for the technical and consulting services received. The technical and consulting service fees can be, and are, adjusted at Hurray’s discretion depending on the level of service provided. Hurray is entitled to receive service fees in an amount up to all of the net income of the Variable Interest Entities. In addition, Hurray has been assigned all voting rights by the direct and indirect owners of the Variable Interest Entities through agreements which are valid for ten years and cannot be amended or terminated except by written consent of all parties. Finally, Hurray has the option to acquire the equity interest of the Variable Interest Entities.

Hurray is the sole beneficiary of the Variable Interest Entities because all the variable interests are held by Hurray and its related parties. Accordingly, the Company consolidates the Variable Interest Entities under Financial Accounting Standard Board (“FASB”) Interpretation (“FIN”) No.46 (revised), “Consolidation of Variable Interest Entities,” which requires certain variable interest entities (“VIE”) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

All of Hurray’s subsidiaries and Variable Interest Entities are 100% controlled by Hurray either through equity interests or through VIE arrangements, with the exception of Huayi Music, in which Hurray holds a 51% equity interest and is consolidated by the Company as a VIE.

In February 2005, Hurray completed an initial public offering of 6,880,000 American Depositary Shares (“ADSs”) on the NASDAQ National Market in the United States of America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of Hurray, its subsidiaries and Variable Interest Entities. All inter-company transactions and balances have been eliminated upon consolidation.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include fair value of acquired intangible assets and goodwill and useful lives for intangible assets and property and equipment.

(d) Significant risks and uncertainties

The Company participates in a dynamic high-technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: changes in the overall demand for entertainment-oriented wireless value-added services; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to maintain strategic relationships with the mobile and fixed-line telecommunication operators; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(f) Restricted cash

Restricted cash represents a U.S. dollar bank account used to partially secure the short-term bank borrowings of the Company. In 2004, the related bank loan was repaid.

(g) Inventories

Inventories comprise equipment purchased for use in system integration services and music CDs and are stated at the lower of cost, determined using the first-in, first-out method, or market.

(h) Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Furniture and office equipment	3 years
Motor vehicles	5 years
Telecommunication equipment	3 years
Leasehold improvements	Over the lease term

(i) Acquired intangible assets, net

Acquired intangible assets consists of intangible assets acquired through various acquisitions as described in Note 3 and are amortized on a straight-line basis over their expected useful economic lives.

(j) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions as described in Note 3.

The Company tests goodwill for impairment by reporting unit on an annual basis as of January 31 or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount. The Company performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The impairment of goodwill is determined by the Company estimating the fair value based upon the present value of future cash flows. In estimating the future cash flows, the Company has taken into consideration the overall and industry economic conditions and trends, market risk of the Company and historical information.

The Company performed annual goodwill impairment tests on January 31, 2006, 2005 and 2004, which resulted in no impairment loss.

(k) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

(l) Revenue recognition and cost of revenues

Wireless value-added services

Wireless value-added service revenues are derived from providing personalized media, games, entertainment and communication services to mobile phone and personal handy phone (collectively “mobile phones”) customers of the various subsidiaries of four major Chinese operators of mobile and fixed-line telecommunication networks, China United Telecommunications Corporation (“China Unicom”), China Mobile Communications Corporation (“China Mobile”), China Telecommunications Corporation (“China Telecom”) and China Netcom Communications Group Corporation (“China Netcom”) (collectively the “Telecom Operators”). Prior to the year ended December 31, 2005, the Company had not derived any revenues from China Telecom or China Netcom. Fees, negotiated by a network service agreement with the Telecom Operators and indicated in the message received on the mobile phone, for these services are charged on a per-use basis or on a monthly subscription basis, and vary according to the type of services delivered. The Company recognizes all revenues in the period in which the services are performed net of business taxes of $1,397,538, $1,149,873 and $468,000 for 2005, 2004 and 2003, respectively.

The Company contracts with the Telecom Operators for the transmission of wireless services as well as for billing and collection services. The Telecom Operators provide the Company with a monthly statement that represents the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of the Company’s revenue. In certain instances, when a statement is not received within a reasonable period of time, the Company makes an estimate of the revenues and cost of services earned during the period covered by the statement based on its internally generated information, historical experience and/or other assumptions that are believed to be reasonable under the circumstances.

The Company’s financial statements through December 31, 2003 reflect the Company’s actual revenues as they appear on the Telecom Operators’ statements. For the years ended December 31, 2005 and 2004, the Company recognized approximately 5% of its 2G services on an estimated basis and less than 5% of its 2.5G services on an estimated basis.

The Company measures its revenues based on the total amount paid by mobile phone customers, for which the Telecom Operators bill and collect on the Company’s behalf. Accordingly, the service fee paid to the Telecom Operators is included in the cost of revenues. In addition, in respect of 2G services, the Telecom Operators charge the Company a network fee based on a per message fee, which varies depending on the volume of messages sent in the relevant month, multiplied by the excess of messages sent over messages received. These network fees are likewise retained by the Telecom Operators and are reflected as cost of revenues.

The Company evaluates the criteria outlined in Emerging Issues Task Force (“EITF”) Issue No.99-19, “Reporting Revenue Gross as Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting the fees charged by the Telecom Operators. The Company records the gross amounts billed to its mobile phone customers, as it is the primary obligor in these transactions since it has latitude in establishing prices, is involved in the determination of service specifications, selection of suppliers, and bears credit risk relating to these transactions.

Software and system integration services

Software and system integration services are a total customized solution, which includes software license fees, system design, planning, consulting and integration, and in some cases hardware products and require significant modification and customization to meet the customers specifications outlined in the revenue contract. Revenue from software and system integration services is recognized on the percentage-of-completion method in accordance with Statement of Position (“SOP”) 81-1 based on its stage of completion, except for revenues associated with the procurement of hardware which are recognized upon delivery. Provisions for estimated losses on contracts are made in the period in which the anticipated losses become known. The Company has segmented the revenue generated from the sale of hardware products from the remaining software and system integration services as required under the provisions of SOP 81-1. The Company submits separate proposals for each of the deliverables and the customer may accept the software and integration services without accepting the hardware. Values assigned to the hardware revenue segments are based on cost as the Company does not generate any profit from hardware sales.

The Company evaluates the criteria outlined in EITF Issue 99-19 in determining whether it is appropriate to record the gross amount of hardware revenues and related costs or the net amount earned after deducting the amounts paid to the supplier. The Company records the gross amounts billed to its customers as it is the primary obligor in these transactions since it has latitude in establishing prices, is involved in the determination of service specifications and selection of suppliers and bears inventory and credit risk relating to the transaction.

(m) Foreign currency translation

Hurray uses the United States dollar (“U.S. dollar”) as its functional and reporting currency. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than U.S. dollars during the year are converted into US dollars at the applicable rates of exchange prevailing at the last day of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of Hurray’s subsidiaries and Variable Interest Entities are maintained in Renminbi (“RMB”), which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are reflected as a separate component of comprehensive income in the statements of shareholders’ equity.

RMB is not fully convertible into U.S. dollars. The rate of exchange for the U.S. dollar quoted by the Bank of China was RMB 8.0702, RMB 8.2765 and RMB 8.2767 on December 31, 2005, 2004 and 2003, respectively.

(n) Product development expenses

Product development expenses consist of content development expenses including compensation and related costs for employees associated with the development and programming of mobile data content and costs for the development of new software products and substantial enhancements to existing software products. These costs are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. To date, the Company has essentially completed its development concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.

(o) Income taxes

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

(p) Comprehensive income

Comprehensive income includes foreign currency translation adjustments. Comprehensive income is reported in the statements of shareholders’ equity.

(q) Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, and accrued expenses and other current liabilities. The carrying values of cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, and accrued liabilities and other current liabilities approximate their fair values due to their short-term maturities.

(r) Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were $969,122, $361,923 and $276,232 in 2005, 2004 and 2003, respectively, and have been included in selling and marketing expenses and cost of revenues.

(s) Stock-based compensation

The Company grants stock options to its employees and certain non-employees. The Company records compensation expense for employees for the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period. The Company accounts for stock-based awards to non-employees by recording compensation expense for the services rendered by the non-employees using their estimated fair values.

Had compensation cost for options granted to employees under Hurray’s stock option plans been determined based on the fair values at the grant dates, the Company’s pro forma income would have been as follows:

	Year ended December 31,
	2005	2004	2003
Income attributable to ordinary shareholders as reported	$18,618,732	$17,200,050	$4,432,489
Add: Employee stock-based compensation as reported	16,804	—	—
Less: Employee stock-based compensation determined using the fair value method	(1,628,723)	(689,087)	(114,670)

Pro forma income attributable to ordinary shareholders	$17,006,813	$16,510,963	$4,317,819

Basic income per share:
As reported	$0.01	$0.01	$0.00
Pro forma	$0.01	$0.01	$0.00

Diluted income per share:
As reported	$0.01	$0.01	$0.00
Pro forma	$0.01	$0.01	$0.00

The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing model with the following assumptions used for grants during the applicable period.

	Year ended December 31,
Option Grants	2005	2004	2003
Average risk-free rate of return	3.27%-3.75%	3.36%-3.45%	3.54%
Weighted average expected option life	3.25 years	4 years	4 years
Volatility rate	65%	95%	95%
Dividend yield	0%	0%	0%

(t) Income per share

Basic income per share is computed by dividing income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(u) Segment reporting

Prior to December 31, 2005, the Company operated and managed its business in two segments, which are wireless value-added services (“WVAS”) and software and system integration services (“SI”). WVAS consist of 2G services and 2.5G services. Upon the acquisition of Huayi Music on December 31, 2005, the Company entered into a new segment, music production and artist development (“Music”), in addition to WVAS and SI.

The Company generates its revenues solely in the PRC, and accordingly, no geographical information is provided.

(v) Recently issued accounting standards

In February 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. The Company does not expect the adoption of SFAS No. 155 to have a material impact on its consolidated results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R is a revision of SFAS 123 and supersedes Accounting Principles Board (“APB25”). SFAS 123R requires all share-based payments to employees including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS 123R is effective from the beginning of the first fiscal year beginning after June 15, 2005 (as modified by the SEC on April 14, 2005). In March 2005, the SEC issued Staff Accounting Bulletin No. 107 regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies. Under APB 25, no stock-based compensation cost had been reflected in the net income of the Company for grants of stock options to employees. On December 20, 2005, the Board of Directors (the “Board”) of Hurray approved the acceleration of vesting of approximately 40.0 million unvested stock options, with immediate effect. The primary purpose of the accelerated vesting was to enable the Company to avoid recognizing future compensation expense associated with the accelerated stock options as a result of the Company’s adoption of SFAS 123R on January 1, 2006. The acceleration reduced stock-based compensation expense to be recorded under SFAS 123R by approximately $1.1 million beginning in 2006.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of the correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 by the Company on January 1, 2006 did not have a material impact on its results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29”. SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, and replaces it with an exception for exchanges that do not have commercial substance. The adoption of SFAS 153 in January 2006 did not have a material impact on its financial statements.

(v) Reclassifications

The Company has presented interest income separately in its consolidated statement of operations in 2005 and, accordingly, reclassified certain items of income or expenses in the 2004 and 2003 consolidated statements of operations to conform to current year’s presentation.

3. ACQUISITIONS

During the three-year period ended December 31, 2005, the Company made a number of acquisitions of businesses. Each acquisition has been recorded using the purchase method of accounting, and accordingly the acquired assets and liabilities were recorded at their fair values on the dates of acquisitions and the results of their operations have been included in our operations since the dates of their acquisitions. The fair values of the assets and liabilities acquired were estimated by external valuation specialists using a combination of valuation methods, such as “income approach”, “market approach” and “cost approach” method, considering, among other factors, forecasted financial performance of the acquired business, market performance, and market potential of the acquired business in China.

(a) 2005 acquisitions

Acquisition of Huayi Music

On December 31, 2005, the Company acquired 51% of the outstanding equity of Huayi Music, which focuses on artist development, music production and off-line distribution of music in China, for a total cash consideration of $4,458,206, of which $196,206 was transaction costs. As part of the agreement, the Company will invest $4,262,000 in cash for 51% of Huayi Music, of which $2,905,000 was payable to the existing shareholders and $1,357,000 was payable into Huayi Music as capital injection. As of December 31, 2005, $3,029,760 had been paid and $1,232,240 was payable into Huayi Music as capital injection and $19,132 of transaction costs was payable.

The final consideration payable by the Company and the respective ownership interests of the shareholders of Huayi Music are subject to adjustment based on the financial performance of Huayi Music following the closing of the transaction. The adjustment is based on Huayi Music’s performance in 2006 and 2007 by reference to a benchmark profit of $1,116,700. If the actual net income of Huayi Music is higher than the benchmark profit, the Company will pay the existing shareholders cash equal to 41.5% of the excess based on the actual net profit multiplied by a factor of 6. No adjustment is made if the difference is within 5% of the benchmark profit. The Company has the option to dilute its percentage of interest in Huayi Music instead of paying the additional consideration but its equity interests cannot be lower than 30%.

Total purchase price:
Cash consideration	$4,262,000
Transaction costs	196,206

$4,458,206

Purchase price allocation at 51% of Huayi Music:

		Amortization period
Cash and cash equivalents	$143,366
Capital contribution receivable	628,443
Accounts receivable	141,710
Other current assets	146,258
Acquired intangible assets:
Artist contracts	1,020,420	6.52 years
Trademark	454,250	Indefinite
Copyright surrogate contract	69,578	5.67 years
Existing record copyright	17,189	3 years
Exclusive VAS agreement	542,408	Indefinite
Non-compete agreement	131,257	Indefinite
Goodwill	1,593,655	N/A
Property and equipment, net	43,567	3 – 5 years
Current liabilities	(473,895)

Total	$4,458,206

At the date of acquisition, Huayi Music had a payable of $202,276 due to its minority shareholders, which represents an advance for operational purposes.

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2005 and 2004 of the Company and Huayi Music. It has been prepared on the assumption that the acquisition occurred as of January 1, 2004. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Year ended December 31,
	2005	2004
	(unaudited)	(unaudited)
Pro forma total revenue	$62,944,870	$53,440,357
Pro forma income attributable to holders of ordinary shares	17,822,639	16,928,741
Pro forma income per share:
- basic	$0.01	$0.01
- diluted	$0.01	$0.01

Shares used in calculation of pro forma net income per share:
- basic	2,092,089,848	1,208,512,142
- diluted	2,129,228,961	1,572,887,775

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives, associated with the acquisition.

Acquisition of Beijing Hutong, Guangzhou Piosan and Hengji Weiye

During 2005, the Company made three other acquisitions of companies in China to expand the Company’s portfolio of wireless value-added services in China. The Company acquired the entire equity interests of Beijing Hutong, Guangzhou Piosan and Hengji Weiye for a total cash consideration of $3,406,693, including transaction costs of $135,488. Of the total consideration, an amount payable of $135,065 was outstanding as of December 31, 2005. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Aggregate purchase price allocation –Beijing Hutong, Guangzhou Piosan and Hengji Weiye:

		Amortization period
Cash and cash equivalents	$2,035,565
Prepaid expenses and other receivables	12,451
Acquired intangible assets:
Telecommunication wireless value-added licenses	113,062	4 – 4.25 years
Agreements with Telecom Operators	348,150	1.25 – 3 years
Business transaction codes	166,090	3 years
SMS platform	156,822	7 years
Goodwill	549,504	N/A
Property and equipment, net	105,424	3 – 5 years
Current liabilities	(80,375)

Total	$3,406,693

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2005 and 2004 of the Company, Beijing Hutong, Guangzhou Piosan and Hengji Weiye. It has been prepared on the assumption that the acquisitions occurred as of January 1, 2004. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Year ended December 31,
	2005	2004
	(unaudited)	(unaudited)
Pro forma revenue	$63,051,933	$54,540,376
Pro forma income attributable to holders of ordinary shares	18,269,399	16,497,221
Pro forma income per share:
- basic	$0.01	$0.01
- diluted	$0.01	$0.01

Shares used in calculation of pro forma net income per share:
- basic	2,092,089,848	1,208,512,142
- diluted	2,129,228,961	1,572,887,775

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives, associated with the acquisition.

(b) 2004 acquisitions

The Company acquired certain assets of Beijing Palmsky, a wireless interactive entertainment, media and community value-added services provider, in exchange for cash of $529,623 and 10,672,000 ordinary shares having a value of $1,502,467 and, separately, all of the equity interests of Beijing Enterprise, providers of wireless interactive entertainment, media and community value-added services, in exchange for $12,421,091 cash and 42,688,780 ordinary shares having a value of $6,000,000. Following an amendment to the acquisition agreement in respect of Beijing Enterprise dated November 4, 2004, the Company repurchased and retired all of the 42,688,780 ordinary shares issued for $4,500,000. The repurchase reduced the purchase price and goodwill by $1,500,000. The aggregate purchase price of these acquisitions of $19,151,828 consisted of the following:

Total purchase price:
Cash consideration	$17,450,714
Value of the ordinary shares issued	1,502,467
Transaction costs	198,647

$19,151,828

Aggregate purchase price allocation –Beijing Palmsky and Beijing Enterprise:

		Amortization period
Cash and cash equivalents	$921,914
Accounts receivable	489,883
Other current assets	461,629
Acquired intangible assets:
Software	245,000	1 to 5 years
Software content technology	19,000	3 months
Telecommunication value-added service licenses	59,000	3.5 - 4.5 years
In-process technology	36,000	—
Non-compete agreements	58,000	2 years
Customer base	623,000	1 year
Network service agreement	15,000	1 year
Goodwill	16,461,761	N/A
Property and equipment, net	178,381	3 - 5 years
Current liabilities	(416,740)

Total	$19,151,828

The Company recorded a charge of $36,000 at the date of acquisition in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method”, for purchased in-process technology related to a development project that had not reached technological feasibility, had no alternative future use, and for which successful development was uncertain.

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2004 and 2003 of the Company, Beijing Enterprise, and Palmsky. It has been prepared on the assumption that the acquisitions occurred as of January 1, 2003. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

	Year ended December 31,
	2004	2003
	(unaudited)	(unaudited)
Pro forma revenue	$54,439,133	$24,366,950
Pro forma income attributable to holders of ordinary shares	17,651,326	3,444,673
Pro forma income per share:
- basic	$0.01	$0.00
- diluted	$0.01	$0.00

Shares used in calculation of pro forma net income per share:
- basic	1,208,512,142	1,088,810,959
- diluted	1,572,887,775	1,343,606,622

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives, associated with the acquisition.

(c) 2003 acquisitions

On January 1, 2003, Hurray commenced control over and began to consolidate Hurray! Solutions as a variable interest entity. The Company has allocated the assumed net liabilities as follows:

		Amortization period
Liabilities assumed	$2,846,693

Acquired intangible assets	212,932
Customer base	133,761	1 year
Goodwill	2,500,000	N/A

Total	$2,846,693

In February 2003, Hurray’s shareholders purchased the minority interest in Hurray! Solutions from a shareholder, who was the only investor in Hurray! Solutions that did not also have proportionate shareholdings in Hurray. The consideration of $1,449,800 was paid in cash through a series of transactions designed to comply with PRC regulations. Hurray’s shareholders contributed the minority interests acquired to Hurray. Since Hurray is the benefactor of the acquisition, it has been accounted for as a minority interest acquisition and shareholder contribution. The value of the minority interest in Hurray! Solutions at the time of the acquisition was zero. Because all assets had been recorded at fair value on January 1, 2003, the entire consideration of $1,449,800 was recorded as goodwill.

4. ACCOUNTS RECEIVABLE

Accounts receivable consist of:

	December 31,
	2005	2004
Billed receivables	$16,457,248	$10,965,074
Unbilled receivables	1,631,815	917,919

	$18,089,063	$11,882,993

Unbilled receivables represent amounts earned under software and system integration service contracts in progress but not billable at the respective balance sheet dates. These amounts become billable according to the contract terms, which usually consider the passage of time or completion of the projects. The Company anticipates that substantially all of such unbilled amounts will be billed within twelve months of the balance sheet date.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of:

	December 31,
	2005	2004
Staff advances and other receivables	$986,881	$66,195
Advances to suppliers	688,409	121,333
Deferred offering costs	—	1,524,006
Prepaid expenses	183,709	421,422

	$1,858,999	$2,132,956

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of:

	December 31,
	2005	2004
Furniture and office equipment	$2,777,529	$2,284,581
Motor vehicles	194,372	165,889
Telecommunication equipment	3,584,699	2,954,629
Leasehold improvements	488,485	321,946

	7,045,085	5,727,045

Less: accumulated depreciation and amortization	(4,508,736)	(3,110,062)

	$2,536,349	$2,616,983

7. ACQUIRED INTANGIBLE ASSETS, NET

	December 31, 2005
	Gross carrying amount	Accumulated amortization	Net carrying amount
WVAS Segment:
Amortizable intangible assets
WVAS license	$426,887	$142,190	$284,697
Customer agreements with Telecom Operators	425,364	140,831	284,533
Business transaction codes	166,539	13,878	152,661
Platform	857,023	502,455	354,568
Customer base	638,424	638,424	—

	2,514,237	1,437,778	1,076,459

Music Segment:
Amortizable intangible assets
Artist contracts	1,020,420	—	1,020,420
Copyrights	86,767	—	86,767

	1,107,187	—	1,107,187

Intangible assets with indefinite lives
Trademark	454,250	—	454,250
Exclusive VAS agreement	542,408	—	542,408
Non-compete agreement	131,257	—	131,257

	1,127,915	—	1,127,915

	2,235,102	—	2,235,102

	$4,749,339	$1,437,778	$3,311,561

	December 31, 2004
	Gross carrying amount	Accumulated amortization	Net carrying amount
WVAS Segment:
Amortizable intangible assets
WVAS license	$304,427	$60,437	$243,990
Customer agreement with Telecom Operators	72,910	32,961	39,949
Platform	444,885	444,885	—
Customer base	622,511	466,885	155,626

	$1,444,733	$1,005,168	$439,565

For the years ended December 31, 2005 and 2004, there were no intangible assets recorded for the SI segment.

Assuming no subsequent impairment of the identified intangible assets recorded as of December 31, 2005, amortization expenses for the net carrying amount of intangible assets with definite lives is expected to be as follows in the succeeding five years:

2006	$676,608
2007	441,904
2008	364,938
2009	219,637
2010	191,180

$1,894,267

8. GOODWILL

	Year ended December 31,
	2005			2004
	WVAS	Music	Total	WVAS
Balance as of beginning of year	$20,411,784	$—	$20,411,784	$3,949,800
Effect of exchange rate changes	470,976	—	470,976	223
Goodwill arising from acquisitions during the year	549,504	1,593,655	2,143,159	16,461,761

Balance as of the end of year	$21,432,264	$1,593,655	$23,025,919	$20,411,784

For the years ended December 31, 2005 and 2004, there was no goodwill recorded for the SI segment.

9. SHORT-TERM BORROWINGS

At December 31, 2004, short-term bank loans consisted of three bank loans of $604,120, $845,768 and $1,208,240, repayable on different dates, the latest being April 21, 2005, and bore interest at 5.84%. All loans were repaid in 2005. At December 31, 2005 and 2004, Hurray! Times and Beijing Network have provided guarantees for bank credit facilities totaling $24,782,534 (RMB200 million) for Hurray! Solutions to satisfy its ongoing business requirements.

Interest expense and the average interest rate for 2005, 2004 and 2003 were $27,312 and 4.87%, $312,440 and 5.84%, and $389,673 and 5.73%, respectively.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,
	2005	2004
Accrued payroll	$562,773	$452,582
Value-added tax payable	482,217	875,479
Other accrued expenses	1,178,252	888,797
Accrued welfare benefits	104,769	249,404
Business tax payable	287,481	208,647
Other taxes payable	594,740	74,629

	$3,210,232	$2,749,538

Hurray’s PRC subsidiaries are subject to value-added tax at a rate of 17% on revenues from procurement of hardware on behalf of customers and revenues from software and system integration services. Value-added tax payable on revenues is computed net of value-added tax paid on purchases. As part of the PRC’s government’s policy of encouragement of software development in the PRC approved software is entitled to a rebate of value-added tax. In 2005, the Company received rebates of $649,204 which are included in other income.

Hurray’s PRC subsidiaries are also subject to business tax at a rate of 3% on wireless value-added services revenues.

11. RELATED PARTY BALANCE

As of December 31, 2005, the amount was due to a minority shareholder, Beijing Huayi Brothers Advertising Co., Ltd., and was non-interest bearing, unsecured and repayable on demand.

12. INCOME TAXES

Hurray is a tax-exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the PRC Income Tax Laws, Hurray’s PRC subsidiaries and variable-interest entities (“VIEs”) are generally subject to Enterprise Income Tax at a statutory rate of 33%, which comprises a 30% national income tax and a 3% local income tax. Some of these subsidiaries and VIEs are qualified as high technology enterprises and under PRC Income Tax Laws, they are subject to a preferential tax rate of 15%. In addition, some of Hurray’s subsidiaries are Foreign Invested Enterprises (“FIEs”) and under PRC Income Tax Laws, they are entitled to either a three-year tax exemption followed by three years with a 50% reduction in tax rate, commencing the first operating year, or a two-year tax exemption followed by three years with a 50% reduction in tax rate, commencing the first profitable year. These preferential tax arrangements will expire at various dates between 2006 and 2010. Due to these preferential tax treatments and cumulative tax loss carryforwards, the Company was not subject to any current income tax expense in 2004 and 2003. The aggregate dollar and per share effect of the tax holidays in 2005, 2004 and 2003 were $3,204,827, $1,896,267 and $613,897 and $0.0015, $0.0016 and $0.0006 per share, respectively. For the year ended December 31, 2005, Hurray! Solutions was the only entity subject to tax and current income tax expense was provided accordingly.

Income tax expenses consist of:

	Year ended December 31,
	2005	2004	2003
Current	$286,372	$—	$—
Deferred	106,974	—	—

	$393,346	$—	$—

The principal components of the deferred tax assets are as follows:

	December 31,
	2005	2004
Current deferred tax assets (liabilities):
Revenue recognition	$(703,032)	$—
Accrued expenses and other liabilities	454,577	—

Current deferred tax liabilities – net	$(248,455)	$—

Non-current deferred tax assets:
Depreciation and amortization	$139,829	$234,125
Net operating loss carry forwards	431,361	439,729

	571,190	673,854
Less: Valuation allowance	(431,361)	(673,854)

Non-current deferred tax assets	$139,829	$—

A reconciliation between statutory income tax rate and the Company’s effective tax rate is as follows:

	Year Ended December 31,
	2005	2004	2003
Statutory tax rate	33.0%	33.0%	33.0%
Tax differential from statutory rate applicable to FIEs	(12.8)%	(18.0)%	(18.0)%
Effect of tax holidays	(16.8)%	(7.5)%	(7.5)%
Non-deductible expenses	9.0%	0.1%	0.3%
Non-taxable income	(9.0)%	(9.3)%	(6.1)%
Change in valuation allowance	(1.3)%	1.7%	(1.7)%

Effective tax rate	2.1%	—	—

At December 31, 2005, tax loss carry forwards amounted to approximately $3.6 million which will expire by 2010. A valuation allowance of $431,361 and $673,854 has been established as of December 31, 2005 and 2004 in respect of the deferred tax assets, respectively, as it is considered more likely than not that the relevant deferred tax asset will not be realized. The valuation allowance at December 31, 2005 decreased from 2004 as some subsidiaries and VIEs became profitable in 2005 and the related deferred tax assets are expected to be realized.

13. SHAREHOLDERS’ EQUITY

Ordinary Shares

On July 9, 2004, shareholders of Hurray approved a 20-for-1 stock split of Hurray’s ordinary shares and an increase of 2,840,000,000 ordinary shares authorized for issuance, with immediate effect. The ordinary share split and increase in authorized ordinary share capital have been retroactively applied to all periods presented.

On February 8, 2005, Hurray completed an initial public offering of 6,880,000 ADSs, with each ADS representing 100 ordinary shares, at $10.25 per ADS to the public, of which 6,624,339 ADSs were issued by Hurray and 255,661 ADSs were offered by existing shareholders. Total proceeds, net of direct offering expenses, of approximately $59.4 million were received by Hurray as a result of the initial public offering.

Preference Shares

In 2003, Hurray issued 12,347,966 Series A convertible preference shares and warrants to purchase 8,786,077 Series A convertible preference shares for cash proceeds of $8,000,000. The accounting treatment required a beneficial conversion feature on the Series A convertible preference shares to be calculated. The proceeds received in the Series A offerings were first allocated between the convertible instrument and the warrants on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary shares at the commitment date resulting in the recognition of deemed dividends on Series A convertible preference shares of $153,250. The deemed dividends were amortized from the commitment date to the earliest conversion date of March 31, 2004. Amortization of the deemed dividends was $39,917 and $113,333 for 2004 and 2003, respectively.

On April 30, 2004, pursuant to the Series A convertible preference share agreement, Hurray exercised its clawback rights to repurchase and retire 1,122,546 shares of Series A convertible preference shares at $0.001 per share.

The remaining 16,924,497 shares of Series A convertible preference shares were automatically converted into ordinary shares upon Hurray’s initial public offering on February 8, 2005 on a one-to-one basis.

14. STOCK OPTIONS

Hurray’s 2002 Incentive Compensation Plan (the “2002 Plan”), 2003 Stock Option Plan (the “2003 Plan”) and 2004 Share Incentive Plan (the “2004 Plan,” and together with the 2002 Plan and 2003 Plan, the “Plans”) allow the Company to offer incentive awards to employees, directors, consultants or external service advisors of the Company. Under the terms of the Plans, options are generally granted at prices equal to or greater than the fair market value and expire 10 years from the date of grant and generally vest over 3-4 years. The 2002 Plan was terminated upon the adoption of the 2003 Plan in September 2003. In turn, the 2003 Plan was terminated upon the adoption of the 2004 Plan in July 2004. Options granted under the 2002 and 2003 Plans prior to the respective termination dates of such plans are still effective and governed by the applicable plan. As of December 31, 2005, the 2002 and 2003 Plans govern a total of 87,031,700 outstanding options to purchase ordinary shares. Options to purchase 116,115,540 ordinary shares are authorized under the 2004 Plan, of which 12,542,000 options are outstanding and 103,573,540 ordinary shares are available for future option grants as of December 31, 2005.

On December 20, 2005, Hurray’s Board approved a plan to accelerate vesting of all outstanding stock options awarded under Hurray’s stock option plans that would otherwise be unvested on December 31, 2005. As a result, the Company recorded compensation expense of $16,804 in 2005, which represents the intrinsic value measured at the acceleration date in excess of the original intrinsic value on date of grant for the estimated number of options that, absent the modification, would have expired unexercisable. Approximately 40,021,000 unvested stock options became exercisable effective on January 1, 2006. The exercise prices of the affected stock options range from $0.0705 to $0.1405 per share. The acceleration of vesting did not change the exercise prices or terms of the options.

Prior to Hurray’s initial public offering, the Company obtained, subsequent to the dates of grant, a valuation analysis performed by an independent appraiser to determine the fair market value of the Hurray’s ordinary shares. The valuation analysis utilizes generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value the Company’s business. For grants subsequent to the initial public offering, the Company uses NASDAQ market values to determine the fair market value of Hurray’s ordinary shares. Except for a compensation expense associated with the accelerated vesting of stock options stated above, the Company has not recognized any compensation expense in the consolidated financial statements for employee options since the exercise prices were equal to or greater than the fair market values at the dates of grant.

A summary of the stock option activity is as follows:

	Ordinary shares
	Number of options	Weighted average exercise price
Options outstanding at January 1, 2003	49,512,000	$0.025
Granted	47,212,000	$0.071
Cancelled	(660,000)	$0.036

Options outstanding at December 31, 2003	96,064,000	$0.047
Granted	65,498,000	$0.120
Cancelled	(10,187,780)	$0.096

Options outstanding at December 31, 2004	151,374,220	$0.075
Granted	16,228,000	$0.102
Exercised	(42,158,500)	$0.035
Cancelled	(25,870,020)	$0.110

Options outstanding at December 31, 2005	99,573,700	$0.088

The weighted average per-share fair value of options as of the grant dates was as follows:

	Year ended December 31,
	2005	2004	2003
Ordinary shares	$0.10	$0.015	$0.003

The following table summarizes information with respect to stock options outstanding at December 31, 2005:

	Options outstanding			Options exercisable
Exercise Prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
Ordinary shares:
$0.0250	14,448,200	6.75	$0.0250	14,448,200	$0.0250
$0.0705	31,392,500	7.5	$0.0705	31,392,500	$0.0705
$0.1170	38,532,000	8	$0.1170	38,532,000	$0.1170
$0.1405	2,659,000	8.25	$0.1405	2,659,000	$0.1405
$0.1025	12,542,000	9	$0.1025	12,542,000	$0.1025

Total	99,573,700			99,573,700

In 2002, Hurray granted 3,000,000 options to purchase ordinary shares to an external consultant in exchange for certain services, which vest over 3 years. The Company recorded compensation expense of

$59,835 in 2003, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Average risk free rate of return	4.51%
Weighted average expected option life	2 years
Volatility rate	95%
Dividend yield	0%

These options were amended as of January 1, 2004 to vest immediately, as a result, Hurray recorded the remaining compensation expense of $70,698 in 2004.

In 2003, Hurray granted 29,000,000 options to purchase ordinary shares to its external consultants and a member of the board of directors in exchange for past services, which vested immediately. The Company recorded compensation expense of $93,721 in 2003, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Average risk free rate of return	3.54%
Weighted average expected option life	1 year
Volatility rate	95%
Dividend yield	0%

In January 2004, Hurray granted 14,000,000 options to purchase ordinary shares to its external consultants in exchange for past services, which vested immediately. Hurray recorded compensation expense of $210,488 in 2004, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Average risk free rate of return	1.29%
Weighted average expected option life	9 months
Volatility rate	95%
Dividend yield	0%

In January 2005, Hurray granted 1,000,000 options to purchase ordinary shares to its external consultants in exchange for past services, which vested immediately. The Company recorded compensation expense of $20,768 in 2005, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Average risk free rate of return	2.77%
Weighted average expected option life	7 months
Volatility rate	65%
Dividend yield	0%

15. WARRANTS

In conjunction with the Series A convertible preference share agreements, Hurray granted 3,087,000 warrants to purchase Series A convertible preference shares (the “Performance Warrants”). The Performance Warrants had an exercise price of $0.001 per share and were exercisable on March 31, 2004 or within 3 months after the publication of 2003 audited financials if the Company’s consolidated net income for 2003 did not exceed $2.8 million. The number of warrants could be partially or entirely cancelled if the Company met certain specified performance targets in 2003. If consolidated net income reached $3.5 million then all warrants would be cancelled. All Performance Warrants were cancelled as of December 31, 2003.

In addition, Hurray also granted warrants to purchase 5,699,077 Series A convertible preference shares to a holder of such shares (the “Fidelity Warrants”). The Fidelity Warrants had an exercise price of $0.70186 per share and became exercisable on March 31, 2004 or within 3 months after the publication of 2003 audited financials. The Fidelity Warrants were not subject to any reduction or cancellation clause. On April 7, 2004, the holders of these warrants exercised them and purchased Series A convertible preference shares for a total purchase price of $3,999,955.

The fair value of the warrants was approximately $2.3 million at the grant date, estimated on the basis of the Black-Scholes Pricing model with the following assumptions:

Expected price volatility range	95%
Risk-free interest rate	3.54%
Expected dividend payment rate as a percentage of the stock price on the date of grant	0%
Contractual life of the warrants	1 year

16. SEGMENT INFORMATION

Based on the criteria established by Statement of Financial Accounting Standards No. 131, “Disclosure about Segments of an Enterprise and Related Information”, the Company currently operates in two principal business segments: wireless value-added services (“WVAS”) and software and system integration (“SI”) services. The wireless value-added services are delivered through the 2.5G mobile networks, which comprise Wireless Application Protocol (“WAP”) services, Multimedia Messaging Services (“MMS”), and JavaTM services, and through 2G technology platforms, which comprise Short Messaging Services (“SMS”), Interactive Voice Response services (“IVR”), and Color Ring Back Tones (“CRBT”). The software and system integration services include the design, development, licensing, hardware procurement, installation and after-sale support of the Company’s VASPro services provisioning and management software platform. Business segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company does not allocate any operating expenses or any assets, with the exception of newly acquired intangible assets and goodwill, to its business segments as management does not believe that allocating these expenses is useful in evaluating these segments’ performance. All financial segment information can be found in the consolidated financial statements and in Notes 7 and 8.

Following its acquisition on December 31, 2005 of Huayi Music, the Company has a third segment, music production and artist development (“Music”). There were no operations in 2005 and the information on the business is provided in Note 3.

Geographic Information

The Company operates in the PRC and all of the Company’s long-lived assets are located in the PRC.

17. INCOME PER SHARE

The following table sets forth the computation of basic and diluted income per share:

	Year ended December 31,
	2005	2004	2003
Income attributable to holders of ordinary shares (numerator), basic and diluted	$18,618,732	$17,200,050	$4,432,489

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	2,092,089,848	1,208,512,142	1,088,810,959
Dilutive effect of stock options and warrants	37,139,113	364,375,633	254,795,663

Weighted average ordinary shares outstanding used in computing diluted income per share	2,129,228,961	1,572,887,775	1,343,606,622

Income per share, basic	$0.01	$0.01	$0.00

Income per share, diluted	$0.01	$0.01	$0.00

Ordinary share equivalents are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the period.

The Company had a weighted-average of 66,481,587, 64,458,142 and 23,929,370 ordinary share options outstanding during the years ended December 31, 2005, 2004 and 2003, respectively, and were excluded in the computation of diluted income per share, as their effect would have been antidilutive, as their exercise prices were above the average market values in such periods.

18. CONCENTRATIONS

(a) Dependence on Telecom Operators

The revenues of the Company are substantially derived from network service agreements with China Unicom and China Mobile. These companies are entitled to a service and network fee for the transmission of wireless value-added services as well as for the billing and collection of services. If the contractual relationships with either company in the PRC are terminated or scaled-back, or if these companies alter the network service agreements in a way that is adverse to the Company, the Company’s wireless value-added service business would be adversely affected.

Revenues generated from the mobile phone customers through China Unicom and China Mobile, together with revenues from software and system integration services provided to China Unicom, were as follows:

	Year ended December 31,
	2005		2004		2003
	Revenues	%	Revenues	%	Revenues	%
China Unicom	$42,557,321	68%	$43,896,424	82%	$19,212,724	83%
China Mobile	18,969,630	30%	9,543,933	18%	3,910,544	17%

Accounts receivable due from the mobile phone customers through China Unicom and China Mobile, together with receivables from China Unicom under software and system integration contracts, were as follows:

	December 31
	2005		2004
	Accounts receivable	%	Accounts receivable	%
China Unicom	$12,289,221	68%	$9,825,276	83%
China Mobile	5,278,674	29%	2,057,717	17%

(b) Credit risk

The Company depends on the billing systems of the Telecom Operators to charge the mobile phone customers through mobile phone bills and to collect payments from customers. The Company generally does not require collateral for its accounts receivable. The Company has not experienced any significant credit losses for any periods presented.

19. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $1,647,503, $824,793 and $577,664 for the years ended December 31, 2005, 2004 and 2003, respectively.

PRC legal restrictions permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and variable interest entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end); the other fund appropriations are at the Company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. For the year ended December 31, 2005, 2004 and 2003, the Company’s PRC subsidiaries and variable interest entities made appropriations to the general reserve fund of $3,629,408, $1,454,966, and $196,340, respectively. The PRC subsidiaries and variable interest entities elected not to make any appropriations to the enterprise expansion fund and staff bonus and welfare fund in any of the periods presented. As a result of these PRC laws and regulations, the PRC subsidiaries are restricted from transferring a portion of their net assets to the Company. Restricted net assets were approximately $60.1 million and $46.6 million, as of December 31, 2005 and 2004, respectively. Accordingly, the Company has included Schedule 1 in accordance with Regulation S-X promulgated by the United States Securities and Exchange Commission.

20. COMMITMENTS AND CONTINGENCIES

Operating leases as lessee

The Company leases certain office premises under non-cancelable leases, which expire in 2007. Rent expense under operating leases for 2005, 2004 and 2003 was $1,051,276, $900,552 and $433,002, respectively.

Future minimum lease payments under non-cancelable operating lease agreements were as follows:

December 31,
2006	$761,007
2007	7,479

Total	$768,486

Artist contracts

Huayi Music has non-cancelable agency agreements with certain artists that provide for minimum payments. Future minimum payments were as follows:

December 31,
2006	$327,129
2007	198,260
2008	198,260
2009	198,260

Total	$921,909

21. SUBSEQUENT EVENTS

Grant of restricted shares

On February 7, 2006, the Company granted restricted purchase share awards, in lieu of stock options, under Hurray’s 2004 Share Incentive Plan (the “2004 Plan”) to certain officers and senior management. These restricted shares vest on an annual basis equally over three years, 33.33% on each anniversary of the grant date. On February 7, 2006, Hurray granted 33,000,000 restricted shares to its employees pursuant to the 2004 Plan which resulted in stock-based compensation expense of $1.6 million to be recognized over the applicable vesting period.

Acquisition of Magma

In December 2005, the Company signed a set of definitive agreements to acquire 100% of the equity interest in Shanghai Magma Digital Technology Co., Ltd. (“Magma”), a leading developer and publisher of wireless Java games in China. The Company will pay a total of US$4.1 million in cash for the 100% equity interest in Magma, which is subject to adjustments based on the financial performance of Magma’s business in certain periods following the closing of the acquisition. As of December 31, 2005, the Company had paid $408,965 related to this acquisition. The Company established effective control over Magma on January 1, 2006 and Magma will be consolidated from January 1, 2006.

Investment in Freeland Music

In November 2005, the Company entered into an agreement to acquire 60% of the outstanding equity interest of Beijing Freeland Infinity Digital Music Technology Co., Ltd. (“Freeland Music”) from Freeland group, which is a group of affiliated companies in China engaged in the production and distribution of audio and video media products. In this acquisition, Freeland group has injected its music business into the newly formed company, Freeland Music, which following the closing of the acquisition is 60% owned by the Company and 40% owned by Freeland group. The total consideration for the acquisition is $7,560,000 in cash, of which $2,160,000 is payable to the existing shareholders of Freeland Music and $5,400,000 will be paid into Freeland Music as capital injection. The consideration payable by the Company and the respective ownership interests of the parties in Freeland Music are subject to adjustment based on the financial performance of Freeland Music during the one year period following the closing of the acquisition. As of December 31, 2005, the Company had paid $736,507 related to this acquisition. The Company established effective control over Freeland Music on January 1, 2006, and Freeland Music will be consolidated from that date.

Share Repurchase

In February 2006, the Board approved a stock repurchase program whereby Hurray may repurchase up to $15.0 million of its issued and outstanding ADSs in open-market transactions. The timing and dollar amount of repurchase transactions will be determined by the Board depending on market conditions and will be subject to regulatory requirements.

*****

SCHEDULE 1

These financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

HURRAY! HOLDING CO., LTD.

FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

	December 31, 2005	December 31, 2004
	(in U.S. dollars, except share data)
Assets
Current assets:
Cash and cash equivalents	$60,903,215	$418,267
Prepaid expenses and other current assets	430,649	555,993

Total current assets	61,333,864	974,260
Investments in subsidiaries and affiliates	56,745,828	40,065,048

Total assets	$118,079,692	$41,039,308

Liabilities and shareholders’ equity
Current liabilities:
Accrued expenses and other current liabilities	$435,929	$211,161
Amounts due to subsidiaries and variable interest entities	1,243,091	4,556,596
Payroll withholding taxes payable	504,945	—

Total current liabilities	2,183,965	4,767,757

Shareholders’ equity:
Series A convertible preference shares ($0.001 par value; 22,000,000 shares authorized; nil and 16,924,497 shares issued and outstanding as of December 31, 2005, and 2004, respectively)	—	16,925
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; 2,229,754,340 and 1,186,672,000 shares issued and outstanding as of December 31, 2005, and 2004, respectively)	111,488	59,334
Subscription receivable	—	(50,880)
Additional paid-in capital	75,885,732	14,966,397
Retained earnings	39,898,507	21,279,775

Total shareholders’ equity	115,895,727	36,271,551

Total liabilities and shareholders’ equity	$118,079,692	$41,039,308

HURRAY! HOLDING CO., LTD.

FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

	Year ended December 31,
	2005	2004	2003
	(in U.S. dollars, except share data)
Operating expenses
Product development (represents stock-based compensation expense of $4,886, $60,140 and $16,628 for the years ended December 31, 2005, 2004 and 2003, respectively)	$4,886	$60,140	$16,628
Selling and marketing (including stock-based compensation expense of $9,911, $221,046 and $115,765 for the years ended December 31, 2005, 2004 and 2003, respectively)	187,111	324,526	115,765
General and administrative (including stock-based compensation expense of $22,775, nil and $21,163 for the years ended December 31, 2005, 2004 and 2003, respectively)	1,411,309	103,646	41,827

Loss from operations	(1,603,306)	(488,312)	(174,220)
Interest income (expense)	1,291,258	341	(865)
Equity in earnings of subsidiaries and variable interest entities	18,930,780	17,727,938	4,720,907

Net income	18,618,732	17,239,967	4,545,822
Deemed dividends on Series A convertible preference shares	—	(39,917)	(113,333)

Income attributable to holders of ordinary shares	$18,618,732	$17,200,050	$4,432,489

HURRAY! HOLDING CO., LTD.

FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

(in U.S. dollars, except share data)

	Series A convertible preference shares		Ordinary shares		Warrants	Subscription receivable	Additional paid-in capital	Retained earnings	Total shareholders’ equity
	Shares	Amount	Shares	Amount
Balance as of January 1,2003	—	$—	734,000,000	$36,700	$—	$(35,000)	$1,203,630	$(352,764)	$852,566
Issuance of ordinary shares	—	—	442,000,000	22,100	—	(15,880)	—	—	6,220
Issuance of Series A convertible preference shares (net of share issuance costs of 309,066)	12,347,966	12,348	—	—	2,287,966	—	5,390,620	—	7,690,934
Stock options issued to non-employees	—	—	—	—	—	—	153,556	—	153,556
Deemed dividends on Series A convertible preference shares	—	—	—	—	—	—	113,333	(113,333)	—
Net income	—		—	—	—	—	—	4,545,822	4,545,822

Balance as of January 1, 2003	12,347,966	12,348	1,176,000,000	58,800	2,287,966	(50,880)	6,861,139	4,079,725	13,249,098

Issuance of ordinary shares related to acquisitions of Beijing Palmsky and Beijing Enterprise	—	—	53,360,780	2,668	—	—	7,499,799	—	7,502,467
Repurchase of ordinary shares related to acquisition of Beijing Enterprise	—	—	(42,688,780)	(2,134)	—	—	(5,997,866)	—	(6,000,000)
Exercise of warrants	5,699,077	5,699	—	—	(2,287,966)	—	6,282,222	—	3,999,955
Repurchase of Series A convertible preference shares	(1,122,546)	(1,122)	—	—	—	—	—	—	(1,122)
Stock options issued to non-employees	—	—	—	—	—	—	281,186	—	281,186
Deemed dividends on Series A convertible preference shares	—	—	—	—	—	—	39,917	(39,917)	—
Net income	—	—	—	—	—	—	—	17,239,967	17,239,967

Balance as of December 31, 2004	16,924,497	16,925	1,186,672,000	59,334	—	(50,880)	14,966,397	21,279,775	36,271,551

Initial public offering of shares, net of offering costs $8,655,528	—	—	662,433,900	33,121	—	—	59,394,269	—	59,427,390
Conversion of preferred shares	(16,924,497)	(16,925)	338,489,940	16,925	—	—	—	—	—
Collection of subscription receivable	—	—	—	—	—	50,880	—	—	50,880
Stock-based compensation on accelerated vesting of stock options	—	—	—	—	—	—	16,804	—	16,804
Stock options issued to non-employees	—	—	—	—	—	—	20,768	—	20,768
Exercise of stock options	—	—	42,156,500	2,108		—	1,487,494	—	1,489,602
Net income	—	—	—	—	—	—	—	18,618,732	18,618,732

Balance as of December 31, 2005	—	$—	2,229,752,340	$111,488	$—	$—	$75,885,732	$39,898,507	$115,895,727

HURRAY! HOLDING CO., LTD.

FINANCIAL INFORMATION OF REGISTRANT (PARENT COMPANY)

	Year ended December 31,
	2005	2004	2003
	(in U.S. dollars)
Operating activities:
Income attributable to holders of ordinary shares	$18,618,732	$17,200,050	$4,432,489
Deemed dividends on Series A convertible preference shares	—	39,917	113,333

Net income	18,618,732	17,239,967	4,545,822
Adjustments to reconcile net income to cash used by operating activities:
Stock-based compensation expense	37,572	281,186	153,556
Equity in earnings of subsidiaries and affiliates	(18,930,780)	(17,727,938)	(4,720,907)
Changes in assets and liabilities:
Prepaid expenses and other current assets	(807,662)	(177,200)	120,000
Amounts due from subsidiaries and variable interest entities	—	183,144	56,856
Accrued expenses and other current liabilities	224,768	(26,113)	37,274
Payroll withholding taxes payable	504,945	—	—
Amounts due to subsidiaries and variable interest entities	(1,063,505)	56,596	—

Net cash (used in) provided by operating activities	(1,415,930)	(170,358)	192,601

Investing activities:
Investment in subsidiaries and variable interest entities	(62,350)	(8,612,448)	(2,518,288)

Net cash used in investing activities	(62,350)	(8,612,448)	(2,518,288)

	(in U.S. dollars)
Financing activities:
Proceeds from the issuance of ordinary shares upon initial public offering, net of offering costs of $7,578,637 (offering costs of $7,399,844, $178,793 and $nil was paid for the years ended December 31, 2005, 2004 and 2003, respectively)	60,422,746	(178,793)	—
Proceeds from the issuance of ordinary shares	—	—	6,220
Proceeds from the issuance of Series A convertible preference shares	—	—	7,690,934
Payment to repurchase Series A convertible preference shares	—	(1,122)	—
Proceeds from exercise of warrants to repurchase Series A convertible preference shares	—	3,999,955	—
Collection of subscription receivable	50,880	—	—
Proceeds from exercise of stock options	1,489,602	—	—

Net cash provided by financing activities	61,963,228	3,820,040	7,697,154

Net increase (decrease) in cash and cash equivalents	60,484,948	(4,962,766)	5,371,467
Cash and cash equivalents, beginning of year	418,267	5,381,033	9,566

Cash and cash equivalents, end of year	$60,903,215	$418,267	$5,381,033