Form 20-F
period 2006-12-31
Hurray! Holding Co., Ltd.
filed 2007-06-15
CIK 1294435

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

15/F, Tower B, Gateway Plaza, No.18 Xia Guang Li, East Third Ring,

Chaoyang District, Beijing 100027, People’s Republic of China

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Name of each exchange and Title of each class on which registered:

American Depositary Shares, each representing 100 ordinary shares, par value US$0.00005 per share,

Nasdaq Global Market

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,162,031,740 ordinary shares, par value US$0.00005 per share.

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

INTRODUCTION

This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents certain selected consolidated financial information for our business. You should read the following information in conjunction with our audited historical consolidated financial statements, the notes thereto and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this annual report. The following data as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 has been derived from our audited consolidated financial statements for those years and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data as of December 31, 2002 (predecessor) and for the years ended December 31, 2003 and December 31, 2002 (predecessor) have also been derived from our audited consolidated financial statements for those years, which are not included in this annual report. Our audited financial statements for the foregoing periods were prepared in accordance with United States generally accepted accounting principles, or US GAAP.

Our company, Hurray! Holding Co., Ltd. (“Hurray! Holding”), was formed on April 23, 2002. Because Hurray! Holding had not yet entered into definitive agreements with Hurray! Solutions Ltd. (“Hurray! Solutions”) in 2002 and it had limited operations in that year, our 2002 financial statements are presented with Hurray! Solutions as a predecessor entity. For our 2003, 2004, 2005 and 2006 financial statements, Hurray! Holding is treated as a successor entity. Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), using the modified prospective transition method. Under this method, stock-based compensation expense recognized beginning January 1, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the fair market value as of the grant date, measured in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), and (b) compensation expense for all stock-based compensation awards grant on or subsequent to January 1, 2006, based on grant-date fair value estimated in accordance with the provisions of SFAS 123(R). We recognize stock-based compensation costs over the requisite service period which is generally the vesting period.

For options vested prior to January 1, 2006, we accounted for share-based compensation plans in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, as amended (“APB 25”). Accordingly, we recognized stock-based compensation expense only when options were granted with a discounted exercise price. The stock-based compensation expense was recognized ratably over the requisite service period, which was generally the vesting period of the options. The stock-based compensation expenses prior to and after January 1, 2006 are therefore not comparable. See Item 5 “Operating and Financial Review and Prospects” below.

	As of and for the Year Ended December 31,
	2006	2005	2004	2003	2002
					(Predecessor)
	(in thousands of U.S. dollars, except percentages)
Historical Condensed Consolidated Statement of Operations Data
Revenues:
2G services	$32,571	$20,131	$14,946	$13,471	$5,948
2.5G services	29,941	35,932	28,227	4,289	—
Recorded music	6,203	—	—	—	—
Software and system integration services	1,177	6,312	10,267	5,363	4,565

Total revenues	69,892	62,375	53,440	23,123	10,513

Cost of revenues:
2G services	24,615	13,714	7,050	4,586	3,363
2.5G services	16,057	14,921	11,003	2,106	—
Recorded music	3,553	—	—	—	—
Software and system integration services	946	1,302	6,277	4,151	4,478

Total cost of revenues	45,171	29,937	24,330	10,843	7,841

Gross profit	24,721	32,438	29,110	12,280	2,672
Operating expenses	21,287	15,818	11,596	7,348	5,156

Income (loss) from operations	3,434	16,620	17,514	4,932	(2.484)
Interest income	2,576	1,428	38	3	—
Interest expense	(45)	(27)	(312)	(390)	(357)
Other income, net	522	991	—	—	—

Income before income taxes	6,487	19,012	17,240	4,545	(2,841)
Income taxes	(121)	(393)	—	—	—

Net income after income taxes before minority interests	6,366	18,619	17,240	4,545	(2,841)
Minority interests	(562)	—	—	—	—

Net income (loss)	5,804	18,619	17,240	4,545	(2,841)
Deemed dividends on Series A convertible preference shares	—	—	(40)	(113)	—

Income (loss) attributable to holders of ordinary shares	$5,804	$18,619	$17,200	$4,432	$(2,841)

Income per share, basic	$0.00	$0.01	$0.01	$0.00

Income per share, diluted	$0.00	$0.01	$0.01	$0.00

Shares used in calculating basic income per share	2,189,748,563	2,092,089,848	1,208,512,142	1,088,810,959

Shares used in calculating diluted income per share	2,208,758,636	2,129,228,961	1,572,887,775	1,343,606,622

	As of and for the Year Ended December 31,
	2006	2005	2004	2003	2002
	(in thousands of U.S. dollars, except percentages)
Historical Condensed Consolidated Balance Sheet Data
Cash	$74,597	$75,959	$8,714	$11,151	$3,493
Restricted cash	—	—	—	1,510	1,510
Accounts receivable, net	13,449	18,089	11,883	7,892	2,937
Other current assets	3,342	2,297	2,133	228	329
Property and equipment, net	1,954	2,536	2,617	1,897	1,028
Goodwill	39,621	23,869	20,412	3,950	—
Other assets	7,027	4,953	705	231	473

Total assets	$139,990	$127,703	$46,464	$26,859	$9,770

Current liabilities	$12,960	$7,636	$8,743	$12,165	$12,404
Non-current liabilities	851	843	—	—	—

Total liabilities	$13,811	$8,479	$8,743	$12,165	$12,404

Minority interests	3,359	605	—	—	—
Series A convertible preference shares (nil, nil, 16,924,497, 12,347,966 and nil shares issued and outstanding as of December 31, 2006, 2005, 2004, 2003 and 2002, respectively)	—	—	17	12	—
Ordinary shares (2,162,031,740, 2,229,754,340, 1,186,672,000, 1,176,000,000, nil and nil shares issued and outstanding as of December 31, 2006, 2005, 2004, 2003 and 2002, respectively)	108	111	59	59	—
Other shareholders’ equity (deficiency)	122,712	118,508	37,645	14,623	(2,634)

Total liabilities, minority interests and shareholders’ equity	$139,990	$127,703	$46,464	$26,859	$9,770

Other Historical Condensed Consolidated Financial Data:
Gross profit margin
2G services	24.4%	31.9%	52.8%	66.0%	43.5%
2.5G services	46.4	58.5	61.0	50.9	—
Recorded music	42.7	—	—	—	—
Software and system integration services	19.6	79.4	38.9	22.6	1.9
Total gross profit margin	35.4	52.0	54.5	53.1	25.4
Income (loss) from operations	4.9	26.6	32.8	21.3	(23.6)
Net profit (loss) margin	8.3	29.8	32.3	19.7	(27.0)
Depreciation	$1,580	$1,461	$1,335	$858	$652
Amortization	1,901	478	651	276	142
Capital expenditure	957	1,289	1,871	1,388	441

Exchange Rate Information

We present our historical consolidated financial statements in U.S. dollars. In addition, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi include a U.S. dollar equivalent solely for the convenience of the reader. Except as otherwise specified, this pricing information and these contractual amounts are translated at RMB7.8087 = US$1.00, the prevailing rate on December 31, 2006. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see note 2(l) to our audited historical consolidated financial statements.

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

The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB7.6666 = US$1.00 on June 8, 2007. The following table sets forth, for the period indicated, information concerning the number of Renminbi for which one U.S. dollar could be exchanged based on the noon buying rate for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

	Noon Buying Rate RMB per US$1.00
	High	Low
December 2006	7.8350	7.8041
January 2007	7.8127	7.7705
February 2007	7.7632	7.7410
March 2007	7.7454	7.7232
April 2007	7.7345	7.7090
May 2007	7.7065	7.6463
June 2007 (as of June 8)	7.6666	7.6377

The following table sets forth the average noon buying rates between Renminbi and U.S. dollars for each of 2002, 2003, 2004, 2005 and 2006, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate RMB per US$1.00
2002	8.2772
2003	8.2771
2004	8.2768
2005	8.1826
2006	7.9579

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

RISKS RELATED TO OUR COMPANY

Risks Related to Our wireless value-added Services

We depend on China Mobile and China Unicom, the two principal mobile operators in China, for the major portion of our revenue, and any loss or deterioration of our relationship with China Mobile and China Unicom may result in severe disruptions to our business operations and the loss of a major portion of our revenue.

We offer our services over mobile networks to consumers through the two principal mobile operators in China, China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom, which service the major portion of China’s approximately 461 million mobile phone subscribers as of December 31, 2006. To a much lesser extent, we also offer our services to consumers through China Network Communications Corporation, or China Netcom, and China Telecommunications Corporation, or China Telecom. These companies are owned by the Chinese government and have publicly listed subsidiaries. Our agreements with these operators and their provincial affiliates are non-exclusive, and have a limited term (generally one year for China Mobile and one or two years for China Unicom). We usually renew these agreements or enter into new ones when the prior agreements expire, but on occasion the renewal or new agreements can be delayed by periods of one month or more.

If either China Mobile or China Unicom ceases to continue to cooperate with us, it would be impossible to find appropriate replacement mobile operators with the requisite licenses and permits, infrastructure and customer base to offer our wireless value-added services. We derived approximately 59% of our combined 2G and 2.5G services revenue from China Mobile, 34% from China Unicom, 6% from China Telecom and 1% from China Netcom in 2006. In addition, the Chinese government has extensive involvement in determining the structure of the telecommunications industry in China. During the development of this industry, changes in government policy have resulted in major restructurings of the telecommunications operators, including the establishment of new operators and the combination of all or part of existing operators. Any significant restructuring of any segment of the telecommunications industry in China, including in particular China Mobile, China Unicom or any other mobile operators in China and the potential combination of the mobile operations of various mobile operators in China, could significantly affect these relationships, our operations and our revenues.

Due to our reliance on China Mobile and China Unicom for our wireless value-added services, any loss or deterioration of our relationship with them, due to their own business decisions or government-imposed restructurings, may result in severe disruptions to our business operations and the loss of a major portion of our revenue.

The termination or alteration of our various agreements with China Mobile, China Unicom and their provincial affiliates would materially and adversely impact our revenue and profitability.

Given the dominant market position of China Mobile and China Unicom, our leverage with these mobile operators is limited in terms of negotiating agreements, resolving disputes or otherwise. In particular, our agreements with them can be terminated in advance, penalties may be imposed or other parts of our services may be suspended or terminated, and approval for our new services may be delayed for a variety of reasons which vary among the individual agreements with the mobile operators, including, for example, where we breach our obligations under the agreements, a high number of customer complaints are made about our services or we cannot satisfy the operational or financial performance criteria established by the applicable mobile operator.

We may also be compelled to alter our agreements with these mobile operators in ways which adversely affect our business, such as by limiting the services we can offer or imposing other changes that limit the revenue we can derive from such agreements. In certain provinces, China Unicom recently entered into new contracts with service providers in which it changed the share percentages it retained for customer payments. For example, where in the past service providers would receive 85% of a payment from a customer purchase and China Unicom would retain 15%, China Unicom has changed the share percentage of customer payments that service providers may retain to 70%. We may not be able to adequately respond to any such changes because we are not able to predict if the mobile operators will unilaterally amend our contracts with them.

Unilateral changes in the policies of China Mobile and China Unicom and in their enforcement of their policies have resulted in service suspensions and our having to pay additional charges to the mobile operators, and further changes could materially and adversely impact our revenue and profitability in the future.

China Mobile and China Unicom have a wide range of policies and procedures regarding customer service, quality control and other aspects of the wireless value-added services industry. As the industry has evolved over the last several years, the mobile operators have refined these policies to improve overall service quality and increase customer satisfaction. For example, in July 2006 China Mobile introduced new policies which require extended free trial periods for wireless value-added services, new billing reminders for new and existing monthly subscribers and positive user confirmations for conversion of per-message subscriptions to monthly subscriptions. These new policies negatively affected our results of operations in the second half of 2006. In addition, in the last several years, acting under the guidance of China’s Ministry of Information Industry, or the MII, the mobile operators have begun enforcing their customer service policies more rigorously than in the past and have initiated steps to improve customer service. This rigorous enforcement has resulted in a number of severe penalties being imposed on us and other participants in the market. Penalties have included precluding service providers from offering certain services over a mobile operator’s network or from offering new services for a fixed period.

We may not be able to adequately respond to these or other developments in mobile operator policies, or changes in the manner in which such policies are enforced. Furthermore, because the mobile operators’ policies are in a state of flux at this time and they are highly sensitive to customer complaints (even if the complaints may not have a bona fide basis), we cannot be certain that our business activities will always be deemed in compliance with those policies despite our efforts to so comply. Accordingly, we may be subject to monetary penalties or service suspensions or both, even for conduct which we believed to be permissible. In January 2006, China Mobile downgraded all of the Wireless Application Protocol (WAP) services of Beijing Enterprise Network Technology Co., Ltd. (“Beijing Network”), one of our affiliated Chinese entities, to the bottom of its WAP menu and temporarily suspended the approval of all of its new services due to improper promotion of one of its WAP services. In addition, Hurray! Solutions, another of our affiliated Chinese entities, was charged a fine of approximately RMB5.7 million ($0.7 million) by China Unicom for improper delivery of one of its Short Messaging Services (SMS) services to users. Finally in April 2006, China Unicom imposed a fine of RMB3.0 million ($0.4 million) on our affiliated Chinese entity, Beijing Hutong Wuxian Technology Co., Ltd. (“Beijing Hutong”), for violating a China Unicom billing policy by one of its WAP services. The WAP service was also suspended. Any future noncompliance with the mobile operators’ policies by us, whether inadvertent or not, could result in a material and adverse effect on our revenue and profitability.

In addition, China Mobile has implemented a new “double confirmation” policy which requires consumers to confirm their purchases of value-added services by replying to a message from the operator. Without confirmation, the service will not work and we cannot receive payment. This new policy adversely affects our sales of such services.

Our 2.5G revenues were negatively affected in 2006 by the slow growth of China Unicom’s WAP business. If this trend continues or the mobile operators in China experience slow or negative growth in their wireless value-added services user base, our revenue and profitability could be materially and adversely affected.

Revenues from 2.5G value-added services declined from $35.9 million for fiscal year 2005 to $29.9 million for fiscal year 2006, representing a decline of 16.7%. Our 2.5G value-added services have not grown in part because of China Unicom’s decision to delay expanding capacity or building out 2.5G mobile networks into 2007 pending anticipated receipt of 3G licenses. If this market does not grow and evolve in the manner or in the timeframe that we anticipate, we may not be able to generate significant sustainable revenues from our 2.5G business. Such delay has negatively affected revenue from our VASPro Software as noted under “Risks Related to our Software Products.”

The Chinese government, China Mobile or China Unicom may prevent us from distributing, and we may be subject to liability for, content that any of them believe is inappropriate.

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

China Mobile and China Unicom also have their own policies regarding the distribution of inappropriate content by wireless value-added service providers and have punished certain providers for distributing inappropriate content through the imposition of fines and service suspensions. Some of those providers indicated that the mobile operators informed them that certain of their content was construed as too adult-oriented or sexually suggestive. In addition, in June 2004, along with other participants in our industry, we received information and guidance from China Mobile and China Unicom regarding what they consider to be inappropriate content for wireless value-added services. In response, we reviewed our services and removed certain interactive voice response, or Interactive Voice Response (IVR), and picture downloads in order to comply with such information and guidance. There can be no assurance that we will not receive future guidance that could compel us to further alter our services.

The appropriateness or inappropriateness of WAP and IVR content is a relatively new concept in China. Most importantly, the determination that content is deemed to be inappropriate is inherently subjective, and is subject to the interpretation of the governmental authorities and mobile operators in China. Their standards are generally more restrictive than those applied in many other countries like the United States. Accordingly, while we intend to comply with all applicable rules regarding wireless content, it may be very difficult for us to assess whether any particular content we offer that could be construed by the mobile operators as inappropriate under current regulations in China. Any penalties imposed on us by the mobile operators for the content of our services could result in a material and adverse effect on our revenue, profitability and reputation.

China Mobile and China Unicom may impose higher service or network fees on us for their own business purposes or if we are unable to satisfy customer usage and other performance criteria, which could reduce our gross margins.

Fees for our wireless value-added services are charged on a monthly subscription or per-use basis. As provided in our network service agreements, we rely on China Mobile and China Unicom for both billing of and collection from, mobile phone users of fees for our services. As noted above under “— The termination or alteration of our various agreements with China Mobile, China Unicom and their provincial affiliates would materially and adversely impact our revenue and profitability,” our negotiating leverage with the mobile operators is limited. As a result, the mobile operators could unilaterally for their own business purposes amend our agreements with them to increase the service or network fees that they retain from the revenues generated by our wireless value-added services.

In addition, under these agreements, these service fees in some cases rise if we fail to meet certain customer usage, revenues and other performance criteria. Moreover, for 2G services, to the extent that the number of messages sent by us over China Mobile’s and China Unicom’s network exceeds the number of messages our customers send to us, we must pay per message network fees, which decrease in several provinces as the volume of customer usage of our services increases. The number of messages sent by us will exceed those sent by our users, for example, if a user sends us a single message to order a game but we in turn must send that user several messages to confirm his or her order and deliver the game itself. We cannot be certain that we will be able to satisfy any performance criteria in the future or that the mobile operators will keep the criteria at their current levels. Any increase in China Mobile’s or China Unicom’s service or network fees could reduce our gross margins.

If either China Mobile or China Unicom change their practices with regard to how service selections appear on their WAP portals, the revenue from our services, and thus our overall financial condition, could be materially and adversely affected.

The current practice of both China Mobile and China Unicom is to place the most popular WAP services at the top of the menu on the first page of the list of services available in each service category on their WAP portals. Services at the top of the menu are more accessible to users than other services and, in our experience, are more frequently accessed than those services lower on the menu. This effectively reinforces the position of the most popular services. The placement of services on these menus creates significant competitive advantages for the top-ranked services and significant challenges for newer and less popular services. We believe that our prominent position on the WAP portals of the two principal mobile operators in China historically helped us maintain our position in the market. If either China Mobile or China Unicom changes its current practices so that the most popular services are not those that are the most accessible to customers, restricts the number or type of services a service provider is permitted to place on service menus or adopts new interface technologies that eliminate the current service menus, our services could become more difficult for users to access and could, therefore, become less popular. In addition, as discussed under the heading “— Unilateral changes in the policies of China Mobile and China Unicom and in their enforcement of their policies have resulted in service suspensions and our having to pay additional charges to the mobile operators, and further changes could materially and adversely impact our revenue and profitability in the future,” China Mobile downgraded the WAP services of Beijing Network to the bottom in its WAP menu in January 2006 for improper promotion of its WAP services. Such downgrade or any of the foregoing changes, if they occur, will likely materially and adversely affect the revenue from our services, and thus our overall financial condition.

Our revenue from wireless value-added services may be adversely affected by China Unicom or China Mobile providing their own full portfolio of 2G and 2.5G services that compete with our services.

In 2006, China Mobile began operating its own music WAP portal and procuring music content from music companies directly. Our revenues as a service provider have been adversely affected by this development, although some of this effect has been mitigated by China Mobile procuring music content from our affiliated music companies. Our business would likely be adversely affected if China Unicom or China Mobile or both decide to provide additional 2G and 2.5G services to mobile phone users which compete with our services. In that case, we would not only face enhanced competition, but could be partially or completely denied access to the networks of these mobile operators which would adversely affect our revenue from wireless value-added services.

The popularity of our 2G and 2.5G services, and therefore revenues from these services and our profitability, would be adversely affected if our competitors offer more attractive and engaging services or our services are rendered obsolete by the introduction of newer technologies such as 3G.

The wireless value-added services market is highly competitive, and our competitors may offer new or different services which are more popular than our 2G and 2.5G services. Moreover, our services could be rendered obsolete by the introduction of newer technologies such as 3G mobile networks. The PRC government has not as yet granted any licenses for 3G mobile networks to any mobile operators, and it is not clear when such licenses will be granted. Although we are planning to transition our 2.5G services to 3G services when 3G licenses are awarded and 3G mobile networks are launched, it is difficult to predict the development of new mobile technologies or the types of services that will be popular on any new mobile networks. Accordingly, we cannot be certain whether any services we offer which are compatible with such new technologies will be successful.

China Mobile and China Unicom allow us to offer our services over their networks only if we achieve minimum customer usage, revenues and other criteria, and our revenues from 2.5G services depend in particular on our ability to meet those criteria to keep our services among the most popular offered through the mobile operators.

If we fail to achieve minimum customer usage, revenues and other criteria imposed by China Mobile or China Unicom at its discretion from time to time, our services could be excluded from the applicable mobile operator’s entire network at a provincial or national level, or we could be prevented from introducing new services. In addition, we believe that the success of our 2.5G services depends significantly on whether our services appear at the top of the menu on the first page of the list of services available in each service category on the mobile operators’ WAP portals. The ranking of services on these WAP page menus depends on the satisfaction of performance criteria established by the mobile operators from time to time. If we are excluded from any mobile operator’s network or are not able to keep our 2.5G services at the top of the service lists on any mobile operator’s WAP pages due to performance problems, our wireless value-added services revenue would be substantially reduced, which would materially and adversely affect our overall financial condition and the market price of our ADSs.

We must rely on China Mobile and China Unicom to maintain accurate records of fees paid by users of our services, deduct service and network fees due to them and pay us fees due to us. Errors in record-keeping by the mobile operators could adversely affect our profitability and the market price of our ADSs.

We must rely on China Mobile and China Unicom to maintain accurate records of the fees paid by users and deduct the service and network fees due to them under our network service agreements. Specifically, the mobile operators provide us with monthly statements for our 2G services that do not provide itemized information regarding amounts paid for each of our services or calculations of the service and network fees. As a result, monthly statements that we have received from the mobile operators for our 2G services cannot be reconciled to our own internal records for the reasons discussed under “— China Mobile and China Unicom do not supply us with detailed information on billing and transmission failures, revenues, service or network fees or other charges, particularly with respect to our 2G services, and accordingly, it is difficult to analyze the factors affecting our financial performance.” In addition, we have only limited means to independently verify the information provided to us with respect to such 2G services because we do not have access to the mobile operators’ internal records. Rather, we can only seek consultations with the mobile operators to discuss the reasons for any discrepancies.

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

Our dependence on the billing records of China Mobile and China Unicom may adversely affect our ability to record, process, summarize and report revenue and other information regarding our wireless value-added services. Any inaccuracies in our records and public reports could adversely affect our ability to effectively manage our business and the market price of our ADSs.

We maintain controls and procedures to ensure that financial and non-financial information regarding our business is recorded, processed, summarized and reported in a timely and accurate manner. However, as noted in the prior risk factor, we depend on the billing records of China Mobile and China Unicom and have only limited means to independently verify information provided by them. If the information they provide us is incorrect or incomplete, then our own internal records will also be incorrect or incomplete. Our business could be adversely affected if our management and board of directors make decisions based on deficient internal information, such as strategic initiatives involving new wireless value-added services. Moreover, it is possible that, if information provided to us by the mobile operators were not correct or complete, our public reports could also be deficient, which could adversely affect the market price of our ADSs.

We recognize revenue for a portion of our 2G services on an accrual basis, based on an internal estimation process which involves the use of estimates of monthly revenues to the extent we are unable to obtain actual figures from the mobile operators before we finalize our financial statements, which could in turn require us to make adjustments to our financial statements.

Our financial statements through December 31, 2003 reflected our actual revenues as they appear on the mobile operators’ statements. However, starting from 2004, we recognized revenue for a portion of our 2G services (as well as for a smaller portion of our 2.5G services) on an accrual basis and plan to do so in the future as necessary in order to report our quarterly earnings on a timely basis. This involves the use of estimates of monthly revenues based on our internal records for the month and prior monthly confirmation rates with the mobile operators in prior months if we are unable to obtain actual figures from the mobile operators before we finalize our financial statements. We expect the effect of these estimates on our financial results will be more significant on our quarterly results of operations than on our annual results, as we are less likely to receive confirmation on all of our 2G revenues before we disclose our quarterly results. To the extent that our revenues have not been confirmed by the mobile operators for any reporting period, we will need to adjust our revenues in the subsequent periods in which these revenues are confirmed. Actual revenues may differ from prior estimates when unexpected variations in billing and transmission failures occur. Recognizing revenues on an accrual basis could potentially require us to later make adjustments to our financial statements if the mobile operators’ billing statements and cash payments are different from our estimates, which could adversely affect our reputation and the market price of our ADSs.

Our revenues and cost of revenues for 2G services, and to a lesser degree 2.5G services, are affected by billing and transmission failures and other discrepancies which are often beyond our control.

We do not collect fees for our services from China Mobile and China Unicom in a number of circumstances, including if:

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

These situations are known in the industry as billing and transmission failures, and we do not recognize any revenues for services which are characterized as billing and transmission failures. Billing and transmission failures therefore significantly lower the revenues we record. The failure rate for 2G services can vary among the mobile operators, and by province, and also has fluctuated significantly in the past, ranging on a monthly basis from 0.5% to 9.1% of the total billable messages which are reflected in our internal records during 2006.

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

China Mobile and China Unicom do not supply us with detailed information on billing and transmission failures, revenues, service and network fees or other charges, particularly with respect to our 2G services, and accordingly it is difficult to analyze the factors affecting our financial performance.

China Unicom’s and China Mobile’s monthly statements to service providers, including our company, regarding the services provided through their networks currently do not contain information about billing and transmission failures, revenues, service and network fees or other charges or detailed information on a service-by-service basis, particularly with respect to our 2G services. While the mobile operators allow third party service providers such as our company to have access to their 2.5G transmission and billing systems, such access is limited and does not offer complete information on all fee calculations and other charges. Moreover, China Mobile and China Unicom have from time to time imposed penalty charges and service suspensions on us when they believe we have contravened their customer service policies. The information provided by the mobile operators does not, however, identify exactly which services caused the problem or the time period in which they occurred.

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

The services we offer and the prices we charge are subject to approval by China Mobile and China Unicom, and if requested approvals are not granted in a timely manner or approved services are suspended or terminated, our competitive position, revenue and profitability could be adversely affected.

We must obtain approval from China Mobile and China Unicom with respect to each 2G and 2.5G service that we propose to offer to their customers and the pricing for such service. In addition, any changes in the pricing of our existing services must be approved in advance by these operators. There can be no assurance that such approvals will be granted in a timely manner or at all. Failure to obtain, or a delay in, obtaining such approvals could place us at a competitive disadvantage in the market and adversely affect our revenue and profitability. In addition, the recent more rigorous enforcement of customer service policies by China Mobile and China Unicom could result in heightened scrutiny of our existing or proposed services and pricing by the mobile operators. This could, in turn, result in delays in their approving new services, our failure to obtain approval for new services or suspensions (such as the service suspensions we received in January and April 2006) or termination of all or part of our existing services or reductions in approved pricing of our services. The occurrence of any of these actions could materially and adversely affect our revenues.

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

The Chinese government has granted licenses to offer limited mobility wireless telecommunications services (or “little smart) in China to China Telecom and China Netcom, two operators with which we have only begun developing relationships, and may grant such licenses to other parties with which we have not yet developed close relationships. If China Telecom, China Netcom or other parties receiving licenses in the future are successful in the wireless value-added services market, but we are unable to continue developing deeper cooperative relationships with such parties, our revenue and overall financial condition could be adversely affected.

The Chinese government has granted licenses to offer limited mobility wireless telecommunications services in China to China Telecom and China Netcom. We have begun to develop limited business relationships with China Telecom and China Netcom, but such relationships are not as close as the ones we have developed with China Mobile and China Unicom. As a result, if we are unable to develop closer cooperative relationships with such operators, our revenue and overall financial condition could be adversely affected if they take market share from China Mobile and China Unicom.

The Chinese government may also grant such licenses to other parties besides China Unicom, China Mobile, China Netcom and China Telecom, although the timing of such grants is unclear. As a result, if any other parties receive wireless telecommunications licenses and are successful in the wireless value-added services market, but we are unable to develop closer cooperative relationships with them, our revenue and overall financial condition could be adversely affected if they take market share from China Unicom, China Mobile, China Telecom and China Netcom. It is also possible that such parties receiving wireless telecommunications licenses may decide to offer wireless value-added services created by themselves, rather than by third party service providers such as our company. In that case, we would be in direct competition with those operators, and our revenue and overall financial condition could be adversely affected if we are not able to compete effectively against them.

Risks Related to our Music Business

The businesses of our affiliated music companies are subject to constantly changing consumer tastes.

In order to implement our strategy to enter the music development, production and distribution industry, we formed a new affiliated Chinese entity, Hurray! Digital Music Technology Co., Ltd. (“Hurray! Digital Music”) in November 2005, whose name was changed to Hurray! Digital Media Technology Co., Ltd. (“Hurray! Digital Media”). In November 2005, Hurray! Digital Media agreed to acquire 60% of the equity interest in Beijing Freeland Wuxian Digital Music Technology Co., Ltd., whose name was subsequently changed to Beijing Hurray! Freeland Digital Music Technology Co., Ltd. (“Freeland Music”) to which certain entities of the Freeland Group, a group of affiliated companies in China engaged in the production and distribution of audio and visual products, contributed their respective music businesses. In December 2005, Hurray! Digital Media acquired 51% of the equity interest in Beijing Huayi Brothers Music Co., Ltd. (“Huayi Brothers Music”), a subsidiary of Huayi Brothers Group. In November 2006, Hurray! Digital Media agreed to acquire 30% of the equity interest in New Run Entertainment Co., Ltd. (“New Run”). In March 2007, Hurray! Digital Media agreed to acquire 65% of the equity interest in Beijing Secular Bird Culture and Art Development Center (“Secular Bird”). These four companies have been successful top-tier domestic independent record companies in China which engage in artist development, music production and music distribution.

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

The future success of our affiliated music companies depends on their ability to continue to develop recorded music that is interesting and engaging to our target audience, primarily users of the Internet and wireless value-added services. If our audience determines that the content does not reflect its tastes, then our audience size could decrease, which would adversely affect our results of operations. The ability of Freeland Music, Huayi Brothers Music, New Run and Secular Bird to develop compelling content depends on several factors, including the following:

•	technical expertise of their production and recording staff,

•	popularity of the artists of our affiliated music companies,

•	access to songs or songwriters, and

•	effectiveness of online and offline marketing and promotional activities.

Furthermore, our affiliated music companies must invest significant amounts for product development prior to the release of any product. These costs may not be recovered if the release is unsuccessful. There can be no assurance that such products will be successful releases or that any product will generate revenues sufficient to cover the cost of product development. Because we are relatively inexperienced in the music industry, we cannot predict whether our efforts in this area will be successful.

Our affiliated music companies may unknowingly purchase or license songs which have already been, or may in the future be, sold or licensed to third parties, which could create costly legal disputes over intellectual property rights with such third parties and the songs’ authors or composers.

Freeland Music, Huayi Brothers Music, New Run and Secular Bird generally purchase or license songs for their artists from the original authors or composers of the songs. In China, original authors and composers sometimes license or sell their songs to multiple music companies without informing each such company. In that case, our affiliated music companies may unknowingly purchase or license songs that have already been, or may in the future be, licensed or sold to one or more third parties. As a result, disputes may arise between our affiliated music companies, third party music companies and original authors or composers over the rights to particular songs. Any such dispute may require our affiliated music companies to incur significant costs to investigate and resolve them, including potentially the payment of damages to third parties.

In addition, Freeland Music, Huayi Brothers Music, New Run and Secular Bird license and distribute songs to third parties such as providers of Internet and wireless value-added services, which then distribute the music content to their customers. Freeland Music, Huayi Brothers Music, New Run and Secular Bird may be subject to claims by such providers or any of their other customers if the customers suffer losses as a result of a dispute over the ownership of copyrights to songs provided to them.

Our affiliated music companies often enter into contracts with third parties on behalf of their artists. If those artists fail to satisfy the requirements under those contracts, our affiliated music companies may be subject to claims, which could expose them to significant costs and business disruption.

Freeland Music, Huayi Brothers Music, New Run and Secular Bird often enter into various types of contracts with third parties on behalf of their artists, including contracts relating to album publishing, advertising and promotional activities and public performances. If an artist fails to satisfy the requirements under any such contract for whatever reason (such as health problems), then our affiliated music companies may be deemed to have breached the relevant contracts. In that case, our affiliated music companies may be subject to claims for breach of contract by the counterparty to the contracts, which could expose them to significant costs and business disruption.

Revenue from our affiliated music companies may not grow as fast as expected due to continuing problems of copyright enforcement in China and retention of popular artists.

It can be difficult to enforce certain copyright protections in China. In particular, the music industry in China has suffered from serious piracy issues for many years. Our management estimates that for every dollar of copyrighted CD sales, there are approximately ten dollars of pirated CD sales in China. In addition, it can be difficult to retain artists who become popular and generate large revenue for us, given that such artists may decide to renegotiate with us or contract with other music content providers. This is a common problem faced by music companies in the PRC. The revenue generated from our affiliated music companies may continue to be adversely affected by the difficulty in enforcing copyrights and retaining popular artists, and therefore may not grow as fast as anticipated.

Risks Related to our Software Products

The market for our VASPro software is rapidly evolving and dependent on the growth of 2.5G and 3G services in China and elsewhere. We may not be able to generate significant sustainable revenues from this software if the market does not develop as we anticipate or we are unable to respond to new market developments promptly.

The market for our VASPro software, which allows 2.5G services to be offered through the mobile operators’ networks, is rapidly evolving. We may not be able to develop and introduce software, software enhancements or services that respond to market demands, technology developments, increased competition or industry standards on a timely basis, or at all. In addition, to date, our revenues from VASPro have been primarily derived from one-time licensing and maintenance fees paid by China Unicom based on the capacity of its platform in terms of number of users. Under our current agreements, we only generate additional software revenues if China Unicom adds capacity for additional users on its nation-wide WAP portal or we supply such software to additional China Unicom provincial offices. In 2006, our revenues from VASPro were significantly negatively affected by China Unicom’s decision to delay expanding capacity or building out 2.5G and 3G mobile networks into 2007 pending anticipated receipt of 3G licenses. If this market does not grow and evolve in the manner or in the timeframe that we anticipate, or if we are unable to respond to new market developments promptly, we may not be able to generate significant sustainable revenues from our software.

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

Selective acquisitions and strategic investments, such as the recent agreement to acquire Shanghai Saiyu Information Technology Co., Ltd. (“Shanghai Saiyu”) and investments in New Run and Secular Bird, form part of our strategy to further expand our business. Such companies may not be as successful as they have been in the past, and may also not perform as well as we expect. Moreover, the integration of such companies into our operations has required significant attention from our management. In particular, we must ensure that the relationships of our newly acquired wireless value-added service companies with the mobile operators are not disrupted by the acquisitions. In addition, our management must also devote significant resources to enhancing its knowledge of the music development, production and distribution business in China, with which we have limited experience. Future acquisitions will also likely present similar challenges.

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

With respect to our music business, we face significant competition from two groups of competitors. The first group consists of traditional record companies which are extending downstream to establish their own wireless value-added services or Internet services companies in China. Such competitors include international record companies and independent labels based in Hong Kong, Taiwan and mainland China, which have longer operating histories, larger music libraries and greater pools of popular artists in comparison to our affiliated music companies. The second group of competitors consists of wireless value-added services providers that focus on music-related products and have extended upstream to establish their own music production businesses in China.

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

Our future success is heavily dependent upon the continued service of our key executives, particularly certain members of the team which conducted the management buy-in of our company in June 2001, namely, Qindai Wang, our chairman and chief executive officer, Jesse Liu, our senior vice president and chief financial officer, and Haoyu Yang, our senior vice president in charge of music companies, as well as Shaojian (Sean) Wang, our president and chief operating officer since May 2006 and Jiang Wang, our senior vice president in charge of marketing and content sales since September 2006. Our future success is also dependent upon our ability to attract and retain qualified senior and middle managers to our management team. If one or more of our current or future key executives or employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business may be severely disrupted. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customers and suppliers and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into an employment agreement and a confidentiality, non-competition and non-solicitation agreement with us. As we believe is customary in our industry in China, we do not maintain key-man life insurance for any of our key executives.

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

We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. If the users base of our wireless value-added services increases or our affiliated music companies expand, we will need to increase our investment in our technology infrastructure, facilities and other areas of operations, in particular our product development, customer service and sales and marketing, which are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support could deteriorate and our business may suffer. For example, any such performance issue could prompt China Unicom, China Mobile, China Telecom or China Netcom to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:

•

develop and quickly introduce new wireless value-added services, adapt our existing services and maintain and improve the quality of all of our services, particularly as the market for 2.5G services evolves and matures,

•

effectively maintain our relationships with China Mobile and China Unicom, enhance our relationships with China Telecom and China Netcom and establish new relationships with any other recipients of mobile licenses in China so that we are able to offer wireless value-added services over their networks and induce them to purchase our VASPro software,

•	attract and retain popular artists for our music businesses,

•	continue training, motivating and retaining our existing employees, including our senior management, and attract and integrate new employees,

•	develop and improve our operational, financial, accounting and other internal systems and controls, and

•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.

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

We do not have any direct ownership interest in our affiliated Chinese entities but have entered into a series of agreements with these entities through which we intend to be able to assert a degree of control and management. In addition, we control Hurray! Digital Media through three of our affiliated Chinese entities, Hurray! Solutions, Beijing Network and Beijing Hutong. It is possible that the relevant Chinese authorities could, at any time, assert that our agreements with our affiliated Chinese entities or any portion or all of the existing or future ownership structure and businesses of each of our company, our wholly-owned subsidiary, Hurray! Times Communications (Beijing) Ltd. (“Hurray! Times”), or our affiliated Chinese entities violate existing or future Chinese laws, regulations or policies. It is also possible that the new laws or regulations governing the telecommunication or Internet sectors in China that have been adopted or may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our, Hurray! Times’ or our affiliated Chinese entities’ current or proposed businesses and operations. In addition, these new laws and regulations may be retroactively applied. If any of our company, Hurray! Times and our affiliated Chinese entities is found to be in violation of any existing or future Chinese laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including, without limitation, the following:

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

Except for a certain amount of cash held by Hurray! Holding (approximately $48 million as of December 31, 2006), we have no significant assets other than our equity interest in Hurray! Times. We are a holding company, and we rely principally on dividends from Hurray! Times and technical consulting and service fees, license fees and other fees paid to Hurray! Times by our affiliated Chinese entities for our cash requirements, including any debt we may incur. We are likely to lose all of our sources of funds if

Hurray! Times is restricted from paying dividends to us. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations, which in turn restricts our ability to receive these revenues.

The principal differences between net income under Chinese accounting standards and US GAAP relate to pre-operating costs, stock-based compensation and deferred taxes. Pre-operating costs are expensed when incurred under US GAAP, while they are amortized over five years under Chinese accounting standards. Stock-based compensation and deferred taxes are not recognized under Chinese accounting standards. Under Chinese law, Hurray! Times is also required to set aside a portion of its after-tax profit calculated under PRC generally accepted accounting principles, or PRC GAAP, for which the legal minimum requirement is 10%, to a non-distributable general reserve fund beginning in its first profitable year after offsetting prior year’s cumulative losses and to certain other non-distributable funds at an amount determined by Hurray! Times. The amount of reserves was nil as of December 31, 2006 since Hurray! Times incurred an operating loss in 2006. This reserve fund can only be used for specific purposes and is not distributable as cash dividends. If further restrictions on payments of dividends by our subsidiary are implemented under Chinese law, we may not be able to access our internal source of funds.

Our revenues may fluctuate significantly and may adversely affect the market price of our ADSs.

Our revenues and results of operations have varied in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation are outside our control. Steady revenues and results of operations will depend largely on our ability to:

•	attract and retain users in the increasingly competitive wireless value-added services market in China,

•	maintain and grow our 2G and 2.5G market share and revenues, and when launched, successfully offer 3G services,

•	successfully implement our business strategies, including integrating our recent strategic acquisitions with our existing core business, and

•	update and develop our services, technologies and content, including our VASPro software, which is highly complex.

Because the wireless value-added services industry in China is new and rapidly evolving, our experience in the music industry is limited and our business has experienced significant volatility in terms of financial results as a result of the factors stated above, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the market price of our ADSs to decline.

We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.

We believe the copyrights, service marks, trademarks, trade secrets and other intellectual property we use are important components of our wireless value-added services. In addition, our software products are highly complex and involve proprietary software source code and know-how. Our affiliated music businesses are also substantially dependent on their ability to protect their rights over their music content. Any unauthorized use of such intellectual property by third parties may adversely affect our current and future revenue from such services and software, as well as our reputation. For example, rampant piracy in China has negatively affected offline sales of CDs and tapes by our affiliated music companies, and if piracy becomes a problem in online distribution channels, their financial results would be further materially adversely affected. We rely primarily on the intellectual property laws and contractual arrangements with our employees, clients, business partners and others to protect such intellectual property rights. Third parties may be able to obtain and use such intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in the Internet, wireless value-added and music industries in China is uncertain and still evolving, and these laws may not protect intellectual property rights to the same extent as the laws of some other jurisdictions. In particular, the intellectual property law in China is less developed than in the United States and, historically, China has often not protected private parties’ intellectual property rights to the same extent as such parties might enjoy in the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, overall financial condition and results of operations.

Due to the fact that we aggregate content and applications for our wireless value-added services, and because our services may be used for the distribution of information through, for example, our wireless community services, claims may be filed against us for defamation, negligence, copyright or trademark infringement or other violations. In addition, third parties could assert claims against us for losses in reliance on information distributed by us. For example, if we are found to have infringed any intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative intellectual property. We receive numerous threats of infringement claims, often in the form of demand letters. Claims are typically made by music companies or other service providers. One recent lawsuit was settled and one is still pending in court. While the vast majority of such claims do not develop beyond the demand letter stage and do not ultimately result in liability to us, we may also incur significant costs in investigating and defending such claims. We have not purchased liability insurance for these risks.

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

We believe that we were a passive foreign investment company for 2006 and are likely a passive foreign investment company for the current taxable year of 2007, which could result in adverse U.S. federal income tax consequences to U.S. investors.

We may be classified as a passive foreign investment company (“PFIC”) by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will be subject to increased tax liabilities under U.S. tax laws and regulations and will be subject to U.S. tax reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is passive income, or (b) 50% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income.

We believe that we were a PFIC for 2006 and are likely a PFIC for the current taxable year of 2007. Accordingly, the adverse U.S. federal income tax consequences described above could apply to you if you are a U.S. investor. Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to our status as a PFIC. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see “Taxation” below.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (2004 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law in this area may not be as clearly established as they would be under statutes or judicial precedent in existence in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate laws. Moreover, our company could be involved in a corporate combination in which dissenting shareholders would have no rights comparable to appraisal rights which would otherwise ordinarily be available to dissenting shareholders of United States corporations. Also, our Cayman Islands counsel is aware of only a few reported cases of derivative actions having been brought in a Cayman Islands court. Such actions are ordinarily available in respect of United States corporations in U.S. courts. Finally, Cayman Islands companies may not have standing to initiate shareholder derivative actions before the federal courts of the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests may be limited if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.

All participants of our existing equity compensation plans who are PRC citizens may be required to register with the State Administration of Foreign Exchange of the PRC, or SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors and employees and other parties under PRC law.

On April 6, 2007, the capital account department of SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company, Hui Zong Fa [2007] No. 78),” or Circular 78. It is not clear at this time whether Circular 78 covers all forms of equity compensation plans, including restricted purchase share awards granted by us, or only those which provide for the granting of stock options. For any plans which are so covered and are adopted by a non-PRC listed company such as our company after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings by July 5, 2007 if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. We believe that the registration and approval requirements contemplated in Circular 78 are burdensome and time consuming.

Circular 78 has not yet been made publicly available nor formally promulgated by SAFE, however, it is our understanding that SAFE has begun enforcing its provisions, although we cannot predict whether it will continue to enforce it or adopt additional or different requirements with respect to equity compensation plans. If it is determined that our equity compensation plans are subject to Circular 78, failure to comply with such provisions may subject us and the participants of our equity compensation plans who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our personnel which is currently a significant component of the compensation of many of our PRC employees, as a result of which our business operations may be adversely affected.

Our business benefits from certain PRC government incentives. Expiration of, or changes to, these incentives and PRC tax laws could have a material adverse effect on our operating results.

Pursuant to the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”), Hurray’s PRC subsidiaries and variable interest entities are generally subject to enterprise income tax at a statutory rate of 33%, which comprises a 30% national income tax and a 3% local income tax. Some of Hurray’s subsidiaries and variable interest entities qualify as “high technology” enterprises, and under PRC Income Tax Laws, they are subject to a preferential tax rate of 15%. This classification entitles Hurray! Times to a three-year exemption from enterprise income tax commencing in 2003, followed by a 7.5% preferential tax rate for the succeeding three years and a 15% preferential tax rate thereafter. The three year income tax exemption commenced in 2000 for Hurray! Solutions, 2002 for WVAS Solutions, 2003 for Beijing Cool Young, Beijing Network and Beijing Palmsky, 2004 for Beijing Hutong, 2001 for Shanghai Magma and 2006 for Hurray! Digital Music and Freeland Music. Huayi Brothers Music is classified as a “new enterprise” and, accordingly, enjoys an exemption from both national and local enterprise income tax in 2005. It will be subject to a 30.0% national enterprise income tax and 3.0% local enterprise income tax thereafter. Hengji Weiye is subject to a 15% enterprise income tax. In addition, Hurray’s subsidiaries in the PRC are “foreign invested enterprises,” and under PRC Income Tax Laws, they are entitled to either a three-year tax exemption followed by three years with a 50% reduction in tax rate, commencing the first operating year, or a two-year tax exemption followed by three years with a 50% reduction in tax rate, commencing the first profitable year. These preferential tax arrangements will expire at various dates between 2006 and 2010.

On March 16, 2007, the National People’s Congress of the PRC adopted a new enterprise income tax law that imposes a single uniform income tax rate of 25% for most domestic enterprises and foreign-invested enterprises. This new law will be effective as of January 1, 2008. It contemplates various transition periods and measures for existing preferential tax policies, including a grace period for as long as five years for foreign-invested enterprises which are currently entitled to a lower income tax rate and continued implementation of preferential tax treatment with a fixed term until the expiration of such fixed term. In addition, under the new enterprise income tax law, foreign investors are not expressly exempted from the income tax on dividends from a foreign-invested enterprise, which exemption is currently available until the effectiveness of the new enterprise income tax law. Furthermore, the new law deems an enterprise established offshore but having its management organ in the PRC as a “resident enterprise” which will be subject to PRC tax on its global income. The term “management organ” has not yet been defined by the PRC government. The new enterprise income tax law empowers the State Council of the PRC to enact appropriate implementing rules and regulations. If the transition periods and measures for existing preferential tax policies are enacted as currently contemplated, any preferential tax treatment enjoyed by our subsidiaries and affiliated companies will terminate at the end of the grace period, which period may be eliminated or significantly shortened by the PRC government. In addition, the PRC government may treat us as a resident enterprise under the new enterprise income tax law, which would adversely affect our financial condition and results of operations. Moreover, our historical operating results may not be indicative of our operating results for future periods as a result of changes in applicable tax laws.

LEGAL RISKS RELATED TO WIRELESS AND INTERNET SERVICES

The telecommunication laws and regulations in China are evolving and subject to interpretation and will likely change in the future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties.

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

Each of our affiliates, Hurray! Solutions, Beijing Palmsky, Beijing Network, Hengji Weiye, Beijing Hutong and Shanghai Magma, has been granted an inter-provincial value-added telecommunication license by the MII that permits it to conduct inter-provincial operations. Our affiliate, WVAS Solutions, has been granted a value-added telecommunication service license issued by the local Beijing Municipal Telecommunications Administration Bureau. This license may not be sufficient to authorize WVAS Solutions to provide value-added telecommunication services on an inter-provincial basis. We cannot be certain that any local or national value-added telecommunication license requirements will not conflict with one another or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of this category of service, due to the lack of a comprehensive body of laws and regulations governing our 2G and 2.5G services. It is also possible that new national legislation might be adopted to regulate such services.

If we or our subsidiaries or affiliates are found to be in violation of any existing or future Chinese laws or regulations regarding our 2G and 2.5G services or Internet access which is discussed in the following risk factor, the relevant Chinese authorities have the power to, among other things:

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

Our affiliate, Hurray! Solutions, and some of our other affiliated Chinese entities operate Internet websites in China, which are one of the channels through which our services are offered. The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the MII, and the possibility of new laws or regulations being adopted have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese companies with Internet operations, including ours. In particular, the MII has stated that the activities of Internet content providers are subject to regulation by various Chinese government authorities, depending on the specific activities conducted by the Internet content provider. We cannot be certain that the commercial Internet content provider license issued by the relevant government agencies overseeing the telecommunications industry or any value-added telecommunication license held by Hurray! Solutions or our other affiliated Chinese entities will satisfy these requirements. Our failure to comply with applicable Chinese Internet regulations could subject us to severe penalties as noted in the prior risk factor.

In particular, regulatory and policy changes by MII and the mobile operators can be unpredictable and have caused operating channels to become increasingly unavailable for marketing and promotion. As a result, we have diversified our marketing and promotion channels and developed direct media advertising, Internet marketing alliances, handset vendor partnerships, as well as offline channels such as record stores and convenient stores. These new marketing and promotion methods can be costly and may not be entirely effective in developing new business, which in turn, may adversely affect our customer base and revenues.

RISKS RELATED TO DOING BUSINESS IN CHINA

A slowdown in the Chinese economy may slow down our growth and profitability.

The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any slowdown will not have a negative effect on our business. The Chinese government has, in the past, used macroeconomic tools and regulations to slow the rate of growth of the Chinese economy and may take similar measures in the future, the results of which are difficult to predict. The Chinese economy overall affects our profitability as expenditures for wireless value-added and music content services may decrease due to slowing domestic demand. More specifically, increased penetration of wireless value-added services in the less economically developed central and western provinces of China will depend on their achieving certain income levels so that mobile handsets and related services become affordable to a significant portion of the population. Moreover, sales of music content are substantially dependent on the level of discretionary consumer spending in China.

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

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the U.S. dollar has fluctuated daily within a narrow band, but overall has appreciated against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant fluctuation of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position and the price of our ordinary shares and ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiary in China would be reduced.

Item 4. Information About the Company

A. History and Development of the Company

We became an independent company in September 1999 when we were spun-off from UT Starcom Inc., a Nasdaq-listed company that manufactures telecommunication equipment in China. At that time, we focused on developing billing software and providing system integration services for telecommunications network operators in their fixed-line Internet infrastructure build-outs. In June 2001, members of our current management team conducted a management buy-in by purchasing a substantial equity interest in our company, at which time the team assumed management control of us with the purpose of developing products and services for 2.5G mobile networks. Prior to the management buy-in, a majority of the new management team had previously worked together in senior management positions at AsiaInfo, a Nasdaq-listed company and a leading provider of telecommunications software and system integration services in China.

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

As part of our strategy to enhance our growth through opportunistic acquisitions and strategic investments, we have completed the following in recent years:

•

In June 2004, we entered into an agreement to acquire 100% of the equity interest of Beijing Network, which offers 2.5G services through China Mobile. Beijing Network is 50% and 50% owned by two individuals in China, Li Xun and Hongmei Peng.

•

In March 2005, we entered into an agreement to acquire 100% of the equity interest of Beijing Hutong, which is an IVR service provider through China Mobile. Beijing Hutong is 50% and 50% owned by two individuals in China, Wenqian Xu and Yi Cai. In the same month, we also entered into an agreement to acquire 100% of the equity interest of Guangzhou Piosan Information Technology Co., Ltd. (“Guangzhou Piosan”), which is a provider of multimedia messaging services, or Multimedia Messaging Services (MMS), through China Mobile. After transferring all tangible and intangible assets and related liabilities of Guangzhou Piosan to Hurray! Solutions, we subsequently sold Guangzhou Piosan in February 2006 to streamline our corporate structure.

•

In September 2005, we entered into an agreement to acquire Beijing Hengji Weiye, which provides SMS services through China Mobile. Beijing Hengji Weiye is 50% and 50% owned by two individuals in China, Xiaoqing Guo and Hong Pan.

•

In December 2005, we agreed to acquire Shanghai Magma, which is a Java™ game developer and publisher in China. Shanghai Magma is 50% and 50% owned by two individuals in China, Yi Zhang and Aiqin Shang. For accounting purposes, we obtained effective control over Shanghai Magma in January, 2006, and began consolidating it into our financial statements from that date.

•

In February 2007, we agreed to acquire Shanghai Saiyu, which provides WAP, MMS, IVR and SMS services on China Mobile network throughout China. Shanghai Saiyu is 50% and 50% owned by two individuals in China, Yuqi Shi and Liang Ruan.

•

In November 2005, in order to implement our music strategy which is discussed below under “—Business Overview,” we formed a new affiliated Chinese entity, Hurray! Digital Music, whose name was changed to Hurray! Digital Media. Hurray! Digital Media is owned by three of our other affiliated Chinese entities, Hurray! Solutions, Beijing Hutong and Beijing Network. Subsequently, in November and December 2005 and November 2006, Hurray! Digital Media agreed to acquire 60% of the equity interest of Freeland Music, 51% of the equity interest of Huayi Brothers Music and 30% of the equity interest of New Run, respectively, three top-tier domestic independent record companies in China which engage in artist development, music production and music distribution. In March 2007, Hurray! Digital Media also agreed to acquire 65% of the equity interest in Secular Bird. For accounting purposes, we obtained effective control over Huayi Brothers, Freeland Music, New Run and Secular Bird in December 2005, January 2006, April 2007 and June 2007, respectively, which represent the dates on which we began to consolidate such entities into our financial statements.

B. Business Overview

Introduction

We are a leader in artist development, music production and offline distribution in China through our affiliated music companies Huayi Brothers Music, Freeland Music, New Run, and Secular Bird. We are also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the Internet. The company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services.

We also design, develop, sell and support service provisioning and management software, called VASPro, which enables mobile operators to manage a variety of functions, related to the sale of 2.5G services by third party service providers through mobile operators’ WAP portals.

Our Wireless Value-Added Services

We derive most of our revenues from wireless value-added services which include 2G services such as SMS, IVR, and RBT, and 2.5G services such as WAP, MMS, and Java™.

SMS Services

SMS is the largest and most mature wireless value-added service in China. It is the basic form of mobile messaging service and supported by substantially all mobile phone models currently sold. We have focused our activities in SMS on our strongest core services to maximize our revenues. Users can purchase our SMS services through the network of China Mobile and China Unicom by responding to our broadcast messages advertising our services, or sending us a request via SMS using a specific code. These core services are:

•	Chatting and other community services,

•	Interactive television entertainment, quizzes and contests, and

•	Games.

IVR Services

Our Interactive Voice Response (IVR) services, which are available on the networks of China Mobile, China Unicom, China Telecom and China Netcom, include chat services whereby users can chat with each other live over their mobile handsets in wireless public chat rooms. We believe this service is attractive to young mobile users in China as a cost-effective way to speak with their friends and to make new friends, although it may be less useful for business purposes because conversations in these chat rooms are open to anyone. Users can also utilize our IVR services to access music, greetings from famous Chinese celebrities, jokes and serial stories, such as detective stories, from their mobile phones or send this content to the mobile phones of their friends or others.

RBT Services

We offer Ring Back Tone (RBT) services on the networks of China Mobile, China Unicom and China Telecom. RBT services allow a mobile phone user to customize the sound that callers hear when ringing the user’s mobile phone. We offer a variety of entertaining content including pre-recorded messages, movie dialogues and soundtracks and a wide range of classical and popular music. RBT services are currently available on all 2G mobile phones, and we believe that they present significant growth potential. In particular, it is also one of the most effective platforms for mobile music products, which has become one of our strategic focuses.

WAP Services

We offer our Wireless Application Protocol (WAP) services through China Mobile’s and China Unicom’s networks. WAP allows users to browse content on their mobile phones so that users can request and receive information in a manner similar to accessing information on Internet web sites through personal computers. The majority of our 2.5G services are WAP services and include:

•	Ringtone downloads,

•	Picture downloads,

•	Community services,

•	Games,

•	Pop culture,

•	News and finance, and

•	Personal information management service.

MMS services

We offer Multimedia Messaging Services (MMS) on China Mobile and China Unicom’s networks. MMS is a messaging service that allows multimedia content such as ringtone and pictures to be transmitted in a single message, compared to simple text via SMS. MMS can be downloaded on many 2.5G mobile phones in China, and is an effective way for mobile users to send and receive messages that contain sizeable multimedia content such as ringtones, pictures and animation.

Java™ Games.

We offer a range of in-house developed games based on the Java™ platform, which offers an effective way to create sophisticated 2.5G games. In April 2004, we launched our first Java™ game through China Mobile’s WAP portal. In the fourth quarter of 2005, we agreed to acquire Shanghai Magma, a top tier Java™ game developer and publisher in China. Shanghai Magma has over 200 titles of Java™ games and has a large pipeline of new games under development. This acquisition has enabled us to become one of the leaders in China in Java™ game development and publishing. We anticipate that the popularity of Java™ games will accelerate in the next several years, especially after the launch of 3G services. In 2006, we launched 47 new titles on China Mobile’s game portal, including “Explorer”, “Magma Millionaire in Shanghai”, “Sword of Fairy”, and “Mice Love Rice.”

We distribute, market and promote our wireless valued-services via a diverse range of channels and platforms. Traditionally, we focused on marketing directly through mobile operator’s provided services such as SMS and WAP. Due to regulatory and policy changes by the MII and the mobile operators, operator channels have become increasingly unavailable and subject to sudden changes in policies by the mobile operators. Since 2005, we have diversified our marketing and promotion channels and developed direct media advertising, Internet marketing alliances, handset vendor partnerships, as well as offline channels such as record stores and convenient stores. Although these new marketing and promotion methods can be costly, we believe that marketing diversification has helped reduce our dependency on using operators to promote our wireless value-added services and provides new methods to expand our business.

Our Music Development, Production and Distribution Business

The music industry in China has suffered from serious piracy issues for many years. Our management estimates that for every dollar of copyrighted CD sales, there are approximately ten dollars of pirated CD sales in China. Consequently, the industry is relatively small and fragmented, with over one hundred record companies of various sizes in China. Our management further estimates that major international record companies such as Warner Music, Universal, EMI and Sony BMG accounted for approximately 30% of the market in China in terms of revenues in recent years, approximately one dozen Hong Kong- and Taiwan-

based independent labels such as Empire International, Rock Music, Linfair, H.I.M and Ocean Butterfly accounted for approximately 20% of the market, six top tier domestic independent labels such as Taihe Rye, Huayi Brothers Music, the Freeland Group, Zhushu and New Run accounted for approximately 20% of the market, and approximately eighty second or third tier domestic independent labels accounted for the remaining 30% of the market. Due to piracy issues, record companies in China have traditionally relied on revenues not only from CD sales, but also from concert tours and corporate sponsorship.

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

Because music-related products are representing an increasingly significant portion of our total wireless value-added services revenues and we have been licensing more and more music rights from record companies in China, we determined to become the first wireless value-added service provider to make a significant upstream investment in the music business by acquiring controlling or significant stakes in top tier local independent record companies in China. Since the fourth quarter of 2005, we acquired 51% of Huayi Brothers Music, 60% of Freeland Music, 30% of New Run, and 65% of Secular Bird. Freeland Music is a pioneer in China in developing Internet-based singing talents and distributing their music through offline CD distribution as well as through Internet and mobile distribution. Huayi Brothers Music is well known in China for movie and music production. New Run is well known for finding and developing new artists and music in China. Secular Bird has a relatively short history but has been successful in identifying and developing promising artists and producing top hit music. The acquisition of local independent record labels is an important part of our strategy to focus on building digital and mobile music production and distribution expertise and capabilities.

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

We assisted China Unicom in designing and building its WAP portals and are the sole provider of service provisioning and management software to China Unicom for its nation-wide WAP portal and to 12 of its provincial-level operators in key coastal and southern provinces. VASPro supported 100% of China Unicom’s WAP users on its nation-wide portal and more than 60% of its WAP users on provincial portals. Phases I, II, III and IV of the implementation of VASPro were completed in 2002, 2003, 2004 and 2005, respectively, and supported 0.5, 1.5, 5.0 and 15.0 million users, respectively. Commencing in the second half of 2005, we have been designing and building 2.5G WAP portals for China Unicom’s GSM (Global System for Mobile Communications) network which is being upgraded to 2.5G GPRS (General Packet Radio Service). We are also in trials with China Telecom to support its 3G wireless value-added services portal using a 3G-compatible version of VASPro.

Network Service Agreements with Operators

General

China Mobile and China Unicom are the predominant mobile operators. Given their market presence, our negotiating leverage with these mobile operators is limited, and our business is dependent on maintaining our relationships with them. See “Risk Factors — Risks Related to Our Company— We depend on China Mobile and China Unicom, the two principal mobile operators in China for the major portion of our revenue, and any loss or deterioration of our relationship with China Mobile and China Unicom may result in severe disruptions to our business operations and the loss of some or a major portion of our revenue” and “— The termination or alteration of our various agreements with China Unicom, China Mobile and their provincial affiliates would materially and adversely impact our revenue and profitability.” Our affiliates, including Hurray! Solutions, Beijing Cool Young, Beijing Palmsky, WVAS Solutions, Beijing Network, Beijing Hutong, Beijing Hengji Weiye and Shanghai Magma, have entered into network service agreements with the national and certain provincial offices of China Mobile and China Unicom to offer our various services through their networks. More recently, they have also entered into various agreements with China Telecom and China Netcom for the provision of certain of our services over their limited mobility networks in China. Each of these agreements with each mobile operator covers a specific geographic area and/or service type without overlaps.

For 2006, we derived approximately 59% and 34% of our total revenues from China Mobile and China Unicom, respectively.

The following is a summary of the material features of our contractual relationships with China Mobile and China Unicom.

Fee Arrangements and Other Payment Considerations

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

Our network service agreements with China Telecom and China Netcom permit them to deduct a service fee between 15% to 50% of the gross revenue, depending on the type of service, from the amounts such mobile operators receive from customers for our services.

Obligations with Respect to Our Services

We must obtain China Unicom’s or China Mobile’s approval for our services and their pricing before these services can be offered on their network. Our contracts with China Mobile and China Unicom vary in the specific obligations they impose, but they generally require, among other things, that the mobile operators maintain records regarding transmission and billing matters, collect fees from their customers and remit amounts owed to us and notify us of any customer complaints unrelated to network problems. In turn, we must provide prompt customer support, handle any complaints which are unrelated to the operator’s network and ensure that our content complies with applicable laws and regulations and the policies of the operators and that we have appropriate licenses. For some contracts, we must satisfy operational or financial performance criteria which are established by the mobile operator and modified from time to time.

Term and Termination and Other Material Provisions

The term of our contracts with China Mobile and China Unicom is generally one or two years. We typically renew these contracts or enter into new ones when the prior contracts expire, but on occasion, the renewal or new contract can be delayed by periods of one month or more. The agreements can also be terminated in advance for a variety of reasons which vary among the individual contracts with the operators, including, for example, when we breach our obligations under the contract, a high number of customer complaints are made about our services or we cannot satisfy the operational or financial performance criteria established by the applicable operator.

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

Agreements with China Unicom for Software and System Integration Services

We provide to China Unicom’s headquarters and certain of its provincial offices for the construction and expansion of their WAP portals third party hardware and software, system integration services, license of our VASPro software and technical support and maintenance services.

In late 2004, we entered into the CDMA WAP (Phase IV) Equipment and Service Purchase Agreement with China Unicom’s headquarters. Under this contract, we provided third party hardware and software, our VASPro software and system integration services to China Unicom’s headquarters and WAP portals for the Phase IV WAP portal expansion, in exchange for a fixed fee. This project was completed in 2005. In June 2005, we entered into a CDMA WAP (Phase I) Equipment and Service Purchase Agreement with each of Shaanxi China Unicom and Shanxi China Unicom. Under these contracts, we provide third party hardware and software, our VASPro software and system integration services to Shaanxi China Unicom and Shanxi China Unicom for WAP portal construction, in exchange for a fixed fee. We will also provide technical support and maintenance and software updates after the installation of the equipment.

Product and Content Development

Wireless Value-Added Services

We develop most of our content and applications for wireless value-added services in-house through our more than 200-member product development team. Our product development team focuses primarily on developing new services such as WAP services and Java™ games, as well as developing 3G-compatible services.

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

For music owned by third parties, we pay a royalty fee directly to the Music Copyright Society of China, which serves as the representative for all major international music companies to collect royalty fees for ringtone downloads and other wireless value-added services in China. As one of the largest service providers in China, we believe that we obtained more favorable terms with the Music Copyright Society of China than a number of our competitors, which we believe has enhanced gross margin for all our music-related services. Also, we license music rights from international record companies such as Sony-BMG and EMI. In addition, some music content that we use in our services, such as Liangying Zhang’s first EP, is provided by Freeland Music, Huayi Brothers Music, New Run, and Secular Bid, our affiliated companies.

Music Production

We engage in music production through our affiliated music companies Freeland Music, Huayi Brothers Music, New Run and Secular Bird. These companies are domestic record labels with an aggregate of approximately 100 employees specializing in artist development, music production and music distribution. Freeland Music, Huayi Brothers Music, New Run and Secular Bird currently have a total of 32 artists under contract.

Freeland Music, Huayi Brothers Music, New Run, and Secular Bird are all pioneers in developing music artists and producing and distributing their songs in China. Together, their portfolio of artists includes some of the most popular singers in China, such as Xiangxiang from Freeland, Liangying Zhang from Huayi Brothers, Long Pang from New Run, and Qiang Wang from Secular Bird. Many songs produced by our affiliated music companies are top hits in ringtones, ringbacktones and digital downloads on mobile phones and the Internet in China, on both China Mobile’s music portal and Baidu’s music search platform in terms of number of downloads. For example, Qiang Wang’s “Qiu Tian Bu Hui Lai” received the “Most Popular Album in 2006” award at the China Mobile M.Music Awards in January 2007.

Pursuant to certain contractual arrangements with Freeland Music, Huayi Brothers Music, New Run and Secular Bird, which we entered into at the time of our investment in each of them, Hurray! Digital Media has the exclusive right to license and distribute via digital channels, including wireless and Internet-based platforms, all music content of Freeland Music worldwide and of Huayi Brothers Music, New Run and Secular Bird in mainland China. We have, however, agreed to allow Freeland Music, Huayi Brothers Music, New Run and Secular Bird to also directly distribute their respective music content via digital channels, in order to maximize the value of our affiliated music companies’ record labels.

If Hurray! Digital Media licenses the music content of our music affiliates Freeland Music, Huayi Brothers Music, New Run, and Secular Bird to any of our non-music affiliates, then our music affiliates are entitled to receive a license fee from Hurray! Digital Media which is equal to 50% of the aggregate amounts paid by the mobile operators for the content, less any taxes paid by the affiliate and Hurray! Digital Media. If Hurray! Digital Media licenses the music content of our music affiliates to any other third party, then our music affiliates are entitled to receive a license fee from Hurray! Digital Media which is equal to the amounts paid by the third party to Hurray! Digital Media, less any taxes payable on such amount by Hurray! Digital Media and a 10-20% service fee which Hurray! Digital Media retains.

In addition, Freeland Music has entered into an agreement with affiliates of the Freeland Group pursuant to which such affiliates have the exclusive right to publish and sell music tapes, records and CDs of Freeland Music in mainland China. The price paid by the affiliates of the Freeland Group is determined by Freeland Music, unless the affiliates disagree with such price in which case the price will be highest retail price for the products in the market. The Freeland Group affiliates have the right to determine the prices at which they sell the products to their customers, but they are required to notify Freeland Music as to sales prices, customer data and other sales related information. Huayi Brothers Music, New Run and Secular Bird handle the off-line distribution of their music content themselves.

Freeland Music, Huayi Brothers Music, New Run and Secular Bird enter into contracts with their artists that generally provide that the companies produce and publish a minimum number of albums and that the artist agree to certain advertising, promotional and public performance activities.

Software Products

Our 40-member software development team focuses on enhancing the available features and functions of our VASPro software, including improving its efficiency and reliability. We believe that our success in this area will depend, in part, on our ability to work with China Unicom and other mobile operators to develop and introduce new versions of VASPro that continue to address the needs of mobile operators in China and elsewhere. Sales of our VASPro software are also dependent on the overall growth of China Unicom’s 2.5G user base, which growth slowed in 2006. This team is also developing carrier management software which is 3G-compatible and is currently conducting trials with China Telecom to support its future 3G portals.

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

Sales and Marketing

Wireless Value-Added Services

We market and promote our wireless value-added services online and offline through channels controlled by the mobile operators in China as well as through non-operator channels such as direct media advertising, Internet marketing alliances, and handset vendor partnerships. We also sell and market our services through offline channels such as retail chains, convenience stores, newsstands, and large consumer goods outlets.

In addition, maintaining and expanding our relationships with China Mobile, China Unicom, China Telecom and China Netcom is central to our sales and marketing activities. Our management team utilizes its extensive experience in China to develop close ties with the key personnel of the mobile operators at the central and provincial levels. As of December 31, 2006, we had approximately 100 sales and marketing professionals strategically located in 25 provinces and municipalities concentrated in the eastern and southern regions of China to work closely with the mobile operators at the provincial level, where pricing and important marketing and operational decisions are made. Our sales and marketing professionals also oversee our sales and marketing activities which are conducted separately from the mobile operators. These highly motivated professionals, whose bonuses are tied to the revenues each member generates and collects, are supervised by eight regional centers which each have their own sales, marketing, operations and customer service personnel to provide prompt and responsive service to users and mobile operators.

Online Sales and Marketing

Our online sales and marketing activities include:

•

WAP and SMS Pushes. We push WAP messages to mobile users promoting our WAP services operated by China Mobile and China Unicom, which pop up when users access WAP portals. Such message placements are known as “WAP pushes.” We engage in SMS pushes as well to promote all of our services, and place banner ads on China Unicom’s WAP pages from time to time. We are entirely dependent on the mobile operators to allow us to engage in WAP and SMS pushes and place banner ads on their networks. In recent years, the mobile operators have tightened control and approval of such promotional activities, which has limited our ability to conduct such promotions.

•

Bundling of Products. We bundle certain of our products, primarily 2.5G products, together for a single fixed fee that is lower than what would be payable if the user had ordered those products separately. We often use bundled products together with a free trial period to attract new users by giving them a free or low-cost 2.5G experience. We also use bundled products to attract users that are price sensitive. In addition, bundling can be an effective way to maintain user interest in our services because they can choose from a number of services without incurring additional incremental cost and also to expose users to the wide range of quality services that we offer. Because the content coverage and product quality of individual products are better than those of the bundled products, we have not experienced migration of high-use customers from individual services to the bundled products.

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

•

Internet Marketing Alliances. In 2005, we also created Internet marketing alliances. Through these alliances, we work with tens of thousands of small, niche or vertical websites in China to market, promote and distribute our wireless value-added services, in particular music-related products, to Internet and mobile users. We share a portion of the revenues generated with the operators of these websites when their users come to our website and subscribe for our services.

•

Handset Manufactures Partnerships. Starting in 2005, we began partnering with major handset manufactures to embed our services and service links into mobile handsets, which enables mobile users to directly access our services without having to go through the service portals operated by the mobile operators. We work with major global and domestic handset manufacturers such as Nokia, Motorola, LG and TCL.

Offline Sales and Marketing

We also focus on offline sales and marketing activities, such as:

•

Direct Advertising. Starting in 2005, we began to increase our spending on direct advertising in print, radio and TV media to market and promote our wireless value-added services. We believe that direct advertising is one of the most effective ways to market and promote our services to mobile users.

•

Promotional Events. We maintain important marketing relationships with China Mobile and China Unicom, through which a major portion of our services is provided. We host promotional events featuring our pop singers or latest releases around China with the mobile operators at which we create brand awareness by interacting with consumers to educate them about our mobile music services. In addition, our promotion of our innovative services, such as our “mobile novels” which feature various popular PRC titles in electronic format that are delivered to the mobile phones of subscribers in installments, which service we believe was the first of its kind in China, has resulted in significant media attention.

•

Sales Co-promotion. We also focus on expanding our sales channels by developing integrated sales campaigns with traditional media companies and multinational corporations such as Pepsi and Enlight Media.

•

Retail Promotion. We have also entered into partnerships with retailers of mobile handsets in some provinces, whereby the retailers’ sales staff introduces our services to buyers of new handsets and offers them a free trial. In some cases, we share the revenues generated through such promotions with the retailer.

Our Music Business

Record companies in China have traditionally generated revenues from offline CD distribution, concert tours and corporate sponsorship. Starting in 2005, record companies began to see rapid growth of a new revenue stream: music rights sales to Internet and wireless value-added service providers for music-related products such as ringtones, ringbacktones, and MP3-quality truetone downloads or playbacks. In addition to marketing campaigns associated with major album or song releases, our four affiliated music companies, Freeland Music, Huayi Brothers Music, New Run and Secular Bird focus their sales and marketing activities in the following four areas:

•

Online and mobile distribution. Our affiliated music companies have built dedicated teams to focus on licensing music rights to Internet and mobile services providers. Such licensing agreements typically involve an upfront minimum license fee, plus royalties paid to the record companies by the services provider based on usage. With the recent significant growth in the distribution of music via the Internet and wireless value-added services and the increased attention by the Chinese government and business community to intellectual property protection, we believe that this new sales channel represents the largest growth potential for our record companies.

•

Concert tours. Record companies routinely organize concert tours from time to time for their major artists, either independently or together with partners or corporate sponsors. This is not only an effective way to raise the profile of our artists nationwide, but also to generate revenues from concert ticket sales and corporate sponsorship.

•

Corporate sponsorship. Frequently, the artists of our affiliated music companies appear in commercial advertising or serve as corporate image ambassadors on behalf of consumer products and services companies. Our affiliated music companies proactively seek out such opportunities to promote our artists and generate revenues from such corporate sponsorship.

•

Offline CD distribution. Upon launching a new album, our affiliated music companies will distribute the album in CD format through traditional offline channels, primarily the tens of thousands of retail stores in China which specialize in audio and video media products. As is customary in the industry, our affiliated music companies enter into distribution agreements with major offline distributors or retail chains. Such agreements typically include an upfront minimum license fee, plus royalties paid to the record companies based on sales. Offline CD distribution channels in China have been seriously affected, however, by piracy issues, and we believe that only a small portion of all CD sales in China are from copyrighted sales which generate royalty payments for the record companies.

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

Customer Service

We work to provide high quality customer service. This is an important factor for maintaining our relationships with China Mobile and China Unicom as discussed above in “— Network Service Agreements with Operators.” Our dedicated customer service center in Beijing provides our users real-time support and employed approximately 80 customer service representatives as of December 31, 2006. We strive to achieve the fastest response times and highest customer satisfaction levels in the industry. Our centralized customer service center is supported by our local customer service teams located in our four regional offices. We also maintain a dedicated billing and collection center which works with the various offices of the mobile operators to ensure that we receive the correct fees for our services provided over their networks.

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

Competition

Wireless Value-Added Services

The market for wireless value-added services in China is highly fragmented with more than 1,000 service providers. Wireless service providers in China can be principally categorized into three groups. The first group is comprised of companies like ours, which focus primarily or entirely on this market and offer a wide range of 2G and/or 2.5G services. These include companies such as Tom Online, KongZhong, and Linktone. This group of competitors is generally characterized by strong market knowledge and, in some cases, well developed relationships with the mobile operators on a provincial and national basis. Companies in this category also tend to focus on entertainment-related services.

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

In 2006, China Mobile began operating its own music WAP portal and procuring music content from music companies directly. This development has made China Mobile a competitor for offering music content through WAP services. Some of this competitive effect, however, has been mitigated by the fact that China Mobile has purchased music from our affiliated music companies.

Our Music Business

In our music business, we face significant competition from two groups of competitors. The first group includes traditional record companies which are extending downstream to establish their own wireless value-added services or Internet services companies in China. These companies include international record companies such as Warner Music, Universal, EMI and Sony BMG and independent labels based in Hong Kong, Taiwan, and mainland China such as Taihe Rye, Rock Music, Ocean Butterfly, and Zhushu. In comparison to our affiliated music companies, many of these competitors have longer operating histories in China and have accumulated larger libraries of songs and pools of popular artists. They also generally have more experience, expertise, resources and management capacity than us in the artist development and music production field.

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

Software and System Integration Services

We do not compete in the general software and system integration services market in China but specialize in designing, developing, selling and supporting VASPro, our service provisioning and management software for 2.5G services. We are the sole provider of this type of software to China Unicom for its nation-wide WAP portal and to 12 of its provincial-level operators for both its CDMA (Code Division Multiple Access) 1x and GPRS networks. We currently do not have any other customer for our software and system integration services.

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

Government Regulation

The following is a summary of the principal governmental laws and regulations that are or may be applicable to companies such as ours in China. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws, particularly with regard to 2G and 2.5G services, which is an emerging industry in China. For a description of the regulatory risks related to our business, please see “Risk Factors — Legal Risks Related to Wireless and Internet Services — The telecommunication laws and regulations in China are evolving and subject to interpretation and will likely change in the near future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties”; “Risk Factors — Legal Risks Related to Wireless and Internet Services — The regulation of Internet website operators is also new and subject to interpretation in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations”; and “Risk Factors — Risks Related to Our Company — Additional Risks Related to our Company — Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations, which could adversely affect our ability to operate our business effectively or at all.”

Regulation of Telecommunication Services

The telecommunications industry, including certain 2G and 2.5G services, is highly regulated in China. Regulations issued or implemented by the State Council, the MII, and other relevant government authorities cover many aspects of telecommunications network operation, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.

The principal regulations governing the telecommunication services we provide in China include:

•

Telecommunications Regulations (2000), or the Telecom Regulations, and the Administrative Measures for Telecommunications Business Operating License (2002), or the Telecom License Measures. The Telecom Regulations categorize all telecommunication services businesses in China as either infrastructure telecommunication services businesses or value-added telecommunication services businesses. The latter category includes WAP, SMS and other 2G and 2.5G services. Under the Telecom Regulations, certain services are classified as being of a value-added nature and require the commercial mobile operator of such services to obtain an operating license, including online data processing and transaction processing, call centers and Internet access. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China. Under the Telecom License Measures, an approved value-added telecommunication services provider must conduct its business in accordance with the specifications recorded on its value-added telecommunication services operating license. Each of our affiliates Hurray! Solutions, Beijing Palmsky, Beijing Network, Beijing Hengji Weiye, Beijing Hutong and Shanghai Magma has been granted an inter-provincial value-added telecommunication services operating license for mobile information services (excluding fixed line information and Internet information services) by the MII that permits it to conduct nation-wide operations. Our affiliate, WVAS Solutions, has been granted a value-added telecommunication services operating license issued by the local Beijing Municipal Telecommunications Administration Bureau. This license may not be sufficient to authorize WVAS Solutions to provide value-added telecommunication services on a national basis.

•

Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2002), or the FI Telecom Regulations. The FI Telecom Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecom enterprise. Under the FI Telecom Regulations, a foreign entity is prohibited from owning more than 50% of the total equity in any value-added telecommunication services business in China. To comply with these restrictions, we have entered into a series of agreements with nine affiliated Chinese entities and their respective shareholders. We hold no ownership interest in any such affiliated Chinese entities.

•

Notice on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services (2006). Under this notice, an operating company holding a value-added telecommunications license (and not its shareholders) must own all related Internet domain names and registered trademarks. In addition, such company’s business site and equipment should comply with its approved licenses, and the company should establish and audit its internal Internet and information security policies and standards and emergency management procedures. To comply with these requirements, we transferred certain domain names and are in the process of transferring certain trademarks from our subsidiary, Hurray! Times to our affiliated companies Hurray! Solutions, Beijing Palmsky and Beijing Hutong.

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

•

Notice concerning the Pricing and Billing of Mobile Information Services (2006). Under this notice, the pricing and billing of wireless value-added services must be accurate, clear and fair. In addition, a wireless value-added service provider cannot charge a customer unless the customer responds to two customer requests, and it must maintain detailed invoices for each customer for more than five months. In turn, the mobile operators are required to first deal with customer complaints, requests for refunds and related matters. The deadline for compliance with this notice was March 1, 2007.

In addition to regulations promulgated at the national level by the Chinese government, several provincial governments have issued provisional regulations requiring SMS service providers to obtain licenses from or register with Telecommunications Administration Bureau at the provincial level before providing SMS service within the province.

Regulation for Internet publication. The State News and Publications Agency of the PRC, or the SNPA, is the government agency responsible for regulating publishing activities in China. On June 27, 2002, the MII and the SNPA jointly promulgated the Internet Publication Tentative Administrative Measures, or the Internet Publication Measures, which took effect on August 1, 2002. The Internet Publishing Measures require Internet publishers to secure approval from the SNPA to conduct Internet publication activities. The term “Internet publication” is defined as an act of online dissemination where Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) which they then post on the Internet or transmit to users via the Internet for browsing, use or downloading by the public. We currently do not conduct any Internet publication business. The SNPA and the MII have not specified whether the approval required by the Internet Publishing Measures is applicable to the dissemination of works through SMS, WAP, Java™, IVR or other wireless technologies. If, in the future, the SNPA and the MII confirm that the Internet Publishing Measures apply to wireless value-added telecommunication services operators or issue new regulations or rules regulating publishing through SMS, WAP, Java™, IVR or other wireless technologies, we may need to apply for a license or permit from governmental agencies in charge of publishing. We can not assure you that such application would be approved by the relevant governmental agencies.

Regulation for Internet news dissemination. On November 7, 2000, the State Council News Office and the MII promulgated the Internet News Measures, under which websites established by non-news organizations may only publish news released by certain official news agencies. In order to disseminate news, such websites must satisfy the relevant requirements and have acquired the requisite governmental approval. We currently do not conduct any online news dissemination business. The State Council News Office and the MII have not specified whether the Internet News Measures apply to the dissemination of news through SMS, WAP, Java™, IVR or other wireless technologies. If, in the future, the State Council News Office and the MII clarify that the Internet News Measures apply to wireless value-added telecommunication services operators or issue regulations or rules regulating wireless news dissemination, we may need to apply for a license or permit from governmental agencies in charge of news dissemination. We cannot assure you that such application would be approved by the relevant governmental agencies.

Regulation for Internet games and culture activities. On May 10, 2003, the Ministry of Culture of the PRC , or the MCC, promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which came into effect as of July 1, 2003. Pursuant to the Internet Culture Measures, if an Internet content provider engages in “Internet culture activities”, which include, among other things, online dissemination of “Internet cultural products” such as gaming products, the provider is required to obtain a license for Internet Culture Business Operations from the MCC in accordance with the procedures set forth in the Internet Culture Measures. Hurray! Solutions has been granted a license in August 2004 pursuant to the Internet Culture Measures by the MCC which permits it to conduct an Internet games business.

Regulation for system integration. On January 1, 2000, the Provisional Rules on Computer Information System Integration Qualification was promulgated by the MII. The MII is responsible for regulating computer information system integration. The Computer Information System Integration Qualification Certification Committee established under the supervision of the MII is the specific governmental agency in charge. Pursuant to this regulation, an entity must obtain a qualification certificate for system integration to provide computer information system integration services and in turn, anybody planning to install computer information systems shall only engage entities with an appropriate qualification certificate. Historically, qualification certificates have not been required generally in the market for system integration services or by our principal customers. No specific penalties for non-compliance are provided under this regulation. Nevertheless, Hurray! Times obtained this certification in October 2005.

Regulation for software products registration. The MII is the government agency responsible for regulating software development, production and sales activities in China. On October 27, 2000, the MII promulgated the Software Products Administrative Measures, which took effect on the same day. The Software Products Administrative Measures require that all software products be registered and filed with government delegated entities before being sold in China. Historically, proof of registration has not been required generally in the market for our software products or by our principal customers. The Software Products Administrative Measures provide that failure to register software can result in the MII issuing a warning and publishing the name of the entity failing to register. We registered versions 5.4.0 and 7.0 of our VASPro software with the Beijing Municipal Science & Technology Commission in July 2004 and June 2006, respectively.

Regulation of Music Production

The music industry, including the traditional record companies and the more recent digital music providers, is highly regulated in China. Laws and regulations issued or implemented by the National People’s Congress, or the NPC; the State Council; the National Copyright Administration of China, or the NCAC; the MCC, the MII; and other relevant government authorities cover many aspects of the industry, including entry into the market, scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.

The principal laws and regulations governing the music business in China include:

Copyright. Under the PRC’s Copyright Law (1990), as revised in 2001, and its related Implementing Regulations (2002), creators of protected works enjoy personal and property rights with respect to publication, identification, alteration, reproduction, distribution, exhibition, performance, transmission, broadcasting and related activities. The term of a copyright is life plus 50 years for individual authors and 50 years for corporations. In consideration of the social benefits and costs of copyrights, China balances copyright protections with limitations that permit certain uses, such as for private study, research, personal entertainment and teaching, without compensation to the author or prior authorization. Section 2, “Performance,” and Section 3, “Phonogram,” of Chapter IV of the Copyright Law cover major aspects of our business related to both online and offline music distribution. These provisions grant performers and record production companies personal and property rights (neighboring rights), including the right for fair compensation of the use of originals or copies of their works. In addition, authors of lyrics and music composers have separate and independent rights with respect to any particular song. The term of the copyright is 50 years after the first performance or authorized publication.

In addition, arrangements for the compulsory collection of license fees and the allocation of such fees were standardized by two interim provisions in the NCAC’s Interim Provisions on Compulsory License of Performance and Phonogram (1993). In response to the changes posed by digital media, and in coordination with international treaties and agreements, the NPC took further action by amending the 1990 Copyright Law to specifically protect the online playing of music (which is part of our music business). The newly added “digital” rights and responsibilities include a notice-and-takedown procedure for Internet service providers and certain anti-circumvention provisions. In combination, the Copyright Law, the Implementing Regulations, several administrative regulations and judicial interpretations constitute a relatively comprehensive legal framework for copyrights in China, although enforcement of such rights remains difficult. The newly implemented Regulations on Protection of Information Network Transmission Right (July 1, 2006) stipulate the digital transmission of copyrightable works by Internet or wireless means, including by making them available via interactive on-demand or similar services, is subject to those regulations as discussed above. In addition, the Chinese National Standing Committee voted to enter into the framework of the World Intellectual Property Organization’s World Copyright Treaty and World Performance and Phonogram Treaty at the end of last year (2006).

Certification and Licensing System. The music industry is administered by specific ministries or agencies in China. A set of rules and regulations has been established for nearly every aspect of the traditional music business, from market entry to daily operation. In particular, our distribution of music through traditional physical channels (e.g., retail stores or chain stores) requires a license under the Regulations of the Phonographic Products and the Measures on Wholesaling, Retailing and Renting of the Phonographic Products (2002), while distribution through digital means (e.g., Internet or wireless means) requires official approval or record-keeping of music and its permissible content transmitted within the territory of PRC by MCC according to the Opinions on Regulation and Development of Music transmitted via Network (2006). Besides these company-focused regulations, the Regulations on the Commercial Performance and its Implementing Provisions (2004) and Measures on the Professional Intermediaries (1998, revised) require professional performers and managers to obtain a license. The public performance of music also requires a license. These regulations are designed to enable the government to monitor the production, reproduction and publication of music, as well as the operations of record companies.

Failure to comply with the foregoing legal requirements could subject our affiliated music companies to civil, administrative and criminal penalties.

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

Foreign exchange controls. For information regarding relevant foreign exchange controls, please refer to Item 10.D. “Exchange Controls.”

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

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business. We have registered a number of domain names including: Hurray.com; Hurray.net.cn; Hurray.com.cn; Hawa.cn; Hawa.com.cn; M2me.com; M2me.com.cn; 5200.cn; Icu.com.cn; and Icu.net.cn. In 2005, we also acquired the following domain names through our acquisition activities: Ok960.com; Magma-digital.com and Magma-land.com.

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

With respect to our music business, our affiliated companies, Freeland Music, Huayi Brothers Music, New Run and Secular Bird have retained recording and publishing rights with respect to the songs in their music libraries. They also own the applicable copyrights with respect to songs written and produced by their respective in-house artists. In addition, our affiliated music companies have either retained licenses to use or purchased the applicable copyrights with respect to songs written and produced by independent artists.

C. Organizational Structure

We currently conduct our business in China through our wholly owned subsidiary, Hurray! Times. To comply with ownership requirements under Chinese law, which impose certain restrictions on foreign companies such as us, from investing in certain industries such as value-added telecommunication and Internet services, we have entered into a series of agreements with nine affiliated Chinese entities and their respective shareholders. We hold no ownership interest in any such affiliated Chinese entities, which are discussed below:

1.	Hurray! Solutions is 85% and 15% owned by our chairman and chief executive officer, Qindai Wang, and one of our shareholders, Songzuo Xiang, respectively.

2.	Beijing Cool Young is 95% owned by Hurray! Solutions and 5% owned by Qindai Wang.

3.	Beijing Network is 50% owned by each of Li Xun and Hongmei Peng, two individuals in China.

4.	WVAS Solutions is 99% owned by Beijing Network, with the remaining 1% equally owned by Hao Sun and Xiaoping Wang.

5.	Beijing Palmsky is 50% and 50% owned by two individuals in China, Hong Liu and Haoyu Yang.

6.	Beijing Hutong is 50% and 50% owned by two individuals in China, Wenqian Xu and Yi Cai.

7.	Shanghai Magma is 50% and 50% owned by two individuals in China, Yi Zhang and Aiqin Shang.

8.	Hengji Weiye is 50% and 50% owned by two individuals in China, Hong Pan and Xiaoqing Guo.

In addition, Hurray! Digital Media is 50% owned by Hurray! Solutions, 25% owned by Beijing Network, and 25% owned by Beijing Hutong. In turn, Hurray! Digital Music holds a 51% equity interest in Huayi Brothers Music, a 60% equity interest in Freeland Music, a 30% equity interest in New Run and a 65% equity interest in Secular Bird.

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

Under Financial Accounting Standards Board (“FASB”) Interpretation No. 46(revised), or FIN 46(R), we are the primary beneficiary of the economic benefits of our variable interest entities, Hurray! Solutions, WVAS Solutions, Beijing Cool Young, Beijing Palmsky, Beijing Network, Beijing Hutong, Hengji Weiye, Shanghai Magma, Hurray! Digital Music, Huayi Brothers Music, Freeland Music and Secular Bird Accordingly, these entities are consolidated into our financial statements from and after the date we became the primary beneficially of each such entity. Transactions among these entities and our company and subsidiaries are eliminated in consolidation.

The following diagram illustrates our corporate structure as of June 8, 2007.

Hurray! Holding Co., Ltd. (Cayman Islands)
100%
Hurray! Times Communications (Beijing) Ltd.
Hurray! Solutions Ltd. (PRC)
through agreements
95%
Beijing Cool Young Information Technology Co., Ltd. (PRC)
through agreements
Beijing Enterprise Network Technology Co., Ltd. (PRC)
through agreements
99%
Beijing WVAS Solutions Ltd. (PRC)
through agreements
Agreements granting exclusive rights to purchase equity interests
Beijing Palmsky Technology Co., Ltd. (PRC)
through agreements
Beijing Hutong Wuxian Technology Co., Ltd. (PRC)
through agreements
Shanghai Magma Digital Technology Co., Ltd. (PRC)
through agreements
Beijing Hengji Weiye Electronic Commerce Co., Ltd. (PRC)
through agreements
25%
25%
50%
Hurray! Digital Music Technology Co., Ltd. (PRC)
51%
60%
30%
65%
Beijing Huayi Brothers Music Co., Ltd. (PRC)
Beijing Hurray! Freeland Digital Music Technology Co., Ltd. (PRC)
New Run Entertainment Co., Ltd. (PRC)
Beijing Secular Bird Culture and Art Development Center (PRC)

D. Property, Plant and Equipment

Our company and its affiliates currently lease an approximate total of 4805 square meters of office space in Beijing through various lease agreements. The aggregate monthly rent of such lease agreements is approximately $108,812, with effect from August 2006. We also have branches and representative offices in Beijing, Shandong, Heilongjiang, Guangdong, Shenzhen, Zhejiang, Jiangsu, Liaoning, Fujian, Chongqing, Shanghai, Henan, Changsha, Guiyang and Sichuan.

Freeland Music, Huayi Brothers Music and New Run lease their principal offices, which are located in Beijing. Shanghai Magma leases its principal office in Shanghai. Secular Bird leases its principal offices in Guangzhou. We believe that we and our affiliated companies will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.

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

A. OPERATING RESULTS

Overview

We are a leader in artist development, music production and offline distribution in China through our affiliated music companies Huayi Brothers Music, Freeland Music, New Run, and Secular Bird. We are also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the Internet.

The company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services. Our services are offered through the various service platforms available on the 2G and 2.5G networks operated by the mobile telecommunication network operators in China, principally China Mobile and China Unicom. Many of our services are also available to users in China through our website. In addition, we design, develop, sell and support service provisioning and management software, called VASPro, and are the sole provider of this type of software to China Unicom for its nation-wide WAP portal.

Our 2G services revenues are derived from our SMS, IVR services and RBT services. Our 2.5G services revenues are derived to a substantial extent from WAP services, the predominant 2.5G service available in China, and to a lesser extent from Java™ games and MMS. Users pay for our services by monthly subscription and/or on a per-use basis. We receive payments for these services principally in the form of payments from the mobile operators after the users have paid for our services and the operators have deducted their service and network fees. We also earn revenues from our software and system integration services that enable mobile operators to manage and support wireless value-added services on the 2.5G and, in the future, 3G mobile networks.

We achieved net income of $5.8 million for 2006, $18.6 million for 2005 and $17.2 million for 2004. For 2006, we generated $69.9 million in total revenues, compared to $62.4 million and $53.4 million for 2005 and 2004, respectively, representing an increase of 12.1 % and 16.7%, respectively. For 2006, 2G, 2.5G, recorded music and software and system integration services accounted for 46.6%, 42.8%, 8.9% and 1.7% of our revenues, respectively, compared to 32.3%, 57.6%, nil and 10.1% in 2005 and 28.0%, 52.8%, nil and 19.2% in 2004. The increase in total revenues was driven by growth in demand for 2G services and music and music-related services in 2006. Our sales of services through China Mobile’s networks also increased significantly in 2004, 2005 and 2006 compared to prior years. In 2006, the increase in revenues from wireless value-added services and music and music-related services was offset in part by a decline in software and system integration services revenues due primarily to delays in entering into new contracts for those items as China Unicom delayed expanding capacity or building its 2.5G and 3G networks.

We had retained earnings of $45.7 million, $39.9 million and $21.3 million as of December 31, 2006, 2005 and 2004, respectively.

Recent Developments

As part of our ongoing strategy to establish a significant presence in the music development, production and distribution business in China and enhance our proprietary music library we acquired majority interests in two music companies, Huayi Brothers Music and Freeland Music, at the end of December 2005 and at the beginning of January 2006 respectively, and we have continued to expand our music business through acquisitions. In November 2006, we entered into agreements to acquire 30% of the equity interest in New Run, which is a leading independent record label in China. We paid a total of $2.25 million in cash for such acquisition of New Run’s equity, which consideration is subject to adjustments based on the financial performance of New Run’s business in the one-year period following the closing of the acquisition. The acquisition was completed in April 2007.

In March 2007, we entered into agreements to acquire a 65% equity interest in Secular Bird, which is an up-and-coming independent label in China. We paid a total of $346,000 in cash for the 65% interest, which is subject to adjustments based on the financial performance of Secular Bird during the one-year period following the closing of the acquisition. The acquisition was completed in June 2007.

In order to strengthen our wireless value-added services development, in February 2007, we agreed to acquire 100% of the equity interest in Shanghai Saiyu, a provider of wireless value-added services in China, for a cash consideration of US$3.1 million.

To further expand customer reach and diversify marketing, promotion and distribution channels, we entered into agreement with Beijing TV Media Co., Ltd.(“BTVM”) to establish an equity joint venture for the development and delivery of mobile interactive services to the audience of China Beijing TV Station (“BTV”)’s audience. BTVM is BTV’s wholly owned subsidiary which owns the exclusive right of mobile interactive services in addition to other new media rights for BTV’s national satellite channel and 12 local channels.

Our 30% share of the results of New Run will be equity accounted in our financial statements starting from April 1, 2007. The results of Secular Bird are expected to be consolidated into our financial statements starting from the second quarter of 2007 and the results of our project with BTVM are expected to be incorporated in our financial statements starting from the third quarter of 2007.

Factors Affecting Results of Operations and Financial Condition

The major factors affecting our results of operations and financial condition include:

•

Changes in Mobile Operator Policies or the Manner in Which They are Enforced. Despite the long term growth potential of the wireless value added services market in China, the single most important factor affecting our business results since 2005 are the changes in mobile operator policies or the manner in which they are enforced. The policies and procedures adopted by China Mobile and China Unicom regarding content type, marketing and promotion, billing and collection, revenue share, customer service, and other aspects of the wireless value-added services significantly affect the industry as a whole and our business in particular. Such policy changes and their manner of enforcement have been frequent and unpredictable for the past two years and have caused our revenues to be volatile. For example, in addition to the sanction of Beijing Network by China Mobile in January 2006 for improper promotion of one of its WAP services., as part of China Unicom’s efforts to improve customer service, it imposed a one-time fine on Hurray! Solutions, one of our affiliated operating companies providing SMS services, of approximately RMB5.7 million ($0.7 million) for improperly delivering one of its SMS services to users. In April 2006, China Unicom imposed a fine of RMB3.0 million ($0.4 million) on our affiliated Chinese entity, Beijing Hutong for violation a China Unicom billing policy with respect to one of its WAP services. Further changes in their policies or in their implementation by the mobile operators could adversely affect our business and financial condition.

•

Growth of the Wireless Value-Added Services Market in China. Our financial results have been, and we expect them to continue to be, largely dependent on growth in the wireless value-added services market in China. Historically, 2G services, such as SMS, have represented the predominant portion of the wireless value-added services market in China and of our revenues. Our 2G services, represented 75.9% of our total wireless value-added services revenues in 2003, all of which were derived from our SMS services. We commercially launched 2.5G services in September 2002 and began billing users for these services at the beginning of 2003. We subsequently launched our IVR services in 2004 and RBT services in 2005. Since the launch of these 2G and 2.5G services, we have experienced significant growth in revenues from these services. SMS continues to generate a large portion of our revenues, as slower than expected growth in China Unicom’s WAP user base and new policies implemented by the mobile operators in 2006 had a negative impact on 2006 revenues from certain of our services, particularly our 2.5G services. Our 2.5G services, primarily WAP services but also including MMS and Java™, represented 64.1% and 47.9% of our total wireless value-added services revenue for 2005 and 2006. Our IVR services represented 15.2% and 17.3% of our total wireless value-added services revenue for 2005 and 2006. Our RBT services represented 1.6% and 5.4% of our total wireless value-added services revenue for 2005 and 2006. Although, we have been adversely affected by the slower than expected growth of China Unicom’s WAP services and the delay in the launch of 3G networks, we continue to believe that our financial success in the near-term will depend on the growth of the market for our 2G and 2.5G services, especially services utilizing music content, where we have a leading position and, in the longer-term, on our ability to offer popular services on any new wireless technologies that are introduced in China such as 3G.

•

Positioning of Our Services on the WAP Portals of China Mobile and China Unicom. A key component of our revenue growth is our ability to not only maintain access to China Unicom’s and China Mobile’s networks, but also our ability to secure prominent positioning for our services at the top of the menu of services for each major service category on the mobile operators’ WAP portals so that users see our services first when opening the service menus. However, Beijing Network, one of our affiliated operating companies providing WAP services through China Mobile, was issued a sanction by China Mobile in January 2006 for improper promotion of one of its WAP services. As part of the sanction, China Mobile downgraded all of Beijing Network’s WAP services to the bottom of the menu and temporarily suspended the approval of new service applications on all platforms (including SMS, IVR, RBT, WAP, MMS, and Java™) by Beijing Network and joint promotions with Beijing Network. We believe that such actions may have negatively affected our WAP revenues for at least the first two quarters of 2006, although the actual effect is difficult to quantify. The sanction relating to downgrading Beijing Network’s WAP services to the bottom of China Mobile’s menus is no longer in effect

•

Network Service Agreements with China Mobile and China Unicom. Our results of operations are dependent on the terms of network service agreements with China Mobile and China Unicom and the manner in which the mobile operators implement these agreements. Each of these agreements is non-exclusive, and has a limited term, generally one or two years. Renewal of them on favorable terms depends on our relationship with these mobile operators at both the national and provincial level, the popularity of our services and our ability to maintain adequate levels of performance. Either mobile operator could alter any of these terms or terminate the contracts for a variety of reasons in the future, including, for example, to increase their own service or network fees in order to enhance their profitability at the expense of service providers.

•

Taxes. Our subsidiary, Hurray! Times, is subject to a 30.0% state enterprise income tax and a 3.0% local enterprise income tax and our affiliated Chinese entities are generally subject to a 33.0% enterprise income tax in China. However, Hurray! Times, as well as Hurray! Solutions and certain of other variable interest entities in China, have obtained approval from the Chinese government authorities to be classified as “high technology” companies. This classification entitles such companies to a three-year exemption from enterprise income tax commencing from various dates, followed by a 7.5% preferential tax rate for the succeeding three years and a 15% preferential tax rate thereafter. For additional information on such preferential tax arrangements and the potential affect on us of the new enterprise income tax law recently adopted in the PRC, see “— Taxation” below.

•

Maintaining and Expanding the Customer Base for Our VASPro Services Provisioning and Management Software. China Unicom and 12 of its provincial offices that have their own local WAP portals, use our VASPro services provisioning and management software. China Mobile, the other principal mobile operator in China purchases this kind of software from its own subsidiary. Therefore, it is unlikely that China Mobile would be a customer for our VASPro software and services in the foreseeable future. Accordingly, continued sales of our software depend on our ability to maintain our relationship with China Unicom and the expansion of China Unicom’s WAP user base. The rate of growth of such user base declined, however, in 2005 and 2006, causing China Unicom to delay expanding the capacity of its 2.5G networks. We cannot predict if or at what pace China Unicom will expand its 2.5G networks or build out 3G networks in future periods. We are also pursuing sales of our software to new customers in China, such as China Telecom and China Netcom. For example, we have begun developing carrier management software which is 3G-compatible and are currently conducting trials with China Telecom to support its future 3G portals. However, we have not yet developed close relationships with China Telecom and China Netcom.

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

These situations are known in the industry as billing and transmission failures. The level of billing and transmission failures significantly affects revenues we record. The failure rate for 2G services has fluctuated significantly in the past, ranging on a monthly basis from 0.5% to 9.1% of the total billable messages which are reflected in our internal records during 2006. Although we do not experience the same type of billing and transmission errors for our WAP services as we do for our SMS, we do experience a discrepancy between the revenues recorded by our internal system and the revenues that we receive from the mobile operators. This difference has historically averaged approximately 2.0% per month and relates to services that are provided but for a variety of reasons are not billed to the user due to the manner in which the mobile operators register new users or manage their internal billing reconciliation process.

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

•

Developing Artists, Sustaining a Pipeline of New Song Releases and Keeping up with Consumer Music Tastes. Through our acquisition of controlling and minority stakes in Huayi Brothers Music, Freeland Music, New Run and Secular Bird, we have entered the business of artist development and music production. Artist development and music production is inherently a “hit” driven business, and its success depends to a large extent on our ability to maintain a large portfolio of talented singing artists and build a strong pipeline of new song releases. Further, the success of such new releases depends upon their acceptance by consumers with various and changing tastes. If our affiliated music companies fail to expand their portfolio of talented singing artists, sustain a pipeline of new releases, or keep abreast of changes in consumer music tastes, our business and financial condition may be adversely affected with respect to the financial performance of our affiliated music companies.

Revenues

We derive our revenues from our primary operating segments: wireless value-added services (“WVAS”), recorded music and software and system integration services. Our revenues represent our total revenues from operations, net of certain business and value-added taxes. Our revenues from wireless value-added services are subject to a 3.0% business tax and our revenues from software and system integration services are subject to a value-added tax at the rate of 17.0%. Furthermore, any service fees that Hurray! Times charges and subsequently collects pursuant to the exclusive technical and consulting service agreements with our affiliated Chinese entities are subject to a 5.0% business tax.

The following table sets forth certain historical consolidated revenues, by amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,
	2006		2005		2004
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Revenues:
2G services	$32,571	46.6%	$20,131	32.3%	$14,946	28.0%
2.5G services	29,941	42.8	35,932	57.6	28,227	52.8

Subtotal of WVAS	$62,512	89.4%	$56,063	89.9%	$43,173	80.8%

Recorded music	6,203	8.9	—	—	—	—
Software and system integration services	1,177	1.7	6,312	10.1	10,267	19.2

Total revenues	$69,892	100.0%	$62,375	100.0%	$53,440	100.0%

The following tables show our 2G and 2.5G revenues for 2006, 2005 and 2004 by product and mobile operator (including Personal Handy-phone System, or PHS, operators). In 2004, we had no sales through the PHS networks of China Telecom and China Netcom.

	For the Year Ended December 31, 2006
	China Mobile	China Unicom	China Telecom	China Netcom	Total
	(in millions of U.S. dollars)
SMS	$11.3	$5.7	$—	$0.1	$17.1
IVR	5.2	2.5	2.5	0.6	10.8
RBT	2.0	1.3	1.4	—	4.7

2G Revenues	18.5	9.5	3.9	0.7	32.6

WAP	10.4	11.1	—	—	21.5
MMS	3.5	0.5	—	—	4.0
Java™	4.4	—	—	—	4.4

2.5G revenues	18.3	11.6	—	—	29.9

Total	$36.8	$21.1	$3.9	$0.7	$62.5

	For the Year Ended December 31, 2005
	China Mobile	China Unicom	China Telecom	China Netcom	Total
	(in millions of U.S. dollars)
SMS	$2.0	$8.6	$—	$—	$10.6
IVR	4.8	2.9	0.7	0.2	8.6
RBT	0.5	0.4	—	—	0.9

2G Revenues	7.3	11.9	0.7	0.2	20.1

WAP	10.2	24.1	—	—	34.3
MMS	1.5	0.2	—	—	1.7
Java™	—	—	—	—	—

2.5G revenues	11.7	24.3	—	—	36.0

Total	$19.0	$36.2	$0.7	$0.2	$56.1

	For the Year Ended December 31, 2004
	China Mobile	China Unicom	Total
	(in millions of U.S. dollars)
SMS	$4.0	$9.7	$13.7
IVR	—	1.3	1.3
RBT	—	—	—

2G Revenues	4.0	11.0	15.0

WAP	5.5	22.7	28.2
MMS	—	—	—
Java™	—	—	—

2.5G revenues	5.5	22.7	28.2

Total	$9.5	$33.7	$43.2

2G and 2.5G services. Our 2G and 2.5G services revenues are derived from services that we provide to our users primarily through China Unicom’s and China Mobile’s networks. In 2005, we also commenced offering certain of our services through the networks of China Telecom and China Netcom, as part of our strategy to diversify our operator reach. 2G SMS and 2.5G WAP services have historically been our primary source of revenues. As part of our strategy begun in 2005 to expand our wireless value added services platforms, our sales in 2006 of 2G IVR, 2G RBT, 2.5G MMS, and 2.5 G Java™ increased by 25.9%, 274.4%, 136% and 100%, respectively as compared with 2005. We expect that sales of our 2G IVR and RBT services and our 2.5G MMS and Java™ services will continue to grow and account for larger percentages of our total revenues.

Recorded Music. Our recorded music revenues are derived from artist development, music production, offline music distribution, and online music distribution through wireless value-added services and the Internet, which accounted for approximately 8.9% of our total revenues in 2006.

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

Cost of Revenues

The following table sets forth certain historical consolidated cost of revenues data by amount for the periods indicated:

	For the Year Ended December 31,
	2006	2005	2004
	(in thousands of U.S. dollars)
Cost of Revenues:
2G services	$24,615	$13,714	$7,050
2.5G services	16,057	14,921	11,003

Subtotal of WVAS	$40,672	$28,635	$18,053

Recorded music	3,553	—	—
Software and system integration services	946	1,302	6,277

Total cost of revenues	$45,171	$29,937	$24,330

2G and 2.5G services. The principal cost of revenues for our 2G and 2.5G services is the service and network fees paid to the mobile operators under our network service agreements with them. The cost of revenues also includes fees paid to our content providers and marketing partners, maintenance costs related to equipment used to provide the services, bandwidth leasing charges and data center services, alternative channels, media and related Internet costs, operator imposed penalty charges, and certain distribution costs.

Recorded Music. Cost of revenues for our recorded music includes producing CD masters, artist and songwriter royalties, advertising and royalties payable to other parties for the use of their work.

Software and system integration services. Our cost of revenues for our software and system integration services includes acquisition cost of third party hardware and software products provided to our customers and staffing and travel costs related to system integration services in connection with a given project.

Gross Profit Margin

The following table sets forth the historical consolidated gross profits and gross profit margin of our business activities for the periods indicated:

	For the Year Ended December 31,
	2006	2005	2004
	(in thousands of U.S. dollars, except percentages)
Gross Profits:
2G services	$7,956	$6,417	$7,896
2.5G services	13,884	21,011	17,224

Subtotal of WVAS	$21,840	$27,428	$25,120

Recorded music	2,650	—	—
Software and system integration services	231	5,010	3,990

Total gross profits	$24,721	$32,438	$29,110

	For the Year Ended December 31,
	2006	2005	2004
	(in thousands of U.S. dollars, except percentages)
Gross Profit Margin:
2G services	24.4%	31.9%	52.8%
2.5G services	46.4	58.5	61.0

Subtotal of WVAS	34.9%	48.9%	58.2%

Recorded music	42.7	—	—
Software and system integration services	19.6	79.4	38.9

Total gross profit margin	35.4%	52.0%	54.5%

The gross profit margins for our 2G and 2.5G services declined in 2006 compared to 2005 due to increased costs associated with establishing operator independent marketing, promotion and distribution channels, and higher revenue share costs paid to operators and content partners

The gross profit margins for software and system integration services have varied significantly between 2004, 2005 and 2006. This variance is primarily attributable to our delivery of more third party hardware and software in 2006 and 2005, which has significantly lower margins, compared to the delivery of our own software and services. In the last three fiscal years combined, third party hardware and software accounted for an average of 56.7% of the total contract value of our software system and integration services, or 44.1%, 13.4% and 91.0% of our total revenues from software and systems integration services in 2006, 2005 and 2004, respectively. In 2006 and 2005, we significantly minimized the provision of third party hardware and software in connection with our software and system integration services, but we may still be required by our customers to provide those items from time to time.

Operating Expenses

The following table sets forth certain historical consolidated operating expenses data, in terms of amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,
	2006		2005		2004
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Operating Expenses:
Product development expenses (including stock-based compensation expense of $80, $5 and $60 for the years ended December 31, 2006, 2005 and 2004, respectively)	$2,629	3.8%	$2,537	4.1%	$2,306	4.3%
Selling and marketing expenses (including stock-based compensation expense of $346, $10 and $221 for the years ended December 31, 2006, 2005 and 2004, respectively)	11,893	17.0	9,797	15.7	7,433	13.9
General and administrative expenses (including stock-based compensation expense of $118, $23 and $nil for the years ended December 31, 2006, 2005 and 2004, respectively)	6,765	9.7	3,484	5.6	1,821	3.4
In-process research and development	—	—	—	—	36	0.1

Total operating expenses	$21,287	30.5%	$15,818	25.4%	$11,596	21.7%

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

Selling and Marketing Expenses. Selling and marketing expenses primarily consist of staff costs related to managing the development of our service offerings. These expenses also include advertising, sales and marketing expenses, such as expenses associated with sponsoring promotional events, salaries and benefits for our direct sales force, free trial services we offer through, for example, certain retailers of mobile phones in China. We expect that our selling and marketing expenses will continue to increase in future periods as we expand our music business and increasingly use stock-based compensation to reward our sales and marketing personnel.

General and Administrative Expenses. General and administrative expenses primarily consist of stock-based compensation and benefits for our management, salaries for our finance and administrative personnel, professional service fees, lease expenses, other office expenses, expenses related to depreciation of equipment for general corporate purposes and expenses related to amortization of intangible assets from our acquisition.

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

We expect our general and administrative expenses to increase as we add personnel in response to the expansion of our business in future periods and incur additional administrative expenses from our newly acquired companies, New Run, Shanghai Saiyu and Secular Bird. We also expect general and administrative expenses to increase as we incur professional service fees, such as for legal and accounting services.

Stock-based Compensation. We grant equity incentive awards to our employees and certain non-employees. Until February 2006 when we commenced granting restricted shares, all of our equity incentive grants were in the form of stock options. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method. Under this method, stock-based compensation expense recognized beginning January 1, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the fair market value as of the grant date, measured in accordance with SFAS 123, and (b) compensation expense for all stock-based compensation awards granted on or subsequent to January 1, 2006, based on grant date fair value estimated in accordance with the provisions of SFAS 123(R). We recognize stock-based compensation costs over the requisite service period which is generally the vesting period.

For options vested prior to January 1, 2006, we accounted for share-based compensation plans in accordance with APB 25. Accordingly, we recognized stock-based compensation expense only when options were granted with a discounted exercise price. The stock-based compensation expense was recognized ratably over the requisite service period, which was generally the vesting period of the options. Due to the adoption of SFAS 123(R) in 2006, the stock- based compensation expenses prior to and after January 1, 2006 are therefore not comparable.

On December 20, 2005, we accelerated the vesting of all outstanding stock options that would otherwise have been unvested at December 31, 2005. We implemented this acceleration in order to reduce the stock-based compensation expense that would have been incurred by our company if such options continued to vest after January 1, 2006, which is the date that the SFAS 123(R) became effective. This new accounting standard requires that all share-based payments to employees, including grants of stock options, be recognized in our financial statements based on their fair values. In connection with the acceleration of such options, we recorded compensation expense of approximately $17,000 which was included in the 2005 total stock-based compensation cost.

On February 7, 2006, Hurray! granted 330,000 ADSs, equal to 33,000,000 restricted shares, in lieu of stock options, to certain employees pursuant to its 2004 Share Incentive Plan (the “2004 Plan”). This resulted in stock-based compensation expense of $1.6 million to be recognized over the applicable vesting period. These restricted shares vest on an annual basis equally over three years, 33.33% on each anniversary of the grant date.

On June 20, 2006, Hurray! granted 75,000 ADSs, equal to 7,500,000 restricted shares to certain employees which resulted in stock-based compensation expense of $0.3 million to be recognized over the applicable vesting period. These restricted shares vest on an annual basis equally over 33 months. The stock-based compensation expense was $543,557 in 2006.

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

We initially ascertain the value of the 2G and 2.5G services provided based upon statements sent to us by the mobile operators with respect to the amount of services we deliver to the end users. Because there has historically been a discrepancy between the value of our 2G and 2.5G services based on our internal system and the value of the services based on the statements received from the mobile operators due to technical issues with the transmission and billing systems, at the end of each month, we will, based on the historical data regarding such discrepancies and other factors, make an estimate of our revenues for such month. This estimate may be higher or lower than the actual revenues we have a right to receive based on the statements received from the mobile operators.

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

Recorded Music. Through the acquisition of Huayi Brothers Music and Freeland Music at the end of 2005 and the beginning of 2006, respectively, we entered the business of artist development, music production, offline music distribution, and online distribution through wireless value-added services and the Internet. Our recorded music revenues are derived from live performances, corporate sponsorship and advertising, online and wireless sales, and offline CD sales.

Our affiliated music companies generate revenues from the sale of CDs either by providing the CD master to a distributor or by directly arranging for the volume production and subsequent wholesale distribution of the CDs. Our affiliated music companies incur costs in producing CD masters, volume CD production, artist and songwriter royalties, and royalties payable to other parties for the use of their work. The cost of record masters, volume CD productions and royalties paid in advance are recorded in prepaid expenses and other current assets when the sales of the recording are expected to recover the cost and amortized as an expense over the revenue generating period, typically within one year.

Software and System Integration. We generally charge a fixed price for all of our projects and recognize revenues based on the percentage of completion of the project. Software revenues from customer orders requiring design, development and support of the software are recognized over the installation period. We use labor costs and direct project expenses to determine the stage of completion, except for revenues associated with the procurement of hardware, which we recognize upon delivery of the hardware to the customer. Historically, since a large part of the cost of certain projects related to third party software and hardware, the timing of such software and hardware delivery caused our quarterly gross revenues and cost of revenues to fluctuate significantly. We recognized total revenues from the sale of third party hardware and software of $0.5 million, $0.8 million and $5.8 million, and cost of such revenues of $0.5 million, $0.8 million and $5.8 million in 2006, 2005 and 2004, respectively. Because third party software and hardware-related revenues approximate the costs of those items, our gross profit margins on such revenues were nominal in 2006, 2005 and 2004. Recognized revenues and profit are subject to adjustments in current periods as the contract progresses to completion. Accordingly, any changes in our estimates would affect our future operating results.

Stock-based Compensation Cost

We grant equity incentive awards to our employees and certain non-employees. Until February 2006 when we commenced granting restricted shares, all of our equity incentive grants were in the form of stock options.

Prior to January 1, 2006, we accounted for share-based compensation plans in accordance with APB 25, we did not record deferred stock-based compensation cost for employee stock option grants as the deemed fair value of our ordinary shares for accounting purposes is lower than or equal to the option exercise price on the measurement date. Prior to our initial public offering, we determined the deemed fair value of our ordinary shares based upon several factors, including a valuation report from an independent appraiser and the price of our then most recent preference share placement. Had different assumptions or criteria been used to determine the deemed fair value of our ordinary shares, materially different amounts of stock-based compensation cost could have been reported. Following our initial public offering, we have determined the fair market value of our ordinary shares by reference to the current trading price of our American Depositary Shares on The Nasdaq Global Market.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method. Under this method, stock-based compensation expense recognized beginning January 1, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the fair market value as of the grant date, measured in accordance with SFAS 123, and (b) compensation expense for all stock-based compensation awards granted on or subsequent to January 1, 2006, based on grant date fair value estimated in accordance with the provisions of SFAS 123(R). We recognize stock-based compensation costs over the requisite service period which is generally the vesting period.

In 2006, we granted restricted purchase share awards, in lieu of stock options, under Hurray’s 2004 Share Incentive Plan (the “2004 Plan”) to certain officers and senior management. The fair market value of restricted share is determined by the market value of unrestricted shares.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2004, 2005 and 2006 is based upon our audited historical consolidated financial statements included elsewhere in this annual report.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues. Our revenues increased 12.1% to $69.9 million in 2006 from $62.4 million in 2005. This increase was primarily due to an increase in revenues from our 2G services and revenues from the affiliated music companies which were consolidated into our financial statements in 2006.

2G Services. Revenues from our 2G services increased 61.8% to $32.6 million for 2006 from $20.1 million for 2005, primarily due to the growth in the market for SMS, IVR and RBT services. SMS revenues were $17.1 million in 2006, an increase of 61.2% from $10.6 million for 2005. Following the first quarter of 2004 and continuing through 2005, our SMS revenues were negatively affected by new billing systems of China Mobile and China Unicom and other changes in their policies and the enforcement of their policies. We did, however, relaunch our SMS services in the second half of 2005 through various marketing and promotional activities that were independent of the mobile operators which contributed to our increased SMS revenues in 2006. IVR revenues were $10.8 million in 2006, an increase of 25.9% from $8.6 million for 2005. RBT revenues were $3.4 million in 2006, a significant increase over $0.9 million for 2005.

2.5G Services. Revenues from our 2.5G services decreased 16.7% to $29.9 million for 2006 from $35.9 million for 2005, primarily due to a decrease in WAP revenues. Total WAP revenues were $21.5 million for 2006, a decrease of 37.0% over 2005. This decrease was primarily due to decreased sales on the WAP portals of China Unicom as result of declines in Unicom’s active CDMA and WAP user declined and new policies of mandatory free trial periods and double reminders for subscription based services. WAP revenues generated through China Unicom’s WAP portals were $11.1 million in 2006, a decrease of 53.6% as compared with

$24.1 million for 2005. MMS revenues, predominantly from China Mobile’s users, were $4.0 million, a significant increase over $1.7 million for 2005. Revenues from Java™ services were $4.4 million in 2006 compared with an insignificant amount in 2005, due primarily to revenues generated by Shanghai Magma following our acquisition of such company in 2005.

Recorded Music. Recorded music revenues, which became a new business line for us in 2006, were $6.2 million in 2006, accounting for 8.9% of total revenues in 2006. We expect to derive an increasing amount of total revenues from recorded music for at least the near term.

Software and System Integration Services. Revenues from our software and system integration services declined 81.4% to $1.2 million for 2006 from $6.3 million for 2005. The decline in 2006 of such revenue was due primarily to a delay in China Unicom’s build-out of its 2.5G and 3G networks in 2006.

Cost of Revenues. Our cost of revenues increased 50.9% to $45.2 million in 2006 from $29.9 million in 2005 due primarily to increased costs for 2G services and, to a lesser extent, increased costs for our 2.5G services and our new recorded music business. This increase was offset in part by a decline in costs associated with our software and system integration services.

2G Services. Our cost of 2G services increased 79.5% to $24.6 million for 2006 from $13.7 million for 2005. This increase resulted primarily from increased costs incurred to promote our 2G services through channels which are independent of the mobile operators, including mobile handset partnerships, internet marketing alliances and direct advertising. It also resulted from increased levels of service and network fees corresponding to the growth in sales of 2G services in 2006 compared to 2005, a RMB5.7 million ($0.7 million) fine imposed on Hurray! Solutions by China Unicom for improper delivery of one of its SMS services to users. In addition, the increase reflects, to a lesser extent, the cost of purchasing content for our IVR services.

2.5G Services. Our cost of 2.5G services increased 7.6% to $16.1 million for 2006 from $14.9 million for 2005, due primarily to increased service and network fees of our 2.5G services in 2006 compared to 2005, the cost incurred to promote our MMS services through channels independent of the mobile operators, and a RMB3.0 million ($0.4 million) fine imposed on Beijing Hutong by China Unicom for violating a China Unicom billing policy by one of its WAP services.

Software and System Integration Services. Our cost of software and system integration services decreased significantly to $0.9 million for 2006 from $1.3 million for 2005, due primarily to decreased sales of third party hardware and software.

Gross Profits. Our gross profits decreased 23.8% to $24.7 million for 2006 from $32.4 million for 2005, mainly due to the decreased profits from 2.5G services and, to a lesser extent, from software and system integration services. Our gross profit margins decreased to 35.4% for 2006 from 52.0% for 2005, due primarily to decreased margins for 2.5G services, which mainly resulted from new policies mandating free trial periods and double confirmation reminders for subscription based services and increased marketing, promotion and distributions costs related to WAP services This decrease was also due, to a lesser extent, to the lower gross profit margins for our software and system integration services as a result of a delay in China Unicom’s build-out of its 2.5G and 3G networks in 2006.

Operating Expenses. Operating expenses increased 34.6% to $21.3 million for 2006 from $15.8 million for 2005, due primarily to the additional expenses associated with our newly acquired companies, Huayi Brothers Music, Freeland Music and Shanghai Magma.

Product Development Expenses. Our product development expenses increased slightly to $2.6 million in 2006 from $2.5 million in 2005.

Selling and Marketing Expenses. Our selling and marketing expenses increased 21.4% to $11.9 million in 2006 from $9.8 million in 2005. This increase was primarily due to the additional expenses associated with our newly acquired companies, Huayi Brothers Music, Freeland Music and Shanghai Magma and increased use of stock-based compensation in 2006 to reward our sales and marketing personnel, which created stock-based compensation expense allocable to selling and marketing expenses.

General and Administrative Expenses. Our general and administrative expenses increased 94.2% to $6.8 million in 2006 from $3.5 million in 2005. This increase was mainly due to the additional expenses associated with our newly acquired companies, Huayi Brothers Music, Freeland Music and Shanghai Magma and to lesser extent, increased rental expenses, bad debt expenses and amortization expenses of intangible assets

Income from Operations. As a result of the foregoing, income from operations decreased to $3.4 million for 2006 from $16.6 million for 2005.

Interest Income and expense. Interest income was $2.6 million for 2006, compared to $1.4 million for 2005. This increase was mainly due to the interest rates increase in 2006 and increased collections from our customers. Interest expense increased to $45,000 for 2006 from $27,000 in 2005.

Other Income. Other income, primarily government tax rebates, was $0.5 and $1.0 million in 2006 and 2005, respectively.

Income Taxes. Income taxes were $0.1 million in 2006 and $0.4 million in 2005 resulting from the lower level of profitability in 2006 compared to 2005.

Net Income. As a result of the foregoing, net income decreased 68.8% to $5.8 million for 2006 from $18.6 million for 2005.

Income Attributable to Holders of Ordinary Shares. As a result of the foregoing, our net income attributable to holders of ordinary shares was $5.8 million in 2006, compared to $18.6 million in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues. Our revenues increased 16.7% to $62.4 million in 2005 from $53.4 million in 2004. This increase was primarily due to an increase in revenues from our 2.5G services and, to a lesser extent, an increase in revenues from our 2G services.

2G Services. Revenues from our 2G services increased 34.7% to $20.1 million for 2005 from $14.9 million for 2004, primarily due to the growth in the market for IVR and RBT services. SMS revenues were $10.6 million, a decline of 22.4% from $13.7 million for 2004. Following the first quarter of 2004 and continuing through 2005, our SMS revenues were negatively affected by new billing systems of China Mobile and China Unicom and other changes in their policies and the enforcement of their policies. We did, however, relaunch our SMS services in the second half of 2005 through various marketing and promotional activities which were independent of the mobile operators. IVR revenues were $8.6 million, a significant increase over $1.3 million for 2004 (the year in which such services were introduced). RBT revenues were $0.9 million for 2005, as compared with nil for 2004.

2.5G Services. Revenues from our 2.5G services increased 27.3% to $35.9 million for 2005 from $28.2 million for 2004, primarily due to an increase in WAP revenues. Total WAP revenues were $34.3 million for 2005, an increase of 21.2% over 2004. This increase was primarily due to increased sales on the WAP portals of China Mobile and, to a lesser extent, of China Unicom. WAP revenues generated through China Unicom’s WAP portals were $24.1 million, an increase of 5.4% as compared with $22.7 million for 2004. WAP revenues generated through China Mobile’s WAP portals were $10.2 million, an increase of 88.7% as compared with $5.5 million for 2004. MMS revenues, predominantly from China Mobile’s users, were $1.7 million for 2005, as compared with nil for 2004. Revenues from Java™ services remained insignificant in 2005.

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

Operating Expenses. Operating expenses increased 36.4% to $15.8 million for 2005 from $11.6 million for 2004, due primarily to increases in stock-based compensation expense. The increase in stock-based compensation expense resulted primarily from increased headcount as our company implemented various strategic initiatives in 2005.

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

Interest Income and expense. Interest income was $1.4 million for 2005, compared to $38,000 for 2004. The interest income for 2005 represented interest earned on the proceeds of our initial public offering in February 2005. Interest expense decreased to $27,000 for 2005 from $0.3 million in 2004.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	For the Year Ended December 31,
	2006	2005	2004
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$17,894	$14,042	$15,822
Net cash used in investing activities	(15,415)	(6,653)	(17,160)
Net cash (used in) provided by (financing activities	(4,399)	59,305	(1,104)

Net (decrease) increase in cash and cash equivalents	$(1,920)	$66,694	$(2,442)

Our net cash provided by operating activities in 2006 was $17.9 million. This was primarily attributable to our net income of $5.8 million, as adjusted for an add-back of $3.5 million in depreciation and amortization, $5.5 million decrease in accounts receivable and $3.1 million decrease in prepaid expenses and other current assets. Our net cash provided by operating activities in 2005 was $14.0 million. This was primarily attributable to our net income of $18.6 million, as adjusted for an add-back of $1.9 million in depreciation and amortization as a non-cash item, which was offset in part by a $5.8 million increase in accounts receivable. Our net cash provided by operating activities in 2004 was $15.8 million. This was primarily attributable to our net income of $17.2 million, as adjusted for an add-back of $2.0 million in depreciation and amortization as a non-cash item which was offset by a $3.5 million increase in accounts receivable.

Net accounts receivable increased from $11.9 million as of December 31, 2004 to $18.1 million as of December 31, 2005 and declined to $13.4 million as of December 31, 2006. The increase from 2004 to 2005 is primarily due to an amount due from one customer who was granted extended credit terms during the year; the amount was fully settled subsequently. The decrease from 2005 to 2006 is primarily due to a significant improvement in collections from the mobile operators, mainly from China Unicom. The average collection time for our accounts receivable from 2G and 2.5G services was 55 days in 2004, increasing to 81 days in 2005 and decreasing to 75 days in 2006. The average collection time for our accounts receivable from software and system integrations services increased from 114 days in 2004 to 141 days in 2005 and increased to 600 days in 2006.

Net cash used in investing activities was $15.4 million in 2006, of which $12.6 million was used in the acquisition of equity interests in Huayi Brothers Music, Freeland Music and Shanghai Magma. Net cash used in investing activities was $6.7 million in 2005, of which $2.9 million was used in the acquisition of an equity interest of Huayi Brothers Music and $1.1 million was a prepayment for the acquisition of an equity interest of Freeland Music and Shanghai Magma. Our total capital expenditures for computer hardware, software and office equipment for the years ended December 31, 2006, 2005 and 2004 were $1.0 million, $1.3 million and $1.9 million, respectively. Our capital expenditures in progress are financed from retained earnings. Our principal capital divestitures are not material. We do not have any material capital divestitures in progress.

The following table sets forth our capital expenditures and divestitures for the periods indicated:

	For the Year Ended December 31,
	2006	2005	2004
	(in millions of U.S. dollars)
Capital expenditures	$1.0	$1.3	$1.9
Capital divestitures	—	—	—

Net cash used in financing activities was $4.4 million for 2006, mainly due to the 79,260,000 ordinary shares repurchased and cancelled by us under our stock repurchase program in 2006 with a total cost of $5.0 million. Net cash provided by financing activities was $59.3 million for 2005, mainly reflecting the proceeds from our initial public offering. Net cash used in financing activities was $1.1 million for 2004, mainly reflecting repayments of our short-term loans.

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

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 12 months. We also believe that our recent investments in New Run, Shanghai Saiyu and Secular Bird will have no material impact on our future liquidity or capital resources in the near term. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to issue debt securities or additional equity or to obtain bank borrowings. The issue of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations and the placement of liens over some or all of our assets. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Indebtedness

As of December 31, 2006, other than a remaining payment for the acquisition of Shanghai Magma of $5.8 million due in December 2007 we did not have any indebtedness or any material debt securities or material mortgages or liens. In addition, as of December 31, 2006, we did not have any material contingent liabilities. We may, however, be obligated to make certain earn-out payments in connection with our investments in Huayi Brothers Music, Freeland Music, New Run, Shanghai Saiyu, and Secular Bird, as discussed under “Tabular Disclosure of Contractual Obligations” below.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

See Item 4.B. “Information About the Company — Business Overview — Product and Content Development,” “—Infrastructure and Technology,” and “—Intellectual Property and Proprietary Rights.”

D. TREND INFORMATION

See Item 3.D. “Key Information — Risk Factors” and “Operating and Financial Review and Prospects” above.

E. OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations as of December 31, 2006:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)
Operating lease commitments	$4,711	$1,868	$2,843	$—	$—
Other contractual commitments*	614	204	410	—	—

Total contractual obligations	$5,325	$2,072	$3,253	$—	$—

*	Represents non-cancelable agency agreements with certain artists that provide for minimum payments.

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

Between 2000 and 2006, the exchange rate between Renminbi and U.S. dollars has varied by less than 5.7%. If the Renminbi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2006 which was used in preparing the Company’s audited financial statements as of and for the year ended December 31, 2006, our net asset value, as presented in U.S. dollars, would have been reduced by $516,029 and $2,481,853, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by $526,454 and $2,743,101, respectively. We cannot predict at this time what will be the long-term effect of the Chinese government’s decision to tie the Renminbi to a basket of currencies, rather than just to the U.S. dollar.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a significant effect on our business during the past three years. According to the China Statistical Bureau, China’s overall national inflation rate, as measured by the general consumer price index, was approximately 1.3%, 1.8% and 3.9% in 2006, 2005 and 2004, respectively.

TAXATION

Hurray! is a tax-exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are currently governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the PRC Income Tax Laws, Hurray’s PRC subsidiaries and variable interest entities are generally subject to enterprise income tax at a statutory rate of 33%, which comprises of a 30% national income tax and a 3% local income tax.

Some of Hurray’s subsidiaries and variable interest entities qualify as “high technology” enterprises, and under PRC Income Tax Laws, they are subject to a preferential tax rate of 15%. This classification entitles Hurray! Times to a three-year exemption from enterprise income tax commencing in 2003, followed by a 7.5% preferential tax rate for the succeeding three years and a 15% preferential tax rate thereafter. The three year income tax exemption commenced in 2000 for Hurray! Solutions, 2002 for WVAS Solutions, 2003 for Beijing Cool Young, Beijing Network and Beijing Palmsky, 2004 for Beijing Hutong, 2001 for Shanghai Magma and 2006 for Hurray! Digital Music and Freeland Music. Huayi Brothers Music is classified as a “new enterprise” and, accordingly, enjoys an exemption from both national and local enterprise income tax in 2005. It will be subject to a 30.0% national enterprise income tax and 3.0% local enterprise income tax thereafter. Hengji Weiye is subject to a 15% enterprise income tax.

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

If our activities constitute a permanent establishment in China, the income we earn in China would also be subject to a 30.0% state enterprise income tax and 3.0% local enterprise income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10% withholding tax on gross receipt from profit, interest, rentals, royalties and other income earned in China. Dividends from our wholly owned subsidiary, Hurray! Times, to our company are currently exempt from Chinese withholding tax.

Our wireless value-added services revenues are subject to a 3% business tax. Our recorded music services revenues are subject to a 5% tax for royalties and advertising revenues and a 17% tax for revenues from the sale of CDs. Our software and system integration services revenues are subject to a 17% value-added tax. Companies that develop their own software and register the software with the relevant authorities in China are generally entitled to a value-added tax rebate of 14%. Any service fees that Hurray! Times charges and subsequently collects pursuant to the exclusive technical and consulting service agreements with Hurray! Solutions and our other Chinese affiliates are subject to a 5% business tax.

Subject to the approval of the relevant tax authorities, Hurray! Solutions and other affiliated Chinese entities had total tax loss carryforwards of approximately $3.7 million and $3.6 million as of December 31, 2006 and 2005, respectively, for enterprise income tax purposes, which will expire by 2010. These tax loss carryforwards give rise to potential deferred tax assets totaling $0.6 million and $0.4 million as of December 31, 2006 and 2005, respectively. In 2005, we conclude that Hurray! Solutions and other affiliated Chinese entities will not record sufficient net income within the carryforward period to realize the full tax benefit of these past net losses. As a result, we established a valuation allowance for the full amount of these deferred tax assets. In 2006, we expected some of the affiliated Chinese entities will record sufficient net income within the carryforward period to realize the tax benefit of these past net losses, and the valuation allowance in respect of such deferred tax assets will be reduced accordingly.

Hurray! Technologies (HK) Ltd., (“Hurray! Technologies”), our 99% owned subsidiary, is subject to income tax in Hong Kong. Hong Kong companies are generally subject to a 17.5% corporate income tax. Hurray! Technologies has not, however, paid any income taxes in Hong Kong because to date it has not received any revenues.

Tax Reform

At the Fifth Session of the Tenth National People’s Congress in March 2007, the NPC approved the draft Enterprise Income Tax Law of the People’s Republic of China (the “new tax law”). The new tax law was passed to achieve unification of income tax law applicable to both domestic and foreign-funded enterprises. The key elements of the new tax law include the following:

(i)	A new corporate income tax rate of 25% will be applicable to both domestic and foreign-invested enterprises.

(ii)	An enterprise established offshore but having its management organ in the PRC will be deemed as a “resident enterprise”, which will be subject to PRC tax on its global income. The term “management organ” has not yet been defined by the PRC government.

(iii)	Foreign investors are not expressly exempted from the income tax on their dividend from a foreign-invested enterprise, which exemption is currently available until the effectiveness of the new enterprise income tax law.

(iv)	Enterprises which are currently entitled to a lower income tax rate for a fixed term will continue to enjoy the preferential tax treatment until the expiration of such fixed term.

(v)	Preferential income tax rates will continue to be provided for the promotion of technological innovation and progress, encouragement of infrastructure construction, and environmental protection and energy conservation, among other things. A preferential income tax rate of 15% will continue to be made available to hi-tech enterprises receiving priority support from the State. In addition, the new law will provide a grandfather period of five years to enterprises currently enjoying an income tax rate of 15% or 24% after the new tax law becomes effective in 2008.

(vi)	The new tax law unifies the policy for expenditure deduction and defines the scope of nondeductible expenditures. Further, it makes unified provisions for the deduction of expenditures related to an enterprise’s fixed assets, intangibles, long-term prepaid expenses, and investment assets and inventory.

We are currently monitoring and assessing the impact of the new tax law on our tax position as it is expected that the State Council will make available the detailed regulations for the implementation of the new tax law in the coming months. The new tax law will become effective in January 2008.

Recently Issued Accounting Standards

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157. The Company is currently evaluating whether the adoption of SFAS 159 will have a significant effect on its consolidated results of operations and financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which provides enhanced guidance for using fair value to measure assets and liabilities. This standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating whether the adoption of SFAS 157 will have a significant effect on its consolidated financial position, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each on a company’s balance sheet and statement of operations and the related financial statement disclosures. The Company does not expect the adoption of SAB 108 to have a material impact on its consolidated results of operations and financial condition.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”, and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on its consolidated results of operations and financial condition.

In June 2006, the FASB ratified the consensus on Emerging Issues Task Force (“EITF”) Issue No. 06-03 (“EITF 06-03”), “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF 06-03 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company does not expect the adoption of EIFT 06-03 to have a material impact on its consolidated results of operations and financial condition.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The names of our current directors and executive officers, their ages as of June 8, 2007 and the principal positions with the company held by them are as follows:

Name	Age	Position	Class	Term of Office
Qindai Wang	42	Chairman of the Board and Chief Executive Officer	Class I	3 years
Jesse Liu (1)	44	Director, Senior Vice President and Chief Financial Officer	Class I	3 years
Robert Mao (2)(3)(4)	63	Director	Class I	3 years
Alan Powrie (2)(3)(4)	56	Director	Class III	2 years
Suberna Shringla(2)(3)(4)	41	Director	Class II	1 year
Songzuo Xiang	42	Director	Class II	1 year
Shudan Zhang	47	Director	Class III	2 years
Haoyu Yang	35	Senior Vice President	—	—
Shaojian (Sean) Wang	43	President and Chief Operating Officer	—	—
Jiang Wang	34	Senior Vice President	—	—

(1)	Jesse Liu intends to resign as our Chief Financial Officer on June 30, 2007.
(2)	Member of the audit committee.
(3)	Member of the compensation committee.
(4)	Member of the nominating committee.

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

Biographical Information

Qindai Wang. Mr. Wang has served as our Chief Executive Officer and Chairman of the Board since June 2001. From December 1999 to February 2001, Mr. Wang was President of AsiaInfo Technologies (China), the Chinese operating subsidiary of AsiaInfo Holdings, Inc. and a provider of telecom network integration and software solutions in China. Previously, Mr. Wang worked at Nortel Networks (China) from 1996 until 1999 as General Manager of the China Telecom account at Nortel. He served as Regional Director at Lucent Technologies (China) from 1995 to 1996 and as a Senior Group Manager at AT&T China from 1989 to 1995. Mr. Wang holds a Bachelor of Science degree in Engineering from the Chengdu Institute of Telecommunications Engineering.

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

Robert Mao. Mr. Mao has served on our board of directors since March 2003. He also serves as chairman of the board of Augux Technology, a start up provider of high intensity LED lighting equipment and as a member of the board of 3Com Corporation. Mr. Mao previously held senior executive positions at Nortel, Alcatel and ITT. Mr. Mao holds a Master degree in Management from the Massachusetts Institute of Technology as well as a Master of Science degree in Engineering and a Bachelor of Science degree in Engineering from Cornell University.

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

Haoyu Yang. Dr. Yang has served as our Senior Vice President of Research and Development since June 2001. Formerly, he worked as a chief software architect at Infospace, an Internet search and directory and mobile value-added services provider, from 2000 to 2001 and as a development manager at Prio, an e-commerce service provider, from 1999 to 2000. Prior to that, Dr. Yang worked as a software engineer at Insight Development Corporation, a software development firm. Dr. Yang holds a Ph.D. in Physics from the University of Miami and a Bachelor of Science degree in Physics from Peking University.

Shaojian (Sean) Wang. Mr. Wang has served as our President and Chief Operating Officer since May 2006. Previously, Mr. Wang was Chief Operating Officer and acting Chief Financial Officer at Opta Corporation, a publicly listed consumer electronics company in the U.S. that is controlled by TCL. Prior to that, he served as Chief Financial Officer at Pacificnet Inc., a technology investment and management company that invests in CRM solutions, mobile applications, and telecommunications in Asia. Prior to that, he served as the managing director at Thian Bing Investments PTE, Ltd, and as a country manager at Ecolab, Inc. Mr. Wang attended Peking University, received a Bachelor of Science degree in Economics from Hamline University and a Master of Business Administration from Carlson School of Management, University of Minnesota.

Jiang Wang. Mr.Wang has served as our Senior Vice President in charge of marketing and content sales since September 2006. Prior to that, he served as Chairman and Chief Executive Officer of Shanghai Magma, which he founded in October 2001. From March 2000 to August 2001, he worked as the Vice President of Intrinsic Inc. Prior to that, he served as a marketing and sales manager in Siemens Mobile from 1996 to 2000, a major wireless infrastructure vendor in China. Mr.Wang holds a Bachelor of Science degree in Engineering Physics from Qinghua University.

B. Compensation

Compensation of Directors and Executive Officers

In 2006, we paid an aggregate of approximately $377,000 and $128,125 in compensation to our executive officers and non-executive directors, respectively. In 2006, we granted an aggregate of 405,000 ADSs, equal to 40,500,000 restricted shares, in lieu of stock options, to certain of our executive officers and senior management under our 2004 Plan. These restricted shares vest on an annual basis equally over three years, 33.33% on each anniversary of the grant dates.

Full-time employees of our company and our subsidiaries in China participate in a government-mandated multi-employer defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance and other welfare benefits are provided to those employees. The total provision for such employee benefits, corresponding to the full amount of our company’s obligation in connection therewith was $2.4 million for 2006.

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

Option and Restricted Share Grants in Last Fiscal Year

In 2006, none of our executive officers or senior management were granted any stock options to purchase our shares while certain of our executive officers and senior management were granted in aggregate 405,000 ADSs, equal to 40,500,000 restricted shares, in lieu of stock options, under our 2004 Plan, of which, 330,000 ADSs, equal to 33,000,000 restricted shares vest on an annual basis equally over three years, 33.33% on each anniversary of the grant dates and 75,000 ADSs, equal to 7,500,000 restricted shares vest on an annual basis equally over 33 months.

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

Awards. Awards under the 2004 Plan are evidenced by an award agreement which contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement (by reason of death, disability or otherwise) as have been determined by our board. In addition, in the case of stock options the award agreement also specifies whether the option constitutes an ISO or a non-qualified stock option (also known as NSOs) and may, but need not, include a provision whereby a grantee at any time during his or her employment with us may exercise any part or all of the award prior to full vesting of the award.

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

The exercise price of ISOs cannot be less than the fair market value of our ordinary shares on the date of grant. However, in the case of an ISO granted to a grantee, who, at the time the ISO was granted, owned stock possessing more than 10.0% of the combined voting power of all classes of our share capital or the share capital of any parent or subsidiary of us, the option price may not be less than 110.0% of the fair market value of our ordinary shares on the date of grant of such ISO. The term of an ISO cannot exceed 10 years. In addition, the term of an ISO granted to a person, who, at the time of grant, owns stock possessing more than 10.0% of the combined voting power of all classes of our share capital, is limited to five years from the date of the grant of the award. To the extent that the aggregate fair market value of our ordinary shares subject to options granted as ISOs under the 2004 Plan which become exercisable for the first time by a recipient during any calendar year exceeds $100,000, then options represented by ordinary shares in excess of the $100,000 limitation shall be treated as NSOs.

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

Awards. Awards under the 2003 Plan are evidenced by an award agreement which contains, among other things, provisions concerning exercisability and forfeiture upon termination of employment or consulting arrangement (by reason of death, disability or otherwise) as have been determined by our board. In addition, the award agreement also specifies whether the option constitutes an ISO or a NSO and may, but need not, include a provision whereby a grantee at any time during his or her employment with us may exercise any part or all of the award prior to full vesting of the award.

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

Our board of directors met in person or passed resolutions by unanimous written consent seventeen times and held conference calls three times during 2006. All of the directors who were serving in office during 2006 attended at least 75% of all the meetings of our board of directors and its committees on which such director served after becoming a member of our board of directors. We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and three of our directors attended the annual general meeting of shareholders held on August 18, 2006. Our board has determined that four of our current board of directors members, Messrs. Mao, Shringla, Powrie and Zhang, are “independent” as that term is defined in Rule 4200 of the listing standards of the Marketplace Rules of the Nasdaq Global Market, Inc. (“Nasdaq”).

The board has three committees: the audit committee, the compensation committee and the nominating committee.

In 2006, our audit committee held five formal meetings. Our audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.

Our compensation committee held one meeting in 2006. The compensation committee’s functions are to review and make recommendations to our board of directors regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors.

No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

Our nominating committee held one meeting in 2006. The nominating committee is responsible for the assessment of the performance of the board of directors and considering and making recommendations to the board of directors with respect to the nominations or elections of directors.

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

D. Employees

At December 31, 2006, 2005 and 2004, we had 471, 535 and 429 full-time employees, respectively.

The following table summarizes the functional distribution of our full-time employees as of December 31, 2006, 2005 and 2004.

	December 31,
Department	2006	2005	2004
Wireless Value-Added Services Regional Sales	98	104	72
Wireless Value-Added Services Marketing and Operation	117	120	57
Wireless Value-Added Services Product Planning	72	156	102
Software Product Marketing and Operations	28	32	39
Research and Development	90	71	117
Digital Media	18	—	—
Human Resources	15	22	18
Finance and Corporate Development	29	26	18
Office of Chief Executive Officer	4	4	6

Total	471	535	429

None of our personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.

E. Share Ownership

The following table sets forth certain information known to us with respect to the beneficial ownership as of June 8, 2007 by:

•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	our current executive officers and directors, and

•	all current directors and executive officers as a group.

As of June 1, 2007, 2,173,731,040 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

	Number of Shares Beneficially Owned	Percentage
Name	Number
5% and above Shareholders
Wellington Management Company, LLP	154,580,000	7.11%
75 State Street
Boston, MA, USA 02109(1)

Executive Officers and Directors(2)
Pleasant Season Ltd./Qindai Wang(3)	188,621,660	8.68%
Jesse Liu(4)	80,443,560	3.70%
Robert Mao(5)	2,000,000	*
Suberna Shringla	—	*
Xero Holdings Ltd./Songzuo Xiang(6)	109,510,320	5.04%
Shudan Zhang	93,162,840	4.29%
Alan Powrie(7)	600,000	*
Harrison Youth Ltd./Haoyu Yang(8)	77,791,300	3.58%
Shaojian (Sean) Wang	2,800,000	*
Jiang Wang	1,622,000	*
All current directors and executive officers as a group (10 persons)(9)	556,551,680	25.60%

(1)	Wellington Management Company, LLP is an investment adviser. This share information is based solely on information filed by such shareholder with the SEC.
(2)	The address of our executive officers and directors is c/o Hurray! Holding Co., Ltd., 15/F, Tower B, Gateway Plaza, No.18 Xia Guang Li, East Third Ring, Chaoyang District, Beijing 100027, People’s Republic of China.
(3)	Represents shares beneficially owned by Mr. Wang through a revocable trust in which he retains voting and dispositive power over such shares.
(4)	Includes 40,031,780 ordinary shares beneficially owned by Mr. Liu’s spouse, Carol Ng, through a irrevocable trust in the name of Olympia Hills Ltd. Ms. Ng retains voting and dispositive power over those shares in trust.
(5)	Represents ordinary shares issuable upon the exercise of stock options which are exercisable within 60 days of May 1, 2007. All of the options have an exercise price of $0.0705 per ordinary share and an expiration date of June 30, 2013.
(6)	Represents ordinary shares beneficially owned by Dr. Xiang through a revocable trust in which he retains voting and dispositive power over such shares.
(7)	Represents ordinary shares issuable upon the exercise of stock options. All of the options have an exercise price of $0.1025 per ordinary share and an expiration date of January 1, 2014.
(8)	Represents ordinary shares beneficially owned by Dr. Yang through a revocable trust in which he retains voting and dispositive power over such shares.
(9)	Includes 2,600,000 ordinary shares issuable upon the exercise of stock options which are exercisable within 60 days of May 1, 2007.

As of June 1, 2007, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of June 1, 2007, approximately 348,404,340 of our ordinary shares were held in the U.S. by 11 holders of record, excluding shares held by our ADS depositary bank, Citibank N.A., on behalf of our ADS holders. Citibank N.A. has advised us that as of that date 18,588,867 ADSs, representing 1,858,886,700 ordinary shares, were held of record by Cede & Co. We have no further information as to ordinary shares held, or beneficially owned, by U.S. persons.

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

A. Major Shareholders

Please refer to Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Related Party Transactions

We currently conduct our business in China through our wholly-owned subsidiary, Hurray! Times. To comply with ownership requirements under Chinese law which impose certain restrictions on foreign companies from investing in certain industries such as value-added telecommunication and Internet services, we have entered into a series of agreements with nine affiliated Chinese entities, Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Network, Beijing Palmsky, Beijing Hutong, Hengji Weiye and Shanghai Magma and their respective shareholders. We hold no ownership interest in such affiliated Chinese entities. In addition, we control Hurray! Digital Music through three of our affiliated Chinese entities, Hurray! Solutions, Beijing Network and Beijing Hutong. See Item 4.C. “Information About the Company — Organizational Structure.”

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

Trademark, Domain Name and Software Transfer Agreements. Hurray! Solutions had entered into agreements to transfer to Hurray! Times its ownership rights in its domain names, some of which Hurray! Times has licensed back for Hurray! Solutions’ use in its operations on a non-exclusive basis. Each of WVAS Solutions, Beijing Cool Young, Beijing Palmsky, Beijing Network, Hengji Weiye and Shanghai Magma had entered into agreements to transfer to Hurray! Times its ownership rights in its domain names and Hurray! Times had licensed back to each of them their respective domain names for use in their operations on a non-exclusive basis. Hurray! Solutions had transferred to Hurray! Times its ownership rights in its registered trademark of our corporate logo, which Hurray! Times had licensed back for Hurray! Solutions’ use in its operations on a non-exclusive basis. Beijing Palmsky also has entered into agreements to transfer to Hurray! Times its ownership rights in its games software, which Hurray! Times had licensed back for Beijing Palmsky’s use in its operations on a non-exclusive basis. Under the Notice on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services (2006), an operating company holding a value-added telecommunications license (and not its shareholders) must own all related Internet domain names and registered trademarks. To comply with these requirements, we transferred certain domain names described above and are in the process of transferring certain trademarks from our subsidiary, Hurray! Times to our affiliated companies Hurray! Solutions, Beijing Palmsky and Beijing Hutong.

Trademark, Domain Name and Software License Agreements. Hurray! Times had granted to each of Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Palmsky, Beijing Network, Hengji Weiye and Shanghai Magma a license to use certain of its domain names. Hurray! Times had also granted Hurray! Solutions a license to use its registered trademark of our corporate logo. The licensee of each of the licenses described above paid us a nominal annual license fee. In addition, Hurray! Times had granted Beijing Palmsky a license to use several games software for a nominal annual license fee. Each of these license agreements was to terminate upon the earlier of ten years or the expiration of Hurray! Times’ right to use the relevant domain names and trademarks. Due to the adoption of the Notices on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services (2006) described above, these license agreements have been terminated or are in the process of being terminated.

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

We have also entered into certain agreements with Huayi Brothers Music and Freeland Music for online and offline distribution of music content which are described under Item 4.B. “Business Overview – Product and Content Development – Music Production”.

As part of the acquisition agreements for the purchase of Huayi Brothers Music and Freeland Music, we agreed to use the existing distribution and CD manufacturing operations, where appropriate, owned by the minority shareholders, or their related parties, of these companies. In addition these parties may use the music or artists of these companies and make royalty and other payments to Huayi Brothers Music or Freeland Music. The term of such agreements is one year although such agreements may be extended by the mutual agreement of both parties. During 2006 we received income of $449,638 and made payments under these agreements of $28,256. At December 31, 2006 the amounts payable to and receivable from related parties represent the outstanding amounts arising from such transactions. As of December 31, 2005, the amount was due to a minority shareholder, Beijing Huayi Brothers Advertising Co., Ltd, and was non-interest bearing, unsecured and repayable on demand. In addition, during 2006 Huayi Bothers Music made short-term loans amounting to an aggregate of $2,288,592 to its minority shareholders and their related parties generating interest income of $17,355. All such loans were repaid in 2006.

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

B. Significant Changes

See Item 5.A of this annual report under the heading “Operating Results – Recent Developments” and Item 18 of this annual report under the heading “Financial Statements” for information regarding significant changes to us since December 31, 2006.

Item 9.	The Offer and Listing

Not applicable except for Item 9.A.4. and Item 9.C.

American Depositary Shares, or ADSs, each representing 100 of our ordinary shares, have been listed on the Nasdaq Global Market since February 4, 2005. Our ADSs trade under the symbol “HRAY”.

The following table provides the high and low prices for our ADSs on the Nasdaq Global Market for (1) each year since our initial public offering, (2) each quarter in the two most recent financial years and the most recent quarter and (3) each of the most recent six months.

	Sales Price
	High	Low
Annual highs and lows
2005 (February 4, 2005 through December 31, 2005)	$11.80	$7.67
2006 (January 1, 2006 through December 31, 2006)	$9.71	$4.70
2007 (January 1, 2007 through June 8, 2007)	$6.53	$4.50

Quarterly highs and lows
First Quarter 2005 (February 4, 2005 through March 31, 2005)	$10.90	$7.67
Second Quarter 2005	$11.80	$8.29
Third Quarter 2005	$11.50	$8.08
Fourth Quarter 2005	$10.41	$8.30
First Quarter 2006	$9.68	$7.51
Second Quarter 2006	$9.71	$5.22
Third Quarter 2006	$6.74	$4.70
Fourth Quarter 2006	$8.28	$5.67
First Quarter 2007	$6.53	$4.85
Second Quarter 2007 (April 1, 2007 through June 8, 2007)	$5.62	$4.50

Monthly highs and lows
December 2006	$8.28	$6.07
January 2007	$6.53	$5.70
February 2007	$6.44	$5.14
March 2007	$6.19	$4.85
April 2007	$5.62	$4.85
May 2007	$5.37	$4.50

Item 10.	Additional Information

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

D. Exchange Controls

China’s government imposes control over the convertibility of Renminbi into foreign currencies. Under the current unified floating exchange rate system, the People’s Bank of China, or the PBOC, publishes a daily exchange rate for Renminbi, or the PBOC Exchange Rate, based on the previous day’s dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC Exchange Rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations issued by the State Council on January 29, 1996 and effective as of April 1, 1996 (and amended on January 14, 1997) and the Administration of Settlement, Sale and Payment of Foreign Exchange Regulations which came into effect on July 1, 1996 regarding foreign exchange control, or the Regulations, conversion of Renminbi into foreign exchange by foreign investment enterprises for current account items, including the distribution of dividends and profits to foreign investors of joint ventures, is permissible. Foreign investment enterprises are permitted to remit foreign exchange from their foreign exchange bank account in China on the basis of, inter alia, the terms of the relevant joint venture contracts and the board resolutions declaring the distribution of the dividend and payment of profits. Conversion of Renminbi into foreign currencies and remittance of foreign currencies for capital account items, including direct investment, loans, security investment, is still subject to the approval of the SAFE, in each such transaction. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations to provide, among other things, that the State shall not impose restrictions on recurring international payments and transfers.

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

On July 21, 2005, the Chinese government changed its policy of pegging the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Since the adoption of this new policy, the value of the Renminbi has fluctuated daily within a narrow band, but overall has appreciated against the US dollar. Nevertheless, the PRC government continues to receive significant international pressure to further liberalize its currency policy which could result in a further and more significant appreciation in the value of the Renminbi against the US dollar.

The PBOC issued a directive in 2007 regarding individual foreign exchange transactions. An annual quota of $20,000 that will be assigned to each individual for the settlement of foreign exchange sets a threshold below which foreign exchange transactions can be handled directly at a bank. The SAFE issued detailed rules for administering individual foreign exchange transactions, prescribing an annual quota of $50,000 for both individual settlement of foreign exchange and individual purchases of foreign exchange from February 1, 2007. The measures liberalize a number of types of capital account transactions by domestic individuals. In particular, individuals will be allowed to purchase domestically listed “B” shares and make financial investments involving overseas shares, fixed income products and other approved financial instruments through the qualified domestic institutional investor scheme. Chinese citizens will be able to participate in overseas listed companies’ employee stock ownership and stock option plans. The listed companies will be required to file applications on behalf of their employees and obtain approval from the foreign exchange department before handling relevant foreign exchange transactions. The rules also liberalize provisions dealing with remittances by

Chinese citizens for offshore special purpose vehicles for “roundtrip investments,” an integral step in the conversion of a domestic enterprise into a wholly-foreign owned enterprise under an offshore holding company for the purpose of listing offshore.

Currently, foreign investment enterprises are required to apply to SAFE for “foreign exchange registration certificates for foreign investment enterprises.” With such foreign exchange registration certificates (which are granted to foreign investment enterprises upon fulfilling specified conditions and which are subject to review and renewal by the SAFE on an annual basis) or with the foreign exchange sales notices from the SAFE (which are obtained on a transaction-by-transaction basis), foreign-invested enterprises may enter into foreign exchange transactions at banks authorized to conduct foreign exchange business to obtain foreign exchange for their needs.

In recent years, the State Development and Reform Commission, or the SDRC, and the SAFE have promulgated regulations on the exchange control in relation to investments made by Chinese companies and residents in offshore companies and reinvestments in China made by these offshore companies. Pursuant to such regulations, certain investment activities would be subject to more stringent regulatory controls.

In October 2004, the SDRC promulgated an administrative rule for the approval of offshore investment projects. The administrative rule provides that offshore investments made by Chinese companies and residents must be approved by SDRC agencies at the provincial level. If, however, the amount of foreign exchange to be used in such offshore investment exceeds the threshold of US$30,000,000 (for investment in natural resources sector) or US$10,000,000 (for investment in other industry sectors), the offshore investment must be approved by the national SDRC agency. Furthermore, if the amount of foreign exchange to be used in such offshore investment exceeds the threshold of US$200,000,000 (for investment in natural resources sector) or US$50,000,000 (for investment in other industry sectors), the offshore investment must be approved by the State Council.

In October 2005, the SAFE issued a public notice concerning foreign exchange regulations on investments by Chinese residents in China through special purpose companies incorporated overseas. According to the public notice, if Chinese residents use assets or equity interests in their domestic entities as capital contribution to establish offshore companies or inject assets or equity interests of their Chinese entities into offshore companies to raise capital overseas, such Chinese residents must register with local SAFE branches with respect to their overseas investments in offshore companies. In addition, if the offshore companies of the Chinese residents experience material events, such as changes in share capital, share transfer, mergers and acquisitions, spin-off transactions or use of assets in China to guarantee offshore obligations, the Chinese residents must file amendments to their registrations with the SAFE. The public notice also provides that failure by any of our shareholders who is a Chinese resident or controlled by a Chinese resident to comply with the registration procedures set forth in such notice may subject our company to fines or sanctions imposed by the Chinese government.

As a Cayman Islands company, and therefore an offshore company, if we purchase the assets or equity interest of a Chinese company owned by Chinese residents, including those which we will generate revenue from and exercise control over through agreements, such Chinese residents who become our shareholders may be subject to registration procedures described in the aforementioned SAFE notice. Moreover, Chinese residents who are already our beneficial shareholders may be required to register with the SAFE or the SDRC or both in connection with their shareholdings in us.

As it is uncertain how the SAFE or the SDRC notices will be interpreted or implemented, we cannot predict how they will affect our business operations or future acquisition strategy. For example, our present and prospective Chinese subsidiaries’ ability to conduct foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by such Chinese residents, over whom we have no control. In addition, we cannot assure you that such Chinese residents will be able to complete the necessary approval and registration procedures required by the SAFE or SDRC notices because we have no control over the outcome of the registration procedures. With respect to our recent acquisitions of Huayi Brothers Music, Freeland Music, New Run and Secular Bird or any future acquisitions of Chinese companies, we cannot assure you that we or the owners of such Chinese companies, each as the case may be, will be able to complete the necessary approvals, filings and registrations required by the aforementioned SAFE or SDRC notices for such acquisitions. Such uncertainties may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

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

United States Federal Income Taxation

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below.

This discussion does not address state, local, or foreign tax consequences of the ownership and disposition of ordinary shares or ADSs. (See “Cayman Islands Taxation” above). The United States does not have an income tax treaty with the Cayman Islands.

This summary is for general information only and does not address all aspects of the U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the United States; persons subject to the alternative minimum tax; persons holding ordinary shares or ADSs as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; and U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar.

This discussion is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to the ownership and disposition of ordinary shares or ADSs. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of owning and disposing of ordinary shares or ADSs, as well as any tax consequences arising under the laws of any state, local, or foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

This summary is directed solely to persons who hold their ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is any of the following:

•	a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	a trust in existence on August 20, 1996 that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

The term “Non-U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is not a U.S. Holder. As described in “Taxation of Non-U.S. Holders” below, the tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ordinary shares or ADSs, the U.S. federal income tax consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of ordinary shares or ADSs that is a partnership and the partners in such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs.

ADSs

As relates to the ADSs, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance to its terms.

Generally, a holder of ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if the holder exchanges ADSs for the underlying ordinary shares represented by those ADSs. The holder’s adjusted tax basis in the ordinary shares will be the same as the adjusted tax basis of the ADSs surrendered in exchange therefor, and the holding period for the ordinary shares will include the holding period for the surrendered ADSs.

TAXATION OF U.S. HOLDERS

The discussion in “Distributions on Ordinary Shares or ADSs” and “Dispositions of Ordinary Shares or ADSs” below assumes that we will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion in “Passive Foreign Investment Company” below.

Distributions on Ordinary Shares or ADSs

General. Subject to the discussion in “Passive Foreign Investment Company” below, if you actually or constructively receive a distribution on ordinary shares or ADSs, you must include the distribution in gross income as a taxable dividend on the date of your (or in the case of ADSs, the depositary’s) receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any foreign tax withheld. Dividends paid by us generally will not be eligible for the dividends received deduction allowed to corporations with respect to dividends received from certain domestic corporations. Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below.

To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in the ordinary shares or ADSs, and thereafter as capital gain. Preferential tax rates for long-term capital gain may be applicable to non-corporate U.S. Holders.

We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2011, dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate of 15%. However, we believe that we are likely a PFIC for the current taxable year of 2007, and as a result, dividends paid by us will likely not be treated as QDI.

Foreign Currency Distributions. A dividend paid in foreign currency (e.g., Renminbi) must be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted to U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, you generally will not recognize a foreign currency gain or loss. However, if you convert the foreign currency to U.S. dollars on a later date, you must include in income any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount you included in income when the dividend was received and (ii) the amount that you receive on the conversion of the foreign currency to U.S. dollars. Such gain or loss will generally be ordinary income or loss and U.S. source for U.S. foreign tax credit purposes.

In-Kind Distributions. Distributions to you of new ordinary shares or ADSs or rights to subscribe for new ordinary shares or ADSs that are received as part of a pro rata distribution to all of our shareholders will not be subject to U.S. federal income tax. The adjusted tax basis of the new ordinary shares or ADSs or rights so received will be determined by allocating your adjusted tax basis in the old ordinary shares or ADSs between the old ordinary shares or ADSs and the new ordinary shares or ADSs or rights received, based on their relative fair market values on the date of distribution. However, in the case of a distribution of rights to subscribe for ordinary shares or ADSs, the adjusted tax basis of the rights will be zero if the fair market value of the rights is less than 15% of the fair market value of the old ordinary shares or ADSs on the date of distribution and you do not make an election to determine the adjusted tax basis of the rights by allocation as described above. Your holding period for the new ordinary shares or ADSs or rights will generally include the holding period for the old ordinary shares or ADSs on which the distribution was made.

Foreign Tax Credits. Subject to certain conditions and limitations, any foreign taxes paid on or withheld from distributions from us and not refundable to you may be credited against your U.S. federal income tax liability or, alternatively, may be deducted from your taxable income. This election is made on a year-by-year basis and applies to all foreign taxes paid by you or withheld from you that year.

Distributions will constitute foreign source income for foreign tax credit limitation purposes. The foreign tax credit limitation is calculated separately with respect to two specific classes of income. For this purpose, distributions characterized as dividends distributed by us will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.” Special limitations may apply if a dividend is treated as QDI (as defined above).

Special rules may apply to electing individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return).

In certain circumstances, a U.S. Holder that (i) has held ordinary shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends, or (iii) holds ordinary shares or ADSs in arrangements in which the U.S. Holder’s expected economic profit, after foreign taxes, is insubstantial, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on ordinary shares or ADSs.

Since the rules governing foreign tax credits are complex, you should consult your own tax advisor regarding the availability of foreign tax credits in your particular circumstances.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the preferential tax rates applicable to QDI, as defined above. Accordingly, the creditability of foreign taxes and the availability of such preferential tax rates could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

Dispositions of Ordinary Shares or ADSs

Subject to the discussion in “Passive Foreign Investment Company” below, you generally will recognize taxable gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the ordinary shares or ADSs. Such gain or loss will be capital gain or loss.

If you have held the ordinary shares or ADSs for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2011) will apply to non-corporate U.S. Holders. If you have held the ordinary shares or ADSs for one year or less, such capital gain or loss will be short-term capital gain or loss taxable as ordinary income at your marginal income tax rate. The deductibility of capital losses is subject to limitations.

Generally, any gain or loss recognized will not give rise to foreign source income for U.S. foreign tax credit purposes.

You should consult your own tax advisor regarding the U.S. federal income tax consequences if you receive currency other than U.S. dollars upon the disposition of ordinary shares or ADSs.

Passive Foreign Investment Company

We believe that we were a PFIC for 2006 and are likely a PFIC for the current taxable year of 2007. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year.

We generally will be a PFIC under Section 1297 of the Code if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income (the “income test”) or (b) 50% or more of the average percentage, generally determined by fair market value, of our assets during such taxable year either produce passive income or are held for the production of passive income (the “asset test”). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

Certain “look through” rules apply for purposes of the income and asset tests described above. If we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income. In addition, passive income does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to income of such related person that is not passive income.

Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change.

Default PFIC Rules under Section 1291 of the Code. If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds ordinary shares or ADSs. Since we believe that we were a PFIC for 2006, if you held ordinary shares or ADSs in 2006, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares or ADSs. Even if you only began holding ordinary shares or ADSs in the current taxable year of 2007, if it turns out that we are a PFIC for 2007, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares or ADSs. You may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default tax rules of Section 1291 of the Code discussed above) as if your ordinary shares or ADSs had been sold on the last day of the last taxable year for which we were a PFIC.

If we are a treated as a PFIC with respect to you, the U.S. federal income tax consequences to you of the ownership and disposition of ordinary shares or ADSs will depend on whether you make an election to treat us as a qualified electing fund (“QEF”) under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). If you owned or own ordinary shares or ADSs while we were or are a PFIC has and have not made either a QEF Election or a Mark-to-Market Election, you will be referred to in this summary as a “Non-Electing U.S. Holder.”

If you are a Non-Electing U.S. Holder, you will be subject to the default tax rules of Section 1291 of the Code with respect to:

•

any “excess distribution” paid on ordinary shares or ADSs, which means the excess (if any) of the total distributions received by you during the current taxable year over 125% of the average distributions received by you during the three preceding taxable years (or during the portion of your holding period for the ordinary shares or ADSs prior to the current taxable year, if shorter); and

•	any gain recognized on the sale or other taxable disposition (including a pledge) of ordinary shares or ADSs.

Under these default tax rules:

•	any excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs;

•	the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the current taxable year;

•	the amount allocated to each of the other years will be treated as ordinary income and taxed at the highest applicable tax rate in effect for that year; and

•	the resulting tax liability from any such prior years will be subject to the interest charge applicable to underpayments of tax.

In addition, notwithstanding any election you may make, dividends that you receive from us will not be eligible for the preferential tax rates applicable to QDI (as discussed above in “Distributions on Ordinary Shares or ADSs”) if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

Special rules for Non-Electing U.S. Holders will apply to determine U.S. foreign tax credits with respect to foreign taxes imposed on distributions on ordinary shares or ADSs.

If we are a PFIC in any year with respect to you, you will be required to file an annual return on IRS Form 8621 regarding distributions received on ordinary shares or ADSs and any gain realized on the disposition of ordinary shares or ADSs. Since we believe that we were a PFIC for 2006, if you held ordinary shares or ADSs in 2006, you are required to file IRS Form 8621 for 2006 and for all succeeding years during which we continue to be treated as a PFIC with respect to you. Alternatively, even if you only began holding ordinary shares or ADSs in the current taxable year of 2007, if it turns out that we are a PFIC For 2007, you will be required to file IRS Form 8621 for 2007 and for all succeeding years during which we continue to be treated as a PFIC with respect to you.

QEF Election. If you make a QEF Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Instead, you will be subject to current U.S. federal income tax on your pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are actually distributed to you by us. However, you can make a QEF Election only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Mark-to-Market Election. U.S. Holders may make a Mark-to-Market Election, but only if our ordinary shares or ADSs are marketable stock. Our ordinary shares are not currently listed on any exchange, but our ADSs will be “marketable stock” as long as they remain listed on the Nasdaq Global Market and are regularly traded. Stock is “regularly traded” for any calendar year during which it is traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. There can be no assurances, however, that our ADSs will be treated, or continue to be treated, as regularly traded.

If you make a Mark-to-Market Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Rather, you generally will be required to recognize ordinary income for any increase in the fair market value of the ADSs for each taxable year that we are a PFIC. You will also be allowed to deduct as an ordinary loss any decrease in the fair market value to the extent of net marked-to-market gain previously included in prior years. Your adjusted tax basis in the ADSs will be adjusted to reflect the amount included or deducted.

The Mark-to-Market Election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless our ADSs cease to be marketable stock or the IRS consents to the revocation of the election. You should consult your own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Since the PFIC rules are complex, you should consult your own tax advisor regarding them and how they may affect the U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs.

Information Reporting and Backup Withholding

Generally, information reporting requirements will apply to distributions on ordinary shares or ADSs or proceeds from the disposition of ordinary shares or ADSs paid within the United States (and, in certain cases, outside the United States) to a U.S. Holder unless such U.S. Holder is an exempt recipient, such as a corporation. Furthermore, backup withholding (currently at 28%) may apply to such amounts unless such U.S. Holder (i) is an exempt recipient that, if required, establishes its right to an exemption, or (ii) provides its taxpayer identification number, certifies that it is not currently subject to backup withholding, and complies with other applicable requirements. A U.S. Holder may generally avoid backup withholding by furnishing a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Rather, amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability. Furthermore, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

TAXATION OF NON-U.S. HOLDERS

Distributions on Ordinary Shares or ADSs

Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on ordinary shares or ADSs, unless the distributions are effectively connected with your conduct of a trade or business in the United States and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the United States.

If distributions are effectively connected with a U.S. trade or business and (if applicable) attributable to a U.S. permanent establishment, you generally will be subject to tax on such distributions in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders – Distributions on Ordinary Shares or ADSs” above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dispositions of Ordinary Shares or ADSs

Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of ordinary shares or ADSs, unless (i) the gain is effectively connected with your conduct of a trade or business in the United States and (if an applicable income tax treaty so requires) attributable to a permanent establishment that you maintain in the United States, or (ii) you are an individual and are present in the United States for at least 183 days in the taxable year of the disposition, and certain other conditions are met.

If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the United States in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders – Dispositions of Ordinary Shares or ADSs” above. Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If you meet the test in clause (ii) above, you generally will be subject to tax at a 30% rate on the amount by which your U.S. source capital gain exceeds your U.S. source capital loss.

Information Reporting and Backup Withholding

Payments to Non-U.S. Holders of distributions on, or proceeds from the disposition of, ordinary shares or ADSs are generally exempt from information reporting and backup withholding. However, a Non-U.S. Holder may be required to establish that exemption by providing certification of non-U.S. status on an appropriate IRS Form W-8.

Backup withholding is not an additional tax. Rather, amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax liability. Furthermore, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

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

Appleby, our counsel as to Cayman Islands law, has advised us and we are of the understanding as to Chinese law, that there is uncertainty as to whether the courts of the Cayman Islands or China would:

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

Appleby has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

We are further of the understanding that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedures Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the Commission a registration statement on Form F-1 and prospectus, and a registration statement on Form F-6, under the Securities Act of 1933, as amended, with respect to our ordinary shares represented by ADSs, as well as the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the Securities and Exchange Commission. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31 of each year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with US GAAP.

We will make available to our shareholders annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with US GAAP.

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

Changes in Internal Control Over Financial Reporting

We are aware of the importance of maintaining controls and procedures and are working towards improving our controls and procedures. According to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, we will be required to include an internal control report of management with our annual report on Form 20-F for the first fiscal year ending on or after December 15, 2007 by June 30, 2008. The internal control report must contain (1) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting and (3) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal control over financial reporting is effective.

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

In addition, we are taking the following measures in order to make these improvements in our internal controls:

•

contract with independent accounting software specialists to help us upgrade and enhance our accounting software system which we believe will greatly improve overall efficiency and internal control effectiveness;

•

reinforce existing control over the reporting process of all consolidated entities, as well as develop additional control processes to enhance our internal controls in areas where we noted perceived deficiencies; and

•	update our general computer system and server controls.

Over the past year, we undertook a number of actions to strengthen our internal controls, including the formalization and adoption of accounting and management policies, and the hiring and training of personnel as required to implement these policies and those which will be required for compliance with Section 404 upon its applicability to us.

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

We have adopted a Code of Business Conduct which applies to our employees, officers and non-employee directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC.

The Code of Business Conduct is available on our website at www.hurray.com. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public. Copies of the Code of Business Conduct will be provided to any shareholder upon written request to the Legal Counsel, 15/F, Tower B, Gateway Plaza, No.18 Xia Guang Li, East Third Ring, Chaoyang District, Beijing 100027, People’s Republic of China.

Item 16C.	Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by Deloitte Touche Tohmatsu CPA Ltd. (our independent accountants from 2001 until the present time) for certain services rendered to our company during 2006 and 2005.

	For the year ended December 31,
	2006	2005
Audit fees(1)	$315,375	$240,000
Audit related fees (2)	$4,696	$3,105
Tax fees(3)	—	—
Other fees(4)	—	$923,329

(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for our calendar year audits and reviews of financial statements.
(2)	“Audit-related fees” means the aggregate fees incurred in each of the fiscal years listed for professional services related to the audit of our financial statements that are not reported under “Audit fees” and consultation on accounting standards or transactions.
(3)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	“Other fees” means fees incurred in respect of our initial public offering in February 2005 and the financial due diligence service rendered.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

We have not been granted an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of ADSs Purchased (1)	Average Price Paid per ADS (1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Aggregate Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs (1)
May 22, 2006 to May 31, 2006	307,000 ADSs, equivalent to 30,700,000 ordinary shares	$6.72	307,000 ADSs, equivalent to 30,700,000 ordinary shares	$12,936,960

June 1, 2006 to June 26, 2006	485,600 ADSs, equivalent to 48,560,000 ordinary shares	$6.11	485,600 ADSs, equivalent to 48,560,000 ordinary shares	$9,969,944

(1)	In February 2006, our Board approved a share repurchase program whereby we may repurchase up to $15.0 million of our issued and outstanding ADSs in open-market transactions. The timing and dollar amount of repurchase transactions are be determined by our Board depending on market conditions and are be subject to regulatory requirements. There is no expiration date for the stock repurchase program.

PART III

Item 17.	Financial Statements

The Company has elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements for Hurray! Holding Co., Ltd. and its subsidiaries are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (Registration No. 333-121987) as filed with the Commission on January 12, 2005).

2.1	Specimen American Depositary Receipt of the Company (incorporated by reference to Exhibit 3(a) to the Company’s Registration Statement on Form F-6 (Registration No. 333-122004) as filed with the Commission on January 13, 2005).

2.2	Specimen Share Certificate of the Company (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1 (Registration No. 333-121987) as filed with the Commission on January 12, 2005).

2.3	Deposit Agreement dated February 9, 2005 among the Company, Citibank N.A. and holders of the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 3(a) to the Company’s Registration Statement on Form F-6 (Registration No. 333-122004) as filed with the Commission on January 13, 2005).

2.4	Amended and Restated Registration Rights Agreement dated as of June 16, 2003 by and among Hurray! Holding Co., Ltd., Fidelity Greater China Ventures Fund L.P., Venture TDF Technology Fund III, L.P., Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.1	2002 Incentive Compensation Plan (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.2	2003 Stock Option Plan (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.3	Form of Indemnification Agreement (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.4	Employment Agreement by and between Hurray! Holding Co., Ltd. and Qindai Wang dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.5	Employment Agreement by and between Hurray! Holding Co., Ltd. and Jesse Liu dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.6	Employment Agreement by and between Hurray! Holding Co., Ltd. and Haoyu Yang dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.7	Employment Agreement by and between Hurray! Holding Co., Ltd. and Shaojian (Sean) Wang on May 23, 2006

4.8	Translation of Employment Agreement by and between Hurray! Times Communications (Beijing) Ltd. and Jiang Wang on September 1, 2006

4.9	Translation of Agreement of Transfer of Shares of Beijing Enterprise Mobile Technology Co., Ltd. between Hurray! Holding Co., Ltd. and Funway Investment Holdings, Ltd. dated April 8, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.10	Translation of Agreement of Transfer of Shares of Beijing Enterprise Network Technology Co., Ltd. between Hurray! Solutions Ltd., Qindai Wang, Yu Qin and Zhang Chen dated April 8, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.11	Translation of Agreement of Transfer of Shares of Beijing Enterprise Mobile Technology Co., Ltd. between Hurray! Holding Co., Ltd. and Nihon-Enterprise Mobile, Ltd. dated April 13, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.12	Translation of Equity Transfer Agreement by and among Zhang Yi, Shang Aiqin, Wang Jiang, Xu Hongyan, Xie Peifu, He Ming and Chen Yixiao dated December 30, 2005 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 20-F as filed with the Commission on June 15, 2006).

4.13	Translation of Equity Transfer Agreement by and between Hurray! Holdings Co., Ltd. and Magma Digital International Limited dated December 30, 2005 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 20-F as filed with the Commission on June 15, 2006).

4.14	Translation of Equity Transfer and Capital Increase Agreement by and among Beijing Huayi Brothers Advertising Co., Ltd., Beijing Qixin Weiye Culture Development Co., Ltd. and Hurray! Digital Music Technology Co., Ltd. dated December 12, 2005 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 20-F as filed with the Commission on June 15, 2006)..

4.15	Translation of Cooperation Agreement by and among Hurray! Solutions, Ltd., Beijing Enterprise Mobile Technology Co., Ltd., Beijing Hutong Wuxian Technology Co., Ltd., Zhong Xiongbing, Guangdong Freeland Movie and Television Production Co., Ltd., Beijing Shiji Freeland Movie and Television Distribution Co., Ltd., Shanghai Hai Le Audio & Video Distribution Co., Ltd. and Hong Kong Freeland Movie Industry Group Co., Ltd. dated November 14, 2005 (incorporated by reference to Exhibit 4.16 of our Annual Report on Form 20-F as filed with the Commission on June 15, 2006).

4.16	Translation of Technology Service Agreement between China Mobile Communications Group Corporation and Beijing Enterprise Network Technology Co., Ltd. dated May 22, 2003 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.17	Translation of Mobile Value-added Service Cooperation Agreement between China Unicom Co., Ltd. and Hurray! Solutions Ltd. dated March 29, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.18	Translation of Mobile Value-Added Service Cooperation Agreement by and between China Unicom Co., Ltd. and Beijing Hutong Wuxian Technology Co., Ltd. dated May 30, 2005 (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F as filed with the Commission on June 15, 2006).

4.19	Translation of Cooperation Agreement on Monternet SMS Service between Zhejiang Mobile Communications Co., Ltd. and Beijing WVAS Solutions Ltd. dated May 1, 2003 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.20	Translation of Cooperation Agreement on Monternet WAP Services by and between China Mobile Communications Group Corporation and Beijing Hutong Wuxian Technology Co., Ltd. dated May 1, 2005 (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F as filed with the Commission on June 15, 2006).

4.21	Translation of Agreement on Entrusted Fee Collection between Zhejiang Mobile Communications Co., Ltd. and Beijing WVAS Solutions Ltd. dated May 1, 2003 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.22	Translation of China Unicom SMS Cooperation Agreement between China Unicom Zhejiang Branch Company and Hurray! Solutions Ltd., dated August 20, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.23	Translation of Unicom New Times CDMA WAP (Phase III) Operation Platform System Equipment Purchase Contract among Unicom Import & Export Company Limited, Unicom New Times Mobile Telecommunications Company Limited and Hurray! Times Communications (Beijing) Ltd. dated November 24, 2003 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.24	Translation of Unicom New Times CDMA WAP (Phase III) Operation Platform System Integration and Service Purchase Contract among Unicom Import & Export Company Limited, Unicom New Times Mobile Telecommunications Company Limited and Hurray! Times Communications (Beijing) Ltd. dated November 24, 2003 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.25	Translation of Data Service Cooperation Agreement between Beijing Enlight Times Info Co., Ltd and Hurray! Solutions Ltd. (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.26	Translation of Music Copyright License Agreement between Music Copyright Society of China and Hurray! Solutions Ltd. dated August 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.27	Translation of Contracts in Relation to Maximum Amount of Guarantee between Hua Xia Bank as creditor and each of Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. as guarantor dated December 31, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.28	Translation of Agreement for Transfer of Entitlement to Dividends between Qindai Wang and Hurray! Holding Co., Ltd. dated August 15, 2003 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.29	Translation of Domain Name Assignment Agreement between Hurray! Solutions Ltd. and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.30	Translation of Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.31	Translation of Software Assignment Agreement between Hurray! Solutions Ltd. and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.32	Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.33	Translation of Trademark Assignment Agreement between Hurray! Solutions Ltd. and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.34	Translation of Trademark License Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.35	Translation of Letter of Undertaking by Qindai Wang dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.36	Translation of Authorization Agreement by Songzuo Xiang dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.37	Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.38	Translation of Operating Agreement among Hurray! Times Communications (Beijing) Ltd., Hurray! Solutions Ltd., Qindai Wang and Songzuo Xiang dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.39	Translation of Contract Related to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Hurray! Solutions Ltd. and Qindai Wang dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.40	Translation of Contract Related to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Hurray! Solutions Ltd. and Songzuo Xiang dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.41	Translation of Equity Interests Pledge Agreement between Qindai Wang and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.42	Translation of Equity Interests Pledge Agreement between Songzuo Xiang and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.43	Translation of Letter of Undertaking by Qindai Wang dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.44	Translation of Authorization Agreement by Hurray! Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.45	Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.46	Translation of Operating Agreement among Hurray! Times Communications (Beijing) Ltd., Beijing Cool Young Information Technology Co., Ltd., Qindai Wang and Hurray! Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.47	Translation of Contract Related to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Qindai Wang and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.48	Translation of Contract Related to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Hurray! Solutions Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.49	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Qindai Wang dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.50	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.51	Translation of Domain Name Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.52	Translation of Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.53	Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.54	Translation of Trademark License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.55	Translation of Domain Name Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.56	Translation of Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.57	Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.58	Translation of Trademark License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.59	Translation of Authorization Agreements by each of Sun Hao and Wang Xiaoping dated October 1, 2004 and October 1, 2004, respectively (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.60	Translation of Authorization Agreement by Beijing Enterprise Network Technology Co., Ltd. dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.61	Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.62	Translation of Operating Agreement among Hurray! Times Communications (Beijing) Ltd., Beijing WVAS Solutions Ltd., Beijing Enterprise Network Technology Co., Ltd., Sun Hao and Wang Xiaoping dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.63	Translation of Contracts Relating to Exclusive Purchase Right of Equity Interest between Hurray! Holding Co., Ltd., Beijing WVAS Solutions Ltd. and each of Sun Hao and Wang Xiaoping dated October 1, 2004 and October 1, 2004, respectively (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.64	Translation of Contract Relating to Exclusive Purchase Right of Equity Interest between Hurray! Holding Co., Ltd., Beijing WVAS Solutions Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.65	Translation of Equity Interests Pledge Agreements between Hurray! Times Communications (Beijing) Ltd. and each of Sun Hao and Wang Xiaoping dated October 1, 2004 and October 1, 2004, respectively (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.66	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.67	Translation of Domain Name Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.68	Translation of Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.69	Translation of Software Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.70	Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.71	Translation of Software Technology Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.72	Translation of Trademark License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.73	Translation of Authorization Agreement by Yang Haoyu dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.74	Translation of Authorization Agreement by Wang Jianhua dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.75	Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.76	Translation of Operating Agreement among Hurray! Times Communications (Beijing) Ltd., Beijing Palmsky Technology Co., Ltd., Yang Haoyu and Wang Jianhua dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.77	Translation of Contract Relating to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Yang Haoyu and Beijing Palmsky Technology Co., Ltd. dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.78	Translation of Contract Relating to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Wang Jianhua and Beijing Palmsky Technology Co., Ltd. dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.79	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Yang Haoyu dated October 1, 2004(incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.80	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Wang Jianhua dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.81	Translation of Domain Name Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.82	Translation of Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.83	Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.84	Translation of Trademark License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.85	Translation of Authorization Agreement by Sun Hao dated August 15, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.86	Translation of Authorization Agreement by Wang Xiaoping dated August 15, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.87	Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.88	Translation of Operating Agreement between Hurray! Times Communications (Beijing) Ltd., Beijing Enterprise Network Technology Co., Ltd., Sun Hao and Wang Xiaoping dated August 15, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.89	Translation of Contract Relating to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Wang Xiaoping and Beijing Enterprise Network Technology Co., Ltd. dated August 15, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.90	Translation of Contract Relating to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Sun Hao and Beijing Enterprise Network Technology Co., Ltd. dated August 15, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.91	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Sun Hao dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.92	Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Wang Xiaoping dated October 1, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.93	Translation of Agreement on Transfer of Shares of Beijing Enterprise Network Technology Co., Ltd. between Sun Hao and Wang Xiaoping and Hurray! Solutions Ltd. and Wang Qindai dated July 19, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.94	Translation of Domain Name License Agreement by and between Hurray! Times Communications (Beijing) Ltd. and Shanghai Magma Digital Technology Co. Ltd. dated January 12, 2006 (incorporated by reference to Exhibit 4.95 of our Annual Report on Form 20-F as filed with the Commission on June 15, 2006)

4.95	Translation of Domain Name Assignment Agreement by and between Shanghai Magma Digital Technology Co. Ltd. and Hurray! Times Communications (Beijing) Ltd. dated January 12, 2006 (incorporated by reference to Exhibit 4.96 of our Annual Report on Form 20-F as filed with the Commission on June 15, 2006).

4.96	Translation of Software License Agreement by and between Hurray! Times Communications (Beijing) Ltd. and Shanghai Magma Digital Technology Co. Ltd. dated January 12, 2006 (incorporated by reference to Exhibit 4.97 of our Annual Report on Form 20-F as filed with the Commission on June 15, 2006).

4.97	Translation of Software Assignment Agreement by and between Shanghai Magma Digital Technology Co. Ltd. and Hurray! Times Communications (Beijing) Ltd. dated January 12, 2006 (incorporated by reference to Exhibit 4.98 of our Annual Report on Form 20-F as filed with the Commission on June 15, 2006).

4.98	Translation of Trademark License Agreement by and between Hurray! Times Communications (Beijing) Ltd. and Shanghai Magma Digital Technology Co. Ltd. dated January 12, 2006 (incorporated by reference to Exhibit 4.99 of our Annual Report on Form 20-F as filed with the Commission on June 15, 2006).

4.99	Translation of Trademark Assignment Agreement by and between Shanghai Magma Digital Technology Co. Ltd. and Hurray! Times Communications (Beijing) Ltd. dated January 12, 2006 (incorporated by reference to Exhibit 4.100 of our Annual Report on Form 20-F as filed with the Commission on June 15, 2006).

4.100	Translation of Authorization Agreement by Shang Aiqin dated January 12, 2006 (incorporated by reference to Exhibit 4.101 of our Annual Report on Form 20-F as filed with the Commission on June 15, 2006).

4.101	Translation of Authorization Agreement by Zhang Yi dated January 12, 2006 (incorporated by reference to Exhibit 4.102 of our Annual Report on Form 20-F as filed with the Commission on June 15, 2006).

4.102	Translation of Exclusive Technical Consulting and Services Agreement by and between Hurray! Times Communications (Beijing) Ltd. and Shanghai Magma Digital Technology Co. Ltd. dated January 12, 2006 (incorporated by reference to Exhibit 4.103 of our Annual Report on Form 20-F as filed with the Commission on June 15, 2006).

4.103	Translation of Operating Agreement by and among Hurray! Times Communications (Beijing) Ltd., Shanghai Magma Digital Technology Co. Ltd., Zhang Yi and Shang Aiqin dated January 12, 2006 (incorporated by reference to Exhibit 4.104 of our Annual Report on Form 20-F as filed with the Commission on June 15, 2006).

4.104	Translation of Contract Relating to the Exclusive Purchase Right of an Equity Interest by and among Hurray! Holding Co., Ltd., Shang Aiqin and Shanghai Magma Digital Technology Co. Ltd. dated January 12, 2006 (incorporated by reference to Exhibit 4.105 of our Annual Report on Form 20-F as filed with the Commission on June 15, 2006).

4.105	Translation of Contract Relating to the Exclusive Purchase Right of an Equity Interest by and among Hurray! Holding Co., Ltd., Zhang Yi and Shanghai Magma Digital Technology Co. Ltd. dated January 12, 2006 (incorporated by reference to Exhibit 4.106 of our Annual Report on Form 20-F as filed with the Commission on June 15, 2006).

4.106	Translation of Equity Interests Pledge Agreement by and between Hurray! Times Communications (Beijing) Ltd. and Zhang Yi dated January 12, 2006 (incorporated by reference to Exhibit 4.107 of our Annual Report on Form 20-F as filed with the Commission on June 15, 2006).

4.107	Translation of Equity Interests Pledge Agreement by and between Hurray! Times Communications (Beijing) Ltd. and Shang Aiqin dated January 12, 2006 (incorporated by reference to Exhibit 4.108 of our Annual Report on Form 20-F as filed with the Commission on June 15, 2006).

4.108	Translation of Office Lease Contract between Hurray! Solutions Ltd. and Beijing China Resources Building Co. Ltd. dated April 29, 2003 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.109	Translation of Office Lease Contract between Hurray! Solutions Ltd. and Beijing China Resources Building Co. Ltd. dated November 14, 2003 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.110	2004 Share Incentive Plan (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.111	Translation of Supplemental Agreement to Agreement on Transfer of Shares of Beijing Enterprise Network Technology Co., Ltd. among Hurray! Holding Co., Ltd., Qindai Wang, Yu Qin and Zhang Chen dated November 4, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.112	Translation of Supplemental Agreement to Agreement on Transfer of Shares of Beijing Enterprise Mobile Technology Co., Ltd. among Hurray! Holdings Co., Ltd., Funway Investment Holdings Ltd. and I-mode Technology Ltd. dated November 4, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.113	Translation of Loan agreement between Beijing Enterprise Network Technology Co., Ltd. and Yu Qin dated November 4, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.114	Translation of Loan agreement between WVAS Solutions Ltd. and Yu Qin dated November 4, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.115	Translation of CDMA WAP (Phase IV) Equipment and Service Purchase Agreement among Unicom Import & Export Company Limited, Unicom New Times Mobile Telecommunications Company Limited and Hurray! Times Communications (Beijing) Ltd. dated January 11, 2005 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 12, 2005).

4.116	Translation of Supplemental Agreement dated December 1, 2004 to Domain Name Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 and Domain Name License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 28, 2005).

4.117	Translation of Supplemental Agreement dated January 25, 2005 to certain Equity Interests Pledge Agreements (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) as filed with the Commission on January 28, 2005).

4.118	Translation of Cooperation Agreement between China Mobile Communications Group Corporation and Beijing Enterprise Network Technology Co., Ltd., dated January 1, 2006.

4.119	Translation of Mobile Value-added Service Cooperation Agreement, between China United Telecommunications Corporation Limited and Beijing Hutong Wuxian Technology Co., Ltd., dated April 13, 2006.

4.120	Translation of Cooperation Agreement between Hurray! Digital Media Technology Co., Ltd., Lan Gang, Chen Jianzhong, Hu Li, and Beijing Secular Bird Culture and Art Development Center, dated March 12, 2007.

4.121	Translation of Supplemental Agreement between Hurray Holdings Co., Ltd. and Magma Digital International Limited, dated September 1, 2006.

4.122	Translation of Supplemental Agreement between Hurray Solutions, Ltd., Beijing Enterprise Mobile Technology Co., Ltd., Beijing Hutong Wuxian Technology Co., Ltd., Zhong Xiongbing, Guangdong Freeland Movie and Television Production Co., Ltd., Beijing Shiji Freeland Movie and Television Distribution Co., Ltd., Shanghai Hai Le Audio and Video Distribution Co., Ltd., Hong Kong Freeland Movie Industry Group Co., Ltd. and Beijing Freeland Wu Xian Digital Music Technology Co., Ltd., dated July 30, 2006.

4.123	Translation of Supplemental Agreement between Hurray Solutions, Ltd., Beijing Enterprise Mobile Technology Co., Ltd., Beijing Hutong Wuxian Technology Co., Ltd., Zhong Xiongbing, Guangdong Freeland Movie and Television Production Co., Ltd., Beijing Shiji Freeland Movie and Television Distribution Co., Ltd., Shanghai Hai Le Audio and Video Distribution Co., Ltd. and Hong Kong Freeland Movie Industry Group Co., Ltd, dated November 30, 2006.

8.1	List of Subsidiaries and Affiliates.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 of our Annual Report on Form 20-F as filed with the Commission on June 15, 2006).

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm.

15.2	Consent of Appleby.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HURRAY! HOLDING CO., LTD.

By:	/s/ Jesse Liu
Jesse Liu
Chief Financial Officer

Date: June 15, 2007

INDEX TO FINANCIAL STATEMENTS

HURRAY! HOLDING CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Hurray! Holding Co., Ltd.

Beijing, China

We have audited the accompanying consolidated balance sheets of Hurray! Holding Co., Ltd. and its subsidiaries and variable interest entities (the “Company”) at December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2006, 2005 and 2004, and related financial statement schedule included in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and related financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hurray! Holding Co., Ltd. and its subsidiaries and variable interest entities at December 31, 2006 and 2005 and the results of their operations and their cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in 2006 the Company changed its method of accounting for stock-based compensation to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment”, effective on January 1, 2006.

Deloitte Touche Tohmatsu CPA Ltd.

Beijing, China

June 8, 2007

HURRAY! HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
	(in U.S. dollars, except share data)
Assets
Current assets:
Cash	$74,596,978	$75,958,964
Accounts receivable, net of allowance of $284,402 and $15,167 as of December 31, 2006 and 2005, respectively	13,449,419	18,089,063
Prepaid expenses and other current assets	2,700,704	1,858,999
Amount due from related parties	167,464	—
Inventories	177,926	437,493
Current deferred tax assets	295,755	—

Total current assets	91,388,246	96,344,519

Property and equipment, net	1,954,201	2,536,349
Acquired intangible assets, net	6,023,183	3,311,561
Goodwill	39,621,494	23,868,743
Deposits and other long-term assets	632,494	1,501,970
Non-current deferred tax assets	370,781	139,829

Total assets	$139,990,399	$127,702,971

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$3,680,913	$3,730,884
Acquisitions payable	5,832,464	154,197
Accrued expenses and other current liabilities	2,613,313	3,210,232
Amount due to related parties	321	202,276
Income tax payable	488,639	90,308
Current deferred tax liabilities	344,802	248,455

Total current liabilities	12,960,452	7,636,352

Non-current deferred tax liabilities	850,734	842,824

Total liabilities	$13,811,186	$8,479,176

Commitments and contingencies (Note 20)
Minority interests	3,359,193	604,764

Shareholders’ equity:
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; 2,162,031,740 and 2,229,754,340 shares issued and outstanding as of December 31, 2006 and 2005, respectively)	108,102	111,488
Additional paid-in capital	73,608,117	77,335,532
Retained earnings	45,702,452	39,898,507
Accumulated other comprehensive income	3,401,349	1,273,504

Total shareholders’ equity	122,820,020	118,619,031

Total liabilities, minority interests and shareholders’ equity	$139,990,399	$127,702,971

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2006	2005	2004
	(in U.S. dollars, except share data)
Revenues:
2G services	$32,571,278	$20,130,752	$14,946,274
2.5G services	29,941,205	35,931,616	28,227,033
Recorded music	6,203,418	—	—
Software and system integration services	1,177,053	6,312,363	10,267,050

Total revenues	69,892,954	62,374,731	53,440,357

Cost of revenues:
2G services	24,615,272	13,713,675	7,049,848
2.5G services	16,056,841	14,920,813	11,003,395
Recorded music	3,553,144	—	—
Software and system integration services	946,046	1,302,028	6,276,761

Total cost of revenues	45,171,303	29,936,516	24,330,004

Gross profit	24,721,651	32,438,215	29,110,353

Operating expenses:
Product development (including stock-based compensation expense of $79,587, $4,886 and $60,140 for the years ended December 31, 2006, 2005 and 2004, respectively)	2,629,349	2,536,930	2,306,248
Selling and marketing (including stock-based compensation expense of $346,456, $9,911 and $221,046 for the years ended December 31, 2006, 2005 and 2004, respectively)	11,893,238	9,796,538	7,433,005
General and administrative (including stock-based compensation expense of $117,514, $22,775 and $nil for the years ended December 31, 2006, 2005 and 2004, respectively)	6,764,790	3,484,094	1,820,878
In-process research and development	—	—	36,000

Total operating expenses	21,287,377	15,817,562	11,596,131

Income from operations	3,434,274	16,620,653	17,514,222
Interest income	2,575,824	1,428,267	38,185
Interest expense	(44,765)	(27,312)	(312,440)
Other income, net	522,131	990,470	—

Income before income taxes	6,487,464	19,012,078	17,239,967
Income taxes	121,330	393,346	—

Net income after income taxes before minority interests	6,366,134	18,618,732	17,239,967
Minority interests	(562,189)	—	—

Net income	5,803,945	18,618,732	17,239,967
Deemed dividends on Series A convertible preference shares	—	—	(39,917)

Income attributable to holders of ordinary shares	$5,803,945	$18,618,732	$17,200,050

Income per share, basic	$0.00	$0.01	$0.01

Income per share, diluted	$0.00	$0.01	$0.01

Shares used in calculating basic income per share	2,189,748,563	2,092,089,848	1,208,512,142

Shares used in calculating diluted income per share	2,208,758,636	2,129,228,961	1,572,887,775

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

	Series A convertible preference shares		Ordinary shares		Warrants	Subscription receivable	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Comprehensive Income
	Shares	Amount	Shares	Amount
	(in U.S. dollars, except share data)
Balance as of January 1, 2004	12,347,966	$12,348	1,176,000,000	$58,800	$2,287,966	$(50,880)	$8,310,939	$4,079,725	$(4,748)	$14,694,150	$4,542,148

Issuance of ordinary shares related to acquisitions of Beijing Palmsky and Beijing Enterprise (see Note 3).	—	—	53,360,780	2,668	—	—	7,499,799	—	—	7,502,467
Repurchase of ordinary shares related to acquisition of Beijing Enterprise (see Note 3)	—	—	(42,688,780)	(2,134)	—	—	(5,997,866)	—	—	(6,000,000)
Exercise of warrants	5,699,077	5,699	—	—	(2,287,966)	—	6,282,222	—	—	3,999,955
Repurchase of Series A convertible preference shares	(1,122,546)	(1,122)	—	—	—	—	—	—	—	(1,122)
Stock options issued to non-employees	—	—	—	—	—	—	281,186	—	—	281,186
Deemed dividends on Series A convertible preference shares	—	—	—	—	—	—	39,917	(39,917)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	4,063	4,063	$4,063
Net income	—	—	—	—	—	—	—	17,239,967	—	17,239,967	17,239,967

Balance as of December 31, 2004	16,924,497	16,925	1,186,672,000	59,334	—	(50,880)	16,416,197	21,279,775	(685)	37,720,666	$17,244,030

Initial public offering of shares, net of offering costs of $8,655,528	—	—	662,433,900	33,121	—	—	59,394,269	—	—	59,427,390
Conversion of Series A convertible preference shares	(16,924,497)	(16,925)	338,489,940	16,925	—	—	—	—	—	—
Collection of subscription receivable	—	—	—	—	—	50,880	—	—	—	50,880
Stock-based compensation from accelerated-vesting of stock options	—	—	—	—	—	—	16,804	—	—	16,804

	Series A convertible preference shares		Ordinary shares		Warrants	Subscription receivable	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Comprehensive Income
	Shares	Amount	Shares	Amount
	(in U.S. dollars, except share data)
Stock options issued to non-employees	—	—	—	—	—	—	20,768	—	—	20,768
Exercise of stock options	—	—	42,158,500	2,108	—	—	1,487,494	—	—	1,489,602
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	1,274,189	1,274,189	$1,274,189
Net income	—	—	—	—	—	—	—	18,618,732	—	18,618,732	18,618,732

Balance as of December 31, 2005	—	—	2,229,754,340	111,488	—	—	77,335,532	39,898,507	1,273,504	118,619,031	$19,892,921

Issuance of ordinary shares related to acquisitions of Shanghai Magma (see Note 3)	—	—	8,955,200	448	—	—	539,552	—	—	540,000
Repurchase and cancellation of ordinary shares	—	—	(79,260,000)	(3,963)	—	—	(5,030,785)	—	—	(5,034,748)
Forward contract at fair value (See Note 3)	—	—	—	—	—	—	124,918	—	—	124,918
Stock-based compensation expenses	—	—	—	—	—	—	543,557	—	—	543,557
Exercise of stock options	—	—	2,582,200	129	—	—	95,343	—	—	95,472
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	2,127,845	2,127,845	$2,127,845
Net income	—	—	—	—	—	—	—	5,803,945	—	5,803,945	5,803,945

Balance as of December 31, 2006	—	$—	2,162,031,740	$108,102	$—	$—	$73,608,117	$45,702,452	$3,401,349	$122,820,020	$7,931,790

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2006	2005	2004
	(In U.S. dollars)
Operating activities:
Income attributable to holders of ordinary shares	$5,803,945	$18,618,732	$17,200,050
Deemed dividends on Series A convertible preference shares	—	—	39,917

Net income	5,803,945	18,618,732	17,239,967
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation	543,557	37,572	281,186
Depreciation and amortization	3,481,415	1,939,130	1,986,416
Bad debt provision	269,235	2,783	12,384
Minority interests	562,189	—	—
In-process research and development	—	—	36,000
Loss on disposal of property and equipment	1,155	16,920	34,051
Changes in assets and liabilities net of effect of businesses acquired:
Accounts receivable	5,518,845	(5,799,209)	(3,513,973)
Prepaid expenses and other current assets	3,113,531	(528,260)	4,878
Amount due from related parties	(164,008)	—	—
Inventories	268,556	(363,511)	—
Current deferred tax assets	(289,651)	—	—
Non-current deferred tax assets	(221,599)	(137,292)	—
Accounts payable	(222,881)	(282,045)	407,775
Accrued expenses and other current liabilities	(899,530)	203,030	(666,080)
Amount due to related parties	(204,420)	—	—
Income tax payable	387,148	90,308	—
Current deferred tax liabilities	86,212	246,431	—
Non-current deferred tax liabilities	(139,229)	(2,165)	—

Net cash provided by operating activities	17,894,470	14,042,424	15,822,604

Investing activities:
Decrease in restricted cash	—	—	1,510,263
Purchases of property and equipment	(956,972)	(1,288,698)	(1,871,335)
Proceeds from disposal of property and equipment	30,229	4,955	—
Acquisitions of intangible assets	(1,714,198)	(4,161,788)	—
Deposits and other long-term assets	(258,610)	(62,341)	(71,444)
Payments related to acquisitions of new businesses (net of cash acquired of $441,147, $2,316,674 and $921,914 for the years ended December 31, 2006, 2005 and 2004, respectively)	(12,515,544)	(1,145,472)	(16,727,447)

Net cash used in investing activities	(15,415,095)	(6,653,344)	(17,159,963)

Financing activities:
Proceeds from the issuance of ordinary shares	540,000	—	—
Repurchase of ordinary shares	(5,034,748)	—	—
Payment to repurchase Series A convertible preference shares	—	—	(1,122)
Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs of $8,655,528 (offering costs of $7,660,172 and $995,356 were paid for the years ended December 31, 2005 and 2004, respectively)	—	60,422,746	(995,356)
Proceeds from exercise of warrants to purchase Series A convertible preference shares	—	—	3,999,955
Proceeds from exercise of options	95,472	1,489,602	—
Collection of subscription receivable	—	50,880	—
Repayments of short-term borrowings	—	(2,658,128)	(4,107,848)

Net cash (used in) provided by financing activities	(4,399,276)	59,305,100	(1,104,371)

Net (decrease) increase in cash and cash equivalents	(1,919,901)	66,694,180	(2,441,730)
Cash and cash equivalents, beginning of year	75,958,964	8,713,697	11,151,364
Effect of exchange rate changes	557,915	551,087	4,063

Cash and cash equivalents, end of year	$74,596,978	$75,958,964	$8,713,697

Supplemental disclosure of cash flow information:
Interest paid	$—	$92,539	$247,213

Income taxes paid	$287,266	$390,062	$—

Supplemental disclosure of non-cash financing activities:
Conversion of Series A convertible preference shares into ordinary shares	$—	$16,925	$—

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 and 2004

(in U.S. dollars, unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Hurray! Holding Co., Ltd. (“Hurray!”), a Cayman Islands corporation, and its consolidated subsidiaries and its variable interest entities (collectively the “Company”) provide wireless value-added services to mobile phone users delivered over the wireless networks of the two mobile operators and over the fixed wireless networks of the two major fixed-line telecommunication operators in the People’s Republic of China (“PRC”). The Company also designs, develops, sells and supports services provisioning and management software, and provides system integration services to a major Chinese mobile operator. In addition, in late 2005 the Company began to focus on music production and distribution following agreements to acquire interests in several music companies. The Company specializes in the development, marketing and distribution of music and entertainment oriented consumer wireless value-added services.

To comply with PRC laws and regulations that restrict direct foreign ownership of telecommunication service businesses in the PRC, the Company conducts substantially all of its business through several variable interest entities: Hurray! Solutions Ltd. (“Hurray! Solutions”), a predecessor to Hurray!, Beijing Cool Young Information Technology Co., Ltd., Beijing WVAS Solutions Ltd., Beijing Enterprise Network Technology Co., Ltd. (“Beijing Network”), Beijing Hurray! Times Technology Co., Ltd.(Previous name is Beijing Enterprise Mobile Technology Co., Ltd.), Beijing Palmsky Technology Co., Ltd. (“Beijing Palmsky”), Beijing Hutong Wuxian Technology Co., Ltd. (“Beijing Hutong”), Beijing Hengji Weiye Electronic Commerce Co., Ltd. (“Hengji Weiye”), Shanghai Magma Digital Technology Co., Ltd. (“Shanghai Magma”), and Hurray! Digital Media Technology Co., Ltd. (“Hurray! Digital Media”) (previous name is Hurray! Digital Music Technology Co., Ltd.) (collectively the “Variable Interest Entities”).

The Variable Interest Entities have entered into various agreements with Hurray! and one of its subsidiaries, including exclusive cooperation agreements. Under these agreements, Hurray!, through a wholly owned PRC subsidiary, Hurray! Times Communications (Beijing) Ltd. (“Hurray! Times”), is the exclusive provider of technical and consulting services to the Variable Interest Entities. In return, the Variable Interest Entities are required to pay Hurray! service fees for the technical and consulting services received. The technical and consulting service fees can be, and are, adjusted at Hurray!’s discretion depending on the level of service provided. Hurray! is entitled to receive service fees in an amount up to all of the net income of the Variable Interest Entities. In addition, Hurray! has been assigned all voting rights by the direct and indirect owners of the Variable Interest Entities through agreements which are valid for ten years and cannot be amended or terminated except by written consent of all parties. Finally, Hurray! has the option to acquire the equity interest of the Variable Interest Entities. The Company also has extended loans without interest to the Registered Shareholders to finance their investments. Each of the registered shareholders is the related party of the Company acting as de facto agent for the Company. The direct equity interest in these entities has been pledged as collateral for the loans and when permitted under Chinese laws, the loans are to be repaid by transferring the direct equity interest in these entities to the Company. Therefore, no minority interest was recorded for the registered capital from the registered shareholders.

Hurray! is the sole beneficiary of the Variable Interest Entities because all the variable interests are held by Hurray! and its related parties. Accordingly, the Company consolidates the Variable Interest Entities under Financial Accounting Standard Board (“FASB”) Interpretation (“FIN”) No.46 (revised), “Consolidation of Variable Interest Entities,” which requires certain variable interest entities (“VIE”) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

All of Hurray!’s subsidiaries and Variable Interest Entities are 100% controlled by Hurray! either through equity interests or through VIE arrangements, with the exception of Beijing Huayi Brothers Music Co., Ltd. (“Huayi Music”) and Hurray! Freeland Digital Music Technology Co., Ltd. (“Freeland Music”), in which Hurray! ‘s VIE companies hold a 51% and 60% equity interest, respectively.

In February 2005, Hurray! completed an initial public offering of 6,880,000 American Depositary Shares (“ADSs”) on the NASDAQ Global Market in the United States of America.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of Hurray!, its subsidiaries and Variable Interest Entities. All inter-company transactions and balances have been eliminated upon consolidation.

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

(d) Significant risks and uncertainties

The Company participates in industries with rapid changes in regulations, technology trends, customer demand and competition and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: changes in the overall demand for entertainment-oriented wireless value-added services; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to maintain strategic relationships with the mobile and fixed-line telecommunication operators; risks associated with attracting and retaining music artists, accessing songs and songwriters, and managing the Company’s new music businesses; and risks associated with the Company’s ability to attract and retain other employees necessary to support its growth.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(f) Inventories

Inventories include equipment purchased for use in system integration services and music CDs and related music products and are stated at the lower of cost, determined using the first-in, first-out method, or market. At December 31, 2006, all inventories were related to recorded music business.

(g) Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Furniture and office equipment	3 years
Motor vehicles	5 years
Telecommunication equipment	3 years
Leasehold improvements	Lesser of original lease term or estimated useful life

(h) Acquired intangible assets, net

Acquired intangible assets consists of intangible assets, as detailed in Note 7, acquired through various acquisitions and are amortized on a straight-line basis over their expected useful economic life.

(i) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company’s acquisitions.

The Company tests goodwill for impairment by reporting unit on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount. The Company performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The impairment of goodwill is determined by the Company estimating the fair value based upon the present value of future cash flows. In estimating the future cash flows of each reporting unit, the Company has taken into consideration the overall and industry economic conditions and trends, market risk of the Company and historical information.

The Company changed the impairment test date from January 31 to December 31 in 2006 to better utilize the existing budget information for the future cash flow projection for each fiscal year ending on December 31. Such change has no material effect on the Company’s financial statement.

(j) Impairment of long-lived assets

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

(k) Revenue recognition and cost of revenues

Wireless value-added services

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

Wireless value-added service revenues are derived from providing personalized media, games, entertainment and communication services to mobile phone and personal handy phone (collectively “mobile phones”) customers of the various subsidiaries of four major Chinese operators of mobile and fixed-line telecommunication networks, China United Telecommunications Corporation (“China Unicom”), China Mobile Communications Corporation (“China Mobile”), China Telecommunications Corporation (“China Telecom”) and China Netcom Communications Group Corporation (“China Netcom”) (collectively the “Telecom Operators”). Prior to the year ended December 31, 2005, the Company had not derived any revenues from China Telecom or China Netcom. Fees, negotiated by a network service agreement with the Telecom Operators and indicated in the message received on the mobile phone, for these services are charged on a per-use basis or on a monthly subscription basis, and vary according to the type of services delivered. The Company recognizes all revenues in the period in which the services are performed net of business taxes of $1,664,706, $1,397,538 and $1,149,873 for 2006, 2005 and 2004, respectively.

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

Software and system integration services

Software and system integration services are a total customized solution, which includes software license fees, system design, planning, consulting and integration, and in some cases hardware products and require significant modification and customization to meet the customers specifications outlined in the revenue contract. Revenue from software and system integration services is recognized on the percentage-of-completion method in accordance with Statement of Position (“SOP”) 81-1 based on its stage of completion, except for revenues associated with the procurement of hardware which are recognized upon delivery. Provisions for estimated losses on contracts are made in the period in which the anticipated losses become known. The Company has segmented the revenue generated from the sale of hardware products from the remaining software and system integration services. The Company submits separate proposals for each of the deliverables and the customer may accept the software and integration services without accepting the hardware. Values assigned to the hardware revenue segments are based on cost as the Company does not generate any profit from hardware sales.

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

Recorded Music

Through the acquisition of Huayi Brothers Music and Freeland Music at the end of 2005 and the beginning of 2006, respectively, the Company entered the business of artist development music production, offline music distribution and online distribution through wireless value added services and Internet. Recorded music revenues are derived from live performances, corporate sponsorship and advertising, online and wireless sales, and offline CD sales.

The Company generates revenues from the sale of CDs either by providing the CD master to a distributor or by directly arranging for the volume production and subsequent wholesale of the CDs. In the former case, the Company receives a fixed fee, has no further obligations and recognizes the fee as revenue when the master CD is provided. In the latter case, the Company ships the produced CDs to retail distributors and recognizes wholesale revenues at the time of shipment less a provision for future estimated returns. In 2006, the estimated sales returns rate is about 16% based on past experience.

The Company recognizes artist performance fees and corporate sponsorship or marketing event fees once the performance or the service has been completed. Where the Company acts as principal in the transaction and are the primary obligors in the transaction, revenues are recorded on a gross basis. Where the Company is considered an agent or where the artists separately contract with the event organizer, revenues are recorded on a net basis.

The Company licenses its music to third parties for guaranteed minimum royalty payments, normally received upfront and typically non-refundable. In such cases the Company recognizes such fees as revenue on a straight-line basis over the life of the license and unrecognized revenues are included in liabilities. When the contract provides for additional payments if revenues exceed the minimum amount guaranteed, such amounts are included in revenues when the Company is notified of its entitlement to additional payments.

The Company incurs costs in producing CD masters, volume CD production, artist and songwriter royalties, and royalties payable to other parties for the use of their work. The cost of record masters and volume CD productions, and royalties paid in advance are recorded in prepaid expenses and other current assets when the sales of the recording are expected to recover the cost and amortized as an expense over the revenue generating period, typically within one year. The decision to capitalize an advance to an artist, songwriter or other party requires significant judgment as to the recoverability of these advances. Advances for royalties and other capitalized costs are assessed for recoverability continuously.

(l) Foreign currency translation

Hurray! uses the United States dollar (“U.S. dollar”) as its functional and reporting currency. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than U.S. dollars during the year are converted into US dollars at the applicable rates of exchange prevailing at the last day of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of Hurray!’s subsidiaries and Variable Interest Entities are maintained in Renminbi (“RMB”), which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are reflected as a separate component of comprehensive income in the statements of shareholders’ equity.

RMB is not fully convertible into U.S. dollars. The rate of exchange for the U.S. dollar quoted by the Bank of China was RMB 7.8087, RMB 8.0702 and RMB 8.2765 on December 31, 2006, 2005 and 2004, respectively.

(m) Product development expenses

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

(n) Stock-based compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), using the modified prospective transition method and therefore has not restated results for prior periods. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the fair market value as of the grant date, measured in accordance with SFAS 123, and (b) compensation expense for all stock-based compensation awards granted on or subsequent to January 1, 2006, based on grant-date fair vale estimated in accordance with the provisions of SFAS 123(R). The Company recognizes stock-based compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award. Prior to the adoption of SFAS 123(R), the Company recognized stock-based compensation expense in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123(R) and the valuation of stock-based payments for public companies. The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R). See Note 14 to the Consolidated Condensed Financial Statements for further discussion on stock-based compensation.

(o) Taxation

Income taxes - Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Value added taxes - The Company’s PRC subsidiaries are subject to value-added tax at a rate of 17% on revenues from procurement of hardware on behalf of customers and revenues from software and system integration services. Value-added tax payable on revenues is computed net of value-added tax paid on purchases. In respect of revenue on software sales, however, if the net amount of value added tax payable exceeds 3% of software sales, the excess portion of value added tax can be refunded immediately. The Company therefore is subject to an effective net value added tax burden of 3% from software sales. This government policy is effective until 2010. Net amount of value added tax is recorded either in the line item of other tax payable or prepaid expenses and other current assets on the face of consolidated balance sheet. In 2006 and 2005, the Company received rebates of $229,824 and $649,204, respectively, which are included in other income.

Business taxes - The Company’s PRC subsidiaries are also subject to business tax at a rate of 3% on wireless value-added services revenues. Business taxes are recorded as a deduction of revenue when incurred.

(p) Comprehensive income

Comprehensive income includes foreign currency translation adjustments. Comprehensive income is reported in the statements of shareholders’ equity.

(q) Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable, and accrued expenses and other current liabilities. The carrying values of cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable and accrued liabilities and other current liabilities approximate their fair values due to their short-term maturities. The amount payable in December 2007 in respect of the acquisition of Shanghai Magma has been calculated after applying a discount of 3.875% to reflect approximate market rates for such liabilities.

(r) Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were $5,404,935, $969,122 and $361,923 in 2006, 2005 and 2004, respectively, and have been included in selling and marketing expenses and cost of revenues.

(s) Income per share

Basic income per share is computed by dividing income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.

(t) Recently issued accounting standards

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157. The Company is currently evaluating whether the adoption of SFAS 159 will have a significant effect on its consolidated results of operations and financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which provides enhanced guidance for using fair value to measure assets and liabilities. This standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating whether the adoption of SFAS 157 will have a significant effect on its consolidated financial position, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each on a company’s balance sheet and statement of operations and the related financial statement disclosures. The Company does not expect the adoption of SAB 108 to have a material impact on its consolidated results of operations and financial condition.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”, and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of FIN 48 to have a material impact on its consolidated results of operations and financial condition.

In June 2006, the FASB ratified the consensus on Emerging Issues Task Force (“EITF”) Issue No. 06-03 (“EITF 06-03”), “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF 06-03 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company does not expect the adoption of EIFT 06-03 to have a material impact on its consolidated results of operations and financial condition

(u) Reclassifications

Certain prior year amounts have been reclassified to conform to the 2006 financial statement presentation.

3. ACQUISITIONS

During the three-year period ended December 31, 2006, the Company made a number of acquisitions of businesses. Each acquisition has been recorded using the purchase method of accounting, and accordingly the acquired assets and liabilities were recorded at their fair values on the dates of acquisitions and the results of their operations have been included in our operations since the dates of their acquisitions. The fair values of the assets and liabilities acquired were estimated using a combination of valuation methods, such as “income approach”, “market approach” and “cost approach” method, considering, among other factors, forecasted financial performance of the acquired business, market performance, and market potential of the acquired business in China.

(a) 2006 acquisitions

Acquisition of Shanghai Magma

Effective January 1, 2006, the Company, through its VIE companies, acquired 100% of the outstanding equity of Shanghai Magma, a leading developer and publisher of wireless Java™ Games in China and Shanghai Magma has been consolidated since that date. Under the acquisition agreements, the Company made an initial cash payment of $4.1 million and agreed to pay additional amounts based on Shanghai Magma’s financial performance in 2006 and 2007 with a maximum total consideration, including the initial payment, of $15 million. In September 2006, the Company agreed with the selling shareholders to fix the additional amounts at a total of $10.5 million payable in two installments of $4.5 million in October 2006 and $6.0 million in December 2007. As part of the revised agreements certain selling shareholders agreed to subscribe $1.25 million of the payments received in the issue of Hurray’s ordinary shares at a price based on the 5 –day average price of Hurray’s shares prior to signing the revised agreements. Such right of subscription was fair valued at $124,918 using the respective valuation model. On December 31, 2006, the amount payable under these agreements was $ 5.8 million, out of which $ 0.71 million will be used by the selling shareholders for subscription of the Company’s shares at a price of $6.03 per share.

Total purchase price:
Cash consideration	$14,246,746
Fair value of share purchase right	124,918
Transaction costs	438,263

$14,809,927

		Amortization period
Purchase price allocation:
Cash and cash equivalents	$393,425
Accounts receivable	564,291
Other current assets	1,156,492
Acquired intangible assets:
Partnership agreement with China Mobile	418,826	4 years
Trademark	147,456	20 years
Software	59,478	5 years
Website	21,065	4.5 years
VAS license	9,913	4.5 years
Non-compete agreement	63,196	4 years
Game content	76,826	0.17 years
Goodwill	12,168,190	N/A
Property and equipment, net	25,289	3-5 years
Current liabilities	(191,214)
Non-current deferred tax liabilities	(103,306)

Total	$14,809,927

Acquisition of Freeland Music

Effective January 1, 2006, the Company, through its VIE companies, acquired 60% of Freeland Music from the Freeland group, which is a group of affiliated companies in China engaged in the production and distribution of audio and video music products and Freeland Music has been consolidated from that date. In this acquisition the Freeland group injected its music business in a newly formed company, Freeland Music, owned 60% by the Company and 40% by the Freeland group. The initial consideration was $7,560,000 in cash, of which $2,160,000 was payable to the existing shareholders of the business and $5,400,000 was payable into Freeland Music as a capital injection to fund its operation. At December 31, 2006, the purchase consideration of $2,700,000 was unpaid.

The final consideration payable by the Company and the respective ownership interests of the shareholders of Freeland Music was subject to adjustment based on the financial performance of Freeland Music in 2006. Subsequent to the acquisition, the Company and the Freeland group agreed to amend the terms of the agreements to extend the performance period to the 2007 financial year. If the actual net income of Freeland Music in that year exceeds $1.53 million (RMB 12 million), the Company will contribute the full amount of the remaining purchase consideration as a capital injection into Freeland Music. If the actual net income is between $1.28 million (RMB10 million) and $1.53 million, inclusive, the Company will contribute 50% of the remaining purchase consideration, equal to $1.35 million , as a capital injection. If the actual net income of Freeland Music is less than $1.28 million, the Company will not be required to make any further capital injection.

Total purchase price:
Cash consideration	$4,320,000
Transaction costs	265,113

$4,585,113

		Amortization period
Purchase price allocation:
Cash and cash equivalents	$47,722
Accounts receivable	43,568
Acquired intangible assets:
Artist contracts	1,406,890	5 years
Trademark	215,932	8 years
Exclusive VAS agreement	42,464	5 years
Exclusive copyright agreement	12,543	3 years
VAS contracts	249,845	5 years
Copyright contracts	99,954	4 years
Goodwill	2,538,962	N/A
Property and equipment, net	14,540	3-5 years
Current liabilities	(57,469)
Non-current deferred tax liabilities	(29,838)

Total	$4,585,113

The interests in Shanghai Magma and Freeland Music have been consolidated from January 1, 2006 and their results for the year ended December 31, 2006 are included in the Company’s 2006 financial statements. The following unaudited pro forma information summarizes the results of operations for the year ended December 31, 2005 of the Company and Shanghai Magma and Freeland Music prepared on the assumption that these acquisitions occurred on January 1, 2005. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of that period, nor is it indicative of future operating results:

Year ended December 31, 2005

(unaudited)
Pro forma total revenue	$63,612,451
Pro forma income attributable to holders of ordinary shares	18,756,840
Pro forma income per share:
- basic	$0.01
- diluted	$0.01

Shares used in calculation of pro forma net income per share:
- basic	2,092,089,848
- diluted	2,129,228,961

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives, associated with the acquisition.

(b) 2005 acquisitions

Acquisition of Huayi Brothers Music

On December 31, 2005, the Company acquired 51% of the outstanding equity of Huayi Brothers Music, which focuses on artist development, music production and off-line distribution of music in China, for a total cash consideration of $4,458,206, of which $196,206 was transaction costs. As part of the agreement, the Company will invest $4,262,000 in cash for 51% of Huayi Brothers Music, of which $2,905,000 was payable to the existing shareholders and $1,357,000 was payable into Huayi Brothers Music as capital injection. As of December 31, 2006, all the cash consideration and transaction costs have been paid.

The final consideration payable by the Company and the respective ownership interests of the shareholders of Huayi Brothers Music are subject to adjustment based on the financial performance of Huayi Brothers Music following the closing of the transaction. The adjustment is based on Huayi Brothers Music’s performance in 2006 and 2007 by reference to a benchmark profit of $1,116,700. If the actual net income of Huayi Brothers Music is higher than the benchmark profit, the Company will pay the existing shareholders cash equal to 41.5% of the excess based on the actual net profit multiplied by a factor of 6. No adjustment is made if the difference is within 5% of the benchmark profit. The Company has the option to dilute its percentage of interest in Huayi Brothers Music instead of paying the additional consideration but its equity interests cannot be lower than 30%. The actual net income of Huayi Brothers Music of 2006 is $481,137.

Total purchase price:
Cash consideration	$4,262,000
Transaction costs	196,206

$4,458,206

		Amortization period
Purchase price allocation at 51% of Huayi Brothers Music:
Cash and cash equivalents	$143,366
Capital contribution receivable	628,443
Accounts receivable	141,710
Other current assets	146,258
Acquired intangible assets:
Artist contracts	1,020,420	6.52 years
Trademark	454,250	20 years
Copyright surrogate contract	69,578	5.67 years
Existing record copyright	17,189	3 years
Exclusive VAS agreement	542,408	20 years
Non-compete agreement	131,257	20 years
Goodwill	2,331,239	N/A
Property and equipment, net	43,567	3 – 5 years
Current liabilities	(473,895)
Non-current deferred tax liabilities	(737,584)

Total	$4,458,206

At the date of acquisition, Huayi Brothers Music had a payable of $202,276 due to its minority shareholders, which represents an advance for operational purposes.

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

Acquisition of Beijing Hutong, Guangzhou Piosan and Hengji Weiye

During 2005, the Company made three other acquisitions of companies in China to expand the Company’s portfolio of wireless value-added services in China. The Company acquired the entire equity interests of Beijing Hutong, Guangzhou Piosan and Hengji Weiye for a total cash consideration of $3,406,693, including transaction costs of $135,488. Of the total consideration, an amount payable of $135,065 and $11,152 was outstanding as of December 31, 2005 and 2006. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

		Amortization period
Aggregate purchase price allocation –Beijing Hutong, Guangzhou Piosan and Hengji Weiye:
Cash and cash equivalents	$2,035,565
Prepaid expenses and other receivables	12,451
Acquired intangible assets:
Telecommunication wireless value-added licenses	113,062	4 – 4.25 years
Agreements with Telecom Operators	348,150	1.25 –3 years
Business transaction codes	166,090	3 years
SMS platform	156,822	7 years
Goodwill	654,744	N/A
Property and equipment, net	105,424	3 – 5 years
Current liabilities	(80,375)
Non-current deferred tax liabilities	(105,240)

Total	$3,406,693

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

(c) 2004 acquisitions

The Company acquired certain assets of Beijing Palmsky, a wireless interactive entertainment, media and community value-added services provider, in exchange for cash of $529,623 and 10,672,000 ordinary shares having a value of $1,502,467 and, separately, all of the equity interests of Beijing Enterprise, providers of wireless interactive entertainment, media and community value-added services, in exchange for $12,421,091 cash and 42,688,780 ordinary shares having a value of $6,000,000. Following an amendment to the acquisition agreement in respect of Beijing Enterprise dated November 4, 2004 the Company repurchased and retired all of the 42,688,780 ordinary shares issued for $4,500,000. The repurchase reduced the purchase price and goodwill by $1,500,000. The aggregate purchase price of these acquisitions of $19,151,828 consisted of the following:

Total purchase price:
Cash consideration	$17,450,714
Value of the ordinary shares issued	1,502,467
Transaction costs	198,647

$19,151,828

		Amortization period
Aggregate purchase price allocation –Beijing Palmsky and Beijing Enterprise:
Cash and cash equivalents	$921,914
Accounts receivable	489,883
Other current assets	461,629
Acquired intangible assets:
Software	245,000	1 to 5 years
Software content technology	19,000	3 months
Telecommunication value-added service licenses	59,000	3.5 - 4.5 years
In-process technology	36,000	—
Non-compete agreements	58,000	2 years
Customer base	623,000	1 year
Network service agreement	15,000	1 year
Goodwill	16,461,761	N/A
Property and equipment, net	178,381	3 – 5 years
Current liabilities	(416,740)

Total	$19,151,828

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

4. ACCOUNTS RECEIVABLE

Accounts receivable consist of:

	December 31,
	2006	2005
Billed receivables	$12,060,836	$16,457,248
Unbilled receivables	1,388,583	1,631,815

	$13,449,419	$18,089,063

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

Movement of allowance for doubtful accounts

	Year ended December 31,
	2006	2005	2004
Balance at beginning of the period	$15,167	$12,384	—
Provisions	269,235	15,167	12,384
Reversed	—	(12,384)	—

Balance at the end of the period	$284,402	$15,167	$12,384

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of:

	December 31,
	2006	2005
Staff advances and other receivables	$793,660	$986,881
Advances to suppliers	1,231,258	562,403
Prepaid expenses	426,352	183,709
Prepaid artist costs	249,434	126,006

	$2,700,704	$1,858,999

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of:

	December 31,
	2006	2005
Furniture and office equipment	$2,755,139	$2,777,529
Motor vehicles	217,839	194,372
Telecommunication equipment	3,965,885	3,584,699
Leasehold improvements	1,048,292	488,485

	7,987,155	7,045,085

Less: accumulated depreciation and amortization	(6,032,954)	(4,508,736)

	$1,954,201	$2,536,349

Depreciation expense for the years ended December 31, 2006 and 2005 was $1,580,005 and $1,461,215, respectively.

7. ACQUIRED INTANGIBLE ASSETS, NET

	December 31, 2006
	Gross carrying amount	Accumulated amortization	Net carrying amount
WVAS Segment:
Amortizable intangible assets
WVAS licenses	$427,567	$216,716	$210,851
Customer agreements with Telecom Operators	918,473	508,042	410,431
Non-compete agreement	864,419	129,663	734,756
Business transaction codes	172,115	71,715	100,400
Platform	414,153	154,841	259,312
Software	84,003	17,894	66,109
Trademarks	152,394	7,620	144,774
Game content	79,398	79,398	—

	3,112,522	1,185,889	1,926,633

Recorded Music Segment:
Amortizable intangible assets
Artist contracts	2,427,310	431,321	1,995,989
Copyrights	1,071,861	323,924	747,937
Exclusive VAS agreements	584,872	8,493	576,379
Exclusive copyright agreements	12,543	4,181	8,362
VAS contracts	249,845	249,845	—
Non-compete agreement	131,257	6,563	124,694
Trademarks	670,182	26,993	643,189

	5,147,870	1,051,320	4,096,550

	$8,260,392	$2,237,209	$6,023,183

	December 31, 2005
	Gross carrying amount	Accumulated amortization	Net carrying amount
WVAS Segment:
Amortizable intangible assets
WVAS licenses	$426,887	$142,190	$284,697
Customer agreements with Telecom Operators	425,364	140,831	284,533
Business transaction codes	166,539	13,878	152,661
Platform	857,023	502,455	354,568
Customer base	638,424	638,424	—

	2,514,237	1,437,778	1,076,459

Recorded Music Segment:
Amortizable intangible assets
Artist contracts	1,020,420	—	1,020,420
Trademarks	454,250	—	454,250
Exclusive VAS agreements	542,408	—	542,408
Non-compete agreement	131,257	—	131,257
Copyrights	86,767	—	86,767

	2,235,102	—	2,235,102

	$4,749,339	$1,437,778	$3,311,561

For the years ended December 31, 2006 and 2005, there were no intangible assets recorded for the software and system integration segment.

Assuming no subsequent impairment of the identified intangible assets recorded as of December 31, 2006, amortization expenses for the net carrying amount of intangible assets is expected to be as follows in future years:

2007	$1,610,148
2008	1,099,358
2009	909,150
2010	707,771
2011 and later	1,696,756

$6,023,183

8. GOODWILL

	Year ended December 31,
	WVAS	Recorded Music	Total
Balance as of January 1, 2005	$20,411,784	$—	$20,411,784
Effect of exchange rate changes	470,976	—	470,976
Goodwill arising from acquisitions during the year	654,744	2,331,239	2,985,983

Balance as of December 31, 2005	21,537,504	2,331,239	23,868,743

Effect of exchange rate changes	1,045,599	—	1,045,599
Goodwill arising from acquisitions during the year	12,168,190	2,538,962	14,707,152

Balance as of December 31, 2006	$34,751,293	$4,870,201	$39,621,494

9. SHORT-TERM BORROWINGS

At December 31, 2005, Hurray! Times and Beijing Network have provided guarantees for bank credit facilities totaling $24,782,534 (RMB200 million) for Hurray! Solutions to satisfy its ongoing business requirements. There were no bank credit facilities in 2006.

Interest expense and the average interest rate for 2006, 2005 and 2004 were $44,765 and 3.875%, $27,312 and 4.87%, and $312,440 and 5.84%, respectively. Interest expense in 2006 represents the imputed interest on the amount payable on the balance owed for the acquisition of Shanghai Magma.

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31,
	2006	2005
Accrued payroll	$528,843	$562,773
Value-added tax payable	376,115	482,217
Other accrued expenses	1,108,437	1,178,252
Accrued welfare benefits	97,720	104,769
Business tax payable	411,660	287,481
Other taxes payable	90,538	594,740

	$2,613,313	$3,210,232

11. RELATED PARTY TRANSACTIONS AND BALANCES

As part of the acquisition agreements for the purchase of Huayi Brothers Music and Freeland Music, the Company agreed to use the existing distribution and CD manufacturing operations, where appropriate, owned by the minority shareholders, or their related parties, of these companies. In addition these parties may use the music or artists of these companies and make royalty and other payments to Huayi Brothers Music or Freeland Music. These agreements are for duration of one year but may be extended by the mutual agreements of both parties. During 2006 the Company received income of $449,638 and made payments of $28,256 under these agreements. At December 31, 2006 the amounts payable to and receivable from related parties represent the outstanding amounts arising from such transactions. As of December 31, 2005, the amount was due to a minority shareholder, Beijing Huayi Brothers Advertising Co., Ltd, and was non-interest bearing, unsecured and repayable on demand.

In addition to the above transactions, during 2006 Huayi Brothers Music made short-term loans totaling $2,288,592 to its minority shareholders and their related parties generating interest income of $17,355. All loans were repaid in 2006.

12. INCOME TAXES

Hurray! is a tax-exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the PRC Income Tax Laws, Hurray’s PRC subsidiaries and variable-interest entities (“VIES”) are generally subject to Enterprise Income Tax at a statutory rate of 33%, which comprises a 30% national income tax and a 3% local income tax. Some of these subsidiaries and VIEs are qualified as high technology enterprises and under PRC Income Tax Laws, they are subject to a preferential tax rate of 15%. In addition, some of Hurray’s subsidiaries are Foreign Invested Enterprises (“FIEs”) and under PRC Income Tax Laws, they are entitled to either a three-year tax exemption followed by three years with a 50% reduction in tax rate, commencing the first operating year, or a two-year tax exemption followed by three years with a 50% reduction in tax rate, commencing the first profitable year. These preferential tax arrangements will expire at various dates between 2006 and 2010. Due to these preferential tax treatments and cumulative tax loss carryforwards, the Company was not subject to any current income tax expense in 2004. In 2005 and 2006 a number of VIEs became subject to tax as tax exemptions expired or were reduced. The aggregate dollar and per share effect of the tax holidays in 2006, 2005 and 2004 were $2,218,713, $5,627,575 and $4,396,192 and $0.0010, $0.0027 and $0.0036 per share, respectively.

Provision for income taxes consists of:

	Year ended December 31,
	2006	2005
Current	$685,597	$286,372
Deferred	(564,267)	106,974

	$121,330	$393,346

The principal components of the deferred tax assets are as follows:

	December 31,
	2006	2005
Deferred tax assets:
Cost and expenses accruals	$295,755	$—

Current deferred tax assets	$295,755	$—

Depreciation and amortization	$203,149	$139,829
Net operating loss carry forwards	614,919	431,361
Less: Valuation allowance	(447,287)	(431,361)

Non-current deferred tax assets	$370,781	$139,829

Deferred tax liabilities:
Revenue recognition	(344,802)	(248,455)

Current deferred tax liabilities	$(344,802)	$(248,455)

Intangible assets	$(850,734)	$(842,824)

Non-current deferred tax liabilities	$(850,734)	$(842,824)

A reconciliation between statutory income tax rate and the Company’s effective tax rate is as follows:

	Year Ended December 31,
	2006	2005	2004
Statutory tax rate	33.0%	33.0%	33.0%
Effect of tax holidays	(34.2)%	(29.6)%	(25.5)%
Non-deductible expenses	11.9%	9.0%	0.1%
Non-taxable income	(9.0)%	(9.0)%	(9.3)%
Change in valuation allowance	0.2%	(1.3)%	1.7%

Effective tax rate	1.9%	2.1%	—

At December 31, 2006, tax loss carry forwards amounted to approximately $3.7 million which will expire by 2011. A valuation allowance of $447,287 and $431,361 has been established as of December 31, 2006 and 2005 in respect of certain deferred tax assets, respectively, as it is considered more likely than not that the relevant deferred tax asset will not be realized in the foreseeable future.

13. SHAREHOLDERS’ EQUITY

Ordinary Shares

On July 9, 2004, shareholders of Hurray! approved a 20-for-1 stock split of Hurray’s ordinary shares and an increase of 2,840,000,000 ordinary shares authorized for issuance, with immediate effect. The ordinary share split and increase in authorized ordinary share capital have been retroactively applied to all periods presented.

On February 8, 2005, Hurray! completed an initial public offering of 6,880,000 ADSs, with each ADS representing 100 ordinary shares, at $10.25 per ADS to the public, of which 6,624,339 ADSs were issued by Hurray! and 255,661 ADSs were offered by existing shareholders. Total proceeds, net of direct offering expenses, of approximately $59.4 million were received by Hurray! as a result of the initial public offering.

On October 1, 2006, Hurray! issued 89,552 ADSs, represented by 8,955,200 ordinary shares, at a price of $6.03 per ADS, to former shareholders of Shanghai Magma pursuant to the amended purchase agreements.

Preference Shares

In 2003, Hurray! issued 12,347,966 Series A convertible preference shares and warrants to purchase 8,786,077 Series A convertible preference shares for cash proceeds of $8,000,000. The accounting treatment required a beneficial conversion feature on the Series A convertible preference shares to be calculated. The proceeds received in the Series A offerings were first allocated between the convertible instrument and the warrants on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary shares at the commitment date resulting in the recognition of deemed dividends on Series A convertible preference shares of $153,250. The deemed dividends were amortized from the commitment date to the earliest conversion date of March 31, 2004. Amortization of the deemed dividends was $39,917 for 2004.

On April 30, 2004, pursuant to the Series A convertible preference share agreement, Hurray! exercised its clawback rights to repurchase and retire 1,122,546 shares of Series A convertible preference shares at $0.001 per share.

The remaining 16,924,497 shares of Series A convertible preference shares were automatically converted into ordinary shares upon Hurray!’s initial public offering on February 8, 2005 on a one-to-one basis.

Share Repurchase

In February 2006, the Board approved a stock repurchase program whereby Hurray! may repurchase up to $15.0 million of its issued and outstanding ADSs in open-market transactions. The timing and dollar amount of repurchase transactions will be determined by the Board depending on market conditions and will be subject to regulatory requirements. Under this program, in 2006, Hurray! purchased and cancelled 792,600 ADSs, equivalent to 79,260,000 ordinary shares, at an average cost of $6.35 per ADS for a total consideration of $5,034,748.

14. STOCK PLANS

Stock option

Hurray’s 2002, 2003 and 2004 stock option plans (the “Plans”) allow the Company to offer incentive awards to employees, directors, consultants or external service advisors of the Company. As of December 31, 2006, 78,558,440 ordinary shares were available for future grants.

Under the terms of the Plans, options are generally granted at prices equal to or greater than the fair market value and expire 10 years from the date of grant and generally vest over 3-4 years. There were 81,506,600 and 99,573,700 options outstanding as of December 31, 2006 and 2005, respectively.

On December 20, 2005, Hurray’s Board approved a plan to accelerate vesting of all outstanding stock options awarded under Hurray’s stock option plans that would otherwise be unvested on December 31, 2005. As a result, the Company recorded compensation expense of $16,804 in 2005, which represents the intrinsic value measured at the acceleration date in excess of the original intrinsic value on date of grant for the estimated number of option that, absent the modification, would have expired unexercisable.

As a result of the Board’s action, unvested stock options for approximately 40,021,000 ordinary shares became exercisable effective on January 1, 2006. The exercise prices of the affected stock options range from $0.0705 to $0.1405 per share. The acceleration of vesting did not change the exercise prices or terms of the options. In 2006 Hurray! did not issue any stock options.

Prior to Hurray’s initial public offering, the Company obtained, subsequent to the dates of grant, a valuation analysis performed by an independent appraiser to determine the fair market value of the Hurray’s ordinary shares. The valuation analysis utilizes generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value the Company’s business. For grants subsequent to the initial public offering, the Company uses NASDAQ market values to determine fair market value. The Company has not recognized a compensation expense in the consolidated financial statements for employee options since the exercise prices were equal to or greater than the fair market values at the dates of grant.

A summary of the stock option activity is as follows:

	Ordinary shares
	Number of options	Weighted average exercise price
Options outstanding at January 1, 2004	96,064,000	$0.047
Granted	65,498,000	$0.120
Cancelled	(10,187,780)	$0.096

Options outstanding at December 31, 2004	151,374,220	$0.075
Granted	16,228,000	$0.102
Exercised	(42,158,500)	$0.035
Cancelled	(25,870,020)	$0.110

Options outstanding at December 31, 2005	99,573,700	$0.088
Exercised	(2,582,200)	$0.037
Cancelled	(15,484,900)	$0.109

Options outstanding at December 31, 2006	81,506,600	$0.085

The weighted average per-share fair value of options as of the grant dates was as follows:

	Year ended December 31,
	2006	2005	2004
Ordinary shares	$—	$0.01	$0.015

The following table summarizes information with respect to stock options outstanding at December 31, 2006:

	Options outstanding			Options exercisable
Exercise Prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
Ordinary shares:
$0.0250	12,496,100	5.75	$0.0250	12,496,100	$0.0250
$0.0705	28,724,500	6.50	$0.0705	28,724,500	$0.0705
$0.1170	30,484,000	7.00	$0.1170	30,484,000	$0.1170
$0.1405	1,284,000	7.25	$0.1405	1,284,000	$0.1405
$0.1025	8,518,000	8.00	$0.1025	8,518,000	$0.1025

Total	81,506,600			81,506,600

In January 2004, Hurray! granted 14,000,000 options to purchase ordinary shares to its external consultants in exchange for past services, which vested immediately. Hurray! recorded compensation expense of $210,488 in 2004, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

Average risk free rate of return	1.29%
Weighted average expected option life	9 months
Volatility rate	95%
Dividend yield	0%

In January 2005, Hurray! granted 1,000,000 options to purchase ordinary shares to its external consultants in exchange for past services, which vested immediately. The Company recorded compensation expense of $20,768 in 2005, estimated on the basis of the Black-Scholes Option Pricing model with the following assumptions:

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

Had compensation cost for options granted to employees under Hurray!’s stock option plans been determined based on the fair values at the grant dates, the Company’s pro forma income would have been as follows:

	Year ended December 31,
	2005	2004
Income attributable to ordinary shareholders as reported	$18,618,732	$17,200,050
Add: Employee stock-based compensation as reported	16,804	—
Less: Employee stock-based compensation determined using the fair value method	(1,628,723)	(689,087)

Pro forma income attributable to ordinary shareholders	$17,006,813	$16,510,963

Basic income per share:
As reported	$0.01	$0.01
Pro forma	$0.01	$0.01

Diluted income per share:
As reported	$0.01	$0.01
Pro forma	$0.01	$0.01

There was no pro-forma information for 2006 since the Company adopted SFAS 123(R). The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing model with the following assumptions used for grants during the applicable period.

	Year ended December 31,
Option Grants	2005	2004
Average risk-free rate of return	3.27%-3.75%	3.36%-3.45%
Weighted average expected option life	3.25 years	4 years
Volatility rate	65%	95%
Dividend yield	0%	0%

There were no options granted in 2006.

Restricted Shares

In 2006, the Company granted restricted purchase share awards, in lieu of stock options, under Hurray’s 2004 Share Incentive Plan (the “2004 Plan”) to certain officers and senior management.

On February 7, 2006, Hurray! granted 33,000,000 restricted shares to its employees pursuant to the 2004 Plan which resulted in stock-based compensation expense of $1.6 million to be recognized over the applicable vesting period. These restricted shares vest on an annual basis equally over three years, 33.33% on each anniversary of the grant date.

On June 20, 2006, Hurray! granted second batch of 7,500,000 restricted shares to its employees which resulted in stock-based compensation expense of $0.3 million to be recognized over the applicable vesting period. These restricted shares vest on an annual basis equally over 33 months.

The stock-based compensation expense was $543,557 in 2006.

15. WARRANTS

In conjunction with the Series A convertible preference share agreements, Hurray! granted warrants to purchase 5,699,077 Series A convertible preference shares to a holder of such shares (the “Fidelity Warrants”). The Fidelity Warrants had an exercise price of $0.70186 per share and became exercisable on March 31, 2004 or within 3 months after the publication of 2003 audited financials. The Fidelity Warrants were not subject to any reduction or cancellation clause. On April 7, 2004, the holders of these warrants exercised them and purchased Series A convertible preference shares for a total purchase price of $3,999,955.

The fair value of the warrants was approximately $2.3 million at the grant date, estimated on the basis of the Black-Scholes Pricing model with the following assumptions:

Expected price volatility range	95%
Risk-free interest rate	3.54%
Expected dividend payment rate as a percentage of the stock price on the date of grant	0%
Contractual life of the warrants	1 year

16. SEGMENT INFORMATION

Based on the criteria established by Statement of Financial Accounting Standards No. 131, “Disclosure about Segments of an Enterprise and Related Information”, the Company currently operates in three principal business segments: wireless value-added services (“WVAS”), recorded music and software and system integration (“SI”) services. The wireless value-added services are delivered through the 2.5G mobile networks, which comprise Wireless Application Protocol (“WAP”) services, Multimedia Messaging Services (“MMS”), and Java™ services, and through 2G technology platforms, which comprise Short Messaging Services (“SMS”), Interactive Voice Response services (“IVR”), and Color Ring Back Tones (“CRBT”). Recorded music services are delivered through the majority-controlled music companies the Company acquired at the end of 2005 and beginning of 2006 which contract with music artists and composers to perform and produce music. The software and system integration services include the design, development, licensing, hardware procurement, installation and after-sale support of the Company’s VASPro services provisioning and management software platform. Business segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company does not allocate any operating expenses or any assets, with the exception of newly acquired intangible assets and goodwill, to its business segments as management does not believe that allocating these expenses is useful in evaluating these segments’ performance. Also, no measures of assets by segment are reported and used by the chief operating decision maker. Hence, the Group has not made disclosure of total assets by reportable segment.

Summarized information by business segment for the years ended December 31 2006, 2005 and 2004 is as follows:

	Year ended December 31,
	2006	2005	2004
Revenues
WVAS	$62,512,483	$56,062,368	$43,173,307
Recorded Music	6,203,418	—	—
Software and System Integration	1,177,053	6,312,363	10,267,050

Total revenue	$69,892,954	$62,374,731	$53,440,357

Cost of revenues
WVAS	$40,672,113	$28,634,488	$18,053,243
Recorded Music	3,553,144	—	—
Software and System Integration	946,046	1,302,028	6,276,761

Total cost of revenues	$45,171,303	$29,936,516	$24,330,004

Gross profit
WVAS	$21,840,370	$27,427,880	$25,120,064
Recorded Music	2,650,274	—	—
Software and System Integration	231,007	5,010,335	3,990,289

Total gross profit	$24,721,651	$32,438,215	$29,110,353

Geographic Information

The Company operates in the PRC and all of the Company’s long-lived assets are located in the PRC.

17. INCOME PER SHARE

The following table sets forth the computation of basic and diluted income per share:

	Year ended December 31,
	2006	2005	2004
Income attributable to holders of ordinary shares (numerator), basic and diluted	$5,803,945	$18,618,732	$17,200,050

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	2,189,748,563	2,092,089,848	1,208,512,142
Dilutive effect of restricted shares, stock options and warrants	19,010,073	37,139,113	364,375,633

Weighted average ordinary shares outstanding used in computing diluted income per share	2,208,758,636	2,129,228,961	1,572,887,775

Income per share, basic	$0.00	$0.01	$0.01

Income per share, diluted	$0.00	$0.01	$0.01

Ordinary share equivalents are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the period.

The Company had a weighted-average of 71,626,000, 66,481,587 and 64,458,142 ordinary share options outstanding during the years ended December 31, 2006, 2005 and 2004, respectively, which were excluded in the computation of diluted income per share, as their effect would have been antidilutive, as their exercise prices were above the average market values in such periods.

18. CONCENTRATIONS

(a) Dependence on Telecom Operators

The revenues of the Company are substantially derived from network service agreements with China Mobile and China Unicom. These companies are entitled to a service and network fee for the transmission of wireless value-added services as well as for the billing and collection of services. If the contractual relationships with either company in the PRC are terminated or scaled-back, or if these companies alter the network service agreements in a way that is adverse to the Company, the Company’s wireless value-added service business would be adversely affected.

Revenues generated from the mobile phone customers through China Mobile and China Unicom, together with revenues from software and system integration services provided to China Unicom, were as follows:

	Year ended December 31,
	2006		2005		2004
	Revenues	%	Revenues	%	Revenues	%
China Unicom	$21,144,096	30%	$42,557,321	68%	$43,896,424	82%
China Mobile	36,756,895	53%	18,969,630	30%	9,543,933	18%

Accounts receivable due from the mobile phone customers through China Mobile and China Unicom, together with receivables from China Unicom under software and system integration contracts, were as follows:

	December 31
	2006		2005
	Accounts receivable	%	Accounts receivable	%
China Unicom	$6,246,702	46%	$12,289,221	68%
China Mobile	5,493,069	41%	5,278,674	29%

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

19. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $2,396,079, $1,647,503 and $824,793 for the years ended December 31, 2006, 2005 and 2004, respectively.

PRC legal restrictions permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and variable interest entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) at each year-end); the other fund appropriations are at the Company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. For the year ended December 31, 2006, 2005 and 2004, the Company’s PRC subsidiaries and variable interest entities made appropriations to the general reserve fund of $374,004, $3,629,408, and $1,454,966, respectively. The PRC subsidiaries and variable interest entities elected not to make any appropriations to the enterprise expansion fund and staff bonus and welfare fund in any of the periods presented. As a result of these PRC laws and regulations, the PRC subsidiaries are restricted from transferring a portion of their net assets to the Company. Restricted net assets were approximately $69.1 million and $60.1 million, as of December 31, 2006 and 2005, respectively. Accordingly, the Company has included Schedule 1 in accordance with Regulation S-X promulgated by the United States Securities and Exchange Commission.

20. COMMITMENTS AND CONTINGENCIES

Operating leases as lessee

The Company leases certain office premises under non-cancelable leases, of which the principal one expires in 2009. Rent expense under operating leases for 2006, 2005 and 2004 was $1,455,640, $1,051,276 and $900,552, respectively.

Future minimum lease payments under non-cancelable operating lease agreements were as follows:

December 31,
2007	$1,868,208
2008	1,581,971
2009	1,261,491

Total	$4,711,670

Artist contracts

Huayi Brothers Music and Freeland Music have non-cancelable agency agreements with certain artists that provide for minimum payments. Future minimum payments were as follows:

December 31,
2007	$204,900
2008	204,900
2009	204,900

Total	$614,700

21. SUBSEQUENT EVENTS

Acquisition of interest in New Run Entertainment

In November 2006, the Company signed a set of definitive agreements to acquire 30% of the equity interest in Beijing New Run Entertainment Co. Ltd. (“New Run Entertainment”), a leading independent record label in China. The Company will pay a total of $2.25 million in cash for a 30% interest in New Run Entertainment, which is subject to adjustment based on the financial performance of New Run Entertainment’s business in the twelve months following the closing of the acquisition. As of December 31, 2006, the Company had paid $4,125 acquisition costs for New Run. The acquisition was completed in April 2007 and New Run Entertainment will be accounted for on the equity basis from April 1, 2007.

Acquisition of Shanghai Saiyu

In February 2007, the Company signed a set of agreements to acquire 100% of the equity interest in Shanghai Saiyu Information Technology Co., Ltd., a provider of wireless value-added services in China, for a cash consideration of $3.1 million.

Acquisition of Secular Bird

In 2007, the Company entered into agreements to acquire 65% equity interest in Beijing Secular Bird Culture and Art Development Center (“Secular Bird”), which is an up-and-coming independent label in China. The Company paid total of $346,000 in cash for the 65% interest, which is subject to adjustment based on the financial performance of Secular Bird during the one-year period following the closing of the acquisition. The acquisition was completed in June 2007.

Formation of joint venture with Beijing TV Media

To further expand customer reach and diversify marketing, promotion and distribution channels, the Company entered into an agreement with Beijing TV Media Co., Ltd (“BTVM”) to establish an equity joint venture in which Hurray! owns 49% interest for the development and delivery of mobile interactive services to China Beijing TV (BTV)’s audience. BTVM is BTV’s wholly owned subsidiary which owns the exclusive right of mobile interactive services in addition to other new media rights for BTV’s national satellite channel and 12 local channels.

Issuance of restricted shares

On March 14, 2007, Hurray! granted 20,000,000 restricted shares to its employees pursuant to the 2004 Plan which resulted in stock-based compensation expense of $0.65 million to be recognized over the three years for the applicable vesting period.

*****

HURRAY! HOLDING CO., LTD.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In U.S. dollars)

	December 31,
	2006	2005
	(in U.S. dollars, except share data)
Assets
Current assets:
Cash	$48,496,751	$60,903,215
Prepaid expenses and other current assets	450,298	430,649
Amounts due from subsidiaries and variable interest entities	12,404,359	—

Total current assets	61,351,408	61,333,864
Investments in subsidiaries and affiliates	67,481,687	59,469,132

Total assets	$128,833,095	$120,802,996

Liabilities and shareholders’ equity
Current liabilities:
Accrued expenses and other current liabilities	$192,137	$435,929
Amounts due to subsidiaries and variable interest entities	—	1,243,091
Acquisition payable	5,820,938	—
Payroll withholding taxes payable	—	504,945

Total current liabilities	6,013,075	2,183,965

Shareholders’ equity:
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; 2,162,031,740 and 2,229,754,340 shares issued and outstanding as of December 31, 2006, and 2005, respectively)	108,102	111,488
Additional paid-in capital	73,608,117	77,335,532
Retained earnings	45,702,452	39,898,507
Accumulated other comprehensive income	3,401,349	1,273,504

Total shareholders’ equity	122,820,020	118,619,031

Total liabilities and shareholders’ equity	$128,833,095	$120,802,996

HURRAY! HOLDING CO., LTD.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF OPERATIONS

(In U.S. dollars)

	Year ended December 31,
	2006	2005	2004
	(in U.S. dollars, except share data)
Operating expenses
Product development (represents stock-based compensation expense of $79,587, $4,886 and $60,140 for the years ended December 31, 2006, 2005 and 2004, respectively)	$79,587	$4,886	$60,140
Selling and marketing (including stock-based compensation expense of $346,456, $9,911 and $221,046 for the years ended December 31, 2006, 2005 and 2004, respectively)	346,211	187,111	324,526
General and administrative (including stock-based compensation expense of $117,514, $22,775 and nil for the years ended December 31, 2006, 2005 and 2004, respectively)	1,757,720	1,411,309	103,646

Total operating expenses	2,183,518	1,603,306	488,312

Loss from operations	(2,183,518)	(1,603,306)	(488,312)
Interest income	2,372,585	1,291,258	341
Interest expense	(44,765)	—	—
Equity in earnings of subsidiaries and variable interest entities	5,659,643	18,930,780	17,727,938

Net income	5,803,945	18,618,732	17,239,967
Deemed dividends on Series A convertible preference shares	—	—	(39,917)

Net income attributable to holders of ordinary shares	$5,803,945	$18,618,732	$17,200,050

HURRAY! HOLDING CO., LTD.

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE I

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF CASH FLOWS

(In U.S. dollars)

	Year ended December 31,
	2006	2005	2004
	(in U.S. dollars)
Cash flows from operating activities:
Net income attributable to holders of ordinary shares	$5,803,945	$18,618,732	$17,200,050
Deemed dividends on Series A convertible preference shares	—	—	39,917

Net income	5,803,945	18,618,732	17,239,967
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation expense	543,557	37,572	281,186
Equity in earnings of subsidiaries and affiliates	(5,659,643)	(18,930,780)	(17,727,938)
Changes in assets and liabilities:
Prepaid expenses and other current assets	(19,649)	(807,662)	(177,200)
Amounts due from subsidiaries and variable interest entities	792,290	—	183,144
Accrued expenses and other current liabilities	(243,793)	224,768	(26,113)
Amounts due to subsidiaries and variable interest entities	(1,243,090)	(1,063,505)	56,596
Payroll withholding taxes payable	(504,945)	504,945	—

Net cash provided by operating activities	(531,328)	(1,415,930)	(170,358)

Investing activities:
Investment in subsidiaries and variable interest entities	(7,475,860)	(62,350)	(8,612,448)

Net cash used in investing activities	(7,475,860)	(62,350)	(8,612,448)

Financing activities:
Proceeds from the issuance of ordinary shares upon initial public offering, net of offering costs of $7,578,637 (offering costs of $7,399,844, $178,793 and $nil was paid for the years ended December 31, 2006, 2005 and 2004, respectively)	540,000	60,422,746	(178,793)
Payment to repurchase ordinary shares	(5,034,748)	—	—
Payment to repurchase Series A convertible preference shares	—	—	(1,122)
Proceeds from exercise of warrants to repurchase Series A convertible preference shares	—	—	3,999,955
Collection of subscription receivable	—	50,880	—
Proceeds from exercise of stock options	95,472	1,489,602	—

Net cash (used in) provided by financing activities	(4,399,276)	61,963,228	3,820,040

Net increase (decrease) in cash and cash equivalents	(12,406,464)	60,484,948	(4,962,766)
Cash and cash equivalents, beginning of year	60,903,215	418,267	5,381,033

Cash and cash equivalents, end of year	$48,496,751	$60,903,215	$418,267

Note

Basis for Preparation

The Financial Information of Parent Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company has used the equity method to account for its investment in its subsidiaries and its variable interest entities.