Form 20-F
period 2007-12-31
Hurray! Holding Co., Ltd.
filed 2008-06-19
CIK 1294435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
NONE
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,173,784,440 ordinary shares, par value US$0.00005 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15) (d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17     ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

INTRODUCTION
Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:
•	“ADSs” refers to our American depositary shares, each of which represents 100 ordinary shares;

•	“$,” “US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“China” and the “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“ordinary shares” refers to our ordinary shares, par value US$0.00005 per share;

•	“RMB” and “Renminbi” refer to the legal currency of China; and

•	“we,” “us,” “our company” and “our” refer to Hurray! Holding Co., Ltd. and its subsidiaries, affiliates and predecessor entities.
This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005.
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
PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information
A. Selected Financial Data
The following table presents certain selected consolidated financial information for our business. You should read the following information in conjunction with our audited consolidated financial statements, the notes thereto and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. The following data as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 has been derived from our audited consolidated financial statements for those years and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data as of December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 have also been derived from our audited consolidated financial statements for those years, which are not included in this annual report on Form 20-F. Our audited financial statements for the foregoing periods were prepared in accordance with United States generally accepted accounting principles, or US GAAP.

	As of and for the Year Ended December 31,
	2007	2006	2005(1)	2004(1)	2003(1)
	(in thousands of U.S. dollars, except percentages)
Historical Condensed Consolidated Statement of Operations Data
Revenues:
Wireless value-added services	$50,038	$62,512	$56,063	$43,173	$17,760
Recorded music	10,489	6,203	—	—	—

Total revenues	60,527	68,715	56,063	43,173	17,760

Cost of revenues:
Wireless value-added services	36,394	40,672	28,635	18,053	6,692
Recorded music	6,233	3,553	—	—	—

Total cost of revenues	42,627	44,225	28,635	18,053	6,692

Gross profit	17,900	24,490	27,428	25,120	11,068
Operating expenses	61,462	19,882	14,277	10,436	7,338

(Loss) income from continuing operations	(43,562)	4,608	13,151	14,684	3,730
Interest income	2,313	2,529	1,390	28	1
Interest expense	(179)	(45)	(27)	(312)	(390)
Other income, net	466	315	330	—	—

(Loss) income before provision for income taxes, earnings in equity investments, gain from disposal of subsidiary, minority interest and discontinued operations	(40,962)	7,407	14,844	14,400	3,341
Income taxes (credit) expense	(182)	205	(323)	—	—

Net (loss) income from continuing operations after income taxes before minority interests	(40,780)	7,202	14,521	14,400	3,341
Equity in losses of affiliate	(63)	—	—	—	—
Minority interests	(688)	(562)	—	—	—

Net (loss) income from continuing operations	(41,531)	6,640	14,521	14,400	3,341

Discontinued operations:
Net ((loss) income from discontinued operations, net of tax	(612)	(836)	4,098	2,840	1,204
Gain from disposal of subsidiary	193	—	—	—	—

Net (loss) income from discontinued operations, net of tax	(419)	(836)	4,098	2,840	1,204

Net (loss) income	(41,950)	5,804	18,619	17,240	4,545
Deemed dividends on Series A convertible preference shares	—	—	—	(40)	(113)

Net (Loss) income attributable to holders of ordinary shares	$(41,950)	$5,804	$18,619	$17,200	$4,432

Net (Loss) income per share, basic	$(0.02)	$0.00	$0.01	$0.01	$0.00

Net (Loss) income per share, diluted	$(0.02)	$0.00	$0.01	$0.01	$0.00

Shares used in calculating basic (loss) income per share	2,172,208,190	2,189,748,563	2,092,089,848	1,208,512,142	1,088,810,959

Shares used in calculating diluted (loss) income per share	2,172,208,190	2,208,758,636	2,129,228,961	1,572,887,775	1,343,606,622

(1)	The amounts of share-based compensation included in operating expenses for 2006 and 2007 reflect the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” effective January 1, 2006. Had we applied the fair value recognition provisions of SFAS No. 123, “Stock-Based Compensation,” in prior periods, we would have reported net income of $4,318 thousands, $16,511 thousands and $17,007 thousands for 2003, 2004 and 2005, respectively, and net income per share (diluted) of $0.00, $0.01 and $0.01 for 2003, 2004, and 2005, respectively.

	As of and for the Year Ended December 31,
	2007	2006	2005	2004	2003
	(in thousands of U.S. dollars, except percentages)
Historical Condensed Consolidated Balance Sheet Data
Cash	$65,979	$74,597	$75,959	$8,714	$11,151
Restricted cash	—	—	—	—	1,510
Accounts receivable, net	14,691	13,449	18,089	11,883	7,892
Other current assets	8,777	3,342	2,297	2,133	228
Property and equipment, net	1,636	1,954	2,536	2,617	1,897
Goodwill	5,621	39,621	23,869	20,412	3,950
Other assets	8,890	7,027	4,953	705	231

Total assets	$105,594	$139,990	$127,703	$46,464	$26,859

Current liabilities	$14,467	$12,960	$7,636	$8,743	$12,165
Non-current liabilities	877	851	843	—	—

Total liabilities	$15,344	$13,811	$8,479	$8,743	$12,165

Minority interests	4,667	3,359	605	—	—
Series A convertible preference shares (16,924,497 and 12,347,966 shares issued and outstanding as of December 31, 2004 and 2003, respectively)	—	—	—	17	12
Ordinary shares (2,173,784,440, 2,162,031,740, 2,229,754,340, shares issued and outstanding as of December 31, 2007, 2006 and 2005, respectively)	109	108	111	59	59
Other shareholders’ equity	85,474	122,712	118,508	37,645	14,623

Total liabilities, minority interests and shareholders’ equity	$105,594	$139,990	$127,703	$46,464	$26,859

Other Historical Condensed Consolidated Financial Data:
Gross profit margin
Wireless value-added services	27.3%	34.9%	48.9%	58.2%	62.3%
Recorded music	40.6	42.7	—	—	—
Total gross profit margin	29.6	35.6	48.9	58.2	62.3
(Loss) income from continuing operations margin(1)	(72.0)	6.7	23.5	34.0	21.0
Net (loss) income from continuing operations margin(1)	(68.6)	9.7	25.9	33.4	18.8
Net (loss) income margin(1)	(69.3)	8.4	33.2	39.9	25.6
Depreciation	1,269	1,580	1,461	1,335	858
Amortization	2,375	1,901	478	651	276
Capital expenditure	864	957	1,289	1,871	1,388

(1)	(Loss) income from continuing operations margin, net (loss) income from continuing operations margin and net (loss) income margin are the (loss) income from continuing operations, net (loss) income from continuing operations and net (loss) income as a percentage of our total revenues.

Exchange Rate Information
We present our historical consolidated financial statements in U.S. dollars. In addition, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi include a U.S. dollar equivalent solely for the convenience of the reader. Except as otherwise specified, this pricing information and these contractual amounts are translated at RMB 7.2946 = US$1.00, the prevailing rate on December 31, 2007. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see note 2(l) to our audited consolidated financial statements.
The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB 6.9400 = US$1.00 on May 30, 2008. The following table sets forth the high and low noon buying rates for cable transfers between Renminbi and U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York for each of periods indicated below.

	Noon Buying Rate
	RMB per US$1.00
	High	Low
December 2007	7.4120	7.2946
January 2008	7.2946	7.1818
February 2008	7.1973	7.1100
March 2008	7.1110	7.0105
April 2008	7.0185	6.9840
May 2008	7.0000	6.9377
The following table sets forth the average noon buying rates for cable transfers between Renminbi and U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York for each of 2003, 2004, 2005, 2006 and 2007, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate
RMB per US$1.00
2003	8.2771
2004	8.2768
2005	8.1826
2006	7.9579
2007	7.5806
2008 (through May 30)	7.0464
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors

RISKS RELATED TO OUR COMPANY
Risks Related to Our Wireless Value-added Services
We depend on China Mobile, China Unicom and China Telecom, three of the four major telecommunications network operators in China, for the major portion of our revenue, and any loss or deterioration of our relationship with China Mobile, China Unicom and China Telecom, due to expected government imposed restructurings or otherwise, may result in severe disruptions to our business operations and the loss of a major portion of our revenue.
We offer our services over mobile networks to consumers through the two principal telecom operators in China, China Mobile Communications Corporation, or China Mobile, and China United Telecommunications Corporation, or China Unicom. These principal operators service the major portion of China’s approximately 547 million mobile phone subscribers as of December 31, 2007, according to a December 2007 Report issued by China’s Ministry of Information Industry, or the MII. To a lesser extent, we also offer our services to consumers through China Telecommunications Corporation, or China Telecom, and China Network Communications Corporation, or China Netcom. Our agreements with these operators and their provincial affiliates are non-exclusive, and have a limited term (generally one year for China Mobile and one or two years for China Unicom). We usually renew these agreements or enter into new ones when the prior agreements expire, but on occasion the renewal or new agreements can be delayed by periods of one month or more.
If any of China Mobile, China Unicom or China Telecom ceases to continue to cooperate with us, it would be impossible to find appropriate replacement telecom operators with the requisite licenses and permits, infrastructure and customer base to offer our wireless value-added services (“WVAS”). We derived approximately 60% of our combined WVAS revenue from China Mobile, 26% from China Unicom, 10% from China Telecom and 1% from China Netcom in 2007.
In addition, the Chinese government has extensive involvement in determining the structure of the telecommunications industry in China. During the development of this industry, changes in government policy have resulted in major restructurings of the telecommunications operators, including the establishment of new operators and the combination of all or part of existing operators. In an effort to promote greater competition among the telecommunications operators and foster the development of 3G mobile networks, on May 24, 2008, the MII, the PRC National Development and Reform Commission, or the NDRC, and the PRC Ministry of Finance jointly issued the Notice on Strengthening the Reform of Telecommunications Systems or the Telecom Notice, which aims to consolidate China’s currently existing telecommunication operators into three new telecommunications operators that can offer both mobile and fixed-line services. Under the Telecom Notice, China Mobile is expected to merge with China Railway Communication Co., Ltd., which operates a national fixed-line network, China Telecom is expected to acquire the Code Division Multiple Access (CDMA) wireless business and network from China Unicom, and China Unicom, which operates a Global System for Mobile communications (GSM) network and business, is expected to merge with China Netcom, which is principally a fixed-line operator. Once the consolidations are completed, the PRC government is expected to issue 3G licenses to such operators. We are currently assessing the potential impact of such expected consolidations on our business.
Any significant restructuring of any segment of the telecommunications industry in China, including in particular China Mobile, China Unicom, China Telecom or China Netcom (which are collectively referred to hereinafter in this annual report on Form 20-F as the “telecom operators”) or any other telecom operators in China and the potential combination of the mobile operations of various telecom operators in China, could significantly affect our relationships with these telecom operators, our operations and our revenues. Due to our reliance on China Mobile, China Telecom and China Unicom for our WVAS, any loss or deterioration of our relationship with them, due to their own business decisions or government-imposed restructurings, may result in severe disruptions to our business operations and the loss of a major portion of our revenue.
The termination or alteration of our various agreements with China Mobile, China Unicom, China Telecom and their provincial affiliates would materially and adversely impact our revenue and profitability.
Given the dominant market position of China Mobile, China Unicom and China Telecom, our leverage with these telecom operators is limited in terms of negotiating agreements, resolving disputes or otherwise. In particular, our agreements with them can be terminated in advance, penalties may be imposed or other parts of our services may be suspended or terminated, and approval for our new services may be delayed for a variety of reasons which vary among the individual agreements with the telecom operators, including, for example, where we breach our obligations under the agreements, a high number of customer complaints are made about our services or we cannot satisfy the operational or financial performance criteria established by the applicable mobile operator.
We may also be compelled to alter our agreements with these telecom operators in ways which adversely affect our business, such as by limiting the services we can offer or imposing other changes that limit the revenue we can derive from such agreements. In 2006, China Unicom entered into new contracts in certain provinces with service providers in which it changed the share percentages it retained for customer payments. For example, where prior to 2006, service providers would receive 70% of a payment from a customer purchase and China Unicom would retain 30%, China Unicom changed the share percentage of customer payments that service providers may retain to 40% in 2006. We may not be able to adequately respond to any such changes because we are not able to predict if the telecom operators will unilaterally amend our contracts with them.

Unilateral changes in the policies of the MII, China Mobile, China Unicom, and China Telecom and in their enforcement of their policies have resulted in service suspensions and our having to pay additional charges to the telecom operators, and further changes could materially and adversely impact our revenue and profitability in the future.
The MII, China Mobile, China Unicom and China Telecom have a wide range of policies and procedures regarding customer service, quality control and other aspects of the WVAS industry. As the industry has evolved over the last several years, the telecom operators have refined these policies to improve overall service quality and increase customer satisfaction. For example, in July 2006, China Mobile introduced new policies which require extended free trial periods for WVAS, new billing reminders for new and existing monthly subscribers and positive user confirmations for conversion of per-message subscriptions to monthly subscriptions. Subsequently, in May 2007, China Mobile began the operational practice of displaying service fee reminders and seeking express confirmation prior to processing the wireless application protocol (“WAP”) page download requests of mobile phone users. China Mobile also began the practice of only including links to its own WVAS offerings on the embedded menus of certain mobile handsets with customized software for China Mobile users. In the past, such embedded menus featured links to all popular products on China Mobile’s networks, including our products.
In August 2007, MII introduced new policies regarding WVAS that mobile phone users subscribe to on a free trial basis. Service providers are now required to notify such mobile phone users once the free trial period ends and must obtain confirmation from them prior to charging them for continued subscription to the services. Upon obtaining such confirmation, service providers are then required to notify mobile phone users of the exact pricing for such service and send billing reminders to them.
In addition, in the last several years, acting under the guidance of the MII, the telecom operators have begun enforcing their customer service policies more rigorously than in the past and have initiated steps to improve customer service. This rigorous enforcement has resulted in a number of severe penalties being imposed on us and other participants in the market. Penalties have included precluding service providers from offering certain services over a mobile operator’s network or from offering new services for a fixed period.
These new policies and practices negatively affected our results of operations in the second half of 2006 and in 2007 and caused us to record impairment charges of $38.8 million in respect of our goodwill and $2.5 million in respect of our long-lived assets in 2007. We may not be able to adequately respond to these or other developments in mobile operator policies, or changes in the manner in which such policies are enforced. Furthermore, because the telecom operators’ policies are in a state of flux at this time and they are highly sensitive to customer complaints (even if the complaints have no merit), we cannot be certain that our business activities will always be deemed in compliance with those policies despite our efforts to so comply. Accordingly, we may be subject to monetary penalties or service suspensions or both, even for conduct which we believed to be permissible. Any future noncompliance with the telecom operators’ policies by us, whether inadvertent or not, could result in a material and adverse effect on our revenue and profitability.
Our 2.5G revenues were negatively affected in 2007 by the slow growth of China Unicom’s WAP business. If this trend continues or the telecom operators in China experience slow or negative growth in their WVAS user base, our revenue and profitability could be materially and adversely affected.
Revenues from 2.5G value-added services declined from $29.9 million for fiscal year 2006 to $15.4 million for fiscal year 2007, representing a decline of 48.5%. Our 2.5G value-added services have not grown in part because of China Unicom’s decision to delay expanding capacity or building out 2.5G mobile networks into 2008 pending anticipated receipt of 3G licenses. If this market does not grow and evolve in the manner or in the timeframe that we anticipate, we may not be able to generate significant sustainable revenues from our 2.5G business.
The Chinese government, China Mobile, China Unicom or China Telecom may prevent us from distributing, and we may be subject to liability for, content that any of them believe is inappropriate.
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
China Mobile, China Unicom and China Telecom also have their own policies regarding the distribution of inappropriate content by wireless value-added service providers and have punished certain providers for distributing inappropriate content through the imposition of fines and service suspensions. Some of those providers indicated that the telecom operators informed them that certain of their content were construed as too adult-oriented or sexually suggestive. In addition, in June 2004, along with other participants in our industry, we received information and guidance from China Mobile and China Unicom regarding what they consider to be inappropriate content for WVAS. In response, we reviewed our services and removed certain interactive voice response (“IVR”) and picture downloads in order to comply with such information and guidance. There can be no assurance that we will not receive future guidance that could compel us to further alter our services.

The appropriateness or inappropriateness of WAP and IVR content is a relatively new concept in China. Most importantly, the determination that content is deemed to be inappropriate is inherently subjective, and is subject to the interpretation of the governmental authorities and telecom operators in China. Their standards are generally more restrictive than those applied in many other countries like the United States. Accordingly, while we intend to comply with all applicable rules regarding wireless content, it may be very difficult for us to assess whether any particular content we offer that could be construed by the telecom operators as inappropriate under current regulations in China. Any penalties imposed on us by the telecom operators for the content of our services could result in a material and adverse effect on our revenue, profitability and reputation.
China Mobile and China Unicom may impose higher service or network fees on us for their own business purposes or if we are unable to satisfy customer usage and other performance criteria, which could reduce our gross margins.
Fees for our WVAS are charged on a monthly subscription or per-use basis. As provided in our network service agreements, we rely on China Mobile and China Unicom for both billing of and collection from, mobile phone users of fees for our services. As noted above under “— The termination or alteration of our various agreements with China Mobile, China Unicom and their provincial affiliates would materially and adversely impact our revenue and profitability,” our negotiating leverage with the telecom operators is limited. As a result, the telecom operators could unilaterally for their own business purposes amend our agreements with them to increase the service or network fees that they retain from the revenues generated by our WVAS.
In addition, under these agreements, these service fees in some cases rise if we fail to meet certain customer usage, revenues and other performance criteria. Moreover, for 2G services, to the extent that the number of messages sent by us over China Mobile’s and China Unicom’s network exceeds the number of messages our customers send to us, we must pay per message network fees, which decrease in several provinces as the volume of customer usage of our services increases. The number of messages sent by us will exceed those sent by our users, for example, if a user sends us a single message to order a game but we in turn must send that user several messages to confirm his or her order and deliver the game itself. We cannot be certain that we will be able to satisfy any performance criteria in the future or that the telecom operators will keep the criteria at their current levels. Any increase in China Mobile’s or China Unicom’s service or network fees could reduce our gross margins.
If either China Mobile or China Unicom change their practices with regard to how service selections appear on their WAP portals, the revenue from our services, and thus our overall financial condition, could be materially and adversely affected.
The current practice of both China Mobile and China Unicom is generally to place the most popular WAP services at the top of the menu on the first page of the list of services available in each service category on their WAP portals. Services at the top of the menu are more accessible to users than other services and, in our experience, are more frequently accessed than those services lower on the menu. This effectively reinforces the position of the most popular services. The placement of services on these menus creates significant competitive advantages for the top-ranked services and significant challenges for newer and less popular services. We believe that our prominent position on the WAP portals of the two principal telecom operators in China historically helped us maintain our position in the market. If either China Mobile or China Unicom changes its current practices so that the most popular services are not those that are the most accessible to customers, restricts the number or type of services a service provider is permitted to place on service menus or adopts new interface technologies that eliminate the current service menus, our services could become more difficult for users to access and could, therefore, become less popular. In addition, as discussed below under the heading “—Our revenue from WVAS may be adversely affected by China Unicom or China Mobile providing their own full portfolio of 2G and 2.5G services that compete with our services,” China Mobile also began the practice of only including links to its own WVAS offerings on the embedded menus of mobile handsets with customized software for China Mobile users while excluding links to products from third party WVAS service providers such as our company. Such practice has adversely affected our revenues. If additional similar changes occur, they will likely materially and adversely affect the revenue from our services, and thus our overall financial condition.
Our revenue from WVAS may be adversely affected by China Unicom or China Mobile providing their own full portfolio of 2G and 2.5G services that compete with our services.
In 2006, China Mobile began operating its own music WAP portal and procuring music content from music companies directly. Our revenues as a service provider have been adversely affected by this development, although some of this effect has been mitigated by China Mobile procuring music content from our affiliated music companies. China Mobile also began the practice of only including links to its own WVAS offerings on the embedded menus of mobile handsets with customized software for China Mobile users while excluding links to products from third party WVAS service providers like us. Such practice has adversely affected our revenues. Our business would likely be adversely affected if China Unicom or China Mobile or both decide to provide additional 2G and 2.5G services to mobile phone users, which compete with our services. In that case, we would not only face enhanced competition, but could be partially or completely denied access to the networks of these telecom operators which would adversely affect our revenue from WVAS.

The popularity of our 2G and 2.5G services, and therefore revenues from these services and our profitability, would be adversely affected if our competitors offer more attractive and engaging services or our services are rendered obsolete by the introduction of newer technologies such as 3G.
The WVAS market is highly competitive, and our competitors may offer new or different services, which are more popular than our 2G and 2.5G services. Moreover, our services could be rendered obsolete by the introduction of newer technologies such as 3G mobile networks. The PRC government has not as yet granted any licenses for 3G mobile networks to any telecom operators, and it is not clear when such licenses will be granted. Although we are planning to transition our 2.5G services to 3G services when 3G licenses are awarded and 3G mobile networks are launched, it is difficult to predict the development of new mobile technologies or the types of services that will be popular on any new mobile networks. Accordingly, we cannot be certain whether any services we offer which are compatible with such new technologies will be successful.
China Mobile and China Unicom allow us to offer our services over their networks only if we achieve minimum customer usage, revenues and other criteria, and our revenues from 2.5G services depend in particular on our ability to meet those criteria to keep our services among the most popular offered through the telecom operators.
If we fail to achieve minimum customer usage, revenues and other criteria imposed by China Mobile or China Unicom at its discretion from time to time, our services could be excluded from the applicable mobile operator’s entire network at a provincial or national level, or we could be prevented from introducing new services. In addition, we believe that the success of our 2.5G services depends significantly on whether our services appear at the top of the menu on the first page of the list of services available in each service category on the telecom operators’ WAP portals. The ranking of services on these WAP page menus depends on the satisfaction of performance criteria established by the telecom operators from time to time. If we are excluded from any mobile operator’s network or are not able to keep our 2.5G services at the top of the service lists on any mobile operator’s WAP pages due to performance problems, our WVAS revenue would be substantially reduced, which would materially and adversely affect our overall financial condition and the market price of our ADSs.
We must rely on China Mobile and China Unicom to maintain accurate records of fees paid by users of our services, deduct service and network fees due to them and pay us fees due to us. Errors in record-keeping by the telecom operators could adversely affect our profitability and the market price of our ADSs.
We must rely on China Mobile and China Unicom to maintain accurate records of the fees paid by users and deduct the service and network fees due to them under our network service agreements. Specifically, the telecom operators provide us with monthly statements for our 2G services that do not provide itemized information regarding amounts paid for each of our services or calculations of the service and network fees. As a result, monthly statements that we have received from the telecom operators for our 2G services cannot be reconciled to our own internal records for the reasons discussed under “— China Mobile and China Unicom do not supply us with detailed information on billing and transmission failures, revenues, service or network fees or other charges, particularly with respect to our 2G services, and accordingly, it is difficult to analyze the factors affecting our financial performance.” In addition, we have only limited means to independently verify the information provided to us with respect to such 2G services because we do not have access to the telecom operators’ internal records. Rather, we can only seek consultations with the telecom operators to discuss the reasons for any discrepancies.
With respect to our 2.5G services, the telecom operators allow us limited access to their transmission and billing system information to monitor if our services are actually delivered and paid for, which information we then reconcile to our own internal records. In addition, the telecom operators in general provide us with monthly statements within two to three weeks after month end. To date, discrepancies between our internal records and the telecom operators’ confirmations have been insignificant. Nonetheless, we are still ultimately dependent on the ability of the telecom operators’ systems to accurately collect and analyze the relevant transmission and payment data regarding our services.
Because of the dominant market position of these telecom operators, we have limited leverage in challenging any discrepancies between their monthly statements and 2.5G system information, on the one hand, and our own records, on the other hand. Our profitability and the market price of our ADSs could be adversely affected if these telecom operators miscalculate the revenues generated from our services and our portion of those revenues.

Our dependence on the billing records of China Mobile and China Unicom may adversely affect our ability to record, process, summarize and report revenue and other information regarding our WVAS. Any inaccuracies in our records and public reports could adversely affect our ability to effectively manage our business and the market price of our ADSs.
We maintain controls and procedures to ensure that financial and non-financial information regarding our business is recorded, processed, summarized and reported in a timely and accurate manner. However, as noted in the prior risk factor, we depend on the billing records of China Mobile and China Unicom and have only limited means to independently verify information provided by them. If the information they provide us is incorrect or incomplete, then our own internal records will also be incorrect or incomplete. Our business could be adversely affected if our management and board of directors make decisions based on deficient internal information, such as strategic initiatives involving new WVAS. Moreover, it is possible that, if information provided to us by the telecom operators were not correct or complete, our public reports could also be deficient, which could adversely affect the market price of our ADSs.
We recognize revenue for a portion of our 2G services on an accrual basis, based on an internal estimation process which involves the use of estimates of monthly revenues to the extent we are unable to obtain actual figures from the telecom operators before we finalize our financial statements, which could in turn require us to make adjustments to our financial statements.
Our financial statements through December 31, 2003 reflected our actual revenues as they appear on the telecom operators’ statements. However, starting from 2004, we recognized revenue for a portion of our 2G services (as well as for a smaller portion of our 2.5G services) on an accrual basis and plan to do so in the future as necessary in order to report our quarterly earnings on a timely basis. This involves the use of estimates of monthly revenues based on our internal records for the month and prior monthly confirmation rates with the telecom operators in prior months if we are unable to obtain actual figures from the telecom operators before we finalize our financial statements. We expect the effect of these estimates on our financial results will be more significant on our quarterly results of operations than on our annual results, as we are less likely to receive confirmation on all of our 2G revenues before we disclose our quarterly results. To the extent that our revenues have not been confirmed by the telecom operators for any reporting period, we will need to adjust our revenues in the subsequent periods in which these revenues are confirmed. Actual revenues may differ from prior estimates when unexpected variations in billing and transmission failures occur. Recognizing revenues on an accrual basis could potentially require us to later make adjustments to our financial statements if the telecom operators’ billing statements and cash payments are different from our estimates, which could adversely affect our reputation and the market price of our ADSs.
Our revenues and cost of revenues for 2G services, and to a lesser degree 2.5G services, are affected by billing and transmission failures and other discrepancies which are often beyond our control.
We do not collect fees for our services from China Mobile and China Unicom in a number of circumstances, including if:
•	the delivery of our service to a customer is prevented because his or her phone is turned off for an extended period of time, the customer’s prepaid phone card has run out of value or the customer has ceased to be a customer of the applicable mobile operator;
•	China Unicom or China Mobile experiences technical problems with its network, which prevent the delivery of our services to the customer;
•	we experience technical problems with our technology platform that prevents delivery of our services; or
•	the customer refuses to pay for our services due to quality or other problems.
These situations are known in the industry as billing and transmission failures, and we do not recognize any revenues for services which are characterized as billing and transmission failures. Billing and transmission failures therefore significantly lower the revenues we record. The failure rate for 2G services can vary among the telecom operators, and by province, and also has fluctuated significantly in the past, ranging on a monthly basis from 0.0% to 9.8% of the total billable messages which are reflected in our internal records during 2007.
Although we do not experience the same type of billing and transmission failures for our 2.5G services as we do for our 2G services, we do experience a discrepancy between the revenues recorded by our internal system and the revenues confirmed by the telecom operators. This difference has historically averaged approximately 2% per month and relates to services that are provided but are not billed to the user for a variety of reasons associated with the manner in which the telecom operators register new users and manage their internal billing reconciliation process.

We are also required to pay some of our content providers a percentage of the revenues received from or confirmed by the telecom operators with respect to services incorporating the content providers’ products. In calculating the fees payable to these providers, we make estimates to take into account billing and transmission failures, which may have been applicable to the services incorporating the providers’ products, and reduce the fees payable by us accordingly. Nonetheless, as estimates involve making assumptions which may prove inaccurate, we have in the past paid, and may continue to pay, such providers fees which are disproportionate to what we have been paid for the relevant service. Our costs of services, gross margins and profitability could be adversely affected if, due to problems in estimating billing and transmission failures, we overpay service providers on a consistent and continuous basis.
China Mobile and China Unicom do not supply us with detailed information on billing and transmission failures, revenues, service and network fees or other charges, particularly with respect to our 2G services, and accordingly it is difficult to analyze the factors affecting our financial performance.
China Unicom’s and China Mobile’s monthly statements to service providers, including our company, regarding the services provided through their networks currently do not contain information about billing and transmission failures, revenues, service and network fees or other charges or detailed information on a service-by-service basis, particularly with respect to our 2G services. While the telecom operators allow third party service providers such as our company to have access to their 2.5G transmission and billing systems, such access is limited and does not offer complete information on all fee calculations and other charges. Moreover, China Mobile and China Unicom have from time to time imposed penalty charges and service suspensions on us when they believe we have contravened their customer service policies. The information provided by the telecom operators does not, however, identify exactly which services caused the problem or the time period in which they occurred.
As a result of the foregoing, we are unable to effectively analyze the factors that affect our financial performance and can only estimate our revenues and cost of revenues by service type. We are also unable to confirm which of our 2G services were transmitted but resulted in billing and transmission failures. As a result, with respect to specific services, we are not able to definitively calculate and monitor revenues, margin and other financial information, such as average revenues per-user by service and total revenues per-user by service, and also cannot definitively determine which of these services are or may be profitable. Moreover, we do not know what adjustments, if any, should be made with respect to specific services to avoid inadvertent violations of the telecom operators’ customer service policies.
The services we offer and the prices we charge are subject to approval by China Mobile and China Unicom, and if requested approvals are not granted in a timely manner or approved services are suspended or terminated, our competitive position, revenue and profitability could be adversely affected.
We must obtain approval from China Mobile and China Unicom with respect to each 2G and 2.5G service that we propose to offer to their customers and the pricing for such service. In addition, any changes in the pricing of our existing services must be approved in advance by these operators. There can be no assurance that such approvals will be granted in a timely manner or at all. Failure to obtain, or a delay in, obtaining such approvals could place us at a competitive disadvantage in the market and adversely affect our revenue and profitability. In addition, the recent more rigorous enforcement of customer service policies by China Mobile and China Unicom could result in heightened scrutiny of our existing or proposed services and pricing by the telecom operators. This could, in turn, result in delays in their approving new services, our failure to obtain approval for new services or suspensions or termination of all or part of our existing services or reductions in approved pricing of our services. The occurrence of any of these actions could materially and adversely affect our revenues.
Risks Related to Our Music Business
The businesses of our affiliated music companies are subject to constantly changing consumer tastes.
In order to implement our strategy to enter the music development, production and distribution and concert promotion industries, we formed a new affiliated Chinese entity, Hurray! Digital Music Technology Co., Ltd. in November 2005, whose name was changed to Hurray! Digital Media Technology Co., Ltd. (“Hurray! Digital Media”). In November 2005, Hurray! Digital Media agreed to acquire 60% of the equity interest in Beijing Freeland Wuxian Digital Music Technology Co., Ltd., whose name was subsequently changed to Hurray! Freeland Digital Music Technology Co., Ltd. (“Freeland Music”) to which certain entities of the Freeland Group, a group of affiliated companies in China engaged in the production and distribution of audio and visual products, contributed their respective music businesses. In December 2005, Hurray! Digital Media acquired 51% of the equity interest in Beijing Huayi Brothers Music Co., Ltd. (“Huayi Brothers Music”), a subsidiary of Huayi Brothers Group. In November 2006, Hurray! Digital Media agreed to acquire 30% of the equity interest in Beijing New Run Entertainment Development Co., Ltd. (“New Run”), and in March 2007, Hurray! Digital Media agreed to acquire 65% of the equity interest in Guangzhou Hurray! Secular Bird Culture Communication Co., Ltd. (“Secular Bird”). In April 2007, Freeland Music acquired a 51% equity interest in Beijing Hurray! Fly Songs International Culture Co., Ltd. (“Fly Songs”). These five companies, which we refer to as our affiliated music companies, were either successful top-tier domestic independent record companies in China, which engage in artist development, music production and music distribution, or, in the case of Fly Songs, a successful concert promotion company.

Each music recording and concert performance is an individual artistic work. The commercial success of a music product or concert depends on consumer taste, the quality and acceptance of competing offerings or events released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change quickly. Accordingly, there can be no assurance as to the financial success of any particular product, the timing of such success, or the popularity of any particular artist.
The future success of our affiliated music companies depends on their ability to continue to develop recorded music and organize concerts that are interesting and engaging to our target audience, primarily users of the Internet and WVAS in the case of our recorded music. If our audience determines that the content does not reflect its tastes, then our audience size could decrease, which would adversely affect our results of operations. The ability of Freeland Music, Huayi Brothers Music, New Run and Secular Bird to develop compelling content depends on several factors, including the following:
•	technical expertise of their production and recording staff,
•	popularity of the artists of our affiliated music companies,
•	access to songs or songwriters, and
•	effectiveness of online and offline marketing and promotional activities.
Furthermore, our affiliated music companies must invest significant amounts for development prior to the release of any product or event. These costs may not be recovered if the release is unsuccessful. There can be no assurance that such products or events will be successful releases or that any product or events will generate revenues sufficient to cover the cost of development. Because we are relatively inexperienced in the music industry, we cannot predict whether our efforts in this area will be successful.
Our affiliated music companies may unknowingly purchase or license songs, which have already been, or may in the future be, sold or licensed to third parties, which could create costly legal disputes over intellectual property rights with such third parties and the songs’ authors or composers.
Our affiliate music companies generally purchase or license songs for their artists from the original authors or composers of the songs. In China, original authors and composers sometimes license or sell their songs to multiple music companies without informing each such company. In that case, our affiliated music companies may unknowingly purchase or license songs that have already been, or may in the future be, licensed or sold to one or more third parties. As a result, disputes may arise between our affiliated music companies, third party music companies and original authors or composers over the rights to particular songs. Any such dispute may require our affiliated music companies to incur significant costs to investigate and resolve them, including potentially the payment of damages to third parties.
In addition, our affiliated music companies license and distribute songs to third parties such as providers of Internet and WVAS, which then distribute the music content to their customers. Such companies may be subject to claims by such providers or any of their other customers if the customers suffer losses as a result of a dispute over the ownership of copyrights to songs provided to them.
Our affiliated music companies often enter into contracts with third parties on behalf of their artists. If those artists fail to satisfy the requirements under those contracts, our affiliated music companies may be subject to claims, which could expose them to significant costs and business disruption.
Our affiliated music companies often enter into various types of contracts with third parties on behalf of their artists, including contracts relating to album publishing, advertising and promotional activities and public performances. If an artist fails to satisfy the requirements under any such contract for whatever reason (such as health problems), then our affiliated music companies may be deemed to have breached the relevant contracts. In that case, our affiliated music companies may be subject to claims for breach of contract by the counterparty to the contracts, which could expose them to significant costs and business disruption.

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
Selective acquisitions and strategic investments, such as our 2007 acquisitions of Shanghai Saiyu Information Technology Co., Ltd. (“Shanghai Saiyu”), Henan Yinshan Digital Network Technology Co., Ltd. (“Henan Yinshan”) and Fly Songs as described in Item 4. “Information About the Company—History and Development of the Company,” form part of our strategy to further expand our business. Such companies may not be as successful as they have been in the past, and may also not perform as well as we expect. Moreover, the integration of such companies into our operations has required significant attention from our management. In particular, we must ensure that the relationships of our newly acquired wireless value-added service companies with the telecom operators are not disrupted by the acquisitions. In addition, our management must also devote significant resources to enhancing its knowledge of the music development, production and distribution business in China, with which we have limited experience. Future acquisitions will also likely present similar challenges.
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
The Chinese market for WVAS is changing rapidly and is intensely competitive. We compete principally with four groups of 2G and 2.5G service providers in China, which include companies that focus primarily or entirely on these markets, major Internet portal operators in China, niche service providers and the telecom operators.
There are low barriers to entry for new competitors in the 2G and 2.5G services market and many of our competitors have longer operating histories in China, greater name and brand recognition, larger customer bases and databases, significantly greater financial, technological and marketing resources and superior access to original content than we have. Recently, certain of the telecom operators have begun offering WVAS directly to their customers. See “—Our revenue from WVAS may be adversely affected by China Unicom or China Mobile providing their own full portfolio of 2G and 2.5G services that compete with our services” above. As a result, our existing or potential competitors may in the future achieve greater market acceptance and gain additional market share, which in turn could reduce our revenues.
With respect to our music business, we face significant competition from two groups of competitors. The first group consists of traditional record companies, which are extending downstream to establish their own WVAS or Internet services companies in China. Such competitors include international record companies and independent labels based in Hong Kong, Taiwan and mainland China, which have longer operating histories, larger music libraries and greater pools of popular artists in comparison to our affiliated music companies. The second group of competitors consists of WVAS providers that focus on music-related products and have extended upstream to establish their own music production businesses in China. See Item 4.B. “Business Overview—Competition.”

We operate in rapidly evolving industries, which may make it difficult for investors to evaluate our business.
We began commercially offering WVAS in China in 2001, and since that time, the technologies and services used in the WVAS industry in China have developed rapidly. Moreover, we have recently entered the music development, production and distribution business in China, which is also rapidly evolving. As a result of this rapid and continual change, you should consider our prospects in light of the risks and difficulties frequently encountered by companies in an early stage of development. These risks include our ability to:
•	attract and retain users for our 2G and 2.5G services,
•	expand the services that we offer,
•	respond effectively to rapidly evolving competitive and market dynamics and address the effects of mergers and acquisitions among our competitors,
•	effectively manage our new music businesses and leverage our music library,
•	continue to develop reliable, state-of-the-art mobile service provisioning and management software for telecom operators,
•	maintain, expand and enhance our relationships with telecom operators so that they will allow us to offer our 2G and 2.5G services over their networks, and
•	increase awareness of our brand and user loyalty.
Due to these factors, there can be no certainty that we will maintain or increase our current share of the highly competitive markets in which we operate.
We depend on key personnel for the success of our business. Our business may be severely disrupted if we lose the services of our key executives and employees or fail to add new senior and middle managers to our management.
Our future success is heavily dependent upon the continued service of our key executives, namely, Qindai Wang, our chairman and chief executive officer, Shaojian (Sean) Wang, our president and chief operating officer since May 2006 and acting chief financial officer since June 2007, Yuqi Shi, our vice president in charge of WVAS business since 2007, and Feng Wu, our vice president in charge of music companies since 2006. Our future success is also dependent upon our ability to attract and retain qualified senior and middle managers to our management team. If one or more of our current or future key executives or employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business may be severely disrupted. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customers and suppliers and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into an employment agreement and a confidentiality, non-competition and non-solicitation agreement with us. As we believe is customary in our industry in China, we do not maintain key-man life insurance for any of our key executives.
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
We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. If the user base of our WVAS increases or our affiliated music companies expand, we will need to increase our investment in our technology infrastructure, facilities and other areas of operations, in particular our product development, customer service and sales and marketing, which are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support could deteriorate and our business may suffer. For example, any such performance issue could prompt China Unicom, China Mobile, China Telecom or China Netcom to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:
•	develop and quickly introduce new WVAS, adapt our existing services and maintain and improve the quality of all of our services, particularly as the market for 2.5G services evolves and matures,
•	effectively maintain our relationships with China Mobile and China Unicom, enhance our relationships with China Telecom and China Netcom and establish new relationships with any other recipients of mobile licenses in China so that we are able to offer WVAS over their networks,
•	attract and retain popular artists for our music businesses,
•	continue training, motivating and retaining our existing employees, including our senior management, and attract and integrate new employees,
•	develop and improve our operational, financial, accounting and other internal systems and controls, and
•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.

Any failures of the mobile telecommunications network, the Internet or our technology platform may reduce use of our services and our revenues.
Our WVAS are offered through the networks of China Unicom, China Mobile, China Telecom and, China Netcom. In addition, we use our website to promote our services and enable users to order them. Thus, both the continual accessibility of the telecom operators’ networks and the performance and reliability of China’s Internet infrastructure are critical to our ability to attract and retain users. Any server interruptions, break-downs or system failures, including failures caused by computer viruses, hacking or sustained power shutdowns, floods or fire causing loss or corruption of data or malfunctions of software or hardware equipment, or other events outside our control that could result in a sustained shutdown of all or a material portion of the mobile networks, the Internet or our technology platform, could adversely impact our ability to provide our services to users and decrease our revenues.
Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations, which could adversely affect our ability to operate our business effectively or at all.
In connection with China’s entry into the World Trade Organization, or WTO, foreign investment in telecommunications and Internet services in China has been liberalized to allow for a maximum of 50% foreign ownership in value-added telecommunications and Internet services in China. To comply with these ownership requirements, we have implemented a structure which is similar to those used by several of our competitors such as SINA, Sohu, NetEase, Linktone and TOM Online by entering into various agreements with affiliated companies incorporated in China (which we refer to as our affiliated Chinese entities), including Hurray! Solutions Ltd. (“Hurray! Solutions”), Beijing Cool Young Information Technology Co., Ltd. (“Beijing Cool Young”), Beijing WVAS Solutions Ltd. (“WVAS Solutions”), Beijing Enterprise Network Technology Co., Ltd. (“Beijing Network”), Beijing Palmsky Technology Co., Ltd. (“Beijing Palmsky”), Beijing Hutong Wuxian Technology Co., Ltd. (“Beijing Hutong”), Shanghai Magma Digital Technology Co., Ltd. (“Shanghai Magma”), Beijing Hengji Weiye Electronic Commerce Co., Ltd. (“Hengji Weiye”), Shanghai Saiyu and Henan Yinshan and their shareholders. Each of these affiliated Chinese entities is owned by various individuals in China.
We do not have any direct ownership interest in our affiliated Chinese entities but have entered into a series of agreements with these entities through which we intend to be able to assert a degree of control and management. In addition, we control Hurray! Digital Media through three of our affiliated Chinese entities, Hurray! Solutions, Beijing Network and Beijing Hutong. It is possible that the relevant Chinese authorities could, at any time, assert that our agreements with our affiliated Chinese entities or any portion or all of the existing or future ownership structure and businesses of each of our company, our wholly-owned subsidiary, Beijing Hurray! Times Technology Co., Ltd. (“Beijing Hurray! Times”), or our affiliated Chinese entities violate existing or future Chinese laws, regulations or policies. It is also possible that the new laws or regulations governing the telecommunication or Internet sectors in China that have been adopted or may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our, Beijing Hurray! Times’ or our affiliated Chinese entities’ current or proposed businesses and operations. In addition, these new laws and regulations may be retroactively applied. If any of our company, Beijing Hurray! Times and our affiliated Chinese entities is found to be in violation of any existing or future Chinese laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including, without limitation, the following:
•	levying fines,
•	confiscating the incomes of any of our company, Beijing Hurray! Times or our affiliated Chinese entities,
•	revoking the business licenses of any of our company, Beijing Hurray! Times or our affiliated Chinese entities,
•	shutting down servers or blocking websites maintained by any of our company, Beijing Hurray! Times or our affiliated Chinese entities,
•	restricting or prohibiting our use of our financial assets to finance our business and operations in China,
•	requiring any of us, Beijing Hurray! Times or our affiliated Chinese entities to restructure our ownership structure or operations, and/or
•	requiring any of us, Beijing Hurray! Times or our affiliated Chinese entities to discontinue any portion of or all of their WVAS.
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
Because we conduct substantially all our business in China, and because we are restricted to a certain extent by the Chinese government from owning telecommunications or Internet operations in China, we depend on our affiliated Chinese entities, in which we have no direct ownership interest, to provide those services through agreements. These agreements may not be as effective in providing control over our telecommunications or Internet operations as direct ownership of these businesses. For example, our affiliated Chinese entities could fail to take actions required to operate our business, such as renewing their business licenses or services permits or entering into service contracts with China Unicom, China Mobile and other telecom operators. Moreover, the fees for our services are paid by the telecom operators directly to our affiliated Chinese entities, which are then obligated at our request to transfer substantially all of such fees to our wholly owned subsidiary, Beijing Hurray! Times. If our affiliated Chinese entities fail to perform their obligations under these agreements, we may have to rely on legal remedies under Chinese law, which we cannot assure you would be effective or sufficient. In particular, the legal environment in China is not as developed as in other jurisdictions, such as the United States. Thus, Chinese courts are often inexperienced in handling corporate disputes, and different courts may apply laws and procedures in different ways.
We do not believe that we have a reasonable basis to predict the likelihood of the occurrence of the foregoing risks. However, if there is such an occurrence, it could potentially have a significant adverse effect on our ability to operate our business and on our financial condition.
We generate our internal funds almost exclusively from Beijing Hurray! Times. If that company is restricted from paying dividends to us, we may lose almost all of our internal source of funds.
Except for a certain amount of cash held by Hurray! Holding Co., Ltd. (approximately $49 million as of December 31, 2007), we have no significant assets other than our equity interest in Beijing Hurray! Times. We are a holding company, and we rely principally on dividends from Beijing Hurray! Times and technical consulting and service fees, license fees and other fees paid to Beijing Hurray! Times by our affiliated Chinese entities for our cash requirements, including any debt we may incur. We are likely to lose all of our sources of funds if Beijing Hurray! Times is restricted from paying dividends to us. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations, which in turn restricts our ability to receive these revenues.
Under Chinese law, Beijing Hurray! Times is also required to set aside a portion of its after-tax profit calculated under PRC generally accepted accounting principles, or PRC GAAP, for which the legal minimum requirement is 10%, to a non-distributable general reserve fund beginning in its first profitable year after offsetting prior year’s cumulative losses and to certain other non-distributable funds at an amount determined by Beijing Hurray! Times. The amount of reserves was nil as of December 31, 2007 since Beijing Hurray! Times incurred an operating loss in 2007. This reserve fund can only be used for specific purposes and is not distributable as cash dividends. Dividends paid to us by our subsidiaries in China will also be subject to withholding tax under the new tax laws adopted in China. See “—Recent changes in PRC tax laws could have a material adverse effect on our operating results.” If further restrictions on payments of dividends by our subsidiary are implemented under Chinese law, we may not be able to access our internal source of funds.
Our revenues may fluctuate significantly and may adversely affect the market price of our ADSs.
Our revenues and results of operations have varied in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation are outside our control. Steady revenues and results of operations will depend largely on our ability to:
•	attract and retain users in the increasingly competitive WVAS market in China,
•	maintain and grow our 2G and 2.5G market share and revenues, and when launched, successfully offer 3G services,
•	successfully implement our business strategies, including integrating our recent strategic acquisitions with our existing core business, and
•	update and develop our services, technologies and content, which is highly complex.
Because the WVAS industry in China is new and rapidly evolving, our experience in the music industry is limited and our business has experienced significant volatility in terms of financial results as a result of the factors stated above, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the market price of our ADSs to decline.

We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.
We believe the copyrights, service marks, trademarks, trade secrets and other intellectual property we use are important components of our WVAS. In addition, our affiliated music companies are substantially dependent on their ability to protect their rights over their music content. Any unauthorized use of such intellectual property by third parties may adversely affect our current and future revenue from such services and software, as well as our reputation. For example, rampant piracy in China has negatively affected offline sales of CDs and tapes by our affiliated music companies, and if piracy becomes a problem in online distribution channels, their financial results would be further materially adversely affected. We rely primarily on the intellectual property laws and contractual arrangements with our employees, clients, business partners and others to protect such intellectual property rights. Third parties may be able to obtain and use such intellectual property without authorization. Furthermore, the validity, enforceability and scope of protection of intellectual property in the Internet, wireless value-added and music industries in China is uncertain and still evolving, and these laws may not protect intellectual property rights to the same extent as the laws of some other jurisdictions. In particular, the intellectual property law in China is less developed than in the United States and, historically, China has often not protected private parties’ intellectual property rights to the same extent as such parties might enjoy in the United States. Moreover, litigation may be necessary in the future to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, overall financial condition and results of operations.
Due to the fact that we aggregate content and applications for our WVAS, and because our services may be used for the distribution of information through, for example, our wireless community services, claims may be filed against us for defamation, negligence, copyright or trademark infringement or other violations. In addition, third parties could assert claims against us for losses in reliance on information distributed by us. For example, if we are found to have infringed any intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternative intellectual property. While the vast majority of claims that have been asserted against us in the past have not developed beyond the demand letter stage and do not ultimately result in liability to us, we may also incur significant costs in investigating and defending such claims. We have not purchased liability insurance for these risks.
We have limited business insurance coverage, which could expose us to significant costs and business disruption.
The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products, and do not, to our knowledge, offer business liability insurance. As a result, we do not have any business liability insurance coverage for our operations. Moreover, while business disruption insurance is available, we have determined that the risks of disruption and cost of the insurance are such that we do not require it at this time. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources, particularly if it affects our technology platform which we depend on for delivery of our WVAS.
We believe that we were a passive foreign investment company (“PFIC”) for taxable years 2006 and 2007 and are likely a PFIC for the current taxable year of 2008, which could result in adverse U.S. federal income tax consequences to U.S. investors.
We will be classified as a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is passive income, or (b) 50% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. We believe that we were a PFIC for taxable years 2006 and 2007 and are likely to be classified as a PFIC for the current taxable year of 2008, although such determination cannot be made with certainty until the end of the taxable year. Such characterization could result in adverse U.S. federal income tax consequences to a U.S. investor. For example, if we are a PFIC, then “excess distributions” to a U.S. investor, and any gain realized on the sale or other disposition of our ADSs will be allocated ratably over the U.S investor’s holding period for the ADSs, the amount allocated to the current taxable year and any year prior to our becoming a PFIC will be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year. Additionally an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year and the U.S. investor will be subject to U.S. tax reporting requirements. Some of these adverse tax consequences may be avoided if the U.S. investor makes a “mark-to-market” election for the ADSs.

Accordingly, the adverse U.S. federal income tax consequences described above could apply to you if you are a U.S. investor. Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to the U.S. federal, state and local and other tax consequences of our status as a PFIC in light of the particular circumstances applicable to such U.S. investor, as well as the availability of and procedures for making a mark-to-market or other available election. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see “Taxation” below.
Anti-takeover provisions in our charter documents could make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management.
Our amended and restated articles of association include two provisions, which could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management. First, our amended and restated articles of association provide for a classified board of directors. Second, our board of directors has the right to issue preference shares without shareholder approval, which could be used to institute a “poison pill” that would work to dilute a potential hostile acquirer’s ownership interest in our company, effectively preventing acquisitions that have not been approved by our board of directors.
Shareholder rights under Cayman Islands law may differ materially from shareholder rights in the United States, which could adversely affect the ability of us and our shareholders to protect our and their interests.
Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (2007 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law in this area may not be as clearly established as they would be under statutes or judicial precedent in existence in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate laws. Moreover, our company could be involved in a corporate combination in which dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations. Also, our Cayman Islands counsel is aware of only a few reported cases of derivative actions having been brought in a Cayman Islands court. Such actions are ordinarily available in respect of United States corporations in U.S. courts. Finally, Cayman Islands companies may not have standing to initiate shareholder derivative actions before the federal courts of the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests may be limited if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.
All participants of our existing equity compensation plans who are PRC citizens may be required to register with the State Administration of Foreign Exchange of the PRC, or the SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors and employees and other parties under PRC law.
On April 6, 2007, the capital account department of the SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of an Overseas Listed Company, or Circular 78. It is not clear at this time whether Circular 78 covers all forms of equity compensation plans, including restricted purchase share awards granted by us, or only those which provide for the granting of stock options. For any plans which are so covered and are adopted by a non-PRC listed company such as our company after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings by July 5, 2007 if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. In May 29, 2007, the General Affairs Department of the SAFE issued the Notice on Printing and Distributing the Operating Rules for the Notice of the State Administration of Foreign Exchange on the Relevant Issues about Foreign Exchange Control over the Financing and Return Investment of Domestic Residents through Overseas Special Purpose Companies, or Circular 106. This notice also requires PRC citizens who hold stock options pursuant to a company’s equity incentive plan to register with the SAFE. We submitted the required registration on behalf of our stock option holders who are PRC citizens with the SAFE in December 2007 and such registration is currently pending approval. Although Circular 78 has not yet been made publicly available nor has it been formally promulgated by the SAFE, and we have submitted the registration with the SAFE on behalf of our stock option holdings who are PRC citizens stock option holders pursuant to Circular 106, any failure to comply with such provisions may subject us and the participants of our equity compensation plans who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our personnel which is currently a significant component of the compensation of many of our PRC employees, as a result of which our business operations may be adversely affected.

Recent changes in PRC tax laws could have a material adverse effect on our operating results.
In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. In addition, the Implementation Rules of the New Enterprise Income Tax Law, or the Implementation Rules were promulgated by the PRC State Council on December 6, 2007 and the Notice on Implementation of Transitional Arrangements for Preferential Policies of Enterprise Income Tax, or the Transitional Arrangements Notice, was promulgated by the PRC State Council on December 26, 2007. Under the New EIT system, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises. Enterprises established prior to March 16, 2007 eligible for preferential tax rate of 15% according to the then effective PRC Enterprise Income to Law for Foreign-Invested Enterprise and Foreign Enterprise tax laws and administrative regulations shall be subject to transitional rules as stipulated in the Transitional Arrangements Notice. In addition, certain qualified high and new technology enterprises strongly supported by the state may still benefit from a preferential tax rate of 15% under the New EIT Law if they meet the definition of “qualified high and new technology enterprise” strongly supported by the state set out in the Implementation Rules which refers to companies hold independent ownership of core intellectual properties and simultaneously meet a list of other criteria as stipulated. As a result, if our PRC subsidiaries qualify as qualified high and new technology enterprises strongly supported by the state under the new EIT Law, they will continue to benefit from a preferential tax rate of 15%. Otherwise, the applicable tax rate of our PRC subsidiaries may be subject to PRC income tax at a rate of 25% starting from 2008 under the New EIT system. We have used the new standard rates for calculation of deferred taxes until the necessary approvals are obtained.
Under the new Enterprise Income Tax law effective on January 1, 2008, the rules for determining whether an entity is resident in the PRC for tax purposes have changed and the determination of residence depends amongst other things on the “place of actual management.” If Hurray! Holding Co., Ltd., or our non-PRC subsidiaries, were to be determined to be a PRC resident for tax purposes, it or they, would be subject to tax in the PRC on our worldwide income including the income arising in jurisdictions outside the PRC. We have evaluated our resident status under the new law and related guidance and believes Hurray! Holding Co., Ltd. would not be a PRC resident for PRC income tax purposes.
As Hurray! Holding Co., Ltd. would be non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 from its PRC subsidiaries would be subject to a withholding tax of 10%.
Aggregate undistributed earnings of our subsidiaries and affiliates located in the PRC that are available for distribution to the Company at December 31, 2007 are considered to be indefinitely reinvested under APB opinion No. 23, “Accounting for Income Taxes — Special Areas,” and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to Hurray! Holding Co., Ltd.. The PRC tax authorities have also clarified that distributions made out of retained earnings accumulated prior to January 1, 2008 are not subject to the withholding tax.
LEGAL RISKS RELATED TO WIRELESS AND INTERNET SERVICES
The telecommunication laws and regulations in China are evolving and subject to interpretation and will likely change in the future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties.
Although our 2G and 2.5G services are subject to general regulations regarding telecommunication services, specific laws at the national level governing WVAS, such as our services related to short messaging service (“SMS”) and WAP, have only been issued recently. The interpretation and application of newly issued Chinese laws and regulations and the possibility of new laws or regulations being adopted have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese companies providing 2G and 2.5G services, including our affiliated Chinese entities. Many providers of 2G and 2.5G services have obtained various value-added telecommunication services licenses.

Certain of our affiliated Chinese entities, Hurray! Solutions, Beijing Palmsky, Beijing Network, Hengji Weiye, Beijing Hutong, Shanghai Magma, Shanghai Saiyu, and Henan Yinshan, have been granted an inter-provincial value-added telecommunication license by the MII that permits it to conduct inter-provincial operations. Our affiliated Chinese entity, WVAS Solutions, has been granted a value-added telecommunication service license issued by the local Beijing Municipal Telecommunications Administration Bureau. This license may not be sufficient to authorize WVAS Solutions to provide value-added telecommunication services on an inter-provincial basis. We cannot be certain that any local or national value-added telecommunication license requirements will not conflict with one another or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of this category of service, due to the lack of a comprehensive body of laws and regulations governing our 2G and 2.5G services. It is also possible that new national legislation might be adopted to regulate such services.
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
In particular, regulatory and policy changes by MII and the telecom operators can be unpredictable and have caused operating channels to become increasingly unavailable for marketing and promotion. As a result, we have diversified our marketing and promotion channels and developed direct media advertising, Internet marketing alliances, handset vendor partnerships, as well as offline channels such as record stores and convenient stores. These new marketing and promotion methods can be costly and may not be entirely effective in developing new business, which in turn, may adversely affect our customer base and revenues.
RISKS RELATED TO DOING BUSINESS IN CHINA
A slowdown in the Chinese economy may slow down our growth and profitability.
The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any slowdown will not have a negative effect on our business. The Chinese government has, in the past, used macroeconomic tools and regulations to slow the rate of growth of the Chinese economy and may take similar measures in the future, the results of which are difficult to predict. The Chinese economy overall affects our profitability as expenditures for wireless value-added and music content services may decrease due to slowing domestic demand. More specifically, increased penetration of WVAS in the less economically developed central and western provinces of China will depend on their achieving certain income levels so that mobile handsets and related services become affordable to a significant portion of the population. Moreover, sales of music content are substantially dependent on the level of discretionary consumer spending in China.
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
Restrictions on currency exchange may limit our ability to receive and use our cash resources effectively.
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
The PRC government also imposes controls on the convertibility of foreign currencies into Renminbi and, in certain cases, the remittance of foreign currency into China. Under existing PRC foreign exchange regulations, approval from appropriate government authorities is required where foreign currency is to be converted into Renminbi and remitted into China to pay capital expenses, such as payments denominated in Renminbi for acquisitions. Shortages in the availability of Renminbi may limit the ability of our PRC subsidiaries and affiliates to remit sufficient Renminbi to fund our business activities including future acquisitions in China. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi and foreign currencies, especially with respect to foreign exchange transactions.

The value of our ordinary shares and ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi.
The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the U.S. dollar has fluctuated daily within a narrow band, but overall has appreciated significantly against the U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant fluctuation of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position and the price of our ordinary shares and ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ordinary shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiary in China would be reduced.
Item 4. Information On the Company
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
In April 2002, we established a new holding company, Hurray! Holding Co., Ltd. in the Cayman Islands. We currently conduct our business in China through our wholly owned subsidiary, Beijing Hurray! Times. To comply with ownership requirements under Chinese law which imposes certain restrictions on foreign companies from investing in certain industries such as value-added telecommunication and Internet services, we have entered into a series of agreements with our ten affiliated Chinese entities and their respective shareholders. We hold no ownership interest in any such affiliated Chinese entities. See Item 7.B. “Related Party Transactions,” and Item 4.C. “Information About the Company — Organizational Structure.”
As part of our strategy to enhance our growth through opportunistic acquisitions and strategic investments and streamline our business focus through certain divestments, we have completed the following in the past year:
•	In April 2007, we acquired Shanghai Saiyu, which provides WAP, multimedia messaging service (“MMS”), IVR and SMS services on the China Mobile network throughout China, in exchange for $3.2 million in cash.
•	In April 2007, we completed our acquisition of a 30% equity interest in New Run, which is a leading record label in China. We paid a total of $2.45 million in cash for such interest, which consideration is subject to adjustments based on the financial performance of New Run’s business in the one-year period following the closing of the acquisition.
•	In April 2007, Freeland Music acquired a 51% equity interest in Fly Songs, a well known performance and concert promotion company in Beijing, in exchange for $0.2 million in cash. Our management believes that Fly Songs has established key relationships with leading domestic and international music companies and music industry participants, which has enabled it to organize various concerts and performances for leading artists. In November 2007, for example, Fly Songs organized the financially successful “The Year of Jacky Cheung World Tour 2007” in Mianyang, a city located in Sichuan Province, China.
•	In June 2007, we completed our acquisition of a 65% equity interest in Secular Bird, which is a record label in China. We paid a total of $0.4 million in cash for this interest, which is subject to adjustments based on the financial performance of Secular Bird during the one-year period following the closing of the acquisition.
•	In April 2007, we acquired Henan Yinshan, which provides SMS services through China Mobile and China Unicom, in exchange for $0.9 million in cash.

•	In 2007, we signed an agreement to sell our software and systems integration (“SSI”) business unit, Hurray! Times Communications (Beijing) Co., Ltd. (“ Hurray! Times Communications”), to a subsidiary of Taiwan Mobile, a leading telecomunications service provider in Taiwan. With this sale we were able to focus on our music and other entertainment services. We disposed the SSI business unit on August 1, 2007, when Taiwan Mobile assumed control over the management and assumed the risks of this business. The consideration we are to receive for the sale is approximately $4.8 million, of which a certain amount is contingent upon the collection of accounts receivable of SSI business outstanding as of August 1, 2008.
•	In November 2007, we announced the signing of an agreement to merge with Enlight Media Ltd., a private entertainment content and distribution company in China, in an all stock transaction. That agreement was subsequently terminated in March 2008 due to a divergence in business strategies and a mutual determination that a combination would not be in our mutual interests.
B. Business Overview
Introduction
We are a leading online distributor of music and music-related products such as ringtones, ringbacktones (“RBT”), and truetones to mobile users in China through the full range of WVAS platforms over mobile networks and through the Internet. Our company also provides a wide range of other WVAS to mobile users in China, including games, pictures and animation, community, and other media and entertainment services. We are also a leader in artist development, music production and offline distribution in China through our affiliated music companies Huayi Brothers Music, Freeland Music, New Run, Secular Bird and Fly Songs.
Traditionally, we focused on marketing directly through mobile operator’s provided services such as SMS and WAP. Due to regulatory and policy changes by the MII and the telecom operators, operator channels have become increasingly unavailable and subject to sudden changes in policies by the telecom operators. Since 2005, we have diversified our marketing and promotion channels and developed direct media advertising, Internet marketing alliances; and handset vendor partnerships, as well as offline channels such as record stores and convenient stores.
We have restructured our business into four main business lines in an effort to better align our corporate strategies and objectives. The four major business lines are WVAS, E-Marketing, Offline Channel and Digital Media. Since we only began offering our E-Marketing services in early 2008 and our Offline Channel business line is still under development, both lines of business are included under our WVAS segment in our financial statements included in this annual report. The business line of Digital Media is under the segment of Recorded Music in our financial statements included in this annual report.
Our WVAS Services
We derive most of our revenues from WVAS, which includes 2G services such as SMS, IVR and RBT, and 2.5G services such as WAP, MMS, and Java™.
Our WVAS business line consists mainly of the following product lines:
SMS Services. SMS is the largest and most mature wireless value-added service in China. It is the most basic form of mobile messaging service and is supported by substantially all mobile phone models currently sold. We have focused our activities in SMS on our strongest core services to maximize our revenues. These core services include chat and other community services, interactive television entertainment, quizzes and games. Users can purchase our SMS services through the networks of China Mobile and China Unicom by responding to our broadcast messages advertising our services, or sending us a request via SMS using a specific code.
IVR Services. IVR services are available on the networks of China Mobile, China Unicom, China Telecom and China Netcom, and include chat services whereby users can chat with each other live over their mobile handsets in wireless public chat rooms. We believe this service is attractive to young mobile users in China as a cost-effective way to speak with their friends and to make new friends, although it may be less useful for business purposes because conversations in these chat rooms are open to anyone. Users can also utilize our IVR services to access music, greetings from famous Chinese celebrities, jokes and serial stories, such as detective stories, from their mobile phones or send this content to the mobile phones of their friends or others.
RBT Services. We offer RBT services on the networks of China Mobile, China Unicom and China Telecom. RBT services allow a mobile phone user to customize the ringtone that callers hear when calling the user’s mobile phone. We offer a variety of entertaining content including pre-recorded messages, movie dialogues and soundtracks and a wide range of classical and popular music. RBT services are currently available on all 2G mobile phones. They are also one of the most effective platforms for mobile music products, which have become one of our strategic focuses. Accordingly, we believe that they present significant growth potential.

WAP Services. We offer our WAP services through China Mobile’s and China Unicom’s networks. WAP allows users to browse content on their mobile phones so that users can request and receive information in a manner similar to accessing information on Internet web sites through personal computers. The majority of our 2.5G services are WAP services and include ringtone downloads, picture downloads, community services, games, pop culture, news and finance and personal information management services.
MMS Services. We offer MMS services on China Mobile’s and China Unicom’s networks. MMS is a messaging service that allows multimedia content such as ringtones and pictures to be transmitted in a single message, compared to simple text via SMS. MMS can be downloaded on many 2.5G mobile phones in China, and is an effective way for mobile users to send and receive messages that contain sizeable multimedia content such as ringtones, pictures and animation.
Java™ Games. We offer a range of in-house developed games based on the Java™ platform, which offers an effective way to create sophisticated 2.5G games. In April 2004, we launched our first Java™ game through China Mobile’s WAP portal. Our affiliated Chinese entity, Shanghai Magma, is a top tier Java™ game developer and publisher in China with over 200 titles of Java™ games and a large pipeline of new games under development. We anticipate that the popularity of Java™ games will accelerate in the next several years, especially after the launch of 3G services. In 2007, we launched 53 new titles on China Mobile’s game portal, including “Speed Race Go-Kart,” “Magma Millionaire Shanghai Tour,” and “Extreme Speed.”
Our E-Marketing Services
Beginning in January, 2008, we began providing customized Internet and mobile phone solutions and support to assist businesses and governmental institutions in interacting with, managing, and marketing to their target customers and constituents through the Internet. Such services include performance-based Internet and mobile phone advertising solutions, search, corporate email, Internet and mobile phone customer relations management, interactive sales, classified marketing, e-advertising and product marketing. We assist our clients in identifying a targeted customer or user base, devise a customized Internet and mobile phone based strategies for reaching that base and implement such strategies by drawing upon our knowledge of internet and mobile phone technologies, internally developed Internet applications and existing relationships with various Internet based distribution and on-line marketing channels.
Our Offline Channel Business
Our offline channel business line is a new business and strategic initiative that we are undertaking with the aim of further expanding the methods by which our customers can directly access our products, such as our digital music, games, pictures, and other interactive media and entertainment services. Through our offline channel business, we have internally developed distribution software which will enable mobile phone users to download various digital entertainment services through offline channels, such as record stores and convenience stores. Our offline channel business will enable us to sell our products without relying on the telecom operators for delivery, billing and collection. Furthermore, this business line will not be regulated by the policies and guidelines of the telecom operators or subject to their fees. We believe this strategic initiative is an important part of our efforts to continue growing our WVAS business over the long term. Our offline channel business is currently under development.
Our Digital Media Business
The music industry in China has suffered from serious piracy issues for many years. Our management estimates that for every dollar of copyrighted CD sales, there are approximately ten dollars of pirated CD sales in China. Consequently, the industry is relatively small and fragmented, with over one hundred record companies of various sizes in China. Our management further estimates that major international record companies such as Warner Music, Universal, EMI and Sony BMG account for approximately 30% of the market in China in terms of revenues in recent years, approximately one dozen Hong Kong- and Taiwan- based independent labels such as Empire International, Rock Music, Linfair, H.I.M and Ocean Butterfly account for approximately 20% of the market, six top tier domestic independent labels such as Taihe Rye, Huayi Brothers Music, the Freeland Group, Zhushu and New Run account for approximately 20% of the market, and approximately eighty second or third tier domestic independent labels account for the remaining 30% of the market. Due to piracy issues, record companies in China have traditionally relied on revenues not only from CD sales, but also from concert tours and corporate sponsorship.
Record companies in China began in 2005 to experience a rapid increase in revenues from sales of digital and mobile music rights to wireless value-added service providers (such as our company) and Internet music website operators. This music content can be used in such services as ringtones, RBT, and truetone downloads and playbacks over mobile and Internet platforms. To capture more of this market opportunity, many record companies in China are increasingly focused on building their wireless and Internet distribution channels, including by offering their own WVAS or working directly with telecom operators.

Because music-related products are representing an increasingly significant portion of our total WVAS revenues and we have been licensing more and more music rights from record companies in China, we determined to become the first wireless value-added service provider to make a significant upstream investment in the music business by acquiring controlling or significant stakes in top tier local independent record companies in China. We have acquired a number of music companies with diverse and complementary strengths. For example, Freeland Music is a pioneer in China in developing Internet-based singing talent and distributing their music through offline CD distribution as well as through Internet and mobile distribution. Huayi Brothers Music is well known in China for music production. New Run is well known for finding and developing new artists and music in China. Secular Bird has a relatively short history but has been successful in identifying and developing promising artists and producing top hit music. Our newest acquisition, Fly Songs, is well known for organizing various concerts and performances for top artists.
The acquisition of local independent record labels is an important part of our strategy to focus on building digital and mobile music production and distribution expertise and capabilities. We further estimate that Hurray! Digital Media accounts for approximately 15% of the market in China among domestic competitors in terms of revenues following our acquisition of equity interests in such first tier domestic music companies.
Network Service Agreements with Telecom Operators
General
China Mobile and China Unicom are the predominant telecom operators. Given their market presence, our negotiating leverage with these telecom operators is limited, and our business is dependent on maintaining our relationships with them. See Item 3. “Risk Factors — Risks Related to Our Company— We depend on China Mobile, China Unicom and China Telecom, three of the four major telecommunications network operators in China, for the major portion of our revenue, and any loss or deterioration of our relationship with China Mobile, China Unicom and China Telecom, due to expected government imposed restructurings or otherwise, may result in severe disruptions to our business operations and the loss of a major portion of our revenue” and “— The termination or alteration of our various agreements with China Unicom, China Mobile and their provincial affiliates would materially and adversely impact our revenue and profitability.” Our affiliated Chinese entities have entered into network service agreements with the national and certain provincial offices of China Mobile and China Unicom to offer our various services through their networks. More recently, our affiliated Chinese entities have also entered into various agreements with China Telecom and China Netcom for the provision of certain of our services over their limited mobility networks in China. Each of these agreements with each mobile operator covers a specific geographic area and/or service type without overlaps.
For 2007, we derived approximately 60%, 26%, 10% and 1% of our total revenues from customers through China Mobile, China Unicom, China Telecom and China Netcom, respectively.
The following is a summary of the material features of our contractual relationships with China Mobile, China Unicom and China Telecom, the telecom operators from whom we derive most of our WVAS revenues.
Fee Arrangements and Other Payment Considerations
Our network service agreements with China Mobile permit China Mobile to deduct a service fee ranging from 9% to 30%, varying from province to province, from the amounts China Mobile receives from customers for our services. China Mobile relies solely on its records for calculating the amounts of these service fees. We also pay China Mobile a network fee to the extent that the number of SMS messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us. The network fee is on average RMB0.05 ($0.006) per message. In some provinces, the amount of network fees may vary according to the volume of the net balance of such incoming and outgoing messages.
Our network service agreements with China Unicom provide that China Unicom directly bill customers who use our services and, for collecting these fees and for their network services, deduct a service fee from the aggregate amounts paid by customers for our services. These service fees range from 12% to 50% of gross revenue for amounts received by provincial operators of China Unicom and vary from province to province. If there is a discrepancy between our billing records and China Unicom’s billing records and the discrepancy is 5% or less of total amounts billable to our customers, the calculation of service fees is based on China Unicom’s billing records. If the discrepancy exceeds 5%, the agreements provide that we and China Unicom reconcile our records to address the discrepancy.
Our network service agreements with China Telecom permit it to deduct a service fee between 15% to 50% of gross revenue, depending on the type of service, from the amounts it receives from customers for our services.

Obligations with Respect to Our Services
We must obtain the approval of China Unicom, China Mobile, or China Telecom for our services and their pricing before these services can be offered on their network. Our contracts with China Mobile, China Unicom and China Telecom vary in the specific obligations they impose, but they generally require, among other things, that the telecom operators maintain records regarding transmission and billing matters, collect fees from their customers and remit amounts owed to us and notify us of any customer complaints unrelated to network problems. In turn, we must provide prompt customer support, handle any complaints which are unrelated to the operator’s network and ensure that our content complies with applicable laws and regulations and the policies of the operators and that we have appropriate licenses. For some contracts, we must satisfy operational or financial performance criteria which are established by the mobile operator and modified from time to time.
Term and Termination and Other Material Provisions
The term of our contracts with China Mobile, China Unicom, and China Telecom is generally one or two years. We typically renew these contracts or enter into new ones when the prior contracts expire, but on occasion, the renewal or new contract can be delayed by periods of one month or more. The agreements can also be terminated in advance for a variety of reasons which vary among the individual contracts with the operators, including, for example, when we breach our obligations under the contract, a high number of customer complaints are made about our services or we cannot satisfy the operational or financial performance criteria established by the applicable operator.
Generally, our contracts with the telecom operators are silent on the arrangements relating to payment from the operators in the event such contracts are not renewed. Payment and billing disputes, if any, will therefore be resolved in accordance with the provision in the contracts that the parties resolve disagreements through amicable negotiation (where such provision survives the termination of the respective agreements) or through court proceedings if amicable resolution cannot be reached.
Music Copyright Agreement with Telecom Operators and Service Providers
General
Our affiliated music companies have entered into music copyright agreements with the national and certain provincial offices of certain telecom operators, as well as various domestic service providers such as Kongzhong, Sina and Sohu, to authorize telecom operators and service providers to use music copyrights of our affiliated music companies and distribute music from our artists through the portals, websites or platforms of the various telecom operators and service providers to allow end users to download the music. The following is a summary of the material features of our contractual relationships with the national and certain provincial offices of telecom operators and service providers.
Fee Arrangements
Our music copyright agreements with telecom operators and service providers are usually copyright purchase and use authorization agreements. Telecom operators and service providers will pay service fees ranging from 50% to 60% of gross revenue for amounts received by distributing the music through their network. In some agreements, the amount of service fees may vary according to the popularity and commercial success of a music product and other various tangible and intangible factors.
Term and Termination and Other Material Provisions
The terms of our music copyright agreements with telecom operators and service providers are generally one or two years. We typically renew these contracts or enter into new ones when the prior contracts expire, but on occasion, the renewal or new contract can be delayed by periods of one month or more. The agreements can also be terminated in advance for a variety of reasons which vary among the individual agreements, including, for example, when certain obligations are breached under the agreements.
Payment and billing disputes are resolved in accordance with the provision in the agreements that the parties resolve disagreements through amicable negotiation or through court proceedings if amicable resolution cannot be reached.

Product and Content Development
Wireless Value-Added Services
We develop most of our content and applications for WVAS in-house through our approximately 100-member product development team. Our product development team focuses primarily on developing new services such as WAP services and Java™ games, as well as developing 3G-compatible services.
In addition to in-house developed content, we also acquire rights to certain copyrighted content such as music, pictures, games, news and other information from a large number of content providers such as record companies, traditional media companies and original providers of news and information services. With the exception of music, content from international and domestic content providers has not contributed a significant portion of our 2G and 2.5G services revenues to date, and we do not expect it to do so for the foreseeable future. Nonetheless, we will continue to seek out content relationships with leading international and domestic content providers to further increase the variety of our services. Under our agreements with these content providers, we pay them a fixed licensing fee or a percentage of the revenue for our services, which we receive from the telecom operators after deducting service and network fees. For most of our agreements, the content providers receive 40% of such net amount, but in a few cases the providers receive between 40% and 50%.
We license music rights from international record companies such as Universal Music and from domestic record companies such as Taihe Rye and Ocean Butterfly. In addition, some music content that we use in our services is provided by our affiliated music companies.
Music Production and Concert Promotion
We engage in music production through our affiliated music companies, Freeland Music, Huayi Brothers Music, New Run and Secular Bird. These companies are domestic record labels with an aggregate of approximately 173 employees specializing in artist development, music production and music distribution. In addition, Freeland Music, Huayi Brothers Music, New Run and Secular Bird currently have a total of 50 artists under contract.
Our affiliated music companies are pioneers in developing music artists and producing and distributing their songs in China. Together, their portfolio of artists includes some of the most popular singers in China, such as Xiangxiang from Freeland Music, Jane Zhang and Kun Yang from Huayi Brothers, Nan He Wen Dou from New Run, and Jing Han from Secular Bird. Many songs produced by our affiliated music companies are top hits in ringtones, ringbacktones and digital downloads on mobile phones and the Internet in China as measured by the number of downloads on both China Mobile’s music portal and the music search platform of Baidu.com, Inc., an online search platform in China. For example, “If This Love Continues” (Ru Guo Ai Xia Qu) by Jane Zhang, “White Fox” (Bai Hu) by Rui Chen, as well as “Autumn Is Not Coming Back” (Qiu Tian Bu Hui Lai) by Qiang Wang were among the most popular songs on those services when they were released.
Many songs and albums produced by our affiliated music companies have also been honored in various music award ceremonies in Asia. For example “This Love” (Zhe Gai Si De Ai) by Jane Zhang was named a “Top 10 Golden Song” by the 2007 Hong Kong TVB8 Annual Awards and “Under the Starlight of Van Gogh” (Zai Fan Gao De Xing Kong Xia) by Wenjie Shang was named “Best Album of The Year” by Beijing Youth Weekly Magazine (BQ) in December 2007.
In addition, Hurray! partnered with the Internet Society of China and successfully launched the “Passion for Internet” Theme Song at a charity event in January, 2008 dedicated to promoting the popularization of Internet usage in certain economically disadvantaged areas in western China. This charity event was the first of its kind for the Chinese Internet industry. Our senior management and artists participated in the charity alongside the senior management of well-known Chinese web portal companies, such as Tencent, Sina, Sohu and Shanda, generating substantial exposure for our company and our artists.
Pursuant to certain contractual arrangements, Hurray! Digital Media has the exclusive right to license and distribute via digital channels, including wireless and Internet-based platforms, all music content of Freeland Music worldwide and all music content of Huayi Brothers Music, New Run and Secular Bird in mainland China. We have also agreed to allow Freeland Music, Huayi Brothers Music, New Run and Secular Bird to directly distribute their respective music content via digital channels, in order to maximize the value of our affiliated music companies’ record labels.
If Hurray! Digital Media licenses the music content of our affiliated music companies to any other third party, then our affiliated music companies are entitled to receive a license fee from Hurray! Digital Media, which is equal to the amounts paid by the third party to Hurray! Digital Media, less any taxes payable on such amount by Hurray! Digital Media and a 10% to 20% service fee which Hurray! Digital Media retains.

In addition, Freeland Music has entered into an agreement with the affiliates of the Freeland Group pursuant to which such affiliates have the exclusive right to publish and sell music tapes, records and CDs of Freeland Music in mainland China. The price paid by the affiliates of the Freeland Group is determined by Freeland Music, unless the affiliates disagree with such price in which case the price will be highest retail price for the products obtainable in the market. The Freeland Group affiliates have the right to determine the prices at which they sell the products to their customers, but they are required to provide Freeland Music information regarding sales prices, customer data and other sales related information. Huayi Brothers Music, New Run and Secular Bird handle the off-line distribution of their music content themselves.
Our affiliated music companies enter into contracts with their artists which generally provide that the companies produce and publish a minimum number of albums and that the artist agree to certain advertising, promotional and public performance activities.
In April 2007, Freeland Music acquired a 51% equity interest in Fly Songs, a well known performance and concert promotion company in Beijing.
Sales and Marketing
Wireless Value-Added Services
We market and promote our WVAS and music-related products online and offline through channels controlled by the telecom operators in China as well as through non-operator channels such as direct media advertising, Internet marketing alliances, and handset vendor partnerships. We also sell and market our services through offline channels such as retail chains, convenience stores, newsstands, and large consumer goods outlets.
In addition, maintaining and expanding our relationships with China Mobile, China Unicom, China Telecom and China Netcom is central to our sales and marketing activities. Our management team utilizes its extensive experience in China to develop close ties with the key personnel of the telecom operators at the central and provincial levels. As of December 31, 2007, we had 63 sales and marketing professionals strategically located in 25 provinces and municipalities concentrated in the eastern and southern regions of China to work closely with the telecom operators at the provincial level, where pricing and important marketing and operational decisions are made. Our sales and marketing professionals also oversee our sales and marketing activities, which are conducted separately from the telecom operators. These highly motivated professionals, whose bonuses are tied to the revenues each member generates and collects, are supervised by eight regional centers which each have their own sales, marketing, operations and customer service personnel to provide prompt and responsive service to users and telecom operators.
Online Sales and Marketing
Our online sales and marketing activities include:
•	Internet Marketing Alliances. We began creating Internet marketing alliances in 2005. Through these alliances, we work with tens of thousands of small, niche or vertical websites in China to market, promote and distribute our WVAS products and content, particularly our music-related products, to Internet and mobile users. We share a portion of the revenues generated with the operators of these websites when their users access to our website and subscribe for our services.
•	Handset Manufacturers Partnerships. Starting in 2005, we began partnering with major handset manufacturers to embed our services and service links into mobile handsets, which enables mobile users to directly access our services without having to go through the service portals operated by the telecom operators. We work with major global and domestic handset manufacturers such as Motorola, Sony Ericsson, LG, Legend, TCL and Konka.
•	Bundling of Products. We bundle certain of our products, primarily 2.5G products, together for a single fixed fee that is lower than what would be payable if the user had ordered those products separately. We often use bundled products together with a free trial period to attract new users by giving them a free or low-cost 2.5G experience. We also use bundled products to attract users that are price sensitive. In addition, bundling can be an effective way to maintain user interest in our services because they can choose from a number of services without incurring additional incremental cost and also to expose users to the wide range of quality services that we offer. Because the content coverage and product quality of individual products are better than those of the bundled products, we have not experienced migration of high-use customers from individual services to the bundled products.
•	Cross-selling. We cross-sell among our various 2G and 2.5G services. Specific cross-selling activities include placing a tool bar on the first page of all our games. This enables users to easily try our other games without needing to return to the main China Unicom WAP portal, as well as promoting our website to potential users as a fun, easy-to-access place to learn about and request our wireless content and applications. We also focus on cross-selling to users of our 2G services to migrate them to our subscription-based, premium 2.5G services.

Offline Sales and Marketing
We also focus on offline sales and marketing activities, such as:
•	Direct Advertising. Starting in 2005, we began to increase our spending on direct advertising in print, radio and TV media to market and promote our WVAS and music-related products. We believe that direct advertising is one of the most effective ways to market and promote our services to mobile users.
•	Promotional Events. We maintain important marketing relationships with China Mobile and China Unicom, through which a major portion of our services is provided. We host promotional events throughout China featuring our pop singers or latest releases with the telecom operators. At these events, we create brand awareness by interacting with consumers to educate them about our mobile music services. In addition, our promotion of our innovative services, such as our “mobile novels” which feature various popular PRC titles in electronic format that are delivered to the mobile phones of subscribers in installments, which service we believe was the first of its kind in China, has resulted in significant media attention.
•	Sales Co-promotion. We also focus on expanding our sales channels by developing integrated sales campaigns with traditional media companies and multinational corporations such as R.A. Baileys & Co., a beverage company best known for its liqueur, Bailey’s Irish Cream.
•	Retail Promotion. We have also entered into partnerships with retailers of mobile handsets in some provinces, whereby the retailers’ sales staff introduces our services to buyers of new handsets and offers them a free trial. In some cases, we share the revenues generated through such promotions with the retailer.
Our Music Business
Record companies in China have traditionally generated revenues from offline CD distribution, concert tours and corporate sponsorship. Starting in 2005, record companies began to see rapid growth of a new revenue stream: music rights sales to Internet and WVAS providers for music-related products such as ringtones, ringbacktones, and MP3-quality truetone downloads or playbacks. In addition to marketing campaigns associated with major album or song releases, our affiliated music companies, Freeland Music, Huayi Brothers Music, New Run and Secular Bird, focus their sales and marketing activities in the following four areas:
•	Online and mobile distribution. Our affiliated music companies have built dedicated teams to focus on licensing music rights to Internet and mobile services providers. Such licensing agreements typically involve an upfront minimum license fee, plus royalties paid to the record companies by the services provider based on usage. With the recent significant growth in the distribution of music via the Internet and WVAS and the increased attention by the Chinese government and business community to intellectual property protection, we believe that this new sales channel represents the largest growth potential for our affiliated music companies.
•	Concert tours. Record companies routinely organize concert tours from time to time for their major artists, either independently or together with partners or corporate sponsors. This is not only an effective way to raise the profile of our artists nationwide, but also to generate revenues from concert ticket sales and corporate sponsorship. We believe that we have enhanced our capacity to organize concert tours through our acquisition of Fly Songs, a well known performance and concert promotion company in Beijing that has successfully organized various concerts and performances for leading artists including the “The Year of Jacky Cheung World Tour 2007.”
•	Corporate sponsorship. Frequently, the artists of our affiliated music companies appear in commercial advertising or serve as corporate image ambassadors on behalf of consumer products and services companies. Our affiliated music companies proactively seek out such opportunities to promote our artists and generate revenues from such corporate sponsorship.
•	Offline CD distribution. Upon launching a new album, our affiliated music companies will distribute the album in CD format through traditional offline channels, which primarily consists of the tens of thousands of retail stores in China specializing in audio and video media products. As is customary in the industry, our affiliated music companies enter into distribution agreements with major offline distributors or retail chains. Such agreements typically include an upfront minimum license fee, plus royalties paid to the record companies based on sales. Offline CD distribution channels in China have been seriously affected, however, by piracy issues, and we believe that only a small portion of all CD sales in China are from copyrighted sales which generate royalty payments for the record companies.

Customer Service
We work to provide high quality customer service. This is an important factor for maintaining our relationships with the telecom operators in China as discussed above in “— Network Service Agreements with Operators.” Our dedicated customer service center in Beijing provides our users real-time support and employed 33 customer service representatives as of December 31, 2007. We strive to achieve the fastest response times and highest customer satisfaction levels in the industry. Our centralized customer service center is supported by our local customer service teams located in our four regional offices. We also maintain a dedicated billing and collection center, which works with the various offices of the telecom operators to ensure that we receive the correct fees for our services provided over their networks.
Infrastructure and Technology
We have developed a reliable, flexible and scalable platform with open and adaptive technology through which we:
•	develop and deliver our 2G and 2.5G services which are provided through networks of China Mobile, China Unicom, China Telecom and China Netcom, and

•	maintain our internal billing and transmission records.
Our platform supports multiple protocols, networks and billing solutions, with high scalability, load balancing, intelligent session management, and performance measurement. It also allows us to monitor our services and their delivery to the telecom operators’ networks on a real-time basis, which allows us to optimize the efficiency of our system and quickly address any problems. The platform is equipped with an open application interface for rapid connectivity by third party content providers and access to multiple channels for SMS, IVR, RBT, WAP, MMS, Java™ and Web connectivity.
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
Competition
Wireless Value-Added Services
The market for WVAS in China is highly fragmented with more than 1,000 service providers. Wireless service providers in China can be principally categorized into four groups. The first group is comprised of companies like ours, which focus primarily or entirely on this market and offer a wide range of 2G and/or 2.5G services. These include companies such as Tom Online, KongZhong, and Linktone. This group of competitors is generally characterized by strong market knowledge and, in some cases, well developed relationships with the telecom operators on a provincial and national basis. Companies in this category also tend to focus on entertainment-related services.
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
The fourth group is comprised of the telecom operators. In 2006, China Mobile began operating its own music WAP portal and procuring music content direct from music companies. This development has made China Mobile a competitor for offering music content through WAP services. Some of this competitive effect, however, has been mitigated by the fact that China Mobile has purchased music from our affiliated music companies. China Mobile also began the practice of only including links to its own WVAS offerings on the embedded menus of mobile handsets with customized software for China Mobile users while excluding links to products from third party WVAS service providers like us. Such practices have adversely affected our revenues. Our business would likely be adversely affected if the telecom operators decide to directly provide additional WVAS to mobile phone users, which compete with our services. In that case, we would not only face enhanced competition, but could be partially or completely denied access to the networks of these telecom operators which would adversely affect our revenue from WVAS.

Our Music Business
In our music business, we face significant competition from two groups of competitors. The first group includes traditional record companies, which are extending downstream to establish their own WVAS or Internet services companies in China. These companies include international record companies such as Warner Music, Universal, EMI and Sony BMG and independent labels based in Hong Kong, Taiwan, and mainland China such as Taihe Rye, Rock Music, Ocean Butterfly, and Zhushu. In comparison to our affiliated music companies, many of these competitors have longer operating histories in China and have accumulated larger libraries of songs and pools of popular artists. They also generally have more experience, expertise, resources and management capacity than us in the artist development and music production field.
The second group of competitors includes WVAS providers such as Rock Mobile, a subsidiary of Rock Music, and A8, which have recently focused on music-related products and extended upstream to establish their own music production businesses in China. We believe that both Rock Mobile and A8 have recently acquired additional capital to accelerate the implementation of their music strategies, and may pose a significant competitive challenge to us in the long-run.
Government Regulation
The following is a summary of the principal governmental laws and regulations that are or may be applicable to companies such as ours in China. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws, particularly with regard to 2G and 2.5G services, which is an emerging industry in China. For a description of the regulatory risks related to our business, please see “Risk Factors — Legal Risks Related to Wireless and Internet Services — The telecommunication laws and regulations in China are evolving and subject to interpretation and will likely change in the future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties;” “— Legal Risks Related to Wireless and Internet Services — The regulation of Internet website operators is also new and subject to interpretation in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations;” and “— Risks Related to Our Company — Additional Risks Related to Our Company — Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations, which could adversely affect our ability to operate our business effectively or at all.”
Regulation of Telecommunication Services
The telecommunications industry, including certain 2G and 2.5G services, is highly regulated in China. Regulations issued or implemented by the State Council of China, the MII and other relevant government authorities cover many aspects of telecommunications network operation, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.
The principal regulations governing the telecommunication services we provide in China include:
•	Telecommunications Regulations (2000), or the Telecom Regulations, and the Administrative Measures for Telecommunications Business Operating License (2002), or the Telecom License Measures. The Telecom Regulations categorize all telecommunication services businesses in China as either infrastructure telecommunication services businesses or value-added telecommunication services businesses. The latter category includes WAP, SMS and other 2G and 2.5G services. Under the Telecom Regulations, certain services, including online data processing and transaction processing, call centers and Internet access, are classified as being of a value-added nature and require a commercial mobile operator to obtain an operating license in order to provide such services. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China. Under the Telecom License Measures, an approved value-added telecommunication services provider must conduct its business in accordance with the specifications recorded on its value-added telecommunication services operating license. Certain of our affiliates, Hurray! Solutions, Beijing Palmsky, Beijing Network, Beijing Hengji Weiye, Beijing Hutong, Shanghai Magma, Shanghai Saiyu and Henan Yinshan, have been granted an inter-provincial value-added telecommunication services operating license for mobile information services (excluding fixed line information and Internet information services) by the MII that permits it to conduct nation-wide operations. Our affiliate, WVAS Solutions, has been granted a value-added telecommunication services operating license issued by the local Beijing Municipal Telecommunications Administration Bureau. This license may not be sufficient to authorize WVAS Solutions to provide value-added telecommunication services on a national basis.

•	Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2002), or the FI Telecom Regulations. The FI Telecom Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecom enterprise. Under the FI Telecom Regulations, a foreign entity is prohibited from owning more than 50% of the total equity in any value-added telecommunication services business in China. To comply with these restrictions, we have entered into a series of agreements with each of our affiliated Chinese entities and their respective shareholders. We hold no ownership interest in any such affiliated Chinese entities.

•	Notice on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services (2006). Under this notice, an operating company holding a value-added telecommunications license (and not its shareholders) must own all related Internet domain names and registered trademarks. In addition, such company’s business site and equipment should comply with its approved licenses, and the company should establish and audit its internal Internet and information security policies and standards and emergency management procedures.

•	Notice Concerning Short Message Services (2004), Under this Notice, telecom operators may only cooperate with licensed information service providers for SMS. This Notice sets forth requirements for provision of SMS by information service providers with respect to pricing, content and method of service provision. Certain types of SMS require customer’s explicit confirmation on acceptance of charges before such services could be billed for. This Notice also sets forth a high standard for customer services provided by information service providers and requires the service providers to provide an easy and clear cancellation mechanism for their customers to cancel subscribed services.

•	Notice Concerning the Pricing and Billing of Mobile Information Services (2006). Under this notice, the pricing and billing of WVAS must be accurate, clear and fair. In addition, a wireless value-added service provider cannot charge a customer unless the customer responds to two customer requests, and it must maintain detailed invoices for each customer for more than five months. In turn, the telecom operators are required to first deal with customer complaints, requests for refunds and related matters.

•	Notice Concerning the Billing of Telecommunications Services (2007). Under this notice, no telecommunication enterprise may activate any service or function directly connected to their platforms, such as call reminder and voice inbox functions, unless the customer affirmatively consents to subscribing to them. For any free trial service subscribed by the mobile phone user, upon expiration of the free trial period, service providers may not charge the mobile phone user any fee for such service or function until the user re-confirms that it wishes to continue such service or function. When a customer calls the customer support line of a service provider, the service provider is prohibited from charging the customer a fee for such call unless the customer expressly confirms its consent to such charge regardless of whether automated or live support is provided. If automated support is provided, the customer is required to be furnished with pricing and billing information through a free voice notice.
In addition to regulations promulgated at the national level by the Chinese government, several provincial governments have issued provisional regulations requiring SMS service providers to obtain licenses from or register with Telecommunications Administration Bureau at the provincial level before providing SMS service within the province.
Regulation for Internet Publication. The State News and Publications Agency of the PRC, or the SNPA, is the government agency responsible for regulating publishing activities in China. On June 27, 2002, the MII and the SNPA jointly promulgated the Internet Publication Tentative Administrative Measures, or the Internet Publication Measures, which took effect on August 1, 2002. The Internet Publication Measures require Internet publishers to secure approval from the SNPA to conduct Internet publication activities. The term “Internet publication” is defined as an act of online dissemination where Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) which they then post on the Internet or transmit to users via the Internet for browsing, use or downloading by the public. We currently do not conduct any Internet publication business. The SNPA and the MII have not specified whether the approval required by the Internet Publishing Measures is applicable to the dissemination of works through SMS, WAP, Java™, IVR or other wireless technologies. If, in the future, the SNPA and the MII confirm that the Internet Publishing Measures apply to wireless value-added telecommunication services operators or issue new regulations or rules regulating publishing through SMS, WAP, Java™, IVR or other wireless technologies, we may need to apply for a license or permit from relevant governmental agencies in charge of publishing. We cannot assure you that such application would be approved by the relevant governmental agencies.
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

Regulation for Internet Games and Culture Activities. On May 10, 2003, the Ministry of Culture of the PRC, or the MCC, promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which came into effect as of July 1, 2003. Pursuant to the Internet Culture Measures, if an Internet content provider engages in “Internet culture activities,” which include, among other things, online dissemination of “Internet cultural products” such as gaming products, the provider is required to obtain a license for Internet Culture Business Operations from the MCC in accordance with the procedures set forth in the Internet Culture Measures. Hurray! Solutions and Beijing Hutong were granted such a license in August 2004 and December 2007, which license permits them to conduct an Internet games business.
Regulation of Music Production
The music industry, including the traditional record companies and the more recent digital music providers, is highly regulated in China. Laws and regulations issued or implemented by the NPC; the State Council of China; the National Copyright Administration of China, or the NCAC; the MCC, the MII; and other relevant government authorities cover many aspects of the industry, including entry into the market, scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.
The principal laws and regulations governing the music business in China include:
Copyrights. Under the PRC’s Copyright Law (1990), as revised in 2001, and its related Implementing Regulations (2002), creators of protected works enjoy personal and property rights with respect to publication, identification, alteration, reproduction, distribution, exhibition, performance, transmission, broadcasting and related activities. The term of a copyright is life plus 50 years for individual authors and 50 years for corporations. In consideration of the social benefits and costs of copyrights, China balances copyright protections with limitations that permit certain uses, such as for private study, research, personal entertainment and teaching, without compensation to the author or prior authorization. Section 2, “Performance,” and Section 3, “Phonogram,” of Chapter IV of the Copyright Law cover major aspects of our business related to both online and offline music distribution. These provisions grant performers and record production companies personal and property rights (neighboring rights), including the right to fair compensation for the use of originals or copies of their works. In addition, authors of lyrics and music composers have separate and independent rights with respect to any particular song. The term of the copyright is 50 years after the first performance or authorized publication.
In addition, arrangements for the compulsory collection of license fees and the allocation of such fees were standardized by two interim provisions in the NCAC’s Interim Provisions on Compulsory License of Performance and Phonogram (1993). In response to the changes posed by digital media, and in coordination with international treaties and agreements, the NPC took further action by amending the 1990 Copyright Law to specifically protect the online transmission of music (which is part of our music business). The newly added “digital” rights and responsibilities include a notice-and-takedown procedure for Internet service providers and certain anti-circumvention provisions. In combination, the Copyright Law, the Implementing Regulations, several administrative regulations and judicial interpretations constitute a relatively comprehensive legal framework for copyrights in China, although enforcement of such rights remains difficult. The Regulations on Protection of Information Network Transmission Right (July 1, 2006) stipulate that the digital transmission of copyrightable works by Internet or wireless means, including by making them available via interactive on-demand or similar services, is subject to the regulations described above. In addition, the Chinese National Standing Committee voted to enter into the framework of the World Intellectual Property Organization’s World Copyright Treaty and World Performance and Phonogram Treaty in 2006.
Certification and Licensing System. The music industry is administered by specific ministries or agencies in China. A set of rules and regulations has been established for nearly every aspect of the traditional music business, from market entry to daily operation. In particular, our distribution of music through traditional physical channels (e.g., retail stores or chain stores) requires a license under the Regulations of the Phonographic Products and the Measures on Wholesaling, Retailing and Renting of the Phonographic Products (2002), while distribution through digital means (e.g., Internet or wireless means) requires official approval or record-keeping of music and its permissible content transmitted within the PRC by MCC according to the Opinions on Regulation and Development of Music Transmitted via Network (2006). In addition, the Regulations on the Commercial Performance and its Implementing Provisions (2004) and Measures on the Professional Intermediaries (1998, revised) require professional performers and managers to obtain a license. The public performance of music also requires a license. These regulations are designed to enable the government to monitor the production, reproduction and publication of music, as well as the operations of record companies.
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
On January 26, 2005, the SAIC and the MII jointly promulgated a Circular Regarding the Prohibition of Advertisements for Voice Messages, SMS and other Information Services Which Contain Unhealthy Content, or the SMS Advertising Circular . The SMS Advertising Circular prohibits advertisement of information services with pornographic, obscene, superstitious and other unhealthy content, or advertisements that are misleading in pricing and payment terms of information services. The SMS Advertising Circular further provides that information service providers and advertising companies involved in the dissemination of advertisements for information services with pornographic, obscene, superstitious and other unhealthy content, or advertisements that are misleading in pricing and payment terms of information services will be subject to penalties by relevant authorities pursuant to PRC advertising regulations, and that information service providers providing unhealthy contents will be subject to administrative and other measures by telecommunications authorities, the public security authorities and national security authorities in accordance with Telecommunications Regulations (2000) and other applicable laws and regulations.
As part of our non-mobile operator marketing activities, we have developed integrated marketing campaigns with traditional media companies and multinational corporations through certain cross-selling efforts with companies such as R.A. Baileys & Co. If the SAIC were to treat our integrated marketing campaigns or other activities as being advertising activities, we would need to apply to the local SAIC for an advertising license to conduct wireless advertising business (through SMS, for example). We cannot assure you that such application would be approved by the SAIC. Failure to obtain such approval could result in penalties including being banned from engaging in online advertising activities, confiscation of illegal earnings and fines.
Foreign exchange controls. For information regarding relevant foreign exchange controls, please refer to Item 10.D. “Exchange Controls.”
Intellectual Property and Proprietary Rights
We rely primarily on intellectual property laws and our contractual arrangements with our employees, clients, business partners and others to protect our intellectual property rights. We require our employees to enter into agreements requiring them to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes, whether or not patentable or copyrightable, made by them during their employment are our property. They also sign agreements to substantiate our sole and exclusive right to those works and to transfer any ownership that they may claim in those works to us.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business. We have registered a number of domain names including but not limit to: Hurray.com; Hurray.net.cn; Hurray.com.cn; Hawa.cn; Hawa.com.cn; M2me.com; M2me.com.cn; 5200.cn; Icu.com.cn; Icu.net.cn; sooglemusic.com; and hdmcms.com,.
We have registered one trademark with China’s Trademark Office relating to our company logo, two trademarks relating to our website of Hawa and two trademarks relating to Palmsky. We are in the process of applying for two additional trademarks in China. China’s trademark law adopts a “first-to-file” system for obtaining trademark rights. As a result, the first applicant to file an application for registration of a mark will preempt all other applicants. Prior use of unregistered marks, except “well known” marks, is generally not a basis for legal action in China. We may not be able to successfully defend or claim any legal rights in that trademark for which application has been made but for which the Trademark Office has not issued a registration certificate.
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
With respect to our music business, our affiliated companies, Freeland Music, Huayi Brothers Music, New Run and Secular Bird, have retained recording and publishing rights with respect to the songs in their music libraries. They also own the applicable copyrights with respect to songs written and produced by their respective in-house artists. In addition, our affiliated music companies have either retained licenses to use or purchased the applicable copyrights with respect to songs written and produced by independent artists.
C. Organizational Structure
We currently conduct our business in China through our wholly owned subsidiary, Beijing Hurray! Times. To comply with ownership requirements under Chinese laws, which impose certain restrictions on foreign companies such as us, from investing in certain industries such as value-added telecommunication and Internet services, we have entered into a series of agreements with ten affiliated Chinese entities and their respective shareholders. We hold no ownership interest in any such affiliated Chinese entities, which are discussed below:
1.	Hurray! Solutions is 85% and 15% owned by our chairman and chief executive officer, Qindai Wang, and one of our shareholders, Songzuo Xiang, respectively.

2.	Beijing Cool Young is 95% owned by Hurray! Solutions and 5% owned by Qindai Wang.
3.	Beijing Network is 50% owned by each of Li Xun and Hongmei Peng, two individuals in China.
4.	WVAS Solutions is 99% owned by Beijing Network, with the remaining 1% equally owned by Hao Sun and Xiaoping Wang.
5.	Beijing Palmsky is 50% and 50% owned by two individuals in China, Hong Liu and Haoyu Yang.
6.	Beijing Hutong is 50% and 50% owned by two individuals in China, Wenqian Xu and Yi Cai.
7.	Shanghai Magma is 50% and 50% owned by two individuals in China, Yi Zhang and Aiqin Shang.
8.	Hengji Weiye is 50% and 50% owned by two individuals in China, Hong Pan and Xiaoqing Guo.
9.	Shanghai Saiyu is 50% and 50% owned by two individuals in China, Liang Ruan and Yuqi Shi.
10.	Henan Yinshan is 50% and 50% owned by two individuals in China, Hua Wei and Yidan Jiang.
In addition, Hurray! Digital Media is 50% owned by Hurray! Solutions, 25% owned by Beijing Network, and 25% owned by Beijing Hutong. In turn, Hurray! Digital Media holds a 51% equity interest in Huayi Brothers Music, a 60% equity interest in Freeland Music, a 30% equity interest in New Run, a 65% equity interest in Secular Bird and Freeland Music owns a 51% equity interest in Fly Songs.

Through our agreements with these Chinese affiliates, we have the power to vote all shares of all the shareholders of those companies on their matters, through the general manager of Beijing Hurray! Times, as well as the right to enjoy the economic benefits of those companies and the exclusive right to purchase equity interests from the shareholders of those companies to the extent permitted by Chinese laws.
Under Financial Accounting Standards Board (“FASB”) Interpretation No. 46(revised), or FIN 46(R), we are the primary beneficiary of the economic benefits of our variable interest entities, Hurray! Solutions, WVAS Solutions, Beijing Cool Young, Beijing Palmsky, Beijing Network, Beijing Hutong, Hengji Weiye, Shanghai Magma, Hurray! Digital Media, Shanghai Saiyu, Henan Yinshan, Huayi Brothers Music, Freeland Music, Secular Bird, New Run and Fly Songs. Accordingly, these entities are consolidated into our financial statements or, in the case of New Run, accounted for on the equity basis from and after the date we became the primary beneficiary of each such entity. Transactions among the consolidated entities and our company and subsidiaries are eliminated in consolidation.

The following diagram illustrates our corporate structure as of May 30, 2008.

D. Property, Plant and Equipment
Our company and certain of our non-music affiliates currently lease an approximate total of 4,805 square meters of office space in Beijing through various lease agreements. The aggregate monthly rent of such lease agreements is approximately $116,265, with effect from August 2006. We also have branches and representative offices in Beijing, Shandong, Heilongjiang, Guangdong, Zhejiang, Liaoning, Chongqing, Shanghai, Henan and Sichuan.
Freeland Music, Huayi Brothers Music and New Run lease an approximate total of 2,612 square meters of office space in Beijing. Secular Bird leases an approximate total of 141 square meters of office space in Guangzhou. We believe that we and our affiliated companies will be able to obtain adequate facilities, principally through the leasing of appropriate properties, to accommodate our future expansion plans.
Item 4A. Unresolved Staff Comments
Not Applicable.
Item 5. Operating and Financial Review and Prospects
The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.
A. OPERATING RESULTS
Overview
We are a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of WVAS platforms over mobile networks and through the Internet.
We also provide a wide range of other WVAS to mobile users in China, including games, pictures and animation, community, and other media and entertainment services. Our services are offered through the various service platforms available on the 2G and 2.5G networks operated by the mobile telecommunication network operators in China, principally China Mobile, China Unicom and increasingly, China Telecom. Many of our services are also available to users in China through our website. We are also a leader in artist development, music production and offline distribution in China through our affiliated music companies, Huayi Brothers Music, Freeland Music, New Run, and Secular Bird.
Our 2G services revenues are derived from our SMS, IVR services and RBT services. Our 2.5G services revenues are derived to a substantial extent from WAP services, the predominant 2.5G service available in China, and to a lesser extent from Java™ games and MMS. Users pay for our services by monthly subscription and/or on a per-use basis. We receive payments for these services principally in the form of payments from the telecom operators after the users have paid for our services and the operators have deducted their service and network fees.
We recorded a net loss of $42.0 million for 2007 and net income of $5.8 million for 2006 and $18.6 million for 2005. For 2007, we generated $60.5 million in total revenues, compared to $68.7 million and $56.1 million for 2006 and 2005, respectively, representing a decline of 11.9 % and an increase of 8.0%, respectively. For 2007, WVAS revenue and recorded music accounted for 82.7% and 17.3% of our revenues, respectively, compared to 91.0% and 9.0% in 2006 and 100% and nil in 2005. The decrease in total revenues was driven by a significant decrease in demand for WVAS in 2007. The 2007 decrease in revenue from WVAS was offset in part by an increase in recorded music revenues.
We had an accumulated deficit of $2.8 million as of December 31, 2007, and retained earnings of $40.0 million and $34.6 million as of December 31, 2006 and 2005, respectively.
We had statutory reserves of $6.5 million, $5.7 million and $5.3 million as of December 31, 2007, 2006 and 2005, respectively.

Factors Affecting Results of Operations and Financial Condition
The major factors affecting our results of operations and financial condition include:
•	Growth of the WVAS Market in China and Changes in Mobile Operator Policies. Our financial results have been, and we expect them to continue to be, largely dependent on growth in the WVAS market in China. Historically, 2G services, such as SMS, have represented the predominant portion of the WVAS market in China and of our revenues. Our 2G services, represented 75.9% of our total WVAS revenues in 2003, all of which were derived from our SMS services. We commercially launched 2.5G services in September 2002 and began billing users for these services at the beginning of 2003. Since the launch of these 2G and 2.5G services, we have experienced significant growth in revenues from these services followed by a significant decline in revenues for these services in 2006 and 2007. The single most important factor causing this decline is the changes in mobile operator policies or the manner in which they are enforced. Such policy changes and their manner of enforcement have been frequent and unpredictable for the past three years and have caused our revenues to be volatile. See Item 3. “Risk Factors — Risks Related to Our Company— Unilateral changes in the policies of the MII, China Mobile and China Unicom and in their enforcement of their policies have resulted in service suspensions and our having to pay additional charges to the telecom operators, and further changes could materially and adversely impact our revenue and profitability in the future.” Although, we have been adversely affected by recent changes in mobile operator policies and the delay in the launch of 3G networks, we continue to believe that our financial success in the near-term will depend on the growth of the market for our 2G and 2.5G services, especially services utilizing music content, where we have a leading position and, in the longer-term, on our ability to offer popular services on any new wireless technologies that are introduced in China such as 3G.

•	Positioning of Our Services on the WAP Portals of China Mobile and China Unicom. A key component of our revenue growth is our ability to not only maintain access to China Unicom’s and China Mobile’s networks, but also our ability to secure prominent positioning for our services at the top of the menu of services for each major service category on the telecom operators’ WAP portals so that users see our services first when opening the service menus. However, Beijing Network, one of our affiliated operating companies providing WAP services through China Mobile, was issued a sanction by China Mobile in January 2006 for improper promotion of one of its WAP services. As part of the sanction, China Mobile downgraded all of Beijing Network’s WAP services to the bottom of the menu and temporarily suspended the approval of new service applications on all platforms by Beijing Network and joint promotions with Beijing Network. The sanction relating to downgrading Beijing Network’s WAP services to the bottom of China Mobile’s menus is no longer in effect.

•	Network Service Agreements with China Mobile, China Unicom and China Telecom. Our results of operations are dependent on the terms of network service agreements with China Mobile, China Unicom and China Telecom and the manner in which the telecom operators implement these agreements. Each of these agreements is non-exclusive, and has a limited term, generally one or two years. Renewal of them on favorable terms depends on our relationship with these telecom operators at both the national and provincial level, the popularity of our services and our ability to maintain adequate levels of performance. Any mobile operator could alter any of these terms or terminate the contracts for a variety of reasons in the future, including, for example, to increase their own service or network fees in order to enhance their profitability at the expense of service providers.

•	Taxes. Certain of our subsidiaries and affiliated Chinese entities enjoy tax exemptions and reduced tax rates. See “— Taxation” below. Such tax treatment increases our net income. Our future results could be materially adversely affected if we are not able to maintain similar tax treatment, particularly as a result of the recently adopted revisions to PRC income tax laws which became effective on January 1, 2008.

•	Billing and Transmission Failures. We do not recognize any revenues for services that are characterized as billing and transmission failures. These failures occur when we do not collect fees for our 2G services from mobile operators in a number of circumstances, including when the delivery of our services to a customer is prevented because the customer’s phone is off, the customer’s prepaid phone card has run out of value or a telecom operator experiences technical problems with its network. These situations are known in the industry as billing and transmission failures. The level of billing and transmission failures significantly affects revenues we record. The failure rate for 2G services has fluctuated significantly in the past, ranging on a monthly basis from 0.0% to 9.8% of the total billable messages which are reflected in our internal records during 2007. Although we do not experience the same type of billing and transmission errors for our 2.5G services as we do for our 2G services, we do experience a discrepancy between the revenues recorded by our internal system and the revenues that we receive from the telecom operators. This difference has historically averaged approximately 2% per month and relates to services that are provided but for a variety of reasons are not billed to the user due to the manner in which the telecom operators register new users or manage their internal billing reconciliation process.

•	Acquisitions and Strategic Investments. Selective acquisitions and strategic investments, such as the ones described in Item 4.A. “History and Development of the Company” above, form part of our strategy to further expand our business. These acquisitions and investments may not produce the results that our management and board of directors anticipate, and may subject our company to unforeseen liabilities. In particular, our future revenue growth will depend on our ability to successfully operate our music development, production and distribution business, with which we have relatively limited experience.

•	Developing Artists, Sustaining a Pipeline of New Song Releases and Keeping up with Consumer Music Tastes. Through our acquisition of controlling and minority stakes in Huayi Brothers Music, Freeland Music, New Run and Secular Bird, we have entered the business of artist development and music production. Artist development and music production is inherently a “hit” driven business, and its success depends to a large extent on our ability to maintain a large portfolio of talented singing artists and build a strong pipeline of new song releases. Further, the success of such new releases depends upon their acceptance by consumers with various and changing tastes. If our affiliated music companies fail to expand their portfolio of talented singing artists, sustain a pipeline of new releases, or keep abreast of changes in consumer music tastes, our business and financial condition may be adversely affected with respect to the financial performance of our affiliated music companies.
Revenues
We derive our revenues from our primary operating segments: WVAS and recorded music. Our revenues represent our total revenues from operations, net of certain business and value-added taxes. Our revenues from WVAS and recorded music are subject to a 3.0% and 5.0% business tax, respectively.
The following table sets forth certain historical consolidated revenues, by amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,
	2007		2006		2005
		Percentage		Percentage		Percentage
	Amount	of revenues	Amount	of revenues	Amount	of revenues
		(in thousands of U.S. dollars, except percentages)
Revenues:
Wireless value-added services	$50,038	82.7%	$62,512	91%	$56,063	100.0%
Recorded music	10,489	17.3	6,203	9	—	—

Total revenues	$60,527	100.0%	$68,715	100.0%	$56,063	100.0%

The following tables show our WVAS revenues for 2007, 2006 and 2005 by product and mobile operator (including Personal Handy-phone System, or PHS, operators).

	For the Year Ended December 31, 2007
	China	China	China	China
	Mobile	Unicom	Telecom	Netcom	Others	Total
	(in millions of U.S. dollars)
SMS	$7.0	$2.5	$0.2	$0.3	$1.0	$11.0
IVR	13.3	1.2	2.4	0.3	—	17.2
RBT	1.6	1.7	2.4	—	—	5.7

2G Revenues	21.9	5.4	5.0	0.6	1.0	33.9

WAP	5.9	6.7	—	—	—	12.6
MMS	0.7	0.7	—	—	—	1.4
Java	1.4	—	—	—	—	1.4

2.5G revenues	8.0	7.4	—	—	—	15.4

Other revenues	0.1	—	—	—	0.6	0.7

Total	$30.0	$12.8	$5.0	$0.6	$1.6	$50.0

	For the Year Ended December 31, 2006
	China	China	China	China
	Mobile	Unicom	Telecom	Netcom	Total
	(in millions of U.S. dollars)

SMS	$11.3	$5.7	$—	$0.1	$17.1
IVR	5.2	2.5	2.5	0.6	10.8
RBT	2.0	1.3	1.4	—	4.7

2G Revenues	18.5	9.5	3.9	0.7	32.6

WAP	10.4	11.1	—	—	21.5
MMS	3.5	0.5	—	—	4.0
Java™	4.4	—	—	—	4.4

2.5G revenues	18.3	11.6	—	—	29.9

Total	$36.8	$21.1	$3.9	$0.7	$62.5

	For the Year Ended December 31, 2005
	China	China	China	China
	Mobile	Unicom	Telecom	Netcom	Total
	(in millions of U.S. dollars)

SMS	$2.0	$8.6	$—	$—	$10.6
IVR	4.8	2.9	0.7	0.2	8.6
RBT	0.5	0.4	—	—	0.9

2G Revenues	7.3	11.9	0.7	0.2	20.1

WAP	10.2	24.1	—	—	34.3
MMS	1.5	0.2	—	—	1.7
Java™	—	—	—	—	—

2.5G revenues	11.7	24.3	—	—	36.0

Total	$19.0	$36.2	$0.7	$0.2	$56.1

Wireless Value-added Services. Our 2G and 2.5G services revenues are derived from services that we provide to our users primarily through the networks of China Unicom, China Mobile, China Telecom and China Netcom. 2G SMS and 2.5G WAP services have historically been our primary source of revenues. Our sales in 2007 of 2G IVR and RBT increased by 59.3% and 67.6%, respectively as compared with 2006. Sales in 2007 of 2.5G WAP, MMS and JAVA™ decreased as compared to 2006 due in part to China Mobile’s new requirement that a service fee reminder be sent to users before processing their download requests.
Recorded Music. Our recorded music revenues are derived from artist development, music production, offline music distribution, and online music distribution through WVAS and the Internet, which accounted for approximately 17.3% of our total revenues in 2007.
Cost of Revenues
The following table sets forth certain historical consolidated cost of revenues data by amount for the periods indicated:

	For the Year Ended December 31,
	2007	2006	2005
	(in thousands of U.S. dollars)

Cost of Revenues:
Wireless value-added services	$36,394	$40,672	$28,635
Recorded music	6,233	3,553	—

Total cost of revenues	$42,627	$44,225	$28,635

Wireless value-added services. The principal cost of revenues for our WVAS is the service and network fees paid to the telecom operators under our network service agreements with them. The cost of revenues also includes fees paid to our content providers and marketing partners, maintenance costs related to equipment used to provide the services, bandwidth leasing charges and data center services, alternative channels, media and related Internet costs, operator imposed penalty charges, and certain distribution costs.
Recorded Music. Cost of revenues for our recorded music includes producing CD masters, artist and songwriter royalties, advertising and royalties payable to other parties for the use of their work.
Gross Profit Margin
The following table sets forth the historical consolidated gross profits and gross profit margin of our business activities for the periods indicated:

	For the Year Ended December 31,
	2007	2006	2005
	(in thousands of
	U.S. dollars, except percentages)

Gross Profits:
Wireless value-added services	$13,644	$21,840	$27,428
Recorded music	4,256	2,650	—

Total gross profits	$17,900	$24,490	$27,428

	For the Year Ended December 31,
	2007	2006	2005

Gross Profit Margin:
Wireless value-added services	27.3%	34.9%	48.9%

Recorded music	40.6	42.7	—

Total gross profit margin	29.6%	35.6%	48.9%

The gross profit margins for our WVAS declined in 2007 compared to 2006 due to sharply decreased revenues due to the challenging wireless services operating environment and stricter policies and regulations announced by the MII and the telecom operators and increased enforcement of those policies and regulations. The gross profit margins for our recorded music declined in 2007 compared to 2006 due to the increased cost of revenues caused by increases in the cost of producing CD masters.
Operating Expenses
The following table sets forth certain historical consolidated operating expenses data, in terms of amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,
	2007		2006		2005
		Percentage		Percentage		Percentage
	Amount	of revenues	Amount	of revenues	Amount	of revenues
	(in thousands of U.S. dollars, except percentages)
Operating Expenses:
Product development expenses (including stock-based compensation expense of $1, $80 and $5 for the years ended December 31, 2007, 2006 and 2005, respectively)	$2,028	3.0%	$2,169	3.2%	$1,852	3.3%
Selling and marketing expenses (including stock-based compensation expense of $287, $346 and $10 for the years ended December 31, 2007, 2006 and 2005, respectively)	11,514	16.8	11,014	16.0	8,982	16.0
General and administrative expenses (including stock-based compensation expense of $155, $118 and $23 for the years ended December 31, 2007, 2006 and 2005, respectively)	9,141	13.3	6,699	9.7	3,443	6.1
Provision for goodwill impairment	38,779	56.4	—	—	—	—

Total operating expenses	$61,462	89.4%	$19,882	28.9%	$14,277	25.5%

Product Development Expenses. Product development expenses primarily consist of research and development staff costs. Most of our product development expenses relate to enhancing our portfolio of 2G and 2.5G services and improving and updating our services provisioning and management software prior to our sale of the SSI business. Product development expenses also include depreciation and amortization of computers and software related to the activities of our product development teams. We depreciate our computer equipment, software and other assets on a straight-line basis over their estimated useful lives, which is three to five years.
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
We lease bandwidth from telecom operators’ provincial offices. Bandwidth and server custody fees, office rentals and depreciation charges allocated to our general management, finance and administrative personnel are also included in general and administrative expenses.
We depreciate leasehold improvements, which are recorded as general and administrative expenses on a straight-line basis over the relevant lease term.
We expect our general and administrative expenses to increase as we add personnel in response to the expansion of our business in future periods and incur additional administrative expenses from our newly acquired companies, New Run, Shanghai Saiyu, Secular Bird, Henan Yinshan and Fly Songs. We also expect general and administrative expenses to increase as we incur professional service fees, such as for legal and accounting services.
Stock-based Compensation. We grant equity incentive awards to our employees and certain non-employees. Until February 2006 when we commenced granting nonvested shares, all of our equity incentive grants were in the form of stock options. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R) using the modified prospective transition method. Under this method, stock-based compensation expense recognized beginning January 1, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the fair market value as of the grant date, measured in accordance with SFAS 123, “Accounting for Stock-based Compensation,” and (b) compensation expense for all stock-based compensation awards granted on or subsequent to January 1, 2006, based on grant date fair value estimated in accordance with the provisions of SFAS 123(R). In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123(R) and the valuation of stock-based payments for public companies. We have applied SAB 107 in our adoption of SFAS 123(R). We recognize stock-based compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award.
Prior to the adoption of SFAS 123(R), we recognized stock-based compensation expense in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and had adopted the disclosure-only alternative of SFAS 123 and SFAS No. 148, “Accounting for Stock-based Compensation — Transition and Disclosure.” In accordance with APB 25 and related interpretations, stock-based compensation expense was not recorded in connection with share-based payment awards granted with exercise prices equal to or greater than the fair market value of the underlying shares on the date of grant.

Share-based payment transactions with non-employees are accounted for as share based compensation expenses in accordance with EITF 96-18 “Accounting for Equity Instruments that Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services.”
On December 20, 2005, we accelerated the vesting of all outstanding stock options that would otherwise have been unvested at December 31, 2005. We implemented this acceleration in order to reduce the stock-based compensation expense that would have been incurred by our company if such options continued to vest after January 1, 2006, which is the date that the SFAS 123(R) became effective. This accounting standard requires that all share-based payments to employees, including grants of stock options, be recognized in our financial statements based on their fair values. In connection with the acceleration of such options, we recorded compensation expense of approximately $17,000 which was included in the 2005 total stock-based compensation cost.
On February 7, 2006, Hurray! granted awards of 330,000 ADSs, equal to 33,000,000 ordinary shares that vest over a period of time (which we refer to herein as “nonvested shares”) to certain employees pursuant to its 2004 Share Incentive Plan (the “2004 Plan”). This resulted in stock-based compensation expense of $1.6 million to be recognized over the applicable vesting period. These nonvested shares vest on an annual basis equally over three years.
On June 20, 2006, Hurray! granted 75,000 ADSs, equal to 7,500,000 nonvested shares to certain employees which resulted in stock-based compensation expense of $0.3 million to be recognized over the applicable vesting period. These nonvested shares vest on an annual basis equally over 33 months.
On March 14, 2007, Hurray! granted 20,000,000 nonvested shares to its employees which resulted in stock-based compensation expense of $0.6 million to be recognized over the applicable vesting period. These nonvested shares vest over three years on an annual basis equally.
On November 23, 2007, Hurray! granted 19,500,000 nonvested shares to its employees which resulted in stock-based compensation expense of $0.4 million to be recognized over the applicable vesting period. These nonvested shares vest over three years on an annual basis equally.
The stock-based compensation expense was $0.4 million in 2007 and $0.5 million in 2006.
Provision for impairment of goodwill and intangible assets. In the second quarter of 2007, the telecom operators introduced various new policies that adversely impacted our WVAS business and introduced further uncertainties in our operating environment. By September 30, 2007, our market capitalization was lower than our net book value, thus indicating impairment of our long-lived assets. As of that date, we tested the carrying value of goodwill and acquired intangible assets and recorded a goodwill impairment charge of $9.6 million and an impairment charge to acquired intangibles of $0.6 million. In view of the further decline of Hurray’s market capitalization as of December 31, 2007 and continued difficult operating conditions, we recorded an additional goodwill impairment charge of $29.2 million and an additional impairment charge to acquired intangible assets of $1.9 million. The impairment charges of acquired intangibles are included in operating expenses according to their nature. The valuation of goodwill and other intangible assets was arrived at after using a combination of a market value approach (with comparisons to selected publicly traded companies operating in the same industry) and an income approach (discounted cash flows). Any continued adverse changes in the telecom operators’ policies or in the competitive environment could lead to additional impairment charges.
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
Revenue Recognition
Wireless value-added services. We contract with the telecom operators for the transmission of wireless services as well as for billing and collection services. The telecom operators provide us with a monthly statement that represents the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of our revenue. In certain instances, when a statement is not received within a reasonable period of time, we make an estimate of the revenues and cost of services earned during the period covered by the statement based on its internally generated information, historical experience and/or other assumptions that are believed to be reasonable under the circumstances.

WVAS revenues are derived from providing personalized media, games, entertainment and communication services to mobile phone customers of the various subsidiaries of four major telecom operators, China Mobile, China Unicom, China Telecom and China Netcom. Fees for these services, which are negotiated in network service agreements with the telecom operators and indicated in the message received on the mobile phone, are charged on a per-use basis or on a monthly subscription basis, and vary according to the type of services delivered. We recognized WVAS revenues in the period in which the services are performed net of business taxes of $1.5 million, $1.7 million, and $1.4 million for 2007, 2006 and 2005, respectively.
We measure our revenues based on the total amount paid by mobile phone customers, for which the Telecom Operators bill and collect on our behalf. Accordingly, the service fee paid to the Telecom Operators is included in the cost of revenues. In addition, in respect of 2G services, the Telecom Operators charge us a network fee based on a per message fee, which varies depending on the volume of messages sent in the relevant month, multiplied by the excess of messages sent over messages received. These network fees are likewise retained by the Telecom Operators and are reflected as cost of revenues. The cost of revenues also includes fees paid to our content providers and marketing partners, maintenance costs related to equipment used to provide the services, bandwidth leasing charges and data center services, alternative channels, media and related Internet costs, operator imposed penalty charges, and certain distribution costs.
We evaluate the criteria outlined in Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting the fees charged by the Telecom Operators. We record the gross amounts billed to its customers based on the following facts: (i) it is the primary obligor in these transactions, (ii) it has latitude in establishing prices and selecting suppliers and (iii) it is involved in the determination of the service specifications.
Recorded Music. Through the acquisition of Huayi Brothers Music, Freeland Music, Secular Bird and New Run beginning in 2005, we entered the business of artist development, music production, offline music distribution and online distribution through WVAS and the Internet. Recorded music revenues are derived from live performances, corporate sponsorship and advertising, online and wireless sales, and offline CD sales.
We generate revenues from the sale of CDs either by providing the CD master to a distributor or by directly arranging for the volume production and subsequent wholesale of the CDs. In the former case, we receive a fixed fee, have no further obligations and recognize the fee as revenue when the master CD is provided. In the latter case, we ship the produced CDs to retail distributors and recognize wholesale revenues at the time of shipment less a provision for future estimated returns. In 2007, the estimated sales returns rate was approximately 18% based on past experience.
We recognize artist performance fees and corporate sponsorship or marketing event fees once the performance or the service has been completed. Where we act as the primary obligor in the transaction, revenues are recorded on a gross basis. Where we are considered an agent or where the artists separately contract with the event organizer, revenues are recorded on a net basis.
We license our music to third parties for guaranteed minimum royalty payments, normally received upfront and typically non-refundable. In such cases we recognize such fees as revenue on a straight-line basis over the life of the license and unrecognized revenues are included in liabilities. When the contract provides for additional payments if revenues exceed the minimum amount guaranteed, such amounts are included in revenues when we are notified of our entitlement to additional payments.
We incur costs in producing CD masters, volume CD production, artist and songwriter royalties, and royalties payable to other parties for the use of their work. The cost of record masters and volume CD productions, and royalties paid in advance are recorded in prepaid expenses and other current assets when the sales of the recording are expected to recover the cost and amortized as cost of revenues over the revenue generating period, typically within one year. The decision to capitalize an advance to an artist, songwriter or other party requires significant judgment as to the recoverability of these advances. Advances for royalties and other capitalized costs are assessed for recoverability continuously.
Stock-based Compensation Cost
We grant equity incentive awards to our employees and certain non-employees. Until February 2006 when we commenced granting nonvested shares, all of our equity incentive grants were in the form of stock options.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method and therefore has not restated results for prior periods. Under this transition method, stock- based compensation expense recognized beginning January 1, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the fair market value as of the grant date, measured in accordance with SFAS 123, and (b) compensation expense for all stock-based compensation awards granted on or subsequent to January 1, 2006, based on grant-date fair value estimated in accordance with the provisions of SFAS 123(R). We recognize stock-based compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award. Prior to the adoption of SFAS 123(R), we recognized stock-based compensation expense in accordance with APB 25. In March 2005, the SEC issued SAB 107 regarding the SEC’s interpretation of SFAS 123(R) and the valuation of stock-based payments for public companies. We have applied the provisions of SAB 107 in the adoption of SFAS 123(R).
Goodwill and Intangible Assets Impairment
We test goodwill for impairment by reporting unit on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below their carrying amount. We perform a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The impairment of goodwill is determined by us estimating the fair value based upon the present value of future cash flows. In estimating the future cash flows of each reporting unit, we have taken into consideration the overall and industry economic conditions and trends, market risk of our company and historical information.
We measure impairment of intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the assets.
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
In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. In addition, the Implementation Rules of the New Enterprise Income Tax Law, or the Implementation Rules were promulgated by the PRC State Council on December 6, 2007 and the Notice on Implementation of Transitional Arrangements for Preferential Policies of Enterprise Income Tax, or the Transitional Arrangements Notice, was promulgated by the PRC State Council on December 26, 2007. Under the New EIT system, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises. Enterprises established prior to March 16, 2007 eligible for preferential tax rate of 15% according to the then effective PRC Enterprise Income tax Law for Foreign-Invested Enterprise and Foreign Enterprise tax laws and administrative regulations shall be subject to transitional rules as stipulated in the Transitional Arrangements Notice. In addition, certain qualified high and new technology enterprises strongly supported by the state may still benefit from a preferential tax rate of 15% under the New EIT Law if they meet the definition of “qualified high and new technology enterprise” strongly supported by the state set out in the Implementation Rules which refers to companies hold independent ownership of core intellectual properties and simultaneously meet a list of other criteria as stipulated. As a result, if our PRC subsidiaries and VIEs qualify as qualified high and new technology enterprises strongly supported by the state under the new EIT Law, they will continue to benefit from a preferential tax rate of 15%. Otherwise, the applicable tax rate of our PRC subsidiaries may be subject to PRC income tax at a rate of 25% starting from 2008 under the New EIT system. Hurray! has used the new standard rates for calculation of deferred taxes until the necessary approvals are obtained.

Results of Operations
The following discussion of our results of operations for the years ended December 31, 2005, 2006 and 2007 is based upon our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Our results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2006 were impacted by the inclusion of the operating results for 2007 of Shanghai Saiyu, Henan Yinshan, Secular Bird and Fly Songs, which were acquired in 2007.
Revenues. Our revenues declined 11.9% to $60.5 million in 2007 from $68.7 million in 2006. This decrease was primarily due to a decline in demand for WVAS in 2007.
Wireless Value-added Services. Revenues from our WVAS declined 20.0% to $50.0 million for 2007 from $62.5 million for 2006, primarily due to the decline in the market for SMS and WAP services. SMS revenues were $11.0 million in 2007, a decline of 35.7% from $17.1 million for 2006. WAP revenues were $12.6 million in 2007, a decline of 41.4% from $21.5 million for 2006. IVR and RBT revenues were $17.2 million and $5.7 million in 2007, an increase of 59.3% and 21.3% from $10.8 million and $4.7 million for 2006, respectively.
Recorded Music. Recorded music revenues became a new business line for us in 2006. We expanded our recorded music segment by acquiring 65% of Secular Bird, an independent record label in China, and through Freeland Music, 51% of Fly Songs, a performance and concert organizer. Revenue from recorded music was $10.5 million in 2007, an increase of 69.1% from $6.2 million for 2006. We expect to derive an increasing amount of our total revenues from recorded music in the coming year.
Cost of Revenues. Our cost of revenues declined 3.6% to $42.6 million in 2007 from $44.2 million in 2006 due primarily to decreased costs for our WVAS as our WVAS revenues declined. Our decrease in cost of revenue was partly offset by increased costs of our recorded music business as that business grew organically and through acquisition.
Wireless value-added Services. Our cost of WVAS declined 10.5% to $36.4 million for 2007 from $40.7 million for 2006. This decrease resulted primarily from decreased promotion costs due to the market.
Recorded Music. Our cost of recorded music increased 75.4% to $6.2 million for 2007 from $3.6 million for 2006. This increase resulted primarily from increased commercial development and artists’ performance cost as well as from our music company acquisitions in 2007.
Gross Profits. Our gross profits decreased 26.9% to $17.9 million for 2007 from $24.5 million for 2006, mainly due to the decreased profits from WVAS. Our gross profit margins decreased to 29.6% for 2007 from 35.6% for 2006, due primarily to decreased margins for WVAS, which mainly resulted from increased marketing, promotion and distributions costs related to SMS and WAP services.
Operating Expenses. Operating expenses sharply increased by 209.1% to $61.5 million for 2007 from $19.9 million for 2006, due primarily to impairment charges amounting to $38.8 million for our WVAS business and additional expenses associated with our new acquisitions in 2007.
Product Development Expenses. Our product development expenses decreased slightly to $2.0 million in 2007 from $2.2 million in 2006.
Selling and Marketing Expenses. Our selling and marketing expenses slightly increased by 4.5% to $11.5 million in 2007 from $11.0 million in 2006.
General and Administrative Expenses. Our general and administrative expenses increased 36.4% to $9.1 million in 2007 from $6.7 million in 2006. This increase was mainly due to the increased professional service fees and additional expenses associated with our new acquisitions and to a lesser extent, increased bad debt expense and amortization expense of intangible assets.
Provision for Impairment of Goodwill and Intangible Assets. We tested the carrying value of goodwill and acquired intangible assets and recorded an impairment charge of $41.3 million in 2007.

(Loss) Income from Continuing Operations. As a result of the foregoing, loss from operations was $43.6 million for 2007 compared to income of $4.6 million for 2006.
Interest Income and Expense. Interest income was $2.3 million for 2007, compared to $2.5 million for 2006. Interest expense increased to $0.2 million for 2007 from $0.05 million in 2006. This increase related to the acquisition payables for Shanghai Magma.
Other Income. Other income, primarily government tax subsidies, was $0.5 and $0.3 million in 2007 and 2006, respectively.
Income Taxes. Income taxes were a benefit of $0.2 million in 2007 and an expense of $0.2 million in 2006.
Equity in Losses of Affiliate. In April 2007, we acquired a 30% interest in New Run, an independent record label in China, and it has been accounted for on the equity basis from April 1, 2007. The equity in the losses of New Run was $0.06 million in 2007.
Net (Loss) Income from Continuing Operations. Net loss from continuing operations was $41.5 million for 2007 compared to income of $6.6 million for 2006.
Net Loss from Discontinued Operations. Effective August 1, 2007, we accounted for our SSI Business as a discontinued operation. Net loss from discontinued operations was reduced from $0.8 million in 2006, a full year’s operations, to $0.4 million in 2007, which included the benefit of income of $0.2 million representing the gain recognized on the sale of the SSI Business.
Net (Loss) Income. As a result of the foregoing, net loss was $42.0 million due to an impairment charge of $41.3 million for 2007 compared to net income of $5.8 million for 2006. Our net loss in 2007 was offset by net income of approximately $0.6 million derived from our new acquisitions, mainly Shanghai Saiyu.
Year Ended December 31, 2006 Compared to Year Ended December 31, 2005
Our results of operations for the year ended December 31, 2006 compared to the year ended December 31, 2005 were impacted by the inclusion of the operating results for 2006 of Shanghai Magma and Freeland Music, which were acquired in 2006 and the results of Huayi Brothers Music which had been acquired on December 31, 2005.
Revenues. Our revenues increased 22.6% to $68.7 million in 2006 from $56.1 million in 2005. This increase was primarily due to an increase in revenues from our 2G services and revenues from the affiliated music companies,which were consolidated into our financial statements in 2006.
Wireless Value-Added Services. Revenues from our WVAS increased 11.5% to $62.5 million for 2006 from $56.1 million for 2005, primarily due to the growth in the market for 2G services, especially for SMS. SMS revenues were $17.1 million in 2006, an increase of 61.2% from $10.6 million for 2005. Following the first quarter of 2004 and continuing through 2005, our SMS revenues were negatively affected by new billing systems of China Mobile and China Unicom and other changes in their policies and the enforcement of their policies. We did, however, relaunch our SMS services in the second half of 2005 through various marketing and promotional activities that were independent of the telecom operators which contributed to our increased SMS revenues in 2006. IVR revenues were $10.8 million in 2006, an increase of 25.9% from $8.6 million for 2005. RBT revenues were $3.4 million in 2006, a significant increase over $0.9 million for 2005.
Recorded Music. Recorded music revenues, which became a new business line for us in 2006, were $6.2 million in 2006, accounting for 9.0% of total revenues in 2006.
Cost of Revenues. Our cost of revenues increased 54.4% to $44.2 million in 2006 from $28.6 million in 2005 due primarily to increased costs for 2G services and, to a lesser extent, increased costs for our 2.5G services and our new recorded music business.
Wireless Value-Added Services. Our cost of WVAS increased 42.0% to $40.7 million for 2006 from $28.6 million for 2005. This increase resulted primarily from increased costs incurred to promote our services through channels which are independent of the telecom operators, including mobile handset partnerships, internet marketing alliances and direct advertising. It also resulted from increased levels of service and network fees corresponding to the growth in sales of 2G services in 2006 compared to 2005, a RMB5.7 million ($0.7 million) fine imposed on Hurray! Solutions by China Unicom for improper delivery of one of its SMS services to users and a RMB3.0 million ($0.4 million) fine imposed on Beijing Hutong by China Unicom for violating a China Unicom billing policy by one of its WAP services. In addition, the increase reflects, to a lesser extent, the cost of purchasing content for our IVR services.

Gross Profits. Our gross profits decreased 10.7% to $24.5 million for 2006 from $27.4 million for 2005, mainly due to the decreased profits from 2.5G services. Our gross profit margins decreased to 35.6% for 2006 from 48.9% for 2005, due primarily to decreased margins for 2.5G services, which mainly resulted from new policies mandating free trial periods and double confirmation reminders for subscription based services and increased marketing, promotion and distributions costs related to WAP services.
Operating Expenses. Operating expenses increased 39.3% to $19.9 million for 2006 from $14.3 million for 2005, due primarily to the additional expenses associated with our newly acquired companies, Huayi Brothers Music, Freeland Music and Shanghai Magma.
Product Development Expenses. Our product development expenses increased slightly to $2.2 million in 2006 from $1.9 million in 2005.
Selling and Marketing Expenses. Our selling and marketing expenses increased 22.6% to $11.0 million in 2006 from $9.0 million in 2005. This increase was primarily due to the additional expenses associated with our newly acquired companies, Huayi Brothers Music, Freeland Music and Shanghai Magma and increased use of stock-based compensation in 2006 to reward our sales and marketing personnel, which created stock-based compensation expense allocable to selling and marketing expenses.
General and Administrative Expenses. Our general and administrative expenses increased 94.6% to $6.7 million in 2006 from $3.4 million in 2005. This increase was mainly due to the additional expenses associated with our newly acquired companies, Huayi Brothers Music, Freeland Music and Shanghai Magma and to lesser extent, increased rental expenses, bad debt expenses and amortization expenses of intangible assets
Income from Operations. As a result of the foregoing, income from operations decreased to $4.6 million for 2006 from $13.2 million for 2005.
Interest Income and Expense. Interest income was $2.5 million for 2006, compared to $1.4 million for 2005. This increase was mainly due to the interest rates increase in 2006 and increased collections from our customers. Interest expense increased to $45,000 for 2006 from $27,000 in 2005.
Other Income. Other income, primarily government tax subsidies, was $0.3 million in 2006 and 2005, respectively.
Income Taxes. Income taxes were $0.2 million in 2006 and $0.3 million in 2005 resulting from the lower level of profitability in 2006 compared to 2005.
Net Income from Continuing Operations. Net income from continuing operations was $6.6 million for 2006 compared to income of $14.5 million for 2005.
Net (Loss) Income from Discontinued Operations. The SSI Business generated a loss of $0.8 million in 2006 as business declined significantly as the telecom operators awaited the issue of 3G licenses, therefore delaying the build out of their networks and the awarding of significant contracts. In 2005, this business had net income of $4.1 million.
Net Income. As a result of the foregoing, net income decreased 68.8% to $5.8 million for 2006 from $18.6 million for 2005.
B. LIQUIDITY AND CAPITAL RESOURCES
Cash Flows and Working Capital
The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	For the Year Ended December 31,
	2007	2006	2005
	(in thousands of U.S. dollars)
Net cash (used in) provided by operating activities	$(2,055)	$17,636	$13,980
Net cash used in investing activities	(8,120)	(15,157)	(6,591)
Net cash provided by (used in) financing activities	16	(4,399)	59,305

Net (decrease) increase in cash and cash equivalents	$(10,159)	$(1,920)	$66,694

Our net cash used in operating activities in 2007 was $2.1 million. This was primarily attributable to our net loss of $41.9 million, as adjusted for an add-back of $41.3 million in loss on impairment of goodwill and other intangible assets and $3.7 million in depreciation and amortization as non-cash items, which was offset in part by a $2.1 million increase in accounts receivable and $3.2 million increase in receivable from disposal of subsidiary. Our net cash provided by operating activities in 2006 was $17.6 million. This was primarily attributable to our net income of $5.8 million, as adjusted for an add-back of $3.5 million in depreciation and amortization as a non-cash item, $5.5 million decrease in accounts receivable and $3.1 million decrease in prepaid expenses and other current assets. Our net cash provided by operating activities in 2005 was $14.0 million. This was primarily attributable to our net income of $18.6 million, as adjusted for an add-back of $1.9 million in depreciation and amortization as a non-cash item, which was offset in part by a $5.8 million increase in accounts receivable.
Net accounts receivable declined from $18.1 million as of December 31, 2005 to $13.4 million as of December 31, 2006 and increased to $14.7 million as of December 31, 2007. The decrease from 2005 to 2006 is primarily due to a significant improvement in collections from the telecom operators, mainly from China Unicom. The increase from 2006 to 2007 is primarily due to lengthened collection periods from the telecom operators. The average collection time for our accounts receivable from WVAS was 81 days in 2005, decreasing to 71 days in 2006 and increasing to 78 days in 2007.
Net cash used in investing activities was $8.1 million in 2007, of which $3.2 million was used in the acquisition of equity interests in Shanghai Saiyu, Henan Yinshan, Fly Songs and Secular Bird and $2.5 million was used in the acquisition of an equity affiliate, New Run. Net cash used in investing activities was $15.2 million in 2006, of which $12.6 million was used in the acquisition of equity interests in Huayi Brothers Music, Freeland Music and Shanghai Magma. Net cash used in investing activities was $6.6 million in 2005, of which $4.2 million was used for the acquisitions of intangible assets and $1.1 million was a prepayment for the acquisition of an equity interest in Freeland Music and Shanghai Magma. Our total capital expenditures for computer hardware, software and office equipment for the years ended December 31, 2007, 2006 and 2005 were $0.9 million, $1.0 million and $1.3 million, respectively. Our capital divestitures are not material.
Net cash provided by financing activities was $16,334 for 2007, resulting from proceeds arising in connection with the exercise of stock options in 2007. Net cash used in financing activities was $4.4 million for 2006, mainly due to our repurchase and cancellation of 79,260,000 ordinary shares under our stock repurchase program in 2006 with a total cost of $5.0 million. Net cash provided by financing activities was $59.3 million for 2005, mainly reflecting the proceeds from our initial public offering.
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
We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 12 months. We also believe that our recent investments in New Run, Shanghai Saiyu, Fly Songs and Secular Bird will have no material impact on our future liquidity or capital resources in the near term. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to issue debt securities or additional equity or to obtain bank borrowings. The issue of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations and the placement of liens over some or all of our assets. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
Indebtedness
As of December 31, 2007, other than a remaining payment for the acquisition of Shanghai Magma of $6 million originally due in December 2007, we did not have any indebtedness or any material debt securities or material mortgages or liens. In February 2008, we agreed with the former shareholders of Shanghai Magma to reduce this liability to $1 million, which amount has subsequently been paid. In addition, as of December 31, 2007, we did not have any material contingent liabilities. We may, however, be obligated to make certain earn-out payments in connection with our investments in New Run, Shanghai Saiyu, and Secular Bird, as discussed under “Tabular Disclosure of Contractual Obligations” below.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
See Item 4.B. “Information About the Company — Business Overview — Product and Content Development,” “—Infrastructure and Technology,” and “—Intellectual Property and Proprietary Rights.”
D. TREND INFORMATION
See Item 3.D. “Key Information — Risk Factors” and “—Operating and Financial Review and Prospects” above.
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
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table sets forth our contractual obligations as of December 31, 2007:

	Payments Due by Period
		Less than	1-3	3-5
	Total	1 year	years	years
	(in thousands of U.S. dollars)
Operating lease commitments	$3,125	$1,725	$1,379	$21
Other contractual commitments*	5,086	1, 974	3,112	—

Total contractual obligations	$8,211	$3,699	$4,491	$21

*	Represents non-cancelable agency agreements with certain artists that provide for minimum payments.
The agreements entered into in connection with our acquisitions and strategic investments described above under Item 4.A “History and Development of the Company” include earn-out provisions pursuant to which the sellers will become entitled to additional consideration, which may be material and may in certain circumstances include either cash or additional equity interests, if the relevant business achieves specified performance measures.
Holding Company Structure
We are a holding company with no operations of our own. All of our operations are conducted through Beijing Hurray! Times. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon service fees paid by our affiliated Chinese entities to Beijing Hurray! Times, and dividends and other distributions paid by those subsidiaries. If any of our subsidiaries or our affiliated Chinese entities incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay service fees or dividends to Beijing Hurray! Times or us. In addition, Chinese legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our subsidiaries are also required to set aside a portion (at least 10%) of their after tax net income, if any, each year for certain reserve funds. These reserve funds are not distributable as cash dividends.
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
Between 2001 and 2007, the exchange rate between Renminbi and U.S. dollars has varied by less than 11.9%. If the Renminbi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2007 which was used in preparing the Company’s audited financial statements as of and for the year ended December 31, 2007, our net asset value, as presented in U.S. dollars, would have been reduced by $0.09 million and $0.4 million, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by $0.09 million and $0.5 million, respectively. We cannot predict at this time what will be the long-term effect of the Chinese government’s decision to tie the Renminbi to a basket of currencies, rather than just to the U.S. dollar.
Inflation
Inflation has not materially impacted our results of operations in recent years. However, in 2007, China experienced significantly increased inflation, which, if it continues at that level or increases further, could have an adverse impact on our financial condition and result of operation in future periods. According to the China Statistical Bureau, China’s overall national inflation rate, as measured by the general consumer price index, was approximately 4.8%, 1.3% and 1.8% in 2007, 2006 and 2005, respectively.
TAXATION
Hurray! Holding Co., Ltd. is a tax-exempted company incorporated in the Cayman Islands. Up until December 31, 2007, pursuant to the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and the Tentative Regulations of the PRC on Enterprise Income Tax (the “Income Tax Laws”), our PRC subsidiaries and variable interest entities (“VIEs”) were generally subject to enterprise income tax at a statutory rate of 33%. Some of these subsidiaries and VIEs were qualified as high technology enterprises and under the Income Tax Laws, they were subject to a preferential tax rate of 15%. In addition, some of Hurray!’s subsidiaries are new-technology enterprises located in Beijing new-technology development zone and the Income Tax Laws, they were entitled to either a three-year tax exemption followed by three years with a 50% reduction in tax rate, commencing the first operating year. During 2007, the newly acquired companies, Shanghai Saiyu and Henan Yinshan enjoyed reduced taxable income which is calculated based on 10% of the revenue and subject to an income tax rate of 33%.
These preferential tax arrangements were originally to expire at various dates between 2006 and 2010. In 2005 and 2006 a number of our VIEs became subject to a higher tax rate as tax exemptions expired or were reduced. The aggregate dollar and per share effect of the tax holidays in 2007, 2006 and 2005 were $1.9 million, $2.2 million and $5.6 million and $0.0009, $0.0010 and $0.0027 per share, respectively.
In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. In addition, the Implementation Rules of the New Enterprise Income Tax Law, or the Implementation Rules were promulgated by the PRC State Council on December 6, 2007 and the Notice on Implementation of Transitional Arrangements for Preferential Policies of Enterprise Income Tax, or the Transitional Arrangements Notice, was promulgated by the PRC State Council on December 26, 2007. Under the New EIT system, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises. Enterprises established prior to March 16, 2007 eligible for preferential tax rate of 15% according to the then effective PRC Enterprise Income to Law for Foreign-Invested Enterprise and Foreign Enterprise tax laws and administrative regulations shall be subject to transitional rules as stipulated in the Transitional Arrangements Notice. In addition, certain qualified high and new technology enterprises strongly supported by the state may still benefit from a preferential tax rate of 15% under the New EIT Law if they meet the definition of “qualified high and new technology enterprise” strongly supported by the state set out in the Implementation Rules which refers to companies hold independent ownership of core intellectual properties and simultaneously meet a list of other criteria as stipulated. As a result, if our PRC subsidiaries qualify as qualified high and new technology enterprises strongly supported by the state under the new EIT Law, they will continue to benefit from a preferential tax rate of 15%. Otherwise, the applicable tax rate of our PRC subsidiaries may be subject to PRC income tax at a rate of 25% starting from 2008 under the New EIT system. We have used the new standard rates for calculation of deferred taxes until the necessary approvals are obtained.

Under the new Enterprise Income Tax law effective on January 1, 2008, the rules for determining whether an entity is resident in the PRC for tax purposes have changed and the determination of residence depends amongst other things on the “place of actual management.” If Hurray! Holding Co., Ltd., or our non-PRC subsidiaries, were to be determined to be a PRC resident for tax purposes, it or they, would be subject to tax in the PRC on our worldwide income including the income arising in jurisdictions outside the PRC. We have evaluated our resident status under the new law and related guidance and believes Hurray! Holding Co., Ltd. would not be a PRC tax resident for PRC income tax purposes.
As Hurray! Holding Co., Ltd. would be non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 from its PRC subsidiaries would be subject to a withholding tax of 10%.
Aggregate undistributed earnings of our subsidiaries and affiliates located in the PRC that are available for distribution to the Company at December 31, 2007 are considered to be indefinitely reinvested under APB opinion No. 23, “Accounting for Income Taxes — Special Areas,” and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to Hurray! Holding Co., Ltd. The PRC tax authorities have also clarified that distributions made out of retained earnings accumulated prior to January 1, 2008 are not subject to the withholding tax.
Our WVAS revenues are subject to a 3% business tax. Our recorded music services revenues are subject to a 5% business tax for royalties and advertising revenues and a 13% value-added tax for revenues from the sale of CDs. Our software and system integration services revenues, which have been classified as a discontinued operation on their sale in August 2007, were subject to a 17% value-added tax. Companies that develop their own software and register the software with the relevant authorities in China are generally entitled to a value-added tax rebate of 14%. Any service fees that Beijing Hurray! Times charges and subsequently collects pursuant to the exclusive technical and consulting service agreements with Hurray! Solutions and our other Chinese affiliates are subject to a 5% business tax.
Subject to the approval of the relevant tax authorities, Hurray! Solutions and other affiliated Chinese entities had total tax loss carryforwards of approximately $4.2 million and $3.7 million as of December 31, 2007 and 2006, respectively, for enterprise income tax purposes, which will expire by 2012. These tax loss carryforwards give rise to potential deferred tax assets totaling $1.1 million and $0.6 million as of December 31, 2007 and 2006, respectively. In 2005, we concluded that Hurray! Solutions and other affiliated Chinese entities did not record sufficient net income within the carryforward period to realize the full tax benefit of these past net losses. As a result, we established a valuation allowance for the full amount of these deferred tax assets. In 2006, we expected some of the affiliated Chinese entities would record sufficient net income within the carryforward period to realize the tax benefit of these past net losses, and the valuation allowance in respect of such deferred tax assets was reduced accordingly.
In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not result in a cumulative adjustment on January 1, 2007 and had no significant impact on our accounting for income taxes for the year ended December 31, 2007. We did not incur any interest or penalties related to potential underpaid income tax expenses, and also do not expect to have a significant increase or decrease on the unrecognized tax benefits within 12 months from December 31, 2007.
We are subject to taxation in PRC and other tax jurisdictions. There is no ongoing examination by taxing authorities at this time. Our various tax years from 2002 to 2007 are remaining open in various taxing jurisdictions.
Hurray Technologies (HK) Ltd., (“Hurray Technologies”), our 99% owned subsidiary, is subject to income tax in Hong Kong. Hong Kong companies are generally subject to a 17.5% corporate income tax. Hurray Technologies has not, however, paid any income taxes in Hong Kong because to date it has not received any revenues.
RECENTLY ISSUED ACCOUNTING STANDARDS
In March 2008, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 161, “Disclosures about Derivative Instruments and Hedging Activities” to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The standard requires disclosure of fair values of derivative instruments and their gains and losses in a tabular format as well as cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. It also requires that more information be provided about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. SFAS No.161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We do not expect the adoption of SFAS No. 161 to have a material impact on our financial statements.

In December 2007, the FASB issued SFAS No.141(R), “Business Combinations”, to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. We have not yet begun the process of assessing the potential impact that the adoption of SFAS No. 141(R) may have on its consolidated financial position or results of operations.
In December 2007, the FASB issued SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements” to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS No. 160 is effective for fiscal year, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We have not yet begun the process of assessing the potential impact that the adoption of SFAS No. 160 may have on our consolidated financial position or results of operations.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115”. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157. We are currently evaluating whether the adoption of SFAS 159 will have a significant effect on our consolidated results of operations and financial position.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which provides enhanced guidance for using fair value to measure assets and liabilities. This standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157” delays the effective date of Statement 157 for all nonrecurring fair value measurements of non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008. We are currently evaluating whether the adoption of SFAS 157 will have a significant effect on our consolidated financial position, results of operations or cash flows.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The names of our current directors and executive officers, their ages as of May 30, 2008 and the principal positions with the company held by them are as follows:

Name	Age	Position	Class	Term of Office
Qindai Wang	43	Chairman of the Board and Chief Executive Officer	Class I	2 years
Jesse Liu	45	Director	Class I	2 years
Robert Mao (1)	64	Director	Class I	2 years
Alan Powrie (1)	57	Director	Class III	1 year
Suberna Shringla(1)	42	Director	Class II	3 years
Songzuo Xiang	43	Director	Class II	3 years
Shudan Zhang	48	Director	Class III	1 year
Shaojian (Sean) Wang	44	President, Chief Operating Officer and Acting Chief Financial Officer	—	—

(1)	Member of the audit committee, compensation committee and nominating committee.

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
Jesse Liu. Mr. Liu has served on our board of directors since June 2001. From that date until June 2007, he also served as our Senior Vice President and Chief Financial Officer. Previously, Mr. Liu was the Vice President of Marketing at AsiaInfo Technologies (China) from July 1999 to August 2000. He served as the Business Development Director at Lucent Technologies for the North American market from 1995 to 1999 and as a Marketing Manager at AT&T Network Systems for Greater China from 1990 to 1995. Mr. Liu holds a Master of Business Administration degree from Columbia University, a Master of Science degree in Engineering from Iowa State University and a Bachelor of Science degree in Engineering from Tongji University.
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
Shaojian (Sean) Wang. Mr. Wang has served as our President and Chief Operating Officer since May 2006 and our Acting Chief Financial Officer since July 2007. Previously, Mr. Wang was Chief Operating Officer and Acting Chief Financial Officer at Opta Corporation, a publicly listed consumer electronics company in the U.S. that is controlled by TCL. Prior to that, he served as Chief Financial Officer at Pacificnet Inc., a technology investment and management company that invests in CRM solutions, mobile applications, and telecommunications in Asia. Prior to that, he served as the managing director at Thian Bing Investments PTE, Ltd, and as a country manager at Ecolab, Inc. Mr. Wang attended Peking University, received a Bachelor of Science degree in Economics from Hamline University and a Master of Business Administration from Carlson School of Management, University of Minnesota.
B. Compensation
Compensation of Directors and Executive Officers
In 2007, we paid an aggregate of approximately $578,633 and $160,000 in compensation to our executive officers and non-executive directors, respectively. In 2007, we granted an aggregate of 395,000 ADSs, equal to 39,500,000 nonvested shares, in lieu of stock options, to certain of our executive officers and senior management under our 2004 Share Incentive Plan, or 2004 Plan. These nonvested shares vest on an annual basis equally over three years, or 33.33% on each anniversary of the grant dates.
Full-time employees of our company and our subsidiaries in China participate in a government-mandated multi-employer defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance and other welfare benefits are provided to those employees. The total provision for such employee benefits, corresponding to the full amount of our company’s obligation in connection therewith was $2.6 million for 2007.
We have entered into indemnification agreements with each of our directors and executive officers under which we agree to indemnify each of them to the fullest extent permitted by Cayman Islands law, our articles of association and other applicable law, from and against all expenses and liabilities arising from any proceeding, to which the indemnitee is or was a party, witness or other participant. Upon the written request by a director or officer, we will, within 30 days after receipt of the request, advance funds for the payment of expenses, unless there has been a final determination that the director or officer is not entitled to indemnification for these expenses. We also maintain director and executive officer insurance for our directors and executive officers with limited liability of $20,000,000.
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
The executive officers are also entitled to exercise their stock options, which have vested at the time of employment termination, if not for cause, for a period of thirty days thereafter (or such other period of time not exceeding three months as is determined by the board of directors).
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
Summary of Stock Plans
2004 Share Incentive Plan
Our board of directors and shareholders adopted our 2004 Plan in July 2004. Our board of directors initially authorized the issuance of an aggregate of up to 80,000,000 of our ordinary shares under the 2004 Plan, subject to adjustment for a share split, or any future share dividend or other similar change in our ordinary shares or our capital structure. Commencing on the first business day of each calendar year for three years beginning in 2005, the number of ordinary shares reserved for issuance under the 2004 Plan (including issuances as incentive stock options) will be increased annually by a number equal to the lesser of (a) 2.5% of the total number of shares outstanding as of that date, (b) 70,000,000 ordinary shares, or (c) a lesser number of shares determined by the board. Pursuant to the adjustment provisions described above, the number of ordinary shares reserved for issuance under the 2004 Plan was increased by 29,666,800 shares for an aggregate total of 109,666,800 ordinary shares in 2005. No such adjustment was made in 2006. The number of ordinary shares reserved for issuance under the 2004 Plan was further increased by 50,000,000 shares for an aggregate total of 159,666,800 ordinary shares in 2007. No adjustment was made in 2008. In addition, shares which are currently subject to awards under our 2003 Stock Option Plan or 2002 Incentive Compensation Plan (which plans are described below) that terminate or expire on or after July 1, 2004 without the issuance of such shares will become available for award grants under our 2004 Plan. As a result of such terminations and expirations of options under these plans, an additional 6,448,740 ordinary shares are available for issuance under the 2004 Plan. A general description of the terms of the 2004 Plan is set forth below.
Types of Awards. Awards that can be granted under the 2004 Plan consist of:
•	our ordinary shares,

•	options to purchase our ordinary shares,

•	dividend equivalent rights, the value of which is measured by the dividends paid with respect to our ordinary shares,

•	nonvested shares,

•	stock appreciation rights the value of which is measured by appreciation in the value of our ordinary shares, and

•	any other securities the value of which is derived from the value of our ordinary shares and which can be settled for cash, our ordinary shares or other securities or a combination of cash, our ordinary shares or other securities.
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

C. Board Practices
For information regarding the terms of our current directors and the period during which our officers and directors have served in their respective positions, please refer to Item 6.A. “— Directors and Senior Management” above.
Our board of directors held 4 regular meetings and took action on 22 occasions by unanimous written consent during 2007. All of the directors who were serving in office during 2007 attended at least 75% of all the meetings of our board of directors and its committees on which such director served after becoming a member of our board of directors. We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and three of our directors attended the annual general meeting of shareholders held on August 30, 2007. Our board has determined that four of our current board members, Messrs. Mao, Shringla, Powrie and Zhang, are “independent” as defined under applicable NASDAQ rules.
The board has three committees: the audit committee, the compensation committee and the nominating committee.
In 2007, our audit committee held four formal meetings. Our audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.
Our compensation committee held two meetings in 2007. The compensation committee’s functions are to review and make recommendations to our board of directors regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors.
No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.
Our nominating committee held two meetings in 2007. The nominating committee is responsible for the assessment of the performance of the board of directors and considering and making recommendations to the board of directors with respect to the nominations or elections of directors.
The audit, compensation and nominating committees operate under written charters setting forth the functions and responsibilities of each such committee. Copies of those charters are available on our website at www.hurray.com. The members of our audit, compensation and nominating committees are Robert Mao, Suberna Shringla and Alan Powrie, each of whom satisfies the “independence” and financial literacy requirements of the National Association of Securities Dealers’ listing standards. Our board of directors has determined that Alan Powrie is an “audit committee financial expert” as that term is defined in Item 16A of Form 20-F.
D. Employees
As of December 31, 2007, 2006 and 2005 we had 444, 471 and 535 full-time employees, respectively.
The following table summarizes the functional distribution of our full-time employees as of December 31, 2007 after we restructured of our business lines as described in Item 4.B. “Information About the Company—Business Overview—Introduction.”

Department	2007
WVAS Business Unit (Wireless Value-Added Services)	292
E-Marketing Business Unit	40
Digital Media Business Unit	13
Offline Channel Business Unit	16
Marketing and New Business Development	12
Finance and Operation Planning	38
Human Resources and Administrative	24
Legal and Corporate Development	5
Office of Chief Executive Officer	4

Total	444

In addition, our affiliated music companies (Freeland Music, Huayi Brothers Music, New Run and Secular Bird) had an aggregate of approximately 173 employees as of December 31, 2007.
None of our personnel are represented under collective bargaining agreements. We consider our relations with our employees to be good.
E. Share Ownership
The following table sets forth certain information known to us with respect to the beneficial ownership as of May 30, 2008 by:
•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	our current executive officers and directors, and

•	all current directors and executive officers as a group.
As of May 30, 2008, 2,186,509,840 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the US Securities and Exchange Commission, or SEC, governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

	Number of Shares
	Beneficially Owned
Name	Number	Percentage
5% and above Shareholders
Venrock Associates	257,377,900	11.8%
30 Rockefeller Plaza - 5508
New York, NY 10112-0015, United States(1)

Executive Officers and Directors(2)
Pleasant Season Ltd./Qindai Wang(3)	188,621,660	8.6%
Jesse Liu(4)	80,443,560	3.7%
Robert Mao(5)	2,000,000	*
Suberna Shringla	—	*
Xero Holdings Ltd./Songzuo Xiang(6)	109,510,320	5.0%
Shudan Zhang	110,712,840	5.0%
Alan Powrie(7)	600,000	*
Shaojian (Sean) Wang	9,799,900	*
All current directors and executive officers as a group (8 persons)	501,688,280	22.9%

(1)	Venrock Associates is an investment adviser. This share information is based solely on information filed by such shareholder with the SEC.

(2)	The address of our executive officers and directors is c/o Hurray! Holding Co., Ltd., 15/F, Tower B, Gateway Plaza, No.18 Xia Guang Li, East Third Ring, Chaoyang District, Beijing 100027, People’s Republic of China.

(3)	Represents shares beneficially owned by Mr. Wang through a revocable trust in which he retains voting and dispositive power over such shares.

(4)	Includes 39,031,780 ordinary shares beneficially owned by Mr. Liu’s spouse, Carol Ng, through an irrevocable trust in the name of Olympia Hills Ltd. Ms. Ng retains voting and dispositive power over those shares in trust.

(5)	Represents ordinary shares issuable upon the exercise of stock options. All of the options have an exercise price of $0.0705 per ordinary share and an expiration date of June 30, 2013.

(6)	Represents ordinary shares beneficially owned by Dr. Xiang through a revocable trust in which he retains voting and dispositive power over such shares.

(7)	Represents ordinary shares issuable upon the exercise of stock options. All of the options have an exercise price of $0.1025 per ordinary share and an expiration date of January 1, 2014.
As of May 30, 2008, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.
As of May 30, 2008, approximately 80 of our ordinary shares were held in the U.S. by two holders of record, excluding shares held by our ADS depositary bank, Citibank N.A., on behalf of our ADS holders. Citibank N.A. has advised us that as of that date 18,588,867 ADSs, representing 1,858,886,700 ordinary shares, were held of record by Cede & Co and one other registered shareholder. We have no further information as to ordinary shares held, or beneficially owned, by U.S. persons.
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
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Please refer to Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”
B. Related Party Transactions
Related Party Transactions
We currently conduct our business in China through our wholly-owned subsidiary, Beijing Hurray! Times. To comply with ownership requirements under Chinese law, which impose certain restrictions on foreign companies from investing in certain industries such as value-added telecommunication and Internet services, our former wholly-owned subsidiary, Hurray! Times Communications, entered into a series of agreements with our affiliated Chinese entities, Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Network, Beijing Palmsky, Beijing Hutong, Hengji Weiye Henan Yinshan, Shanghai Saiyu, and Shanghai Magma (which are collectively referred to below as “our affiliated Chinese entities”) and their respective shareholders. Prior to transferring ownership of Hurray! Times Communications to TWM Holding Co. Ltd. as part of our sale of our SSI Business, we caused Hurray! Times Communications to transfer all of its agreements not pertaining to the SSI Business (including the agreements described below) to Beijing Hurray! Times. We hold no ownership interest in such affiliated Chinese entities. In addition, we control Hurray! Digital Media through three of our affiliated Chinese entities, Hurray! Solutions, Beijing Network and Beijing Hutong. See Item 4.C. “Information About the Company — Organizational Structure.”
The principal terms of the agreements with our affiliated Chinese entities and their respective shareholders are described below.
Powers of Attorney. Each of the shareholders of our affiliated Chinese entities has irrevocably designated Qindai Wang, in his capacity as General Manager of Beijing Hurray! Times, as attorney-in-fact, to vote on their behalf at shareholders meetings on matters on which they are entitled to vote with respect to Hurray! Solutions, Beijing Cool Young, WVAS Solutions, Beijing Network, Beijing Palmsky, Beijing Hutong, Hengji Weiye, Henan Yinshan, Shanghai Saiyu and Shanghai Magma, as the case may be,including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the directors of our affiliated Chinese entities. The term of each of the powers of attorney is ten years. These powers of attorney do not extend to votes by the shareholders of our company or subsidiaries.

Each such power of attorney by its terms is valid only for so long as the designated attorney-in-fact remains the general manager of Beijing Hurray! Times. If the attorney-in-fact ceases to be the general manager, the power of attorney will terminate automatically and the succeeding general manager shall be designated.
Operating Agreements. Through Beijing Hurray! Times, we may provide guarantees to our affiliated Chinese entities of their contracts, agreements or transactions with third parties, to the extent permitted under Chinese law. In return, our affiliated Chinese entities have granted us a security interest over all of their assets, including all of their accounts receivable, which have not previously been encumbered by security interests. We also have the right of first refusal with respect to future loan guarantees. In addition, our affiliated Chinese entities and their shareholders have each agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect their assets, rights and obligations, or business without our prior written consent. They will also appoint persons designated by Beijing Hurray! Times as the directors, officers and other senior management personnel of our affiliated Chinese entities, as well as accept the guidance of Beijing Hurray! Times regarding their day-to-day operations, financial management and the hiring and dismissal of their employees. While Beijing Hurray! Times has the right to terminate all of its agreements with our affiliated Chinese entities if any of our agreements with them expires or is terminated, our affiliated Chinese entities may not terminate the operating agreements during the term of the agreements, which is ten years.
Exclusive Technical Consulting and Services Agreements. Through Beijing Hurray! Times, we provide our affiliated Chinese entities with exclusive technical support and related consulting and information services. We are the exclusive provider of these services. The initial term of these agreements is ten years. The service fees are subject to adjustment from time to time based on the services provided to our affiliated Chinese entities, up to amounts equaling all of these entities’ revenues.
Software Transfer Agreements and Software License Agreements. Beijing Palmsky also entered into agreements to transfer to Beijing Hurray! Times its ownership rights in its games software, which Beijing Hurray! Times has licensed back for Beijing Palmsky’s use in its operations on a non-exclusive basis for a nominal license fee.
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
Equity Interests Pledge Agreements. Each of the shareholders of our affiliated Chinese entities pledged their respective equity interests in such entities to guarantee the payment of the service fee by our affiliated Chinese entities under the Exclusive Technical Consulting and Services Agreements described above. If any of our affiliated Chinese entities breach any of their obligations under the Equity Interests Pledge Agreements, Beijing Hurray! Times is entitled to sell the equity interests held by such shareholders and retain the proceeds of such sale or require any of them to transfer to us their equity interest in the applicable affiliated entity.
We believe that the terms of these agreements are no less favorable to us than we could obtain from disinterested parties. The material terms of the agreements among us, our respective affiliated Chinese entities and their shareholders are substantially identical except for the amount of license fees paid by each entity. We believe that the individual shareholders of each entity will not receive any personal benefits from these agreements, except as shareholders of our company. As a result of the foregoing contractual arrangements, we effectively have financial control over our affiliated Chinese entities through our security interests over their assets, our ability to receive up to all of their revenue and our other rights described above. In turn, the general manager of Beijing Hurray! Times (currently Qindai Wang), who, as a matter of Chinese law, is subject to the direction of Beijing Hurray! Times’ board of directors, maintains control over all voting matters involving our affiliated Chinese entities.
We have also entered into certain agreements with Huayi Brothers Music and Freeland Music for online and offline distribution of music content which are described under Item 4.B. “Business Overview — Product and Content Development — Music Production.”
As part of the acquisition agreements for the purchase of Huayi Brothers Music and Freeland Music, we agreed to use the existing distribution and CD manufacturing operations, where appropriate, owned by the minority shareholders, or their related parties, of these companies. In addition these parties may use the music or artists of Huayi Brothers Music and Freeland Music and make royalty and other payments to Huayi Brothers Music or Freeland Music. The term of such agreements is one year although such agreements may be extended by the mutual agreement of both parties. During 2007, we recognized revenues of $645,134 and made payments under these agreements of $96,725.

C. Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
See Item 18. “Financial Statements” for our audited consolidated financial statements filed as part of this annual report on Form 20-F.
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
B. Significant Changes
See Item 5.A “Operating Results — Recent Developments” and Item 18 “Financial Statements” for information regarding significant changes to us since December 31, 2007.
Item 9. The Offer and Listing
Not applicable except for Item 9.A.4. and Item 9.C.
American Depositary Shares, or ADSs, each representing 100 of our ordinary shares, have been listed on the Nasdaq Global Market since February 4, 2005. Our ADSs trade under the symbol “HRAY.”
The following table provides the high and low prices for our ADSs on the Nasdaq Global Market for (1) each year since our initial public offering, (2) each quarter in the two most recent financial years and the most recent quarter and (3) each of the most recent six months.

	Sales Price
	High	Low
Annual highs and lows
2005 (February 4, 2005 through December 31, 2005)	$11.80	$7.67
2006 (January 1, 2006 through December 31, 2006)	$9.71	$4.70
2007 (January 1, 2007 through December 31, 2007)	$6.53	$3.05
2008 (January 1, 2008 through May 30, 2008)	$4.21	$2.36

Quarterly highs and lows
First Quarter 2006	$9.68	$7.51
Second Quarter 2006	$9.71	$5.22
Third Quarter 2006	$6.74	$4.70
Fourth Quarter 2006	$8.28	$5.67
First Quarter 2007	$6.53	$4.85
Second Quarter 2007	$5.62	$4.36
Third Quarter 2007	$6.04	$3.32
Fourth Quarter 2007	$6.04	$3.05

	Sales Price
	High	Low
First Quarter 2008	$4.21	$2.36
Second Quarter 2008 (April 1, 2008 through May 30, 2008)	$3.10	$2.61

Monthly highs and lows
December 2007	$4.53	$3.46
January 2008	$4.21	$3.11
February 2008	$3.52	$3.05
March 2008	$3.38	$2.36
April 2008	$3.00	$2.61
May 2008	$3.10	$2.66
Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
Please see “Description of Share Capital” in our registration statement on Form F-1 filed on January 12, 2005, as amended, with the SEC.
C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information About the Company,” and Item 7.B. “Related Party Transactions,” or elsewhere in this annual report on Form 20-F.
D. Exchange Controls
Foreign currency exchange regulation in China is primarily governed by the following rules:
•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.
Under the Exchange Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is subject to the approval of the SAFE.
Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the PRC Ministry of Commerce, the SAFE and the NDRC.
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
This summary is for general information only and does not address all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: banks; financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the United States; persons subject to the alternative minimum tax; persons holding ordinary shares or ADSs as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; and U.S. Holders (as defined below) whose functional currency is other than the U.S. dollar.
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
TAXATION OF U.S. HOLDERS
Passive Foreign Investment Company
We believe that we were a PFIC for taxable years 2006 and 2007 and are likely to be classified as a PFIC for the current taxable year of 2008. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year.
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
Default PFIC Rules under Section 1291 of the Code. If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds ordinary shares or ADSs. Since we believe that we were a PFIC for 2006 and 2007, if you held ordinary shares or ADSs in 2006 or 2007, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares or ADSs. Even if you only began holding ordinary shares or ADSs in the current taxable year of 2008, if it turns out that we are a PFIC for 2008, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares or ADSs. You may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default tax rules of Section 1291 of the Code discussed above) as if your ordinary shares or ADSs had been sold on the last day of the last taxable year for which we were a PFIC.
If we are a treated as a PFIC with respect to you, the U.S. federal income tax consequences to you of the ownership and disposition of ordinary shares or ADSs will depend on whether you make an election to treat us as a qualified electing fund (“QEF”) under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). If you owned or own ordinary shares or ADSs while we were or are a PFIC and have not made either a QEF Election or a Mark-to-Market Election, you will be referred to in this summary as a “Non-Electing U.S. Holder.”
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
In addition, notwithstanding any election you may make, dividends that you receive from us will not be eligible for the preferential tax rates applicable to QDI (as discussed below in “Distributions on Ordinary Shares or ADSs”) if we are a PFIC either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.
Special rules for Non-Electing U.S. Holders will apply to determine U.S. foreign tax credits with respect to foreign taxes imposed on distributions on ordinary shares or ADSs.
If we are a PFIC in any year with respect to you, you will be required to file an annual return on IRS Form 8621 regarding distributions received on ordinary shares or ADSs and any gain realized on the disposition of ordinary shares or ADSs. Since we believe that we were a PFIC for 2007, if you held ordinary shares or ADSs in 2007, you are required to file IRS Form 8621 for 2007 and for all succeeding years during which we continue to be treated as a PFIC with respect to you. Alternatively, even if you only began holding ordinary shares or ADSs in the current taxable year of 2008, if it turns out that we are a PFIC for 2008, you will be required to file IRS Form 8621 for 2008 and for all succeeding years during which we continue to be treated as a PFIC with respect to you.
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
U.S. Federal Income Tax Consequences If We Are Not Treated as a PFIC
The discussion in “Distributions on Ordinary Shares or ADSs” and “Dispositions of Ordinary Shares or ADSs” below describes the applicable U.S. federal income tax consequences to a U.S. investor in the event that that we are not treated as a PFIC for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion in “Passive Foreign Investment Company” above.
Distributions on Ordinary Shares or ADSs
General. Subject to the discussion in “Passive Foreign Investment Company” above, if you actually or constructively receive a distribution on ordinary shares or ADSs, you must include the distribution in gross income as a taxable dividend on the date of your (or in the case of ADSs, the depositary’s) receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any foreign tax withheld. Dividends paid by us generally will not be eligible for the dividends received deduction allowed to corporations with respect to dividends received from certain domestic corporations. Dividends paid by us may or may not be eligible for preferential rates applicable to qualified dividend income, as described below.
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
Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2011, dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate of 15%. However, we believe that we are likely a PFIC for the current taxable year of 2008, and as a result, dividends paid by us will likely not be treated as QDI.
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
Dispositions of Ordinary Shares or ADSs
Subject to the discussion in “Passive Foreign Investment Company” above, you generally will recognize taxable gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the ordinary shares or ADSs. Such gain or loss will be capital gain or loss.

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
If distributions are effectively connected with a U.S. trade or business and (if applicable) attributable to a U.S. permanent establishment, you generally will be subject to tax on such distributions in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders - Distributions on Ordinary Shares or ADSs” above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
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
If you meet the test in clause (i) above, you generally will be subject to tax on any gain that is effectively connected with your conduct of a trade or business in the United States in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders — Dispositions of Ordinary Shares or ADSs” above. Effectively connected gain realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
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
A substantial portion of our current operations is conducted in China through our wholly-owned subsidiaries which are incorporated in China. All or most of our assets are located in China. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
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
We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31 of each year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
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
As of December 31, 2007, we have used approximately $11.8 million in net proceeds from our initial public offering to acquire certain businesses, and fund expenses primarily for general corporate purposes, product development, software and technology infrastructure products and other capital expenditures. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.
Citigroup Global Markets Inc., Piper Jaffray Co. and Think Equity Partners LLC were the underwriters for our initial public offering.
Item 15. Controls and Procedures
Disclosure Controls and Procedures
Under the supervision and with the participation of management, including our chief executive officer and the chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2007. Based on this evaluation, our chief executive officer and chief financial officer concluded as of December 31, 2007 that our disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that
(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets,
(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and
(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company.
Management has used the framework set forth in the report entitled Internal Control—Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2007.
This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.
Our management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only our management’s report in this annual report on Form 20-F.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.
Item 16. Reserved
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Mr. Alan Powrie qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC and that Mr. Powrie is “independent” as defined under applicable Nasdaq rules.
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
Item 16C. Principal Accountant Fees and Services
Disclosure of Fees Charged by Independent Accountants
The following table summarizes the fees charged by Deloitte Touche Tohmatsu CPA Ltd. (our independent accountants from 2001 until the present time) for certain services rendered to our company during 2007 and 2006.

	For the year ended
	December 31,
	2007	2006
Audit fees(1)	$641,898	$315,375
Audit related fees(2)	$6,362	$4,696
Tax fees(3)	—	—
All other fees(4)	—	—

(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for our calendar year audits and reviews of financial statements.

(2)	“Audit-related fees” means the aggregate fees incurred in each of the fiscal years listed for professional services related to the audit of our financial statements that are not reported under “Audit fees” and consultation on accounting standards or transactions.

(3)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	“All other fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered other than those reported under “Audit fees,” “Audit-related fees,” and “Tax fees.”
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
Item 18. Financial Statements
The consolidated financial statements for Hurray! Holding Co., Ltd. and its subsidiaries are included at the end of this annual report on Form 20-F.
Item 19. Exhibits

Exhibit
Number	Document
1.1
Amended and Restated Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 3.1 to our registration statement on Form F-1 (Registration No. 333-121987) filed with the Commission on January 12, 2005).

2.1
Specimen American Depositary Receipt of the Company (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-6 (Registration No. 333-122004) filed with the Commission on January 13, 2005).

2.2
Specimen Share Certificate of the Company (incorporated herein by reference to Exhibit 4.2 to our registration statement on Form F-1 (Registration No. 333-121987) filed with the Commission on January 12, 2005).

2.3
Deposit Agreement dated February 9, 2005 among the Company, Citibank N.A. and holders of the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 3(a) to our registration statement on Form F-6 (Registration No. 333-122004) filed with the Commission on January 13, 2005).

Exhibit
Number	Document
4.1
Amended and Restated Registration Rights Agreement dated as of June 16, 2003 by and among Hurray! Holding Co., Ltd., Fidelity Greater China Ventures Fund L.P., Venture TDF Technology Fund III, L.P., Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P. (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.2	2002 Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.3	2003 Stock Option Plan (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.4	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.5
Employment Agreement by and between Hurray! Holding Co., Ltd. and Qindai Wang dated May 5, 2004 (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.6
Employment Agreement by and between Hurray! Holding Co., Ltd. and Shaojian (Sean) Wang on May 23, 2006 (incorporated by reference to Exhibit 4.7of our annual report on Form 20-F (File No. 000-51116) filed with the Commission on June 15, 2007).

4.7
Translation of Equity Transfer Agreement by and among Zhang Yi, Shang Aiqin, Wang Jiang, Xu Hongyan, Xie Peifu, He Ming and Chen Yixiao dated December 30, 2005 (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F filed with the Commission on June 15, 2006).

4.8
Translation of Equity Transfer and Capital Increase Agreement by and among Beijing Huayi Brothers Advertising Co., Ltd., Beijing Qixin Weiye Culture Development Co., Ltd. and Hurray! Digital Music Technology Co., Ltd. dated December 12, 2005 (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F filed with the Commission on June 15, 2006).

4.9
Translation of Cooperation Agreement by and among Hurray! Solutions, Ltd., Beijing Enterprise Mobile Technology Co., Ltd., Beijing Hutong Wuxian Technology Co., Ltd., Zhong Xiongbing, Guangdong Freeland Movie and Television Production Co., Ltd., Beijing Shiji Freeland Movie and Television Distribution Co., Ltd., Shanghai Hai Le Audio & Video Distribution Co., Ltd. and Hong Kong Freeland Movie Industry Group Co., Ltd. dated November 14, 2005 (incorporated by reference to Exhibit 4.16 of our annual report on Form 20-F filed with the Commission on June 15, 2006).

4.10
Translation of Data Service Cooperation Agreement between Beijing Enlight Times Info Co., Ltd and Hurray! Solutions Ltd. (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.11
Translation of Contracts in Relation to Maximum Amount of Guarantee between Hua Xia Bank as creditor and each of Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. as guarantor dated December 31, 2004 (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.12
Translation of Agreement for Transfer of Entitlement to Dividends between Qindai Wang and Hurray! Holding Co., Ltd. dated August 15, 2003 (incorporated by reference to Exhibit 10.24 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.13
Translation of Software Assignment Agreement between Hurray! Solutions Ltd. and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004 (incorporated by reference to Exhibit 10.27 of our registration statement on Form F-1 (File No. 333 121987) filed with the Commission on January 12, 2005).

Exhibit
Number	Document
4.14
Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004(incorporated by reference to Exhibit 10.28 of our registration statement on Form F-1 (File No. 333 121987) filed with the Commission on January 12, 2005).

4.15
Translation of Letter of Undertaking by Qindai Wang dated May 5, 2004 (incorporated by reference to Exhibit 10.31 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.16
Translation of Authorization Agreement by Songzuo Xiang dated May 5, 2004 (incorporated by reference to Exhibit 10.32 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.17
Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004 (incorporated by reference to Exhibit 10.33 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.18
Translation of Operating Agreement among Hurray! Times Communications (Beijing) Ltd., Hurray! Solutions Ltd., Qindai Wang and Songzuo Xiang dated May 5, 2004 (incorporated by reference to Exhibit 10.34 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.19
Translation of Contract Related to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Hurray! Solutions Ltd. and Qindai Wang dated May 5, 2004 (incorporated by reference to Exhibit 10.35 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.20
Translation of Contract Related to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Hurray! Solutions Ltd. and Songzuo Xiang dated May 5, 2004 (incorporated by reference to Exhibit 10.36 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.21
Translation of Equity Interests Pledge Agreement between Qindai Wang and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004 (incorporated by reference to Exhibit 10.37 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.22
Translation of Equity Interests Pledge Agreement between Songzuo Xiang and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004 (incorporated by reference to Exhibit 10.38 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.23
Translation of Letter of Undertaking by Qindai Wang dated May 5, 2004 (incorporated by reference to Exhibit 10.39 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.24
Translation of Authorization Agreement by Hurray! Solutions Ltd. dated May 5, 2004 (incorporated by reference to Exhibit 10.40 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.25
Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to Exhibit 10.41 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.26
Translation of Operating Agreement among Hurray! Times Communications (Beijing) Ltd., Beijing Cool Young Information Technology Co., Ltd., Qindai Wang and Hurray! Solutions Ltd. dated May 5, 2004 (incorporated by reference to Exhibit 10.42 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

Exhibit
Number	Document
4.27
Translation of Contract Related to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Qindai Wang and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to Exhibit 10.43 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.28
Translation of Contract Related to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Hurray! Solutions Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to Exhibit 10.44 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.29
Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Qindai Wang dated May 5, 2004 (incorporated by reference to Exhibit 10.45 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.30
Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004 (incorporated by reference to Exhibit 10.46 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.31
Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Cool Young Information Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to Exhibit 10.49 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.32
Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004 (incorporated by reference to Exhibit 10.53 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.33
Translation of Authorization Agreements by each of Sun Hao and Wang Xiaoping dated October 1, 2004 and October 1, 2004, respectively (incorporated by reference to Exhibit 10.55 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.34
Translation of Authorization Agreement by Beijing Enterprise Network Technology Co., Ltd. dated October 1, 2004 (incorporated by reference to Exhibit 10.56 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.35
Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing WVAS Solutions Ltd. dated May 5, 2004 (incorporated by reference to Exhibit 10.57 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.36
Translation of Operating Agreement among Hurray! Times Communications (Beijing) Ltd., Beijing WVAS Solutions Ltd., Beijing Enterprise Network Technology Co., Ltd., Sun Hao and Wang Xiaoping dated October 1, 2004 (incorporated by reference to Exhibit 10.58 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.37
Translation of Contracts Relating to Exclusive Purchase Right of Equity Interest between Hurray! Holding Co., Ltd., Beijing WVAS Solutions Ltd. and each of Sun Hao and Wang Xiaoping dated October 1, 2004 and October 1, 2004, respectively (incorporated by reference to Exhibit 10.59 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.38
Translation of Contract Relating to Exclusive Purchase Right of Equity Interest between Hurray! Holding Co., Ltd., Beijing WVAS Solutions Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated October 1, 2004 (incorporated by reference to Exhibit 10.60 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.39
Translation of Equity Interests Pledge Agreements between Hurray! Times Communications (Beijing) Ltd. and each of Sun Hao and Wang Xiaoping dated October 1, 2004 and October 1, 2004, respectively (incorporated by reference to Exhibit 10.61 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

Exhibit
Number	Document
4.40
Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated October 1, 2004 (incorporated by reference to Exhibit 10.62 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.41
Translation of Software Assignment Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to Exhibit 10.65 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.42
Translation of Software License Agreement between Hurray! times Communications (Beijing) Ltd. and Beijing Palmsky Technology Col, Ltd. dated May 5, 2004 (incorporated by reference to Exhibit 10.66 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.43
Translation of Authorization Agreement by Yang Haoyu dated October 1, 2004 (incorporated by reference to Exhibit 10.69 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.44
Translation of Authorization Agreement by Wang Jianhua dated October 1, 2004 (incorporated by reference to Exhibit 10.70 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.45
Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Palmsky Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to Exhibit 10.71 of our registration statement on Form F-1 (File No. 333-121987) filed with the

Commission on January 12, 2005).

4.46
Translation of Operating Agreement among Hurray! Times Communications (Beijing) Ltd., Beijing Palmsky Technology Co., Ltd., Yang Haoyu and Wang Jianhua dated October 1, 2004 (incorporated by reference to Exhibit 10.72 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.47
Translation of Contract Relating to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Yang Haoyu and Beijing Palmsky Technology Co., Ltd. dated October 1, 2004 (incorporated by reference to Exhibit 10.73 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.48
Translation of Contract Relating to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Wang Jianhua and Beijing Palmsky Technology Co., Ltd. dated October 1, 2004 (incorporated by reference to Exhibit 10.74 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.49
Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Yang Haoyu dated October 1, 2004 (incorporated by reference to Exhibit 10.75 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.50
Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Wang Jianhua dated October 1, 2004 (incorporated by reference to Exhibit 10.76 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.51
Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to Exhibit 10.79 of our registration statement on Form F-1 (file No. 333-121987) filed with the Commission on January 12, 2005).

Exhibit
Number	Document
4.52
Translation of Authorization Agreement by Sun Hao dated August 15, 2004 (incorporated by reference to Exhibit 10.81 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.53
Translation of Authorization Agreement by Wang Xiaoping dated August 15, 2004 (incorporated by reference to Exhibit 10.82 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.54
Translation of Exclusive Technical Consulting and Services Agreement between Hurray! Times Communications (Beijing) Ltd. and Beijing Enterprise Network Technology Co., Ltd. dated May 5, 2004 (incorporated by reference to Exhibit 10.83 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.55
Translation of Operating Agreement between Hurray! Times Communications (Beijing) Ltd., Beijing Enterprise Network Technology Co., Ltd., Sun Hao and Wang Xiaoping dated August 15, 2004 (incorporated by reference to Exhibit 10.84 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.56
Translation of Contract Relating to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Wang Xiaoping and Beijing Enterprise Network Technology Co., Ltd. dated August 15, 2004 (incorporated by reference to Exhibit 10.85 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.57
Translation of Contract Relating to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Sun Hao and Beijing Enterprise Network Technology Co., Ltd. dated August 15, 2004 (incorporated by reference to Exhibit 10.86 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.58
Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Sun Hao dated October 1, 2004 (incorporated by reference to Exhibit 10.87 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.59
Translation of Equity Interests Pledge Agreement between Hurray! Times Communications (Beijing) Ltd. and Wang Xiaoping dated October 1, 2004 (incorporated by reference to Exhibit 10.88 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.60
Translation of Agreement on Transfer of Shares of Beijing Enterprise Network Technology Co., Ltd. between Sun Hao and Wang Xiaoping and Hurray! Solutions Ltd. and Wang Qindai dated July 19, 2004 (incorporated by reference to Exhibit 10.89 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.61
Translation of Software License Agreement by and between Hurray! Times Communications (Beijing) Ltd. and Shanghai Magma Digital Technology Co. Ltd. dated January 12, 2006 (incorporated by reference to Exhibit 4.97 of our annual report on Form 20-F (File No. 000-51116) filed with the

Commission on June 15, 2006).

4.62
Translation of Software Assignment Agreement by and between Shanghai Magma Digital Technology Co. Ltd. and Hurray! Times Communications (Beijing) Ltd. dated January 12, 2006 (incorporated by reference to Exhibit 4.98 of our annual report on Form 20-F (File No. 000-51116) filed with the Commission on June 15, 2006).

4.63
Translation of Authorization Agreement by Shang Aiqin dated January 12, 2006 (incorporated by reference to Exhibit 4.101 of our annual report on Form 20-F (File No. 000 51116) filed with the Commission on June 15, 2006).

4.64
Translation of Authorization Agreement by Zhang Yi dated January 12, 2006 (incorporated by reference to Exhibit 4.102 of our annual report on Form 20-F (File No. 000 51116) filed with the Commission on June 15, 2006).

Exhibit
Number	Document
4.65
Translation of Exclusive Technical Consulting and Services Agreement by and between Hurray! Times Communications (Beijing) Ltd. and Shanghai Magma Digital Technology Co. Ltd. dated January 12, 2006 (incorporated by reference to Exhibit 4.103 of our annual report on Form 20-F (File No. 000 51116) filed with the Commission on June 15, 2006).

4.66
Translation of Operating Agreement by and among Hurray! Times Communications (Beijing) Ltd., Shanghai Magma Digital Technology Co. Ltd., Zhang Yi and Shang Aiqin dated January 12, 2006 (incorporated by reference to Exhibit 4.104 of our annual report on Form 20-F (File No. 000 51116) filed with the Commission on June 15, 2006).

4.67
Translation of Contract Relating to the Exclusive Purchase Right of an Equity Interest by and among Hurray! Holding Co., Ltd., Shang Aiqin and Shanghai Magma Digital Technology Co. Ltd. dated January 12, 2006 (incorporated by reference to Exhibit 4.105 of our annual report on Form 20-F (File No. 000 51116) filed with the Commission on June 15, 2006).

4.68
Translation of Contract Relating to the Exclusive Purchase Right of an Equity Interest by and among Hurray! Holding Co., Ltd., Zhang Yi and Shanghai Magma Digital Technology Co. Ltd. dated January 12, 2006 (incorporated by reference to Exhibit 4.106 of our annual report on Form 20-F (File No. 000 51116) filed with the Commission on June 15, 2006).

4.69
Translation of Equity Interests Pledge Agreement by and between Hurray! Times Communications (Beijing) Ltd. and Zhang Yi dated January 12, 2006 (incorporated by reference to Exhibit 4.107 of our annual report on Form 20-F (File No. 000 51116) filed with the Commission on June 15, 2006).

4.70
Translation of Equity Interests Pledge Agreement by and between Hurray! Times Communications (Beijing) Ltd. and Shang Aiqin dated January 12, 2006 (incorporated by reference to Exhibit 4.108 of our annual report on Form 20-F (File No. 000 51116) filed with the Commission on June 15, 2006).

4.71	2004 Share Incentive Plan (incorporated by reference to Exhibit 10.95 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.72
Translation of Supplemental Agreement to Agreement on Transfer of Shares of Beijing Enterprise Network Technology Co., Ltd. among Hurray! Holding Co., Ltd., Qindai Wang, Yu Qin and Zhang Chen dated November 4, 2004 (incorporated by reference to Exhibit 10.96 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.73
Translation of Supplemental Agreement to Agreement on Transfer of Shares of Beijing Enterprise Mobile Technology Co., Ltd. among Hurray! Holdings Co., Ltd., Funway Investment Holdings Ltd. and I-mode Technology Ltd. dated November 4, 2004 (incorporated by reference to Exhibit 10.97 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.74
Translation of Loan Agreement between Beijing Enterprise Network Technology Co., Ltd. and Yu Qin dated November 4, 2004 (incorporated by reference to Exhibit 10.98 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.75
Translation of Loan Agreement between WVAS Solutions Ltd. and Yu Qin dated November 4, 2004 (incorporated by reference to Exhibit 10.99 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.76
Translation of Supplemental Agreement dated January 25, 2005 to certain Equity Interests Pledge Agreements (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 28, 2005).

4.77
Translation of Cooperation Agreement between Hurray! Digital Media Technology Co., Ltd., Lan Gang, Chen Jianzhong, Hu Li, and Guangzhou Hurray! Secular Bird Culture Communication Co., Ltd, dated March 12, 2007 (incorporated by reference to Exhibit 4.120 of our annual report on Form 20-F (File No. 000-51116) filed with the Commission on June 15, 2007).

Exhibit
Number	Document
4.78
Translation of Supplemental Agreement between Hurray Holdings Co., Ltd. and Magma Digital International Limited, dated September 1, 2006 (incorporated by reference to Exhibit 4.121 of our annual report on Form 20-F (File No. 000-51116) filed with the Commission on June 15, 2007).

4.79
Translation of Supplemental Agreement between Hurray Solutions, Ltd., Beijing Enterprise Mobile Technology Co., Ltd., Beijing Hutong Wuxian Technology Co., Ltd., Zhong Xiongbing, Guangdong Freeland Movie and Television Production Co., Ltd., Beijing Shiji Freeland Movie and Television Distribution Co., Ltd., Shanghai Hai Le Audio and Video Distribution Co., Ltd., Hong Kong Freeland Movie Industry Group Co., Ltd. and Beijing Freeland Wu Xian Digital Music Technology Co., Ltd., dated July 30, 2006 (incorporated by reference to Exhibit 4.122 of our annual report on Form 20-F (File No. 000-51116) filed with the Commission on June 15, 2007).

4.80
Translation of Supplemental Agreement between Hurray Solutions, Ltd., Beijing Enterprise Mobile Technology Co., Ltd., Beijing Hutong Wuxian Technology Co., Ltd., Zhong Xiongbing, Guangdong Freeland Movie and Television Production Co., Ltd., Beijing Shiji Freeland Movie and Television Distribution Co., Ltd., Shanghai Hai Le Audio and Video Distribution Co., Ltd. and Hong Kong Freeland Movie Industry Group Co., Ltd, dated November 30, 2006 (incorporated by reference to Exhibit 4.123 of our annual report on Form 20-F (File No. 000-51116) filed with the Commission on June 15, 2007).

4.81
Translation of Cooperation Agreement between China Mobile Communications Group Corporation and Monternet WAP Service Provider between China Mobile Communications Group Corporation and Beijing Hutong Wuxian Technology Co., Ltd, dated April 27, 2007.

4.82
Translation of Mobile Value-added Service Cooperation Agreement with China United Telecommunications Corporation between China United Telecommunications Corporation and Beijing Hengjiweiye Electronic Commerce Co., Ltd., dated August 30, 2007.

4.83
Share Purchase Agreement among Hurray! Holding Co., Ltd., Enlight Media Limited, Changtian Wang, Yinglian Du, Delai Li, Xiaoping Li and Hongtian Wang (incorporated by reference to Exhibit 99.3 of our report of foreign issuer on Form 6-K (File No. 000-51116) filed with the Commission on November 23, 2007).

4.84	Translation of Equity Transfer Agreement between TWM Holding, Hurray! Holding Co., Ltd., and Hurray! Times Communications (Beijing) Ltd. dated October 8, 2007.

4.85	Translation of Equity Transfer Agreement of Shanghai Saiyu Information Technology Co., Ltd. among Liang Ruan, Yuqi Shi, Jie Li and Jianmei Wan, dated February 12, 2007.

4.86
Translation of Transfer Agreement between Hurray! Times Communications (Beijing) Co., Ltd., Beijing WVAS Solutions Ltd., Beijing Enterprise Network Technology Co., Ltd., Xiaoping Wang, Hao Sun and Beijing Hurray! Times Technology Co., Ltd., dated May, 2007.

8.1	List of Significant Subsidiaries and Affiliates.

Exhibit
Number	Document

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F filed with the Commission on June 15, 2006).

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HURRAY! HOLDING CO., LTD.
By:	/s/ Shaojian (Sean) Wang
Shaojian (Sean) Wang
Acting Chief Financial Officer

Date: June 19, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Hurray! Holding Co., Ltd.
Beijing, the People’s Republic of China
We have audited the accompanying consolidated balance sheets of Hurray! Holding Co., Ltd. and its subsidiaries and variable interest entities (the “Company”) at December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2007, 2006 and 2005, and related financial statement schedule included in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and related financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hurray! Holding Co., Ltd. and its subsidiaries and variable interest entities at December 31, 2007 and 2006 and the results of their operations and their cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
As described in Note 2 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based payment”. In addition, effective January 1, 2007, the Company adopted the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes— An Interpretation of FASB Statement No.109”.
Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
June 18, 2008

HURRAY! HOLDING CO., LTD.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006
	(in U.S. dollars, except share data)
Assets
Current assets:
Cash	$65,978,884	$74,596,978
Accounts receivable, net of allowance of $699,525 and $284,402 as of December 31, 2007 and 2006, respectively	14,691,160	13,449,419
Prepaid expenses and other current assets	3,120,050	2,700,704
Amount due from related parties	464,410	167,464
Inventories	292,655	177,926
Current deferred tax assets	748,049	295,755
Receivable on disposal of subsidiary	4,151,400	—

Total current assets	89,446,608	91,388,246
Property and equipment, net	1,636,089	1,954,201
Acquired intangible assets, net	4,970,920	6,023,183
Investment in equity affiliate	2,420,522	—
Goodwill	5,620,906	39,621,494
Deposits and other long-term assets	848,588	632,494
Non-current deferred tax assets	650,091	370,781

Total assets	$105,593,724	$139,990,399

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$3,575,410	$3,680,913
Acquisitions payable	7,101,498	5,832,464
Accrued expenses and other current liabilities	2,906,400	2,613,313
Amount due to related parties	256,058	321
Income tax payable	210,548	488,639
Current deferred tax liabilities	416,835	344,802

Total current liabilities	14,466,749	12,960,452
Long-term payable	32,304	—
Non-current deferred tax liabilities	844,610	850,734

Total liabilities	15,343,663	13,811,186

Commitments and contingencies (Note 20)
Minority interests	4,667,402	3,359,193

Shareholders’ equity:
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; 2,173,784,440 and 2,162,031,740 shares issued and outstanding as of December 31, 2007 and 2006, respectively)	108,689	108,102
Additional paid-in capital	74,066,839	73,608,117
Statutory reserves	6,502,849	5,661,061
(Accumulated deficit) retained earnings	(2,750,592)	40,041,391
Accumulated other comprehensive income	7,654,874	3,401,349

Total shareholders’ equity	85,582,659	122,820,020

Total liabilities, minority interests and shareholders’ equity	$105,593,724	$139,990,399

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2007	2006	2005
	(in U.S. dollars, except share data)
Revenues:
Wireless value-added services	$50,038,014	$62,512,483	$56,062,368
Recorded music	10,488,613	6,203,418	—

Total revenues	60,526,627	68,715,901	56,062,368

Cost of revenues:
Wireless value-added services	36,394,300	40,672,113	28,634,488
Recorded music	6,232,728	3,553,144	—

Total cost of revenues	42,627,028	44,225,257	28,634,488

Gross profit	17,899,599	24,490,644	27,427,880

Operating expenses:
Product development (including stock-based compensation expense of $921, $79,587 and $4,886 for the years ended December 31, 2007, 2006 and 2005, respectively)	2,028,265	2,169,124	1,852,421
Selling and marketing (including stock-based compensation expense of $286,885, $346,456 and $9,911 for the years ended December 31, 2007, 2006 and 2005, respectively)	11,513,850	11,014,215	8,981,998
General and administrative (including stock-based compensation expense of $155,169, $117,514 and $22,775 for the years ended December 31, 2007, 2006 and 2005, respectively)	9,141,381	6,699,607	3,442,916
Provision for goodwill impairment	38,778,584	—	—

Total operating expenses	61,462,080	19,882,946	14,277,335

(Loss) income from continuing operations	(43,562,481)	4,607,698	13,150,545
Interest income	2,313,576	2,529,419	1,390,392
Interest expense	(179,062)	(44,765)	(27,312)
Other income, net	465,825	315,210	330,299

(Loss) income before provision for income taxes, earnings in equity investments, gain from disposal of subsidiary, minority interest and discontinued operations	(40,962,142)	7,407,562	14,843,924
Income taxes (credit) expense	(182,370)	204,980	322,800

Net (loss) income from continuing operations after income taxes before minority interests	(40,779,772)	7,202,582	14,521,124
Equity in losses of affiliate	(62,756)	—	—
Minority interests	688,440	562,189	—

Net (loss) income from continuing operations	(41,530,968)	6,640,393	14,521,124
Discontinued operations:
Net (loss) income from discontinued operations, net of tax	(612,170)	(836,448)	4,097,608
Gain from disposal of subsidiary	192,943	—	—

Net (loss) income from discontinued operations, net of tax	(419,227)	(836,448)	4,097,608

Net (loss)income	$(41,950,195)	$5,803,945	$18,618,732

	Year ended December 31,
	2007	2006	2005
	(in U.S. dollars, except share data)
Net (loss) income from continuing operations per share:
Basic	$(0.02)	$0.00	$0.01

Diluted	$(0.02)	$0.00	$0.01

Net (loss) income from discontinued operations per share:
Basic	$(0.00)	$(0.00)	$0.00

Diluted	$(0.00)	$(0.00)	$0.00

Net (loss) income per share
Basic	$(0.02)	$0.00	$0.01

Diluted	$(0.02)	$0.00	$0.01

Weighted average shares used in calculating basic (loss) income per share	2,172,208,190	2,189,748,563	2,092,089,848

Weighted average shares used in calculating diluted (loss) income per share	2,172,208,190	2,208,758,636	2,129,228,961

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME

								(Accumulated	Accumulated
	Series A convertible					Additional		deficit)	other	Total
	preference shares		Ordinary shares		Subscription	paid-in	Statutory	retained	comprehensive	shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	receivable	capital	reserves	earnings	income (loss)	equity	income (loss)
	(in U.S. dollars, except share data)
Balance as of January 1, 2005	16,924,497	$16,925	1,186,672,000	$59,334	$(50,880)	$16,416,197	$2,085,269	$19,194,506	$(685)	$37,720,666
Initial public offering of shares, net of offering costs of $8,655,528	—	—	662,433,900	33,121	—	59,394,269	—	—	—	59,427,390
Conversion of Series A convertible preference shares	(16,924,497)	(16,925)	338,489,940	16,925	—	—	—	—	—	—
Collection of subscription receivable	—	—	—	—	50,880	—	—	—	—	50,880
Stock-based compensation from accelerated-vesting of stock options	—	—	—	—	—	16,804	—	—	—	16,804
Stock options issued to non-employees	—	—	—	—	—	20,768	—	—	—	20,768
Exercise of stock options	—	—	42,158,500	2,108	—	1,487,494	—	—	—	1,489,602
Statutory reserve	—	—	—	—	—	—	3,201,788	(3,201,788)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	1,274,189	1,274,189	$1,274,189
Net income	—	—	—	—	—	—	—	18,618,732	—	18,618,732	18,618,732

Balance as of December 31, 2005	—	—	2,229,754,340	111,488	—	77,335,532	5,287,057	34,611,450	1,273,504	118,619,031	$19,892,921

Issuance of ordinary shares related to acquisition of Shanghai Magma (see Note 3)	—	—	8,955,200	448	—	539,552	—	—	—	540,000
Repurchase and cancellation of ordinary shares	—	—	(79,260,000)	(3,963)	—	(5,030,785)	—	—	—	(5,034,748)
Forward contract at fair value (See Note 3)	—	—	—	—	—	124,918	—	—	—	124,918
Stock-based compensation expense	—	—	—	—	—	543,557	—	—	—	543,557
Exercise of stock options	—	—	2,582,200	129	—	95,343	—	—	—	95,472
Statutory reserve	—	—	—	—	—	—	374,004	(374,004)	—	—

								(Accumulated	Accumulated
	Series A convertible					Additional		deficit)	other	Total
	preference shares		Ordinary shares		Subscription	paid-in	Statutory	retained	comprehensive	shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	receivable	capital	reserves	earnings	income (loss)	equity	Income (loss)
	(in U.S. dollars, except share data)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	2,127,845	2,127,845	$2,127,845
Net income	—	—	—	—	—	—	—	5,803,945	—	5,803,945	5,803,945

Balance as of December 31, 2006	—	—	2,162,031,740	108,102	—	73,608,117	5,661,061	40,041,391	3,401,349	122,820,020	$7,931,790

Stock-based compensation expense	—	—	11,099,300	554	—	442,421	—	—	—	442,975
Exercise of stock options	—	—	653,400	33	—	16,301	—	—	—	16,334
Statutory reserve	—	—	—	—	—	—	841,788	(841,788)	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	4,253,525	4,253,525	$4,253,525
Net loss	—	—	—	—	—	—	—	(41,950,195)	—	(41,950,195)	(41,950,195)

Balance as of December 31, 2007	—	—	2,173,784,440	$108,689	—	$74,066,839	$6,502,849	$(2,750,592)	$7,654,874	$85,582,659	$(37,696,670)

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2007	2006	2005
	(In U.S. dollars)
Operating activities:
Net (loss) income	$(41,950,195)	$5,803,945	$18,618,732
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Impairment of goodwill	38,778,584	—	—
Impairment of acquired intangible assets	2,480,253	—	—
Stock-based compensation	442,975	543,557	37,572
Depreciation and amortization	3,644,095	3,481,415	1,939,130
Bad debt provision	453,674	269,235	2,783
Minority interests	688,440	562,189	—
Equity in losses of affiliate	62,756	—	—
Gain from disposal of subsidiary	(192,943)	—	—
Receivable from disposal of subsidiary (net of cash disposed of $771,570)	(3,186,887)	—	—
Loss on disposal of property and equipment	74,300	1,155	16,920
Changes in assets and liabilities net of effect of businesses acquired and sold:
Accounts receivable and notes receivable	(2,069,378)	5,518,845	(5,799,209)
Prepaid expenses and other current assets	(138,548)	3,113,531	(528,260)
Amount due from related parties	(273,618)	(164,008)	—
Deposits and other long-term assets	(147,543)	(258,610)	(62,341)
Inventories	(81,422)	268,556	(363,511)
Current deferred tax assets	(414,011)	(289,651)	—
Non-current deferred tax assets	(285,660)	(221,599)	(137,292)
Accounts payable	(140,809)	(222,881)	(282,045)
Accrued expenses and other current liabilities	305,097	(899,530)	203,030
Amount due to related parties	245,379	(204,420)	—
Income tax payable	(299,897)	387,148	90,308
Current deferred tax liabilities	64,060	86,212	246,431
Non-current deferred tax liabilities	(114,325)	(139,229)	(2,165)

Net cash (used in) provided by operating activities	(2,055,623)	17,635,860	13,980,083

Investing activities:

Purchases of property and equipment	(863,603)	(956,972)	(1,288,698)
Proceeds from disposal of property and equipment	—	30,229	4,955
Acquisitions of intangible assets	(1,535,436)	(1,714,198)	(4,161,788)
Payments related to acquisitions of new businesses (net of cash acquired of $1,398,709, $441,147, and $2,316,674 for the years ended December 31, 2007, 2006 and 2005, respectively)	(3,237,834)	(12,515,544)	(1,145,472)
Investment in equity affiliate	(2,483,277)	—	—

Net cash used in investing activities	(8,120,150)	(15,156,485)	(6,591,003)

Financing activities:
Proceeds from the issuance of ordinary shares	—	540,000	—
Repurchase of ordinary shares	—	(5,034,748)	—
Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs of $7,660,172 paid in 2005	—	—	60,422,746
Proceeds from exercise of options	16,334	95,472	1,489,602
Collection of subscription receivable	—	—	50,880
Repayments of short-term borrowings	—	—	(2,658,128)

Net cash provided by (used in) financing activities	16,334	(4,399,276)	59,305,100

Net (decrease) increase in cash	(10,159,439)	(1,919,901)	66,694,180
Cash, beginning of year	74,596,978	75,958,964	8,713,697
Effect of exchange rate changes	1,541,345	557,915	551,087

Cash, end of year	$65,978,884	$74,596,978	$75,958,964

Supplemental disclosure of cash flow information:
Interest paid	$—	$—	$92,539

Income taxes paid	$854,864	$287,266	$390,062

Supplemental disclosure of non-cash financing activities:
Conversion of Series A convertible preference shares into ordinary shares	$—	$—	$16,925

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 and 2005
(in U.S. dollars, unless otherwise stated)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES
Hurray! Holding Co., Ltd. (“Hurray!”), a Cayman Islands corporation, and its consolidated subsidiaries, its variable interest entities and equity associate (collectively the “Company”) provide wireless value-added services to mobile phone users delivered over the wireless networks of the two mobile operators and over the fixed wireless networks of the two major fixed-line telecommunication operators in the People’s Republic of China (“PRC”) and also music production and distribution in the PRC. The Company specializes in the development, marketing and distribution of music and entertainment oriented consumer wireless value-added services.
At December 31, 2007, Hurray!’s subsidiaries and variable interest entities (“VIEs”) are as follows (unless otherwise stated, all of these entities are incorporated in the PRC and the Company is entitled to the whole benefit of these entities’ economic interest ):

			Percentage of
	Date of		effective
	incorporation or	Place of	ownership by
Name of Subsidiaries	acquisition	incorporation	Hurray!	Principal activities
Wireless value-added services (“WVAS”) business segment:

Subsidiaries
Beijing Hurray! Times Technology Co., Ltd. (“Beijing Hurray Times”)	June 27, 2002	the PRC	100%	WVAS business
Hurray Technologies (Hong Kong) Ltd.	July 23, 2003	Hong Kong	99%	WVAS business
Invest China Group Limited	April 1, 2007	British Virgin Islands	100%	WVAS business
Beijing Hand in Hand Media Technology Co., Ltd.	April 1, 2007	the PRC	100%	WVAS business

Variable Interest Entities
Hurray! Solutions Ltd.	September 21, 1999	the PRC	100%	WVAS business
Beijing Enterprise Network Technology Co., Ltd.	March, 31, 2004	the PRC	100%	WVAS business
Beijing Hengji Weiye Electronic Commerce Co., Ltd. (“Hengji Weiye”)	October 1, 2005	the PRC	100%	WVAS business
Beijing Hutong Wuxian Technology Co., Ltd. (“Beijing Hutong”)	April 1, 2005	the PRC	100%	WVAS business
Beijing Palmsky Technology Co., Ltd.	March, 31, 2004	the PRC	100%	WVAS business
Henan Yinshan Digital Network Technology Co., Ltd. (“Henan Yinshan”)	June 30, 2007	the PRC	100%	WVAS business
Shanghai Magma Digital Technology Co., Ltd. (“Shanghai Magma”)	January 1, 2006	the PRC	100%	WVAS business
Shanghai Saiyu Information Technology Co., Ltd. (“Saiyu”)	April 1, 2007	the PRC	100%	WVAS business

			Percentage of
	Date of		effective
	incorporation or	Place of	ownership by
Name of Subsidiaries	acquisition	incorporation	Hurray!	Principal activities
Subsidiaries of Variable Interest Entities
Beijing Cool Young Information Technology Co., Ltd.	January 28, 2003	the PRC	100%	WVAS business
Beijing WVAS Solutions Ltd.	October 10, 2001	the PRC	100%	WVAS business

Recorded music business segment:

Subsidiaries
Hurray! Music Holding Co., Ltd.	August 19, 2005	Cayman Islands	100%	Recorded music business

Subsidiaries of Variable Interest Entities
Hurray! Digital Media Technology Co., Ltd.	November 10, 2005	the PRC	100%	Recorded music business
Beijing Huayi Brothers Music Co., Ltd. (“Huayi Brothers Music”)	December 31, 2005	the PRC	51%	Recorded music business
Beijing Huayi Brothers Broker Co., Ltd.	April 17, 2007	the PRC	51%	Recorded music business
Hurray! Freeland Digital Music Technology Co., Ltd. (“Freeland Music”)	January 1, 2006	the PRC	60%	Recorded music business
Hurray! Freeland Cultural Media Co., Ltd.	January 8, 2007	the PRC	60%	Recorded music business
Beijing Hurray! Fly Songs International Culture Co., Ltd. (“Fly Songs”)	August 21, 2007	the PRC	30.6%	Recorded music business
Guangzhou Hurray! Secular Bird Culture Communication Co., Ltd. (“Secular Bird”)	May 30, 2007	the PRC	65%	Recorded music business
To comply with PRC laws and regulations that restrict direct foreign ownership of telecommunication service businesses in the PRC, the Company conducts substantially all of its business through several VIEs. The VIEs have entered into various agreements with one of Hurray!’s subsidiaries, including exclusive cooperation agreements. Under these agreements, Hurray! through a wholly owned PRC subsidiary, Beijing Hurray! Times, is the exclusive provider of technical and consulting services to the VIEs. In return, the VIEs are required to pay Beijing Hurray! Times’ service fees for the technical and consulting services received. The technical and consulting service fees can be, and are, adjusted at Hurray!’s discretion depending on the level of service provided. Beijing Hurray! Times is entitled to receive service fees in an amount up to all of the net income of the VIEs In addition, Beijing Hurray! Times has been assigned all voting rights by the direct and indirect owners of the VIEs through agreements which are valid for ten years and cannot be amended or terminated except by written consent of all parties. Finally, Beijing Hurray! Times has the option to acquire the equity interest of the VIEs . The Company also has extended loans without interest to the registered shareholders to finance their investments in the VIEs. Each of the registered shareholders is a related party of the Company acting as de facto agent for the Company. The direct equity interest in these entities has been pledged as collateral for the loans and when permitted under Chinese laws, the loans are to be repaid by transferring the direct equity interest in these entities to the Company. Therefore, no minority interest was recorded for the registered capital from the registered shareholders.
Hurray! is the sole beneficiary of the VIEs because all the variable interests are held by Hurray!. Accordingly, the Company consolidates the VIEs under Financial Accounting Standard Board (“FASB”) Interpretation (“FIN”) No. 46 (revised), “Consolidation of Variable Interest Entities,” which requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

In February 2005, Hurray! completed an initial public offering of 6,880,000 American Depositary Shares on the NASDAQ Global Market in the United States of America.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of presentation
The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
(b) Basis of consolidation
The consolidated financial statements include the financial statements of Hurray!, its subsidiaries and VIEs. All inter-company transactions and balances have been eliminated upon consolidation. The affiliated company in which the Company controls more than 20% but less than 50% of the investment is accounted for using the equity method of accounting. The Company’s share of earnings (losses) of the equity investment is included in the accompanying consolidated statements of operations.
(c) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses in the reporting periods. Significant accounting estimates reflected in the Company’s financial statements include accruals for revenue and cost of revenue adjustments, valuations of acquired intangible assets and goodwill, stock based compensation, and deferred income tax assets valuation allowances.
(d) Significant risks and uncertainties
The Company participates in industries with rapid changes in regulations, technology trends, customer demand and competition and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: changes in the overall demand for entertainment-oriented wireless value-added services; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to maintain strategic relationships with the mobile and fixed-line telecommunication operators; risks associated with attracting and retaining music artists, accessing songs and songwriters, and managing the Company’s new music businesses; and risks associated with the Company’s ability to attract and retain other necessary employees to support its growth.
(e) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less.
(f) Inventories
Inventories represent music compact discs (“CDs”)and related music products and are stated at the lower of cost, determined using the first-in, first-out method, or market.
(g) Property and equipment, net
Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Furniture and office equipment	3 years
Motor vehicles	5 years
Telecommunications equipment	3 years
Leasehold improvements	Lesser of original lease term or estimated useful life

(h) Acquired intangible assets, net
Acquired intangible assets consists of intangible assets, as detailed in Note 8, acquired through direct purchases and various business acquisitions and are amortized on a straight-line basis over their expected useful economic life.
(i) Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets acquired and liabilities assumed as a result of the Company’s acquisitions.
The Company tests goodwill for impairment by reporting unit on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount. The Company performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. The impairment of goodwill is determined by the Company estimating the fair value based upon the present value of future cash flows. In estimating the future cash flows of each reporting unit, the Company has taken into consideration the overall and industry economic conditions and trends, market risk of the Company and historical information.
The Company changed the impairment test date from January 31 to December 31 in 2006 to better utilize the existing budget information for the future cash flow projection for each fiscal year ending December 31. Such change has no material effect on the Company’s financial statements.
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
Wireless value-added service revenues are derived from providing personalized media, games, entertainment and communication services to mobile phone and personal handy phone (collectively “mobile phones”) customers of the various subsidiaries of four major Chinese operators of mobile and fixed-line telecommunication networks, China United Telecommunications Corporation (“China Unicom”), China Mobile Communications Corporation (“China Mobile”), China Telecommunications Corporation and China Netcom Communications Group Corporation (collectively, the “Telecom Operators”). Fees for these services, negotiated by a network service agreement with the Telecom Operators and indicated in the message received on the mobile phone, are charged on a per-use basis or on a monthly subscription basis, and vary according to the type of services delivered.
The Company contracts with the Telecom Operators (defined above) for the transmission of wireless services as well as for billing and collection services. The Telecom Operators provide the Company with a monthly statement that represents the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of the Company’s revenue. In certain instances, when a statement is not received within a reasonable period of time, the Company makes an estimate of the revenues and cost of services earned during the period covered by the statement based on its internally generated information, historical experience and/or other assumptions that are believed to be reasonable under the circumstances. The Company recognizes WVAS revenues in the period in which the services are performed net of business taxes of $1,506,002, $1,664,706 and $1,397,538 for 2007, 2006 and 2005, respectively.

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
The Company evaluates the criteria outlined in Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as Principal Versus Net as an Agent,” in determining whether it is appropriate to record the gross amount of revenues and related costs or the net amount earned after deducting the fees charged by the Telecom Operators. The Company records the gross amounts billed to its customers based on the following facts: (i) it is the primary obligor in these transactions, (ii) it has latitude in establishing prices and selecting suppliers and (iii) it is involved in the determination of the service specifications.
Recorded Music
Through the acquisition of Huayi Brothers Music and Freeland Music at the end of 2005 and the beginning of 2006, respectively, the Company entered the business of artist development, music production, offline music distribution and online distribution through wireless value added services and the Internet. Recorded music revenues are derived from live performances, corporate sponsorship and advertising, online and wireless sales, and offline CD sales.
The Company generates revenues from the sale of CDs either by providing the CD master to a distributor or by directly arranging for the volume production and subsequent wholesale of the CDs. In the former case, the Company receives a fixed fee, has no further obligations and recognizes the fee as revenue when the master CD is provided. In the latter case, the Company ships the produced CDs to retail distributors and recognizes wholesale revenues at the time of shipment less a provision for future estimated returns. In 2007, the estimated sales returns rate is approximately 18% based on past experience.
The Company recognizes artist performance fees and corporate sponsorship or marketing event fees once the performance or the service has been completed. Where the Company acts as the primary obligor in the transaction, revenues are recorded on a gross basis. Where the Company is considered an agent or where the artists separately contract with the event organizer, revenues are recorded on a net basis.
The Company licenses its music to third parties for guaranteed minimum royalty payments, normally received upfront and typically non-refundable. In such cases the Company recognizes revenue on a straight-line basis over the life of the license and unrecognized revenues are included in liabilities. When the contract provides for additional payments if revenues exceed the minimum amount guaranteed, such amounts are included in revenues when the Company is notified of its entitlement to additional payments.
The Company incurs costs in producing CD masters, volume CD production, artist and songwriter royalties, and royalties payable to other parties for the use of their work. The cost of record masters and volume CD productions, and royalties paid in advance are recorded in prepaid expenses and other current assets when the sales of the recording are expected to recover the cost and amortized as costs of revenues over the revenue generating period, typically within one year. The decision to capitalize an advance to an artist, songwriter or other party requires significant judgment as to the recoverability of these advances. Advances for royalties and other capitalized costs are assessed for recoverability continuously.
(l) Foreign currency translation
Hurray! uses the United States dollar (“U.S. dollar”) as its functional and reporting currency. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates of exchange prevailing at the balance sheet date. Transactions in currencies other than U.S. dollars during the year are converted into U.S. dollars at the applicable rates of exchange prevailing at the last day of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations.
The financial records of certain of Hurray!’s subsidiaries and VIEs are maintained in Renminbi (“RMB”), which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are reflected as a separate component of comprehensive income in the statements of shareholders’ equity.
RMB is not fully convertible into U.S. dollars. The rate of exchange for the U.S. dollar quoted by the Bank of China was RMB 7.2946, RMB 7.8087 and RMB 8.0702 on December 31, 2007, 2006 and 2005, respectively.

(m) Product development expenses
Product development expenses consist of content development expenses including compensation and related costs for employees associated with the development and programming of mobile data content. These costs are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. To date, the Company has essentially completed its development concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.
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
Prior to the adoption of SFAS 123(R), the Company recognized stock-based compensation expense in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and had adopted the disclosure-only alternative of SFAS 123 and SFAS No. 148, “Accounting for Stock-based Compensation — Transition and Disclosure”. In accordance with APB 25 and related interpretations, stock-based compensation expense was not recorded in connection with share-based payment awards granted with exercise prices equal to or greater than the fair market value of the underlying shares on the date of grant.
Share-based payment transactions with non-employees are accounted for as share based compensation expenses in accordance with EITF 96-18 “Accounting for Equity Instruments that Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services”.
See Note 15 to the Consolidated Financial Statements for further discussion on stock-based compensation.
(o) Taxation
Income taxes — Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.
Value added taxes — The Company’s PRC subsidiaries and VIEs are subject to value-added tax at a rate of 17% on revenues from sales of hardware and software as well as the installation and system integration services which are deemed as mixed-sale of goods and thus subject to VAT. Value-added tax payable on revenues is computed net of value-added tax paid on purchases. If the net amount of value added tax payable exceeds 3% of the sales, the excess portion of value added tax can be refunded immediately. The Company therefore is subject to an effective net value added tax burden of 3% from the sales. This government policy is effective until 2010. The net amount of value added tax is recorded either in the line item of other tax payable or prepaid expenses and other current assets on the face of consolidated balance sheet. In 2007, 2006 and 2005, the Company received rebates of $7,001, $229,824 and $649,204, respectively, which are included in income from discontinued operations as the Company sold its software and system integration services in 2007.
Business taxes — The Company’s PRC subsidiaries and VIEs are also subject to business tax at a rate of 3-5% on wireless value-added services revenues. Business taxes are recorded as a deduction of revenue when incurred.
In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not result in a cumulative adjustment on January 1, 2007 and had no significant impact on the Company’s accounting for income taxes for the year ended December 31, 2007. The Company did not incur any interest or penalties related to potential underpaid income tax expenses, and also does not expect to have a significant increase or decrease on the unrecognized tax benefits within 12 months from December 31, 2007.

The Company is subject to taxation in PRC and other tax jurisdictions. There is no ongoing examination by taxing authorities at this time. The Company’s various tax years from 2002 to 2007 are remaining open in various taxing jurisdictions.
(p) Comprehensive income (loss)
Comprehensive income (loss) includes foreign currency translation adjustments. Comprehensive income (loss) is reported in the statements of shareholders’ equity.
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
(r) Advertising costs
The Company expenses advertising costs as incurred. Total advertising expenses were $5,269,550, $5,404,935 and $969,122 an in 2007, 2006 and 2005, respectively, and have been included in selling and marketing expenses and cost of revenues.
(s) Net (Loss) income per share
Basic (loss) income per share is computed by dividing income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted (loss) income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The dilutive effect of the stock options and nonvested shares is computed using treasury stock method.
(t) Recently issued accounting standards
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. The standard requires disclosure of fair values of derivative instruments and their gains and losses in a tabular format as well as cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. It also requires that more information be provided about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. SFAS No.161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not expect the adoption of SFAS No. 161 to have a material impact on its financial statements.
In December 2007, the FASB issued SFAS No.141(R), “Business Combinations,” to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Company has not yet begun the process of assessing the potential impact that the adoption of SFAS No. 141R may have on its consolidated financial position or results of operations.
In December 2007, the FASB issued SFAS No.160, “Noncontrolling Interests in Consolidated Financial Statements” to improve the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling (minority) interests in subsidiaries in the same way as required in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS No. 160 is effective for fiscal year, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company has not yet begun the process of assessing the potential impact that the adoption of SFAS No. 160 may have on its consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157. The Company is currently evaluating whether the adoption of SFAS 159 will have a significant effect on its consolidated results of operations and financial position.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which provides enhanced guidance for using fair value to measure assets and liabilities. This standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. FASB Staff Position No. FAS 157-2, “ Effective Date of FASB Statement No. 157” delays the effective date of SFAS 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The Company is currently evaluating whether the adoption of SFAS 157 will have a significant effect on its consolidated financial position, results of operations or cash flows.
(u) Reclassifications
Certain prior year amounts have been reclassified to conform to the 2007 financial statement presentation.
3. ACQUISITIONS
During the three-year period ended December 31, 2007, the Company made a number of acquisitions of businesses directly or through its VIE companies. Each acquisition has been recorded using the purchase method of accounting, and accordingly the acquired assets and liabilities were recorded at their fair values on the dates of acquisitions and the results of their operations have been included in our operations since their respective acquisitions dates. The fair values of the assets and liabilities acquired were estimated using a combination of valuation methods, such as “income approach,” “market approach,” and “cost approach” methods, considering, among other factors, forecasted financial performance of the acquired business, market performance, and market potential of the acquired business in China.
(a) 2007 acquisitions
Acquisition of Henan Yinshan and Saiyu
In April and June of 2007, the Company acquired 100% of the equity of Saiyu and Henan Yinshan, for a total cash consideration of $5,328,699, including transaction costs of $1,292,960, to further expand the Company’s portfolio of wireless value-added services in China. Of the total consideration, an amount of $1,089,160 was unpaid as of December 31, 2007. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Total purchase price:
Cash consideration	$4,035,739
Transaction costs	1,292,960

$5,328,699

		Amortization
		period
Aggregate purchase price allocation — Saiyu and Henan Yinshan:
Cash and cash equivalents	$1,311,572
Accounts receivable	45,451
Other current assets	1,226
Acquired intangible assets:
Agreements with China Mobile	1,946,402	5 years
WVAS license	24,763	3 years
Goodwill (allocated to WVAS segment)	2,134,375	N/A
Property and equipment, net	9,496	3 – 5 years
Other assets	17,751
Current liabilities	(71,652)
Non-current deferred tax liabilities	(90,685)

Total	$5,328,699

Acquisition of Secular Bird and Fly Songs
During 2007, the Company expanded its recorded music segment by acquiring 65% of Secular Bird, an independent record label in China, and through its Freeland Music joint venture, a 51% interest in Fly Songs, a concert and performance organizer in China for a total consideration of $576,066, all paid in 2007. The following table summarizes the estimated fair values acquired and liabilities assumed at the dates of acquisition:

		Amortization
		period
Aggregate purchase price allocation — Secular Bird and Fly Songs:
Cash and cash equivalents	$87,138
Inventory	10,747
Other current assets	116,559
Acquired intangible assets:
Artist management contract	32,293	4.6 years
Trademarks	24,644	20 years
Copyright for songs	17,846	1.9 years
Non-complete contract	4,249	3.8 years
Goodwill (allocated to recorded music segment)	253,705	N/A
Property and equipment, net	53,375	3 – 5 years
Other assets	1,402
Current liabilities	(11,108)
Non-current deferred tax liabilities	(14,784)

Total	$576,066

The following unaudited pro forma information summarizes the results of operations for the years ended December 31, 2007 and 2006 assuming the acquisitions during the years of 2006 and 2007 had occurred as of January 1, 2006. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of that period, nor is it indicative of future operating results:

	Year ended December 31,
	2007	2006
	(unaudited)	(unaudited)
Pro forma total revenue	$60,897,824	$69,617,966
Pro forma net (loss) income attributable to holders of ordinary shares	(42,565,473)	5,783,149
Pro forma net (loss) income per share:
- basic	$(0.02)	$0.00
- diluted	$(0.02)	$0.00
Weighted average shares used in calculation of pro forma net (loss) income per share:
- basic	2,172,208,190	2,189,748,563
- diluted	2,172,208,190	2,208,758,636
The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives, associated with the acquisitions.

Acquisition of Beijing New Run Entertainment Development Co., Ltd. (New Run)
In April 2007, the Company acquired a 30% interest in New Run, an independent record label in China, and it has been accounted for on the equity basis from April 1, 2007. The cash acquisition cost of $2,483,277, including transaction costs, has been paid during 2007. Additional consideration may be required upon the attainment of certain performance targets for the twelve-month period subsequent to the acquisition. At December 31, 2007, the Company’s share of New Run’s loss since acquisition was $62,756.
Acquisitions payable as of December 31, 2007 represents the payables for the acquisition of Shanghai Magma, Henan Yinshan and Saiyu, and Beijing Hutong of $6,000,000, $1,089,160 and $12,338 respectively.
(b) 2006 acquisitions
Acquisition of Shanghai Magma
Effective January 1, 2006, the Company acquired 100% of the outstanding equity of Shanghai Magma, a leading developer and publisher of wireless Java™ Games in China and Shanghai Magma has been consolidated since that date. Under the acquisition agreements, the Company made an initial cash payment of $4.1 million and agreed to pay additional amounts based on Shanghai Magma’s financial performance in 2006 and 2007 with a maximum total consideration, including the initial payment, of $22 million. In September 2006, the Company agreed with the selling shareholders to fix the additional amounts at a total of $10.5 million payable in two installments of $4.5 million in October 2006 and $6.0 million in December 2007. As part of the amended agreements certain selling shareholders agreed to subscribe $1.25 million of the payments received in the issue of Hurray’s ordinary shares at a price based on the 5 –day average price of Hurray’s shares prior to signing the revised agreements. Such right of subscription was fair valued at $124,918 using the respective valuation model. On December 31, 2007, the amount payable under these agreements was $6.0 million, out of which $0.71 million will be used by the selling shareholders for subscription of the Company’s shares at a price of $6.03 per share. Subsequently, in February 2008, the Company and the selling shareholders agreed to further amend the agreements to reduce the consideration payable to $1 million and eliminate the need for the selling shareholders to subscribe for the Company’s shares. This amount was paid in March 2008. The gain on reduction of $5 million in the purchase liability was recognized as other income in the first quarter of 2008.

Total purchase price:
Cash consideration	$14,246,746
Fair value of share purchase right	124,918
Transaction costs	438,263

$14,809,927

		Amortization
		period
Purchase price allocation:
Cash and cash equivalents	$393,425
Accounts receivable	564,291
Other current assets	1,156,492
Acquired intangible assets:
Partnership agreement with China Mobile	418,826	4 years
Trademarks	147,456	20 years
Software	59,478	5 years
Website	21,065	4.5 years
WVAS license	9,913	4.5 years
Non-compete agreement	63,196	4 years
Game content	76,826	0.17 years
Goodwill (allocated to WVAS segment)	12,168,190	N/A
Property and equipment, net	25,289	3 – 5 years
Current liabilities	(191,214)
Non-current deferred tax liabilities	(103,306)

Total	$14,809,927

Acquisition of Freeland Music
Effective January 1, 2006, the Company acquired 60% of Freeland Music from the Freeland group, which is a group of affiliated companies in China engaged in the production and distribution of audio and video music products and Freeland Music has been consolidated from that date. In this acquisition the Freeland group injected its music business in a newly formed company, Freeland Music, owned 60% by the Company and 40% by the Freeland group. The initial consideration was $7,560,000 in cash, of which $2,160,000 was payable to the existing shareholders of the business and $5,400,000 was payable into Freeland Music as a capital injection to fund its operation. At December 31, 2007, all purchase consideration has been paid.

The final consideration payable by the Company and the respective ownership interests of the shareholders of Freeland Music were subject to adjustment based on the financial performance of Freeland Music in 2006. Subsequent to the acquisition, the Company and the Freeland group agreed to amend the terms of the agreements to extend the performance period to the 2007 financial year. If the actual net income of Freeland Music in that year exceeds $1.53 million (RMB 12 million), the Company will contribute the full amount of the remaining purchase consideration as a capital injection into Freeland Music. If the actual net income is between $1.28 million (RMB10 million) and $1.53 million, inclusive, the Company will contribute 50% of the remaining purchase consideration, equal to $1.35 million, as a capital injection. As the actual net income of Freeland Music for 2007 was less than $1.28 million, the Company was not required to make any further capital injection.

Total purchase price:
Cash consideration	$4,320,000
Transaction costs	265,113

$4,585,113

		Amortization
		period
Purchase price allocation:
Cash and cash equivalents	$47,722
Accounts receivable	43,568
Acquired intangible assets:
Artist contracts	1,406,890	5 years
Trademarks	215,932	8 years
Exclusive WVAS agreement	42,464	5 years
Exclusive copyright agreement	12,543	3 years
WVAS contracts	249,845	5 years
Copyright contracts	99,954	4 years
Goodwill (allocated to recorded music segment)	2,538,962	N/A
Property and equipment, net	14,540	3 – 5 years
Current liabilities	(57,469)
Non-current deferred tax liabilities	(29,838)

Total	$4,585,113

The interests in Shanghai Magma and Freeland Music have been consolidated from January 1, 2006 and their results for the year ended December 31, 2006 are included in the Company’s 2006 financial statements. The following unaudited pro forma information summarizes the results of operations for the year ended December 31, 2005 assuming the acquisitions of Shanghai Magma and Freeland Music had occurred as of January 1, 2005. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of that period, nor is it indicative of future operating results:

Year ended
December 31, 2005
(unaudited)
Pro forma total revenue	$63,612,451
Pro forma net income attributable to holders of ordinary shares	18,756,840
Pro forma net income per share:
- basic	$0.01
- diluted	$0.01
Weighted average shares used in calculation of pro forma net income per share:
- basic	2,092,089,848
- diluted	2,129,228,961
The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives, associated with the acquisition.

Acquisitions payable as of December 31, 2006 represents the payables for the acquisition of Shanghai Magma and Beijing Hutong of $5,820,938 and $11,526 respectively.
(c) 2005 acquisitions
Acquisition of Huayi Brothers Music
On December 31, 2005, the Company acquired 51% of the outstanding equity of Huayi Brothers Music, which focuses on artist development, music production and off-line distribution of music in China, for a total cash consideration of $4,458,206, of which $196,206 was transaction costs. As part of the agreement, the Company will invest $4,262,000 in cash for 51% of Huayi Brothers Music, of which $2,905,000 was payable to the existing shareholders and $1,357,000 was payable into Huayi Brothers Music as a capital injection. As of December 31, 2006, all the cash consideration and transaction costs had been paid.
The final consideration payable by the Company and the respective ownership interests of the shareholders of Huayi Brothers Music were subject to adjustment based on the financial performance in 2006 and 2007 of Huayi Brothers Music following the closing of the transaction. As the benchmark profit was not achieved for 2006 and 2007, therefore no additional consideration was required.

Total purchase price:
Cash consideration	$4,262,000
Transaction costs	196,206

$4,458,206

		Amortization
		period
Purchase price allocation at 51% of Huayi Brothers Music:
Cash and cash equivalents	$143,366
Capital contribution receivable	628,443
Accounts receivable	141,710
Other current assets	146,258
Acquired intangible assets:
Artist contracts	1,020,420	6.52 years
Trademarks	454,250	20 years
Copyright surrogate contract	69,578	5.67 years
Existing record copyright	17,189	3 years
Exclusive WVAS agreement	542,408	20 years
Non-compete agreement	131,257	20 years
Goodwill (allocated to recorded music segment)	2,331,239	N/A
Property and equipment, net	43,567	3 – 5 years
Current liabilities	(473,895)
Non-current deferred tax liabilities	(737,584)

Total	$4,458,206

At the date of acquisition, Huayi Brothers Music had a payable of $202,276 due to its minority shareholders, which represents an advance for operational purposes and included in current liability above.

The following unaudited pro forma information summarizes the results of operations for the year ended December 31, 2005 assuming the acquisition of Huayi Music had occurred as of January 1, 2005. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the period indicated, nor is it indicative of future operating results:

Year ended
December 31, 2005
(unaudited)
Pro forma total revenue	$62,944,870
Pro forma net income attributable to holders of ordinary shares	17,822,639
Pro forma net income per share:
- basic	$0.01
- diluted	$0.01
Weighted average shares used in calculation of pro forma net income per share:
- basic	2,092,089,848
- diluted	2,129,228,961
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

		Amortization
		period
Aggregate purchase price allocation –Beijing Hutong, Guangzhou Piosan and Hengji Weiye:
Cash and cash equivalents	$2,035,565
Prepaid expenses and other receivables	12,451
Acquired intangible assets:
Telecommunication wireless value-added licenses	113,062	4 – 4.25 years
Agreements with Telecom Operators	348,150	1.25 – 3 years
Business transaction codes	166,090	3 years
SMS platform	156,822	7 years
Goodwill (allocated to WVAS segment)	654,744	N/A
Property and equipment, net	105,424	3 – 5 years
Current liabilities	(80,375)
Non-current deferred tax liabilities	(105,240)

Total	$3,406,693

The following unaudited pro forma information summarizes the results of operations for the year ended December 31, 2005 assuming the acquisitions of Beijing Hutong, Guangzhou Piosan and Hengji Weiye had occurred as of January 1, 2005. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of the period, nor is it indicative of future operating results:

Year ended
December 31, 2005
(unaudited)
Pro forma revenue	$63,051,933
Pro forma net income attributable to holders of ordinary shares	18,269,399
Pro forma net income per share:
- basic	$0.01
- diluted	$0.01
Weighted average shares used in calculation of pro forma net income per share:
- basic	2,092,089,848
- diluted	2,129,228,961
The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives, associated with the acquisition.
4. DISCONTINUED OPERATIONS
In 2007, the Company signed an agreement to sell its software and systems integration (“SSI”) business unit, Hurray! Times, to a subsidiary of Taiwan Mobile, a shareholder of Hurray!. With this sale the Company was able to focus on its music and other entertainment services. The business was disposed on August 1, 2007, when the acquiring company took over the management and risks of this business. The consideration of the sale is approximately $4.8 million. Of the total consideration, $1.4 million is contingent upon the receipt of accounts receivable of SSI business as of August 1, 2008. By the end of April 2008, the Company received a total of $4,283,338. In addition, the Company is entitled to further payments if the performance of the business sold exceeds specified profit targets in 2007, 2008 and 2009. As the SSI business did not achieve the specified profit target for 2007, no additional consideration was receivable in respect of that year.
Gains from disposal of the SSI segment are adjusted based on the payment contingent upon the collections of trade receivables and future performance. At December 31, 2007, approximately 53% of trade receivables for SSI business as of August 1, 2007 had been collected.
A summary of the financial information for the discontinued operations as of August 1, 2007 is set out below:

August 1,
2007
Unaudited
(in U.S. dollars)

Current assets of discontinued operations
Cash	$771,746
Accounts receivable, net of allowance	1,868,593
Prepaid expenses and other current assets	18,942
Amount due from related parties	4,918,631
Inventories	1,397

$7,579,309

Non-current assets of discontinued operations:
Property and equipment, net	49,842
Rental deposits	462

$50,304

Current liabilities of discontinued operations
Accounts payable	270,843
Accrued expenses and other current liabilities	605,739
Dividend payable	3,002,588

$3,879,170

		Year ended December 31,
	As at August 1, 2007	2006	2005
		(in U.S. dollars)
Revenues	$227,391	$1,177,053	$6,312,363
Operating (loss) income	(643,151)	(1,173,424)	3,470,108
Income taxes	178	(83,650)	70,546

Net (loss) income from discontinued operations, net of tax	(612,170)	(836,448)	4,097,608
Gain from disposal of SSI segment	192,943	—	—

Total net (loss) income from discontinued operations	$(419,227)	$(836,448)	$4,097,608

5. IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS
In the second quarter of 2007, the mobile operators introduced various new policies that adversely impacted the Company’s wireless value-added business and introduced further uncertainties in the Company’s operating environment. By September 30, 2007, the market capitalization of Hurray! was lower than the Company’s net book value, which was an indicator of impairment. At that date the Company tested the carrying value of goodwill and acquired intangible assets and recorded a goodwill impairment charge of $9.6 million and an impairment of acquired intangible assets of $575,205. In view of the further decline of Hurray’s market capitalization at December 31, 2007 and continued difficult operating conditions, the Company recorded an additional goodwill impairment charge of $29.2 million and a further impairment of acquired intangible assets of $1,905,048. The impairment charges of acquired intangibles are included in product development, selling and marketing and general and administrative of $88,838, $1,791,833 and $599,582, respectively. The valuation of goodwill and other intangible assets was performed using a combination of a market value approach (with comparisons to selected publicly traded companies operating in the same industry) and an income approach (discounted cash flows). Any continued adverse changes in the mobile operators’ policies or in the competitive environment could lead to additional impairment charges.
6. PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of:

	December 31,
	2007	2006
Staff advances and other receivables	$690,005	$793,660
Advances to suppliers	1,042,427	1,231,258
Prepaid expenses	632,893	426,352
Prepaid artist costs	754,725	249,434

	$3,120,050	$2,700,704

7. PROPERTY AND EQUIPMENT, NET
Property and equipment, net, consist of:

	December 31,
	2007	2006
Furniture and office equipment	$2,924,803	$2,755,139
Motor vehicles	244,813	217,839
Telecommunications equipment	4,500,285	3,965,885
Leasehold improvements	1,132,946	1,048,292

	8,802,847	7,987,155

Less: accumulated depreciation and amortization	(7,166,758)	(6,032,954)

	$1,636,089	$1,954,201

Depreciation expense for the years ended December 31, 2007 and 2006 was $1,269,203 and $1,580,005, respectively.

8. ACQUIRED INTANGIBLE ASSETS, NET

	December 31, 2007
	Gross carrying	Accumulated	Intangible assets	Net carrying
	amount	amortization	impairment	amount
WVAS Segment:
Amortizable intangible assets
WVAS licenses	$482,551	$332,564	$52,010	$97,977
Customer agreements with Telecom Operators	2,666,773	705,785	1,840,399	120,589
Non-compete agreement	925,344	323,870	566,648	34,826
Business transaction codes	184,246	138,185	—	46,061
Platform	443,343	280,399	36,828	126,116
Software	89,107	36,678	—	52,429
Trademarks	163,135	—	—	163,135

	4,954,499	1,817,481	2,495,885	641,133

Recorded Music Segment:
Amortizable intangible assets
Artist contracts	3,172,460	1,027,576	—	2,144,884
Producing cost	1,418,847	853,993	—	564,854
Copyrights	616,744	348,738	—	268,006
Exclusive WVAS agreements	584,872	16,986	—	567,886
Exclusive copyright agreements	12,543	8,362	—	4,181
Non-compete agreement	135,506	652	—	134,854
Software	6,018	1,739	—	4,279
Trademarks	694,826	53,983	—	640,843

	6,641,816	2,312,029	—	4,329,787

	$11,596,315	$4,129,510	$2,495,885	$4,970,920

	December 31, 2006
	Gross carrying	Accumulated	Net carrying
	amount	amortization	amount
WVAS Segment:
Amortizable intangible assets
WVAS licenses	$427,567	$216,716	$210,851
Customer agreements with Telecom Operators	918,473	508,042	410,431
Non-compete agreement	864,419	129,663	734,756
Business transaction codes	172,115	71,715	100,400
Platform	414,153	154,841	259,312
Software	84,003	17,894	66,109
Trademarks	152,394	7,620	144,774
Game content	79,398	79,398	—

	3,112,522	1,185,889	1,926,633

	December 31, 2006
	Gross carrying	Accumulated	Net carrying
	amount	amortization	amount

Recorded Music Segment:
Amortizable intangible assets
Artist contracts	2,427,310	431,321	1,995,989
Copyrights	1,071,861	323,924	747,937
Exclusive WVAS agreements	584,872	8,493	576,379
Exclusive copyright agreements	12,543	4,181	8,362
WVAS contracts	249,845	249,845	—
Non-compete agreement	131,257	6,563	124,694
Trademarks	670,182	26,993	643,189

	5,147,870	1,051,320	4,096,550

	$8,260,392	$2,237,209	$6,023,183

Assuming no subsequent impairment of the identified intangible assets recorded as of December 31, 2007, amortization expenses for the net carrying amount of intangible assets is expected to be as follows in future years. If the Company acquires additional intangible assets in the future, the operating expenses or cost of revenue will be increased by the amortization of those assets.

2008	$1,771,947
2009	818,092
2010	621,864
2011	257,898
2012 and later	1,501,119

$4,970,920

9. GOODWILL

	Year ended December 31,
	WVAS	Recorded Music	Total
Balance as of January 1,2006	$21,537,504	$2,331,239	$23,868,743

Effect of exchange rate changes	1,045,599	—	1,045,599
Goodwill arising from acquisitions during the year	12,168,190	2,538,962	14,707,152

Balance as of December 31, 2006	34,751,293	4,870,201	39,621,494

Effect of exchange rate changes	2,389,916	—	2,389,916
Goodwill arising from acquisitions during the year	2,134,375	253,705	2,388,080
Goodwill impairment	(38,778,584)	—	(38,778,584)

Balance as of December 31, 2007	$497,000	$5,123,906	$5,620,906

In 2007, the Company recorded $38.8 million of goodwill impairment due to the further decline of Hurray’s market capitalization and difficult operating conditions (see footnote 5).
10. SHORT-TERM BORROWINGS
Interest expense and the average interest rate for 2007, 2006 and 2005 were $179,062, and 3.875%, $44,765 and 3.875%, and $27,312 and 4.87%, respectively. Interest expense in 2007 and 2006 represents the imputed interest on the amount payable on the balance owed for the acquisition of Shanghai Magma.

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of:

	December 31,
	2007	2006
Accrued payroll	$406,608	$528,843
Value-added tax payable	177,556	376,115
Other accrued expenses	1,231,384	1,108,437
Accrued welfare benefits	119,957	97,720
Business tax payable	857,062	411,660
Other taxes payable	113,833	90,538

	$2,906,400	$2,613,313

12. RELATED PARTY TRANSACTIONS AND BALANCES
As part of the acquisition agreements for the purchase of the equity interests in Huayi Brothers Music and Freeland Music and New Run, the Company agreed to use the existing distribution and CD manufacturing operations, where appropriate, owned by the other shareholders, or their related parties, of these companies. In addition these parties may use the music or artists of these companies and make royalty and other payments to Huayi Brothers Music, Freeland Music or New Run. These agreements are for duration of one year but may be extended by the mutual agreement of both parties. During 2007 and 2006 the Company recognized revenues of $645,134 and $449,638, respectively, and had expenses of $96,725 and $28,256, respectively, under these agreements. In 2006 prior to the acquisition of the interest in New Run, Huayi Brothers Music acquired copyrights from that company amounting to $175,783. At December 31, 2007 and 2006, the amounts payable to and receivable from related parties represent the outstanding amounts arising from such transactions.
In addition to the above transactions, during 2006 Huayi Brothers Music made short-term loans totaling $2,288,592 to its minority shareholders and their related parties generating interest income of $17,355. All loans were repaid in 2006.
13. INCOME TAXES
Hurray! is a tax-exempted company incorporated in the Cayman Islands. Up until December 31, 2007, pursuant to the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and Tentative Regulations of the PRC on Enterprise Income Tax (the “Income Tax Laws”), Hurray’s PRC subsidiaries and VIEs were generally subject to Enterprise Income Tax at a statutory rate of 33%. Some of these subsidiaries and VIEs are qualified as high technology enterprises and under Income Tax Laws, they are subject to a preferential tax rate of 15%. In addition, some of Hurray’s subsidiaries are new-technology enterprises located in Beijing new-technology development zone and under PRC Income Tax Laws, they are entitled to either a three-year tax exemption followed by three years with a 50% reduction in tax rate, commencing the first operating year. During 2007, the newly acquired companies, Saiyu and Henan Yinshan enjoyed reduced taxable income which is calculated based on 10% of the revenue and subject to an income tax rate of 33%.
These preferential tax arrangements will expire at various dates between 2006 and 2010. In 2005 and 2006 a number of VIEs became subject to a higher tax rate as tax exemptions expired or were reduced. The aggregate dollar and per share effect of the tax holidays in 2007, 2006 and 2005 were $1,904,064, $2,218,713 and $5,627,575 and $0.0009, $0.0010 and $0.0027 per share, respectively.
In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. In addition, the Implementation Rules of the New Enterprise Income Tax Law, or the Implementation Rules were promulgated by the PRC State Council on December 6, 2007 and the Notice on Implementation of Transitional Arrangements for Preferential Policies of Enterprise Income Tax, or the Transitional Arrangements Notice, was promulgated by the PRC State Council on December 26, 2007. Under the New EIT system, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises. Enterprises established prior to March 16, 2007 eligible for a preferential tax rate of 15% according to the effective PRC Enterprise Income tax law for Foreign-Invested Enterprise and Foreign Enterprise tax laws and administrative regulations shall be subject to transitional rules as stipulated in the Transitional Arrangements Notice. In addition, certain qualified high and new technology enterprises strongly supported by the state may still benefit from a preferential tax rate of 15% under the New EIT Law if they meet the definition of “qualified high and new technology enterprise” strongly supported by the state set out in the Implementation Rules which refers to companies hold independent ownership of core intellectual properties and simultaneously meet a list of other criteria as stipulated. As a result, if our PRC subsidiaries and VIEs qualify as qualified high and new technology enterprises strongly supported by the state under the new EIT Law, they will continue to benefit from a preferential tax rate of 15%. Otherwise, the applicable tax rate of our PRC subsidiaries may be subject to PRC income tax at a rate of 25% starting from 2008 under the New EIT system. Hurray! has used the new standard rates for calculation of deferred taxes until the necessary approvals are obtained.

Provision for income taxes consists of:

	Year ended December 31,
	2007	2006	2005
Current	$576,774	$685,597	$286,372
Deferred	(759,144)	(480,617)	36,428

	$(182,370)	$204,980	$322,800

The principal components of the deferred tax assets are as follows:

	December 31,
	2007	2006
Deferred tax assets:
Cost and expenses accruals	$748,049	$295,755

Current deferred tax assets	$748,049	$295,755

Depreciation and amortization	$347,877	$203,149
Net operating loss carry forwards	1,051,308	614,919
Less: valuation allowance	(749,094)	(447,287)

Non-current deferred tax assets	$650,091	$370,781

Deferred tax liabilities:
Revenue recognition	$(416,835)	$(344,802)

Current deferred tax liabilities	$(416,835)	$(344,802)

Intangible assets	$(844,610)	$(850,734)

Non-current deferred tax liabilities	$(844,610)	$(850,734)

A reconciliation between statutory income tax rate and the Company’s effective tax rate is as follows:

	Year Ended December 31,
	2007	2006	2005
Statutory tax rate	33.0%	33.0%	33.0%
Effect of tax holidays	0.3%	(34.2)%	(29.6)%
Non-deductible expenses	(38.3%)	11.9%	9.0%
Non-taxable income	45.0%	(9.0)%	(9.0)%
Change in enterprise income tax rate	(8.6%)	—	—
Change in valuation allowance	(13.8%)	0.2%	(1.3)%
Impairment loss on intangibles	(9.2%)	—	—

Effective tax rate	8.4%	1.9%	2.1%

At December 31, 2007, tax loss carry forwards amounted to approximately $4.2 million, which will expire by 2012. A valuation allowance of $749,094 and $447,287 has been established as of December 31, 2007 and 2006, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax asset will not be realized in the foreseeable future.
In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not result in a cumulative adjustment on January 1, 2007 and had no significant impact on the Company’s accounting for income taxes for the year ended December 31, 2007. The Company did not incur any interest or penalties related to potential underpaid income tax expenses, and also does not expect to have a significant increase or decrease on the unrecognized tax benefits within 12 months from December 31, 2007.

The Company is subject to taxation in PRC and other tax jurisdictions. There is no ongoing examination by taxing authorities at this time. The Company’s various tax years from 2002 to 2007 are remaining open in various taxing jurisdictions.
Under the new Enterprise Income Tax law effective on January 1, 2008, the rules for determining whether an entity is resident in the PRC for tax purposes have changed and the determination of residence depends amongst other things on the “place of actual management”. If the Company, or its non-PRC subsidiaries, were to be determined to be a PRC resident for tax purposes, it or they, would be subject to tax in the PRC on its worldwide income including the income arising in jurisdictions outside the PRC. The Company has evaluated its resident status under the new law and related guidance and believes it would not be an income tax resident of PRC.
As the Company would be non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 from its PRC subsidiaries would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10%.
Aggregate undistributed earnings of the Company’s subsidiaries, VIE’s and its VIEs’ subsidiaries located in the PRC that are available for distribution to the Company at December 31, 2007 are considered to be indefinitely reinvested under APB opinion No. 23, “Accounting for Income Taxes – Special Areas,” and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of retained earnings accumulated prior to January 1, 2008 are not subject to the withholding tax.
14. SHAREHOLDERS’ EQUITY
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
In 2003, Hurray! issued 12,347,966 Series A convertible preference shares and warrants to purchase 8,786,077 Series A convertible preference shares for cash proceeds of $8,000,000.On April 30, 2004, pursuant to the Series A convertible preference share agreement, Hurray! exercised its clawback rights to repurchase and retire 1,122,546 shares of Series A convertible preference shares at $0.001 per share. The remaining 16,924,497 shares of Series A convertible preference shares were automatically converted into ordinary shares upon Hurray!’s initial public offering on February 8, 2005 on a one-to-one basis.
In February 2006, the Board of Directors (“Board”) of Hurray! approved a stock repurchase program whereby Hurray! may repurchase up to $15.0 million of its issued and outstanding ADSs in open-market transactions. Under this program, in 2006, Hurray! purchased and cancelled 792,600 ADSs, equivalent to 79,260,000 ordinary shares, at an average cost of $6.35 per ADS for a total consideration of $5,034,748.
15. STOCK PLANS
Stock option
Hurray!’s 2002, 2003 and 2004 stock option plans (the “Plans”) allow the Company to offer incentive awards to employees, directors, consultants or external service advisors of the Company. Under the terms of the Plans, options are generally granted at prices equal to or greater than the fair market value on the grant date, expire 10 years from the date of grant, and generally vest over 3-4 years.
Stock options under these plans were all granted prior to 2006. On December 20, 2005, Hurray!’s Board approved a plan to accelerate vesting of all outstanding stock options awarded under Hurray!’s stock option plans that would otherwise be unvested on December 31, 2005. As a result, the Company recorded compensation expense of $16,804 in 2005, which includes the intrinsic value measured at the acceleration date in excess of the original intrinsic value, which is zero, on date of grant for the estimated number of options that, absent the modification, would be unvested on December 31, 2005. As a result of the Board’s action, unvested stock options for approximately 40,021,000 ordinary shares became exercisable effective on January 1, 2006. The exercise prices of the affected stock options range from $0.0705 to $0.1405 per share. The acceleration of vesting did not change the exercise prices or other terms of the options.

There were 75,266,200 and 81,506,600 options outstanding as of December 31, 2007 and 2006, respectively. No stock options have been granted since January 1, 2006. As of December 31, 2007, 63,712,340 ordinary shares were available for future grants.
Prior to Hurray!’s initial public offering, the Company obtained, subsequent to the dates of grant, a valuation analysis performed by an independent appraiser to determine the fair market value of the Hurray!’s ordinary shares. The valuation analysis utilizes generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value the Company’s business. For grants subsequent to the initial public offering, the Company uses NASDAQ market values to determine fair market value. Other than the stock-based compensation expenses recognized for the vesting acceleration on December 31, 2005, the Company did not recognize any compensation expenses for employee options under APB 25 since the exercise prices were equal to or greater than the fair market values at the date of grant..” Under SFAS 123(R), no expenses has incurred since all the options were fully vested as of January 1, 2006.
A summary of the stock option activity is as follows:

	Ordinary shares
		Weighted
	Number of	average
	options	exercise price
Options outstanding at January 1, 2005	151,374,220	$0.075
Granted	16,228,000	$0.102
Exercised	(42,158,500)	$0.035
Cancelled	(25,870,020)	$0.110

Options outstanding at December 31, 2005	99,573,700	$0.088
Exercised	(2,582,200)	$0.037
Cancelled	(15,484,900)	$0.109

Options outstanding at December 31, 2006	81,506,600	$0.085

Exercised	(653,400)	$0.027
Cancelled	(5,587,000)	$0.106

Options outstanding at December 31, 2007	75,266,200	$0.084

The following table summarizes information with respect to stock options outstanding at December 31, 2007:

	Options outstanding				Options exercisable
		Weighted average	Weighted	Aggregated		Weighted	Aggregated
	Number	remaining	average	Intrinsic	Number	average	intrinsic
Exercise Prices	outstanding	contractual life	exercise price	value	exercisable	exercise price	value

Ordinary shares:
$0.0250	11,872,100	4.75	$0.03	$296,803	11,872,100	$0.03	$296,803
$0.0705	27,626,100	5.5	$0.07	$1,947,640	27,626,100	$0.07	$1,947,640
$0.1170	28,182,000	6	$0.12	$3,297,294	28,182,000	$0.12	$3,297,294
$0.1405	700,000	6.25	$0.14	$98,350	700,000	$0.14	$98,350
$0.1025	6,886,000	7	$0.10	$705,815	6,886,000	$0.10	$705,815

Total	75,266,200			$6,345,902	75,266,200		$6,345,902

In January 2005, Hurray! granted 1,000,000 options to purchase ordinary shares to its external consultants in exchange for past services, which vested immediately. The Company recorded compensation expense of $20,768 in 2005, based on the fair value of each stock option estimated using the Black-Scholes Option Pricing model with the following assumptions on the date of grant:

Average risk free rate of return	2.77%
Weighted average expected option life	7 months
Volatility rate	65%
Dividend yield	0%
Stock-based compensation
The Company grants stock options to its employees and certain non-employees. For stock options vested prior to January 1, 2006 which represent all the options that have been granted by the Company under APB 25, the Company records compensation expense for employees for the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period. The Company accounts for stock-based awards to non-employees by recording compensation expense for the services rendered by the non-employees using their estimated fair values.
Had compensation cost for options granted to employees under Hurray!’s stock option plans been determined based on the fair values at the grant dates in accordance with SFAS123, the Company’s pro forma income for the year ended December 31, 2005 would have been as follows:

Net income, as reported	$18,618,732
Add: Employee stock-based compensation as reported	16,804
Less: Employee stock-based compensation determined using the fair value method	(1,628,723)

Pro forma income attributable to ordinary shareholders	$17,006,813

Basic income per share:
As reported	$0.01
Pro forma	$0.01

Diluted income per share:
As reported	$0.01
Pro forma	$0.01
There was no pro-forma information for 2006 since the Company adopted SFAS 123(R). The fair value of each option granted is estimated on the date of grant using the Black-Scholes Option Pricing model with the following assumptions for grants during 2005.

Option Grants	2005
Average risk-free rate of return	3.27% – 3.75%
Weighted average expected option life	3.25 years
Volatility rate	65%
Dividend yield	0%
Nonvested shares
In 2006, the Company granted restricted purchase share awards, in lieu of stock options, under Hurray!’s 2004 Share Incentive Plan (the “2004 Plan”) to certain officers and senior management.
On February 7, 2006, Hurray! granted 33,000,000 nonvested shares to its employees pursuant to the 2004 Plan which resulted in stock-based compensation expense of $1.6 million to be recognized over the applicable vesting period. The nonvested shares vest on an annual basis equally over three years.
On June 20, 2006, Hurray! granted 7,500,000 nonvested shares to its employees which resulted in stock-based compensation expense of $0.3 million to be recognized over the applicable vesting period. The nonvested shares vest on an annual basis equally over 34 months.

On March 14, 2007, Hurray! granted 20,000,000 nonvested shares to its employees which resulted in stock-based compensation expense of $0.61 million to be recognized over the applicable vesting period. The nonvested shares vest on an annual basis equally over three years.
On November 23, 2007, Hurray! granted 19,500,000 nonvested shares to its employees which resulted in stock-based compensation expense of $0.36 million to be recognized over the applicable vesting period. The nonvested shares vest on an annual basis equally over three years.
A summary of nonvested shares’ activity is as follows:

Nonvested shares
Outstanding
Nonvested shares outstanding at January 1, 2006	—
Granted	40,500,000
Forfeited	(8,666,700)
Vested	—

Nonvested shares outstanding at December 31, 2006	31,833,300
Granted	39,500,000
Forfeited	(10,400,200)
Vested	(11,099,300)

Nonvested shares outstanding at December 31, 2007	49,833,800

The following table summarizes information with respect to nonvested shares outstanding at December 31, 2007:

	Nonvested shares outstanding
	Number	Aggregate intrinsic
	outstanding	value
Grant date
February 7, 2006	11,333,800	$859,102
June 20, 2006	4,000,000	$211,200
March 14, 2007	15,000,000	$750,000
November 23, 2007	19,500,000	$610,350

Total	49,833,800	$2,430,652

The weighted average fair value per share of the nonvested shares awarded in 2007 was $0.05, calculated based on the fair market value of the underlying stock on the respective grant dates.
The Company recorded share-based compensation expenses of $442,975 and $543,557 for the years ended December 31, 2007 and 2006, respectively. The amount of unvested stock-based compensation currently estimated to be expensed from 2008 through 2010 related to unvested share-based payment awards at December 31, 2007 is $1,289,931. This amount will be recognized as presented by the following table.

2008	$762,981
2009	378,780
2010	148,170

$1,289,931

That cost is expected to be recognized over a weighted-average period of 2.15 years. To the extent the actual forfeiture rate is different from the Company’s original estimate, share-based compensation related to these awards may require to be adjusted.

16. SEGMENT INFORMATION
Based on the criteria established by Statement of Financial Accounting Standards No. 131, “Disclosure about Segments of an Enterprise and Related Information”, the Company currently operates in two principal business segments: wireless value-added services (“WVAS”) and recorded music. The wireless value-added services are delivered through the 2.5G mobile networks, which comprise of Wireless Application Protocol (“WAP”) services, Multimedia Messaging Services (“MMS”), and Java™ services, and through 2G technology platforms, which comprise of Short Messaging Services (“SMS”), Interactive Voice Response services (“IVR”), and Color Ring Back Tones (“CRBT”). Recorded music services are delivered through the majority-controlled music companies the Company acquired at the end of 2005 and beginning of 2006 which contract with music artists and composers to perform and produce music. Business segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Company’s chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company does not allocate any operating expenses or any assets, with the exception of newly acquired intangible assets and goodwill, to its business segments as management does not believe that allocating these expenses is useful in evaluating these segments’ performance. Also, no measures of assets by segment are reported and used by the chief operating decision maker. Hence, the Company has not made disclosure of total assets by reportable segment.
Summarized information by business segment for the years ended December 31 2007, 2006 and 2005 is as follows:

	Year ended December 31,
	2007	2006	2005
Revenues
WVAS	$50,038,014	$62,512,483	$56,062,368
Recorded Music	10,488,613	6,203,418	—

Total revenue	$60,526,627	$68,715,901	$56,062,368

Cost of revenues
WVAS	$36,394,300	$40,672,113	$28,634,488
Recorded Music	6,232,728	3,553,144	—

Total cost of revenues	$42,627,028	$44,225,257	$28,634,488

Gross profit
WVAS	$13,643,714	$21,840,370	$27,427,880
Recorded Music	4,255,885	2,650,274	—

Total gross profit	$17,899,599	$24,490,644	$27,427,880

Geographic Information
The Company operates in the PRC and all of the Company’s long-lived assets are located in the PRC.
17. NET (LOSS) INCOME PER SHARE
The following table sets forth the computation of basic and diluted net (loss) income per share:

	Year ended December 31,
	2007	2006	2005
Net (loss) income from continuing operations (numerator), basic and diluted	$(41,530,968)	$6,640,393	$14,521,124
Net (loss) income from discontinued operations, net of tax (numerator), basic and diluted	(419,227)	(836,448)	4,097,608
Net (loss) income (numerator), basic and diluted	$(41,950,195)	$5,803,945	$18,618,732

Weighted average shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	2,172,208,190	2,189,748,563	2,092,089,848
Dilutive effect of nonvested shares, stock options and warrants	—	19,010,073	37,139,113

Weighted average ordinary shares outstanding used in computing diluted income per share	2,172,208,190	2,208,758,636	2,129,228,961

Net (loss) income from continuing operations per share, basic and diluted	$(0.02)	$0.00	$0.01
Net (loss) income from discontinued operations per share, basic and diluted	(0.00)	(0.00)	0.00

Net (loss) income per share, basic and diluted	$(0.02)	$0.00	$0.01

Ordinary share equivalents are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options, warrants and nonvested shares are used to repurchase outstanding ordinary shares using the average fair value for the period.
The Company had a weighted-average of 63,931,948, 71,626,000 and 66,481,587 ordinary share options outstanding during the years ended December 31, 2007, 2006 and 2005, respectively, which were excluded in the computation of diluted income per share, as their effect would have been antidilutive, as their exercise prices were above the average market values in such periods.
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
Revenues generated from the mobile phone customers through China Mobile and China Unicom and as a percentage of total revenues were as follows:

	Year ended December 31,
	2007		2006		2005
	Revenues	%	Revenues	%	Revenues	%
China Unicom	$12,789,026	21%	$21,144,096	31%	$36,267,213	65%
China Mobile	29,921,502	49%	36,756,895	53%	18,946,035	34%
Accounts receivable due from the mobile phone customers through China Mobile and China Unicom and as a percentage of total accounts receivables were as follows:

	December 31
	2007		2006
	Accounts		Accounts
	receivable	%	receivable	%
China Unicom	$5,289,178	36%	$6,246,702	46%
China Mobile	4,699,399	32%	5,493,069	41%
(b) Credit risk
The Company depends on the billing systems of the Telecom Operators to charge the mobile phone customers through mobile phone bills and to collect payments from customers. The Company generally does not require collateral for its accounts receivable. The movements of the allowance for doubtful accounts were as follows:
Movement of allowance for doubtful accounts

	Year ended December 31,
	2007	2006
Balance at beginning of the period	$284,402	$15,167
Provisions	661,504	269,235
Reversed	(233,057)	—
Written off	(13,324)	—

Balance at the end of the period	$699,525	$284,402

19. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION
Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $2,434,409, $2,396,079 and $1,647,503 for the years ended December 31, 2007, 2006 and 2005, respectively.
PRC legal restrictions permit payments of dividends by PRC companies only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and VIEs in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserve funds include (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under generally accepted accounting principles in the PRC at each year-end); the other fund appropriations are at the Company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. For the years ended December 31, 2007, 2006 and 2005, the Company’s PRC subsidiaries and VIEs made appropriations to the general reserve fund of $841,788, $374,004 and $3,201,788, respectively. The PRC subsidiaries and VIEs elected not to make any appropriations to the enterprise expansion fund and staff bonus and welfare fund in any of the periods presented. As a result of these PRC laws and regulations, the PRC subsidiaries and VIEs are restricted from transferring a portion of their net assets to the Company. Restricted net assets were approximately $75.6 million and $69.1 million, as of December 31, 2007 and 2006, respectively. Accordingly, the Company has included Schedule 1 in accordance with Regulation S-X promulgated by the United States Securities and Exchange Commission.
20. COMMITMENTS AND CONTINGENCIES
Operating leases as lessee
The Company leases certain office premises under non-cancelable leases, of which the principal one expires in 2009. Rent expense under operating leases for 2007, 2006 and 2005 was $1,862,610, $1,455,640 and $1,051,276, respectively.
Future minimum lease payments under non-cancelable operating lease agreements were as follows:

December 31,
2008	$1,725,147
2009	1,378,993
2010	21,443

Total	$3,125,583

Artist contracts
Huayi Brothers Music and Freeland Music have non-cancelable agency agreements with certain artists that provide for minimum payments. Future minimum payments were as follows:

December 31,
2008	$1,974,067
2009	1,974,067
2010	1,137,830

Total	$5,085,964

21. SUBSEQUENT EVENTS
Amendment to Shanghai Magma purchase agreement
In February 2008, the Company and the former shareholders of Shanghai Magma agreed to amend the purchase agreements, whereby, among other things, the Company’s remaining purchase liability to these shareholders was reduced from $6 million to $1 million. This amount was paid in March 2008. The gain on reduction of $5 million in the purchase liability was recognized as other income in the first quarter of 2008. The parties have also agreed to waive the requirement that the selling shareholders subscribe for shares in Hurray!.
Termination of agreement with Enlight
On November 19, 2007, the Company agreed to acquire 100% of Enlight Media, Ltd (“Enlight”), a leading private entertainment content and distribution company in China in an all stock transaction. Upon completion of the transaction, Hurray! would be required to issue ordinary shares equivalent to 15.74 million American Depository Shares (“ADSs”), representing a 42% interest in Hurray! on a pro-forma basis and additional shares, up to a maximum of the equivalent of 23.3 millions ADSs, would to be issued to the original shareholders of Enlight if, during the sixth and twenty-fourth months after completion of the transaction, the three-month average share price of Hurray! exceeded certain targets ranging from $5.00 per ADS to $8.50 per ADS. If all price targets were met the original Enlight shareholders could own up to 65% of Hurray!.
On March 6, 2008, the Company and the Enlight agreed to terminate the agreement due to a divergence in business strategies and a mutual determination that a combination would not be in our mutual interests. Each party will bear their own costs relating to the proposed transaction.

HURRAY! HOLDING CO., LTD.
ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In U.S. dollars)

	December 31,
	2007	2006
	(in U.S. dollars, except share data)

Assets
Current assets:
Cash	$49,061,529	$48,496,751
Prepaid expenses and other current assets	224,297	450,298
Amounts due from subsidiaries and variable interest entities	—	12,404,359

Total current assets	49,285,826	61,351,408
Receivable on disposal of subsidiary	4,151,400	—
Investments in subsidiaries and variable interest entities	39,681,837	67,481,687
Investment in equity affiliate	150,000	—

Total assets	$93,269,063	$128,833,095

Liabilities and shareholders’ equity
Current liabilities:
Accrued expenses and other current liabilities	$595,648	$192,137
Amounts due to subsidiaries and variable interest entities	530,756	—
Acquisitions payable	6,560,000	5,820,938

Total current liabilities	7,686,404	6,013,075

Shareholders’ equity:
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; 2,173,784,440 and 2,162,031,740 a shares issued and outstanding as of December 31, 2007, and 2006, respectively)	108,689	108,102
Additional paid-in capital	74,066,839	73,608,117
Retained earnings	3,752,257	45,702,452
Accumulated other comprehensive income	7,654,874	3,401,349

Total shareholders’ equity	85,582,659	122,820,020

Total liabilities and shareholders’ equity	$93,269,063	$128,833,095

HURRAY! HOLDING CO., LTD.
ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENT OF OPERATIONS
(In U.S. dollars)

	Year ended December 31,
	2007	2006	2005
	(in U.S. dollars, except share data)

Operating expenses
Product development (represents stock-based compensation expense of $921, $79,587 and $4,886 for the years ended December 31, 2007, 2006 and 2003, respectively)	$9,385	$79,587	$4,886
Selling and marketing (including stock-based compensation expense of $286,885, $346,456 and $9,911 for the years ended December 31, 2007, 2006 and 2005, respectively)	286,885	346,211	187,111
General and administrative (including stock-based compensation expense of $155,169, $117,514 and $22,775 for the years ended December 31, 2007, 2006 and 2005, respectively)	2,440,417	1,757,720	1,411,309

Total operating expenses	2,736,687	2,183,518	1,603,306

Loss from operations	(2,736,687)	(2,183,518)	(1,603,306)
Interest income	2,082,629	2,372,585	1,291,258
Interest expense	(179,062)	(44,765)	—
Other income, net	105,485	—	—
Gain from disposal of subsidiary	192,943	—	—
Equity in earnings (loss) of subsidiaries, variable interest entities and affiliate	(41,415,503)	5,659,643	18,930,780

Net (loss) income	$(41,950,195)	$5,803,945	$18,618,732

HURRAY! HOLDING CO., LTD.
ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Year ended December 31,
	2007	2006	2005
	(in U.S. dollars)
Cash flows from operating activities:
Net (loss) income	$(41,950,195)	$5,803,945	$18,618,732
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Stock-based compensation expense	442,975	543,557	37,572
Equity in (losses) earnings of subsidiaries, variable interest entities and affiliate	41,415,503	(5,659,643)	(18,930,780)
Gain from disposal of subsidiary	(192,943)	—	—
Receivable from disposal of subsidiary (net of cash disposed of $771,570)	(3,186,887)	—	—
Changes in assets and liabilities:
Prepaid expenses and other current assets	226,001	(19,649)	(807,662)
Amounts due from subsidiaries and variable interest entities	5,843,380	792,290	—
Accrued expenses and other current liabilities	403,512	(243,793)	224,768
Amounts due to subsidiaries and variable interest entities	530,756	(1,243,090)	(1,063,505)
Payroll withholding taxes payable	—	(504,945)	504,945

Net cash provided by (used in) operating activities	3,532,102	(531,328)	(1,415,930)

Investing activities:
Investment in subsidiaries and variable interest entities	(2,833,658)	(7,475,860)	(62,350)
Purchase of equity affiliate	(150,000)	—	—

Net cash (used in) provided by investing activities	(2,983,658)	(7,475,860)	(62,350)

Financing activities:
Proceeds from the issuance of ordinary shares upon initial public offering, net of offering costs of $7,578,637 (offering costs of $7,399,844 and $178,793 were paid for the years ended December 31, 2006 and 2005, respectively)	—	540,000	60,422,746
Payment to repurchase ordinary shares	—	(5,034,748)	—
Collection of subscription receivable	—	—	50,880
Proceeds from exercise of stock options	16,334	95,472	1,489,602

Net cash provided by (used in) financing activities	16,334	(4,399,276)	61,963,228

Net increase (decrease) in cash and cash equivalents	564,778	(12,406,464)	60,484,948
Cash and cash equivalents, beginning of year	48,496,751	60,903,215	418,267

Cash and cash equivalents, end of year	$49,061,529	$48,496,751	$60,903,215

Note
Basis for Preparation
The Financial Information of the Parent Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company has used the equity method to account for its investment in its subsidiaries and its variable interest entities.

EXHIBIT INDEX

Exhibit
Number	Document
4.81
Translation of Cooperation Agreement between China Mobile Communications Group Corporation and Monternet WAP Service Provider between China Mobile Communications Group Corporation and Beijing Hutong Wuxian Technology Co., Ltd, dated April 27, 2007.

4.82
Translation of Mobile Value-added Service Cooperation Agreement with China United Telecommunications Corporation between China United Telecommunications Corporation and Beijing Hengjiweiye Electronic Commerce Co., Ltd., dated August 30, 2007.

4.84	Translation of Equity Transfer Agreement between TWM Holding, Hurray! Holding Co., Ltd., and Hurray! Times Communications (Beijing) Ltd. dated October 8, 2007.

4.85	Translation of Equity Transfer Agreement of Shanghai Saiyu Information Technology Co., Ltd. among Liang Ruan, Yuqi Shi, Jie Li and Jianmei Wan, dated February 12, 2007.

4.86
Translation of Transfer Agreement between Hurray! Times Communications (Beijing) Co., Ltd., Beijing WVAS Solutions Ltd., Beijing Enterprise Network Technology Co., Ltd., Xiaoping Wang, Hao Sun and Beijing Hurray! Times Technology Co., Ltd., dated May, 2007.

8.1	List of Significant Subsidiaries and Affiliates.

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm.