Form 20-F
period 2008-12-31
Hurray! Holding Co., Ltd.
filed 2009-06-26
CIK 1294435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
Chaoyang District, Beijing 100027, People’s Republic of China
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange and on which registered

American Depositary Shares, each representing 100 ordinary shares, par value US$0.00005 per share	Nasdaq Global Market
Securities registered or to be registered pursuant to Section 12(g) of the Act.
NONE
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,193,343,740 ordinary shares, par value US$0.00005 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

INTRODUCTION
Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:
•	“ADSs” refers to our American depositary shares, each of which represents 100 ordinary shares;

•	“$,” “US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“China” and the “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“ordinary shares” refers to our ordinary shares, par value US$0.00005 per share;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“telecom operators” refer to China Mobile, China Unicom and China Telecom, the three principal telecommunication network operators in China, and

•	“we,” “us,” “our company” and “our” refer to HURRAY! HOLDING CO., LTD. and its subsidiaries, affiliates and predecessor entities.
This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006.
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
All forward-looking statements in this annual report on Form 20-F are made as of the date of filing hereof, based on information available to us as of that date, and we assume no obligation to update or revise any of these forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.
PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
Item 2. Offer Statistics and Expected Timetable
Not Applicable.

Item 3. Key Information
A. Selected Financial Data
The following table presents certain selected consolidated financial information for our business. You should read the following information in conjunction with our audited consolidated financial statements, the notes thereto and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. The following data as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 has been derived from our audited consolidated financial statements for those years and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data as of December 31, 2006, 2005 and 2004 and for the years ended December 31, 2005 and 2004 have also been derived from our audited consolidated financial statements for those years, which are not included in this annual report on Form 20-F. Our audited financial statements for the foregoing periods were prepared in accordance with United States generally accepted accounting principles, or US GAAP.

	For the Year Ended December 31,
	2008	2007	2006	2005 (1)	2004 (1)
	(in thousands of U.S. dollars, except percentages)
Historical Condensed Consolidated Statement of Operations Data
Revenues:
Wireless value-added services	$42,672	$50,038	$62,512	$56,063	$43,173
Recorded music	11,287	10,489	6,203	—	—

Total revenues	53,959	60,527	68,715	56,063	43,173

Cost of revenues:
Wireless value-added services	32,840	36,394	40,672	28,635	18,053
Recorded music	6,730	6,233	3,553	—	—

Total cost of revenues	39,570	42,627	44,225	28,635	18,053

Gross profit	14,389	17,900	24,490	27,428	25,120
Operating expenses	22,669	61,462	19,882	14,277	10,436

Operating (loss) income from continuing operations	(8,280)	(43,562)	4,608	13,151	14,684
Interest income	1,613	2,313	2,529	1,390	28
Interest expense	—	(179)	(45)	(27)	(312)
Gain on reduction of acquisition payable	5,000	—	—	—	—
Foreign exchange loss	(8,990)	—	—	—	—
Other income, net	247	466	315	330

(Loss) income before provision for income taxes, earnings in equity investments, minority interest and discontinued operations	(10,410)	(40,962)	7,407	14,844	14,400
Income tax expense (credit)	486	(182)	205	(323)	—

Net (loss) income from continuing operations after income taxes before minority interests	(10,896)	(40,780)	7,202	14,521	14,400
Minority interests	337	(688)	(562)	—	—
Equity in earnings (losses) of affiliate	64	(63)	—	—	—
Impairment for Investment in equity affiliate	(1,871)	—	—	—	—

Net (loss) income from continuing operations	(12,366)	(41,531)	6,640	14,521	14,400

	For the Year Ended December 31,
	2008	2007	2006	2005 (1)	2004 (1)
	(in thousands of U.S. dollars, except percentages)
Discontinued operations:
Net (loss) income from discontinued operations, net of tax	—	(612)	(836)	4,098	2,840
Gain from disposal of discontinued operations	413	193	—	—	—

Net income (loss) from discontinued operations, net of tax	413	(419)	(836)	4,098	2,840

Net (loss) income	(11,953)	(41,950)	5,804	18,619	17,240
Deemed dividends on Series A convertible preference shares	—	—	—	—	(40)

Net (loss) income attributable to holders of ordinary shares	$(11,953)	$(41,950)	$5,804	$18,619	$17,200

Net (loss) income per share, basic	$(0.01)	$(0.02)	$0.00	$0.01	$0.01

Net (loss) income per share, diluted	$(0.01)	$(0.02)	$0.00	$0.01	$0.01

Shares used in calculating basic (loss) income per share	2,185,615,129	2,172,208,190	2,189,748,563	2,092,089,848	1,208,512,142

Shares used in calculating diluted (loss) income per share	2,185,615,129	2,172,208,190	2,208,758,636	2,129,228,961	1,572,887,775

(1)	The amounts of share-based compensation included in operating expenses for 2006, 2007 and 2008 reflect the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) effective January 1, 2006. Had we applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” in prior periods, we would have reported net income of $16,511 thousand and $17,007 thousand for 2004 and 2005, respectively, and net income per share (diluted) of $0.01 for both 2004 and 2005.

	As of and for the Year Ended December 31,
	2008	2007	2006	2005	2004
	(in thousands of U.S. dollars, except percentages)
Historical Condensed Consolidated Balance Sheet Data
Cash	$59,473	$65,979	$74,597	$75,959	$8,714
Accounts receivable, net	12,658	14,691	13,449	18,089	11,883
Other current assets	5,580	8,777	3,342	2,297	2,133
Property and equipment, net	980	1,636	1,954	2,536	2,617
Goodwill	3,157	5,621	39,621	23,869	20,412
Other assets	6,476	8,890	7,027	4,953	705

Total assets	$88,324	$105,594	$139,990	$127,703	$46,464

	As of and for the Year Ended December 31,
	2008	2007	2006	2005	2004
	(in thousands of U.S. dollars, except percentages)
Current liabilities	$6,316	$14,467	$12,960	$7,636	$8,743
Non-current liabilities	316	877	851	843	—

Total liabilities	$6,632	$15,344	$13,811	$8,479	$8,743

Minority interests	$4,783	$4,667	$3,359	$605	$—
Series A convertible preference shares (16,924,497 shares issued and outstanding as of December 31, 2004, and nil issued and outstanding as of December 31, 2005 to 2008)	—	—	—	—	17
Ordinary shares (2,193,343,740, 2,174,784,440, 2,163,031,740, 2,229,754,340 and 1,186,672,000 shares issued and outstanding as of December 31, 2008, 2007, 2006, 2005 and 2004, respectively)	110	109	108	111	59
Other shareholders’ equity	76,799	85,474	122,712	118,508	37,645

Total liabilities, minority interests and shareholders’ equity	$88,324	$105,594	$139,990	$127,703	$46,464

Other Historical Condensed Consolidated Financial Data:
Gross profit margin
Wireless value-added services	23.0%	27.3%	34.9%	48.9%	58.2%
Recorded music	40.4%	40.6%	42.7%	—	—
Total gross profit margin	26.7%	29.6%	35.6%	48.9%	58.2%
(Loss) income from continuing operations margin(1)	(15.3%)	(72.0%)	6.7%	23.5%	34.0%
Net (loss) income from continuing operations margin(1)	(22.9%)	(68.6%)	9.7%	25.9%	33.4%
Net (loss) income margin(1)	(22.2%)	(69.3%)	8.4%	33.2%	39.9%
Depreciation	990	1,269	1,580	1,461	1,335
Amortization	2,338	2,375	1,901	478	651
Capital expenditure	349	864	957	1,289	1,871

(1)	(Loss) income from continuing operations margin, net (loss) income from continuing operations margin and net (loss) income margin are the (loss) income from continuing operations, net (loss) income from continuing operations and net (loss) income as a percentage of our total revenues.
Exchange Rate Information
We present our historical consolidated financial statements in U.S. dollars. In addition, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi include a U.S. dollar equivalent solely for the convenience of the reader. Except as otherwise specified, this pricing information and these contractual amounts are translated at RMB6.8225 = US$1.00, the prevailing rate on December 31, 2008. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see note 2(m) to our audited consolidated financial statements.

The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.8278 = US$1.00 on May 29, 2009. The following table sets forth the high and low noon buying rates for cable transfers between Renminbi and U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York for each of periods indicated below.

	Noon Buying Rate
	RMB per US$1.00
	High	Low
December 2008	6.8842	6.8225
January 2009	6.8403	6.8225
February 2009	6.8470	6.8241
March 2009	6.8438	6.8240
April 2009	6.8361	6.8180
May 2009	6.8265	6.8176
The following table sets forth the average noon buying rates for cable transfers between Renminbi and U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York for each of 2004, 2005, 2006, 2007 and 2008, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate
RMB per US$1.00
2004	8.2768
2005	8.1826
2006	7.9579
2007	7.5806
2008	6.9193
2009 (through May 30)	6.8326
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors
RISKS RELATED TO OUR COMPANY
Risks Related to Our Wireless Value-added Services
We depend on China Mobile, China Unicom and China Telecom, the three principal telecommunications network operators in China, for the major portion of our revenue, and any loss or deterioration of our relationship with China Mobile, China Unicom and China Telecom, due to the recent government imposed restructurings or otherwise, may result in severe disruptions to our business operations and the loss of a major portion of our revenue.
We offer our services over mobile networks to consumers through the three principal telecom operators in China, China Mobile Communications Corporation, or China Mobile, China United Telecommunications Corporation, or China Unicom, and China Telecommunications Corporation, or China Telecom. These principal operators service the major portion of China’s approximately 641 million mobile phone subscribers as of December 31, 2008, according to a December 2008 Report issued by China’s Ministry of Industry and Information Technology, or the MIIT. Our agreements with these operators and their provincial affiliates are non-exclusive and have a limited term (generally one year for China Mobile and one or two years for China Unicom). We usually renew these agreements or enter into new ones when the prior agreements expire, but on occasion the renewal or new agreements can be delayed by periods of one month or more. China Telecom and its provincial affiliates have recently entered into new agreements with us in connection with the network assets that they acquired from China Unicom (as discussed below).
If any of China Mobile, China Unicom or China Telecom ceases to continue to cooperate with us, it would be impossible to find appropriate replacement telecom operators with the requisite licenses and permits, infrastructure and customer base to offer our wireless value-added services (“WVAS”). We derived approximately 57% of our combined WVAS revenue from China Mobile, 25% from China Unicom, and 12% from China Telecom in 2008.

In addition, the Chinese government has extensive involvement in determining the structure of the telecommunications industry in China. During the development of this industry, changes in government policy have resulted in major restructurings of the telecommunications operators, including the establishment of new operators and the combination of all or part of existing operators. In an effort to promote greater competition among the telecommunications operators and foster the development of 3G mobile networks, on May 24, 2008, the MIIT, the PRC National Development and Reform Commission, or the NDRC, and the PRC Ministry of Finance jointly issued the Notice on Strengthening the Reform of Telecommunications Systems, or the Telecom Notice, which aims to consolidate China’s existing telecommunication operators into three new telecommunications operators that can offer both mobile and fixed-line services. Under the Telecom Notice, China Mobile merged with China Railway Communication Co., Ltd., which operated a national fixed-line network, China Telecom acquired the Code Division Multiple Access (CDMA) wireless business and network from China Unicom, and China Unicom, which operates a Global System for Mobile communications (GSM) network and business, merged with China Netcom, which was principally a fixed-line operator. Due to the restructuring, our services to China Telecom have increased and our services to China Unicom have decreased beginning from October 1, 2008, the date that China Telecom officially acquired the CDMA wireless business and network from China Unicom. On January 7, 2009, the MIIT issued 3G licenses to China Mobile, China Unicom and China Telecom. China Mobile is expected to operate the TD-SCDMA network, China’s self-developed 3G standard, China Unicom is licensed to run WCDMA, a 3G standard originally developed in Europe, and China Telecom is expected to operate CDMA2000, a 3G standard originally developed in U.S. We are currently assessing the potential impact of such consolidations on our business.
Any future significant restructuring of any segment of the telecommunications industry in China, including in particular China Mobile, China Unicom or China Telecom (which are collectively referred to hereinafter in this annual report on Form 20-F as the “telecom operators”) or any other telecom operators in China and the potential combination of the mobile operations of various telecom operators in China, could significantly affect our relationships with these telecom operators, our operations and our revenues. Due to our reliance on the telecom operators for our WVAS, any loss or deterioration of our relationships with them, due to their own business decisions or government-imposed restructurings, may result in severe disruptions to our business operations and the loss of a major portion of our revenue.
We incurred net losses in 2007, 2008 and the first quarter of 2009 and may incur additional losses in future periods.
We incurred net losses in 2007, 2008 and the first quarter of 2009 primarily as a result of changes in the telecom operator policies and the manner in which they are enforced and intense market competition in the WVAS and music industries. In light of this, we have recently been implementing certain cost control measures, however, we cannot be certain that these measures will be effective and we will be able to return to profitability. In addition, we could continue to incur net losses in the future due to changes in the market, operating environment and competitive dynamics and our ability to respond to those changes, as well as any possible new strategic initiatives launched by our company. If we do not restore profitability, the market price of our ADSs may decline.
The termination or alteration of our various agreements with the telecom operators and their provincial affiliates would materially and adversely impact our revenue and profitability.
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
We may also be compelled to alter our agreements with these telecom operators in ways which adversely affect our business, such as by limiting the services we can offer or imposing other changes that limit the revenue we can derive from such agreements. In the past, telecom operators have entered into new contracts in certain provinces with service providers in which it changed the share percentages it retained for customer payments. The percentage of the payments from customers received by service providers has been decreasing since 2006. Subsequently, the share percentage of customer payments that service providers received from the telecom operators has decreased by a range of 5% to 10%. We may not be able to adequately respond to any such changes because we are not able to predict if the telecom operators will unilaterally amend our contracts with them.

Unilateral changes in the policies of the MIIT and the telecom operators and in their enforcement of their policies have resulted in service suspensions and our having to pay additional charges to the telecom operators, and further changes could materially and adversely impact our revenue and profitability in the future.
The MIIT and the telecom operators have a wide range of policies and procedures regarding customer service, quality control and other aspects of the WVAS industry. As the industry has evolved over the last several years, the telecom operators have refined these policies to improve overall service quality and increase customer satisfaction. For example, in July 2006, China Mobile introduced new policies which require extended free trial periods for WVAS, new billing reminders for new and existing monthly subscribers and positive user confirmations for conversion of per-message subscriptions to monthly subscriptions. Subsequently, in May 2007, China Mobile began the operational practice of displaying service fee reminders and seeking express confirmation prior to processing the wireless application protocol (“WAP”) page download requests of mobile phone users. China Mobile also began the practice of only including links to its own WVAS offerings on the embedded menus of certain mobile handsets with customized software for China Mobile users. In the past, such embedded menus featured links to all popular products offered on China Mobile’s networks, including our products.
In August 2007, MIIT introduced new policies regarding WVAS that mobile phone users subscribe to on a free trial basis. Service providers are now required to notify such mobile phone users once the free trial period ends and must obtain confirmation from them prior to charging them for continued subscription to the services. Upon obtaining such confirmation, service providers are then required to notify mobile phone users of the exact pricing for such service and send billing reminders to them.
In addition, in the last several years, acting under the guidance of the MIIT, the telecom operators have begun enforcing their customer service policies more rigorously than in the past and have initiated steps to improve customer service. This rigorous enforcement has resulted in a number of severe penalties imposed on us and other participants in the market in recent years. Penalties have included precluding service providers from offering certain services over a mobile operator’s network or from offering new services for a fixed period.
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
Our 2.5G revenues were negatively affected in 2008 by the delayed expansion of 2.5G mobile networks by the telecom operators. If this trend continues our revenue and profitability could be further materially and adversely affected.
Revenues from 2.5G WVAS declined from $17.4 million for fiscal year 2007 to $11.3 million for fiscal year 2008, representing a decline of 35.1%. Our 2.5G value-added services declined in part because of the telecom operators’ decision to delay expanding capacity or building out 2.5G mobile networks as they awaited the issuance of 3G licenses. If this market does not grow and evolve in the manner or in the timeframe that we anticipate, we may not be able to generate significant sustainable revenues from our 2.5G business.
The Chinese government and the telecom operators may prevent us from distributing, and we may be subject to liability for, content that any of them believe is inappropriate.
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
China Mobile, China Unicom and China Telecom also have their own policies regarding the distribution of inappropriate content by WVAS providers and have punished certain providers for distributing inappropriate content through the imposition of fines and service suspensions. Some of those providers indicated that the telecom operators informed them that certain of their content were construed as too adult-oriented or sexually suggestive.
The determination of whether or not WVAS content is appropriate is inherently subjective, and is subject to the interpretation of the governmental authorities and telecom operators in China. Their standards are generally more restrictive than those applied in many other countries like the United States. Accordingly, while we intend to comply with all applicable rules regarding wireless content, it may be very difficult for us to assess whether any particular content we offer that could be construed by the telecom operators as inappropriate under current regulations in China. Any penalties imposed on us by the telecom operators for the content of our services could result in a material and adverse effect on our revenue, profitability and reputation.

The telecom operators may impose higher service or network fees on us for their own business purposes or if we are unable to satisfy customer usage and other performance criteria, which could reduce our gross margins.
Fees for our WVAS are charged on a monthly subscription or per-use basis. As provided in our network service agreements, we rely on the telecom operators for both billing of and collection from, mobile phone users of fees for our services. As noted above under “— The termination or alteration of our various agreements with the telecom operators and their provincial affiliates would materially and adversely impact our revenue and profitability,” our negotiating leverage with the telecom operators is limited. As a result, the telecom operators could for their own business purposes unilaterally amend our agreements with them to increase the service or network fees that they retain from the revenues generated by our WVAS.
In addition, under these agreements, these service fees in some cases rise if we fail to meet certain customer usage, revenues and other performance criteria. Moreover, for 2G services, to the extent that the number of messages sent by us over networks of the telecom operators exceeds the number of messages our customers send to us, we must pay per message network fees, which decrease in several provinces as the volume of customer usage of our services increases. The number of messages sent by us will exceed those sent by our users, for example, if a user sends us a single message to order a game but we in turn must send that user several messages to confirm his or her order and deliver the game itself. We cannot be certain that we will be able to satisfy any performance criteria in the future or that the telecom operators will keep the criteria at their current levels. Any increase in the service or network fees of the telecom operators could reduce our gross margins.
If any of the telecom operators change their practices with regard to how service selections appear on their WAP portals, the revenue from our services, and thus our overall financial condition, could be materially and adversely affected.
The current practice of the telecom operators is generally to place the most popular WAP services at the top of the menu on the first page of the list of services available in each service category on their WAP portals. Services at the top of the menu are more accessible to users than other services and, in our experience, are more frequently accessed than those services lower on the menu. This effectively reinforces the position of the most popular services. The placement of services on these menus creates significant competitive advantages for the top-ranked services and significant challenges for newer and less popular services. We believe that our prominent position on the WAP portals of the telecom operators historically helped us maintain our position in the market. If any of the telecom operators changes its current practices so that the most popular services are not those that are the most accessible to customers, restricts the number or type of services a service provider is permitted to place on service menus or adopts new interface technologies that eliminate the current service menus, our services could become more difficult for users to access and could, therefore, become less popular. In addition, as discussed below under the heading “—Our revenue from WVAS may be adversely affected by the telecom operators providing their own full portfolio of 2G, 2.5G and any upcoming 3G services that compete with our services,” China Mobile also began the practice of only including links to its own WVAS offerings on the embedded menus of mobile handsets with customized software for China Mobile users while excluding links to products from third party WVAS service providers such as our company. This practice has adversely affected our revenues. If additional similar changes occur, they will likely materially and adversely affect the revenue from our services, and thus our overall financial condition.
Our revenue from WVAS may be adversely affected by the telecom operators providing their own full portfolio of 2G , 2.5G and any upcoming 3G services that compete with our services.
In 2006, China Mobile began operating its own music WAP portal and procuring music content from music companies directly. Our revenues as a service provider have been adversely affected by this development, although some of this effect has been mitigated by China Mobile procuring music content from our affiliated music companies. China Mobile also began the practice of only including links to its own WVAS offerings on the embedded menus of mobile handsets with customized software for China Mobile users while excluding links to products from third party WVAS service providers like us. Such practice has adversely affected our revenues. Our business would likely be adversely affected if any of the telecom operators decide to provide additional 2G, 2.5G and any upcoming 3G services to mobile phone users, which compete with our services. In that case, we would not only face enhanced competition, but could be partially or completely denied access to the networks of these telecom operators which would adversely affect our revenue from WVAS.

The popularity of our WVAS services, and therefore revenues from these services and our profitability, would be adversely affected if our competitors offer more attractive and engaging services or we are unsuccessful in developing and offering attractive and engaging services on 3G mobile networks, which are in the process of being launched.
The WVAS market is highly competitive, and our competitors may offer new or different services, which are more popular than our 2G and 2.5G services. Moreover, we cannot be certain that we will successfully develop and sell popular services on 3G mobile networks, which are in the process of being launched, following MIIT’s grant of licenses to the telecom operators in January 2009. Although we plan to transition our 2.5G services to 3G services as the 3G mobile networks are launched, it is difficult to predict the development of new mobile technologies or the types of services that will be popular on any new mobile networks.
The telecom operators allow us to offer our services over their networks only if we achieve minimum customer usage, revenues and other criteria, and our revenues from 2.5G services depend in particular on our ability to meet those criteria to keep our services among the most popular offered through the telecom operators.
If we fail to achieve minimum customer usage, revenues and other criteria imposed by the telecom operators at their discretion from time to time, our services could be excluded from the applicable mobile operator’s entire network at a provincial or national level, or we could be prevented from introducing new services. In addition, we believe that the success of our 2.5G services depends significantly on whether our services appear at the top of the menu on the first page of the list of services available in each service category on the telecom operators’ WAP portals. The ranking of services on these WAP page menus depends on the satisfaction of performance criteria established by the telecom operators from time to time. If we are excluded from any mobile operator’s network or are not able to keep our 2.5G services at the top of the service lists on any mobile operator’s WAP pages due to performance problems, our WVAS revenue would be substantially reduced, which would materially and adversely affect our overall financial condition and the market price of our ADSs.
We must rely on the telecom operators to maintain accurate records of fees paid by users of our services, deduct service and network fees due to them and pay us fees due to us. Errors in record-keeping by the telecom operators could adversely affect our profitability and the market price of our ADSs.
We must rely on the telecom operators to maintain accurate records of the fees paid by users and deduct the service and network fees due to them under our network service agreements. Specifically, the telecom operators provide us with monthly statements for our 2G services that do not provide itemized information regarding amounts paid for each of our services or calculations of the service and network fees. As a result, monthly statements that we have received from the telecom operators for our 2G services cannot be reconciled to our own internal records for the reasons discussed under “— The telecom operators do not supply us with detailed information on billing and transmission failures, revenues, service or network fees or other charges, particularly with respect to our 2G services, and accordingly, it is difficult to analyze the factors affecting our financial performance.” In addition, we have only limited means to independently verify the information provided to us with respect to such 2G services because we do not have access to the telecom operators’ internal records. Rather, we can only seek consultations with the telecom operators to discuss the reasons for any discrepancies.
With respect to our 2.5G services, the telecom operators allow us limited access to their transmission and billing system information to monitor if our services are actually delivered and paid for, which information we then reconcile to our own internal records. In addition, the telecom operators in general provide us with monthly statements within two to three weeks after month end. However, the statements can be delayed by periods of four months or more. As discussed below in Item 5.A. “Operating Results —Factors Affecting Results of Operations and Financial Condition”, discrepancies between our internal records and the telecom operators’ confirmations have been significant in 2008. Nonetheless, we are still ultimately dependent on the ability of the telecom operators’ systems to accurately collect and analyze the relevant transmission and payment data regarding our services.
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
Our dependence on the billing records of the telecom operators may adversely affect our ability to record, process, summarize and report revenue and other information regarding our WVAS. Any inaccuracies in our records and public reports could adversely affect our ability to effectively manage our business and the market price of our ADSs.
We maintain controls and procedures to ensure that financial and non-financial information regarding our business is recorded, processed, summarized and reported in a timely and accurate manner. However, as noted in the prior risk factor, we depend on the billing records of the telecom operators and have only limited means to independently verify information provided by them. If the information they provide us is incorrect or incomplete, then our own internal records will also be incorrect or incomplete. Our business could be adversely affected if our management and board of directors make decisions based on deficient internal information, such as strategic initiatives involving new WVAS. Moreover, it is possible that, if information provided to us by the telecom operators were not correct or complete, our public reports could also be deficient, which could adversely affect the market price of our ADSs.

We recognize revenue for a portion of our 2G services on an accrual basis, based on an internal estimation process which involves the use of estimates of monthly revenues to the extent we are unable to obtain actual figures from the telecom operators before we finalize our financial statements, which could in turn require us to make adjustments to our financial statements.
We recognize revenue for a portion of our 2G services (as well as for a smaller portion of our 2.5G services) on an accrual basis in order to report our quarterly earnings on a timely basis. This involves the use of estimates of monthly revenues based on our internal records for the month and prior monthly confirmation rates with the telecom operators in prior months if we are unable to obtain actual figures from the telecom operators before we finalize our financial statements. We expect the effect of these estimates on our financial results will be more significant on our quarterly results of operations than on our annual results, as we are less likely to receive confirmation on all of our 2G revenues before we disclose our quarterly results. To the extent that our revenues have not been confirmed by the telecom operators for any reporting period, we will need to adjust our revenues in the subsequent periods in which these revenues are confirmed. Actual revenues may differ from prior estimates when unexpected variations in billing and transmission failures occur. Recognizing revenues on an accrual basis could potentially require us to later make adjustments to our financial statements if the telecom operators’ billing statements and cash payments are different from our estimates, which could adversely affect our reputation and the market price of our ADSs.
Our revenues and cost of revenues for 2G services, and to a lesser degree 2.5G services, are affected by billing and transmission failures and other discrepancies which are often beyond our control.
We do not collect fees for our services from the telecom operators in a number of circumstances, including if:
•	the delivery of our service to a customer is prevented because his or her phone is turned off for an extended period of time, the customer’s prepaid phone card has run out of value or the customer has ceased to be a customer of the applicable mobile operator;
•	any telecom operator experiences technical problems with its network, thus preventing the delivery of our services to the customer;
•	we experience technical problems with our technology platform that prevents delivery of our services; or
•	the customer refuses to pay for our services due to quality or other problems.
These situations are known in the industry as billing and transmission failures, and we do not recognize any revenues for services which are characterized as billing and transmission failures. Billing and transmission failures therefore significantly lower the revenues we record. The failure rate for 2G services can vary among the telecom operators, and by province, and has fluctuated significantly in the past, ranging from 0.0% to 19.1% of the total billable messages on a monthly basis as reflected in our internal records during 2008. The failure rate increased in 2008 compared to prior year due to the restructuring of the telecom operators.
Although we do not experience the same type of billing and transmission failures for our 2.5G services as we do for our 2G services, we do experience a discrepancy between the revenues recorded by our internal system and the revenues confirmed by the telecom operators. This difference ranged from 0.4% to 27.5% per month and relates to services that are provided but are not billed to the user for a variety of reasons associated with the manner in which the telecom operators register new users and manage their internal billing reconciliation process. As discussed below in Item 5.A. “Operating Results —Factors Affecting Results of Operations and Financial Condition”, these discrepancies increased in 2008 due to the restructuring of the telecom operators.
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

The telecom operators do not supply us with detailed information on billing and transmission failures, revenues, service and network fees or other charges, particularly with respect to our 2G services, and accordingly it is difficult to analyze the factors affecting our financial performance.
The telecom operators’ monthly statements to service providers, including our company, regarding the services provided through their networks currently do not contain information about billing and transmission failures, revenues, service and network fees or other charges or detailed information on a service-by-service basis, particularly with respect to our 2G services. While the telecom operators allow third party service providers such as our company to have access to their 2.5G transmission and billing systems, such access is limited and does not offer complete information on all fee calculations and other charges. Moreover, China Mobile and China Unicom have from time to time imposed penalty charges and service suspensions on us when they believe we have contravened their customer service policies. The information provided by the telecom operators does not, however, identify exactly which services caused the problem or the time period in which they occurred.
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
The services we offer and the prices we charge are subject to approval by the telecom operators, and if requested approvals are not granted in a timely manner or approved services are suspended or terminated, our competitive position, revenue and profitability could be adversely affected.
We must obtain approval from China Mobile, China Unicom and China Telecom with respect to each 2G, 2.5G and any upcoming 3G service that we propose to offer to their customers and the pricing for such service. In addition, any changes in the pricing of our existing services must be approved in advance by these operators. There can be no assurance that such approvals will be granted in a timely manner or at all. Failure to obtain, or a delay in, obtaining such approvals could place us at a competitive disadvantage in the market and adversely affect our revenue and profitability. In addition, the recent more rigorous enforcement of customer service policies by the telecom operators could result in heightened scrutiny of our existing or proposed services and pricing by the telecom operators. This could, in turn, result in delays in their approving new services, our failure to obtain approval for new services or suspensions or termination of all or part of our existing services or reductions in approved pricing of our services. The occurrence of any of these actions could materially and adversely affect our revenues.
Risks Related to Our Music Business
The businesses of our affiliated music companies are subject to constantly changing consumer tastes.
In order to implement our strategy to enter the music development, production and distribution and artist development industries, we formed an affiliated Chinese entity, Hurray! Digital Media, and established a new wholly owned Cayman Islands subsidiary, Hurray! Music Holding Co., Ltd. in 2005, whose name was changed to Hurray! Media Co., Ltd. (“Hurray! Media”). As part of our strategy to grow through opportunistic acquisitions and strategic investments, we have acquired, in recent years, equity interests in Hurray! Freeland Digital Music Technology Co., Ltd. (“Freeland Music”), Beijing Huayi Brothers Music Co., Ltd. (“Huayi Brothers Music”), Beijing New Run Entertainment Development Co., Ltd. (“New Run”), Guangzhou Hurray! Secular Bird Culture Communication Co., Ltd. (“Secular Bird”), Seed Music Group Limited (“Seed Music Group”) and Beijing Hurray! Fly Songs International Culture Co., Ltd. (“Fly Songs”), which we refer to collectively as our affiliated music companies in this annual report on Form 20-F. The first five of the foregoing companies engage in artist development and music production and distribution in Mainland China (and in Taiwan in the case of Seed Music), and the sixth company, Fly Songs, engages in concert promotions in Mainland China and Taiwan. We have also recently expanded our artist agency business as discussed in Item 4. “Information on the Company—Our Business—Our Music and Artist Agency Business.”
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

The future success of our affiliated music companies depends on their ability to continue to develop recorded music and organize concerts that are interesting and engaging to our target audience, primarily users of the Internet and WVAS in the case of our recorded music. If our audience determines that the content does not reflect its tastes, then our audience size could decrease, which would adversely affect our results of operations. The ability of Freeland Music, Huayi Brothers Music, New Run, Secular Bird and Seed Music Group to develop compelling content depends on several factors, including the following:
•	technical expertise of their production and recording staff,
•	popularity of the artists of our affiliated music companies,
•	access to songs or songwriters, and
•	effectiveness of online and offline marketing and promotional activities.
Furthermore, our affiliated music companies must invest significant amounts for development prior to the release of any product or organization of an event. These costs may not be recovered if the product or event is unsuccessful. There can be no assurance that such products or events will be successful releases or that any product or events will generate revenues sufficient to cover the cost of development or organization.
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
It can be difficult to enforce certain copyright protections in China. In particular, the music industry in China has suffered from serious piracy issues for many years. Our management estimates that for every dollar of copyrighted CD sales, there are approximately five to ten dollars of pirated CD sales in China. In addition, it can be difficult to retain artists who become popular and generate large revenue for us, given that such artists may decide to renegotiate with us or contract with other music content providers. This is a common problem faced by music companies in the PRC. The revenue generated from our affiliated music companies may continue to be adversely affected by the difficulty in enforcing copyrights and retaining popular artists, and therefore may not grow as fast as anticipated.

Additional Risks Related to Our Company
Our recent acquisitions and strategic investments and any future acquisitions or investments may have an adverse effect on our ability to manage our business and may subject us to unforeseen liabilities.
Selective acquisitions and strategic investments, such as our recent acquisition of Seed Music Group as described in Item 4. “Information on the Company—History and Development of the Company,” form part of our strategy to further expand our business. Such companies may not be as successful as they have been in the past, and may also not perform as well as we expect. Moreover, the integration of such companies into our operations has required significant attention from our management. In particular, we must ensure that the relationships of our newly acquired wireless value-added service companies with the telecom operators are not disrupted by the acquisitions. In addition, our management must also devote significant resources to enhancing its knowledge of the music development, production and distribution business in China, with which we have limited experience, and new geographical markets such as Taiwan and Hong Kong in the case of our recent acquisition of Seed Music Group. Future acquisitions will also likely present similar challenges.
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
The Chinese market for WVAS is changing rapidly and is intensely competitive. We compete principally with four groups of 2G, 2.5G and 3G service providers in China, which include companies that focus primarily or entirely on these markets, major Internet portal operators in China, niche service providers and the telecom operators.
There are low barriers to entry for new competitors in the 2G, 2.5G and 3G services market and many of our competitors have longer operating histories in China, greater name and brand recognition, larger customer bases and databases, significantly greater financial, technological and marketing resources and superior access to original content than we have. Recently, certain of the telecom operators have begun offering WVAS directly to their customers. See “—Our revenue from WVAS may be adversely affected by the telecom operators providing their own full portfolio of 2G , 2.5G and 3G services that compete with our services” above. As a result, our existing or potential competitors may in the future achieve greater market acceptance and gain additional market share, which in turn could reduce our revenues.
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
We began commercially offering WVAS in China in 2001, and since that time, the technologies and services used in the WVAS industry in China have developed rapidly. Moreover, we have recently entered the music development, production, distribution and artist agency business in China, which is also rapidly evolving. As a result of this rapid and continual change, you should consider our prospects in light of the risks and difficulties frequently encountered by companies in an early stage of development. These risks include our ability to:
•	attract and retain users for our 2G, 2.5G and any upcoming 3G services,
•	expand the services that we offer,
•	respond effectively to rapidly evolving competitive and market dynamics and address the effects of mergers and acquisitions among our competitors,
•	effectively manage our new music businesses and leverage our music library,
•	maintain, expand and enhance our relationships with telecom operators so that they will allow us to offer our 2G, 2.5G and any upcoming 3G services over their networks, and
•	increase awareness of our brand and user loyalty.
Due to these factors, there can be no certainty that we will maintain or increase our current share of the highly competitive markets in which we operate.

We depend on key personnel for the success of our business. Our business may be severely disrupted if we lose the services of our key executives and employees or fail to add new senior and middle managers to our management.
Our future success is heavily dependent upon the continued service of our key executives, namely, Dr. Songzuo Xiang, our chief executive officer, Xiaoqing Guo, our chief financial officer and vice president, Ping Ji and Fan Yang, our senior vice presidents in charge of WVAS business, and Haoyu Yang, our senior vice president in charge of music companies. Our future success is also dependent upon our ability to attract and retain qualified senior and middle managers to our management team. If one or more of our current or future key executives or employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business may be severely disrupted. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customers and suppliers and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into an employment agreement and a confidentiality, non-competition and non-solicitation agreement with us. As we believe is customary in our industry in China, we do not maintain key-man life insurance for any of our key executives.
Rapid growth and a rapidly changing operating environment strain our limited resources. Our future growth could be adversely affected if we cannot manage our expansion effectively.
We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. If the user base of our WVAS increases or our affiliated music companies expands, we will need to increase our investment in our technology infrastructure, facilities and other areas of operations, in particular our product development, customer service and sales and marketing, which are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support could deteriorate and our business may suffer. For example, any such performance issue could prompt China Mobile, China Unicom, or China Telecom to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:
•	develop and quickly introduce new WVAS, adapt our existing services and maintain and improve the quality of all of our services, particularly as the market for 2.5G and 3G services evolves and matures,
•	effectively maintain our relationships with China Mobile and China Unicom, enhance our relationships with China Telecom and establish new relationships with any other recipients of mobile licenses in China so that we are able to offer WVAS over their networks,
•	attract and retain popular artists for our music and artist agency businesses,
•	continue training, motivating and retaining our existing employees, including our senior management, and attract and integrate new employees,
•	develop and improve our operational, financial, accounting and other internal systems and controls, and
•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.
Any failures of the mobile telecommunications network, the Internet or our technology platform may reduce use of our services and our revenues.
Our WVAS are offered through the networks of China Mobile, China Unicom and China Telecom. In addition, we use our website to promote our services and enable users to order them. Thus, both the continual accessibility of the telecom operators’ networks and the performance and reliability of China’s Internet infrastructure are critical to our ability to attract and retain users. Any server interruptions, break-downs or system failures, including failures caused by computer viruses, hacking or sustained power shutdowns, floods or fire causing loss or corruption of data or malfunctions of software or hardware equipment, or other events outside our control that could result in a sustained shutdown of all or a material portion of the mobile networks, the Internet or our technology platform, could adversely impact our ability to provide our services to users and decrease our revenues.

Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations, which could adversely affect our ability to operate our business effectively or at all.
In connection with China’s entry into the World Trade Organization, or WTO, foreign investment in telecommunications and Internet services in China has been liberalized to allow for a maximum of 50% foreign ownership in value-added telecommunications and Internet services in China. To comply with these ownership requirements, we have implemented a structure which is similar to those used by several of our competitors such as Sina, Sohu, NetEase, Linktone and TOM Online by entering into various agreements with affiliated companies incorporated in China (which we refer to as our affiliated Chinese entities), including Hurray! Solutions Ltd. (“Hurray! Solutions”), Beijing WVAS Solutions Ltd. (“WVAS Solutions”), Beijing Enterprise Network Technology Co., Ltd. (“Beijing Network”), Beijing Palmsky Technology Co., Ltd. (“Beijing Palmsky”), Beijing Hutong Wuxian Technology Co., Ltd. (“Beijing Hutong”), Shanghai Magma Digital Technology Co., Ltd. (“Shanghai Magma”), Beijing Hengji Weiye Electronic Commerce Co., Ltd. (“Hengji Weiye”), Shanghai Saiyu Information Technology Co.,Ltd. (“Shanghai Saiyu”) and Henan Yinshan Digital Network Technology Co., Ltd.(“Henan Yinshan”) and their shareholders. Each of these affiliated Chinese entities is owned by various individuals in China.
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
Because we conduct substantially all our business in China, and because we are restricted to a certain extent by the Chinese government from owning telecommunications or Internet operations in China, we depend on our affiliated Chinese entities, in which we have no direct ownership interest, to provide those services through agreements. These agreements may not be as effective in providing control over our telecommunications or Internet operations as direct ownership of these businesses. For example, our affiliated Chinese entities could fail to take actions required to operate our business, such as renewing their business licenses or services permits or entering into service contracts with China Mobile, China Unicom or China Telecom. Moreover, the fees for our services are paid by the telecom operators directly to our affiliated Chinese entities, which are then obligated at our request to transfer substantially all of such fees to our wholly owned subsidiary, Beijing Hurray! Times. If our affiliated Chinese entities fail to perform their obligations under these agreements, we may have to rely on legal remedies under Chinese law, which we cannot assure you would be effective or sufficient. In particular, the legal environment in China is not as developed as in other jurisdictions, such as the United States. Thus, Chinese courts are often inexperienced in handling corporate disputes, and different courts may apply laws and procedures in different ways.
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
Except for a certain amount of cash held by Hurray! Holding Co., Ltd. (approximately $39.5 million as of December 31, 2008), we have no significant assets other than our equity interests in Beijing Hurray! Times and Hurray! Media (through which we hold equity interests in Seed Music Group). We are a holding company, and we rely principally on dividends that may be paid from Beijing Hurray! Times and Hurray! Media from time to time and technical consulting and service fees, license fees and other fees paid to Beijing Hurray! Times by our affiliated Chinese entities for our cash requirements, including any debt we may incur. We are likely to lose all of our sources of funds if Beijing Hurray! Times or Hurray! Media is restricted from paying dividends to us.
Chinese legal restrictions, however, permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations, which in turn restricts our ability to receive these revenues. Under Chinese law, Beijing Hurray! Times is also required to set aside a portion of its after-tax profit calculated under PRC generally accepted accounting principles, or PRC GAAP, for which the legal minimum requirement is 10%, to a non-distributable general reserve fund beginning in its first profitable year after offsetting prior year’s cumulative losses and to certain other non-distributable funds at an amount determined by Beijing Hurray! Times. The amount of statutory reserves was nil as of December 31, 2008 since Beijing Hurray! Times incurred an operating loss in 2008. This reserve fund can only be used for specific purposes and is not distributable as cash dividends. Dividends paid to us by our subsidiaries in China will also be subject to withholding tax under the new tax laws adopted in China. See “—Recent changes in PRC tax laws could have a material adverse effect on our operating results.” If further restrictions on payments of dividends by our subsidiary are implemented under Chinese law, we may not be able to access our internal source of funds.
Our revenues may fluctuate significantly and may adversely affect the market price of our ADSs.
Our revenues and results of operations have varied in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation are outside our control. Steady revenues and results of operations will depend largely on our ability to:
•	attract and retain users in the increasingly competitive WVAS market in China,
•	maintain and grow our 2G and 2.5G market share and revenues, and successfully offer 3G services,
•	successfully implement our business strategies, including integrating our recent strategic acquisitions with our existing core business, and
•	update and develop our services, technologies and content, which is highly complex.
The WVAS industry in China is new and rapidly evolving, our experience in the music industry is limited and our business has experienced significant volatility in terms of financial results as a result of the factors stated above. Therefore, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the market price of our ADSs to decline.
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
We have a material weakness in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on the effectiveness of the company’s internal control over financial reporting. Accordingly, our management assessed our effectiveness of internal control over financial reporting as of December 31, 2008 using the criteria set forth in the report “Internal Control — Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (know as COSO). This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting as temporary rules of the SEC permit us to provide only our management’s report in this annual report.
Our management has concluded that our internal control over financial reporting was not effective as of December 31, 2008 due to the material weakness we identified. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The identified material weakness is that, while our affiliated music companies make an allowance for doubtful debts against trade receivables based on a review of each individual account, the management of these companies do not use a set of criteria (such as payment history and account activity) to determine whether an allowance for an individual account is necessary.
We have implemented measures to resolve the material weakness and improve our internal and disclosure controls and we do not believe that the material weakness identified had a pervasive impact on internal control over financial reporting. See Item 15. “Controls and Procedures - Management’s Report on Internal Control over Financial Reporting.” Nevertheless, we cannot assure you that these measures will be effective and that we will be able to resolve the material weakness in internal control over financial reporting in a timely and effective manner or that any significant material weakness in our internal control over financial reporting will not be identified in the future. If, however, we fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, even if we conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs.

We believe that we were a passive foreign investment company (“PFIC”) for taxable years 2006, 2007 and 2008 and are likely a PFIC for the current taxable year of 2009, which could result in adverse U.S. federal income tax consequences to U.S. investors.
We will be classified as a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is passive income, or (b) 50% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income. The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. We believe that we were a PFIC for taxable years 2006, 2007 and 2008 and are likely to be classified as a PFIC for the current taxable year of 2009, although such determination cannot be made with certainty until the end of the taxable year. Such characterization could result in adverse U.S. federal income tax consequences to a U.S. investor. For example, if we are a PFIC, then “excess distributions” to a U.S. investor, and any gain realized on the sale or other disposition of our ADSs will be allocated ratably over the U.S investor’s holding period for the ADSs, the amount allocated to the current taxable year and any year prior to our becoming a PFIC will be taxed as ordinary income, and the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year. Additionally an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year and the U.S. investor will be subject to U.S. tax reporting requirements. Some of these adverse tax consequences may be avoided if the U.S. investor makes a “mark-to-market” election for the ADSs.
Accordingly, the adverse U.S. federal income tax consequences described above could apply to you if you are a U.S. investor. Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to the U.S. federal, state and local and other tax consequences of our status as a PFIC in light of the particular circumstances applicable to such U.S. investor, as well as the availability of and procedures for making a mark-to-market or other available election. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see Item 10.E. “Additional Information—Taxation—United States Federal Income Taxation” below.
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

We believe that all participants of our existing equity compensation plans who are PRC citizens are currently required to register with the State Administration of Foreign Exchange of the PRC, or SAFE, and the failure to so comply could subject us and such participants to penalties. We may also face regulatory uncertainties that could restrict our ability to adopt additional equity compensation plans for our directors and employees and other parties under PRC law.
On April 6, 2007, the capital account department of SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of an Overseas Listed Company, or Circular 78. It is not clear at this time whether Circular 78 covers all forms of equity compensation plans, including restricted purchase share awards granted by us, or only those which provide for the granting of stock options. For any plans which are so covered and are adopted by a non-PRC listed company such as our company after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings by July 5, 2007 if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. In May 29, 2007, the General Affairs Department of SAFE issued the Notice on Printing and Distributing the Operating Rules for the Notice of the State Administration of Foreign Exchange on the Relevant Issues about Foreign Exchange Control over the Financing and Return Investment of Domestic Residents through Overseas Special Purpose Companies, or Circular 106. This notice also requires PRC citizens who hold stock options pursuant to a company’s equity incentive plan to register with SAFE. We have completed the required registration on behalf of our stock option holders who are PRC citizens with SAFE. Although Circular 78 has not yet been made publicly available nor has it been formally promulgated by SAFE, and we have submitted the registration with SAFE on behalf of our stock option holders who are PRC citizens pursuant to Circular 106, any failure to comply with such provisions may subject us and the participants of our equity compensation plans who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our personnel which is currently a significant component of the compensation of many of our PRC employees, as a result of which our business operations may be adversely affected.
Recent changes in PRC tax laws could have a material adverse effect on our operating results.
In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, or the New EIT Law, which became effective on January 1, 2008. In addition, the Implementation Rules of the New Enterprise Income Tax Law, or the Implementation Rules, were promulgated by the PRC State Council on December 6, 2007 and the Notice on Implementation of Transitional Arrangements for Preferential Policies of Enterprise Income Tax, or the Transitional Arrangements Notice, was promulgated by the PRC State Council on December 26, 2007. Under the New EIT system, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises. Enterprises established prior to March 16, 2007 eligible for a preferential tax rate of 15% according to the then effective PRC Enterprise Income Law for Foreign-Invested Enterprise and Foreign Enterprise tax laws and administrative regulations is subject to transitional rules as stipulated in the Transitional Arrangements Notice. In addition, certain qualified enterprises may still benefit from a preferential tax rate of up to15% under the New EIT Law if they meet the definition of “qualified high and new technology enterprise” strongly supported by the state as set out in the Implementation Rules. As a result, if our PRC subsidiaries and VIEs qualify as high and new technology enterprises strongly supported by the state under the New EIT Law, they will continue to benefit from a preferential tax rate of up to 15%. Otherwise, the applicable tax rate of our PRC subsidiaries and VIEs is 25% starting from 2008 under the New EIT Law. Before the due date of the 2008 PRC EIT annual final settlement, four of our subsidiaries and VIEs were qualified as high and new technology enterprises and are entitled to the preferential tax rate, tax exemption or reduced rate according to the New EIT Law and transitional rules. While the high and new technology enterprise certificates are valid for three years, we believe based on currently available information that we will be able to reapply successfully for the renewal of the current certificates as we believe we will continue to meet the published criteria. Accordingly, these four entities have used the reduced applicable tax rate in calculations of deferred tax balances for the foreseeable future. However, we cannot be certain that such applications will be successful. In addition, our qualified new cultural enterprises, Huayi Brothers Broker, Hurray! Freeland Culture and Secular Bird, were entitled to tax exemption in 2008. We have used the new standard rates for our other affiliated Chinese entities. Deferred taxes have been calculated using the tax rates that apply to the relevant companies.
Under the New EIT Law, the rules for determining whether an entity is resident in the PRC for tax purposes have changed and the determination of residence depends among other things on the “place of actual management.” If Hurray! Holding Co., Ltd. or our non-PRC subsidiaries are determined to be a PRC resident for tax purposes, it or they, would be subject to tax in the PRC on our worldwide income including the income arising in jurisdictions outside the PRC. We have evaluated our resident status under the New EIT Law and related guidance and believe Hurray! Holding Co., Ltd. and our other non-PRC subsidiaries are not a PRC resident for PRC income tax purposes.

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to the overseas holding companies by the PRC subsidiaries, were exempt from PRC withholding tax. Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.
Aggregate undistributed earnings of our subsidiaries and affiliates located in the PRC that are available for distribution to the Company at December 31, 2008 are considered to be indefinitely reinvested under APB opinion No. 23, “Accounting for Income Taxes — Special Areas,” and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to Hurray! Holding Co., Ltd. The PRC tax authorities have also clarified that distributions made out of retained earnings accumulated prior to January 1, 2008 are not subject to the withholding tax.
LEGAL RISKS RELATED TO WIRELESS AND INTERNET SERVICES
The telecommunication laws and regulations in China are evolving and subject to interpretation and will likely change in the future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties.
Our WVAS services are subject to general regulations regarding telecommunication services. The interpretation and application of newly issued Chinese laws and regulations and the possibility of new laws or regulations being adopted have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese companies providing WVAS services, including our affiliated Chinese entities. Many providers of WVAS services have obtained various value-added telecommunication services licenses.
Certain of our affiliated Chinese entities, Hurray! Solutions, Beijing Palmsky, Beijing Network, Hengji Weiye, Beijing Hutong, Shanghai Magma, Shanghai Saiyu and Henan Yinshan, have been granted an inter-provincial value-added telecommunication license by the MIIT that permits them to conduct inter-provincial operations. Our affiliated Chinese entity, WVAS Solutions, has been granted a value-added telecommunication service license issued by the local Beijing Municipal Telecommunications Administration Bureau. This license may not be sufficient to authorize WVAS Solutions to provide value-added telecommunication services on an inter-provincial basis. We cannot be certain that any local or national value-added telecommunication license requirements will not conflict with one another or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of this category of service, due to the lack of a comprehensive body of laws and regulations governing our WVAS services. It is also possible that new national legislation might be adopted to regulate such services.
If we or our subsidiaries or affiliates are found to be in violation of any existing or future Chinese laws or regulations regarding our WVAS services or Internet access which is discussed in the following risk factor, the relevant Chinese authorities have the power to, among other things:
•	levy fines,
•	confiscate our income or the income of our affiliates,
•	revoke our business license or the business license of our affiliates,
•	shut down our servers or the servers of our affiliates and/or blocking any Web or WAP sites that we operate, and
•	require us to discontinue any portion or all of our WVAS services business.

The regulation of Internet website operators is also new and subject to interpretation in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations.
Our affiliate, Hurray! Solutions, and some of our other affiliated Chinese entities operate Internet websites in China, which are one of the channels through which our services are offered. The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the MIIT, and the possibility of new laws or regulations being adopted have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese companies with Internet operations, including ours. In particular, the MIIT has stated that the activities of Internet content providers are subject to regulation by various Chinese government authorities, depending on the specific activities conducted by the Internet content provider. We cannot be certain that the commercial Internet content provider license issued by the relevant government agencies overseeing the telecommunications industry or any value-added telecommunication license held by Hurray! Solutions or our other affiliated Chinese entities will satisfy these requirements. Our failure to comply with applicable Chinese Internet regulations could subject us to severe penalties as noted in the prior risk factor.
In particular, regulatory and policy changes by MIIT and the telecom operators can be unpredictable and have caused operating channels to become increasingly unavailable for marketing and promotion. As a result, we have diversified our marketing and promotion channels and developed direct media advertising, Internet marketing alliances, handset vendor partnerships, as well as offline channels such as record stores and convenient stores. These new marketing and promotion methods can be costly and may not be entirely effective in developing new business, which in turn, may adversely affect our customer base and revenues.
RISKS RELATED TO DOING BUSINESS IN CHINA
The recent slowdown in the Chinese economy may slow down our growth and profitability.
The rate of growth of the Chinese economy has been uneven across geographic regions and economic sectors and has recently slowed due in part to the recent economic and financial downturn experienced in the United States and worldwide. The Chinese government has recently used macroeconomic tools and regulations, including the passage of an economic stimulus plan, to increase the rate of growth of the Chinese economy and may take similar measures in the future. There is no assurance that such steps will be successful. The general state of the Chinese economy affects our profitability as expenditures for wireless value-added and music content services may decrease due to slowing domestic demand. More specifically, increased penetration of WVAS in the less economically developed central and western provinces of China will depend on their achieving certain income levels so that mobile handsets and related services become affordable to a significant portion of the population. Moreover, sales of music content are substantially dependent on the level of discretionary consumer spending in China.
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
An outbreak of pandemic avian influenza or other widespread public health problem, or a renewed outbreak of SARS in China, where most of our revenues are derived, and in Beijing, where our operations are headquartered, could have a negative effect on our operations. Further, in April 2009, H1N1, a new strain of flu virus commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. The continual widespread of H1N1 in China and in Beijing may adversely affect our business and operating results.
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

We may incur substantial increases in labor cost due to the promulgation of the new labor contract law.
On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law contains substantial provisions with a view toward improve job security and to protect the rights and interests of employees. In order to fully comply with the legal requirements under the Labor Contract Law, we may incur substantial increases in labor cost.
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
Governmental control of currency conversion may affect the value of our ordinary shares and ADSs.
The PRC government imposes controls on currency conversion between Renminbi and foreign currencies and, in certain cases, the remittance of currency out of and into China. We receive substantially all of our revenue in Renminbi, which is currently not a freely convertible currency. Under our current corporate structure, the income of our company will be primarily derived from dividend payments from Beijing Hurray! Times . Shortages in the availability of foreign currency may restrict the ability of Beijing Hurray! Times to remit sufficient foreign currency to pay dividends to us, or otherwise satisfy its foreign currency-dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, in most cases, particularly payments of capital accounts items, approval from appropriate governmental authorities is required where (i) Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of offshore bank loans denominated in foreign currencies, or (ii) any foreign currency is to be converted into Renminbi for investment in China. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from converting Renminbi into foreign currencies or vice versa, and obtaining sufficient Renminbi or foreign currency to satisfy our currency demands, our ability to transfer Renminbi to fund our business operations in China or to pay dividends in foreign currencies to our shareholders may be adversely affected.
We face foreign exchange and conversion risks, and fluctuation in the value of the Renminbi may have a material adverse effect on the value of our ordinary shares and ADSs.
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. The People’s Bank of China issued a public notice on July 21, 2005 increasing the exchange rate of the Renminbi against the U.S. dollar by approximately 2% to RMB8.11 per US$1.00. Further to this notice, the PRC government reformed its exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a portfolio of currencies. Under this regime, the Renminbi is no longer pegged to the U.S. dollar. We cannot predict how and to what extent the exchange rate of the Renminbi will fluctuate in the future.
To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, as we rely entirely on dividends paid to us by Beijing Hurray! Times, any depreciation of the Renminbi may materially and adversely affect our cash flows, revenue and financial condition, and the value of, and any dividends payable on, our ordinary shares in foreign currency terms.

Item 4. Information on the Company
A. History and Development of the Company
We became an independent company in September 1999 when we were spun-off from UT Starcom Inc., a Nasdaq-listed company that manufactures telecommunication equipment in China. At that time, we focused on developing billing software and providing system integration services for telecommunications network operators in their fixed-line Internet infrastructure build-outs. In June 2001, members of our current management team conducted a management buy-in by purchasing a substantial equity interest in our company, at which time the team assumed management control of us with the purpose of developing products and services for 2.5G mobile networks. Prior to the management buy-in, a majority of the new management team had previously worked together in senior management positions at AsiaInfo Holdings, Inc, a Nasdaq-listed company and a leading provider of telecommunications software and system integration services in China.
In April 2002, we established a new holding company, Hurray! Holding Co., Ltd., in the Cayman Islands. We currently conduct our business in China through our wholly owned subsidiary, Beijing Hurray! Times. To comply with ownership requirements under Chinese law which imposes certain restrictions on foreign companies from investing in certain industries such as value-added telecommunication and Internet services, we have entered into a series of agreements with our nine affiliated Chinese entities and their respective shareholders. We hold no ownership interest in any such affiliated Chinese entities. See Item 7.B. “Related Party Transactions,” and Item 4.C. “Information on the Company — Organizational Structure.”
In 2005, we formed an affiliated Chinese entity, Hurray! Digital Media, and established a wholly owned Cayman Islands subsidiary, Hurray! Media, in order to implement our strategy of entering into the music development, production and distribution and artist development business. Subsequently, through Hurray! Digital Media, we acquired controlling or significant stakes in the following top tier independent record companies in China, Freeland Music, Huayi Brothers Music, New Run, and Secular Bird.
In September 2008, we entered into a definitive agreement to acquire, through Hurray! Media, a controlling stake in Seed Music Group, a Taiwan-based company that focuses on artist development, music production and offline music distribution in the Asia Pacific, especially China, Taiwan and Hong Kong. We completed the acquisition and began to consolidate Seed Music Group into our financial statements from January 1, 2009.
In April 2008, we completed the sale of our software and system integration business unit, Hurray! Times Communications (Beijing) Co., Ltd., to a subsidiary of Taiwan Mobile, a leading telecommunications service provider in Taiwan. This divestment enables us to increase our focus on our strategy of becoming a leading entertainment content production and distribution house in China.
We are currently reviewing our operations to rationalize our business lines and business support services and to eliminate services that are unprofitable or low margin and are unlikely in the foreseeable future to achieve satisfactory profitability so as to better position us for a profitable future. In May 2009, we reduced the work force of our WVAS and digital music businesses by approximately one-third, and have recorded an expense of $0.3 million in severance costs in that year. This review is ongoing, and there can be no assurance that we will be successful in returning to profitability.
In addition, we entered into a Tender Offer Agreement with Shanda Interactive Entertainment Limited (“Shanda”) on June 8, 2009 under which Shanda, through a wholly-owned subsidiary, commenced a tender offer on June 16, 2009 to acquire 51% of our total outstanding ordinary shares on a fully diluted basis (including shares represented by our ADSs) at a price of US$0.04 per ordinary share (or US$4.00 per ADS). On June 16, 2009, we received the Offer to Purchase from Shanda and the related letters of transmittal. The tender offer will remain open for at least 20 business days and will expire on July 15, 2009 at 12:01 a.m., New York City time, unless extended. For further details, please refer to the Schedule TO, Schedule 14D-9 and other related filings filed with the Commission.
B. Business Overview
Introduction
We are a leading online distributor of music and music-related products such as ringtones, ring-back-tones (“RBT”), and true-tones to mobile users in China through the full range of WVAS platforms over mobile networks and through the Internet. Our company also provides a wide range of other WVAS to mobile users in China, including games, pictures and animation, community, and other media and entertainment services. We are also a leader in artist development, music production, offline distribution and event organization in China through our affiliated music companies Huayi Brothers Music, Freeland Music, New Run, Secular Bird, Seed Music Group and Fly Songs.

Traditionally, we focused on marketing directly through mobile operator provided services such as SMS and WAP. Due to regulatory and policy changes by the MIIT and the telecom operators, operator channels have become increasingly unavailable and subject to sudden changes in policies by the telecom operators. Since 2005, we have diversified our marketing and promotion channels and developed direct media advertising, Internet marketing and handset vendor partnerships, as well as offline channels such as record stores. Currently, we provide services through two major business lines: WVAS, whose revenue is reported under the WVAS segment in our consolidated financial statements, and Music and Artist Agency, whose revenue is reported under the Recorded Music segment in our consolidated financial statements.
Our WVAS Services
We derive most of our revenues from WVAS, which includes 2G services such as SMS, IVR and RBT, and 2.5G services such as WAP, MMS, and Java™, each of which is available on the networks of China Mobile, China Unicom and China Telecom. Our WVAS business line consists mainly of the following product lines:
SMS Services. SMS is the largest and most mature wireless value-added service in China. It is the most basic form of mobile messaging service and is supported by substantially all mobile phone models currently sold. We have focused our activities in SMS on our strongest core services to maximize our revenues. These core services include chat and other community services, interactive television entertainment, quizzes and games. Users can purchase our SMS services through the networks of the telecom operators by responding to our broadcast messages advertising our services, or sending us a request via SMS using a specific code.
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
WAP Services. WAP services allows users to browse content on their mobile phones so that users can request and receive information in a manner similar to accessing information on Internet web sites through personal computers. The majority of our 2.5G services are WAP services and include ringtone downloads, picture downloads, community services, games, pop culture, news and finance and personal information management services.
MMS Services. MMS is a messaging service that allows multimedia content such as ringtones and pictures to be transmitted in a single message, compared to simple text via SMS. MMS can be downloaded on many 2.5G mobile phones in China, and is an effective way for mobile users to send and receive messages that contain sizeable multimedia content such as ringtones, pictures and animation.
Java™ Games. We offer a range of in-house developed games based on the Java™ platform, which offers an effective way to create sophisticated 2.5G games. In April 2004, we launched our first Java™ game through China Mobile’s WAP portal. Our affiliated Chinese entity, Shanghai Magma, is a top tier Java™ game developer and publisher in China with over 200 titles of Java™ games and a large pipeline of new games under development. We anticipate that the popularity of Java™ games will accelerate in the next several years, especially after the launch of 3G services. In 2008, we launched 34 new titles on China Mobile’s game portal, including “Motorcycle Hero,” “The Ancestor of Shaolin,” and “Battle of the Galaxy.”

Our Music and Artist Agency Business
The music industry in China has suffered from serious piracy issues for many years. Our management estimates that for every dollar of copyrighted CD sales, there are approximately five to ten dollars of pirated CD sales in China. Consequently, the industry is relatively small and fragmented, with over one hundred record companies of various sizes in China. Our management estimates that major international record companies such as Warner Music, Universal, EMI and Sony BMG account for approximately 30% of the market in China in terms of revenues in recent years, approximately one dozen Hong Kong- and Taiwan-based independent labels such as Empire International, Rock Music, Linfair, H.I.M and Ocean Butterfly account for approximately 20% of the market, six top tier domestic independent labels such as Taihe Rye, Huayi Brothers Music, the Freeland Group, Zhushu and Seed Music Group account for approximately 20% of the market, and approximately eighty second or third tier domestic independent labels account for the remaining 30% of the market. Due to piracy issues, record companies in China have traditionally relied on revenues not only from CD sales, but also from concert tours and corporate sponsorship.
Record companies in China began in 2005 to experience a rapid increase in revenues from sales of digital and mobile music rights to wireless value-added service providers (such as our company) and Internet music website operators. This music content can be used in such services as ringtones, RBT, and true-tone downloads and playbacks over mobile and Internet platforms. To capture more of this market opportunity, many record companies in China are increasingly focused on building their wireless and Internet distribution channels, including by offering their own WVAS or working directly with telecom operators.
Because music-related products represented an increasingly significant portion of our total WVAS revenues and we had been licensing an increasing amount of music rights from record companies in China, we determined in 2005 to become the first wireless value-added service provider to make a significant upstream investment in the music business by acquiring controlling or significant stakes in top tier local independent record companies in China. We have acquired a number of music companies with diverse and complementary strengths. For example, Freeland Music is a pioneer in China in developing Internet-based singing talent and distributing their music through offline CD distribution as well as through Internet and mobile distribution. Huayi Brothers Music is well known in China for music production. Secular Bird has a relatively short history but has been successful in identifying and developing promising artists and producing top hit music. Freeland Music’s affiliate, Fly Songs, is well known for organizing various concerts and performances for top artists. Our newest acquisition, Seed Music Group, is a well-known music production company which focuses on artist development, music production and offline distribution of music in the Asia Pacific region, especially China, Taiwan and Hong Kong.
The acquisition of local independent record labels is an important part of our strategy to focus on building digital and mobile music production and distribution expertise and capabilities. Our management estimates that our affiliated music companies account for approximately 16% of the market in China in terms of revenues when compared against domestic competitors in China.
In order to enhance our brand recognition in the music industry, we began offering music and artist agency services in late 2008, which services include discovering, developing and representing recording artists and promoting, selling and licensing their works through designated third parties. We believe that our affiliated music companies have the relative size, experienced management teams, ability to respond to changes in industry and consumer trends, and established music and song libraries necessary to continue to build a successful roster of artists in China.
Network Service Agreements with Telecom Operators
General
China Mobile, China Unicom and China Telecom are the predominant telecom operators in the PRC following the restructuring of the industry which commenced in 2008. Given their market presence, our negotiating leverage with these telecom operators is limited, and our business is dependent on maintaining our relationships with them. See Item 3.D. “Risk Factors — Risks Related to Our Company— We depend on China Mobile, China Unicom and China Telecom, the three principal telecommunications network operators in China, for the major portion of our WVAS revenue, and any loss or deterioration of our relationship with China Mobile, China Unicom and China Telecom, due to expected government imposed restructurings or otherwise, may result in severe disruptions to our business operations and the loss of a major portion of our revenue” and “— The termination or alteration of our various agreements with the telecom operators and their provincial affiliates would materially and adversely impact our revenue and profitability.” Our affiliated Chinese entities have entered into network service agreements with the national and certain provincial offices of the telecom operators to offer our various services through their networks. Each of these agreements with each mobile operator covers a specific geographic area and/or service type without overlap. For 2008, we estimated that we derived approximately 57%, 25% and 12% of our total WVAS revenues from customers through China Mobile, China Unicom, China Telecom, respectively. The following is a summary of the material features of our contractual relationships with the telecom operators.

Fee Arrangements and Other Payment Considerations
Our network service agreements with China Mobile permit China Mobile to deduct a service fee ranging from 15% to 30%, varying from province to province, from the amounts China Mobile receives from customers for our services. China Mobile relies solely on its records for calculating the amounts of these service fees. We also pay China Mobile a network fee to the extent that the number of SMS messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us. The network fee is on average RMB0.05 ($0.01) per message. In some provinces, the amount of network fees may vary according to the volume of the net balance of such incoming and outgoing messages.
Our network service agreements with China Unicom provide that China Unicom directly bills customers who use our services and, for collecting these fees and for their network services, deducts a service fee from the aggregate amounts paid by customers for our services. These service fees range from 15% to 50% of gross revenue for amounts received by provincial operators of China Unicom and vary from province to province. If there is a discrepancy between our billing records and China Unicom’s billing records and the discrepancy is 8% or less of total amounts billable to our customers, the calculation of service fees is based on China Unicom’s billing records. If the discrepancy exceeds 8%, the agreements provide that we and China Unicom reconcile our records to address the discrepancy.
Our network service agreements with China Telecom permit it to deduct a service fee between 20% to 50% of gross revenue, depending on the type of service, from the amounts it receives from customers for our services.
Obligations with Respect to Our Services
We must obtain the approval of China Mobile, China Unicom or China Telecom for our services and the pricing of our services before these services can be offered on their network. Our contracts with these telecom operators vary in the specific obligations they impose, but they generally require, among other things, that the telecom operators maintain records regarding transmission and billing matters, collect fees from their customers and remit amounts owed to us and notify us of any customer complaints unrelated to network problems. In turn, we must provide prompt customer support, handle any complaints which are unrelated to the operator’s network and ensure that our content complies with applicable laws and regulations and the policies of the operators and that we have appropriate licenses. For some contracts, we must satisfy operational or financial performance criteria which are established by the mobile operator and modified from time to time.
Term and Termination and Other Material Provisions
The term of our contracts with China Mobile, China Unicom and China Telecom is generally one or two years. We typically renew these contracts or enter into new ones when the prior contracts expire, but on occasion, the renewal or new contract can be delayed by periods of one month or more. The agreements can also be terminated in advance for a variety of reasons which vary among the individual contracts with the operators, including, for example, when we breach our obligations under the contract, a high number of customer complaints are made about our services or we cannot satisfy the operational or financial performance criteria established by the applicable operator.
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
Music Copyright Agreements with the Telecom Operators and Service Providers
General
Our affiliated music companies have entered into music copyright agreements with the national and certain provincial offices of certain telecom operators, as well as various domestic service providers such as Kongzhong and Sina, to authorize the telecom operators and service providers to distribute music from our artists through their portals, websites or platforms and enable end users to download the music. The following is a summary of the material features of our contractual relationships with the national and certain provincial offices of the telecom operators and certain service providers.
Fee Arrangements
Our music copyright agreements with telecom operators and service providers are usually copyright purchase and use authorization agreements. Telecom operators and service providers will pay service fees ranging from 40% to 60% of gross revenue for amounts received by distributing the music through their network. In some agreements, the amount of service fees may vary according to the popularity and commercial success of a music product and other various tangible and intangible factors.

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
Recording and Artist Agency Agreements with Artists
General
Our affiliated music companies have entered into recording and artist agency agreements with their recording artists including such popular singers in China as Michael Wong Kong Leong, Kenji Wu, Jing Han and Xiaolu Li. These agreements generally provide that the artists and our companies will collaborate to produce and publish a minimum number of albums and that the artists agree to perform at certain concert, promotional and other public events arranged by our affiliated music companies. The following is a summary of the material features of our contractual relationships with artists.
Fee Arrangements
Our recording and artist agency agreements are usually exclusive agreements that require the artist to refrain from making recordings for third parties or attempt to negotiate performance arrangements with third parties without the prior consent of our affiliated music companies. We pay artists royalties of an agreed proportion of gross revenue for amounts received through publishing, sale and licensing of recorded music in physical and digital formats. We are entitled to charge an agreed upon commission for our services to the artists. The amount of royalties and commission will vary according to the popularity of the particular artist and other factors.
Term and Termination and Other Material Provisions
The terms of our recording and artist agency agreements with artists are generally two or three years. Renewal of these contracts or entering into new ones on favorable terms depends to a large extent on our relationships with these artists. The agreements can also be terminated in advance for a variety of reasons, which vary among the individual agreements, including the breach of material obligations under those agreements.
Our recording and artist agency agreements generally provide that we hold the copyrights on all recordings. Some agreements include re-recording restrictions preventing the artists from re-recording tracks previously released by us.
Performance Agreements with Third Parties
General
Our affiliated music companies often enter into performance agreements with concert organizers and other third parties on behalf of their artists. The following is a summary of the material features of our contracts related to live musical performances.
Fee Arrangements
Such third parties retain our artists to provide live musical or theatrical performances at specified concerts in accordance with the terms of these agreements and agree to pay us an agreed amount as the price of the artists’ performance fee. Usually, payments shall be made before or immediately following the performance.
Other Material Provisions
Generally, the counterparty to these agreements shall use all means available to prevent the recording, reproduction or transmission of the performance without the written permission of the company. In the event that we or our artists fail to satisfy the requirements under any such contracts, our affiliated music companies are usually obligated to indemnify and hold harmless such third parties from and against all liability, loss, damages, claims, and expenses arising out of said breach.

Product and Content Development
Wireless Value-Added Services
We develop most of our content and applications for WVAS in-house through our approximately 53-member product development team as of April 30, 2009. Our product development team focuses primarily on developing new services such as WAP services and Java™ games, as well as developing 3G-compatible services.
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
Music Production, Concert Promotion and Artist Agency Services
We engage in music production through our affiliated music companies, Freeland Music, Huayi Brothers Music, New Run, Secular Bird and Seed Music Group. These companies are domestic record labels in China and, in the case of Seed Music Group, also in Taiwan, with an aggregate of approximately 176 employees specializing in artist development, music production and music distribution. Freeland Music, Huayi Brothers Music, New Run, Secular Bird and Seed Music Group currently have a total of 58 artists under contract.
Our affiliated music companies are pioneers in developing music artists and producing and distributing their songs in China and across Asia. Together, their portfolio of artists includes some of the most popular singers in China, such as Kenji Wu from Seed Music Group, Xiangxiang from Freeland Music, Kun Yang from Huayi Brothers, Nan He Wen Dou from New Run, and Jing Han from Secular Bird. Many songs produced by our affiliated music companies are top hits in ringtones, ring-back-tones and digital downloads on mobile phones and the Internet in China and across Asia as measured by the number of downloads on both China Mobile’s music portal and the music search platform of Baidu.com, Inc., an online search platform in China. For example, ‘MagiK — Greatest Hits Plus New Songs’ by Kequn Wu, and ‘Cloud Nine’ (“Yun Duan”) by Yuan Shen, were among the most popular songs released by our recording artists on those services in 2008.
Many songs and albums produced by our affiliated music companies have also been honored in various music award ceremonies in Asia. For example, ‘Left Hand’ (“You Shou Bian”) by Liang Guang was awarded the “Best Debut Album’ in the 2008 Wireless Music Award sponsored by China Mobile.
In addition, Hurray! partnered with the Internet Society of China and successfully launched the “Passion for Internet” Theme Song at a charity event in January 2008 dedicated to promoting the popularization of Internet usage in certain economically disadvantaged areas in western China. This charity event was the first of its kind for the Chinese Internet industry. Our senior management and artists participated in the charity alongside the senior management of well-known Chinese web portal companies, such as Tencent, Sina, Sohu and Shanda, generating substantial exposure for our company and our artists.
Pursuant to certain contractual arrangements, Hurray! Digital Media has the exclusive right to license and distribute via digital channels, including wireless and Internet-based platforms, all music content of Freeland Music worldwide and all music content of Huayi Brothers Music, New Run, Secular Bird and Seed Music Group in China. We have also agreed to allow Freeland Music, Huayi Brothers Music, New Run, Secular Bird and Seed Music Group to directly distribute their respective music content via digital channels, in order to maximize the value of our affiliated music companies’ record labels.
If Hurray! Digital Media licenses the music content of our affiliated music companies to any other third party, then our affiliated music companies are entitled to receive a license fee from Hurray! Digital Media, which is equal to the amounts paid by the third party to Hurray! Digital Media, less any taxes payable on such amount by Hurray! Digital Media and a service fee which Hurray! Digital Media retains.

In addition, Freeland Music has entered into an agreement with the affiliates of the Freeland Group pursuant to which such affiliates have the exclusive right to publish and sell music tapes, records and CDs of Freeland Music in China. The price paid by the affiliates of the Freeland Group is determined by Freeland Music, unless the affiliates disagree with such price in which case the price will be highest retail price for the products obtainable in the market. The Freeland Group affiliates have the right to determine the prices at which they sell the products to their customers, but they are required to provide Freeland Music information regarding sales prices, customer data and other sales related information. Huayi Brothers Music, New Run and Secular Bird handle the off-line distribution of their music content themselves. In the case of Seed Music Group, its subsidiary, Seed Music Co., Ltd. (“Seed Music”) handles the off-line distribution of music content within Taiwan and its other subsidiary, Leguan Seed (Beijing) Culture Consulting Co., Ltd. (“Beijing Seed”), arranges for third parties to publish and sell music tapes, records and CDs of Seed Music Group in China.
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
In addition, maintaining and expanding our relationships with China Mobile, China Unicom and China Telecom is central to our sales and marketing activities. Our management team utilizes its extensive experience in China to develop close ties with the key personnel of the telecom operators at the central and provincial levels. As of December 31, 2008, we had 43 sales and marketing professionals strategically located in 25 provinces and municipalities concentrated in the eastern and southern regions of China to work closely with the telecom operators at the provincial level, where pricing and important marketing and operational decisions are made. Our sales and marketing professionals also oversee our sales and marketing activities, which are conducted separately from the telecom operators. These highly motivated professionals, whose bonuses are tied to the revenues each member generates and collects, are supervised by eight regional centers which each have their own sales, marketing, operations and customer service personnel to provide prompt and responsive service to users and telecom operators.
Online Sales and Marketing
Our online sales and marketing activities include:
•	Internet Marketing Alliances. We create Internet marketing alliances with tens of thousands of small, niche or vertical websites in China to market, promote and distribute our WVAS products and content, particularly our music-related products, to Internet and mobile users. We share a portion of the revenues generated with the operators of these websites when their users access to our website and subscribe for our services.
•	Handset Manufacturers Partnerships. We partner with major handset manufacturers to embed our services and service links into mobile handsets, which enables mobile users to directly access our services without having to go through the service portals operated by the telecom operators. We work with major global and domestic handset manufacturers such as Motorola, Sony Ericsson, LG, Legend, TCL and Konka.
•	Bundling of Products. We bundle certain of our products, primarily 2.5G products, together for a single fixed fee that is lower than what would be payable if the user had ordered those products separately. We often use bundled products together with a free trial period to attract new users by giving them a free or low-cost 2.5G experience. We also use bundled products to attract users that are price sensitive. In addition, bundling can be an effective way to maintain user interest in our services because they can choose from a number of services without incurring additional incremental cost and also to expose users to the wide range of quality services that we offer. Because the content coverage and product quality of individual products are better than those of the bundled products, we have not experienced migration of high-use customers from individual services to the bundled products.
•	Cross-selling. We cross-sell among our various 2G and 2.5G services. Specific cross-selling activities include placing a tool bar on the first page of all our games. This enables users to easily try our other games without needing to return to the main China Unicom WAP portal, as well as promoting our website to potential users as a fun, easy-to-access place to learn about and request our wireless content and applications. We also focus on cross-selling to users of our 2G services to migrate them to our subscription-based, premium 2.5G services.

Offline Sales and Marketing
We also focus on offline sales and marketing activities, such as:
•	Direct Advertising. We engage in direct advertising in print, radio and TV media to market and promote our WVAS and music-related products. We believe that direct advertising is one of the most effective ways to market and promote our services to mobile users.
•	Promotional Events. We maintain important marketing relationships with China Mobile, China Unicom and China Telecom, including hosting promotional events throughout China featuring our pop singers or latest releases with the telecom operators. At these events, we create brand awareness by interacting with consumers to educate them about our mobile music services. In addition, our promotion of our innovative services, such as our “mobile novels” which feature various popular PRC titles in electronic format that are delivered to the mobile phones of subscribers in installments, which service we believe was the first of its kind in China, has resulted in significant media attention.
•	Sales Co-promotion. We develop integrated sales campaigns with traditional media companies and multinational corporations.
•	Retail Promotion. We enter into partnerships with retailers of mobile handsets in certain provinces, whereby the retailers’ sales personnel recommend our services to customers and, in certain instances, offer free trials to these customers. In certain cases, we share the revenues generated through such promotions with the retailer.
Our Music and Artist Agency Business
Record companies in China have traditionally generated revenues from offline CD distribution, concert tours and corporate sponsorship. Starting in 2005, record companies began to see rapid growth of a new revenue stream: music rights sales to Internet and WVAS providers for music-related products such as ringtones, ring-back-tones, and MP3-quality true-tone downloads or playbacks. In addition to marketing campaigns associated with major album or song releases, our affiliated music companies, Freeland Music, Huayi Brothers Music, New Run, Secular Bird and Seed Music Group, focus their sales and marketing activities in the following four areas:
•	Online and mobile distribution. Our affiliated music companies have built dedicated teams to focus on licensing music rights to Internet and mobile services providers. Such licensing agreements typically involve an upfront minimum license fee, plus royalties paid to the record companies by the services provider based on usage. With the recent significant growth in the distribution of music via the Internet and WVAS and the increased attention by the Chinese government and business community to intellectual property protection, we believe that this new sales channel represents the largest growth potential for our affiliated music companies.
•	Concert tours. We organize concert tours for our artists through our well-known concert promotion company, Fly Songs, and our other affiliated music companies. This is not only an effective way to raise the profile of our artists nationwide, but also to generate revenues from concert ticket sales and corporate sponsorship.
•	Corporate sponsorship. Frequently, the artists of our affiliated music companies appear in commercial advertising or serve as corporate image ambassadors on behalf of consumer products and services companies. Our affiliated music companies proactively seek out such opportunities to promote our artists and generate revenues from such corporate sponsorship.
•	Offline CD distribution. Upon launching a new album, our affiliated music companies will distribute the album in CD format through traditional offline channels, which primarily consists of the tens of thousands of retail stores in China specializing in audio and video media products. As is customary in the industry, our affiliated music companies enter into distribution agreements with major offline distributors or retail chains. Such agreements typically include an upfront minimum license fee, plus royalties paid to the record companies based on sales. Offline CD distribution channels in China have been seriously affected, however, by piracy issues, and we believe that only a small portion of all CD sales in China are from copyrighted sales which generate royalty payments for the record companies.
•	Music and Artist Agency Services. We endeavor through our music artist agency business to find, develop and retain recording artists who will achieve long-term profitable success.

Customer Service
We work to provide high quality customer service. This is an important factor for maintaining our relationships with the telecom operators in China as discussed above in “— Network Service Agreements with Operators.” Our dedicated customer service center in Beijing provides our users real-time support and employed 19 customer service representatives as of December 31, 2008. We strive to achieve the fastest response times and highest customer satisfaction levels in the industry. Our centralized customer service center is supported by our local customer service teams located in our four regional offices. We also maintain a dedicated billing and collection center, which works with the various offices of the telecom operators to ensure that we receive the correct fees for our services provided over their networks.
Infrastructure and Technology
We have developed a reliable, flexible and scalable platform with open and adaptive technology through which we:
•	develop and deliver our 2G, 2.5G and any upcoming 3G services which are (or may in the future be) provided through networks of China Mobile, China Unicom and China Telecom and
•	maintain our internal billing and transmission records.
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
Our website and services are made available primarily through network servers located in the facilities of China Mobile, China Unicom and China Telecom. Such network servers run on Unix™, Windows™, or Linux™-based operating systems.
Competition
Wireless Value-Added Services
The market for WVAS in China is highly fragmented with more than 1,000 service providers. Wireless service providers in China can be principally categorized into four groups. The first group consists of companies like ours, which focus primarily or entirely on this market and offer a wide range of 2G, and 2.5G services (and are expected to offer a range of 3G services as 3G networks are launched in China). These include companies such as Tom Online, KongZhong, and Linktone. This group of competitors is generally characterized by strong market knowledge and, in some cases, well developed relationships with the telecom operators on a provincial and national basis. Companies in this category also tend to focus on entertainment-related services.
The second group consists of the major Internet portal operators in China, including publicly-listed companies such as Sina, Sohu and Tencent. The Internet portals leverage their strong brand names and their existing strength in aggregating content, marketing and cross-selling wireless services to their established Internet user base.
The third group consists of smaller service providers such as Rock Mobile and A8, who like us, are focused on music-related products.
The fourth group consists of the telecom operators. In 2006, China Mobile began operating its own music WAP portal and procuring music content direct from music companies. This development has made China Mobile a competitor for offering music content through WAP services. China Mobile also began the practice of only including links to its own WVAS offerings on the embedded menus of mobile handsets with customized software for China Mobile users while excluding links to products from third party WVAS service providers such as our company. See Item 3.D. “Risk Factors— Risks Related to Our Company— Risks Related to Our Wireless Value-added Services—Our revenue from WVAS may be adversely affected by the telecom operators providing their own full portfolio of 2G, 2.5G and any upcoming 3G services that compete with our services.”

Our Music and Artist Agency Business
We face significant competition to our music and artist agency business from two groups of competitors. The first group includes traditional record companies, which are extending downstream to establish their own WVAS or Internet services companies in China. These companies include international record companies such as Warner Music, Universal, EMI and Sony BMG and independent labels based in Hong Kong, Taiwan, and China such as Taihe Rye, Rock Music, Ocean Butterfly, and Zhushu. In comparison to our affiliated music companies, many of these competitors have longer operating histories in China and have accumulated larger libraries of songs and pools of popular artists. They also generally have more experience, expertise, resources and management capacity than us in the artist development and music production field.
The second group of competitors includes WVAS providers such as Rock Mobile, a subsidiary of Rock Music, and A8, which have recently focused on music-related products and extended upstream to establish their own music production businesses in China.
Government Regulation
The following is a summary of the principal governmental laws and regulations that are or may be applicable to companies such as ours in China. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws, particularly with regard to 2G and 2.5G services, which is an emerging industry in China. For a description of the regulatory risks related to our business, please see Item 3.D. “Risk Factors — Legal Risks Related to Wireless and Internet Services — The telecommunication laws and regulations in China are evolving and subject to interpretation and will likely change in the future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties;” “— Legal Risks Related to Wireless and Internet Services — The regulation of Internet website operators is also new and subject to interpretation in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations;” and “— Risks Related to Our Company — Additional Risks Related to Our Company — Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations, which could adversely affect our ability to operate our business effectively or at all.”
Regulation of Telecommunication Services
The telecommunications industry, including certain 2G and 2.5G services, is highly regulated in China. Regulations issued or implemented by the State Council of China, the MIIT and other relevant government authorities cover many aspects of telecommunications network operation, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.
The principal regulations governing the telecommunication services we provide in China include:
•	Telecommunications Regulations (2000), or the Telecom Regulations, and the Administrative Measures for Telecommunications Business Operating License (2002), or the Telecom License Measures. The Telecom Regulations categorize all telecommunication services businesses in China as either infrastructure telecommunication services businesses or value-added telecommunication services businesses. The latter category includes WAP, SMS and other 2G and 2.5G services. Under the Telecom Regulations, certain services, including online data processing and transaction processing, call centers and Internet access, are classified as being of a value-added nature and require a commercial mobile operator to obtain an operating license in order to provide such services. The Telecom Regulations also set forth extensive guidelines with respect to different aspects of telecommunications operations in China. Under the Telecom License Measures, an approved value-added telecommunication services provider must conduct its business in accordance with the specifications recorded on its value-added telecommunication services operating license. Certain of our affiliates, Hurray! Solutions, Beijing Palmsky, Beijing Network, Beijing Hengji Weiye, Beijing Hutong, Shanghai Magma, Shanghai Saiyu and Henan Yinshan, have been granted an inter-provincial value-added telecommunication services operating license for mobile information services (excluding fixed line information and Internet information services) by the MIIT that permits it to conduct nation-wide operations. Our affiliate, WVAS Solutions, has been granted a value-added telecommunication services operating license issued by the local Beijing Municipal Telecommunications Administration Bureau. This license may not be sufficient to authorize WVAS Solutions to provide value-added telecommunication services on a national basis.
•	Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2008, revised), or the FI Telecom Regulations. The FI Telecom Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecom enterprise. Under the FI Telecom Regulations, a foreign entity is prohibited from owning more than 50% of the total equity in any value-added telecommunication services business in China. To comply with these restrictions, we have entered into a series of agreements with each of our affiliated Chinese entities and their respective shareholders. We hold no ownership interest in any such affiliated Chinese entities.
•	Notice on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services (2006). Under this notice, an operating company holding a value-added telecommunications license (and not its shareholders) must own all related Internet domain names and registered trademarks. In addition, such company’s business site and equipment should comply with its approved licenses, and the company should establish and audit its internal Internet and information security policies and standards and emergency management procedures.

•	Notice Concerning Short Message Services (2004), Under this Notice, telecom operators may only cooperate with licensed information service providers for SMS. This Notice sets forth requirements for provision of SMS by information service providers with respect to pricing, content and method of service provision. Certain types of SMS require customer’s explicit confirmation on acceptance of charges before such services could be billed for. This Notice also sets forth a high standard for customer services provided by information service providers and requires the service providers to provide an easy and clear cancellation mechanism for their customers to cancel subscribed services.
•	Notice Concerning the Pricing and Billing of Mobile Information Services (2006). Under this notice, the pricing and billing of WVAS must be accurate, clear and fair. In addition, a wireless value-added service provider cannot charge a customer unless the customer responds to two customer requests, and it must maintain detailed invoices for each customer for more than five months. In turn, the telecom operators are required to first deal with customer complaints, requests for refunds and related matters.
•	Notice Concerning the Billing of Telecommunications Services (2007). Under this notice, no telecommunication enterprise may activate any service or function directly connected to their platforms, such as call reminder and voice inbox functions, unless the customer affirmatively consents to subscribing to them. For any free trial service subscribed by the mobile phone user, upon expiration of the free trial period, service providers may not charge the mobile phone user any fee for such service or function until the user re-confirms that it wishes to continue such service or function. When a customer calls the customer support line of a service provider, the service provider is prohibited from charging the customer a fee for such call unless the customer expressly confirms its consent to such charge regardless of whether automated or live support is provided. If automated support is provided, the customer is required to be furnished with pricing and billing information through a free voice notice.
In addition to regulations promulgated at the national level by the Chinese government, several provincial governments have issued provisional regulations requiring SMS service providers to obtain licenses from or register with Telecommunications Administration Bureau at the provincial level before providing SMS service within the province.
Regulation for Internet Publication. The State News and Publications Agency of the PRC, or the SNPA, is the government agency responsible for regulating publishing activities in China. On June 27, 2002, the MIIT and the SNPA jointly promulgated the Internet Publication Tentative Administrative Measures, or the Internet Publication Measures, which took effect on August 1, 2002. The Internet Publication Measures require Internet publishers to secure approval from the SNPA to conduct Internet publication activities. The term “Internet publication” is defined as an act of online dissemination where Internet information service providers select, edit and process works created by themselves or others (including content from books, newspapers, periodicals, audio and video products, electronic publications, and other sources that have already been formally published or works that have been made public in other media) which they then post on the Internet or transmit to users via the Internet for browsing, use or downloading by the public. We currently do not conduct any Internet publication business. The SNPA and the MIIT have not specified whether the approval required by the Internet Publishing Measures is applicable to the dissemination of works through SMS, WAP, Java™, IVR or other wireless technologies. If, in the future, the SNPA and the MIIT confirm that the Internet Publishing Measures apply to wireless value-added telecommunication services operators or issue new regulations or rules regulating publishing through SMS, WAP, Java™, IVR or other wireless technologies, we may need to apply for a license or permit from relevant governmental agencies in charge of publishing. We cannot assure you that such application would be approved by the relevant governmental agencies.
Regulation for Internet News Dissemination. On November 7, 2000, the State Council News Office and the MIIT promulgated the Internet News Measures, under which websites established by non-news organizations may only publish news released by certain official news agencies. In order to disseminate news, such websites must satisfy the relevant requirements and have acquired the requisite governmental approval. We currently do not conduct any online news dissemination business. The State Council News Office and the MIIT have not specified whether the Internet News Measures apply to the dissemination of news through SMS, WAP, Java™, IVR or other wireless technologies. If, in the future, the State Council News Office and the MIIT clarify that the Internet News Measures apply to wireless value-added telecommunication services operators or issue regulations or rules regulating wireless news dissemination, we may need to apply for a license or permit from governmental agencies in charge of news dissemination. We cannot assure you that such application would be approved by the relevant governmental agencies.

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
Regulation for Internet Audiovisual Program Services. In December 2007, the State Administration of Radio, Film, and Television or SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audiovisual Program Services which came into effect as of January 31, 2008. The rules apply to the provision of audiovisual program service via Internet (including mobile Internet) within the territory of the PRC. Providers of Internet audiovisual program services are required to obtain an Internet Audiovisual License or complete certain registration procedures. Providers are generally required to be either state-owned or state-controlled by the PRC government. However, in a press conference in February 2008, SARFT and the MIIT clarified that providers who engaged in Internet audiovisual program services prior to the promulgation of the rules and who have not violated any other laws or regulations shall be eligible to register their business and continue their operations. We cannot assure you that we will successfully complete such required registration procedures or be granted a Internet Audiovisual License.
Regulation of Music Production
The music industry, including the traditional record companies and the more recent digital music providers, is highly regulated in China. Laws and regulations issued or implemented by the NPC; the State Council of China; the National Copyright Administration of China, or the NCAC; the MCC, the MIIT; and other relevant government authorities cover many aspects of the industry, including entry into the market, scope of permissible business activities, tariff policy and foreign investment.
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

Regulation of Artist Agency
The artist agency industry is highly regulated in China. Regulations issued or implemented by the State Council of China, the Ministry of Culture and other relevant government authorities cover many aspects of artist agency, including entry into the artist agency industry, the scope of permissible business activities, tariff policy and foreign investment. The Regulations for the Administration of Commercial Performances (2005), as revised in 2008, and its related Implementing Regulations (2005) are the primary governing law related to our artist agency services. These regulations set forth detailed requirements with respect to different aspects of commercial performances including live musical performances. Under the commercial performances regulations, commercial performances require a performance brokerage company to obtain a commercial performance license in order to provide intermediary, agency and brokerage for commercial performances. Foreign companies are prohibited from owning more than 50% of the total equity in such brokerage companies in China. In the event we host commercial performances, we are required to file an application with the culture administrative department at the county level of the place where the performances are hosted. Hurray! Digital Media has been granted a commercial performance license for commercial performances.
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
On January 26, 2005, the SAIC and the MIIT jointly promulgated a Circular Regarding the Prohibition of Advertisements for Voice Messages, SMS and other Information Services Which Contain Unhealthy Content, or the SMS Advertising Circular. The SMS Advertising Circular prohibits advertisement of information services with pornographic, obscene, superstitious and other unhealthy content, or advertisements that are misleading in pricing and payment terms of information services. The SMS Advertising Circular further provides that information service providers and advertising companies involved in the dissemination of advertisements for information services with pornographic, obscene, superstitious and other unhealthy content, or advertisements that are misleading in pricing and payment terms of information services will be subject to penalties by relevant authorities pursuant to PRC advertising regulations, and that information service providers providing unhealthy contents will be subject to administrative and other measures by telecommunications authorities, the public security authorities and national security authorities in accordance with Telecommunications Regulations (2000) and other applicable laws and regulations.

As part of our non-mobile operator marketing activities, we have developed integrated marketing campaigns with traditional media companies and multinational corporations through certain cross-selling efforts with companies. If the SAIC were to treat our integrated marketing campaigns or other activities as being advertising activities, we would need to apply to the local SAIC for an advertising license to conduct wireless advertising business (through SMS, for example). We cannot assure you that such application would be approved by the SAIC. Failure to obtain such approval could result in penalties including being banned from engaging in online advertising activities, confiscation of illegal earnings and fines.
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
While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business. We have registered a number of domain names including but not limited to: Hurraymedia.com; Hurrayagency.com; Hurraymusic.com;Hurraygame.com; Hurraydigital.com and Hurraywireless.com in 2008.
We are in the process of applying for two additional trademarks with China’s Trademark Office relating to a charity event’s theme song, titled “Passion for Internet” (Ai Xin Hu Lian). China’s trademark law adopts a “first-to-file” system for obtaining trademark rights. As a result, the first applicant to file an application for registration of a mark will preempt all other applicants. Prior use of unregistered marks, except “well known” marks, is generally not a basis for legal action in China. We may not be able to successfully defend or claim any legal rights in that trademark for which application has been made but for which the Trademark Office has not issued a registration certificate.
In 2008, we filed a patent application with the State Intellectual Property Office of China relating to an offline method by which our customers can directly access our wireless value-added products. This application is currently under examination and our rights to this patent could be affected adversely if this application is rejected by the State Intellectual Property Office of China.
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
Our affiliated companies have retained recording and publishing rights with respect to the songs in their music libraries. They also own the applicable copyrights with respect to songs written and produced by their respective in-house artists. In addition, our affiliated music companies have either retained licenses to use or purchased the applicable copyrights with respect to songs written and produced by independent artists.

C. Organizational Structure
We principally conduct our business in China through our wholly owned subsidiary, Beijing Hurray! Times. To comply with ownership requirements under Chinese laws, which impose certain restrictions on foreign companies such as us, from investing in certain industries such as value-added telecommunication and Internet services, we have entered into a series of agreements with nine affiliated Chinese entities and their respective shareholders. In June 2008, we completed the dissolution of our former affiliated Chinese entity, Beijing Cool Young Information Technology Co., Ltd., which had no significant business prior to its dissolution. We hold no ownership interest in any such affiliated Chinese entities, which are discussed below:
1.	Hurray! Solutions is 85% and 15% owned by our chairman, Qindai Wang, and one of our directors and our chief executive officer, Songzuo Xiang, respectively.
2.	Beijing Network is 50% owned by each of Li Xun and Hongmei Peng, two individuals in China.
3.	WVAS Solutions is 99% owned by Beijing Network, with the remaining 1% equally owned by Hao Sun and Xiaoping Wang.

4.	Beijing Palmsky is 50% and 50% owned by two individuals in China, Hong Liu and Haoyu Yang.

5.	Beijing Hutong is 50% and 50% owned by two individuals in China, Wenqian Xu and Yi Cai.

6.	Shanghai Magma is 50% and 50% owned by two individuals in China, Yi Zhang and Aiqin Shang.

7.	Hengji Weiye is 50% and 50% owned by two individuals in China, Hong Pan and Xiaoqing Guo.
8.	Shanghai Saiyu is 50% and 50% owned by two individuals in China, Liang Ruan and Yuqi Shi.
9.	Henan Yinshan is 50% and 50% owned by two individuals in China, Hua Wei and Yidan Jiang.
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
We conduct our business in the overseas Chinese language music market through our wholly owned subsidiary, Hurray! Media. Hurray! Media holds a 61.08% equity interest in Seed Music Group, which operates its business through its four subsidiaries of Seed Music Co., Ltd. (“Seed Music”), Profita Publishing Limited (“Profita Publishing”), Dongyi Music Limited (“Dongyi Music”), each of which is incorporated in Taiwan, and Beijing Seed, which is incorporated in China. Seed Music and Profita Publishing are wholly owned by Seed Music Group. Seed Music wholly owns each of Dongyi Music and Beijing Seed.
Under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised), or FIN 46(R), we are the primary beneficiary of the economic benefits of our variable interest entities and their subsidiaries, Hurray! Solutions, WVAS Solutions, Beijing Palmsky, Beijing Network, Beijing Hutong, Hengji Weiye, Shanghai Magma, Hurray! Digital Media, Shanghai Saiyu, Henan Yinshan, Huayi Brothers Music, Freeland Music, Secular Bird, New Run and Fly Songs. Accordingly, these entities are consolidated into our financial statements or, in the case of New Run, accounted for as an equity method investment from and after the date we became the primary beneficiary of each such entity. Transactions among the consolidated entities and our company and subsidiaries are eliminated in consolidation.

The following diagram illustrates our corporate structure showing our principal subsidiaries and variable interest entities as of May 1, 2009.

Hurray! Holding Co., Ltd.
(Cayman Islands)
Wang Qindai
1%
99%
100%
100%
Hurray Technologies (Hong Kong)
Hurray! Media (Cayman)
Invest China Group Limited (BVI)
61.08%
Seed Music Group (BVI)
100%
100%
Seed Music (Taiwan)
Profita Publishing (Taiwan)
100%
Dongyi Music (Taiwan)
Offshore
Onshore
100%
100%
100%
100%
Shanghai Fu Ming Information Technology (PRC)
Beijing Seed (PRC)
Beijing Hand-in-Hand (PRC)
Beijing Hurray! Times (PRC)
Wang Qindai
Xiang Songzuo
85%
15%
through agreements
Hurray! Solutions (PRC)
Xun Li
Peng Hongmei
50%
50%
through agreements
Beijing Network (PRC)
Sun Hao
Wang Xiaoping
0.5%
0.5%
99%
through agreements
WVAS Solutions (PRC)
Liu Hong
Yang Haoyu
50%
50%
through agreements
Beijing Palmsky (PRC)
Cai Yi
Xu Wenqian
50%
50%
through agreements
Beijing Hutong (PRC)
Pan Hong
Guo Xiaoqing
50%
50%
through agreements
Hengji Weiye (PRC)
Zhang Yi
Shang Aiqin
50%
50%
through agreements
Shanghai Magma (PRC)
Shi Yuqi
Ruan Liang
50%
50%
through agreements
Shanghai Saiyu (PRC)
Jiang Yidan
Wei Hua
50%
50%
through agreements
Henan Yinshan (PRC)
50%
25%
25%
Hurray! Digital Media (PRC)
51%
Huayi Brothers Music (PRC)
100%
Huayi Brothers Broker (PRC)
60%
Freeland Music (PRC)
100%
Hurray! Freeland Culture (PRC)
51%
Beijing Hurray! Fly Songs (PRC)
30%
New Run (PRC)
65%
Secular Bird (PRC)

D. Property, Plant and Equipment
Our company and certain of our non-music affiliates currently lease an approximate total of 3,389 square meters of office space in Beijing through various lease agreements. The aggregate monthly rent of such lease agreements was approximately $111,879 beginning in October 2008. We also have branches and representative offices in Beijing, Shandong, Heilongjiang, Guangdong, Zhejiang, Liaoning, Chongqing, Shanghai, Henan and Sichuan.
Freeland Music, Huayi Brothers Music and New Run lease an approximate total of 1,610 square meters of office space in Beijing. Secular Bird leases an approximate total of 140 square meters of office space in Guangzhou. Seed Music Group and its subsidiaries lease approximately 100 square meters in Taiwan and also occupy approximately 509 square meters in Beijing.
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
A. OPERATING RESULTS
Overview
We are a leading online distributor of music and music-related products such as ringtones, ring-back-tones, and true-tones to mobile users in China through the full range of WVAS platforms over mobile networks and through the Internet.
We also provide a wide range of other WVAS to mobile users in China, including games, pictures and animation, community, and other media and entertainment services. Our services are offered through the various service platforms available on the 2G and 2.5G networks operated by the mobile telecommunication network operators in China, principally China Mobile, China Unicom and increasingly, China Telecom. Many of our services are also available to users in China through our website. We are also a leader in artist development, music production and offline distribution in China through our affiliated music companies, Huayi Brothers Music, Freeland Music, New Run, Secular Bird and our recent acquisition, Seed Music Group, which also operates in Taiwan.
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
We recorded net losses of $12.0 million for 2008 and $42.0 million for 2007 and net income of $5.8 million for 2006. For 2008, we generated $54.0 million in total revenues, compared to $60.5 million and $68.7 million for 2007 and 2006, respectively, representing a decline of 10.9 % and 21.5% respectively. For 2008, WVAS revenue and recorded music accounted for 79.1% and 20.9% of our revenues, respectively, compared to 82.7% and 17.3% in 2007 and 91.0% and 9.0% in 2006. The 2008 decrease in revenue from WVAS was offset in part by an increase in recorded music revenues.
We had accumulated deficits of $10.0 million and $2.8 million as of December 31, 2008 and 2007, respectively, and retained earnings of $40.0 million as of December 31, 2006.
Although our net loss was $12.0 million in 2008, which included a foreign exchange loss of $9.0 million and an impairment charge of $7.5 million for goodwill, intangible assets and investment in a music affiliate, we had cash of approximately $59.5 million as of December 31, 2008, and accordingly, our consolidated financial statements have been prepared on a going concern basis.

Factors Affecting Results of Operations and Financial Condition
The major factors affecting our results of operations and financial condition include:
•	Growth of the WVAS Market in China and Changes in Mobile Operator Policies. Our financial results have been, and we expect them to continue to be, largely dependent on growth in the WVAS market in China. Historically, 2G services, such as SMS, have represented the predominant portion of the WVAS market in China and of our revenues. We commercially launched 2.5G services in September 2002 and began billing users for these services at the beginning of 2003. Since the launch of these 2G and 2.5G services, we initially experienced significant growth in revenues from these services, followed by a significant decline in revenues for these services over the past three years. The important factors causing this decline have been the changes in the telecom operator policies or the manner in which they are enforced in 2008. Such policy changes and their manner of enforcement have been frequent and unpredictable for the past three years and have caused our revenues to be volatile. See Item 3. “Risk Factors — Risks Related to Our Company— Unilateral changes in the policies of the MII, China Mobile and China Unicom and in their enforcement of their policies have resulted in service suspensions and our having to pay additional charges to the telecom operators, and further changes could materially and adversely impact our revenue and profitability in the future.” Although we have been adversely affected by recent changes in telecom operator policies and the delay in the expansion of 2.5G networks by the telecom operators in 2008 and in the launch of 3G networks in China, we continue to believe that our financial success in the near-term will depend on the growth of the market for our 2G and 2.5G services, especially services utilizing music content, where we have a leading position and, in the longer-term, on our ability to offer popular services on any new wireless technologies that are introduced in China such as 3G.
•	Positioning of Our Services on the WAP Portals of the Telecom Operators. A key component of our revenue growth is our ability to not only maintain access to China Unicom’s and China Mobile’s networks and now to China Telecom’s networks following that company’s acquisition of one of China Unicom’s networks, but also our ability to secure prominent positioning for our services at the top of the menu of services for each major service category on the telecom operators’ WAP portals so that users see our services first when opening the service menus. However, Beijing Network, one of our affiliated operating companies providing WAP services through China Mobile, was issued a sanction by China Mobile in effect in January 2006 for improper promotion of one of its WAP services. As part of the sanction, China Mobile downgraded all of Beijing Network’s WAP services to the bottom of the menu and temporarily suspended the approval of new service applications on all platforms by Beijing Network and joint promotions with Beijing Network. Our WAP revenue was adversely affected during this period.
•	Network Service Agreements with the Telecom Operators. Our results of operations are dependent on the terms of network service agreements with the telecom operators and the manner in which the telecom operators implement these agreements. Each of these agreements is non-exclusive, and has a limited term, generally one or two years. Renewal of them on favorable terms depends on our relationship with these telecom operators at both the national and provincial level, the popularity of our services and our ability to maintain adequate levels of performance. Any mobile operator could alter any of these terms or terminate the contracts for a variety of reasons in the future, including, for example, to increase their own service or network fees in order to enhance their profitability at the expense of service providers.
•	Billing and Transmission Failures. We do not recognize any revenues for services that are characterized as billing and transmission failures. We can not collect fees when these failures occur for our 2G services from telecom operators, which arise in a number of circumstances, including when the delivery of our services to a customer is prevented because the customer’s phone is off, the customer’s prepaid phone card has run out of value or a mobile operator experiences technical problems with its network. These situations are known in the industry as billing and transmission failures. The level of billing and transmission failures significantly affects revenues we record. The failure rate for 2G services has fluctuated significantly in the past, including in recent quarters, due in part to the recent restructuring of the telecom operators. The failure rate ranged on a monthly basis from 0.0% to 19.1% of the total billable messages which are reflected in our internal records during 2008. Although we do not experience the same type of billing and transmission errors for our 2.5G services as we do for our 2G services, we do experience a discrepancy between the revenues recorded by our internal system and the revenues that we receive from the telecom operators. This difference for 2.5G services ranged from 0.4% to 27.5% per month in 2008 and related to services that were provided but for a variety of reasons were not billed to the user due to the manner in which the telecom operators register new users or manage their internal billing reconciliation process, an issue that the 2008 telecom operator restructuring exacerbated.

•	Acquisitions and Strategic Investments. Selective acquisitions and strategic investments, such as the ones described in Item 4.A. “History and Development of the Company” above, form part of our strategy to further expand our business. These acquisitions and investments may not produce the results that our management and board of directors anticipate, and may subject our company to unforeseen liabilities. In particular, our future revenue growth will depend on our ability to successfully operate our music development, production and distribution business, with which we have relatively limited experience.
•	Developing Artists, Sustaining a Pipeline of New Song Releases and Keeping up with Consumer Music Tastes. Through our acquisition of controlling and minority stakes in Huayi Brothers Music, Freeland Music, New Run and Secular Bird, and Seed Music Group, we have entered the business of artist development and music production. Artist development and music production is inherently a “hit” driven business, and its success depends to a large extent on our ability to maintain a large portfolio of talented singing artists and build a strong pipeline of new song releases. Further, the success of such new releases depends upon their acceptance by consumers with various and changing tastes. If our affiliated music companies fail to expand their portfolio of talented singing artists, sustain a pipeline of new releases, or keep abreast of changes in consumer music tastes, our business and financial condition may be adversely affected with respect to the financial performance of our affiliated music companies.
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
The following table sets forth certain historical consolidated revenues, by amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,
	2008		2007		2006
		Percentage		Percentage		Percentage
	Amount	of revenues	Amount	of revenues	Amount	of revenues
	(in thousands of U.S. dollars, except percentages)
Revenues:
Wireless value-added services	$42,672	79.1%	$50,038	82.7%	$62,512	91%
Recorded music	11,287	20.9%	10,489	17.3%	6,203	9%

Total revenues	$53,959	100.0%	$60,527	100.0%	$68,715	100.0%

The following tables show our WVAS revenues for 2008, 2007 and 2006 by product and mobile operator (including Personal Handy-phone System, or PHS, operators).

	For the Year Ended December 31, 2008
	China	China	China	China
	Mobile	Unicom	Telecom	Netcom	Others	Total
	(in millions of U.S. dollars)
SMS	$9.5	$2.4	$0.4	$0.1	$0.9	$13.3
IVR	7.2	1.3	3.2	0.2	0.3	12.2
RBT	2.6	1.9	0.5	—	—	5.0

2G Revenues	19.3	5.6	4.1	0.3	1.2	30.5

WAP	2.1	4.7	0.6	—	—	7.4
MMS	0.8	0.5	0.1	—	—	1.4
Java	2.2	—	—	—	0.1	2.3
WEB	—	—	0.2	—	—	0.2

2.5G revenues	5.1	5.2	0.9	—	0.1	11.3

Other revenues	—	—	—	—	0.9	0.9

Total	$24.4	$10.8	$5.0	$0.3	$2.2	$42.7

	For the Year Ended December 31, 2007
	China	China	China	China
	Mobile	Unicom	Telecom	Netcom	Others	Total
	(in millions of U.S. dollars)
SMS	$7.0	$2.5	$0.2	$0.3	$1.0	$11.0
IVR	13.3	1.2	2.4	0.3	—	17.2
RBT	1.6	1.7	0.4	—	—	3.7

2G Revenues	21.9	5.4	3.0	0.6	1.0	31.9

WAP	5.9	6.7	—	—	—	12.6
MMS	0.7	0.7	—	—	—	1.4
Java	1.4	—	—	—	—	1.4
WEB	—	—	2.0	—	—	2.0

2.5G revenues	8.0	7.4	2.0	—	—	17.4

Other revenues	0.1	—	—	—	0.6	0.7

Total	$30.0	$12.8	$5.0	$0.6	$1.6	$50.0

	For the Year Ended December 31, 2006
	China	China	China	China
	Mobile	Unicom	Telecom	Netcom	Total
	(in millions of U.S. dollars)
SMS	$11.3	$5.7	$—	$0.1	$17.1
IVR	5.2	2.5	2.5	0.6	10.8
RBT	2.0	1.3	0.1	—	3.4

2G Revenues	18.5	9.5	2.6	0.7	31.3

WAP	10.4	11.1	—	—	21.5
MMS	3.5	0.5	—	—	4.0
Java™	4.4	—	—	—	4.4
WEB	—	—	1.3	—	1.3

2.5G revenues	18.3	11.6	1.3	—	31.2

Total	$36.8	$21.1	$3.9	$0.7	$62.5

Wireless Value-added Services. Our 2G and 2.5G services revenues are derived from services that we provide to our users primarily through the networks of China Unicom, China Mobile, China Telecom and China Netcom (prior to its merger with China Unicom). 2G SMS and 2.5G WAP services have historically been our primary source of revenues. Our sales in 2008 of 2G SMS increased by 20.9% while IVR decreased by 29.1% as compared with 2007 primarily due to a decrease in promotion activities. Sales in 2008 of 2.5G WAP and MMS decreased as compared to 2007 due in part to the impact during the year of marketing restrictions on our WVAS activities following the Sichuan earthquake in May and the restructuring of China Unicom in 2008.
Recorded Music. Our recorded music revenues are derived from artist development, music production, offline music distribution, and online music distribution through WVAS and the Internet, which accounted for approximately 20.9% of our total revenues in 2008.
Cost of Revenues
The following table sets forth certain historical consolidated cost of revenues data by amount for the periods indicated:

	For the Year Ended December 31,
	2008	2007	2006
	(in thousands of U.S. dollars)
Cost of Revenues:
Wireless value-added services	$32,840	$36,394	$40,672
Recorded music	6,730	6,233	3,553

Total cost of revenues	$39,570	$42,627	$44,225

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
Gross Profit Margin
The following table sets forth the historical consolidated gross profits and gross profit margin of our business activities for the periods indicated:

	For the Year Ended December 31,
	2008	2007	2006
	(in thousands of U.S. dollars, except percentages)
Gross Profits:
Wireless value-added services	$9,832	$13,644	$21,840
Recorded music	4,557	4,256	2,650

Total gross profits	$14,389	$17,900	$24,490

	For the Year Ended December 31,
	2008	2007	2006
Gross Profit Margin:
Wireless value-added services	23.0%	27.3%	34.9%

Recorded music	40.4	40.6	42.7

Total gross profit margin	26.7%	29.6%	35.6%

The gross profit margins for our WVAS declined in 2008 compared to 2007 due to sharply decreased revenues as a result of sales declines in our WAP services caused in part by the restructuring of China Unicom and the higher costs associated with developing new distribution channels. The gross profit margins for our recorded music remained relatively stable from 2006 to 2008, with slight decreases in 2007 and 2008 as a result of the national focus on the 2008 Beijing Olympic Games which reduced music promotions and events.
Operating Expenses
The following table sets forth certain historical consolidated operating expenses data, in terms of amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,
	2008		2007		2006
		Percentage		Percentage		Percentage
	Amount	of revenues	Amount	of revenues	Amount	of revenues
	(in thousands of U.S. dollars, except percentages)
Operating Expenses:
Product development expenses (including stock-based compensation expense of $40, $1 and $80 for the years ended December 31, 2008, 2007 and 2006, respectively)	$992	1.8%	$2,028	3.4%	$2,169	3.2%
Selling and marketing expenses (including stock-based compensation expense of $621, $287 and $346 for the years ended December 31, 2008, 2007 and 2006, respectively)	9,132	16.9	11,514	19.0	11,014	16.0
General and administrative expenses (including stock-based compensation expense of $284, $155 and $118 for the years ended December 31, 2008, 2007 and 2006, respectively)	11,984	22.2	9,141	15.1	6,699	9.7
Provision for goodwill impairment	2,675	5.0	38,779	64.1	—	—
Gain on reduction of Unicom liability	(1,557)	(2.9)	—	—	—	—
Gain from reversed litigation expenses	(557)	(1.0)	—	—	—	—

Total operating expenses	$22,669	42.0%	$61,462	101.6%	$19,882	28.9%

Product Development Expenses. Product development expenses primarily consist of research and development staff costs related to our WVAS business. Most of our product development expenses relate to enhancing our portfolio of 2G and 2.5G services. Product development expenses also include depreciation and amortization of computers and software related to the activities of our product development teams. We depreciate our computer equipment, software and other assets on a straight-line basis over their estimated useful lives, which are three to five years.
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

General and Administrative Expenses. General and administrative expenses primarily consist of stock-based compensation and benefits for our management, salaries for our finance and administrative personnel, professional service fees, lease expenses, other office expenses, expenses related to depreciation of equipment for general corporate purposes and expenses related to amortization of intangible assets from our acquisitions and any impairment write-downs of such assets.
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
Stock-based Compensation. We grant equity incentive awards to our employees and certain non-employees. Until February 2006, when we commenced granting non-vested shares, all of our equity incentive grants were in the form of stock options. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R) using the modified prospective transition method. Under this method, stock-based compensation expense recognized beginning January 1, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the fair market value as of the grant date, measured in accordance with SFAS 123, “Accounting for Stock-based Compensation,” and (b) compensation expense for all stock-based compensation awards granted on or subsequent to January 1, 2006, based on grant date fair value estimated in accordance with the provisions of SFAS 123(R). In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123(R) and the valuation of stock-based payments for public companies. We have applied SAB 107 in our adoption of SFAS 123(R). We recognize stock-based compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award.
On February 7, 2006, Hurray! granted awards of 330,000 ADSs, equal to 33,000,000 ordinary shares that vest over a period of time (which we refer to herein as “non-vested shares” ) to certain employees pursuant to its 2004 Share Incentive Plan (the “2004 Plan”). This resulted in stock-based compensation expense of $1.6 million to be recognized over the applicable vesting period. These non-vested shares vest on an annual basis equally over three years.
On June 20, 2006, Hurray! granted 75,000 ADSs, equal to 7,500,000 non-vested shares to certain employees which resulted in stock-based compensation expense of $0.3 million to be recognized over the applicable vesting period. These non-vested shares vest on an annual basis equally over 34 months.
On March 14, 2007, Hurray! granted 20,000,000 non-vested shares to its employees which resulted in stock-based compensation expense of $0.6 million to be recognized over the applicable vesting period. These non-vested shares vest over three years on an annual basis equally.
On November 23, 2007, Hurray! granted 19,500,000 non-vested shares to its employees which resulted in stock-based compensation expense of $0.4 million to be recognized over the applicable vesting period. These non-vested shares vest over three years on an annual basis equally.
The stock-based compensation expense was $ 0.9 million, 0.4 million, $0.5 million in 2008, 2007 and 2006, respectively.
Provision for Impairment of Goodwill and Intangible Assets. During the third quarter of 2008, we performed impairment testing for our recorded music business due to ongoing challenging business conditions and a reduction in the number of concerts and other music events caused by the national focus on the 2008 Olympic Games in Beijing, coupled with the decline in the market price of the Company’s ADSs. At December 31, 2008, we again performed impairment testing. In aggregate, we recorded impairment charges for goodwill of $2.7 million and write-downs of intangible assets of $2.9 million for 2008. The valuation of the reporting units was arrived at using an income approach (discounted cash flows) and corroborated by a market value approach (with comparisons to selected publicly traded companies operating in the same industry).
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
The valuations of the reporting units were arrived at using an income approach (discounted cash flows) and corroborated by a market value approach (with comparisons to selected publicly traded companies operating in the same industry).
Gain on Reduction of Unicom Liability. In the second quarter of 2008, the Company benefited from a waiver of $1.56 million in alliance membership fees we had accrued under a 2005 agreement with China Unicom in respect of promotional and marketing activities, which China Unicom terminated.
Gain from Reversed Litigation Expenses. In the fourth quarter of 2008, we reversed expenses amounting to $0.6 million for prior years’ litigation due to the expiration of a petition period for certain pending litigation.
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
WVAS revenues are derived from providing personalized media, games, entertainment and communication services to mobile phone customers of the various subsidiaries of the telecom operators. Fees for these services, which are negotiated in network service agreements with the telecom operators and indicated in the message received on the mobile phone, are charged on a per-use basis or on a monthly subscription basis, and vary according to the type of services delivered. We recognized WVAS revenues in the period in which the services are performed net of business taxes of $1.4 million, $1.5 million and $1.7 million for 2008, 2007 and 2006, respectively.
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
We evaluate our cooperation arrangements with the telecom operators to determine whether to recognize our revenues on a gross basis or net of the service fees and net transmission charges paid to the telecom operators. Our determination is based upon an assessment of whether we act as a principal or agent when providing our services. We have concluded that we act as principal in the arrangement. Factors that support our conclusion mainly include:
•	we are the primary obligor in the arrangement;
•	we are able to establish prices within price caps prescribed by the telecom operators to reflect or react to changes in the market;

•	we determine the service specifications of the services we will be rendering;
•	we are able to control the selection of our content suppliers; and
•	the telecom operators usually will not pay us if users cannot be billed or if users do not pay the telecom operators for services delivered and, as a result, we bear the delivery and billing risks for the revenues generated with respect to our services.
Based on these factors, we believe that recognizing revenues on a gross basis is appropriate. However, as noted above, our reported revenues are net of bad debt charges that have been deducted by the telecom operators.
We recognize revenue for a portion of our 2G services (as well as for a smaller portion of our 2.5G services) on an accrual basis in order to report our quarterly earnings on a timely basis. This involves the use of estimates of monthly revenues based on our internal records for the month and prior monthly confirmation rates with the telecom operators in prior months if we are unable to obtain actual figures from the telecom operators before we finalize our financial statements. We expect the effect of these estimates on our financial results will be more significant on our quarterly results of operations than on our annual results, as we are less likely to receive confirmation on all of our 2G revenues before we disclose our quarterly results. To the extent that our revenues have not been confirmed by the telecom operators for any reporting period, we will need to adjust our revenues in the subsequent periods in which these revenues are confirmed. For the years ended December 31, 2006, 2007 and 2008, the differences between our recorded revenue based on such estimates and actual revenue confirmed subsequently have been immaterial.
Recorded Music. We are in the business of artist development, music production, offline music distribution and online distribution through WVAS and the Internet. Recorded music revenues are derived from live performances, corporate sponsorship and advertising, online and wireless sales, and offline CD sales.
We generate revenues from the sale of CDs either by providing the CD master to a distributor or by directly arranging for the volume production and subsequent wholesale of the CDs. In the former case, we receive a fixed fee, have no further obligations and recognize the fee as revenue when the master CD is provided. In the latter case, we ship the produced CDs to retail distributors and recognize wholesale revenues at the time of shipment less a provision for future estimated returns. In 2008, the estimated sales returns rate was approximately 19% based on past experience.
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
We incur costs in producing CD masters, volume CD production, artist and songwriter royalties, and royalties payable to other parties for the use of their work. The cost of record masters and volume CD productions, and royalties paid in advance are recorded in prepaid expenses and other current assets when the sales of the recording are expected to recover the cost and amortized as cost of revenues over the revenue generating period, typically within one year. The decision to capitalize an advance to an artist, songwriter or other party requires significant judgment as to the recoverability of these advances. Advances for royalties and other capitalized costs are regularly assessed for recoverability.

Stock-based Compensation Cost
We grant equity incentive awards to our employees and certain non-employees. Until February 2006 when we commenced granting non-vested shares, all of our equity incentive grants were in the form of stock options.
Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method and therefore have not restated results for prior periods. Under this transition method, stock-based compensation expense recognized beginning January 1, 2006 includes: (a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006 based on the fair market value as of the grant date, measured in accordance with SFAS 123, and (b) compensation expense for all stock-based compensation awards granted on or subsequent to January 1, 2006, based on grant-date fair value estimated in accordance with the provisions of SFAS 123(R). We recognize stock-based compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award. Prior to the adoption of SFAS 123(R), we recognized stock-based compensation expense in accordance with APB 25. In March 2005, the SEC issued SAB 107 regarding the SEC’s interpretation of SFAS 123(R) and the valuation of stock-based payments for public companies. We have applied the provisions of SAB 107 in the adoption of SFAS 123(R).
We recognize the compensation costs net of a forfeiture rate and recognize the compensation costs for those options and non-vested shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.
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
Income Taxes
Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We determine whether or not a valuation allowance is required at the level of each taxable entity. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.
In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. Our company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not result in a cumulative adjustment on January 1, 2007 and had no significant impact on our accounting for income taxes for the year ended December 31, 2007 and 2008. We did not incur any interest or penalties related to potential underpaid income tax expenses, and also do not expect to have a significant increase or decrease in our unrecognized tax benefits within 12 months from December 31, 2008.

In March 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008. In addition, the Implementation Rules of the New Enterprise Income Tax Law, or the Implementation Rules, were promulgated by the PRC State Council on December 6, 2007 and the Notice on Implementation of Transitional Arrangements for Preferential Policies of Enterprise Income Tax, or the Transitional Arrangements Notice, was promulgated by the PRC State Council on December 26, 2007. Under the New EIT system, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises. Enterprises established prior to March 16, 2007 eligible for a preferential tax rate of 15% according to the then effective PRC Enterprise Income Tax Law for Foreign-Invested Enterprise and Foreign Enterprise tax laws and administrative regulations are subject to transitional rules as stipulated in the Transitional Arrangements Notice. In addition, certain qualified enterprises may still benefit from a preferential tax rate of up to15% under the New EIT Law if they meet the definition of “qualified high and new technology enterprise” strongly supported by the state as set out in the Implementation Rules. As a result, if our PRC subsidiaries and VIEs qualify as high and new technology enterprises strongly supported by the state under the new EIT Law, they will continue to benefit from a preferential tax rate of up to 15%. Otherwise, the applicable tax rate of our PRC subsidiaries and VIEs is 25% starting from 2008 under the New EIT system. At December 31, 2008, four of our subsidiaries and VIEs were approved as qualified high and new technology enterprises, which approvals entitle them to preferential tax rate tax exemption or reduced rate according to the New EIT Law and transitional rules ranging from 7.5% to 15% for the three years ending on December 31, 2010. While the high and new technology enterprise certificates are valid for three years, we believe based on currently available information that we will be able to reapply successfully for the renewal of the current certificates as we believe we will continue to meet the published criteria. Accordingly, these four entities have used the reduced applicable tax rate in calculations of deferred tax balances for the foreseeable future. However, we cannot be certain that such applications will be successful. In addition, our qualified new cultural enterprises, Huayi Brothers Broker, Hurray! Freeland Culture and Secular Bird, were entitled to a tax exemption in 2008. We have used the new standard rates for our other affiliated Chinese entities. Deferred taxes have been calculated using the tax rates that apply to the relevant companies.
The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for Chinese income tax purposes, they would become subject to the EIT Law on their worldwide income. This would cause any income generated by the legal entities organized outside China to be subject to China’s 25% EIT. The implementation rules to the EIT Law provide that non-resident legal entities will be considered to be China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. reside within China. Pursuant to the additional guidance released by the Chinese government on April 22, 2009, management does not believe that the legal entities organized outside China should be characterized as China tax residents for EIT Law purposes.
Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to the overseas holding companies by their PRC subsidiaries, were exempt from PRC withholding tax. Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.
Results of Operations
The following discussion of our results of operations for the years ended December 31, 2006, 2007 and 2008 is based upon our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Revenues. Our revenues declined 10.9% to $54.0 million in 2008 from $60.5 million in 2007. This decrease was primarily due to a decline in demand for WVAS in 2008.
Wireless Value-added Services. Revenues from our WVAS declined 14.7% to $42.7 million for 2008 from $50.0 million for 2007, primarily due to a decline in the Company’s IVR and WAP services. IVR revenues were $12.2 million in 2008, a decline of 29.2% from $17.2 million for 2007. WAP revenues were $7.5 million in 2008, a decline of 40.6% from $12.6 million for 2007. SMS and Java™ revenues were $13.5 million and $2.2 million in 2008, an increase of 21.6% and 60.0% from $11.0 million and $1.4 million for 2007, respectively.

Recorded Music. In 2007, we expanded our recorded music segment by acquiring 65% of Secular Bird, an independent record label in China, and through Freeland Music, 51% of Fly Songs, a performance and concert organizer and had a full year’s contribution from them in 2008. Revenue from recorded music was $11.3 million in 2008, an increase of 7.6% from $10.5 million for 2007.
Cost of Revenues. Our cost of revenues declined 7.2% to $39.6 million in 2008 from $42.6 million in 2007 due primarily to decreased costs for our WVAS as our WVAS revenues declined. Our decrease in cost of revenue was partly offset by increased costs of our recorded music business as that business grew.
Wireless value-added Services. Our cost of WVAS declined 9.8% to $32.8 million for 2008 from $36.4 million for 2007. This decrease resulted primarily from less amount paid to PRC telecommunications operators as our WVAS revenues decreased and less promotion costs
Recorded Music. Our cost of recorded music increased 8.0% to $6.7 million for 2008 from $6.2 million for 2007. This increase resulted primarily from increased commercial development and artists’ performance cost in 2008.
Gross Profits. Our gross profits decreased 19.6% to $14.4 million for 2008 from $17.9 million for 2007, mainly due to the decreased profits from WVAS. Our gross profit margins decreased to 26.7% for 2008 from 29.6% for 2007, due primarily to decreased margins for WVAS resulting from declining sales of our higher margin WAP services and increased marketing, promotion and distributions costs related to SMS and IVR services.
Operating Expenses. Operating expenses were $22.7 million for 2008, which included impairment for goodwill of $2.7 million and a write-down for intangible assets of $2.9 million, a gain on reduction of Unicom liability of $1.6 million and a gain from reversed litigation expenses of $0.5 million due to the expiration of a petition period for certain pending litigation, representing a decrease by 63.1% from $61.5 million for 2007, which included impairment charges of $41.3 million.
Product Development Expenses. Our product development expenses decreased 51.1% to $1.0 million in 2008 from $2.0 million in 2007, mainly due to the restructuring of our research and development departments in March 2008 which lowered our staff costs.
Selling and Marketing Expenses. Our selling and marketing expenses decreased 20.7% to $9.1 million in 2008 from $11.5 million in 2007. The decrease was mainly due to the fact that we recorded a write-down of $1.8 million for intangible assets of WVAS in 2007 compared to a write-down of $0.4 million in 2008.
General and Administrative Expenses. Our general and administrative expenses increased 31.1% to $12.0 million in 2008 from $9.1 million in 2007. This increase was mainly due to the write-down of intangible assets of $2.5 million in 2008.
Provision for Impairment of Goodwill and Intangible Assets. We tested the carrying value of goodwill and acquired intangible assets for impairment and recorded an impairment charge of $5.6 million and $41.3 million in 2008 and 2007, respectively. See “-Operating Expenses — Provision for Impairment of Goodwill and Intangible Assets.”
Loss from Continuing Operations. As a result of the foregoing, loss from operations was $8.3 million for 2008 compared to loss from operations of $43.6 million for 2007.
Interest Income and Expense. Interest income was $1.6 million for 2008, compared to $2.3 million for 2007. Interest expense was nil for 2008 as compared to $0.2 million in 2007, which was related to the acquisition payables for Shanghai Magma.
Foreign Exchange loss. We recorded a foreign exchange loss of $9.0 million in 2008, arising from the depreciation in value of the Euro against the U.S. dollar.
Other Income. Other income, primarily government tax subsidies, was $0.2 and $0.5 million in 2008 and 2007, respectively.
Income Taxes. Income taxes were an expense of $0.5 million in 2008 and a benefit of $0.2 million in 2007.
Equity in Results of Affiliate. The equity in the income of New Run was $0.06 million in 2008 as compared to equity in the loss of New Run of $0.06 million in 2007.
Impairment of Investment in Music Affiliate. We tested our investments in our affiliated music company, New Run, (which is accounted for using the equity method) for impairment and recorded a write-down of $1.9 million in 2008.

Net Loss from Continuing Operations. Net loss from continuing operations was $12.4 million for 2008 compared to a net loss of $41.5 million for 2007.
Net Income from Discontinued Operations. Effective August 1, 2007, we accounted for our software and systems integration business (“SSI Business”) as a discontinued operation. The net income from discontinued operations was $0.4 million in 2008 representing the gain recognized on the sale of the SSI Business, compared to net loss of $0.4 million in 2007.
Net Loss. As a result of the foregoing, net loss was $12.0 million for 2008, which included a foreign exchange loss of $9.0 million, an impairment charge of $2.7 million for goodwill, an impairment charge of $1.9 million for investment in the music affiliate, and a write-down of intangible assets of $2.9 million, as compared to net loss of $42.0 million for 2007, which included an impairment charge of $41.3 million.
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
Recorded Music. Our costs of recorded music increased 75.4% to $6.2 million for 2007 from $3.6 million for 2006. This increase resulted primarily from increased commercial development and artists’ performance cost as well as from our music company acquisitions in 2007.
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
(Loss)Income from Continuing Operations. As a result of the foregoing, loss from operations was $43.6 million for 2007 compared to income of $4.6 million for 2006.
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
Net (Loss) Income from Continuing Operations. Net loss from continuing operations was $41.5 million for 2007 compared to net income of $6.6 million for 2006.
Net Loss from Discontinued Operations. Effective August 1, 2007, we accounted for our SSI Business as a discontinued operation. Net loss from discontinued operations was reduced from $0.8 million in 2006, a full year’s operations, to $0.4 million in 2007, which included the benefit of income of $0.2 million representing the gain recognized on the sale of the SSI Business.
Net (Loss) Income. As a result of the foregoing, net loss was $42.0 million for 2007 compared to net income of $5.8 million for 2006. The decrease is mainly due to an impairment charge of $41.3 million for 2007. Our net loss in 2007 was offset by net income of approximately $0.6 million derived from our new acquisitions, mainly from Shanghai Saiyu.
B. LIQUIDITY AND CAPITAL RESOURCES
Cash Flows and Working Capital
The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	For the Year Ended December 31,
	2008	2007	2006
	(in thousands of U.S. dollars)
Net cash (used in) provided by operating activities	$(5,553)	$(2,055)	$17,636
Net cash used in investing activities	(2,265)	(8,120)	(15,157)
Net cash provided by (used in) financing activities	2	16	(4,399)

Net (decrease) in cash and cash equivalents	$(7,816)	$(10,159)	$(1,920)

Our net cash used in operating activities in 2008 was $5.6 million. This was primarily attributable to our net loss of $12.0 million, a gain of $5.0 million arising from a reduction of an acquisition payable, a gain of $1.6 million from a reduction of China Unicom liabilities and an increase in prepaid expenses and other current assets of $1.1 million, which was offset in part by an impairment charge of $2.7 million for goodwill, an impairment charge of $1.9 million for our investment in New Run, a write-down of intangible assets of $2.9 million, $3.3 million in depreciation and amortization as non-cash items, and a decrease in accounts receivable of $3.5 million. Our net cash used in operating activities in 2007 was $2.1 million. This was primarily attributable to our net loss of $41.9 million, as adjusted for an add-back of $41.3 million in impairment of goodwill and other intangible assets and $3.7 million in depreciation and amortization as non-cash items, which was offset in part by a $2.1 million increase in accounts receivable and $3.2 million increase in receivable from disposal of subsidiary. Our net cash provided by operating activities in 2006 was $17.6 million. This was primarily attributable to our net income of $5.8 million, as adjusted for an add-back of $3.5 million in depreciation and amortization as a non-cash item, $5.5 million decrease in accounts receivable and $3.1 million decrease in prepaid expenses and other current assets.

Net accounts receivable increased from $13.4 million as of December 31, 2006 to $14.7 million as of December 31, 2007 and decreased to $12.7 million as of December 31, 2008. The increase from 2006 to 2007 was primarily due to lengthened collection periods from the telecom operators. The decrease from 2007 to 2008 was primarily due to the decrease in WVAS revenues. The average collection time for our accounts receivable from WVAS was 71 days in 2006, increasing to 78 days in 2007 and to 93 days in 2008.
Net cash used in investing activities was $2.3 million in 2008, of which $4.7 million was used for the payments made in respect of the recent acquisition of Seed Music and payments relating to the earlier acquisitions of Shanghai Magma and Henan Yinshan; $1.7 million was used for the purchase of intangible assets and $0.3 million was used for the purchase of fixed assets, which amounts were partially offset by the proceeds from the disposal of a subsidiary of $4.5 million. Net cash used in investing activities was $8.1 million in 2007, of which $3.2 million was used in the acquisition of equity interests in Shanghai Saiyu, Henan Yinshan, Fly Songs and Secular Bird and $2.5 million was used in the acquisition of an equity affiliate, New Run. Net cash used in investing activities was $15.2 million in 2006, of which $12.6 million was used in the acquisition of equity interests in Huayi Brothers Music, Freeland Music and Shanghai Magma. Our total capital expenditures for computer hardware, software and office equipment for the years ended December 31, 2008, 2007 and 2006 were $0.3 million, $0.9 million and $1.0 million, respectively. Our capital divestitures are not material.
Net cash provided by financing activities was $1,500 for 2008 and $16,334 in 2007 resulting from the proceeds arising in connection with the exercise of stock options in 2008. Net cash used in financing activities was $4.4 million for 2006, mainly due to our repurchase and cancellation of 79,260,000 ordinary shares under our stock repurchase program in 2006 with a total cost of $5.0 million.
We generally keep our cash in U.S. dollar or RMB denominated bank accounts or short-term time deposits for two principal purposes: to finance our operations and to manage the interest rate and currency risks arising from our operations. We adjust the amount of cash held in U.S. dollars and RMB from time to time to maximize our interest rate returns and to ensure that we have sufficient RMB for our operational needs, including for lease and other commitments. In the first half of 2008, we converted a significant portion of our U.S. dollar deposits into Euros, which were subsequently converted back into U.S. dollars. We have not historically used derivative instruments to hedge market risks. We recorded a foreign exchange loss of $4.5 million, arising from the decrease in the value of the Euro against the United States dollar in the third quarter of 2008. As a result of additional appreciation of the U.S. dollar, we recorded a further exchange loss in the fourth quarter of 2008 of $4.5 million. Currently we hold all non-Renminbi cash in United States dollars.
We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 12 months. We also believe that our recent investments in New Run, Shanghai Saiyu, Fly Songs, Secular Bird and Seed Music will have no material impact on our future liquidity or capital resources in the near term. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to issue debt securities or additional equity or to obtain bank borrowings. The issue of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations and the placement of liens over some or all of our assets. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
Indebtedness
As of December 31, 2008, other than $24,002 in respect of capital leasing of equipment in our Beijing office we did not have any indebtedness or any material debt securities, mortgages or liens. In addition, as of December 31, 2008, we did not have any material contingent liabilities. We may, however, be obligated to make certain earn-out payments in connection with our investments in New Run, Freeland and Secular Bird, as discussed under “Tabular Disclosure of Contractual Obligations” below.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
See Item 4.B. “Information On the Company — Business Overview — Product and Content Development,” “—Infrastructure and Technology,” and “—Intellectual Property and Proprietary Rights.”
Our research and development expenditures were $1.0 million, $2.0 million and $2.2 million in 2008, 2007 and 2006, respectively.
D. TREND INFORMATION
See Item 3.D. “Key Information — Risk Factors” and “—Operating Results” above.
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
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table sets forth our contractual obligations as of December 31, 2008:

	Payments Due by Period
		Less than	1-3	3-5
	Total	1 year	years	years
	(in thousands of U.S. dollars)
Operating lease commitments	$1,568	$1,452	$116	$—
Other contractual commitments*	3,078	1,671	1,407	—

Total contractual obligations	$4,646	$3,123	$1,523	$—

*	Represents non-cancelable agency agreements with certain artists that provide for minimum payments.
The agreements entered into in connection with our acquisitions and strategic investments described in this annual report on Form 20-F include earn-out provisions pursuant to which the sellers will become entitled to additional consideration, which may be material and may in certain circumstances include either cash or additional equity interests, if the relevant business achieves specified performance measures.
Contingent Acquisition Payments
As of December 31, 2008, in connection with our recent acquisitions, we may make contingent payments of up to $0.8 million subject to the achievement of certain financial performance targets from 2008 to 2009. These contingent payments, if made, will be reflected in our financial statements as an increase of goodwill.
Holding Company Structure
We are a holding company with no operations of our own. Our operations are principally conducted through Beijing Hurray! Times. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon service fees paid by our affiliated Chinese entities to Beijing Hurray! Times, and dividends and other distributions paid by those subsidiaries. If any of our subsidiaries or our affiliated Chinese entities incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay service fees or dividends to Beijing Hurray! Times or us. In addition, Chinese legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our subsidiaries are also required to set aside a portion (at least 10%) of their after tax net income, if any, each year for certain reserve funds. These reserve funds are not distributable as cash dividends.

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
Foreign Exchange Risk
While our reporting currency is the U.S. dollar, to date, virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets (other than the proceeds from our initial public offering) and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. If the Renminbi depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in U.S. dollars in our financial statements will decline. We may also be exposed to foreign exchange risk in the event we hold other currencies in an effort to hedge against potential depreciation of the U.S. dollar. We recorded a loss of $ 9.0 million in 2008 from deposits held in Euros, which were subsequently converted back into U.S dollars.
Between 2002 and 2008, the exchange rate between Renminbi and U.S. dollars has varied by approximately17.6%. If the Renminbi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2008 which was used in preparing the Company’s audited financial statements as of and for the year ended December 31, 2008, our net asset value, as presented in U.S. dollars, would have been reduced by $0.05 million and $0.2 million, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by $0.05 million and $0.3 million, respectively.
Inflation
Inflation has not materially impacted our results of operations in recent years. However, in 2008, China experienced significantly increased inflation, which, if it continues at that level or increases further, could have an adverse impact on our financial condition and result of operation in future periods. According to the China Statistical Bureau, China’s overall national inflation rate, as measured by the general consumer price index, was approximately 5.9%, 4.8% and 1.3% in 2008, 2007 and 2006, respectively.
TAXATION
In March 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008. In addition, the Implementation Rules of the New Enterprise Income Tax Law, or the Implementation Rules, were promulgated by the PRC State Council on December 6, 2007 and the Notice on Implementation of Transitional Arrangements for Preferential Policies of Enterprise Income Tax, or the Transitional Arrangements Notice, was promulgated by the PRC State Council on December 26, 2007. Under the New EIT system, a unified enterprise income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises. Enterprises established prior to March 16, 2007 eligible for a preferential tax rate of 15% according to the then effective PRC Enterprise Income Law for Foreign-Invested Enterprise and Foreign Enterprise tax laws and administrative regulations are subject to transitional rules as stipulated in the Transitional Arrangements Notice. In addition, certain qualified enterprises may still benefit from a preferential tax rate of up to15% under the New EIT Law if they meet the definition of “qualified high and new technology enterprise” strongly supported by the state as set out in the Implementation Rules. As a result, if our PRC subsidiaries and VIEs qualify as high and new technology enterprises strongly supported by the state under the new EIT Law, they will continue to benefit from a preferential tax rate of up to 15%. Otherwise, the applicable tax rate of our PRC subsidiaries and VIEs is 25% starting from 2008 under the New EIT Law. At December 31, 2008, four of our subsidiaries and VIEs were approved as qualified high and new technology enterprises, which approvals entitle them to preferential tax rate tax exemption or reducted rate according to the New EIT Law and transitional rules ranging from 7.5% to 15% for the three years ending on December 31, 2010. While the high and new technology enterprise certificates are valid for three years, we believe based on currently available information that we will be able to reapply successfully for the renewal of the current certificates as we believe we will continue to meet the published criteria. Accordingly, these four entities have used the reduced applicable tax rate in calculations of deferred tax balances for the foreseeable future. However, we cannot be certain that such applications will be successful. In addition, our qualified new cultural enterprises, Huayi Brothers Broker, Hurray! Freeland Culture and Secular Bird, were entitled to a tax exemption in 2008. We have used the new standard rates for our other affiliated Chinese entities. Deferred taxes have been calculated using the tax rates that apply to the relevant companies.

These preferential tax arrangements were originally to expire at various dates between 2006 and 2010. In 2005 and 2006 a number of our VIEs became subject to a higher tax rate as tax exemptions expired or were reduced. The aggregate dollar and per share effect of the tax holidays in 2008, 2007 and 2006 were $1.8 million, $1.9 million and $2.2 million and $0.0008, $0.0009 and $0.0010 per share, respectively.
Under the New EIT Law, the rules for determining whether an entity is resident in the PRC for tax purposes have changed and the determination of residence depends on, among other things, the “place of actual management.” If Hurray! Holding Co., Ltd. or our non-PRC subsidiaries are determined to be a PRC resident for tax purposes, it or they, would be subject to tax in the PRC on our worldwide income including the income arising in jurisdictions outside the PRC. We have evaluated our resident status under the new law and related guidance and believe Hurray! Holding Co., Ltd. is not a PRC resident for PRC income tax purposes. However, there can be no assurance that the PRC tax authorities would not challenge our position.
As a non-resident for PRC tax purposes, dividends paid to Hurray! Holding Co. Ltd out of profits earned after January 1, 2008 from its PRC subsidiaries would be subject to a withholding tax of 10%.
Aggregate undistributed earnings of our subsidiaries and affiliates located in the PRC that are available for distribution to the Company at December 31, 2008 are considered to be indefinitely reinvested under APB opinion No. 23, “Accounting for Income Taxes — Special Areas,” and accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to Hurray! Holding Co., Ltd. The PRC tax authorities have also clarified that distributions made out of retained earnings accumulated prior to January 1, 2008 are not subject to the withholding tax.
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
Subject to the approval of the relevant tax authorities, Hurray! Solutions and other affiliated Chinese entities had total tax loss carryforwards of approximately $14.2 million and $4.2 million as of December 31, 2008 and 2007, respectively, for enterprise income tax purposes, which will expire by various years through 2013. These tax loss carryforwards give rise to potential deferred tax assets totaling $2.7 million and $1.1 million as of December 31, 2008 and 2007, respectively. For the gross deferred tax assets for Hurray! Solutions, based on the evidence obtained, it is more likely than not that all the deferred tax assets $0.15 million will be realized. Other affiliated Chinese entities may not record sufficient net income within the carryforward period to realize the full tax benefit of these past net losses and, accordingly, we have established a valuation allowance for the full amount of these deferred tax assets except for Hurray! Solutions.
In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not result in a cumulative adjustment on January 1, 2007 and had no significant impact on our accounting for income taxes for the year ended December 31, 2008. We did not incur any interest or penalties related to potential underpaid income tax expenses, and also do not expect to have a significant increase or decrease on the unrecognized tax benefits within 12 months from December 31, 2008.
We are subject to taxation in PRC and other tax jurisdictions. There is no ongoing examination by taxing authorities at this time. Our various tax years from 2003 to 2008 remain open in various taxing jurisdictions.
Hurray Technologies (HK) Ltd., (“Hurray Technologies”), our 99% owned subsidiary, is subject to income tax in Hong Kong. Hong Kong companies are generally subject to a 16.5% profit tax. Hurray Technologies has not, however, paid any income taxes in Hong Kong because to date it has not received any revenues.

RECENTLY ISSUED ACCOUNTING STANDARDS
On June 12, 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets” (“SFAS 166”). SFAS 166 amends the derecognition guidance in Statement 140 and eliminates the exemption from consolidation for qualifying special-purpose entities (QSPEs). As a result, a transferor will need to evaluate all existing QSPEs to determine whether they must now be consolidated in accordance with Statement 167. Statement 166 is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. We are in the process of assessing the potential impact of the adoption of SFAS 166 on our consolidated financial position or results of operations.
On June 12, 2009, the FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under Interpretation 46(R). While the Board’s discussion leading up to the issuance of Statement 167 focused extensively on structured finance entities, the amendments to the consolidation guidance affect all entities and enterprises currently within the scope of Interpretations 46(R), as well as QSPEs that are currently excluded from the scope of Interpretation 46(R). The Statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009. We are in the process of assessing the potential impact of the adoption of SFAS 167 on our consolidated financial position or results of operations.
On April 9, 2009, the FASB issued the FASB Staff Position (“FSP”) FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FAS 157-4”). This statement provides additional guidance for estimating fair value measurement in accordance with FAS 157 when the volume and level of activity for the asset or liability have significantly decreased and provides guidance on identifying circumstances that indicate a transaction is not orderly. It emphasizes that despite significant decreases in volume and level of activity and regardless of the valuation technique(s) used for the asset or liability, the fair value measurement stay the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. This issue is effective prospectively for interim and annual periods ending after June 15, 2009. Early adoption is permitted for periods ending after March 15, 2009. We do not expect that the adoption of FSP FAS 157-4 will have a significant effect on our consolidated financial position or results of operations.
On April 9, 2009, the FASB issued the FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments.” This statement amends FAS 107 to require entities to disclose, among other things, the methods and significant assumptions used to estimate the fair value of financial instruments in both interim and annual financial statements and amends APB Opinion No. 28 to require those disclosures in summarized financial information at interim reporting periods. This FSP applies to all financial instruments within the scope of FAS 107 held by publicly traded companies, as defined in Opinion 28. This issue is effective for interim and annual periods ending after June 15, 2009. Early adoption is permitted for periods ending after March 15, 2009 only if a reporting entity also early adopts FAS 157-4 and FAS FAS 115-2 and FAS 124-2. We do not expect that the adoption of FSP FAS 107-1 and APB 28-1 will have a significant effect on our consolidated financial position or results of operations.
On April 9, 2009, the FASB issued the FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.” This statement amends the other-than-temporary-impairments (“OTTI”) guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of OTTI on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to OTTI of equity securities. It gives guidance on evaluating whether an impairment of a debt security is other-than-temporary and the determination of the amount of an OTTI recognized in earnings and other comprehensive income. We do not expect the adoption of FSP FAS 115-2 and FAS 124-2 to have a significant effect on our consolidated financial position or results of operations.
On April 1, 2009, the FASB issued FSP FAS 141(R)-1, which amends the guidance in FASB Statement No. 141(R), “Business Combinations”, to establish a model for pre-acquisition contingencies that is similar to the one entities used under Statement 141. The FSP is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We do not expect the adoption of FSP FAS 141(R)-1 to have a significant effect on our consolidated financial position or results of operations.
At its November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-6 “Equity Method Investment Accounting Considerations” (“EITF 08-6”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of Statements 141(R) and 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. We do not expect the adoption of EITF 08-6 to have a significant effect on our consolidated financial position or results of operations.

In June 2008, the FASB issued FASB Staff Position EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” This FSP gives guidance on the computation of earnings per share and the impact of share-based instruments that contain certain non-forfeitable rights to dividends or dividend equivalents. The FSP is effective for fiscal years beginning after December 31, 2008 and early application is prohibited. We do not expect the adoption of FSP 03-6-1 to have a significant effect on our consolidated financial position or results of operations.
In April 2008, the FASB issued FASB Staff Position FAS142-3 “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. We do not expect the adoption of FAS 142-3 to have a significant effect on our consolidated financial position or results of operations.
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
In December 2007, the FASB issued SFAS No.141(R), “Business Combination,” to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. We do not expect the adoption of SFAS 141(R) to have a significant effect on our consolidated financial position or results of operations.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51”, or SFAS 160. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. Upon the adoption of SFAS 160, we reclassified the minority interest balance to the shareholder’s equity on January 1, 2009.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The names of our current directors and executive officers, their ages as of May 1, 2009 and the principal positions with the company held by them are as follows:

Name	Age	Position	Class	Term of Office
Qindai Wang	44	Director and Chairman of the Board	Class I	1 years
Songzuo Xiang	44	Director and Chief Executive Officer	Class II	2 years
Thomas Ng	55	Director	Class I	1 years
Robert Mao (1)	65	Director	Class I	1 years
Suberna Shringla (1)	43	Director	Class II	2 years
Alan Russell Powrie (1)	58	Director	Class III	3 years
Shudan Zhang	49	Director	Class III	3 years
Xiaoqing Guo	38	Chief Financial Officer and Vice President	—	—
Ping Ji	50	Senior Executive Vice President	—	—
Fan Yang	44	Senior Executive Vice President	—	—
Haoyu Yang	36	Senior Executive Vice President	—	—

(1)	Member of the audit committee, compensation committee and nominating committee.
Our Amended and Restated Memorandum and Articles of Association provide for the division of the board of directors into three classes: Class I directors (currently Qindai Wang, Thomas Ng and Robert Mao), Class II directors (currently Suberna Shringla and Songzuo Xiang) and Class III directors (currently Shudan Zhang and Alan Powrie). At each annual general meeting, directors who are elected will serve a three-year term until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. There are no family relationships among any of the directors or executive officers of our company.
Biographical Information
Qindai Wang. Mr. Wang has served as Chairman of the Board since June 2001. From June 2001 to March 2009, Mr. Wang served as our Chief Executive Officer. From December 1999 to February 2001, Mr. Wang was President of AsiaInfo Technologies (China), the Chinese operating subsidiary of AsiaInfo Holdings, Inc. and a provider of telecom network integration and software solutions in China. Previously, Mr. Wang worked at Nortel Networks (China) from 1996 until 1999 as General Manager of the China Telecom account at Nortel. He served as Regional Director at Lucent Technologies (China) from 1995 to 1996 and as a Senior Group Manager at AT&T China from 1989 to 1995. Mr. Wang holds a Bachelor of Science degree in Engineering from the Chengdu Institute of Telecommunications Engineering.
Songzuo Xiang. Dr. Xiang has served on our board since July 2000 and was appointed as our Chief Executive Officer in March 2009. He was a visiting scholar at Columbia University from May 1999 to July 2000, and at Cambridge University from October 1998 to May 1999. He previously worked at the People’s Bank of China, Shenzhen branch, as the Deputy Director of the Fund Planning Department from 1995 to 1998 and as the Director of the Non-Performing Loan Management Department from 1996 to 1998. Dr. Xiang was formerly an investment manager at Shenzhen Resources & Property Development (Group) Ltd. from 1993 to 1995. He holds a Master of International Affairs degree from Columbia University, a Ph.D in Economics and a Master in Management Science degree from Renmin University of China, and a Bachelor degree in Mechanical Engineering from HuaZhong University of Science and Technology.
Thomas Ng. Dr. Ng has served on our board of directors since September 2008. Dr. Ng is the co-founder of GGV Capital and was the founder of Venture TDF in Singapore and China (currently known as TDF Capital in China). In addition, Dr. Ng earned his Ph.D. in Bacteriology and Biochemistry in 1981 from the University of Wisconsin at Madison and was voted one of the most promising scientists by the ‘Who’s Who’ in 1981 and 1982 and has numerous publications and patents worldwide. Dr. Ng currently serves on the Board of Directors for Sinosun, AAC, Boston-Power and MediaRing. He was a former board member of GNLB, SAVI (acquired by Lockheed), Oculex (acquired by Allergan), and served on the Dartmouth College Engineering advisory board, the MIT BPEC advisory board and the board of Singapore National Science and Technology.
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

Alan Russell Powrie. Mr. Powrie has served on our board since July 2004. Mr. Powrie was a partner with Deloitte Touche Tohmatsu, Hong Kong, until his retirement in September 2000. From October 2000 to May 2001 and again from January 2002 to May 2002, he worked as a part-time advisor to Deloitte Touche Tohmatsu China. Mr. Powrie joined Deloitte Touche Tohmatsu in 1971 and has worked with that firm in the United Kingdom, United States, Hong Kong and China. Mr. Powrie holds a Bachelor of Laws degree from the University of Edinburgh and is a member of the Institute of Chartered Accountants of Scotland and the Hong Kong Institute of Certified Public Accountants.
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
Xiaoqing Guo. Ms. Guo has served as Financial Controller, Senior Director, and Vice President of Finance and Operation Planning Department in Hurray! since December 2003 and our Chief Financial Officer since April 20, 2009. Previously, Ms. Guo worked in Pricewaterhouse Coopers, Beijing. Ms. Guo graduated from Capital University of Economics and Business with a Bachelor’s degree in Economics. In addition, Ms. Guo is a member of the Institute of Certified Public Accountants of People’s Republic of China.
Ping Ji. Mr. Ji has served as our Senior Executive Vice President since April 2009. Mr. Ji also served as our Senior Vice President from 2001 to 2005. From January 2000 to February 2001 Mr. Ji was Vice President of Solutions Marketing at AsiaInfo Technologies (China). He previously worked for Cisco Systems (China) as a Product Marketing Director from 1998 to 2000 and for Nortel Networks (China) as a Business Development Manager from 1994 to 1998. Mr. Ji formerly held a Project Manager position at the Research Institute of Data Communication Technologies of the Chinese Ministry of Posts and Telecommunications from 1985 to 1994. He holds a Master of Communications degree in Data Communications from the Academy of Posts and Telecommunications and a Bachelor of Science degree in Computer Science from the University of Aeronautics and Astronautics.
Fan Yang. Mr. Yang has served as our Senior Executive Vice President since April 2009. Mr. Yang also served as our Senior Vice President from 2001 to 2005. From February 2000 to February 2001, he was Vice President of Sales at AsiaInfo Technologies (China). Mr. Yang formerly held a Senior Sales Manager position from 1994 to 2000 at Nortel Networks (China) and an engineering and managerial position from 1991 to 1994 at Lucky Electrical, a Hong Kong consumer electronics company. Mr. Yang holds both Master of Science and Bachelor of Science degrees in Engineering from Tsinghua University.
Haoyu Yang. Dr. Yang has served as our Senior Executive Vice President since April 2009. Dr. Yang also served as our Senior Vice President from 2001 to 2008. He worked as a chief software architect at Infospace, an Internet search and directory and mobile value-added services provider, from 2000 to 2001 and as a development manager at Prio, an e-commerce service provider, from 1999 to 2000. Prior to that, Dr. Yang worked as a software engineer at Insight Development Corporation, a software development firm. Dr. Yang holds a Ph.D. in Physics from the University of Miami and a Bachelor of Science degree in Physics from Beijing University.
B. Compensation
Compensation of Directors and Executive Officers
In 2008, we paid an aggregate of approximately $476,410 and $160,000 in compensation to our executive officers and non-executive directors, respectively.
Full-time employees of our company and our subsidiaries in China participate in a government-mandated multi-employer defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance and other welfare benefits are provided to those employees. The total provision for such employee benefits, corresponding to the full amount of our company’s obligation in connection therewith was $1.6 million for 2008.

We have entered into indemnification agreements with each of our directors and executive officers under which we agree to indemnify each of them to the fullest extent permitted by Cayman Islands law, our articles of association and other applicable law, from and against all expenses and liabilities arising from any proceeding, to which the indemnitee is or was a party, witness or other participant. Upon the written request by a director or officer, we will, within 30 days after receipt of the request, advance funds for the payment of expenses, unless there has been a final determination that the director or officer is not entitled to indemnification for these expenses. We also maintain director and executive officer insurance for our directors and executive officers.
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
Summary of Stock Plans
2004 Share Incentive Plan
Our board of directors and shareholders adopted our 2004 Share Incentive Plan, or 2004 Plan, in July 2004. A total of 180,740,200 ordinary shares are reserved for issuance under the 2004 Plan. A general description of the terms of the 2004 Plan is set forth below.
Types of Awards. Awards that can be granted under the 2004 Plan consist of:
•	our ordinary shares,
•	options to purchase our ordinary shares,

•	dividend equivalent rights, the value of which is measured by the dividends paid with respect to our ordinary shares,
•	non-vested shares,
•	stock appreciation rights the value of which is measured by appreciation in the value of our ordinary shares, and
•	any other securities the value of which is derived from the value of our ordinary shares and which can be settled for cash, our ordinary shares or other securities or a combination of cash, our ordinary shares or other securities.
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
Our board of directors held four meetings and took action on 11 occasions by unanimous written consent during 2008. We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and three of our directors attended the annual general meeting of shareholders held on September 10, 2008. Our board has determined that four of our current board members, Messrs. Mao, Shringla, Powrie and Zhang, are “independent” as defined under applicable NASDAQ rules.
The board has three committees: the audit committee, the compensation committee and the nominating committee.
In 2008, our audit committee held five meetings. Our audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.
Our compensation committee held one meeting in 2008. The compensation committee’s functions are to review and make recommendations to our board of directors regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors.
No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.
Our nominating committee held one meeting in 2008. The nominating committee is responsible for the assessment of the performance of the board of directors and considering and making recommendations to the board of directors with respect to the nominations or elections of directors.
The audit, compensation and nominating committees operate under written charters setting forth the functions and responsibilities of each such committee. Copies of those charters are available on our website at www.hurray.com. The members of our audit, compensation and nominating committees are Robert Mao, Suberna Shringla and Alan Powrie, each of whom satisfies the “independence” and financial literacy requirements of the NASDAQ rules. Our board of directors has determined that Alan Powrie is an “audit committee financial expert” as that term is defined in Item 16A of Form 20-F.
D. Employees
As of December 31, 2008, 2007 and 2006, we had 328, 444 and 471 full-time employees, respectively. In addition, our affiliated music companies (Freeland Music, Huayi Brothers Music, New Run, and Secular Bird) had an aggregate of 132 employees as of December 31, 2008. Seed Music Group had 44 employees. None of our personnel are represented under collective bargaining agreements.
E. Share Ownership
The following table sets forth certain information known to us with respect to the beneficial ownership as of May 1, 2009 by:
•	all persons who are beneficial owners of five percent or more of our ordinary shares,
•	our current executive officers and directors, and
•	all current directors and executive officers as a group.

As of May 1, 2009, 2,196,186,640 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the US Securities and Exchange Commission, or SEC, governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

	Number of Shares
	Beneficially Owned
Name	Number	Percentage
5% and above Shareholders
Granite Global Ventures	265,115,480	12.07%
2494 Sand Hill Road Suite 100 Menlo Park, CA 94025 United States(1)

China Rock Capital Management	210,891,000	9.60%
2804 One Exchange, 8 Connaught Place Central Hong Kong SAR(2)

Executive Officers and Directors(3)
Pleasant Season Ltd./Qindai Wang(4)	214,221,660	9.75%
Thomas Ng (5)	265,115,480	12.07%
Robert Mao(6)	2,000,000	*
Suberna Shringla	—	*
Xero Holdings Ltd./Songzuo Xiang(7)	106,859,620	4.87%
Shudan Zhang	1,074,128	4.89%
Alan Powrie(8)	600,000	*
P.N.L. Ltd./Ping Ji(9)	15,607,200	*
JJF International Ltd./Fan Yang(10)	45,600,000	2.08%
Harrison Youth Ltd./Haoyu Yang((11)	77,791,300	3.54%
Xiaoqing Guo (12)	1,653,400	*
All current directors and executive officers as a group (11 persons)	836,871,500	64.70%

(1)	Granite Global Ventures is an investment adviser.

(2)	China Rock Capital Management is an investment adviser. This share information is based solely on information filed by such shareholder with the SEC.

(3)	The address of our executive officers and directors is c/o Hurray! Holding Co., Ltd., 15/F, Tower B, Gateway Plaza, No.18 Xia Guang Li, East Third Ring, Chaoyang District, Beijing 100027, People’s Republic of China.

(4)	Represents shares beneficially owned by Mr. Wang through a revocable trust in which he retains voting and dispositive power over such shares.

(5)	Represents 1,244,929 ADSs and 60 ordinary shares, 21,272 ADSs and 20 ordinary shares, 1,355,248 ADSs, and 29,705 ADSs held by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures III L.P., and GGV III Entrepreneurs Fund L.P., respectively. Mr. Ng is a managing director of Granite Global Ventures L.L.C., which is the general partner of Granite Global Ventures (Q.P.) L.P. and Granite Global Ventures L.P., and a managing director of Granite Global Ventures III L.L.C., which is the general partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Mr. Ng disclaims beneficial ownership of ADSs and ordinary shares held by Granite Global Ventures (Q.P.) L.P., Granite Global Ventures L.P., Granite Global Ventures III L.P., and GGV III Entrepreneurs Fund L.P. except to the extent of his pecuniary interests in those ADSs and ordinary shares.

(6)	Represents ordinary shares issuable upon the exercise of stock options. All of the options have an exercise price of $0.0705 per ordinary share and an expiration date of June 30, 2013.

(7)	Represents ordinary shares beneficially owned by Dr. Xiang through a revocable trust in which he retains voting and dispositive power over such shares.

(8)	Represents ordinary shares issuable upon the exercise of stock options. All of the options have an exercise price of $0.1025 per ordinary share and an expiration date of January 1, 2014.

(9)	Represents ordinary shares beneficially owned by Mr. Ji through a revocable trust in which he retains voting and dispositive power over such shares.

(10)	Represents ordinary shares beneficially owned by Mr. Yang through a revocable trust in which he retains voting and dispositive power over such shares.

(11)	Represents ordinary shares beneficially owned by Mr. Yang through a revocable trust in which he retains voting and dispositive power over such shares.

(12)	Represents 1,205,400 ordinary shares issuable upon exercise of stock option, which have a purchase price of $0.00005 per ordinary share, and an expiration date of November 23, 2010, and 4,480,000 ordinary shares issuable upon exercise of stock options, which have an exercise price of $0.1025 and $0.1175 per ordinary share and an expiration date of January 1, 2015, and January 1, 2014, respectively.
As of May 1, 2009, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.
As of May 1, 2009, approximately 80 of our ordinary shares were held in the U.S. by two holders of record, excluding shares held by our ADS depositary bank, Citibank N.A., on behalf of our ADS holders. Citibank N.A. has advised us that as of that date19,410,579 ADSs, representing 1,941,057,900 ordinary shares, were held of record by Cede & Co and two other registered shareholder. We have no further information as to ordinary shares held, or beneficially owned, by U.S. persons.
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
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Please refer to Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”
B. Related Party Transactions
Related Party Transactions
We currently conduct our business in China through our wholly-owned subsidiary, Beijing Hurray! Times. To comply with ownership requirements under Chinese law, which impose certain restrictions on foreign companies from investing in certain industries such as value-added telecommunication and Internet services, Beijing Hurray! Times entered into a series of agreements with our affiliated Chinese entities, Hurray! Solutions, WVAS Solutions, Beijing Network, Beijing Palmsky, Beijing Hutong, Hengji Weiye, Henan Yinshan, Shanghai Saiyu, and Shanghai Magma (which are collectively referred to below as “our affiliated Chinese entities”) and their respective shareholders. We hold no ownership interest in such affiliated Chinese entities. In addition, we control Hurray! Digital Media through three of our affiliated Chinese entities, Hurray! Solutions, Beijing Network and Beijing Hutong. See Item 4.C. “Information On the Company — Organizational Structure.”
The principal terms of the agreements with our affiliated Chinese entities and their respective shareholders are described below.
Powers of Attorney. Each of the shareholders of our affiliated Chinese entities has irrevocably designated Qindai Wang, in his capacity as General Manager of Beijing Hurray! Times, as attorney-in-fact, to vote on their behalf at shareholders meetings on matters on which they are entitled to vote with respect to Hurray! Solutions, WVAS Solutions, Beijing Network, Beijing Palmsky, Beijing Hutong, Hengji Weiye, Henan Yinshan, Shanghai Saiyu and Shanghai Magma, as the case may be,including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the directors of our affiliated Chinese entities. The term of each of the powers of attorney is ten years. These powers of attorney do not extend to votes by the shareholders of our company or subsidiaries.
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
As part of the acquisition agreements for the purchase of Huayi Brothers Music, Freeland Music and New Run Entertainment, we agreed to use the existing distribution and CD manufacturing operations, where appropriate, owned by the minority shareholders, or their related parties, of these companies. In addition, these parties may use the music or artists of Huayi Brothers Music, Freeland Music or New Run Entertainment and make royalty and other payments to Huayi Brothers Music, Freeland Music or New Run Entertainment. The term of such agreements is one year although such agreements may be extended by the mutual agreement of both parties. During 2008, we recognized revenues of $566,544 and made payments under these agreements of $104,281.
In the fourth quarter of 2008, Freeland Music advanced $162,721 to its minority shareholder on an interest-free basis, As of March 31, 2009, the balance was cleared.

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
See Item 18. “Financial Statements” for our audited consolidated financial statements filed as part of this annual report on Form 20-F.
A.7 Legal Proceedings
We are not currently a party to any material litigation and are not aware of any material litigation pending or threatened.
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

	Sales Price
	High	Low
Annual highs and lows
2005 (February 4, 2005 through December 31, 2005)	$11.80	$7.67
2006	$9.71	$4.70
2007	$6.53	$3.05
2008	$4.21	$1.08
2009	$2.28	$0.93

Quarterly highs and lows
First Quarter 2007	$6.53	$4.85
Second Quarter 2007	$5.62	$4.36
Third Quarter 2007	$6.04	$3.32
Fourth Quarter 2007	$6.04	$3.05
First Quarter 2008	$4.21	$2.36
Second Quarter 2008	$3.30	$2.61
Third Quarter 2008	$3.19	$2.21
Fourth Quarter 2008	$2.75	$1.08
First Quarter 2009	$2.04	$0.93
Second Quarter 2009 (April 1, 2009 through May 31, 2009)	$3.10	$0.95

Monthly highs and lows
December 2008	$2.75	$1.19
January 2009	$2.04	$1.55
February 2009	$1.95	$1.07
March 2009	$1.50	$0.93
April 2009	$2.28	$0.95
May 2009	$3.10	$1.98

Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
Please see “Description of Share Capital” in our registration statement on Form F-1 filed on January 12, 2005, as amended, with the SEC.
C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on the Company,” and Item 7.B. “Related Party Transactions,” or elsewhere in this annual report on Form 20-F.
D. Exchange Controls
Foreign currency exchange regulation in China is primarily governed by the following rules:
•	Notice on Issues Relating to the Administration of Foreign Exchange in Fundraising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies;
•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and
•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.
Under the Exchange Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is subject to the approval of SAFE.
Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the PRC Ministry of Commerce, SAFE and the NDRC.
In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fundraising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which took effect on November 1, 2005. Notice 75 supersedes prior SAFE regulations promulgated in January and April of 2005. In May 2007, SAFE issued the Notice of the State Administration of Foreign Exchange on Operating Procedures Concerning Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 106. Notices 75 and 106 require PRC residents to register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them and direct investment through such an offshore entity in the PRC. The term “PRC residents,” as used in Notice 75, includes not only PRC citizens but also other persons who habitually reside in the PRC for economic benefit. Such PRC residents are required to register with the relevant SAFE branch before establishing or taking control of such an offshore entity and complete amended registrations with the relevant SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise into the offshore entity, (ii) subsequent overseas equity financing by such offshore entity, or (iii) any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. The PRC residents who have already incorporated or gained control of offshore entities that had completed onshore investments in the PRC before Notice 75 took effect must register with the relevant local SAFE branch on or before March 31, 2006. In addition, such PRC residents are required to repatriate into the PRC all of their dividend profits or capital gains from their shareholdings in the offshore entity within 180 days of their receipt of such profits or gains.

The registration and amendment procedures set forth by Notices 75 and 106 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investment or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction.
A number of terms and provisions in Notices 75 and 106 remain unclear. Because of uncertainty over how Notices 75 and 106 will be interpreted and implemented, we cannot predict how they will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as remitting dividends and foreign currency-denominated borrowings, may be subject to compliance with requirements of Notices 75 and 106 by the PRC resident holders of our ordinary shares and ADSs. Despite our effort to fully comply with the SAFE regulations, we cannot assure you that we will obtain, or receive waivers from, any necessary approvals or not be found in violation of the SAFE regulations or any other related foreign exchange regulations. In particular, we cannot assure you that we will be able to cause all the present or prospective PRC resident holders of our ordinary shares or ADSs to comply with all SAFE regulations. A failure by the PRC resident holders of our ordinary shares or ADSs to comply with Notices 75 and 106 or our inability to secure required approvals or registrations may subject us to fines or legal sanctions, limit our subsidiaries’ ability to make distributions or pay dividends, restrict our overseas or cross-border investment activities or affect our ownership structure, any of which could affect our business and prospects.
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
Cayman Islands Taxation and Exchange Control
Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, our company has obtained an undertaking from the Governor-in-Council:
(i)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to our company or its operations; and

(ii)	in addition, that no tax be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by our company:
(a)	on or in respect of the shares, debentures or other obligations of our company; or

(b)	by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Law (1999 Revision).
The undertaking for our company is for a period of twenty years from 7 May 2002.
The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments. The Cayman Islands are not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

ADSs
As relates to the ADSs, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.
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
TAXATION OF U.S. HOLDERS
Passive Foreign Investment Company
We believe that we were a PFIC for taxable years 2006, 2007 and 2008 and are likely to be classified as a PFIC for the current taxable year of 2009. Because the PFIC determination is highly fact intensive and made at the end of each taxable year, there can be no assurance that we will not be a PFIC for the current or any future taxable year.
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
Certain “look through” rules apply for purposes of the income and asset tests described above. If we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income. In addition, passive income does not include any interest, dividends, rents, or royalties that are received or accrued by us from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to income of such related person that is not passive income.
Under the income and asset tests, whether or not we are a PFIC will be determined annually based upon the composition of our income and the composition and valuation of our assets, all of which are subject to change.
Default PFIC Rules under Section 1291 of the Code. If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds ordinary shares or ADSs, regardless of whether we actually continue to be a PFIC. Since we believe that we were a PFIC for 2006, 2007 and 2008, if you held ordinary shares or ADSs in 2006, 2007 or 2008, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares or ADSs. Even if you only began holding ordinary shares or ADSs in the current taxable year of 2009, if it turns out that we are a PFIC for 2009, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares or ADSs. You may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default tax rules of Section 1291 of the Code discussed below) as if your ordinary shares or ADSs had been sold on the last day of the last taxable year for which we were a PFIC.
If we are treated as a PFIC with respect to you, the U.S. federal income tax consequences to you of the ownership and disposition of ordinary shares or ADSs will depend on whether you make an election to treat us as a qualified electing fund (“QEF”) under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”). If you owned or own ordinary shares or ADSs while we were or are a PFIC and have not made either a QEF Election or a Mark-to-Market Election, you will be referred to in this summary as a “Non-Electing U.S. Holder.”
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
If we are treated as a PFIC in any year with respect to you, you will be required to file an annual return on IRS Form 8621 regarding distributions received on ordinary shares or ADSs and any gain realized on the disposition of ordinary shares or ADSs. Since we believe that we were a PFIC for 2008, if you held ordinary shares or ADSs in 2008, you are required to file IRS Form 8621 for 2008 and for all succeeding years during which we continue to be treated as a PFIC with respect to you. Alternatively, even if you only began holding ordinary shares or ADSs in the current taxable year of 2009, if it turns out that we are a PFIC for 2009, you will be required to file IRS Form 8621 for 2009 and for all succeeding years during which we continue to be treated as a PFIC with respect to you.
QEF Election. If you own (or owned) ordinary shares or ADSs while we are (or were) a PFIC and make a QEF Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Instead, you will be subject to current U.S. federal income tax on your pro rata share of our ordinary earnings and net capital gain, regardless of whether such amounts are actually distributed to you by us. However, you can make a QEF Election only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.
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
If you own (or owned) ADSs while we are (or were) a PFIC and make a Mark-to-Market Election, you generally will not be subject to the default rules of Section 1291 of the Code discussed above. Rather, you generally will be required to recognize ordinary income for any increase in the fair market value of the ADSs for each taxable year that we are a PFIC. You will also be allowed to deduct as an ordinary loss any decrease in the fair market value to the extent of net marked-to-market gain previously included in prior years. Your adjusted tax basis in the ADSs will be adjusted to reflect the amount included or deducted.
The Mark-to-Market Election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless our ADSs cease to be marketable stock or the IRS consents to the revocation of the election. You should consult your own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.
One or more of Hurray! Holding Co., Ltd.’s subsidiaries may also be classified as PFICs now or in the future, and furthermore, Hurray! Holding Co., Ltd. or one or more of its subsidiaries may invest in the equity of other foreign corporations that are PFICs. In such cases, U.S. Holders will be subject to the PFIC rules with respect to their indirect ownership interests in such PFICs. U.S. Holders will not be able to make a QEF Election or a Mark-to-Market Election with respect to Hurray! Holding Co., Ltd.’s subsidiaries that are PFICs, and there can be no assurance that U.S. Holders will be able to make such elections with respect to any other PFICs in which Hurray! Holding Co., Ltd. or one or more of its subsidiaries invests.
Since the PFIC rules are complex, you should consult your own tax advisor regarding them and how they may affect the U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs.

U.S. Federal Income Tax Consequences If We Are Not Treated as a PFIC
The discussion in “Distributions on Ordinary Shares or ADSs” and “Dispositions of Ordinary Shares or ADSs” below describes the applicable U.S. federal income tax consequences to a U.S. investor in the event that we are not treated as a PFIC for U.S. federal income tax purposes. For a discussion of the rules that apply if we are treated as a PFIC, see the discussion in “Passive Foreign Investment Company” above.
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
Qualified Dividend Income. With respect to non-corporate U.S. Holders (i.e., individuals, trusts, and estates), for taxable years beginning before January 1, 2011, dividends that are treated as qualified dividend income (“QDI”) are taxable at a maximum tax rate of 15%. However, we believe that we are likely a PFIC for the current taxable year of 2009 and were a PFIC for the taxable year of 2008. As a result, dividends paid by us will likely not be treated as QDI.
Foreign Currency Distributions. A dividend paid in foreign currency (for example, Renminbi) must be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date such dividend is received, regardless of whether the payment is in fact converted to U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, you generally will not recognize a foreign currency gain or loss. However, if you convert the foreign currency to U.S. dollars on a later date, you must include in income any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount you included in income when the dividend was received and (ii) the amount that you receive on the conversion of the foreign currency to U.S. dollars. Such gain or loss will generally be ordinary income or loss and U.S. source for U.S. foreign tax credit purposes.
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
Distributions will constitute foreign source income for foreign tax credit limitation purposes. The foreign tax credit limitation is calculated separately with respect to specific classes of income. For this purpose, distributions characterized as dividends distributed by us will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.” Special limitations may apply if a dividend is treated as QDI (as defined above).

Special rules may apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return).
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
TAXATION OF NON-U.S. HOLDERS
Distributions on Ordinary Shares or ADSs
Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on distributions received on ordinary shares or ADSs, unless the distributions are effectively connected with your conduct of a trade or business in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment that you maintain in the United States).
If distributions are effectively connected with a U.S. trade or business (and, if applicable, attributable to a U.S. permanent establishment), you generally will be subject to tax on such distributions in the same manner as a U.S. Holder, as described in “Taxation of U.S. Holders — Distributions on Ordinary Shares or ADSs” above. In addition, any such distributions received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Dispositions of Ordinary Shares or ADSs
Subject to the discussion in “Information Reporting and Backup Withholding” below, as a Non-U.S. Holder, you generally will not be subject to U.S. federal income tax, including withholding tax, on any gain recognized on a sale or other taxable disposition of ordinary shares or ADSs, unless (i) the gain is effectively connected with your conduct of a trade or business in the United States (and, if an applicable income tax treaty so requires, attributable to a permanent establishment that you maintain in the United States), or (ii) you are an individual and are present in the United States for at least 183 days in the taxable year of the disposition, and certain other conditions are met.
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
As of December 31, 2008, we have used approximately $18.0 million in net proceeds from our initial public offering to acquire certain businesses, and fund expenses primarily for general corporate purposes, product development, software and technology infrastructure products and other capital expenditures. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.
Citigroup Global Markets Inc., Piper Jaffray Co. and Think Equity Partners LLC were the underwriters for our initial public offering.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our chief executive officer and chief financial officer have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of December 31, 2008. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2008, our disclosure controls and procedures were not effective primarily because of the material weakness described below under “Management’s Report on Internal Control over Financial Reporting.”
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that:
(1)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets,

(2)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2008 using the criteria set forth in the report “Internal Control—Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2008 due to the following material weakness.
Our affiliated music companies make an allowance for doubtful debts against trade receivables based on a review of each individual account. However, the management of these companies do not use a set of criteria (such as payment history and account activity) to determine whether an allowance for an individual account is necessary.
After the material weakness was reported to our audit committee, the audit committee agreed on an action plan to require the responsible management to remediate the weakness. The steps so far taken include:
(1)	establishing general guidelines based on aging of trade receivables within the music companies as to when an allowance should be made (as we have in our other operations); and
(2)	developing a list of criteria that management should consider when determining whether other allowances are required against specific accounts.
We do not believe that the material weakness identified above had a pervasive impact on internal control over financial reporting.
Upon identification of the material weakness, our management examined each material trade receivable in the music companies and, having regard to the payment history up to the date of this annual report on Form 20-F, determined that no material adjustment was required to the draft financial statements contained in this report.
This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting as temporary rules of the Securities and Exchange Commission that permit us to provide only our management’s report in this annual report.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
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

Item 16C. Principal Accountant Fees and Services
Disclosure of Fees Charged by Independent Accountants
The following table summarizes the fees charged by Deloitte Touche Tohmatsu CPA Ltd. (our independent accountants from 2001 until the present time) for certain services rendered to our company during 2008 and 2007.

	For the year ended
	December 31,
	2008	2007
Audit fees (1)	$437,132	$648,260
Audit related fees (2)	—	—
Tax fees (3)	$96,455	—
All other fees (4)	—	—

(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for our calendar year audits and reviews of financial statements.

(2)	“Audit-related fees” means the aggregate fees incurred in each of the fiscal years listed for professional services related to the audit of our financial statements that are not reported under “Audit fees” and consultation on accounting standards or transactions.

(3)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	“All other fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered other than those reported under “Audit fees,” “Audit-related fees,” and “Tax fees.”
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
Item 16F. Changes in Registrant’s Certifying Accountant
None.
Item 16G. Corporate Governance
Pursuant to NASDAQ’s Marketplace Rules, foreign private issuers such as our company may follow home-country practice in lieu of certain NASDAQ corporate governance requirements. We have notified NASDAQ of our intention to adopt a non-conforming practice of posting our annual reports to shareholders on our corporate website in lieu of mailing physical copies to record holders and beneficial owners of our ADSs and ordinary shares. Under the laws of the Cayman Islands, there are no express provisions requiring our company to furnish annual reports to our shareholders. We adopted this practice in 2007 to avoid the considerable expense associated with such mailing.

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

4.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.2
Translation of Equity Transfer Agreement by and among Zhang Yi, Shang Aiqin, Wang Jiang, Xu Hongyan, Xie Peifu, He Ming and Chen Yixiao dated December 30, 2005 (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F filed with the Commission on June 15, 2006).

4.3
Translation of Equity Transfer and Capital Increase Agreement by and among Beijing Huayi Brothers Advertising Co., Ltd., Beijing Qixin Weiye Culture Development Co., Ltd. and Hurray! Digital Music Technology Co., Ltd. dated December 12, 2005 (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F filed with the Commission on June 15, 2006).

4.4
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

4.5
Translation of Data Service Cooperation Agreement between Beijing Enlight Times Info Co., Ltd and Hurray! Solutions Ltd. (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

Exhibit
Number	Document
4.6
Translation of Agreement for Transfer of Entitlement to Dividends between Qindai Wang and Hurray! Holding Co., Ltd. dated August 15, 2003 (incorporated by reference to Exhibit 10.24 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.7
Translation of Software Assignment Agreement between Hurray! Solutions Ltd. and Hurray! Times Communications (Beijing) Ltd. dated May 5, 2004 (incorporated by reference to Exhibit 10.27 of our registration statement on Form F-1 (File No. 333 121987) filed with the Commission on January 12, 2005).

4.8
Translation of Software License Agreement between Hurray! Times Communications (Beijing) Ltd. and Hurray! Solutions Ltd. dated May 5, 2004(incorporated by reference to Exhibit 10.28 of our registration statement on Form F-1 (File No. 333 121987) filed with the Commission on January 12, 2005).

4.9
Translation of Letter of Undertaking by Qindai Wang dated May 5, 2004 (incorporated by reference to Exhibit 10.31 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.10
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

4.14
Translation of Contract Related to Exclusive Purchase Right of Equity Interest among Hurray! Holding Co., Ltd., Hurray! Solutions Ltd. and Songzuo Xiang dated May 5, 2004 (incorporated by reference to Exhibit 10.36 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.15
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
4.19
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

4.27
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
4.31
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

4.40
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
4.43
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

4.48
Translation of Software Assignment Agreement by and between Shanghai Magma Digital Technology Co. Ltd. and Hurray! Times Communications (Beijing) Ltd. dated January 12, 2006 (incorporated by reference to Exhibit 4.98 of our annual report on Form 20-F (File No. 000-51116) filed with the Commission on June 15, 2006).

4.49
Translation of Authorization Agreement by Shang Aiqin dated January 12, 2006 (incorporated by reference to Exhibit 4.101 of our annual report on Form 20-F (File No. 000 51116) filed with the Commission on June 15, 2006).

4.50
Translation of Authorization Agreement by Zhang Yi dated January 12, 2006 (incorporated by reference to Exhibit 4.102 of our annual report on Form 20-F (File No. 000 51116) filed with the Commission on June 15, 2006).

4.51
Translation of Exclusive Technical Consulting and Services Agreement by and between Hurray! Times Communications (Beijing) Ltd. and Shanghai Magma Digital Technology Co. Ltd. dated January 12, 2006 (incorporated by reference to Exhibit 4.103 of our annual report on Form 20-F (File No. 000 51116) filed with the Commission on June 15, 2006).

4.52
Translation of Operating Agreement by and among Hurray! Times Communications (Beijing) Ltd., Shanghai Magma Digital Technology Co. Ltd., Zhang Yi and Shang Aiqin dated January 12, 2006 (incorporated by reference to Exhibit 4.104 of our annual report on Form 20-F (File No. 000 51116) filed with the Commission on June 15, 2006).

4.53
Translation of Contract Relating to the Exclusive Purchase Right of an Equity Interest by and among Hurray! Holding Co., Ltd., Shang Aiqin and Shanghai Magma Digital Technology Co. Ltd. dated January 12, 2006 (incorporated by reference to Exhibit 4.105 of our annual report on Form 20-F (File No. 000 51116) filed with the Commission on June 15, 2006).

4.54
Translation of Contract Relating to the Exclusive Purchase Right of an Equity Interest by and among Hurray! Holding Co., Ltd., Zhang Yi and Shanghai Magma Digital Technology Co. Ltd. dated January 12, 2006 (incorporated by reference to Exhibit 4.106 of our annual report on Form 20-F (File No. 000 51116) filed with the Commission on June 15, 2006).

Exhibit
Number	Document
4.55
Translation of Equity Interests Pledge Agreement by and between Hurray! Times Communications (Beijing) Ltd. and Zhang Yi dated January 12, 2006 (incorporated by reference to Exhibit 4.107 of our annual report on Form 20-F (File No. 000 51116) filed with the Commission on June 15, 2006).

4.56
Translation of Equity Interests Pledge Agreement by and between Hurray! Times Communications (Beijing) Ltd. and Shang Aiqin dated January 12, 2006 (incorporated by reference to Exhibit 4.108 of our annual report on Form 20-F (File No. 000 51116) filed with the Commission on June 15, 2006).

4.57	2004 Share Incentive Plan (incorporated by reference to Exhibit 10.95 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

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

4.62
Translation of Supplemental Agreement dated January 25, 2005 to certain Equity Interests Pledge Agreements (incorporated by reference to the registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 28, 2005).

4.63
Translation of Cooperation Agreement between Hurray! Digital Media Technology Co., Ltd., Lan Gang, Chen Jianzhong, Hu Li, and Guangzhou Hurray! Secular Bird Culture Communication Co., Ltd, dated March 12, 2007 (incorporated by reference to Exhibit 4.120 of our annual report on Form 20-F (File No. 000-51116) filed with the Commission on June 15, 2007).

4.64
Translation of Supplemental Agreement between Hurray Holdings Co., Ltd. and Magma Digital International Limited, dated September 1, 2006 (incorporated by reference to Exhibit 4.121 of our annual report on Form 20-F (File No. 000-51116) filed with the Commission on June 15, 2007).

4.65
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
4.66
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

4.67
Translation of Share Transfer Agreement between TWM Holding, Hurray! Holding Co., Ltd., and Hurray! Times Communications (Beijing) Ltd. dated October 8, 2007 (incorporated by reference to Exhibit 4.84 of our annual report on Form 20-F (File No. 000-51116) filed with the Commission on June 19, 2008).

4.68
Translation of Equity Transfer Agreement of Shanghai Saiyu Information Technology Co., Ltd. among Liang Ruan, Yuqi Shi, Jie Li and Jianmei Wan, dated February 12, 2007 (incorporated by reference to Exhibit 4.85 of our annual report on Form 20-F (File No. 000-51116) filed with the Commission on June 19, 2008).

4.69
Translation of Transfer Agreement between Hurray! Times Communications (Beijing) Co., Ltd., Beijing WVAS Solutions Ltd., Beijing Enterprise Network Technology Co., Ltd., Xiaoping Wang, Hao Sun and Beijing Hurray! Times Technology Co., Ltd., dated May, 2007 (incorporated by reference to Exhibit 4.86 of our annual report on Form 20-F (File No. 000-51116) filed with the Commission on June 19, 2008).

4.70	Translation of Cooperation Agreement on Monternet WAP Services between China Mobile Communications Group Corporation and Beijing Enterprise Network Technology Co., Ltd. dated June 18, 2008.

4.71	Translation of Mobile Value-added Service (WAP1.2) Cooperation Agreement between China Telecommunications Corporation and Beijing Hengji Weiye Electronic Commerce Co., Ltd. dated October 1, 2008.

4.72	Investment and Shareholders’ Agreement between, among others, Seed Music Group Limited and Hurray! Music Holding Co., Ltd. dated September 24, 2008.

4.73
Translation of Supplemental Agreement of Asset, Business and Personnel Transfer Agreement between Beijing Secular Bird Culture and Art Development Centre and Guangzhou Secular Bird Culture Communication Co., Ltd. dated August 2008.

4.74	Translation of Supplemental Agreement between Hurray! Digital Media Technology Co., Ltd. and Beijing Secular Bird Culture and Art Development Centre dated August 2008.

4.75	Translation of Supplemental Agreement among Seed Music Group Limited, Hurray! Media Holding Co., Ltd., Tien, Ting-Feng, and Huang, Tien-Zan dated 2009.

4.76
Translation of Supplemental Agreement among Hurray! Media Technologies Co., Ltd., Xiongbing Zhong, Guangdong Freeland Movie and Television Production Co., Ltd., Beijing Shiji Freeland Movie and Television Distribution Co., Ltd., Shanghai Hai Le Audio and Video Distribution Co., Ltd., and Hongkong Freeland Movie Industry Group Co., Ltd. dated 2008.

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

HURRAY! HOLDING CO., LTD.
By:	/s/ Songzuo Xiang
Dr. Songzuo Xiang
Chief Executive Officer
Date: June 25, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Hurray! Holding Co., Ltd.
Beijing, the People’s Republic of China
We have audited the accompanying consolidated balance sheets of Hurray! Holding Co., Ltd. and its subsidiaries and variable interest entities (the “Company”) at December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the years ended December 31, 2008, 2007 and 2006, and related financial statement schedule included in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and related financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hurray! Holding Co., Ltd. and its subsidiaries and variable interest entities at December 31, 2008 and 2007 and the results of their operations and their cash flows for the above stated periods in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
As described in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted the recognition and measurement methods under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes— An Interpretation of FASB Statement No.109”.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
June 25, 2009

HURRAY! HOLDING CO., LTD.
CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007
	(in U.S. dollars, except number of shares)
Assets
Current assets:
Cash	$59,472,703	$65,978,884
Accounts receivable, net of allowance of $826,026 and $699,525 as of December 31, 2008 and 2007, respectively	12,658,287	14,691,160
Prepaid expenses and other current assets	4,170,323	3,120,050
Amount due from related parties	745,351	464,410
Inventories	254,589	292,655
Current deferred tax assets	363,330	748,049
Receivable on disposal of subsidiary	46,860	4,151,400

Total current assets	77,711,443	89,446,608
Property and equipment, net	980,060	1,636,089
Acquired intangible assets, net	1,945,322	4,970,920
Investment in equity affiliate	824,579	2,420,522
Goodwill	3,156,664	5,620,906
Deposits and other long-term assets	719,977	848,588
Prepaid acquisition costs	1,907,400	—
Investment at cost	600,038	—
Non-current deferred tax assets	478,919	650,091

Total assets	$88,324,402	$105,593,724

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	2,454,064	3,575,410
Acquisitions payable	14,657	7,101,498
Accrued expenses and other current liabilities	3,018,203	2,906,400
Amount due to related parties	207,879	256,058
Income tax payable	123,626	210,548
Current deferred tax liabilities	497,283	416,835

Total current liabilities	6,315,712	14,466,749
Long-term payable	24,002	32,304
Non-current deferred tax liabilities	292,194	844,610

Total liabilities	6,631,908	15,343,663

Commitments and contingencies (Note 22)
Minority interests	4,783,209	4,667,402

Shareholders’ equity:
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; 2,193,343,740 and 2,174,784,440 shares issued and outstanding as of December 31, 2008 and 2007, respectively)	109,617	108,689
Additional paid-in capital	75,012,693	74,066,839
Statutory reserve	1,791,324	6,502,849
Accumulated deficit	(9,991,663)	(2,750,592)
Accumulated other comprehensive income	9,987,314	7,654,874

Total shareholders’ equity	76,909,285	85,582,659

Total liabilities, minority interests and shareholders’ equity	$88,324,402	$105,593,724

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2008	2007	2006
	(in U.S. dollars, except number of shares)
Revenues:
Wireless value-added services	$42,671,588	$50,038,014	$62,512,483
Recorded music	11,286,812	10,488,613	6,203,418

Total revenues	53,958,400	60,526,627	68,715,901

Cost of revenues:
Wireless value-added services	32,839,642	36,394,300	40,672,113
Recorded music	6,729,725	6,232,728	3,553,144

Total cost of revenues	39,569,367	42,627,028	44,225,257

Gross profit	14,389,033	17,899,599	24,490,644

Operating expenses:
Product development (including stock-based compensation expense of $40,102, $921 and $79,587 for the years ended December 31, 2008, 2007 and 2006, respectively)	991,689	2,028,265	2,169,124
Selling and marketing (including stock-based compensation expense of $621,094, $286,885 and $346,456 for the years ended December 31, 2008, 2007 and 2006, respectively)	9,132,374	11,513,850	11,014,215
General and administrative (including stock-based compensation expense of $284,086, $155,169 and $117,514 for the years ended December 31, 2008, 2007 and 2006, respectively)	11,983,973	9,141,381	6,699,607
Provision for goodwill impairment	2,675,211	38,778,584	—
Gain on reduction of Unicom liability	(1,557,153)	—	—
Gain from reversed litigation expenses	(557,167)	—	—

Total operating expenses	22,668,927	61,462,080	19,882,946

Operating (loss) income from continuing operations	(8,279,894)	(43,562,481)	4,607,698
Interest income	1,613,078	2,313,576	2,529,419
Interest expense	—	(179,062)	(44,765)
Other income, net	247,156	465,825	315,210
Gain on reduction of acquisition payable	5,000,000	—	—
Foreign exchange loss	(8,990,067)	—	—

(Loss) income before provision for income taxes, earnings in equity investments, gain from disposal of subsidiary, minority interest and discontinued operations	(10,409,727)	(40,962,142)	7,407,562
Income tax expense (credit)	486,250	(182,370)	204,980

	Year ended December 31,
	2008	2007	2006
	(in U.S. dollars, except number of shares)
Net (loss) income from continuing operations after income taxes before minority interests	(10,895,977)	(40,779,772)	7,202,582
Minority interests	(337,455)	688,440	562,189
Equity in income (loss) of affiliate	64,293	(62,756)	—
Impairment for investment in equity affiliate	1,870,897	—	—
Net (loss) income from continuing operations	(12,365,126)	(41,530,968)	6,640,393

Discontinued operations:
Net (loss) income from discontinued operations, net of tax	—	(612,170)	(836,448)
Gain from disposal of discontinued operations	412,530	192,943	—

Net income (loss) from discontinued operations, net of tax	412,530	(419,227)	(836,448)

Net (loss) income	$(11,952,596)	$(41,950,195)	$5,803,945

(Loss) income from continuing operations per ADSs:
Basic	$(0.57)	$(1.91)	$0.30

Diluted	$(0.57)	$(1.91)	$0.30

Income (loss) from discontinued operations per ADSs:
Basic	$0.02	$(0.02)	$(0.04)

Diluted	$0.02	$(0.02)	$(0.04)

(Loss) income per ADSs
Basic	$(0.55)	$(1.93)	$0.26

Diluted	$(0.55)	$(1.93)	$0.26

Weighted average shares used in calculating basic (loss) income per share	2,185,615,129	2,172,208,190	2,189,748,563

Weighted average ADSs used in calculating basic (loss) income per ADS	21,856,151	21,722,082	21,897,486

Weighted average shares used in calculating diluted (loss) income per share	2,185,615,129	2,172,208,190	2,208,758,636

Weighted average ADSs used in calculating diluted (loss) income per ADS	21,856,151	21,722,082	22,087,586

HURRAY! HOLDING CO., LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME

					Retained earnings	Accumulated other	Total
	Ordinary shares		Additional	Statutory	(Accumulated	comprehensive	shareholders’	Comprehensive
	Shares	Amount	paid-in capital	reserve	deficit)	income (loss)	equity	income (loss)
	(in U.S. dollars, except shares data)

Balance as of January 1, 2006	2,229,754,340	$111,488	$77,335,532	$5,287,057	$34,611,450	$1,273,504	$118,619,031
Issuance of ordinary shares related to acquisition of Shanghai Magma (see Note 3)	8,955,200	448	539,552	—	—	—	540,000
Repurchase and cancellation of ordinary shares	(79,260,000)	(3,963)	(5,030,785)	—	—	—	(5,034,748)
Forward contract at fair value (See Note 3)	—	—	124,918	—	—	—	124,918
Stock-based compensation expense	—	—	543,557	—	—	—	543,557
Exercise of stock options	3,582,200	129	95,343	—	—	—	95,472
Provision for statutory reserve	—	—	—	374,004	(374,004)	—	—
Foreign currency translation adjustment	—	—	—	—	—	2,127,845	2,127,845	$2,127,845
Net income	—	—	—	—	5,803,945	—	5,803,945	5,803,945

Balance as of December 31, 2006	—	—	—	5,661,061	40,041,391	3,401,349	122,820,020	$7,931,790

Stock-based compensation expense	—	—	—	—	—	—	442,975
Exercise of stock options	653,400	33	16,301	—	—	—	16,334
Provision for statutory reserve	—	—	—	841,788	(841,788)	—	—
Foreign currency translation adjustment	—	—	—	—	—	4,253,525	4,253,525	$4,253,525
Net loss	—	—	—	—	(41,950,195)		(41,950,195)	(41,950,195)

Balance as of December 31, 2007	2,174,784,440	108,689	74,066,839	6,502,849	(2,750,592)	7,654,874	85,582,659	$(37,696,670)

Stock-based compensation expense	18,499,300	925	944,357	—	—	—	945,282
Exercise of stock options	60,000	3	1,497	—	—	—	1,500
Transfer statutory reserve to retained earnings	—	—	—	(4,711,525)	4,711,525	—	—
Foreign currency translation adjustment	—	—	—	—	—	2,332,440	2,332,440	$2,332,440
Net loss	—	—	—	—	(11,952,596)	—	(11,952,596)	(11,952,596)

Balance as of December 31, 2008	2,193,343,740	$109,617	$75,012,693	$1,791,324	$(9,991,663)	$9,987,314	$76,909,285	$(9,620,156)

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2008	2007	2006
	(In U.S. dollars)
Operating activities:
Net (loss) income	$(11,952,596)	$(41,950,195)	$5,803,945
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Impairment of goodwill	2,675,211	38,778,584	—
Loss on impairment of investment in music affiliate	1,870,897	—	—
Impairment of acquired intangible assets	2,850,714	2,480,253	—
Stock-based compensation	945,282	442,975	543,557
Depreciation and amortization	3,327,798	3,644,095	3,481,415
Bad debt provision	1,012,738	453,674	269,235
Minority interests	(337,455)	688,440	562,189
Equity in (income) loss of affiliate	(64,293)	62,756	—
Gain from disposal of subsidiary	(412,530)	(192,943)	—
Receivable from disposal of subsidiary (net of cash disposed of $771,570 in 2007)	—	(3,186,887)	—
Loss on disposal of property and equipment	112,745	74,300	1,155
Gain on reduction of acquisition payable	(5,000,000)	—	—
Gain on reduction of Unicom liability	(1,557,153)	—	—
Gain from reversed litigation expenses	(557,167)	—	—
Changes in assets and liabilities net of effect of businesses acquired and sold:
Accounts receivable	3,492,068	(2,069,378)	5,518,845
Prepaid expenses and other current assets	(1,142,954)	(138,548)	3,113,531
Amount due from related parties	(245,724)	(273,618)	(164,008)
Deposits and other long-term assets	183,003	(147,543)	(258,610)
Inventories	56,833	(81,422)	268,556
Current deferred tax assets	412,916	(414,011)	(289,651)
Non-current deferred tax assets	210,257	(285,660)	(221,599)
Accounts payable	(761,068)	(140,809)	(222,881)
Accrued expenses and other current liabilities	(71,705)	305,097	(899,530)
Amount due to related parties	(63,140)	245,379	(204,420)
Income tax payable	(102,057)	(299,897)	387,148
Current deferred tax liabilities	41,653	64,060	86,212
Non-current deferred tax liabilities	(477,155)	(114,325)	(139,229)

Net cash (used in) provided by operating activities	(5,552,882)	(2,055,623)	17,635,860

Investing activities:
Purchases of property and equipment	(349,233)	(863,603)	(956,972)
Proceeds from disposal of property and equipment	—	—	30,229
Acquisitions of intangible assets	(1,718,340)	(1,535,436)	(1,714,198)
Proceeds from disposal of subsidiary	4,517,070	—	—
Payments related to acquisitions consummated (net of cash acquired of nil, $1,398,709, and $441,147 for the years ended December 31, 2008, 2007 and 2006, respectively)	(2,207,132)	(3,237,834)	(12,515,544)
Payments related to acquisition not yet consummated	(1,907,400)	—	—
Investment in cost affiliate	(600,038)	—	—
Investment in equity affiliate	—	(2,483,277)	—

Net cash used in investing activities	(2,265,073)	(8,120,150)	(15,156,485)

Financing activities:
Proceeds from exercise of options	1,500	16,334	95,472
Proceeds from the issuance of ordinary shares	—	—	540,000
Repurchase of ordinary shares	—	—	(5,034,748)

Net cash provided by (used in) financing activities	1,500	16,334	(4,399,276)

Net decrease in cash	(7,816,455)	(10,159,439)	(1,919,901)
Cash, beginning of year	65,978,884	74,596,978	75,958,964
Effect of exchange rate changes	1,310,274	1,541,345	557,915

Cash, end of the year	$59,472,703	$65,978,884	$74,596,978

Supplemental disclosure of cash flow information:
Income taxes paid	$385,501	$854,864	$287,266

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 and 2006
(in U.S. dollars, unless otherwise stated)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES
Hurray! Holding Co., Ltd. (“Hurray!”), a Cayman Islands corporation, and its consolidated subsidiaries, its variable interest entities and equity associate (collectively the “Company”) provide wireless value-added services to mobile phone users delivered over the wireless networks of the three telecommunication operators in the People’s Republic of China (“PRC”) and also music production and distribution in the PRC. The Company specializes in the development, marketing and distribution of music and entertainment oriented consumer wireless value-added services.
At December 31, 2008, Hurray!’s subsidiaries and variable interest entities (“VIEs”) are as follows (unless otherwise stated, all of these entities are incorporated in the PRC and the Company is entitled to the whole benefit of these entities’ economic interest ):

	Date of	Percentage of
	incorporation or	effective ownership
Name of Subsidiaries	establishment	by Hurray!
Wireless value-added services (“WVAS”) business segment:

Subsidiaries
Beijing Hurray! Times Technology Co., Ltd. (“Beijing Hurray Times”)	June 27, 2002	100%
Hurray Technologies (Hong Kong) Ltd.(incorporated in Hong Kong)	July 23, 2003	99%
Invest China Group Limited (incorporated in the British Virgin Islands)	April 1, 2007	100%
Beijing Hand-in-Hand Media Technology Co., Ltd.	April 1, 2007	100%
Shanghai Fuming Information Technology Co., Ltd.	January 1, 2006	100%

Variable Interest Entities
Hurray! Solutions Ltd.	September 21, 1999	100%
Beijing Enterprise Network Technology Co., Ltd.	March, 31, 2004	100%
Beijing Hengji Weiye Electronic Commerce Co., Ltd. (“Hengji Weiye”)	October 1, 2005	100%
Beijing Hutong Wuxian Technology Co., Ltd. (“Beijing Hutong”)	April 1, 2005	100%
Beijing Palmsky Technology Co., Ltd.	March, 31, 2004	100%
Henan Yinshan Digital Network Technology Co., Ltd. (“Henan Yinshan”)	June 30, 2007	100%
Shanghai Magma Digital Technology Co., Ltd. (“Shanghai Magma”)	January 1, 2006	100%
Shanghai Saiyu Information Technology Co., Ltd. (“Saiyu”)	April 1, 2007	100%
Subsidiaries of Variable Interest Entities
Beijing WVAS Solutions Ltd.	October 10, 2001	100%

Recorded music business segment:

Subsidiary
Hurray! Media Co., Ltd. ( incorporated in the Cayman Islands)	August 19, 2005	100%

Subsidiaries of Variable Interest Entities
Hurray! Digital Media Technology Co., Ltd. (“Hurray Digital Media”)	November 10, 2005	100%
Beijing Huayi Brothers Music Co., Ltd. (“Huayi Brothers Music”)	December 31, 2005	51%
Beijing Huayi Brothers Music Broker Co., Ltd.	April 17, 2007	51%
Hurray! Freeland Digital Music Technology Co., Ltd. (“Freeland Music”)	January 1, 2006	60%
Beijing Hurray! Freeland Culture Development Co., Ltd.	January 8, 2007	60%
Beijing Hurray! Fly Songs International Culture Co., Ltd. (“Beijing Hurray! Fly Songs”)	August 21, 2007	30.6	%(1)
Guangzhou Hurray! Secular Bird Art Co., Ltd. (“Secular Bird”)	May 30, 2007	65%

(1)	Hurray holds a 30.6% effective interest in Beijing Hurray! Fly Songs through a holding of 60% interest in Freeland Music. Freeland Music owns a 51% of equity interest in Beijing Hurray! Fly Songs. Therefore, Beijing Hurray! Fly Songs is a consolidated entity of the Company.

To comply with PRC laws and regulations that restrict direct foreign ownership of telecommunication service businesses in the PRC, the Company conducts substantially all of its business through several VIEs. The VIEs have entered into various agreements with one of Hurray!’s subsidiaries, including exclusive cooperation agreements. Under these agreements, Hurray! through a wholly owned PRC subsidiary, Beijing Hurray! Times, is the exclusive provider of technical and consulting services to the VIEs. In return, the VIEs are required to pay Beijing Hurray! Times’ service fees for the technical and consulting services received. The technical and consulting service fees can be, and are, adjusted at Hurray!’s discretion depending on the level of service provided. Beijing Hurray! Times is entitled to receive service fees in an amount up to all of the net income of the VIEs In addition, Beijing Hurray! Times has been assigned all voting rights by the direct and indirect owners of the VIEs through agreements which are valid for ten years and are renewable indefinitely and cannot be amended or terminated except by written consent of all parties. Finally, Beijing Hurray! Times has the option to acquire the equity interest of the VIEs. The Company also has extended loans without interest to the registered shareholders to finance their investments in the VIEs. Each of the registered shareholders is a related party of the Company acting as de facto agent for the Company. The direct equity interest in these entities has been pledged as collateral for the loans and when permitted under Chinese laws, the loans are to be repaid by transferring the direct equity interest in these entities to the Company. Therefore, no minority interest was recorded for the registered capital from the registered shareholders.
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
The following financial statement amounts and balances of Hurray !’s VIEs were included in the accompanying consolidated financial statements as of and for the years ended December 31:

	December 31,
	2008	2007
Total assets	$47,698,645	$53,453,523
Total liabilities	$6,342,451	$8,187,804

	Years ended December 31,
	2008	2007	2006
Revenues	$53,958,400	$60,526,627	$68,715,901
Net (loss) income	(6,876,064)	(40,902,941)	6,320,966
The difference between the consolidated net income (loss) and that of VIEs was derived from the foreign exchange loss, the gain from disposal of discontinued operations, the gain on reduction of acquisition payable, interest income and the operating expenses of Hurray!, the holding company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of presentation
The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
(b) Basis of consolidation
The consolidated financial statements include the financial statements of Hurray!, its subsidiaries and VIEs . All inter-company transactions and balances have been eliminated upon consolidation. The affiliated company in which the Company controls more than 20% but less than 50% of the investment is accounted for using the equity method of accounting. The Company’s share of earnings (losses) of the equity investment is included in the accompanying consolidated statements of operations.
(c) Fair value
The Group adopted SFAS No. 157 “Fair Value Measurements” on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.
SFAS 157 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.
SFAS 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 establishes three levels of inputs that may be used to measure fair value:
Level 1
Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
Level 2
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
Level 3
Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
As of December 31, 2008, the Company did not have any financial assets and liabilities or nonfinancial assets and liabilities that are measured at fair value on a recurring basis.
(d) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses in the reporting periods. Significant accounting estimates reflected in the Company’s financial statements include accruals for revenue and cost of revenue adjustments, allowance for doubtful accounts, sales returns and allowances, inventory reserves, valuations of acquired intangible assets and goodwill, valuation of equity method investee, the useful lives for intangible assets and property and equipment, stock based compensation, and deferred income tax assets valuation allowances.

(e) Significant risks and uncertainties
The Company participates in industries with rapid changes in regulations, technology trends, customer demand and competition and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: changes in the overall demand for entertainment-oriented wireless value-added services; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to maintain strategic relationships with the telecommunication operators; risks associated with attracting and retaining music artists, accessing songs and songwriters, and managing the Company’s new music businesses; and risks associated with the Company’s ability to attract and retain other necessary employees to support its growth.
(f) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less.
(g) Inventories
Inventories represent music compact discs (“CDs”) and related music products and are stated at the lower of cost, determined using the first-in, first-out method, or market.
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
(i) Acquired intangible assets, net
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
Wireless value-added service revenues are derived from providing personalized media, games, entertainment and communication services to mobile phone and personal handy phone (collectively “mobile phones”) customers of the various subsidiaries of the three major Chinese operators of telecommunication networks, China United Telecommunications Corporation (“China Unicom”), China Mobile Communications Corporation (“China Mobile”) and China Telecommunications Corporation (collectively, the “Telecom Operators”). Fees for these services, negotiated by a network service agreement with the Telecom Operators and indicated in the message received on the mobile phone, are charged on a per-use basis or on a monthly subscription basis, and vary according to the type of services delivered.
The Company contracts with the Telecom Operators (defined above) for the transmission of wireless services as well as for billing and collection services. The Telecom Operators provide the Company with a monthly statement that represents the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of the Company’s revenue. In certain instances, when a statement is not received within a reasonable period of time, the Company makes an estimate of the revenues and cost of services earned during the period covered by the statement based on its internally generated information, historical experience and/or other assumptions that are believed to be reasonable under the circumstances. The Company recognizes all revenues in the period in which the services are performed net of business taxes of $1,402,507, $1,506,002 and $1,664,706 for 2008, 2007 and 2006, respectively.
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
The Company evaluates its cooperation arrangements with the Telecom Operators to determine whether to recognize the Company’s revenues on a gross basis or net of the service fees and net transmission charges paid to the Telecom Operators. The Company’s determination is based upon an assessment of whether it acts as a principal or agent when providing its services. The Company has concluded that it acts as principal in the arrangement. Factors that support the Company’s conclusion mainly include:
•	the Company is the primary obligor in the arrangement;

•	the Company is able to establish prices within price caps prescribed by the telecommunications operators to reflect or react to changes in the market;

•	the Company determines the service specifications of the services it will be rendering;

•	the Company is able to control the selection of its content suppliers; and

•	the Telecom Operators usually will not pay the Company if users cannot be billed or if users do not pay the Telecom Operators for services delivered and, as a result, the Company bears the delivery and billing risks for the revenues generated with respect to its services.
Based on these factors, the Company believes that recognizing revenues on a gross basis is appropriate. However, as noted above, the Company’s reported revenues are net of bad debt charges that have been deducted by the Telecom Operators.

Recorded Music
The Company is in the business of artist development music production, offline music distribution and online distribution through wireless value-added services and the Internet. Recorded music revenues are derived from live performances, corporate sponsorship and advertising, online and wireless sales, and offline CD sales
The Company generates revenues from the sale of CDs either by providing the CD master to a distributor or by directly arranging for the volume production and subsequent wholesale of the CDs. In the former case, the Company receives a fixed fee, has no further obligations and recognizes the fee as revenue when the master CD is provided. In the latter case, the Company ships the produced CDs to retail distributors and recognizes wholesale revenues at the time of shipment less a provision for future estimated returns. In 2008, the estimated sales returns rate is approximately 19% based on past experience.
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
The Company incurs costs in producing CD masters, volume CD production, artist and songwriter royalties, and royalties payable to other parties for the use of their work. The cost of record masters and volume CD productions, and royalties paid in advance are recorded in prepaid expenses and other current assets when the sales of the recording are expected to recover the cost and amortized as an expense over the revenue generating period, typically within one year. The decision to capitalize an advance to an artist, songwriter or other party requires significant judgment as to the recoverability of these advances. Advances for royalties and other capitalized costs are regularly assessed for recoverability.
(m) Foreign currency translation
Hurray! uses the United States dollar (“U.S. dollar”) as its functional and reporting currency. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates of exchange prevailing at the balance sheet date. Transactions in currencies other than U.S. dollars during the year are converted into U.S. dollars at the applicable rates of exchange prevailing at the last day of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations and in 2008 the Company incurred losses of $ 8,990,067 following the conversion into Euros and subsequent conversion back into U.S dollars of a significant portion of the Company’s U.S dollar deposits arising from the high volatility in the currency markets.
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
RMB is not fully convertible into U.S. dollars. The rate of exchange for the U.S. dollar quoted by the Federal Reserve Bank of New York was RMB 6.8225, RMB 7.2946 and RMB 7.8087 on December 31, 2008, 2007 and 2006, respectively.
(n) Product development expenses
Product development expenses consist of content development expenses including compensation and related costs for employees associated with the development and programming of mobile data content related to WVAS business. These costs are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. To date, the Company has essentially completed its development concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.

(o) Stock-based compensation
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
Prior to the adoption of SFAS 123(R), the Company recognized stock-based compensation expense in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and had adopted the disclosure-only alternative of SFAS 123 and SFAS No. 148, “Accounting for Stock-based Compensation — Transition and Disclosure”. In accordance with APB 25 and related interpretations, stock-based compensation expense was not recorded in connection with share-based awards granted with exercise prices equal to or greater than the fair market value of the underlying shares on the date of grant.
Share-based payment transactions with non-employees are accounted for as share based compensation expenses in accordance with EITF 96-18 “Accounting for Equity Instruments that Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services”.
See Note 17 to the Consolidated Financial Statements for further discussion on stock-based compensation.
(p) Taxation
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
Value added taxes — The Company’s PRC subsidiaries and VIEs are subject to value-added tax on sales, which is calculated at a rate of 13% on revenues from offline CD distribution. In addition, the Company’s software and system integration service operations in the PRC, which were sold in August 2007, were up to that date subject to value-added tax at a rate of 17% on revenues from sales of hardware and software as well as the installation and system integration services which are deemed as mixed-sale of goods and thus subject to VAT. Revenue is recorded net of VAT.
Business taxes — The Company’s PRC subsidiaries and VIEs are also subject to business tax at a rate of 3-5% on wireless value-added services revenues. Business taxes are recorded as a deduction of revenue when incurred.
In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not result in a cumulative adjustment on January 1, 2007 and had no significant impact on the Company’s accounting for income taxes for the year ended December 31, 2008. The Company did not incur any interest or penalties related to potential underpaid income tax expenses, and also does not expect to have a significant increase or decrease in the unrecognized tax benefits within 12 months from December 31, 2008.
The Company is subject to taxation in PRC and other tax jurisdictions. There is no ongoing examination by taxing authorities at this time. Various tax years during 2002 and 2008 of some of the Company’s subsidiaries and VIEs remain open in the relevant taxing jurisdictions.
(q) Comprehensive income (loss)
Comprehensive income (loss) includes foreign currency translation adjustments. Comprehensive income (loss) is reported in the statements of shareholders’ equity.

(r) Fair value of financial instruments
Financial instruments include cash and cash equivalents, accounts receivable, equity method investment, accounts payable and accrued expenses and other current liabilities. The carrying values of cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable and accrued liabilities and other current liabilities approximate their fair values due to their short-term maturities.
(s) Advertising costs
The Company expenses advertising costs as incurred. Total advertising expenses were $5,895,995, $5,269,550 and $5,404,935 an in 2008, 2007 and 2006, respectively, and have been included in selling and marketing expenses and cost of revenues.
(t) (Loss) income per share
Basic (loss) income per share is computed by dividing income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted (loss) income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The dilutive effect of the stock options and non-vested stock units is computed using treasury stock method.
(u) Recently issued accounting standards
On June 12, 2009, the FASB issued SFAS 166, “Accounting for Transfers of Financial Assets” (“SFAS 166”). SFAS 166 amends the derecognition guidance in Statement 140 and eliminates the exemption from consolidation for qualifying special-purpose entities (QSPEs). As a result, a transferor will need to evaluate all existing QSPEs to determine whether they must now be consolidated in accordance with Statement 167. Statement 166 is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009. The Company is in the process of assessing the potential impact of the adoption of SFAS 166 on its consolidated financial position or results of operations.
On June 12, 2009, the FASB issued SFAS 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under Interpretation 46(R). While the Board’s discussion leading up to the issuance of Statement 167 focused extensively on structured finance entities, the amendments to the consolidation guidance affect all entities and enterprises currently within the scope of Interpretations 46(R), as well as QSPEs that are currently excluded from the scope of Interpretation 46(R). The Statement is effective as of the beginning of the first fiscal year that begins after November 15, 2009. The Company is in the process of assessing the potential impact of the adoption of SFAS 167 on its consolidated financial position or results of operations.
On April 9, 2009, the FASB issued the FASB Staff Position (“FSP”) FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significant Decreased and Identifying Transactions That Are Not Orderly”. This statement provides additional guidance for estimating fair value measurement in accordance with FAS 157 when the volume and level of activity for the asset or liability have significantly decreased and provides guidance on identifying circumstances that indicate a transaction is not orderly. It emphasizes that despite significant decreases in volume and level of activity and regardless of the valuation technique(s) used for the asset or liability, the fair value measurement stay the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. This issue is effective prospectively for interim and annual periods ending after June 15, 2009. Early adoption is permitted for periods ending after March 15, 2009. The Company does not expect the adoption of FSP FAS 157-4 will have a significant effect on the Company’s consolidated financial position or results of operations.
On April 9, 2009, the FASB issued the FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”. This Statement amends FAS 107 to require entities to disclose, among other things, the methods and significant assumptions used to estimate the fair value of financial instruments in both interim and annual financial statements and amends APB Opinion No. 28 to require those disclosures in summarized financial information at interim reporting periods. This FSP applies to all financial instruments within the scope of FAS 107 held by publicly traded companies, as defined in APB Opinion 28. This issue is effective for interim and annual periods ending after June 15, 2009. Early adoption is permitted for periods ending after March 15, 2009 only if a reporting entity also early adopts FAS 157-4 and FAS FAS 115-2 and FAS 124-2. The Company does not expect the adoption of FSP FAS 107-1 and APB 28-1 will have a significant effect on the Company’s consolidated financial position or results of operations.
On April 9, 2009, the FASB issued the FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“OTTI”). This Statement amends the OTTI guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of OTTI on debt and equity securities in the financial statements. This FSP does not amend existing recognition and measurement guidance related to OTTI of equity securities. It gives guidance on the evaluating whether an impairment of a debt security is other-than-temporary and the determination of Amount of an OTTI recognized in earnings and other comprehensive income. The Company does not expect the adoption of FSP FAS 115-2 and FAS 124-2 will have a significant effect on the Company’s consolidated financial position or results of operations.

On April 1, 2009, the FASB issued FSP FAS 141(R)-1, which amends the guidance in FASB Statement No. 141(R), “Business Combinations”, to establish a model for pre-acquisition contingencies that is similar to the one entities used under Statement 141. The FSP is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company does not expect the adoption of FSP FAS 141(R)-1 will have a significant effect on the Company’s consolidated financial position or results of operations.
At its November 24, 2008 meeting, the FASB ratified the consensus reached by the Task Force in Issue No. 08-6: “Equity Method Investment Accounting Considerations” (“EITF 08-6”). Because of the significant changes to the guidance on subsidiary acquisitions and subsidiary equity transactions and the increased use of fair value measurements as a result of Statements 141(R) and 160, questions have arisen regarding the application of that accounting guidance to equity method investments. EITF 08-6 provides guidance for entities that acquire or hold investments accounted for under the equity method. This issue is effective for transactions occurring in fiscal years and interim periods beginning on or after December 15, 2008. Early adoption is not permitted. The Company does not expect the adoption of EITF 08-6 will have a significant effect on the Company’s consolidated financial position or results of operations.
In June 2008, the FASB issued FASB Staff Position EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. This FSP gives guidance on the computation of earnings per share and the impact of share-based instruments that contain certain non-forfeitable rights to dividends or dividend equivalents. The FSP is effective for fiscal years beginning after December 31, 2008 and early application is prohibited. The Company does not expect the adoption of FSP 03-6-1 will have a significant effect on the Company’s consolidated financial position or results of operations.
In April 2008, the FASB issued FASB Staff Position FAS142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. The Company does not expect the adoption of FAS 142-3 will have a significant effect on the Company’s consolidated financial position or results of operations.
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
In December 2007, the FASB issued SFAS No.141(R), “Business Combination,” to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Company does not expect the adoption of SFAS 141R will have a significant effect on the Company’s consolidated financial position or results of operations.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51”, or SFAS 160. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. Upon the adoption of SFAS 160, the Company reclassified the minority interest balance to the shareholder’s equity on January 1, 2009.

3. ACQUISITIONS
In 2007 and 2006, the Company made a number of acquisitions of businesses directly or through its VIE companies. Each acquisition has been recorded using the purchase method of accounting, and accordingly the acquired assets and liabilities were recorded at their fair values on the dates of acquisitions and the results of their operations have been included in our operations since their respective acquisition dates. The fair values of the assets and liabilities acquired were estimated using a combination of valuation methods, such as “income approach,” “market approach,” and “cost approach” methods, considering, among other factors, forecasted financial performance of the acquired business, market performance, and market potential of the acquired business in China.
The acquisitions payable as of December 31, 2008 represents the payable for the acquisition of Henan Yinshan of $14,657 and at December 31, 2007 represented the payables for the acquisition of Shanghai Magma, Henan Yinshan and Saiyu, and Beijing Hutong of $6,000,000, $1,089,160 and $12,338, respectively.
(a) 2007 acquisitions
Acquisition of Henan Yinshan and Saiyu
In April and June of 2007, the Company acquired 100% of the equity of Saiyu and Henan Yinshan, for a total cash consideration of $5,328,699, including transaction costs of $21,021, to further expand the Company’s portfolio of wireless value-added services in China. Of the total consideration, at December 31, 2007, an amount of $1,089,160 was deferred until certain conditions were fulfilled and $1,074,503 was paid in 2008. The remaining $14,657 is payable once certain conditions are fulfilled. In 2008, the Company made an additional payment of $60,483 to the selling shareholders of Henan Yinshan based on the amended agreement, which, together with transaction costs of $20,021, is recorded as a corresponding increase in goodwill. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The purchase price allocation has been finalized.

Total purchase price:
Cash consideration	$5,307,678
Transaction costs	21,021

$5,328,699

		Amortization
		period
Aggregate purchase price allocation — Saiyu and Henan Yinshan:
Cash and cash equivalents	$1,311,572
Accounts receivable	45,451
Other current assets	1,226
Acquired intangible assets:
Agreements with China Mobile	1,946,402	5 years
WVAS license	24,763	3 years
Goodwill allocated to WVAS segment	2,134,375	N/A
Property and equipment, net	9,496	3-5 years
Other assets	17,751
Current liabilities	(71,652)
Non-current deferred tax liabilities	(90,685)

Total	$5,328,699

Acquisition of Secular Bird and Beijing Hurray! Fly Songs
During 2007, the Company expanded its recorded music segment by acquiring 65% of Secular Bird, an independent record label in China, and through its Freeland Music joint venture, a 51% interest in Beijing Hurray! Fly Songs, a concert and performance organizer in China, for a total consideration of $576,066, all paid in 2007. The following table summarizes the estimated fair values acquired and liabilities assumed at the dates of acquisition. The purchase price allocation has been finalized.

		Amortization
		period
Aggregate purchase price allocation — Secular Bird and Beijing Hurray! Fly Songs
Cash and cash equivalents	$87,138
Inventory	10,747
Other current assets	116,559
Acquired intangible assets:
Artist management contract	32,293	4.6 years
Trademarks	24,644	20 years
Copyright for songs	17,846	1.9 years
Non-complete contract	4,249	3.8 years
Goodwill allocated to recorded music segment	253,705	N/A
Property and equipment, net	53,375	3-5 years
Other assets	1,402
Current liabilities	(11,108)
Non-current deferred tax liabilities	(14,784)

Total	$576,066

In 2008, the Company made an additional payment under an earn-out agreement of $189,255, with a corresponding increase in goodwill. Additional contingent consideration of a capital injection in cash to Secular Bird and additional cash payments to the original selling shareholders are to be determined based on specified earnings objectives for the twelve-month period ending August 31, 2009 and if the objectives are met will be payable in 2009.
The following unaudited pro forma information summarizes the results of operations for the year ended December 31, 2007 and 2006 assuming the acquisitions of Saiyu, Henan Yinshan, Secular Bird and Beijing Hurray! Fly Songs occurred as of January 1, 2006 and 2007. The following pro forma financial information has been prepared for comparative purpose only and is not necessarily indicative of the results that would have occurred had the acquisitions been completed at the beginning of that period, nor is it indicative of future operating results:

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

(b) 2006 acquisitions
Acquisition of Shanghai Magma
Effective January 1, 2006, the Company acquired 100% of the outstanding equity of Shanghai Magma, a leading developer and publisher of wireless Java™ Games in China and Shanghai Magma has been consolidated since that date. Under the acquisition agreements, the Company made an initial cash payment of $4,185,009 and agreed to pay additional amounts based on Shanghai Magma’s financial performance in 2006 and 2007 with a maximum total consideration, including the initial payment, of $22,000,000. In September 2006, the Company agreed with the selling shareholders to fix the additional amounts at a total of $10,500,000 payable in two installments of $4,500,000 in October 2006 and $6,000,000 in December 2007. As part of the amended agreements certain selling shareholders agreed to subscribe $1,250,000 of the payments received in the issue of Hurray!’s ordinary shares at a price based on the 5 -day average price of Hurray!’s shares prior to signing the revised agreements. Such right of subscription was fair valued at $124,918 using the option valuation model. As of December 31, 2006, the Company had made the payment of $4,500,000 and selling shareholders subscribed $540,000 of the payments received in the issue of Hurray!’s ordinary shares. On December 31, 2007, the amount payable under these agreements was $6,000,000, out of which $710,000 was to be used by the selling shareholders for subscription of Hurray!’s shares at a price of $6.03 per share. In February 2008, the Company and the selling shareholders agreed to further amend the agreements to reduce the consideration payable to $1,000,000 and cancelled the option granted to the selling shareholders. The amount of $1,000,000 was paid in March 2008. The gain on reduction of $5,000,000 in the purchase liability was recognized as other operating income in the first quarter of 2008. The purchase price allocation has been finalized.

Total purchase price:
Cash consideration	$14,246,746
Fair value of share purchase right	124,918
Transaction costs	438,263

$14,809,927

		Amortization
		period
Purchase price allocation:
Cash and cash equivalents	$393,425
Accounts receivable	564,291
Other current assets	1,156,492
Acquired intangible assets:
Partnership agreement with China Mobile	418,826	4 years
Trademarks	147,456	20 years
Software	59,478	5 years
Website	21,065	4.5 years
WVAS license	9,913	4.5 years
Non-compete agreement	63,196	4 years
Game content	76,826	0.17 years
Goodwill allocated to WVAS segment	12,168,190	N/A
Property and equipment, net	25,289	3-5 years
Current liabilities	(191,214)
Non-current deferred tax liabilities	(103,306)

Total	$14,809,927

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

The final consideration payable by the Company and the respective ownership interests of the shareholders of Freeland Music were subject to adjustment based on the financial performance of Freeland Music in 2006. Subsequent to the acquisition, the Company and the Freeland group agreed to amend the terms of the agreements to extend the performance period to the 2007 financial year. If the actual net income of Freeland Music in that year exceeds $1,530,000 (RMB 12,000,000), the Company would contribute the full amount of the remaining purchase consideration as a capital injection into Freeland Music. If the actual net income is between $1,280,000 (RMB10,000,000) and $1,530,000, the Company would contribute 50% of the remaining purchase consideration, equal to $1,350,000, as a capital injection. As the actual net income of Freeland Music for 2007 was less than $1,280,000, the Company was not required to make any further capital injection. In 2008, the Company and the Freeland group again agreed to amend the terms of the agreements to extend the performance period to the end of the 2009 financial year. If the actual net income of Freeland Music in these two years exceeds $1,540,000 (RMB10,500,000), the Company would contribute no more than $940,000 in cash as a capital injection into Freeland Music or make additional payment of $375,000 in cash to the original selling shareholders. The purchase price allocation has been finalized.

Total purchase price:
Cash consideration	$4,320,000	(1)
Transaction costs	265,113

	$4,585,113

		Amortization
		period
Purchase price allocation:
Cash and cash equivalents	$47,722
Accounts receivable	43,568
Acquired intangible assets:
Artist contracts	1,406,890	5 years
Trademarks	215,932	8 years
Exclusive WVAS agreement	42,464	5 years
Exclusive copyright agreement	12,543	3 years
WVAS contracts	249,845	5 years
Copyright contracts	99,954	4 years
Goodwill allocated to recorded music segment	2,538,962	N/A
Property and equipment, net	14,540	3-5 years
Current liabilities	(57,469)
Non-current deferred tax liabilities	(29,838)

Total	$4,585,113

(1)	The initial consideration was $7,560,000 in cash, of which $5,400,000 was payable into Freeland Music as a capital injection to fund its operation. Since the Company owned 60% of total shares in Freeland, only the capital injection shared by minorities was treated as consideration.
4. DISCONTINUED OPERATIONS
In 2007, the Company signed an agreement to sell its software and systems integration (“SSI”) business unit, Hurray! Times, to a subsidiary of Taiwan Mobile, a shareholder of Hurray!. With this sale the Company was able to focus on its music and other entertainment services. The business was disposed on August 1, 2007, when the acquiring company took over the management and risks of this business. The consideration of the sale is approximately $4,816,837. Of the total consideration, $1,425,645 is contingent upon the receipt of the accounts receivable of the SSI business as of August 1, 2007. In addition, the Company is entitled to further payments if the performance of the business sold exceeds specified profit targets in 2007, 2008 and 2009. As the SSI business did not achieve the specified profit target for 2007 and 2008, no additional consideration was received in respect of these years.
Gains from disposal of the SSI are recognized based on payment to the Company by the purchaser of their collection of the accounts receivable. At December 31, 2008, approximately 79% of trade receivables for SSI business had been collected. Under the terms of the sale after that date any collections of the remaining balance of the trade receivables will not be refunded to the Company. In the first quarter of 2009, the Company received a further $221,899 in respect of amounts collected by the purchaser before December 31, 2008 and this has been recorded as a gain in 2009. By the end of April 2009, all of the consideration and trade receivables the Company is entitled from Taiwan Mobile had been collected.

A summary of the financial information for the discontinued operations as of December 31, 2008 and August 1, 2007 is set out below:

August 1,
2007
Unaudited
(in U.S. dollars)
Current assets of discontinued operations
Cash	$771,746
Accounts receivable, net of allowance	1,868,593
Prepaid expenses and other current assets	18,942
Amount due from related parties	4,918,631
Inventories	1,397

$7,579,309

Non-current assets of discontinued operations:
Property and equipment, net	49,842
Rental deposits	462

$50,304

Current liabilities of discontinued operations
Accounts payable	270,843
Accrued expenses and other current liabilities	605,739
Dividend payable	3,002,588

$3,879,170

	Year ended December 31,
	2008	2007	2006
	(in U.S. dollars)
Revenues	$—	$227,391	$1,177,053
Operating loss	—	(643,151)	(1,173,424)
Income taxes	—	178	(83,650)

Net loss from discontinued operations, net of tax	—	(612,170)	(836,448)
Gain from disposal of SSI	412,530	192,943	—

Total net income (loss) from discontinued operations	$412,530	$(419,227)	$(836,448)

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of:

	December 31,
	2008	2007
Staff advances and other receivables	$1,174,104	$690,005
Advances to suppliers	1,492,019	1,042,427
Prepaid expenses	1,406,157	632,893
Prepaid artist costs	98,043	754,725

	$4,170,323	$3,120,050

Prepaid artist costs mainly represented the prepayment for artists’ cost related to recorded music product.
6. PROPERTY AND EQUIPMENT, NET
Property and equipment, net, consist of:

	December 31,
	2008	2007
Furniture and office equipment	$3,066,923	$2,924,803
Motor vehicles	290,335	244,813
Telecommunications equipment	4,556,290	4,500,285
Leasehold improvements	663,307	1,132,946

	8,576,855	8,802,847

Less: accumulated depreciation and amortization	(7,596,795)	(7,166,758)

	$980,060	$1,636,089

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was $990,072, $1,269,203 and $1,580,005, respectively.
7. ACQUIRED INTANGIBLE ASSETS, NET

	December 31, 2008
	Gross carrying	Accumulated	Intangible assets	Net carrying
	amount	amortization	impairment	amount
WVAS Segment:
Amortizable intangible assets
WVAS licenses	$514,765	$397,440	$117,325	$—
Customer agreements with Telecom Operators	2,851,304	780,518	2,070,786	—
Non-compete agreement	989,375	355,590	633,785	—
Business transaction codes	196,995	164,163	32,832	—
Platform(1)	474,020	434,643	39,377	—
Software	95,273	95,273	—	—
Trademarks	174,423	9,690	164,733	—

	5,296,155	2,237,317	3,058,838	—

Recorded Music Segment:
Amortizable intangible assets
Artist contracts(2)	4,917,694	1,938,859	1,739,848	1,238,987
Copyrights	692,435	527,163	145,147	20,125
Exclusive WVAS agreements	584,873	52,465	214,000	318,408
Exclusive copyright agreements	12,543	11,497	1,046	—
VAS contracts	249,845	249,845	—	—
Non-compete agreement	135,506	8,117	65,000	62,389
Software	6,434	3,146	—	3,288
Trademarks	694,826	100,701	292,000	302,125

	7,294,156	2,891,793	2,457,041	1,945,322

	$12,590,311	$5,129,110	$5,515,879	$1,945,322

	December 31, 2007
	Gross carrying	Accumulated	Intangible assets	Net carrying
	amount	amortization	impairment	amount
WVAS Segment:
Amortizable intangible assets
WVAS licenses	$482,551	$332,564	$52,010	$97,977
Customer agreements with Telecom Operators	2,666,773	705,785	1,840,399	120,589
Non-compete agreement	925,344	323,870	566,648	34,826
Business transaction codes	184,246	138,185	—	46,061
Platform	443,343	280,399	36,828	126,116
Software	89,107	36,678	—	52,429
Trademarks	163,135	—	—	163,135

	4,954,499	1,817,481	2,495,885	641,133

Recorded Music Segment:
Amortizable intangible assets
Artist contracts	3,172,460	1,027,576	—	2,144,884
Producing cost	1,418,847	853,993	—	564,854
Copyrights	616,744	348,738	—	268,006
Exclusive WVAS agreements	584,872	16,986	—	567,886
Exclusive copyright agreements	12,543	8,362	—	4,181
Non-compete agreement	135,506	652	—	134,854
Software	6,018	1,739	—	4,279
Trademarks	694,826	53,983	—	640,843

	6,641,816	2,312,029	—	4,329,787

	$11,596,315	$4,129,510	$2,495,885	$4,970,920

(1)	The Platform represents the Wireless Application Protocol site owned by Hurray! Solutions and the SMS Platform owned by Hengji Weiye.

(2)	The carrying amount of artist contracts represents the payments for agency agreements with certain artists.
During the third quarter of 2008, we performed impairment testing for the music business due to the continued challenging business conditions and reduction in number of concerts and other music events because of the focus on the Olympic Games in Beijing. This resulted in a $2,460,467 write-down of the intangible assets, which was included in the general and administrative expenses.
The Company again performed impairment testing at December 31, 2008 and recorded a write-down of $390,247 for the intangible assets related to WVAS segment for the year ended December 31, 2008 included in operating expenses due to the continued operation losses.
In the second quarter of 2007, the mobile operators introduced various new policies that adversely impacted the Company’s wireless value-added business and introduced further uncertainties in the Company’s operating environment. By September 30, 2007, the market capitalization of Hurray! was lower than the Company’s net book value, which was an indicator of impairment. At that date the Company tested the carrying value of goodwill and acquired intangible assets and recorded an impairment of acquired intangible assets of $575,205. In view of the further decline of Hurray!’s market capitalization at December 31, 2007 and continued difficult operating conditions, the Company recorded a further impairment of acquired intangible assets of $1,905,048. The impairment charges of acquired intangibles are included in operating expenses according to their nature.
Assuming no subsequent impairment of the identified intangible assets recorded as of December 31, 2008, amortization expenses for the net carrying amount of intangible assets is expected to be as follows in future years. If the Company acquires additional intangible assets in the future, the operating expenses or cost of revenue will be increased by the amortization of those assets.

2009	$755,494
2010	473,247
2011	167,544
2012	76,160
2013 and later	472,877

$1,945,322

8. INVESTMENT IN EQUITY AFFILIATE
In April 2007, the Company acquired a 30% equity interest in Beijing New Run Entertainment Development Co., Ltd. (“New Run”), an independent record label in China, and it has been accounted for on the equity basis from April 1, 2007. The total acquisition cost is $2,483,277 in cash, including transaction costs. At December 31, 2008, the Company’s share of New Run Entertainment’s income since acquisition was $1,537.
The Company presents below summarized financial information in relation to New Run:

	As of December 31,
	2008	2007
	(unaudited)	(unaudited)
Current assets	$2,435,157	$1,706,961
Non-current assets	309,529	397,886

Total assets	$2,744,686	$2,104,847

Current liabilities	490,841	211,536
Non-current liabilities	—	—

Total liabilities	$490,841	$211,536

	Year ended December 31,
	2008	2007
	(unaudited)	(unaudited)

Revenue	$2,612,019	$1,419,969
Cost of sales	936,595	901,212

Gross profit	$1,675,424	$518,756

Net (loss) income	$225,438	$(209,441)

The Company regularly evaluates the impairment of the equity method investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. The Company recorded an other-than-temporary impairment charge totaling $1,870,897 during the third quarter of 2008. No impairment charges were recorded during the year ended December 31, 2007.
As of December 31, 2008, the book value of the investment in New Run is $824,579. The amount of the underlying equity in the net assets of New Run is $676,153. The difference between these two amounts of $148,426 is included in the book value and is not amortized.
9. GOODWILL

	Year ended December 31, 2008
	WVAS	Recorded Music	Total
Balance as of January 1,2007	$34,751,293	$4,870,201	$39,621,494

Effect of exchange rate changes	2,389,916	—	2,389,916
Goodwill arising from acquisitions during the year	2,134,375	253,705	2,388,080
Goodwill impairment	(38,778,584)	—	(38,778,584)

Balance as of December 31, 2007	497,000	5,123,906	5,620,906

Effect of exchange rate changes	(58,790)	—	(58,790)
Goodwill arising from additional payments for acquisitions made in prior years	80,504	189,255	269,759
Goodwill impairment	(518,714)	(2,156,497)	(2,675,211)

Balance as of December 31, 2008	$—	$3,156,664	$3,156,664

SFAS No. 142 requires that the goodwill impairment assessment be performed at the reporting unit level. Due to the continued challenging business conditions and reduction in number of concerts and other music events because of the focus on the Olympic Games in Beijing, coupled with the decline in the market price of the Company’s common stock, the Company performed a goodwill impairment test in the third quarter of 2008 and determined that the goodwill allocated to recorded music segment was impaired, thus necessitating a charge of $1,710,000. The Company re-evaluated the goodwill impairment at its annual goodwill impairment test at December 31, 2008 and recorded a further impairment charge of $446,497 related to goodwill allocated to recorded music segment. During the annual goodwill impairment test at December 31, 2008, the Company determined that its WVAS segment was impaired due to the continued operation losses, thus necessitating a charge of $518,714.
The Company estimated the fair values of the reporting units primarily using the income approach valuation methodology that includes the discounted cash flow method, taking into consideration the market approach and certain market multiples as a validation of the values derived using the discounted cash flow methodology. The discounted cash flows for each reporting unit were based on discrete five year financial forecasts developed by management for planning purposes. The value beyond the five-year discrete forecast was estimated using a terminal value calculation, which incorporated historical and forecasted financial trends for each reporting unit and considered long-term earnings growth rates for publicly traded peer companies. Specifically, the income approach valuations included reporting unit cash flow discount rate at approximately 19% and 21.5%. Publicly available information regarding the market capitalization of the Company was also considered in assessing the reasonableness of the cumulative fair values of our reporting units estimated using the discounted cash flow methodology.
In the second quarter of 2007, the mobile operators introduced various new policies that adversely impacted the Company’s wireless value-added business and introduced further uncertainties in the Company’s operating environment. By September 30, 2007, the market capitalization of Hurray! was lower than the Company’s net book value, which was an indicator of impairment. At that date the Company tested the carrying value of goodwill and acquired intangible assets and recorded a goodwill impairment charge of $9,613,953. In view of the further decline of Hurray!’s market capitalization at December 31, 2007 and continued difficult operating conditions, the Company recorded an additional goodwill impairment charge of $29,164,630.
10. PREPAID ACQUISITION COST
In September 2008, the Company entered into a definitive agreement to acquire, through Hurray! Media, a controlling stake in Seed Music Group Limited (“Seed Music”), a Taiwan based company that focuses on artist development, music production and offline music distribution in the Asia Pacific, especially in China. The Company paid $1,907,400 to the selling shareholders of Seed Music in 2008. The acquisition was completed and the Company began to consolidate Seed Music into financial statements on January 1, 2009. Such payment was recorded as prepaid acquisition cost.
Concurrent with this transaction, the Company subscribed for an additional 7,813 shares, representing a 13.5% ownership interest, from Seed Music for $600,038 in 2008. Such payment was recorded as an investment at cost. The Company’s total ownership in Seed Music is 61.08% after the closing of the acquisition and subscription of Seed Music shares.

There are further contingent payments according to the agreements based on Seed Music’s operating performance. The contingent payments will be paid in cash if Seed Music exceeds the performance target. If not, the selling holders are obligated to transfer certain shares or make cash payments to the Company. Such contingent payments are recorded as contingent consideration. In addition, the non-controlling interests have options to sell their shares to the Company at a price based on a formula which includes Seed’s operating performance. Therefore from the date of consolidation the non-controlling interests are presented as redeemable non-controlling interests on the balance sheet and such amount will be accreted to the redemption value if the redemption is probable. The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Total purchase price:
Cash consideration	$1,907,400
Carrying value of the Company’s investment at cost	600,038
Variable (contingent payable net receivable )	352,217

		Amortization
		period
Aggregate purchase price allocation -Seed Music:

Cash and cash equivalents	$1,034,308
Inventory	53,504
Other current assets	891,723

Acquired intangible assets:
Artist management contract	1,717,846	7.1~9.0 years
Trademarks	1,569,808	20 years
Copyright for songs	5,863	0.4 years
Non-compete contract	183,218	4.5 years
Goodwill (allocated to music segment)	1,710,312	N/A
Property and equipment, net	50,084	3-5 years
Other assets	876,737
Current liabilities	(2,216,292)
Non-current deferred tax liability	(869,184)
Other non-current liabilities	(578,464)
Non-controlling interest in Seed Music	(1,569,808)

Total	$2,859,655

11. SHORT-TERM BORROWINGS
Interest expense and the average interest rate for 2007 and 2006 were $179,062, and 3.875%, and $44,765 and 3.875%, respectively. Interest expense in 2007 represents the imputed interest on the amount payable on the balance owed for the acquisition of Shanghai Magma.
12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of:

	December 31,
	2008	2007
Accrued payroll	$157,714	$406,608
Value-added tax payable	104,435	177,556
Other accrued expenses	1,494,616	1,231,384
Accrued welfare benefits	165,402	119,957
Business tax payable	955,901	857,062
Other taxes payable	140,135	113,833

	$3,018,203	$2,906,400

13. RELATED PARTY TRANSACTIONS AND BALANCES
As part of the acquisition agreements for the purchase of the equity interests in Huayi Brothers Music, Freeland Music and New Run Entertainment, the Company agreed to use the existing distribution and CD manufacturing operations, where appropriate, owned by the other shareholders, or their related parties, of these companies. In addition these parties may use the music or artists of these companies and make royalty and other payments to Huayi Brothers Music, Freeland Music or New Run Entertainment. These agreements are for duration of one year but may be extended by the mutual agreement of both parties. During 2008 and 2007 the Company recognized revenues of $566,544 and $645,134, respectively, and had expenses of $104,281 and $96,725, respectively, under these agreements. In 2006 prior to the acquisition of the interest in New Run Entertainment, Huayi Brothers Music acquired copyrights from that company amounting to $175,783. In the fourth quarter of 2008 Freeland Music advanced $162,721 to its minority shareholder on an interest free basis. As of March 31, 2009, the balance was cleared. At December 31, 2008 and 2007, the amounts payable to and receivable from related parties represent the outstanding amounts arising from such transactions.

14. FOREIGN EXCHANGE LOSS
We recorded a foreign exchange loss of $4.5 million, arising from the drop in the value of the Euro against the United States Dollar in the third quarter of 2008. Earlier in the year we converted a substantial part of our dollar cash balances into Euro term deposits to improve yield as well as to protect against further dollar weakening. The recent highly volatile markets have seen the dollar strengthen as investors and financial institutions de-leveraged and we recorded a further exchange loss in the fourth quarter of $4.5 million. Currently we hold all non-Renminbi cash in United States dollars.
15. INCOME TAXES
The Company is a tax exempted company incorporated in the Cayman Islands.
The subsidiaries incorporated in the PRC are generally subject to a corporate income tax rate of 33% prior to January 1, 2008 or 25% post that date except for those subsidiaries that enjoy tax holidays or preferential tax treatment, as discussed below.
Effective from January 1, 2008, a new Enterprise Income Tax Law, or the New EIT Law combines the previous income tax laws for foreign invested and domestic invested enterprises in China by adopting a unified tax rate of 25% for most enterprises. Certain qualified high and new technology enterprises met the definition of “qualified high and new technology enterprise” strongly supported by the state could benefit from a preferential tax rate of 15%
The Company conducts substantially all its business through its PRC subsidiaries and VIEs. They are generally subject to the New EIT Law at a statutory rate of 25%. Four of these subsidiaries and VIEs are qualified as high technology enterprises in accordance with the New EIT Law and they are subject to a preferential tax rate of 15%. Three out of these four qualified high technology enterprises are also entitled to a 50% reduction in tax rate according to the previous treatment and transitional rules. While the high and new technology enterprise certificates are valid for three years, the Company believes based on currently available information that the Company will be able to reapply successfully for the renewal of the current certificates as the Company believes the Company will continue to meet the published criteria. Accordingly, these four entities have used the reduced applicable tax rate in calculations of deferred tax balances for the foreseeable future.
The companies acquired in 2007, Saiyu and Henan Yinshan continued to be entitled to an Enterprise Income Tax rate of 25% of the calculated taxable income, which is based on 10% of the revenues. Qualified new cultural enterprises, Huayi Brothers Broker, Hurray! Freeland Culture and Secular Bird, are also entitled to a tax exemption in 2008.

These preferential tax arrangements will expire at various dates between 2008 and 2010. In 2006 a number of VIEs became subject to a higher tax rate as tax exemptions expired or were reduced. The aggregate dollar and per share effect of the tax holidays in 2008, 2007 and 2006 were $1,773,897, $1,904,064 and $2,218,713 and $0.0008, $0.0009 and $0.0010 per share, respectively. A summary of the tax concessions available to the PRC entities for the year ended December 31, 2008 is as follows:

	Chinese	Concession from	Year of
	income tax	Chinese Statutory	commencement
PRC Entities	rate	income tax	of tax holiday
	(%)
Beijing Hurray Times	25	None	N/A
Beijing Hand-in-Hand Media Technology Co., Ltd.	25	None	N/A
Shanghai Fuming information technology Co., Ltd.	25	None	N/A
Hurray! Solutions Ltd.	15	qualified high and new technology enterprise	2008
Beijing Enterprise Network Technology Co., Ltd.	7.5	qualified high and new technology enterprise, 50% tax relief in 2008	2003
Hengji Weiye	25	None	N/A
Beijing Hutong	7.5	qualified high and new technology enterprise, 50% tax relief in 2008	2004
Beijing Palmsky Technology Co., Ltd.	7.5	qualified high and new technology enterprise, 50% tax relief in 2008	2004
Henan Yinshan	25	None	N/A
Shanghai Magma	25	None	N/A
Saiyu	25	None	N/A
Beijing WVAS Solutions Ltd.	25	None	N/A
Hurray! Digital Media	25	None	N/A
Huayi Brothers Music	25	None	N/A
Beijing Huayi Brothers Music Broker Co., Ltd.	0	qualified new cultural enterprise exempt in 2008	2007
Freeland Music	25	None	N/A
Beijing Hurray! Freeland Culture Development Co., Ltd.	0	qualified new cultural enterprise exempt in 2008	2007
Beijing Fly Songs	25	None	N/A
Secular Bird	0	qualified new cultural enterprise exempt in 2008	2007
Provision (credit) for income taxes consists of:

	Year ended December 31,
	2008	2007	2006
Current	$298,579	$576,774	$685,597
Deferred	187,671	(759,144)	(480,617)

	$486,250	$(182,370)	$204,980

The principal components of the deferred tax assets are as follows:

	December 31,
	2008	2007
Deferred tax assets:
Cost and expenses accruals	$363,330	$748,049

Current deferred tax assets	$363,330	$748,049

Depreciation and amortization	$330,035	$347,877
Net operating loss carry forwards	2,690,142	1,051,308
Less: valuation allowance	(2,541,258)	(749,094)

Non-current deferred tax assets	$478,919	$650,091

Deferred tax liabilities:
Revenue recognition	$(497,283)	$(416,835)

Current deferred tax liabilities	$(497,283)	$(416,835)

Intangible assets	$(292,194)	$(844,610)

Non-current deferred tax liabilities	$(292,194)	$(844,610)

A reconciliation between statutory income tax rate and the Company’s effective tax rate is as follows:

	Year Ended December 31,
	2008	2007	2006
Statutory tax rate	25.0%	33.0%	33.0%
Effect of tax holidays	10.1%	0.3%	(34.2)%
Non-deductible expenses	(19.9%)	(38.3%)	11.9%
Non-taxable income	15.9%	45.0%	(9.0)%
Change in enterprise income tax rate	0.0%	(8.6%)	—
Change in valuation allowance	(37.3%)	(13.8%)	0.2%
Impairment loss on intangibles	(6.8%)	(9.2%)	—

Effective tax rate	(13.0%)	8.4%	1.9%

At December 31, 2008, tax loss carry forwards amounted to approximately $14.2 million, which will expire by various years through 2013. The Company determines whether or not a valuation allowance is required at the level of each taxable entity. A valuation allowance of $2,541,258 and $749,094 has been established as of December 31, 2008 and 2007, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax asset will not be realized in the foreseeable future.
In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not result in a cumulative adjustment on January 1, 2007 and had no significant impact on the Company’s accounting for income taxes for the year ended December 31, 2007 and 2008. The Company did not incur any interest or penalties related to potential underpaid income tax expenses, and also does not expect to have a significant increase or decrease in the unrecognized tax benefits within 12 months from December 31, 2008.
The Company is subject to taxation in PRC and other tax jurisdictions. There is no ongoing examination by taxing authorities at this time. The Company’s various tax years from 2003 to 2008 remain open in various taxing jurisdictions.
The EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income legal entities organized outside China earned to be subject to China’s 25% EIT. The implementation Rules to EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. resides within China. Pursuant to the additional guidance released by Chinese government on April 22, 2009, management does not believe that the legal entities organized outside China should be characterized as China tax residents for EIT Law purposes.
Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to the overseas holding companies by the PRC subsidiaries, were exempt from PRC withholding tax. Under the EIT Law and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Aggregate undistributed earnings of the Hurray!’s subsidiaries, located in the PRC that are available for distribution to the Company at December 31, 2008 are considered to be indefinitely reinvested under APB opinion No. 23, “inside basis differences within foreign subsidiaries and foreign corporate joint ventures” because the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. The Chinese tax authorities have also clarified that distributions made out of retained earnings accumulated prior to January 1, 2008 are not subject to the withholding tax.
16. SHAREHOLDERS’ EQUITY
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
17. STOCK PLANS
Stock option
Hurray!’s 2004 stock option plans (the “Plans”) allow the Company to offer incentive awards to employees, directors, consultants or external service advisors of the Company. Under the terms of the Plans, options are generally granted at prices equal to or greater than the fair market value on the grant date, expire 10 years from the date of grant, and generally vest over 3-4 years.
Stock options under these plans were all granted prior to 2006 and as of January 1, 2006 all granted stock options vested. There were 47,367,700 and 74,266,200 options outstanding as of December 31, 2008 and 2007, respectively. No stock options have been granted since January 1, 2006. As of December 31, 2008 and 2007, 180,115,900 and 137,930,600 ordinary shares were available for future grants, respectively.
A summary of the stock option activity is as follows:

	Ordinary shares
		Weighted average
	Number of options	exercise price
Options outstanding at January 1, 2006	99,573,700	$0.088
Exercised	(3,582,200)	$0.037
Forfeited	(15,484,900)	$0.109

Options outstanding at December 31, 2006	80,506,600	$0.085
Exercised	(653,400)	$0.027
Forfeited	(5,587,000)	$0.106

Options outstanding at December 31, 2007	74,266,200	$0.084
Exercised	(60,000)	$0.025
Forfeited	(26,838,500)	$0.094

Options outstanding at December 31, 2008	47,367,700	$0.080

The following table summarizes information with respect to stock options outstanding at December 31, 2008(all outstanding options are exercisable):

	Options outstanding
		Weighted
		average
		remaining	Weighted average exercise
Exercise Prices	Number outstanding	contractual life	price	Aggregated Intrinsic value
Ordinary shares:
$0.0250	9,864,700	3.75	$0.03	$246,618
$0.0705	16,433,000	4.5	$0.07	$1,158,527
$0.1170	15,354,000	5	$0.12	$1,796,418
$0.1405	350,000	5.25	$0.14	$49,175
$0.1025	5,366,000	6	$0.10	$550,015

Total	47,367,700			$3,800,753

Non-vested shares
Since 2006, the Company has granted restricted purchase share awards, in lieu of stock options, under Hurray!’s 2004 Share Incentive Plan (the “2004 Plan”) to certain officers and senior management.
On February 7, 2006, Hurray! granted 33,000,000 non-vested stock units to its employees pursuant to the 2004 Plan at offering price of par value which resulted in stock-based compensation expense of $1.6 million to be recognized over the applicable vesting period. The non-vested stock units vest on an annual basis equally over three years.
On June 20, 2006, Hurray! granted 7,500,000 non-vested stock units to its employees at offering price of par value which resulted in stock-based compensation expense of $0.3 million to be recognized over the applicable vesting period. The non-vested stock units vest on an annual basis equally over 34 months.
On March 14, 2007, Hurray! granted 20,000,000 non-vested stock units to its employees at offering price of par value which resulted in stock-based compensation expense of $0.61 million to be recognized over the applicable vesting period. The non-vested stock units vest on an annual basis equally over three years.
On November 23, 2007, Hurray! granted 19,500,000 non-vested stock units to its employees at offering price of par value which resulted in stock-based compensation expense of $0.36 million to be recognized over the applicable vesting period. The non-vested stock units vest on an annual basis equally over three years.
A summary of non-vested shares’ activity is as follows:

Non-vested shares
Outstanding
Non-vested stock units outstanding at January 1, 2006	—
Granted	40,500,000
Forfeited	(8,666,700)

Non-vested stock units outstanding at December 31, 2006	31,833,300
Granted	39,500,000
Forfeited	(10,400,200)
Vested	(11,099,300)

Non-vested stock units outstanding at December 31, 2007	49,833,800

Forfeited	(17,834,200)
Vested	(18,499,300)

Non-vested stock units outstanding at December 31, 2008	13,500,300

The following table summarizes information with respect to non-vested shares outstanding at December 31, 2008:

	Non-vested shares outstanding
	Number	Aggregate
	outstanding	intrinsic value
Grant date
February 7, 2006	2,834,200	$214,832

November 23, 2007	10,666,100	333,849

Total	13,500,300	$548,681

The weighted average fair value per share of the non-vested shares awarded in 2008 was $0.04, calculated based on the fair market value of the underlying stock on the respective grant dates. The terms of the issue of the non-vested shares do not require the employees to make any payments. The Company recorded share-based compensation expenses of $945,282, $442,975 and $543,557 for the years ended December 31, 2008, 2007 and 2006 respectively. The amount of unvested stock-based compensation currently estimated to be expensed from 2009 through 2010 related to unvested share-based payment awards at December 31, 2008 is $368,325. This amount will be recognized as presented by the following table.

2009	$223,709
2010	144,616

$368,325

That cost is expected to be recognized over a weighted-average period of 1.52 years. The Company recognizes the compensation costs net of a forfeiture rate and recognizes the compensation costs for those options and non-vested shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.
18. SEGMENT INFORMATION
The Company follows the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, which establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.
The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company operates and manages two principal operating segments, wireless value-added services (“WVAS”) and recorded music. The wireless value-added services are delivered through the 2.5G mobile networks, which comprise Wireless Application Protocol (“WAP”) services, Multimedia Messaging Services (“MMS”), Java™ services, and WEB, and through 2G technology platforms, which comprise Short Messaging Services (“SMS”), Interactive Voice Response services (“IVR”), and Color Ring Back Tones (“CRBT”). Recorded music services are delivered through the Company’s majority-controlled music companies and their parent company, Hurray Digital Media, which contracts with music artists and composers to perform and produce music. Corporate assets are related to the bank balance of overseas companies that are not directly attributable to the other reportable segments. The Company uses gross profit as the measure of each reportable segment. Expenses are not allocated to each segment.
The financial information for each business segment reflects that information which is specifically identifiable or which is allocated based on an internal allocation method. Selected financial information by operating segment is as follow:

	December 31,
	2008	2007
Assets
WVAS	$28,952,925	$30,285,978
Recorded music	16,977,258	21,718,157
Reconciling amounts	42,394,219	53,589,589

Total assets	$88,324,402	$105,593,724

Reconciling assets :
Corporate assets	$42,394,219	$53,589,589

Investment in equity method investee	$824,579	$2,420,522

	Year ended December 31,
	2008	2007	2006
Total expenditures for additions to long-lived assets
WVAS	$228,431	$755,921	$712,363
Recorded music	120,802	107,682	244,609

Total capital expenditure	$349,233	$863,603	$956,972

	Year ended December 31,
	2008	2007	2006
Revenues
WVAS	$42,671,588	$50,038,014	$62,512,483
Recorded music	11,286,812	10,488,613	6,203,418

Total revenue	$53,958,400	$60,526,627	$68,715,901

Cost of revenues
WVAS	$32,839,642	$36,394,300	$40,672,113
Recorded music	6,729,725	6,232,728	3,553,144

Total cost of revenues	$39,569,367	$42,627,028	$44,225,257

Gross profit
WVAS	$9,831,946	$13,643,714	$21,840,370
Recorded music	4,557,087	4,255,885	2,650,274

Total gross profit	$14,389,033	$17,899,599	$24,490,644

Revenues from WVAS segment by product and service are shown in the table below:

	Year ended December 31,
	2008	2007	2006
Revenues
SMS	$13,319,011	$10,948,524	$17,088,669
IVR	12,207,136	17,325,223	10,830,530
RBT	4,960,624	3,719,470	3,379,643

2G revenues	$30,486,771	$31,993,217	$31,298,842

WAP	7,434,197	12,530,200	21,534,724
MMS	1,355,441	1,313,397	4,011,527
JAVA	2,244,010	1,399,193	4,400,083
WEB	218,810	2,029,298	1,267,307

2.5G revenues	$11,252,458	$17,272,088	$31,213,641

Other revenues	932,359	772,709	—

Total WVAS revenue	$42,671,588	$50,038,014	$62,512,483

Recorded music revenue	11,286,812	10,488,613	6,203,418

Total revenues	$53,958,400	$60,526,627	$68,715,901

For recorded music revenue, the Company cannot break down the revenue by service or product line without undue costs.

Geographic Information
The Company operates in the PRC and all of the Company’s long-lived assets are located in the PRC.
19. (LOSS) INCOME PER SHARE
The following table sets forth the computation of basic and diluted net (loss) income per share:

	Year ended December 31,
	2008	2007	2006
Net (loss) income from continuing operations (numerator), basic and diluted	$(12,365,126)	$(41,530,968)	$6,640,393
Net income (loss) from discontinued operations, net of tax (numerator), basic and diluted	412,530	(419,227)	(836,448)
Net (loss) income (numerator), basic and diluted	$(11,952,596)	$(41,950,195)	$5,803,945

Weighted average shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	2,185,615,129	2,172,208,190	2,189,748,563
Dilutive effect of non-vested shares, stock options and warrants	—	—	19,010,073

Weighted average ordinary shares outstanding used in computing diluted income per share	2,185,615,129	2,172,208,190	2,208,758,636

Net (loss) income from continuing operations per share, basic and diluted	$(0.01)	$(0.02)	$0.00
Net income (loss) from discontinued operations per share, basic and diluted	(0.00)	(0.00)	(0.00)

Net (loss) income per share, basic and diluted	$(0.01)	$(0.02)	$0.00

Ordinary share equivalents are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options, warrants and non-vested shares are used to repurchase outstanding ordinary shares using the average fair value for the period.
The Company had a weighted-average of 47,539,004, 63,931,948 and 71,626,000 ordinary share options outstanding during the years ended December 31, 2008, 2007 and 2006, respectively, which were excluded in the computation of diluted income per share, as their effect would have been antidilutive, as their exercise prices were above the average market values in such periods.
20. CONCENTRATIONS
(a) Dependence on Telecom Operators
The revenues of the Company are substantially derived from network service agreements with the Telecom Operators. These companies are entitled to a service and network fee for the transmission of wireless value-added services as well as for the billing and collection of services. If the contractual relationships with one or more of the Telecom Operators in the PRC are terminated or scaled-back, or if these companies alter the network service agreements in a way that is adverse to the Company, the Company’s wireless value-added service business would be adversely affected.
Revenues generated from the mobile phone customers through China Unicom and China Mobile, the principal operators that the Company dealt with during 2006, 2007 and 2008, were as follows:

	Year ended December 31,
	2008		2007		2006
	Revenues	%	Revenues	%	Revenues	%
China Unicom	$10,775,358	20%	$12,789,026	21%	$21,144,096	31%
China Mobile	24,352,344	45%	29,921,502	49%	36,756,895	53%

Accounts receivable due from the mobile phone customers through China Mobile and China Unicom were as follows:

	December 31
	2008		2007
	Accounts receivable	%	Accounts receivable	%
China Unicom	$2,632,764	21%	$5,289,178	36%
China Mobile	5,458,929	43%	4,699,399	32%
(b) Credit risk
The Company depends on the billing systems of the Telecom Operators to charge the mobile phone customers through mobile phone bills and to collect payments from customers for WVAS business. Recorded music services are delivered through the Company’s majority-controlled music companies, which contracts with music artists and composers to perform and produce music and collects receivables from music customers. The Company generally does not require collateral for its accounts receivable. The movements of the allowance for doubtful accounts were as follows:
Movement of allowance for doubtful accounts

	Year ended December 31,
	2008	2007

Balance at beginning of the period	$699,525	$284,402
Provisions	1,087,565	661,504
Reversed	(190,860)	(233,057)
Written off	(770,204)	(13,324)

Balance at the end of the period	$826,026	$699,525

21. MAINLAND CHINA CONTRIBUTION PLAN AND STATUTORY RESERVE
Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total provisions for such employee benefits were $2,157,825, $2,434,409 and $2,396,079 for the years ended December 31, 2008, 2007 and 2006, respectively.
PRC legal restrictions permit payments of dividends by PRC companies only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Prior to payment of dividends, pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company’s subsidiaries and VIEs in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserve funds include (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under generally accepted accounting principles in the PRC at each year-end); the other fund appropriations are at the Company’s discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. Certain of the Company’s PRC subsidiaries and VIEs reversed the general reserve fund of $4,711,525 for the year ended December 31, 2008 to make up for the accumulated deficit as permitted by the PRC law, and made appropriations to the general reserve fund of $841,788 and $374,004 for the years ended December 31, 2007 and 2006, respectively. The PRC subsidiaries and VIEs elected not to make any appropriations to the enterprise expansion fund and staff bonus and welfare fund in any of the periods presented. As a result of these PRC laws and regulations, the PRC subsidiaries and VIEs are restricted from transferring a portion of their net assets to the Company. Restricted net assets were approximately $79.1 million and $75.6 million, as of December 31, 2008 and 2007, respectively. Accordingly, the Company has included Schedule 1 in accordance with Regulation S-X promulgated by the United States Securities and Exchange Commission.

22. COMMITMENTS AND CONTINGENCIES
Operating leases as lessee
The Company leases certain office premises under non-cancelable leases, of which the principal one expires in 2009. Rent expense under operating leases for 2008, 2007 and 2006 was $1,931,102, $1,862,610 and $1,455,640, respectively.
Future minimum lease payments under non-cancelable operating lease agreements were as follows:

December 31,
2009	$1,452,183
2010	96,852
2011	18,756

Total	$1,567,791

Artist contracts
Huayi Brothers Music, Secular Bird and Freeland Music have non-cancelable agency agreements with certain artists that provide for minimum payments. Future minimum payments were as follows:

December 31,
2009	$1,670,944
2010	703,555
2011	703,555

Total	$3,078,054

Contingent considerations for business acquisitions
In connection with the acquisition of Freeland Music, other than the initial consideration of $7,560,000 in cash, the Company agreed to contribute up to $940,000 in cash as a capital injection into Freeland Music, or make additional payment of $375,000 to the original selling shareholders in cash, or decrease the Company’s share percentage in Freeland Music from 60% to 56%, at the selling shareholders’ option, contingent upon the attainment of specific earnings objectives for the twelve-month period ending December 31, 2009.
In connection with the acquisition of Secular Bird and Beijing Hurray! Fly Songs, other than the initial consideration of $576,066 in cash, the Company agreed to make capital injections of up to $626,287 into Secular Bird and make additional payment of up to $223,346 to the original selling shareholders, contingent upon the attainment of specific earnings objectives for the twelve-month period ending August 2009.
23. SUBSEQUENT EVENTS
Restructuring plan
In May 2009, the Company reduced the work force of our WVAS and digital music businesses by approximately one-third, and have recorded an expense of $0.3 million in severance costs. This review is ongoing, and there can be no assurance that the Company will be successful in returning to profitability.
Shanda to Purchase Majority Share Stake of the Company
On June 8, 2009, the Company entered into a tender offer agreement with Shanda Interactive Entertainment Limited (“Shanda”) under which Shanda, through a wholly-owned subsidiary, commenced a tender offer on June 16, 2009 to acquire 51% of the Company’s total outstanding ordinary shares on a fully diluted basis (including shares represented by our ADSs) at a price of US$0.04 per ordinary share (or US$4.00 per ADS). On June 16, 2009, the Company received the offer to purchase from Shanda and the related letters of transmittal. The tender offer will remain open for at least 20 business days and will expire on July 15, 2009 at 12:01 a.m., New York City time, unless extended.

HURRAY! HOLDING CO., LTD.
ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In U.S. dollars)

	December 31,
	2008	2007
	(in U.S. dollars, except share data)
Assets
Current assets:
Cash	$39,519,423	$49,061,529
Prepaid expenses and other current assets	168,233	224,297

Total current assets	39,687,656	49,285,826
Receivable on disposal of subsidiary	46,860	4,151,400
Prepaid investment cost	1,907,400	—
Investment at cost	600,038	—
Investments in subsidiaries and variable interest entities	35,131,851	39,681,837
Investment in equity affiliate	150,000	150,000

Total assets	77,523,805	93,269,063

Liabilities and shareholders’ equity
Current liabilities:
Accrued expenses and other current liabilities	272,844	595,648
Amounts due to subsidiaries and variable interest entities	341,676	530,756
Acquisitions payable	—	6,560,000

Total current liabilities	614,520	7,686,404

Shareholders’ equity:
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; 2,193,343,740 and 2,174,784,440 shares issued and outstanding as of December 31, 2008, and 2007, respectively)	109,617	108,689
Additional paid-in capital	75,012,693	74,066,839
Statutory reserve	1,791,324	6,502,849
Accumulated deficit	(9,991,663)	(2,750,592)
Accumulated other comprehensive income	9,987,314	7,654,874

Total shareholders’ equity	76,909,285	85,582,659

Total liabilities and shareholders’ equity	$77,523,805	$93,269,063

HURRAY! HOLDING CO., LTD.
ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENT OF OPERATIONS
(In U.S. dollars)

	Year ended December 31,
	2008	2007	2006
	(in U.S. dollars, except share data)
Operating expenses
Product development (represents stock-based compensation expense of $40,102, $921 and $79,587 for the years ended December 31, 2008, 2007 and 2006, respectively)	$105,283	$9,385	$79,587
Selling and marketing (including stock-based compensation expense of $621,094, $286,885 and $346,456 for the years ended December 31, 2008, 2007 and 2006, respectively)	622,846	286,885	346,211
General and administrative (including stock-based compensation expense of $284,086, $155,169 and $117,514 for the years ended December 31, 2008, 2007 and 2006, respectively)	1,666,532	2,440,417	1,757,720

Total operating expenses	2,394,661	2,736,687	2,183,518

Loss from operations	(2,394,661)	(2,736,687)	(2,183,518)
Interest income	1,429,837	2,082,629	2,372,585
Interest expense	—	(179,062)	(44,765)
Other income, net	5,000,000	105,485	—
Foreign exchange loss	(8,990,067)	—	—
Gain from disposal of subsidiary	412,530	192,943	—
Equity in earnings (loss) of subsidiaries, variable interest entities and affiliate	(7,410,235)	(41,415,503)	5,659,643

Net (loss) income	$(11,952,596)	$(41,950,195)	$5,803,945

HURRAY! HOLDING CO., LTD.
ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Year ended December 31,
	2008	2007	2006
	(in U.S. dollars)
Cash flows from operating activities:
Net (loss) income	$(11,952,596)	$(41,950,195)	$5,803,945
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Stock-based compensation expense	945,282	442,975	543,557
Equity in (losses) earnings of subsidiaries, variable interest entities and affiliate	7,410,235	41,415,503	(5,659,643)
Gain from disposal of subsidiary	(412,530)	(192,943)	—
Receivable from disposal of subsidiary (net of cash disposed of $771,570)	—	(3,186,887)	—
Gain on reduction of acquisition payable	(5,000,000)	—	—
Changes in assets and liabilities:
Prepaid expenses and other current assets	56,064	226,001	(19,649)
Amounts due from subsidiaries and variable interest entities	—	5,843,380	792,290
Accrued expenses and other current liabilities	(322,804)	403,512	(243,793)
Amounts due to subsidiaries and variable interest entities	(189,080)	530,756	(1,243,090)
Payroll withholding taxes payable	—	—	(504,945)

Net cash (used in) provided by operating activities	(9,465,429)	3,532,102	(531,328)

Investing activities:
Payments related to acquisitions consummated	(1,987,930)	(2,833,658)	(7,475,860)
Payments related to acquisitions not yet consummated	(1,907,400)	—	—
Proceeds from disposal of subsidiary	4,517,070	—	—
Investment in cost affiliate	(600,038)	—	—
Purchase of equity affiliate	—	(150,000)	—

Net cash provided by (used in) investing activities	21,702	(2,983,658)	(7,475,860)

Financing activities:
Proceeds from exercise of stock options	1,500	16,334	95,472
Proceeds from the issuance of ordinary shares	—	—	540,000
Payment to repurchase ordinary shares	—	—	(5,034,748)

Net cash provided by (used in) financing activities	1,500	16,334	(4,399,276)

Net (decrease) increase in cash and cash equivalents	(9,442,227)	564,778	(12,406,464)
Effect of change in exchange rate	(99,879)	—	—
Cash and cash equivalents, beginning of year	49,061,529	48,496,751	60,903,215

Cash and cash equivalents, end of year	$39,519,423	$49,061,529	$48,496,751

Note
Basis for Preparation
The Financial Information of the Parent Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company has used the equity method to account for its investment in its subsidiaries and its variable interest entities.

EXHIBIT INDEX

Exhibit
Number	Document

4.70	Translation of Cooperation Agreement on Monternet WAP Services between China Mobile Communications Group Corporation and Beijing Enterprise Network Technology Co., Ltd. dated June 18, 2008.

4.71	Translation of Mobile Value-added Service (WAP1.2) Cooperation Agreement between China Telecommunications Corporation and Beijing Hengji Weiye Electronic Commerce Co., Ltd. dated October 1, 2008.

4.72	Investment and Shareholders’ Agreement between, among others, Seed Music Group Limited and Hurray! Music Holding Co., Ltd. dated September 24, 2008.

4.73
Translation of Supplemental Agreement of Asset, Business and Personnel Transfer Agreement between Beijing Secular Bird Culture and Art Development Centre and Guangzhou Secular Bird Culture Communication Co., Ltd. dated August 2008.

4.74	Translation of Supplemental Agreement between Hurray! Digital Media Technology Co., Ltd. and Beijing Secular Bird Culture and Art Development Centre dated August 2008.

4.75	Translation of Supplemental Agreement among Seed Music Group Limited, Hurray! Media Holding Co., Ltd., Tien, Ting-Feng, and Huang, Tien-Zan dated 2009.

4.76
Translation of Supplemental Agreement among Hurray! Media Technologies Co., Ltd., Xiongbing Zhong, Guangdong Freeland Movie and Television Production Co., Ltd., Beijing Shiji Freeland Movie and Television Distribution Co., Ltd., Shanghai Hai Le Audio and Video Distribution Co., Ltd., and Hongkong Freeland Movie Industry Group Co., Ltd. dated 2008.

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