Form 20-F
period 2009-12-31
Hurray! Holding Co., Ltd.
filed 2010-04-30
CIK 1294435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
11/F, China Railway Construction Tower
No. 20 Shijingshan Road
Shijingshan District
Beijing 100131, People’s Republic of China
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
NONE
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,200,194,040 ordinary shares, par value US$0.00005 per share.
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

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

INTRODUCTION
Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:
•	“ADSs” refers to our American depositary shares, each of which represents 100 ordinary shares;
•	“$,” “US$” and “U.S. dollars” refer to the legal currency of the United States;
•	“China” and the “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;
•	“Hurray! Holding Co., Ltd.” refers to HURRAY! HOLDING CO., LTD.
•	“ordinary shares” refers to our ordinary shares, par value US$0.00005 per share;
•	“RMB” and “Renminbi” refer to the legal currency of China;
•	“telecom operators” refer to China Mobile, China Unicom and China Telecom, the three principal telecommunication network operators in China; and
•	“we,” “us,” “our company” and “our” refer to Hurray! Holding Co., Ltd. and its subsidiaries, affiliates and predecessor entities.
This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007.
FORWARD-LOOKING INFORMATION
This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this form relate to, among others:
•	our goals and strategies;
•	our future business development, financial condition and results of operations;
•	our projected revenues, earnings, profits and other estimated financial information;
•	expected changes in our margins and certain costs or expenditures;
•	expected continued acceptance of our new revenue model;
•	our plans to expand and diversify the sources of our revenues;
•	expected changes in the respective shares of our revenues from particular sources;
•	our plans for staffing, research and development and regional focus;
•	our plans to launch new products and services;
•	our plans for strategic partnerships with other businesses;
•	our acquisition and divestiture strategy, and our ability to successfully integrate past or future acquisitions with our existing operations and complete planned divestitures;
•	competition in the PRC wireless value-added, music and online video industries;
•	the outcome of ongoing, or any future, litigation or arbitration;

•	the outcome of our annual PFIC and Investment Company Act evaluations;
•	the expected growth in the number of Internet and broadband users in China, growth of personal computer penetration and developments in the ways most people in China access the Internet;
•	changes in PRC governmental preferential tax treatment and financial incentives we currently qualify for and expect to qualify for; and
•	PRC governmental policies relating to media and the Internet and Internet content providers and to the provision of advertising over the Internet.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward- looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the “Risk Factors” section of Item 3 and elsewhere in this annual report. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.
PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not Applicable.
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information
A. Selected Financial Data
The following table presents certain selected consolidated financial information for our business. You should read the following information in conjunction with our audited consolidated financial statements, the notes thereto and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. The following data as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 has been derived from our audited consolidated financial statements for those years and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1. The following data as of December 31, 2007, 2006 and 2005 and for the years ended December 31, 2006 and 2005 have also been derived from our audited consolidated financial statements for those years, which are not included in this annual report on Form 20-F. Our audited financial statements for the foregoing periods were prepared in accordance with United States generally accepted accounting principles, or US GAAP.

Certain prior year amounts have been reclassified with no effect on net income or retained earnings to conform to the 2009 financial statement presentation. We made a material acquisition in 2009; see footnote 3(a) to our consolidated financial statements included herein.

	For the Year Ended December 31,
	2009	2008	2007	2006(1)	2005(1),(3)
	(in thousands of U.S. dollars, except percentages)
Historical Condensed Consolidated Statement of Operations Data

Net revenues:
Wireless value-added services	20,169	42,672	50,038	62,512	56,063
Recorded music	14,473	11,287	10,489	6,203	—

Total net revenues	34,642	53,959	60,527	68,715	56,063

Cost of revenues:
Wireless value-added services	(15,332)	(32,840)	(36,394)	(40,672)	(28,635)
Recorded music	(12,625)	(6,730)	(6,233)	(3,553)	—

Total cost of revenues	(27,957)	(39,570)	(42,627)	(44,225)	(28,635)

Gross profit	6,685	14,389	17,900	24,490	27,428
Operating expenses	(33,382)	(22,669)	(61,462)	(19,882)	(14,277)

Operating income (loss) from continuing operations	(26,697)	(8,280)	(43,562)	4,608	13,151
Interest income	454	1,613	2,313	2,529	1,390
Interest expense	(14)	—	(179)	(45)	(27)
Gain on reduction of acquisition payable	—	5,000	—	—	—
Foreign exchange loss	—	(8,990)	—	—	—
Other income, net	342	247	466	315	330

Income (loss) before income tax credit (expense), equity in (loss) earning of affiliated company, impairment for investment in affiliated company and discontinued operations	(25,915)	(10,410)	(40,962)	7,407	14,844
Income tax credit (expenses)	(234)	(486)	182	(205)	(323)
Equity in (loss) earning of affiliated company	(914)	64	(63)	—	—
Impairment for Investment in affiliated company	—	(1,871)	—	—	—

Net (loss) income from continuing operations	(27,063)	(12,703)	(40,843)	7,202	14,521

Discontinued operations:
Net (loss) income from discontinued operations, net of tax	—	—	(612)	(836)	4,098
Gain from disposal of discontinued operations	222	413	193	—	—

Net income (loss) from discontinued operations, net of tax	222	413	(419)	(836)	4,098
Net income (loss)	(26,841)	(12,290)	(41,262)	6,366	18,619

Less: Net income (loss) attributable to the non-controlling interests and redeemable non-controlling interest(2)	4,183	337	(688)	(562)	—

Net (loss) income attributable to Hurray! Holding Co., Ltd.	(22,658)	(11,953)	(41,950)	5,804	18,619

Loss attributable to Hurray! Holding Co., Ltd. ordinary shareholders per share, basic and diluted	(0.01)	(0.01)	(0.02)	—	0.01

Shares used in calculating basic (loss) income per share	2,196,291,947	2,185,615,129	2,172,208,190	2,189,748,563	2,092,089,848

Shares used in calculating diluted (loss) income per share	2,196,291,947	2,185,615,129	2,172,208,190	2,208,758,636	2,129,228,961

(1)	The statements of operation data for the years ended December 31, 2005 and 2006 have been adjusted to show the financial results of our software and system integration business (which was described in Item 4.A. “Information on the Company—History and Development of the Company”) as discontinued operations. That business segment was terminated in the third quarter of 2007.

(2)	Reflects implementation of ASC 810 (formerly referred to as SFAS No.160, “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”)

(3)	The amounts of share-based compensation included in operating expenses for 2006, 2007, 2008 and 2009 reflect the adoption of ASC 718 “Stock Compensation” (formerly referred to as Statement of Financial Accounting Standard 123(R) (“SFAS 123(R)”) effective January 1, 2006.

	As of and for the Years Ended December 31, 2009
	2009	2008	2007	2006	2005
	(in thousands of U.S. dollars, except percentages)
Historical Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	48,489	59,473	65,979	74,597	75,959
Short term investments	10,000	—	—	—	—
Accounts receivable, net	3,192	12,658	14,691	13,449	18,089
Other current assets	2,094	5,580	8,777	3,342	2,297
Property and equipment, net	880	980	1,636	1,954	2,536
Goodwill	2,099	3,157	5,621	39,621	23,869
Other assets	1,414	6,476	8,890	7,027	4,953

Total assets	68,168	88,324	105,594	139,990	127,703

Current liabilities	11,327	6,316	14,467	12,960	7,636
Non-current liabilities	280	316	877	851	843

Total liabilities	11,607	6,632	15,344	13,811	8,479

Redeemable non-controlling interests	371	—	—	—	—

Ordinary shares (2,200,194,040, 2,193,343,740, 2,174,784,440, 2,163,031,740 and 2,229,754,340 shares issued and outstanding as of December 31, 2009, 2008, 2007, 2006 and 2005, respectively)	110	110	109	108	111
Other Hurray! Holding Co., Ltd. shareholders’ equity	54,286	76,799	85,474	122,712	118,508
Non-controlling interests	1,794	4,783	4,667	3,359	605

Total liabilities, redeemable non-controlling interests and shareholders’ equity	68,168	88,324	105,594	139,990	127,703

Other Historical Condensed Consolidated Financial Data

Gross profit margin
Wireless value-added services	24.0%	23.0%	27.3%	34.9%	48.9%
Recorded music	12.8%	40.4%	40.6%	42.7%	—
Total gross profit margin	19.3%	26.7%	29.6%	35.6%	48.9%
Operating income (loss) from continuing operations margin(1)	(77.1%)	(15.3%)	(72.0%)	6.7%	23.5%
Net (loss) income from continuing operations margin(1)	(78.1%)	(23.5%)	(67.5%)	10.5%	25.9%
Net (loss) income attributable to Hurray! Holding Co., Ltd. margin(1)	(65.4%)	(22.2%)	(69.3%)	8.4%	33.2%
Depreciation	837	990	1,269	1,580	1,461
Amortization	862	2,338	2,375	1,901	478
Capital expenditure	678	349	864	957	1,289

(1)	Operating income (loss) from continuing operations margin, net (loss) income from continuing operations margin and net (loss) income attributable to Hurray! Holding Co., Ltd. margin are the operating income (loss) from continuing operations, net (loss) income from continuing operations and net (loss) income attributable to Hurray! Holding Co., Ltd. as a percentage of our total revenues.

Exchange Rate Information
We present our historical consolidated financial statements in U.S. dollars. In addition, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi include a U.S. dollar equivalent solely for the convenience of the reader. Except as otherwise specified, this pricing information and these contractual amounts are translated at RMB6.8259 = US$1.00, the prevailing rate on December 31, 2009. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see note 2(17) to our audited consolidated financial statements.
The noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was RMB6.8270 = US$1.00 on April 23, 2010. The following table sets forth the high and low noon buying rates for cable transfers between Renminbi and U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York for each of periods indicated below.

	Noon Buying Rate
	RMB per US$1.00
	High	Low
November 2009	6.8300	6.8255
December 2009	6.8299	6.8244
January 2010	6.8295	6.8258
February 2010	6.8330	6.8258
March 2010	6.8270	6.8254
April 2010 (through April 23)	6.8275	6.8229
The following table sets forth the average noon buying rates for cable transfers between Renminbi and U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York for each of 2005, 2006, 2007, 2008 and 2009, calculated by averaging the noon buying rates on the last day of each month during the relevant year.

Average Noon Buying Rate
RMB per US$1.00
2005	8.1826
2006	7.9579
2007	7.5806
2008	6.9193
2009	6.8307
2010 (through April 23)	6.8270
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors

RISKS RELATED TO OUR COMPANY
Risks Related to Our Wireless Value-added Services
We depend on China Mobile, China Unicom and China Telecom, the three principal telecommunications network operators in China, for the major portion of our revenue, and any loss or deterioration of our relationship with China Mobile, China Unicom and China Telecom, due to the 2008 government imposed restructurings or otherwise, may result in severe disruptions to our business operations and the loss of a major portion of our revenue.
We offer our services over mobile networks to consumers through the three principal telecom operators in China, China Mobile Communications Corporation, or China Mobile, China United Telecommunications Corporation, or China Unicom, and China Telecommunications Corporation, or China Telecom. These principal operators service the major portion of China’s approximately 747 million mobile phone subscribers as of December 31, 2009, according to the 2009 Statistic Bulletin on National Telecommunication Industry issued by China’s Ministry of Industry and Information Technology, or the MIIT. Our agreements with these operators and their provincial affiliates are non-exclusive and have a limited term (generally one year for China Mobile and one or two years for China Unicom). We usually renew these agreements or enter into new ones when the prior agreements expire, but occasionally the renewal or new agreements can be delayed by periods of one month or more. In 2008, China Telecom and its provincial affiliates entered into new agreements with us in connection with the network assets that they acquired from China Unicom (as discussed below).
If any of China Mobile, China Unicom or China Telecom ceases to continue to cooperate with us, it would be impossible to find appropriate replacement telecom operators with the requisite licenses and permits, infrastructure and customer base to offer our wireless value-added services (“WVAS”) to customers of such telecom operator. We derived approximately 50% of our combined WVAS revenue from China Mobile, 25% from China Unicom, and 21% from China Telecom in 2009.
In addition, the Chinese government has extensive involvement in determining the structure of the telecommunications industry in China. During the development of this industry, changes in government policy have resulted in major restructurings of the telecommunications operators, including the establishment of new operators and the combination of all or part of existing operators. In an effort to promote greater competition among the telecommunications operators and foster the development of 3G mobile networks, on May 24, 2008, the MIIT, the PRC National Development and Reform Commission, or the NDRC, and the PRC Ministry of Finance jointly issued the Notice on Strengthening the Reform of Telecommunications Systems, or the Telecom Notice, which aims to consolidate China’s existing telecommunication operators into three new telecommunications operators that can offer both mobile and fixed-line services. Under the Telecom Notice, China Mobile merged with China Railway Communication Co., Ltd., which operated a national fixed-line network, China Telecom acquired the Code Division Multiple Access (CDMA) wireless business and network from China Unicom, and China Unicom, which operates a Global System for Mobile communications (GSM) network and business, merged with China Netcom, which was principally a fixed-line operator. Due to the restructuring, our services to China Telecom have increased and our services to China Unicom have decreased beginning from October 1, 2008, the date that China Telecom officially acquired the CDMA wireless business and network from China Unicom. On January 7, 2009, the MIIT issued 3G licenses to China Mobile, China Unicom and China Telecom. China Mobile operates the TD-SCDMA network, China’s self-developed 3G standard, China Unicom operates the WCDMA, a 3G standard originally developed in Europe, and China Telecom operates CDMA2000, a 3G standard originally developed in U.S.
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

We incurred net losses in 2007, 2008 and 2009 and may incur additional losses in future periods.
We incurred net losses in 2007, 2008, 2009 primarily as a result of changes in the telecom operator policies and the manner in which they are enforced and intense market competition in the WVAS and music industries. Additionally, in January 2010, we acquired Ku6 Holding Limited (“Ku6 Holding”), an online video site in China to complement our WVAS, by issuing an aggregate of 723,684,204 ordinary shares. Ku6 Holding and its affiliates hereinafter are referred to collectively as our online video business, Ku6 or Ku6.com in this annual report on Form 20-F. Ku6 also incurred net losses in 2007, 2008 and 2009 primarily as a result of competition for online advertisers and costs associated with acquiring content and paying bandwidth fees. See “— Legal Risks Related to our Online Video Business — Maintaining copyright protection controls may prove to be costly and our online video business’ revenue from online marketing services may not be able to offset its cost in acquiring legally licensed content.” In light of this, we have recently been implementing certain cost control measures. However, we cannot be certain that these measures will be effective and that we will be able to return to profitability. Moreover, we could continue to incur net losses in the future due to changes in the market, operating environment and competitive dynamics and our ability to respond to those changes, as well as any possible new strategic initiatives launched by our company. If we do not restore profitability, the market price of our ADSs may decline.
The termination or alteration of our various agreements with the telecom operators and their provincial affiliates would materially and adversely impact our revenue and profitability.
Given the dominant market position of China Mobile, China Unicom and China Telecom, our leverage with these telecom operators is limited in terms of negotiating agreements, resolving disputes or otherwise. In particular, our agreements with them can be terminated in advance, penalties may be imposed or other parts of our services may be suspended or terminated, and approval for our new services may be delayed for a variety of reasons which vary among the individual agreements with the telecom operators, including, for example, if we breach our obligations under the agreements, a high number of customer complaints are made about our services or we cannot satisfy the operational or financial performance criteria established by the applicable mobile operator.
We may also be compelled to alter our agreements with these telecom operators in ways which adversely affect our business, such as by limiting the services we can offer or imposing other changes that limit the revenue we can derive from such agreements. In the past, telecom operators have entered into new contracts in certain provinces with service providers which change the share percentages it retained for customer payments. The percentage of the payments from customers received by service providers has been decreasing since 2006. We may not be able to adequately respond to any such changes because we are not able to predict if the telecom operators will unilaterally amend our contracts with them.
Unilateral changes in the policies of the MIIT and the telecom operators and in their enforcement of their policies have resulted in service suspensions and our having to pay additional charges to the telecom operators, and further changes could materially and adversely impact our revenue and profitability in the future.
The MIIT and the telecom operators have a wide range of policies and procedures regarding customer service, quality control and other aspects of the WVAS industry. As the industry has evolved over the last several years, the telecom operators have refined these policies to improve overall service quality and increase customer satisfaction. For example, in response to policy directives from MII, China Mobile and China Unicom introduced significant changes to their operating policies in the second half of 2006, including requiring double confirmations for new subscriptions and a requirement that a reminder be sent to existing monthly subscribers of their subscription and fee information and that inactive users be cancelled. Furthermore, in April and June 2008, in order to improve its oversight of service providers, China Mobile started to rank SMS and IVR service providers based on certain performance criteria, and those service providers that fall into a lower rank are subject to restrictions in service fees they may charge. These policy changes by the mobile operators, as well as prior policy changes commencing in 2005 (enabling customers to more easily cancel our services and requiring us to automatically terminate subscription services for our inactive users), negatively affected our revenue. In May 2007, China Mobile also began the operational practice of displaying service fee reminders and seeking express confirmation prior to processing the wireless application protocol (“WAP”) page download requests of mobile phone users. China Mobile also began the practice of only including links to its own WVAS offerings on the embedded menus of certain mobile handsets with customized software for China Mobile users. In the past, such embedded menus featured links to all popular products offered on China Mobile’s networks, including our products.
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

In November 2009, the telecom operators suspended the ability of their WAP service partners to charge for services in an effort to eradicate mobile pornography from their networks. The suspension applied to all of the telecom operators’ WAP service partners in China, regardless of a partner’s propensity to disseminate pornography. The telecom operators have not yet indicated how long their suspensions would last or whether they will expand current measures. These measures may bring pressure on the WVAS market in China and add to uncertainty of Hurray!’s WVAS operation in the coming quarters.
In addition, in the last several years, acting under the guidance of the MIIT, the telecom operators have been enforcing their customer service policies more rigorously than in the past and have initiated steps to improve customer service. This rigorous enforcement has resulted in a number of severe penalties imposed on us and other participants in the market in recent years. Penalties have included precluding service providers from offering certain services over a mobile operator’s network or from offering new services for a fixed period.
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
The telecom operators also have their own policies regarding the distribution of inappropriate content by WVAS providers and have punished certain providers for distributing inappropriate content through the imposition of fines and service suspensions. Some of those providers indicated that the telecom operators informed them that certain of their content were construed as too adult-oriented or sexually suggestive. See “— Unilateral changes in the policies of the MIIT and the telecom operators and in their enforcement of their policies have resulted in service suspensions and our having to pay additional charges to the telecom operators, and further changes could materially and adversely impact our revenue and profitability in the future.”
The determination of whether or not WVAS content is appropriate is inherently subjective, and is subject to the interpretation of the governmental authorities and telecom operators in China. Their standards are generally more restrictive than those applied in many other countries like the United States. Accordingly, while we intend to comply with all applicable rules regarding wireless content, it may be very difficult for us to assess whether any particular content we offer could be construed by the telecom operators as inappropriate under current regulations in China. Any penalties imposed on us by the telecom operators for the content of our services could result in a material and adverse effect on our revenue, profitability and reputation.
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

If any of the telecom operators changes its practices with regard to how service selections appear on its WAP portal, the revenue from our services, and thus our overall financial condition, could be materially and adversely affected.
The current practice of the telecom operators is generally to place the most popular WAP services at the top of the menu on the first page of the list of services available in each service category on their WAP portals. Services at the top of the menu are more accessible to users than other services and, in our experience, are more frequently accessed than those services lower on the menu. This effectively reinforces the position of the most popular services. The placement of services on these menus creates significant competitive advantages for the top-ranked services and significant challenges for newer and less popular services. We believe that our prominent position on the WAP portals of the telecom operators has historically helped us maintain our position in the market. If any of the telecom operators changes its current practices so that the most popular services are not those that are the most accessible to customers, restricts the number or type of services a service provider is permitted to place on service menus or adopts new interface technologies that eliminate the current service menus, our services could become more difficult for users to access and could, therefore, become less popular. In addition, as discussed below under the heading “—Our revenue from WVAS may be adversely affected by the telecom operators providing their own WVAS that compete with our services,” China Mobile only includes links to its own WVAS offerings on the embedded menus of mobile handsets with customized software for China Mobile users while excluding links to products from third party WVAS service providers such as our company. This practice has adversely affected our revenues. If additional similar changes occur, they will likely materially and adversely affect the revenue from our services, and thus our overall financial condition.
Our revenue from WVAS may be adversely affected by the telecom operators providing their own WVAS that compete with our services.
In 2006, China Mobile began operating its own music WAP portal and procuring music content from music companies directly. Our revenues as a service provider have been adversely affected by this development, although some of this effect has been mitigated by China Mobile procuring music content from our affiliated music companies. China Mobile also only includes links to its own WVAS offerings on the embedded menus of mobile handsets with customized software for China Mobile users while excluding links to products from third party WVAS service providers like us. Such practice has adversely affected our revenues. Our business would likely be adversely affected if any of the telecom operators decide to provide additional WVAS to mobile phone users, which compete with our services. In that case, we would not only face enhanced competition, but could be partially or completely denied access to the networks of these telecom operators which would adversely affect our revenue from WVAS.
The popularity of our WVAS, and therefore revenues from these services and our profitability, would be adversely affected if our competitors offer more attractive and engaging services or we are unsuccessful in developing and offering attractive and engaging services on 3G mobile networks.
The WVAS market is highly competitive, and our competitors may offer new or different services, which are more popular than our services. Moreover, we cannot be certain that we will successfully develop and sell popular services on 3G mobile networks, following the MIIT’s grant of licenses to the telecom operators in January 2009. See “—We depend on China Mobile, China Unicom and China Telecom, the three principal telecommunications network operators in China, for the major portion of our revenue, and any loss or deterioration of our relationship with China Mobile, China Unicom and China Telecom, due to the recent government imposed restructurings or otherwise, may result in severe disruptions to our business operations and the loss of a major portion of our revenue.” Although we are beginning to provide WVAS services on 3G mobile networks, it is difficult to predict the development of new mobile technologies or the types of services that will be popular on any new mobile networks.
The telecom operators allow us to offer our services over their networks only if we achieve minimum customer usage, revenues and other criteria, and our revenues from WVAS depend in particular on our ability to meet those criteria to keep our services among the most popular offered through the telecom operators.
If we fail to achieve minimum customer usage, revenues and other criteria imposed by the telecom operators at their discretion from time to time, our services could be excluded from the applicable mobile operator’s entire network at a provincial or national level, or we could be prevented from introducing new services. In addition, we believe that the success of our WVAS depends significantly on whether our services appear at the top of the menu on the first page of the list of services available in each service category on the telecom operators’ WAP portals. The ranking of services on these WAP page menus depends on the satisfaction of performance criteria established by the telecom operators from time to time. If we are excluded from any mobile operator’s network or are not able to keep our WVAS at the top of the service lists on any mobile operator’s WAP pages due to performance problems, our WVAS revenue would be substantially reduced, which would materially and adversely affect our overall financial condition and the market price of our ADSs.

We must rely on the telecom operators to maintain accurate records of fees paid by users of our services, deduct service and network fees due to them and pay us fees due to us. Errors in record-keeping by the telecom operators could adversely affect our profitability and the market price of our ADSs.
We must rely on the telecom operators to maintain accurate records of the fees paid by users and deduct the service and network fees due to them under our network service agreements. Specifically, the telecom operators provide us with monthly statements for our WVAS that do not provide itemized information regarding amounts paid for each of our services or calculations of the service and network fees. As a result, monthly statements that we have received from the telecom operators for our WVAS cannot be reconciled to our own internal records for the reasons discussed under “— The telecom operators do not supply us with detailed information on billing and transmission failures, revenues, service or network fees or other charges, and accordingly, it is difficult to analyze the factors affecting our financial performance.” In addition, we have only limited means to independently verify the information provided to us with respect to such services because we have limited or no access, depending on the type of service, to the telecom operators’ internal records. Rather, we can only seek consultations with the telecom operators to discuss the reasons for any discrepancies.
In addition, the telecom operators generally provide us with monthly statements within two to three weeks after month end. However, the statements can be delayed at times by periods of four months or more. As discussed below in Item 5.A. “Operating Results —Factors Affecting Results of Operations and Financial Condition”, there historically existed discrepancies between our internal records and the telecom operators’ confirmations due to billing and transmission failures, which can not be recognized as revenue. Nonetheless, we are still ultimately dependent on the ability of the telecom operators’ systems to accurately collect and analyze the relevant transmission and payment data regarding our services.
Because of the dominant market position of these telecom operators, we have limited leverage in challenging any discrepancies between their monthly statements, on the one hand, and our own records, on the other hand. Our profitability and the market price of our ADSs could be adversely affected if these telecom operators miscalculate the revenues generated from our services and our portion of those revenues.
Our dependence on the billing records of the telecom operators may adversely affect our ability to record, process, summarize and report revenue and other information regarding our WVAS. Any inaccuracies in our records and public reports could adversely affect our ability to effectively manage our business and the market price of our ADSs.
We maintain controls and procedures to ensure that financial and non-financial information regarding our business is recorded, processed, summarized and reported in a timely and accurate manner. However, as noted in the prior risk factor, we depend on the billing records of the telecom operators and have only limited means to independently verify information provided by them. If the information they provide us is incorrect or incomplete, then our own internal records, which ultimately rely on the monthly statements received from telecom operators, will also be incorrect or incomplete. Our business could be adversely affected if our management and board of directors make decisions based on deficient internal information, such as strategic initiatives involving new WVAS. Moreover, it is possible that, if information provided to us by the telecom operators were not correct or complete, our public reports could also be deficient, which could adversely affect the market price of our ADSs.
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

To minimize the amount of gross revenue which we recognize based on such estimates, we will typically delay announcing our quarterly and year-end financial results until we have received substantially all of the monthly confirmations from the telecom operators. For the years ended December 31, 2007, 2008 and 2009, the differences between our recorded revenue based on such estimates and actual revenue confirmed subsequently were not material. However, this approach requires us to announce our financial results after a relatively extended period following each period-end which could create uncertainty in the market for our ADSs and adversely affect their price.
Our revenues and cost of revenues for WVAS are affected by billing and transmission failures and other discrepancies which are often beyond our control.
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
These situations are known in the industry as billing and transmission failures, and we do not recognize any revenues for services which are characterized as billing and transmission failures. Billing and transmission failures therefore significantly lower the revenues we record. If we are unable to obtain actual figures from the telecom operators, we recognize revenue earned on an accrual basis using the estimates of monthly revenue based on our internal records for the month and monthly failure rates with the telecom operators in prior months.
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
The telecom operators do not supply us with detailed information on billing and transmission failures, revenues, service and network fees or other charges, and accordingly it is difficult to analyze the factors affecting our financial performance.
The telecom operators’ monthly statements to service providers, including our company, regarding the services provided through their networks currently do not contain information about billing and transmission failures, revenues, service and network fees or other charges or detailed information on a service-by-service basis. Moreover, China Mobile and China Unicom have from time to time imposed penalty charges and service suspensions on us when they believe we have contravened their customer service policies. The information provided by the telecom operators does not, however, identify exactly which services caused the problem or the time period in which they occurred.
As a result of the foregoing, although we maintain our own records reporting the services provided, we can only estimate our revenues and cost of revenues by service type because we are unable to confirm which of our WVAS were transmitted but resulted in billing and transmission failures. As a result, with respect to specific services, we are not able to definitively calculate and monitor service-by-service revenues, margin and other financial information, such as average revenues per-user by service and total revenues per-user by service, and also cannot definitively determine which of these services are or may be profitable. Moreover, we do not know what adjustments, if any, should be made with respect to specific services to avoid inadvertent violations of the telecom operators’ customer service policies.

The services we offer and the prices we charge are subject to approval by the telecom operators, and if requested approvals are not granted in a timely manner or approved services are suspended or terminated, our competitive position, revenue and profitability could be adversely affected.
We must obtain approval from China Mobile, China Unicom and China Telecom with respect to each WVAS that we propose to offer to their customers and the pricing for such service. In addition, any changes in the pricing of our existing services must be approved in advance by these operators. There can be no assurance that such approvals will be granted in a timely manner or at all. Failure to obtain, or a delay in, obtaining such approvals could place us at a competitive disadvantage in the market and adversely affect our revenue and profitability. In addition, the increasingly stringent enforcement of customer service policies by the telecom operators could result in heightened scrutiny of our existing or proposed services and pricing by the telecom operators. This could, in turn, result in delays in their approving new services, our failure to obtain approval for new services or suspensions or termination of all or part of our existing services or reductions in approved pricing of our services. The occurrence of any of these actions could materially and adversely affect our revenues.
Risks Related to Our Music Business
The businesses of our affiliated music companies are subject to constantly changing consumer tastes.
We engage in artist development, music production, offline distribution and event organization through our affiliated music companies, Hurray! Freeland Digital Music Technology Co., Ltd. (“Freeland Music”), Beijing Huayi Brothers Music Co., Ltd. (“Huayi Brothers Music”), Beijing New Run Entertainment Development Co., Ltd. (“New Run”), Guangzhou Hurray! Secular Bird Culture Communication Co., Ltd. (“Secular Bird”), Seed Music Group Limited (“Seed Music Group”), Xifule (Beijing) Culture Broker Co., Ltd (“Xifule”) and Beijing Hurray! Fly Songs International Culture Co., Ltd. (“Fly Songs”), which we refer to collectively as our affiliated music companies in this annual report on Form 20-F. The first five of the foregoing companies engage in artist development and music production and distribution in Mainland China (and in Taiwan in the case of Seed Music Group), and Fly Songs engages in concert promotions in Mainland China and Taiwan. We have also recently expanded our artist agency business as discussed in Item 4 “Information on the Company—Our Business—Products and Services for Users—Our Music and Artist Agency Business.”
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
The future success of our affiliated music companies depends on their ability to continue to develop recorded music and organize concerts that are interesting and engaging to our target audience, primarily users of the Internet and WVAS in the case of our recorded music. If our audience determines that the content does not reflect its tastes, then our audience size could decrease, which would adversely affect our results of operations. The ability of our affiliated music entities to develop compelling content depends on several factors, including the following:
•	technical expertise of their production and recording staff;
•	popularity of the artists represented by our affiliated music companies;
•	access to songs or songwriters; and
•	effectiveness of online and offline marketing and promotional activities.
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
Our affiliated music companies generally purchase or license songs for their artists from the original authors or composers of the songs. In China, original authors and composers sometimes license or sell their songs to multiple music companies without informing each such company. In that case, our affiliated music companies may unknowingly purchase or license songs that have already been, or may in the future be, licensed or sold to one or more third parties. As a result, disputes may arise between our affiliated music companies, third party music companies and original authors or composers over the rights to particular songs. Any such dispute may require our affiliated music companies to incur significant costs to investigate and resolve them, including potentially the payment of damages to third parties.

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
Risks Related to Our Online Video Business
Our expansion into the online video market may not be successful. China’s online video market is highly competitive, and we may be unable to compete successfully against established industry competitors and new entrants, some of which have greater financial resources than we do or currently enjoy a superior market position than we do.
In January 2010, we acquired Ku6 Holding, an online video site in China to complement our WVAS. Our online video business’ operating results have varied significantly in the past, and may vary significantly in the future due to a number of factors that could have an adverse impact on the business, such as reliance on advertisers in certain industries for brand advertising revenues and reliance on certain key content providers to provide online video content. And we may not be able to effectively utilize Ku6’s online video portal. Thus, the operational and financial results of the merger may differ from our expectations.
Additionally, there is significant competition among online video sites, which our management estimates to currently number over one hundred in China. A large number of independent online video sites, such as Youku.com and Tudou.com, compete against us. In addition, Chinese Internet portals, including Sina.com, Sohu.com and Baidu.com, which have longer operating histories and more experience in attracting and retaining users and managing customers than we do, have begun to launch their own video businesses. Recently, several large Chinese Internet portals, such as Alibaba.com, Baidu.com and Sohu.com, as well as China Central Television (“CCTV”), China’s national television broadcaster, and other state-run media groups, have announced plans to enter the online video market. Any of our present or future competitors may offer online video services which provide significant technology, performance, price, creativity or other advantages over those offered by us, and therefore achieve greater market acceptance than we do. We may be unable to continue to grow our revenues from these services in this competitive environment.
Our online video business has been and may continue to be subject to claims based on the videos shared on Ku6.com.
In addition to the video entertainment program developed by ourselves and posted on our website, our online video business’ users are free to upload videos onto Ku6.com. Our online video business has been and may continue to be subject to claims for defamation, negligence or other legal theories based on the videos shared on Ku6.com. Such claims, with or without merit, may result in diversion of the attention of our management personnel and our financial resources and negative publicity on our brand and reputation. Furthermore, if the videos uploaded on our websites contains information that government authorities find objectionable, Ku6.com may be shut down and we may be subject to other penalties. See “— Legal Risks Related to Wireless and Internet Services — The regulation of Internet website operators is also new and subject to interpretation in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations.”

PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including online advertising publishers such as our online video business, to ensure that the content of the advertisements they prepare or distribute are fair and accurate and are in full compliance with applicable law. Violation of these laws or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.
Under PRC advertising laws and regulations, we are obligated to monitor the advertising content posted on our websites. In addition, where a special government review is required for specific categories of advertisements before posting, we are obligated to confirm that such review has been performed and approval has been obtained. Our online video business’ reputation could be hurt and our results of operations could be adversely affected if advertisements shown on its website are provided to it by its advertising clients in violation of relevant PRC advertising laws and regulations, or if the supporting documentation and government approvals provided to us by its advertising clients in connection with such advertising content are not complete.
Maintaining copyright protection controls may prove to be costly and our online video business’ revenue from online marketing services may not be able to offset its cost in acquiring legally licensed content.
Due to the low cost of piracy in China, many online video sites provide links to and host content on their websites which may be protected by copyright. Ku6 launched a campaign in November 2009 to delete all illegally uploaded foreign films, television series and other content which may be protected by copyright. We believe that substantially all such content on Ku6.com was deleted as of late December 2009. Our online video business has also enhanced its monitoring efforts and instituted new policies that prohibit users from uploading copyright-protected content to Ku6.com.
Our online video business may be placed at a competitive disadvantage compared with its competitors who incur lower operating expenses by offering and not monitoring their websites for illegal content. While Ku6 derives most of its revenue from online marketing services, which may not be sufficient to offset the cost of acquiring legally licensed content, its competitors may be able to derive revenue from illegal content which requires little or no capital expenditure. Additionally, our management believes that the acquisition of Ku6 may have an impact on our future liquidity or capital resources as we make capital expenditures to purchase licensed content for our online video business. We may allocate a significant portion of our working capital to the finance such acquisitions, working capital which would otherwise be available for our other business segments. We may also require additional cash resources to operate our online video business. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
Our online video business depends on online advertising for a significant portion of its revenues, but the online advertisement market includes many uncertainties, which could cause its advertising revenues to decline.
Ku6 derives a significant portion of its revenues, and expects to derive a significant portion of its revenues for the foreseeable future, from the sale of advertising on its website. The growth of our online video business’ advertising revenues relies on increased revenue from the sale of advertising spaces on its website, which may be affected by many of the following risk factors:
•	the online advertising market is new and rapidly evolving, particularly in China. As a result, many of our online video business’ current and potential advertising clients have limited experience using the Internet for advertising purposes and historically have not devoted a significant portion of their advertising budget to Internet-based advertising;
•	changes in government policy could restrict or curtail our online video business’ online advertising services. For example, in 2006 and 2007, the PRC government enacted a series of regulations, administrative instructions and policies to restrict online medical advertising. As a result of these regulations, our online video business may lose some of its existing medical advertising clients;

•	advertising clients that have invested substantial resources in other methods of conducting business may be reluctant to adopt a new strategy that may limit or compete with their existing efforts; and
•	the acceptance of the Internet as a medium for advertising depends on the development of a measurement standard. No standards have been widely accepted for the measurement of the effectiveness of online advertising. Industry-wide standards may not develop sufficiently to support the Internet as an effective advertising medium. If these standards do not develop, advertisers may choose not to advertise on the Internet in general or through Ku6.com.
In addition, our online video business’ ability to generate and maintain significant online advertising revenues will also depend upon:
•	the development of a large base of users possessing demographic characteristics attractive to advertising clients;
•	the acceptance of online advertisement as an effective way for business marketing by advertising clients;
•	the effectiveness of its advertising delivery, tracking and reporting systems; and
•	the resistance pressure on online advertising prices and limitations on inventory.
If our online video business fails to establish and maintain relationships with content, technology or infrastructure providers, it may not be able to continually provide attractive content for viewers and maximize advertising revenue, the primary source of revenue for most free content online video sites.
Our online video business relies on a number of third party relationships to attract traffic and provide content in order to make Ku6.com more attractive to users and advertisers. If our online video business is not able to renew its deals or premier content becomes exclusive to its competitors, its attractiveness to users will be severely impaired. Except for exclusive content, much of the third party content provided to our online video business.com is also available from other sources or may be provided to other online video sites. If other online video sites present the same or similar content in a superior manner, it would adversely affect our online video business’ visitor traffic.
Our online video business also depends significantly on relationships with leading technology and infrastructure providers and the licenses that the technology providers have granted to it. Our online video business’ competitors may establish the same relationships as it has, which may adversely affect us. Our online video business may not be able to maintain these relationships or replace them on commercially attractive terms.
If our online video business fails to continue to innovate and provide products and services to attract and retain users, it may not be able to generate sufficient user traffic levels to remain competitive.
Our online video business’ success depends on providing products and services that enable users to have a high-quality video entertainment experience. It must continue to invest significant resources to enhance its existing products and services and introduce additional high-quality products and services to attract and retain users and compete against its competitors. If it is unable to anticipate user preferences or industry changes, or if it is unable to modify its products and services on a timely basis, it may lose users and customers. Our online video business’ operating results may also suffer if its innovations do not effectively respond to the needs of its users and customers, are not appropriately timed with market opportunities or are not effectively brought to market.
Our online video business depends on a strong brand and it will not be able to attract users, customers and clients for its products and offerings if it does not maintain and develop its brands.
It is critical for our online video business to maintain and develop its brand so as to effectively expand its user base and grow its revenues. We believe that the importance of brand recognition will increase as the number of Internet users in China grows. In order to attract and retain Internet users and advertisers, our online video business may need to substantially increase its expenditures for creating and maintaining brand loyalty. Its success in promoting and enhancing its brands, as well as its ability to remain competitive, will also depend on its success in offering high-quality content, features and functionality. If our online video business fails to promote its brands successfully or if visitors to its website or advertisers do not perceive its content and services to be of high quality, it may not be able to continue growing its business and attracting visitors and advertisers.

Additional Risks Related to Our Company
Our recent acquisitions and strategic investments and any future acquisitions or investments may have an adverse effect on our ability to manage our business and may subject us to unforeseen liabilities. We may reorganize our business, including disposition of certain assets.
Selective acquisitions and strategic investments, such as our recent acquisition of Ku6 as described in Item 4. “Information on the Company—History and Development of the Company,” form part of our strategy to further expand our business. Such companies may not be as successful as they have been in the past, and may also not perform as well as we expect. Moreover, the integration of such companies into our operations has required significant attention from our management. In particular, our management must also devote significant resources to enhance its knowledge of the online video development, production and distribution businesses in China, with which we have limited experience. Future acquisitions will also likely present similar challenges.
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
In line with our object to improve our operating results, we continue to explore ways to improve our business, which may include the disposition of certain assets and business units. Any disposition of assets and/or business units may divert attention of senior management and may not be able to achieve the intended strategic benefits of such a disposition. To the extent we elect to pursue a transaction, or series of transactions, that includes a sale of one or more corporate assets, our ability to sell assets may be limited by many factors beyond our control, such as general economic conditions or the attributes of the particular asset. We cannot predict whether we would be able to sell any particular asset on favorable terms and conditions. Although we intend to structure any potential transaction so as to minimize the tax consequences to both us and our shareholders, any particular transaction that we pursue could result in the imposition of taxes that me have an adverse affect on us and our stockholders. Furthermore, we may incur significant costs related to disposition of any assets, including legal, accounting and other fees and expenses.
We may need to record impairment charges to earnings if our acquisition goodwill, investments in affiliate companies or acquired intangible assets are determined to be impaired, which would adversely affect our results of operations.
As part of our expansion and diversification strategy, we may acquire or invest in companies in the same or related industries that we operate in. We record acquisition goodwill, investments in affiliate companies and acquired intangible assets on our balance sheet in connection with such acquisitions and investments arrangements, respectively. We are required to review our acquisition goodwill for impairment at least annually and review our investments in affiliate companies and acquired intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, including a decline in stock price and market capitalization and a slow down in our industry, which may result from the recent global economic slowdown. If the carrying value of our acquisition goodwill, investments in affiliate companies or acquired intangible assets were determined to be impaired, we would be required to write down the carrying value or to record charges to earnings in our financial statements during the period in which our acquisition goodwill, investments in affiliate companies or acquired intangible assets is determined to be impaired, which would adversely affect our results of operations.
We face intense competition, which could cause us to lose market share and materially adversely affect our business and results of operations.
The Chinese market for WVAS is changing rapidly and is intensely competitive. We compete principally with four groups of WVAS service providers in China, which include companies that focus primarily or entirely on the WVAS market, major Internet portal operators in China, niche service providers and the telecom operators.
There are low barriers to entry for new competitors in the WVAS market and many of our competitors have longer operating histories in China, greater name and brand recognition, larger customer bases and databases, significantly greater financial, technological and marketing resources and superior access to original content than we have. Recently, certain of the telecom operators have begun offering WVAS directly to their customers. See “—Our revenue from WVAS may be adversely affected by the telecom operators providing their own full portfolio of WVAS that compete with our services” above. As a result, our existing or potential competitors may in the future achieve greater market acceptance and gain additional market share, which in turn could reduce our revenues.

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
With respect to our online video business, we face significant competition from other online video sharing sites, which our management estimates to currently number over 100 in China. Amongst the independent online video sites, our management believes Tudou.com and Youku.com command over half of the online viewership market. Moreover, several large Internet portals in China, such as Sina.com, Sohu.com and Baidu.com, which have longer operating histories and more experience in attracting and retaining users and managing customers than we do, have begun to launch their own video businesses. In addition, we also face competition from other types of advertising media, such as newspapers, magazines, yellow pages, billboards and other forms of outdoor media, television and radio. Most large companies in China allocate, and will likely continue to allocate, most of their marketing budgets to traditional advertising media and only a small portion of their budgets to online marketing and other forms of advertising media. If these companies do not devote a larger portion of their marketing budgets to online marketing services provided by our online video business, or if our existing customers reduce the amount they spend on online marketing, our results of operations and future growth prospects could be adversely affected.
We operate in rapidly evolving industries, which may make it difficult for investors to evaluate our business.
The industries we operate in are subject to rapid and continual changes. You should consider our prospects in light of the risks and difficulties frequently encountered by companies in an early stage of development. These risks include our ability to:
•	attract and retain users for our WVAS;
•	expand the services that we offer;
•	respond effectively to rapidly evolving competitive and market dynamics and address the effects of mergers and acquisitions among our competitors;
•	effectively manage our new music businesses and leverage our music library;
•	achieve synergies and capture opportunities in the Internet and media markets;
•	enhance the efficiency of our online video business’ operations and leverage our online video business’ resources;
•	maintain, expand and enhance our relationships with telecom operators; and
•	increase awareness of our brands and user loyalty.
Due to these factors, there can be no certainty that we will maintain or increase our current share of the highly competitive markets in which we operate.
We depend on key personnel for the success of our business. Our business may be severely disrupted if we lose the services of our key executives and employees or fail to add new senior and middle managers to our management.
Our future success is heavily dependent upon the continued service of our key executives, namely, Haibin Qu, our acting chief executive officer, Li Yao, our acting chief financial officer, Haoyu Yang, our executive vice president in charge of WVAS, Shanyou Li, the chief executive officer of Ku6, Yanmei Zhang, our executive president in charge of human resources and administration and Jianwu Liang, our chief technology officer and senior vice president. Our future success is also dependent upon our ability to attract and retain qualified senior and middle managers to our management team. If one or more of our current or future key executives or employees are unable or unwilling to continue in their present positions, we may not be able to easily replace them, and our business may be severely disrupted. In addition, if any of these key executives or employees joins a competitor or forms a competing company, we could lose customers and suppliers and incur additional expenses to recruit and train personnel. Each of our executive officers has entered into an employment agreement and a confidentiality, non-competition and non-solicitation agreement with us. As we believe is customary in our industry in China, we do not maintain key-man life insurance for any of our key executives.

Rapid growth and a rapidly changing operating environment strain our limited resources. Our future growth could be adversely affected if we cannot manage our expansion effectively.
We have limited operational, administrative and financial resources, which may be inadequate to sustain the growth we want to achieve. If the user base of our WVAS increases or our affiliated music and online video companies expand, we will need to increase our investment in our technology infrastructure, facilities and other areas of operations, in particular our product development, customer service and sales and marketing, which are important to our future success. If we are unable to manage our growth and expansion effectively, the quality of our services and our customer support could deteriorate and our business may suffer. For example, any such performance issue could prompt China Mobile, China Unicom, or China Telecom to cease offering our services over their networks. Our future success will depend on, among other things, our ability to:
•	develop and quickly introduce new WVAS, adapt our existing services and maintain and improve the quality of all of our services, particularly as the market for 2.5G and 3G services evolves and matures;
•	effectively maintain our relationships with China Mobile and China Unicom, enhance our relationships with China Telecom and establish new relationships with any other recipients of mobile licenses in China so that we are able to offer WVAS over their networks;
•	attract and retain popular artists for our music and artist agency businesses;
•	attract viewers by webcasting licensed video content;
•	offer a user-friendly platform for online video sharing;
•	derive more revenue from our online video business;
•	continue training, motivating and retaining our existing employees, including our senior management, and attract and integrate new employees;
•	develop and improve our operational, financial, accounting and other internal systems and controls; and
•	maintain adequate controls and procedures to ensure that our periodic public disclosure under applicable laws, including U.S. securities laws, is complete and accurate.
Any failures of the mobile telecommunications network, the Internet or our technology platform or those of third-party service providers we rely upon may reduce use of our services and our revenues.
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
Our servers, which are hosted at third-party Internet data centers, are vulnerable to break-ins, sabotage and vandalism. The occurrence of a natural disaster or a closure of an Internet data center by a third-party provider without adequate notice could result in lengthy service interruptions. In addition, our domain names are resolved into Internet protocol (IP) addresses by systems of third-party domain name registrars and registries. Any interruptions or failures of those service providers’ systems, which are beyond our control, could significantly disrupt our own services.
If we experience frequent or persistent system failures on our websites, whether due to interruptions and failures of our own information technology and communications systems or those of third-party service providers we rely upon, our reputation and brand could be permanently harmed. The steps we take to increase the reliability and redundancy of our systems are expensive, may reduce our operating margin and may not be successful in reducing the frequency or duration of service interruptions.

Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations, which could adversely affect our ability to operate our business effectively or at all.
In connection with China’s entry into the World Trade Organization, or WTO, foreign investment in telecommunications and Internet services in China has been liberalized to allow for a maximum of 50% foreign ownership in value-added telecommunications and Internet services in China. To comply with these ownership requirements, we have implemented a structure which is similar to those used by several of our competitors such as Sina, Sohu, NetEase and Linktone by entering into various agreements with affiliated companies incorporated in China (which we refer to as our “variable interest entities” or “VIEs”), including Hurray! Solutions Ltd. (“Hurray! Solutions”), Beijing WVAS Solutions Ltd. (“WVAS Solutions”), Beijing Enterprise Network Technology Co., Ltd. (“Beijing Network”), Beijing Palmsky Technology Co., Ltd. (“Beijing Palmsky”), Beijing Hutong Wuxian Technology Co., Ltd. (“Beijing Hutong”), Shanghai Magma Digital Technology Co., Ltd. (“Shanghai Magma”), Beijing Hengji Weiye Electronic Commerce Co., Ltd. (“Hengji Weiye”), Shanghai Saiyu Information Technology Co.,Ltd. (“Shanghai Saiyu”) and Henan Yinshan Digital Network Technology Co., Ltd. (“Henan Yinshan”), Xifule (Beijing) Culture Broker Co., Ltd. (“Xifule”), Ku6 (Beijing) Information Technology Co., Ltd. (PRC) (“Ku6 Information”), Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd. (PRC) (“Tianjin Ku6”) and their shareholders. Each of these VIEs is owned by various individuals in China.
We do not have any direct ownership interest in our VIEs but have entered into a series of agreements with these entities through which we intend to be able to assert a degree of control and management. In addition, we control Hurray! Digital Media through three of our VIEs, Hurray! Solutions, Beijing Network and Beijing Hutong. It is possible that the relevant Chinese authorities could, at any time, assert that our agreements with our VIEs or any portion or all of the existing or future ownership structure and businesses of each of our company, our wholly owned subsidiary, Beijing Hurray! Times Technology Co., Ltd. (“Beijing Hurray! Times”), or our VIEs violate existing or future Chinese laws, regulations or policies. It is also possible that the new laws or regulations governing the telecommunication or Internet sectors in China that have been adopted or may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our, Beijing Hurray! Times’ or our VIEs’ current or proposed businesses and operations. In addition, these new laws and regulations may be retroactively applied. If any of our company, Beijing Hurray! Times or our VIEs is found to be in violation of any existing or future Chinese laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violation, including, without limitation, the following:
•	levying fines,
•	confiscating the incomes of any of our company, Beijing Hurray! Times or our VIEs,
•	revoking the business licenses of any of our company, Beijing Hurray! Times or our VIEs,
•	shutting down servers or blocking websites maintained by any of our company, Beijing Hurray! Times or our VIEs,
•	restricting or prohibiting our use of our financial assets to finance our business and operations in China,
•	requiring any of us, Beijing Hurray! Times or our VIEs to restructure our ownership structure or operations, and/or
•	requiring any of us, Beijing Hurray! Times or our VIEs to discontinue any portion of or all of their WVAS.
In any such case, we could be required to restructure our operations, which could adversely affect our ability to operate our business effectively or at all.
We depend upon agreements with our VIEs for the success of our business. These agreements may not be as effective in providing operational control as direct ownership of these businesses and may be difficult to enforce.
Because we conduct substantially all our business in China, and because we are restricted to a certain extent by the Chinese government from owning telecommunications or Internet operations in China, we depend on our VIEs, in which we have no direct ownership interest, to provide those services through agreements. These agreements may not be as effective in providing control over our telecommunications or Internet operations as direct ownership of these businesses. For example, our VIEs could fail to take actions required to operate our business, such as renewing their business licenses or services permits or entering into service contracts with China Mobile, China Unicom or China Telecom. Moreover, the fees for our services are paid by the telecom operators directly to our VIEs, which are then obligated at our request to transfer substantially all of such fees to our wholly owned subsidiary, Beijing Hurray! Times. If our VIEs fail to perform their obligations under these agreements, we may have to rely on legal remedies under Chinese law, which we cannot assure you would be effective or sufficient. In particular, the legal environment in China is not as developed as in other jurisdictions, such as the United States. Thus, Chinese courts are often inexperienced in handling corporate disputes, and different courts may apply laws and procedures in different ways.
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
Except for a certain amount of cash held by Hurray! Holding Co., Ltd. (approximately $33.8 million as of December 31, 2009), we have no significant assets other than our equity interests in Beijing Hurray! Times, Hurray! Media (through which we hold equity interests in Seed Music Group) and Ku6 Holding. We are a holding company, and we rely principally on dividends that may be paid from Beijing Hurray! Times, Hurray! Media and Ku6 Holding from time to time and technical consulting and service fees, license fees and other fees paid to Beijing Hurray! Times by our VIEs for our cash requirements, including any debt we may incur. We are likely to lose all of our sources of funds if Beijing Hurray! Times, Hurray! Media or Ku6 Holding is restricted from paying dividends to us.
Chinese legal restrictions, however, permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations, which in turn restricts our ability to receive these revenues. Under Chinese law, Beijing Hurray! Times is also required to set aside a portion of its after-tax profit calculated under PRC generally accepted accounting principles, or PRC GAAP, for which the legal minimum requirement is 10%, to a non-distributable general reserve fund beginning in its first profitable year after offsetting prior year’s cumulative losses and to certain other non-distributable funds at an amount determined by Beijing Hurray! Times. The amount of statutory reserves was nil as of December 31, 2009 since Beijing Hurray! Times incurred an operating loss in 2009. This reserve fund can only be used for specific purposes and is not distributable as cash dividends. Dividends paid to us by our subsidiaries in China will also be subject to withholding tax under the new tax laws adopted in China. See “— Changes in PRC tax laws could have a material adverse effect on our operating results.” If further restrictions on payments of dividends by our subsidiary are implemented under Chinese law, we may not be able to access our internal source of funds.
If we fail to keep up with rapid changes in technologies and user behavior, our future success may be adversely affected.
The online marketing industry is subject to rapid technological changes. Our future success will depend on our ability to respond to rapidly changing technologies, adapt our services to evolving industry standards and improve the performance and reliability of our services. Our failure to adapt to such changes could harm our business. In addition, changes in user behavior resulting from technological changes may also adversely affect us. For example, the number of people accessing the Internet through devices other than personal computers, including mobile phones and other hand-held devices, has increased in recent years. With the introduction of 3G mobile services by all three mobile carriers in China in 2009, we expect this trend to continue. If we are slow to develop products and technologies that are compatible with non-PC communications devices, or if the products and services we develop are not widely accepted and used by users of non-PC communications devices, we may not be able to capture a significant share of this increasingly important market. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our products, services or infrastructure. If we fail to keep up with rapid technological changes to remain competitive, our future success may be adversely affected.
Our revenues may fluctuate significantly and may adversely affect the market price of our ADSs.
Our revenues and results of operations have varied in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation are outside our control. Steady revenues and results of operations will depend largely on our ability to:
•	attract and retain users in the increasingly competitive WVAS market in China;
•	maintain and grow our 2G and 2.5G market share and revenues, and successfully offer 3G services;
•	successfully implement our business strategies, including integrating our recent strategic acquisitions with our existing core business; and
•	update and develop our services, technologies and content, which is highly complex.
The WVAS industry in China is rapidly evolving, and our business has experienced significant volatility in terms of financial results as a result of the factors stated above. Therefore, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the market price of our ADSs to decline.

We may not be able to adequately protect our intellectual property rights and we may incur significant expenses in protecting our intellectual property rights.
We believe the copyrights, service marks, trademarks, trade secrets and other intellectual property we use are important components of our WVAS and online services. In addition, our affiliated music companies are substantially dependent on their ability to protect their rights over their music content. Any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenue from such services and software, as well as our reputation. For example, rampant piracy in China has negatively affected offline sales of CDs and tapes by our affiliated music companies, and their financial results may be further materially adversely affected by piracy in online distribution channels. We rely primarily on intellectual property laws and contractual arrangements with our employees, clients, business partners, and users and others to protect our intellectual property rights. Third parties may nonetheless obtain and use our intellectual property without our authorization. We have invested significant resources to acquire licenses to use and distribute the intellectual property of others for our online video site; failure to maintain or protect these rights could harm our business. Furthermore, the validity, enforceability and scope of protection available under intellectual property laws with respect to the Internet, wireless value-added and music industries in China is uncertain and still evolving, and these laws may not protect intellectual property rights to the same extent as the laws of some other jurisdictions. In particular, intellectual property law in China is less developed than in the United States and, historically, China has often not protected private intellectual property rights to the same extent as the United States. Moreover, litigation may be necessary in the future to enforce or protect our intellectual property rights, which could result in substantial costs and diversion of our resources, and have a material adverse effect on our business, overall financial condition and results of operations.
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
As our online video site may be used to upload and share information, there is a risk that claims may be made against us for defamation, negligence, copyright or trademark infringement or other claims based on the nature and content of such information. Furthermore, we could be subject to claims for the online activities of our visitors and incur significant costs in their defense. In the past, claims based on the nature and content of information that was posted online by visitors have been made in the United States against companies that provide online services. We do not carry any liability insurance against such risks. Since we have invested a lot to acquire the copyrighted content, litigation may be necessary to protect our authorized webcasting right, which could be costly, and have adversely impact our business.
We may be subject to intellectual property rights claims or other claims based on the content and services we provide, which are costly to defend, could require us to pay damages, and could limit our ability to use certain technologies and content in the future.
Companies in the Internet, technology, and media industries own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we have grown, the intellectual property rights claims against us have increased and may continue to increase. To the extent such claims against us are successful, we may have to pay substantial monetary damages, incur licensing fees, alter or discontinue infringing services or practices or develop alternative intellectual property. While the majority of claims that have been asserted against us in the past have not developed beyond the demand letter stage and have not resulted in liability to us, we may incur significant costs in investigating, defending and settling such claims future claims, regardless of their merits. We have not purchased liability insurance for these risks.
As our online video site may be used to upload and share information, there is a risk that claims may be made against us for defamation, negligence, copyright or trademark infringement or other claims based on the nature or content of such information provided by users of our services, which could cause us to incur significant costs and liabilities and could materially and adversely affect our business. Also, if any information provided through our services contains errors, third parties may make claims against us for losses incurred in reliance on the information.
In the past, claims based on the nature and content of information posted online by visitors have been made in China and the United States against companies that provide online video and other online services, which has in some cases resulted in the payment of damages by or changes to the business practices of these companies. We do not carry any liability insurance against such risks.

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
While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of the company’s internal control over financial reporting. Our management’s report was not subject to attestation by our registered public accounting firm pursuant to the temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in our annual report. We will be required to include an attestation report from our registered public accounting firm in our annual report for the fiscal year ending on December 31, 2010.
In our 2008 form 20-F, our management concluded that our internal control over financial reporting was not effective as of December 31, 2008 due to the material weakness we identified. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The identified material weakness is that, while our affiliated music companies make an allowance for doubtful debts against trade receivables based on a review of each individual account, the management of these companies do not use a set of criteria (such as payment history and account activity) to determine whether an allowance for an individual account is necessary. We have implemented measures to resolve the material weakness and improve our internal and disclosure controls and we do not believe that the material weakness identified had a pervasive impact on internal control over financial reporting. The identified material weakness was fully remedied in 2009.
Our management also conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 using the criteria set forth in the report “Internal Control — Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and concluded that our internal control over financial reporting was effective as of December 31, 2009. See Item 15. “Controls and Procedures — Management’s Report on Internal Control over Financial Reporting.” The effectiveness of our internal control over financial reporting as of December 31, 2009 has also been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, as stated in our report included on page F-2.
If we fail to maintain the effectiveness of our internal control over financial reporting, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, even if we conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports. As a result, any failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

There are significant uncertainties under the New EIT Law relating to our PRC enterprise income tax liabilities.
Under the Enterprise Income Tax Law (the “New EIT Law”), the profits of a foreign invested enterprise arising in 2008 and onwards which are distributed to an immediate holding company outside the PRC will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate is lowered to 5.0% if a Hong Kong resident enterprise owns over 25% of the PRC company. However, according to a tax circular issued by the State Administration of Taxation in February 2009, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. In addition, under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes.
Although we are a Cayman Islands company with wholly-owned subsidiaries incorporated in Hong Kong, the PRC tax authorities may regard the main purpose of these Hong Kong entities as obtaining a lower withholding tax rate of 5.0%. As a result, the PRC tax authorities could levy a higher withholding tax rate on dividends paid to our wholly-owned subsidiaries incorporated in Hong Kong by our PRC subsidiaries. In addition, a substantial majority of the members of our management team are located in China. Under current PRC laws and regulations, it is uncertain whether we would be deemed PRC tax resident enterprises under the New EIT Law. If we are deemed to be a PRC tax resident enterprise, our global income will be subject to PRC enterprise income tax at the rate of 25.0% and we may be required to withhold PRC income tax from dividends paid to non-PRC holders of our ordinary shares or ADSs. See “— Risks Relating to Our ADSs— We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC tax.”
We believe that we were a passive foreign investment company (“PFIC”) for taxable years 2006, 2007, 2008 and 2009 and we may be a PFIC for the current taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors.
We will be a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is passive income, or (b) 50% or more of the average quarterly value of our assets during such taxable year consists of assets that either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income. We believe that we were a PFIC for taxable years 2006, 2007, 2008 and 2009 and we may be a PFIC for the current taxable year. Because our PFIC status for any taxable year will not be determinable until after the end of the taxable year and will depend on the composition of our income and assets and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ordinary shares or ADSs (which may be especially volatile), there can be no assurance we will not be a PFIC for any taxable year. Such characterization could result in adverse U.S. federal income tax consequences to a U.S. investor. In general, if we are a PFIC, then “excess distributions” to a U.S. investor and any gain realized by a U.S. investor on the sale or other disposition of our ordinary shares or ADSs will be allocated ratably over the U.S investor’s holding period for the ordinary shares or ADSs; the amount allocated to the current taxable year and any year prior to our becoming a PFIC will be taxed as ordinary income; and the amount allocated to each other taxable year will be subject to tax at the highest rate in effect for the applicable class of taxpayer for that year. Additionally, an interest charge will be imposed with respect to the resulting tax attributable to each such other taxable year and the U.S. investor will be subject to U.S. tax reporting requirements. Alternatively, if we are a PFIC and if our ADSs are “regularly traded” on a “qualified exchange,” a U.S. investor could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above.
Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to the U.S. federal, state and local and other tax consequences of our status as a PFIC in light of their particular circumstances, as well as the availability of and procedures for making a mark-to-market or other available election. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see Item 10.E. “Additional Information—Taxation—United States Federal Income Taxation” below.
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
Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (2009 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law in this area may not be as clearly established as they would be under statutes or judicial precedent in existence in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate laws. Moreover, our company could be involved in a corporate combination in which dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations. Also, our Cayman Islands counsel is aware of only a few reported cases of derivative actions having been brought in a Cayman Islands court. Such actions are ordinarily available in respect of United States corporations in U.S. courts. Finally, Cayman Islands companies may not have standing to initiate shareholder derivative actions before the federal courts of the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against the management, directors or our controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests may be limited if we are harmed in a manner that would otherwise enable us to sue in a United States federal court.
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
In March 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008, which supersedes the previous income tax laws for foreign invested and domestic invested enterprises in China by adopting a unified tax rate of 25% for most enterprises. Certain enterprises qualifying as a “high and new technology enterprise” may still benefit from a preferential tax rate of up to 15%. In addition, new technology enterprises previously qualified under the previous income tax laws and rules as of December 31, 2007 are eligible to enjoy certain unexpired tax holidays which have been grandfathered in under the New EIT Law, on the condition that they have been re-approved as a “high and new technology enterprise” under the New EIT Law. As a result, if our PRC subsidiaries and VIEs qualify as high and new technology enterprises under the New EIT Law, they will continue to benefit from a preferential tax rate of up to 15%. Otherwise, the applicable tax rate of our PRC subsidiaries and VIEs is 25% starting from 2008 under the New EIT Law. Four of our VIEs, Beijing Palmsky, Beijing Hutong, Beijing Network and Hurray! Solutions, are qualified as high and new technology enterprises and are entitled to the preferential tax rate, tax exemption or reduced rate through December 31, 2010 according to the New EIT Law and transitional rules. While the high and new technology enterprise certificates are valid for three years, we can not assure you that these four VIEs will be able to maintain their status as “high and new technology enterprises”. If any of our PRC companies that qualified as a “high and new technology enterprise” fails to continue to qualify, our income tax expenses would increase, which would have a material adverse effect on our net income and results of operations. For additional details on the preferential tax status, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Taxation”.

In addition, two of our subsidiaries, Saiyu and Henan Yinshan, continued to benefit from the preferential tax rate of 25% of the calculated taxable income, which is based on 10% of the revenues in 2009. Our qualified new cultural enterprises, Huayi Brothers Broker, Freeland Culture and Secular Bird, were entitled to a tax exemption in 2008. If our PRC companies cannot enjoy the preferential tax treatment, our income tax expenses would increase, which would have a material adverse effect on our financial condition and results of operations.
The New EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for Chinese income tax purposes, they would be subject to the 25% enterprise income tax imposed by the New EIT Law on their worldwide income. Accordingly, if we are deemed to be a PRC tax resident enterprise, our global income will be subject to PRC enterprise income tax at the rate of 25%, which would have a material adverse effect on our financial condition and results of operations. The implementation rules to the NEW EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. resides within China. Under current PRC laws and regulations, it is uncertain whether we would be deemed PRC tax resident enterprises under the New EIT Law.
In accordance with the New EIT Law, dividends which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding tax. In addition, under the tax treaty between the PRC and Hong Kong, if a foreign investor is incorporated in Hong Kong and qualifies as a Hong Kong tax resident, the applicable withholding tax rate is reduced to 5%, if the investor holds at least a 25% interest in the FIE, or 10%, if the investor holds less than a 25% interest in the FIE. There are no undistributed earnings of our subsidiaries located in the PRC that are available for distribution as of December 31, 2009. In addition, we (i) do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future and (ii) intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business in the PRC. Accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon distributions to us.
Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and subject us to liability for information displayed on or linked to our websites.
The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content and other licenses and the closure of the concerned websites. In the past, failure to comply with such requirements has resulted in the closure of certain websites. The website operator may also be held liable for such censored information displayed on or linked to the website.
In addition, the MIIT has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider to block any Internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information. Furthermore, we are required to report any suspicious content to relevant governmental authorities, and to undergo computer security inspections. If we fail to implement the relevant safeguards against security breaches, our websites may be shut down and our business and ICP licenses may be revoked.

Although we attempt to monitor the content in our websites, we are not able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our our websites by our users. To the extent that PRC regulatory authorities find any content displayed on our websites objectionable, they may require us to limit or eliminate the dissemination of such information on our websites. If third-party websites linked to or accessible through our website operate unlawful activities such as online gambling on their websites, PRC regulatory authorities may require us to report such unlawful activities to relevant authorities and to remove the links to such websites, or they may suspend or shut down the operation of such websites. PRC regulatory authorities may also temporarily block access to certain websites for a period of time for reasons beyond our control. Any of these actions may reduce our user traffic and adversely affect our business. In addition, we may be subject to penalties for violations of those regulations arising from information displayed on or linked to our websites, including a suspension or shutdown of our online operations.
The new PRC Property Rights Law may affect the perfection of the pledge in our equity pledge agreements with our consolidated affiliated entities and their individual shareholders.
Under the equity pledge agreements among Beijing Hurray! Times and some of our VIEs, and their respective individual shareholders, the individual shareholders of these VIEs have pledged all of their equity interests therein to Beijing Hurray! Times by recording the pledge on the shareholder registers of the respective entities. However, according to the PRC Property Rights Law, which became effective as of October 1, 2007, a pledge is not effective without being registered with the relevant local administration for industry and commerce. The State Administration for Industry and Commerce, or SAIC, and the Beijing Administration for Industry and Commerce have adopted registration procedures with respect to the registration of equity interest pledge according to the Property Rights Law. These VIEs are in the process of registering the equity pledge with the Beijing/Shanghai Administration for Industry and Commerce. We cannot assure you that they will be able to register the pledges. If they are unable to do so, the pledges may be deemed ineffective under the PRC Property Rights Law. If any individual shareholder of our VIEs breaches his or her obligations under the agreement with Beijing Hurray! Times, there is a risk that Beijing Hurray! Times may not be able to successfully enforce the pledge and would need to resort to legal proceedings to enforce its contractual rights.
Under the equity pledge agreements among Ku6 Holding and its VIEs, and their respective individual shareholders, the individual shareholders of its VIEs have pledged all of their equity interests therein to Ku6 Holding by recording the pledge on the shareholder registers of the respective entities, which were registered with the Beijing Administration for Industry and Commerce or Tianjin Administration for Industry and Commerce in November 2008.
Our contractual arrangements with our consolidated affiliated entities in China may result in adverse tax consequences to us.
As a result of our corporate structure and the contractual arrangements between Beijing Hurray! Times and some of our consolidated affiliated entities in China, we are effectively subject to the 5% PRC business tax on both revenues generated by our consolidated affiliated entities’ operations in China and revenues derived from Beijing Hurray! Times’s contractual arrangements with these consolidated affiliated entities. Moreover, we would be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between Beijing Hurray! Times and these consolidated affiliated entities were not on an arm’s-length basis and therefore constituted a favorable transfer pricing. Under the new PRC Enterprise Income Tax Law, which became effective on January 1, 2008, an enterprise must submit its annual tax return together with information on related party transactions to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. For example, the PRC tax authorities could request that our consolidated affiliated entities adjust their taxable income upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our consolidated affiliated entities’ tax expenses without reducing Beijing Hurray! Times’ tax expenses, which could subject our consolidated affiliated entities to interest due on late payments and other penalties for under-payment of taxes.

LEGAL RISKS RELATED TO WIRELESS AND INTERNET SERVICES
The telecommunication laws and regulations in China are evolving and subject to interpretation and will likely change in the future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties.
Our WVAS services are subject to general regulations regarding telecommunication services. The interpretation and application of newly issued Chinese laws and regulations and the possibility of new laws or regulations being adopted have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese companies providing WVAS services, including our VIEs. Many providers of WVAS services have obtained various value-added telecommunication services licenses.
Certain of our VIEs, Hurray! Solutions, Beijing Palmsky, Beijing Network, Hengji Weiye, Beijing Hutong, Shanghai Magma, Shanghai Saiyu and Henan Yinshan, have been granted an inter-provincial value-added telecommunication license by the MIIT that permits them to conduct inter-provincial operations. Our affiliated Chinese entity, WVAS Solutions, has been granted a value-added telecommunication service license issued by the local Beijing Municipal Telecommunications Administration Bureau. This license may not be sufficient to authorize WVAS Solutions to provide value-added telecommunication services on an inter-provincial basis. We cannot be certain that any local or national value-added telecommunication license requirements will not conflict with one another or that any given license will be deemed sufficient by the relevant governmental authorities for the provision of this category of service, due to the lack of a comprehensive body of laws and regulations governing our WVAS services. It is also possible that new national legislation might be adopted to regulate such services.
If we or our subsidiaries or affiliates are found to be in violation of any existing or future Chinese laws or regulations regarding our WVAS services or Internet access which is discussed in the following risk factor, the relevant Chinese authorities have the power to, among other things:
•	levy fines;
•	confiscate our income or the income of our affiliates;
•	revoke our business license or the business license of our affiliates;
•	shut down our servers or the servers of our affiliates and/or blocking any Web or WAP sites that we operate; and
•	require us to discontinue any portion or all of our WVAS services business.
The regulation of Internet website operators is also new and subject to interpretation in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations.
Our affiliate, Hurray! Solutions, and some of our other VIEs operate Internet websites in China, which are one of the channels through which our services are offered. The interpretation and application of existing Chinese laws and regulations, the stated positions of the main governing authority, the MIIT, and the possibility of new laws or regulations being adopted have created significant uncertainty regarding the legality of existing and future foreign investments in, and the businesses and activities of, Chinese companies with Internet operations, including ours. In particular, the MIIT has stated that the activities of Internet content providers are subject to regulation by various Chinese government authorities, depending on the specific activities conducted by the Internet content provider. We cannot be certain that the commercial Internet content provider license issued by the relevant government agencies overseeing the telecommunications industry or any value-added telecommunication license held by Hurray! Solutions or our other VIEs will satisfy these requirements. Our failure to comply with applicable Chinese Internet regulations could subject us to severe penalties as noted in the prior risk factor.
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

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet business and companies.
The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC government regulation of the Internet industry include, but are not limited to, the following:
•	We only have contractual control over our websites. We do not own the websites due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including online information services.
•	There are uncertainties relating to the regulation of the Internet business in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may not be able to obtain or renew certain permits or licenses, including without limitation an Internet news license, which is issued by the State Council News Office, an Internet culture business permit, which is issued by the Ministry of Culture, an audio/video program transmission license, which is issued by the State Administration of Radio, Film and Television, an Internet publication business license, which is issued by the General Administration of Press and Publication, an online game virtual currency issuance or trading license, which is issued by the Ministry of Culture, and a surveying and mapping qualification certificate for Internet map services, which is issued by the State Bureau of Surveying and Mapping. This may significantly disrupt our business, or subject us to sanctions, requirements to increase capital or other conditions or enforcement, or compromise enforceability of related contractual arrangements, or have other harmful effects on us.
New laws and regulations may be promulgated that will regulate Internet activities, including online advertising. Other aspects of our online operations may be regulated in the future. If these new laws and regulations are promulgated, additional licenses may be required for our online operations. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.
In July 2006, the MIIT issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license.
The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business.
Intensified government regulation of Internet cafes could restrict our ability to maintain or increase user traffic to our websites.
The PRC government has tightened its regulation of Internet cafes in recent years. In particular, a large number of unlicensed Internet cafes have been closed. In addition, the PRC government has imposed higher capital and facility requirements for the establishment of Internet cafes. Furthermore, the PRC government’s policy, which encourages the development of a limited number of national and regional Internet cafe chains and discourages the establishment of independent Internet cafes, may slow down the growth of Internet cafes. In June 2002, the Ministry of Culture, together with other government authorities, issued a joint notice, and in February 2004, the State Administration for Industry and Commerce issued another notice, suspending the issuance of new Internet cafe licenses. In May 2007, the State Administration for Industry and Commerce reiterated its position not to register any new Internet cafes in 2007. In 2008 and 2009, the Ministry of Culture, the State Administration for Industry and Commerce and other relevant government authorities, individually or jointly, issued several notices that provide various ways to strengthen the regulation of Internet cafes, including investigating and punishing Internet cafes that accept minors, cracking down on Internet cafes without sufficient and valid licenses, limiting the total number of Internet cafes and approving Internet cafes within the planning made by relevant authorities, screening unlawful and adverse games and websites, and improving the coordination of regulation over Internet cafes and online games. So long as Internet cafes are one of the primary venues for our users to access our websites, any reduction in the number, or any slowdown in the growth, of Internet cafes in China could limit our ability to maintain or increase user traffic to our websites.

RISKS RELATED TO DOING BUSINESS IN CHINA
Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal conditions and developments in China.
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
A severe and prolonged global economic recession and the corresponding slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.
The effect of the recent global financial crisis has persisted, with most of the world’s major economies remaining in recession in 2010. While there has been improvement in some areas, it is still unclear whether the recovery is sustainable. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of the world's leading economies, including China’s. Continued concerns about the systemic impact of potential long-term and wide-spread recession, energy costs, geopolitical issues, the availability and cost of credit, the global housing and mortgage markets and the European debt crisis have contributed to increased market volatility and diminished expectations for economic growth around the world. The grim economic outlook has negatively affected business and consumer confidence and contributed to volatility of unprecedented levels. The Chinese economy also faces challenges. The stimulus plans and other measures implemented by the Chinese government may not avert an economic downturn amid a severe and prolonged global economic recession. Any prolonged slowdown in the Chinese economy may have a negative impact on our business, operating results and financial condition in a number of ways. For example, our customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.

Changes in China’s political and economic policies could harm our business.
The economy of China has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:
•	economic structure;
•	level of government involvement in the economy;
•	level of development;
•	level of capital reinvestment;
•	control of foreign exchange;
•	methods of allocating resources; and
•	balance of payments position.
As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.
Governmental control of currency conversion may affect the value of our ordinary shares and ADSs.
The PRC government imposes controls on currency conversion between Renminbi and foreign currencies and, in certain cases, the remittance of currency out of and into China. We receive substantially all of our revenue in Renminbi, which is currently not a freely convertible currency. Under our current corporate structure, the income of our company will be primarily derived from dividend payments from Beijing Hurray! Times. Shortages in the availability of foreign currency may restrict the ability of Beijing Hurray! Times to remit sufficient foreign currency to pay dividends to us, or otherwise satisfy its foreign currency-dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, in most cases, particularly payments of capital accounts items, approval from appropriate governmental authorities is required where (i) Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of offshore bank loans denominated in foreign currencies, or (ii) any foreign currency is to be converted into Renminbi for investment in China. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from converting Renminbi into foreign currencies or vice versa, and obtaining sufficient Renminbi or foreign currency to satisfy our currency demands, our ability to transfer Renminbi to fund our business operations in China or to pay dividends in foreign currencies to our shareholders may be adversely affected.
Inflation in China and measures to contain inflation could negatively affect our profitability and growth.
While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products and services rise at a rate that is insufficient to compensate for the rise in our costs, our business may be materially and adversely affected. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets, and restrictions on state bank lending. Such austerity measures can lead to a slowing of economic growth. A slow down in the PRC economy could also materially and adversely affect our business and prospects.
Our shareholders may face difficulties in effecting service of process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management.
We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon some of our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

We may be subject to fines and legal sanctions if we or our Chinese employees fail to comply with recent PRC regulations relating to employee stock options granted by overseas listed companies to PRC citizens.
On March 28, 2007, the SAFE issued the Application Procedure for Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plans or Stock Option Plans of Overseas Listed Companies, or Notice 78. Under Notice 78, PRC individuals who participate in an employee stock option holding plan or a stock option plan of an overseas listed company are required, through a PRC domestic agent or PRC subsidiary of the overseas listed company, to register with SAFE and complete certain other procedures. We and our Chinese employees who have been granted restricted shares or stock options pursuant to our share incentive plan are subject to Notice 78 because we are an overseas listed company. However, in practice, there exist significant uncertainties with regard to the interpretation and implementation of Notice 78. We are committed to complying with the requirements of Notice 78. However, we cannot provide any assurance that we or our Chinese employees will be able to complete, qualify under, or obtain any registration required by Notice 78. In particular, if we and/or our Chinese employees fail to comply with the provisions of Notice 78, we and/or our Chinese employees may be subject to fines and legal sanctions imposed by the SAFE or other PRC government authorities, as a result of which our business operations and employee option plans could be materially and adversely affected.
RISKS RELATING TO OUR ADSs
One shareholder has significant influence over the outcome of our shareholder votes.
As of April 1, 2010, Shanda Interactive Entertainment Limited (“Shanda”), owned approximately 42.0% of our outstanding equity interests. Accordingly, Shanda has and is expected to maintain significant influence over the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.
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
The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since we completed our initial public offering on January 13, 2005, the sale prices of our ADSs on the NASDAQ Global Market ranged from US$0.93 to US$11.80 per ADS and the last reported sale price on April 23, 2010 was US$3.50.
Our ADS price may fluctuate in response to a number of events and factors, including among other factors:
•	announcements of technological or competitive developments;
•	regulatory developments in our target markets affecting us, our customers or our competitors;
•	announcements regarding intellectual property rights litigation;
•	actual or anticipated fluctuations in our quarterly operating results;
•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of our products;
•	addition or departure of our executive officers and key research personnel; and
•	sales or perceived sales of additional ordinary shares or ADSs.
In addition, the financial markets in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance.
The price of our ADSs also could be affected by possible sales of our ordinary shares or ADSs by investors who view the convertible notes as a more attractive means of equity participation in our company and by hedging or arbitrage activity involving our ordinary shares and ADSs that we believe has developed as a result of the issuance of the convertible notes.
As a foreign private issuer with ADSs listed on the NASDAQ Global Market, we follow certain home country corporate governance practices instead of certain NASDAQ requirements.
As a foreign private issuer whose ADSs are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain NASDAQ requirements. A foreign private issuer that elects to follow its home country practice must submit to the NASDAQ Stock Market LLC a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each NASDAQ requirement with which it does not comply followed by a description of its applicable home country practice.
As a company incorporated in the Cayman Islands with ADSs listed on the NASDAQ Global Select Market, we intend to follow our home country practice instead of NASDAQ requirements that mandate that:
•	our board of directors be comprised of a majority of independent directors;
•	our directors be selected or nominated by a majority of the independent directors or a nomination committee comprised solely of independent directors;
•	our board adopt a formal written charter or board resolution addressing the director nominations process and such related matters as may be required under the U.S. federal securities laws;
•	the compensation of our executive officers be determined or recommended by a majority of the independent directors or a compensation committee comprised solely of independent directors; and
•	issuances of securities in connection with equity-based compensation of officers, directors, employees or consultants be approved by shareholders.
As we are a Cayman Islands company, our shareholders may face difficulties in protecting their interests, and our ability to protect our rights through the U.S. federal courts may be limited.
Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2009 Revision) and the common law of the Cayman Islands. The rights of our shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in the federal court of the United States.

In addition, most of our directors and officers are nationals and residents of countries other than the United States. Substantially all of our assets and a substantial portion of the assets of these persons are located outside the United States. There is some uncertainty as to the enforcement in the Cayman Islands, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon United States federal securities laws.
There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.
As a result of all of the above, our shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a public company incorporated in a jurisdiction in the United States.
In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. As a result, our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.
Our shareholders may have difficulties in enforcing judgments obtained against us.
We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for our shareholders to effect service of process within the United States upon these persons. It may also be difficult for our shareholders to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state due to the lack of reciprocal treaty in the Cayman Islands or the PRC providing statutory recognition of judgments obtained in the United States. Furthermore, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons who reside outside the United States predicated upon the securities laws of the United States or any state.
Anti-takeover provisions in our organizational documents may discourage our acquisition by a third party, which could limit your opportunity to sell your shares at a premium.
Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, provisions that authorize our board of directors, without action by our shareholders, to issue preferred shares and to issue additional ordinary shares, including ordinary shares represented by ADSs.
These provisions could have the effect of depriving you of an opportunity to sell your ADSs at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.
The voting rights of holders of ADSs are limited by the terms of the deposit agreement.
A holder of our ADSs may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC tax.
Pursuant to the New EIT Law, we may be treated as a PRC resident enterprise for PRC tax purposes. See “— Additional Risks Related to Our Company — Changes in PRC tax laws could have a material adverse effect on our operating results.” If we are so treated by the PRC tax authorities, we would be obligated to withhold PRC income tax of up to 5.0% on payments of dividends on our shares and/or ADSs to investors that are non-resident enterprises of the PRC located in Hong Kong and 10.0% on payments of dividends on our ordinary shares and/or ADSs to investors that are non-resident enterprises of the PRC located outside Hong Kong, if the dividends payable on our ordinary shares and/or ADSs are considered derived from sources within the PRC. In addition, any gain realized by non-resident investors from the transfer of our ordinary shares and/or ADSs could be regarded as being derived from sources within the PRC and be subject to a 10% PRC tax. Such PRC tax would reduce your investment return on our ordinary shares and/or ADSs and may also adversely affect the price of our ordinary shares and/or ADSs.
You may be subject to limitations on transfer of your ADSs.
Your ADSs represented by American Depositary Receipts are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer, or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Your right as a holder of ADSs to participate in any future rights offerings may be limited, which may cause dilution to your holdings.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to our ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.
Item 4. Information on the Company
A. History and Development of the Company
We became an independent company in September 1999 when we were spun-off from UT Starcom Inc., a Nasdaq-listed company that manufactures telecommunication equipment in China. At that time, we focused on developing billing software and providing system integration services for telecommunications network operators in their fixed-line Internet infrastructure build-outs. In June 2001, members of our current management team conducted a management buy-in by purchasing a substantial equity interest in our company, at which time the team assumed management control of us with the purpose of developing products and services for 2.5G mobile networks. Prior to the management buy-in, a majority of the new management team had previously worked together in senior management positions at AsiaInfo Holdings, Inc., a Nasdaq-listed company and a leading provider of telecommunications software and system integration services in China.
In April 2002, we established a new holding company, Hurray! Holding Co., Ltd., in the Cayman Islands. We currently conduct our business in China through our wholly owned subsidiary, Beijing Hurray! Times. To comply with ownership requirements under Chinese law which imposes certain restrictions on foreign companies from investing in certain industries such as value-added telecommunication and Internet services, we have entered into a series of agreements with our nine VIEs and their respective shareholders. We hold no ownership interest in any such VIEs. See Item 7.B. “Related Party Transactions,” and Item 4.C. “Information on the Company — Organizational Structure.”

In 2005, we formed an affiliated Chinese entity, Hurray! Digital Media, and established a wholly owned Cayman Islands subsidiary, Hurray! Media, in order to implement our strategy of entering into the music development, production and distribution and artist development business. Subsequently, through Hurray! Digital Media, we acquired controlling stakes in the following top tier independent record companies in China, Freeland Music, Huayi Brothers Music and Secular Bird and a significant stake in New Run.
In 2007, we signed an agreement to sell our software and systems integration (“SSI”) business unit, Hurray! Times Communications (Beijing) Co., Ltd. (“Hurray! Times Communications”), to a subsidiary of Taiwan Mobile, a leading telecommunications service provider in Taiwan. With this sale we were able to focus on our music and other entertainment services. We disposed of the SSI business unit on August 1, 2007, when Taiwan Mobile assumed control over the management and assumed the risks of this business. We received approximately $4.8 million in consideration for the sale, of which a certain amount was contingent upon the collection of accounts receivable of SSI business outstanding as of August 1, 2008. See note 4 to our consolidated financial statements included herein. In April 2008, we completed the remaining closing procedures relating to the sale of Hurray! Times Communications. This divestment enables us to increase our focus on our strategy of becoming a leading entertainment content production and distribution house in China.
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
In June 2009, we entered into a tender offer agreement with Shanda under which Shanda commenced a tender offer to acquire 51% of our outstanding ordinary shares (including shares represented by our ADSs) at a price of US$0.04 per ordinary share (or US$4.00 per ADS). The tender offer was successfully completed in July 2009. As of April 1, 2010, Shanda owned approximately 42.0% of our outstanding equity interests.
In November 2009, we entered into a definitive share purchase agreement with Ku6 Holding to complement our digital music and mobile distribution platform. We completed the acquisition in January 2010. Ku6 Holding is currently a wholly owned subsidiary of Hurray! and has retained its brand name.
Our principal executive offices are located at c/o Hurray! Holding Co., Ltd., 11/F, China Railway Construction Tower, No. 20, Shijingshan Road, Shijingshan District, Beijing PRC, 100131, People’s Republic of China. Our telephone number is +86 10 8869 5000. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
B. Business Overview
Introduction
We are a leading online distributor of music and music-related products such as ringtones, ring-back-tones (“RBT”), and true-tones to mobile users in China through the full range of WVAS platforms over mobile networks and through the Internet. Our company also provides a wide range of other WVAS to mobile users in China, including games, pictures and animation, community, and other media and entertainment services. We are also a leader in artist development, music production, offline distribution and event organization in China through our music subsidiaries Huayi Brothers Music, Freeland Music, Secular Bird, Seed Music Group and Fly Songs as well as our affiliated music company, New Run. In addition, we recently acquired Ku6, a leading online video portal in China.
Traditionally, we focused on marketing directly through mobile operator provided services such as SMS and WAP. Due to regulatory and policy changes by the MIIT and the telecom operators, operator channels have become increasingly unavailable and subject to sudden changes in policies by the telecom operators. Since 2005, we have diversified our marketing and promotion channels and developed direct media advertising, Internet marketing and handset vendor partnerships, as well as offline channels such as record stores. Currently, we provide services through three major business lines: WVAS, whose revenue is reported under the WVAS segment in our consolidated financial statements; Music and Artist Agency, whose revenue is reported under the Recorded Music segment in our consolidated financial statements; and Online Video, whose revenue will be reported under the Online Video segment in our consolidated financial statements beginning in 2010.

Products and Services for Users
Our WVAS Services
We derive most of our revenues from WVAS, which includes 2G services such as SMS, Interactive Voice Response (“IVR”) and RBT, and 2.5G services such as WAP, MMS, and Java™, each of which is available on the networks of China Mobile, China Unicom and China Telecom. Our WVAS business line consists mainly of the following product lines:
SMS Services. SMS is the largest and most mature WVAS in China. It is the most basic form of mobile messaging service and is supported by substantially all mobile phone models currently sold. We have focused our activities in SMS on our strongest core services to maximize our revenues. These core services include chat and other community services, interactive television entertainment, quizzes and games. Users can purchase our SMS services through the networks of the telecom operators by responding to our broadcast messages advertising our services, or sending us a request via SMS using a specific code.
IVR Services. IVR services include chat services whereby users can chat with each other live over their mobile handsets in wireless public chat rooms. We believe this service is attractive to young mobile users in China as a cost-effective way to communicate with their friends and to make new friends, although it may be less useful for business purposes because conversations in these chat rooms are open to anyone. Users can also utilize our IVR services to access music, greetings from Chinese celebrities, jokes and serial stories, such as detective stories, from their mobile phones or send this content to the mobile phones of their friends or others.
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
Java™ Games. We offer a range of in-house developed games based on the Java™ platform, which offers an effective way to create sophisticated 2.5G games. In April 2004, we launched our first Java™ game through China Mobile’s WAP portal. Our affiliated Chinese entity, Shanghai Magma, is a top tier Java™ game developer and publisher in China with over 200 titles of Java™ games and a large pipeline of new games under development. We anticipate that the popularity of Java™ games will accelerate in the next several years, especially after the launch of 3G services. In 2009, we launched approximately 30 new titles on China Mobile’s game portal, including “Heavy Metal World 2,” “Dark Assassin 2,” “X — Snake,” “Tri - Eye Boy 1: The Beginning,” “Tri — Eye Boy 2: The Revenge” and “BOBO — Perfect Match”.
Our Music and Artist Agency Business
The music industry in China has suffered from serious piracy issues for many years. Our management estimates that for every dollar of copyrighted CD sales, there are approximately five to ten dollars of pirated CD sales in China. Consequently, the industry is relatively small and fragmented, with over one hundred record companies of various sizes in China. Our management estimates that major international record companies including Warner Music, Universal, EMI and Sony BMG account for approximately 30% of the market in China in terms of revenues in recent years, approximately one dozen Hong Kong- and Taiwan-based independent labels including Empire International, Rock Music, Linfair, H.I.M and Ocean Butterfly account for approximately 20% of the market, six top tier domestic independent labels including Taihe Rye, Huayi Brothers Music, the Freeland Group, Zhushu and Seed Music Group account for approximately 20% of the market, and approximately eighty second or third tier domestic independent labels account for the remaining 30% of the market. Due to piracy issues, record companies in China have traditionally relied on revenues not only from CD sales, but also from concert tours and corporate sponsorship.

Record companies in China began in 2005 to experience a rapid increase in revenues from sales of digital and mobile music rights to WVAS providers (such as our company) and Internet music website operators. This music content can be used in such services as ringtones, RBT, and true-tone downloads and playbacks over mobile and Internet platforms. To capture more of this market opportunity, many record companies in China are increasingly focused on building their wireless and Internet distribution channels, including by offering their own WVAS or working directly with telecom operators.
Because music-related products represented an increasingly significant portion of our total WVAS revenues and we had been licensing an increasing amount of music rights from record companies in China, we determined in 2005 to become the first WVAS provider to make a significant upstream investment in the music business by acquiring controlling or significant stakes in top tier local independent record companies in China.
The acquisition of local independent record labels is an important part of our strategy to focus on building digital and mobile music production and distribution expertise and capabilities. Our management estimates that our affiliated music companies account for approximately 16% of the market in China in terms of revenues in 2009 when compared against domestic competitors in China.
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
Our Online Video Business
We entered the online video market in January 2010 when we acquired Ku6, one of the leading online video portals in China. Ku6.com hosts professionally-produced and user-generated video content from a network of media partners in China, around Asia and from around the world. Our online video business derives its revenue principally from advertising. It works with over 30 leading Chinese and international brands to deliver brand messaging through an increasingly popular media. In June 2008, our online video business was the first privately held video portal to receive a License for Internet Broadcasting Audio-Visual Programs issued by the State Administration for Radio, Film and Television (the “SARFT”). It was also the first video portal awarded by CCTV the right to provide video on demand services on the 2008 Beijing Olympic Games using CCTV’s video images.
The online video industry in China has also suffered from serious piracy issues since the first dedicated websites went online during 2005 and 2006. Due to the low cost of piracy in China, many online video sites provide links to and host content on their websites which may be protected by copyright. In recent years, the PRC government has made efforts to crack down on unlicensed content but progress has been slow and uneven. In November 2009, Ku6 launched a campaign to delete all illegally uploaded foreign films, television series and other content which may be protected by copyright. While we believe that substantially all such content on Ku6.com was deleted as of late December 2009, many other online video businesses continue to provide links to and host content on their websites which may be protected by copyright. Additionally, all users of Ku6.com must abide by the terms of our user agreement which states that users are responsible for the content they upload or otherwise distribute on Ku6.com and must comply with applicable PRC laws and regulations at all times. Users who upload original content must guarantee that he/she is the copyright owner or has obtained all necessary consents and authorizations.
Advertisers are generally unwilling to run advertisements on sites that contain unlicensed content for fear of becoming subject to lawsuits concerning intellectual property. Our online video business therefore increasingly relies on third party relationships to attract traffic and provide content. These arrangements usually provide for short-term relationship with a limited period of exclusive use. Except for exclusive content, much of the third party content consists of user-made videos or other content that is freely available on other online video sites.

We plan to expand our online video business by developing its own resources and leveraging off the advantages provided by Hurray!’s other business lines. Our online video business sees growth potential in the following areas:
•	Media Information Channel Services (Short Video Services): Leveraging off its abundant video content, large user base and strong relationships with content providers, our online video business plans to further expand its coverage of video news reports and to establish itself as a mainstream media outlet in China.
•	Film/Television Program Services (Long Video Services): Our online video business plans to build an independent brand center for film and television programs, providing users with high-quality programs purchased by our online video business or developed in cooperation with third parties.
•	Wireless Video Services: With the growing accessibility of 3G technology, our online video business plans to take advantage of its leading position in the online video market and the rich resources of Hurray!’s wireless business to develop a wireless video business.
•	Online Music Services: Our online video business recently established a music division which will have access to our music business’ digital and mobile music production and distribution expertise and capabilities.
We believe our online video business’ strong brand name, its close relationships with media and copyright owners, its rich product line and its high degree of user loyalty will enable it to continue to be one of China’s leading online video companies.

Arrangements with Customers
Network Service Agreements with Telecom Operators
General. China Mobile, China Unicom and China Telecom emerged as the predominant telecom operators in the PRC following the restructuring of the industry in 2008. Given their market presence, our negotiating leverage with these telecom operators is limited, and our business is dependent on maintaining our relationships with them. See Item 3.D. “Risk Factors — Risks Related to Our Company— We depend on China Mobile, China Unicom and China Telecom, the three principal telecommunications network operators in China, for the major portion of our WVAS revenue, and any loss or deterioration of our relationship with China Mobile, China Unicom and China Telecom, due to expected government imposed restructurings or otherwise, may result in severe disruptions to our business operations and the loss of a major portion of our revenue” and “— The termination or alteration of our various agreements with the telecom operators and their provincial affiliates would materially and adversely impact our revenue and profitability.” Our VIEs have entered into network service agreements with the national and certain provincial offices of the telecom operators to offer our various services through their networks. Each of these agreements with each mobile operator covers a specific geographic area and/or service type without overlap. For 2009, we estimate that we derived approximately 50%, 25% and 21% of our total WVAS revenues from customers through China Mobile, China Unicom, China Telecom, respectively. The following is a summary of the material features of our contractual relationships with the telecom operators.
Fee Arrangements and Other Payment Considerations. Our network service agreements with China Mobile permit China Mobile to deduct a service fee ranging from 15% to 30%, varying from province to province, from the amounts China Mobile receives from customers for our services. China Mobile relies solely on its records for calculating the amounts of these service fees. We also pay China Mobile a network fee to the extent that the number of SMS messages sent by us over China Mobile’s network exceeds the number of messages our customers send to us. The network fee is on average RMB0.05 ($0.01) per message. In some provinces, the amount of network fees may vary according to the volume of the net balance of such incoming and outgoing messages.
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
Obligations with Respect to Our Services. We must obtain the approval of China Mobile, China Unicom or China Telecom for our services and the pricing of our services before these services can be offered on their network. Our contracts with these telecom operators vary in the specific obligations they impose, but they generally require, among other things, that the telecom operators maintain records regarding transmission and billing matters, collect fees from their customers and remit amounts owed to us and notify us of any customer complaints unrelated to network problems. In turn, we must provide prompt customer support, handle any complaints which are unrelated to the operator’s network and ensure that our content complies with applicable laws and regulations and the policies of the operators and that we have appropriate licenses. For some contracts, we must satisfy operational or financial performance criteria which are established by the mobile operator and modified from time to time.
Term and Termination and Other Material Provisions. The term of our contracts with China Mobile, China Unicom and China Telecom is generally one or two years. We typically renew these contracts or enter into new ones when the prior contracts expire, but on occasion, the renewal or new contract can be delayed by periods of one month or more. The agreements can also be terminated in advance for a variety of reasons which vary among the individual contracts with the operators, including, for example, when we breach our obligations under the contract, a high number of customer complaints are made about our services or we cannot satisfy the operational or financial performance criteria established by the applicable operator.

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
Music Copyright Agreements with the Telecom Operators and Service Providers
General. Our affiliated music companies have entered into music copyright agreements with the national and certain provincial offices of certain telecom operators, as well as various domestic service providers such as Sohu and Baidu, to authorize the telecom operators and service providers to distribute music from our artists through their portals, websites or platforms and enable end users to download the music. The following is a summary of the material features of our contractual relationships with the national and certain provincial offices of the telecom operators and certain service providers.
Fee Arrangements. Our music copyright agreements with telecom operators and service providers are usually copyright purchase and use authorization agreements. We typically recognize service revenue equal to 50% of gross amounts received by telecom operators and service providers by distributing the music through their network. In some agreements, the amount of service fees may vary according to the popularity and commercial success of a music product and other various tangible and intangible factors.
Term and Termination and Other Material Provisions. The terms of our music copyright agreements with telecom operators and service providers are generally one or two years. We typically renew these contracts or enter into new ones when the prior contracts expire, but on occasion, the renewal or new contract can be delayed by periods of one month or more. The agreements can also be terminated in advance for a variety of reasons which vary among the individual agreements, including, for example, when certain obligations are breached under the agreements.
Payment and billing disputes are resolved in accordance with the provision in the agreements that the parties resolve disagreements through amicable negotiation or through court proceedings if amicable resolution cannot be reached.
Recording and Artist Agency Agreements with Artists
General. Our affiliated music companies have entered into recording and artist agency agreements with their recording artists including such popular singers in China as Kenji Wu, Kuo Shu Yao (also known as Yao Yao), Landy Wen and Laure Shang. These agreements generally provide that the artists and our companies will collaborate to produce and publish a minimum number of albums and that the artists agree to perform at certain concert, promotional and other public events arranged by our affiliated music companies. The following is a summary of the material features of our contractual relationships with artists.
Fee Arrangements. Our recording and artist agency agreements are usually exclusive agreements that require the artist to refrain from making recordings for third parties or attempt to negotiate performance arrangements with third parties without the prior consent of our affiliated music companies. We pay artists royalties of an agreed proportion of gross revenue for amounts received through publishing, sale and licensing of recorded music in physical and digital formats. We are entitled to charge an agreed upon commission for our services to the artists. The amount of royalties and commission will vary according to the popularity of the particular artist and other factors.
Term and Termination and Other Material Provisions. The terms of our recording and artist agency agreements with artists are generally two or three years. Renewal of these contracts or entering into new ones on favorable terms depends to a large extent on our relationships with these artists. The agreements can also be terminated in advance for a variety of reasons, which vary among the individual agreements, including the breach of material obligations under those agreements.
Our recording and artist agency agreements generally provide that we hold the copyrights on all recordings. Some agreements include re-recording restrictions preventing the artists from re-recording tracks previously released by us.

Performance Agreements with Third Parties
General. Our affiliated music companies often enter into performance agreements with concert organizers and other third parties on behalf of their artists. The following is a summary of the material features of our contracts related to live musical performances.
Fee Arrangements. Such third parties retain our artists to provide live musical or theatrical performances at specified concerts in accordance with the terms of these agreements and agree to pay us an agreed amount as the price of the artists’ performance fee. Usually, payments shall be made before or immediately following the performance.
Other Material Provisions. Generally, the counterparty to these agreements shall use all means available to prevent the recording, reproduction or transmission of the performance without our written permission. In the event that we or our artists fail to satisfy the requirements under any such contracts, our affiliated music companies are usually obligated to indemnify and hold harmless such third parties from and against all liability, loss, damages, claims, and expenses arising out of said breach.
Content License Agreement
General. The majority of the content available to users on Ku6.com is provided by third party producers/distributors through content license agreements. Ku6 is usually granted one of three types of licenses: (1) non-exclusive webcasting rights; (2) non-exclusive webcasting right with guarantee that certain competitors will not receive the same license; or (3) webcasting right with a limited exclusive period.
Fee Arrangements. Ku6 usually pays for the license in advance or in installments.
Other Material Provisions. Ku6 is not permitted to alter or distort the licensed content without the licensors’ prior consent. Content may only be webcasted in mainland China and may not be sublicensed to third parties. The content provider must guarantee the copyright of the content.
Online Advertisement Agreements
General. Ku6 often enters into advertisement agreements with online advertisers. The following is a summary of the material features of our contracts related to online advertisement agreements.
Fee Arrangements. Advertisers typically pay a lump sum fee within 90 days after the advertisement has been displayed.
Other Material Provisions. Content provided by advertisers is subject to our online video business’ review and approval before posting. Advertisers must guarantee the legality of its content and indemnify our online video business for any legal liability incurred as a result of the advertisement. Copyright of advertisements is owned by the advertiser.
Product and Content Development
Wireless Value-Added Services
We develop most of our content and applications for WVAS in-house through our approximately 42-member product development team as of March 1, 2010. Our product development team focuses primarily on developing services such as music, Java™ games and 3G-compatible services.
In addition to in-house developed content, we also acquire rights to certain copyrighted content such as music, pictures, games, news and other information from a large number of content providers such as record companies, traditional media companies and original providers of news and information services. With the exception of music, content from international and domestic content providers has not contributed a significant portion of our WVAS revenues to date, and we do not expect it to do so for the foreseeable future. Nonetheless, we will continue to seek out content relationships with leading international and domestic content providers to further increase the variety of our services. Under our agreements with these content providers, we pay them a fixed licensing fee or a percentage of the revenue for our services, which we receive from the telecom operators after deducting service and network fees.
We license music rights from record companies such as Ocean Butterfly. For most of license agreements, music providers receive 50% of the revenue we collect for our services. In addition, some music content that we use in our services is provided by our affiliated music companies. We typically purchase outright, as opposed to license, Java™ games.

Music Production, Concert Promotion and Artist Agency Services
We engage in music production through our affiliated music companies, Freeland Music, Huayi Brothers Music, New Run, Secular Bird and Seed Music Group. These companies are domestic record labels in China and, in the case of Seed Music Group, also in Taiwan, with an aggregate of approximately 167 employees as of December 31, 2009 specializing in artist development, music production and music distribution. Freeland Music, Huayi Brothers Music, New Run, Secular Bird and Seed Music Group have a total of 39 artists under contract as of December 31, 2009.
Our affiliated music companies are pioneers in developing music artists and producing and distributing their songs in China and across Asia. Together, their portfolio of artists includes some of the most popular singers in China, such as Kenji Wu from Seed Music Group, Xiangxiang from Freeland Music, Laure Shang from Huayi Brothers, Han Xiao from New Run, and Jing Han from Secular Bird. Many songs produced by our affiliated music companies are top hits in ringtones, ring-back-tones and digital downloads on mobile phones and the Internet in China and across Asia as measured by the number of downloads on both China Mobile’s music portal and the music search platform of Baidu.com, Inc., an online search platform in China. For example, “Write a Poem for You” (“Wei Ni Xie Shi”) by Kenji Wu, and ‘Right Hand’ (“You Shou Bian”) by Liang Guang, were among the most popular songs released by our recording artists on those services in 2009. Hurray! artists have been honored in various music award ceremonies in Asia. For example, in 2009, Guang Liang was awarded “Annual Golden Song”, Kenji Wu was awarded “Best New Single” and Landy Wen was awarded “Best Episode”.
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
Online Advertisement
After acquiring Ku6 in January 2010, we began providing brand advertising services, primarily on Ku6.com. Our offerings enable advertisers to post their advertisements in different forms, including textual, rich media and video advertisements. Our brand advertising products include but are not limited to (i) video screen advertisements which appear on-screen before, during and/or after the user selected video, (ii) banners, links, logos, buttons and stream advertisements placed on the Ku6.com website, (iii) short product placement videos and (iv) sponsorships that typically focus on a particular event or a particular website area. We charge advertisers per impression for on-screen advertising, per diem for images and links and per project for product placements. Sponsorship contracts for a particular area of a Ku6.com or for a particular event may require fixed payments over the contract period. Our standard advertising charges vary depending on the terms of the contract and the advertisement’s location within our website. Discounts from standard rates are typically provided for higher-volume, longer-term advertising contracts, and may be provided for promotional purposes.
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
In addition, maintaining and expanding our relationships with China Mobile, China Unicom and China Telecom is central to our sales and marketing activities. Our management team utilizes its extensive experience in China to develop close ties with the key personnel of the telecom operators at the central and provincial levels. As of December 31, 2009, we had approximately 12 sales and marketing professionals strategically located in 25 provinces and municipalities concentrated in the eastern and southern regions of China to work closely with the telecom operators at the provincial level, where pricing and important marketing and operational decisions are made. Our sales and marketing professionals also oversee our sales and marketing activities, which are conducted separately from the telecom operators. These highly motivated professionals, whose bonuses are tied to the revenues each member generates and collects, are supervised by eight regional centers which each have their own sales, marketing, operations and customer service personnel to provide prompt and responsive service to users and telecom operators.

Online Sales and Marketing
Our online sales and marketing activities include:
•	Handset Manufacturers Partnerships. We partner with major handset manufacturers to embed our services and service links into mobile handsets, which enables mobile users to directly access our services without having to go through the service portals operated by the telecom operators. We work with major global and domestic handset manufacturers such as Motorola, Sony Ericsson, TCL and Konka.
•	Bundling of Products. We bundle certain of our products, primarily 2.5G products, together for a single fixed fee that is lower than what would be payable if the user had ordered those products separately. We often use bundled products together with a free trial period to attract new users by giving them a free or low-cost 2.5G experience. We also use bundled products to attract users that are price sensitive. In addition, bundling can be an effective way to maintain user interest in our services because they can choose from a number of services without incurring additional incremental cost and also to expose users to the wide range of quality services that we offer. Because the content coverage and product quality of individual products are better than those of the bundled products, we have not experienced migration of high-use customers from individual services to the bundled products.
•	Cross-selling. We cross-sell among our various 2G and 2.5G services. Specific cross-selling activities include placing a tool bar on the first page of all our games. This enables users to easily try our other games without needing to return to the main China Unicom WAP portal, as well as promoting our website to potential users as a fun, easy-to-access place to learn about and request our wireless content and applications. We also focus on cross-selling to users of our 2G services to migrate them to our subscription-based, premium 2.5G services.
Offline Sales and Marketing
We also focus on offline sales and marketing activities, such as:
•	Direct Advertising. We engage in direct advertising in print, radio and TV media to market and promote our WVAS and music-related products. We believe that direct advertising is one of the most effective ways to market and promote our services to mobile users.
•	Promotional Events. We maintain important marketing relationships with China Mobile, China Unicom and China Telecom, including hosting promotional events throughout China featuring our pop singers or latest releases with the telecom operators. At these events, we create brand awareness by interacting with consumers to educate them about our mobile music services. In addition, our promotion of our innovative services, such as our “mobile novels” which feature various popular PRC titles in electronic format that are delivered to the mobile phones of subscribers in installments, which service we believe was the first of its kind in China, has resulted in significant media attention.
•	Sales Co-promotion. We develop integrated sales campaigns with traditional media companies and multinational corporations.
•	Retail Promotion. We enter into partnerships with retailers of mobile handsets in certain provinces, whereby the retailers’ sales personnel recommend our services to customers and, in certain instances, offer free trials to these customers. In certain cases, we share the revenues generated through such promotions with the retailer.

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
Our Online Video Business
Online video businesses in China rely on online advertisers and, to a lesser extent, sponsorship arrangements, to generate revenue. Our online video business focuses its sales and marketing activities in the following areas:
•	Direct Advertising. We engage in direct advertising in print, radio and TV media to market and promote our online video products. We believe that direct advertising is one of the most effective ways to market and promote our services to Internet users.
•	Online Advertising. We engage in online advertising on other websites with user bases similar to our own or likely to watch online videos.
•	Sales Co-promotion. We develop integrated sales campaigns with traditional media companies and multinational corporations. For example, in March 2010, we co-sponsored, along with Shanda and five other companies, the “Go Campus Angels!” beauty contest which sought to find the most beautiful, talented and energetic college students in China.
•	Promotional Events. We organize and run a number of online promotional events which we believe help create brand awareness by associating the Ku6 brand with well-known and respected organizations and events in China. For example, in 2009, Ku6.com (i) became the official video sharing website for an internet audition of volunteers for the World Exposition 2010 Shanghai, (ii) jointly created with the China Green Foundation a program to promote environmentally-friendly life styles through its online resources and (iii) held the second “China Online Video Awards Ceremony” in Beijing.

Customer Service
We work to provide high quality customer service. This is an important factor for maintaining our relationships with the telecom operators in China as discussed above in “— Network Service Agreements with Operators.” Our dedicated customer service center in Beijing provides our users real-time support and employed 24 customer service representatives as of December 31, 2009. We strive to achieve the fastest response times and highest customer satisfaction levels in the industry. Our centralized customer service center is supported by our local customer service teams located in our four regional offices. We also maintain a dedicated billing and collection center, which works with the various offices of the telecom operators to ensure that we receive the correct fees for our services provided over their networks.
Infrastructure and Technology
We have developed a reliable, flexible and scalable platform with open and adaptive technology through which we:
•	develop and deliver our WVAS which are (or may in the future be) provided through networks of China Mobile, China Unicom and China Telecom; and
•	maintain our internal billing and transmission records.
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
Seasonality
We experience seasonality in our online advertising business. Traditionally, in the China market, the fourth calendar quarter represents the best season for the general advertising market. This is followed by the third and second calendar quarters. The first calendar quarter is usually the worst season in China due to the Chinese New Year holidays. Seasonality in our WVAS and other businesses is less apparent.
Competition
Wireless Value-Added Services
The market for WVAS in China is highly fragmented with more than 1,000 service providers. Wireless service providers in China can be principally categorized into four groups. The first group consists of companies like ours, which focus primarily or entirely on this market and offer a wide range of 2G, and 2.5G services (and are expected to offer a range of 3G services as 3G networks are launched in China). These include companies such as KongZhong, and Linktone. This group of competitors is generally characterized by strong market knowledge and, in some cases, well developed relationships with the telecom operators on a provincial and national basis. Companies in this category also tend to focus on entertainment-related services.
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
Our Online Video Business
With respect to our online video business, we face significant competition from over 100 other online video sharing sites. Amongst the independent online video sites, our management believes Tudou.com and Youku.com command over half of the online viewership market. Moreover, several large Internet portals in China, such Sina.com, Sohu.com and Baidu.com, which have longer operating histories and more experience in attracting and retaining users and managing customers than we do, have begun to launch their own video businesses. Other advertising media, such as newspapers, yellow pages, magazines, billboards and other forms of outdoor media, television and radio, compete for a share of our customers’ marketing budgets. Large enterprises currently spend a relatively small percentage of their marketing budgets on online marketing as compared to the percentage they spend on other advertising media.
Government Regulation
The following is a summary of the principal governmental laws and regulations that are or may be applicable to companies such as ours in China. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws. For a description of the regulatory risks related to our business, please see Item 3.D. “Risk Factors — Legal Risks Related to Wireless and Internet Services — The telecommunication laws and regulations in China are evolving and subject to interpretation and will likely change in the future. If we are found to be in violation of current or future Chinese laws or regulations, we could be subject to severe penalties;” “— Legal Risks Related to Wireless and Internet Services — The regulation of Internet website operators is also new and subject to interpretation in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations;” and “— Risks Related to Our Company — Additional Risks Related to Our Company — Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations, which could adversely affect our ability to operate our business effectively or at all.”
Regulation of Telecommunication and Internet Content Services
The telecommunications industry, including the Internet sector, is highly regulated in China. Regulations issued or implemented by the State Council of China, the MIIT and other relevant government authorities cover many aspects of telecommunications network operation, including entry into the telecommunications industry, the scope of permissible business activities, interconnection and transmission line arrangements, tariff policy and foreign investment.
The principal regulations governing the telecommunication and Internet content services we provide in China include:
•	Telecommunications Regulations (2000), or the Telecom Regulations, categorize all telecommunications businesses in the PRC as either basic or value-added. Internet content services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.
•	Administrative Measures on Internet Information Services (2000), or the Internet Measures. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC.

•	Administrative Measures for Telecommunications Business Operating License (2009, revised), or the Telecom License Measures. The Telecom License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an ICP operator providing the same services in one province is required to obtain a local license.
•	Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2008, revised), or the FI Telecom Regulations. The FI Telecom Regulations set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecom enterprise. Under the FI Telecom Regulations, a foreign entity is prohibited from owning more than 50% of the total equity in any value-added telecommunication services business in China. To comply with these restrictions, we have entered into a series of agreements with each of our VIEs and their respective shareholders. We hold no ownership interest in any such VIEs.
•	Notice on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services (2006). Under this notice, an operating company holding a value-added telecommunications license (and not its shareholders) must own all related Internet domain names and registered trademarks. In addition, such company’s business site and equipment should comply with its approved licenses, and the company should establish and audit its internal Internet and information security policies and standards and emergency management procedures.
•	Notice Concerning Short Message Services (2004), Under this Notice, telecom operators may only cooperate with licensed information service providers for SMS. This Notice sets forth requirements for provision of SMS by information service providers with respect to pricing, content and method of service provision. Certain types of SMS require customer’s explicit confirmation on acceptance of charges before such services could be billed for. This Notice also sets forth a high standard for customer services provided by information service providers and requires the service providers to provide an easy and clear cancellation mechanism for their customers to cancel subscribed services.
•	Notice Concerning the Pricing and Billing of Mobile Information Services (2006). Under this notice, the pricing and billing of WVAS must be accurate, clear and fair. In addition, a WVAS provider cannot charge a customer unless the customer responds to two customer requests, and it must maintain detailed invoices for each customer for more than five months. In turn, the telecom operators are required to first deal with customer complaints, requests for refunds and related matters.
•	Notice Concerning the Billing of Telecommunications Services (2007). Under this notice, no telecommunication enterprise may activate any service or function directly connected to their platforms, such as call reminder and voice inbox functions, unless the customer affirmatively consents to subscribing to them. For any free trial service subscribed by the mobile phone user, upon expiration of the free trial period, service providers may not charge the mobile phone user any fee for such service or function until the user re-confirms that it wishes to continue such service or function. When a customer calls the customer support line of a service provider, the service provider is prohibited from charging the customer a fee for such call unless the customer expressly confirms its consent to such charge regardless of whether automated or live support is provided. If automated support is provided, the customer is required to be furnished with pricing and billing information through a free voice notice.
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
Regulation for Internet Games and Culture Activities. On May 10, 2003, the Ministry of Culture of the PRC, or the MCC, promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which came into effect as of July 1, 2003. Pursuant to the Internet Culture Measures, if an Internet content provider engages in “Internet culture activities,” which include, among other things, online dissemination of “Internet cultural products” such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons, the provider is required to obtain a license for Internet Culture Business Operations from the MCC in accordance with the procedures set forth in the Internet Culture Measures. Hurray! Solutions and Beijing Hutong were granted such a license in August 2004 and December 2007, which license permits them to conduct an Internet games business.
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
ICP operators are required to monitor their websites. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions and revoke their ICP licenses. In addition, the Supreme Court of China and the Supreme People’s Procuratorate of China have issued quantitative guidance to the courts in China regarding when criminal penalties should be imposed on persons who distribute or assist in the distribution of obscene content through the Internet or wireless services.

Copyright. See “—Copyright” below.
Regulation of advertisements. The SAIC is the government agency responsible for regulating advertising activities in China. One provisional regulation issued by Shanghai municipal government prohibits service providers from sending SMS advertisements without the client’s consent.
On November 30, 2004, the SAIC issued the Administrative Regulations for Advertising Operation Licenses, taking effect as of January 1, 2005, granting a general exemption to enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and other entities specified in laws or administrative regulations) from the previous requirement to obtain an advertising operation license in addition to a business license. We conduct our online advertising business through Ku6 Information and Tianjin Ku6, each of which holds a business license that includes advertising in its business scope.
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
Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been performed and that relevant approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the State Administration for Industry and Commerce or its local branches may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.
Regulation on Information Security. The National People’s Congress has enacted legislation that prohibits use of the Internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.
According to other relevant regulations, ICP operators must complete mandatory security filing procedures and regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.
In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution.

On November 23, 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or Internet Protection Measures. The Internet Protection Measures require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations.
As Ku6 is an ICP operator, it is subject to the regulations relating to information security. It has taken measures to comply with such regulations. It is registered with the relevant government authority in accordance with the mandatory registration requirement. Ku6’s policy is to remove links to web pages and any content which to its knowledge contain information that would be in violation of PRC laws or regulations. In addition, we monitor our websites to ensure our compliance with such laws and regulations.
Regulations on Internet Privacy. The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure. The Internet Measures prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent or unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.
Restrictions on Foreign Ownership in Value-Added Telecommunications Services. According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council in December 2001 and amended in September 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce (or the Ministry of Commerce’s authorized local counterparts), which retain considerable discretion in granting approvals. According to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business. We believe that it would be impracticable for us to acquire any equity interest in our Chinese affiliates without diverting management attention and resources. In addition, we believe that our contractual arrangements with these entities and their respective individual shareholders provide us with sufficient and effective control over these entities. Accordingly, we currently do not plan to acquire any equity interest in any of these entities.
Regulation on Broadcasting Audio/Video Programs through the Internet. On July 6, 2004, the State Administration of Radio Film and Television promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the A/V Broadcasting Rules. The A/V Broadcasting Rules apply to the opening, broadcasting, integration, transmission or download of audio/video programs via the Internet and other information networks. Anyone who wishes to engage in Internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the State Administration of Radio Film and Television and operate pursuant to the scope as provided in such license. Foreign invested enterprises are not allowed to engage in the above business.
On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the Ministry of Culture, the State Administration of Radio Film and Television and the General Administration of Press and Publication to adopt detailed implementation rules according to these decisions.
On December 20, 2007, the State Administration of Radio Film and Television and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Document 56, which came into effect as of January 31, 2008. Document 56 reiterates the requirement set forth in the A/V Broadcasting Rules that online audio/video service providers must obtain a license from the State Administration of Radio Film and Television. Furthermore, Document 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the State Administration of Radio Film and Television’s website dated February 3, 2008, officials from the State Administration of Radio Film and Television and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Document 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Document 56 was issued. Our online video business has obtained an audio/video program transmission license, which is valid from June 2008 to June 2011.

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
Copyright. See “—Copyright” below.
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
Regulation of Artist Agency. The artist agency industry is highly regulated in China. Regulations issued or implemented by the State Council of China, the Ministry of Culture and other relevant government authorities cover many aspects of artist agency, including entry into the artist agency industry, the scope of permissible business activities, tariff policy and foreign investment. The Regulations for the Administration of Commercial Performances (2005), as revised in 2008, and its related Implementing Regulations (2005) are the primary governing law related to our artist agency services. These regulations set forth detailed requirements with respect to different aspects of commercial performances including live musical performances. Under the commercial performances regulations, commercial performances require a performance brokerage company to obtain a commercial performance license in order to provide intermediary, agency and brokerage for commercial performances. Foreign companies are prohibited from owning more than 50% of the total equity in such brokerage companies in China. In the event we host commercial performances, we are required to file an application with the culture administrative department at the county level of the place where the performances are hosted. Hurray! Digital Media has been granted a commercial performance license for commercial performances.
Copyright
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
To address copyright issues relating to the Internet, the PRC Supreme People’s Court on November 22, 2000 adopted the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright, or the Interpretations, which were subsequently amended on December 23, 2003 and November 20, 2006. The Interpretations establish joint liability for ICP operators if they knowingly participate in, assist in or incite infringing activities or fail to remove infringing content from their websites after receiving notice from the rights holder. In addition, any act intended to bypass circumvention technologies designed to protect copyrights constitutes copyright infringement. Upon request, the ICP operators must provide the rights holder with registration information of the alleged violator, provided that such rights holder has produced relevant identification, copyright certificate and evidence of infringement. An ICP operator is exempted from any liabilities as long as it removes the alleged infringing content after receiving the rights holder’s notice accompanied with proper evidence.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the PRC National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. This measure became effective on May 30, 2005.
This measure applies to situations where an ICP operator (i) allows another person to post or store any works, recordings, audio or video programs on the websites operated by such ICP operator or (ii) provides links to, or search results for, the works, recordings, audio or video programs posted or transmitted by such person, without editing, revising or selecting the content of such material. Upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement harming public interest, the ICP operator could be subject to administrative penalties, including: cessation of infringement activities; confiscation by the authorities of all income derived from the infringement activities; and payment of a fine of up to three times the unlawful income or, in cases where the amount of unlawful income cannot be determined, a fine of up to RMB100,000. An ICP operator is also required to retain all infringement notices for a minimum of six months and to record the content, display time and IP addresses or the domain names related to the infringement for a minimum of 60 days. Failure to comply with this requirement could result in an administrative warning and a fine of up to RMB30,000.
On May 18, 2006, the State Council promulgated the Protection of the Right of Communication through Information Network, which became effective on July 1, 2006. Under this regulation, an Internet service provider may be exempted from liabilities for providing links to infringing or illegal content if it does not know that such content is infringing other parties’ rights or is illegal. However, if the legitimate owner of the content notifies the Internet service provider and requests removal of the links to the infringing content, the Internet service provider would be deemed to have constructive knowledge upon receipt of such notification but would be exempted from liabilities if it removes or disconnects the links to the infringing content at the request of the legitimate owner. At the request of the alleged violator, the Internet service provider should immediately restore links to content previously disconnected upon receipt of initial non-infringing evidence.
We have adopted measures to mitigate copyright infringement risks. For example, our policy is to remove links to web pages if we know these web pages contain materials that infringe third-party rights or if we are notified by the legitimate copyright holder of the infringement with proper evidence.
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

Other Laws and their Application
Trademark. The PRC Trademark Law, adopted in 1982 and revised respectively in 1993 and 2001, protects registered trademarks. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record.
In September 2002, the China Internet Network Information Center (“CNNIC”) issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, CNNIC issued the Measures on Domain Name Disputes Resolution and its implementing rules, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes.
Foreign exchange controls. For information regarding relevant foreign exchange controls, please refer to Item 10.D. “Exchange Controls.”
Dividend Distribution. The principal regulations governing dividend distributions by wholly foreign owned enterprises and Sino-foreign equity joint ventures include the:
Wholly Foreign Owned Enterprise Law (1986), as amended;
Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended;
Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended;
Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended;
PRC Enterprise Income Tax Law (2007); and
Implementation Rules of the PRC Enterprise Income Tax Law (2007).
Under these regulations, wholly foreign owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.
Regulations on Labor. On June 29, 2007, the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. Compared to the Labor Law, the Labor Contract Law establishes more restrictions and increases costs for employers, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labor union and employee assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the Labor Contract Law, an employer is obliged to sign labor contract with unlimited term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts. The employer has to compensate the employee upon the expiration of a fixed-term labor contract, unless the employee refuses to renew such contract on terms the same as or better than those contained in the expired contract. The employer also has to indemnify an employee if the employer terminates a labor contract without a cause permitted by law. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day.
Regulations on Taxation. For a discussion of applicable PRC tax regulations, see “Item 5.F. Tabular Disclosure of Contractual Obligations — Quantitative and Qualitative Disclosure about Market Risk — Taxation.”
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

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business. We have registered a number of domain names including but not limited to: hurray.com; hurraygroup.com; huayou.net.cn; icu.net.cn; coowap.net;i132.com; 91wap.net, m2me.com and Ku6.com.
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
C. Organizational Structure
We principally conduct our business in China through our wholly owned subsidiary, Beijing Hurray! Times. To comply with ownership requirements under Chinese laws, which impose certain restrictions on foreign companies such as us, from investing in certain industries such as value-added telecommunication and Internet services, we have entered into a series of agreements with twelve VIEs and their respective shareholders. In June 2008, we completed the dissolution of our former affiliated Chinese entity, Beijing Cool Young Information Technology Co., Ltd., which had no significant business prior to its dissolution. We hold no ownership interest in any such VIEs, which are discussed below:
1.	Hurray! Solutions is 85% and 15% owned by Qindai Wang, and Songzuo Xiang, respectively.
2.	Beijing Network is 50% owned by each of Li Xun and Hongmei Peng, two individuals in China.
3.	WVAS Solutions is 99% owned by Beijing Network, with the remaining 1% equally owned by Hao Sun and Xiaoping Wang.

4.	Beijing Palmsky is 50% and 50% owned by two individuals in China, Hong Liu and Haoyu Yang.

5.	Beijing Hutong is 50% and 50% owned by two individuals in China, Wenqian Xu and Yi Cai.

6.	Shanghai Magma is 50% and 50% owned by two individuals in China, Yi Zhang and Aiqin Shang.

7.	Hengji Weiye is 50% and 50% owned by two individuals in China, Hong Pan and Xiaoqing Guo.
8.	Shanghai Saiyu is 50% and 50% owned by two individuals in China, Liang Ruan and Yuqi Shi.
9.	Henan Yinshan is 50% and 50% owned by two individuals in China, Hua Wei and Yidan Jiang.
10.	Xifule is 50% and 50% owned by two individuals in China, Tan Jingling and Yao Lijuan.
11.	Ku6 Information is 50% and 50% owned by two individuals in China, Li Shanyou and Han Hailong.
12.	Tianjin Ku6 is 100% owned by Ku6 Information.
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
We conduct our business in the overseas Chinese language music market through our wholly owned subsidiary, Hurray! Media. Hurray! Media holds a 61.08% equity interest in Seed Music Group, which operates its business through its five subsidiaries of Seed Music Co., Ltd. (“Seed Music”), Profita Publishing Limited (“Profita Publishing”), Dongyi Music Limited (“Dongyi Music”), each of which is incorporated in Taiwan, and Beijing Seed and Xifule, which is incorporated in China. Seed Music and Profita Publishing are wholly owned by Seed Music Group. Seed Music wholly owns each of Dongyi Music and Beijing Seed. Through a series of agreements, Seed Music Group holds a 100% equity interest in Xifule, and in turn, Hurray! Media has the power to vote 61.08% shares of all shareholders of Xifule.
We conduct our video business in China through our wholly owned subsidiary Ku6 Holding and its affiliates incorporated in China. For the same reason as described in “Item 3.D Risk Factor — Risks Related to Our Company — Additional Risks Related to Our Company — Our corporate structure could be deemed to be in violation of current or future Chinese laws and regulations, which could adversely affect our ability to operate our business effectively or at all”, Ku6 Holding has entered into various agreements with affiliated companies and their respective shareholders, including Ku6 Information and Tianjin Ku6, and has the power to vote 100% shares of all shareholders of these affiliated companies.
Under the guidance relating to the consolidation of VIEs, we are the primary beneficiary of the economic benefits of our VIEs and their subsidiaries, Hurray! Solutions, WVAS Solutions, Beijing Palmsky, Beijing Network, Beijing Hutong, Hengji Weiye, Shanghai Magma, Hurray! Digital Media, Shanghai Saiyu, Henan Yinshan, Huayi Brothers Music, Freeland Music, Secular Bird, New Run and Fly Songs. Accordingly, these entities are consolidated into our financial statements or, in the case of New Run, accounted for as an equity method investment from and after the date we became the primary beneficiary of each such entity. Transactions among the consolidated entities and our company and subsidiaries are eliminated in consolidation.

The following diagram illustrates our corporate structure showing our principal subsidiaries and VIEs as of April 28, 2010.

Hurray! Holding Co., Ltd. (Cayman Islands)
100%
Hurray! Media (Cayman)
100%
Ku6 Holding Limited (Cayman)
100%
Invest China Group Limited (BVI)
Wang Qindai
99%
1%
Hurray Technologies (Hong Kong)
61.08%
Seed Music Group Limited (BVI)
100%
Seed Music Co., Ltd. (Taiwan)
100%
Profita Publishing Ltd. (Taiwan)
Offshore
Onshore
100%
Leguan Seed (Beijing) Culture Consulting Co., Ltd.
100%
Ku6 (Beijing) Technology Co., Ltd.
100%
WeiMoSanYi(Tianjin) Technology Co., Ltd.
100%
Beijing Hand-in-Hand
100%
Shanghai Fu Ming Information Technology
100%
Beijing Hurray! Times
Tan Jingling
Yao Lijuan
through agreements
50%
50%
Xifule (Beijing) Culture Broker Co., Ltd.
through agreements
Wang Qindai
Xiang Songzuo
85%
15%
Hurray! Solutions Ltd. (PRC)
Li Shanyou
Han Hailong
98%
2%
Ku6 (Beijing) Information Technology Co., Ltd.
through agreements
Ku6(Beijing) Information Technology Co., Ltd.
100%
Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd.
through agreements
Xun Li
Peng Hongmei
50%
50%
Beijing Enterprise Network
through agreements
Sun Hao
Wang Xiaoping
0.5%
0.5%
99%
Beijing WVAS
through agreements
Liu Hong
Yang Haoyu
50%
50%
Beijing Palmsky
through agreements
Cai Yi
Xu Wenqian
50%
50%
Beijing Hu Tong
through agreements
Pan Hong
Guo Xiaoqing
50%
50%
Beijing Hengjiweiye
through agreements
Zhang Yi
Shang Aiqin
50%
50%
Shanghai Magma
through agreements
Shi Yuqi
Ruan Liang
50%
50%
Shanghai Saiyu
through agreements
Jiang Yidan
Wei Hua
50%
50%
Henan Yinshan Digital
through agreements
25%
25%
50%
Hurray! Digital Media
51%
Huayi Brothers Music
100%
Huayi Brothers Broker
60%
Hurray! Freeland
100%
Hurray! Freeland Culture
51%
Beijing Hurray! Fly Songs
30%
New Run Entertainment
100%
Wuxi New Run Digital Music
65%
Hurray! Secular Bird

D. Property, Plant and Equipment
Our company, certain of our non-music affiliates and Freeland Music currently lease an approximate total of 2,710 square meters of office space at China Railway Construction Tower in Beijing. We also have branches and representative offices in Beijing, Shandong, Heilongjiang, Guangdong, Zhejiang, Liaoning, Chongqing, Shanghai, Henan and Sichuan.
Huayi Brothers Music and New Run lease an approximate total of 1,410 square meters of office space in Beijing. Secular Bird leases an approximate total of 150 square meters of office space in Guangzhou. Seed Music Group and its subsidiaries lease approximately 330 square meters in Taiwan and also occupy approximately 500 square meters in Beijing.
Ku6 and its affiliates lease an approximate total of 3,000 square meters of office space in Beijing, Shanghai, Guangzhou, Tianjin and Xi’an.
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
A. OPERATING RESULTS
Overview
We are one of China’s leading digital media platforms, offering a broad array of online and wireless entertainment content to a large and diverse user base. Our primary businesses are:
•	WVAS Services. We provide a wide range of WVAS to mobile users in China, including music, games, pictures and animation, community, and other media and entertainment services. Our services are offered through the various service platforms available on the 2G and 2.5G networks operated by the mobile telecommunication network operators in China, principally China Mobile, China Unicom and increasingly, China Telecom. Many of our services are also available to users in China through our Hurray! website.
•	Music Business. We are a leader in artist development, music production and offline distribution in China through our affiliated music companies, Huayi Brothers Music, Freeland Music, New Run, Secular Bird and Seed Music Group, which also operates in Taiwan.
•	Online Video Business. We entered the online video market in January 2010 when we acquired Ku6, one of the leading online video portals in China. Ku6.com hosts professionally-produced and user-generated video content from a network of media partners in China, around Asia and from around the world. Our online video business derives its revenue principally from advertising. The acquisition of Ku6 will affect our operating and financial results going forward.
Our revenue is primarily derived through our 2G and 2.5G WVAS. Our 2G services’ revenues are derived from our SMS, IVR services and RBT services. Our 2.5G services revenues are derived to a substantial extent from WAP services, the predominant 2.5G service available in China, and to a lesser extent from Java™ games and MMS. Users pay for our services by monthly subscription and/or on a per-use basis. We receive payments for these services principally in the form of payments from the telecom operators after the users have paid for our services and the operators have deducted their service and network fees.

We recorded net losses attributable to our company of $22.7 million for 2009, $12.0 million for 2008 and $42.0 million for 2007. For 2009, we generated $34.6 million in total revenues, compared with $54.0 million and $60.5 million for 2008 and 2007, respectively, representing a decline of 35.8 % and 42.8% respectively. For 2009, WVAS revenue and recorded music accounted for 58.2% and 41.8% of our revenues, respectively, compared with 79.1% and 20.9% in 2008 and 82.7% and 17.3% in 2007.
We had accumulated deficits of $32.6 million, $10.0 million and $2.8 million as of December 31, 2009, 2008 and 2007 respectively.
Although the net loss attributable to our company was $22.7 million in 2009, which included an impairment charge of $7.1 million for goodwill and intangible assets, we had cash of approximately $48.5 million and short term investment of $10.0 million as of December 31, 2009, and accordingly, our consolidated financial statements have been prepared on a going concern basis.
Factors Affecting Results of Operations and Financial Condition
The major factors affecting our results of operations and financial condition include:
•	Growth of the WVAS Market in China and Changes in Mobile Operator Policies. Our financial results have been, and we expect them to continue to be, largely dependent on growth in the WVAS market in China. Historically, 2G and 2.5G services, such as SMS, have represented the predominant portion of the WVAS market in China and of our revenues. We commercially launched 2.5G services in September 2002 and began billing users for these services at the beginning of 2003. Since the launch of these 2G and 2.5G services, we initially experienced significant growth in revenues from these services, followed by a significant decline in revenues for these services over the past three years. The important factors causing this decline have been the changes in the telecom operator policies or the manner in which they are enforced in 2008 and 2009. Such policy changes and their manner of enforcement have been frequent and unpredictable for the past three years and have caused our revenues to be volatile. See Item 3. “Risk Factors — a Company— Unilateral changes in the policies of the MII, China Mobile and China Unicom and in their enforcement of their policies have resulted in service suspensions and our having to pay additional charges to the telecom operators, and further changes could materially and adversely impact our revenue and profitability in the future.” Although we have been adversely affected by changes in telecom operator policies and the delay in the expansion of 2.5G networks by the telecom operators in 2008 and 2009 and in the launch of 3G networks in China, we continue to believe that our financial success in the near-term will depend on the growth of the market for our 2G and 2.5G services, especially services utilizing music content, where we have a leading position and, in the longer-term, on our ability to offer popular services on any new wireless technologies that are introduced in China such as 3G.
•	Positioning of Our Services on the WAP Portals of the Telecom Operators. A key component of our revenue growth is our ability to not only maintain access to China Unicom’s and China Mobile’s networks and now to China Telecom’s networks following that company’s acquisition of one of China Unicom’s networks, but also our ability to secure prominent positioning for our services at the top of the menu of services for each major service category on the telecom operators’ WAP portals so that users see our services first when opening the service menus.
•	Network Service Agreements with the Telecom Operators. Our results of operations are dependent on the terms of network service agreements with the telecom operators and the manner in which the telecom operators implement these agreements. Each of these agreements is non-exclusive, and has a limited term, generally one or two years. Renewal of them on favorable terms depends on our relationship with these telecom operators at both the national and provincial level, the popularity of our services and our ability to maintain adequate levels of performance. Any mobile operator could alter any of these terms or terminate the contracts for a variety of reasons in the future, including, for example, to increase their own service or network fees in order to enhance their profitability at the expense of service providers.
•	Billing and Transmission Failures. We do not recognize any revenues for services that are characterized as billing and transmission failures. We can not collect fees when these failures occur for our 2G services from telecom operators, which arise in a number of circumstances, including when the delivery of our services to a customer is prevented because the customer’s phone is off, the customer’s prepaid phone card has run out of value or a mobile operator experiences technical problems with its network. These situations are known in the industry as billing and transmission failures. The level of billing and transmission failures significantly affects revenues we record.

•	Acquisitions, Strategic Investments and Divestitures. Selective acquisitions and strategic investments, such as the ones described in Item 4.A. “History and Development of the Company” above, form part of our strategy to further expand our business. These acquisitions and investments may not produce the results that our management and board of directors anticipate, and may subject our company to unforeseen liabilities. In particular, our future revenue growth will depend on our ability to successfully integrate Ku6, which we acquired in January 2010, and operate its online video business, with which we have relatively limited experience. We may also sell businesses or assets as part of our strategy or if we receive offers from other parties. If we do so, we may sell an asset or business for less than its full value or may lose valuable opportunities attendant to such asset or business.
•	Developing Artists, Sustaining a Pipeline of New Song Releases and Keeping up with Consumer Music Tastes. Through our acquisition of controlling and minority stakes in Huayi Brothers Music, Freeland Music, New Run and Secular Bird, and Seed Music Group, we have entered the business of artist development and music production. Artist development and music production is inherently a “hit” driven business, and its success depends to a large extent on our ability to maintain a large portfolio of talented singing artists and build a strong pipeline of new song releases. Further, the success of such new releases depends upon their acceptance by consumers with various and changing tastes. If our affiliated music companies fail to expand their portfolio of talented singing artists, sustain a pipeline of new releases, or keep abreast of changes in consumer music tastes, our business and financial condition may be adversely affected with respect to the financial performance of our affiliated music companies.
•	Developing and Obtaining Online Video Content and Attracting Advertisers. Through our acquisition of Ku6, we have entered the online video business. Ku6 principally derives revenue from online marketing services. Advertisers are generally unwilling to run advertisements on sites that contain unlicensed content for fear of becoming subject to lawsuits concerning intellectual property. Our online video business therefore increasingly relies on third party relationships to attract traffic and provide content. These arrangements usually provide for short-term relationship with a limited period of exclusive use. We may allocate a significant portion of our working capital to the finance such acquisitions of video content, working capital which would otherwise be available for our other business segments. Our results of operation will be affected if the revenue derived from our online marketing services is not sufficient to offset the cost of acquiring legally licensed content.
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
The following table sets forth certain historical consolidated revenues, by amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,
	2009		2008		2007
		Percentage		Percentage		Percentage
	Amount	of revenues	Amount	of revenues	Amount	of revenues
	(in thousands of U.S. dollars, except percentages)
Revenues:
Wireless value-added services	$20,169	58.2%	$42,672	79.1%	$50,038	82.7%
Recorded music	14,473	41.8%	11,287	20.9%	10,489	17.3%

Total revenues	$34,642	100.0%	$53,959	100.0%	$60,527	100.0%

The following tables show our WVAS revenues for 2009, 2008 and 2007 by product and mobile operator (including Personal Handy-phone System, or PHS, operators).

	For the Year Ended December 31, 2009
	China	China	China	China
	Mobile	Unicom	Telecom	Netcom	Others	Total
	(in millions of U.S. dollars)
SMS	$3.0	$1.5	$0.2	$—	$0.6	$5.3
IVR	1.4	1.0	1.4	—	0.1	3.9
RBT	2.3	1.6	0.6	—	0.1	4.6

2G Revenues	6.7	4.1	2.2	—	0.8	13.8

WAP	0.4	0.9	1.8	—	—	3.1
MMS	1.5	—	0.2	—	—	1.7
Java	1.6	—	—	—	—	1.6

2.5G revenues	3.5	0.9	2.0	—	—	6.4

Other revenues	—	—	—	—	—	—

Total	$10.2	$5.0	$4.2	$—	$0.8	$20.2

	For the Year Ended December 31, 2008
	China	China	China	China
	Mobile	Unicom	Telecom	Netcom	Others	Total
	(in millions of U.S. dollars)
SMS	$9.5	$2.4	$0.4	$0.1	$0.9	$13.3
IVR	7.2	1.3	3.2	0.2	0.3	12.2
RBT	2.6	1.9	0.5	—	—	5.0

2G Revenues	19.3	5.6	4.1	0.3	1.2	30.5

WAP	2.1	4.7	0.6	—	—	7.4
MMS	0.8	0.5	0.1	—	—	1.4
Java	2.2	—	—	—	0.1	2.3
WEB	—	—	0.2	—	—	0.2

2.5G revenues	5.1	5.2	0.9	—	0.1	11.3

Other revenues	—	—	—	—	0.9	0.9

Total	$24.4	$10.8	$5.0	$0.3	$2.2	$42.7

	For the Year Ended December 31, 2007
	China	China	China	China
	Mobile	Unicom	Telecom	Netcom	Others	Total
	(in millions of U.S. dollars)
SMS	$7.0	$2.5	$0.2	$0.3	$1.0	$11.0
IVR	13.3	1.2	2.4	0.3	—	17.2
RBT	1.6	1.7	0.4	—	—	3.7

2G Revenues	21.9	5.4	3.0	0.6	1.0	31.9

WAP	5.9	6.7	—	—	—	12.6
MMS	0.7	0.7	—	—	—	1.4
Java	1.4	—	—	—	—	1.4
WEB	—	—	2.0	—	—	2.0

2.5G revenues	8.0	7.4	2.0	—	—	17.4

Other revenues	0.1	—	—	—	0.6	0.7

Total	$30.0	$12.8	$5.0	$0.6	$1.6	$50.0

Wireless Value-added Services. Our 2G and 2.5G services revenues are derived from services that we provide to our users primarily through the networks of China Unicom, China Mobile, China Telecom and China Netcom (prior to its merger with China Unicom). 2G SMS and 2.5G WAP services have historically been our primary source of revenues. Our sales in 2009 of 2G SMS decreased by 60.2% while IVR decreased by 68.0% as compared with 2008 primarily due to more strict policies imposed by telecom operators. Sales in 2009 of 2.5G WAP and JavaTM decreased sharply as compared with 2008 due in part to the tentative suspension of all of the services of the telecom operators’ WAP service partners in China beginning in November 2009.
Recorded Music. Our recorded music revenues are derived from artist development, music production, offline music distribution, and online music distribution through WVAS and the Internet, which accounted for approximately 41.8% of our total revenues in 2009.
Cost of Revenues
The following table sets forth certain historical consolidated cost of revenues data by amount for the periods indicated:

	For the Year Ended December 31
	2009	2008	2007
	(in thousands of U.S. dollars)
Cost of Revenues:
Wireless value-added services	$15,332	$32,840	$36,394
Recorded music	12,625	6,730	6,233

Total cost of revenues	$27,957	$39,570	$42,627

Wireless value-added services. The principal cost of revenues for our WVAS is the service and network fees paid to the telecom operators under our network service agreements with them. The cost of revenues also includes fees paid to our content providers and marketing partners, maintenance costs related to equipment used to provide the services, bandwidth leasing charges and data center services, alternative channels, media and related Internet costs, operator imposed penalty charges, and certain distribution channel costs.
Recorded Music. Cost of revenues for our recorded music includes producing CD masters, artist and songwriter royalties, advertising and royalties payable to other parties for the use of their work.
Gross Profit Margin
The following table sets forth the historical consolidated gross profits and gross profit margin of our business activities for the periods indicated:

	For the Year Ended December 31,
	2009	2008	2007
	(in thousands of U.S. dollars, except percentages)
Gross Profits:
Wireless value-added services	$4,837	$9,832	$13,644
Recorded music	1,848	4,557	4,256

Total gross profits	$6,685	$14,389	$17,900

	For the Year Ended December 31,
	2009	2008	2007

Gross Profit Margin:
Wireless value-added services	24.0%	23.0%	27.3%
Recorded music	12.8%	40.4%	40.6%

Total gross profit margin	19.3%	26.7%	29.6%

The gross profit margins for our WVAS remained relatively stable in 2009 compared with 2008. The gross profit margins for our recorded music decreased in 2009 compared with 2008 due to significant increase in CD production costs.
Operating Expenses
The following table sets forth certain historical consolidated operating expenses data, in terms of amount and as a percentage of our total revenues, for the periods indicated:

	For the Year Ended December 31,
	2009		2008		2007
		Percentage		Percentage		Percentage
	Amount	of revenues	Amount	of revenues	Amount	of revenues
	(in thousands of U.S. dollars, except percentages)
Operating Expenses:
Product development expenses	$467	1.3%	$992	1.8%	$2,028	3.4%
Selling and marketing expenses	6,330	18.3	9,132	16.9	11,514	19.0
General and administrative expenses	22,992	66.4	11,984	22.2	9,141	15.1
Provision for goodwill impairment	3,593	10.4	2,675	5.0	38,779	64.1
Gain on reduction of Unicom liability	—	—	(1,557)	(2.9)	—	—
Gain from reversed litigation expenses	—	—	(557)	(1.0)	—	—

Total operating expenses	$33,382	96.4%	$22,669	42.0%	$61,462	101.6%

Product Development Expenses. Product development expenses primarily consist of research and development staff costs related to our WVAS business. Most of our product development expenses related to enhancing our portfolio of 2G and 2.5G services. Product development expenses also include depreciation and amortization of computers and software related to the activities of our product development teams. We depreciate our computer equipment, software and other assets on a straight-line basis over their estimated useful lives, which are three to five years.
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

Stock-based Compensation. We grant equity incentive awards to our employees and certain non-employees. Until February 2006, when we commenced granting non-vested shares, all of our equity incentive grants were in the form of stock options. Effective January 1, 2006, we adopted ASC 718 “Stock Compensation” (formerly referred to as Statement of Financial Accounting Standard 123(R) (“SFAS 123(R)”), which requires all share-based payments to employees and directors, including grants of employee stock options and restricted shares, to be recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. The valuation provisions of ASC 718 apply to new awards, to awards granted to employees and directors before the adoption of ASC 718 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. Under ASC 718, the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation cost not recorded for that number of awards. We recognize stock-based compensation costs on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award.
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
The stock-based compensation expense was $0.2 million, $0.9 million, $0.4 million in 2009, 2008 and 2007, respectively.
Provision for Impairment of Goodwill and Intangible Assets. In the second quarter of 2007, the mobile operators introduced various new policies that adversely impacted our wireless value-added business and this resulted in further uncertainties in our operating environment. By September 30, 2007, our market capitalization was lower than the carrying amount of total net assets, which was an indicator of impairment. At that date we tested the carrying value of acquired intangible assets and goodwill and recorded an impairment charge for acquired intangible assets of $0.6 million and goodwill of $9.6 million. In view of the further decline of our market capitalization at December 31, 2007 and continued difficult operating conditions, we recorded an additional impairment charge for acquired intangible assets of $1.9 million and goodwill of $29.2 million.
During the third quarter of 2008, we performed impairment testing for the music business due to the continued challenging business conditions and reduction in number of concerts and other music events because of the focus on the Olympic Games in Beijing coupled with the decline in the market price of our common stock. This resulted in an impairment for acquired intangible assets of $2.5 million and goodwill of $1.7 million. We again performed impairment testing at December 31, 2008 and recorded a further impairment charge for acquired intangible assets of $0.4 million and goodwill of $0.5 million allocated to recorded music segment. During the annual goodwill impairment test at December 31, 2008, we also determined that our WVAS segment was impaired due to the continued operation losses, thus necessitating a charge of $0.5 million.
During the second quarter of 2009, we performed impairment testing for the music business due to significantly lower than expected performance as a result of the continued challenging business conditions, reduction in number of concerts and other music events. This resulted in an impairment charge for acquired intangible assets of $3.5 million and goodwill of $3.0 million. During the annual goodwill impairment test at December 31, 2009, we also determined that our music segment was impaired due to the continued operation losses, thus necessitating a charge of $0.6 million.
Any continued adverse changes in the telecom operators’ policies or in the competitive environment could lead to additional impairment charges.
The valuations of the reporting units were arrived at using an income approach (discounted cash flows) and corroborated by a market value approach (with comparisons to selected publicly traded companies operating in the same industry).

Gain on Reduction of Unicom Liability. In the second quarter of 2008, we benefited from a waiver of $1.56 million in alliance membership fees we had accrued under a 2005 agreement with China Unicom in respect of promotional and marketing activities, which China Unicom terminated.
Gain from Reversed Litigation Expenses. In the fourth quarter of 2008, we reversed expenses amounting to $0.6 million for prior years’ litigation due to the expiration of a petition period for certain pending litigation.
Gain on reduction of acquisition payable. Effective January 1, 2006, we acquired 100% of the outstanding equity of Shanghai Magma Under the acquisition agreements, as amended, the amount payable under these agreements was $6,000,000. In February 2008, we and the selling shareholders agreed to further amend the agreements to reduce the consideration payable to $1,000,000 and cancelled the option granted to the selling shareholders. The amount of $1,000,000 was paid in March 2008. The gain on reduction of $5,000,000 in the purchase liability was recognized as other operating income in the first quarter of 2008.
Foreign exchange loss. In the first half of 2008, we converted a significant portion of our U.S. dollar deposits into Euros, which were subsequently converted back into U.S. dollars. We have not historically used derivative instruments to hedge market risks. We recorded a foreign exchange loss of $4.5 million, arising from the decrease in the value of the Euro against the U.S. dollar in the third quarter of 2008. As a result of additional appreciation of the U.S. dollar, we recorded a further exchange loss in the fourth quarter of 2008 of $4.5 million. Currently we hold almost all non-Renminbi cash in U.S. dollars.
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
Business combinations and non-controlling interests
We account for our business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and liabilities we acquired based on their estimated fair values.
From January 1, 2009, we adopted ASC 805 (formerly referred to as SFAS No. 141 (revised 2007), “Business combinations”). Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.
The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.
From January 1, 2009, following the adoption of the authoritative guidance on non-controlling interests, previously issued as SFAS No. 160, “Non-controlling interests in Consolidated Financial Statements — an amendment of ARB No. 51”, now codified in ASC Topic 810, Consolidation, we also renamed minority interests to non-controlling interests and reclassified it on the consolidated balance sheet from the mezzanine section between liabilities and equity to a separate line item in equity except for the redeemable securities that are subject to the guidance in ASC 268 (formerly referred to as EITF Topic D-98, “Classification and Measurement of Redeemable Securities”). We also expanded disclosures in the consolidated financial statements to clearly identify and distinguish our interests from the interests of the non-controlling owners of our subsidiaries. Consolidated net income is adjusted to include net income attributed to the non-controlling interest and consolidated comprehensive income is adjusted to include comprehensive income attributed to the non-controlling interest. We have applied the presentation and disclosure requirements retrospectively for all periods presented.

Revenue Recognition
Wireless value-added services. WVAS revenues are derived from providing personalized media, games, entertainment and communication services to mobile phone and personal handy phone (collectively “mobile phones”) customers of the various subsidiaries of the telecom operators. Fees for these services, which are negotiated in network service agreements with the telecom operators and indicated in the message received on the mobile phone, are charged on a per-use basis or on a monthly subscription basis, and vary according to the type of services delivered.
We contract with the telecom operators for the transmission of wireless services as well as for billing and collection services. The telecom operators provide us with a monthly statement that represents the principal evidence that service has been delivered and triggers revenue recognition for a substantial portion of our revenue. In certain instances, when a statement is not received within a reasonable period of time, we make an estimate of the revenues and cost of services earned during the period covered by the statement based on our internally generated information, historical experience and/or other assumptions that are believed to be reasonable under the circumstances.
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
We recognize revenue for a portion of our 2G services (as well as for a smaller portion of our 2.5G services) on an accrual basis in order to report our quarterly earnings on a timely basis. This involves the use of estimates of monthly revenues based on our internal records for the month and prior monthly confirmation rates with the telecom operators in prior months if we are unable to obtain actual figures from the telecom operators before we finalize our financial statements. We expect the effect of these estimates on our financial results will be more significant on our quarterly results of operations than on our annual results, as we are less likely to receive confirmation on all of our 2G revenues before we disclose our quarterly results. To the extent that our revenues have not been confirmed by the telecom operators for any reporting period, we will need to adjust our revenues in the subsequent periods in which these revenues are confirmed. For the years ended December 31, 2007, 2008 and 2009, the differences between our recorded revenue based on such estimates and actual revenue confirmed subsequently were not material.

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
We recognize artist performance fees and corporate sponsorship or marketing event fees once the performance or the service has been completed. In accordance with the relevant accounting standards for revenue recognition, corporate sponsorship arrangements involving multiple deliverables are broken into single-element arrangements using residual method for revenue recognition purpose. We recognize revenue on the service elements delivered and defer the recognition of revenue for larger of the contractual cash holdback or the fair value of the undelivered service elements until the remaining obligations have been satisfied. We determine the fair value of undelivered service elements based on the price charged for the similar performance or marketing events on a standalone basis. Where we act as the primary obligor in the transaction, revenues are recorded on a gross basis. Where we are considered an agent or where the artists separately contract with the event organizer, revenues are recorded on a net basis.
We license our music to third parties for guaranteed minimum royalty payments and normally receive non-refundable upfront licensing fees. In such cases we recognize revenue on a straight-line basis over the license period and unrecognized revenues are included in liabilities. When the contract provides for additional payments if revenues exceed the minimum amount guaranteed, such amounts are included in revenues when we are notified of our entitlement to additional payments.
We incur costs in producing CD masters, volume CD production, artist and songwriter royalties, and royalties payable to other parties for the use of their work. The cost of record masters and volume CD productions, and royalties paid in advance are recorded in prepaid expenses and other current assets when the sales of the recording are expected to recover the cost and amortized as cost of revenues over the revenue generating period, typically within one year. The decision to capitalize an advance to an artist, songwriter or other party requires significant judgment as to the recoverability of these advances. Advances for royalties and other capitalized costs are regularly assessed for recoverability. The costs of ongoing royalties relating to the live performance, corporate sponsorship and advertising, online and wireless sales and offline CD sales to retail distributors are recognized as incurred.
Our subsidiaries and our VIEs are subject to business tax and related surcharges and value added tax on the revenues earned for services provided and products sold in the PRC. The applicable business tax rate varies from 3% to 5% and the rate of value added tax is 13% on revenues from offline CD distribution. In the accompanying consolidated statements of operations and comprehensive income, business tax and related surcharges for revenues derived from wireless value-added services and recorded music revenues are deducted from gross revenues to arrive at net revenues when incurred.
Stock-based Compensation Cost
We grant equity incentive awards to our employees. Until February 2006 when we commenced granting non-vested shares, all of our equity incentive grants were in the form of stock options.
Effective January 1, 2006, we adopted ASC 718 “Stock Compensation” (formerly referred to as Statement of Financial Accounting Standard 123(R) (“SFAS 123(R)”), which requires all share-based payments to employees and directors, including grants of employee stock options and restricted shares, to be recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. The valuation provisions of ASC 718 apply to new awards, to awards granted to employees and directors before the adoption of ASC 718 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. Under ASC 718, the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation cost not recorded for that number of awards. We recognize stock-based compensation costs net of a forfeiture rate on a straight-line basis over the requisite service period of the award, which is generally the vesting period of the award.

Impairment of Investments in Affiliated Companies
We continually review our investments in each affiliated company to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below its carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reasons for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date, and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. The determination of whether a decline in value is other than temporary requires significant judgment. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. Write-downs for equity method investments are included in equity in earning (loss) of affiliated company.
Goodwill and Intangible Assets Impairment
We test goodwill for impairment by reporting unit on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below their carrying amount. We perform a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. We measure the fair value of each reporting unit primarily using the income approach and using the market approach as a validation of the value derived from income approach. The market approach included using financial metrics and ratios of comparable public companies. When the goodwill was determined to be impaired, we use income approach including discounted cash flow model for each reporting unit and unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the relating industry to determine the amount of any impairment.
We measure impairment of intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the intangible assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the intangible assets. We measure the fair value of intangible assets based on an in-use premise using the discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the relating industry. If different estimates or judgments are utilized, the timing or the amount of the impairment charges could be different.
In the second quarter of 2007, the mobile operators introduced various new policies that adversely impacted our wireless value-added business and this resulted in further uncertainties in our operating environment. By September 30, 2007, our market capitalization was lower than the carrying amount of total net assets, which was an indicator of impairment. At that date we tested the carrying value of acquired intangible assets and goodwill and recorded an impairment charge for acquired intangible assets of $0.6 million and goodwill of $9.6 million. In view of the further decline of our market capitalization at December 31, 2007 and continued difficult operating conditions, we recorded an additional impairment charge for acquired intangible assets of $1.9 million and goodwill of $29.2 million.
During the third quarter of 2008, we performed impairment testing for the music business due to the continued challenging business conditions and reduction in number of concerts and other music events because of the focus on the Olympic Games in Beijing coupled with the decline in the market price of our common stock. This resulted in an impairment for acquired intangible assets of $2.5 million and goodwill of $1.7 million. We again performed impairment testing at December 31, 2008 and recorded a further impairment charge for acquired intangible assets of $0.4 million and goodwill of $0.5 million allocated to recorded music segment. During the annual goodwill impairment test at December 31, 2008, we also determined that our WVAS segment was impaired due to the continued operation losses, thus necessitating a charge of $0.5 million.

During the second quarter of 2009, we performed impairment testing for the music business due to significantly lower than expected performance as a result of the continued challenging business conditions, reduction in number of concerts and other music events. This resulted in an impairment charge for acquired intangible assets of $3.5 million and goodwill of $3.0 million. During the annual goodwill impairment test at December 31, 2009, we also determined that our music segment was impaired due to the continued operation losses, thus necessitating a charge of $0.6 million.
Income Taxes and Valuation allowances
Current income taxes are provided for on the taxable income of each subsidiary on the separate tax return basis in accordance with the relevant tax laws.
Deferred income taxes are provided using the liability method in accordance with ASC 740 (formerly referred to as SFAS No. 109, “Income Taxes”). Under this method, deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
ASC 740-10-25(formerly referred to as Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”) prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of ASC 740-10-25 did not result in a cumulative adjustment to the opening balance of retained earnings as of January 1, 2007. We did not incur any interest or penalties related to potential underpaid income tax expenses, and also does not expect to have a significant increase or decrease in the unrecognized tax benefits within 12 months from December 31, 2009.
In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008, which supersedes the previous income tax laws for foreign invested and domestic invested enterprises in China by adopting a unified tax rate of 25% for most enterprises. Certain enterprises qualifying as a “high and new technology enterprise” may still benefit from a preferential tax rate of up to 15%. In addition, new technology enterprises previously qualified under the previous income tax laws and rules as of December 31, 2007 are eligible to enjoy certain unexpired tax holidays which have been grandfathered in under the New EIT Law, on the condition that they have been re-approved as a “high and new technology enterprise” under the New EIT Law. Two of our subsidiaries, Saiyu and Henan Yinshan, continue to benefit from the preferential tax rate of 25% of the calculated taxable income, which is based on 10% of the revenues. Our qualified new cultural enterprises, Huayi Brothers Broker, Freeland Culture and Secular Bird, were also entitled to a tax exemption in 2008. In December 2008, certain local governments announced the recognition of our subsidiaries and VIEs, including Beijing Palmsky, Beijing Hutong, Beijing Enterprise and Hurray! Solutions Ltd., as “high and new technology enterprises” entitled to a preferential tax rate of 15% effective retroactively from January 1, 2008 through January 1, 2011. In addition, Beijing Hutong is new-technology enterprises located in the Beijing new technology development zone and under PRC Income Tax Laws, is entitled to a three-year tax exemption followed by three years with a 50% reduction in its tax rate, commencing the year of 2004. In 2009, Beijing Hutong was subject to a preferential tax rate of 12.5%.
The New EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for Chinese income tax purposes, they would be subject to the 25% enterprise income tax imposed by the New EIT Law on their worldwide income. Accordingly, if we are deemed to be a PRC tax resident enterprise, our global income will be subject to PRC enterprise income tax at the rate of 25%, which would have a material adverse effect on our financial condition and results of operations. The implementation rules to the NEW EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. resides within China. Under current PRC laws and regulations, it is uncertain whether we would be deemed PRC tax resident enterprises under the New EIT Law.
In accordance with the New EIT Law, dividends which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding tax. In addition, under the tax treaty between the PRC and Hong Kong, if a foreign investor is incorporated in Hong Kong and qualifies as a Hong Kong tax resident, the applicable withholding tax rate is reduced to 5%, if the investor holds at least a 25% interest in the FIE, or 10%, if the investor holds less than a 25% interest in the FIE.

There are no undistributed earnings of our subsidiaries located in the PRC that are available for distribution as of December 31, 2009. In addition, we (i) do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future and (ii) intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business in the PRC. Accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon distributions to us.
Results of Operations
The following discussion of our results of operations for the years ended December 31, 2007, 2008 and 2009 is based upon our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.
Year Ended December 31, 2009 Compared with Year Ended December 31, 2008
Revenues. Our revenues declined 35.8% to $34.6 million in 2009 from $54.0 million in 2008. This decrease was primarily due to our ongoing resource realignment and business integration.
Wireless Value-added Services. Revenues from our WVAS declined 52.7% to $20.2 million for 2009 from $42.7 million for 2008, primarily due to a decline in our SMS, IVR and WAP services. SMS revenues were $5.3 million in 2009, a decline of 60.2% from $13.3 million for 2008. IVR revenues were $3.9 million in 2009, a decline of 68.0% from $12.2 million for 2008. WAP revenues were $3.1 million in 2009, a decline of 58.1% from $7.4 million for 2008.
Recorded Music. In 2009, we expanded our recorded music segment by acquiring 61% of Seed Music Group, a Taiwan based company that focuses on artist development, music production and offline music distribution in the Asia Pacific, especially in China. Revenue from recorded music was $14.5 million in 2009, an increase of 28.2% from $11.3 million for 2008.
Cost of Revenues. Our cost of revenues declined 29.3% to $28.0 million in 2009 from $39.6 million in 2008 due primarily to decreased costs for our WVAS as our WVAS revenues declined. Our decrease in cost of revenue was partly offset by increased costs of our recorded music business as that business grew.
Wireless value-added Services. Our cost of WVAS declined 53.3% to $15.3 million for 2009 from $32.8 million for 2008. This decrease resulted primarily from less amount paid to PRC telecommunications operators as our WVAS revenues decreased and less promotion costs.
Recorded Music. Our cost of recorded music increased 87.6% to $12.6 million for 2009 from $6.7 million for 2008. This increase resulted primarily from increased physical distribution cost and artists’ performance cost in 2009.
Gross Profits. Our gross profits of WVAS decreased 50.8% to $4.8 million for 2009 from $9.8 million for 2008, mainly due to the decreased profits from WVAS. Our gross profits of our recorded music decreased 59.4% to $1.8 million for 2009 from $4.6 million for 2008, mainly due to significant increase in physical CD production cost. Our gross profit margins of WVAS remained stable in 2009 compared with 2008 at about 23% to 24%. Our gross profit margins of recorded music decreased to 12.8% for 2009 from 40.4% for 2008, due primarily to decreased margins for recorded music resulting from increased CD production costs related to physical CD distribution business partially as a result of the acquisition of Seed Music.
Operating Expenses. Our operating expenses increased 47.3% from $22.7 million in 2008 to $33.4 million in 2009, primarily due to an increase of $11.0 million in general and administrative expenses and an increase of $1.5 million in provision for impairment of goodwill and intangible assets, offset by a decrease of $2.8 million in selling and marketing expenses and a decrease of $0.5 million in product development expenses.
Product Development Expenses. Our product development expenses decreased 53.0% to $0.5 million in 2009 from $1.0 million in 2008, mainly due to our restructuring of our research and development departments which lowered our staff costs.
Selling and Marketing Expenses. Our selling and marketing expenses decreased 30.7% to $6.3 million in 2009 from $9.1 million in 2008. The decrease was mainly due to our reduction of sales staff and related staff cost decreased in 2009.
General and Administrative Expenses. Our general and administrative expenses increased 91.9% to $23.0 million in 2009 from $12.0 million in 2008. This increase was mainly due to the Shanda tender offer expense of $2.5 million, write-down of intangible assets of $3.5 million and allowance for doubtful accounts and other current assets of $3.4 million in 2009 as a result of further detailed assessment for these account balances based on the information that became available to us recently in 2009.

Provision for Impairment of Goodwill. We tested the carrying value of goodwill for impairment and recorded an impairment charge of $3.6 million and $2.7 million in 2009 and 2008, respectively. See “-Operating Expenses — Provision for Impairment of Goodwill and Intangible Assets.” Operating loss from Continuing Operations. As a result of the foregoing, operating loss from operations was $26.7 million for 2009 compared with $8.3 million for 2008.
Interest Income and Expense. Interest income was $0.5 million for 2009, compared with $1.6 million for 2008. Interest expense was $0.01 million for 2009 as compared with nil for 2008, which was related to the non-controlling interest shareholder loan from Seed Music.
Foreign Exchange loss. We recorded a foreign exchange loss of $4.5 million, arising from the drop in the value of the Euro against the United States Dollar in the third quarter of 2008. Earlier in the year of 2008 we converted a substantial part of the.S. dollar cash balances into Euro term deposits to improve yield as well as to protect against further dollar weakening. The highly volatile markets in 2008 had seen the dollar strengthen as investors and financial institutions de-leveraged and we recorded a further exchange loss in the fourth quarter of $4.5 million. Currently we hold substantial all non-Renminbi cash in United States dollars.
Other Income. Other income, primarily government tax subsidies, was $0.3 and $0.2 million in 2009 and 2008, respectively.
Income Taxes. Income taxes were an expense of $0.2 and $0.5 million in 2009 and 2008, respectively.
Equity in loss of affiliated company. The equity in the loss of New Run was $0.9 million in 2009 as compared with equity in the income of New Run of $0.06 million in 2008.
Impairment of Investment in affiliated company. We tested our investments in our affiliated music company, New Run, (which is accounted for using the equity method) for impairment and recorded a write-down of nil and $1.9 million in 2009 and 2008, respectively.
Net Loss from Continuing Operations. Net loss from continuing operations was $27.1 million for 2009 compared with a net loss of $12.7 million for 2008.
Net Income from Discontinued Operations. Effective August 1, 2007, we accounted for our software and systems integration business (“SSI Business”) as a discontinued operation. The net income from discontinued operations was $0.2 and $0.4 million in 2009 and 2008, respectively, representing the gain recognized on the sale of the SSI Business.
Net Loss. As a result of the foregoing, net loss was $26.8 million for 2009, which included provisions for account receivables and other current assets of $3.4 million, professional service fees relating to the Shanda tender offer of $2.5 million, an impairment charge of $3.6 million for goodwill, a write-down of intangible assets of $3.5 million, as compared with net loss of $12.3 million for 2008, which included a foreign exchange loss of $9.0 million, an impairment charge of $2.7 million for goodwill, an impairment charge of $1.9 million for investment in the music affiliate, and a write-down of intangible assets of $2.9 million.
Net Loss attributable to the non-controlling interests and redeemable non-controlling interest Net loss attributable to the non-controlling interests and redeemable non-controlling interest was $4.2 million for 2009, compared with $0.3 million for 2008.
Net Loss attributable to Hurray! Holding Co., Ltd. As a result of the foregoing, we have net loss attributable to Hurray! Holding Co., Ltd. of $22.7 million for 2009, compared with $12.0 million for 2008.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007
Revenues. Our revenues declined 10.9% to $54.0 million in 2008 from $60.5 million in 2007. This decrease was primarily due to a decline in demand for WVAS in 2008.
Wireless Value-added Services. Revenues from our WVAS declined 14.7% to $42.7 million for 2008 from $50.0 million for 2007, primarily due to a decline in our IVR and WAP services. IVR revenues were $12.2 million in 2008, a decline of 29.1% from $17.2 million for 2007. WAP revenues were $7.4 million in 2008, representing a decline of 41.3% from $12.6 million for 2007. SMS and Java™ revenues were $13.3 million and $2.3 million in 2008, representing an increase of 20.9% and 64.3% from $11.0 million and $1.4 million for 2007, respectively.
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
Wireless value-added Services. Our cost of WVAS declined 9.8% to $32.8 million for 2008 from $36.4 million for 2007. This decrease resulted primarily from less amount paid to PRC telecommunications operators as our WVAS revenues decreased and less promotion costs.
Recorded Music. Our cost of recorded music increased 8.0% to $6.7 million for 2008 from $6.2 million for 2007. This increase resulted primarily from increased commercial development and artists’ performance cost in 2008.
Gross Profits. Our gross profits of WVAS decreased 27.9% to $9.8 million for 2008 from $13.6 million for 2007, mainly due to the decreased profits from WVAS. Our gross profits of our recorded music slightly increased 7.1% to $4.6 million for 2008 from $4.3 million for 2007. Our gross profit margins of WVAS decreased to 23.0% for 2008 from 27.3% for 2007 , due primarily to decreased margins for WVAS resulting from declining sales of our higher margin WAP services and increased marketing, promotion and distributions costs related to SMS and IVR services. Our gross profit margins of recorded music remained stable in 2008 of 40.4% compared with 40.6% in 2007.
Operating Expenses. Our operating expenses decreased 63.1% from $61.5 million in 2007 to $22.7 million in 2008, primarily due to a decrease of $35.7 million in provision for impairment of goodwill and intangible assets, a decrease of $2.4 million in selling and marketing expenses and a decrease of $1.0 million in product development expenses, offset by an increase of $2.9 million in general and administrative expenses.
Product Development Expenses. Our product development expenses decreased 51.1% to $1.0 million in 2008 from $2.0 million in 2007, mainly due to the restructuring of our research and development departments in March 2008 which lowered our staff costs.
Selling and Marketing Expenses. Our selling and marketing expenses decreased 20.7% to $9.1 million in 2008 from $11.5 million in 2007. The decrease was mainly due to the fact that we recorded a write-down of $1.8 million for intangible assets of WVAS in 2007 compared with a write-down of $0.4 million in 2008.
General and Administrative Expenses. Our general and administrative expenses increased 31.1% to $12.0 million in 2008 from $9.1 million in 2007. This increase was mainly due to the write-down of intangible assets of $2.5 million in 2008.
Provision for Impairment of Goodwill. We tested the carrying value of goodwill for impairment and recorded an impairment charge of $2.7 million and $38.8 million in 2008 and 2007, respectively. See “-Operating Expenses — Provision for Impairment of Goodwill and Intangible Assets.”
Loss from Continuing Operations. As a result of the foregoing, loss from operations was $8.3 million for 2008 compared with loss from operations of $43.6 million for 2007.
Interest Income and Expense. Interest income was $1.6 million for 2008, compared with $2.3 million for 2007. Interest expense was nil for 2008 as compared with $0.2 million in 2007, which was related to the acquisition payables for Shanghai Magma.
Foreign Exchange loss. We recorded a foreign exchange loss of $9.0 million in 2008, arising from the depreciation in value of the Euro against the U.S. dollar.

Other Income. Other income, primarily government tax subsidies, was $0.2 and $0.5 million in 2008 and 2007, respectively.
Income Taxes. Income taxes were an expense of $0.5 million in 2008 and a benefit of $0.2 million in 2007.
Equity in Results of Affiliate. The equity in the income of New Run was $0.06 million in 2008 as compared with equity in the loss of New Run of $0.06 million in 2007.
Impairment of Investment in Music Affiliate. We tested our investments in our affiliated music company, New Run, (which is accounted for using the equity method) for impairment and recorded a write-down of $1.9 million in 2008.
Net Loss from Continuing Operations. Net loss from continuing operations was $12.7 million for 2008 compared with a net loss of $40.8 million for 2007.
Net Income from Discontinued Operations. Effective August 1, 2007, we accounted for our software and systems integration business (“SSI Business”) as a discontinued operation. The net income from discontinued operations was $0.4 million in 2008 representing the gain recognized on the sale of the SSI Business, compared with net loss of $0.4 million in 2007.
Net Loss. As a result of the foregoing, net loss was $12.3 million for 2008, which included a foreign exchange loss of $9.0 million, an impairment charge of $2.7 million for goodwill, an impairment charge of $1.9 million for investment in the music affiliate, and a write-down of intangible assets of $2.9 million, as compared with net loss of $41.3 million for 2007, which included an impairment charge of $41.3 million.
Net Loss (income) attributable to the non-controlling interests and redeemable non-controlling interest Net loss attributable to the non-controlling interests and redeemable non-controlling interest was $0.3 million for 2008, compared with net income of $0.7 million for 2007.
Net Loss attributable to Hurray! Holding Co., Ltd. As a result of the foregoing, we have net loss attributable to Hurray! Holding Co., Ltd. of $12.0 million for 2008, compared with $42.0 million for 2007.
B. LIQUIDITY AND CAPITAL RESOURCES
Cash Flows and Working Capital
The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	For the Year Ended December 31,
	2009	2008	2007
	(in thousands of U.S. dollars)
Net cash (used in) provided by operating activities	$(1,455)	$(5,553)	$(2,055)
Net cash used in investing activities	(9,376)	(2,265)	(8,120)
Net cash provided by (used in) financing activities	3	2	16

Net (decrease) in cash and cash equivalents	$(10,828)	$(7,816)	$(10,159)

Our net cash used in operating activities in 2009 was $1.5 million. This was primarily attributable to net loss attributable to our company of $22.7 million, adding back non-cash expenses of an impairment charge of $3.6 million for goodwill, a write-down of intangible assets of $3.5 million, $3.4 million for allowance for doubtful accounts, $1.7 million in depreciation and amortization, which was offset in part by the non-cash gain of $0.4 million from change in fair value of contingent consideration, a reversal of deferred tax liability of $1.4 million as a result of the amortization and impairment of acquired intangible assets, $6.4 million decrease in accounts receivable due to the proceeds received mainly from telecom operators, $2.7 million decrease in prepaid expenses and other current assets due to the collection of miscellaneous receivables due from employees or artists and relating items expensed according to the beneficial period, an increase in accrued expenses and other current liabilities of $2.3 million due to certain accrued liabilities not paid as of December 31, 2009.

Our net cash used in operating activities in 2008 was $5.6 million. This was primarily attributable to net loss attributable to our company of $12.0 million, adjusted for an add-back of non-cash expenses of an impairment charge of $2.7 million for goodwill, an impairment charge of $1.9 million for our investment in New Run, a write-down of intangible assets of $2.9 million, $3.3 million in depreciation and amortization partially offset by a non-cash gain of $5.0 million arising from a reduction of an acquisition payable and $1.6 million from a reduction of China Unicom liabilities, an increase in prepaid expenses and other current assets of $1.1 million due to advanced payment of music business, and a decrease in accounts receivable of $3.5 million due to the collection from operators.
Our net cash used in operating activities in 2007 was $2.1 million. This was primarily attributable to net loss attributable to our company of $41.9 million, as adjusted for an add-back of non-cash expenses of $41.3 million in impairment of goodwill and other intangible assets and $3.7 million in depreciation and amortization, which was offset in part by a $2.1 million increase in accounts receivable due to the significant increase in revenue from record music and $3.2 million increase in receivables from disposal of a subsidiary that has not been collected.
Net accounts receivable decreased from $14.7 million as of December 31, 2007 to $12.7 million as of December 31, 2008 and sharply decreased to $3.2 million as of December 31, 2009. The decrease from 2007 to 2008 was primarily due to the decrease in WVAS revenues. The decrease from 2008 to 2009 was primarily due to the subsequent collection and allowance for doubtful accounts. The average collection time for our accounts receivable was 78 days in 2007, increasing to 93 days in 2008 and decreasing to 84 days in 2009.
Net cash used in investing activities was $9.4 million in 2009, of which $10.0 million was used in short-term investments, $0.7 million was used for the purchase of fixed assets, which amounts were partially offset by the cash balance of $1.0 million arising from the acquisition of Seed Music and the proceeds from the disposal of a subsidiary of $0.3 million. Net cash used in investing activities was $2.3 million in 2008, of which $4.7 million was used for the payments made in respect of the recent acquisition of Seed Music and payments relating to the earlier acquisitions of Shanghai Magma and Henan Yinshan; $1.7 million was used for the purchase of intangible assets and $0.3 million was used for the purchase of fixed assets, which amounts were partially offset by the proceeds from the disposal of a subsidiary of $4.5 million. Net cash used in investing activities was $8.1 million in 2007, of which $3.2 million was used in the acquisition of equity interests in Shanghai Saiyu, Henan Yinshan, Fly Songs and Secular Bird and $2.5 million was used in the acquisition of an equity affiliate, New Run. Our total capital expenditures for computer hardware, software and office equipment for the years ended December 31, 2009, 2008 and 2007 were $0.7 million, $0.3 million and $0.9 million, respectively. Our capital divestitures are not material.
Net cash provided by financing activities was $2,500 for 2009, $1,500 for 2008 and $16,334 for 2007 resulting from the proceeds arising in connection with the exercise of stock options.
We generally keep our cash in U.S. dollar or RMB denominated bank accounts or short-term time deposits for two principal purposes: to finance our operations and to manage the interest rate and currency risks arising from our operations. We adjust the amount of cash held in U.S. dollars and RMB from time to time to maximize our interest rate returns and to ensure that we have sufficient RMB for our operational needs, including for lease and other commitments. In the first half of 2008, we converted a significant portion of our U.S. dollar deposits into Euros, which were subsequently converted back into U.S. dollars. We have not historically used derivative instruments to hedge market risks. We recorded a foreign exchange loss of $4.5 million, arising from the decrease in the value of the Euro against the U.S. dollar in the third quarter of 2008. As a result of additional appreciation of the U.S. dollar, we recorded a further exchange loss in the fourth quarter of 2008 of $4.5 million. Currently we hold all non-Renminbi cash in U.S. dollars.
We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 12 months. However, our recent investment in Ku6 may have an impact on our future liquidity or capital resources in the near term as we are required to make capital expenditures to purchase licensed content for our online video business. We may allocate a significant portion of our working capital to the finance such acquisitions, working capital which would otherwise be available for our other business segments. We may require additional cash resources due to the cost of running our online video business or due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to issue debt securities or additional equity or to obtain bank borrowings. The issue of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations and the placement of liens over some or all of our assets. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment, which may have a material effect upon our liquidity and capital resources.

Indebtedness
As of December 31, 2009, other than $17,554 in respect of capital leasing of equipment in our Beijing office we did not have any indebtedness or any material debt securities, mortgages or liens. In addition, as of December 31, 2009, we did not have any material contingent liabilities. We may, however, be obligated to make certain earn-out payments in connection with our investment in Seed Music, as discussed under “Tabular Disclosure of Contractual Obligations” below.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
See Item 4.B. “Information On the Company — Business Overview — Product and Content Development,” “—Infrastructure and Technology,” and “—Intellectual Property and Proprietary Rights.”
Our research and development expenditures were $0.5 million, $1.0 million and $2.0 million in 2009, 2008 and 2007, respectively.
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
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table sets forth our contractual obligations as of December 31, 2009:

	Payments Due by Period
		Less than	1-3	3-5
	Total	1 year	years	years
	(in thousands of U.S. dollars)
Operating lease commitments	$862	$492	$370	$—
Other contractual commitments*	2,024	852	1,172	—

Total contractual obligations	$2,886	$1,344	$1,542	$—

*	Represents non-cancelable agency agreements with certain artists that provide for minimum payments.
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
Contingent Acquisition Payments
In connection with the acquisition of Freeland Music in 2006, other than the initial consideration of $7,560,000 in cash, we agreed to contribute up to $940,000 in cash as a capital injection into Freeland Music, or make additional payment of $375,000 to the original selling shareholders in cash, or decrease our share percentage in Freeland Music from 60% to 56%, at the selling shareholders’ option, contingent upon the attainment of specific earnings objectives for the twelve-month period ended December 31, 2009. As Freeland did not achieve the specified earnings target, we were not required need to make additional payment.

In connection with the acquisition of Secular Bird in 2007, other than the initial consideration of $576,066 in cash, we agreed to make capital injections of up to $626,287 into Secular Bird and make additional payment of up to $223,346 to the original selling shareholders, contingent upon the attainment of specific earnings objectives for the twelve-month period ended August 2009. As the actual net income of Secular Bird for the twelve months period ended August 31, 2009 has not met the specified earnings objectives, we were not required to make any further capital injection.
In connection with the acquisition of Seed Music, other than the initial consideration of $2,507,438 in cash, there are further contingent payments according to the agreements based on Seed Music’s operating performance. The contingent payments will be paid in cash if Seed Music exceeds the performance target. If not, the selling holders are obligated to transfer certain shares or make cash payments to us. Although the maximum contingent consideration is material to us, payment of such amount is considered remote. We do not expect to make any contingent payments based on the current performance of Seed Music.
Holding Company Structure
We are a holding company with no operations of our own. Our operations are principally conducted through Beijing Hurray! Times. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon service fees paid by our VIEs to Beijing Hurray! Times, and dividends and other distributions paid by those subsidiaries. If any of our subsidiaries or our VIEs incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay service fees or dividends to Beijing Hurray! Times or us. In addition, Chinese legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our subsidiaries are also required to set aside a portion (at least 10%) of their after tax net income, if any, each year for certain reserve funds. These reserve funds are not distributable as cash dividends.

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
Between 2003 and 2009, the exchange rate between Renminbi and U.S. dollars has varied by approximately 17.6%. If the Renminbi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2009 which was used in preparing our audited financial statements as of and for the year ended December 31, 2009, our net asset value, as presented in U.S. dollars, would have been reduced by $0.1 million and $0.6 million, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by $0.1 million and $0.6 million, respectively.
Inflation
Inflation has not materially impacted our results of operations in recent years. However, in 2009, China experienced significantly increased inflation, which, if it continues at that level or increases further, could have an adverse impact on our financial condition and result of operation in future periods. According to the China Statistical Bureau, China’s overall national inflation rate, as measured by the general consumer price index, was approximately 0.7%, 5.9% and 4.8% in 2009, 2008 and 2007, respectively.

Credit Risk
We depend on the billing systems of the telecom operators to charge the mobile phone customers through mobile phone bills and to collect payments from customers for WVAS business. Recorded music services are delivered through our majority-controlled music companies, which contract with music artists and composers to perform and produce music and collects receivables from music customers. We generally do not require collateral for our accounts receivable.
TAXATION
In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008, which supersedes the previous income tax laws for foreign invested and domestic invested enterprises in China by adopting a unified tax rate of 25% for most enterprises. Certain enterprises qualifying as a “high and new technology enterprise” may still benefit from a preferential tax rate of up to 15%. In addition, new technology enterprises previously qualified under the previous income tax laws and rules as of December 31, 2007 are eligible to enjoy certain unexpired tax holidays which have been grandfathered in under the New EIT Law, on the condition that they have been re-approved as a “high and new technology enterprise” under the New EIT Law. Two of our subsidiaries, Saiyu and Henan Yinshan, continue to benefit from the preferential tax rate of 25% of the calculated taxable income, which is based on 10% of the revenues. Our qualified new cultural enterprises, Huayi Brothers Broker, Freeland Culture and Secular Bird, were also entitled to a tax exemption in 2008. In December 2008, certain local governments announced the recognition of our subsidiaries and VIEs, including Beijing Palmsky, Beijing Hutong, Beijing Enterprise and Hurray! Solutions Ltd., as “high and new technology enterprises” entitled to a preferential tax rate of 15% effective retroactively from January 1, 2008 through January 1, 2011. In addition, Beijing Hutong is new-technology enterprises located in the Beijing new technology development zone and under PRC Income Tax Laws, is entitled to a three-year tax exemption followed by three years with a 50% reduction in its tax rate, commencing 2004. In 2009, Beijing Hutong was subject to a preferential tax rate of 12.5%.
The New EIT Law includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for Chinese income tax purposes, they would be subject to the 25% enterprise income tax imposed by the New EIT Law on their worldwide income. Accordingly, if we are deemed to be a PRC tax resident enterprise, our global income will be subject to PRC enterprise income tax at the rate of 25%, which would have a material adverse effect on our financial condition and results of operations. The implementation rules to the NEW EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. resides within China. Under current PRC laws and regulations, it is uncertain whether we would be deemed PRC tax resident enterprises under the New EIT Law.
In accordance with the New EIT Law, dividends which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding tax. In addition, under the tax treaty between the PRC and Hong Kong, if a foreign investor is incorporated in Hong Kong and qualifies as a Hong Kong tax resident, the applicable withholding tax rate is reduced to 5%, if the investor holds at least a 25% interest in the FIE, or 10%, if the investor holds less than a 25% interest in the FIE.
There are no undistributed earnings of our subsidiaries located in the PRC that are available for distribution as of December 31, 2009. In addition, we (i) do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future and (ii) intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business in the PRC. Accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon distributions to us.
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

Subject to the approval of the relevant tax authorities, Hurray! Solutions and other VIEs had total tax loss carryforwards of approximately $14.2 million and $22.0 million as of December 31, 2008 and 2009, respectively, for enterprise income tax purposes, which will expire by various years through 2014. These tax loss carryforwards give rise to potential deferred tax assets totaling $2.7 and $5.5 million as of December 31, 2008 and 2009, respectively. Considering the accumulative loss incurred for Hurray! Solutions and other VIEs, these entities may not generate sufficient net income within the carry-forward period to realize the full tax benefit of these past net losses and other temporary deductible difference, accordingly, we have established a valuation allowance for the full amount of the net deferred tax assets.
Hurray Technologies (HK) Ltd., (“Hurray Technologies”), our 99% owned subsidiary, is subject to income tax in Hong Kong. Hong Kong companies are generally subject to taxes at 17.5%, 16.5% and 16.5% for the years ended December 31, 2007, 2008 and 2009. Hurray Technologies has not, however, paid any income taxes in Hong Kong because to date it has not any profit.
RECENTLY ISSUED ACCOUNTING STANDARDS
On April 9, 2009, the FASB issued ASC320 (formerly referred to as FSP No. 115-2 and FSP 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”), which amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The ASC320 does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The adoption of ASC320 has no material effect on our consolidated results of operations and financial condition.
In April 2009, the FASB issued ASC820-10-65-4 (formerly referred to as FSP No. 157-4 “Determining Whether a Market is Not Active and a Transaction Is Not Distressed”), which clarifies when markets are illiquid or that market pricing may not actually reflect the “real” value of an asset. If a market is determined to be inactive and market price is reflective of a distressed price then an alternative method of pricing can be used, such as a present value technique to estimate fair value. The guidance identifies factors to be considered when determining whether or not a market is inactive, and would be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009 and shall be applied prospectively. The adoption of ASC820-10-65-4 has no material effect on our financial statements.
In April 2009, the FASB issued ASC805-20-35 (formerly referred to as FSP No.FAS 141R-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” ). ASC805-20-35 amends the provisions for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. ASC805-20-35 eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria and instead carries forward most of the provisions in ASC805 for acquired contingencies. ASC805-20-351 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. We do not expect ASC805-20-35 to have any impact on our consolidated results of operations and financial condition.
In May 2009, the FASB issued ASC855 (formerly referred to as SFAS No. 165 “Subsequent Events”), which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC855 is effective after June 15, 2009. In February 2010, the FASB issued ASU 2010-09 which updates ASC 855 and removes the requirement to disclose the date through which an entity has evaluated subsequent events. ASU 2010-09 became effective immediately. The adoption of ASC 855 did not have a material impact on our financial statements.
In June 2009, FASB issued ASC 105 (formerly referred to as SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162). ASC 105 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective for our reporting period ending on September 30, 2009. Beginning with the third fiscal quarter of 2009, our references made to U.S. GAAP use the new Codification numbering system prescribed by the FASB. As the Codification is not intended to change or alter existing U.S. GAAP, we do not expect ASC 105 to have any impact on the our consolidated results of operations and financial condition.

In June 2009, the FASB issued ASC860 (formerly referred to as SFAS No.166 “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No.140,”). ASC860 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. ASC860 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. We do not expect ASC860 to have any impact on the our consolidated results of operations and financial condition.
In June 2009, the FASB issued amendments to various sections of ASC 810 (formerly referred to as SFAS No. 167 “Amendments to FASB Interpretation No. 46(R),” which amends FASB Interpretation No. 46 (revised December 2003)) to address the elimination of the concept of a qualifying special purpose entity. Such amendments to ASC 810 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, such amendments to ASC 810 provide more timely and useful information about an enterprise’s involvement with a variable interest entity. These amendments to ASC 810 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. We are currently evaluating the impact of the adoption of ASC 810 on our financial statements and do not expect a significant impact.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The names of our current directors and executive officers, their ages as of April 1, 2010 and the principal positions with us held by them are as follows:

Name	Age	Position
Tianqiao Chen(1)	36	Director and Chairman of the Board
Danian Chen	31	Director
Grace Wu (1)	39	Director
Haifa Zhu (1)	37	Director
Haibin Qu	36	Director and acting Chief Executive Officer
Shanyou Li	37	Director and CEO of Ku6
Zheng Wu(2)	43	Director
Tongyu Zhou(2)	41	Director
Wenwen Niu(2)	45	Director
Li Yao	36	Acting Chief Financial Officer
Haoyu Yang	38	Executive Vice President
Yanmei Zhang	45	Executive Vice President
Jianwu Liang	29	Chief Technology Officer and Senior Vice President

(1)	Member of the compensation committee

(2)	Member of the audit committee

Biographical Information
Tianqiao Chen. Mr. Chen has served as Chairman of the Board since July 24, 2009. Mr. Chen is one of the co-founders of Shanda and has served as the chairman of the board of directors and chief executive officer of Shanda since its inception in December 1999. From 1998 to 1999, Mr. Chen served as the deputy director of the office of the president of Kinghing Trust & Investment Co., Ltd. From 1994 to 1998, Mr. Chen served in various management positions with Shanghai Lujiazui Group. Mr. Chen serves as a member of the board of directors of SinoMedia Holding Ltd., which is listed on the Hong Kong Stock Exchange. Mr. Chen holds a bachelor’s degree in economics from Fudan University.
DaNian Chen. Mr. Chen has served on our board of directors since January 19, 2010. Mr. Chen has served as chief operating officer of Shanda since April 2008 and as a director since 1999. Previously, he served as Shanda’s director of products, vice president, senior vice president, and executive senior vice president. Prior to joining Shanda, he held various positions with Xinghui International Transport Company, Haijie Shipping Agency Company, and Jinyi Network Company from 1996 to 1999.
Grace Wu. Ms. Wu has served on our board of directors since July 24, 2009. Ms. Wu has served as Shanda’s senior vice president since April 2008, chief financial officer since November 2007 and a director since December 2007. Ms. Wu previously served as Shanda’s vice president from November 2007 to March 2008 and vice president of strategic investments from October 2007 to November 2007. Prior to joining Shanda, Ms. Wu spent five years with AU Optronics Corp., where she was responsible for financial planning and analysis, investor relations and capital markets activities. Prior to that, Ms. Wu worked at Goldman Sachs and Lehman Brothers where she divided her responsibilities between the equity capital markets and investment banking divisions. Ms. Wu holds a bachelor’s degree from National Taiwan University and a Master of International Affairs degree in international banking and finance from Columbia University.
Haifa Zhu. Mr. Zhu has served on our board of directors since July 24, 2009. Mr. Zhu has served as chief investment officer and senior vice president of Shanda since April 2008. Mr. Zhu previously served as Shanda’s assistant vice president of investments, director of platform operations, director of central user platform and deputy director of new business center. Prior to joining Shanda, Mr. Zhu was responsible for investments at Nuovo Assets Investment Ltd. from 2001 to 2004. Prior to joining Nuovo Assets Investment Ltd., Mr. Zhu worked in technology management for Shanghai Academy of Science from 1996 to 2001. Mr. Zhu holds a master’s degree in business administration and a bachelor’s degree from Fudan University.
Haibin Qu. Mr. Qu has served on our board of directors since July 24, 2009. Mr. Qu has served as Shanda’s senior executive vice president since August 2005. Mr. Qu previously served as Shanda’s senior vice president from July 2003 to August 2005, vice president from September 2002 to June 2003 and director of business development from February 2000 to August 2002. Prior to joining Shanda, Mr. Qu served as a vice president of Shanghai Fuwei Technology Development Co., Ltd. from September 1996 to December 1999. Mr. Qu holds a bachelor’s degree in mechanics from Fudan University.
Shanyou Li. Mr. Li has served on our board of directors since January 19, 2010. Mr. Li is the Founder and Chief Executive Officer of Ku6. From 2000 to 2006, Mr. Li served in various senior management positions with Sohu.com. Prior to that, Mr. Li worked for Motorola, Alcoa Group and Bausch & Lomb. Mr. Li holds a bachelor’s degree in mathematics from Nankai University and an EMBA from China Europe International Business School.
Zheng Wu. Mr. Wu has served has served as an independent director on our board of directors since September 1, 2009. Mr. Wu also has served as a director of Shanda Interactive Entertainment Limited since October 2006. Mr. Wu is the Co-Founder and Chairman of The Sun Media Investment Holding Group of Companies, one of China’s largest privately held media groups with investment interests in 20 media-related companies and a portfolio of over 60 media brands and products. Mr. Wu served as Co-Chairman of SINA Corporation from 2001 to 2002 and as the Chief Operating Officer of ATV, one of the two free-to-air networks in Hong Kong, from June 1998 until February 1999. Mr. Wu received his Diploma of Studies in French civilization from the University of Savoie, France, in 1987. He graduated with a Bachelor of Science in Business Administration-Finance from Culver-Stockton College in Missouri in December 1990. He received his Master of Arts in International Affairs degree from Washington University, Missouri in 1993 and a Ph.D. in the International Politics Department of College of Law, Fudan University, Shanghai, China, in 2001.
Tongyu Zhou. Ms. Zhou has served as an independent director on our board of directors since September 1, 2009. Ms. Zhou is the Founder and Chairman of Shanghai Weida Hi-Tech Group Co., Ltd., a leading and comprehensive enterprise engage in IT product distribution, real estate development, infrastructure construction, fast moving consumer goods sales and marketing in China since 1994. Ms. Zhou is a member of the national committee of CPPCC and Chinese National Youth Union, vice president of the Chinese Young Entrepreneurs’ Association and Shanghai Chamber of Commerce. Ms. Zhou received a Ph.D. in economics from Fudan University in 2008 and an MBA from China Europe International Business School in 2002.

Wenwen Niu. Mr. Niu has served as an independent director on our board of directors since July 31, 2009. Mr. Niu is the publisher and creator of ‘The Founder’ magazine and a professional industry commentator. Mr. Niu joined Economic Daily Group in 1991 and was awarded “China News Prize” for three times in two consecutive years. In 1999, Mr. Niu was the editor-in-chief of China Entrepreneur Magazine and he was also a member of the jury of “Top 10 Economic Leaders” of CCTV. ‘The Founder’ magazine was created in 2008 by Mr Niu after he resigned from China Entrepreneur and the magazine began publishing in the same year. In addition, Mr. Niu earned his Master degree in economics and graduated from Cheung Kong Graduate School of Business (CHGSB) EMBA program.
Li Yao. Mr. Yao has served as our acting Chief Technology Officer since October 15, 2009. Mr. Yao has served as Shanda’s associate president and financial director since November 2007. Mr. Yao also serves as a member of the board of directors and Chief Financial Officer of Actoz Soft Co., Ltd. Prior to joining Shanda, Mr. Yao was devoted in public accounting sector, including over 11-year experience with KPMG Huazhen Certified Public Accountants and holds extensive finance and M&A expertise in a wide range of industries. Mr. Yao graduated from the College of International Business and Management, Shanghai University, majoring in Finance and Accounting. In addition, he is a member of the Institute of Certified Public Accountants of People’s Republic of China.
Yanmei Zhang. Ms. Zhang has served as our Senior Executive Vice President since October 26, 2009. Ms. Zhang joined Shanda in 2005 as Vice President and in August 2005 was appointed as Shanda’s Senior Vice President. Prior to joining Shanda, Ms. Zhang served with Sony as Vice President (China), Human Resources Minister (China) and international expert and personnel positions from 1991 to 2004. At the same time, Ms. Zhang also served as director of Beijing Foreign Enterprise Human Resources Institute and Senior Adviser to the Peking University Guanghua School of Management. Ms. Zhang graduated from South Carolina State University and has received an MBA degree.
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
Jianwu Liang. Mr. Liang has served as our Acting Chief Financial Officer since October 21, 2009 and has served as Shanda’s online Chief Technology Officer since April 2008. Mr. Liang previously served as Shanda’s Business Unit Vice President. Mr. Liang joined Shanda in February 2002 and in 2005 helped to formulate the center’s billing platform. Prior to joining Shanda, Mr. Liang worked in a software development company in Shanghai from 2000 to 2002. Mr. Liang graduated from Shanghai Jiaotong University in 2000 with bachelor’s degree in applied mathematics.
B. Compensation
Compensation of Directors and Executive Officers
After acquiring 51% of our outstanding shares pursuant to a tender offer in July 2009 (which amount has decreased to approximately 42.0% as of April 1, 2010) Shanda subsequently began compensating all of our officers and directors, except for one officer, Haoyu Yang.
In 2009, we paid an aggregate of approximately $553,540 and $135,413 in compensation to our executive officers and non-executive directors, respectively.
Full-time employees of our company and our subsidiaries in China participate in a government-mandated multi-employer defined contribution plan pursuant to which pension benefits, medical care, unemployment insurance and other welfare benefits are provided to those employees. The total provision for such employee benefits, corresponding to the full amount of our company’s obligation in connection therewith was $2,583,079 for 2009.
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

Amendment or Termination of 2004 Plan. Under the 2004 Plan, our board may at any time terminate, suspend, or amend the 2004 Plan in any respect, except that no termination, suspension or amendment will be effective without shareholder approval if such approval is required to comply with any law, regulation or stock exchange rule and no such change may adversely affect any award previously granted without the consent of the recipient. The 2004 Plan will expire on the tenth anniversary of the date that it was approved by the shareholders.]
C. Board Practices
For information regarding the terms of our current directors and the period during which our officers and directors have served in their respective positions, please refer to Item 6.A. “— Directors and Senior Management” above.
Our board of directors held five meetings and took action on 15 occasions by unanimous written consent during 2009. We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and one of our director attended the annual general meeting of shareholders held on October 16, 2009. Our board has determined that three of our current board members, Zheng Wu, Tongyu Zhou and Wenwen Niu, are “independent” as defined in Rule 5605(a)(2) of the NASDAQ Listing Rules.
Our board has discontinued the nominating committee from September 18, 2009. Our board has two current committees: the audit committee and the compensation committee.
In 2009, our audit committee held four meetings. Our audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.
Our compensation committee held one meeting in 2009. Our compensation committee’s functions are to review and make recommendations to our board of directors regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors.
No interlocking relationships have existed between our board of directors or compensation committee and the board of directors or compensation committee of any other company.
The audit and compensation committees operate under written charters setting forth the functions and responsibilities of each such committee. Copies of those charters are available on our website at www.hurray.com. The members of our audit and compensation committees are Zheng Wu, Tongyu Zhou and Wenwen Niu, each of whom satisfies the “independence” and financial literacy requirements of the NASDAQ rules. Our board of directors has determined that Zheng Wu is an “audit committee financial expert” as that term is defined in Item 16A of Form 20-F.
D. Employees
As of December 31, 2009, 2008 and 2007, we had 230, 328 and 444 full-time employees, respectively. In addition, our affiliated music companies (Freeland Music, Huayi Brothers Music, New Run, and Secular Bird) had an aggregate of 120 employees as of December 31, 2009. Seed Music Group had 47 employees. None of our personnel are represented under collective bargaining agreements.
E. Share Ownership
The following table sets forth certain information known to us with respect to the beneficial ownership as of April 1, 2010 by:
•	all persons who are beneficial owners of five percent or more of our ordinary shares;
•	our current executive officers and directors; and
•	all current directors and executive officers as a group.

As of April 1, 2010, 2,938,063,544 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the US Securities and Exchange Commission, or SEC, governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

Number of Shares
Beneficially Owned
Name	Number	Percentage
5% and above Shareholders
Shanda Interactive Entertainment Ltd	1,233,161,592	41.97%
Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110(1)
Granite Global Ventures	256,850,015	8.74%
2494 Sand Hill Road Suite 100 Menlo Park, CA 94025 United States(2)

Executive Officers and Directors(3)
Shanyou Li(3)	274,077,076	9.33%
Tianqiao Chen	—	—
Danian Chen	—	—
Grace Wu	—	—
Haifa Zhu	—	—
Haibin Qu	—	—
Shanyou Li	—	—
Zheng Wu	—	—
Tongyu Zhou	—	—
Wenwen Niu	—	—
Li Yao	—	—
Haoyu Yang	—	—
Yanmei Zhang	—	—
Jianwu Liang	—	—
All current directors and executive officers as a group (11 persons)	274,077,076	9.33%

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this table, would beneficially own less than 1% of our ordinary shares.
(1)	Shanda Interactive Entertainment Ltd, through Shanda Music Group Limited accepted 1,155,045,300 Shares (including Shares represented by ADSs) by Tender Offer Agreement among Shanda Interactive Entertainment Ltd, Shanda Music Group Limited and Hurray! Holding Co., Ltd. dated as of June 8, 2009. On September 18, 2009, Shanda Music Group Limited acquired additional 78,116,292 Shares (including Shares presented by ADSs) pursuant to the Share Transfer Agreements.
(2)	Granite Global Ventures is an investment adviser.
(3)	Includes (i) 257,106,176 ordinary shares held by KUMELLA HOLDINGS LIMITED, (ii) 8,999,200 ordinary shares held by Li Shanyou, and (iii) 79,717 American Depositary Shares held by Li Shanyou, each representing 100 ordinary shares of the Issuer. KUMELLA HOLDINGS LIMITED is a British Virgin Islands company, with Li Shanyou holding approximately 88.27% of its equity interest and other three individuals holding the remaining 11.73% of its equity interest. In addition, each of such three individual shareholders of KUMELLA HOLDINGS LIMITED has granted a power of attorney to the board of directors of KUMELLA HOLDINGS LIMITED to exercise the voting rights with respect to shares held by such individual shareholder. Li Shanyou is currently serving as the sole director on the board of KUMELLA HOLDINGS LIMITED. Therefore, Li Shanyou may be deemed to share the power to vote and dispose or direct the disposition of 257,106,176 ordinary shares of the Issuer held by KUMELLA HOLDINGS LIMITED.

As of April 1, 2010, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.
As of April 1, 2010, approximately 1,026,270,800 of our ordinary shares were held in the U.S. by 102 holders of record, excluding shares held by our ADS depositary bank, Citibank N.A., on behalf of our ADS holders. Citibank N.A. has advised us that as of that date 10,262,708 ADSs, representing 1,026,270,800 ordinary shares, were held of record by Cede & Co and 101 other registered shareholders. We have no further information as to ordinary shares held, or beneficially owned, by U.S. persons.
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
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Please refer to Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”
B. Related Party Transactions
Related Party Transactions
We currently conduct our WVAS business in China through our wholly owned subsidiary, Beijing Hurray! Times. To comply with ownership requirements under Chinese law, which impose certain restrictions on foreign companies from investing in certain industries such as value-added telecommunication and Internet services, Beijing Hurray! Times entered into a series of agreements with our VIEs and their respective shareholders. In January 2010, we began conducting our online video business in China through our wholly owned subsidiaries, Ku6 (Beijing) Technology Co., Ltd. and WeiMoSanYi (Tianjin) Technology Co., Ltd. To comply with ownership requirements under Chinese law, which impose certain restrictions on foreign companies from investing in certain industries such as online video business, Ku6 (Beijing) Technology Co., Ltd. entered into agreements with our affiliated Chinese entity, Ku6 Information and its respective shareholders, WeiMoSanYi (Tianjin) Technology entered into agreements with our affiliated Chinese entity, Tianjin Ku6 and its respective shareholders. We hold no ownership interest in such VIEs. In addition, we control Hurray! Digital Media through three of our VIEs, Hurray! Solutions, Beijing Network and Beijing Hutong. See Item 4.C. “Information on the Company — Organizational Structure.”
The principal terms of the agreements with our VIEs and their respective shareholders are described below.
Powers of Attorney. Each of the shareholders of our VIEs has irrevocably designated Qindai Wang, as attorney-in-fact, to vote on their behalf at shareholders meetings on matters on which they are entitled to vote with respect to Hurray! Solutions, WVAS Solutions, Beijing Network, Beijing Palmsky, Beijing Hutong, Hengji Weiye, Henan Yinshan, Shanghai Saiyu and Shanghai Magma, as the case may be, including matters relating to the transfer of any or all of their respective equity interests in our VIEs and the appointment of the directors of our VIEs. The term of each of the powers of attorney is ten years. These powers of attorney do not extend to votes by the shareholders of our company or subsidiaries.
Each such power of attorney by its terms is valid only for so long as the designated attorney-in-fact remains the general manager of Beijing Hurray! Times. If the attorney-in-fact ceases to be the general manager, the power of attorney will terminate automatically and the succeeding general manager shall be designated.
Operating Agreements. Through Beijing Hurray! Times, we may provide guarantees to our VIEs of their contracts, agreements or transactions with third parties, to the extent permitted under Chinese law. In return, our VIEs have granted us a security interest over all of their assets, including all of their accounts receivable, which have not previously been encumbered by security interests. We also have the right of first refusal with respect to future loan guarantees. In addition, our VIEs and their shareholders have each agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect their assets, rights and obligations, or business without our prior written consent. They will also appoint persons designated by Beijing Hurray! Times as the directors, officers and other senior management personnel of our VIEs, as well as accept the guidance of Beijing Hurray! Times regarding their day-to-day operations, financial management and the hiring and dismissal of their employees. While Beijing Hurray! Times has the right to terminate all of its agreements with our VIEs if any of our agreements with them expires or is terminated, our VIEs may not terminate the operating agreements during the term of the agreements, which is ten years.

Exclusive Technical Consulting and Services Agreements. Through Beijing Hurray! Times, we provide our VIEs with exclusive technical support and related consulting and information services. We are the exclusive provider of these services. The initial term of these agreements is ten years. The service fees are subject to adjustment from time to time based on the services provided to our VIEs, up to amounts equaling all of these entities’ revenues.
Software Transfer Agreements and Software License Agreements. Beijing Palmsky also entered into agreements to transfer to Beijing Hurray! Times its ownership rights in its games software, which Beijing Hurray! Times has licensed back for Beijing Palmsky’s use in its operations on a non-exclusive basis for a nominal license fee.
Contracts Relating to the Exclusive Purchase Right of Equity Interest. Under the Contracts Relating to the Exclusive Purchase Right of Equity Interest among us, our VIEs and each of their shareholders, we or our designee has an exclusive option to purchase from each of their shareholders all or part of each such shareholder’s equity interest in our VIEs at book value, to the extent permitted by Chinese law. The term of these agreements is 10 years, renewable by us for an additional 10-year term at our sole discretion.
Equity Interests Pledge Agreements. Each of the shareholders of our VIEs pledged their respective equity interests in such entities to guarantee the payment of the service fee by our VIEs under the Exclusive Technical Consulting and Services Agreements described above. If any of our VIEs breach any of their obligations under the Equity Interests Pledge Agreements, Beijing Hurray! Times is entitled to sell the equity interests held by such shareholders and retain the proceeds of such sale or require any of them to transfer to us their equity interest in the applicable affiliated entity.
Music License Agreements. Our affiliated music companies license and distribute songs us and our affiliates, which then use them to provide telecommunications value-added services to mobile phone users. The initial term of most of these agreements is one to two years. See Item 4.B. “Business Overview — Product and Content Development — Music Production, Concert Promotion and Artist Agency Services.”
Business Cooperation Agreements with Shanda. We have entered into Business Cooperation Agreements with Shanda pursuant to which we and Shanda collaborate on wireless business promotions, commercial artist performances and celebrity gameshows and share licensed content. The initial term of most of these agreements is one to two years.
We have also entered into certain agreements with Huayi Brothers Music and Freeland Music for online and offline distribution of music content which are described under Item 4.B. “Business Overview — Product and Content Development — Music Production.”
As part of the acquisition agreements for the purchase of the equity interests in Huayi Brothers Music, Freeland Music and New Run Entertainment, we agreed to use the existing distribution and CD manufacturing operations, where appropriate, owned by the other shareholders, or their related parties, of these companies. In addition these parties may use the music or artists of these companies and make royalty and other payments to Huayi Brothers Music, Freeland Music or New Run Entertainment. These agreements are for duration of one year but may be extended by the mutual agreement of both parties. During the years ended December 31, 2007, 2008 and 2009 significant related party transactions were as follows:

	Year ended	Year ended	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Consulting, royalty and artist performance fee from Huayi Brothers Media Corporation	26,087	281,795	—

Consulting, production and marketing service fee from Huayi Brothers Times Culture Broker Co., Ltd.	—	—	281,580

Royalty revenue from Shanghai Haiyue Music Distribution Co., Ltd.	185,510	120,129	—
Royalty revenue from Beijing Oriental Freeland Film Media Co., Ltd.	—	128,995	—
CD distribution revenue from Beijing Century Freeland Film Media Co., Ltd.	262,520	35,625	52,248
Royalty revenue from Guangdong Freeland Film Media Co., Ltd.	64,450	—	—
Royalty revenue from New Run	106,567	—	—

	645,134	566,544	333,828

	Year ended	Year ended	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Content purchase, minimum guarantee and trade-name usage fee to Huayi Brothers Media Corporation	80,285	58,501	208,663
Content purchase and information service fee to New Run	16,440	26,771	15,053
Expenses paid on behalf of Beijing Secular Bird Culture Art Development Center	—	19,009	—

	96,725	104,281	223,716

In the fourth quarter of 2008 Freeland Music advanced $162,721 to its non-controlling shareholder on an interest free basis which was cleared in first quarter of 2009. The non-controlling shareholder of Seed Music lent $300,000 loan with an interest of 5% per annum and is due on June 30, 2011.
At December 31, 2008 and 2009, the amounts payable to and receivable from related parties as listed on our consolidated balance sheets in Item 18. “Financial Statements” mainly represent the outstanding amounts arising from such transactions. See Item 18
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
See Item 18. “Financial Statements” for our audited consolidated financial statements filed as part of this annual report on Form 20-F.
A.7 Legal Proceedings
We may be subject to legal proceedings, investigations and claims relating to the conduct of our business from time to time. We may also initiate legal proceedings in order to protect our contractual and property rights. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.
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
B. Significant Changes
See Item 5.A “Operating Results — Recent Developments” and Item 18 “Financial Statements” for information regarding significant changes to us since December 31, 2008.
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

	Sales Price
	High	Low
Annual highs and lows
2005 (February 4, 2005 through December 31, 2005)	$11.80	$7.67
2006	$9.71	$4.70
2007	$6.53	$3.05
2008	$4.21	$1.08
2009	$2.28	$0.93

Quarterly highs and lows
First Quarter 2008	$4.21	$2.36
Second Quarter 2008	$3.30	$2.61
Third Quarter 2008	$3.19	$2.21
Fourth Quarter 2008	$2.75	$1.08
First Quarter 2009	$2.04	$0.93
Second Quarter 2009	$4.00	$0.95
Third Quarter 2009	$3.95	$3.25
Fourth Quarter 2008	$7.16	$3.85
First Quarter 2010	$4.50	$2.22
Second Quarter 2010 (April 1, 2010 through April 23, 2010)	$3.57	$3.03
Monthly highs and lows
October 2009	$7.16	$3.85
November 2009	$6.15	$4.63
December 2009	$4.90	$3.89
January 2010	$4.50	$3.50
February 2010	$3.85	$2.22
March 2010	$3.85	$2.84
April 2010 (April 1, 2010 through 23, 2010)	$3.57	$3.03
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

E. Taxation
The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences relevant to the purchase, ownership or sale of our ordinary shares or ADSs is based upon laws and relevant interpretations thereof as of the date of this annual report on Form 20-F, which are subject to change. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor depending on its individual circumstances. Accordingly, holders of ordinary shares or ADSs should consult their own tax advisors regarding the application of the considerations discussed below to their particular situations and the consequences of the purchase, ownership or sale of our ordinary shares or ADSs, including those arising under U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.
Cayman Islands Taxation and Exchange Control
Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, our company has obtained an undertaking from the Governor-in-Council:
(i)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income or gains or appreciations shall apply to our company or its operations; and
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
The undertaking for our company is for a period of twenty years from May 7, 2002.
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
People’s Republic of China Taxation
On January 1, 2008, the New EIT Law became effective. The New EIT Law includes a provision specifying that legal entities organized outside China will be considered PRC residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for Chinese income tax purposes, they would be subject to the 25% enterprise income tax imposed by the New EIT Law on their worldwide income. Accordingly, if we are deemed to be a PRC tax resident enterprise, our global income will be subject to PRC enterprise income tax at the rate of 25%, which would have a material adverse effect on our financial condition and results of operations. In addition, dividends paid by us with respect to our ordinary shares or ADS would be subject to a 10% PRC withholding tax, and gains realized by non-PRC holders on the disposition of our ordinary shares or ADSs could be subject to a 10% PRC tax. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. resides within China. Under current PRC laws and regulations, it is uncertain whether we would be deemed PRC tax resident enterprises under the New EIT Law.
United States Federal Income Taxation
The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs by the U.S. Holder described below. The following summary is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), judicial decisions and the double taxation treaty between the PRC and the United States (the “Treaty”), all as of the date hereof and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below.
This summary does not address state, local, or foreign tax consequences of the ownership and disposition of ordinary shares or ADSs. The United States does not have an income tax treaty with the Cayman Islands.
This summary is for general information only and does not address all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: certain financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; entities classified as partnerships for U.S. federal income tax purposes; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the United States; persons subject to the alternative minimum tax; persons holding ordinary shares or ADSs as part of a straddle, hedge, conversion transaction, or other integrated transaction; persons who acquired ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; and U.S. persons whose functional currency is other than the U.S. dollar.

This summary is not a comprehensive description of all of the U.S. federal tax consequences that may be relevant with respect to the ownership and disposition of ordinary shares or ADSs. We urge you to consult your own tax advisor regarding your particular circumstances and the U.S. federal income and estate tax consequences to you of owning and disposing of ordinary shares or ADSs, as well as any tax consequences arising under the laws of any state, local, foreign or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.
This summary is directed solely to persons who hold their ordinary shares or ADSs as capital assets for U.S. Federal income tax purposes, which generally means as property held for investment. For purposes of this summary, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is for U.S. Federal income tax purposes:
•	a citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
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
This summary is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.
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
The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of the American depositary shares. Accordingly, the creditability of any PRC taxes described below could be affected by actions taken by such parties or intermediaries.
TAXATION OF U.S. HOLDERS
Passive Foreign Investment Company
We believe that we were a PFIC for taxable years 2006, 2007, 2008 and 2009 and we may be a PFIC for the current taxable year. Because our PFIC status for any taxable year will not be determinable until after the end of the taxable year and will depend on the composition of our income and assets and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ordinary shares or ADSs (which may be especially volatile), there can be no assurance we will not be a PFIC for any future taxable year.
We generally will be a PFIC if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income (the “income test”) or (b) 50% or more of the average quarterly value, generally determined by fair market value, of our assets during such taxable year consists of assets that either produce passive income or are held for the production of passive income (the “asset test”). “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.
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

In addition, we may, directly or indirectly, hold equity interests in subsidiaries or other entities which are PFICs (“Lower-tier PFICs”). Under attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described below on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though holders have not received the proceeds of those distributions or dispositions directly.
If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADSs, we will generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds ordinary shares or ADSs, regardless of whether we actually continue to be a PFIC. Since we believe that we were a PFIC for 2006, 2007, 2008 and 2009, if you held ordinary shares or ADSs in 2006, 2007, 2008 or 2009, we would continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares or ADSs. Even if you only began holding ordinary shares or ADSs in the current taxable year, if it turns out that we are a PFIC for the current year, we would continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares or ADSs. You may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default PFIC rules discussed below) as if your ordinary shares or ADSs had been sold on the last day of the last taxable year for which we were a PFIC.
If we are treated as a PFIC with respect to you, the U.S. federal income tax consequences to you of the ownership and disposition of ordinary shares or ADSs will depend on whether you make a mark-to-market election. If you owned or own ordinary shares or ADSs while we were or are a PFIC and have not made a mark-to-market election, you will be referred to in this summary as a “Non-Electing U.S. Holder.”
If you are a Non-Electing U.S. Holder, you will be subject to the default PFIC rules with respect to:
•	any “excess distribution” paid on ordinary shares or ADSs (or by a Lower-tier PFIC to its shareholder that is deemed to be received by a U.S. Holder), which means the excess (if any) of the total distributions received (or deemed received) by you during the current taxable year over 125% of the average distributions received (or deemed received) by you during the three preceding taxable years (or during the portion of your holding period for the ordinary shares or ADSs prior to the current taxable year, if shorter); and
•	any gain realized on the sale or other disposition (including a pledge) of ordinary shares or ADSs (or on an indirect disposition of shares by a Lower-tier PFIC).
Under these default tax rules:
•	any excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs;
•	the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the current taxable year;
•	the amount allocated to each of the other years will be treated as ordinary income and taxed at the highest applicable tax rate in effect for that year; and
•	the resulting tax liability from any such prior years will be subject to the interest charge applicable to underpayments of tax.
If the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. NASDAQ, on which the ADSs are listed, is a qualified exchange for this purpose. U.S. Holders should consult their tax advisers regarding the availability and advisability of a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that the election may not be available for any Lower-tier PFICs.
If a U.S. Holder makes the mark-to-market election, the holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included in income as a result of the mark-to-market election). Distributions paid on ADSs will be treated as discussed below under “Distributions on Ordinary Shares or ADSs.”

We do not intend to provide information necessary for U.S. Holders to make a qualified electing fund election, which if available could result in a different tax treatment of the ownership and disposition of ordinary shares or ADSs to an electing U.S. Holder.
If you own ordinary shares or ADSs during any year in which we are a PFIC, you must generally file an annual report with respect to us, generally with your federal income tax return for that year.
Since the PFIC rules are complex, you should consult your own tax advisor regarding them and how they may affect the U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs.
Distributions on Ordinary Shares or ADSs
Subject to the discussion in “Passive Foreign Investment Company” above, if you actually or constructively receive a distribution on ordinary shares or ADSs other than certain pro rata distributions of ordinary shares, you must include the distribution in gross income as a taxable dividend on the date of your (or in the case of ADSs, the depositary’s) receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any foreign tax withheld. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations with respect to dividends received from certain domestic corporations or for the favorable tax rate on certain qualified dividend income received by certain non-corporate holders.
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
As discussed above in “People’s Republic of China Taxation,” dividends paid with respect to our ordinary shares or ADSs may be subject to PRC withholding tax. Subject to applicable limitations, some of which vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. PRC taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.
Dispositions of Ordinary Shares or ADSs
Subject to the discussion in “Passive Foreign Investment Company” above, you generally will realize taxable gain or loss on the sale or other disposition of ordinary shares or ADSs equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the ordinary shares or ADSs. Such gain or loss will be capital gain or loss.
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
As discussed above in “People’s Republic of China Taxation,” gains realized on the disposition of our ordinary shares or ADSs could be subject to PRC tax. Any gain or loss recognized by a U.S. Holder on a disposition of our ordinary shares or ADSs will generally be treated as U.S.-source income or loss for foreign tax credit limitation purposes. A U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat disposition gain that is subject to PRC taxation as foreign-source gain and claim a credit in respect of the tax. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

You should consult your own tax advisor regarding the U.S. federal income tax consequences if you receive currency other than U.S. dollars upon the disposition of ordinary shares or ADSs.
Information Reporting and Backup Withholding
Generally, information reporting requirements will apply to distributions on ordinary shares or ADSs or proceeds from the disposition of ordinary shares or ADSs paid within the United States (and, in certain cases, outside the United States) to a U.S. Holder unless such U.S. Holder is an exempt recipient. Furthermore, backup withholding (currently at 28%) may apply to such amounts unless such U.S. Holder (i) is an exempt recipient that, if required, establishes its right to an exemption, or (ii) provides its taxpayer identification number, certifies that it is not currently subject to backup withholding, and complies with other applicable requirements. A U.S. Holder may generally avoid backup withholding by furnishing a properly completed IRS Form W-9.
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
A substantial portion of our current operations is conducted in China through our wholly owned subsidiaries which are incorporated in China. All or most of our assets are located in China. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Please refer to Item 5. “Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures About Market Risk.”
Item 12. Description of Securities Other than Equity Securities
D. American Depositary Shares
Citibank, N.A. is our Depositary. The depositary’s office is located at 111 Wall Street, New York, NY 10043, U.S.A. Each of our ADSs represents 100 shares of par value US$0.00005 per share.
ADR Fees Payable by Investors
The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
A fee not in excess of $5.00 per 100 ADSs	•	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

	•	Cancellation or withdrawals of ADSs

	•	Distributions of securities other than ADSs or rights to purchase additional ADSs

A fee not in excess of $2.00 per 100 ADSs	•	Distributions of cash dividends or other cash distributions to holders of ADRs

	•	Annual depositary services, except to the extent of any cash dividend fee(s) charged

A fee not in excess of $1.50 per ADR	•	Transfers of ADRs

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary shares underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges, fees or expenses incurred by the depositary or its agents for servicing the deposited securities	•	As necessary
Payments Received
For the year ended December 31, 2010, the Depositary made payments on our behalf to third parties of $22,022 ($6,958 for legal expenses, $3,875 for account maintenance and $11,189 for proxy expenses) which is deducted from the amount of reimbursements made by the Depositary to us.
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
As of December 31, 2009, we have used approximately $24.7 million in net proceeds from our initial public offering to acquire certain businesses, and fund expenses primarily for general corporate purposes, product development, software and technology infrastructure products and other capital expenditures. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.
Citigroup Global Markets Inc., Piper Jaffray Co. and Think Equity Partners LLC were the underwriters for our initial public offering.

Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
As of the end of the period covered by this report, our acting chief executive officer and acting chief financial officer have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our acting chief executive officer and acting chief financial officer concluded that, as of December 31, 2009, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in by the Securities and Exchange Commission’s rules and regulations.
Management’s Report on Internal Control over Financial Reporting
Management of Hurray! Holding Co., Ltd. (together with its consolidated subsidiaries, the “Group”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Group’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with the participation of our management, including our acting chief executive officer and acting chief financial officer, the Group conducted an assessment of the effectiveness of its internal control over financial reporting based upon criteria established by the COSO in Internal Control — Integrated Framework. Based on this assessment, management determined that the Group’s internal control over financial reporting was effective as of December 31, 2009.
The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, as stated in its report included on page F-2.
Changes in Internal Control Over Financial Reporting
In our 2008 Form 20-F, our management reported a material weaknesses in its internal control over financial reporting that, while our affiliated music companies make an allowance for doubtful debts against trade receivables based on a review of each individual account, the management of these companies do not use a set of criteria (such as payment history and account activity) to determine whether an allowance for an individual account is necessary
In response to the above material weakness identified in our 2008 filing, in cooperation with our Board and under the supervision of our Audit Committee, we have taken a number of actions to remediate the material weaknesses including:
(i) establishing general guidelines based on aging of trade receivables within the music companies as to when an allowance should be made (as we have in our other operations); and
(ii) developing a list of criteria that management should consider when determining whether other allowances are required against specific accounts;
As of December 31, 2009, our management determined that the applicable controls were effectively designed and operating so as to enable management to conclude that the above described material weaknesses have been remediated.
Item 16. Reserved

Item 16A. Audit Committee Financial Expert
Our board of directors has determined that Mr. Bruno Wu qualifies as an Audit Committee Financial Expert as defined by the applicable rules of the SEC and that Mr. Powrie is “independent” as defined under applicable Nasdaq rules.
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
Item 16C. Principal Accountant Fees and Services
Disclosure of Fees Charged by Independent Accountants
The following table summarizes the fees charged by Deloitte Touche Tohmatsu CPA Ltd. (our independent accountants from 2001 to the second quarter of 2009) and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (our independent accountants from the third quarter of 2009 until present time) for certain services rendered to our company during 2009 and 2008.

	For the year ended
	December 31,
	2009	2008
Audit fees (1)	$1,247,687	$437,132
Audit related fees (2)	—	—
Tax fees (3)	—	96,455
All other fees (4)	41,233	—

(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for our calendar year audits and reviews of financial statements.

(2)	“Audit-related fees” means the aggregate fees incurred in each of the fiscal years listed for professional services related to the audit of our financial statements that are not reported under “Audit fees” and consultation on accounting standards or transactions.

(3)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	“All other fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered other than those reported under “Audit fees,” “Audit-related fees,” and “Tax fees.”
Audit Committee Pre-approval Policies and Procedures
Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by Deloitte Touche Tohmatsu CPA Ltd. and PricewaterhouseCoopers Zhong Tian CPAs Limited Company before those firms are retained for such services. The pre-approval procedures are as follows:
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
Item 16F. Changes in Registrant’s Certifying Accountant
On December 11, 2009, we announced the appointment of PricewaterhouseCoopers (“PwC”) as our independent registered public accounting firm for the fiscal year ended December 31, 2009. PwC replaces our previous independent auditors, Deloitte Touche Tohmatsu CPA Ltd. (“Deloitte”).
The appointment of PwC in replacement of Deloitte has been approved by our Audit Committee.
We dismissed Deloitte on December 22, 2009. During the years ended December 31, 2007 and 2008, respectively, and in the subsequent interim period ended December 22, 2009, there were no disagreements between Deloitte and us on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreement in their reports on the financial statements for such years.
Deloitte’s audit reports on our consolidated financial statements for the years ended December 31, 2007 and 2008 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the two years ended December 31, 2008 and in the subsequent interim period ended June 30, 2009, there were no other “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.
During the years ended December 31, 2007 and 2008 and through December  22, 2009, neither our company nor anyone on our behalf has consulted with PwC with respect to either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the company’s consolidated financial statements, and neither a written report nor oral advice was provided to the company that PwC concluded was an important factor considered by the company in reaching a decision as to any accounting, auditing or financial reporting issue; or (b) any matter that was either the subject of a disagreement, as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F, or a reportable event, as defined in Item 16F (a)(1)(v) of Form 20-F.
We provided a copy of this disclosure to Deloitte and requested that Deloitte furnish us with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made above. A copy of Deloitte’s letter dated April 29, 2010 is attached herewith as Exhibit 15.3.
Item 16G. Corporate Governance
Pursuant to the NASDAQ Marketplace Rules, foreign private issuers such as our company may follow home-country practice in lieu of certain NASDAQ corporate governance requirements. We have notified NASDAQ that a majority of our directors do not qualify as independent directors, we do not have a nominations committee, nor is independent director involvement required in the selection of director nominees or in the determination of executive compensation, issuances of securities in connection with equity-based compensation of officers, directors, employees or consultants will be permitted without obtaining prior shareholder approval and that we will post our annual reports to shareholders in lieu of mailing physical copies to record holders and beneficial owners of our ADSs and ordinary shares. This home country practice of ours differs from Rules 5605(b), (d) and (e), 5635(c) and 5615(a)(3) of the NASDAQ Listing Rules, because there are no specific requirements under Cayman Islands law on director independence or on the establishment of a nominations committee, and neither are there any requirements on independent directors’ involvement in the selection of director nominees nor in the determination of executive compensation.
Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. We have made our code of ethics and our code of conduct publicly available on our website. See also Item 16B “Code of Ethics”.

PART III
Item 17. Financial Statements
We have elected to provide financial statements pursuant to Item 18.
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

1.2	Amendment to Memorandum and Articles of Association dated November 20, 2009.

2.1
Specimen American Depositary Receipt of us (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-6 (Registration No. 333-122004) filed with the Commission on January 13, 2005).

2.2	Specimen Share Certificate (incorporated herein by reference to Exhibit 4.2 to our registration statement on Form F-1 (Registration No. 333-121987) filed with the Commission on January 12, 2005).

2.3
Deposit Agreement dated February 9, 2005 among us, Citibank N.A. and holders of the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 3(a) to our registration statement on Form F-6 (Registration No. 333-122004) filed with the Commission on January 13, 2005).

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

Exhibit
Number	Document

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

4.70
Translation of Cooperation Agreement on Monternet WAP Services between China Mobile Communications Group Corporation and Beijing Enterprise Network Technology Co., Ltd. dated June 18, 2008. (incorporated by reference to Exhibit 4.70 of our annual report on Form 20-F (File No. 000-5116) filed with the Commission on June 26, 2009).

4.71
Translation of Mobile Value-added Service (WAP1.2) Cooperation Agreement between China Telecommunications Corporation and Beijing Hengji Weiye Electronic Commerce Co., Ltd. dated October 1, 2008 (incorporated by reference to Exhibit 4.71 of our annual report on Form 20-F (File No. 000-51116) filed with the Commission on June 26, 2009).

4.72
Investment and Shareholders’ Agreement between, among others, Seed Music Group Limited and Hurray! Music Holding Co., Ltd. dated September 24, 2008 (incorporated by reference to Exhibit 4.72 of our annual report on Form 20-F (File No. 000-51116) filed with the Commission on June 26, 2009).

4.73
Translation of Supplemental Agreement of Asset, Business and Personnel Transfer Agreement between Beijing Secular Bird Culture and Art Development Centre and Guangzhou Secular Bird Culture Communication Co., Ltd. dated August 2008 (incorporated by reference to Exhibit 4.73 of our annual report on Form 20-F (File No. 000-51116) filed with the Commission on June 26, 2009).

4.74
Translation of Supplemental Agreement between Hurray! Digital Media Technology Co., Ltd. and Beijing Secular Bird Culture and Art Development Centre dated August 2008 (incorporated by reference to Exhibit 4.74 of our annual report on Form 20-F (File No. 000-51116) filed with the Commission on June 26, 2009).

4.75
Translation of Supplemental Agreement among Seed Music Group Limited, Hurray! Media Holding Co., Ltd., Tien, Ting-Feng, and Huang, Tien-Zan dated 2009 (incorporated by reference to Exhibit 4.75 of our annual report on Form 20-F (File No. 000-51116) filed with the Commission on June 26, 2009).

4.76
Translation of Supplemental Agreement among Hurray! Media Technologies Co., Ltd., Xiongbing Zhong, Guangdong Freeland Movie and Television Production Co., Ltd., Beijing Shiji Freeland Movie and Television Distribution Co., Ltd., Shanghai Hai Le Audio and Video Distribution Co., Ltd., and Hongkong Freeland Movie Industry Group Co., Ltd. dated 2008 (incorporated by reference to Exhibit 4.76 of our annual report on Form 20-F (File No. 000-51116) filed with the Commission on June 26, 2009).

8.1	List of Significant Subsidiaries and Affiliates.

Exhibit
Number	Document

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F filed with the Commission on June 15, 2006).

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm.

15.2	Consent of Appleby.

15.3	Letter of Deloitte Touche Tohmatsu CPA Ltd. dated April 29, 2010.

15.4	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HURRAY! HOLDING CO., LTD.
By:	/s/ Haibin Qu
Haibin Qu
Acting Chief Executive Officer

Date: April 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
HURRAY! HOLDING CO., LTD.:
In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Hurray! Holding Co., Ltd. (the “Company”) and its subsidiaries as of December 31, 2009 and the results of their operations and their cash flows for the year in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule as of and for the year ended December 31, 2009 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and the Financial Statement Schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting included in Item 15 of the accompanying Form 20-F (“Management’s Report on Internal Control over Financial Reporting”). Our responsibility is to express opinions on these financial statements, on the Financial Statement Schedule, and on the Company’s internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As disclosed in Note 2(6) to the consolidated financial statements, in 2009 the Company changed the manner in which it accounts for business combinations and non-controlling interests in consolidated subsidiaries.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China
April 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Hurray! Holding Co., Ltd.
Beijing, the People’s Republic of China
We have audited the accompanying consolidated balance sheets of Hurray! Holding Co., Ltd. and its subsidiaries and variable interest entities (the “Company”) at December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the years ended December 31, 2008 and 2007, and related financial statement schedule included in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and related financial statement schedule based on our audits.
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
As described in Note 2 (6) to the consolidated financial statements, the accompanying 2008 and 2007 financial statements have been adjusted for the retrospective application of Statement of Financial Accounting Standards (the “SFAS”) No.160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51”, which was adopted by the Company on January 1, 2009.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
June 25, 2009 (April 29, 2010 as to the effects of adoption of SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51” ,described in Note 2(6))

HURRAY! HOLDING CO., LTD.
CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2009
	(in U.S. dollars, except number of shares)
Assets
Current assets:
Cash and cash equivalents	59,472,703	48,489,095
Short term investments	—	10,000,000
Accounts receivable, net of allowance	12,658,287	3,192,366
Prepaid expenses and other current assets	4,170,323	1,834,361
Amount due from related parties	745,351	62,725
Inventories	254,589	196,745
Current deferred tax assets	363,330	—
Receivable on disposal of a subsidiary	46,860	—

Total current assets	77,711,443	63,775,292

Property and equipment, net	980,060	879,775
Acquired intangible assets, net	1,945,322	1,081,962
Investment in an affiliated company	824,579	—
Goodwill	3,156,664	2,099,290
Deposits and other non-current assets	719,977	331,958
Prepaid acquisition costs	1,907,400	—
Investment at cost	600,038	—
Non-current deferred tax assets	478,919	—

Total assets	88,324,402	68,168,277

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	2,454,064	3,731,562
Notes payable	—	227,720
Acquisitions payable	14,657	—
Accrued expenses and other current liabilities	3,018,203	6,260,849
Amount due to related parties	207,879	439,445
Income tax payable	123,626	654,835
Current deferred tax liabilities	497,283	12,316

Total current liabilities	6,315,712	11,326,727

Long-term payable	24,002	17,554
Non-current deferred tax liabilities	292,194	262,665

Total liabilities	6,631,908	11,606,946

Commitments and contingencies	—	—

Redeemable non-controlling interest	—	370,870

Equity:
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; 2,193,343,740 and 2,200,194,040 shares issued and outstanding as of December 31, 2008 and December 31, 2009, respectively)	109,617	109,959
Additional paid-in capital	75,012,693	75,190,411
Statutory reserves	1,791,324	1,791,324
Accumulated deficits	(9,991,663)	(32,649,555)
Accumulated other comprehensive income	9,987,314	9,953,826

Total Hurray! Holding Co., Ltd. shareholders’ equity	76,909,285	54,395,965
Non-controlling interests	4,783,209	1,794,496

Total equity	81,692,494	56,190,461

Total liabilities and equity	88,324,402	68,168,277

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year ended	Year ended	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
	(in U.S. dollars, except number of shares)
Net revenues:
Wireless value-added services	50,038,014	42,671,588	20,169,110
Recorded music	10,488,613	11,286,812	14,473,185

Total net revenues	60,526,627	53,958,400	34,642,295

Cost of revenues:
Wireless value-added services	(36,394,300)	(32,839,642)	(15,331,675)
Recorded music	(6,232,728)	(6,729,725)	(12,625,139)

Total cost of revenues	(42,627,028)	(39,569,367)	(27,956,814)

Gross profit	17,899,599	14,389,033	6,685,481

Operating expenses:
Product development	(2,028,265)	(991,689)	(466,543)
Selling and marketing	(11,513,850)	(9,132,374)	(6,329,856)
General and administrative	(9,141,381)	(11,983,973)	(22,992,865)
Goodwill impairment	(38,778,584)	(2,675,211)	(3,592,933)
Gain on reduction of Unicom liability	—	1,557,153	—
Gain from reversed litigation expenses	—	557,167	—

Total operating expenses	(61,462,080)	(22,668,927)	(33,382,197)

Loss from continuing operations	(43,562,481)	(8,279,894)	(26,696,716)
Interest income	2,313,576	1,613,078	454,438
Interest expense	(179,062)	—	(13,681)
Other income, net	465,825	247,156	341,651
Gain on reduction of acquisition payable	—	5,000,000	—
Foreign exchange loss	—	(8,990,067)	—

Loss before income tax credit (expense), equity in (loss) earning of affiliated company, impairment for investment in affiliated company and discontinued operations	(40,962,142)	(10,409,727)	(25,914,308)
Income tax benefit (expense)	182,370	(486,250)	(234,286)
Equity in (loss) earning of affiliated company	(62,756)	64,293	(914,072)
Impairment for investment in affiliated company	—	(1,870,897)	—

Net loss from continuing operations	(40,842,528)	(12,702,581)	(27,062,666)

Discontinued operations:
Net loss from discontinued operations, net of tax	(612,170)	—	—
Gain from disposal of discontinued operations	192,943	412,530	221,899

Net (loss) income from discontinued operations, net of tax	(419,227)	412,530	221,899

Net loss	(41,261,755)	(12,290,051)	(26,840,767)
Less: Net (income) loss attributable to the non-controlling interests and redeemable non-controlling interest	(688,440)	337,455	4,182,875

Net loss attributable to Hurray! Holding Co., Ltd.	(41,950,195)	(11,952,596)	(22,657,892)

Net loss	(41,261,755)	(12,290,051)	(26,840,767)
Other comprehensive income:
Currency translation adjustments of subsidiaries	4,642,922	2,658,344	(37,917)

Comprehensive loss	(36,618,833)	(9,631,707)	(26,878,684)
Comprehensive (income)/loss attributable to non-controlling interest and redeemable non-controlling interest	(1,077,837)	11,551	4,187,304

Comprehensive loss attributable to Hurray! Holding Co., Ltd.	(37,696,670)	(9,620,156)	(22,691,380)

	Year ended	Year ended	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
	(in U.S. dollars, except number of shares)
Loss per ADS-basic and diluted (1ADS = 100 shares):
Loss from continuing operations attributable to Hurray! Holding Co., Ltd. common shareholders	(1.91)	(0.57)	(1.04)
Discontinued operations attributable to Hurray! Holding Co., Ltd. common shareholders	(0.02)	0.02	0.01

Net loss attributable to Hurray! Holding Co., Ltd. common shareholders	(1.93)	(0.55)	(1.03)

Weighted average ADS used in per ADS calculation
Basic	21,722,082	21,856,151	21,962,919

Diluted	21,722,082	21,856,151	21,962,919

Amounts attributable to Hurray! Holding common shareholders:
Loss from continuing operations, net of tax	(41,530,968)	(12,365,126)	(22,879,791)
Discontinued operations, net of tax	(419,227)	412,530	221,899

Net loss	(41,950,195)	(11,952,596)	(22,657,892)

Share-based compensation included in:
Product development	921	40,102	—
Selling and marketing	286,885	621,094	118,521
General and administrative	155,169	284,086	50,789
The accompanying notes are an integral part of these financial statements.

HURRAY! HOLDING CO., LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Retained	Accumulated	Total Hurray!
	Ordinary shares		Additional		earnings	other	Holding Co., Ltd.
	(US$0.00005 par value)		paid-in	Statutory	(Accumulated	comprehensive	shareholders’	Non-controlling	Total
	Shares	Amount	capital	reserves	deficits)	income	equity	interests	equity
	(in U.S. dollars, except shares data)
Balance as of January 1, 2007	2,163,031,740	108,102	73,608,117	5,661,061	40,041,391	3,401,349	122,820,020	3,359,193	126,179,213
Non-controlling interest arising from acquisition of Secular Bird and Beijing Hurray! Fly Songs	—	—	—	—	—	—	—	230,372	230,372
Stock-based compensation expense	11,099,300	554	442,421	—	—	—	442,975	—	442,975
Exercise of stock options	653,400	33	16,301	—	—	—	16,334	—	16,334
Appropriations to statutory reserves	—	—	—	841,788	(841,788)	—	—	—	—
Cumulative currency translation adjustments of subsidiaries	—	—	—	—	—	4,253,525	4,253,525	389,397	4,642,922
Net (loss) income	—	—	—	—	(41,950,195)	—	(41,950,195)	688,440	(41,261,755)

Balance as of December 31, 2007	2,174,784,440	108,689	74,066,839	6,502,849	(2,750,592)	7,654,874	85,582,659	4,667,402	90,250,061

Stock-based compensation expense	18,499,300	925	944,357	—	—	—	945,282	—	945,282
Exercise of stock options	60,000	3	1,497	—	—	—	1,500	—	1,500
Appropriations to statutory reserves	—	—	—	(4,711,525)	4,711,525	—	—	—	—
Capital injection to Secular Bird attributable to non-controlling interest	—	—	—	—	—	—	—	127,358	127,358
Cumulative currency translation adjustments of subsidiaries	—	—	—	—	—	2,332,440	2,332,440	325,904	2,658,344
Net loss	—	—	—	—	(11,952,596)	—	(11,952,596)	(337,455)	(12,290,051)

Balance as of December 31, 2008	2,193,343,740	109,617	75,012,693	1,791,324	(9,991,663)	9,987,314	76,909,285	4,783,209	81,692,494

Stock-based compensation expense	6,500,300	324	168,986	—	—	—	169,310	—	169,310
Exercise of stock options	350,000	18	8,732	—	—	—	8,750	—	8,750
Cumulative currency translation adjustments of subsidiaries	—	—	—	—	—	(33,488)	(33,488)	(4,429)	(37,917)
Net loss	—	—	—	—	(22,657,892)	—	(22,657,892)	(2,984,284)	(25,642,176)

Balance as of December 31, 2009	2,200,194,040	$109,959	75,190,411	1,791,324	(32,649,555)	9,953,826	54,395,965	1,794,496	56,190,461

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended	Year ended	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
	(in U.S. dollars)
Operating activities:
Net loss	(41,261,755)	(12,290,051)	(26,840,767)
Adjustments for:
Share-based compensation	442,975	945,282	169,310
Depreciation and amortization	3,644,095	3,327,798	1,699,171
Impairment of goodwill	38,778,584	2,675,211	3,592,933
Impairment for investment in affiliated company	—	1,870,897	—
Impairment of intangible assets	2,480,253	2,850,714	3,542,071
Bad debt provision	453,674	1,012,738	3,422,876
Inventory provision	—	—	238,370
Exchange loss	—	—	17,198
Equity in (earning) loss of affiliated company	62,756	(64,293)	914,072
Gain from disposal of subsidiary	(192,943)	(412,530)	(221,899)
Receivable from disposal of subsidiary (net of cash disposed of $771,570)	(3,186,887)	—	—
Loss (gain) on disposal of property and equipment	74,300	112,745	(5,843)
Change in fair value of contingent consideration	—	—	(352,217)
Gain on reduction of acquisition payable	—	(5,000,000)	—
Gain on reduction of Unicom liability	—	(1,557,153)	—
Gain from reversed litigation expenses	—	(557,167)	—
Changes in assets and liabilities net of effect of businesses acquired and sold:
Accounts receivable	(2,069,378)	3,492,068	6,439,522
Prepaid expenses and other current assets	(138,548)	(1,142,954)	2,727,610
Amount due from related parties	(273,618)	(245,724)	733,151
Deposits and other non-current assets	(147,543)	183,003	439,859
Inventories	(81,422)	56,833	(128,122)
Deferred taxes	(749,936)	187,671	(516,469)
Accounts payable	(140,809)	(761,068)	187,315
Notes payable	—	—	22,901
Accrued expenses and other current liabilities	305,097	(71,705)	2,253,594
Amount due to related parties	245,379	(63,140)	(80,199)
Income tax payable	(299,897)	(102,057)	290,670

Net cash used in operating activities	(2,055,623)	(5,552,882)	(1,454,893)

Investing activities:
Increase of short-term investments	—	—	(10,000,000)
Purchases of property and equipment	(863,603)	(349,233)	(678,282)
Proceeds from disposal of property and equipment	—	—	80,498
Purchase of intangible assets	(1,535,436)	(1,718,340)	(66,259)
Proceeds from disposal of a subsidiary	—	4,517,070	254,102
Acquisition of subsidiaries, net of cash acquired ($1,398,709, nil, and $1,034,308 for the years ended December 31, 2007, 2008 and 2009, respectively)	(3,237,834)	(2,207,132)	1,034,308
Payments related to acquisition not yet consummated	—	(1,907,400)	—
Investment at cost in Seed Music Group Limited	—	(600,038)	—
Investment in an affiliated company	(2,483,277)	—	—

Net cash used in investing activities	(8,120,150)	(2,265,073)	(9,375,633)

Financing activities:
Proceeds from exercise of options	16,334	1,500	2,500

Net cash provided by financing activities	16,334	1,500	2,500

Effect of exchange rate changes on cash and cash equivalents	1,541,345	1,310,274	(155,582)
Net decrease in cash and cash equivalents	(10,159,439)	(7,816,455)	(10,828,026)
Cash and cash equivalents, beginning of year	74,596,978	65,978,884	59,472,703

Cash and cash equivalents, end of the year	65,978,884	59,472,703	48,489,095

Supplemental disclosure of cash flow information:
Income taxes paid	854,864	385,501	465,696

The accompanying notes are an integral part of these consolidated financial statements.

HURRAY! HOLDING CO., LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 and 2009
(Amounts expressed in U.S. dollars, unless otherwise stated)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES
Hurray! Holding Co., Ltd. (“Hurray!” or the “Company”), a Cayman Islands corporation, and its consolidated subsidiaries, its variable interest entities and equity associate (collectively referred to as the “Group”) provide wireless value-added services to mobile phone users delivered over the wireless networks of the three telecommunication operators in the People’s Republic of China (“PRC”) and also engage in music production and distribution in the PRC and Taiwan. The Company specializes in the development, marketing and distribution of music and entertainment oriented consumer wireless value-added services.
At December 31, 2009, Hurray!’s subsidiaries and variable interest entities (“VIEs”) are as follows (unless otherwise stated, all of these entities are incorporated in the PRC and the Company is entitled to the whole benefit of these entities’ economic interest ):

	Date of	Percentage of
	incorporation or	effective ownership
Name of Subsidiaries	establishment	by Hurray!
Wireless value-added services (“WVAS”) business segment:

Subsidiaries
Beijing Hurray! Times Technology Co., Ltd. (“Beijing Hurray Times”)	June 27, 2002	100%
Hurray Technologies (Hong Kong) Ltd.(incorporated in Hong Kong)	July 23, 2003	99%
Invest China Group Limited (incorporated in the British Virgin Islands)	April 1, 2007	100%
Beijing Hand-in-Hand Media Technology Co., Ltd.	April 1, 2007	100%
Shanghai Fuming Information Technology Co., Ltd.	January 1, 2006	100%

Variable Interest Entities
Hurray! Solutions Ltd.	September 21, 1999	100%
Beijing Enterprise Network Technology Co., Ltd. (“Beijing Enterprise”)	March, 31, 2004	100%
Beijing Hengji Weiye Electronic Commerce Co., Ltd. (“Hengji Weiye”)	October 1, 2005	100%
Beijing Hutong Wuxian Technology Co., Ltd. (“Beijing Hutong”)	April 1, 2005	100%
Beijing Palmsky Technology Co., Ltd. (“Beijing Palmsky”)	March, 31, 2004	100%
Henan Yinshan Digital Network Technology Co., Ltd. (“Henan Yinshan”)	June 30, 2007	100%
Shanghai Magma Digital Technology Co., Ltd. (“Shanghai Magma”)	January 1, 2006	100%
Shanghai Saiyu Information Technology Co., Ltd. (“Saiyu”)	April 1, 2007	100%
Subsidiaries of Variable Interest Entities
Beijing WVAS Solutions Ltd.	October 10, 2001	100%

	Date of	Percentage of
	incorporation or	effective ownership
Name of Subsidiaries	establishment	by Hurray!

Recorded music business segment:

Subsidiaries
Hurray! Media Co., Ltd. (incorporated in the Cayman Islands)	August 19, 2005	100%
Seed Music Group Limited (“Seed Music”)	July 26, 2006	61.08%
Seed Music Co., Ltd	June 28, 1997	61.08%
Profita Publishing Limited	August 10, 2006	61.08%
Leguan Seed (Beijing) Culture Consulting Co. Ltd.	May 30, 2006	61.08%

Subsidiaries of Variable Interest Entities
Hurray! Digital Media Technology Co., Ltd. (“Hurray Digital Media”)	November 10, 2005	100%
Beijing Huayi Brothers Music Co., Ltd. (“Huayi Brothers Music”)	December 31, 2005	51%
Beijing Huayi Brothers Music Broker Co., Ltd. (“Huayi Brothers Broker”)	April 17, 2007	51%
Hurray! Freeland Digital Music Technology Co., Ltd. (“Freeland Music”)	January 1, 2006	60%
Beijing Hurray! Freeland Culture Development Co., Ltd. (“Freeland Culture”)	January 8, 2007	60%
Beijing Hurray! Fly Songs International Culture Co., Ltd. (“Beijing Hurray! Fly Songs”)	August 21, 2007	30.6	%(1)
Guangzhou Hurray! Secular Bird Art Co., Ltd. (“Secular Bird”)	May 30, 2007	65%
Xi Fu Le (Beijing) Culture Broker Co., Ltd.	July 14, 2009	61.08%

(1)
Hurray! holds a 30.6% effective interest in Beijing Hurray! Fly Songs through a holding of 60% interest in Freeland Music. Freeland Music owns a 51% equity interest in Beijing Hurray! Fly Songs. Therefore, Beijing Hurray! Fly Songs is a consolidated entity of the Company.

To comply with PRC laws and regulations that restrict direct foreign ownership of telecommunication service businesses in the PRC, the Company conducts substantially all of its business through several VIEs. The VIEs have entered into various agreements with one of Hurray!’s subsidiaries, including exclusive cooperation agreements. Under these agreements, Hurray! through a wholly owned PRC subsidiary, Beijing Hurray! Times, is the exclusive provider of technical and consulting services to the VIEs. In return, the VIEs are required to pay Beijing Hurray! Times’ service fees for the technical and consulting services received. The technical and consulting service fees can be, and are, adjusted at Hurray!’s discretion depending on the level of service provided. Beijing Hurray! Times is entitled to receive service fees in an amount up to all of the net income of the VIEs In addition, Beijing Hurray! Times has been assigned all voting rights by the direct and indirect owners of the VIEs through agreements which are valid for ten years and are renewable indefinitely and cannot be amended or terminated except by written consent of all parties. Finally, Beijing Hurray! Times has the option to acquire the equity interest of the VIEs if and when it is legal to do so under PRC laws and regulations. The Company also has extended loans without interest to the registered shareholders to finance their investments in the VIEs. Each of the registered shareholders is a related party of the Company acting as de facto agent for the Company. The direct equity interest in these entities has been pledged as collateral for the loans and when permitted under Chinese laws, the loans are to be repaid by transferring the direct equity interest in these entities to the Company. Therefore, no minority interest was recorded for the registered capital from the registered shareholders.
Hurray! Digital Media was directly held by Hurray! Solutions Ltd., Beijing Network and Beijing Hutong. The Company controlled Freeland Music, Huayi Brothers Music, and Secular Bird through Hurray! Digital Media.

Hurray! is the sole beneficiary of the VIEs because of all the variable interests held by Hurray!. Accordingly, the Company consolidates the VIEs under the guidance relating to the consolidation of VIEs, which requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(1) Basis of presentation
The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
(2) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses in the reporting periods. Significant accounting estimates reflected in the Company’s financial statements include accruals for revenue and cost of revenue adjustments, allowance for doubtful accounts, sales returns and allowances, inventory reserves, assessment of impairment for long-lived assets and goodwill, impairment for the investment in affiliated company, the useful lives for intangible assets and property and equipment, share-based compensation expense, recognition of non-controlling interest, and the recognition and measurement of deferred taxes. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.
(3) Consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All inter-company transactions and balances have been eliminated upon consolidation. The affiliated company in which the Company controls more than 20% but less than 50% of the investment is accounted for using the equity method of accounting. The Company’s share of earnings (losses) of the equity investment is included in the accompanying consolidated statements of operations.
The Company follows the guidance relating to the consolidation of VIEs, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.
(4) Significant risks and uncertainties
The Company participates in industries with rapid changes in regulations, technology trends, customer demand and competition and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: changes in the overall demand for entertainment-oriented wireless value-added services; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to maintain strategic relationships with the telecommunication operators; risks associated with attracting and retaining music artists, accessing songs and songwriters, and managing the Company’s new music businesses; and risks associated with the Company’s ability to attract and retain other necessary employees to support its growth
(5) Fair value
The Company adopted Accounting Standard Codification (“ASC”) 820 “Fair value measurements and disclosures” (formerly referred to as the Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”)) on January 1, 2008. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The guidance outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Under US GAAP, certain assets and liabilities must be measured at fair value, and the guidance details the disclosures that are required for items measured at fair value.

The Company measures the financial assets and liabilities using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:
Level 1 inputs are unadjusted quoted prices in active markets for identical assets that the management has the ability to access at the measurement date.
Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).
Level 3 includes unobservable inputs that reflect the management’s judgments about the assumptions that market participants would use in pricing the asset. The management develops these inputs based on the best information available, including their own data.
(6) Business combinations and non-controlling interests
The Company accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and liabilities the Company acquired based on their estimated fair values.
From January 1, 2009, the Company adopted ASC 805 (formerly referred to as SFAS No. 141 (revised 2007), “Business combinations”). Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.
The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.
From January 1, 2009, following the adoption of the authoritative guidance on non-controlling interests, previously issued as SFAS No. 160, “Non-controlling interests in Consolidated Financial Statements — an amendment of ARB No. 51”, now codified in ASC Topic 810, Consolidation, the Company also renamed minority interests to non-controlling interests and reclassified it on the consolidated balance sheet from the mezzanine section between liabilities and equity to a separate line item in equity except for the redeemable securities that are subject to the guidance in ASC 268 (formerly referred to as EITF Topic D-98, “Classification and Measurement of Redeemable Securities”). The Company also expanded disclosures in the consolidated financial statements to clearly identify and distinguish the interests of the Company from the interests of the non-controlling owners of its subsidiaries. Consolidated net income is adjusted to include net income attributed to the non-controlling interest and consolidated comprehensive income is adjusted to include comprehensive income attributed to the non-controlling interest. The Company has applied the presentation and disclosure requirements retrospectively for all periods presented.

(7) Foreign currency translation
The functional currency and reporting currency of the Company is the United States dollar (“U.S. dollar”). The Company’s subsidiaries and VIEs, with the exception of its subsidiaries of Seed Music Co., Ltd and Profita Publishing Limited, use Renminbi (“RMB”) as their functional currency. From January 1, 2009, the Company consolidated Seed Music into its consolidated financial statements upon consummation of the acquisition. Seed Music Co., Ltd and Profita Publishing Limited, the subsidiaries of Seed Music, mainly operate in Taiwan and use Taiwan dollar (“TWD”) as their functional currency.
Assets and liabilities of the Company’s subsidiaries and VIEs are translated at the current exchange rates quoted by the Federal Reserve Bank of New York in effect at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to USD. Gains and losses resulting from foreign currency translation to reporting currency are recorded in accumulated other comprehensive income in the consolidated statements of changes in equity for the years presented.
Transactions denominated in currencies other than RMB or TWD functional currencies are translated into the functional currencies at the exchange rates quoted by the People’s Bank of China or the Central Bank of the Republic of China (Taiwan) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the applicable exchange rates quoted by the People’s Bank of China or the Central Bank of the Republic of China (Taiwan) at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive income.
In 2008 the Company incurred losses of $8,990,067 following the conversion into Euros and subsequent conversion back into U.S dollars of a significant portion of the Company’s U.S dollar deposits arising from the high volatility in the currency markets.
RMB is not fully convertible into U.S. dollars. The rate of exchange for the U.S. dollar quoted by the Federal Reserve Bank of New York was RMB 7.2946, RMB 6.8225 and RMB 6.8259 on December 31, 2007, 2008 and 2009, respectively.
(8) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments placed with bank or other financial institutions with no restriction to withdrawal or use, which have original maturities of three months or less.
(9) Short-term investments
Short-term investments represent time deposits with bank with original maturities longer than three months and less than one year.
(10) Allowances for doubtful accounts
The Company determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected by taking into account of an aging analysis of the accounts receivable balances, historical bad debt records, repayment patterns in the prior year and other factors such as the policies of operators.
(11) Inventories
Inventories represent music compact discs (“CDs”) and related music products and are stated at the lower of cost, determined using the first-in, first-out method, or market price. The Group provides estimated inventory allowance for excessive, slow moving and obsolete inventories as well as inventory whose carrying value is in excess of net realizable value.

(12) Investment in affiliated company
Affiliated companies are entities over which the Company has significant influence, but which it does not control. Investments in affiliated companies are accounted for by the equity method of accounting. Under this method, the Company’s share of the post-acquisition profits or losses of affiliated companies is recognized in the consolidated statements of operations. Unrealized gains on transactions between the Company and its affiliated companies are eliminated to the extent of the Company’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliated company.
The Company continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. Impairment losses amounting to $1.9 million was recorded in the year ended December 31, 2008 (Note 8).
(13) Property and equipment, net
Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Furniture and office equipment	3 years
Motor vehicles	5 years
Telecommunications equipment	3 years
Leasehold improvements	Lesser of original lease term or estimated useful life
Expenditures for maintenance and repairs are expensed as incurred. Gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations.
(14) Acquired intangible assets, net
An intangible asset is required to be recognized separately from goodwill based on its estimated fair value if such asset arises from contractual or legal right or if it is separable as defined by ASC 805 (formerly referred to as SFAS No. 141 (revised 2007), “Business combinations”, (“SFAS No. 141(R)”)). Acquired intangible assets consists of intangible assets, as detailed in Note 7, acquired through direct purchases and various business acquisitions and are amortized on a straight-line basis over their estimated useful economic lives.
(15) Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets acquired and liabilities assumed as a result of the Company’s acquisitions.

The Company tests goodwill for impairment by reporting unit on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount. The Company performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. As discussed in Note 9, impairment provisions relating to goodwill amounting to approximately $38.8 million, $2.7 million and $3.6 million were recognized in the year ended December 31, 2007, 2008 and 2009, respectively.
(16) Impairment of long-lived assets
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments are utilized, the timing or the amount of the impairment charges could be different. As discussed in Note 7, impairment provisions relating to intangible assets amounting to approximately $2.5 million and $2.9 million and $3.5 million were recognized in the year ended December 31, 2007, 2008 and 2009, respectively.
(17) Financial instruments
Financial instruments include cash and cash equivalents, short term investments, accounts receivable, prepayments and other current assets, amount due from/to related parties, accounts payable and accrued expenses and other current liabilities. As of December 31, 2008 and 2009, their carrying values approximated their fair values because of their generally short maturities. There are no other financial assets or liabilities that are being measured at fair value at December 31, 2009 except for the contingent consideration in relation to the acquisition of Seed Music (Note 3), which is recorded at fair value and classified within Level 3 of the fair value hierarchy.
(18) Revenue recognition and cost of revenues
Wireless value-added services
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

The Company measures its revenues based on the total amount paid by mobile phone customers, for which the Telecom Operators bill and collect on the Company’s behalf. Accordingly, the service fee paid to the Telecom Operators is included in the cost of revenues. In addition, in respect of 2G services, the Telecom Operators charge the Company a network fee based on a per message fee, which varies depending on the volume of messages sent in the relevant month, multiplied by the excess of messages sent over messages received. These network fees are likewise retained by the Telecom Operators and are reflected as cost of revenues. The cost of revenues also includes fees paid to content providers and marketing partners, maintenance costs related to equipment used to provide the services, bandwidth leasing charges and data center services, alternative channels, media and related Internet costs, operator imposed penalty charges, and certain distribution costs.
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
The Company recognizes artist performance fees and corporate sponsorship or marketing event fees once the performance or the service has been completed. In accordance with the relevant accounting standards for revenue recognition, corporate sponsorship arrangements involving multiple deliverables are broken into single-element arrangements using residual method for revenue recognition purpose. The Company recognizes revenue on the service elements delivered and defers the recognition of revenue for larger of the contractual cash holdback or the fair value of the undelivered service elements until the remaining obligations have been satisfied. The Company determines the fair value of undelivered service elements based on the price charged for the similar performance or marketing events on a standalone basis. Where the Company acts as the primary obligor in the transaction, revenues are recorded on a gross basis. Where the Company is considered an agent or where the artists separately contract with the event organizer, revenues are recorded on a net basis.
The Company licenses its music to third parties for guaranteed minimum royalty payments and normally receives non-refundable upfront licensing fees. In such cases the Company recognizes revenue on a straight-line basis over the license period and unrecognized revenues are included in liabilities. When the contract provides for additional payments if revenues exceed the minimum amount guaranteed, such amounts are included in revenues when the Company is notified of its entitlement to additional payments.

The Company incurs costs in producing CD masters, volume CD production, artist and songwriter royalties based on certain percentage of the revenue, and royalties payable to other parties for the use of their work. The cost of record masters and volume CD productions, and royalties paid in advance are recorded in prepaid expenses and other current assets when the sales of the recording are expected to recover the cost and amortized as expenses over the revenue generating period, typically within one year. The decision to capitalize an advance to an artist, songwriter or other party requires significant judgment as to the recoverability of these advances. Advances for royalties and other capitalized costs are regularly assessed for recoverability. The costs of ongoing royalties relating to the live performance, corporate sponsorship and advertising, online and wireless sales and offline CD sales to retail distributors are recognized as incurred.
The Group’s subsidiaries and its VIE subsidiaries are subject to business tax and related surcharges and value added tax on the revenues earned for services provided and products sold in the PRC. The applicable business tax rate varies from 3% to 5% and the rate of value added tax is 13% on revenues from offline CD distribution. In the accompanying consolidated statements of operations and comprehensive income, business tax and related surcharges for revenues derived from wireless value-added services and recorded music revenues are deducted from gross revenues to arrive at net revenues when incurred.
(19) Product development expenses
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
(20) General and administrative expenses
General and administrative expenses consist primarily of salary and benefits for general management, finance and administrative personnel, bad debt provision, depreciation, amortization and impairment of intangible assets, professional service fees, share-based compensation, and other expenses.
(21) Selling and marketing expenses
Sales and marketing costs consist primarily of salaries and benefits, share-based compensation, and other expenses incurred by the Company’s sales and marketing personnel.
(22) Advertising costs
The Company expenses advertising costs as incurred. Total advertising expenses were $5,269,550, $5,895,995 and $4,191,045 for the years ended December 31, 2007, 2008 and 2009, respectively, and have been included in selling and marketing expenses and cost of revenues.
(23) Stock-based compensation
The Company adopted ASC 718 “Stock Compensation” (formerly referred to as Statement of Financial Accounting Standard 123(R) (“SFAS 123(R)”), which requires all share-based payments to employees and directors, including grants of employee stock options and restricted shares, to be recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. The valuation provisions of ASC 718 apply to new awards, to awards granted to employees and directors before the adoption of ASC 718 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. Under ASC 718, the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation cost not recorded for that number of awards.

In accordance with ASC 718, the Company has recognized share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with graded vesting features and service conditions only. See Note 16 for further information on stock-based compensation.
(24) Leases
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases are accounted for as capital leases. Payments made under operating leases, net of any incentives received by the Company from the leasing company, are charged to the consolidated statements of operations and comprehensive income on a straight-line basis over the lease periods, as specified in the lease agreements, with reference to the actual number of users of the leased assets, as appropriate.
(25) Taxation
Current income taxes are provided for on the taxable income of each subsidiary on the separate tax return basis in accordance with the relevant tax laws.
Deferred income taxes are provided using the liability method in accordance with ASC 740 (formerly referred to as SFAS No. 109, “Income Taxes”). Under this method, deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
ASC 740-10-25 (formerly referred to as Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”) prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company’s adoption of ASC 740-10-25 did not result in a cumulative adjustment to the opening balance of retained earnings as of January 1, 2007. The Company did not incur any interest or penalties related to potential underpaid income tax expenses, and also does not expect to have a significant increase or decrease in the unrecognized tax benefits within 12 months from December 31, 2009.
(26) Statutory reserves
The Company’s subsidiaries incorporated in the PRC and the VIEs are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).
The Company’s subsidiaries must make appropriations to (i) general reserve and (ii) enterprise expansion fund in accordance with the Law of the PRC on Enterprises Operated Exclusively with Foreign Capital. The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; enterprise expansion fund appropriation is at the PRC subsidiaries’ directors’ discretion. The Company’s VIEs, in accordance with the China Company Laws, must make appropriations to a (i) statutory reserve fund and (ii) discretionary surplus fund. The statutory reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; other fund appropriation is at the VIEs’ directors’ discretion.
The general reserve fund and statutory reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. The enterprise expansion fund was mainly used to expand the production and operation; it also may be used for increasing the registered capital.
Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. During the year ended December 31, 2007, the Company made total appropriations to the statutory reserves of approximately $0.8 million. No appropriations were made during the year ended December 31, 2008 and 2009. There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Company does not do so.

(27) (Loss) earnings per share
Basic net (loss) earnings attributable to Hurray! ordinary shareholders’ per share is computed by dividing net (loss) income attributable to Hurray! ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted net (loss) earnings attributable to Hurray! ordinary shareholders’ per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of stock options for the purchase of ordinary shares and the settlement of restricted share units and are accounted for using the treasury stock method. Potential ordinary shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.
(28) Comprehensive income (loss)
Comprehensive income (loss) is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, consists of cumulative foreign currency translation adjustment.
(29) Recent accounting pronouncements
On April 9, 2009, the FASB issued ASC320 (formerly referred to as FSP No. 115-2 and FSP 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”), which amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The ASC320 does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The adoption of ASC320 has no material effect on the Company’s consolidated results of operations and financial condition.
In April 2009, the FASB issued ASC820-10-65-4 (formerly referred to as FSP No. 157-4 “Determining Whether a Market is Not Active and a Transaction Is Not Distressed”), which clarifies when markets are illiquid or that market pricing may not actually reflect the “real” value of an asset. If a market is determined to be inactive and market price is reflective of a distressed price then an alternative method of pricing can be used, such as a present value technique to estimate fair value. The guidance identifies factors to be considered when determining whether or not a market is inactive, and would be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009 and shall be applied prospectively. The adoption of ASC820-10-65-4 has no material effect on the Company’s financial statements.
In April 2009, the FASB issued ASC805-20-35 (formerly referred to as FSP No.FAS 141R-1 “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,”). ASC805-20-35 amends the provisions for the initial recognition and measurement, subsequent measurement and accounting, and disclosures for assets and liabilities arising from contingencies in business combinations. ASC805-20-35 eliminates the distinction between contractual and non-contractual contingencies, including the initial recognition and measurement criteria and instead carries forward most of the provisions in ASC805 for acquired contingencies. ASC805-20-35 is effective for contingent assets and contingent liabilities acquired in business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. See Note 3 for the impact upon the adoption of ASC805-20-35 on the Company’s consolidated results of operations and financial condition.
In May 2009, the FASB issued ASC855 (formerly referred to as SFAS No. 165 “Subsequent Events”), which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC855 is effective after June 15, 2009. In February 2010, the FASB issued ASU 2010-09 which updates ASC 855 and removes the requirement to disclose the date through which an entity has evaluated subsequent events. ASU 2010-09 became effective immediately. The adoption of ASC 855 did not have a material impact on the Company’s financial statements.

In June 2009, FASB issued ASC 105 (formerly referred to as SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No.162). ASC 105 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective for the reporting period ending on September 30, 2009. Beginning with the third fiscal quarter of 2009, the references made to U.S. GAAP use the new Codification numbering system prescribed by the FASB. As the Codification is not intended to change or alter existing U.S. GAAP, the Company does not expect ASC 105 to have any impact on the Company’s consolidated results of operations and financial condition.
In June 2009, the FASB issued ASC860 (formerly referred to as SFAS No.166 “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No.140”). ASC860 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. ASC860 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company does not expect ASC860 to have any impact on the Company’s consolidated results of operations and financial condition.
In June 2009, the FASB issued amendments to various sections of ASC 810 (formerly referred to as SFAS No. 167 “Amendments to FASB Interpretation No. 46(R)”, which amends FASB Interpretation No. 46 (revised December 2003)) to address the elimination of the concept of a qualifying special purpose entity. Such amendments to ASC 810 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, such amendments to ASC 810 provide more timely and useful information about an enterprise’s involvement with a variable interest entity. These amendments to ASC 810 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently evaluating the impact of the adoption of ASC 810 on its financial statements and does not expect a significant impact.
3. BUSINESS COMBINATIONS
During 2007 and 2009, the Company made a number of acquisitions of businesses directly or through its VIE companies as follows:
(a) 2009 acquisition
Acquisition of Seed Music Group Limited
In September 2008, the Company entered into a definitive agreement to acquire, through Hurray! Media Co., Ltd, a controlling stake in Seed Music Group Limited (“Seed Music”) and its subsidiaries including Seed Music Co., Ltd., Profita Publishing Limited and Leguan Seed (Beijing) Culture Consulting Co., Ltd. (collectively referred to as “Seed Music Group”), a Taiwan based company that focuses on artist development, music production and offline music distribution in Asia Pacific, especially in China. The Company paid an advance of $1,907,400 to the selling shareholders to acquire approximately 47.58% equity interest of Seed Music in 2008 and such payment was recorded as prepaid acquisition cost as of December 31, 2008 as this transaction had not closed as of that date. Concurrent with this transaction, the Company subscribed for an additional 7,813 shares, representing a 13.5% ownership interest, from Seed Music for $600,038 in 2008, which was recorded as an investment at cost at December 31, 2008, as that portion of the transaction had been consummated by that date. The acquisition of the 47.58% equity interest was completed and the Company began to consolidate Seed Music on January 1, 2009. The Company’s total ownership in Seed Music is 61.08% after the closing of the acquisition and subscription of Seed Music shares.

According to the agreements, there are further contingent payments based on Seed Music’s operating performance. The contingent payments will be paid in cash if Seed Music exceeds the performance target. If not, the selling holders are obligated to transfer certain Seed Music’s shares or make cash payments to the Company. Such contingent payments are recorded as contingent consideration based on the fair value of $352,217, which is classified within Level 3 of fair value hierarchy and measured on a recurring basis (Note 10). The contingent consideration will be settled by June 30, 2010. The non-controlling shareholders have options to sell their shares to the Company at a price based on a formula which includes Seed Music’s operating performance. Therefore from the date of consolidation the non-controlling interests are presented as redeemable non-controlling interests on the balance sheet and such amount will be accreted to the redemption value if the redemption is probable. Since the operating performance of Seed Music did not meet the specified target, the Company considered the redemption is not probable. In addition the non-controlling shareholders have granted call options to the Company to subscribe for all or part of their remaining shares in Seed Music. The embedded put and call options are not derivatives that require bifurcation as separate financial instruments and are accounted for together with the non-controlling interest.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The purchase price allocation has been finalized.

Total purchase price:
Cash consideration	2,507,438
Contingent consideration (Note 10)	352,217
Fair value of redeemable non-controlling interests	1,569,808

4,429,463

		Amortization
		period
Aggregate purchase price allocation —Seed Music:
Cash and cash equivalents	1,034,308
Inventory	53,504
Other current assets	891,723
Acquired intangible assets:
Artist contracts	1,717,846	7.1~9.0 years
Trademarks	1,569,808	20 years
Non-compete agreement	183,218	4.5 years
Copyrights	5,863	0.4 years
Non-current deferred tax liability	(869,184)
Goodwill (allocated to music segment)	2,535,523
Property and equipment, net	50,084
Other non-current assets	51,526
Current liabilities	(2,216,292)
Other non-current liabilities	(578,464)

Total	4,429,463

Goodwill primarily represents the expected synergies from combining operations of the Company and Seed Music, which are complementary in a way to each other, and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition. Such goodwill is not deductible for tax purposes. The fair value of intangible assets was measured primarily by income approach taking into consideration of the historical financial performance and estimates of future performance of Seed Music’s business.
The fair value of redeemable non-controlling interests has been determined using income approach including discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate with regards to the non-controlling discount in recent share transactions made at arms length close to the acquisition date, taking into consideration other factors, as appropriate. The net fair value of the embedded call and put options was not material.

The Company completed its acquisition of Seed Music on January 1, 2009 and began to consolidate Seed Music Group’s consolidated financial statements from then on. The amount of Seed Music Group’s revenue and net loss for the year ended December 31, 2009 included in the statements of operations and comprehensive income was approximately $6.7 million and $1.0 million. Total net loss attributable to redeemable non-controlling interest was $1,198,591. As of December 31, 2009, the balance of redeemable of non-controlling interest was reduced to $370,870 as a result of share of loss and after giving effect to impact of foreign currency translation.
Given this business combination was completed at the beginning of the year, management believes the presentation of the pro forma financial information with regard to a summary of the results of operations of Seed Music Group for the year ended December 31, 2009 is not necessary. The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2008, respectively, as if the acquisitions of Seed Music had occurred as of January 1, 2008, and after giving effect to purchase accounting adjustments. The following pro forma financial information has been prepared for comparative purpose only and is not necessarily indicative of the results that would have been had the acquisitions been completed at the beginning of the period presented, nor is it indicative of future operating results:

Year Ended December 31,2008
(unaudited)
Net revenues	60,044,387
Net loss attributable to Hurray! Holding Co., Ltd.	(12,933,442)
Loss per ADS:
- Basic	(0.59)
- Diluted	(0.59)

(b)	2007 acquisitions
Acquisition of Henan Yinshan and Saiyu
In April and June of 2007, the Company acquired 100% of the equity of Saiyu and Henan Yinshan, for a total cash consideration of $5,328,699, including transaction costs of $21,021, to further expand the Company’s portfolio of wireless value-added services in China. Of the total consideration, at December 31, 2007, an amount of $1,089,160 was deferred until certain conditions were fulfilled and $1,074,503 was paid in 2008. The remaining $14,657 was settled in 2009. In 2008, the Company made an additional payment of $60,483 to the selling shareholders of Henan Yinshan based on the amended agreement, which, together with transaction costs of $20,021, is recorded as a corresponding increase in goodwill. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The purchase price allocation has been finalized.

Total purchase price:
Cash consideration	5,307,678
Transaction costs	21,021

5,328,699

		Amortization period
Aggregate purchase price allocation — Saiyu and Henan Yinshan:
Cash and cash equivalents	1,311,572
Accounts receivable	45,451
Other current assets	1,226
Acquired intangible assets:
Agreements with China Mobile	1,946,402	5 years
WVAS license	24,763	3 years
Goodwill allocated to WVAS segment	2,134,375	N/A
Property and equipment, net	9,496	3-5 years
Other assets	17,751
Current liabilities	(71,652)
Non-current deferred tax liabilities	(90,685)

Total	5,328,699

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

		Amortization period
Aggregate purchase price allocation — Secular Bird and Beijing Hurray! Fly Songs
Cash and cash equivalents	87,138
Inventory	10,747
Other current assets	116,559
Acquired intangible assets:
Artist contracts	32,293	4.6 years
Trademarks	24,644	20 years
Copyrights	17,846	1.9 years
Non-complete contract	4,249	3.8 years
Goodwill allocated to recorded music segment	253,705	N/A
Property and equipment, net	53,375	3-5 years
Other assets	1,402
Current liabilities	(11,108)
Non-current deferred tax liabilities	(14,784)

Total	576,066

In 2008, the Company made an additional payment under an earn-out agreement of $189,255, with a corresponding increase in goodwill. Additional contingent consideration of a capital injection in cash to Secular Bird and additional cash payments to the original selling shareholders are to be determined based on specified earnings objectives for the twelve-month period ended August 31, 2009 and if the objectives are met will be payable in 2009. As the actual net income of Secular Bird for the twelve months period ended August 31, 2009 has not met the specified earnings objectives, the Company was not required to make any further capital injection.
4. DISCONTINUED OPERATIONS
In 2007, the Company signed an agreement to sell its software and systems integration (“SSI”) business unit, Hurray! Times, to a subsidiary of Taiwan Mobile, a former shareholder of Hurray!. With this sale the Company was able to focus on its music and other entertainment services. The business was disposed on August 1, 2007, when the acquiring company took over the management and risks of this business. The consideration of the sale is approximately $4,816,837. Of the total consideration, $1,425,645 is contingent upon the receipt of the accounts receivable of the SSI business as of August 1, 2007. As of the date of the disposal, there were significant uncertainties with regards to the collectability of the outstanding accounts receivable balance. In addition, the Company is entitled to further payments if the performance of the business sold exceeds specified profit targets in 2007, 2008 and 2009. As the SSI business did not achieve the specified profit target for 2007, 2008 and 2009, no additional consideration was received in respect of these years.
Gains from disposal of the SSI are recognized based on payment to the Company by the purchaser of their collection of the accounts receivable. At December 31, 2008, approximately 79% of trade receivables for SSI business had been collected. Under the terms of the sale after December 31, 2008 any collections of the remaining balance of the trade receivables will not be refunded to the Company. In the first quarter of 2009, the Company received a further $221,899 in respect of amounts collected by the purchaser before December 31, 2008 and this has been recorded as a gain in 2009. By the end of April 2009, all of the consideration and trade receivables the Company is entitled from Taiwan Mobile had been collected.

A summary of the financial information for the discontinued operations as of August 1, 2007 and for the years ended December 31, 2007, 2008 and 2009 is set out below:

August 1, 2007
unaudited
Current assets of discontinued operations
Cash	771,746
Accounts receivable, net of allowance	1,868,593
Prepaid expenses and other current assets	18,942
Amount due from related parties	4,918,631
Inventories	1,397

7,579,309

Non-current assets of discontinued operations:
Property and equipment, net	49,842
Rental deposits	462

50,304

Current liabilities of discontinued operations
Accounts payable	270,843
Accrued expenses and other current liabilities	605,739
Dividend payable	3,002,588

3,879,170

	Year ended	Year ended	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
	(in U.S. dollars)
Revenues	227,391	—	—
Operating loss	(643,151)	—	—
Income taxes	178	—	—

Net loss from discontinued operations, net of tax	(612,170)	—	—
Gain from disposal of SSI	192,943	412,530	221,899

Total net (loss) income from discontinued operations	(419,227)	412,530	221,899

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of:

	December 31, 2008	December 31, 2009
	(in U.S. dollars)
Staff advances and other receivables	1,174,104	350,097
Advances to suppliers	1,492,019	681,670
Prepaid expenses	1,406,157	397,024
Prepaid artist costs	98,043	405,570

	4,170,323	1,834,361

Prepaid artist costs mainly represented the prepayment for artists’ royalty expenses.

6. PROPERTY AND EQUIPMENT, NET
Property and equipment, net, consist of:

	December 31, 2008	December 31, 2009
	(in U.S. dollars)
Furniture and office equipment	3,066,923	3,271,481
Motor vehicles	290,335	336,778
Telecommunications equipment	4,556,290	3,067,601
Leasehold improvements	663,307	611,011

	8,576,855	7,286,871

Less: accumulated depreciation and amortization	(7,596,795)	(6,407,096)

	980,060	879,775

Depreciation expense for the years ended December 31, 2007, 2008 and 2009 was $1,269,203, $990,072 and $837,292 respectively.
7. ACQUIRED INTANGIBLE ASSETS, NET

	December 31, 2009
	Gross carrying	Accumulated	Intangible assets	Net carrying
	amount	amortization	impairment	amount
WVAS Segment:
Amortizable intangible assets
WVAS licenses	518,114	400,847	117,267	—
Customer agreements with Telecom Operators	2,849,884	780,129	2,069,755	—
Non-compete agreements	988,882	355,413	633,469	—
Business transaction codes	196,897	164,081	32,816	—
Platform(1)	473,784	434,427	39,357	—
Software	95,226	95,226	—	—
Trademarks	174,336	9,685	164,651	—

	5,297,123	2,239,808	3,057,315	—

Recorded Music Segment:
Amortizable intangible assets
Artist contracts(2)	6,700,617	2,653,318	3,840,082	207,217
Copyrights	698,055	552,944	145,111	—
Exclusive WVAS agreements	584,873	66,925	478,590	39,358
Exclusive copyright agreements	12,543	11,498	1,045	—
WVAS contracts	249,845	249,845	—	—
Non-compete agreements	318,724	38,102	211,135	69,487
Software	6,431	4,431	—	2,000
Trademarks	2,264,634	176,610	1,324,124	763,900

	10,835,722	3,753,673	6,000,087	1,081,962

	16,132,845	5,993,481	9,057,402	1,081,962

	December 31, 2008
	Gross carrying	Accumulated	Intangible assets	Net carrying
	amount	amortization	impairment	amount
WVAS Segment:
Amortizable intangible assets
WVAS licenses	514,765	397,440	117,325	—
Customer agreements with Telecom Operators	2,851,304	780,518	2,070,786	—
Non-compete agreements	989,375	355,590	633,785	—
Business transaction codes	196,995	164,163	32,832	—
Platform(1)	474,020	434,643	39,377	—
Software	95,273	95,273	—	—
Trademarks	174,423	9,690	164,733	—

	5,296,155	2,237,317	3,058,838	—

Recorded Music Segment:
Amortizable intangible assets
Artist contracts(2)	4,917,694	1,938,859	1,739,848	1,238,987
Copyrights	692,435	527,163	145,147	20,125
Exclusive WVAS agreements	584,873	52,465	214,000	318,408
Exclusive copyright agreements	12,543	11,497	1,046	—
VAS contracts	249,845	249,845	—	—
Non-compete agreements	135,506	8,117	65,000	62,389
Software	6,434	3,146	—	3,288
Trademarks	694,826	100,701	292,000	302,125

	7,294,156	2,891,793	2,457,041	1,945,322

	12,590,311	5,129,110	5,515,879	1,945,322

(1)	The Platform represents the Wireless Application Protocol site owned by Hurray! Solutions and the SMS Platform owned by Hengji Weiye.

(2)	The carrying amount of artist contracts represents the payments for agency agreements with certain artists.

Amortization expense for the years ended December 31, 2007, 2008 and 2009 was $2,374,892, $2,337,726 and $861,879 respectively.
In the second quarter of 2007, the mobile operators introduced various new policies that adversely impacted the Company’s wireless value-added business and introduced further uncertainties in the Company’s operating environment. By September 30, 2007, the market capitalization of Hurray! was lower than the Company’s net book value, which was an indicator of impairment. At that date the Company tested the carrying value of goodwill (See Note 9) and acquired intangible assets and recorded an impairment of acquired intangible assets of $575,205. In view of the further decline of Hurray!’s market capitalization at December 31, 2007 and continued difficult operating conditions, the Company recorded a further impairment of acquired intangible assets of $1,905,048. The impairment charges of acquired intangibles mainly relating to the customer agreements with Telecom Operators are primarily included in selling and marketing expenses according to their nature.
During the third quarter of 2008, the Company performed impairment testing for the music business due to the continued challenging business conditions and reduction in number of concerts and other music events because of the focus on the Olympic Games in Beijing. This resulted in a $2,460,467 write-down of the intangible assets mainly related to artist contracts, which was included in the general and administrative expenses. The Company again performed impairment testing at December 31, 2008 and recorded a write-down of $390,247 for the intangible assets mainly related to the trademark and customer agreements with Telecom Operators of WVAS segment for the year ended December 31, 2008 mainly included in selling and marketing expenses due to the continued operation losses.
During the second quarter of 2009, the Company performed impairment testing for the music business due to significantly lower than expected performance as a result of the continued challenging business conditions, reduction in number of concerts and other music events. This resulted in a $3,542,071 write-down of the intangible assets mainly related to the artist contracts and trademarks, which was included in the general and administrative expenses.

Assuming no subsequent impairment of the identified intangible assets recorded as of December 31, 2009, amortization expenses for the net carrying amount of intangible assets is expected to be as follows in future years. If the Company acquires additional intangible assets in the future, the operating expenses or cost of revenue will be increased by the amortization of those assets.

2010	125,572
2011	117,575
2012	86,164
2013	78,511
2014 and later	674,140

1,081,962

8. INVESTMENT IN EQUITY AFFILIATE
In April 2007, the Company acquired a 30% equity interest in Beijing New Run Entertainment Development Co., Ltd. (“New Run”), an independent record label in China, and it has been accounted for using the equity basis from April 1, 2007. The total acquisition cost is $2,483,277 in cash, including transaction costs. At December 31, 2009, the Company’s share of New Run’s loss since acquisition was $912,535.
The Company regularly evaluates the impairment of the equity method investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the statement of operations equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. The Company recorded an other-than-temporary impairment charge totaling $1,870,897 for the year ended December 31, 2008. No impairment charges were recorded during the year ended December 31, 2007 and 2009. As of December 31, 2009, the investment in New Run has reduced to Nil as a result of share of loss and impairment charges and after giving effect to impact of foreign currency translation.

9. GOODWILL

	Year ended December 31, 2009
Gross amount of goodwill	WVAS	Recorded Music	Total
Balance as of January 1,2008	39,275,506	5,123,907	44,399,413

Goodwill arising from acquisitions during the year	80,504	189,255	269,759
Effect of exchange rate changes	2,554,011	—	2,554,011

Balance as of December 31, 2008	41,910,021	5,313,132	47,223,153

Goodwill arising from acquisitions during the year	—	2,535,523	2,535,523
Effect of exchange rate changes	(19,630)	—	(19,630)

Balance as of December 31, 2009	41,890,391	7,848,655	49,739,046

Accumulated impairment	WVAS	Recorded Music	Total
Balance as of January 1,2008	(38,778,507)	—	(38,778,507)

Goodwill impairment	(518,714)	(2,156,497)	(2,675,211)
Effect of exchange rate changes	(2,612,800)	—	(2,612,800)

Balance as of December 31, 2008	(39,410,021)	(2,156,497)	(44,066,489)

Goodwill arising from acquisitions during the year	—	2,535,523	2,535,523
Goodwill impairment	—	(3,592,933)	(3,592,933)
Effect of exchange rate changes	—	36	36

Balance as of December 31, 2009	—	2,099,290	2,099,290

Net carrying amount as of December 31, 2008	—	3,156,664	3,156,664

Net carrying amount as of December 31, 2009	—	2,099,290	2,099,290

ASC 350 requires that the goodwill impairment assessment be performed at the reporting unit level. In the second quarter of 2007, the mobile operators introduced various new policies that adversely impacted the Company’s wireless value-added business and this resulted in further uncertainties in the Company’s operating environment. By September 30, 2007, the market capitalization of Hurray! was lower than the Company’s net book value, which was an indicator of impairment. At that date the Company tested the carrying value of goodwill and acquired intangible assets and recorded a goodwill impairment charge of $9,613,954. In view of the further decline of Hurray!’s market capitalization at December 31, 2007 and continued difficult operating conditions, the Company recorded an additional goodwill impairment charge of $29,164,630.
In 2008 the Company performed a goodwill impairment test in the third quarter and determined that the goodwill allocated to recorded music segment was impaired, thus necessitating a charge of $1,710,000 due to the continued challenging business conditions and reduction in number of concerts and other music events because of the focus on the Olympic Games in Beijing, coupled with the decline in the market price of the Company’s common stock. The Company re-evaluated the goodwill impairment at its annual goodwill impairment test at December 31, 2008 and recorded a further impairment charge of $446,497 related to goodwill allocated to recorded music segment. During the annual goodwill impairment test at December 31, 2008, the Company also determined that its WVAS segment was impaired due to the continued operation losses, thus necessitating a charge of $518,714.
Due to the significantly lower than expected performance as a result of the continued challenging business conditions, reduction in number of concerts and other music events, the Company performed a goodwill impairment test in 2009 and determined that the goodwill allocated to recorded music segment was impaired, thus necessitating a charge of $3,592,933.

10. FAIR VALUE MEASUREMENTS
As of December 31, 2009, the carrying amount of the Company’s cash and short term investments approximates their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximates their market value based on their short-term maturities. There are no other financial assets or liabilities that are being measured at fair value on a recurring basis except for the contingent consideration in relation to the acquisition of Seed Music (Note 3), which is classified within level 3. As of December 31, 2009, the fair value of the contingent receivable in relation to the acquisition of Seed Music was zero.
The Company measures the fair value of contingent consideration using the probability-weighted discounted cash flow model and unobservable inputs mainly including assumptions about expected future cash flows of Seed Music and discounted rate calculated based on the risk profile of the music industry. The following table presents the changes in the contingent consideration that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

Fair Value Measurements
Using Significant Unobservable Inputs
(Level 3)
Contingent consideration
Beginning balance	—
Contingent consideration recognized as of acquisition date	(352,217)
Change in fair value of contingent consideration	550,092
Impairment provision	(197,875)

Ending balance	—

In January 2009, the Company implemented ASC 820 for nonfinancial assets and liabilities that are re-measured at fair value on a non-recurring basis. Nonfinancial assets such as goodwill and intangible assets are measured at fair value when there is an indicator of impairment and recorded at fair value only when impairment is recognized. In the second quarter of 2009, the Company provided impairment loss of $3.5 million for the acquired intangible assets and $3.6 million for the goodwill allocated to recorded music segment, which were measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3).
The Company tests its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of a long-lived asset may not be recoverable. The Company measures the fair value of long-lived assets based on an in-use premise using the discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the music industry. See Note 2(14) and Note 7 to the Consolidated Financial Statements for additional information of the impairment provision relating to the acquired intangible assets.
The Company tests goodwill annually for impairment or more frequently whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. The Company measures the fair value of each reporting unit primarily using the income approach and using the market approach as a validation of the value derived from income approach. The market approach included using financial metrics and ratios of comparable public companies. When the goodwill was determined to be impaired, the Company uses income approach including discounted cash flow model for each reporting unit and unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the music industry to determine the amount of any impairment. See Note 2(15) and Note 9 to the Consolidated Financial Statements for additional information of the impairment provision relating to goodwill.

11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of:

	December 31, 2008	December 31, 2009
Accrued payroll	157,714	572,489
Accrued welfare benefits	165,402	667,756
Accrued professional service fee	230,958	1,214,404
Advance from customers	422,406	964,262
Business tax payable	955,901	441,235
Value-added tax payable	104,435	121,982
Other taxes payable	140,135	1,185,791
Other accrued expenses	841,252	1,092,930

	3,018,203	6,260,849

12. RELATED PARTY TRANSACTIONS AND BALANCES
As a result of the purchasing of the equity interests in Huayi Brothers Music, Freeland Music and New Run Entertainment, the Company agreed to use the existing distribution and CD manufacturing operations, where appropriate, owned by the other shareholders, or their related parties, of these music companies. In addition these parties may use the music or artists of these companies and make royalty and other payments to Huayi Brothers Music, Freeland Music or New Run Entertainment. These agreements are for duration of one year but may be extended by the mutual agreement of both parties. During the years ended December 31, 2007, 2008 and 2009 significant related party transactions were as follows

	Year ended	Year ended	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Consulting, royalty and artist performance fee from Huayi Brothers Media Corporation	26,087	281,795	—
Consulting, production and marketing service fee from Huayi Brothers Times Culture Broker Co., Ltd.	—	—	281,580
Royalty revenue from Shanghai Haiyue Music Distribution Co., Ltd.	185,510	120,129	—
Royalty revenue from Beijing Oriental Freeland Film Media Co., Ltd.	—	128,995	—
CD distribution revenue from Beijing Century Freeland Film Media Co., Ltd.	262,520	35,625	52,248
Royalty revenue from Guangdong Freeland Film Media Co., Ltd.	64,450	—	—
Royalty revenue from New Run	106,567	—	—

	645,134	566,544	333,828

	Year ended	Year ended	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Content purchase, minimum guarantee and trade-name usage fee to Huayi Brothers Media Corporation	80,285	58,501	208,663
Content purchase and information service fee to New Run	16,440	26,771	15,053
Expenses paid on behalf of Beijing Secular Bird Culture Art Development Center	—	19,009	—

	96,725	104,281	233,716

In the fourth quarter of 2008 Freeland Music advanced $162,721 to its non-controlling shareholder on an interest free basis which was settled in first quarter of 2009. The non-controlling shareholder of Seed Music gave $300,000 loan with an interest of 5% per annum, which is due on June 30, 2011.
At December 31, 2008 and 2009, the amounts payable to and receivable from related parties mainly represent the outstanding amounts arising from such transactions.

13. GAIN ON REDUCTION OF ACQUISITION PAYABLE
Effective January 1, 2006, the Company acquired 100% of the outstanding equity of Shanghai Magma, a leading developer and publisher of wireless Java™ Games in China and Shanghai Magma has been consolidated since that date. Under the acquisition agreements, the Company made an initial cash payment of $4,185,009 and agreed to pay additional amounts based on Shanghai Magma’s financial performance in 2006 and 2007 with a maximum total consideration, including the initial payment, of $22,000,000. In September 2006, the Company agreed with the selling shareholders to fix the additional amounts at a total of $10,500,000 payable in two installments of $4,500,000 in October 2006 and $6,000,000 in December 2007. As part of the amended agreements certain selling shareholders agreed to subscribe $1,250,000 of the payments received in the issue of Hurray!’s ordinary shares of all the additional amount of $10,500,000 at a price based on the 5 -day average price of Hurray!’s shares prior to signing the revised agreements. As of December 31, 2006, the Company had made the payment of $4,500,000 and selling shareholders subscribed $540,000 of the payments received in the issue of Hurray!’s ordinary shares. On December 31, 2007, the amount payable under these agreements was $6,000,000, out of which $710,000 was to be used by the selling shareholders for subscription of Hurray!’s shares at a price of $6.03 per share. In February 2008, the Company and the selling shareholders agreed to further amend the agreements to reduce the consideration payable to $1,000,000 and cancelled the option granted to the selling shareholders. The amount of $1,000,000 was paid in March 2008. The gain on reduction of $5,000,000 in the purchase liability was recognized as other operating income in the first quarter of 2008.
14. FOREIGN EXCHANGE LOSS
The Company recorded a foreign exchange loss of $4.5 million, arising from the drop in the value of the Euro against the United States Dollar in the third quarter of 2008. Earlier in the year of 2008 the Company converted a substantial part of the dollar cash balances into Euro term deposits to improve yield as well as to protect against further dollar weakening. The highly volatile markets in 2008 had seen the dollar strengthen as investors and financial institutions de-leveraged and the Company recorded a further exchange loss in the fourth quarter of $4.5 million. Currently the Company holds substantial all non-Renminbi cash in United States dollars.
15. INCOME TAXES
The Company is a tax exempted company incorporated in the Cayman Islands.
The subsidiaries incorporated in the PRC are generally subject to a corporate income tax rate of 33% prior to January 1, 2008 or 25% post that date except for those subsidiaries that enjoy tax holidays or preferential tax treatment, as discussed below.
Effective from January 1, 2008, a new Enterprise Income Tax Law, or the New EIT Law combines the previous income tax laws for foreign invested and domestic invested enterprises in China by adopting a unified tax rate of 25% for most enterprises. Certain qualified high and new technology enterprises met the definition of “qualified high and new technology enterprise” strongly supported by the state could benefit from a preferential tax rate of 15%. In addition, new technology enterprises previously qualified under the previous income tax laws and rules as of December 31, 2007 would be allowed to enjoy grandfather treatment for the unexpired tax holidays, on condition that they have been re-approved for “high and new technology enterprise” status under the New EIT Law.
The companies acquired in 2007, Saiyu and Henan Yinshan continued to be entitled to an Enterprise Income Tax rate of 25% of the calculated taxable income, which is based on 10% of the revenues.
Qualified new cultural enterprises, Huayi Brothers Broker, Freeland Culture and Secular Bird, were entitled to a tax exemption in 2008.
In December 2008, the local governments announced the recognition of the Company’s subsidiaries and VIEs, including Beijing Palmsky, Beijing Hutong, Beijing Enterprise and Hurray! Solutions Ltd. as “high and new technology enterprises”. Accordingly, these entities are entitled to a preferential tax rate of 15% for 3 years, which is effective retroactively to January 1, 2008. In addition, Beijing Hutong is a new-technology enterprise located in Beijing new-technology development zone and under PRC Income Tax Laws, it is entitled to a three-year tax exemption followed by three years with a 50% reduction in tax rate, commencing the first operating year of 2004. In 2009 Beijing Hutong was subject to a preferential tax rate of 12.5%.
The subsidiaries incorporated in Taiwan are generally subject to a corporate income tax rate of 25%.

Provision (credit) for income taxes consists of:

	Year ended	Year ended	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Current	576,774	298,579	750,705
Deferred	(759,144)	187,671	(516,419)

	(182,370)	486,250	234,286

The principal components of the deferred tax assets are as follows:

	December 31,2008	December 31, 2009
Deferred tax assets:
Cost and expenses accruals	363,330	2,709,145
Less: valuation allowance	—	(2,709,145)

Current deferred tax assets	363,330	—

Depreciation and amortization	330,035	170,828
Net operating loss carry forwards	2,690,142	5,502,682
Less: valuation allowance	(2,541,258)	(5,063,370)

Non-current deferred tax assets	$478,919	610,140

Deferred tax liabilities:
Revenue recognition	(497,283)	(622,456)

Current deferred tax liabilities	(497,283)	(622,456)

Intangible assets	(292,194)	(262,665)

Non-current deferred tax liabilities	(292,194)	(262,665)

A reconciliation between statutory income tax rate and the Company’s effective tax rate is as follows:

	Year ended		Year ended		Year ended
	December 31, 2007		December 31, 2008		December 31, 2009
Statutory tax rate	33.0%		25.0%		25.0%
Differential statutory tax rates	0.3%		10.1%		0.3%
Non-deductible expenses	(47.5%	)	(26.7%	)	(6.5%	)
Non-taxable income	45.0%		15.9%		0.0%
Change in enterprise income tax rate	(8.6%	)	0.0%		(0.0%	)
Change in valuation allowance	(13.8%	)	(37.3%	)	(19.7%	)

Effective tax rate	8.4%		(13.0%	)	(0.9%	)

At December 31, 2008 and 2009, tax loss carry forwards amounted to approximately $14.2 million and $22.0 million, respectively, which will expire by various years through 2014. The Company determines whether or not a valuation allowance is required at the level of each taxable entity. A valuation allowance of $2,541,258 and $7,772,515 has been established as of December 31, 2008 and December 31, 2009, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaties between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as a Hong Kong tax resident, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE.
Since there is no undistributed earnings of the Company’s subsidiaries, located in the PRC, that are available for distribution to the Company at December 31, 2009 and the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business in the PRC. Accordingly, no provision has been made for withholding taxes that would be payable upon the distribution of undistributed earnings of the Company’s PRC subsidiaries to the Company.
16. ACQUISITION BY SHANDA INTERACTIVE ENTERTAINMENT LIMITED
On July 22, 2009, Shanda Interactive Entertainment Limited (“Shanda”) (Nasdaq: SNDA), a leading interactive entertainment media company in China, and Shanda Music Group Limited (“Shanda Music”), a wholly owned subsidiary of Shanda, announced its completion of the tender offer of total $46.2 million for 1,155,045,300 ordinary shares, par value $0.00005 per ordinary share (“Shares”), of the Company, including Shares represented by American Depositary Shares (“ADSs,” each representing 100 Shares) at a purchase price of $0.04 per Share (equivalent to $4.00 per ADS) in cash, without interest and subject to any applicable withholding taxes. Immediately after giving effect to the acquisition of Shares (including Shares represented by ADSs) in the tender offer, Shanda hold, through Shanda Music, approximately 51% of the Company’s total outstanding Shares calculated on a fully-diluted basis as of December 31, 2009. Subsequent in January 2010, Shanda’s equity interests in the Company was diluted to 41.97%. The professional service fees relating to the Shanda tender offer were $2.5 million. See Note 22.
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
Stock options under these plans were all granted prior to 2006 and as of January 1, 2006 all granted stock options vested. There were 45,582,700 and 47,367,700 options outstanding as of December 31, 2009 and December 31, 2008, respectively. No stock options have been granted since January 1, 2006. As of December 31, 2009 and December 31, 2008, 185,550,800 and 180,115,900 ordinary shares were available for future grants, respectively.
A summary of the stock option activity is as follows:

	Ordinary shares
		Weighted average
	Number of options	exercise price
Options outstanding at January 1, 2007	80,506,600	$0.085
Exercised	(653,400)	$0.027
Cancelled/Expired	(5,587,000)	$0.106

Options outstanding at December 31, 2007	74,266,200	$0.084
Exercised	(60,000)	$0.025
Cancelled/Expired	(26,838,500)	$0.094

Options outstanding at December 31, 2008	47,367,700	$0.080
Exercised	(350,000)	$0.025
Cancelled/Expired	(1,435,000)	$0.115

Options outstanding at December 31, 2009	45,582,700	$0.080

The following table summarizes information with respect to stock options outstanding and exercisable at December 31, 2009 (all outstanding options are exercisable):

	Options outstanding and exercisable
		Weighted average
		remaining	Weighted average	Aggregated Intrinsic
Exercise Prices	Number outstanding	contractual life	exercise price	value

$0.0250	9,514,700	2.58	$0.0250	$147,478
$0.0705	16,418,000	3.49	$0.0705	—
$0.1170	14,988,000	4.00	$0.1170	—
$0.1025	4,662,000	5.00	$0.1025	—

Total	45,582,700			$147,478

The aggregate intrinsic value is calculated as the difference between the market value of US$4.05 as of December 31, 2009 and the exercise price of the options. The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009 was approximately $0.8 million, nil and $0.5 million, respectively.
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
A summary of non-vested shares’ activity is as follows:

Non-vested shares
Outstanding
Non-vested stock units outstanding at January 1, 2007	31,833,300
Granted	39,500,000
Forfeited	(10,400,200)
Vested	(11,099,300)

Non-vested stock units outstanding at December 31, 2007	49,833,800
Granted	—
Forfeited	(17,834,200)
Vested	(18,499,300)

Non-vested stock units outstanding at December 31, 2008	13,500,300
Granted	—
Forfeited	(3,999,900)
Vested	(6,500,300)

Non-vested stock units outstanding at December 31, 2009	3,000,100

Expected to vest stock units at December 31, 2009	1,950,065

The following table summarizes information with respect to non-vested shares outstanding at December 31, 2009:

	Non-vested shares outstanding
	Number	Aggregate
	outstanding	intrinsic value
Grant date
November 23, 2007	3,000,100	$121,504

Total	3,000,100	$121,504

The weighted average fair value per share of the non-vested shares as of December 31, 2009 was $0.03, calculated based on the fair market value of the underlying stock on the respective grant dates. The aggregate intrinsic value is determined based on the market value of US$4.05 as of December 31, 2009. The terms of the issue of the non-vested shares do not require the employees to make any payments. The Company recorded share-based compensation expenses of $442,975, $945,282 and $169,310 for the years ended December 31, 2007, 2008 and 2009, respectively. The amount of unvested stock-based compensation currently estimated to be expensed through 2010 related to unvested share-based payment awards at December 31, 2009 is $54,515. This amount will be recognized in 2010.
That cost is expected to be recognized over a weighted-average period of 0.85 years. The Company recognizes the compensation costs net of a forfeiture rate and recognizes the compensation costs for those options and non-vested shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.
18. SEGMENT INFORMATION
The Company follows the provisions of ASC 280, Segment Reporting (formerly referred to as SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”), which establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.
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

The financial information for each business segment reflects that information which is specifically identifiable or which is allocated based on an internal allocation method. Selected financial information by operating segment is as follow:

	December 31, 2008	December 31, 2009
Assets
WVAS	28,952,925	24,400,482
Recorded music	16,977,258	9,863,363
Reconciling amounts	42,394,219	33,904,432

Total assets	88,324,402	68,168,277

Reconciling assets:
Corporate assets	42,394,219	33,904,432

	Year ended	Year ended	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Total expenditures for additions to long-lived assets
WVAS	755,921	228,431	599,254
Recorded music	107,682	120,802	79,028

Total capital expenditure	863,603	349,233	678,282

	Year ended	Year ended	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Revenues
WVAS	50,038,014	42,671,588	20,169,110
Recorded music	10,488,613	11,286,812	14,473,185

Total net revenues	60,526,627	53,958,400	34,642,295

Cost of revenues
WVAS	36,394,300	32,839,642	15,331,675
Recorded music	6,232,728	6,729,725	12,625,139

Total net revenues	42,627,028	39,569,367	27,956,814

Gross profit
WVAS	13,643,714	9,831,946	4,837,435
Recorded music	4,255,885	4,557,087	1,848,046

Total net revenues	17,899,599	14,389,033	6,685,481

Revenues from WVAS segment by product and service are shown in the table below:

	Year ended	Year ended	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Revenues
SMS	10,948,524	13,319,011	5,307,435
IVR	17,325,223	12,207,136	3,943,733
RBT	3,719,470	4,960,624	4,447,918

2G revenues	31,993,217	30,486,771	13,699,086

WAP	12,530,200	7,434,197	3,145,885
MMS	1,313,397	1,355,441	1,692,585
JAVA	1,399,193	2,244,010	1,541,618
WEB	2,029,298	218,810	11,794

2.5G revenues	17,272,088	11,252,458	6,391,882

Other revenues	772,709	932,359	78,142

Total WVAS revenue	50,038,014	42,671,588	20,169,110

Recorded music revenue	10,488,613	11,286,812	14,473,185

Total revenues	60,526,627	53,958,400	34,642,295

For recorded music revenue, the Company cannot break down the revenue by service or product line without undue costs.
Geographic Information
The Company primarily operates in the PRC and all of the Company’s long-lived assets are located in the PRC.

19. LOSS PER SHARE
The following table sets forth the computation of basic and diluted net (loss) income per share (1 ADS = 100 Shares):

	Year ended	Year ended	Year ended
	December 31, 2007	December 31, 2008	December 31, 2009
Numerator:
Net loss attributable to Hurray! Holding Co., Ltd. from continuing operations for basic and diluted earnings per ADS	(41,530,968)	(12,365,126)	(22,879,791)
Net loss (income) attributable to Hurray! Holding Co., Ltd. from discontinued operations for basic and diluted earnings per ADSs	(419,227)	412,530	221,899

Net loss attributable to Hurray! Holding Co., Ltd.	(41,950,195)	(11,952,596)	(22,657,892)

Denominator:
Weighted-average ordinary shares outstanding for basic calculation	2,172,208,190	2,185,615,129	2,196,291,947
Dilutive effect of restricted shares and stock options	—	—	—

Weighted average ordinary shares outstanding for diluted calculation	2,172,208,190	2,185,615,129	2,196,291,947

Loss from continuing operations attributable to Hurray! Holding Co., Ltd. ordinary shareholders per share — basic and diluted	(0.02)	(0.01)	(0.01)
Loss (income) from discontinued operations attributable to Hurray! Holding Co., Ltd. ordinary shareholders per share — basic and diluted	(0.00)	0.00	0.00

Loss attributable to Hurray! Holding Co., Ltd. ordinary shareholders per share — basic and diluted	(0.02)	(0.01)	(0.01)

Incremental ordinary share are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and non-vested shares are used to repurchase outstanding ordinary shares using the average fair value for the period.
For the years ended December 31, 2007, 2008 and 2009, potentially dilutive shares of approximately 15 million, 1 million and 3 million were excluded in the computation of diluted loss per share for these periods as their effect would have been anti-dilutive.
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
Revenues generated from the mobile phone customers through China Mobile, China Unicom and China Telecom, the principal operators that the Company dealt with for the years ended December 31, 2007 and 2008 and 2009 were as follows:

	Year ended December 31, 2007		Year ended December 31, 2008		Year ended December 31, 2009
	Revenues	%	Revenues	%	Revenues	%
China Mobile	29,921,502	49%	24,352,344	45%	10,074,902	29%
China Unicom	12,789,026	21%	10,775,358	20%	5,068,739	15%
China Telecom	5,054,984	8%	5,070,996	9%	4,405,260	13%

Accounts receivable due from the mobile phone customers through China Mobile, China Unicom and China Telecom were as follows:

	December 31, 2008		December 31, 2009
	Accounts receivable	%	Accounts receivable	%
China Mobile	5,458,929	43%	744,428	23%
China Unicom	2,632,764	21%	678,640	21%
China Telecom	1,007,467	8%	228,914	7%
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
Movement of allowance for doubtful accounts

	Year ended	Year ended
	December 31, 2008	December 31, 2009

Balance at beginning of the period	699,525	826,026
Consolidation of Seed Music	—	425,065
Provisions	1,087,565	3,710,897
Reversed	(190,860)	(373,943)
Written off	(770,204)	(969,918)

Balance at the end of the period	826,026	3,618,127

21. MAINLAND CHINA CONTRIBUTION PLAN AND STATUTORY RESERVES
Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total amounts charged to the statements of operations and comprehensive income for such employee benefits were $2,434,409, $2,157,825 and $2,583,079 for the years ended December 31, 2007, 2008 and 2009, respectively.
22. COMMITMENTS AND CONTINGENCIES
Operating leases as lessee
The Company leases certain office premises under non-cancelable leases, of which the principal one expires in 2009. Rental expense under operating leases for the years ended December 31, 2007, 2008 and 2009 were $1,862,610 $1,931,102 and $1,829,715, respectively.
Future minimum lease payments under non-cancelable operating lease agreements are as follows:

December 31
2010	492,337
2011	262,538
2012	107,139

Total	862,014

Artist contracts
Huayi Brothers Music and Seed Music have non-cancelable agency agreements with certain artists that provide for minimum payments. Future minimum payments were as follows:

December 31,
2010	851,723
2011	872,586
2012	299,554

Total	2,023,863

Contingent considerations for business acquisitions
In connection with the acquisition of Freeland Music in 2006, other than the initial consideration of $7,560,000 in cash, the Company agreed to contribute up to $940,000 in cash as a capital injection into Freeland Music, or make additional payment of $375,000 to the original selling shareholders in cash, or decrease the Company’s share percentage in Freeland Music from 60% to 56%, at the selling shareholders’ option, contingent upon the attainment of specific earnings objectives for the twelve-month period ending December 31, 2009. As Freeland did not achieve the specified earnings target, the Company was not required need to make additional payment.
In connection with the acquisition of Secular Bird in 2007, other than the initial consideration of $576,066 in cash, the Company agreed to make capital injections of up to $626,287 into Secular Bird and make additional payment of up to $223,346 to the original selling shareholders, contingent upon the attainment of specific earnings objectives for the twelve-month period ended August 2009. As the actual net income of Secular Bird for the twelve months period ended August 31, 2009 has not met the specified earnings objectives, the Company was not required to make any further capital injection.
In connection with the acquisition of Seed Music, other than the initial consideration of $2,507,438 in cash, there are further contingent payments according to the agreements based on Seed Music’s operating performance. The contingent payments will be paid in cash if Seed Music exceeds the performance target. If not, the selling holders are obligated to transfer certain shares or make cash payments to the Company. Although the maximum contingent consideration is material to the Company, payment of such amount is considered remote. The Company does not expect to make any contingent payments based on the current performance of Seed Music.
23. SUBSEQUENT EVENT
On January 18, 2010, the Company completed the acquisition of Ku6, a leading online video portal in China, pursuant to the share purchase agreement entered into by and among Hurray!, Ku6 and the shareholders of Ku6 dated as of November 26, 2009 by issuing an aggregate of 723,684,204 ordinary shares, of which 44,438,100 will be represented by American Depositary Shares of the Company, each representing 100 ordinary shares of the Company. The total fair value of the shares issued approximates $28.9 million based on the share price on the closing date. After the closing of the acquisition of Ku6, the Company’s equity interest in Hurray! was diluted to 41.97%. At the date of issuance of the financial statements, the initial purchase accounting was not complete.

24. RESTRICTED NET ASSETS
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s VIE subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $19.3 million, or 35.4% of the Company’s total consolidated net assets as of December 31, 2009. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company shareholder. Accordingly, the Company has included Schedule I in accordance with Regulation S-X promulgated by the United States Securities and Exchange Commission.

HURRAY! HOLDING CO., LTD.
ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
HURRAY! HOLDING CO., LTD.
BALANCE SHEETS
(In U.S. dollars)

	December 31, 2008	December 31, 2009
	(in U.S. dollars, except number of shares)
Assets
Current assets:
Cash	39,519,423	23,760,844
Short term investments	—	10,000,000
Prepaid expenses and other current assets	168,233	134,436

Total current assets	39,687,656	33,895,280
Receivable on disposal of subsidiary	46,860	—
Prepaid investment cost	1,907,400	—
Investment at cost	600,038	—
Investments in subsidiaries and variable interest entities	35,131,851	22,158,284
Investment in equity affiliate	150,000	—

Total assets	$77,523,805	56,053,564

Liabilities and shareholders’ equity
Accrued expenses and other current liabilities	272,844	1,280,994
Amounts due to subsidiaries and variable interest entities	341,676	376,605

Total current liabilities	614,520	1,657,599

Shareholders’ equity:
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; 2,193,343,740 and 2,200,194,040 shares issued and outstanding as of December 31, 2008 and December 31, 2009, respectively)	109,617	109,959
Additional paid-in capital	75,012,693	75,190,411
Accumulated deficit	(8,200,339)	(30,858,231)
Accumulated other comprehensive income	9,987,314	9,953,826

Total shareholders’ equity	76,909,285	54,395,965

Total liabilities and shareholders’ equity	77,523,805	56,053,564

HURRAY! HOLDING CO., LTD.
ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
HURRAY! HOLDING CO., LTD.
STATEMENT OF OPERATIONS
(In U.S. dollars)

	Year ended	Year ended	Year ended
	December 31, 2007	December 31, 2008	December 31,2009
	(in U.S. dollars, except number of shares)
Operating expenses:
Product development	9,385	105,283	—
Selling and marketing	286,885	622,846	118,521
General and administrative	2,440,417	1,666,532	5,520,453

Total operating expenses	2,736,687	2,394,661	5,638,974

Loss from operations	(2,736,687)	(2,394,661)	(5,638,974)
Interest income	2,082,629	1,429,837	355,616
Interest expense	(179,062)	—	—
Other income	105,485	5,000,000	—
Foreign exchange loss (gain)	—	(8,990,067)	1,085
Gain from disposal of subsidiary	192,943	412,530	221,899
Equity in loss of subsidiaries, VIEs and affiliate	(41,415,503)	(7,410,235)	(17,597,518)

Net loss	(41,950,195)	(11,952,596)	(22,657,892)

HURRAY! HOLDING CO., LTD.
ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
HURRAY! HOLDING CO., LTD.
STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Year ended	Year ended December	Year ended
	December 31, 2007	31, 2008	December 31, 2009
	(In U.S. dollars)
Operating activities:
Net loss	(41,950,195)	(11,952,596)	(22,657,892)
Adjustments for:
Stock-based compensation	442,975	945,282	169,310
Equity in profit of subsidiary companies	41,415,503	7,410,235	17,447,518
Impairment for investment in equity affiliate	—	—	150,000
Gain from disposal of subsidiary	(192,943)	(412,530)	(221,899)
Receivable from disposal of subsidiary	(3,186,887)	—	—
Gain on reduction of acquisition payable	—	(5,000,000)	—
Prepaid expenses and other current assets	226,001	56,064	40,047
Amount due from related parties	5,843,380	—	—
Other payables and accruals	403,512	(322,804)	1,008,149
Amount due to related parties	530,756	(189,080)	34,929

Net cash provided by (used in) operating activities	3,532,102	(9,465,429)	(4,029,838)

Investing activities:
Increase of short-term investments	—	—	(10,000,000)
Proceeds from disposal of subsidiary	—	4,517,070	268,759
Payments related to acquisitions consummated	(2,833,658)	(1,987,930)	—
Payments related to acquisition not yet consummated	—	(1,907,400)	—
Investment in cost affiliate	—	(600,038)	—
Investment in subsidiary			(2,000,000)
Purchase of equity affiliate	(150,000)	—	—

Net cash used in (provided by) investing activities	(2,983,658)	21,702	(11,731,241)

Financing activities:
Proceeds from exercise of options	16,334	1,500	2,500

Net cash provided by financing activities	16,334	1,500	2,500

Effect of exchange rate changes on cash and cash equivalents	—	(99,879)	—
Net increase (decrease) in cash and cash equivalents	564,778	(9,442,227)	(15,758,579)
Cash and cash equivalents, beginning of year	48,496,751	49,061,529	39,519,423

Cash and cash equivalents, end of the year	49,061,529	39,519,423	23,760,844

Note
Basis for Preparation
The Financial Information of the Parent Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company has used the equity method to account for its investment in its subsidiaries and its variable interest entities.