Form 20-F
period 2010-12-31
Ku6 Media Co., Ltd
filed 2011-06-28
CIK 1294435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 000-51116

Ku6 Media Co., Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District
Beijing 100020, People’s Republic of China
Fax number: +86 10 57586898
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange and on which registered

American Depositary Shares, each representing 100	Nasdaq Global Market
ordinary shares, par value US$0.00005 per share
Securities registered or to be registered pursuant to Section 12(g) of the Act.
NONE
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
NONE
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,481,174,498 ordinary shares, par value US$0.00005 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Page

INTRODUCTION	1

PART I	2

Item 1. Identity of Directors, Senior Management and Advisors	2

Item 2. Offer Statistics and Expected Timetable	2

Item 3. Key Information	2

Item 4. Information on the Company	33

Item 4A. Unresolved Staff Comments	54

Item 5. Operating and Financial Review and Prospects	54

Item 6. Directors, Senior Management and Employees	75

Item 7. Major Shareholders and Related Party Transactions	81

Item 8. Financial Information	85

Item 9. The Offer and Listing	85

Item 10. Additional Information	86

Item 11. Quantitative and Qualitative Disclosures About Market Risk	98

Item 12. Description of Securities Other than Equity Securities	98

PART II	99

Item 13. Defaults, Dividend Arrearages and Delinquencies	99

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	99

Item 15. Controls and Procedures	99

Item 16. Reserved	101

Item 16A. Audit Committee Financial Expert	101

Item 16B. Code of Ethics	101

Item 16C. Principal Accountant Fees and Services	101

Item 16D. Exemptions from the Listing Standards for Audit Committees	102

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	102

Item 16F. Changes in Registrant’s Certifying Accountant	102

Item 16G. Corporate Governance	102

PART III	102

Item 17. Financial Statements	102

Item 18. Financial Statements	102

Item 19. Exhibits	103

Exhibit 1.3
Exhibit 2.1
Exhibit 4.1
Exhibit 4.2
Exhibit 4.4
Exhibit 4.5
Exhibit 4.6
Exhibit 4.7
Exhibit 4.8
Exhibit 4.9
Exhibit 4.10
Exhibit 4.11
Exhibit 4.12
Exhibit 4.13
Exhibit 4.14
Exhibit 4.15
Exhibit 4.16
Exhibit 4.17
Exhibit 4.18
Exhibit 4.19
Exhibit 4.20
Exhibit 4.21
Exhibit 4.22
Exhibit 4.23
Exhibit 4.24
Exhibit 4.25
Exhibit 4.26
Exhibit 4.27
Exhibit 4.28
Exhibit 4.29
Exhibit 4.30
Exhibit 4.31
Exhibit 4.32
Exhibit 4.33
Exhibit 4.34
Exhibit 4.35
Exhibit 4.36
Exhibit 4.37
Exhibit 4.38
Exhibit 4.39
Exhibit 4.40
Exhibit 4.41
Exhibit 4.43
Exhibit 4.44
Exhibit 4.45
Exhibit 4.46
Exhibit 4.47
Exhibit 4.48
Exhibit 4.49
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1
Exhibit 15.2

ii

INTRODUCTION
Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:
•	“ADSs” refers to our American depositary shares, each of which represents 100 ordinary shares;
•	“$,” “US$” and “U.S. dollars” refer to the legal currency of the United States;
•	“Beijing WOFE” means Ku6 (Beijing) Technology Co., Ltd.
•	“China” and the “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;
•	“Cayman Companies Law” refers to the Companies Law (2010 Revision) of the Cayman Islands (as amended);
•	“Ku6” refers to Ku6 Holding Limited and its subsidiaries, affiliates and predecessor entities.
•	“ordinary shares” refers to our ordinary shares, par value US$0.00005 per share;
•	“RMB” and “Renminbi” refer to the legal currency of China;
•	“Shanda Interactive” refers to Shanda Interactive Entertainment Limited, a Cayman Islands company, whose ADSs are listed on the NASDAQ Global Select Market under the symbol “SNDA”;
•	“Shanda Group” refers to Shanda Interactive and its subsidiaries and VIEs and, unless the context requires otherwise, includes Ku6 Media Co., Ltd. and its subsidiaries and VIEs;
•	“telecom operators” refer to China Mobile, China Unicom and China Telecom, the three principal telecommunication network operators in China;
•	“Tianjin WOFE” means WeiMoSanYi (Tianjin) Technology Co., Ltd.; and
•	“we,” “us,” “our company” and “our” refer to Ku6 Media Co., Ltd. and its subsidiaries, affiliates and predecessor entities.
This annual report on Form 20-F includes our audited consolidated financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008.
FORWARD-LOOKING INFORMATION
This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “believe,” “is/are likely to” or other similar expressions. The forward-looking statements included in this form relate to, among others:
•	our goals and strategies;
•	our future business development, financial condition and results of operations;
•	our projected revenues, earnings, profits and other estimated financial information;
•	expected changes in our margins and certain costs or expenditures;
•	expected continued acceptance of our new revenue model;

•	our plans to expand and diversify the sources of our revenues;
•	expected changes in the respective shares of our revenues from particular sources;
•	our plans for staffing, research and development and regional focus;
•	our plans to launch new products and services;
•	our plans for strategic partnerships with other businesses;
•	our acquisition and divestiture strategy, and our ability to successfully integrate past or future acquisitions with our existing operations and complete planned divestitures;
•	competition in the PRC online video industry;
•	the outcome of ongoing, or any future, litigation or arbitration;
•	the expected growth in the number of Internet and broadband users in China, growth of personal computer penetration and developments in the ways most people in China access the Internet;
•	changes in PRC governmental preferential tax treatment and financial incentives we currently qualify for and expect to qualify for; and
•	PRC governmental policies relating to media and the Internet and Internet content providers and to the provision of advertising over the Internet.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the “Risk Factors” section of Item 3 and elsewhere in this annual report. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.
PART I
Item 1. Identity of Directors, Senior Management and Advisors
Not Applicable.
Item 2. Offer Statistics and Expected Timetable
Not Applicable.
Item 3. Key Information
A. Selected Financial Data
The following table presents certain selected consolidated financial information for our business. You should read the following information in conjunction with our audited consolidated financial statements, the notes thereto and Item 5 “Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. The following data as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 has been derived from our audited consolidated financial statements for those years and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1.

In May 2010, we sold all of our 51% interest in Beijing Huayi Brothers Music Co., Ltd., or Huayi Music, to Huayi Brothers Media Corporation. In August 2010, we completed the disposal of our remaining wireless value-added services and recorded music businesses to Shanda Interactive and also acquired from Shanda Interactive an equity interest in Shanghai Yisheng Network, an online audio business. The acquisition of the online audio business from Shanda Interactive was accounted for as an acquisition under common control and the disposal of our wireless value-added services and recorded music businesses including Huayi Music was accounted for as a discontinued operation in accordance with U.S. GAAP in our consolidated financial statements. As required by U.S. GAAP, we have reclassified the comparative operating results of the discontinued operation for the respective fiscal years as presented below and prepared the consolidated financial statements as if the acquisition of Shanghai Yisheng Network had been in effect since the inception of common control, which is the date that we became controlled by Shanda Interactive.
As a result, our selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 and our consolidated balance sheets as of December 31, 2006, 2007 and 2008 have been revised from our previously audited consolidated financial statements, which are not included in this annual report on Form 20-F to give effect to those changes. You should read the selected consolidated financial data in conjunction with the consolidated financial statements and the related notes included under “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Our historical results do not necessarily indicate our results expected for any future periods.

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
		(Adjusted)(1) (2)	(Adjusted) (1)	Adjusted) (1)	(Adjusted) (1)
	(in thousands of U.S. dollars, except for share and per share data)
Historical Condensed Consolidated Statement of Operations Data
Net revenues:
Advertising
Third parties	$15,854	$758	$—	$—	$—
Related parties	702	279	—	—	—

Total net revenues	16,556	1,037	—	—	—

Cost of revenues:
Advertising
Third parties	(40,083)	(557)	—	—	—
Related parties	(376)	—	—	—	—

Total cost of revenues	(40,459)	(557)	—	—	—

Gross profit (loss)	(23,903)	480	—	—	—
Operating expenses	(29,703)	(7,130)	(2,401)	(2,738)	(2,184)

Operating loss from continuing operations	(53,606)	(6,650)	(2,401)	(2,738)	(2,184)
Interest income	57	356	1,432	2,084	2,373
Interest expense	(31)	—	—	(179)	(45)
Gain on reduction of acquisition payable	—	—	5,000	—	—
Foreign exchange loss	—	—	(8,990)	—	—
Other income, net	—	2	—	105	—

Income (loss) before income tax benefit (expense) from continuing operations	(53,580)	(6,292)	(4,959)	(728)	144
Income tax benefit	41	14	—	—	—

Income (loss) from continuing operations, net of tax	(53,539)	(6,278)	(4,959)	(728)	144

	For the Year Ended December 31,
	2010	2009	2008	2007	2006
		(Adjusted)(1) (2)	(Adjusted) (1)	Adjusted) (1)	(Adjusted) (1)
	(in thousands of U.S. dollars, except for share and per share data)
Discontinued operations:
Income (loss) from operations of discontinued operations, net of tax	(3,383)	(21,779)	(7,744)	(40,727)	6,222
Gain from disposal of discontinued operations	4,487	222	413	193	—

Income (loss) from discontinued operations, net of tax	1,104	(21,557)	(7,331)	(40,534)	6,222

Net income (loss)	(52,435)	(27,834)	(12,290)	(41,262)	6,366
Less: Net loss attributable to the non-controlling interests from continuing operations	681	257	—	—	—
Less: Net loss (income) attributable to the non-controlling interests and redeemable non-controlling interests from discontinued operations	244	4,183	337	(688)	(562)
Net (loss) income attributable to Ku6 Media Co., Ltd.	(51,510)	(23,395)	(11,953)	(41,950)	5,804

Income (loss) from continuing operations, net of tax, attributable to Ku6 Media Co., Ltd.	(52,858)	(6,021)	(4,959)	(728)	144
Income (loss) from discontinued operations, net of tax, attributable to Ku6 Media Co., Ltd.	1,348	(17,374)	(6,994)	(41,222)	5,660

Net (loss) income attributable to Ku6 Media Co., Ltd.	(51,510)	(23,395)	(11,953)	(41,950)	5,804

Loss attributable to Ku6 Media Co., Ltd. ordinary shareholders per share from continuing operations, basic and diluted	(0.02)	—	—	—	—
Loss attributable to Ku6 Media Co., Ltd. ordinary shareholders per share from discontinued operations, basic and diluted	—	(0.01)	(0.01)	(0.02)	—

Loss attributable to Ku6 Media Co., Ltd. ordinary shareholders per share, basic and diluted	(0.02)	(0.01)	(0.01)	(0.02)	—

Weighted average share used in per share calculation-basic and diluted	3,096,421,097	2,196,291,947	2,185,615,129	2,172,208,190	2,189,748,563

	As of December 31,
	2010	2009	2008	2007	2006
		Adjusted(2)
	(in thousands of U.S. dollars, except for share data)
Historical Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	$27,295	$49,744	$59,473	$65,979	$74,597
Short term investments	—	10,000	—	—	—
Accounts receivable, net	8,461	4,062	12,658	14,691	13,449
Other current assets	9,051	2,155	5,580	8,777	3,342
Property and equipment, net	8,003	1,472	980	1,636	1,954
Goodwill	6,896	2,099	3,157	5,621	39,621
Other assets	27,265	1,976	6,476	8,890	7,027

Total assets	86,970	71,508	88,324	105,594	139,990

Current liabilities	36,406	13,783	6,316	14,467	12,960
Non-current liabilities	4,926	421	316	877	851

	As of December 31,
	2010	2009	2008	2007	2006
		Adjusted(2)
	(in thousands of U.S. dollars, except for share data)
Total liabilities	41,332	14,204	6,632	15,344	13,811

Redeemable non-controlling interests	—	371	—	—	—

Ordinary shares (3,481,174,498, 2,200,194,040, 2,193,343,740, 2,174,784,440 and 2,163,031,740 shares issued and outstanding as of December 31, 2010, 2009, 2008, 2007 and 2006, respectively)	174	110	110	109	108
Total Ku6 Media Co., Ltd. shareholders’ equity	45,572	54,966	76,799	85,474	122,712
Non-controlling interests	(108)	1,857	4,783	4,667	3,359

Total liabilities, redeemable non-controlling interests and shareholders’ equity	$86,970	$71,508	$88,324	$105,594	$139,990

(1)	Reflects the retrospective presentation of the operations data of the wireless value-added service and recorded music business in discontinued operations.

(2)	Reflects acquisition of online audio business from Shanda Interactive since the inception of the common control, which is the date on which we became controlled by Shanda Interactive.
Exchange Rate Information
We present our historical consolidated financial statements in U.S. dollars. In addition, certain pricing information is presented in U.S. dollars and certain contractual amounts that are in Renminbi include a U.S. dollar equivalent solely for the convenience of the reader. Except as otherwise specified, this pricing information and these contractual amounts are translated at RMB6.6000 = US$1.00, the prevailing rate on December 31, 2010. The translations are not a representation that the Renminbi amounts could actually be converted to U.S. dollars at this rate. For a discussion of the exchange rates used for the presentation of our financial statements, see note 2(7) to our audited consolidated financial statements.
B. Capitalization and Indebtedness
Not Applicable.
C. Reasons for the Offer and Use of Proceeds
Not Applicable.
D. Risk Factors

Risks Related to Our Business
We are operating with a small amount of working capital. If we cannot meet our liquidity needs through improved operating results, we may need to obtain additional financing. We cannot be assured that we will be able to obtain financing under commercially reasonable terms, or at all.
We reported net losses attributable to our company of $12.0 million, $23.4 million and $51.5 million for the years ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, we had cash and cash equivalents of approximately $27.3 million and working capital of approximately $8.4 million. Our net cash used in operating activities in 2010 was $29.6 million. On April 1, 2011, we entered into agreements with Shanda Media Group Limited, or Shanda Media, a wholly owned subsidiary of Shanda Interactive, pursusnt to which we agreed to issue to Shanda Media 1,538,461,538 ordinary shares for an aggregate purchase price of $50,000,000 (or $0.0325 per share) and $50,000,000 aggregate principal amount of senior convertible bond. The bond will mature in three years after issuance and will bear an interest of 3% per annum. The issuance of the ordinary shares and the convertible bond has been approved by our independent directors and shareholders. Shanda Media has committed to make the investment and we anticipate to close these transactions in the early part of the third quarter of 2011. As a result, we believe we will have sufficient liquidity to finance our 2011 anticipated operations and capital expenditure requirements, as well as achieve projected cash collections from customers and contain expenses and cash used in operations. However, achievement of better operating performance is not assured and management expects to continue to implement its liquidity plans, which includes reducing operating expenses. In addition, various matters may impact our liquidity such as:
•	inability to achieve planned operating results that could increase liquidity requirements beyond those considered in our business plan;
•	changes in financial market conditions or our business condition that could limit our access to existing credit facilities or make new financings more costly or even unfeasible; and
•	changes in China’s currency exchange control regulations that could limit our ability to access cash in China to meet liquidity requirements for our operations in China or elsewhere;
If we cannot meet our liquidity needs through improved operating results, we may need to obtain additional financing from financial institutions. However, we cannot be assured that we will be able to obtain loans or obtain them under commercially reasonable terms. We may also have to sell additional securities to meet our liquidity needs, but our ability to sell our securities is not assured. In addition, any additional issuance of securities would dilute the ownership of our stockholders.
We have a short operating history in a new and unproven market, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.
We entered into the online video business in January 2010 when we acquired Ku6 Holding Limited. Our previous wirelss value-added service and recorded music businesses were disposed in August 2010 and the only continuing business currently is online video and audio operations. We have a short operating history in a new and unproven market that may not develop as expected, if at all. This short operating history makes it difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and difficulties we encounter in this rapidly evolving market.
We have a history of losses, and we may be unable to achieve or sustain profitability.
We incurred net losses in each of the fiscal years from 2007 through 2009, inclusive, and we continued to incur losses in fiscal year 2010 after we entered into the online video business. Our ability to achieve profitability is affected by various factors, including:
•	growth of the online video industry and the online advertising market;
•	the continued acceptance of our online video content by our users;
•	the continued growth and maintenance of our user base;
•	our ability to control our costs and expenses; and
•	our ability to provide new advertising services to meet the demands of our advertising customers.
Many of these factors are beyond our control. For example, our revenues and profitability depend on the continuous development of the online advertising market in China and brand advertisers’ allocation of more budgets to online video industry. We cannot assure you that online advertising, as a new marketing channel, will become more widely accepted in China or that the advertisers will increase their spending on online video websites. We may continue to incur net losses in the future due to our continued investments in content, bandwidth and technology. If we cannot successfully offset our increased costs with an increase in net revenues, our gross margin, financial condition and results of operations could be materially and adversely affected. We may also continue to incur net losses in the future due to changes in the macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner.

We operate in a highly competitive market and we may not be able to compete successfully against our competitors.
We face significant competition, primarily from those companies that operate online video websites in China, which our management estimates to currently number over one hundred. A large number of independent online video sites, such as Youku.com and Tudou.com, compete against us. In addition, Chinese Internet portals, including Sina.com, Sohu.com and Baidu.com, and some of China’s major TV networks, such as China Central Television, or CCTV, Phoenix Satellite TV and Hunan Satellite TV, which have longer operating histories and more experience in attracting and retaining users and managing customers than we do, have launched their own video businesses. We also face competition from Internet video streaming platforms based on the P2P technology, such as PPS and PPTV. We compete with these companies for content, users and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting brand promotions and other marketing activities, and making acquisitions. In addition, certain online video websites may continue to derive their revenues from providing content that infringes third-party copyright and may not monitor their websites for any such infringing content. As a result, we may be placed at a disadvantage to some of these websites that do not incur similar costs as we do with respect to content acquisition and content monitoring. Some of our competitors have a longer operating history and significantly greater financial resources than we do, and in turn may be able to attract and retain more users and advertisers. If any of our competitors achieves greater market acceptance than we do or is able to offer more attractive online video content, our user traffic may decrease and our market share may decrease, which may result in a loss of advertisers and have a material and adverse effect on our business, financial condition and results of operations.
In addition, Internet streaming of content represents only one of many existing and potential new technologies for viewing video. Many users maintain simultaneous relationships with multiple video providers and can easily shift from one provider to another. For example, users may subscribe to cable, buy a DVD, and download a movie from Apple iTunes or other sources, or some combination thereof. New competitors may be able to launch new businesses at a relatively low cost.
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
We operate in a capital-intensive industry and require significant amount of cash to fund our operations and bandwidth, content and technology acquisitions. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.
The operation of an online video business requires significant upfront capital expenditures as well as continuous, substantial investment in content, technology and infrastructure. In order to implement our development strategies to expand our infrastructure and optimize our services across Internet-enabled devices, and further expand and diversify our revenue sources, we may incur additional capital needs in the future. We may obtain additional financing, including equity offering and debt financing in capital markets, to fund the operation and expansion of our online video business. Our ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including:
•	our future business development, financial condition and results of operations;
•	general market conditions for financing activities by companies in our industry; and
•	macroeconomic, political and other conditions in China and elsewhere.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. If we cannot obtain sufficient capital to meet our capital expenditure needs, we may not be able to execute our growth strategies and our business, financial condition and prospects may be materially and adversely affected.
The online video industry in China and user acceptance of our online video content may not grow as quickly as expected, which may adversely affect our revenues and business prospects.
Our business prospects depend on the continuing development of the online video industry in China. As an emerging industry, China’s online video industry has experienced substantial growth in recent years in terms of both users and content. We cannot assure you, however, that the online video industry will continue to grow as rapidly as it has in the past. With the development of technology, new forms of media may emerge and render online video websites less attractive to users. Growth of the online video industry is affected by numerous factors, such as users’ general online video experience, technological innovations, development of Internet and Internet-based services, regulatory changes, especially regulations affecting copyrights, and the macroeconomic environment. If the online video industry in China does not grow as quickly as expected or if we fail to benefit from such growth by successfully implementing our business strategies, our user traffic may decrease and our business and prospects may be adversely affected.
We operate in a rapidly evolving industry. If we fail to keep up with the technological developments and users’ changing requirements, our business, results of operations and prospects may be materially and adversely affected.
The online video industry is rapidly evolving and subject to continuous technological changes and changes in industry standards. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from the technological developments. For example, the development of broadband enabled the enjoyment of high definition videos online. In addition, the number of people accessing the Internet via devices other than personal computers, including mobile phones and other hand-held devices, has increased in recent years. With the introduction of 3G mobile services by all three mobile carriers in China in 2009, we expect this trend to continue. If we do not adapt our products and services to such changes in an effective and timely manner, we may suffer from a decreased user traffic, which may result in a reduced number of advertisers using our online advertising services. Furthermore, changes in technologies may require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. Failure in keeping up with technological development may result in our products and services being less attractive, which in turn, may materially and adversely affect our business, results of operations and prospects.
We depend on studios, distributors and other content owners to license us professionally produced content that we can stream instantly over the Internet. Increases in market prices for professionally produced content may have an adverse effect on our business, financial condition and results of operations.
A majority of our user traffic is attributable to professionally produced content. Our ability to provide our users with professionally produced content that they can watch instantly, such as movies and TV episodes, depends on studios and distributors licensing us such content specifically for Internet delivery. The license periods and the terms and conditions of such licenses vary. If the studios and distributors change their terms and conditions or are no longer willing or able to provide us licenses, our ability to stream content to our users will be adversely affected. Some of the licenses provide for the studios or distributor to withdraw content from our service relatively quickly. Because of these provisions as well as other actions we may take, content available through our service can be withdrawn on short notice. If we are unable to secure and maintain rights to streaming content or if we cannot otherwise obtain such content upon terms that are acceptable to us, our ability to stream movies and TV episodes to our users will be adversely impacted, and our user acquisition and retention could be adversely impacted. During the course of our license relationship, various issues can arise. To the extent that we are unable to resolve any of these issues in an amicable manner, our relationship with the studios and distributors or our access to content may be adversely impacted.

Moreover, the market prices for professionally produced content, especially popular movies and television serial dramas, have increased significantly in China during the past few years. Due to the improving monetization prospects of online video advertising, online video websites are generating more revenues and are competing aggressively to license popular television serial dramas and movies, and the increasingly intense content bidding process has in turn led to increases in license fees of professionally produced content in general. As the market develops, the expectations of copyright owners, distributors and industry associations may continue to rise, and as such they may demand higher licensing fees for professionally produced content. In addition, we have started to explore a revenue sharing license model with content owners. Under this model, we generally obtain titles for low initial cost in exchange for a commitment to share a percentage of the advertising revenues generated by us from such titles, for a defined period of time. The initial cost may be in the form of an upfront non refundable payment and may also be in the form of a prepayment of future revenue sharing obligations. The terms of some revenue sharing agreements may obligate us to make minimum revenue sharing payments for certain titles. If we are unable to generate sufficient revenues to outpace the increase in market prices for professionally produced content, we may incur more losses and our business, financial condition and results of operations may be adversely affected. In addition, the terms of our licenses for professionally produced content generally range from one to three years for movies and television serial dramas. If we are unable to obtain professionally produced content on terms that are commerically attractive to us for a longer period, we may not be able to maintain and grow our user base and may lose our market position.
We generate substantially all of our revenues from online advertising, as a result of our acquisition of Ku6 in January 2010 and the disposal of our wireless value-added services and recorded music businesses in August 2010. If we fail to retain existing advertisers or attract new advertisers to advertise on our website or if we are unable to collect accounts receivable from the advertisers or advertising agencies in a timely manner, our financial condition, results of operations and prospects may be materially and adversely affected.
We generate substantially all of our revenues from online advertising. The online advertising market is new and rapidly evolving, particularly in China. As a result, many of our current and potential advertising clients have limited experience using the Internet for advertising purposes and historically have not devoted a significant portion of their advertising budget to Internet-based advertising. Moreover, changes in government policy could restrict or curtail our online advertising services. For example, in 2006 and 2007, the PRC government enacted a series of regulations, administrative instructions and policies to restrict online medical advertising.
We retain existing advertisers and attract new advertisers by maximizing return on their investment. If, however, our advertisers determine that their expenditures on online video websites do not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels such as television, newspapers and magazines and reduce or discontinue business with us. Since most of our advertisers are not bound by long-term contracts, they may amend or terminate advertising arrangements with us easily without incurring liabilities. Failure to retain existing advertisers or attract new advertisers to advertise on our website may materially and adversely affect our business, financial condition, results of operations and prospects.
A majority of our online advertising agreements are entered into with various third-party advertising agencies. We rely on third-party advertising agencies for sales to, and collection of payment from, our advertisers. In consideration for the third-party advertising agencies’ services, we pay them cash incentives based on the volume of business they bring to us. The financial soundness of our advertisers and advertising agencies may affect our collection of accounts receivable. We make a credit assessment of the advertiser and advertising agency to evaluate the collectibility of the advertising service fees before entering into an advertising contract. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each advertiser or advertising agency, and any inability of advertisers or advertising agencies to pay us in a timely manner may adversely affect our liquidity and cash flows.

We do not have long-term cooperation agreements or exclusive arrangements with these agencies and they may elect to direct business opportunities to other advertising service providers, including our competitors. If we fail to retain and enhance the business relationships with third-party advertising agencies, we may suffer from a loss of advertisers and our business, financial condition, results of operations and prospects may be materially and adversely affected. In addition, there has been some consolidation in China’s online advertising market. If this trend continues, a small number of large advertising agencies may be in a position to demand higher rebate for advertising agency services, which could reduce our gross margin.
We depend on a limited number of advertising customers, which include both advertisers and advertising agencies, for a significant portion of our revenues. Failure to maintain relationships with these advertising customers may cause significant fluctuations or declines in our revenues.
We depend on a limited number of advertising customers for a significant portion of our revenues. We generally do not maintain long-term contracts with advertising customers. Most of our advertising agreements are short-term contracts. We cannot assure you that we will be able to maintain our relationships with them or renew our spot and short-term contracts. In addition, sales to these advertising customers are typically made through non-exclusive arrangements, and competition for these customers is intense. We anticipate that our dependence on a limited number of advertising customers will continue in the foreseeable future. Consequently, our failure to maintain relationships with these advertising customers could materially and adversely affect our business, financial condition, results of operations and prospects.
If we fail to continue to anticipate user preferences and provide products and services to attract and retain users, we may not be able to generate sufficient user traffic to remain competitive.
Our success depends on our ability to generate sufficient user traffic through provision of attractive products and services. To attract and retain users and compete against our competitors, we must continue to offer high-quality content that provides our users with a satisfactory online video experience. To this end, we must continue to source new, professionally produced content, produce new in-house content or encourage more user-generated content, while balancing the value of each type of content to our advertising services. For example, with professionally produced content, we attract a majority of our user traffic. Our advertisers can place targeted advertisements focusing on certain user demographics. With user-generated content, users can upload and share their own videos and spend a longer time on our website, and a “community-like” environment enhances users’ loyalty to our website and such network effect broadens advertisers’ reach of audience; and with our in-house productions, we tailor such content to users’ preferences based on our industry experience and combine these productions with targeted advertising services such as product placements, which benefits both the users and our advertisers.
Based on the feedback on our website design and our statistics regarding users’ watching behavior, we keep developing new website features that appeal to users, such as designing more user-friendly content searching tools, creating additional interactive social functions or offering better website compatibility with new Internet-enabled devices. Due to our leading market position, we maintain a large content library to serve our users, which in turn leads to our continued need to license more content covering a wider range of genres from the licensors of professionally produced content. We must continue to grow our platform and content demand to keep our key customer status in order to maintain good relationships with current licensors of professionally produced content to renew our current licenses and license new content from them. We need to continuously anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. If we fail to cater to the needs and preferences of our users and, as a result, fail to deliver satisfactory user experience, we may suffer from reduced user traffic and our business and results of operations may be materially and adversely affected.
There can be no assurance that we will fully develop an ability to respond to changing consumer preferences, to effectively adjust our product mix, service offerings and marketing initiatives, or to selectively develop and maintain strategic alliances for products and services that meet and anticipate advances in technology and market trends.

The success of our business depends on our ability to maintain and enhance our brand.
We believe that maintaining and enhancing our Ku6 brand is of significant importance to the success of our business. Since the online video market is highly competitive, a well-recognized brand is critical to increasing our user base and, in turn, enhancing our attractiveness to advertisers. We believe that the importance of brand recognition will increase as the number of Internet users in China grows. In order to attract and retain Internet users and advertisers, we may need to substantially increase our expenditures for creating and maintaining brand loyalty. Our success in promoting and enhancing our brand, as well as our ability to remain competitive, will also depend on our success in offering high-quality content, features and functionality. If we fail to promote our brand successfully or if visitors to our website or advertisers do not perceive our content and services to be of high quality, we may not be able to continue growing our business and attracting users and advertisers.
Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.
Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues may be significantly different from our historical or projected rates. Our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Other factors that may affect our financial results include, among others:
•	global economic conditions;
•	our ability to maintain and increase user traffic;
•	our ability to attract and retain advertisers;
•	changes in government policies or regulations, or their enforcement; and
•	geopolitical events or natural disasters such as war, threat of war, earthquake or epidemics.
Our operating results tend to be seasonal. For instance, we may have slightly lower revenues during the first quarter of each year primarily due to the Chinese New Year holidays in that quarter. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our customers.
We may not be able to manage our expansion effectively.
Ku6 experienced rapid growth after it commenced its online video business in 2006, and we have maintained such rapid growth since our acquisition of Ku6 in January 2010. To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to maintain and expand our relationships with content providers, advertisers, advertising agencies and other third parties. We cannot assure you that our current infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, results of operations and prospects may be materially and adversely affected.
Our recent restructuring of our sales department may expose us to various risks.
On May 18, 2011, we announced that, as part of our strategies to streamline operations, manage costs and improve efficiency, we plan to restructure our sales department. After the restructuring, we expect to maintain a smaller but more efficient sales team and to adopt various measures to enhance sales performance. Such measures will include outsourcing some of our sales efforts to third-party advertising agencies and exploring more effective sales channels. The restructuring will reduce our total workforce by approximately 20% and all employees affected are from the sales department. We Company expects that a non-recurring restructuring charge will be recorded in the second quarter of 2011, and our revenues in short-term will be negatively affected by the restructuring.
However, the restructuring’s negative impact on our revenues may be more severe and lasts longer than we expected. As a result, our business, results of operations and prospects may be materially and adversely affected.

We may be subject to administrative actions by PRC regulatory authorities and other liabilities because of advertisements shown on our website.
Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our website to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to website posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained from competent governmental authority, which is generally the local branch of the SAIC. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting a pharmaceutical product advertisement without approval, or posting an advertisement for fake pharmaceutical products, PRC governmental authorities may force us to terminate our advertising operation or revoke our licenses. Furthermore, advertisers, advertising operators or advertising distributors, including us, may be subject to civil liability if they infringe on the legal rights and interests of third parties.
A majority of the advertisements shown on our website are provided to us by third-party advertising agencies on behalf of advertisers. We cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the application of these laws and regulations. For example, Article 38 of the Advertisement Law provides that an advertisement operator who knows or should have known the posted advertisement is false or fraudulent will be subject to joint and several liabilities. Under Article 16 of the Detailed Implementation Rules on the Administrative Regulations for Advertisement, a website must not post any advertisements that are untrue or lacking the requisite governmental approval if such type of advertisements is subject to special governmental review. However, for the determination of the truth and accuracy of the advertisements and the actual or constructive knowledge of the website, there are no implementing rules or official interpretations, and such a determination is at the sole discretion of the relevant local branch of the SAIC, which results in uncertainty in the application of these laws and regulations.
If we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.
Videos and other content displayed on our website may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.
The PRC government has adopted regulations governing Internet access and the distribution of videos and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content or other licenses, the closure of the concerned websites and reputational harm. The website operator may also be held liable for such censored information displayed on or linked to their website.
In addition to professionally produced content, we allow our users to upload videos to our website. Our users can upload all types of content including user-created and professionally produced content and can upload certain graphical files for limited purposes, such as updating user biographies. Although we have adopted internal procedures to monitor the content displayed on our website, due to the significant amount of content uploaded by our users currently amounting to an average of 30,000 files on a daily basis, we may not be able to identify all the videos or other content that may violate relevant laws and regulations. Failure to identify and prevent illegal or inappropriate content from being displayed on our website may subject us to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a website operator. For a detailed discussion, see “Item 4.B Business Overview—Government Regulation—Regulations on Internet Content Services” and “—Regulations on Information Security.”

To the extent that PRC regulatory authorities find any content displayed on our website objectionable, they may require us to limit or eliminate the dissemination of such content on our website in the form of take-down orders or otherwise. In the past, we have from time to time received phone calls and written notices from the relevant PRC regulatory authorities requesting us to delete certain content that the government deemed inappropriate or sensitive. In addition, regulatory authorities may impose penalties on us based on content displayed on or linked to our websites in cases of material violations, including a revocation of our operating licenses or a suspension or shutdown of our online operations. Moreover, the costs of compliance with these regulations may continue to increase because of more content uploaded by our increasing number of users.
We may need to record impairment charges to earnings if our acquisition goodwill or acquired intangible assets are determined to be impaired, which would adversely affect our results of operations.
As part of our expansion and diversification strategy, we may acquire or invest in companies in the same or related industries in which we operate. We record acquisition goodwill and acquired intangible assets on our balance sheet in connection with such acquisitions and investments arrangements, respectively. We are required to review our acquisition goodwill for impairment at least annually and review our acquired intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, including a decline in stock price and market capitalization and a slow down in our industry, which may result from the recent global economic slowdown. If the carrying value of our acquisition goodwill or acquired intangible assets were determined to be impaired, we would be required to write down the carrying value or to record charges to earnings in our financial statements during the period in which our acquisition goodwill or acquired intangible assets is determined to be impaired, which would adversely affect our results of operations. During the years ended December 31, 2008, 2009 and 2010, we recorded impairment of $2.7 million, $3.6 million and nil, respectively, for our acquisition goodwill related to discontinued business, and impairment of $2.9 million, $3.5 million and nil, respectively, for our acquired intangible assets related to discontinued business.
We may need to write-down the unamortized balance of licensed video copyright to estimated net realizable value and record the write-down as expenses, which would adversely affect our results of operations.
We mainly relied on licensing professionally produced content to increase our user traffic and we pay licensing fees to copyright owners or distributors or licensors for such professional produced content. Such licensing fees are carried at the lower of the unamortized balance or estimated net realizable value. Under the net realizable value approach, we determine the expected cash inflows that are directly attributed to the premium content licensed on a quarterly basis, which equal the expected revenues directly attributable to the content less the direct costs to deliver the content, to derive the net realizable value of the asset. We write down the carrying value of the licensed content if the estimated net future direct cash inflows from the licensed video copyrights over the licensing period are lower than the carrying amount. During the years ended December 31 2010, we recorded $7.7 million of write-down for our licensed video copyrights. As of December 31, 2010, the carrying value of our licensed video copyrights was written down to zero.
Disruption or failure of our systems could impair our users’ online video experience and adversely affect our reputation.
Our ability to provide users with a high-quality online video experience depends on the continuous and reliable operation of our systems. We cannot assure you that we will be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our website and decrease the overall effectiveness of our website to both users and advertisers. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could hurt user experience and our reputation, causing our users and advertisers to switch to our competitors’ websites. Our systems and proprietary video content delivery network, or CDN, are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our systems. We have experienced service interruptions in the past which typically were caused by (i) overload of our servers; (ii) unexpected overflow of user traffic; and/or (iii) service malfunction of the telecommunications operators, such as power outage of Internet data centers or network transmission congestion. We may continue to experience similar interruptions in the future despite our continuous efforts to improve our systems. Since we host our servers at third-party Internet data centers, any natural disaster or unexpected closure of Internet data centers operated by third-party providers may result in lengthy service interruptions.

If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our users’ experience with us may be negatively affected, which in turn, may have a material and adverse effect on our reputation. We cannot assure you that we will be successful in minimizing the frequency or duration of service interruptions.
Undetected programming errors could adversely affect user experience and the market acceptance of our video programs, which may materially and adversely affect our business and results of operations.
The video programs, including advertising video programs, on our website may contain programming errors that may only become apparent after their release. We receive user feedback in connection with programming errors affecting their user experience from time to time, and such errors may also come to our attention during our monitoring process. We generally have been able to resolve such programming errors in a timely manner. However, we cannot assure you that we will be able to detect and resolve all these programming errors effectively. Undetected audio or video programming errors or defects may adversely affect user experience and cause our advertisers to reduce their use of our services, any of which could materially and adversely affect our business and results of operations.
Our operations depend on the performance of the Internet infrastructure and telecommunications networks in China and the third-party service providers. We may fail to establish and maintain relationships with technology providers.
Our products and services depend on the ability of our users to access the Internet. Therefore, the successful operation of our business depends on the performance of the Internet infrastructure and telecommunications networks in China. Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of China’s Ministry of Industry and Information Technology, or the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers in each province and rely on them to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the telecommunications networks provided by telecommunications service providers. Our Ku6.com and juchang.com websites regularly serve a large number of users and advertisers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our websites. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected. If Internet access fees or other charges to Internet users increase, our user traffic may decline and our business may be hurt. Our servers, which are partly hosted at third-party Internet data centers, are vulnerable to break-ins, sabotage and vandalism. The occurrence of a natural disaster or a closure of an Internet data center by a third-party provider without adequate notice could result in lengthy service interruptions. Moreover, the agreements we have entered into with domestic telecommunications carriers to host our servers typically have terms of approximately one year and are renewable subject to early termination. If we are not able to renew such hosting services agreements with the telecommunications carriers when they expire and are not able to enter into agreements with alternative carriers at commercially reasonable terms or at all, the quality and stability of our services may be adversely affected. In addition, our domain names are resolved into Internet protocol (IP) addresses by systems of third-party domain name registrars and registries. Any interruptions or failures of those service providers’ systems, which are beyond our control, could significantly disrupt our own services.

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
We also depend significantly on relationships with leading technology providers and the licenses that the technology providers have granted to us. Our competitors may establish the same relationships as we have, which may adversely affect us. We may not be able to maintain these relationships or replace them on commercially attractive terms.
We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.
Our success depends, in large part, on our ability to operate our business without infringing third-party rights, including third-party intellectual property rights. Internet companies, technology and media industries own, and are seeking to obtain, a large number of patents, copyrights, trademarks and trade secrets, and they are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights or other related legal rights. There may be patents issued or pending that are held by others that cover significant aspects of our technologies, products, business methods or services.
We have been and may continue to be subject to claims for defamation, negligence, infringement of third-party copyright and other rights, such as privacy and image rights, or other claims based on the nature or content of videos or other information provided by Ku6 or our users on our websites. Such claims, with or without merit, may cause us to incur significant costs and liabilities and could materially and adversely affect our business, and also result in diversion of the attention of our management and our financial resources and negative publicity on our brand and reputation. Ku6 recorded expenses relating to such claims of $1.6 million and $0.4 million during the years ended December 31, 2008 and 2009, respectively, prior to the acquisition by us. We paid about $1.0 million to settle such claims during the year ended December 31, 2010 and we had accrued liabilities for such claims of $0.7 million as of December 31, 2010. In addition, third parties may make claims against us for losses incurred in reliance on the information on our websites. We do not carry any liability insurance covering such risks.
Due to the significant number of videos uploaded by users, which currently amounts to an average of 30,000 files on a daily basis, we may not be able to identify all content that may infringe on third-party rights. Thus, our failure to identify unauthorized videos posted on our website has subjected us to, and may continue to subject us to, claims of infringement on third-party intellectual property rights or other rights. In addition, we may be subject to administrative actions brought by the National Copyright Administration of the PRC or its local branches for alleged copyright infringement.
Additionally, although we have not previously been subject to legal actions for copyright infringement in jurisdictions other than the PRC, it is possible that we may be subject to such claims in the future. Such other jurisdictions may impose different protections for copyrights, and the claims may result in potentially larger damages awards than have been imposed in the PRC. For example, although our operations are in the PRC and our site is targeted at audiences in Asia, our site includes some English-language content and is accessible by users in the U.S. and elsewhere. There is a risk that a U.S. court may determine that it has jurisdiction over us for claims for U.S. copyrights. Although U.S. copyright laws, including the Digital Millennium Copyright Act (17 U.S.C. § 512), or the DMCA, provide safeguards from claims for monetary relief for copyright infringement for certain entities that host user-uploaded content and that comply with specified statutory requirements, and although we have recently taken additional steps in an effort to comply with the DMCA “safe harbor” requirements, it is possible that a U.S. court would conclude that it has jurisdiction and that we are not eligible for the safeguards provided by the DMCA for infringement claims occurring prior to the implementation of those changes. Additionally, for claims of infringement arising after our additional efforts to comply with the DMCA safeguards, it is nonetheless possible that a U.S. court could conclude that we have not complied with all such statutory requirements to qualify for safe harbor status. Under such circumstances, it is possible that we could be subject to claims of copyright infringement in the U.S.

In addition, although our license agreements with licensors of licensed content require that the licensors have the legal right to license to us such content, we cannot ensure each licensor has such authorization. If any purported licensor does not actually have proper authorization relating to the licensed content or right to license a work of authorship provided to us, we may be subject to claims of copyright infringement from third parties, and there is no assurance that we can be fully indemnified by the relevant licensor for all losses we may incur from such claims.
We may not be able to adequately protect our intellectual property rights, and any failure to protect our intellectual property rights could adversely affect our revenues and competitive position.
We believe that trademarks, trade secrets, patents, copyrights and other intellectual property we use are important to our business. We rely on a combination of trademark, copyright, patent and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We have invested significant resources to develop our own intellectual property and acquire licenses to use and distribute the intellectual property of others for our online video site; failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.
The validity, enforceability and scope of protection available under intellectual property laws with respect to the Internet industry in China are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or our other intellectual property or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention.
Moreover, pirated copies of copyrighted video works, including movies and TV drama series, that are licensed to us are often posted on third-party websites. The availability of unauthorized and pirated copies of such copyrighted content can reduce our user traffic and our advertising revenues. There can be no assurance that our efforts to enforce our rights in such content will be successful in preventing content piracy.
Changes in government policies or regulations may have a material and adverse effect on our business, financial condition, results of operations and cash flows.
Our online video business is subject to strict government regulations in the PRC. Under the current PRC regulatory scheme, a number of regulatory agencies, including the State Administration of Radio, Film, and Television, or SARFT, the Ministry of Culture, the Ministry of Industry and Information Technology, or MIIT, the General Administration of Press and Publication, or GAPP, and the State Council Information Office, or SCIO, jointly regulate all major aspects of the Internet industry, including the online video industry. Operators must obtain various government approvals and licenses, including an Internet content provider license, or ICP license, and an Internet audio/video program transmission license, prior to the commencement of online video operations. We have obtained the licenses and permits essential for our business operations. We have obtained the ICP license, the Internet audio/video program transmission license (currently covering the Internet user uploaded audio/video program service) and a permit from the Beijing Drug Administration to post approved non-prescription drug advertisement on our website. We are in the process of upgrading our Internet audio/video program transmission license and preparing to apply for the approval from the SCIO to publish news on our website or disseminate news through the Internet. We currently operate a current events channel on our website, which includes audio/video content relating to current topics and social events. Before obtaining the drug information permit, there were a small number of advertisements for non-prescription drugs shown on our website, which may not have been in compliance with the Administration Measures on Internet Drug Information Services and may subject us to administrative warnings, termination of any Internet drug advertisements on our website and other penalties which are not clearly defined in the measures. We are now qualified to post approved non-prescription drug advertisements on our website pursuant to the drug information permit, and we believe the risk of any penalties imposed on our past conduct is low. If the PRC government finds that we were operating without the proper licenses or approvals, promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of online video businesses and/or wireless and web-based subscription services, the PRC government has the power to, among other things, levy fines, confiscate our income or the income of our affiliates, revoke our business licenses or the business licenses of our affiliates, and require us to discontinue or impose restrictions on the affected portion or our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. In addition, the PRC government may promulgate regulations restricting the types and content of advertisements that may be transmitted online, which could have a direct adverse impact on our business.
Any lack of requisite permits for any of our online video content may expose us to regulatory sanctions.
SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content (the “Notice”) in March 2009. The Notice reiterated, among other things, that all movies and television shows released or published online must be in compliance with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the PRC or overseas, must be pre approved by SARFT and distributors of these movies and television shows must obtain an applicable permit before releasing any movie or television show.
We rely on written representations from the content providers regarding the SARFT approval status of the content licensed to us. Under our content licensing agreements, the content providers generally represent and warrant that (i) the content they provide has legitimate copyright or authorization, and they are entitled to grant us the rights of communication through information networks; (ii) the content itself as well as the authorization or rights granted to us neither breach any applicable laws, regulations or public morals, nor impair any third party rights; and (iii) that they will indemnify us for any loss resulting from both the non compliance of such content with the law and claims from third parties. However, we cannot guarantee that the remedies provided by these content providers, if any, will be sufficient to compensate us for potential regulatory sanctions imposed by SARFT due to violations of the approval and permit requirements. Nor can we ensure that any such sanctions will not adversely affect either the general availability of video content on our website or our reputation. In addition, such risks may persist due to ambiguities and uncertainties relating to the implementation and enforcement of the Notice.
Our ability to operate effectively could be impaired if we fail to attract and retain our executive officers.
Our success depends, in part, upon the continuing contributions of our executive officers. Although we have employment agreements with our executive officers, except Mr. Haifa Zhu, we cannot assure you that we will be able to retain our executive officers. The loss of the services of any of our executive officers or the failure to attract other executive officers could have a material adverse effect on our business or our business prospects.
We have limited business insurance coverage.
Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

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
In addition, the MIIT has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider to block any Internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the Internet of information that it believes to be socially destabilizing. The State Secrecy Bureau is also authorized to block any website it deems to be leaking State secrets or failing to meet the relevant regulations relating to the protection of State secrets in the dissemination of online information. Furthermore, we are required to report any suspicious content to relevant governmental authorities, and to undergo computer security inspections. If we fail to implement the relevant safeguards against security breaches, our websites may be shut down and our business and ICP licenses may be revoked.
Although we attempt to monitor the content in our websites, we are not able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content generated or placed on our websites by our users. To the extent that PRC regulatory authorities find any content displayed on our websites objectionable, they may require us to limit or eliminate the dissemination of such information on our websites. If third-party websites linked to or accessible through our website operate unlawful activities such as online gambling on their websites, PRC regulatory authorities may require us to report such unlawful activities to relevant authorities and to remove the links to such websites, or they may suspend or shut down the operation of such websites. PRC regulatory authorities may also temporarily block access to certain websites for a period of time for reasons beyond our control. Any of these actions may reduce our user traffic and adversely affect our business. In addition, we may be subject to penalties for violations of those regulations arising from information displayed on or linked to our websites, including a suspension or shutdown of our online operations.
Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2010. Our independent registered public accounting firm audited the effectiveness of our internal control and reported that our internal control over financial reporting was not effective as of December 31, 2010. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on the effectiveness of such company’s internal control over financial reporting in its annual report. Effective internal control over financial reporting is necessary for us to provide reliable financial reports, effectively prevent fraud and operate as a public company.
Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of December 31, 2010 as a result of one identified material weakness in our internal control over financial reporting. Our independent registered public accounting firm audited the effectiveness of our internal control and reported that our internal control over financial reporting was not effective as of December 31, 2010 as a result of the material weakness identified. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of our company’s financial statements will not be prevented, or detected and corrected on a timely basis. The material weakness identified relates to the lack of sufficient competent accounting personnel with appropriate levels of accounting knowledge and experiences to address complex U.S. GAAP accounting issues and prepare financial statements and related disclosures under U.S. GAAP. Further, our management concluded that, as of December 31, 2010, our disclosure controls and procedures were not effective because of this identified material weakness in our internal control over financial reporting. See “Item 15. Controls and Procedures.”

We will take initiatives to improve our internal control over financial reporting and disclosure controls. For details on these initiatives, please see “Item 15. Controls and Procedures— Management’s Plan for Remediation of Material Weakness.” However, the implementation of these initiatives may not fully address the material weakness in our internal control over financial reporting. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that satisfies our reporting obligations. Our failure to remediate the material weakness or our failure to discover and address any other material weaknesses or deficiencies may result in inaccuracies in our financial statements, delay in the preparation of our financial statements, and the loss of investor confidence in the reliability of our financial statements, which in turn could negatively influence the trading price of our ADSs. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misappropriations of corporate assets and subject us to potential delisting from the stock exchange on which our ADSs are listed, regulatory investigations or civil or criminal sanctions. As a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.
We believe that we were a passive foreign investment company (“PFIC”) for taxable years 2006, 2007, 2008 and 2009, and although we believe we were not a PFIC for taxable year 2010, we may be a PFIC for the taxable years ending after 2010, which could result in adverse U.S. federal income tax consequences to U.S. investors.
We will be a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is passive income or (b) 50% or more of the average quarterly value of our assets during such taxable year consists of assets that either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets and (b) received directly a proportionate share of the other corporation’s income. We believe that we were a PFIC for taxable years 2006, 2007, 2008 and 2009 and we may be a PFIC for taxable years ending after 2010. If we were a PFIC for 2006, 2007, 2008 and 2009 and you held ordinary shares or ADSs during such taxable years, we would continue to be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which you hold them. Because our PFIC status for any taxable year will not be determinable until after the end of the taxable year and will depend on the composition of our income and assets and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ordinary shares or ADSs (which may be especially volatile), there can be no assurance we will not be a PFIC for any taxable year. Such characterization could result in adverse U.S. federal income tax consequences to a U.S. investor. In general, if we are a PFIC, then “excess distributions” to a U.S. investor and any gain realized by a U.S. investor on the sale or other disposition of our ordinary shares or ADSs will be allocated ratably over the U.S investor’s holding period for the ordinary shares or ADSs; the amount allocated to the current taxable year and any year prior to our becoming a PFIC will be taxed as ordinary income; and the amount allocated to each other taxable year will be subject to tax at the highest rate in effect for the applicable class of taxpayer for that year. Additionally, an interest charge will be imposed with respect to the resulting tax attributable to each such other taxable year and the U.S. investor will be subject to U.S. tax reporting requirements. Alternatively, if we are a PFIC and if our ADSs are “regularly traded” on a “qualified exchange,” a U.S. investor could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above.

Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to the U.S. federal, state and local and other tax consequences of our status as a PFIC in light of their particular circumstances, as well as the availability of and procedures for making a mark-to-market or other available election. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see “Taxation—United States Federal Income Taxation” below.
We may be deemed a PRC resident enterprise under the New EIT Law and be subject to PRC taxation on our worldwide income.
The PRC Enterprise Income Tax Law, or the New EIT Law, includes a provision specifying that legal entities organized outside China will be considered residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for Chinese income tax purposes, they would be subject to the 25% enterprise income tax imposed by the New EIT Law on their worldwide income. The implementation rules to the New EIT Law provide that non resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. reside within China. Although substantially all of our operational management is currently based in the PRC, it is uncertain whether we would be deemed a PRC tax resident enterprises under the New EIT Law and other related PRC laws and regulations. If we are deemed to be a PRC tax resident enterprise, our global income will be subject to PRC enterprise income tax at the rate of 25%, which would have a material adverse effect on our financial condition and results of operations.
Dividends we receive from our operating subsidiary located in the PRC may be subject to PRC withholding tax.
In accordance with the New EIT Law and its implementation rules, dividends which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding tax. In addition, under the tax treaty between the PRC and Hong Kong, if a foreign investor is incorporated in Hong Kong and qualifies as a Hong Kong tax resident, the applicable withholding tax rate is reduced to 5% if the investor holds at least a 25% interest in the FIE, or to 10% if the investor holds less than a 25% interest in the FIE. There are no undistributed earnings of our subsidiaries located in the PRC that are available for distribution as of December 31, 2010. In addition, we (i) do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future and (ii) intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business in the PRC. Accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon distributions to us.
Dividends payable by us to our foreign investors may be subject to PRC withholding tax; and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.
Under the New EIT Law and implementation regulations issued by the State Council, PRC withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC.
Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. The implementation regulations of the New EIT Law set forth that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interest of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered a PRC “resident enterprise,” the dividends we pay with respect to our ordinary shares or ADSs may be treated as income derived from sources within the PRC and be subject to PRC withholding tax at a rate of 10%, and the gain you may realize from the transfer of our ordinary shares or ADSs may also be subject to PRC income taxes.
Furthermore, it is unclear in these circumstances whether holders of our ordinary shares or ADSs would be able to claim the benefit of income tax treaties entered into between China and other countries or regions. If we are required under the New EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

All participants of our existing equity compensation plans who are PRC citizens are required to register with the State Administration of Foreign Exchange of the PRC, or SAFE, and the failure to so comply could subject us and such participants to penalties.
On March 28, 2007, SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of an Overseas Listed Company, or Circular 78. On May 29, 2007, SAFE issued the Notice on Printing and Distributing the Operating Rules for the Notice of the State Administration of Foreign Exchange on the Relevant Issues about Foreign Exchange Control over the Financing and Return Investment of Domestic Residents through Overseas Special Purpose Companies, or Circular 106. According to these regulations, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas, publicly listed company are required to register with the SAFE and complete certain other procedures. These participants should retain a PRC agent, which can be a subsidiary of the overseas listed company in China to handle various foreign exchange matters associated with these plans. In the case of an employee stock ownership plan, an overseas custodian bank should be retained by the PRC agent to hold in trusteeship all overseas assets held by such participants under the employee stock ownership plan. In the case of a stock option plan, a financial institution with stock brokerage qualification in the jurisdiction where the overseas publicly-listed company is listed or a qualified institution designated by the overseas, publicly listed company is required to be retained by the PRC agent to handle matters in connection with the exercise or sale of stock options for the stock option plan participants. The PRC agents or employers should, on behalf of the PRC citizens, apply annually to the SAFE or its competent local branches for a quota for the conversion and/or payment of foreign currencies in connection with the PRC citizens’ exercise of the employee stock options. The foreign exchange proceeds received by the PRC citizens from sale of shares under the stock option plans granted by the overseas listed companies must be remitted into the bank accounts in China opened by their employers or PRC agents. We and our PRC citizen employees who participate in the employee stock ownership plan or a stock option plan have not yet completed the required registration with SAFE. Any failure to comply with such regulations may subject us and the participants of our equity compensation plans who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our personnel which is currently a significant component of the compensation of many of our PRC employees, as a result of which our business operations may be adversely affected.
Risks Related to Our Corporate Structure
If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet business, including the provision of online video and online advertising services. Specifically, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. We conduct our operations in China principally through contractual arrangements among our wholly owned PRC subsidiaries, Ku6 (Beijing) Technology Co.,Ltd. and WeiMoSanYi (Tianjin) Technology Co., Ltd., and four consolidated affiliated entities in the PRC, namely, Ku6 (Beijing) Information Technology Co., Ltd. (“Ku6 Information Technology”), Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd. (“Tianjin Ku6”), Ku6 (Beijing) Cultural Media Co., Ltd. (“Ku6 Cultural”) and Shanghai Yisheng Network Technology Co., Ltd. (“Yisheng”), and their respective shareholders. Tianjin Ku6 is wholly owned by Ku6 Information Technology. Yisheng has a 70%-owned subsidiary, Shanghai Ran Ya Information Technology Co., Ltd. (“Ran Ya”). Ku6 Information Technology holds the licenses and permits necessary to conduct our online video, online advertising and related businesses in China. Our contractual arrangements with Ku6 Information Technology, Tianjin Ku6, Ku6 Cultural, Yisheng and their respective shareholders enable us to exercise effective control over these entities and hence treat them as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see Item 4.C. “Information on the Company—Organizational Structure.”

Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would hold the same view with us or these contractual arrangements comply with regulations or policies that may be amended or adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our website, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.
We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.
Since PRC laws restrict foreign equity ownership in companies engaged in online video and advertising businesses in China, we rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders to operate our business in China. If we had direct ownership of Ku6 Information Technology, Tianjin Ku6, Ku6 Cultural and Yisheng, we would be able to: (i) exercise our rights as a shareholder to effect changes in the board of directors of these entities, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations, and (ii) derive economic benefits from the operations of these entities by causing them to declare and pay dividends. However, under the current contractual arrangements, we rely on our consolidated affiliated entities and their respective shareholders’ performance of their contractual obligations to exercise effective control. In general, neither our consolidated affiliated entities nor their respective shareholders may terminate the contracts prior to the expiration date. However, the shareholders of Ku6 Information Technology, Tianjin Ku6, Ku6 Cultural or Yisheng may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial terms expire. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entities. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “Risk Factors—Risks Related to Our Corporate Structure—Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.” Therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over these consolidated affiliated entities.
Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.
Our consolidated affiliated entities and their respective shareholders may fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective.
All of our contractual arrangements with them are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in certain other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be adversely affected.

Contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us.
Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among Beijing WOFE and Tianjin WOFE, our wholly owned subsidiaries in China, our consolidated affiliated entities in China and their respective shareholders were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment to our tax liability. In addition, the PRC tax authorities may impose interest on late payments on our consolidated affiliated entities for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase significantly or if they are required to pay interest on late payments.
The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.
Mr. Shanyou Li and Mr. Hailong Han are the shareholders of Ku6 Information Technology. Ku6 Information Technology and Ms. Dongxu Wang are the shareholders of Yisheng. Mr. Shanyou Li and Ms. Xingye Zeng are the shareholders of Ku6 Cultural. We provide no incentives to Mr. Shanyou Li, Mr. Hailong Han, Ms. Dongxu Wang and Ms. Xingye Zeng for the purpose of encouraging them to act in our best interests in their capacity as the shareholders of our consolidated affiliated entities. We cannot assure you that when conflicts arise, Mr. Shanyou Li, Mr. Hailong Han, Ms. Dongxu Wang and Ms. Xingye Zeng will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and Mr. Shanyou Li, Mr. Hailong Han, Ms. Dongxu Wang and Ms. Xingye Zeng, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.
We may rely principally on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.
Both Ku6 Media Co., Ltd. and Ku6 Holding Limited are holding companies, and we rely principally on dividends and other distributions on equity paid by our wholly owned PRC subsidiaries, Beijing WOFE and Tianjin WOFE, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If Beijing WOFE or Tianjin WOFE, as the case may be, incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Beijing WOFE and Tianjin WOFE currently have in place with our consolidated affiliated entities in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.
Under PRC laws and regulations, Beijing WOFE and Tianjin WOFE, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises such as Beijing WOFE and Tianjin WOFE are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. At their discretion, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of December 31, 2010, the registered capital of Beijing WOFE and Tianjin WOFE was US$11,700,000 and US$60,000,000, respectively. As Beijing WOFE and Tianjin WOFE have not made any profits to date, they have not been subject to the statutory reserve fund requirements and have not set aside any money to fund the statutory reserve funds or staff welfare and bonus funds. Our PRC subsidiaries have not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.
Any limitation on the ability of Beijing WOFE and Tianjin WOFE to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.
Most of our revenues and operating expenses are denominated in Renminbi. The Renminbi is currently freely convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans.
Under existing PRC foreign exchange regulations, payments of current account items, including payment of dividends, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign exchange in its current account, subject to a ceiling approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future.
Since a significant amount of our future revenues will be denominated in Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.
Foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC governmental authorities. In particular, if we finance our PRC subsidiaries by means of foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with SAFE, and if we finance our PRC subsidiaries by means of capital contributions, those capital contributions must be approved by the MOFCOM. Our ability to use the U.S. dollar proceeds of the sale of our equity or debt to finance our business activities conducted through our PRC subsidiaries will depend on our ability to obtain these governmental registrations or approvals. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance our PRC operating companies’ operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all.
We may be unable to collect long-term loans extended to the shareholders of our consolidated affiliated entities.
As of December 31, 2010, we made long-term, interest-free loans in an aggregate principal amount of RMB 37.89 million (equivalent to US$5.74 million) to the shareholders of our consolidated affiliated entities to enable them to fund the initial capitalization and the subsequent financial requirements of our consolidated affiliated entities. The initial term for such loans is 10 years and can be extended upon written agreement. We may in the future make additional loans to the shareholders of our consolidated affiliated entities in China in connection with any increase in the capitalization or financial requirements of these entities to the extent necessary and permissible under applicable PRC laws and regulations. Our ability to collect these long-term loans will depend on the profitability and results of operations of these consolidated affiliated entities, which are uncertain.
The new PRC Property Rights Law may affect the perfection of the pledge in our equity pledge agreements with our consolidated affiliated entities and their individual shareholders.
Under the equity pledge agreements among Beijing WOFE, Tianjin WOFE and some of our VIEs and their respective individual shareholders, the individual shareholders of these VIEs have pledged all of their equity interests therein to Beijing WOFE or Tianjin WOFE by recording the pledge on the shareholder registers of the respective entities. However, according to the PRC Property Rights Law, which became effective as of October 1, 2007, a pledge is not effective without being registered with the relevant local administration for industry and commerce. The State Administration for Industry and Commerce, or SAIC, and many of its local counterparts, including Shanghai Administration for Industry and Commerce and Tianjin Administration for Industry and Commerce, have adopted registration procedures with respect to the registration of equity interest pledge according to the Property Rights Law. These VIEs are in the process of registering the equity pledge with the Beijing/Tianjin Administration for Industry and Commerce. We cannot assure you that they will be able to register the pledges. If they are unable to do so, the pledges may be deemed ineffective under the PRC Property Rights Law. If any individual shareholder of our VIEs breaches his or her obligations under the agreement with Beijing WOFE and Tianjin WOFE, there is a risk that Beijing WOFE and Tianjin WOFE may not be able to successfully enforce the pledge and would need to resort to legal proceedings to enforce their contractual rights.

We may have conflicts of interest with Shanda Interactive. Because of Shanda Interactive’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.
As of December 31, 2010, Shanda Interactive beneficially owned approximately 51.44% of our outstanding equity interests. On April 1, 2011, we entered into agreements with Shanda Media Group Limited, or Shanda Media, a wholly owned subsidiary of Shanda Interactive, pursuant to which we agreed to issue to Shanda Media 1,538,461,538 ordinary shares, at a per share price of US$0.0325 (or US$3.25 per ADS) and $50,000,000 aggregate principal amount of senior convertible bond. Beginning six months after issuance and at any time before maturity, the bond will be convertible into ordinary shares of Ku6 at a price of US$0.03925 per ordinary share (or US$3.925 per ADS).
Conflicts of interest may arise between Shanda Interactive and us in a number of areas relating to our past and ongoing relationships. In addition to the conflicts of interests we have discussed in other risk factors, potential conflicts of interest that we have identified include the following:
•	Our board members or executive officers may have conflicts of interest. Mr. Tianqiao Chen, Ms. Grace Wu and Mr. Danian Chen, who are our directors, currently also serve as members of the board of directors of Shanda Interactive. Some of our directors also own shares and/or options to purchase shares in Shanda Interactive. Shanda Interactive may continue to grant incentive share compensation to our board members from time to time. These relationships could create perceived or actual conflicts of interest when these persons are faced with decisions with potentially different implications for Shanda Interactive and us.
•	Potential competition with Shanda Interactive. Shanda Interactive may engage in certain transactions or businesses that directly or indirectly compete with our online video and audio businesses.
•	Business opportunities. Business opportunities may arise that both we and Shanda Interactive find attractive, and which would complement our respective businesses. Due to the controlling interest of Shanda Interactive and its leading market position and brand in China, we may not be able to pursue these business opportunities effectively if Shanda Interactive decides to take advantage of such opportunities itself.
•	Developing business relationships with Shanda Interactive’s competitors. So long as Shanda Interactive remains our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other interactive entertainment media companies in China.
Although our company is a stand-alone entity, we expect to operate, for as long as Shanda Interactive is our controlling shareholder, as a part of the Shanda Group. Shanda Interactive may from time to time make strategic decisions that it believes are in the best interests of Shanda Group as a whole. These decisions may be different from the decisions that we would have made on our own. Shanda Interactive’s decisions with respect to us or our business may be resolved in ways that favor Shanda Interactive and therefore Shanda Interactive’s own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

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
Our operations may be affected by a number of health-related factors, including the following:
•	quarantines or closures of some of our offices which would severely disrupt our operations,
•	the sickness or death of our key officers and employees, and
•	a general slowdown in the Chinese economy caused by any public health problems.
Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.
PRC regulations relating to the establishment of offshore special purpose vehicles, or SPVs, by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.
In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fundraising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005, and which was supplemented by an implementing notice issued on November 24, 2005. We refer to them collectively as Notice 75. Under Notice 75, PRC residents and citizens must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of an overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with SAFE thereafter upon the occurrence of certain material capital changes. The registration and filing procedures under Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders’ loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction. Notice 75 also requires that if a PRC resident has established or gained control of an SPV and completed the return investment prior to the implementation of this Notice 75 but failed to complete the foreign exchange registration in relation with its overseas investment, it shall carry out such registrations with the local branch of SAFE in accordance with this Notice 75 by March 31, 2006. After the PRC resident has retroactively completed the foreign exchange registration in relation with its overseas investment, the local branch of SAFE may process the registration pertaining to foreign investment and foreign debt for the relevant PRC enterprises.

The failure or inability of our shareholders who are PRC citizens or PRC residents to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.
The failure to comply with the regulations regarding the use of the foreign currency registered capital may subject us to severe monetary or other penalties.
On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, unless it is provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Failure to comply with SAFE Circular 142 could result in liabilities for such PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions, including (i) being required to take appropriate remedial action, confiscation of any illegal income and imposition of a fine of up to 30% of the illegal amount involved and (2) in circumstances involving serious violations, a fine of between 30% and 100% of the illegal amount involved shall be imposed on the organization or individual concerned. If we are found to violate the SAFE Circular 142 or other laws in relation with foreign exchange, we may be subject to severe monetary or other penalties.
We may incur substantial increases in labor cost due to the promulgation of the new labor contract law.
The PRC National People’s Congress promulgated the Labor Contract Law, which became effective on January 1, 2008. Compared to previous labor laws, the Labor Contract Law provides stronger protection for employees and imposes more obligations on employers. According to the Labor Contract Law, employers have the obligation to enter into written labor contracts with employees to specify the key terms of the employment relationship. The law also stipulates, among other things, (i) that all written labor contracts shall contain certain requisite terms; (ii) that the length of trial employment periods must be in proportion to the terms of the relevant labor contracts, which in any event shall be no longer than six months; (iii) that in certain circumstances, a labor contract shall be deemed to be without a fixed term and thus an employee can only be terminated with cause; and (iv) that there shall be certain restrictions on the circumstances under which employers may terminate labor contracts as well as the economic compensations to employees upon termination of the employee’s employment.
In addition, some of our employees are contracted through a third-party human resource agency that is responsible for managing, among others, payrolls, social insurance contributions and local residency permits of these employees. We may be held jointly liable if the third-party agency fails to pay such employees their wages and other benefits or otherwise become liable to these employees for labor law violations. In order to fully comply with the legal requirements under the Labor Contract Law and other related laws, we may incur substantial increases in labor cost.

Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.
We are required by PRC laws and regulations to participate in various government-sponsored employee benefit plans, including social insurance funds (namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan) and a housing provident fund and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. Employers who fail to report and pay social insurance funds in accordance with the relevant rules may be ordered to rectify the problem and pay the social insurance funds within a stipulated deadline. According to the Interim Regulation on the Collection and Payment of Social Insurance Premiums, if payment of certain social insurance funds is not made by the stipulated deadline, the relevant authority can charge a late fee payment of 0.2% per day from the original due date and fine the responsible persons of the employer up to RMB10,000. If an employer is found to be concealing the actual number of employees or the total amount of salaries from competent social insurance authorities, the employer may be subject to penalties. According to relevant PRC laws, for the failure to register or open housing provident fund accounts for employees, the employer may be required to rectify such breach within certain period and if such breach persists after such period, the employer may be subject to a fine ranging from RMB10,000 to RMB50,000. For the failure of payment of housing provident fund and failure to rectify such breach within certain period prescribed by the relevant authorities, the relevant housing provident fund authorities may apply for a court order requiring employers to make such payment.
Currently we are paying social insurance funds and house provident fund for and on behalf of our employees. However, we did not pay social insurance for some employees before 2009 and did not pay the house provident fund prior to May 2010, we had accrued the related benefit and are in the process of settling the amount. We may be subject to fines or other penalties if we fail to make adequate contributions to employee benefit plans, and we may be required to make up for the historical insurance funds and house provident fund that we should have paid for and on behalf of our employees.
A slowdown of the Chinese economy may adversely affect our business, results of operations and financial condition.
Since we generate substantially all of our revenue from online advertising, a slowdown of the Chinese economy could cause decreases or delays in advertising spending, a reduction in our revenue and a negative impact on our ability to grow our revenue. Further, any decreased collectability of accounts receivable or early termination of advertising agreements as a result of adverse economic conditions could negatively impact our results of operations.
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
The PRC government imposes controls on currency conversion between Renminbi and foreign currencies and, in certain cases, the remittance of currency out of and into China. We receive substantially all of our revenue in Renminbi, which is currently not a freely convertible currency. Under our current corporate structure, the income of our company will be primarily derived from dividend payments from Beijing WOFE and Tianjin WOFE. Shortages in the availability of foreign currency may restrict the ability of Beijing WOFE and Tianjin WOFE to remit sufficient foreign currency to pay dividends to us, or otherwise satisfy its foreign currency-dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, in most cases, particularly payments of capital accounts items, approval from appropriate governmental authorities is required where (i) Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of offshore bank loans denominated in foreign currencies or (ii) any foreign currency is to be converted into Renminbi for investment in China. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from converting Renminbi into foreign currencies or vice versa, and obtaining sufficient Renminbi or foreign currency to satisfy our currency demands, our ability to transfer Renminbi to fund our business operations in China or to pay dividends in foreign currencies to our shareholders may be adversely affected.
Inflation in China and measures to contain inflation could negatively affect our profitability and growth.
While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products and services rise at a rate that is insufficient to compensate for the rise in our costs, our business may be materially and adversely affected. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. Such austerity measures can lead to a slowing of economic growth. A slowdown in the PRC economy could also materially and adversely affect our business and prospects.
Our shareholders may face difficulties in effecting service of process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws against us or our management.
We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our directors and executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon some of our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.
Risks Related to Our ADSs
The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Since we completed our initial public offering on January 13, 2005, the sale prices of our ADSs on the NASDAQ Global Market ranged from US$0.93 to US$11.80 per ADS and the last reported sale price on March 10, 2011 was US$3.06.

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
Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares or ADSs could adversely affect the price of our ADSs.
If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding stock options, following this offering, the market price of our ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. The ADSs offered in this offering will be eligible for immediate resale in the public market without restrictions, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions contained in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. If any existing shareholder or shareholders sell a substantial amount of ordinary shares after the expiration of the lock-up period, the prevailing market price for our ADSs could be adversely affected.
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
Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Cayman Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law in this area may not be as clearly established as they would be under statutes or judicial precedent in existence in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate laws. Moreover, our company could be involved in a corporate combination in which dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations. Also, our Cayman Islands counsel is aware of only a few reported cases of derivative actions having been brought in a Cayman Islands court. Such actions are ordinarily available in respect of United States corporations in U.S. courts. Finally, Cayman Islands companies may not have standing to initiate shareholder derivative actions before the federal courts of the United States.
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
A final and conclusive judgment in personam of a competent foreign court against our company based upon the agreements under which a definite sum of money is payable (not being a sum payable in respect of taxes or other charges of a like nature of, in respect of a fine or other similar penalty), may be the subject of enforcement proceedings in the Grand Court of the Cayman Islands under the common law doctrine of obligation by action on the debt evidenced by the judgment of such competent foreign court.
A final opinion as to the availability of this remedy should be sought when the facts surrounding the foreign court’s judgment are known, but, on general principles, it would be expected that such proceedings be successful provided that (a) the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and (b) the judgment is not contrary to public policy in Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice and is not based on an error in Cayman Islands law.
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
A holder of our ADSs may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our amended and restated memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is five days. When a general meeting is convened, you may not receive sufficient notice of a general meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and/or ADSs may also be subject to PRC tax.
Pursuant to the New EIT Law, we may be treated as a PRC resident enterprise for PRC tax purposes. If we are so treated by the PRC tax authorities, we would be obligated to withhold PRC income tax of up to 5.0% on payments of dividends on our shares and/or ADSs to investors that are non resident enterprises of the PRC located in Hong Kong and 10.0% on payments of dividends on our ordinary shares and/or ADSs to investors that are non resident enterprises of the PRC located outside Hong Kong, if the dividends payable on our ordinary shares and/or ADSs are considered derived from sources within the PRC. In addition, any gain realized by non resident investors from the transfer of our ordinary shares and/or ADSs could be regarded as being derived from sources within the PRC and be subject to a 10% PRC tax. Such PRC tax would reduce your investment return on our ordinary shares and/or ADSs and may also adversely affect the price of our ordinary shares and/or ADSs. See “—Risks Related to Our Business—We may be deemed a PRC resident enterprise under the New EIT Law and be subject to PRC taxation on our worldwide income.”
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
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to our ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective nor is it our current intention to do so. Moreover, we may not be able to rely on an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in a future rights offerings, if any, and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.
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
In April 2002, we established a new holding company, Hurray! Holding Co., Ltd., in the Cayman Islands. In 2007, we entered into an agreement to sell our software and systems integration (“SSI”) business to Taiwan Mobile, which assumed control over the management and assumed the risks of our SSI business in August 2007. We completed the remaining closing procedures in April 2008. This divestment enabled us to focus on our strategy of becoming a leading entertainment content production and distribution house in China. Before August 17, 2010, we conducted our wireless value-added services (“WVAS”) business in China and music development, production and distribution and artist development business in China and Taiwan. From 2007 to 2010, we expanded our wireless value-added services (“WVAS”) and recorded music businesses organically and through a series of acquisitions of controlling stakes in independent recorded music companies.

In June 2009, we entered into a tender offer agreement with Shanda Interactive under which Shanda Interactive commenced a tender offer to acquire 51% of our outstanding ordinary shares. The tender offer was successfully completed in July 2009. As of March 1, 2011, Shanda Interactive owned approximately 51.60% of our outstanding equity interests.
In November 2009, we entered into a definitive share purchase agreement to acquire Ku6 Holding Limited and completed the acquisition in January 2010 by issuing an aggregate of 723,684,204 ordinary shares.
On May 28, 2010, we sold all of our 51% interest in Beijing Huayi Brothers Music Co., Ltd. (“Huayi Music”) to Huayi Brothers Media Corporation (“Huayi Media”) for an aggregate consideration of RMB34,450,000 (equilvent to US$5.0 million).
On August 17, 2010, we sold our wireless value-added services and recorded music businesses to Shanda Interactive for $37,243,904 in cash, pursuant to the Master Transaction Agreement entered into between us and Shanda Interactive on June 1, 2010. Concurrently, we acquired 75% of an online audio business from Shanda Interactive in exchange for 415,384,615 newly issued ordinary shares and the remaining 25% from a non-controlling shareholder in exchange for 138,461,539 newly issued ordinary shares.
On August 17, 2010, we changed our name from Hurray! Holding Co., Ltd. to Ku6 Media Co., Ltd.
Our principal executive offices are located at c/o Ku6 Media Co., Ltd., Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100020, PRC. Our telephone number is +86 10 5758-6813. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
B. Business Overview
Introduction
We are a leading online video company in China. Through our two online brands Ku6 and Ku6 Theatre, and online video websites, www.ku6.com and www.juchang.com, we provide video information services and entertainment to viewers in China. As an online video portal, www.ku6.com offers news, reports, interactive entertainment programs, and also provides a video platform for sharing and watching user-generated content. Our juchang.com website offers an array of copyrighted content, such as movies, television series and other video programs sourced from our global content partners. We also provide online audio advertising service in China through our controlled affiliate Yisheng. In 2010, we made the strategic decision to divest our wireless value-added services and recorded music businesses to focus on our online video business. We completed the disposal of our wireless value-added services and recorded music businesses in August 2010. Consequently, we have classified the results of operations of our wireless value-added services and recorded music businesses as discontinued operations for all periods presented. See Note 2(1) to our consolidated financial statements.
We believe that our continuous focus on offering the finest online video viewing platform and a superior user experience has enabled us to become one of the largest online video companies in China and elevated our Ku6 brand to a level of high recognition.

Our mission is to become a central source of news and entertainment for China’s online video viewers, who may access our products and services through any Internet-enabled device. We provide a comprehensive selection of unique and differentiated, premium licensed content, in-house developed content and user-generated content, or UGC, on our websites. Our broad selection of online video content includes entertainment, sports, finance, fashion, technology, automobile, education and others. We also provide an online platform that allows users to share comments on videos, ensuring that our users enjoy a highly engaging and interactive experience on our websites. As of December 31, 2010, our content library had more than 60 million video clips. The volume of high-quality and differentiated content available on our website has allowed us to establish a valuable user base in China, consisting primarily of young urban educated users between the ages of 18 and 35, a particularly attractive demographic to advertisers.
We currently derive substantially all of our revenues from online advertising services. Our advertising solutions present brand advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia advertisements with the interactivity and precise targeting capabilities of the Internet. Our online advertising customers include some of the world’s well-known brands. Our online advertising services include in-video, display, sponsorship and other forms. We sell our advertising services primarily through third-party advertising agencies.
Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services and advertising businesses in China, we operate our business primarily through our consolidated affiliated entities in China. We do not hold equity interests in our consolidated affiliated entities. However, through a series of contractual arrangements with these consolidated affiliated entities and their respective shareholders, we effectively control, and are able to derive substantially all of the economic benefits from, these consolidated affiliated entities.
Our Video Platform
Our Websites
Since our acquisition of Ku6 in January 2010, we have been expanding our services available to Internet users. In March 2010, we launched our juchang.com website to implement our content strategy of dividing our video content into long-clip videos and short-clip videos. Users can access our juchang.com website for long-clip videos, including movies, TV series and other entertainment programs, all of which are copyrighted content that we have licensed from the content owners. Our ku6.com website provides users access to short-clip videos, including news and reports, which can be either in-house produced or provided by our content partners, such as television stations, and varieties of UGC.
Our website has a series of user-friendly functions such as search tools and recommendations. We also help users navigate our database and find videos of interest by creating popularity ranking indices and interest-based video channels, such as ent.ku6.com for entertainment and sports.ku6.com for sports. We provide social features, such as community webpages and video sharing and commenting tools. We also offer a search history list for frequent visitors to help them quickly locate recently viewed video clips. We present a chat box alongside videos so that users viewing the same video at the same time can have live, online chats. Users may create a playlist based on their preferences so that the requested video will be broadcast continuously. Registered visitors may upload video clips easily to our website and comment under each video clip to share their opinions. We believe all these features help provide an enhanced user experience and reinforce user loyalty.
In addition, users can download our proprietary P2P software “Fast Ku6” and install a Ku6 interface on their computer desktops, which allows users with limited bandwidth Internet connection to improve their viewing experience. As of December 31, 2010, “Fast Ku6” has been downloaded approximately 120 million times.
Mobile Platform
Users can now watch ku6.com and juchang.com videos on their 3G mobile phones. We have entered into agreements on a non exclusive basis with major mobile phone manufacturers to develop and pre install Ku6 software client on a variety of major 3G mobile phones. We also provide free software clients on our website, in Apple’s App Store, Google’s Android Market and Nokia’s Ovi Store, for our users to download and install on their smart phones. As of December 31, 2010, there have been more than 7 million downloads of our Symbian version application and close to 1 million downloads of our iPhone version application.

Our Content
We have a large and comprehensive video content library consisting primarily of third-party, professionally produced content including television programs and movies, and to a lesser extent in-house productions and user-generated content. We currently focus on further expanding our collection of third-party, professionally produced content, particularly popular and in-season television serial dramas, movies and variety shows, and enhancing our in-house production offerings.
Premium Licensed Content
A majority of our user traffic is attributable to professionally produced content that we license from the content owners, either directly or through third-party copyright distributors. Our licensed content mainly includes the following four genres: television serial dramas, movies, current event live broadcasting and variety shows. As of December 31, 2010, our video content library contained about 1,700 movie titles, 1,800 television series titles and 288 variety shows. We license video content typically at fixed rates for a specified term. In 2011, we also started exploring alternative licensing models, such as revenue sharing, with certain content owners. The terms of our licenses for professionally produced content generally range from one to three years for movies and television serial dramas. Payments of licensing fees are generally made in installments throughout the duration of the licenses. Our licenses with the content owners are typically in three forms: (i) non exclusive webcasting rights, (ii) non exclusive webcasting rights with a guarantee that certain competitors will not receive the same license or (iii) webcasting rights with a limited exclusive period. We are generally not allowed to alter or distort the licensed content without the licensors’ prior consent. Content usually may only be webcasted in mainland China. The content provider must ensure that it has the right to, or the license of, the content they provide to our site and ensure that such content will not infringe third-parties’ rights. In 2010, we primarily paid fixed licensing fees for premium licensed content. Since 2011, we started to explore a revenue sharing model with content owners. Under this model, we generally obtain titles for low initial cost in exchange for a commitment to share a percentage of the advertising revenues generated by us from such titles, for a defined period of time. The initial cost may be in the form of an upfront non refundable payment and may also be in the form of a prepayment of future revenue sharing obligations. The terms of some revenue sharing agreements may obligate us to make minimum revenue sharing payments for certain titles.
Our content partners include leading media companies in China. In 2010, pursuant to agreements with CCTV International Network Co., Ltd. (CCTV Network), we gained the exclusive right among Chinese video websites to broadcast within mainland China, live on the Internet, the 2010 FIFA World Cup and the Guangzhou Asian Games. In addition, we entered into agreements with Sony Pictures Television and Warner Brothers International Brand in 2010, becoming the first online video company in China to license copyrighted content from major Hollywood studios. Several hundreds of Hollywood movies and TV series episodes are now featured in the VIP channel on Ku6.com and our juchang.com website.
Our content acquisition and licensing strategy focuses on content that is appealing to Internet users between the ages of 18 and 35, as we believe this demographic typically commands higher advertising value. As part of our content procurement strategy, we strive to optimize the return on our licensing costs. Before making a decision on content procurement, we will analyze the prospective user traffic and adverting opportunities presented by the content versus the licensing cost.
In-house Developed Content
Our objective is to build Ku6 into not only a leading video content aggregator but also a leading media company in China. In 2008, we obtained the “License for Audio-Visual Programs of Information Online Communication” issued by the State Administration of Radio, Film and Television. We develop and offer our viewers original in-house produced news reports surrounding significant domestic and international events, such as the 2010 FIFA World Cup, the Shanghai World Expo and the 16th Asian Games in Guangzhou, and also in-house produced online talk shows, celebrity interviews and reality shows. For instance, in 2010, we produced two live broadcast Internet reality shows, Crazy Soccer Fans and Modern Girls, both of which were well received by our viewers and advertisers. Our co-produced web serial drama Love Finally was one of China’s most viewed Internet hits in 2010. In November 2010, working with Yintai Group, a leading retailer in China, we launched Girls Love Makeup, a variety show series. On each episode of the show, we invite celebrities and popular models to show how to apply makeup and offer makeup tips. The makeup products and accessories demonstrated on the show are available for viewers to review and purchase from Yintai’s B2C ecommerce website.

We determine the types of content to be produced generally based on our assessment of users’ preferences and trends information gathered by us from analyzing user data collected through our video platform.
We possess in-house capabilities for substantially all video production processes including concept generation, scriptwriting, casting, filming and editing. As part of our video program production strategy, we focus on controlling key aspects of the production process, such as scriptwriting, director and actor selection, content and project management. Meanwhile, we typically outsource other parts of our in-house production process to take advantage of talents of local production teams and their relatively low production costs. We also believe that our in-house developed content provides us with an attractive return on content production as some of this content can achieve a large number of clip views at lower costs. We believe the success of our in-house developed programs will further differentiate us from our competitors.
UGC (User-generated Content)
Our website allows Internet users to easily upload, watch and share UGC video clips. We offer creative talents, particularly the younger Chinese generation, outlets for artistic expression outside the traditional mainstream content formats such as television. Our UGC has experienced rapid growth in terms of not only the number of users who upload video clips produced or aggregated by themselves, but also the number and varieties of video clips uploaded every day and the number of daily video views. In 2010, we delivered an average of over 30,000 new user-generated video clips each day covering a wide range of subject matters from entertainment to sports, finance, fashion and beyond. UGC is well embraced by Internet users, particularly young Internet users, given its sharing and interactive qualities. In order to encourage more users to upload UGC to our website, we have also purchased the licensing rights to popular UGC or share advertising revenues with individual producer or independent studios who produce and upload such UGC to our website.
Ku6 VIP
We launched the beta version of our subscription-based premium content service, “Ku6 VIP,” in November, 2010. Under this service, users can watch high-definition Hollywood movies such as Sony’s 2012 and Warner Brother’s Harry Porter series, by paying RMB2 to 5 per view. Users can also pay a monthly subscription fee of RMB30 to watch some of the titles. Currently, we provide more than 100 titles of high-definition Hollywood movies to our users. Currently, revenue from this service is still insignificant.
Our Online Audio Business
We also provide an online audio advertising service through Yisheng, one of the leading online audio service operators in China. Yisheng provides comprehensive Internet audio solutions, including online radio channels, built-in radio for online games and other services to its customers. Currently, Yisheng has set up about 20 built-in radio channels for online games, covering more than 80% of the popular online games in China.
Our Users
We have an extensive user base for our video platform. Most users visit our website from direct navigation, with the remainder from organic search results or third-party website links connecting to us. Our user base has increased significantly primarily due to our ability to consistently provide appealing video content to users and our enhanced brand awareness. As the number of our users grows, the resulting network effect in turn attracts more users to join our established user community.

We believe that our user base consists primarily of young urban educated users, between ages 18 and 35, which is a particularly attractive demographic to advertisers. Online viewers in China also represent a more affluent and better-educated segment of the population in China. We have tracked and maintained extensive user data, including their viewing history and information voluntarily provided by registered users. We use sophisticated statistical tools to analyze user data, to better understand users’ viewing preference and habits. This greatly facilitates our prediction of user demand for video clips, which helps guide our copyright procurement and in-house content production efforts. We are constantly improving the content and presentation of our programming, utilizing user preference and trend information we gathered from analyzing user data collected through our video platform.
Advertising Services and Customers
We currently derive substantially all of our revenues from online advertising services. Our advertising solutions present brand advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia advertisements with the interactivity and precise targeting capabilities of the Internet.
Our Advertising Services
Our online advertising services include in-video, display, sponsorship and other forms of advertisements. In-video advertisements appear at certain times during the playback of a video. These video advertisements can be pre-roll, post-roll, mid-roll or pause advertisements. Display advertisements can be delivered alongside a video and may take the form of graphic banners or text hyperlinks. Other forms of advertisements include product placements in our in-house produced web video series or sponsored live events.
Advertisers are increasingly seeking measurable results to maximize their return on investment. Our advertising solutions present brand advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia formats with the interactivity and precise targeting capabilities of the Internet.
•	Innovative Targeting. Some targeting solutions are unique to the online video platform and cannot be transplanted into other media platforms. We are able to track and monitor an advertiser’s campaign on a real-time basis and can make adjustments to enhance its efficacy within parameters specified by the advertiser upfront. Our targeting strategies enable advertisers to reach targeted users based on any or a combination of standards, including the demographic information about the user, the nature of the video’s content, the geographic location of the user, the time of day at which a video is being watched, or the keywords associated with the video. Our video channels also help segregate videos based on users’ interested content, which allows us to deliver advertisements tailored to the viewers of different channels; and
•	Product Placements. As an online video provider with a permit for radio and television program production and operation, we are able to produce web-based content, such as web serial dramas, interviews and variety shows, with embedded product placements. If a program’s storyline is consistent with a brand’s or product’s marketing initiatives, a product placement can have strong branding effects on viewers.
The list prices of our advertising services depend on various factors, including the form of advertising, specific targeting requirements, duration of the time slot purchased and popularity of the content that the advertisements would be associated with. Prices for the aggregate time slots purchased by each advertiser or advertising agency are fixed under sales contracts, typically at a discount to our list prices. We review the list prices quarterly. In addition, we employ a cost per 1,000 impressions (CPM)-based model for our in-video advertisements. This approach is similar to that of traditional television in that the advertisements are priced based in part on the user reach and viewing frequency. It allows advertisers to better compare the online and offline advertising services at their disposal. It also enables us to better monetize our growing user base and provide measurable results to our advertisers.
We have an advertising tracking system which records and maintains the traffic statistics and other data relating to the effectiveness of advertisements. After the broadcasting of a customer’s advertisement, we will provide them with a report of advertising effectiveness either prepared in-house or by an independent research firm upon their request.

Our Advertising Customers
We serve a broad base of advertisers consisting of leading international and domestic companies. The number of our advertisers has increased from 116 in 2008, to 186 in 2009 and to 341 in 2010. They operate in a variety of industries, including fast moving consumer goods, information technology services, automobile, pharmaceuticals, manufacturing, electronics, telecommunications, financial services, e-commerce and online games. A majority of our advertisers purchase our online advertising services through third-party advertising agencies. We strive to create and maintain a healthy advertising environment on our website to attract mainstream brand advertisers in part by selectively screening advertisers.
In 2010, the top five industries based on the revenues derived from companies in these industries advertising on our platform were fast moving consumer goods, information technology products, automobile, e-commerce and pharmaceuticals.
Advertising Sales
We sell our advertising services primarily through third-party advertising agencies, including members of 4As and leading Chinese advertising agencies. As a relatively young media company, we intend to leverage advertising agencies’ existing long-term relationships and network resources to increase our sales and expand our customer base.
On May 18, 2011, we announced that, as part of our strategies to streamline operations, manage costs and improve efficiency, we plan to restructure our sales department. After the restructuring, we expect to maintain a smaller but more efficient sales team and to adopt various measures to enhance sales performance. Such measures will include outsourcing some of our sales efforts to third-party advertising agencies and exploring more effective sales channels.
The compensation for our salespeople is based in part on the sales revenues they achieve. We provide regular in-house education and training to our sales team to help them provide current and prospective advertisers with comprehensive information about our services and the advantages of using our advertising solutions. Our performance-linked compensation structure and career-oriented training help motivate our salespeople.
Marketing and Brand Promotion
We have initiated various marketing activities to further promote our brand awareness among existing and potential users and customers, which include:
•	Direct Advertising. We engage in direct advertising in print, radio and TV media to market and promote our online video products. We believe that direct advertising is one of the most effective ways to market and promote our services to Internet users.
•	Online Advertising. We engage in online advertising on other websites with user bases similar to our own or likely to watch online videos.
•	Sales Co-promotion. We develop integrated sales campaigns with traditional media companies and multinational corporations. For example, in March 2010, we co-sponsored, along with Shanda Interactive and five other companies, the “Go Campus Angels!” beauty contest which sought to find the most beautiful, talented and energetic college students in China.
•	Promotional Events. We organize and run a number of online promotional events which we believe help create brand awareness by associating the Ku6 brand with well-known and respected organizations and events in China.
We also market our products and services by displaying our name and logo in Ku6 media player screens when users embed our content on third-party websites.

Technology and Infrastructure
We believe our proprietary technologies and infrastructure are critical to our success. We have made significant investments in developing a proprietary, scalable technology platform that differentiates our online video distribution system.
Architecture
Since 2008, we have invested significantly in CDN construction to support faster delivery of our online video content. As a pioneer in implementing this technology, we have established a more stable infrastructure and gained valuable CDN operations experience. While we rely mainly on CDN technology, our self-developed, proprietary downloadable software client, “Fast Ku6,” which is built on P2P technology, also facilitates content delivery to users.
CDN Technology. CDN technology utilizes additional data storage to maintain copies of popular content at the “edge” of the Internet, which enables end-users to more quickly access that content. CDN technology facilitates faster responses to users’ requests for content, avoids buffering and associated delays caused by low bandwidth and user congestion, and is therefore critical to the success of online video providers.
By hosting our Internet data centers along the major nodes of the transmission backbones operated by the local subsidiaries of China’s telecommunications carriers, we seek to maintain high standards in terms of delivery quality and speed as video content is transmitted from our servers to users throughout China. We had established approximately 2,500 servers nationwide as of December 31, 2010, which contribute significantly to our fast streaming speeds and reliable viewing experience. Our servers are located at service sites of the local subsidiaries of the major domestic telecommunications carriers, which provide a stable power supply and maintenance for our servers.
P2P Technology. P2P is an alternative Internet content delivery technology. We incorporated P2P technology into “Fast Ku6,” our self-developed, proprietary software client, as a supplement to our CDN transmission infrastructure, which allows users with limited bandwidth Internet connection to improve their viewing experience. As of December 31, 2010, “Fast Ku6” has been downloaded approximately 120 million times. P2P technology allows content sharing among all the users in the network, and every personal computer in the P2P network benefits from other users by obtaining content directly from the virtual community instead of from the central server.
Advertising Management Systems
Our advertising management system tracks the reach, delivery duration and frequency, targeting and quantity of advertisements delivered. Our system supports third-party monitoring of our advertising efforts by enabling retrieval of real-time advertisement delivery data using certain system application interfaces. We have also introduced an advertising results forecasting system that is utilized in an increasing number of large advertising campaigns on our website. This system is designed to help optimize our advertisers’ strategy by forecasting the results of a given campaign, factoring in the covered audience and the frequency and reach of such campaign.
Content Monitoring and Copyright Protection
We are committed to the protection of third-party copyrights. The online video industry in China suffers from copyright infringement issues and online content providers are frequently involved in litigation based on allegations of infringement or other violations of copyrights. We have invested significantly in copyright protection technologies. We have a content screening team of over 40 contract employees dedicated to screening and monitoring the content uploaded on our website to help ensure that no content that may be deemed to be prohibited by government rules and regulations is posted and to promptly remove any allegedly infringing content once we receive proper notification from the legitimate copyright owner. We provide training to these employees and supervise and monitor their work. After a user registers and before each upload, we require the user to click a check box to confirm that the content to be uploaded is in compliance with the terms and conditions set forth in the user agreement, to guarantee that he or she is the copyright owner or has obtained all necessary consents and authorizations for such content and he or she is responsible for such content. Pursuant to the user agreement, each user agrees to indemnify us for all damages arising from third-party claims against us caused by violating or infringing content uploaded or linked by the user. If we find a user has violated the user agreement, applicable laws or regulations or other parties’ legal rights, we may terminate the user account and block the user’s future uploads without prior notice.

We implemented monitoring procedures to remove infringing content, and such procedures include: (i) technology screening, where a video fingerprint system developed by us compares newly uploaded videos with fingerprint trails of copyrighted videos in our system and screens out those that have piracy issues, a text filtering system screens content based on pre-set key words, and another filtering system automatically screens out pornographic and obscene content based on colors and images; (ii) manual review, where the content that passes the technology screening is reviewed by the content screening team on a 24-hour, 7-day basis, and the flagged content identified by our technology is reviewed and confirmed that it can be released; and (iii) back-office professional supervision, where certain professional content providers who we grant access to our back-office database can directly flag the infringing content for removal. Other content on our website are also monitored. For example, user-posted comments are typically screened by the text filtering system and are monitored by our screening team. Substantially all of the videos uploaded on our website are manually screened by our contract employees. All of the other content, primarily consisting of comments posted by users, are first screened by our filtering systems and the content containing prohibitive words or images is manually screened by our contract employees.
Intellectual Property
We rely primarily on intellectual property laws and our contractual arrangements with our employees, clients, business partners and others to protect our intellectual property rights. We require our employees to enter into agreements requiring them to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes, whether or not patentable or copyrightable, made by them during their employment are our property. They also sign agreements to substantiate our sole and exclusive right to those works and to transfer any ownership that they may claim in those works to us. We have registered our domain names, including ku6.com, juchang.com and juchang.cn.
Competition
The online video industry in China is rapidly evolving and highly competitive. We believe the key competitive factors in the online video industry in China include brand recognition, demographic composition of users, robust technology platform, ability to acquire popular premium licensed content at a reasonable cost and create differentiated content in-house, ability to source creative UGC, ability to provide innovative advertising services to customers, relationships with advertising customers, advertising prices, as well as the range of services provided to advertising customers.
We face competition from other major online video companies. Among the independent or “pure-play” online video sites, our major competitors in China include Youku.com and Tudou.com. Several large Chinese Internet companies, such as SINA Corporation, Baidu, Inc., Sohu.com Inc., Tencent Holdings Limited, NetEase.com, Inc. and/or their affiliates, have launched online video websites. In addition, some of China’s TV networks, such as CCTV, Phoenix Satellite TV and Hunan Satellite TV, have launched their own video broadcasting websites. We also face competition from Internet video streaming platforms based on the P2P technology, such as PPS and PPTV.
Certain international online video sites, such as YouTube and Hulu, have large content portfolios and high brand recognition, particularly among users outside China. Currently, YouTube is not accessible by viewers in China. If China lifts the restrictions, YouTube may become our major competitor in China. Other international online video sites such as Hulu mainly target English-speaking viewers and not Chinese-speaking viewers. If such international online video sites begin targeting Chinese-speaking viewers, we will face increased competition.
We also compete with traditional advertising media, such as television, radio, newspapers and magazines, and major out-of-home media, such as billboards, for advertisers’ advertising budgets. Large enterprises currently spend a relatively small percentage of their advertising budgets on online advertising as compared to the percentage they spend on traditional advertising media, but we expect the percentage spent on online advertising to increase in the future.

Seasonality
We experience seasonality in our online advertising business. Historically, in the China market, the fourth calendar quarter represents the best season for the general advertising market. This is followed by the third and second calendar quarters. The first calendar quarter is usually the worst season in China due to the Chinese New Year holidays.
Government Regulation
The following is a summary of the principal governmental laws and regulations that are or may be applicable to companies such as ours in China. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws. For a description of the regulatory risks related to our business, please see Item 3.D. “Risk Factors—Risks Related to Our Business—Changes in government policies or regulations may have a material and adverse effect on our business, financial condition and results of operations;” “—Legal Risks Related to Wireless and Internet Services—The regulation of Internet website operators is also new and subject to interpretation in China, and our business could be adversely affected if we are deemed to have violated applicable laws and regulations;” and “—Risks Related to Our Corporate Structure.”
Regulations on Value-Added Telecommunications Services
On September 25, 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision services, or ICP services, is a subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.
On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC. In November 2000, the MIIT promulgated the Administrative Measures on Internet Electronic Messaging Services, or the BBS Measures. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms.
On December 26, 2001, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating License, or the Telecom License Measures. On March 1, 2009, the MIIT issued revised Telecom License Measures, which took effect on April 10, 2009. The Telecom License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an ICP operator providing the same services in one province is required to obtain a local license.

Regulations on Internet Content Services
National security considerations are an important factor in the regulation of Internet content in China. The National People’s Congress, the PRC’s national legislature, has enacted laws with respect to maintaining the security of Internet operation and Internet content. According to these laws, as well as the Internet Measures, violators may be subject to penalties, including criminal sanctions, for Internet content that:
•	opposes the fundamental principles stated in the PRC constitution;
•	compromises national security, divulges state secrets, subverts state power or damages national unity;
•	harms the dignity or interests of the state;
•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;
•	undermines the PRC’s religious policy or propagates heretical teachings or feudal superstitions;
•	disseminates rumors, disturbs social order or disrupts social stability;
•	disseminates obscenity or pornography, encourages gambling, violence, murder or fear or incites the commission of a crime;
•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or
•	is otherwise prohibited by law or administrative regulations.
ICP operators are required to monitor their websites. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions, order them to suspend their operations, or revoke their ICP licenses.
Restrictions on Foreign Ownership in Value-Added Telecommunications Services
According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM or its authorized local branches, and the relevant approval application process usually takes six to nine months. We believe that it would be impracticable for us to acquire any equity interest in our Chinese affiliates without diverting management attention and resources. In addition, we believe that our contractual arrangements with these entities and their respective individual shareholders provide us with sufficient and effective control over these entities. Accordingly, we currently do not plan to acquire any equity interest in any of these entities.
On July 13, 2006, the MIIT issued the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must legally own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the notice and cure such non compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their valued-added telecommunication business operating licenses.

Regulations on Broadcasting Audio/Video Programs through the Internet
On July 6, 2004, the SARFT promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the Audio/Video Broadcasting Rules. The Audio/Video Broadcasting Rules apply to the launch, broadcasting, aggregation, transmission or download of audio/video programs via the Internet and other information networks. Anyone who wishes to engage in Internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the SARFT and operate pursuant to the scope as provided in such license. Foreign invested enterprises are not allowed to engage in the above business.
On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the SARFT, the Ministry of Culture and the GAPP to adopt detailed implementing rules according to these decisions.
On December 20, 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008. Circular 56 reiterates the requirement set forth in the Audio/Video Broadcasting Rules that online audio/video service providers must obtain a license from the SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state controlled. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. Such policies have been reflected in the Application Procedure for Audio/Video Program Transmission License. We have obtained an audio/video program transmission license, which is valid from June 2008 to June 2011.
On March 31, 2009, SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content (the “Notice”). The Notice reiterated, among other things, that all movies and television shows released or published online must be in compliance with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the PRC or overseas, must be pre approved by SARFT and distributors of these movies and television shows must obtain an applicable permit before releasing any movie or television show.
On April 1, 2010, the SARFT issued the Internet Audio/Video Program Services Categories (Provisional), or the Provisional Categories, which classified Internet audio/video programs into four categories. Category I is only open to state-owned broadcast media companies operating in the television section, and the other three categories are open to privately held entities.
Regulations on Internet News Publication
Publishing and disseminating news through the Internet are highly regulated in the PRC. On November 6, 2000, the SCIO and the MIIT jointly promulgated the Provisional Measures for Administrating Internet Websites Carrying on the News Publication Business, or Internet News Measures. These measures require an ICP operator (other than a government authorized news unit) to obtain the approval from SCIO to publish news on its website or disseminate news through the Internet. Furthermore, any disseminated news is required to be obtained from government-approved sources based on contracts between the ICP operator and these sources. The copies of such contracts must be filed with relevant government authorities.
On September 25, 2005, the SCIO and the MIIT jointly issued the Provisions on the Administration of Internet News Information Services, requiring Internet news information service organizations to provide services as approved by the SCIO, subject to annual inspection under the new provisions. These Provisions also provide that no Internet news information service organizations may take the form of a foreign-invested enterprise, whether jointly or wholly owned by the foreign investment, and no cooperation between Internet news information service organizations and foreign-invested enterprise is allowed before the SCIO completes the security evaluation.

SCIO requires organizations operating Internet news services apply for and obtain the “Internet News Information Service Permit” from it. To our knowledge, in practice SCIO does not accept such application at present and we will submit an application once SCIO starts to accept. Currently in cooperation with some media companies and news agencies, we operate a current events channel on our website, which includes audio/video contents relating to current topics and social events.
Regulations for Internet Publication
The GAPP is responsible for nationwide supervision and administration of publishing activities in China. On June 27, 2002, the GAPP and the MIIT jointly promulgated the Internet Publication Tentative Administrative Measures, or the Internet Publication Measures, which took effect on August 1, 2002. Pursuant to the Internet Publication Measures, any entity engaged in Internet publishing activities must obtain the Internet Publication License from the GAPP before conducting any Internet publication activities.
The term “Internet publication” is defined as Internet transmission activity by which Internet information service providers publish on the Internet or transmit to end-users via the Internet works that they or others have created, after selection and editing, for browsing, reading, use or downloading by the general public. The works in question primarily include (i) content that has already been published formally, such as books, newspapers, periodicals, audio/video products and electronic publications, or that has been made public via other media; and (ii) edited works of literature and art or works concerning natural science, social science, engineering or other topics.
However, the Internet Publication Measures were promulgated in June 2002, which is approximately three years prior to the establishment of China’s first group of online audio/video websites. At the time of promulgation, these Measures were intended to regulate the traditional audio/video products and online gaming and did not consider the issues directly relevant to online audio/video business. Furthermore, the definition of “Internet publication” under these Measures is very broad and the GAPP has not provided any implementation rule or official interpretation as to the applicability of the Internet Publication Measures to a website such as Ku6.com that exclusively distributes audio/video content. To our knowledge, in practice no website exclusively providing online audio or video content has obtained an Internet publication license in China. Ku6 Information may apply for an Internet Publication License once this issue is clarified and confirmed officially.
Regulations on Internet Medical and Health Information Services
On May 1, 2009, the Ministry of Health promulgated the revised Internet Medical Information Measures, which became effective on July 1, 2009. The revised Internet Medical Information Measures require an ICP operator engaging in providing medical and health information to Internet users (which, among others, includes the provision of such information through the health channel on the operator’s website) to obtain a permit from the relevant provincial counterpart of the Ministry of Health. We obtained the Certificate of Internet Medical Information Service from the Beijing Drug Administration on June 2, 2008.
Regulations on Advertisements
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

On January 26, 2005, the SAIC and the MIIT jointly promulgated a Circular Regarding the Prohibition of Advertisements for Voice Messages, SMS and other Information Services Which Contain Unhealthy Content, or the SMS Advertising Circular. The SMS Advertising Circular prohibits advertisement of information services with pornographic, obscene, superstitious and other unhealthy content, or advertisements that are misleading in pricing and payment terms of information services. The SMS Advertising Circular further provides that information service providers and advertising companies involved in the dissemination of advertisements for information services with pornographic, obscene, superstitious and other unhealthy content, or advertisements that are misleading in pricing and payment terms of information services will be subject to penalties by relevant authorities pursuant to PRC advertising regulations, and that information service providers providing unhealthy content will be subject to administrative and other measures by telecommunications authorities, the public security authorities and national security authorities in accordance with Telecommunications Regulations (2000) and other applicable laws and regulations.
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
Regulations on foreign ownership in advertising business
The principal regulations governing foreign ownership in advertising businesses in China include:
•	The Foreign Investment Industrial Guidance Catalog;
•	The Administrative Regulations on Foreign-invested Advertising Enterprises; and
•	The Circular Regarding Investment in the Advertising Industry by Foreign Investors through Equity Acquisition.
These regulations require foreign entities that directly invest in the PRC advertising industry to have at least a two-year track record with a principal business in the advertising industry outside China. Since December 2005, foreign investors have been permitted to directly own a 100% interest in advertising companies in China, but such foreign investors are also required to have at least a three-year track record with a principal business in the advertising industry outside China. PRC laws, rules and regulations do not permit the transfer of any approvals or licenses, including business licenses containing a scope of business that permits engagement in the advertising business.
As a result of current PRC laws, rules and regulations that impose substantial restrictions on foreign investment in the Internet and advertising businesses in China, we conduct this portion of our operations through a series of contractual arrangements among our PRC subsidiaries and our consolidated controlled entities. See “C. Organizational Structure.”
Regulations on Internet Culture Activities
On May 10, 2003, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which was revised on July 1, 2004. The Internet Culture Measures require ICP operators engaging in “Internet culture activities” to obtain a permit from the Ministry of Culture. The term “Internet culture activities” includes, among other things, online dissemination of Internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, sale (wholesale or retail), leasing and broadcasting of Internet cultural products. We obtained the permit on June 20, 2009.

On November 20, 2006, the Ministry of Culture issued Several Suggestions of the Ministry of Culture on the Development and Administration of the Internet Music, or the Suggestions, which became effective on November 20, 2006. The Suggestions, among other things, reiterate the requirement for the Internet service provider to obtain an Internet culture business permit to carry on any business relating to Internet music products. In addition, foreign investors are prohibited from operating Internet culture businesses. However, the laws and regulations on Internet music products are still evolving, and there have not been any provisions stipulating whether or how music video will be regulated by the Suggestions.
On August 18, 2009, the Ministry of Culture promulgated the Notice on Strengthening and Improving the Content Review of Online Music. According to this notice, only “Internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. The content of online music shall be reviewed by or filed with the Ministry of Culture. Internet culture operating entities should establish a strict self-monitoring system of online music content and set up a special department in charge of such monitoring.
To comply with these laws and regulations, our content examination team reviews the music videos on our website as well as certain other content.
Regulations on Producing Audio/Video Programs
On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria, including having a minimum registered capital of RMB3 million. Our current permit has expired and we are in the process of applying for a new one.
Regulations on Software Products
On October 27, 2000, the MIIT issued the Administrative Measures on Software Products, or the Software Measures, to strengthen the regulation of software products and to encourage the development of the PRC software industry. On March 1, 2009, the MIIT issued amended Software Measures, which became effective on April 10, 2009. The Software Measures provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the competent local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.
In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, the National Copyright Administration of the PRC issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. We have obtained and maintain four software copyright registrations.
Regulations on Intellectual Property Rights
China has adopted legislation governing intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.
Patent. The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

Copyright. The National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001 and 2010, respectively. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.
To address copyright issues relating to the Internet, the PRC Supreme People’s Court on December 19, 2000 adopted the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright, or the Interpretations, which were subsequently amended on January 2, 2004 and November 22, 2006. The Interpretations establish joint liability for ICP operators if they participate in, assist in or incite infringing activities or fail to remove infringing content from their websites after knowing the infringement of copyrights conducted by Internet users through the Internet or receiving notice from the rights holder. In addition, ICP operators shall be liable for knowingly uploading, disseminating or providing any measures, facilities or materials intended to bypass circumvention technologies designed to protect copyrights. Upon request, the ICP operators must provide the rights holder with registration information of the alleged violator, provided that such rights holder has produced relevant identification, copyright certificate and evidence of infringement. A court shall not uphold the alleged infringer’s claim against an ICP operator for breach of contract if the ICP operator removes the alleged infringing content after receiving the rights holder’s notice accompanied with proper evidence.
To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. This measure became effective on May 30, 2005.
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
On May 18, 2006, the State Council promulgated the Protection of the Right of Communication through Information Networks, which became effective on July 1, 2006. Under this regulation, with respect to any information storage space, search or link services provided by an Internet service provider, if the legitimate right owner believes that the works, performance or sound or video recordings pertaining to that service infringe his or her rights of communication, the right owner may give the Internet service provider a written notice containing the relevant information along with preliminary materials proving that an infringement has occurred, and requesting that the Internet service provider delete, or disconnect the links to, such works or recordings. The right owner will be responsible for the truthfulness of the content of the notice.

Upon receipt of the notice, the Internet service provider must delete or disconnect the links to the infringing content immediately and forward the notice to the user that provided the infringing works or recordings. If the written notice cannot be sent to the user due to the unknown IP address, the contents of the notice shall be publicized via information networks. If the user believes that the subject works or recordings have not infringed others’ rights, the user may submit to the Internet service provider a written explanation with preliminary materials proving non-infringement, and a request for the restoration of the deleted works or recordings. The Internet service provider should then immediately restore the deleted or disconnected content and forward the user’s written statement to the right owner.
An Internet service provider that provides information storage space to users through which users may provide works, performance or sound or video recordings to the public will be exempted from liability for compensation to right owners where the following conditions apply: (i) the Internet service provider has clearly indicated that the information storage space is provided to users, and published the name, contact person and IP address of the network service provider; (ii) it has not altered the works or recordings provided by users; (iii) it did not know, or could not reasonably have been expected to know, that the content provided by users infringed other’s rights; (iv) it has not received any direct financial gain from the users’ provision of the content; and (v) it deletes the allegedly infringing content upon receiving written notice from the rights owners. An Internet service provider that provides users with search or link services will be exempted from liability for compensation to right owner if the Internet service provider promptly disconnects the link to the infringing content after receiving the right owner’s notice. This exemption is not valid however if the Internet service provider knew or should know that the linked content infringed another’s rights; in that scenario, it will be jointly liable with the user who provided the content.
Since 2005, the National Copyright Administration, or the NCA, together with certain other PRC governmental authorities, have jointly launched annual campaigns specifically aimed to crack down on Internet copyright infringement and piracy in China, which normally last for three to four months every year. According to the Notice of 2010 Campaign to Crack Down on Internet Infringement and Piracy promulgated by the NCA, the Ministry of Public Security and MIIT on July 19, 2010, one of the main targets, among others, of the 2010 campaign is Internet audio and video programs. Since the 2010 campaign commenced in late July, the local branches of NCA have been focusing on popular movies and television series, newly published books, online games and animation, music and software and illegal uploading or transmission of a third party’s works without proper license or permission, sales of pirated audio/video and software through e-commerce platforms, providing search links, information storage, web hosting or Internet access services for third parties engaging in copyright infringement or piracy and the infringement by use of mobile media. In serious cases, the operating permits of the websites engaging in illegal activities may be revoked, and such websites may be ordered to shut down.
We have adopted measures to mitigate copyright infringement risks. For example, our policy is to remove links to web pages if we know these web pages contain materials that infringe third-party rights or if we are notified by the legitimate copyright holder of the infringement with proper evidence.
On December 26, 2009, the Standing Committee of the National People’s Congress adopted the Torts Liability Law, which became effective on July 1, 2010. Under this new law, both Internet users and Internet service providers may be liable for the wrongful acts of users who infringe the lawful rights of other parties. If an Internet user utilizes Internet services to commit a tortious act, the party whose rights are infringed may request the Internet service provider to take measures, such as removing or blocking the content, or disabling the links thereto, to prevent or stop the infringement. If the Internet service provider does not take necessary measures after receiving such notice, it shall be jointly liable for any further damages suffered by the rights holder. Furthermore, if an Internet service provider fails to take necessary measures when it knows that an Internet user utilizes its Internet services to infringe the lawful rights and interests of other parties, it shall be jointly liable with the Internet user for damages resulting from the infringement.
Trademark. The PRC Trademark Law, adopted in 1982 and revised respectively in 1993 and 2001, protects registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for the record.

Domain Name. In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, CNNIC issued the Measures on Domain Name Disputes Resolution and its implementing rules, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes.
Regulations on Information Security
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
On January 13, 2006, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or Internet Protection Measures. The Internet Protection Measures require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations.
As an ICP operator, we are subject to the regulations relating to information security. We have taken measures to comply with such regulations. We are registered with the relevant government authority in accordance with the mandatory registration requirement. Our policy is to remove links to web pages and any content which to its knowledge contain information that would be in violation of PRC laws or regulations. In addition, we monitor our websites to ensure our compliance with such laws and regulations.
Regulations on Internet Privacy
The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure. The Internet Measures prohibit an ICP operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent or unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

Foreign Exchange Controls
For information regarding relevant foreign exchange controls, please refer to Item 10.D. “Exchange Controls.”
Dividend Distribution
The principal regulations governing dividend distributions by wholly foreign-owned enterprises and Sino-foreign equity joint ventures include the:
Wholly Foreign Owned Enterprise Law (1986), as amended;
Wholly Foreign Owned Enterprise Law Implementing Rules (1990), as amended;
Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended;
Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended;
The Companies Law (2005);
The Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law (2007);
PRC Enterprise Income Tax Law (2007); and
Implementation Rules of the PRC Enterprise Income Tax Law (2007).
Under these regulations, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.
Regulations on Employee Stock Options Plan
In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, the SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas, publicly listed company. On March 28, 2007, the State Administration of Foreign Exchange promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rules. The purpose of the Stock Option Rules is to regulate the foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and share option plans of overseas listed companies.
According to the Stock Option Rules, if a PRC domestic individual participates in any employee stock ownership plan or share option plan of an overseas listed company, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individual, an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or share option exercises as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Concurrent with the filing of such application with the SAFE or its local counterpart, the PRC domestic qualified agent or the PRC subsidiary shall obtain approval from the SAFE or its local counterpart to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of shares, any dividends issued on the stock and any other income or expenditures approved by the SAFE or its local counterpart. The PRC domestic qualified agent or the PRC subsidiary is also required to obtain approval from the SAFE or its local counterpart to open an overseas special foreign exchange account at an overseas trust bank with custody qualifications to hold overseas funds used in connection with any shares purchase.

Under the Foreign Currency Administration Rules, as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by the SAFE. However, the implementing rules in respect of depositing the foreign exchange proceeds abroad have not been issued by the SAFE. The foreign exchange proceeds from the sales of shares can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If share options are exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to special foreign exchange accounts.
Many issues with respect to the Stock Option Rules require further interpretation. We and our PRC employees who have participated in an employee stock ownership plan or share option plan are subject to the Stock Option Rules. If we or our PRC employees fail to comply with the Stock Option Rules, we and our PRC employees may face sanctions imposed by the PRC foreign exchange authority or any other PRC government authorities, including restriction on foreign currency conversions and additional capital contribution to our PRC subsidiaries.
In addition, the State Administration of Taxation has issued a few circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and withhold the individual income taxes of employees who exercise their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.
Labor Laws and Social Insurance
Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with fulltime employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations.
In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.
To comply with these laws and regulations, we have caused all of our full-time employees to enter into labor contracts and provide our employees with the proper welfare and employment benefits.
Regulations on Concentration in Merger and Acquisition Transactions
The M&A Rule established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered. Complying with these requirements could affect our ability to expand our business or maintain our market share.

C. Organizational Structure
We conduct our operations in China principally through contractual arrangements among our wholly owned PRC subsidiaries, Ku6 (Beijing) Technology Co., Ltd. and WeiMoSanYi (Tianjin) Technology Co., Ltd. and four consolidated affiliated entities in the PRC, namely, Ku6 (Beijing) Information Technology Co., Ltd. (“Ku6 Information”), Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd. (“Tianjin Ku6”), Ku6 (Beijing) Cultural Media Co., Ltd. (“Ku6 Cultural”), Shanghai Yisheng Network Technology Co., Ltd. (“Yisheng”) and their respective shareholders. Yisheng has a 70%-owned subsidiary, Shanghai Ran Ya Information Technology Co., Ltd. (“Ran Ya”). We hold no ownership interest in any such VIEs, which are discussed below:
1. Ku6 Information is 98% owned by Mr. Shanyou Li and 2% owned by Mr. Hailong Han.
2. Tianjin Ku6 is 100% owned by Ku6 Information.
3. Ku6 Cultural is 98% owned by Mr. Shanyou Li and 2% owned by Ms. Xingye Zeng.
4. Yisheng is 75% owned by Ms. Dongxu Wang and 25% owned by Ku6 Information.
Through our agreements with these Chinese affiliates, we have the power to vote all shares of all the shareholders of those companies on their matters, through our wholly owned PRC subsidiaries, as well as the right to enjoy the economic benefits of those companies and the exclusive right to purchase equity interests from the shareholders of those companies to the extent permitted by Chinese laws. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see Item 4.B. “Information on the Company—Business Overview—Government Regulation.” For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see Item 3.D. “Risk Factors—Risks Related to Our Corporate Structure.”
Under the guidance relating to the consolidation of VIEs, we are the primary beneficiary of the economic benefits of our VIEs and their subsidiaries, Ku6 Information, Tianjin Ku6, Ku6 Cultural and Yisheng. Transactions among the consolidated entities and our company and subsidiaries are eliminated in consolidation.

The following diagram illustrates our corporate structure showing our principal subsidiaries and VIEs as of June 1, 2011.
D. Property, Plant and Equipment
We lease an approximate total of 10,045.847 square meters of office space in Beijing, Shanghai, Guangzhou, Tianjin and Xi’an.
Item 4A. Unresolved Staff Comments
Not Applicable.
Item 5. Operating and Financial Review and Prospects
The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this Form 20-F. This discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe” or similar language. All forward-looking statements included in this prospectus are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. OPERATING RESULTS
Overview
We entered into the online video business through the acquisition of Ku6 Holding Limited in January 2010.
In May 2010, we sold all of our 51% interest in Huayi Music to Huayi Brothers Media Corporation.
In August 2010, we completed the disposal of our wireless value-added services (WVAS) and recorded music businesses to Shanda Interactive. We also completed the acquisition of the control of Yisheng, an online radio business, from Shanda Interactive in August 2010. These transactions are considered as transactions between entities under common control. Therefore the transactions are recorded at carryover basis and any difference between the carrying value and the amount received or paid are recorded in shareholders’ equity. The accompanying consolidated financial statements have been prepared as if the acquisition of Yisheng had been in effect since the inception of common control, which is August 31, 2009, the date on which the financial results of us was consolidated into Shanda Interactive’s consolidated financial statement and the operating results of WVAS and recorded music were presented as discontinued operations in the income statements for all periods presented. See Note 2(1) to our consolidated financial statements.
We currently operate our business as a single segment. We derive substantially all of our revenues from online advertising services. For the year ended 2010, our revenues and net loss were $16.6 million and $51.5 million, respectively.
As of December 31, 2010, we had cash and cash equivalents of approximately $27.3 million and working capital of approximately $8.4 million. On April 1, 2011, we entered into agreements with Shanda Media Group Limited, or Shanda Media, a wholly owned subsidiary of Shanda Interactive, pursuant to which we agreed to issue to Shanda Media $50,000,000 of our ordinary shares at a per share price of $0.0325 (or $3.25 per ADS), and $50,000,000 aggregate principal amount of senior convertible bond at face value. The bond will mature in three years after issuance and will bear an interest of 3% per annum. The bond will be convertible into our ordinary shares at a price of $0.03925 per ordinary share (or $3.925 per ADS). The bond is convertible beginning six months following its issuance. We believe that the new investment by Shanda Media provide sufficient capital for the next twelve months. Accordingly, our consolidated financial statements have been prepared on a going-concern basis.
Discontinued Operations
Historically, we derived most of our revenues from wireless value-added services, which includes 2G services such as short message service, interactive voice response and ring back tone, and 2.5G services such as WAP, MMS, and Java™, each of which is available on the networks of China Mobile, China Unicom and China Telecom. We also had a recorded music business, which involves discovering, developing and representing recording artists and promoting, selling and licensing their works through designated third parties. In 2010, we made the strategic decision to divest our wireless value-added services and recorded music businesses to focus on our online video business.
On May 28, 2010, we sold all of our 51% interest in Huayi Music to Huayi Brothers Media Corporation and recognized gain of $4,486,786 from disposal of discontinued operations.
On August 17, 2010, we sold our wireless value-added services and recorded music businesses to Shanda Interactive. As the transaction was considered as a transaction between entities under common control, no gain or loss was recognized. The difference of $13,561,087 between the consideration received of $37,243,904 and the carrying amount of the assets and liabilities of WVAS and recorded music business of $23,682,817 and the corresponding cumulative translation difference of $10,344,330 were accounted for as contribution by Shanda Interactive in additional paid-in capital in 2010.

According to ASC 205, the effect of discontinued operations of WVAS and recorded music businesses for the years ended December 31, 2008, 2009 and eight months period ended August 31, 2010 has been accounted for retroactively in the consolidated statement of operations for all the periods presented. Results from these discontinued operations, net of tax, in 2010, 2009 and 2008 were income of $1,104,348 (including gain of $4,486,786 from the disposal of our 51% interest in Beijing Huayi Brothers Music Co., Ltd. ), losses of $21,556,275 and losses of $7,330,754, respectively.
Acquisition of Online Audio Business from Shanda Interactive
The acquisition of Yisheng’s online audio business from Shanda Interactive was accounted for as a common control transaction as we were considered to be under the control of Shanda Interactive at the time of the acquisition. Accordingly, the accompanying consolidated financial statements have been prepared as if the acquisition of Yisheng had been in effect since August 31, 2009, the date of inception of common control, which is the date on which we were consolidated into Shanda Interactive’s consolidated financial statement. Therefore total assets and liabilities as well as the non-controlling interests of Yisheng were recorded at the carrying amount as capital contribution from Shanda Interactive in the consolidated statements of changes in equity. The effect of accounting for the acquisition under common control has increased the net loss for the year ended December 31, 2009 by $736,969, which represents the net loss of this business from August 31, 2009 through December 31, 2009. The $12,461,538 fair value of the 415,384,615 ordinary shares that we issued to Shanda Interactive was recorded through equity as a deemed distribution to Shanda Interactive in 2010.
The issuance of 138,461,539 ordinary shares to the 25% non-controlling shareholders of Yisheng in August 2010 was accounted for as an equity transaction in 2010 and the difference between fair value of the ordinary shares issued and carrying amount of the non-controlling interest was recognized as a decrease in additional paid-in capital attributable to us in accordance ASC 810.
Factors Affecting Our Results of Operations
Our business, financial condition and results of operations have been and will continue to be subject to general conditions affecting the online video and online advertising industries in China. These conditions, among others, include the stability and growth of China’s economy, the growth of the Internet penetration rate in China, and the increasing acceptance of online video advertising by the advertisers. In addition, our business, financial condition and results of operations are affected by a number of company-specific factors including our ability to:
•	maintain and expand our user base;
•	obtain and produce popular video content cost-effectively;
•	procure Internet bandwidth cost-effectively;
•	provide effective advertising services;
•	control sales and marketing expenses; and
•	maintain leading brand and market position.
Description of Certain Statement of Operations Items
Net Revenues
We currently derive substantially all of our net revenues from online advertising services. Advertisers purchase our online advertising services primarily through third-party advertising agencies. As is customary in the advertising industry in China, we use cash incentives in the form of rebates to third-party advertising agencies and recognize revenues net of these rebates. We expect that our advertising service revenues will continue to be the primary source of our revenues for the foreseeable future. The cash incentives to third-party advertising agencies in the year ended December 31, 2010 was $5.4 million.

We believe the most significant factors that directly or indirectly affect our advertising service revenues include the following:
•	the number of advertising customers;
•	the number of users visiting our website and the amount of time they spend on our website;
•	the list prices of our advertising services and the discount we offer to customers;
•	the commissions earned by third-party advertising agencies; and
•	the perceived effectiveness of online video advertising as compared to advertising in more traditional media, particularly television.
The number of advertising customers during any period is affected by our services, our sales and marketing efforts and influenced by our market position and advertisers’ perception of the effectiveness of our online advertising services. The size of our advertising customer base is also driven by customer-specific factors such as the timing of the introduction of new advertising campaigns, our ability to maintain favorable demographic user base, seasonality of advertising customers’ operations and growth of business sectors in which our advertising customers operate.
We believe our revenues from online advertising services are subject to seasonal fluctuations. For example, revenues of China-based online advertising companies like us are usually lower during the Chinese New Year period in the first quarter when advertising customers tend to place fewer orders for online advertising. Our relatively stronger performance in the fourth quarter has been largely due to the year-end promotion and sales campaign of our advertising customers.
Cost of Revenues
Our cost of revenues consist of Internet bandwidth leasing costs, amortization and impairment write-down of licensed video copyright, payroll costs associated with the platform operation and content, in-house developed content costs, depreciation expenses, and other costs. Our total cost of revenues amounted to $40.4 million for the year ended 2010.

	Year ended December 31,
	2008	2009	2010
	(in thousands of U.S. dollars)
Internet bandwidth costs	$—	$534	$10,279
Amortization of purchased video copyright cost	—	—	8,012
Impairment write-down of purchased video copyright cost	—	—	7,740
Payroll cost	—	—	6,167
In-house developed content costs	—	—	1,596
Depreciation of servers and other equipments	—	—	2,503
Other costs(1)	—	23	4,162

Total costs	$—	$557	$40,459

(1)	Include primarily advertisement production costs and outside service fees and user-generated content costs.
Internet bandwidth costs. Internet bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their Internet data centers. Bandwidth is a significant component of our cost of revenues and therefore an important factor affecting our profitability. We expect our bandwidth costs to increase on an absolute basis as traffic to our website grows. However, we expect our bandwidth costs as a percentage of our net revenues to decrease over time, consistent with historical trends of decreasing unit cost of data hosting and transmission services.

Amortization and write-down of licensed video copyrights. The licensed video copyrights are carried at the lower of unamortized cost or net realizable value and are amortized over their respective licensing periods as there is no limit of the showings of the licensed videos and we cannot reliably estimate the future number of showings for the licensed videos. We estimate the expected cash inflows that are directly attributed to the contents licensed under the net realizable value approach. We write down the carrying value of the licensed content to net realizable value if the estimated net future direct cash inflows from the licensed video copyrights over the licensing period are lower than the carrying value. Amortization and write-down expenses for the year ended December 31, 2010 was $8,012,252 and $7,739,562, respectively. As of December 31, 2010, the carrying value of licensed video copyrights was written down to zero. Our costs of amortization and write-down of licensed video copyrights increased significantly as we built a large and comprehensive online video content library during the year 2010. We are exploring a revenue-sharing model with content owners. Under this model, we generally obtain titles for low initial cost in exchange for a commitment to share a percentage of the advertising revenues generated by us from such titles, for a defined period of time. The initial cost may be in the form of an upfront non refundable payment and may also be in the form of a prepayment of future revenue sharing obligations. The terms of some revenue-sharing agreements may obligate us to make minimum revenue-sharing payments for certain titles. We believe this new model, if successfully executed, will help us to match our content costs and revenues generated from such content better.
Payroll costs. Payroll costs consist of salaries and benefits for our platform operation and content personnel. We expect that our payroll costs will stay stable in absolute terms in the near term.
In-house developed content costs. In-house developed content costs represent costs related to the production of our news, reports and interactive entertainment programs, but do not include any salaries and benefits paid to our employees. Video production (which mainly include direct production costs and production overhead) costs are capitalized, if meeting the capitalization criteria. During the year ended December 31, 2010, the video production costs did not meet the criteria for capitalization and as a result all the video production costs have been expensed as incurred. We expect our in-house developed content costs continue to increase as we further implement our online media strategy.
Depreciation of servers and other equipment. We include depreciation expense for servers and other equipment that are directly related to our business operations and technical support in our cost of revenues. Although our depreciation expenses were inconsequential in 2009, our depreciation expense increased significantly in the year ended December 31, 2010 to $2.5 million, as we made substantial investments in building up our CDN infrastructure in 2010 after our acquisition of Ku6. We expect our depreciation expense to increase on an absolute basis as we continue to invest in additional servers and other equipment. However, we expect our depreciation expense as a percentage of our net revenues to decrease over time since we made substantial upfront capital expenditures at an early stage of our development that are not expected to increase as quickly as our net revenues.
Operating Expenses
The following table sets forth certain historical consolidated operating expenses data, in terms of amount and as a percentage of our total revenues, for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(in thousands of U.S. dollars)
Operating Expenses
Product development	$105	$—	$—
Selling and marketing	623	665	16,196
General and administrative	1,673	6,465	13,507

Total operating expenses	$2,401	$7,130	$29,703

Product Development Expenses. Product development expenses consist primarily of salaries and benefits for product development personnel, including share-based compensation costs.

Selling and Marketing Expenses. Selling and marketing expenses primarily consist of salaries and benefits for our sales and marketing personnel, including share-based compensation costs, sales commission paid to our sales team and advertising and marketing expenses.
General and Administrative Expenses. General and administrative expenses consist primarily of salary and benefits for general management, finance and administrative personnel, bad debt provision, depreciation, amortization and impairment of intangible assets, professional service fees, share-based compensation and other expenses.
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
Business Combinations and Non-controlling Interests
We account for our business combinations using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and liabilities we acquired based on their estimated fair values. Any non-controlling interest was reflected at historical cost. Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, contingent consideration was not recorded until the contingency was resolved.
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

From January 1, 2009, following the adoption of the authoritative guidance on non-controlling interests, previously issued as SFAS No.160, “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”), now codified as ASC 810, “Consolidation,” we also renamed minority interests to non-controlling interests and reclassified it on the consolidated balance sheet from the mezzanine section between liabilities and equity to a separate line item in equity except for the redeemable securities that are subject to the guidance in ASC 268 (formerly referred to as EITF Topic D-98, “Classification and Measurement of Redeemable Securities”). We also expanded disclosures in the consolidated financial statements to clearly identify and distinguish the interests of us from the interests of the non-controlling owners of our subsidiaries. Consolidated net income is adjusted to include net income attributed to the non-controlling interest and consolidated comprehensive income is adjusted to include comprehensive income attributed to the non-controlling interest. We have applied the presentation and disclosure requirements retrospectively for all periods presented.
Revenue Recognition
In accordance with ASC 605, “Revenue Recognition,” we recognize revenues when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred and collectability is reasonably assured. Revenues are recorded net of sales taxes.
Our revenues are derived principally from online brand advertising arrangements, where the advertisers pay to place their advertisements on our online video platform in different formats. Such formats generally include banners, buttons, links, pre-roll or post-roll video advertisements.
Advertisements on our online video platform are charged either based on the number of clicks per day over the agreed period or on a per day basis. In the first case, the delivery of service occurs when users click on the designated videos clips. In the latter case, the delivery is not linked to displays, but occurs as the advertisement is hosted each day.
All our revenue arrangements involve multiple element deliverables that may include placements of different types of advertisements, which are accounted for using the guidance under ASC 605-25 “Multiple Element Arrangements.”
We sell the advertising services over a broad price range and there is a lack of objective and reliable evidence of fair value for each deliverable included in the arrangement. Therefore for the arrangements that all the elements are not delivered in a uniform pattern over the agreement period, we treat all elements of advertising contracts as a single unit of accounting for revenue recognition purposes and recognizes the revenues on the completion of delivery of all the elements involved in the arrangements. When all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized ratably over the contract period.
We make a credit assessment of the customer to assess the collectability of the contract amounts prior to entering into contracts. For those contracts for which the collectability was assessed as not reasonably assured, we recognizes revenue only when the cash was received and all revenue recognition criteria were met.
The majority of the revenue arrangements are contracted with advertising agencies and we provide cash incentives in the form of rebates to these advertising agencies based on volume and performance, and account for such incentives as a reduction of revenue in accordance with ASC 605-50-25 (Formerly referred to as EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer”). The cash incentives to third party advertising agencies in the year ended December 31, 2010 was $5.4 million.
Allowances for Doubtful Accounts
We determine the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected by taking into account of an aging analysis of the accounts receivable balances, historical bad debt records, repayment patterns in the prior year and other factors such as the policies of operators and financial condition of the customer. During the years ended December 31, 2008, 2009 and 2010, we recorded allowances for doubtful accounts of $1.0 million, $3.8 million and $1.5 million, respectively. As of December 31, 2010, our allowance for doubtful accounts was $2.4 million.

Video Production and Acquisition Costs
Following the guidance under ASC 926-20-25, video production (which mainly include direct production costs and production overhead) and acquisition costs are capitalized, if meeting the capitalization criteria, and stated at the lower of unamortized cost or estimated fair value.
With respect to production and acquisition costs, until we can establish estimates of secondary market revenues, capitalized costs for each video produced are limited to the amount of revenues contracted for that video. The costs in excess of revenues contracted for that video are expensed as incurred on an actual basis, and are not restored as assets in subsequent periods. Once we can establish estimates of secondary market revenues in accordance with ASC 926-20-35-5(b), we capitalize subsequent film costs.
Capitalized video production and acquisition costs are amortized in accordance with the guidance in ASC 926-20-35-1 using the individual-film-forecast-computation method, based on the proportion of the revenues earned in a period to the estimated remaining unrecognized ultimate revenues as of the beginning of that period. We estimate total revenues to be earned (“ultimate revenues”) throughout the life of a video. Ultimate revenue estimates for the produced videos are periodically reviewed and adjustments, if any, will result in changes to amortization rates. Estimates used in calculating the fair value of the self-produced content are based upon assumptions about future demand and market conditions. The capitalized costs are subject to assessment for impairment in accordance with ASC 926-20-35-12 to 35-18, if an event or change in circumstances indicates that the fair value is less than its unamortized costs. During the year ended December 31, 2010, video production and acquisition costs did not meet the criteria for capitalization and as a result all the video production costs have been expensed as incurred.
Licensed Video Copyrights
The licensed video copyrights are amortized over their respective licensing periods. The amortization period of the licensed video copyrights mainly range from 1 to 3 years during the year ended December 31, 2010.
The licensed video copyrights are carried at the lower of unamortized cost or net realizable value. Under the net realizable value approach, we determine the expected cash inflows that are directly attributed to the premium content licensed, which equals the expected revenues directly attributable to the content less the direct costs to deliver the content to derive the net realizable value of the asset. We write down the carrying value of the licensed content if the estimated net future direct cash inflows from the licensed video copyrights over the licensing period are lower than the carrying amount. During the year ended December 31, 2010, the amortization and write-down expense for licensed video copyrights was $8.0 million and $7.7 million respectively.
Goodwill and Intangible Assets Impairment
We test goodwill for impairment by reporting unit on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below their carrying amount. We perform a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. When available, we use observable market data, including pricing on recent closed market transactions, to determine the fair value of the reporting units and compare with carrying amount of the reporting units to assess any goodwill impairment. The fair value of reporting units was determined based on the market capitalization of the respective entities as of the valuation date. When there is little or no observable market data, we measure the fair value of each reporting unit primarily using the income approach and using the market approach as a validation of the value derived from income approach. The market approach includes using financial metrics and ratios of comparable public companies. When the goodwill was determined to be impaired, we use income approach including discounted cash flow model for each reporting unit and unobservable inputs including assumptions of projected revenue, expenses, capital spending and other costs, as well as a discount rate calculated based on the risk profile of the relating industry to determine the amount of any impairment.

We measure impairment of intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we assess impairment by comparing the carrying value of the intangible assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the intangible assets. We measure the fair value of intangible assets based on an in-use premise using the discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending and other costs, as well as a discount rate calculated based on the risk profile of the relating industry. If different estimates or judgments are utilized, the timing or the amount of the impairment charges could be different.
During the third quarter of 2008, we performed impairment testing for the music business due to the continued challenging business conditions and reduction in number of concerts and other music events because of the focus on the Olympic Games in Beijing coupled with the decline in the market price of our common stock. This resulted in an impairment for acquired intangible assets of $2.5 million and goodwill of $1.7 million. We again performed impairment testing on December 31, 2008 and recorded a further impairment charge for acquired intangible assets of $0.4 million and goodwill of $0.5 million allocated to recorded music segment. During the annual goodwill impairment test on December 31, 2008, we also determined that our WVAS segment was impaired due to the continued operation losses, thus necessitating a charge of $0.5 million. The impairment provided in 2008 relating to WVAS and recorded music businesses have been included in the discontinued operations.
During the second quarter of 2009, we performed impairment testing for the music business due to significantly lower than expected performance as a result of the continued challenging business conditions, reduction in number of concerts and other music events. This resulted in an impairment charge for acquired intangible assets of $3.5 million and goodwill of $3.0 million. During the annual goodwill impairment test on December 31, 2009, we also determined that our music segment was impaired due to the continued operation losses, thus necessitating a charge of $0.6 million. The impairment provided in 2009 relating to recorded music businesses have been included in the discontinued operations.
During the annual goodwill impairment test on December 31, 2010, we performed an impairment test at reporting unit level relating to goodwill from acquisitions and concluded that there was no impairment as to the carrying value of goodwill as of December 31, 2010.
Business Tax and Related Surcharges
Our subsidiaries and VIE affiliates are subject to business tax and related surcharges and value-added tax on the revenues earned for services provided in the PRC. The applicable business tax rate for advertising business is 5% based on the gross advertising revenue before deducting the advertising agencies rebate. In the accompanying consolidated statements of operations, business tax and related surcharges for advertising revenues are deducted from gross revenues to arrive at net revenues when incurred.
Share-based Compensation
We adopted ASC 718 “Stock Compensation” (formerly referred to as Statement of Financial Accounting Standard 123(R) (“SFAS123(R)”), which requires all share-based payments to employees and directors, including grants of employee stock options and restricted shares, to be recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. The valuation provisions of ASC 718 apply to new awards, to awards granted to employees and directors before the adoption of ASC 718 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. Under ASC 718, the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation cost not recorded for that number of awards.

In accordance with ASC 718, we have recognized share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with graded vesting features and service conditions only and using the graded-vesting attribution method for awards with graded vesting features and performance conditions.
We grant equity incentive awards to our employees. We recorded share-based compensation expenses of $1.9 million in 2010. The share based compensation expenses in 2010 included one-time compensation expenses of $1.3 million relating to incremental value of the ordinary shares issued by us to replace the options issued by Ku6 before its acquisition by us. Our share-based compensation expenses are included in our operating expenses as well as cost of revenue.
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
ASC 740-10-25 (formerly referred to as Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”) prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of ASC 740-10-25 did not result in a cumulative adjustment to the opening balance of retained earnings as of January 1, 2007. We did not incur any interest or penalties related to potential underpaid income tax expenses, and also does not have unrecognized tax benefits as of December 31, 2010.
Contingency
We are subject to contingencies, such as legal proceedings and claims arising out of its business that cover a wide range of matters in the normal course of our business. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated by us. As of December 31, 2010, we estimated and accrued $0.7 million for liabilities arising from alleged copyright infringements.
Going Concern
On April 1, 2011, we entered into agreements with Shanda Media Group Limited, or Shanda Media, a wholly owned subsidiary of Shanda Interactive, pursuant to which we agreed to issue to Shanda Media $50,000,000 of our ordinary shares at a per share price of $0.0325 (or $3.25 per ADS), and $50,000,000 aggregate principal amount of senior convertible bond at face value. The bond will mature in three years after issuance and will bear interest at a rate of 3% per annum. The bond will be convertible into our ordinary shares at a price of $0.03925 per ordinary share (or $3.925 per ADS). The issuance of the ordinary shares and the convertible bond has been approved by our independent directors and shareholders. We believe that the new investment by Shanda Media provide sufficient cash to fund operations and capital expenditures for at least the next twelve months. Accordingly, our consolidated financial statements have been prepared on a going-concern basis.

Results of Operations
As mentioned above in the section of “Critical Accounting Policies,” the financial statements have been prepared as if the acquisition of Yisheng had been in effect since the inception of common control and the operating results of WVAS and recorded music were presented as “Results of Discontinued Operations” in the income statements for the years ended December 31, 2008, 2009 and 2010.
The following discussion of our results of operations for the years ended December 31, 2008, 2009 and 2010 is based upon our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. However, since the results for the year ended December 31, 2008 do not include any of the results of our continuing operations, the results for the year ended December 31, 2009 do not include the results of our online video business and include only the results of our online audio business from August 31, 2009 to December 31, 2009, and the results for the year ended December 31, 2010 include the results of our audio business for the full year and the results of our online video business from January 18, 2010 to December 31, 2010, the following discussion may not be meaningful for you to understand the trends of our continuing operations. See “—Unaudited Consolidated Pro Forma Statements of Operations” for a supplemental comparison of 2010 and 2009 results on a pro-forma basis.
Year Ended December 31, 2010 versus Year Ended December 31, 2009
Net Revenues. We had net revenues of $16.6 million in 2010 and $1.0 million in 2009. The increase in revenues was largely attributable to our acquisition of the online video business of Ku6 in January 2010. Revenues for the year ended December 31, 2010 included revenues generated by our online video business since January 2010 and revenues generated by our online audio business for the entire year. Revenues for the year ended December 31, 2009 included revenues generated by our online audio business since August 31, 2009.
Cost of Revenues. Our cost of revenues increased to $40.5 million in 2010 from $0.5 million in 2009, primarily as a result of our acquisition of Ku6. The cost of revenues in 2010 consisted primarily of Internet bandwidth cost of $10.3 million, amortization and write-down of licensed video copyright of $15.6 million, depreciation of server and computer equipments of $2.5 million, payroll cost relating to platform operation and content of $6.2 million. The cost of revenues in 2009 consisted mainly of Internet bandwidth cost.
Gross Loss. We had a gross loss of $23.9 million in 2010, as compared with a gross profit of $0.5 million in 2009. This shift to a significant gross loss was largely due to the significant cost incurred for the Internet bandwidth, server depreciation, licensed video copyrights as well as associated payroll cost as a result of the acquisition of Ku6 in January 2010.
Operating Expenses. Operating expenses were $29.7 million in 2010, representing an increase of 316.6% from $7.1 million in 2009. Operating expenses for the year ended December 31, 2010 included expenses associated with our online video business since January 2010 and expenses associated with our online audio business for the entire year. Operating expenses for the year ended December 31, 2009 included expenses associated with our online audio business since August 31, 2009.
•	Selling and Marketing Expenses. Our selling and marketing expenses increased to $16.2 million in 2010 from $0.7 million in 2009. The increase of the selling and marketing expenses were the result of Ku6’s higher advertising and marketing expenses, the salary and benefits of sales and marketing staff and the sales commission to the sales team as well as travelling and entertainment expenses.
•	General and Administrative Expenses. Our general and administrative expenses increased to $13.5 million in 2010 from $6.4 million in 2009. The increase was mainly caused by the increase of $1.5 million in share-based compensation expenses including one-time compensation expenses of $1.3 million relating to incremental value of the ordinary shares issued by us to replace the options issued by Ku6 before its acquisition by us, $1.6 million increase in bad debt provision due to the expansion of our advertising business as the result of our acquisition of Ku6, $1.7 million increase in the amortization of intangible assets arising from the acquisition of Ku6, $1.6 million business tax for the intercompany transactions, $1.0 million increase in payroll expenses and $1.1 million increase in rental fees, partially offset by the consulting and legal expenses of $2.5 million incurred in 2009 for the Shanda Interactive tender offer.

•	Operating loss from Continuing Operations. As a result of the foregoing, operating loss from continuing operations was $53.6 million for 2010 compared to $6.6 million for 2009.
Loss from Continuing Operations attributable to Ku6 Media Co., Ltd. Net loss from continuing operations attributable to Ku6 Media Co., Ltd. was $52.9 million for 2010 compared with a net loss of $6.0 million for 2009.
Income (loss) from Discontinued Operations attributable to Ku6 Media Co., Ltd. We had an income from discontinued operations of $1.3 million in the year ended December 31, 2010 due to the disposal gain of Huayi Music of $4.5 million offset by the loss from operations of $3.4 million from our WVAS and recorded music business for the eight months ended August 31, 2010, after giving effect to the loss attributable to the non-controlling and redeemable non-controlling interests of $0.2 million for 2010. The loss from discontinued operations attributable to us in the year ended December 31, 2009 was $17.4 million mainly due to loss from operations of $21.8 million from the WVAS and recorded music businesses, of which $4.2 million was attributable to the non-controlling and redeemable non-controlling interests.
Year Ended December 31, 2009 versus Year Ended December 31, 2008
Net Revenues. Our net revenues were $1.0 million and nil for the year ended December 31, 2009 and 2008, respectively.
Cost of Revenues. Our cost of revenues was $0.5 million and nil for the year ended December 31, 2009 and 2008, respectively.
Gross Profit. Our gross profits were $0.5 million and nil for the year ended December 31, 2009 and 2008, respectively.
Operating Expenses. Operating expenses were $7.1 million for 2009, representing an increase of 197.0% from $2.4 million for 2008. Operating expenses in 2009 included one-time expenses such as (i) the consulting and legal expenses $2.5 million relating to the tender offer by Shanda Interactive and (ii) severance pay of $0.4 million to our former CEO and CFO. Operating expenses in 2009 also incuded operating expenses associated with our online audio business for the last four months of 2009.
•	General and Administrative Expenses. Our general and administrative expenses increased to $6.5 million in 2009 from $1.7 million in 2008. Our general and administrative expenses in 2009 included one-time expenses such as (i) the consulting and legal expenses $2.5 million incurred in connection with the Shanda Interactive tender offer through which Shanda Interactive acquired 51% of our outstanding shares and (ii) severance pay of $0.4 million to our former CEO and CFO.
•	Selling and Marketing Expenses. Our selling and marketing expenses increased to $0.7 million in 2009 from $0.6 million in 2008. Selling and marketing expenses in 2009 included expenses associated with our online audio business for the last four months of 2009.
•	Product Development Expenses. Our product development expenses were nil in 2009 and $0.1 million in 2008. The small amount of expenses in 2008 represented share-based compensation to our product development staff.
Operating Loss from Continuing Operations. As a result of the foregoing, operating loss from operations was $6.6 million for 2009, which included the operating loss of Yisheng for the last four months of 2009 when it began to be consolidated in the financial statements from September 2009, compared to $2.4 million for 2008.
Foreign Exchange Loss. We recorded no foreign exchange loss in 2009, but recorded a foreign exchange loss of $9.0 in 2008. We had $4.5 million of foreign exchange loss in the third quarter of 2008 and recorded a further exchange loss in the fourth quarter of 2008 in the amount of $4.5 million. Our foreign exchange loss in 2008 was due to the drop in the value of the Euro against the U.S. dollars. Earlier in the year of 2008 we converted a substantial amount of our U.S. dollar cash balances into Euro term deposits to improve yield as well as to protect against further weakening of the U.S. dollars. The highly volatile markets in 2008 had seen the U.S. dollar strengthen as investors and financial institutions de-leveraged. Currently we hold substantially all of our non-Renminbi cash balances in U.S. dollars.

Loss from Continuing Operations attributable to Ku6 Media Co., Ltd. Loss from continuing operations attributable to us was $6.0 million in 2009, which included the net loss of Yisheng for the last four months of 2009, compared with a net loss of $5.0 million in 2008.
Loss from Discontinued Operations attributable to Ku6 Media Co., Ltd. Loss from discontinued operations attributable to us was $17.4 million and $7.0 million in 2009 and 2008, respectively, representing the loss arising from the disposed WVAS and recorded music business of $21.6 million and $7.3 million in 2009 and 2008 after excluding the loss attributable to the non-controlling interests and redeemable non-controlling interests of $4.2 million and $0.3 million in 2009 and 2008, respectively.
Unaudited Consolidated Pro Forma Statements of Operations
The unaudited consolidated pro forma statements of operations for the years ended December 31, 2009 and December 31, 2010 present our consolidated results of operations giving pro forma effect to the Ku6 and Yisheng acquisitions as if such transactions occurred on January 1, 2009, and after giving effect to purchase accounting adjustments. The unaudited consolidated pro forma financial information is included for informational purposes only and should not be relied upon as being indicative of our results of operations or financial condition had the Ku6 and Yisheng acquisitions occurred on the date assumed. The unaudited consolidated pro forma financial information also does not project the results of operations or financial position for any future period or date.
The following table shows the pro forma statements of operations for the year ended December 31, 2009 and 2010:

	For the Year Ended December 31, 2009
			Shanghai
	Ku6 Media Co.,	Ku6 Holding	Yisheng Network	Pro Forma	Pro Forma
	Ltd.	Ltd.	(2)	Adjustments (1)	Consolidation
	(in thousands of U.S. dollars, except for share and per share data)
Total net revenues	$1,037	$6,225	$985	$—	$8,247
Total cost of revenues	(557)	(10,018)	(428)	—	(11,003)

Gross profit (loss)	480	(3,793)	557	—	(2,756)
Total operating expenses	(7,130)	(6,374)	(1,203)	(1,962)	(16,669)

Operating loss from continuing operations	(6,650)	(10,167)	(646)	(1,962)	(19,425)
Interest income	356	8	—	—	364
Interest expense	—	(40)	(1)	—	(41)
Other income, net	2	2	39	—	43
Foreigin exchange loss	—	—	—	—	—
Fair value changes in warrant liabilities	—	186	—	—	186

Loss before income tax benefit from continuing operations	(6,292)	(10,011)	(608)	(1,962)	(18,873)
Income tax benefit	14	—	—	—	14

Loss from continuing operations, net of tax	(6,278)	(10,011)	(608)	(1,962)	(18,859)

Discontinued operations:
Loss from operations of discontinued operations, net of tax	(21,778)	—	—	—	(21,778)
Gain from disposal of discontinued operations	222	—	—	—	222

Loss from discontinued operations, net of tax	(21,556)	—	—	—	(21,556)

Loss from continuing and discontinued operations, net of tax	(27,834)	(10,011)	(608)	(1,962)	(40,415)

Less: Net loss attributable to the non-controlling interests from continuing operations	256	—	—	—	256
Less: Net loss attributable to the non-controlling interests and redeemable non-controlling interests from discontinued operations	4,183	—	—	—	4,183

Net loss attributable to Ku6 Media Co., Ltd.	(23,395)	(10,011)	(608)	(1,962)	(35,976)

Loss from continuing operations, net of tax, attributable to Ku6 Media Co., Ltd.	(6,022)	(10,011)	(608)	(1,962)	(18,603)
Loss from discontinued operations, net of tax, attributable to Ku6 Media Co., Ltd.	(17,373)	—	—	—	(17,373)

Net loss attributable to Ku6 Media Co., Ltd.	(23,395)	(10,011)	(608)	(1,962)	(35,976)

(1)	Represents the incremental amortization expense for the intangible assets resulting from the Ku6 and Yisheng acquisition.

(2)	The financial information reflects the operation results for the period from January 1, 2009 to August 31, 2009 since the operations from September 1, 2009 have already been included in the consolidate results of Ku6 Media Co., Ltd.

	For the Year Ended December 31, 2010
			Pro Forma	Pro Forma
	Ku6 Media Co., Ltd.	Ku6 Holding Ltd.(2)	Adjustments(1)	Consolidation
Total net revenues	$16,556	$232	$—	$16,788
Total cost of revenues	(40,459)	(3,956)	—	(44,415)

Gross loss	(23,903)	(3,724)	—	(27,627)
Total operating expenses	(29,703)	(641)	(154)	(30,498)

Operating loss from continuing operations	(53,606)	(4,365)	(154)	(58,125)
Interest income	57	—	—	57
Interest expense	(31)	—	—	(31)
Other income, net	—	—	—	—
Foreigin exchange loss	—	(4)	—	(4)
Fair value changes in warrant liabilities	—	—	—	—

Loss before income tax benefit from continuing operations	(53,580)	(4,369)	(154)	(58,103)
Income tax benefit	41	—	—	41

Loss from continuing operations, net of tax	(53,539)	(4,369)	(154)	(58,062)
Discontinued operations:
Loss from operations of discontinued operations, net of tax	(3,382)	—	—	(3,382)
Gain from disposal of discontinued operations	4,486	—	—	4,486

Loss from discontinued operations, net of tax	1,104	—	—	1,104

Loss from continuing and discontinued operations, net of tax	(52,435)	(4,369)	(154)	(58,062)
Less: Net loss attributable to the non-controlling interests from continuing operations	681	—	—	681
Less: Net loss attributable to the non-controlling interests and redeemable non-controlling interests from discontinued operations	244	—	—	244

Net loss attributable to Ku6 Media Co., Ltd.	(51,510)	(4,369)	(154)	(56,033)

Loss from continuing operations, net of tax, attributable to Ku6 Media Co., Ltd.	(52,858)	(4,369)	(154)	(57,381)
Loss from discontinued operations, net of tax, attributable to Ku6 Media Co., Ltd.	1,348	—	—	1,348

Net loss attributable to Ku6 Media Co., Ltd.	(51,510)	(4,369)	(154)	(56,033)

(1)	Represents the incremental amortization expense for the intangible assets resulting from the Ku6 acquisition.

(2)	The financial information reflects the operation results for the month ended January 31, 2010, as the Ku6 acquisition was completed on January 18, 2010.

Year Ended December 31, 2010 (pro forma) versus Year Ended December 31, 2009 (pro forma)
Net Revenues. Our pro forma net revenues increased 104% to $16.8 million in 2010 from $8.2 million in 2009. The increase in pro forma net revenues was largely attributable to the growth of our advertising business in 2010, as a result of our marketing efforts, including offering a variety of integrated marketing package to brand advertisers, with the continuous expansion of user base.
Cost of Revenues. Our pro forma cost of revenues increased to $44.4 million in 2010 from $11.0 million in 2009.

	Year ended December 31, 2009			Year ended December 31, 2010
	(in thousands)			(in thousands)
		Pro forma			Pro forma
	Actual	adjustments	Pro forma	Actual	adjustments	Pro forma
Internet bandwidth costs	$534	$4,137	$4,671	$10,279	$497	$10,776
Amortization and impairment write-down of purchased video copyright cost	—	1,747	1,747	15,619	2,852	18,471
Payroll cost	—	2,506	2,506	6,167	350	6,517
In-house developed content costs	—	—	—	1,596	—	1,596
Depreciation of servers and other equipments	—	1,278	1,278	2,503	109	2,612
Other costs(1)	23	778	801	4,295	148	4,443

Total costs	$557	$10,446	$11,003	$40,459	$3,956	$44,415

(1)	Includes primarily advertisement production costs and outside service fees and user-generated content costs.
The $33.4 million increase in our pro forma cost of revenues from 2009 to 2010 was mainly due to (i) an increase from $1.7 million in 2009 to $18.5 million in 2010 of amortization and impairment write-down of purchased video copyright costs, as a result of our significantly increased investment in professional content in 2010 compared to 2009, including licensed video copyrights related to the 2010 FIFA World Cup, the 2010 Asian Games and movies, TV series and other entertainment programs. As of December 31, 2010, the carrying value of our licensed video copyrights was written down to zero. Also, our pro forma bandwidth costs increased 154% from $4.2 million in 2009 to $10.8 million in 2010, due to the growth in our traffic volume as a result of our large content library established in 2010.
Gross Loss. We had a pro forma gross loss of $27.6 million in 2010, compared to a pro forma gross loss of $2.8 million in 2009. This increase in gross loss was largely due to our increases in costs related to both platform operation and content, including Internet bandwidth leasing costs, depreciation expenses, amortization and write-down of licensed video copyrights, in-house developed conent costs and related employee costs.

Operating Expenses. Pro forma operating expenses were $30.5 million in 2010, representing an increase of 82.6% from $16.7 million in 2009.
•	Selling and Marketing Expenses. Our pro forma selling and marketing expenses increased to $16.8 million in 2010 from $5.0 million in 2009. The increase in pro forma selling and marketing expenses was the result of higher sales commissions to our sales team tied to sales performance and more marketing promotion activities in 2010 to enhance the reputation of our Ku6.com website.
•	General and Administrative Expenses. Our pro forma general and administrative expenses increased to $13.7 million in 2010 from $11.6 million in 2009 mainly due to the increase of $1.4 million in share-based compensation expenses including one-time compensation expenses of $1.3 million relating to the fair value of ordinary shares issued by us to replace the options issued by Ku6 over the acquisition date fair value of those options attributable to the pre-combination portion in connection with the acquisition of Ku6. Also the increase of bad debt expenses of $1.6 million due to expansion of our advertising business, business tax of $1.7 million for the intercomany transactions within the group and rental and management expenses of $0.6 million due to relocation and expansion of our office building, was partially offset by the decrease of the consulting and legal expenses for the Shanda tender offer of $2.5 million.
Operating Loss from Continuing Operations. As a result of the foregoing, pro forma operating loss from operations was $58.1 million for the year ended December 31, 2010 compared to $19.4 million for the year ended December 31, 2009.
Loss from Continuing Operations attributable to Ku6 Media Co., Ltd. Loss from continuing operations attributable to Ku6 Media Co., Ltd. was $57.4 million for 2010 compared to a net loss of $18.6 million for 2009.
Income (Loss) from Discontinued Operations attributable to Ku6 Meida Co., Ltd. Income from discontinued operations attributable to us was $1.3 million for 2010 due to a gain of $4.5 million from the disposal of Huayi Music, offset by a loss of $3.4 million from operations of our WVAS and recorded music businesses for the eight months ended August 31, 2010, after giving effect to the loss attributable to the non-controlling and redeemable non-controlling interests of $0.2 million for 2010. Loss from discontinued operations attributable to us was $17.4 million for 2009 mainly due to loss of $21.8 million from operations of our WVAS and recorded music businesses for the full year of 2009, of which $4.2 million was attributable to the non-controlling and redeemable non-controlling interests.
B. LIQUIDITY AND CAPITAL RESOURCES
Cash Flows and Working Capital
As of December 31, 2010, we had cash and cash equivalents of approximately $27.3 million. Our principal sources of liquidity have been our cash flows from operations and financing activities. The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(in thousands of U.S. dollars)
Net cash used in operating activities	$(5,553)	$(2,092)	$(29,570)
Net cash (used in) provided by investing activities	(2,265)	(8,931)	2,168
Net cash provided by financing activities	2	1,448	4,616
Effect of exchange rate changes on cash and cash equivalents	1,310	(154)	337
Net (decrease) in cash and cash equivalents	$(6,506)	$(9,729)	$(22,449)
Operating Activities. Our net cash used in operating activities in 2010 was $29.6 million. This was primarily attributable to (i) our net loss of $52.4 million, (ii) $8.7 million increase in the account receivables mainly due to the advertising revenue generated in the last quarter of 2010 not received, most of which is still within the normal credit terms, (iii) $1.4 million net increase in the amount due from related parties under common control of Shanda Interactive and (iv) $0.8 million increase in prepaid expenses and the other current assets mainly due to payment of rental deposit and staff advances, partialy offset by (i) non-cash charges, consisting of $15.8 million amortization and write-down of licensed video copyrights, $5.3 million in depreciation and amortization, $1.5 million in allowance for doubtful accounts, and $1.9 million in share based compensation cost, (ii) $8.8 million increase in accounts payable due to certain payables in connection with Internet bandwidth and cash incentives to advertising agencies not paid as of December 31, 2010 and (iii) $6.0 million increase in accrued expenses and other current liabilities mainly due to the business tax and salesman commission not paid as a result of the increase of the advertising revenue in 2010.

Our net cash used in operating activities in 2009 was $2.1 million. This was primarily attributable to net loss of $27.8 million, adding back non-cash expenses of an impairment charge of $3.6 million for goodwill, a write-down of intangible assets of $3.5 million, $3.8 million for allowance for doubtful accounts, $1.8 million in depreciation and amortization, which was offset in part by the non-cash gain of $0.4 million from change in fair value of contingent consideration, a reversal of deferred tax liability of $1.4 million as a result of the amortization and impairment of acquired intangible assets, $5.9 million decrease in accounts receivable due to the proceeds received mainly from telecom operators, $2.7 million decrease in prepaid expenses and other current assets due to the collection of miscellaneous receivables due from employees or artists and relating items expensed according to the beneficial period, an increase in accrued expenses and other current liabilities of $2.3 million due to certain accrued liabilities not paid as of December 31, 2009.
Our net cash used in operating activities in 2008 was $5.6 million. This was primarily attributable to net loss of $12.0 million, adjusted for an add-back of non-cash expenses of an impairment charge of $2.7 million for goodwill, an impairment charge of $1.9 million for our investment in New Run, a write-down of intangible assets of $2.9 million, $3.3 million in depreciation and amortization partially offset by a non-cash gain of $5.0 million arising from a reduction of an acquisition payable and $1.6 million from a reduction of China Unicom liabilities, an increase in prepaid expenses and other current assets of $1.1 million due to advanced payment of music business, and a decrease in accounts receivable of $3.5 million due to the collection from operators.
Net accounts receivable decreased from $12.7 million as of December 31, 2008 to $4.1 million as of December 31, 2009, which included the net account receivables of the original WVAS and music business of $3.2 million and that of the acquired online audio business of $0.9 million, and then increased to $8.5 million as of December 31, 2010, which represented the net account receivables of the advertising business, due to the acquisition of Ku6. The decrease from 2008 to 2009 was primarily due to the subsequent collection and allowance for doubtful accounts of WVAS accounts. The average collection time for our accounts receivable was 93 days in 2008, 84 days in 2009 and 98 days in 2010.
Investing Activities. Net cash provided by investing activities was $2.2 million in 2010, of which $10.0 million was provided by collection of the proceeds due to the expiration of time deposits, $12.3 million was total proceeds from disposal of WVAS and music business net off the cash balance transferred out together with the disposed business, $4.4 million net proceeds arising from the disposal of Huayi and $0.3 million arising from the acquisition of Ku6 by issuing ordinary shares, partially offset by $15.0 million used in payment for licensed video copyrights, $6.6 million used in the purchase of property and equipment and $3.2 million loan paid to related parties under common control by Shanda.
Net cash used in investing activities was $8.9 million in 2009, of which $10.0 million was used in short-term investments, $0.9 million was used for the purchase of fixed assets, which amounts were partially offset by the cash balance of $1.0 million arising from the acquisition of Seed Music, $0.6 million acquired from the acquisition of Yisheng and the proceeds from the disposal of a subsidiary of $0.3 million.
Net cash used in investing activities was $2.3 million in 2008, of which $4.7 million was used for the payments made in respect of the recent acquisition of Seed Music and payments relating to the earlier acquisitions of Shanghai Magma and Henan Yinshan; $1.7 million was used for the purchase of intangible assets and $0.3 million was used for the purchase of fixed assets, which amounts were partially offset by the proceeds from the disposal of a subsidiary of $4.5 million. Our capital divestitures are not material.

Financing Activities. Net cash provided by financing activities was $4,616,350 for 2010, including a $4,596,000 loan from related parties under common control by Shanda. Net cash provided by financing activities was $1,448,330 for 2009, including $1,445,830 capital injection into Yisheng by Shanda Interactive and Yisheng’s non-controlling shareholder, and $1,500 for 2008 resulting from the proceeds arising in connection with the exercise of stock options.
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
On April 1, 2011, we entered into agreements with Shanda Media Group Limited, or Shanda Media, a wholly owned subsidiary of Shanda Interactive, pursuant to which we agreed to issue to Shanda Media $50,000,000 of our ordinary shares at a per share price of $0.0325 (or $3.25 per ADS), and $50,000,000 aggregate principal amount of senior convertible bond at face value. The bond will mature in three years after issuance and will bear interest at a rate of 3% per annum. The bond will mature in three years after issuance and will bear interest at a rate of 3% per annum. The bond will be convertible into our ordinary shares at a price of $0.03925 per ordinary share (or $3.925 per ADS). The issuance of the ordinary shares and the convertible bond has been approved by our independent directors and shareholders. We believe that our current cash and cash equivalents together with the new committed investment by Shanda Interactive in the aggregate amount of $100 million will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 12 months. We may require additional cash resources due to the cost of running our online video business or due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to issue debt securities or additional equity or to obtain bank borrowings. The issue of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations and the placement of liens over some or all of our assets. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment, which may have a material effect upon our liquidity and capital resources.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES
See Item 4.B. “Information on the Company—Business Overview— Technology and Infrastructure” and “—Intellectual Property.”
Our research and development expenditures were nil, nil and $0.1 million in 2010, 2009 and 2008, respectively.
D. TREND INFORMATION
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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

F. CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITEMENTS
The following table sets forth our contractual obligations as of December 31, 2010:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years
	(in thousands of U.S. dollars)
Operating lease commitments	$9,775	$7,530	$2,201	$44
Other contractual commitments (1)	3,218	3,218	—	—

Total contractual obligations	$12,993	$10,748	$2,201	$44

(1)	Represents commitments in respect of purchased video copyrights.
In December 2010, Ku6 Information Technology borrowed RMB 20.0 million (equivalent to $3.0 million) on an unsecured basis from Shanghai Shulong Technology Co., Ltd., a company controlled by Shanda Interactive, through an entrusted loan agreement, which carries an interest rate of 5.05% per year and is due in June 2011.
In 2009 and May 2010 Yisheng borrowed RMB10 million (equivalent to $1.5 million) and RMB10.0 million (equivalent to $1.5 million) from Shanda Computer (Shanghai) Co., Ltd., a company controlled by Shanda Interactive, through entrusted loan agreements, which carry an interest rate of 5.31% per year and are originally due in June 2010 and May 2011, respectively. Shanda Computer (Shanghai) Co., Ltd. has agreed to extend the due dates of the loans.
Holding Company Structure
We are a holding company with no operations of our own. Our operations are principally conducted through Beijing WOFE and Tianjin WOFE. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon service fees paid by our VIEs to Beijing WOFE and Tianjin WOFE, and dividends and other distributions paid by those subsidiaries. If any of our subsidiaries or our VIEs incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay service fees or dividends to Beijing WOFE, Tianjin WOFE or us. In addition, Chinese legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, our subsidiaries are also required to set aside a portion (at least 10%) of their after tax net income, if any, each year for certain reserve funds. These reserve funds are not distributable as cash dividends.
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
Foreign Exchange Risk
While our reporting currency is the U.S. dollar, to date, virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets (other than the proceeds from our initial public offering) and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. If the Renminbi depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in U.S. dollars in our financial statements will decline. We may also be exposed to foreign exchange risk in the event we hold other currencies in an effort to hedge against potential depreciation of the U.S. dollar. We recorded a loss of $9.0 million in 2008 from deposits held in Euros, which were subsequently converted back into U.S dollars.

Between 2003 and 2010, the exchange rate between Renminbi and U.S. dollars has varied by approximately 20.3%. If the Renminbi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2010 which was used in preparing our audited financial statements as of and for the year ended December 31, 2010, our net asset value, as presented in U.S. dollars, would have been reduced by $1.0 million and $5.3 million, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have increased by $1.0 million and $4.8 million, respectively.
Income Tax
Cayman Islands Tax
We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.
PRC
In March 2007, the National People’s Congress of China enacted the Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008, which supersedes the previous income tax laws for foreign invested and domestic invested enterprises in China by adopting a unified tax rate of 25% for most enterprises. Our subsidiaries and VIEs incorporated in the PRC are generally subject to a corporate income tax rate of 25% under the New EIT Law.
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
In accordance with the New EIT Law, dividends which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding tax. In addition, under the tax treaty between the PRC and Hong Kong, if a foreign investor is incorporated in Hong Kong and qualifies as a Hong Kong tax resident, the applicable withholding tax rate is reduced to 5%, if the investor holds at least a 25% interest in the FIE, or 10%, if the investor holds less than a 25% interest in the FIE. There are no undistributed earnings of our subsidiaries located in the PRC that are available for distribution as of December 31, 2009 and 2010. In addition, we (i) do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future and (ii) intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business in the PRC. Accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon distributions to us.
Inflation
Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 5.9%, (0.7)% and 3.3% in 2008, 2009 and 2010, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recently Issued Accounting Standards
In October 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance on “revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements.” By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE,” now referred to as “TPE,” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may adopt the guidance as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The Company has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.
In December 2010, FASB issued revised guidance on “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” The revised guidance specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. We are currently evaluating the impact on its consolidated financial statements of adopting this guidance.
In December 2010, FASB issued revised guidance on the “Disclosure of Supplementary Pro Forma Information for Business Combinations.” The revised guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We have not early adopted the new guidance and are currently evaluating the impact on our consolidated financial statements of adopting this guidance.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
The names of our current directors and executive officers, their ages as of March 1, 2011 and the principal positions with us held by them are as follows:

Name	Age	Position
Bruno Wu (2) (3)	44	Independent Director and Chairman of the Board
Tianqiao Chen(1) (2)	37	Director
Danian Chen(1)	32	Director
Grace Wu (1) (2)	40	Director
Haifa Zhu	38	Director and Acting Chief Executive Officer
Haibin Qu	36	Director
Shanyou Li	38	Director
Tongyu Zhou(3)	42	Independent Director
Wenwen Niu(3)	44	Independent Director
Tony Shen	43	Chief Financial Officer
Feng Chen	38	Chief Editor and Vice President
Liang Zhao	40	Chief Technology Officer

(1)	Member of the compensation and leadership development committee

(2)	Member of the corporate development and finance committee

(3)	Member of the audit committee
Biographical Information
Bruno Wu. Mr. Wu has served as an independent director on our board of directors since September 1, 2009 and has been Chairman of the Board since August 17, 2010. Mr. Wu also has served as a director of Shanda Interactive Entertainment Limited from October 2006 to August 2009. Mr. Wu is the Co-Founder and Chairman of The Sun Media Investment Holding Group of Companies, one of China’s largest privately held media groups. Mr. Wu served as Co-Chairman of SINA Corporation from 2001 to 2002 and as the Chief Operating Officer of ATV, one of the two free-to-air networks in Hong Kong, from June 1998 until February 1999. Mr. Wu received his Diploma of Studies in French civilization from the University of Savoie, France, in 1987. He graduated with a Bachelor of Science in Business Administration-Finance from Culver-Stockton College in Missouri in December 1990. He received his Master of Arts in International Affairs degree from Washington University, Missouri in 1993 and a Ph.D. in the International Politics Department of College of Law, Fudan University, Shanghai, China, in 2001.
Tianqiao Chen. Mr. Chen has served on our board of directors since July 24, 2009 and was Chairman of the Board from July 24, 2009 to August 17, 2010. Mr. Tianqiao Chen is one of the co-founders of Shanda Interactive and has served as the chairman of the board of directors and the chief executive officer of Shanda Interactive since its inception in December 1999. Mr. Chen also serves as a member of the board of directors of SinoMedia Holding Ltd., which is listed on the Hong Kong Stock Exchange, and Shanda Games Limited. Mr. Chen holds a bachelor’s degree in economics from Fudan University. Mr. Tianqiao Chen is the brother of Mr. Danian Chen, one of our directors.
Danian Chen. Mr. Danian Chen has served on our board of directors since January 19, 2010. Mr. Danian Chen is one of the co-founders of Shanda Interactive. Mr. Danian Chen has served in various capacities at Shanda Interactive, mostly recently as the chief operating officer beginning in April 2008. Mr. Chen is also a member of the board of directors of Shanda Interactive, a position which he has held since its inception in 1999, and a member of the board of directors of Shanda Games Limited. Mr. Danian Chen is Mr. Tianqiao Chen’s brother.
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

Haifa Zhu. Mr. Zhu has served on our board of directors since July 24, 2009. Mr. Zhu was appointed our Acting Chief Executive Officer on March 14, 2011. Mr. Zhu has served as chief investment officer and senior vice president of Shanda since April 2008. Mr. Zhu previously served as Shanda’s assistant vice president of investments, director of platform operations, director of central user platform and deputy director of new business center. Prior to joining Shanda, Mr. Zhu was responsible for investments at Nuovo Assets Investment Ltd. from 2001 to 2004. Prior to joining Nuovo Assets Investment Ltd., Mr. Zhu worked in technology management for Shanghai Academy of Science from 1996 to 2001. Mr. Zhu holds a master’s degree in business administration and a bachelor’s degree from Fudan University.
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
Shanyou Li. Mr. Li became our Chief Executive Officer on August 17, 2010 and resigned on March 14, 2011. Mr. Li has served on our board of directors since January 19, 2010. Mr. Li is the founder of Ku6. From 2000 to 2006, Mr. Li served in various senior management positions with Sohu.com. Prior to that, Mr. Li worked for Motorola, Alcoa Group and Bausch & Lomb. Mr. Li holds a bachelor’s degree in mathematics from Nankai University and an EMBA from China Europe International Business School.
Tongyu Zhou. Ms. Zhou has served as an independent director on our board of directors since September 1, 2009. Ms. Zhou is the founder and Chairman of Shanghai Weida Hi-Tech Group Co., Ltd. Ms. Zhou is a member of the national committee of CPPCC and Chinese National Youth Union, vice president of the Chinese Young Entrepreneurs’ Association and Shanghai Chamber of Commerce. Ms. Zhou received a Ph.D. in economics from Fudan University in 2008 and an MBA from China Europe International Business School in 2002.
Wenwen Niu. Mr. Niu has served as an independent director on our board of directors since July 31, 2009. Mr. Niu is the publisher and creator of “The Founder” magazine and a professional industry commentator. Mr. Niu joined Economic Daily Group in 1991 and was awarded “China News Prize” three times in two consecutive years. In 1999, Mr. Niu was the editor-in-chief of China Entrepreneur Magazine and he was also a member of the jury of “Top 10 Economic Leaders” of CCTV. In addition, Mr. Niu earned his Master degree in economics and graduated from Cheung Kong Graduate School of Business (CHGSB) EMBA program.
Tony Shen. Mr. Shen has served as our Chief Financial Officer since September 27, 2010. Mr. Shen brings to Ku6 more than 15 years of experience in finance and management. Most recently, he served at China BAK Battery, Inc., as Chief Financial Officer, Treasurer, and Secretary from August 2007 to April 2010, and as Vice President of Strategic Development from May 2007 to August 2007. He was Acting Chief Financial Officer of eLong Inc., from July 2006 to April 2007. From July 2010 to June 2011, Mr. Shen was an independent director and chairman of the Audit Committee of the Board of Directors of China Electric Motor, Inc. He received a B.E. in Electrical Engineering from Tsinghua University and an M.B.A. in Finance from Columbia Business School.
Feng Chen. Mr.Chen has served as our Chief Editor and Vice President Since October 2009. Prior to joining us, Mr. Chen worked as a journalist for the Southern Metropolis Daily and an editor of the New Beijing Daily and served as chief editor of Hexun.com. Mr. Chen holds a bachelor’s degree in history from Wuhan University.
Liang Zhao. Mr. Zhao has served as our Chief Technology Officer since April 2010. Mr. Zhao served as Chief Technology Officer of Tudou.com, from September 2007 to March 2010. Mr. Zhao holds a bachelor’s degree in physics from Peking University.

Employment Agreements
We have entered into employment agreements with each of our executive officers, except Mr. Haifa Zhu, our Acting Chief Executive Officer. Under the employment agreement generally entered into by us and our executive officers, the initial term is two to three years. Under these agreements, we may terminate his or her employment for cause at any time for certain acts of the employee. An executive officer may terminate the employment at any time upon thirty days, to six months, prior written notice.
Each executive officer has agreed to hold, both during and subsequent to the term of the employment agreement, our confidential information in strict confidence and not to disclose such information to anyone except to our other employees who have a need to know such information in connection with our business or except as required in the performance of his or her duties in connection with the employment. In addition, each executive officer has agreed to be bound by non competition restrictions during the term of the employment agreement and for a certain period after the termination of his or her employment.
B. Compensation
Compensation of Directors and Executive Officers
For the year ended December 31, 2010, we paid aggregate compensation of RMB 9.0 million ($1.4 million) to our eight executive positions and three non-executive directors, including former officers and directors who resigned in 2010. For the year ended December 31, 2010, we granted options to purchase an aggregate of 221,670,000 ordinary shares with an exercise price of US$0.0568 per share and expiration dates at various times through 2017, to our directors and officers. Following the resignation of Mr. Shanyou Li as our CEO on March 14, the options granted to him in 2010 to purchase 140,370,000 ordinary shares with an exercise price of US$0.0568 per share were forfeited. Other than ordinary share options and restricted share units granted under our 2004 Share Incentive Plan and 2010 Equity Compensation Plan, as well as fees paid to our independent directors for board services rendered, we only paid compensation to those directors who also served as executive officers. We also maintain director and executive officer insurance for our directors and executive officers.
Summary of Stock Plans
2010 Equity Compensation Plan
Our board of directors terminated our 2004 Share Incentive Plan and adopted our 2010 Equity Compensation Plan, or 2010 Plan, in December 2010. A total of 698,381,300 ordinary shares are reserved for issuance under the 2010 Plan. A general description of the terms of the 2010 Plan is set forth below.
Plan Administration. Our board of directors or one or more committees appointed by our board will administer our 2010 Plan.
Types of Awards. The following briefly describes the principal features of the various awards that may be granted under our 2010 Plan.
•	Options. Options provide for the right to purchase our ordinary shares at a specified exercise price subject to vesting.
•	Share Appreciation Rights. A share appreciation right is a right to receive a payment, in cash or ordinary shares, equal to the excess of the fair market value of a specified number of our ordinary shares on the date the share appreciation right is exercised over the base price as set forth in the award document. The maximum term of a share appreciation right is six years.
•	Restricted Shares. A restricted share award is the sale of ordinary shares at a price determined by our board or the committee administering our 2010 Plan or a grant of our ordinary shares, in each case subject to restrictions on transfer and vesting terms.
•	Restricted Share Units. Restricted share units represent the right to receive our ordinary shares, subject to vesting. Restricted share units will be settled upon vesting, subject to the terms of the award agreement, either by our delivery to the holder of the number of ordinary shares that equals the number of the vested restricted share units or by a cash payment to the holder that equals the then fair market value of the number of underlying ordinary shares.

Award Document. Awards granted under our 2010 Plan are evidenced by an award document that sets forth the terms and conditions applicable to each of these awards, as determined by our board or the committee administering our equity compensation plan in its sole discretion.
Termination of the Equity Compensation Plan. Without further action by our board of directors, our 2010 Plan will terminate in December 2020. Our board of directors may amend, suspend, or terminate our 2010 Plan at any time; provided, however, that our board of directors must first seek the approval of the participants of our 2010 Plan if such amendment, suspension or termination would materially adversely affect the rights of participants with respect to any of their existing awards.
C. Board Practices
Our Board of Directors currently consists of nine members, including three independent directors who satisfy the “independence” requirements of the Nasdaq Stock Market Rules and meet the criteria for “independence” under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. This home country practice of ours was established by our Board of Directors by reference to similarly situated issuers and differs from the Nasdaq Stock Market Rules that require the board to be comprised of a majority of independent directors.
There are, however, no specific requirements under Cayman Islands law that the board must be comprised of a majority of independent directors.
We do not have regularly scheduled meetings at which only independent directors are present, or executive sessions. This home country practice of ours was established by our Board of Directors by reference to similarly situated issuers and differs from the Nasdaq Stock Market Rules that require the company to have regularly scheduled executive sessions at which only independent directors are present. There are, however, no specific requirements under Cayman Islands law on executive sessions.
We have established three committees under our Board of Directors: an audit committee, a compensation and leadership development committee and a corporate development and finance committee. We have adopted a charter for each of the three committees. Each committee’s composition and functions are described below.
The members of the audit committees are Bruno Wu, Tongyu Zhou and Wenwen Niu, all of whom satisfy the “independence” requirements of the Nasdaq Stock Market Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. In addition, our board of directors has determined that Bruno Wu qualifies as an audit committee financial expert under the applicable SEC rules and as a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the Nasdaq Stock Market Rules. The audit committee will be responsible for, among other things, overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relating to the adequacy of our internal accounting controls, and overseeing the performance of our internal audit function.
The members of the compensation and leadership development committee are Tianqiao Chen, Danian Chen and Grace Wu. The compensation and leadership development committee is responsible for, among other things, reviewing and making recommendations to our board of directors regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors, and identifying potential candidates for, and selecting members of our senior management team.
The members of the corporate development and finance committee are Tianqiao Chen, Bruno Wu and Grace Wu. The corporate development and finance committee is responsible for, among other things, reviewing and approving any proposed issues of debt including public and private debt, credit facilities with banks and others, and other credit arrangements such as capital and operating leases, and reviewing and approving any contract between us and Shanda Interactive or any affiliate of Shanda Interactive.

None of our directors have service contracts that provide for benefits upon termination of employment.
Duties of Directors
Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.
The functions and powers of our Board of Directors include, among others:
•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
•	declaring dividends and distributions;
•	appointing officers and determining the term of office of officers;
•	exercising the borrowing powers of our company and mortgaging the property of our company; and
•	approving the transfer of shares of our company, including the registering of such shares in our share register.
Interested Transactions
A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.
D. Employees
As of December 31, 2010, 2009 and 2008, we had 816, 230 and 328 full-time employees, respectively. None of our personnel are represented under collective bargaining agreements.
E. Share Ownership
The following table sets forth certain information known to us with respect to the beneficial ownership as of June 1, 2011 by:
•	all persons who are beneficial owners of five percent or more of our ordinary shares;
•	our current executive officers and directors; and
•	all current directors and executive officers as a group.

As of June 1, 2011, 3,481,336,198 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the U.S. Securities and Exchange Commission, or SEC, governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares power to direct the voting or the disposition of the security or to receive the economic benefit of ownership of the security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. These securities, however, are not included in the computation of the percentage ownership of any other person. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

Number of Shares
Beneficially Owned
Name	Number	Percentage
5% and above Shareholders

Shanda Interactive Entertainment Limited (1)	3,334,694,582	66.43%
Granite Global Ventures(2)	202,047,600	5.80%

Executive Officers and Directors
Shanyou Li(3)	274,077,076	7.87%
Bruno Wu	*	*
Tianqiao Chen	—	—
Danian Chen	*	*
Grace Wu	*	*
Haifa Zhu	*	*
Haibin Qu	*	*
Tongyu Zhou	*	*
Wenwen Niu	*	*
Tony Shen	*	*
Feng Chen	*	*
Liang Zhao	*	*
All current directors and executive officers as a group (13 persons)	276,352,576	7.94%

*	Upon exercise of all options, this person would beneficially own less than 1% of our outstanding ordinary shares.

(1)	Includes (i) 1,380,848,429 ordinary shares, including ordinary shares represented by ADSs, held by Shanda Media Group Limited,a wholly owned subsidiary of Shanda Interactive, (ii) 415,384,615 ordinary shares held by Shanda Interactive, and (iii) 1,538,461,538 ordinary shares issuable to Shanda Media Group Limited, pursuant to the Share Purchase Agreement dated as of April 1, 2011 by and between us and Shanda Media Group Limited.

(2)	Granite Global Ventures is an investment advisor.

(3)	Includes (i) 257,106,176 ordinary shares held by Kumelia Holdings Limited, (ii) 8,999,200 ordinary shares held by Shanyou Li, and (iii) 79,717 American Depositary Shares held by Shanyou Li, each representing 100 ordinary shares. Kumelia Holdings Limited is a British Virgin Islands company, with Li Shanyou holding approximately 88.27% of its equity interest and the other three individuals holding the remaining 11.73% of its equity interest. In addition, each of such three individual shareholders of Kumelia Holdings Limited has granted a power of attorney to the board of directors of Kumelia Holdings Limited to exercise the voting rights with respect to shares held by such individual shareholder. Shanyou Li is currently serving as the sole director on the board of Kumelia Holdings Limited. Therefore, Shanyou Li may be deemed to share the power to vote and dispose or direct the disposition of 257,106,176 ordinary shares held by Kumelia Holdings Limited.
As of June 1, 2011, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.
As of June 1, 2011, approximately 2,307,054,100 of our ordinary shares were held in the U.S. by 104 holders of record, excluding shares held by our ADS depositary bank, Citibank N.A., on behalf of our ADS holders. Citibank N.A. has advised us that as of that date 15,539,485ADSs, representing 1,553,948,500 ordinary shares, were held of record by Cede & Co and 103 other registered shareholders. We have no further information as to ordinary shares held, or beneficially owned, by U.S. persons.

Our company’s major shareholders do not have different voting rights from each other or other shareholders of our company. To our knowledge, there are no arrangements the operation of which may at a subsequent date result in our undergoing a change in control.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
Please refer to Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”
B. Related Party Transactions
Contractual Arrangements with our VIEs and their respective shareholders
We conduct our operations in China principally through contractual arrangements among our wholly owned PRC subsidiaries, Beijing WOFE and Tianjin WOFE and four consolidated affiliated entities in the PRC, namely, Ku6 Information, Tianjin Ku6, Ku6 Cultural and Yisheng, and their respective shareholders. See Item 4.C. “Information on the Company—Organizational Structure.”
The principal terms of the agreements with our VIEs and their respective shareholders are described below.
Loan Agreements: Beijing WOFE has granted loans to the shareholders of Ku6 Information, including Mr. Shanyou Li, our director and former CEO, with the sole purpose of providing funds necessary for the capital injection of Ku6 Information. The loans to the shareholders of Ku6 Information as of December 31, 2009 and December 31, 2010 were RMB9.0 million. The loans are interest free and the initial terms are 10 years. Tianjin WOFE has granted loans to the shareholders of Ku6 Cultural, including Mr. Shanyou Li, with the sole purpose of providing funds necessary for the capital injection of Ku6 Cultural. The loans to the shareholders of Ku6 Cultural as of December 31, 2010 were RMB1.0 million.
Exclusive Business Cooperation Agreement: This agreement is between Beijing WOFE and Ku6 Information, pursuant to which Ku6 Information agreed to appoint Beijing WOFE as the exclusive provider of technical, consulting and other services to Ku6 Information in return for fees. Beijing WOFE is entitled to have exclusive and proprietary rights and interests in any intellectual properties arising out of or created during the performance of this agreement. The term of this agreement is 10 years. This agreement may be extended with Beijing WOFE’s written confirmation prior to the expiration date.
Exclusive Business Cooperation Agreement: This agreement is between Tianjin WOFE and Tianjin Ku6, pursuant to which Tianjin Ku6 agreed to appoint Tianjin WOFE as the exclusive provider of technical, consulting and other services to Tianjin Ku6 in return for fees. Tianjin WOFE is entitled to have exclusive and proprietary rights and interests in any intellectual properties arising out of or created during the performance of this agreement. The term of this agreement is 10 years. This agreement may be extended with Tianjin WOFE’s written confirmation prior to the expiration date.
Exclusive Consulting and Service Agreement: This agreement is between Tianjin WOFE and Ku6 Cultural. Pursuant to this agreement, Tianjin WOFE has the exclusive right to provide technology support and business consulting services to Ku6 Cultural for a fee.
Business Operation Agreement: This agreement is among Tianjin WOFE, Ku6 Cultural and the shareholders of Ku6 Cultural. This agreement sets forth the rights of Tianjin WOFE to control the actions of the shareholders of Ku6 Cultural, including Tianjin WOFE’s rights to manage Ku6 Cultural’s daily operation and appoint and remove Ku6 Cultural’s directors.

Exclusive Consulting and Service Agreement: This agreement is between Beijing WOFE and Yisheng. Pursuant to this agreement, Beijing WOFE has the exclusive right to provide technology support and business consulting services to Yisheng for a fee.
Business Operation Agreement: This agreement is among Beijing WOFE, Yisheng and the shareholders of Yisheng. This agreement sets forth the rights of Beijing WOFE to control the actions of the shareholders of Yisheng including Beijing WOFE’s rights to manage Yisheng’s daily operation and appoint and remove Yisheng’s directors.
Equity Interest Pledge Agreements: The shareholders of Ku6 Information have pledged their respective equity interests in Ku6 Information to Beijing WOFE as collateral to secure the obligations of Ku6 Information under the exclusive business cooperation agreement between Beijing WOFE and Ku6 Information. Ms. Dongxu Wang has pledged her equity interests in Yisheng to Beijing WOFE as collateral to secure her obligations under other agreements with Beijing WOFE. The shareholders of Yisheng cannot receive any dividends with respect to their respective equity interests in Yisheng without the approval of Beijing WOFE. The shareholders of Ku6 Cultural have pledged their respective equity interests in Ku6 Cultural to Tianjin WOFE as collateral to secure their obligations under other agreements and the obligations of Ku6 Cultural under the exclusive consulting and service agreement and business operation agreement. The shareholders of Ku6 Cultural cannot receive any dividends with respect to their respective equity interests in Ku6 Cultural without the approval of Tianjin WOFE. Ku6 Information pledged its equity interests in Tianjin Ku6 to Tianjin WOFE as collateral to secure for the obligations of Tianjin Ku6 under the exclusive business cooperation agreement between Tianjin Ku6 and Tianjin WOFE.
Power of Attorney: The shareholders of Ku6 Information and Ms. Dongxu Wang irrevocably appointed Beijing WOFE to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in Ku6 Information and Yisheng, as applicable, and the appointment of the directors, general managers and other senior management of Ku6 Information and Yisheng, as applicable. The shareholders of Ku6 Cultural appointed Tianjin WOFE to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in Ku6 Cultural and the appointment of the directors, general managers and other senior management of Ku6 Cultural. Ku6 Information appointed Tianjin WOFE to vote on its behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of its equity interests in Tianjin Ku6 and the appointment of the directors, general managers and other senior management of Tianjin Ku6.
Exclusive Call Option Agreements: The shareholders of Ku6 Information grant Beijing WOFE the exclusive and irrevocable right to purchase from them, to the extent permitted under PRC laws and regulations, all of the equity interest in Ku6 Information for a purchase price equal to the amount of the registered capital of Ku6 Information. Beijing WOFE may exercise such option at any time. In addition, Ku6 Information and its shareholders agree that, without Beijing WOFE’s prior written consent, they will not transfer or otherwise dispose the equity interest or declare any dividend. Ku6 Information grants Tianjin WOFE the exclusive and irrevocable right to purchase from it, to the extent permitted under PRC laws and regulations, all of the equity interest in Tianjin Ku6 for an agreed purchase price or such price as permitted under PRC laws and regulations. TianjinWOFE may exercise such option at any time. In addition, Ku6 Information and Tianjin Ku6 agree that without Tianjin WOFE’s prior written consent, they will not transfer or otherwise dispose of the equity interest or declare any dividend.
Equity Disposition Agreement: This agreement is among Beijing WOFE, Yisheng and Ms. Dongxu Wang. Pursuant to this agreement, Beijing WOFE and any third party designated by Beijing WOFE have the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC laws and regulations, to purchase from Ms. Dongxu Wang all or any part of her equity interests in Yisheng at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations. The agreement is for an initial term of 20 years and renewable upon Beijing WOFE’s request.
Equity Disposition Agreement: This agreement is among Tianjin WOFE, Ku6 Cultural and the shareholders of Ku6 Cultural. Pursuant to this agreement, Tianjin WOFE and any third party designated by Tianjin WOFE have the right, exercisable at any time during the term of the agreement, if and when it is legal to do so under PRC laws and regulations, to purchase from the shareholders of Ku6 Cultural all or any part of their equity interests in Ku6 Cultural at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations. The agreement is for an initial term of 20 years and renewable upon Tianjin WOFE’s request.

Exclusive Intellectual Property Option Agreement: This agreement is between Beijing WOFE and Ku6 Information, pursuant to which Ku6 Information grants Beijing WOFE the exclusive and irrevocable right to purchase from Ku6 Information, to the extent permitted under PRC laws and regulations, certain intellectual properties. In addition, Ku6 Information agrees that, without Beijing WOFE’s prior written consent, it will not transfer any of such intellectual properties to any third party. The agreement is for an initial term of 10 years and will be automatically renewable for another 10 years unless Beijing WOFE provides written notice requesting no extension.
Our Asset Transactions with Shanda Interactive
On June 1, 2010, we (formerly called “Hurray! Holding Co., Ltd.”) and Shanda Interactive entered into a definitive agreement (the “Master Transaction Agreement”) under which we agreed to acquire certain online audio assets from Shanda Interactive in exchange for 415,384,615 newly issued ordinary shares in us and concurrently, Shanda Interactive agreed to acquire our recorded music and wireless value-added services businesses in exchange for an aggregate of US$36,944,267 in cash, subject to adjustment based on the May 31, 2010 cash balances of the businesses being transferred to Shanda Interactive. On August 17, 2010, we and Shanda Interactive completed the asset transactions contemplated under the Master Transaction Agreement. We issued 415,384,615 ordinary shares to Shanda Interactive in exchange for its 75% interest in an online audio business and issued 138,461,539 ordinary shares to the non-controlling shareholder in exchange for the remaining 25% interest in the online audio business. Shanda Interactive acquired our recorded music and wireless value-added services businesses in exchange for an aggregate of US$37,243,904 in cash.
Share Purchase Agreement and Convertible Bond Purchase Agreement with Shanda Media
On April 1, 2011, we entered into a Share Purchase Agreement with Shanda Media Group Limited (formerly known as Shanda Music Group Limited), or Shanda Media, a wholly owned subsidiary of Shanda Interactive, pursuant to which we agreed to issue 1,538,461,538 of our ordinary shares at a per share price of US$0.0325 (or US$3.25 per ADS) to Shanda Media.
On April 1, 2011, we entered into a Convertible Bond Purchase Agreement with Shanda Media, pursuant to which we agreed to sell to Shanda Media US$50,000,000 aggregate principal amount of 3% senior convertible bond at face value. The bond will mature in three years after issuance and bear interest at a rate of 3% per annum, payable semi-annually in arrears on June 30 and December 31 of each year, commencing December 31, 2011. Beginning six months after issuance and at any time before maturity, the bond will be convertible into our ordinary shares at a price of US$0.03925 per ordinary share (or US$3.925 per ADS).
Proposed Acquisition of Pipi
On April 20, 2011, we entered into an Equity Purchase Agreement with the shareholders of Hangzhou Soushi Networking Co., Ltd., a limited liability company formed under the laws of the PRC (“Pipi”), and Pipi, pursuant to which we agreed to acquire the equity interests in Pipi from its current shareholders in exchange for an aggregate of 2,212,114,257 of our ordinary shares. Shanghai Shanda Networking Co., Ltd., or Shanda Networking, a company formed under the laws of the People’s Republic of China and controlled by Shanda Interactive, holds 32% of the equity interest in Pipi. Pursuant to the Equity Purchase Agreement, Shanda Networking agreed to transfer its 32% equity interest in Pipi to us or one or more of our designees, and in exchange, we agreed to issue 707,876,562 ordinary shares to Shanda Media. However, during our adjourned extraordinary general meeting of shareholders held on June 24, 2011, our shareholders did not approve this transaction. As provided in the Equity Purchase Agreement, either Pipi or us may terminate the Equity Purchase Agreement if the closing of the acquisition is not consummated on or before June 30, 2011.

Other Related Party Transactions
In December 2010, Ku6 Information Technology borrowed RMB 20.0 million (equivalent to $3.0 million) on an unsecured basis from Shanghai Shulong Technology Co., Ltd., a company controlled by Shanda Interactive, through an entrusted loan agreement, which carries an interest rate of 5.05% per year and is due in June 2011. In February 2011, Ku6 Information Technology borrowed RMB 40.0 million (equivalent to $6.0 million) on an unsecured basis from Shanghai Shulong Technology Co., Ltd. through an entrusted loan agreement, which carries an interest rate of 5.05% per year and is due in August 2011. In June 2011, Ku6 Information Technology borrowed RMB 43.0 million (equivalent to $6.6 million) on an unsecured basis from Shanghai Shulong Technology Co., Ltd. through an entrusted loan agreement, which carries an interest rate of 6.31% per year and is due in June 2012.
In December 2010, Ku6 Media Co., Ltd. extended a $3.2 million unsecured loan to Shanda Games Limited, a company controlled by Shanda Interactive, which carries an interest rate of 0.6% per year and is due in June 2011. In January 2011, Ku6 Media Co., Ltd. extended a $6.7 million unsecured loan to Shanda Games Limited, which carries an interest rate of 0.6% per year and is due in July 2011. In June 2011, Ku6 Media Co., Ltd. extended a $7.3 million unsecured loan to Shanda Games Limited, which carries an interest rate of 1.37% per year and is due in May 2012.
In May 2010, Yisheng borrowed RMB10.0 million (equivalent to $1.5 million) from Shanda Computer (Shanghai) Co., Ltd., a company controlled by Shanda Interactive, through entrusted loan agreements, which carry an interest rate of 5.31% per year and were originally due in May 2011. Shanda Computer (Shanghai) Co., Ltd. has agreed to extend the due date of the loan.
Mr. Liang Zhao, our Chief Technology Officer, has entered into an employment agreement with Shengyue (Shanghai) Information Technology Co., Ltd., a company controlled by Shanda Interactive, and is seconded to us by Shengyue (Shanghai) Information Technology Co., Ltd.
In addition, we expect to enter into new agreements, or make amendments to our existing agreements, with Shanda Interactive and/or its subsidiaries or affiliates in the ordinary course of business. For example, we have entered, and expect to enter in the future, agreements with Shanda Interactive’s subsidiaries or affiliates to purchase and sell advertising space relating to our or their products or services. For the years ended December 31, 2009 and December 31, 2010, we received advertising revenue from companies under common control by Shanda Interactive in the amount of $0.3 million and $0.7 million, respectively, and paid promotion service fees to companies under common control by Shanda Interactive in the amount of nil and $0.4 million, respectively. See note 12 to our audited consolidated financial statements.
Before we disposed of our recorded music and wireless value-added services businesses, we had certain agreements with Huayi Brothers Music and Freeland Music for online and offline distribution of music content. As part of the acquisition agreements for the purchase of Huayi Brothers Music, Freeland Music and New Run Entertainment, we agreed to use the existing distribution and CD manufacturing operations, where appropriate, owned by the minority shareholders, or their related parties, of these companies. In addition, these parties may use the music or artists of Huayi Brothers Music, Freeland Music or New Run Entertainment and make royalty and other payments to Huayi Brothers Music, Freeland Music or New Run Entertainment. See note 12 to our audited consolidated financial statements.

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
See Item 18. “Financial Statements” for our audited consolidated financial statements filed as part of this annual report on Form 20-F.
Legal Proceedings
From time to time, we have been involved in litigation relating to copyright infringement and other matters in the ordinary course of our business. We have accrued a $748,299 litigation provision in our consolidated balance sheets as of December 31, 2010. The provision was based on judgments handed down by the court and out-of-court settlements as of or after December 31, 2010 but related to alleged copyright infringement arising on or before the acquisition of Ku6, and also our best estimation according to the historical actual compensation amount per video paid by Ku6 in prior years and the advice from our PRC counsel. Our video content library may contain content in which others may claim to own copyrights or image rights or which others may claim to be defamatory or objectionable. We believe that the ongoing legal proceedings against us will not result in material liability to us nor will they have a material adverse effect on our business, financial condition or results of operations. Regardless of the outcome, however, any litigation can result in substantial costs and diversion of management resources and attention.
Although we have implemented standard procedures to delete video content, especially our user-generated content, that allegedly infringes on intellectual property rights of third parties, we have limited control over the nature or types of the content posted by our users. The infringement of intellectual property rights by our users may result in litigation against us and harm our business and reputation. See “Risk Factors—Risks Related to Our Business—We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.”
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
B. Significant Changes
See Item 5.A “Operating Results—Overview,” “— Discontinued Operations,” “—Acquisition of Online Audio Business from Shanda Interactive” and Item 18 “Financial Statements” for information regarding significant changes to us since December 31, 2009.
Item 9. The Offer and Listing
Not applicable except for Item 9.A.4. and Item 9.C.
American Depositary Shares, or ADSs, each representing 100 of our ordinary shares, have been listed on the Nasdaq Global Market since February 4, 2005. Our ADSs were traded under the symbol “HRAY” until August 16, 2010. On August 17, 2010, we changed our name to Ku6 Media Co., Ltd., (“Ku6”) and changed our trading symbol on the Nasdaq Global Market from HRAY to KUTV.

The following table provides the high and low prices for our ADSs on the Nasdaq Global Market for (1) the five most recent full financial years, (2) each quarter in the two most recent full financial years and the subsequent period, and (3) each of the most recent six months.

	Sales Price
	High	Low

Annual highs and lows
2006	$9.71	$4.70
2007	$6.53	$3.05
2008	$4.21	$1.08
2009	$7.16	$0.93
2010	$8.40	$2.22

Quarterly highs and lows
First Quarter 2009	$4.50	$0.93
Second Quarter 2009	$4.00	$0.95
Third Quarter 2009	$3.95	$3.25
Fourth Quarter 2009	$7.16	$3.85
First Quarter 2010	$4.21	$2.22
Second Quarter 2010	$3.84	$2.45
Third Quarter 2010	$5.19	$2.36
Fourth Quarter 2010	$8.40	$4.14
First Quarter 2011	$5.25	$2.59

Monthly highs and lows
January 2011	$5.25	$4.31
February 2011	$4.70	$3.55
March 2011	$3.97	$2.59
April 2011	$8.12	$3.75
May 2011	$7.98	$3.47
June 2011 (through June 24, 2011)	$4.08	$2.83
Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The following are summaries of material terms and provisions of our amended and restated memorandum and articles of association, as well as certain provisions of the Cayman Companies Law insofar as they relate to the material terms of our ordinary shares. This summary is not complete and some of the terms in our amended and restated memorandum and articles of association are subject to other rights, restrictions and obligations set out therein, and you should read in full our amended and restated memorandum and articles of association, which was included as Exhibit 3.1 to our registration statement on Form F-1 (Registration No. 333-121987) filed with the SEC on January 12, 2005, the amendment to our amended and restated memorandum and articles of association passed by shareholders by way of a special resolution on October 16, 2009, which was included as Exhibit 1.2 to our Form 20-F for the year ended December 31, 2009 (file No. 000-51116) filed with the SEC on April 30, 2010, and the amendment to our amended and restated memorandum and articles of association passed by shareholders by way of a special resolution on June 24, 2011, which is included as Exhibit 1.3 to this Form 20-F.
General
We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association, the Cayman Companies Law and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in the federal courts of the United States.

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holder of such ADSs.
Directors
Interested Transactions. A director may vote in respect of any contract or transaction in which he or she is interested, provided, however, that the nature of the interest of any director in any such contract or transaction shall be disclosed by him or her at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof that a director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.
Remuneration and Borrowing. The directors may determine remuneration to be paid to the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge our undertaking, property and uncalled capital or any part thereof, and to issue debentures, debenture stock and other securities whether outright or as security for any of our debts, liabilities, or obligations or those of any third party.
Qualifications. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.
Rights, Preferences and Restrictions of our Ordinary Shares
General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing our ordinary shares are issued in registered form. Our shareholders who are non residents of the Cayman Islands may freely hold and vote their shares.
Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors.
Voting Rights. On a poll (if demanded), each ordinary share is entitled to one vote on all matters upon which our ordinary shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by our Chairman or any other shareholder present in person or by proxy. A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our outstanding shares entitled to vote at the meeting present in person or by proxy.
Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to our ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to our ordinary shares. A special resolution is required for matters such as a change of name. Holders of our ordinary shares may, by ordinary resolution, among other things, elect directors, appoint auditors, and increase our authorized share capital.
Liquidation. Without prejudice to the rights of holders of our shares issued upon special terms and conditions, if in a winding up, the assets available for distribution among our shareholders are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. If in a winding up, the assets available for distribution among our shareholders is more than sufficient to repay all of the paid-up capital at the commencement of the winding up, the excess will be distributed among our shareholders in proportion to the capital paid up at the commencement of the winding up on our shares held by them respectively.

Calls on our Ordinary Shares and Forfeiture of our Ordinary Shares. Our board of directors may from time to time make calls upon shareholders in respect of any moneys unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Our ordinary shares that have been called upon and remain unpaid may be subject to forfeiture.
Redemption and Repurchase of our Ordinary Shares. The Cayman Companies Law provides that a company limited by shares may, if so authorized by its articles of association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a shareholder. In addition, such a company may, if authorized to do so by its articles of association, purchase its own shares, including any redeemable shares. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any member of the company holding shares. Under our amended and restated memorandum of association, we may issue shares that are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as we may, before the issue of the shares, determine by special resolution. We may also purchase our own shares, including any redeemable shares, provided that the manner of purchase has been authorized in general meeting.
A Cayman Islands company may redeem or purchase its own shares out of profits, out of the proceeds of a fresh issue of shares made for the purposes of the purchase or, provided the company will remain solvent, out of capital. A payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless, immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business. If and to the extent that a premium is to be paid on the redemption or purchase of a company’s shares, the premium must have been provided for out of the profits of the company or out of the company’s share premium account before or at the time the shares are purchased, or, subject to the same solvency test, out of capital.
Shares with Preferred Rights
Our amended and restated memorandum and articles of association provide for the authorization of issuance of shares with preferred rights. Subject to any direction that may be given by the Company in general meetings, and without prejudice to any special rights previously conferred on the holders of existing shares, the Directors may allot, issue, grant options over or otherwise dispose of shares of the Company, with or without preferred rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper. We have no immediate plans to issue any shares with preferred rights. The issuance of any of our shares with preferred rights could provide needed flexibility in connection with possible acquisitions and other corporate purposes. However, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting shares or discourage an attempt to gain control of us. In addition, the board of directors, without shareholder approval, can issue shares with preferred rights with voting and conversion rights which could adversely affect the voting power and other rights of the holders of ordinary shares. These shares with preferred rights may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. The listing maintenance requirements of the Nasdaq National Market, which apply so long as our ADSs are quoted on that market, require shareholder approval of certain issuances of our securities equal to or exceeding 20% of the then outstanding voting power of all our securities or the then outstanding number of our ordinary shares.
Variations of Rights of Shares
All or any of the special rights attached to any class of shares maybe varied, either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

General Meetings of Shareholders
The directors may, whenever they think fit, and shall, on the requisition of our shareholders holding at the date of the deposit of the requisition not less than one-tenth of our paid-up capital, which as at the date of the deposit carries the right of voting at our general meetings, proceed to convene a general meeting of our Company. If the directors do not, within 21 days from the date of the deposit of the requisition, duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of such 21 days.
At least five days’ notice shall be given of an annual general meeting or other general meeting. Every notice shall be exclusive of the day on which its given, or deemed to be given, and of the day for which it is given.
Limitations on the Right to Own Shares
There are no limitations on the right to own our shares, provided that we are prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of our securities.
Limitations on Transfer of Shares
There are no provisions in our amended and restated memorandum or articles of association that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring.
Disclosure of Shareholder Ownership
There are no provisions in our amended and restated memorandum or articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
Changes in Capital
We may, from time to time by ordinary resolution, increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital. We may by ordinary resolution:
(a)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;
(b)	subdivide our existing shares, or any of them, into shares of smaller amount than is fixed by our amended and restated memorandum of association, subject nevertheless to the provisions of Section 13 of the Cayman Companies Law; or
(c)	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.
We may, by special resolution, reduce our share capital and any capital redemption reserve fund in any manner authorized by the Cayman Companies Law.
Differences in Corporate Law
The company law of the Cayman Islands is historically derived, for the most part, from the laws of England, and comprises the provisions of the Cayman Companies Law (2010 Revision), many of which are drawn from pre-1948 Companies Acts of the United Kingdom. Other provisions are original Cayman Islands provisions, some of which relate to a certain class of companies, which are commonly used for the conduct of international business from the Cayman Islands. These provisions create the concept of the “exempted” company, which is a special corporate vehicle, the business and operation of which are required to be conducted mainly outside the Cayman Islands. Decisions of the superior courts of England constitute persuasive authority in the Cayman Islands courts. The Cayman Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Scheme of Arrangements and Compulsory Acquisition.
Schemes of arrangement are governed by specific statutory provisions under the Cayman Companies Law, whereby such arrangements may be approved by a majority in number representing 75% in value of members or creditors, depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the courts. While a dissenting member would have the right to express to the court his view that the transaction for which approval is being sought would not provide the members with a fair value for their shares, the courts are unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management; and if the transaction were approved and consummated, the dissenting member would have no rights comparable to the appraisal rights (i.e., the right to receive payment in cash for the judicially determined value of their shares) ordinarily available, for example, to dissenting members of a United States corporation.
Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may at any time within two months after the expiration of the said four months, by notice, require the dissenting members to transfer their shares on the terms of the offer. A dissenting member may apply to the court of the Cayman Islands within one month of the notice objecting to the transfer. The burden is on the dissenting member to show that the court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion, as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority members.
Indemnification. Cayman Islands law does not (other than as set forth hereafter) limit the extent to which a company’s organizational documents may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.
C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4., “Information on the Company,” and Item 7.B., “Related Party Transactions,” or elsewhere in this annual report on Form 20-F.
D. Exchange Controls
Foreign currency exchange regulation in China is primarily governed by the following rules:
•	Notice on Issues Relating to the Administration of Foreign Exchange in Fundraising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies;
•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules;
•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules; and
•	the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142.

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
In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fundraising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, which took effect on November 1, 2005. Notice 75 supersedes prior SAFE regulations promulgated in January and April of 2005. In May 2007, SAFE issued the Notice of the State Administration of Foreign Exchange on Operating Procedures Concerning Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 106. Notices 75 and 106 require PRC residents to register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them and direct investment through such an offshore entity in the PRC. The term “PRC residents,” as used in Notice 75, includes not only PRC citizens but also other persons who habitually reside in the PRC for economic benefit. Such PRC residents are required to register with the relevant SAFE branch before establishing or taking control of such an offshore entity and complete amended registrations with the relevant SAFE branch upon: (i) injection of equity interests or assets of an onshore enterprise into the offshore entity; (ii) subsequent overseas equity financing by such offshore entity; or (iii) any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. The PRC residents who have already incorporated or gained control of offshore entities that had completed onshore investments in the PRC before Notice 75 took effect must register with the relevant local SAFE branch on or before March 31, 2006. In addition, such PRC residents are required to repatriate into the PRC all of their dividend profits or capital gains from their shareholdings in the offshore entity within 180 days of their receipt of such profits or gains.
The registration and amendment procedures set forth by Notices 75 and 106 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investment or shareholders’ loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction.
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

On August 29, 2008, SAFE promulgated the SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority, and may not be used for equity investments within the PRC, unless it is provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Failure to comply with SAFE Circular 142 could result in liabilities for such PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions, including: (i) being required to take appropriate remedial action, confiscation of any illegal income and being fined up to 30% of the illegal amount involved; (2) in circumstances involving serious violations, a fine of between 30% and 100% of the illegal amount involved shall be imposed on the organization or individual concerned.
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
Cayman Islands Taxation and Exchange Control
Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, our company has obtained an undertaking from the Governor-in-Council:
(i)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our company or its operations; and
(ii)	in addition, that no tax be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by our company:
(a)	on or in respect of the shares, debentures or other obligations of our company; or
(b)	by way of withholding, in whole or in part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision).
The undertaking for our company is for a period of twenty years starting from May 7, 2002.
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
People’s Republic of China Taxation
On January 1, 2008, the New EIT Law became effective. The New EIT Law includes a provision specifying that legal entities organized outside China will be considered PRC residents for Chinese income tax purposes if their place of effective management or control is within China. If legal entities organized outside China are considered residents for Chinese income tax purposes, they will be subject to the 25% enterprise income tax imposed by the New EIT Law on their worldwide income. Accordingly, if we are deemed to be a PRC tax resident enterprise, our global income will be subject to PRC enterprise income tax at the rate of 25%, which would have a material adverse effect on our financial condition and results of operations.

In addition, dividends paid by us with respect to our ordinary shares or ADS would be subject to a 10% PRC withholding tax, and gains realized by non-PRC holders on the disposition of our ordinary shares or ADSs could be subject to a 10% PRC tax. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., resides within China. Under current PRC laws and regulations, it is uncertain whether we would be deemed PRC tax resident enterprises under the New EIT Law.
United States Federal Income Taxation
The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs by a U.S. Holder. The following summary is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), judicial decisions and the double taxation treaty between the PRC and the United States (the “Treaty”), all as of the date hereof and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below.
This summary does not address state, local, or foreign tax consequences of the ownership and disposition of ordinary shares or ADSs. The United States does not have an income tax treaty with the Cayman Islands.
This summary is for general information only and does not address all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: certain financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; entities classified as partnerships for U.S. federal income tax purposes; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, and other tax-deferred accounts; expatriates of the United States; persons subject to the alternative minimum tax; persons holding ordinary shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction; persons who acquired ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; and U.S. persons whose functional currency is other than the U.S. dollar.
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
This summary is directed solely to persons who hold their ordinary shares or ADSs as capital assets for U.S. federal income tax purposes, which generally means as property held for investment. For purposes of this summary, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is, for U.S. federal income tax purposes:
•	a citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ordinary shares or ADSs, the U.S. federal income tax consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of ordinary shares or ADSs that is a partnership, and the partners in such partnership, should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs.
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
TAXATION OF U.S. HOLDERS
Passive Foreign Investment Company
Although we believe that we were not a PFIC for taxable year 2010, we believe that we were a PFIC for taxable years 2006, 2007, 2008 and 2009, and we may be a PFIC for the taxable years ending after 2010. Because our PFIC status for any taxable year will not be determinable until after the end of the taxable year, and will depend on the composition of our income and assets and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ordinary shares or ADSs (which may be especially volatile), there can be no assurance we will not be a PFIC for any future taxable year.
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

If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADSs, we will generally continue to be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which such U.S. Holder holds them, regardless of whether we actually continue to be a PFIC. Since we believe that we were a PFIC for 2006, 2007, 2008 and 2009, if you held ordinary shares or ADSs during those taxable years, we would continue to be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which you hold them. Similarly, if you first acquired ordinary shares or ADSs in 2010 and we became a PFIC in a subsequent year, we would be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which you hold them. You may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default PFIC rules discussed below) as if your ordinary shares or ADSs had been sold on the last day of the last taxable year for which we were a PFIC.
If we are treated as a PFIC with respect to the ordinary shares or ADSs that you hold, the U.S. federal income tax consequences to you of the ownership and disposition of ordinary shares or ADSs will depend on whether you make a mark-to-market election. If you owned or own ordinary shares or ADSs while we were or are a PFIC and have not made a mark-to-market election, you will be referred to in this summary as a “Non-Electing U.S. Holder.”
If you are a Non-Electing U.S. Holder, you will be subject to the default PFIC rules with respect to:
•	any “excess distribution” paid on ordinary shares or ADSs (or by a Lower-tier PFIC to its shareholders that is deemed to be received by a U.S. Holder), which means the excess (if any) of the total distributions received (or deemed received) by you during the current taxable year over 125% of the average distributions received (or deemed received) by you during the three preceding taxable years (or during the portion of your holding period for the ordinary shares or ADSs prior to the current taxable year, if shorter); and
•	any gain realized on the sale or other disposition (including a pledge) of ordinary shares or ADSs (or on an indirect disposition of shares by a Lower-tier PFIC).
Under these default tax rules:
•	any excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs;
•	the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the current taxable year;
•	the amount allocated to each of the other years will be treated as ordinary income and taxed at the highest applicable tax rate in effect for that year; and
•	the resulting tax liability from any such prior years will be subject to the interest charge applicable to underpayments of tax.
If the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of ADSs may make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq, on which the ADSs are listed, is a qualified exchange for this purpose. U.S. Holders should consult their tax advisors regarding the availability and advisability of a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs, given that the election may not be available for any Lower-tier PFICs.
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

We do not intend to provide information necessary for U.S. Holders to make a qualified electing fund election, which, if available, could result in a different tax treatment of the ownership and disposition of ordinary shares or ADSs to an electing U.S. Holder.
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
Distributions on Ordinary Shares or ADSs
Subject to the discussion in “Passive Foreign Investment Company” above, if you actually or constructively receive a distribution on ordinary shares or ADSs (other than certain pro rata distributions of ordinary shares), you must include the distribution in gross income as a taxable dividend on the date of your (or in the case of ADSs, the depositary’s) receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any foreign tax withheld. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations with respect to dividends received from certain domestic corporations or for the favorable tax rate on certain qualified dividend income received by certain non-corporate holders.
To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in the ordinary shares or ADSs, and thereafter as capital gain. Preferential tax rates for long-term capital gain may be applicable to non-corporate U.S. Holders. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
As discussed above in “People’s Republic of China Taxation,” dividends paid with respect to our ordinary shares or ADSs may be subject to PRC withholding tax. Subject to applicable limitations, some of which vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. PRC taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.
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
If you have held the ordinary shares or ADSs for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss. Preferential tax rates for long-term capital gain (currently, with a maximum rate of 15% for taxable years beginning before January 1, 2013) will apply to non-corporate U.S. Holders. If you have held the ordinary shares or ADSs for one year or less, such capital gain or loss will be short-term capital gain or loss, taxable as ordinary income at your marginal income tax rate. The deductibility of capital losses is subject to limitations.

As discussed above in “People’s Republic of China Taxation,” gains realized on the disposition of our ordinary shares or ADSs could be subject to PRC tax. Any gain or loss recognized by a U.S. Holder on a disposition of our ordinary shares or ADSs will generally be treated as U.S.-source income or loss for foreign tax credit limitation purposes. A U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat disposition gain that is subject to PRC taxation as foreign-source gain and claim a credit in respect of the tax. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.
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
For taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of ordinary shares or ADSs.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We have filed this annual report, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.
We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our annual reports and other information so filed can be inspected and copied at the public reference facility maintained by the SEC at 100 F. Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. Our SEC filings will also be available to the public on the SEC’s Internet Web site at http://www.sec.gov.

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

Payments Received
For the year ended December 31, 2010, the Depositary made payments on our behalf to third parties of $36,488.13, ($14,722.3 for legal expenses, $3,633.11 for account maintenance and $18,132.72 for proxy expenses) which is deducted from the amount of reimbursements made by the Depositary to us.
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
As of December 31, 2010, we have used approximately $47.4 million in net proceeds from our initial public offering to acquire certain businesses and fund expenses, primarily for general corporate purposes, product development, software and technology infrastructure products and other capital expenditures. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
As of the end of the period covered by this report, our acting chief executive officer and chief financial officer have conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our acting chief executive officer and chief financial officer concluded the Company’s disclosure controls and procedures were not effective because of the material weaknesses in our internal control over financial reporting described below under “Management’s Report on Internal Control over Financial Reporting.”

Management’s Report on Internal Control over Financial Reporting
Management of Ku6 Media Co., Ltd. (together with its consolidated subsidiaries and variable interest entities, the “Group”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Group’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the financial statements.
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
Under the supervision and with the participation of our management, including our acting chief executive officer and chief financial officer, the Group conducted an assessment of the effectiveness of its internal control over financial reporting based upon criteria established by the COSO in Internal Control — Integrated Framework. Based on this assessment, management determined that the Group’s internal control over financial reporting was not effective as of December 31, 2010 due to the lack of sufficient competent accounting personnel with appropriate levels of accounting knowledge and experiences to address complex U.S. GAAP accounting issues and prepare financial statements and related disclosures under U.S. GAAP.
The effectiveness of our internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, as stated in its report included on page F-2.
Changes in Internal Control over Financial Reporting
During the year ended December 31, 2010, the Company engaged KPMG Advisory (China) Limited, a third party advisory firm, to provide SOX 404 compliance assistance services and assisted to establish the internal controls over financial reporting relating to Ku6’s advertising business mainly including the controls of the processes of advertising revenue and receivables, cost and expense, taxation, treasury and payment, human resource, fixed assets and intangible assets, financial reporting and disclosure and the information technology general and application controls as a result of the acquisition of Ku6 in January 2010. Except for the described internal controls relating to Ku6’s advertising business, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Management’s Plan for Remediation of Material Weaknesses
Our management is evaluating remediation measures that it could undertake to address this material weakness and will continue this evaluation so that the Company may institute a comprehensive remediation plan. It is expected that this plan will include but not be limited to (a) hiring accounting personnel with appropriate knowledge and experience in U.S. GAAP, (b) providing more training on U.S. GAAP to accounting and other relevant personnel, (c) having those primarily responsible for the preparation of books, records and financial statements take AICPA training and exam, and (d) if necessary, utilizing the services of external consulting professionals in the area of complex accounting issues.

Item 16. Reserved
Item 16A. Audit Committee Financial Expert
Our Board of Directors has determined that Mr. Bruno Wu qualifies as an audit committee financial expert in accordance with the terms of Item 16A of Form 20-F. Mr. Wu satisfies the “independence” requirements of the NASDAQ Stock Market Rules and meets the criteria for “independence” under Rule 10A-3 under the Exchange Act.
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
The Code of Business Conduct is available on our investor relations website at http://www.mzcan.com/us/KUTV/irwebsite. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public. Copies of the Code of Business Conduct will be provided to any shareholder upon written request to: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100020, People’s Republic of China.
Item 16C. Principal Accountant Fees and Services
Disclosure of Fees Charged by Independent Accountants
The following table summarizes the fees charged by Deloitte Touche Tohmatsu CPA Ltd. (our independent accountants from 2001 to the second quarter of 2009) and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (our independent accountants from the third quarter of 2009 until the present time) for certain services rendered to our company during 2010 and 2009.

	For the year ended
	December 31,
	2010	2009
Audit fees (1)	$1,026,652	$1,247,687
Audit-related fees (2)	—	—
Tax fees (3)	29,544	—
All other fees (4)	—	41,233

(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for our calendar year audits and reviews of financial statements.

(2)	“Audit-related fees” means the aggregate fees incurred in each of the fiscal years listed for professional services related to the audit of our financial statements that are not reported under “Audit fees” and consultation on accounting standards or transactions.

(3)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered for tax compliance, tax advice and tax planning.

(4)	“All other fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered other than those reported under “Audit fees,” “Audit-related fees,” and “Tax fees.”

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
Item 16F. Changes in Registrant’s Certifying Accountant
Not applicable
Item 16G. Corporate Governance
Pursuant to the NASDAQ Stock Market Rules, foreign private issuers such as our company may follow home-country practice in lieu of certain NASDAQ corporate governance requirements. We have notified NASDAQ that a majority of our directors do not qualify as independent directors, we do not have a nominations committee, nor is independent director involvement required in the selection of director nominees or in the determination of executive compensation. Issuances of securities in connection with equity-based compensation of officers, directors, employees or consultants will be permitted without obtaining prior shareholder approval and we will post our annual reports to shareholders in lieu of mailing physical copies to record holders and beneficial owners of our ADSs and ordinary shares. This home-country practice of ours differs from Rules 5605(b), (d) and (e), 5635(c) and 5615(a)(3) of the NASDAQ Stock Market Rules, because there are no specific requirements under Cayman Islands law on director independence or on the establishment of a nominations committee, and neither are there any requirements on independent directors’ involvement in the selection of director nominees nor in the determination of executive compensation.
PART III
Item 17. Financial Statements
We have elected to provide financial statements pursuant to Item 18.
Item 18. Financial Statements
The consolidated financial statements for Ku6 Media Co., Ltd. and its subsidiaries are included at the end of this annual report on Form 20-F.
Pursuant to Rule 3-05 of SEC Regulation S-X, financial statements of Ku6 Holding Limited for the year ended December 31, 2008 and 2009, of which we acquired 100% stake in January 2010, are included at the end of this annual report on a voluntary basis, although it is not required for foreign private issuers to be included in Form 20-F.

Item 19. Exhibits

Exhibit
Number	Document

1.1
Amended and Restated Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 3.1 to our registration statement on Form F-1 (Registration No. 333-121987) filed with the Commission on January 12, 2005).

1.2
Amendment to the Amended and Restated Memorandum and Articles of Association of the Company as adopted on October 16, 2009 (incorporated herein by reference to Exhibit 1.2 to our Form 20-F (file No. 000-51116) filed with the Commission on April 30, 2010).

1.3	Amendment to the Amended and Restated Memorandum and Articles of Association of the Company as adopted on June 24, 2011.

2.1	Specimen American Depositary Receipt of Ku6 Media Co., Ltd.

2.2	Specimen Share Certificate (incorporated herein by reference to Exhibit 4.2 to our registration statement on Form F-1 (Registration No. 333-121987) filed with the Commission on January 12, 2005).

2.3
Form of Deposit Agreement among us, Citibank N.A. and holders of the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 3(a) to our registration statement on Form F-6 (Registration No. 333-122004) filed with the Commission on January 13, 2005).

4.1
English translation of Equity Transfer Agreement dated May 17, 2010, between Hurray! Digital Media Technology Co., Ltd. and Huayi Brothers Media Corporation relating to the equity interest in Beijing Huayi Brothers Music Co., Ltd.

4.2	Share Purchase Agreement dated November 26, 2009 among Hurray! Holding Co., Ltd., the selling shareholders of Ku6 Holding Limited and Ku6 Holding Limited.

4.3
Master Transaction Agreement between Shanda Interactive Entertainment Limited and Hurray! Holding Co., Ltd., dated June 1, 2010 (incorporated by reference to Exhibit 99.2 to our press release on Form 6-K (file no. 000-51116) filed with the Commission on June 2, 2010).

4.4	English Translation of Loan Agreement between Ku6 (Beijing) Information Technology Co., Ltd. and Shanghai Dongfang Branch of China Merchants Bank Stock Limited Company dated December 31, 2010.

4.5	English Translation of Loan Agreement between Ku6 (Beijing) Information Technology Co., Ltd. and Shanghai Dongfang Branch of China Merchants Bank Stock Limited Company dated February 10, 2011.

4.6	English Translation of Loan Agreement between Ku6 Media Co., Ltd. and Shanda Games Limited dated December 27, 2010.

4.7	English Translation of Loan Agreement between Ku6 Media Co., Ltd. and Shanda Games Limited dated January 25, 2011.

4.8	English translation of Loan Agreement between Ku6 (Beijing) Technology Co., Ltd. and Shanyou Li dated April 11, 2007.

Exhibit
Number	Document

4.9	English translation of Loan Agreement between Ku6 (Beijing) Technology Co., Ltd. and Shanyou Li dated June 23, 2008.

4.10	English translation of Loan Agreement between Ku6 (Beijing) Technology Co., Ltd. and Hailong Han dated April 11, 2007.

4.11	English translation of Exclusive Business Cooperation Agreement between Ku6 (Beijing) Technology Co., Ltd. and Ku6 (Beijing) Information Technology Co., Ltd dated June 23, 2008.

4.12	English translation of Share Pledge Agreement among Ku6 (Beijing) Technology Co., Ltd., Shanyou Li and Ku6 (Beijing) Information Technology Co., Ltd dated July 8, 2009.

4.13	English translation of Share Pledge Agreement among Ku6 (Beijing) Technology Co., Ltd., Hailong Han and Ku6 (Beijing) Information Technology Co., Ltd dated April 11, 2007.

4.14
English translation of Supplementary Agreement to the Share Pledge Agreement among Ku6 (Beijing) Technology Co., Ltd., Hailong Han and Ku6 (Beijing) Information Technology Co., Ltd dated June 23, 2008.

4.15	English translation of Power of Attorney by Shanyou Li dated July 8, 2009.

4.16	English translation of Power of Attorney by Hailong Han dated June 23, 2008.

4.17	English translation of Exclusive Option Agreement among Ku6 (Beijing) Technology Co., Ltd., Shanyou Li and Ku6 (Beijing) Information Technology Co., Ltd dated July 8, 2009.

4.18	English translation of Exclusive Option Agreement among Ku6 (Beijing) Technology Co., Ltd., Hailong Han and Ku6 (Beijing) Information Technology Co., Ltd dated April 11, 2007.

4.19	English translation of Exclusive Intellectual Property Option Agreement between Ku6 (Beijing) Technology Co., Ltd. and Ku6 (Beijing) Information Technology Co., Ltd dated June 23, 2008.

4.20
English translation of Supplementary Agreement to the Exclusive Option Agreement among Ku6 (Beijing) Technology Co., Ltd., Hailong Han and Ku6 (Beijing) Information Technology Co., Ltd dated June 23, 2008.

4.21	English translation of Loan Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Shanyou Li dated May 27, 2010.

4.22	English translation of Loan Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Xingye Zeng dated May 27, 2010.

4.23	English translation of Exclusive Consulting And Service Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Ku6 (Beijing) Cultural Media Co., Ltd dated May 27, 2010.

4.24	English translation of Business Operation Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Ku6 (Beijing) Cultural Media Co., Ltd., Shanyou Li and Xingye Zeng dated May 27, 2010.

4.25	English translation of Power of Attorney by Shanyou Li dated May 27, 2010.

4.26	English translation of Power of Attorney by Xingye Zeng dated May 27, 2010.

4.27	English translation of Share Pledge Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Shanyou Li dated May 27, 2010.

Exhibit
Number	Document

4.28	English translation of Share Pledge Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Xingye Zeng dated May 27, 2010.

4.29	English translation of Equity Disposition Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Shanyou Li, Xingye Zeng and Ku6 (Beijing) Cultural Media Co., Ltd. dated May 27, 2010.

4.30	English translation of Transfer Agreement among Shanda Computer (Shanghai) Co., Ltd., Ku6 (Beijing) Technology Co., Ltd. and Dongxu Wang dated August 5, 2010.

4.31	English translation of Exclusive Consulting And Service Agreement between Ku6 (Beijing) Technology Co., Ltd. and Shanghai Yisheng Network Technology Co., Ltd. dated August 5, 2010.

4.32	English translation of Business Operation Agreement among Ku6 (Beijing) Technology Co., Ltd., Dongxu Wang and Shanghai Yisheng Network Technology Co., Ltd. dated August 5, 2010.

4.33	English translation of Power of Attorney by Dongxu Wang dated August 5, 2010.

4.34	English translation of Share Pledge Agreement between Ku6 (Beijing) Technology Co., Ltd. and Dongxu Wang dated August 5, 2010.

4.35	English translation of Equity Disposition Agreement among Ku6 (Beijing) Technology Co., Ltd., Dongxu Wang and Shanghai Yisheng Network Technology Co., Ltd. dated August 5, 2010.

4.36	English translation of Share Proxy Agreement between Ku6 (Beijing) Technology Co., Ltd. and Dongxu Wang dated August 5, 2010.

4.37
English translation of Exclusive Option Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Ku6 (Beijing) Information Technology Co., Ltd and Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd. dated March 21, 2009.

4.38	English translation of Exclusive Business Cooperation Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd., and Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd. dated March 21, 2009.

4.39
English translation of Equity Interest Pledge Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Ku6 (Beijing) Information Technology Co., Ltd and Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd. dated March 21, 2009.

4.40	English translation of Power of Attorney by Ku6 (Beijing) Information Technology Co., Ltd dated March 21, 2009.

4.41	2010 Equity Compensation Plan.

4.42	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-121987) filed with the Commission on January 12, 2005).

4.43	Share Purchase Agreement between Ku6 Media Co., Ltd. and Shanda Media Group Limited, dated April 1, 2011.

4.44	Senior Convertible Bond Purchase Agreement between Ku6 Media Co., Ltd. and Shanda Media Group Limited, dated April 1, 2011.

4.45	Equity Purchase Agreement by and among Ku6 Media Co., Ltd., the shareholders of Hangzhou Soushi Networking Co., Ltd. and Hangzhou Soushi Networking Co., Ltd. dated as of April 20, 2011.

Exhibit
Number	Document

4.46	English Translation of Loan Agreement between Shanghai Yisheng Network Technology Co., Ltd. and Shanghai Dongfang Branch of China Merchants Bank Stock Limited Company dated June 2009.

4.47	English Translation of Loan Agreement between Shanghai Yisheng Network Technology Co., Ltd. and Shanghai Dongfang Branch of China Merchants Bank Stock Limited Company dated 2010.

4.48	English Translation of Loan Agreement between Ku6 (Beijing) Information Technology Co., Ltd. and Shanghai Dongfang Branch of China Merchants Bank Stock Limited Company dated June 2011.

4.49	English Translation of Loan Agreement between Ku6 Media Co., Ltd. and Shanda Games Limited dated June 8, 2011.

8.1	List of Significant Subsidiaries and Affiliates.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F filed with the Commission on June 15, 2006).

12.1	Certification of Acting Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1	Certification of Acting Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

15.2	Consent of Deloitte Touche Tohmatsu CPA Ltd., Independent Registered Public Accounting Firm.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KU6 MEDIA CO., LTD.

By:	/s/ Haifa Zhu

	Name:	Haifa Zhu
	Title:	Acting Chief Executive Officer

Date:	June 28, 2011

KU6 MEDIA CO., LTD.
INDEX TO FINANCIAL STATEMENTS
KU6 HOLDING LIMITED
INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
KU6 MEDIA CO., LTD.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Ku6 Media Co., Ltd. (the “Company”) and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition in our opinion, the accompanying financial statement schedule as of and for the years ended December 31, 2010 and 2009 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because of a material weakness in internal control over financial reporting related to the lack of sufficient competent accounting personnel with appropriate levels of accounting knowledge and experience to address complex accounting issues and prepare financial statements and related disclosures under accounting principles generally accepted in the United States of America existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2010 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company’s management is responsible for these financial statements and the financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
As discussed in Note 2(6) to the consolidated financial statements, in 2009 the Company changed the manner in which it accounts for business combinations.
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
Shanghai, the People’s Republic of China
June 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Ku6 Media Co., Ltd. (formerly known as Hurray! Holding Co., Ltd.)
Beijing, the People’s Republic of China
We have audited the accompanying consolidated balance sheet of Ku6 Media Co., Ltd. (formly known as Hurray! Holding Co., Ltd.) and its subsidiaries and variable interest entities (the "Company") at December 31, 2008, which is not included in the consolidated balance sheets), the related consolidated statements of operations and comprehensive loss, change in equity, and cash flows for the year ended December 31, 2008, and the related financial statement schedule for the year ended December 31, 2008 included in Schedule 1. These financial statements and related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and related financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2008 and the results of its operations and its cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements as of and for the year ended December 31, 2008 taken as a whole, presents fairly, in all material respects, the information set forth therein.
As described in Note 2 (6) to the consolidated financial statements, the accompanying financial statements for the year ended December 31, 2008 have been adjusted for the retrospective application of Statement of Accounting Standard Codification (“ASC”) 810-10-65 Transition (formerly issued as Financial Accounting Standards No.160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No.51”), which was adopted by the Company on January 1, 2009.
As described in Note 2 (1)(b) to the consolidated financial statements, the accompanying financial statements for the year ended December 31, 2008 have been retrospectively adjusted for discontinued operations.
Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People’s Republic of China
June 25, 2009 (April 29, 2010 as to the effects of the adoption of ASC 810-10-65 described in Note 2(6), and June 28, 2011 as to the effects of the retrospective adjustment for the discontinued operations described in Note 2 (1)(b))

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2009	December 31, 2010
		(Adjusted)
		(Note 2(1))
		(in U.S. dollars, except number of shares)
Assets
Current assets:
Cash and cash equivalents		49,743,934	27,294,819
Short term investments		10,000,000	—
Accounts receivable, net of allowance for doubtful accounts	19	4,009,841	8,135,195
Accounts receivable due from related party	12	51,832	325,757
Prepaid expenses and other current assets	5	1,890,285	3,487,327
Other receivables due from related parties	12	63,312	5,532,248
Inventories		201,576	31,038

Total current assets		65,960,780	44,806,384

Property and equipment, net	6	1,471,732	8,003,474
Acquired intangible assets, net	7	1,644,531	27,264,283
Goodwill	9	2,099,290	6,896,340
Deposits and other non-current assets		331,958	—

Total assets		71,508,291	86,970,481

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		4,652,050	15,502,901
Accounts payable due to related party	12	—	1,664,570
Notes payable		227,720	—
Accrued expenses and other current liabilities	11	6,331,687	11,462,241
Other payables due to related parties	12	1,904,455	7,776,698
Income tax payable		654,835	—
Current deferred tax liabilities	15	12,316	—

Total current liabilities		13,783,063	36,406,410

Long-term payable		17,554	—
Non-current deferred tax liabilities	2(26),15	403,308	4,925,538

Total liabilities		14,203,925	41,331,948

Commitments and contingencies	21	—	—

Redeemable non-controlling interest	3	370,870	—

Equity:
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; 2,200,194,040 and 3,481,174,498 shares issued and outstanding as of December 31, 2009 and 2010, respectively)		109,959	174,008
Additional paid-in capital		76,605,958	130,100,153
Statutory reserves	20	1,791,324	—
Accumulated deficits		(33,386,524)	(83,105,464)
Accumulated other comprehensive income (loss)		9,955,687	(1,422,414)

Total Ku6 Media Co., Ltd. shareholders’ equity		55,076,404	45,746,283
Non-controlling interests		1,857,092	(107,750)

Total equity		56,933,496	45,638,533

Total liabilities and equity		71,508,291	86,970,481

The accompanying notes are an integral part of these consolidated financial statements.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Year ended	Year ended	Year ended
	Note	December 31, 2008	December 31, 2009	December 31, 2010
		(Adjusted)	(Adjusted)
		(Note 2(1))	(Note 2(1))
		(in U.S. dollars, except number of shares)
Net revenues:	2(19)
Advertising
Third parties		—	757,723	15,853,948
Related parties		—	279,341	701,732

Total net revenues		—	1,037,064	16,555,680

Cost of revenues:	2(19)
Advertising		—
Third parties		—	(556,639)	(40,082,758)
Related parties		—	—	(376,302)

Total cost of revenues		—	(556,639)	(40,459,060)

Gross profit/(loss)		—	480,425	(23,903,380)

Operating expenses:
Product development	2(20)	(105,283)	—	—
Selling and marketing	2(22)	(622,846)	(665,131)	(16,195,539)
General and administrative	2(21)	(1,672,608)	(6,465,080)	(13,507,701)

Total operating expenses		(2,400,737)	(7,130,211)	(29,703,240)

Operating loss from continuing operations		(2,400,737)	(6,649,786)	(53,606,620)
Interest income		1,431,507	356,167	57,464
Interest expense		—	—	(31,134)
Other income, net		—	1,783	3
Gain on reduction of acquisition payable	13	5,000,000	—	—
Foreign exchange loss	2(7),14	(8,990,067)	—	—

Loss before income tax benefit from continuing operations		(4,959,297)	(6,291,836)	(53,580,287)
Income tax benefit	2(26),15	—	13,721	41,172

Loss from continuing operations, net of tax		(4,959,297)	(6,278,115)	(53,539,115)

Discontinued operations:
Loss from operations of discontinued operations, net of tax	4	(7,743,284)	(21,778,174)	(3,382,438)
Gain from disposal of discontinued operations, net of tax		412,530	221,899	4,486,786

Loss (income) from discontinued operations, net of tax		(7,330,754)	(21,556,275)	1,104,348

Net loss		(12,290,051)	(27,834,390)	(52,434,767)
Less: Net loss attributable to the non-controlling interests from continuing operations		—	256,654	680,837
Less: Net loss attributable to the non-controlling interests and redeemable non-controlling interests from discontinued operations		337,455	4,182,875	243,666

Net loss attributable to Ku6 Media Co., Ltd.		(11,952,596)	(23,394,861)	(51,510,264)

Loss from continuing operations, net of tax, attributable to Ku6 Media Co., Ltd.		(4,959,297)	(6,021,461)	(52,858,278)
Income (loss) from discontinued operations, net of tax, attributable to Ku6 Media Co., Ltd.		(6,993,299)	(17,373,400)	1,348,014

Net loss attributable to Ku6 Media Co., Ltd.		(11,952,596)	(23,394,861)	(51,510,264)

The accompanying notes are an integral part of these financial statements.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Note	Year ended	Year ended	Year ended
	(cont’d)	December 31, 2008	December 31, 2009	December 31,2010
		(Adjusted)	(Adjusted)
		(Note 2(1))	(Note 2(1))
		(in U.S. dollars, except number of shares)

Net loss		(12,290,051)	(27,834,390)	(52,434,767)
Other comprehensive income (loss):
Currency translation adjustments of subsidiaries		2,658,344	(36,057)	(809,654)

Comprehensive loss		(9,631,707)	(27,870,447)	(53,244,421)
Comprehensive loss attributable to non-controlling interests and redeemable non-controlling interests		11,551	4,443,959	921,701

Comprehensive loss attributable to Ku6 Media Co., Ltd.		(9,620,156)	(23,426,488)	(52,322,720)

Loss per share-basic and diluted	18
Loss from continuing operations attributable to Ku6 Media Co., Ltd. common shareholders		(0.00)	(0.00)	(0.02)
Loss from discontinued operations attributable to Ku6 Media Co., Ltd. common shareholders		(0.01)	(0.01)	0.00

Net loss attributable to Ku6 Media Co., Ltd. common shareholders		(0.01)	(0.01)	(0.02)

Weighted average share used in per share calculation-basic and diluted		2,185,615,129	2,196,291,947	3,096,421,097

Loss per ADS-basic and diluted (1ADS = 100 shares):	18
Loss from continuing operations attributable to Ku6 Media Co., Ltd. common shareholders		(0.23)	(0.27)	(1.71)
Loss from discontinued operations attributable to Ku6 Media Co., Ltd. common shareholders		(0.32)	(0.79)	0.04

Net loss attributable to Ku6 Media Co., Ltd. common shareholders		(0.55)	(1.06)	(1.67)

Weighted average ADS used in per ADS calculation-basic and diluted		21,856,151	21,962,919	30,964,211

The accompanying notes are an integral part of these financial statements.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

						Accumulated	Total Ku6 Media
	Ordinary shares		Additional			other	Co., Ltd.
	(US$0.00005 par value)		paid-in	Statutory	Accumulated	comprehensive	shareholders’	Non-controlling	Total
	Shares	Amount	capital	reserves	deficits	income	equity	interests	equity
	(in U.S. dollars, except shares data)
Balance as of January 1, 2008	2,174,784,440	108,689	74,066,839	6,502,849	(2,750,592)	7,654,874	85,582,659	4,667,402	90,250,061
Stock-based compensation expense	18,499,300	925	944,357	—	—	—	945,282	—	945,282
Exercise of stock options	60,000	3	1,497	—	—	—	1,500	—	1,500
Transfer statutory reserve to retained earnings	—	—	—	(4,711,525)	4,711,525	—	—	—	—
Capital contribution to a subsidiary by non-controlling shareholders	—	—	—	—	—	—	—	127,358	127,358
Cumulative currency translation adjustments of subsidiaries	—	—	—	—	—	2,332,440	2,332,440	325,904	2,658,344
Net loss	—	—	—	—	(11,952,596)	—	(11,952,596)	(337,455)	(12,290,051)

Balance as of December 31, 2008	2,193,343,740	109,617	75,012,693	1,791,324	(9,991,663)	9,987,314	76,909,285	4,783,209	81,692,494

Stock-based compensation expense	6,500,300	324	168,986	—	—	—	169,310	—	169,310
Exercise of stock options	350,000	18	8,732	—	—	—	8,750	—	8,750
Online audio business (“Yisheng”) contributed by Shanda Interactive Entertainment Limited (“Shanda”)	—	—	1,415,547	—	—	—	1,415,547	(43,533)	1,372,014
Capital contribution to Yisheng by non-controlling shareholders	—	—	—	—	—	—	—	362,773	362,773
Cumulative currency translation adjustments of subsidiaries	—	—	—	—	—	(31,627)	(31,627)	(4,430)	(36,057)
Net loss	—	—	—	—	(23,394,861)	—	(23,394,861)	(3,240,927)	(26,635,788)

Balance as of December 31, 2009 (Adjusted (Note 2(1)))	2,200,194,040	$109,959	76,605,958	1,791,324	(33,386,524)	9,955,687	55,076,404	1,857,092	56,933,496

Stock-based compensation expense	3,000,100	150	607,014	—	—	—	607,164	—	607,164
Exercise of stock options	450,000	22	20,328	—	—	—	20,350	—	20,350
Issuance of ordinary shares related to acquisitions of Ku6 Holding Limited	723,684,204	36,185	28,838,816	—	—	—	28,875,001	—	28,875,001
Disposal of Huayi Brothers Music Co., Ltd.	—	—	—	(74,246)	74,246	(221,315)	(221,315)	(209,736)	(431,051)
Contribution by Shanda related to Yisheng	—	—	663,570	—	—	—	663,570	—	663,570
Issuance of ordinary shares for Yisheng to Shanda	415,384,615	20,769	12,440,769	—	—	—	12,461,538	—	12,461,538
Deemed distribution to Shanda related to Yisheng	—	—	(12,461,538)	—	—	—	(12,461,538)	—	(12,461,538)
Purchase of additional equity interests of Yisheng from non-controlling shareholders	138,461,539	6,923	(520,181)	—	—	—	(513,258)	513,258	—
Disposal of WVAS and recorded music businesses to Shanda	—	—	23,905,417	(1,717,078)	1,717,078	(10,344,330)	13,561,087	(1,464,169)	12,096,918
Cumulative currency translation adjustments of subsidiaries	—	—	—	—	—	(812,456)	(812,456)	2,802	(809,654)
Net loss	—	—	—	—	(51,510,264)	—	(51,510,264)	(806,997)	(52,317,261)

Balance as of December 31, 2010	3,481,174,498	174,008	130,100,153	—	(83,105,464)	(1,422,414)	45,746,283	(107,750)	45,638,533

The accompanying notes are an integral part of these consolidated financial statements.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended	Year ended	Year ended
	December 31, 2008	December 31, 2009	December 31, 2010
		(Adjusted)
		(Note 2(1))
	(in U.S. dollars)

Net loss	(12,290,051)	(27,834,390)	(52,434,767)

Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	945,282	169,310	607,164
Share based compensation cost in relation to acquisition of Ku6	—	—	1,284,766
Depreciation and amortization	3,327,798	1,798,396	5,266,212
Amortization and write-down of licensed video copyrights	—	—	15,751,814
Impairment of goodwill	2,675,211	3,592,933	—
Impairment for investment in affiliated company	1,870,897	209,848	—
Impairment of intangible assets	2,850,714	3,542,071	—
Bad debt provision	1,012,738	3,819,894	1,474,568
Inventory provision	—	238,370	84,481
Exchange loss	—	17,198	(898,682)
Equity in (earning) loss of affiliated company	(64,293)	704,224	—
Gain from disposal of subsidiary	(412,530)	(221,899)	(4,486,786)
Loss (gain) on disposal of property and equipment	112,745	(5,843)	196,969
Change in fair value of contingent consideration	—	(352,217)	—
Gain on reduction of acquisition payable	(5,000,000)	—	—
Gain on reduction of Unicom liability	(1,557,153)	—	—
Gain from reversed litigation expenses	(557,167)	—	—
Changes in assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	3,492,068	5,883,070	(8,678,575)
Prepaid expenses and other current assets	(1,142,954)	2,737,066	(796,237)
Amount due from related parties	(245,724)	732,563	(2,836,461)
Deposits and other non-current assets	183,003	439,859	(414)
Inventories	56,833	(130,333)	(94,101)
Deferred taxes	187,671	(530,190)	(72,985)
Accounts payable	(761,068)	579,864	8,753,566
Notes payable	—	22,901	(54,218)
Accrued expenses and other current liabilities	(71,705)	2,283,336	5,976,116
Amount due to related parties	(63,140)	(78,307)	1,408,305
Income tax payable	(102,057)	290,670	(20,633)

Net cash used in operating activities	(5,552,882)	(2,091,606)	(29,569,898)

Investing activities:
(Increase)/decrease of short-term investments	—	(10,000,000)	10,000,000
Purchases of property and equipment	(349,233)	(867,061)	(6,586,819)
Proceeds from disposal of property and equipment	—	80,498	—
Purchase of intangible assets	(1,718,340)	(66,258)	—
Payment for licensed video copyright	—	—	(15,046,257)
Proceeds from disposal of subsidiaries, net of cash disposed (nil, nil, and $669,705 for the years ended December 31, 2008, 2009 and 2010, respectively)	4,517,070	254,102	4,376,048
Acquisition of subsidiaries, net of cash acquired (nil, $1,034,308 and $329,743 for the years ended December 31, 2008, 2009 and 2010, respectively)	(2,207,132)	1,034,308	329,743
Cash received upon consolidation of a subsidiary contributed by Shanda	—	633,424	—
Net cash received from disposal of wireless value-added service and recorded music businesses to Shanda, net of cash disposed $24,948,577 for the years ended December 31, 2010)	—	—	12,295,323
Loan to related parties under common control by Shanda	—	—	(3,200,000)
Payments related to acquisition not yet consummated	(1,907,400)	—	—
Investment at cost in Seed Music Group Limited	(600,038)	—	—

Net cash provided by (used in) investing activities	(2,265,073)	(8,930,987)	2,168,038

	Year ended	Year ended	Year ended
	December 31, 2008	December 31, 2009	December 31, 2010
		(Adjusted)
	(Note 2(1))

Financing activities:
Proceeds from exercise of options	1,500	2,500	20,350
Cash injection into VIE subsidiary by Shanda	—	1,083,057	—
Borrowings from related parties under common control by Shanda	—	—	4,596,001
Cash injection in VIE subsidiary by non-controlling shareholders	—	362,773	—

Net cash provided by financing activities	1,500	1,448,330	4,616,351

Effect of exchange rate changes on cash and cash equivalents	1,310,274	(154,506)	336,394

Net decrease in cash and cash equivalents	(6,506,181)	(9,728,769)	(22,449,115)
Cash and cash equivalents, beginning of year	65,978,884	59,472,703	49,743,934

Cash and cash equivalents, end of the year	59,472,703	49,743,934	27,294,819

Supplemental disclosure of cash flow information:
Income taxes paid	385,501	465,696	23,047

Supplemental disclosure of non-cash investing and financing activities:
Accounts payable related to purchase of property and equipment	—	—	2,045,032
Accounts payable related to licensed video copyright	—	—	2,946,304
Issuance of ordinary shares to Shanda for Yisheng	—	—	12,461,538
Purchase of additional equity interests of Yisheng from non-controlling shareholders	—	—	4,153,846
Issuance of ordinary shares related to acquisition of Ku6 Holding Limited	—	—	28,875,000
The accompanying notes are an integral part of these consolidated financial statements.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES
Ku6 Media Co., Ltd. (Fomerly known as Hurray! Holding Co., Ltd., “Hurray!” or the “Company”), a Cayman Islands corporation, originally provided wireless value-added services to mobile phone users delivered over the wireless networks of the three telecommunication operators in the People’s Republic of China (“PRC”) and also engaged in music production and distribution in the PRC and Taiwan through its consolidated subsidiaries, its variable interest entities (“VIEs”) and equity associate (collectively referred to as the “Group”) before August, 2010.
In July, 2009, Shanda Interactive Entertainment Limited (“Shanda”) (Nasdaq: SNDA), a leading interactive entertainment media company in China, and Shanda Music Group Limited (“Shanda Music”), a wholly owned subsidiary of Shanda, announced its completion of the tender offer of total $46.2 million for 1,155,045,300 ordinary shares, par value $0.00005 per ordinary share (“Shares”), of the Company, including Shares represented by American Depositary Shares (“ADSs,” each representing 100 Shares) at a purchase price of $0.04 per Share (equivalent to $4.00 per ADS) in cash, without interest and subject to any applicable withholding taxes. Immediately after giving effect to the acquisition of Shares (including Shares represented by ADSs) in the tender offer, Shanda hold, through Shanda Music, approximately 51% of the Company’s total outstanding Shares calculated on a fully-diluted basis as of December 31, 2009.
In January, 2010, the Company completed the acquisition of 100% equity interests of Ku6 Holding Limited (“Ku6”), a leading online video portal in China, pursuant to the share purchase agreement entered into by and among Hurray!, Ku6 and the shareholders of Ku6 dated as of November 26, 2009 by issuing an aggregate of 723,684,204 ordinary shares. After the closing of the acquisition of Ku6, Shanda’s equity interest in the Company was diluted to 41.97%.
In May, 2010, the Company sold all of its 51% equity interest in Beijing Huayi Brothers Music Co., Ltd. including its wholly owned subsidiary of Beijing Huayi Brothers Music Broker Co., Ltd. (collectively referred to as “Huayi Music”) to Huayi Brothers Media Corporation. (“Huayi Media”) for an aggregate consideration of RMB34,450,000 (equivalent to $5,045,754).
In August, 2010, the Company completed (1) the disposal of all of its remaining subsidiaries and VIEs of wireless value-added services (“WVAS”) and recorded music businesses as well as the equity investment in an affiliated company, except for Invest China Group Limited, Beijing Hand-in-Hand Media Technology Co., Ltd. and Shanghai Fuming Information Technology Co., Ltd., to Shanda for $37,243,904 in cash and (2) acquisition of 75% equity interests of Shanghai Yisheng Network Technology Co., Ltd. (“Yisheng”), an online audio business, from Shanda in exchange for 415,384,615 newly issued ordinary shares (collectively the “Reorganization”). The Reorganization was approved by a committee comprised of three independent directors after receiving a fairness opinion on the proposed transaction from its independent financial advisor and shareholders of the Company. Then the Company changed its name to Ku6 Media Co., Ltd., (“KUTV”) and has changed its trading symbol on the Nasdaq Global Market from HRAY to KUTV. After the closing of the Reorganization and as of December 31, 2010, Shanda’s equity interest in the Company was 51.65%.
In connection with the acquisition of 75% equity interests of Yisheng from Shanda, the Company issued 138,461,539 ordinary shares to acquire the remaining 25% of equity interests in Yisheng from the non-controlling shareholders in August 2010.
Following the above transactions in 2010, the Group primarily provides online advertising services on its online video sharing platform of www.ku6.com namely through Ku6’ subsidiaries and VIEs in China as set out below.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)

	Date of	Percentage of
Name of Subsidiaries	incorporation	ownership

Subsidiaries
Ku6 (Beijing) Technology Co., Ltd. (“Beijing WOFE”)	March 5, 2007	100%
Wei Mo San Yi (Tianjin) Science and Technology Co., Ltd.(“Tianjin WOFE”)	December 23, 2008	100%

Variable Interest Entities
Ku6 (Beijing) Information Technology Co., Ltd. (“Beijing VIE”)	April 20, 2006	100%
Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd. (“Tianjin VIE”)	March 20, 2009	100%
Shanghai Yisheng Network Technology Co., Ltd.	November 22, 2007	100%
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(1) Basis of presentation
The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
As a result of the disposal of Huayi Music in May 2010 and Reorganization in August 2010, the Company adjusted its consolidated financial statements as of December 31, 2009 and for the years ended December 31, 2008 and 2009 for the above mentioned transactions to present the WVAS and recorded music businesses as discontinued operations and to reflect the Yisheng merger as a common control transaction
(a) Acquisition under common control
The acquisition of Yisheng’s online audio business from Shanda is accounted for as a common control transaction as Hurray! is considered to be under the control of Shanda since the Company was acquired by Shanda in July 2009. Accordingly, the accompanying consolidated financial statements have been prepared as if the acquisition of Yisheng had been in effect since the inception of common control, which is the date that Hurray! was consolidated into Shanda’s consolidated financial statement on August 31, 2009. Therefore total assets and liabilities as well as the non-controlling interests of Yisheng were recorded at the carrying amount as capital contribution from Shanda in the consolidated statements of changes in equity at the inception of common control. The effect of accounting for the acquisition under common control has increased the net loss for the year ended December 31, 2009 by $736,969, which represents the net loss of this business from August 31, 2009 through December 31, 2009. The fair value of the 415,384,615 ordinary shares issued by the Company amounting to $12,461,538 was recorded through equity as a deemed distribution to Shanda in 2010.
In connection with the acquisition of 75% equity interests of Yisheng from Shanda, the Company issued 138,461,539 ordinary shares to acquire 25% of equity interests in Yisheng from non-controlling shareholders in August 2010. This transaction was accounted for as an equity transaction in 2010 and the difference between fair value of the ordinary shares issued amounting to $4,153,846 and carrying amount of the non-controlling interest is recognized as a decrease in additional paid-in capital attributable to the Company in accordance ASC 810.
The following consolidated balance sheet as of December 31, 2009 and for the year then ended reflects the effects of the acquisition of the online audio business under common control:

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)

Consolidated Balance Sheet as of December	As originally	Effect of acquisition of
31, 2009	reported	online audio business	As adjusted*

Assets
Cash and cash equivalents	48,489,095	1,254,839	49,743,934
Short term investments	10,000,000	—	10,000,000
Accounts receivable, net of allowance	3,192,366	817,475	4,009,841
Accounts receivable due from related party	—	51,832	51,832
Prepaid expenses and other current assets	1,834,361	55,924	1,890,285
Amount due from related parties	62,725	587	63,312
Inventories	196,745	4,831	201,576

Total current assets	63,775,292	2,185,488	65,960,780

Property and equipment, net	879,775	591,957	1,471,732
Acquired intangible assets, net	1,081,962	562,569	1,644,531
Goodwill	2,099,290	—	2,099,290
Deposits and other non-current assets	331,958	—	331,958

Total assets	68,168,277	3,340,014	71,508,291

Liabilities
Accounts payable	3,731,562	920,488	4,652,050
Notes payable	227,720	—	227,720
Accrued expenses and other current liabilities	6,260,849	70,838	6,331,687
Amount due to related parties	439,445	1,465,010	1,904,455
Income tax payable	654,835	—	654,835
Current deferred tax liabilities	12,316	—	12,316

Total current liabilities	11,326,727	2,456,336	13,783,063

Long-term payable	17,554	—	17,554
Non-current deferred tax liabilities	262,665	140,643	403,308

Total liabilities	11,606,946	2,596,979	14,203,925

Redeemable non-controlling interests	370,870	—	370,870

Equity
Ordinary shares	109,959	—	109,959
Additional paid-in capital	75,190,411	1,415,547	76,605,958
Statutory reserves	1,791,324	—	1,791,324
Accumulated deficits	(32,649,555)	(736,969)	(33,386,524)
Accumulated other comprehensive income	9,953,826	1,861	9,955,687

Total Ku6 Media Co., Ltd. shareholders’ equity	54,395,965	680,439	55,076,404
Non-controlling interests	1,794,496	62,596	1,857,092

Total equity	56,190,461	743,035	56,933,496

Total liabilities and equity	68,168,277	3,340,014	71,508,291

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)

Consolidated Statement of Operations and
Comprehensive Loss for the year ended	As originally	Effect of acquisition of
December 31, 2009	reported	online audio business	As adjusted*

Net revenues:
Wireless value-added services	20,169,110	—	20,169,110
Recorded music	14,473,185	—	14,473,185
Advertising-third party	—	757,723	757,723
Advertising-related party	—	279,341	279,341

Total net revenues:	34,642,295	1,037,064	35,679,359

Cost of revenues:
Wireless value-added services	(15,331,675)	—	(15,331,675)
Recorded music	(12,625,139)	—	(12,625,139)
Advertising	—	(556,639)	(556,639)

Total cost of revenues:	(27,956,814)	(556,639)	(28,513,453)

Gross profit	6,685,481	480,425	7,165,906

Operating expenses:
Product development	(466,543)	—	(466,543)
Selling and marketing	(6,329,856)	(546,609)	(6,876,465)
General and administrative	(22,992,865)	(941,660)	(23,934,525)
Goodwill impairment	(3,592,933)	—	(3,592,933)

Total operating expenses	(33,382,197)	(1,488,269)	(34,870,466)

Operating loss from continuing operations	(26,696,716)	(1,007,844)	(27,704,560)
Interest income	454,438	499	454,937
Interest expenses	(13,681)	—	(13,681)
Other income, net	341,651	1	341,652

Loss before income tax expenses from continuing operations	(25,914,308)	(1,007,344)	(26,921,652)
Income tax benefit (expense)	(234,286)	13,721	(220,565)
Equity in loss of affiliated company	(914,072)	—	(914,072)

Loss from continuing operations, net of tax	(27,062,666)	(993,623)	(28,056,289)

Discontinued operations:
Loss from operations of discontinued operations	—	—	—
Gain from disposal of discontinued operations	221,899	—	221,899

Gain from discontinued operations, net of tax	221,899	—	221,899

Loss from continuing and discontinued operations	(26,840,767)	(993,623)	(27,834,390)
Less: Net loss attributable to the non-controlling interests and redeemable non-controlling interest from coninuting operations	4,182,875	256,654	4,439,529

Net loss attributable to Ku6 Media Co., Ltd.	(22,657,892)	(736,969)	(23,394,861)

Loss from continuing operations, net of tax, attributable to Ku6 Media Co., Ltd.	(22,879,791)	(736,969)	(23,616,760)
Loss from discontinued operations, net of tax, attributable to Ku6 Media Co., Ltd.	221,899	—	221,899

Net loss attributable to Ku6 Media Co., Ltd.	(22,657,892)	(736,969)	(23,394,861)

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)

Consolidated Statement of Operations and
Comprehensive Loss for the year ended	As originally	Effect of acquisition of
December 31, 2009	reported	online audio business	As adjusted*

Net loss	(26,840,767)	(993,623)	(27,834,390)
Other comprehensive loss:
Currency translation adjustments of subsidiaries	(37,917)	1,861	(36,056)

Comprehensive loss	(26,878,684)	(991,763)	(27,870,446)
Comprehensive loss attributable to non-controlling interests and redeemable non-controlling interests	4,187,304	256,654	4,443,958

Comprehensive loss attributable to Ku6 Media Co., Ltd.	(22,691,380)	(735,108)	(23,426,488)

Loss per share-basic and diluted:
Loss from continuing operations attributable to Ku6 Media Co., Ltd. common shareholders	(0.01)	(0.00)	(0.01)
Loss from discontinued operations attributable to Ku6 Media Co., Ltd. common shareholders	0.00	—	0.00

Net loss attributable to Ku6 Media Co., Ltd. common shareholders	(0.01)	(0.03)	(0.01)

Weighted average share used in per share calculation-basic and diluted	2,196,291,947	2,196,291,947	2,196,291,947

Loss per ADS-basic and diluted (1ADS = 100 shares):
Loss from continuing operations attributable to Ku6 Media Co., Ltd. common shareholders	(1.04)	(0.03)	(1.07)
Loss from discontinued operations attributable to Ku6 Media Co., Ltd. common shareholders	0.01	—	0.01

Net loss attributable to Ku6 Media Co., Ltd. common shareholders	(1.03)	(0.03)	(1.06)

Weighted average ADS used in per ADS calculation-basic and diluted	21,96,2,919	21,96,2,919	21,96,2,919

*	As adjusted reflects the acquisition of Yisheng only and does not include the effects of the disposal of wireless value-added services and recorded music business as discussed in note (b) below.
(b) Disposal of wireless value-added services and recorded music businesses
As mentioned above, the Company completed the disposal of Huayi Music to Huayi Media for RMB34,450,000 (equivalent to $5,045,754) in cash in May, 2010 and the corresponding disposal gain of Huayi Music recognized in 2010 was $4,486,786. The disposal of wireless value-added services and remaining recorded music businesses under common control was consummated in August, 2010. The difference of $13,561,087 between the cash consideration received from Shanda of $37,243,904 and the carrying amount of the assets, liabilities and non-controlling interests and redeemable non-controlling interest of WVAS and recorded music business of $23,682,817 and the corresponding cumulative translation difference of $10,344,330 are accounted for as contribution by Shanda in additional paid in capital in 2010. No gain or loss was recognized in 2010.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
A summary of the major financial information for the discontinued operations of WVAS and recorded music businesses for the years ended December 31, 2008, 2009 and eight months period ended August 31, 2010 is set out below:

	Year ended	Year ended	Eight months
	December 31,	December 31,	ended August 31,
	2008	2009	2010

Net revenues:
Wireless value added services Revenue	42,671,588	20,169,110	5,385,985
Recorded music Revenue	11,286,812	14,473,185	9,458,423

Total net revenues	53,958,400	34,642,295	14,844,408

Wireless value added services Cost	(32,839,642)	(15,331,675)	(3,799,581)
Recorded music Cost	(6,729,725)	(12,625,139)	(6,118,305)

Total cost of revenues	(39,569,367)	(27,956,814)	(9,917,886)

Gross profit	14,389,033	6,685,481	4,926,522
Product development	(886,406)	(466,543)	(444,581)
Selling and marketing	(8,509,528)	(6,211,334)	(3,397,797)
General and administrative	(10,311,365)	(17,469,445)	(4,544,460)
Goodwill impairment	(2,675,211)	(3,592,933)	—
Gain on reduction of Unicom liability	1,557,153	—	—
Gain from reversed litigation expenses	557,167	—	—

Total operating expenses	(20,268,190)	(27,740,255)	(8,386,838)

Loss from operations	(5,879,157)	(21,054,774)	(3,460,316)
Interest income	181,571	98,770	42,627
Interest expense	—	(13,681)	—
Other income	247,156	339,869	9,667

Loss before income tax benefit (expense), equity in (loss) earnings of affiliated company, impairment for investment in affiliated company	(5,450,430)	(20,629,816)	(3,408,022)
Income tax benefit (expense)	(486,250)	(234,286)	25,584
Equity in (loss) earnings of affiliated company	64,293	(914,072)	—
Impairment for investment in affiliated company	(1,870,897)	—	—

Net loss	(7,743,284)	(21,778,174)	(3,382,438)
Less: Net loss attributable to the non-controlling interests and redeemable non-controlling interest	337,455	4,182,875	243,666

Net loss from discontinued operations, net of tax	(7,405,829)	(17,595,299)	(3,138,772)
Gain from disposal of Huayi Music	—	—	4,486,786

Total net (loss) income from discontinued operations	(7,405,829)	(17,595,299)	1,348,014

According to ASC 205, the effect of discontinued operations has been accounted for retroactively in the consolidated statement of operations for all the periods presented herein.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
(c) Liquidity
The Group operates with significant losses and negative cash flows from operations in recent years. As of December 31, 2010, the accumulated deficits of the Group were $83,105,464 and the working capital was $8,399,974. The Company intends to raise additional funds through additional issuance of shares or loans to finance future capital commitments and for working capital purposes. As further discussed in Note 22, on April 1, 2011, the Company entered into agreements with Shanda Media Group Ltd. (“Shanda Media”), a wholly owned subsidiary of Shanda, pursuant to which the Company agreed to issue to Shanda Media 1,538,461,538 ordinary shares at a per share price of $0.0325 for $50,000,000 in cash, and $50,000,000 aggregate principal amount of 3% senior convertible notes at face value. The convertible notes will mature in three years after issuance and will bear an interest of 3% per annum, payable semi-annually. The transaction was committed to by Shanda and has been approved by the board in April 2011 and special shareholders’ meeting of the Company in June 2011 and expected to be closed in the second quarter of 2011 or not later than early of the third quarter of 2011. The management believes that the proceeds from the committed issuance of ordinary shares and convertible notes to Shanda will provide sufficient capital during the next twelve months to fund operations and other necessary capital expenditures, and as such, these financial statements are prepared under the going concern assumption which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business.
(2) Use of estimates
The preparation of consolidated financial statements in conformity with GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities at the dates of the financial statements. Significant accounting estimates reflected in the Company’s financial statements include accruals for revenue and cost of revenue adjustments, sales rebate, allowance for doubtful accounts, assessment of impairment for long-lived assets and goodwill, assessment of the net realizable value of licensed video copyright, the useful lives for intangible assets and property and equipment, share-based compensation expense, the recognition and measurement of deferred taxes and loss contingecies. Actual amounts may differ from these estimates under different assumptions or conditions.
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
The Group follows the guidance relating to the consolidation of Variable Interest Entities in Accounting Standard Codification (“ASC”) 810-10 (formerly referred to FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”), which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
Prior to the Reorganization in August 2010, to comply with PRC laws and regulations that restrict direct foreign ownership of telecommunication service businesses in the PRC, the Company conducted substantially all of its WVAS and recorded music businesses through several VIEs. The VIEs had entered into various agreements with one of Hurray!’s subsidiaries, including exclusive cooperation agreements. Under these agreements, Hurray! through a wholly owned PRC subsidiary, Beijing Hurray! Times Technology Co., Ltd. (“Beijing Hurray! Times”), was the exclusive provider of technical and consulting services to the VIEs. In return, the VIEs were required to pay Beijing Hurray! Times’ service fees for the technical and consulting services received. The technical and consulting service fees could be, and were, adjusted at Hurray!’s discretion depending on the level of service provided. Beijing Hurray! Times is entitled to receive service fees in an amount up to all of the net income of the VIEs. In addition, Beijing Hurray! Times had been assigned all voting rights by the direct and indirect owners of the VIEs through agreements which were valid for ten years and were renewable indefinitely and couldnot be amended or terminated except by written consent of all parties. Finally, Beijing Hurray! Times had the option to acquire the equity interest of the VIEs if and when it is legal to do so under PRC laws and regulations. The Company also had extended loans without interest to the registered shareholders to finance their investments in the VIEs. Each of the registered shareholders was a related party of the Company acting as de facto agent for the Company. The direct equity interest in these entities had been pledged as collateral for the loans and when permitted under Chinese laws, the loans were to be repaid by transferring the direct equity interest in these entities to the Company. Therefore, no minority interest was recorded for the registered capital from the registered shareholders.
Hurray! was the considered the primary beneficiary of the VIEs of WVAS and recorded music businesses because of all the variable interests held by Hurray! and the Company had the power to direct the activities of the VIEs. Therefore the Company consolidated the results of operations of the VIEs of WVAS and recorded music businesses before they were disposed in 2010.
After the acquisition of Ku6 in January 2010, to comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide advertising services and hold Internet Content Provider (“ICP”) license and the License for Transmission of Audio-Visual Programs through the Internet (“the License”), the Company conducts substantially all of its advertising business through Beijing VIE and Tianjin VIE. The paid-in capital of Beijing VIE was funded by the Company through loans extended to the authorized individuals (“nominee shareholders”) and Tianjin VIE was incorporated by Beijing VIE.
The Company has various agreements with its VIEs, through which, the Company holds all the variable interests of the VIEs and has the power to direct the activities of the VIEs. Consequently the Company is the primary beneficiary of these VIEs. Details of certain key agreements with the VIEs are as follows:
• Loan Agreements: Beijing WOFE has granted interest-free loans to the nominee shareholders with the sole purpose of providing funds necessary for the capital injection of Beijing VIE. The portion of the loans for subsequent capital injection is eliminated with the capital of the VIE during consolidation. The interest-free loans to the nominee shareholders of VIE as of December 31, 2010 were RMB9 million. Beijing WOFE is able to require the nominee shareholders to settle the loan amount through the entire equity interest of the VIE and nominate someone else to hold the shares on Beijing WOFE’s behalf.
• Proxy Agreement: The nominee shareholders of Beijing VIE and the shareholder of Tianjin VIE irrevocably appointed Beijing WOFE and Tianjin WOFE’s officers to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in VIEs, making all the operational, financial decisions and the appointment of the directors, general managers and other senior management of the VIEs.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
• Equity Interest Pledge Agreements: The nominee shareholders of Beijing VIE and the shareholder of Tianjin VIE have pledged their respective equity interests in the VIEs as collateral to secure the nominee shareholders’ obligation under other agreements and for the payment by the VIEs under the exclusive technical consulting and services agreements and the loan agreement. The nominee shareholders of Beijing VIE and the shareholder of Tianjin VIE cannot sell or pledge their equity interests to others without the approval from Beijing WOFE and Tianjin WOFE, and the nominee shareholders of Beijing VIE and the shareholder of Tianjin VIE cannot receive any dividends without the approval of Beijing WOFE and Tianjin WOFE.
• Exclusive Call Option Agreements: The nominee shareholders of the VIEs grant Beijing WOFE and Tianjin WOFE the exclusive and irrevocable right to purchase from the nominee shareholders, to the extent permitted under PRC laws and regulations or at the request of the Company, all of the equity interest in these entities for a purchase price equal to the amount of the registered capital or at the lowest price permitted by PRC laws and regulations. Beijing WOFE and Tianjin WOFE may exercise such option at any time. In addition, VIEs and its nominee shareholders agree that without Beijing WOFE and Tianjin WOFE’s prior written consent, they will not transfer or otherwise dispose the equity interest or declare any dividend.
• Exclusive Business Cooperation Agreements: Beijing WOFE and Tianjin WOFE are the exclusive provider of the technical, consulting and related services and information of Beijing VIE and Tianjin VIE.
As a result of the above contractual agreements, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) 810-10, Consolidation (formerly referred to as Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51).
(4) Significant risks and uncertainties
The Group participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: i) changes in the overall demand for services and products; ii) changes in business offerings; iii) competitive pressures due to new entrants; iv) advances and new trends in new technologies and industry standards; v) changes in bandwidth suppliers; vi) changes in certain strategic relationships or customer relationships; vii) regulatory considerations; viii) copyright regulations; and ix) risks associated with the Group’s ability to attract and retain employees necessary to support its growth.
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

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
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
From January 1, 2009, the Company adopted ASC 805 (formerly referred to as SFAS No. 141 (revised 2007), “Business combinations”). Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations (For periods prior to January 1, 2009, contingent consideration was not recorded until the contingency was resolved) and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests (Prior to January 1, 2009, any non-controlling interest was reflected at historical cost) and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.
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
From January 1, 2009, following the adoption of the authoritative guidance on non-controlling interests, previously issued as SFAS No.160, “Non-controlling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”), now codified as ASC 810, Consolidation, the Company also renamed minority interests to non-controlling interests and reclassified it on the consolidated balance sheet from the mezzanine section between liabilities and equity to a separate line item in equity except for the redeemable securities that are subject to the guidance in ASC 268 (formerly referred to as EITF Topic D-98, “Classification and Measurement of Redeemable Securities”). The Company also expanded disclosures in the consolidated financial statements to clearly identify and distinguish the interests of the Company from the interests of the non-controlling owners of its subsidiaries. Consolidated net income is adjusted to include net income attributed to the non-controlling interest and consolidated comprehensive income is adjusted to include comprehensive income attributed to the non-controlling interest. The Company has applied the presentation and disclosure requirements retrospectively for all periods presented.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
(7) Foreign currency translation
The functional currency and reporting currency of the Company is the United States dollar (“U.S. dollar”). The Company’s subsidiaries and VIEs, with the exception of its subsidiaries of Seed Music Co., Ltd and Profita Publishing Limited, use Renminbi (“RMB”) as their functional currency. From January 1, 2009, the Company consolidated Seed Music into its consolidated financial statements upon consummation of the acquisition. Seed Music Co., Ltd and Profita Publishing Limited, the subsidiaries of Seed Music Co., Ltd., which was disposed in August 2010 (Note 2(1)), mainly operate in Taiwan and use Taiwan dollar (“TWD”) as their functional currency.
Assets and liabilities of the Company’s subsidiaries and VIEs are translated at the current exchange rates quoted by the Federal Reserve Bank of New York in effect at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to USD. Translation adjustments resulting from foreign currency translation to reporting currency are reported as cumulative translation adjustments and recorded in accumulated other comprehensive income (loss) in the consolidated statements of changes in equity for the years presented.
Transactions denominated in currencies other than RMB or TWD functional currencies are translated into the functional currencies at the exchange rates quoted by the People’s Bank of China or the Central Bank of the Republic of China (Taiwan) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the applicable exchange rates quoted by the People’s Bank of China or the Central Bank of the Republic of China (Taiwan) at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive loss.
In 2008 the Company incurred losses of $8,990,067 following the conversion into Euros and subsequent conversion back into U.S. dollars of a significant portion of the Company’s U.S. dollar deposits arising from the high volatility in the currency markets.
RMB is not fully convertible into U.S. dollars. The rate of exchange for the U.S. dollar quoted by the Federal Reserve Bank of New York was RMB 6.8259 on December 31, 2009 and 6.6000 on December 31, 2010, respectively.
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
(10) Allowances for doubtful accounts
The Company determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected by taking into account of an aging analysis of the accounts receivable balances, historical bad debt records, repayment patterns in the prior year and other factors such as the policies of operators and financial condition of the customer.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
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
The Company continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. Impairment loss amounting to $1.9 million was recorded in the year ended December 31, 2008 (Note 8). No impairment was provided during the years ended December 31, 2009 and 2010.
(13) Property and equipment, net
Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Furniture and office equipment	3~5 years
Motor vehicles	5 years
Telecommunications equipment	3~5 years
Leasehold improvements	Lesser of original lease term or estimated useful life
Expenditures for maintenance and repairs are expensed as incurred. Gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
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
(15) Video production and acquisition costs and licensed video copyrights
The Company contracts for the production, self produces and acquisition of videos and owned the video copyright to exhibit on its websites since the acquisition of Ku6. The Company also licensed videos to exhibit on its websites since the acquisition of Ku6.
Video production and acquisition costs
Following the guidance under ASC 926-20-25, video production (which mainly include direct production costs and production overhead) and acquisition costs are capitalized, if the capitalization criteria was met, and stated at the lower of unamortized cost or estimated fair value.
With respect to production and acquisition costs, until the Company can establish estimates of secondary market revenues, capitalized costs for each video produced are limited to the amount of revenues contracted for that video. The costs in excess of revenues contracted for that video are expensed as incurred on an actual basis, and are not restored as assets in subsequent periods. Once the Company can establish estimates of secondary market revenues in accordance with ASC 926-20-35-5(b), it capitalizes subsequent film costs.
Capitalized video production costs are amortized in accordance with the guidance in ASC 926-20-35-1 using the individual-film-forecast-computation method, based on the proportion of the revenues earned in a period to the estimated remaining unrecognized ultimate revenues as of the beginning of that period. The Company estimates total revenues to be earned (“ultimate revenues”) throughout the life of a video. Ultimate revenue estimates for the produced or acquired videos are periodically reviewed and adjustments, if any, will result in changes to amortization rates. Estimates used in calculating the fair value of the self produced content are based upon assumptions about future demand and market conditions. The capitalized costs are subject to assessment for impairment in accordance with ASC 926-20-35-12 to 35-18, if an event or change in circumstances indicates that the fair value is less than its unamortized costs.
During the year ended December 31, 2010, video production and acquisition costs did not meet the criteria for capitalization and as a result all the video production costs have been expensed as incurred.
Licensed video copyrights
The licensed video copyrights are amortized over their respective licensing periods.
The licensed video copyrights are carried at the lower of amortized cost or net realizable value. Under the net realizable value approach, the Company determines the expected cash inflows that are directly attributed to the contents s which comprise of the expected revenues directly attributable to the content less the direct costs to deliver the content to derive the net realizable value of the asset. The Company writes down the carrying value of the licensed content if the estimated net future direct cash inflows from the licensed video copyrights over the licensing period are lower than the carrying amount.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
The amortization period of the licensed video copyrights mainly range from 1 to 3 years during the year ended December 31, 2010. Amortization and write-down expense for the year ended December 31, 2010 was $8,012,252 and $7,739,562, respectively.
(16) Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable assets acquired and liabilities assumed as a result of the Company’s acquisitions.
The Company tests goodwill for impairment by reporting unit on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount. The Company performs a two-step goodwill impairment test. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. As discussed in Note 9, impairment provisions relating to goodwill amounting to approximately $2.7 million and $3.6 million were recognized in the discontinued operations (Note 2(1)) in the year ended December 31, 2008 and 2009, respectively. No goodwill impairment was recognized in the year ended December 31, 2010.
(17) Impairment of long-lived assets
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments are utilized, the timing or the amount of the impairment charges could be different. As discussed in Note 7, impairment provisions relating to intangible assets amounting to approximately $2.9 million and $3.5 million were recognized in the year ended December 31, 2008 and 2009, respectively, included in discontinued operations. No impairment incurred during the year ended December 31, 2010.
(18) Financial instruments
Financial instruments include cash and cash equivalents, short term investments, accounts receivable, prepayments and other current assets, amount due from/to related parties, accounts payable and accrued expenses and other current liabilities. As of December 31, 2009 and 2010, their carrying values approximated their fair values because of their generally short maturities. There are no other financial assets or liabilities that are being measured at fair value at December 31, 2009 and 2010 except for the contingent consideration in relation to the acquisition of Seed Music (Note 3) in January 2009 and disposed in August 2010 (Note 2(1)), which is recorded at fair value and classified within Level 3 of the fair value hierarchy.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
(19) Revenue recognition and cost of revenues
In accordance with ASC 605, Revenue Recognition, the Group recognizes revenues when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred and collectability is reasonably assured. Revenues are recorded net of sales taxes.
Wireless value-added services (discontinued operations (Note 2(1))
Wireless value-added service revenues were derived from providing personalized media, games, entertainment and communication services to mobile phone and personal handy phone (collectively “mobile phones”) customers of the various subsidiaries of the three major Chinese operators of telecommunication networks, China United Telecommunications Corporation (“China Unicom”), China Mobile Communications Corporation (“China Mobile”) and China Telecommunications Corporation (collectively, the “Telecom Operators”). Fees for these services, negotiated by a network service agreement with the Telecom Operators and indicated in the message received on the mobile phone, were charged on a per-use basis or on a monthly subscription basis, and vary according to the type of services delivered.
The Company contracted with the Telecom Operators for the transmission of wireless services as well as for billing and collection services. The Telecom Operators provided the Company with a monthly statement that represents the principal evidence that service had been delivered and triggered revenue recognition for a substantial portion of the Company’s revenue. In certain instances, when a statement was not received within a reasonable period of time, the Company made an estimate of the revenues and cost of services earned during the period covered by the statement based on its internally generated information, historical experience and/or other assumptions that were believed to be reasonable under the circumstances.
The Company measured its revenues based on the total amount paid by mobile phone customers, for which the Telecom Operators bill and collect on the Company’s behalf. Accordingly, the service fee paid to the Telecom Operators was included in the cost of revenues. In addition, in respect of 2G services, the Telecom Operators charged the Company a network fee based on a per message fee, which varies depending on the volume of messages sent in the relevant month, multiplied by the excess of messages sent over messages received. These network fees were likewise retained by the Telecom Operators and were reflected as cost of revenues. The cost of revenues also included fees paid to content providers and marketing partners, maintenance costs related to equipment used to provide the services, bandwidth leasing charges and data center services, alternative channels, media and related Internet costs, operator imposed penalty charges, and certain distribution costs.
The Company evaluated its cooperation arrangements with the Telecom Operators to determine whether to recognize the Company’s revenues on a gross basis or net of the service fees and net transmission charges paid to the Telecom Operators. The Company’s determination is based upon an assessment of whether it acted as a principal or agent when providing its services. The Company had concluded that it acts as principal in the arrangement. Factors that support the Company’s conclusion mainly included:
•	the Company was the primary obligor in the arrangement;
•	the Company was able to establish prices within price caps prescribed by the telecommunications operators to reflect or react to changes in the market;
•	the Company determined the service specifications of the services it will be rendering;
•	the Company was able to control the selection of its content suppliers; and
•
the Telecom Operators usually would not pay the Company if users couldnot be billed or if users did not pay the Telecom Operators for services delivered and, as a result, the Company bears the delivery and billing risks for the revenues generated with respect to its services.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
Based on these factors, the Company believed that recognizing revenues on a gross basis was appropriate. However, as noted above, the Company’s reported revenues were net of bad debt charges that had been deducted by the Telecom Operators.
Recorded Music (discontinued operations (Note 2(1))
The Company was in the business of artist development music production, offline music distribution and online distribution through wireless value-added services and the Internet. Recorded music revenues were derived from live performances, corporate sponsorship and advertising, online and wireless sales, and offline CD sales
The Company generated revenues from the sale of CDs either by providing the CD master to a distributor or by directly arranging for the volume production and subsequent wholesale of the CDs. In the former case, the Company received a fixed fee, had no further obligations and recognized the fee as revenue when the master CD was provided. In the latter case, the Company shipped the produced CDs to retail distributors and recognized wholesale revenues at the time of shipment less a provision for future estimated returns.
The Company recognized artist performance fees and corporate sponsorship or marketing event fees once the performance or the service had been completed. In accordance with the relevant accounting standards for revenue recognition, corporate sponsorship arrangements involving multiple deliverables are broken into single-element arrangements using residual method for revenue recognition purpose. The Company recognized revenue on the service elements delivered and deferred the recognition of revenue for larger of the contractual cash holdback or the fair value of the undelivered service elements until the remaining obligations had been satisfied. The Company determined the fair value of undelivered service elements based on the price charged for the similar performance or marketing events on a standalone basis. Where the Company acted as the primary obligor in the transaction, revenues were recorded on a gross basis. Where the Company was considered an agent or where the artists separately contract with the event organizer, revenues were recorded on a net basis.
The Company licensed its music to third parties for guaranteed minimum royalty payments and normally received non-refundable upfront licensing fees. In such cases the Company recognized revenue on a straight-line basis over the license period and unrecognized revenues were included in liabilities. When the contract provides for additional payments if revenues exceed the minimum amount guaranteed, such amounts were included in revenues when the Company was notified of its entitlement to additional payments.
The Company incurred costs in producing CD masters, volume CD production, artist and songwriter royalties based on certain percentage of the revenue, and royalties payable to other parties for the use of their work. The cost of record masters and volume CD productions, and royalties paid in advance were recorded in prepaid expenses and other current assets when the sales of the recording were expected to recover the cost and amortized as expenses over the revenue generating period, typically within one year. The decision to capitalize an advance to an artist, songwriter or other party requires significant judgment as to the recoverability of these advances. Advances for royalties and other capitalized costs were regularly assessed for recoverability. The costs of ongoing royalties relating to the live performance, corporate sponsorship and advertising, online and wireless sales and offline CD sales to retail distributors were recognized as incurred.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
Online advertising services
The Group’s revenues are derived principally from online brand advertising arrangements, where the advertisers pay to place their advertisements on the Company’s online video platform in different formats. Such formats generally include banners, buttons, links, pre-roll or post-roll video advertisements.
Advertisements on the Company’s online video platform are charged either based on the agreed number of clicks per day over the agreed period or on per day basis. In the first case, the delivery of service occurs when users click on the videos clips. In the latter case, the delivery is not linked to displays, but occurs as the advertisement is hosted each day.
All the Company’s revenue arrangements involve multiple element deliverables that may include placements of different types of advertisements, which are accounted for using the guidance under ASC 605-25 “Multiple Element Arrangements”.
The Group sells the advertising services over a broad price range and there is a lack of objective and reliable evidence of fair value for each deliverable included in the arrangement. Therefore for the arrangements that all the elements are not delivered in a uniform pattern over the agreement period, the Group treats all elements of advertising contracts as a single unit of accounting for revenue recognition purposes and recognizes the revenues on the completion of delivery of all the elements involved in the arrangements. When all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized ratably over the contract period.
The Group makes a credit assessment of the customer to assess the collectability of the contract amounts prior to entering into contracts. For those contracts for which the collectability was assessed as not reasonably assured, the Group recognizes revenue only when the cash was received and all revenue recognition criteria were met.
The majority of the revenue arrangements are contracted with advertising agencies and the Group provides cash incentives in the form of rebate to these advertising agencies based on volume and performance, and accounts for such incentives as a reduction of revenue in accordance with ASC 605-50-25 (Formerly referred to as EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer). The cash incentives to third-party advertising agencies in the year ended December 31, 2010 was $5,440,054.
Cost of advertising revenues consist primarily of employee costs associated with the platform operation and share based compensation, depreciation expenses, internet bandwidth leasing costs, video production cost, amortization and write-down of licensed video copyright.
Business tax and related surcharges
The Group’s subsidiaries and VIE subsidiaries are subject to business tax and related surcharges and value-added tax on the revenues earned for services provided in the PRC. The applicable business tax rate varies from 3% to 5% for the WVAS and recorded music services except for the offline CD distribution and the rate of value added tax is 13% on revenues from offline CD distribution. The applicable business tax rate for advertising business is 5% based on the gross advertising revenue before deducting the advertising agencies rebate. In the accompanying consolidated statements of operations, business tax and related surcharges for revenues derived from wireless value-added services and recorded music revenues and advertising revenues are deducted from gross revenues to arrive at net revenues when incurred.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
(20) Product development expenses
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
(21) General and administrative expenses
General and administrative expenses consist primarily of salary and benefits for general management, finance and administrative personnel, bad debt provision, depreciation, amortization and impairment of intangible assets, professional service fees, share-based compensation, and other expenses.
(22) Sales and marketing
Sales and marketing expenses consist primarily of the sales and marketing personnel payroll compensation and related employee costs, sales commission paid to the sales team and the third parties, advertising and market promotion expenses, office rental and other overhead expenses incurred by the Group’s sales and marketing personnel.
(23) Advertising costs
The Company expenses advertising costs as incurred. Total advertising expenses were $5,895,995, $4,191,045 and $210,987 for the years ended December 31, 2008, 2009 and 2010, respectively, and have been included in selling and marketing expenses and cost of revenues in discontinued operations. Total advertising expenses were nil, $153,633 $6,086,030 for the year ended December 31, 2008, 2009 and 2010, respectively, and have been included in selling and marketing expenses of continuing operations.
(24) Stock-based compensation
The Company adopted ASC 718 “Stock Compensation” (formerly referred to as Statement of Financial Accounting Standard 123(R) (“SFAS123(R)”), which requires all share-based payments to employees and directors, including grants of employee stock options and restricted shares, to be recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. The valuation provisions of ASC 718 apply to awards granted after the adoption of ASC 718, to awards granted to employees and directors before the adoption of ASC 718 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period if actual forfeitures differ from initial estimates.
In accordance with ASC 718, the Company has recognized share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with graded vesting features and service conditions only and using the graded-vesting attribution method for awards with graded vesting features and performance conditions. See Note 16 for further information on stock-based compensation.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
(25) Leases
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
(26) Taxation
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
ASC 740-10-25 (formerly referred to as Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”) prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company did not incur any interest or penalties related to potential underpaid income tax expenses, and also does not expect to have a significant unrecognized tax benefits within 12 months from December 31, 2009 and 2010.
(27) Statutory reserves
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

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. No appropriations were made during the year ended December 31, 2008, 2009 and 2010. There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Company does not do so.
(28) Contingency
In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. See Note 21.
(29) Loss per share
Basic net loss attributable to the Company’s ordinary shareholders’ per share is computed by dividing net loss attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted net loss attributable to the Company’s ordinary shareholders’ per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of stock options for the purchase of ordinary shares and the settlement of restricted share units and are accounted for using the treasury stock method. Potential ordinary shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.
(30) Comprehensive loss
Comprehensive loss is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, consists of cumulative foreign currency translation adjustment.
(31) Recent accounting pronouncements
In October 2009, the Financial Accounting Standards Board (“FASB”) issued new guidance on “revenue recognition for arrangements with multiple deliverables and certain revenue arrangements that include software elements.” By providing another alternative for determining the selling price of deliverables, the guidance for arrangements with multiple deliverables will allow companies to allocate consideration in multiple deliverable arrangements in a manner that better reflects the transaction’s economics and will often result in earlier revenue recognition. The new guidance modifies the fair value requirements of previous guidance by allowing “best estimate of selling price” in addition to vendor-specific objective evidence (“VSOE”) and other vendor objective evidence (“VOE,” now referred to as “TPE,” standing for third-party evidence) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted under the new guidance. The new guidance for certain revenue arrangements that include software elements removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance, resulting in the recognition of revenue similar to that for other tangible products. The new guidance is effective for fiscal years beginning on or after June 15, 2010. However, companies may adopt the guidance as early as interim periods ended September 30, 2009. The guidance may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. The Company has not early adopted the new guidance and does not expect the adoption of the new guidance will have a significant effect on its consolidated financial statements.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
In December 2010, FASB issued revised guidance on “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” The revised guidance specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.
In December 2010, FASB issued revised guidance on the “Disclosure of Supplementary Pro Forma Information for Business Combinations.” The revised guidance specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company has not early adopted the new guidance and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.
3. BUSINESS COMBINATIONS
(a) 2010 acquisition
On January 18, 2010, the Company completed the acquisition of Ku6 and its subsidiaries and VIEs, a leading online video portal in China, pursuant to the share purchase agreement entered into by and among Hurray!, Ku6 and the shareholders of Ku6 dated as of November 26, 2009 by issuing an aggregate of 723,684,204 ordinary shares, of which 44,438,100 will replace the options issued by Ku6 and immediately vest without substantive future service requirement. After the completion of this acquisition, the Company owned 100% of equity interests of Ku6 and its subsidiaries and VIEs. The total fair value of the shares issued approximates $28.9 million based on the share price on the closing date and the difference amounting to $1,284,766 between the fair value of the 44,438,100 shares issued and the fair value of options issued by Ku6 at acquisition date attributable to the pre-combination portion was recorded as share based compensation expense in the consolidated statement of operations and other comprehensive loss. Since the Company has unilateral control of Ku6, the Company started to consolidate the financial statements of Ku6 from February 1, 2010.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition and the purchase price allocation.

Total purchase price:
Ordinary shares issued to acquired all of the outstanding shares of Ku6	27,101,920
Ordinary shares issued to replace the options issued by Ku6	1,773,080
Share based compensation related to post combination portion	(1,284,766)

27,590,234

		Amortization period
Aggregate purchase price allocation —Ku6:
Cash and cash equivalents	329,743
Account receivables	3,264,513
Other current assets	811,845
Acquired intangible assets:
Trademark	24,901,940	20 years
Software technology	2,197,230	7 years
Customer base	1,464,820	5 years
Non-current deferred tax liability	(4,826,059)
Goodwill	6,232,770
Property and equipment, net	3,652,599
Other non-current assets	937,485
Current liabilities	(11,376,652)

Total	27,590,234

Total identifiable intangible assets acquired upon consolidation, mainly including trademark, software technology and customer base, which have the weighted average amortization period of 18.2 years.
Goodwill primarily represents the expected synergies from combining operations of the Company and Ku6, which are complementary in a way to each other, and any other intangible benefits that would accrue to the Company that do not qualify for separate recognition. Such goodwill is not deductible for tax purposes. The fair value of intangible assets was measured primarily by income approach taking into consideration of the historical financial performance and estimates of future performance of Ku6’s business.
Ku6 is subject to claims and litigations, which may arise in the normal course of business. As of and subsequent to the acquisition date on January 18, 2010, Ku6 was involved in a number of cases in various courts and arbitrations. These cases are substantially related to alleged copyright infringement arising before the acquisition. Accordingly liabilities from contingencies assumed of $1,631,359 in relation to those cases have been recognized in the current liabilities upon acquisition. The compensation amount was based on judgments handed down by the court and out-of-court settlements or management’s best estimation based on the historical actual compensation amount in recent years and the advice from PRC counsel. There are no accruals for any additional losses related to unasserted claims as there was no manifestation of claims and the amount cannot be reasonably estimated.
The Company completed its acquisition of Ku6 on January 18, 2010 and began to consolidate the financial statements of Ku6 upon unilateral control from February 1, 2010. The amount of Ku6’s consolidated revenue and net loss for the eleven months ended December 31, 2010 included in the statements of operations and comprehensive loss was $14,101,171 and $45,165,985.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
The following unaudited pro forma consolidated financial information reflects the results of operations for the year ended December 31, 2009 and 2010, as if the acquisitions of Ku6 had occurred as of January 1, 2009 and 2010, and after giving effect to purchase accounting adjustments primarily relating to the amortization of intangibles. The following pro forma financial information has been prepared for comparative purpose only and is not necessarily indicative of the results that would have been had the acquisitions been completed at the beginning of the period presented, nor is it indicative of future operating results:

	Year Ended	Year Ended
	December 31, 2009	December 31, 2010
	(unaudited)	(unaudited)
Net revenues	7,261,708	16,787,493
Net loss attributable to Ku6 Media Co., Ltd.	(35,258,520)	(56,033,640)
Loss per ADS- Basic and Diluted:	(1.61)	(1.81)
The pro forma net loss for the year ended December 31, 2009 and 2010 includes $1,851,951 and $1,851,951 for the amortization of identifiable intangible assets arising from acquisition of Ku6.
(b) 2009 acquisition
Acquisition of Seed Music Group Limited (disposed in August 2010 and presented in discontinued operation (Note 2(1))
In September 2008, the Company entered into a definitive agreement to acquire, through Hurray! Media Co., Ltd, a controlling stake in Seed Music Group Limited (“Seed Music”) and its subsidiaries including Seed Music Co., Ltd., Profita Publishing Limited and Leguan Seed (Beijing) Culture Consulting Co., Ltd. (collectively referred to as “Seed Music Group”), a Taiwan based company that focuses on artist development, music production and offline music distribution in Asia Pacific, especially in China. The Company paid an advance of $1,907,400 to the selling shareholders to acquire approximately 47.58% equity interest of Seed Music in 2008 and such payment was recorded as prepaid acquisition cost as of December 31, 2008 as this transaction had not closed as of that date. Concurrent with this transaction, the Company subscribed for an additional 7,813 shares, representing a 13.5% ownership interest, from Seed Music for $600,038 in 2008, which was recorded as an investment at cost at December 31, 2008, as that portion of the transaction had been consummated by that date. The acquisition of the 47.58% equity interest was completed and the Company began to consolidate Seed Music on January 1, 2009. The Company’s total ownership in Seed Music is 61.08% after the closing of the acquisition and subscription of Seed Music shares.
According to the agreements, there are further contingent payments based on Seed Music’s operating performance. The contingent payments will be paid in cash if Seed Music exceeds the performance target. If not, the selling holders are obligated to transfer certain Seed Music’s shares or make cash payments to the Company. Such contingent payments are recorded as contingent consideration based on the fair value of $352,217, which is classified within Level 3 of fair value hierarchy and measured on a recurring basis (Note 10). The contingent consideration was settled by June 30, 2010. As the actual performance of Seed Music has not met the specified earnings objectives, the Company was not required to make any further payment.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
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

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
The Company completed its acquisition of Seed Music on January 1, 2009 and began to consolidate Seed Music Group’s consolidated financial statements from then on. The amount of Seed Music Group’s revenue and net loss for the year ended December 31, 2009 included in the statements of operations and comprehensive loss was approximately $6.7 million and $1.0 million. Total net loss attributable to redeemable non-controlling interest was $1,198,591. As of December 31, 2009, the balance of redeemable of non-controlling interest was reduced to $370,870 as a result of share of loss and after giving effect to impact of foreign currency translation.
(c) 2008 acquisition
No acquisition was made by the Company in 2008.
4. DISCONTINUED OPERATIONS
Disposal of WVAS and recorded music businesses
In May 2010, the Company disposed Huayi Music to Huayi Media for RMB34,450,000 (equivalent to $5,045,754) in cash and in August 2010, the Company disposed all of its WVAS and remaining recorded music businesses to Shanda for $37,243,904 in cash. See Note 2(1).
A summary of the major financial information for the discontinued operations of WVAS and recorded music businesses as of August 31, 2010 and for the years ended December 31, 2008, 2009 and eight months ended August 31, 2010 is set out below:

August 31, 2010

Current assets:
Cash	24,948,577
Accounts receivable, net of allowance	5,402,738
Prepaid expenses and other current assets	2,610,863

32,962,178

Non-current assets:
Property and equipment, net	943,258
Intangible assets	766,847
Goodwill	1,998,821
Other non-current assets	300,532

4,009,458

Current liabilities:
Accounts payable	4,337,542
Accrued expenses and other current liabilities	7,034,894

11,372,436

Non-current liabilities:
Non-current deferred tax liabilities	186,528
Other non-current liabilities	12,322

198,850

Non-controlling interests and redeemable non-controlling interest:	1,717,533

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)

	Year ended	Year ended	Eight months ended
	December 31, 2008	December 31, 2009	August 31, 2010

Total net revenues	53,958,400	34,642,295	14,844,408
Loss from operations	(5,879,157)	(21,054,774)	(3,460,316)
Income tax benefit (expense)	(486,250)	(234,286)	25,584
Net loss	(7,743,284)	(21,778,174)	(3,382,438)
Less: Net loss attributable to the non-controlling interests and redeemable non-controlling interest	337,455	4,182,875	243,666

Net loss from discontinued operations, net of tax	(7,405,829)	(17,595,299)	(3,138,772)
Gain from disposal of Huayi Music	—	—	4,486,786

Total net (loss) income from discontinued operations	(7,405,829)	(17,595,299)	1,348,014

Disposal of software and systems integration business
In 2007, the Company signed an agreement to sell its software and systems integration (“SSI”) business unit, Hurray! Times, to a subsidiary of Taiwan Mobile, a former shareholder of Hurray!. With this sale the Company was able to focus on its music and other entertainment services. The business was disposed on August 1, 2007, when the acquiring company took over the management and risks of this business. The consideration of the sale is approximately $4,816,837. Of the total consideration, $1,425,645 is contingent upon the receipt of the accounts receivable of the SSI business as of August 1, 2007. As of the date of the disposal, there were significant uncertainties with regards to the collectability of the outstanding accounts receivable balance. In addition, the Company is entitled to further payments if the performance of the business sold exceeds specified profit targets in 2007, 2008 and 2009. As the SSI business did not achieve the specified profit target for 2007, 2008 and 2009, no additional consideration was received in respect of these years.
Gains from disposal of the SSI are recognized based on payment to the Company by the purchaser of their collection of the accounts receivable. In 2008, the Company received $412,530 in respect of the accounts receivable and recorded as a gain in 2008. At December 31, 2008, approximately 79% of trade receivables for SSI business had been collected. Under the terms of the sale after December 31, 2008 any collections of the remaining balance of the trade receivables will not be refunded to the Company. In the first quarter of 2009, the Company received a further $221,899 in respect of amounts collected by the purchaser before December 31, 2008 and this has been recorded as a gain in 2009. By the end of April 2009, all of the consideration and trade receivables the Company is entitled from Taiwan Mobile had been collected.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
5. PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of:

	December 31, 2009	December 31, 2010

Staff advances and other receivables	387,710	1,028,156
Advances to suppliers	700,569	454,273
Prepaid licensing fee of video copyright	—	1,722,608
Prepaid expenses	396,436	282,290
Prepaid artist costs	405,570	—

	1,890,285	3,487,327

6. PROPERTY AND EQUIPMENT, NET
Property and equipment, net, consist of:

	December 31, 2009	December 31, 2010

Furniture and office equipment	3,303,822	1,208,434
Motor vehicles	336,778	—
Telecommunications equipment	3,630,903	10,627,167
Leasehold improvements	776,639	1,368,677

	8,048,162	13,204,278
Less: accumulated depreciation and amortization	(6,576,430)	(5,200,804)

	1,471,732	8,003,474

Depreciation expense for the years ended December 31, 2008, 2009 and 2010 was $990,072, $881,633 and $3,265,975, respectively.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
7. ACQUIRED INTANGIBLE ASSETS, NET

	December 31, 2010
	Gross carrying	Accumulated	Intangible assets	Net carrying
	amount	amortization	impairment	amount
Online advertising segment:
Amortizable intangible assets
Software technology	823,273	425,358	—	397,915
Trademark	24,901,940	1,141,339	—	23,760,601
Technology	2,197,230	287,733	—	1,909,497
Customer list	1,464,820	268,550	—	1,196,270

	29,387,263	2,122,980	—	27,264,283

	December 31, 2009 (Adjusted) (Note 2(1))
	Gross carrying	Accumulated	Intangible assets	Net carrying
	amount	amortization	impairment	amount
WVAS segment:
Amortizable intangible assets
WVAS licenses	518,114	400,847	117,267	—
Customer agreements with Telecom Operators	2,849,884	780,129	2,069,755	—
Non-compete agreements	988,882	355,413	633,469	—
Business transaction codes	196,897	164,081	32,816	—
Platform	473,784	434,427	39,357	—
Software	95,226	95,226	—	—
Trademarks	174,336	9,685	164,651	—

	5,297,123	2,239,808	3,057,315	—

Recorded music segment:
Amortizable intangible assets
Artist contracts	6,700,617	2,653,318	3,840,082	207,217
Copyrights	698,055	552,944	145,111	—
Exclusive WVAS agreements	584,873	66,925	478,590	39,358
Exclusive copyright agreements	12,543	11,498	1,045	—
WVAS contracts	249,845	249,845	—	—
Non-compete agreements	318,724	38,102	211,135	69,487
Software	6,431	4,431	—	2,000
Trademarks	2,264,634	176,610	1,324,124	763,900

	10,835,722	3,753,673	6,000,087	1,081,962

Online advertising segment:
Amortizable intangible assets
Software technology	823,273	260,704	—	562,569

	16,956,117	6,254,185	9,057,401	1,644,531

Amortization expense for the years ended December 31, 2008, 2009 and 2010 was $2,337,726, $916,763 and $2,000,237, respectively.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
During the third quarter of 2008, the Company performed impairment testing for the music business, which was subsequently disposed in 2010, due to the continued challenging business conditions and reduction in number of concerts and other music events because of the focus on the Olympic Games in Beijing. This resulted in a $2,460,467 write-down of the intangible assets mainly related to artist contracts, which was included in the discontinued operations. The Company again performed impairment testing at December 31, 2008 and recorded a write-down of $390,247 for the intangible assets mainly related to the trademark and customer agreements with Telecom Operators of WVAS segment for the year ended December 31, 2008 which was included in the discontinued operations.
During the second quarter of 2009, the Company performed impairment testing for the music business due to significantly lower than expected performance as a result of the continued challenging business conditions, reduction in number of concerts and other music events. This resulted in a $3,542,071 write-down of the intangible assets mainly related to the artist contracts and trademarks, which was included in the discontinued operations.
No impairment was provided for the acquired intangible assets in 2010.
Assuming no subsequent impairment of the identified intangible assets recorded as of December 31, 2010, amortization expenses for the net carrying amount of intangible assets is expected to be as follows in future years. If the Company acquires additional intangible assets in the future, the operating expenses or cost of revenue will be increased by the amortization of those assets.

2011	2,016,612
2012	2,016,612
2013	1,920,571
2014	1,851,960
2015 and later	19,458,528

27,264,283

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
The Company regularly evaluates the impairment of the equity method investment based on performance and the financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in the statement of operations equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment. The Company recorded an other-than-temporary impairment charge totaling $1,870,897 for the year ended December 31, 2008. No impairment charges were recorded during the year ended December 31, 2009. As of December 31, 2009, the investment in New Run has reduced to nil as a result of share of loss and impairment charges and after giving effect to impact of foreign currency translation. The investment in New Run was also disposed in August 2010 (Note 2(1)).

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
9. GOODWILL

		Recorded	Online
Gross amount of goodwill	WVAS	Music	Advertising	Total
Balance as of January 1, 2009	41,910,021	5,313,132	—	47,223,153

Goodwill arising from acquisitions during the year	—	2,535,523	—	2,535,523
Effect of exchange rate changes	(19,630)	—	—	(19,630)

Balance as of December 31, 2009	41,890,391	7,848,655	—	49,739,046
Goodwill arising from acquisitions during the year	—	—	6,232,770	6,232,770
Goodwill contributed by Shanda	—	—	663,570	663,570
Goodwill transferred out due to disposal	(42,148,288)	(7,848,655)	—	(49,996,943)
Effect of exchange rate changes	257,897	—	—	257,897

Balance as of December 31, 2010	—	—	6,896,340	6,896,340

		Recorded	Online
Accumulated goodwill impairment	WVAS	Music	Advertising	Total
Balance as of January 1, 2009	(41,910,021)	(2,156,497)	—	(44,066,518)

Goodwill impairment	—	(3,592,933)	—	(3,592,933)
Effect of exchange rate changes	19,630	65	—	19,695

Balance as of December 31, 2009	(41,890,391)	(5,749,365)	—	(47,639,756)

Goodwill impairment	—	—	—	—
Impairment transferred out due to disposal	42,148,288	5,749,365	—	47,897,653
Effect of exchange rate changes	(257,897)	—	—	(257,897)

Balance as of December 31, 2010	—	—	—	—

Net carrying amount as of December 31, 2009	—	2,099,290	—	2,099,290

Net carrying amount as of December 31, 2010	—	—	6,896,340	6,896,340

Goodwill arose from the business combination completed in year 2010 has been allocated to the respective reporting unit of the Group. ASC 350 requires that the goodwill impairment assessment be performed at the reporting unit level.
In 2008 the Company performed a goodwill impairment test in the third quarter and determined that the goodwill allocated to recorded music segment was impaired, thus necessitating a charge of $1,710,000, which was included in the discontinued operations, due to the continued challenging business conditions and reduction in number of concerts and other music events because of the focus on the Olympic Games in Beijing, coupled with the decline in the market price of the Company’s common stock. The Company re-evaluated the goodwill impairment at its annual goodwill impairment test at December 31, 2008 and recorded a further impairment charge of $446,497 related to goodwill allocated to recorded music segment. During the annual goodwill impairment test at December 31, 2008, the Company also determined that its WVAS segment was impaired due to the continued operation losses, thus necessitating a charge of $518,714, which was included in the discontinued operations.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
Due to the significantly lower than expected performance as a result of the continued challenging business conditions, reduction in number of concerts and other music events, the Company performed a goodwill impairment test in 2009 and determined that the goodwill allocated to recorded music segment was impaired, thus necessitating a charge of $3,592,933, which was included in the discontinued operations.
In December 2010, the Company performed an impairment test at reporting unit level relating to goodwill from acquisitions and concluded that there was no impairment as to the carrying value of goodwill as of December 31, 2010 given the market capitalization of the Company was much higher than the Company’s net book value. The Company tests goodwill annually for impairment or more frequently whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable.
In January 2009, the Company implemented the accounting and disclosure requirements of ASC 820 related to non-financial assets and liabilities that are re-measured at fair value on a non-recurring basis. When available, the Company uses observable market data, including pricing on recent closed market transactions, to determine the fair value of the reporting units and compare with carrying amount of the reporting units to assess any goodwill impairment. The fair value of reporting units was determined based on the market capitalization of the respective entities as of the valuation date. When there is little or no observable market data, the Company measures the fair value of each reporting unit primarily using the income approach and using the market approach as a validation of the value derived from income approach. The market approach included using financial metrics and ratios of comparable public companies. When the goodwill was determined to be impaired, the Company uses income approach including discounted cash flow model for each reporting unit and unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the related industry to determine the amount of any impairment.
10. FAIR VALUE MEASUREMENTS
As of December 31, 2009 and December 31, 2010, the carrying amount of the Company’s cash and short term investments approximates their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximates their market value based on their short-term maturities. There are no other financial assets or liabilities that are being measured at fair value on a recurring basis except for the contingent consideration in relation to the acquisition of Seed Music Group Limited (“Seed Music”) (Disposed in August 2010 (Note 2(1) and Note 4), which is classified within level 3. As of December 31, 2009, the fair value of the contingent receivable in relation to the acquisition of Seed Music was zero.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
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

Fair Value Measurements
Using Significant
Unobservable Inputs
(Level 3)
Contingent consideration
Balance as of January 1, 2009	—
Contingent consideration recognized as of acquisition date	(352,217)
Change in fair value of contingent consideration	550,092
Impairment provision	(197,875)

Balance as of December 31, 2009	—
Change in fair value of contingent consideration	—
Transferred out due to disposal	—
Balance as of December 31, 2010	—

In January 2009, the Company implemented ASC 820 for nonfinancial assets and liabilities that are re-measured at fair value on a non-recurring basis. Nonfinancial assets such as goodwill and intangible assets are measured at fair value when there is an indicator of impairment and recorded at fair value only when impairment is recognized. In the second quarter of 2009, the Company provided impairment loss of $3.5 million for the acquired intangible assets and $3.6 million for the goodwill allocated to recorded music segment, which was disposed in 2010 and were measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3).
The Company tests its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of a long-lived asset may not be recoverable. The Company measures the fair value of long-lived assets based on an in-use premise using the discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the music industry. See Note 7 to the Consolidated Financial Statements for additional information of the impairment provision relating to the acquired intangible assets.
The Company tests goodwill annually for impairment or more frequently whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. When available, the Company uses observable market data, including pricing on recent closed market transactions, to determine the fair value of the reporting units and compare with carrying amount of the reporting units to assess any goodwill impairment. The fair value of reporting units was determined based on the market capitalization of the respective entities as of the valuation date. When there is little or no observable market data, the Company measures the fair value of each reporting unit primarily using the income approach and using the market approach as a validation of the value derived from income approach. The market approach included using financial metrics and ratios of comparable public companies. When the goodwill was determined to be impaired, the Company uses income approach including discounted cash flow model for each reporting unit and unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the music industry to determine the amount of any impairment. See Note 9 to the Consolidated Financial Statements for additional information of the impairment provision relating to goodwill.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
11. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of:

	December 31, 2009	December 31, 2010

Accrued payroll	572,489	2,127,951
Accrued welfare benefits	667,756	1,731,403
Accrued professional service fee	1,214,404	1,524,890
Advance from customers	964,262	609,442
Business tax payable	441,235	1,722,830
Value-added tax payable	121,982	532
Other taxes payable	1,207,932	718,668
Accrued litigation provision	—	748,299
Other accrued expenses	1,141,627	2,278,226

	6,331,687	11,462,241

12. RELATED PARTY TRANSACTIONS AND BALANCES
As a result of the acquisition of Huayi Music, Hurray! Freeland Digital Music Technology Co., Ltd. (“Freeland Music”) and New Run, which were disposed in August 2010 and presented in discontinued operation (Note 2(1)), the Company agreed to use the existing distribution and CD manufacturing operations, where appropriate, owned by the other shareholders, or their related parties, of these music companies. In addition these parties may use the music or artists of these companies and make royalty and other payments to Huayi Music, Freeland Music or New Run. These agreements are for duration of one year but may be extended by the mutual agreement of both parties.
As a result of the Reorganization in August 2010, the Group provided advertising business to and received promotion services from companies under common control by Shanda.
During the years ended December 31, 2008, 2009 and 2010 significant related party transactions were as follows

	Year Ended	Year Ended	Year Ended
	December 31, 2008	December 31, 2009	December 31, 2010
Related party transactions in discontinued operations:
Consulting, royalty and artist performance fee from Huayi Brothers Media Corporation	281,795	—	—
Consulting, production and marketing service fee from Huayi Brothers Times Culture Broker Co., Ltd.	—	281,580	—
Royalty revenue from Shanghai Haiyue Music Distribution Co., Ltd.	120,129	—	—
Royalty revenue from Beijing Oriental Freeland Film Media Co., Ltd.	128,995	—	—
CD distribution revenue from Beijing Century Freeland Film Media Co., Ltd.	35,625	52,248	—

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)

	Year Ended	Year Ended	Year Ended
	December 31, 2008	December 31, 2009	December 31, 2010
Related party transactions in continuing operations:
Advertising revenue received from companies under common control by Shanda	—	279,341	701,732
Promotion service fee paid to companies under common control by Shanda	—	—	376,302
Loan from Shanghai Computer (Shanghai) Co., Ltd.	—	—	1,565,290
Loan from Shanghai Shulong Technology Co., Ltd.	—	—	3,030,711
Loan to Shanda Games Limited	—	—	3,200,000
At December 31, 2009 and December 31, 2010, the amounts receivable from and payable to related parties mainly represent the outstanding amounts arising from such transactions, except for the payables for licensed video copyrights amounting to $1,664,570 due to a related party under common control by Shanda since December 31, 2010.
Other balances with related parties are mainly as follows:

	December 31, 2009	December 31, 2010
Other receivables due from related parties
Seed Music Group Limited	—	980,000
Shanda Games Limited	—	3,200,000
Hurray! Media Co., Ltd.	—	1,246,641
Other companies under common control by Shanda	63,312	105,607

	63,312	5,532,248

All amounts due from related parties are non-interest bearing, unsecured and receivable on demand except for the receivables due from Seed Music Group Limited with an annual interest rate of 0.6% and the receivables from Shanda Games Limited with an annual interest rate of 0.6%.

	December 31, 2009	December 31, 2010
Other payables due to related parties
Shanda Computer (Shanghai) Co., Ltd.	1,465,010	3,030,300
Shanghai Shulong Technology Co. Ltd	—	3,030,711
Hurray! Solutions Ltd.	—	1,586,899
Other related party	439,445	128,788

	1,904,455	7,776,698

All amounts due to related parties are non-interest bearing, unsecured and payable on demand except for the payables due to Shanda Computer (Shanghai) Co., Ltd. guaranteed by 25% equity interest in Yisheng with an annual interest rate of 5.31% and the payables due to Shanghai Shulong Technology Co. Ltd with an annual interest rate of 5.05%.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
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
14. FOREIGN EXCHANGE LOSS
Earlier in the year of 2008, the Company converted a substantial part of the U.S. dollars cash balances into Euro term deposits to improve yield as well as to protect against further dollar weakening. The highly volatile markets in 2008 had seen the dollar strengthen as investors and financial institutions de-leveraged as a result of the financial crisis in the second half year of 2008 and the Company recorded an exchange loss in 2008 of $9.0 million. Currently the Company holds substantial all non-Renminbi cash in U.S. dollars.
15. INCOME TAXES
The Company is a tax exempted company incorporated in the Cayman Islands.
The subsidiaries incorporated in the PRC are generally subject to a corporate income tax rate of 33% prior to January 1, 2008 or 25% post that date except for those subsidiaries that enjoy tax holidays or preferential tax treatment.
Basic and diluted earnings from continuing operations per share effects of the tax holiday and preferential tax rates for the years ended March 31, 2008, 2009 and 2010 are nil, nil and nil, respectively.
Provision (credit) for income taxes consists of:

	Year ended	Year ended	Year ended
	December 31, 2008	December 31, 2009	December 31,2010

Current income taxes from discontinued operations	298,579	750,705	6,229
Deferred income taxes from discontinued operations	187,671	(516,419)	(31,813)
Deferred income taxes from continuing operations	—	(13,721)	(41,172)

	486,250	220,565	(66,756)

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
The principal components of the deferred tax assets are as follows:

	December 31, 2009	December 31, 2010
Deferred tax assets:
Cost and expenses accruals	3,038,521	4,714,262
Revenue recognition	—	851,657
Less: valuation allowance	(3,038,521)	(4,985,157)

Current deferred tax assets	—	580,762

Depreciation and amortization	170,828	1,899,375
Net operating loss carry forwards	5,710,412	13,727,221
Less: valuation allowance	(5,271,100)	(14,137,744)

Non-current deferred tax assets	610,140	1,488,852

Deferred tax liabilities:
Revenue recognition	(622,456)	(2,069,614)

Current deferred tax liabilities	(622,456)	(2,069,614)

Intangible assets	(403,308)	(4,925,538)

Non-current deferred tax liabilities	(403,308)	(4,925,538)

A reconciliation between statutory income tax rate and the Company’s effective tax rate is as follows:

	Year ended	Year ended	Year ended
	December 31, 2008	December 31, 2009	December 31, 2010

Statutory tax rate	25.0%	25.0%	25.0%
Differential statutory tax rates	10.1%	0.2%	(3.3%)
Non-deductible expenses	(26.7%)	(6.2%)	0.4%
Non-taxable income	15.9%	—	—
Change in enterprise income tax rate	—	—	—
Change in valuation allowance	(37.3%)	(19.8%)	(22.0%)

Effective tax rate	(13.0%)	(0.8%)	0.1%

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
The movement of valuation allowances were as follows:

	December 31, 2009	December 31, 2010

At beginning of year	(7,772,515)	(8,309,621)
Consolidation of Ku6	—	(6,123,900)
Consolidation of Yisheng	(167,418)	—
Current year additions	(1,029,311)	(14,292,925)
Current year reversals	655,761	1,404,205
Transferred out due to disposal of WVAS and recorded music businesses	—	8,433,935
Effect of exchange rate changes	3,862	(234,595)

	(8,309,621)	(19,122,901)

At December 31, 2009 and 2010, tax loss carry forwards amounted to approximately $22.8 million and $54.9 million, respectively, which will expire by various years through 2015. The Company determines whether or not a valuation allowance is required at the level of each taxable entity. A valuation allowance of $8,309,621 and $19,122,901 and has been established as of December 31, 2009 and 2010, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.
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
Since there is no undistributed earnings of the Company’s subsidiaries, located in the PRC, that are available for distribution to the Company at December 31, 2009 and 2010 and the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business in the PRC. Accordingly, no provision has been made for withholding taxes that would be payable upon the distribution of undistributed earnings of the Company’s PRC subsidiaries to the Company.
16. EQUITY COMPENSATION PLANS
2004 Share Incentive Plan
Stock option
Ku6 Meidas 2004 Share Incentive Plan (“2004 Plan”) allow the Company to offer incentive awards to employees, directors, consultants or external service advisors of the Company. Under the terms of the Plans, options are generally granted at prices equal to or greater than the fair market value on the grant date, expire 10 years from the date of grant, and generally vest over 3-4 years.
Stock options under these plans were all granted prior to 2006 and as of January 1, 2006 all granted stock options vested. There were 45,582,700 and 44,584,700 and options outstanding as of December 31, 2009 and 2010, respectively. As of December 31, 2009, 185,550,800 ordinary shares were available for future grants. Pursuant to the resolution of the Company’s board on December 3, 2010, the 185,550,800 ordinary shares available for future grants under the 2004 Plan was terminated effective from then.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
The movement of the stock options under the 2004 Share Incentive Plan as of and for the years ended December 31, 2009 and 2010 is set out below:

			Weighted
		Weighted	Average
	Options	Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
		US$		US$
Outstanding at January 1, 2008	74,266,200	0.084	—	—
Granted	—	—	—	—
Exercised	(60,000)	0.025	—	—
Cancelled or Expired	(26,838,500)	0.094	—	—

Outstanding at December 31, 2008	47,367,700	0.080	—	—
Granted	—	—	—	—
Exercised	(350,000)	0.025	—	—
Cancelled or Expired	(1,435,000)	0.115	—	—

Outstanding at December 31, 2009	45,582,70	0.080	3.63	147,478
Granted	—	—	—	—
Exercised	(450,000)	0.045	—	—
Cancelled or Expired	(548,000)	0.113	—	—

Outstanding at December 31, 2010	44,584,700	0.080	2.63	226,985

Vested and expected to vest at December 31, 2010	44,584,700	0.080	2.63	226,985

Vested and exercisable at December 31, 2010	44,584,700	0.080	2.63	226,985

The aggregate intrinsic value as of December 31, 2009 and 2010 is calculated as the difference between the market value of $0.0405 and $0.0495 of ordinary shares as of December 31, 2009 and 2010, respectively, and the exercise price of the shares. The total intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010 was approximately nil, $0.5 million and nil, respectively.
Non-vested shares
Since 2006, the Company has granted restricted purchase share awards, in lieu of stock options, under the 2004 Share Incentive Plan to certain officers and senior management.
On February 7, 2006, the Company granted 33,000,000 non-vested stock units to its employees pursuant to the 2004 Plan at offering price of par value which resulted in stock-based compensation expense of $1.6 million to be recognized over the applicable vesting period. The non-vested stock units vest on an annual basis equally over three years.
On June 20, 2006, the Company granted 7,500,000 non-vested stock units to its employees at offering price of par value which resulted in stock-based compensation expense of $0.3 million to be recognized over the applicable vesting period. The non-vested stock units vest on an annual basis equally over 34 months.
On March 14, 2007, the Company granted 20,000,000 non-vested stock units to its employees at offering price of par value which resulted in stock-based compensation expense of $0.61 million to be recognized over the applicable vesting period. The non-vested stock units vest on an annual basis equally over three years.
On November 23, 2007, the Company granted 19,500,000 non-vested stock units to its employees at offering price of par value which resulted in stock-based compensation expense of $0.36 million to be recognized over the applicable vesting period. The non-vested stock units vest on an annual basis equally over three years.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
Share-based compensation expense related to non-vested stock units granted by the Company under the 2004 Plan amounted to $945,282, $169,310 and $84,233 for the years ended December 31, 2008, 2009 and 2010.
A summary of non-vested stock units activity as of December 31, 2009 and 2010 is presented below:

		Weighted
	Number	average grant
Non-vested stock units	outstanding	date fair value
		US$
Outstanding at January 1, 2008	49,833,800	0.0488
Granted	—	—
Vested	(18,499,300)	0.0523
Forfeited	(17,834,200)	0.0513

Outstanding at December 31, 2008	13,500,300	0.0406
Granted	—	—
Vested	(6,500,300)	0.0313
Forfeited	(3,999,900)	0.0507

Outstanding at December 31, 2009	3,000,100	0.0313
Granted	—	—
Vested	(3,000,100)	0.0313
Forfeited	—	—

Outstanding at December 31, 2010	—	—

2010 Equity Compensation Plan
In December 2010, the Company authorized an equity compensation plan (“2010 Equity Compensation Plan”) that provides for issuance of options to purchase up to 698,381,300 ordinary shares of the Company. Under the 2010 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of the Company and/or its subsidiaries, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or the Company’ ordinary shares, equals to the excess of the fair market value of the Company’ ordinary shares, or (iii) other types of compensation based on the performance of the Company’ ordinary shares.
On December 4, 2010, the Company granted stock options to purchase up to 516,750,000 ordinary shares under the 2010 Equity Compensation Plan at an exercise price of $0.0568 per share equivalent to the average market value in the previous fifteen trading days of the grant dates to its employees, senior management and directors. Of all the stock options granted, 272,850,000 were granted to senior management and 243,900,000 were granted to directors and employees. The contractual term of the options granted to the directors and employees is six years and the contract term of the options granted to senior management is seven years. As of December 31, 2010, 181,631,300 ordinary shares were available for future grants for 2010 Equity Compensation Plan.
The options granted to the directors and employees vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the grant date as stipulated in the stock option agreement.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
For the options granted to senior management, 2/16 options earned in the first two quarters of 2011 shall vest and become exercisable on December 31, 2011. For each quarter during the four years beginning on July 1, 2011 (“Performance Period Start Date”) through the four-year Performance Period till June 30, 2015, 1/16th of the options have the opportunity to be earned for each quarter contingent on the achievement of positive quarterly operating income provided the aggregate number of options earned in the Performance Period shall not exceed 14/16 options granted. Then on each of the first, fourth, eighth and twelfth quarter earnings release date from the first quarter of the Performance Period, all of the earned options during the four quarters preceding such earnings release date shall vest and become exercisable, in each case, that the employees remain employed by the Company on such vesting date.
In accordance with ASC 718, the Company recognized share-based compensation expenses for the options granted to directors and employees as well as the options to senior management vested only based on passage of time and continued employment with the Company, net of a forfeiture rate, using the straight-line method. For the options granted to senior management earned contingent on the achievement of quarterly performance target, the Company recognized share-based compensation expenses for the options earned in each quarter during the Performance Period using graded-vesting method when the Company concluded that it is probably that the performance targets will be achieved, net of a forfeiture rate.
Share-based compensation expense related to the option award granted by the Company under the 2010 Equity Compensation Plan amounted to $522,931 for the year ended December 31, 2010.
The movement of the stock options under the 2010 Equity Compensation Plan as of and for the years ended December 31, 2010 is set out below:

Weighted
		Weighted	Average
	Options	Average	Remaining	Aggregate
	Outstanding	Exercise Price	Contractual Life	Intrinsic Value
		US$		US$
Outstanding at January 1, 2010	—	—	—	—
Granted	516,750,000	0.0568	—	—
Exercised	—	—	—	—
Cancelled or Expired	—	—	—	—

Outstanding at December 31, 2010	516,750,000	0.0568	6.46	—

Vested and expected to vest at December 31, 2010	355,129,632	0.0568	6.65	—

Vested and exercisable at December 31, 2010	—	—	—	—

The intrinsic value as of December 31, 2010 is calculated as the difference between the fair value of $0.0495 of ordinary shares as of December 31, 2010 and the exercise price of the shares.
The weighted average grant-date fair value of options granted during the year ended December 31, 2010 was $0.0483. No option was vested during the year ended December 31, 2010.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
As of December 31, 2010, there was $15.4 million of unrecognized compensation cost, adjusted for the estimated forfeitures, related to stock options under 2010 Equity Compensation Plan. This cost is expected to be recognized over a weighted averaged period of 4.2 years. Total compensation cost may be adjusted for future changes in estimated forfeitures and the probability of the achievement of performance conditions.
The fair value of each option granted under the Company’s 2010 Equity Compensation Plan is estimated on the date of grant using the Black-Scholes option pricing model that uses assumptions noted in the following table:
The Black-Scholes option pricing model is used to determine the fair value of the stock options granted in December 2010. The Black-Scholes model requires the input of highly subjective assumptions, including the expected stock price volatility and the sub-optimal early exercise factor. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The sub-optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair values of stock options granted in December 2010 were estimated using the following weighted-average assumptions:

2010
Fair value of ordinary shares (US$)	0.0800
Exercise price (US$)	0.0568
Expected volatility (%)	60%~65%
Expected dividend yield (%)	0%
Expected term (years)	4~5
Risk-free interest rate (per annum) (%)	1.9407%~2.6565%

(1)
The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards.

(2)	The expected term of stock options granted is developed giving consideration to vesting period, contractual term and historical exercise pattern of options granted by the Company.

(3)	The Company has no history or expectation of paying dividends on its common stock.

(4)	Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of the Company’s common stock for a period equal to the expected term preceding the grant date.
17. SEGMENT INFORMATION
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

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. Prior to the disposal of wireless value-added services (“WVAS”) and recorded music businesses in August 2010 (Note 2(1)), which have been presented as discontinued operations for all the periods presented herein, the Company operated and managed two principal operating segments, wireless value-added services (“WVAS”) and recorded music. The wireless value-added services are delivered through the 2.5G mobile networks, which comprise Wireless Application Protocol (“WAP”) services, Multimedia Messaging Services (“MMS”), Java™ services, and WEB, and through 2G technology platforms, which comprise Short Messaging Services (“SMS”), Interactive Voice Response services (“IVR”), and Color Ring Back Tones (“CRBT”). Recorded music services are delivered through the Company’s majority-controlled music companies and their parent company, Hurray Digital Media Technology Co., Ltd., which contracts with music artists and composers to perform and produce music. Corporate assets are related to the bank balance of overseas companies that are not directly attributable to the other reportable segments. The Company uses gross profit as the measure of each reportable segment. Expenses are not allocated to each segment.
Pursuant to the disposal of the WVAS and recorded music businesses (Note 2(1)) in August 2010 presented in discontinued operations for all the periods presented herein, the Group has only one operating segment of Ku6’s online advertising business.
The financial information for the business segment, which was disposed in 2010 (Note 2(1)), reflects that information which is specifically identifiable or which is allocated based on an internal allocation method. Selected financial information by operating segments disposed in 2010 is as follow:

	December 31, 2008	December 31, 2009	December 31, 2010

WVAS	28,952,925	24,400,482	—
Recorded music	16,977,258	9,863,363	—
Corporate assets	42,394,219	33,904,432	—

Total assets	88,324,402	68,168,277	—

	Year ended	Year ended	Eight months ended
	December 31, 2008	December 31, 2009	August 31, 2010

Total expenditures for additions to long-lived assets
WVAS	228,431	599,254	402,710
Recorded music	120,802	79,028	84,613

Total capital expenditure	349,233	678,282	487,323

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)

	Year ended	Year ended	Eight months ended
	December 31, 2008	December 31, 2009	August 31, 2010

Revenues
WVAS	42,671,588	20,169,110	5,385,985
Recorded music	11,286,812	14,473,185	9,458,423

Total revenues	53,958,400	34,642,295	14,844,408

Cost of revenues
WVAS	32,839,642	15,331,675	3,799,581
Recorded music	6,729,725	12,625,139	6,118,305

Total cost of revenues	39,569,367	27,956,814	9,917,886

Gross profit
WVAS	9,831,946	4,837,435	1,586,404
Recorded music	4,557,087	1,848,046	3,340,118

Total gross profit	14,389,033	6,685,481	4,926,522

Revenues from WVAS segment by product and service are shown in the table below:

	Year ended	Year ended	Eight months ended
	December 31, 2008	December 31, 2009	August 31, 2010

Revenues
SMS	13,319,011	5,307,435	456,968
IVR	12,207,136	3,943,733	545,890
RBT	4,960,624	4,447,918	2,493,929

2G revenues	30,486,771	13,699,086	3,496,787

WAP	7,434,197	3,145,885	565,205
MMS	1,355,441	1,692,585	170,281
JAVA	2,244,010	1,541,618	902,194
WEB	218,810	11,794	—

2.5G revenues	11,252,458	6,391,882	1,637,680

Other revenues	932,359	78,142	251,518

Total WVAS revenue	42,671,588	20,169,110	5,385,985

Recorded music revenue	11,286,812	14,473,185	9,458,423

Total revenues	53,958,400	34,642,295	14,844,408

For recorded music revenue, the Company cannot break down the revenue by service or product line without undue costs.
Geographic Information
The Company primarily operates in the PRC and all of the Company’s long-lived assets are located in the PRC.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
18. LOSS PER SHARE
The following table sets forth the computation of basic and diluted net loss per share (1 ADS = 100 Shares):

	Year ended	Year ended	Year ended
	December 31, 2008	December 31, 2009	December 31, 2010

Numerator:
Net loss attributable to Ku6 Media Co., Ltd. from continuing operations for basic and diluted earnings per ADS	(4,959,297)	(6,021,461)	(52,858,278)
Net loss (income) attributable to Ku6 Media Co., Ltd. from discontinued operations for basic and diluted earnings per ADSs	(6,993,299)	(17,373,400)	1,348,014

Net loss attributable to Ku6 Media Co., Ltd.	(11,952,596)	(23,394,861)	(51,510,264)

Denominator:
Weighted-average ordinary shares outstanding for basic calculation	2,185,615,129	2,196,291,947	3,096,421,097
Dilutive effect of restricted shares and stock options	—	—	—

Weighted average ordinary shares outstanding for diluted calculation	2,185,615,129	2,196,291,947	3,096,421,097

Weighted-average ADS used in per basic ADS calculations	21,856,151	21,962,919	30,964,211
Dilutive effect of restricted shares and stock options	—	—	—

Weighted-average ADS used in per diluted ADS calculations	21,856,151	21,962,919	30,964,211

Loss per share — basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders per share — basic and diluted	(0.00)	(0.00)	(0.02)
Loss (income) from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders per share — basic and diluted	(0.01)	(0.01)	0.00

Loss attributable to Ku6 Media Co., Ltd. ordinary shareholders per share — basic and diluted	(0.01)	(0.01)	(0.02)

Loss per ADS — basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders per ADS — basic and diluted	(0.23)	(0.27)	(1.71)
Loss (income) from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders per ADS— basic and diluted	(0.32)	(0.79)	0.04

Loss attributable to Ku6 Media Co., Ltd. ordinary shareholders per ADS — basic and diluted	(0.55)	(1.06)	(1.67)

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
Incremental ordinary share are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and non-vested shares are used to repurchase outstanding ordinary shares using the average fair value for the period.
For the years ended December 31, 2008, 2009 and 2010, potentially dilutive shares of approximately 1 million, 3 million and 4.8 million, respectively, were excluded in the computation of diluted loss per share for these periods as their effect would have been anti-dilutive.
19. CONCENTRATIONS
(a) Dependence on Telecom Operators
The revenues of the Company are substantially derived from network service agreements with the Telecom Operators before the disposal of WVAS business to Shanda in August 17, 2010 (Note 2(1)). These companies are entitled to a service and network fee for the transmission of wireless value-added services as well as for the billing and collection of services. If the contractual relationships with one or more of the Telecom Operators in the PRC are terminated or scaled-back, or if these companies alter the network service agreements in a way that is adverse to the Company, the Company’s wireless value-added service business would be adversely affected.
Revenues generated from the mobile phone customers through China Mobile, China Unicom and China Telecom, the principal operators that the Company dealt with for the years ended December 31, 2008 and 2009 and eight months ended August 31, 2010 presented in the discontinued operations were as follows:

	Year ended December 31, 2008		Year ended December 31, 2009		Eight months ended August 31, 2010
	Revenues	%	Revenues	%	Revenues	%
China Mobile	24,352,344	45%	10,074,902	28%	2,455,914	46%
China Unicom	10,775,358	20%	5,068,739	14%	1,711,726	32%
China Telecom	5,070,996	9%	4,405,260	12%	1,059,075	20%
Accounts receivable due from the mobile phone customers through China Mobile, China Unicom and China Telecom were as follows:

	December 31, 2009		December 31, 2010
	Accounts receivable	%	Accounts receivable	%
China Mobile	744,428	18%	—	—
China Unicom	678,640	17%	—	—
China Telecom	228,914	6%	—	—

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
(b) Credit risk
Before the disposal of WVAS and recorded music business in 2010 (Note 2(1)), the Company depends on the billing systems of the Telecom Operators to charge the mobile phone customers through mobile phone bills and to collect payments from customers for WVAS business. Recorded music services are delivered through the Company’s majority-controlled music companies, which contracts with music artists and composers to perform and produce music and collects receivables from music customers.
As of December 31, 2010, accounts receivable of the advertising business are typically unsecured and are derived from revenue earned from customers in China. The risk with respect to accounts receivables is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. No individual customer accounted for more than 10% of net advertising revenues during the year ended December 31, 2010.
The Company generally does not require collateral for its accounts receivable. The movements of the allowance for doubtful accounts were as follows:
Movement of allowance for doubtful accounts

	Year ended	Year ended
	December 31, 2009	December 31, 2010

Balance at beginning of the period	826,026	4,015,145
Consolidation of Seed Music	425,065	—
Consolidation of Ku6	—	101,484
Provisions	4,107,915	1,976,053
Reversed	(373,943)	(501,485)
Written off	(969,918)	(53,563)
Transferred out due to disposal of WVAS and recorded music businesses	—	(3,100,455)

Balance at the end of the period	4,015,145	2,437,179

20. MAINLAND CHINA CONTRIBUTION PLAN AND STATUTORY RESERVES
Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total amounts charged to the statements of operations and comprehensive loss for such employee benefits were $2,157,825, $2,692,679 and $3,660,438 for the years ended December 31, 2008, 2009 and 2010, respectively.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
21. COMMITMENTS AND CONTINGENCIES
Operating leases commitments
The Company entered into leasing arrangements relating to office area and servers equipment in 2008, 2009 and 2010. Rental expense under operating leases for the year ended December 31, 2008, 2009 and 2010 were $1,931,102, $2,768,340 and $11,785,743, respectively.
Future minimum lease payments under non-cancelable operating lease agreements are as follows:

Within 1 year	7,529,765
Between 1 and 2 years	1,657,259
Between 2 and 3 years	543,843
Between 3 and 4 years	43,653

Total	9,774,520

Capital commitments
As of December 31, 2010, the Group has commitments in respect of purchased video copyrights amounting to $3,217,670.
Litigation
The Group is subject to claims and litigations, which may arise in the normal course of business. Beijing VIE is involved in a number of cases pending in various courts and arbitration as of December 31, 2010. These cases are substantially related to alleged copyright infringement. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results.
The Group has accrued $748,299 in “Accrued expenses and other liabilities” in the consolidated balance sheets as of December 31, 2010 (Note 11). The compensation was based on judgments handed down by the court and out-of-court settlements as of or after December 31, 2010 but related to alleged copyright infringement arising on or before the acquisition of Ku6 or management’s best estimation according to the historical actual compensation amount per video of Ku6 in prior years and the advice from PRC counsel. Beijing VIE is in the process of appealing certain judgments for which the loss has been accrued.
There are no accruals for any additional losses related to unasserted claims as the amount cannot be reasonably estimated.
Contingent considerations for business acquisitions
In connection with the acquisition of Seed Music, other than the initial consideration of $2,507,438 in cash, there are further contingent payments according to the agreements based on Seed Music’s operating performance. The contingent payments will be paid in cash if Seed Music exceeds the performance target. If not, the selling holders are obligated to transfer certain shares or make cash payments to the Company. Although the maximum contingent consideration is material to the Company, payment of such amount is considered remote. As Seed Music did not achieve the specified earnings target, the Company was not required need to make additional payment.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts expressed in U.S. dollars, unless otherwise stated)
22. SUBSEQUENT EVENT
On March 13, 2011, the Company announced the resignation of CEO Mr. Li Shanyou effective on March 14, 2011. He will remain a Board member of the Company. The options granted to him in 2010 to purchase 140,370,000 ordinary shares with an exercise price of US$0.0568 per share were forfeited.
On April 1, 2011, the Company entered into agreements with Shanda Media Group Ltd. (“Shanda Media”), a wholly owned subsidiary of Shanda Interactive, pursusnt to which the Company agreed to issue to Shanda Media 1,538,461,538 ordinary shares at a per share price of $0.0325 for $50,000,000 in cash, and $50,000,000 aggregate principal amount of 3% senior convertible notes at face value. The notes will mature in three years after issuance and will bear an interest of 3% per annum. The notes will be convertible into ordinary shares at a price of $0.03925 per ordinary share. The conversion rights will start after six months following the issuance of the notes. The transaction was committed to by Shanda and has been approved by the board in April 2011 and special shareholders’ meeting of the Company in June 2011. The transaction was expected to be closed in the second quarter of 2011. The Company intends to use the net proceeds from the sale of the convertible bonds and ordinary shares for business expansion, working capital and other general corporate purposes.
On April 20, 2011 the Company and the shareholders of Hangzhou Soushi Networking Co., Ltd. (“Pipi”), a P2P based internet video platform in China, including Shanghai Shanda Networking Co., Ltd. (“Shanda Networking”), a wholly-owned subsidiary of Shanda, have agreed to the sale of all of the equity interests in Pipi to the Company in exchange for an aggregate of 2,212,114,257 ordinary shares. However, during the adjourned extraordinary general meeting of shareholders held on June 24, 2011, the shareholders did not approve this transaction. As provided in the Equity Purchase Agreement, either Pipi or the Company may terminate the Equity Purchase Agreement if the closing of the acquisition is not consummated on or before June 30, 2011.
On May 18, 2011, the Company announced a plan to restructure its sales department by reducing total workforce by approximately 20% and all employees affected by this plan will be from the sales force. The Company expects that a non-recurring restructuring charge will be recorded in the second quarter of 2011, and that its revenues in short term would be negatively affected by the restructuring.
In June 2011, the Company entered into two loan agreements to borrow RMB 43.0 million (equivalent to $6.6 million) from Shanghai Shulong Technology Co., Ltd. and lend $7.3 million to Shanda Games Limited, two companies controlled by Shanda Interactive, which carries an interest rate of 0.6% and 5.05% per year, respectively, and are due in June 2012.
On June 24, 2011, the Company announced that its shareholders, during its adjourned extraordinary general meeting of shareholders held on June 24, 2011, approved the change of the authorized share capital of Ku6 to US$600,000 divided into 12,000,000,000 ordinary shares of par value US$0.00005 each.
23. RESTRICTED NET ASSETS
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s VIE subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserve. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $41.7 million, or 91.2% of the Company’s total consolidated net assets as of December 31, 2010. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company shareholder. Accordingly, the Company has included Schedule I in accordance with Regulation S-X promulgated by the United States Securities and Exchange Commission.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
BALANCE SHEETS
(In U.S. dollars)

	December 31, 2009	December 31, 2010
	(Adjusted)
	(Note 2(1))
	(in U.S. dollars, except number of shares)
Assets
Current assets:
Cash	23,760,844	11,048,500
Short term investments	10,000,000	—
Prepaid expenses and other current assets	134,436	241,017
Amount due from subsidiaries and variable interest entities	—	31,959,213
Amount due from related parties	—	3,841,766

Total current assets	33,895,280	47,090,496
Investments in subsidiaries and variable interest entities	22,838,722	—

Total assets	56,734,002	47,090,496

Liabilities and shareholders’ equity
Accrued expenses and other current liabilities	1,280,993	1,266,380
Amounts due to subsidiaries and variable interest entities	376,605	77,833

Total current liabilities	1,657,598	1,344,213

Shareholders’ equity:
Ordinary shares ($0.00005 par value; 4,560,000,000 shares authorized; 2,200,194,040 and 3,481,174,498 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	109,959	174,008
Additional paid-in capital	76,605,958	130,100,153
Accumulated deficit	(31,595,200)	(83,105,464)
Accumulated other comprehensive income (loss)	9,955,687	(1,422,414)

Total shareholders’ equity	55,076,404	45,746,283

Total liabilities and shareholders’ equity	56,734,002	47,090,496

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
STATEMENT OF OPERATIONS
(In U.S. dollars)

	Year ended	Year ended	Year ended
	December 31, 2008	December 31, 2009	December 31, 2010
		(Adjusted)
		(Note (2(1))
	(in U.S. dollars, except number of shares)
Operating expenses:
Product development	105,283	—	150,584
Selling and marketing	622,846	118,521	160,231
General and administrative	1,666,532	5,520,453	4,072,134

Total operating expenses	2,394,661	5,638,974	4,382,949

Loss from operations	(2,394,661)	(5,638,974)	(4,382,949)
Interest income	1,429,837	355,616	9,404
Interest expense	—	—	—
Other income	5,000,000	—	205,043
Foreign exchange loss (gain)	(8,990,067)	1,085	(38,767)
Gain from disposal of subsidiary	412,530	221,899	—
Equity in loss of subsidiaries, VIEs and affiliate	(7,410,235)	(18,334,487)	(47,302,995)

Net loss	(11,952,596)	(23,394,861)	(51,510,264)

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)
ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Year ended	Year ended	Year ended
	December 31, 2008	December 31, 2009	December 31, 2010
		Adjusted
		(Note 2(1))
	(In U.S. dollars)
Net loss

Operating activities:
Net loss	(11,952,596)	(23,394,861)	(51,510,264)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	945,282	169,310	1,891,931
Equity in profit of subsidiary companies	7,410,235	18,334,487	47,302,995
Gain from disposal of subsidiary	(412,530)	(221,899)	—
Receivable from disposal of subsidiary	—	—	—
Gain on reduction of acquisition payable	(5,000,000)	—	—
Prepaid expenses and other current assets	56,064	40,047	(106,581)
Amount due from related parties	—	—	(942,919)
Other payables and accruals	(322,804)	1,008,149	4,738
Amounts due to subsidiaries and variable interest entities	(189,080)	34,929	2,381

Net cash provided by (used in) operating activities	(9,465,429)	(4,029,838)	(3,357,719)

Investing activities:
Decrease/(Increase) of short-term investments	—	(10,000,000)	10,000,000
Proceeds from disposal of subsidiary	4,517,070	268,759	37,243,901
Loan to subsidiaries	—	—	(53,418,876)
Loan to related parties	—	—	(3,200,000)
Payments related to acquisitions consummated	(1,987,930)	—	—
Payments related to acquisition not yet consummated	(1,907,400)	—	—
Investment in cost affiliate	(600,038)	—	—
Investment in subsidiary		(2,000,000)	—
Purchase of equity affiliate	—	—	—

Net cash used in (provided by) investing activities	21,702	(11,731,241)	(9,374,975)

Financing activities:
Proceeds from exercise of options	1,500	2,500	20,350

Net cash provided by financing activities	1,500	2,500	20,350

Effect of exchange rate changes on cash and cash equivalents	(99,879)	—	—
Net increase (decrease) in cash and cash equivalents	(9,442,227)	(15,758,579)	(12,712,344)
Cash and cash equivalents, beginning of year	49,061,529	39,519,423	23,760,844

Cash and cash equivalents, end of the year	39,519,423	23,760,844	11,048,500

Note
Basis for Preparation
The Financial Information of the Parent Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company has used the equity method to account for its investment in its subsidiaries and its variable interest entities.

REPORT OF INDEPENDENT AUDITORS
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
KU6 HOLDING LIMITED:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit and cash flows present fairly, in all material respects, the financial position of Ku6 Holding Limited (the “Company”) and its subsidiaries (collectively the “ Group”) as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Shanghai, the People’s Republic of China
June 28, 2011

KU6 HOLDING LIMITED
CONSOLIDATED BALANCE SHEETS

		December 31,	December 31,
	Note	2008	2009
		US$	US$

ASSETS
Current assets:
Cash and cash equivalents	2(5), 3	11,401,733	4,035,454
Accounts receivable, net of allowance	2(6), 4	2,516,845	3,160,757
Prepayments and other current assets		119,587	273,259

Total current assets		14,038,165	7,469,470

Property and equipment, net	2(7), 5	3,154,020	2,197,165

Total assets		17,192,185	9,666,635

LIABILITIES
Current liabilities:
Accounts payable		1,052,439	2,415,507
Taxes payable	6	233,357	304,898
Other payables and accruals	7	3,930,770	4,957,976

Total current liabilities		5,216,566	7,678,381

Warrant liability	8, 10	228,886	42,481

Total liabilities		5,445,452	7,720,862

Commitments and contingencies	15	—	—

MEZZANINE EQUITY
Series A Convertible Preferred Shares, US$0.0001 par value; 55,555,555 shares authorized; issued and outstanding as of December 31, 2008 and 2009 (Liquidation value: US$4,736,842 as of December 31, 2008 and 2009)	8	4,736,842	4,736,842
Series A-1 Convertible Preferred Shares, US$0.0001 par value; 10,198,604 shares authorized; issued and outstanding as of December 31, 2008 and 2009 (Liquidation value: US$1,000,000 as of December 31, 2008 and 2009)	8	1,000,000	1,000,000
Series B Convertible Preferred Shares,US$0.0001 par value; 80,000,000 shares authorized; 74,880,455 issued and outstanding as of December 31, 2008 and 2009(Liquidation value: US$20,890,631 as of December 31, 2008 and 2009)	8	14,150,634	15,810,338
Series B-1 Convertible Preferred Shares,US$0.0001 par value; 32,967,402 shares authorized; 22,967,402 issued and outstanding as of December 31, 2008 and 2009(Liquidation value: US$7,500,005 as of December 31, 2008 and 2009)	8	5,281,372	5,846,367

SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.0001 par value; 321,278,439 shares authorized, 100,701,104 shares issued and outstanding as of December 31, 2008 and 2009)		10,070	10,070
Additional paid-in capital		774,423	978,759
Subscription receivable		(10,070)	(10,070)
Accumulated loss		(14,010,821)	(26,247,228)
Accumulated comprehensive loss		(185,717)	(179,305)

Total shareholders’ deficit		(13,422,115)	(25,447,774)

Total liabilities and shareholders’ deficit		17,192,185	9,666,635

The accompanying notes are an integral part of these financial statements.

KU6 HOLDING LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Note	For the years ended December 31
		2008	2009
		US$	US$

Total net revenues	2(11)	4,296,358	6,224,644

Cost of revenue	2(12), 11	(7,662,012)	(10,018,489)

Gross loss		(3,365,654)	(3,793,845)

Operating expenses:
Sales and marketing	2(13)	(2,708,703)	(3,790,651)
General and administrative	2(14)	(2,748,404)	(2,582,885)

Total operating expenses		(5,457,107)	(6,373,536)

Loss from operations		(8,822,761)	(10,167,381)

Interest income	2(16)	13,628	7,619
Interest expense		(221,263)	(40,206)
Other income, net		—	1,727
Beneficial conversion charge on convertible note	8	(508,352)	—
Fair value changes in warrant liabilities	8	(46,328)	186,533

Loss before income tax expenses		(9,585,076)	(10,011,708)

Income tax expenses	2(18), 12	—	—

Net loss attributable to the Company		(9,585,076)	(10,011,708)

Accretion on Convertible Redeemable Series B Preferred Shares to redemption value		(822,315)	(1,659,705)
Accretion on Convertible Redeemable Series B-1 Preferred Shares to redemption value		(281,369)	(564,994)

Net loss attributable to the Company’s ordinary shareholders		(10,688,760)	(12,236,407)

Net loss		(9,585,076)	(10,011,708)
Other comprehensive loss:
Currency translation adjustments of the Company and subsidiaries		(83,471)	6,412

Comprehensive loss attributable to the Company		(9,668,547)	(10,005,296)

The accompanying notes are an integral part of these financial statements.

KU6 HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

						Accumulated	Total
	Ordinary shares		Subscription	Additional	Accumulated	comprehensive	shareholders’
	Shares	Amount	receivable	paid-in capital	loss	loss	deficit
		US$	US$	US$	US$	US$	US$

Balance as of January 1, 2008	100,701,104	10,070	(10,070)	133,145	(3,322,061)	(102,246)	(3,291,162)

Accretion on Convertible Redeemable Series B Preferred Shares to redemption value	—	—	—	—	(822,315)	—	(822,315)
Accretion on Convertible Redeemable Series B-1 Preferred Shares to redemption value	—	—	—	—	(281,369)	—	(281,369)
Beneficial conversion feature on convertible note	—	—	—	508,352	—	—	508,352
Stock-based compensation expense	—	—	—	132,926	—	—	132,926
Cumulative currency translation adjustments of subsidiaries	—	—	—	—	—	(83,471)	(83,471)
Net loss	—	—	—	—	(9,585,076)	—	(9,585,076)

Balance as of December 31, 2008	100,701,104	10,070	(10,070)	774,423	(14,010,821)	(185,717)	(13,422,115)

Accretion on Convertible Redeemable Series B Preferred Shares to redemption value	—	—	—	—	(1,659,705)	—	(1,659,705)
Accretion on Convertible Redeemable Series B-1 Preferred Shares to redemption value	—	—	—	—	(564,994)	—	(564,994)
Stock-based compensation expense	—	—	—	204,336	—	—	204,336
Cumulative currency translation adjustments of subsidiaries	—	—	—	—	—	6,412	6,412
Net loss	—	—	—	—	(10,011,708)	—	(10,011,708)

Balance as of December 31, 2009	100,701,104	10,070	(10,070)	978,759	(26,247,228)	(179,305)	(25,447,774)

The accompanying notes are an integral part of these financial statements.

KU6 HOLDING LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2008	2009
	US$	US$

Cash flows from operating activities:
Net loss	(9,585,076)	(10,011,708)
Adjustments for:
Share-based compensation	132,926	204,336
Depreciation of property and equipment	921,408	1,413,150
Amortization and write-down of video copyrights	1,533,326	1,747,350
Interest expense	221,263	40,206
Bad debt provision for receivables and other assets	73,554	101,415
Loss from disposal of property and equipment	—	53,106
Foreign exchange loss	40,249	18,177
Beneficial conversion charge on convertible loan	508,352
Fair value changes in warrant liabilities	46,328	(186,533)
Changes in assets and liabilities:
Accounts receivable	(2,063,507)	(742,668)
Prepayments and other current assets	45,894	(153,488)
Accounts payable	402,356	928,002
Taxes payable	137,708	71,289
Other payables and accruals	3,329,990	982,836

Net cash used in operating activities	(4,255,229)	(5,534,530)

Cash flows from investing activities:
Purchase of property and equipment	(1,823,016)	(905,528)
Purchase of video copyrights	(1,514,305)	(915,275)

Net cash used in investing activities	(3,337,321)	(1,820,803)

Cash flows from financing activities:
Cash received from issuance of convertible note	3,000,001	—
Proceeds from issuance of convertible redeemable preferred shares	15,873,282	—
Issuance cost paid in connection with the issuance of the redeemable convertible preferred shares	(598,769)	—

Net cash provided by financing activities	18,274,514	—

Effect of exchange rate changes on cash	(179,109)	(10,946)

Net increase/(decrease) in cash and cash equivalents	10,502,855	(7,366,279)
Cash, beginning of year	898,878	11,401,733

Cash, end of year	11,401,733	4,035,454

Supplemental disclosure of cash flow information:
Cash (received) paid during the year for income tax	—	—

Supplemental disclosure of non-cash investing and financing activities:
Accounts payable related to purchase of property and equipment and video copyrights	464,855	898,297
Conversion of the convertible notes to redeemable convertible preferred shares	3,053,809	—
The accompanying notes are an integral part of these financial statements.

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
1. ORGANIZATION AND NATURE OF OPERATIONS
Ku6 Holding Limited (the “Company” or “Ku6”) was incorporated under the law of Cayman Islands (“Cayman”) as a limited liability company on January 24, 2007. The Company was incorporated as an investment holding company and currently has no significant assets or operations of its own, other than its investments in the entities discussed below.
The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries and variable interest entities (“VIEs” or “VIE subsidiaries”) as follows:

	Date of	Percentage
Name of Subsidiaries	incorporation	of ownership

Subsidiaries
Ku6 (Beijing) Technology Co., Ltd. (“Beijing WOFE”)	March 5, 2007	100%
Wei Mo San Yi (Tianjin) Science and Technology Co., Ltd. (“Tianjin WOFE”)	December 23, 2008	100%

Variable Interest Entities
Ku6 (Beijing) Information Technology Co., Ltd. (“Beijing VIE”)	April 20, 2006	100%
Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd. (“Tianjin VIE”)	March 20, 2009	100%
The Company, its subsidiaries and the consolidated VIEs are collectively referred to as the “Group”.
The Group engages primarily in provision of online advertising services by posting online advertisements on its online video sharing platform (www.ku6.com), where users can upload, view and share video clips, through its operating subsidiaries. The Group’s principal geographic market is in the People’s Republic of China (“PRC”).
Beijing VIE was the predecessor of the Group and operated substantially all of the businesses of the Group prior to March 20, 2009. It is wholly owned by Shanyou Li, the Company’s Chief Executive Officer, who was subsequently resigned in March 2011, and Hailong Han. The paid-in capital of Beijing VIE was funded by the Group through loans extended to the authorized individuals (“nominee shareholders”) and Tianjin VIE was incorporated by Beijing VIE on March 20, 2009.
On April 11, 2007, the Group undertook a restructuring and reorganization (the “Reorganization”) immediately prior to the issuance of Series A Convertible Redeemable Preferred Shares to several foreign investors. The Reorganization was necessary to comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide advertising services and hold Internet Content Provider (“ICP”) license and the license for Transmission of Audio-Visual Programs through the Internet (“the License”).
As part of the Reorganization, the Company established Beijing WOFE, a wholly foreign owned enterprise, and Beijing WOFE entered into a series of agreements with Beijing VIE. Details of certain key agreements with the VIEs are as follows:
• Loan Agreements: Beijing WOFE has granted interest-free loans to the nominee shareholders with the sole purpose of providing funds necessary for the capital injection of Beijing VIE. The portion of the loans for subsequent capital injection is eliminated with the capital of the VIE during consolidation. The interest-free loans to the nominee shareholders of VIE as of December 31, 2008 and 2009 were RMB9 million. Beijing WOFE is able to require the nominee shareholders to settle the loan amount through the entire equity interest of the VIE and nominate someone else to hold the shares on Beijing WOFE’s behalf.

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
1. ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)
• Proxy Agreement: The nominee shareholders of Beijing VIE irrevocably appointed Beijing WOFE’s officers to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in Beijing VIE, making all the operational, financial decisions and the appointment of the directors, general managers and other senior management of the Beijing VIE.
• Equity Interest Pledge Agreements: The nominee shareholders of Beijing VIE have pledged their respective equity interests in Beijing VIE as collateral to secure the nominee shareholders’ obligation under other agreements and for the payment by Beijing VIE under the exclusive technical consulting and services agreements and the loan agreement. The nominee shareholders of Beijing VIE cannot sell or pledge their equity interests to others without the approval from Beijing WOFE, and the nominee shareholders of Beijing VIE cannot receive any dividends without the approval of Beijing WOFE.
• Exclusive Call Option Agreements: The nominee shareholders of Beijing VIE grant Beijing WOFE the exclusive and irrevocable right to purchase from the nominee shareholders, to the extent permitted under PRC laws and regulations or at the request of the Company, all of the equity interest in these entities for a purchase price equal to the amount of the registered capital or at the lowest price permitted by PRC laws and regulations. Beijing WOFE may exercise such option at any time. In addition, Beijing VIE and its nominee shareholders agree that without Beijing WOFE’s prior written consent, they will not transfer or otherwise dispose the equity interest or declare any dividend.
• Exclusive Technical Consulting and Services Agreements: Beijing WOFE is the exclusive provider of the technical consulting and related services and information of Beijing.
As a result of the above contractual agreements, the Company have the substantial ability to direct the activities of Beijing VIE that most significant impact its economic performance and consequently is the primary beneficiary of Beijing VIE and accordingly Beijing VIE’s results are consolidated in the financial statements of the Company in accordance with Accounting Standards Codification (“ASC”) 810-10, Consolidation (formerly referred to as Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51).
2. PRINCIPAL ACCOUNTING POLICIES
(1) Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reporting period. Actual results could materially differ from those estimates.
Significant accounting estimates reflected in the Group’s financial statements mainly include share-based compensation, allowance for doubtful accounts, valuation of deferred tax assets, useful lives of equipment recoverability of licensed video copyrights and long-lived assets and litigation provisions.

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
The Group operates with significant losses of $9.6 million and $10.0 million during the years ended December 31, 2008 and 2009, respectively, which principally resulted from depreciation of property and equipment, payroll cost, licensed video copyright cost and the lease of internet bandwidth. As of December 31, 2009, the accumulated deficits of the Group were $25.4 million and the working capital was deficit of $208,911. The Company incurred net cash outflows from operations of $4.3 million and $5.5 million in 2008 and 2009, respectively. The Company intends to raise additional funds through additional issuance of shares or loans to finance future capital commitments and for working capital purposes. In January 2010, the Company was acquired by Hurray! Holding Co., Ltd. (“Hurray!”), a Nasdaq listed company which was renamed to Ku6 Media Co., Ltd. (“Ku6 Media”) in August 2010, and the balance of Hurray!’s cash and short term investment as of December 31, 2009 is $49.7 million. Therefore management believes that cash and short term investment of Hurray! will provide sufficient capital for the Company during the next twelve months from Decmeber 31, 2009 to fund operations and other necessary capital expenditures, and as such, these financial statements are prepared under the going concern assumption which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business.
On April 1, 2011, Ku6 Media Co., Ltd., the parent company, entered into agreements with Shanda Media Group Ltd. (“Shanda Media”), a wholly owned subsidiary of Shanda Interactive Entertainment Limited (“Shanda”), pursuant to which Ku6 Media agreed to issue to Shanda Media $50,000,000 of ordinary shares at a per share price of $0.0325 and $50,000,000 aggregate principal amount of 3% senior convertible notes at face value. The convertible notes will mature in three years after issuance and will bear an interest of 3% per annum, payable semi-annually. The transaction was committed to by Shanda and has been approved by the board in April 2011 and special shareholers of Ku6 Media in June 2011.
(2) Consolidation
The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation.
The Group follows ASC 810, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.
(3) Fair value measurements
On January 1, 2008, the Company adopted ASC 820 (formerly referred to as the Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (or SFAS 157)) for financial assets and liabilities. On January 1, 2009, the Company also adopted ASC 820-10-55 (formerly referred to as FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No 157”) for all nonfinancial assets and nonfinancial liabilities. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As such, fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. The hierarchy is broken down into three levels based on the reliability of inputs as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted price in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions.

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income.
(4) Foreign currency translation
The Group’s functional currency is the Renminbi (“RMB”). Transactions denominated in currencies other than functional currencies are translated into functional currencies at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statement of operations and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the statement of operations.
The reporting currency of the Group is the United States dollar (“US dollar” or “US$”). Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as accumulated comprehensive loss and are shown as a separate component in the consolidated statements of equity.
(5) Cash and cash equivalents
Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities less than three months.
(6) Allowances for doubtful accounts
The Group makes specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances as required are made.

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
(7) Property and equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives.

Computer equipment	3 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Furniture and fixtures	3 years
Expenditures for maintenance and repairs are expensed as incurred. Gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations.
(8) Video production and acquisition costs and licensed video copyrights
The Company contracts for the production and acquisition of, self produces, and licenses videos to exhibit on its websites.
Video production and acquisition costs
Following the guidance under ASC 926-20-25, video production (which mainly include direct production costs and production overhead) and acquisition costs are capitalized, if the capitalization criteria are met, and stated at the lower of unamortized cost or estimated fair value.
With respect to production and acquisition costs, until the Company can establish estimates of secondary market revenues, capitalized costs for each video produced are limited to the amount of revenues contracted for that video. The costs in excess of revenues contracted for that video are expensed as incurred on an actual basis, and are not restored as assets in subsequent periods. Once the Company can establish estimates of secondary market revenues in accordance with ASC 926-20-35-5(b), it capitalizes subsequent film costs.
Capitalized video production and acquisition costs are amortized in accordance with the guidance in ASC 926-20-35-1 using the individual-film-forecast-computation method, based on the proportion of the revenues earned in a period to the estimated remaining unrecognized ultimate revenues as of the beginning of that period. The Company estimates total revenues to be earned (“ultimate revenues”) throughout the life of a video. Ultimate revenue estimates for the produced videos are periodically reviewed and adjustments, if any, will result in changes to amortization rates. Estimates used in calculating the fair value of the self produced content are based upon assumptions about future demand and market conditions. The capitalized costs are subject to assessment for impairment in accordance with ASC 926-20-35-12 to 35-18, if an event or change in circumstances indicates that the fair value is less than its unamortized costs.
Since the inception of the Group, video production and acquisition costs did not meet the criteria for capitalization and as a result all the video production and acquisition costs have been expensed as incurred.

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
Licensed video copyrights
The licensed video copyrights are amortized over their respective licensing periods.
The licensed video copyrights are carried at the lower of amortized cost or net realizable value. Under the net realizable value approach, the Company determines the expected cash inflows that are directly attributed to the premium content licensed which comprise of the expected revenues directly attributable to the content less the direct costs to deliver the content to derive the net realizable value of the asset. The Company writes down the carrying value of the licensed content if the estimated net future direct cash inflows from the licensed video copyrights over the licensing period are lower than the carrying amount.
The amortization period of the licensed video copyrights mainly range from 1 to 3 years during the years ended December 31, 2008 and 2009. Amortization expense for the years ended December 31, 2008 and 2009 was US$1,450,813and US$144,806, respectively. Write-down of US$82,513 and US$1,602,544 related to the licensed video copyrights was recognized during the years ended December 31, 2008 and 2009, respectively.
(9) Impairment of long-lived assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset.
(10) Financial instruments
Financial instruments of the Group primarily comprise of cash and cash equivalents, accounts receivable, other current assets, accounts payable, other payables, warrant liability and convertible redeemable preferred shares. As of December 31, 2008 and 2009, their carrying values approximated their fair values because of their generally short maturities, except for the warrant liability (Note 10) and convertible redeemable preferred shares (Note 8).
(11) Revenue recognition
In accordance with ASC 605, Revenue Recognition, the Group recognizes revenues when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred and collectability is reasonably assured. Revenues are recorded net of sales taxes.
Online advertising services
The Group’s revenues are derived principally from online brand advertising arrangements, where the advertisers pay to place their advertisements on the Company’s online video platform in different formats. Such formats generally include banners, buttons, links, pre-roll or post-roll video advertisements.
Advertisements on the Company’s online video platform are charged either based on the agreed number of clicks per day over the agreed period or on per day basis. In the first case, the delivery of service occurs when users click on the designated videos clips. In the latter case, the delivery is not linked to displays, but occurs as the advertisement is hosted each day.
All the Company’s revenue arrangements involve multiple element deliverables that may include placements of different types of advertisements, which are accounted for using the guidance under ASC 605-25 “Multiple Element Arrangements”.

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
The Group sells the advertising services over a broad price range and there is a lack of objective and reliable evidence of fair value for each deliverable included in the arrangement. Therefore for the arrangements that all the elements are not delivered in a uniform pattern over the agreement period, the Group treats all elements of advertising contracts as a single unit of accounting for revenue recognition purposes and recognizes the revenues on the completion of delivery of all the elements involved in the arrangements. When all of the elements within an arrangement are delivered uniformly over the agreement period, the revenues are recognized ratably over the contract period.
The Group makes a credit assessment of the customer to assess the collectability of the contract amounts prior to entering into contracts. For those contracts for which the collectability was assessed as not reasonably assured, the Group recognizes revenue only when the cash was received and all revenue recognition criteria were met.
The majority of the revenue arrangements are contracted with advertising agencies and the Group provides cash incentives in the form of rebate to these advertising agencies based on volume and performance, and accounts for such incentives as a reduction of revenue in accordance with ASC 605-50-25 (Formerly referred to as EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer).
Software service revenue
The Group also provides software services primarily involving development and customization of video related software, either or not based on the core software the Group has, and assistance in implementing the software on fixed-price basis. Revenues are recognized when the software is delivered. Post-contract customer service support, which includes general maintenance, are recognized with the total fees as the post-contract customer support is usually one year, the cost of such support is insignificant and there are no upgrades or enhancement during the post-contract customer support period. Revenues recognized for software services totaled US$75,007 and US$461,382 for the years ended December 31, 2008 and 2009, respectively.
Business tax and related surcharges
The Group’s subsidiaries and its VIE subsidiaries are subject to business tax and related surcharges on the revenues earned for services provided in the PRC. The applicable business tax rate is 5% based on the gross advertising revenue before deducting the advertising agencies rebate. In the accompanying consolidated statements of operations, business tax and related surcharges for revenues derived from online advertising and software services are deducted from gross revenues to arrive at net revenues when incurred.
(12) Cost of revenue
Cost of revenues consist primarily of employee costs associated with the platform operation and share based compensation, depreciation expenses, internet bandwidth leasing costs, amortization and write-down of licensed video copyright.

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
(13) Sales and marketing
Sales and marketing expenses consist primarily of the sales and marketing personnel payroll compensation and related employee costs, sales commission paid to the sales team and the third parties, advertising and market promotion expenses, office rental and other overhead expenses incurred by the Group’s sales and marketing personnel.
Advertising and market promotion expenses, primarily advertisements through media publications, are expensed when incurred. Advertising and market promotion expenses amounted to US$1,613,982 and US$1,247,877 during the years ended December 31, 2008 and 2009, respectively.
(14) General and administrative
General and administrative expenses consist primarily of salary and benefits, litigation cost and provision related to copyright infringement claims, share based compensation, bad debt provision, office rental, depreciation and amortization and other overhead expenses incurred by the Group’s management and administrative departments.
(15) Share-based compensation
The Group follows ASC 718 (formerly referred to as Statement of Financial Accounting Standard 123(R) “Accounting for stock-based compensation”) to determine whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. All grants of share-based awards to employees and directors classified as liability are re-measured at the end of each reporting period with an adjustment for fair value recorded to the current period expense in order to properly reflect the cumulative expense based on the current fair value of the vested rewards over the vesting periods. The Company has elected to recognize compensation expense on share-based awards with service condition on a straight-line basis over the requisite service period, which is generally the vesting period.
Under ASC 718, the Company applied the Black-Scholes option pricing model in determining the fair value of options granted.
ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.
(16) Interest income
Interest income is recognized on a time proportion basis taking into account deposit balances and the effective interest rate.
(17) Leases
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases are accounted for as capital leases. Payments made under operating leases, net of any incentives received by the Group from the lessor, are charged to the statements of operations on a straight-line basis over the lease periods or based on certain formulas, as specified in the lease agreements, with reference to the actual number of users of the leased assets, as appropriate.

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
(18) Taxation
Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the future tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.
ASC 740-10-25 (formerly referred to as Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”) prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company’s adoption of ASC 740-10-25 did not result in a cumulative adjustment to the opening balance of retained earnings as of January 1, 2007. The Company did not have any interest and penalties associated with uncertain tax positions and did not have unrecognized uncertain tax positions as of December 31, 2008 and 2009.
(19) Profit appropriation and statutory reserves
The Company’s PRC subsidiaries and VIEs are required to allocate at least 10% of their after-tax profit under PRC accounting regulations to the general reserve in accordance with the relevant PRC regulations until the general reserve has reached 50% of the registered capital of each company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of the subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. As of December 31, 2008 and 2009, the Company’s PRC subsidiaries and VIEs have not appropriated any statutory reserves because there were accumulated deficits.
(20) Contingency
In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. See Note 15.
(21) Recent accounting pronouncements
In May 2009, the FASB issued ASC 855 (formerly referred to as SFAS No. 165 “Subsequent Events”), which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 is effective after June 15, 2009. In February 2010, the FASB issued ASU No. 2010-09 (“ASU 2010-09”), Subsequent Events (ASC topic 855: Amendments to Certain Recognition and Disclosure Requirements), which updates ASC 855 and removes the requirement for public companies to disclose the date through which an entity has evaluated subsequent events. ASU 2010-09 became effective immediately. The adoption of ASC 855 and ASU 2010-09 did not have a material impact on the Company’s financial statements.

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
In June 2009, FASB issued ASC 105 (formerly referred to as SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No.162). ASC 105 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This Statement is effective for the reporting period ending on September 30, 2009. Beginning with the third fiscal quarter of 2009, the references made to U.S. GAAP use the new Codification numbering system prescribed by the FASB. The adoption of ASC 105 does not have any impact to the Company’s consolidated results of operations and financial condition.
In June 2009, the FASB issued amendments to various sections of ASC 810 (formerly referred to as SFAS No. 167 “Amendments to FASB Interpretation No. 46(R)”, which amends FASB Interpretation No. 46 (revised December 2003)) to address the elimination of the concept of a qualifying special purpose entity. Such amendments to ASC 810 also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, such amendments to ASC 810 provide more timely and useful information about an enterprise’s involvement with a variable interest entity. These amendments to ASC 810 shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not expect the adoption of ASC 810 to have a significant impact to the Company’s consolidated financial statements.
In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC 605-25 regarding revenue arrangements with multiple deliverables. This update addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and to be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. The Group is currently assessing the impact, if any, of the adoption of ASU 2009-13 on its consolidated financial statements.
In January 2010, the FASB issued ASU No. 2010-06 (“ASU 2010-06”), Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. ASU 2010-06 amends ASC topic 820 (“ASC 820”), Fair Value Measurements and Disclosures (formerly referred to as SFAS No. 157 Fair Value Measurements) to require a number of additional disclosures regarding (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements and (4) the transfers between Level 1, 2 and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Group does not expect the adoption of ASU 2010-06 to have a material impact on its consolidated financial statements.

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
2. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)
In February 2010, the FASB issued ASU No. 2010-08 (“ASU 2010-08”), Technical Corrections to Various Topics. This amendment eliminated inconsistencies and outdated provisions and provided the needed clarifications to various topics within ASC topic 815 (“ASC 815”). The amendments are effective for the first reporting period (including interim periods) beginning after issuance (February 2, 2010), except for certain amendments. The amendments to the guidance on accounting for income taxes in reorganizations (ASC subtopic 852-740) should be applied to reorganizations for which the date of the reorganization is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. For those reorganizations reflected in interim financial statements issued before the amendments in this ASU are effective, retrospective application is required. The clarifications of the guidance on the embedded derivates and hedging (ASC subtopic 815-15) are effective for fiscal years beginning after December 15, 2009, and should be applied to existing contracts (hybrid instruments) containing embedded derivative features at the date of adoption. The Group does not expect the adoption of ASU 2010-08 to have a material impact on its consolidated financial statements.
In April 2010, the FASB issued ASU No. 2010-13 (“ASU 2010-13”), Compensation- Stock Compensation (ASC topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades—a consensus of the FASB Emerging Issues Task Force. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. Earlier application is permitted. The Group does not expect the adoption of ASU 2010-13 to have a material impact on its consolidated financial statements.
3. CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of December 31, 2008 and 2009 included cash balances denominated in U.S. dollars of approximately US$11,096,136 and US$2,840,947 (equivalent to RMB75,837,652 and RMB19,397,828) as of December 31, 2008 and 2009, respectively.
4. ACCOUNTS RECEIVABLE

	December 31,	December 31,
	2008	2009
	US$	US$

Accounts receivable	2,516,845	3,262,220
Less: Allowance for doubtful accounts	—	(101,463)

	2,516,845	3,160,757

The movement of the allowance for doubtful accounts during the years is as follow:

	2008	2009
	US$	US$

Balance at beginning of year	—	—
Add: Current year additions	—	(101,463)
Less: Current year reversal	—	—

Balance at end of year	—	(101,463)

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
5. PROPERTY AND EQUIPMENT
Property and equipment and its related accumulated depreciation as of December 31, 2008 and 2009 are as follows:

	December 31,	December 31,
	2008	2009
	US$	US$

Computer equipment (including servers)	4,022,606	3,923,815
Leasehold improvements	72,837	72,905
Furniture and fixtures	278,882	311,922

Total	4,374,325	4,308,642
Less: Accumulated depreciation	(1,220,305)	(2,111,477)

Net book value	3,154,020	2,197,165

Depreciation expense for the years ended December 31, 2008 and 2009 was US$921,408 and US$1,413,150, respectively.
6. TAX PAYABLES

	December 31,	December 31,
	2008	2009
	US$	US$

Business tax payable	192,138	249,924
Others	41,219	54,974

Total	233,357	304,898

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,	December 31,
	2008	2009
	US$	US$

Accrued payroll and welfare	709,112	1,410,013
Accrued litigation provision (Note 15)	1,593,199	1,644,200
Accrued advertising and promotion expenses	860,816	1,437,372
Accrued professional consulting fee	—	325,446
Payable to a third party company	585,257	—
Others	182,386	140,945

Total	3,930,770	4,957,976

Payable to a third party company was non-interest bearing, unsecured and payable on demand, which was subsequently repaid in 2009.

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
8. REDEEMABLE CONVERTIBLE PREFERRED SHARES AND CONVERTIBLE NOTES
In April 2007, the Company issued 55,555,555 Series A Redeemable Convertible Preferred Shares (“Series A Preferred Shares”) at the purchase price of US$$0.08526 per Series A Preferred Share for an aggregate purchase price of US$4,736,842 in cash, except US$736,842 settled a liability for advertising services provided by one then shareholder in 2007. The issuance cost relates to Series A Preferred Shares is US$140,954
In June 2007, the Company also issued 10,198,604 Series A-1 Redeemable Convertible Preferred Shares (“Series A-1 Preferred Shares”) at the purchase price of US$$0.0981 per Series A-1 Preferred Share for an aggregate purchase price of US$1,000,000 in cash.
In January 2008, the Company entered into an agreement with several institutional investors and issued convertible notes (the “Convertible Notes I”) for an aggregated amount of US$1,000,000. The Convertible Notes I expire in 6 months from the issuance date and carries an interest of 8% per annum starting from January 16, 2008. According to the agreement, if the Company can complete an issuance of Series B Redeemable Convertible Preferred Shares (“Series B Preferred Shares”) in 6 months from the issuance date, the Convertible Notes I shall be automatically converted into the Series B Preferred Shares with the conversion price equal to the purchase price of Series B Preferred Shares, otherwise the Convertible Notes I shall be converted into Series A Preferred Shares at the original purchase price of Series A Preferred Shares.
In connection with the issuance of the Convertible Notes I, the Company also issued warrants to the respective holders of the Convertible Notes I, for no additional cash consideration, to purchase up to US$200,000 Series B Preferred Shares, with an initial exercise price at the purchase price of the Series B Preferred Shares (“Note I Warrants”). The Note I Warrants have an exercise period of 3 years starting from the issuance date of Series B Preferred Shares.
In April 2008, the Company entered into an agreement with one of the institutional investors of the Convertible Notes I and issued convertible note (the “Convertible Note II”) for an amount of US$1,000,000. The Convertible Note II expires on the earlier of the issuance date of Series B Preferred shares or November 16, 2008 and carries an interest of 8% per annum starting from May 9, 2008. According to the agreement, if the Company completes an issuance of Series B Preferred Shares before August 31, 2008, the Convertible Note II can be converted into the Series B Preferred Shares with the conversion price equal to 75% of the purchase price of Series B Preferred Shares at the holder’s option. If the Company completes an issuance of Series B Preferred Shares between September 1, 2008 and November 15, 2008, the Convertible Note II can be converted into the Series B Preferred Shares with the conversion price equal to 60% of the purchase price of Series B Preferred Shares at the holder’s option, otherwise the Convertible Note II can be convertible into Series A Preferred Shares at the original purchase price of Series A Preferred Shares within 3 months after November 16, 2008.
In April 2008, the Company also entered into an agreement with another institutional investor and issued convertible note (the “Convertible Note III”) for an amount of US$1,000,001. The Convertible Note III expires in 6 or 12 months from the issuance date and carries an interest of 8% per annum starting from May 9, 2008. According to the agreement, if the Company completes an issuance of Series B Preferred Shares in 6 or 12 months from the issuance date, the Convertible Note III can be converted into the Series B Preferred Shares at purchase price of Series B Preferred Shares at the holder’s option. The investor can require the Company to repay the Convertible Notes III upon the completion of issuance of Series B Preferred Shares or in the event of an Acceleration Event as specified in the notes purchase agreement. If there is an IPO as defined in the notes purchase agreement before the issuance of Series B Preferred Shares, the Convertible Note III shall be converted into the ordinary shares at the original purchase price Series A Preferred Shares.

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
8. REDEEMABLE CONVERTIBLE PREFERRED SHARES AND CONVERTIBLE NOTES (CONTINUED)
In connection with the issuance of the Convertible Notes III, the Company also issued a warrant to the holder of the Convertible Notes III, for no additional cash consideration, to purchase up to US$200,000 Series B Preferred Shares, with an initial exercise price at the purchase price of the Series B Preferred Shares (“Note III Warrant”). However, if there is an IPO before the issuance of Series B Preferred Shares, the Note III Warrant shall be exercisable into the ordinary shares at the original purchase price Series A Preferred Shares. The Note III Warrant has an exercise period of 3 years starting from the issuance date of Series B Preferred Shares.
In June 2008, the Company issued 57,081,354 Series B Preferred Shares at the purchase price of US$0.19049 per Series B Preferred Share, for an aggregate purchase price of US$10,873,278 in cash. In addition the Company issued 17,799,101 Series B Preferred Shares upon conversion of the Convertible Notes I, II and III afore-mentioned at the purchase price of US$0.19049 per Series B Preferred Share, except for 7,070,160 shares at US$0.14287 per Series B Preferred Shares converted from Convertible Note II. The issuance cost relates to Series B Preferred Shares is US$598,769.
In July 2008, the Company issued 22,967,402 Series B-1 Convertible Redeemable Preferred Shares (“Series B-1 Preferred Shares”) at the purchase price of US$0.21770 per Series B-1 Preferred Share for an aggregate purchase price of US$5,000,003 in cash.
Redeemable convertible preferred shares
As of December 31, 2008 and 2009, the Series A, A-1, B and B-1 Preferred Shares (collectively the “Preferred Shares”) are comprised of the following:

				Proceeds
	Issuance	Outstanding		net of issuance	Carrying amount	Carrying amount
Series	date	Shares	Issue Price	costs	December 31, 2008	December 31, 2009
			US$	US$	US$	US$
A	April 2007	55,555,555	0.08526	4,595,888	4,736,842	4,736,842
A-1	June 2007	10,198,604	0.0981	1,000,000	1,000,000	1,000,000
B	June 2008	67,810,295	0.19049	12,318,204	12,814,541	14,317,537
B	June 2008	7,070,160	0.14287	1,010,114	1,336,093	1,492,801
B-1	July 2008	22,967,402	0.21770	5,000,003	5,281,372	15,810,338

		163,602,016			25,168,848	27,393,547

The significant terms of Preferred Shares are summarized below:
a. Dividends:
The holders of the Preferred Shares are entitled to receive dividends at the rate of 8% of the original Preferred Share issue price per annum, when and if declared by the Board of Directors of the Company, prior and in preference to the ordinary shareholders or any other class of shareholders on an as-converted basis. The dividend of the Preferred Shares shall be non-cumulative. The holders of the Preferred Shares are also entitled to receive any other dividend, when and if declared by the Board on an as-converted basis. For the years ended December 31, 2008 and 2009, the Board of the Company had not declared the dividend.

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
8. REDEEMABLE CONVERTIBLE PREFERRED SHARES AND CONVERTIBLE NOTES (CONTINUED)
b. Liquidation preference
Upon the occurrence of any liquidation, the holders of the Preferred Shares shall be entitled to receive, before any distribution or payment to the holders of the ordinary shares of the Company, an amount equal to 100% of their original issue price for Series A and A-1 Preferred Shares and 150% of their original issue price for Series B and B-1 Preferred Shares, as adjusted for any share splits, share dividends, combinations, recapitalizations and similar transactions, plus all declared and unpaid dividends.
c. Voting rights
Each Preferred Share has voting rights equivalent to the number of ordinary shares into which such Preferred Shares could be then convertible. The holders of the Preferred Shares also would have certain veto rights including, but not limited to, any increase or decrease in the total number of directors and change of board composition, dividend declaration, any merger, split, reorganization or consolidation.
d. Conversion
The Preferred Shares are convertible, at the option of the Investors, into the Company’s ordinary shares at an initial conversion ratio of 1:1 at any time after the original issuance date. However, the conversion price of Series B and B-1 Preferred Shares is subject to adjustment according to certain specified financial and non-financial measures such as net revenue and traffic volume, etc. No adjustment was made subsequently pursuant to the board resolution in November 2009.
In addition, each Preferred Share is automatically convertible into such number of ordinary shares of the Company as shall be determined by reference to the then effective and applicable conversion ratio upon the earlier of (i) immediately prior to the closing of a Qualified IPO as defined in the Preferred Shares agreement or (ii) the vote or written consent of the holders of two-thirds (2/3) of the Preferred Shares, each voting as a separate class.
In the event that the Company issues additional ordinary shares at a price lower than the then-applicable conversion price for the Preferred Shares, the conversion price of the Preferred Shares shall be reduced to a price equal to the issue price per share of the additional ordinary shares are issued, except for issuances under certain circumstances.
e. Redemption
The holders of a majority of the outstanding Series A or A-1 Preferred Shares may, on or after July 31, 2010, would have options at any time to redeem all of the Series A and A-1 Preferred Shares at a redemption price equal to the original issue price plus any declared and unpaid dividends and interest with respect to such Preferred Shares thereon.
The holders of two thirds of the outstanding Series B or B-1 Preferred Shares may, on or after July 31, 2010, would have options at any time to redeem all of the Series B and B-1 Preferred Shares at a redemption price equal to 150% of the original issue price plus any declared and unpaid dividends and interest with respect to such Preferred Shares thereon.

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
8. REDEEMABLE CONVERTIBLE PREFERRED SHARES AND CONVERTIBLE NOTES (CONTINUED)
No beneficial conversion feature charge was recognized for the issuance of Preferred Shares as the estimated fair value of the ordinary shares does not exceed the effective conversion price on the date of issuance. The Preferred Shares are redeemable at the option of the Investors and as such are presented as mezzanine equity on the balance sheet and such amount is accreted to the redemption value from the issuance date to the earliest redemption date in accordance with ASC 480-10-S99. The carrying value of the Preferred Shares is adjusted for accretion with a corresponding adjustment to accumulated deficits in the statement of changes in shareholders’ equity.
Warrants
Following the application of ASC 480 and ASC 815-40-25, the Note I Warrants and Note III Warrant (collectively the “Warrants”) issued in connection with the Convertible Notes I and III are classified as liability due to the Warrants convertible into the Series B Preferred Shares, which are classified as mezzanine equity. The proceeds from the issuance of the Convertible Notes I and III and Warrants are first allocated to the Warrants based upon the fair value of the Warrants, amounting to US$173,765 and the residual amount of proceeds of US$1,826,236 are allocated to the Convertible Notes I and III. Effectively recording the Convertible Notes I and III a discount, the carrying amount of the Convertible Notes I, II and III of US$2,826,236 is accreted to US$3,053,808 its face value over the period and the accretion of US$227,573 from the issuance date to the conversion date in 2008 is recorded as interest expenses.
The Warrants are carried subsequently at fair value and the changes in the fair value on each balance sheet dates are recognized separately in the consolidated statements of operations. No Warrants were forfeited, cancelled or exercised for the years ended December 31, 2008 and 2009. The revaluation arising from changes in the fair values of the Warrants was loss of US$46,328 and gain of US$186,533 during the years ended December 31, 2008 and 2009, respectively.
Warrants (continued)
In determining the initial fair value of the Warrants, the Company applied the Black-Scholes option pricing model with the following assumptions used:

	Note I Warrant	Note III Warrant
Fair value of Series B Preferred Shares (US$)	0.1905	0.1905
Exercise price	0.1905	0.1905
Expected volatility (%)	49%~82%	57%
Expected dividend yield (%)	0%	0%
Expected term(years)	3	3
Risk-free interest rate (per annum) (%)	4.419%~4.283%	2.746%
•
Expected volatility was estimated based on average annualized standard deviation of the share price of comparable listed companies and applied certain discount for a period equal to the expected term preceding the valuation date.

•	Expected dividends are considered as zero because the Company has no history or expectation of paying dividends on its ordinary shares.
•	The expected term was considered as equal to the term of the warrants pursuant to the agreement.
•	Risk-free interest rates are based on the derived market yield of the US$ denominated Chinese government bonds for the term approximating the expected life of the warrants at the time of valuation.

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
8. REDEEMABLE CONVERTIBLE PREFERRED SHARES AND CONVERTIBLE NOTES (CONTINUED)
Convertible Notes
The Company assessed the beneficial conversion feature attributable to the Convertible Notes I, II and III in accordance with ASC 470-20 and determined that at the commitment date, there was a contingent beneficial conversion feature with amount of US$510,457 as a result of the recording the Convertible Notes I and III a discount and 25% discount of the conversion price of Convertible Note II to purchase Series B Preferred Shares, which was recognized as beneficial conversion charge expense in the consolidated statements of operations upon the automatic conversion of Convertible Notes I, II and III upon issuance of Series B Preferred Shares in 2008.
9. SHARE-BASED COMPENSATION
In April 2007, the Company adopted the 2007 Stock Incentive Plan (the “Plan”). The Plan provides for the granting of share options to employees, officers, directors or consultants of the Company. These options were granted with exercise prices denominated in U.S. dollars. The Company has reserved 17,283,951 ordinary shares for issuance under the Plan. The maximum term of any issued stock option is ten years from the grant date. These awards vest over a four-year schedule for employees and officers with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the award date as stipulated in the share option agreement.
In accordance with ASC 718-10, all share-based payments to employees are measured in the consolidated financial statements based on their grant-date fair values. Compensation expense is recognized on a straight-line basis, net of estimated forfeiture over the requisite service period with a graded vesting schedule.
A summary of the option activity, relating to the options held by the Company’s employees and directors under the Plan as of and for the year ended December 31, 2008 and 2009 are set out below:

			Weighted
		Weighted	average
	Options	Average	remaining	Aggregate
	Outstanding	Exercise Price	contractual life	Intrinsic value
		US$		US$
Outstanding at January 1, 2008	922,000	0.00853
Granted	8,611,000	0.09166
Forfeited	—	—

Outstanding at January 1, 2009	9,533,000	0.08362
Granted	—	—
Forfeited	—	—

Outstanding at December 31,2009	9,533,000	0.08362	8.3	175,230

Vested and expected to vest at December 31, 2009	9,306,500	0.08399	8.3	167,629

Vested and exercisable at December 31, 2009	2,613,750	0.07700	8.2	65,352

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
9. SHARE-BASED COMPENSATION (CONTINUED)
The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary shares of $0.102 per share as of December 31, 2009 and the exercise price.
The weighted average grant-date fair value of options granted during fiscal years 2008 and 2009 was US$0.5977 and Nil, respectively. Total fair value of options vested as of December 31, 2008 and 2009 was US$109,271 and US$1,395,898, respectively.
As of December 31, 2009, there was US$466,437 (equivalent to RMB3,184,927) of unrecognized share-based compensation cost related to stock options, which is expected to be recognized over a weighted-average vesting period of 2.3 years. To the extent the actual forfeiture rate is different from the Company’s estimate, actual share-based compensation related to these awards may be different from the expectation.
The fair value of each option granted under the Plan is estimated on the date of grant using the Black-Scholes option pricing model that uses assumptions noted in the following table:

	2007	2008
Fair value of ordinary shares (US$)	0.067~0.077	0.123~0.128
Exercise price (US$)	0.00853	0.042632~0.0981
Expected volatility (%)	40%~45%	55%~65%
Expected dividend yield (%)	0%	0%
Expected term(years)	5.5~7	5.5~7
Risk-free interest rate (per annum) (%)	5.16%~5.38%	4.52%~5.05%
•
Expected volatility was estimated based on average annualized standard deviation of the share price of comparable listed companies and applied certain discount for a period equal to the expected term preceding the valuation date.

•	Expected dividends are considered as zero because the Company has no history or expectation of paying dividends on its ordinary shares.
•	The expected term was considered as equal to the term of the options pursuant to the agreement.
•	Risk-free interest rates are based on the derived market yield of the US$ denominated Chinese government bonds for the term approximating the expected life of the warrants at the time of valuation.

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
10. FAIR VALUE MEASUREMENTS
As of December 31, 2008 and 2009, the carrying amount of the Company’s cash and cash equivalents approximates their fair value due to the short maturity of the instruments. The carrying value of receivables and payables approximates their market value based on their short-term maturities. There are no other financial assets or liabilities that are being measured at fair value on a recurring basis except for the warrant liability (Note 8), which is classified within level 3. As of December 31, 2008 and 2009, the fair value of the warrant liabilities was US$228,886 and US$42,481, respectively.
The Company measures the fair value of warrant liability using the Black-Scholes option pricing model and unobservable inputs mainly including assumptions about expected future cash flows of the Company and discounted rate calculated based on the risk profile of the online video industry as well as expected volatility, expected term, etc. The following table presents the changes in the warrant liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	2008	2009
	US$	US$

Balance at beginning of year	—	228,886
Issuance of warrants	173,765	—
Change in fair value of warrant liability	46,328	(186,533)
Effect of exchange rate changes	8,793	128

Balance at end of year	228,886	42,481

In January 2009, the Company implemented ASC 820 for nonfinancial assets and liabilities that are re-measured at fair value on a non-recurring basis. Nonfinancial assets such as property and equipment are measured at fair value when there is an indicator of impairment and recorded at fair value only when impairment is recognized. The Company tests its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of a long-lived asset may not be recoverable. The Company measures the fair value of long-lived assets based on an in-use premise using the discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the online video industry.
11. COST OF REVENUES

	2008	2009
	US$	US$

Payroll	1,703,558	2,505,645
Internet bandwidth cost	2,790,243	3,709,045
Depreciation of servers and other equipments	835,661	1,277,816
Amortization and write-down of licensed video copyright cost	1,533,326	1,747,350
Share based compensation	33,184	43,799
Others	766,040	734,834

Total	7,662,012	10,018,489

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
12. TAXATION
Cayman Islands
Under the current laws of Cayman Islands, the Group is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Group to its shareholders, no Cayman Islands withholding tax will be imposed.
China
Prior to January 1, 2008, the Company’s subsidiaries and VIEs that were incorporated in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the Enterprise Income Tax Law and the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprise and Foreign Enterprises (collectively the “previous PRC Income Tax Laws”), respectively. Pursuant to the previous PRC Income Tax Laws, companies are generally subject to EIT at a statutory rate of 33%. Beijing VIE and Beijing WOFE are entitled to a preferential EIT rate of 15% before January 1, 2008 due to qualified new and high technology enterprises.
On March 16, 2007, the National People’s Congress approved and promulgated a new PRC EIT Law, as supplemented by various detailed implementation guidance, which will take effect beginning January 1, 2008. The new tax laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises. The new EIT Law provides a five-year transitional period for those entities established before March 16, 2007, which enjoyed a favorable income tax rate of less than 25% under the previous income tax laws and rules, to gradually change their rates to 25%.
Composition of income tax expense
The current and deferred portion of income tax expense included in the consolidated statements of operations for the years ended December 31, 2008 and 2009 are as follows:

	2008	2009
	US$	US$

Current income tax expenses	—	—
Deferred income tax expense	—	—

Income tax expenses	—	—

Reconciliation of the differences between statutory tax rate and the effective tax rate
The reconciliation between the statutory EIT rate and the Group’s effective tax rate for the years ended December 31, 2008 and 2009 is as follows:

	2008	2009

Statutory income tax rate	25%	25%
Differential statutory tax rate	(3%)	(2%)
Change in valuation allowance	(22%)	(23%)
Effect of non-deductible expenses	0%	0%

Effective EIT rate	0%	0%

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
12. TAXATION (CONTINUED)
Significant components of deferred tax assets

	December 31,	December 31,
	2008	2009
	US$	US$

Deferred tax assets:
Temporary differences in relation to accruals	853,654	1,237,682
Less: Valuation allowance	(700,676)	(1,094,781)

Current deferred tax assets	152,978	142,901

Depreciation and amortization	152,570	433,761
Tax loss carry-forwards	1,901,479	3,611,293
Less: Valuation allowance	(2,054,049)	(3,919,418)

Non-current deferred tax assets	—	125,636

Deferred tax liabilities:
Revenue recognition	(152,978)	(268,537)

Current deferred tax liabilities	(152,978)	(268,537)

Net deferred tax assets	—	—

Movement of valuation allowance

	2008	2009
	US$	US$

Balance at the beginning of year	(536,252)	(2,754,725)
Current year additions	(2,109,077)	(2,255,835)
Effect of exchange rate changes	(109,396)	(3,639)

Balance at the end of year	(2,754,725)	(5,014,199)

Valuation allowances have been provided on the net deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2008 and 2009, valuation allowances of US$2,754,725 and US$5,014,199 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry forwards and other deferred tax assets generated by its subsidiaries and VIEs. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will increase income when those events occur. Tax losses incurred in 2008 and 2009 approximated US$5.4 million and US$6.8 million, respectively. The tax losses carry forward as at December 31, 2008 and 2009 approximated US$7.6 million and US$14.4 million, respectively, which will expire during the period from 2012 to 2014.

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
13. EMPLOYEE BENEFITS
The full-time employees of the Company’s subsidiaries and VIE subsidiaries that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the statements of operations and comprehensive income for such employee benefits amounted to approximately US$298,024 and US$747,609 for the years ended December 31, 2008 and 2009, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees
14. CERTAIN RISKS AND CONCENTRATIONS
Concentration of credit risks
Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and prepayments and other current assets. As of December 31, 2008 and 2009 substantially all of the Group’s cash and cash equivalents and short-term investments were held by major financial institutions located in the PRC and in Hong Kong, which management believes are of high credit quality.
Accounts receivable are typically unsecured and are derived from revenue earned from customers in China. The risk with respect to accounts receivables is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.
Business and economic risks
The Group participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: i) changes in the overall demand for services and products; ii) changes in business offerings; iii) competitive pressures due to new entrants; iv) advances and new trends in new technologies and industry standards; v) changes in bandwidth suppliers; vi) changes in certain strategic relationships or customer relationships; vii) regulatory considerations; viii) copyright regulations; and ix) risks associated with the Group’s ability to attract and retain employees necessary to support its growth.
There were two customers who individually accounted for greater than 10% of total revenues for the years ended December 31, 2008. The percentage of total revenues from the two customers was 13% and 12%, respectively, and the amount was US$543,082 and US$589,805, respectively, for the year ended December 31, 2008. No individual customer accounted for more than 10% of net revenues during the year ended December 31, 2009.
The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
14. CERTAIN RISKS AND CONCENTRATIONS (CONTINUED)
Foreign currency exchange rate risk
The Company’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents denominated in the U.S. dollar. On July 21, 2005, the People’s Bank of China, or PBOC, announced an adjustment of the exchange rate of the US dollar to RMB from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. This adjustment has resulted in an appreciation of the RMB against the US dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further revaluation and a significant fluctuation of the exchange rate of RMB against the US dollar.
For the years ended December 31, 2008 and 2009, the net foreign exchange loss resulting from cash dominated in US$ is not material.
15. COMMITMENTS AND CONTINGENCIES
Operating lease agreements
The Group has entered into leasing arrangements relating to office area and computer equipment in 2009 that are classified as operating leases. Future minimum lease payments for non-cancellable operating leases as of December, 31, 2009 are as follows:

Total
operating
lease
commitments
US$

2010	2,573,602
2011	13,421

2,587,023

Litigation
The Group is subject to claims and litigations, which may arise in the normal course of business. Beijing VIE is involved in a number of cases pending in various courts and arbitration as of December 31, 2008 and 2009. These cases are substantially related to alleged copyright infringement arising on or before December 31, 2008 and 2009, respectively. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results.
The Group has accrued US$1,593,199 and US$1,644,200 in “Accrued expenses and other liabilities” in the consolidated balance sheets as of December 31, 2008 and 2009, respectively (Note 7). The compensation was based on judgments handed down by the court and out-of-court settlements after December 31, 2008 and 2009 or management’s best estimation according to the historical actual compensation amount per video of Ku6 in prior years and the advice from PRC counsel. Beijing VIE is in the process of appealing certain judgments for which the loss has been accrued.
There are no accruals for any additional losses related to unasserted claims as the amount cannot be reasonably estimated.

KU6 HOLDING LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in U.S. dollars, unless otherwise stated)
16. SUBSEQUENT EVENT
On January 18, 2010, the Company was acquired by Hurray! Holding Co., Ltd. (“Hurray!”) in exchange for 723,684,204 ordinary shares, of which 44,438,100 will be represented by American Depositary Shares of Hurray!, each representing 100 ordinary shares of the Company. Following the transaction, the Company became the wholly owned subsidiary of Hurray!.
In June 2011, the Company entered into a loan agreement to borrow RMB 43.0 million (equivalent to $6.6 million) on an unsecured basis from Shanghai Shulong Technology Co., Ltd., a company controlled by Shanda Interactive, through an entrusted loan agreement, which carries an interest rate of 5.05% per year and is due in June 2012.