Form 20-F
period 2011-12-31
Ku6 Media Co., Ltd
filed 2012-03-29
CIK 1294435

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

(Address of principal executive offices)

Tony Shen

Chief Financial Officer

Telephone: +86 10 5758-6811

E-mail: shentony@ku6.com

Fax number: +86 10 5758-6834

Building 6, Zhengtongchuangyi Centre

No. 18, Xibahe Xili, Chaoyang District

Beijing 100020, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange and on which registered
Ordinary Shares, par value $0.00005 per share	Nasdaq Global Market*

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of American Depositary Shares, each representing 100 Ordinary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,019,786,036 Ordinary Shares.

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

Large Accelerated Filer  ☐                Accelerated Filer  ☐                 Non-Accelerated Filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes   ☐ No   ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes   ☐ No   ☐

PART III	103

Item 17. Financial Statements	103

Item 18. Financial Statements	103

Item 19. Exhibits	104

Exhibit 2.1
Exhibit 4.3
Exhibit 4.30
Exhibit 4.31
Exhibit 4.32
Exhibit 4.33
Exhibit 4.34
Exhibit 4.35
Exhibit 4.36
Exhibit 4.37
Exhibit 4.38
Exhibit 4.43
Exhibit 4.44
Exhibit 4.49
Exhibit 4.50 Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 12.3
Exhibit 13.1
Exhibit 13.2 Exhibit 15.1

ii

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•	“$” and “U.S. dollars” refer to the legal currency of the United States;

•	“ADSs” refers to our American depositary shares, each of which represents 100 ordinary shares;

•	“Cayman Companies Law” refers to the Companies Law (2011 Revision) of the Cayman Islands (as amended);

•

“China” and the “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Ku6 Holding” refers to Ku6 Holding Limited and its subsidiaries, affiliates and predecessor entities;

•	“ordinary shares” refers to our ordinary shares, par value $0.00005 per share;

•

“our consolidated affiliated entities” refers to Ku6 (Beijing) Information Technology Co., Ltd., or Ku6 Information Technology, Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd., or Tianjin Ku6 Zheng Yuan, Ku6 (Beijing) Cultural Media Co., Ltd., or Ku6 Cultural, and Tianjin Ku6 Network Communication Technology Co., Ltd., or Tianjin Ku6 Network;

•

“our PRC subsidiaries” refers to Ku6 (Beijing) Technology Co., Ltd., or Beijing WFOE, WeiMoSanYi (Tianjin) Technology Co., Ltd., or Tianjin WFOE, and Kusheng (Tianjin) Technology Co., Ltd., or Tianjin Ku6 Network WFOE;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“Shanda Interactive” refers to Shanda Interactive Entertainment Limited, a Cayman Islands company;

•

“Shanda Group” refers to Shanda Interactive and its subsidiaries and consolidated affiliated entities, including, unless the context requires otherwise, Ku6 Media Co., Ltd. and its subsidiaries and consolidated affiliated entities;

•	“we,” “us,” “our company” and “our” refer to Ku6 Media Co., Ltd. and its subsidiaries, consolidated affiliated entities and predecessor entities.

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

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D. “Risk Factors” and elsewhere in this annual report. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents certain selected consolidated financial information for our business. You should read the following information in conjunction with our audited consolidated financial statements, the notes thereto and Item 5. “Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. The data as of December 31, 2010 and 2011 and for the years ended December 31, 2009, 2010 and 2011 has been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The data as of December 31, 2009 has been derived from our audited consolidated financial statements not included in this annual report. The data as of December 31, 2007 and 2008 and for the years ended December 31, 2007 and 2008 has been derived from unaudited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

In May 2010, we sold all of our 51% interest in Beijing Huayi Brothers Music Co., Ltd., or Huayi Music, to Huayi Brothers Media Corporation. In August 2010, we completed the disposal of our remaining wireless value-added services, or WVAS, and recorded music businesses to Shanda Interactive and also acquired from Shanda Interactive the control of Shanghai Yisheng Network Technology Co., Ltd., or Yisheng, an online audio business. The initial acquisition of the online audio business from Shanda Interactive was accounted for as an acquisition under common control and the disposal of the WVAS and recorded music businesses, including Huayi Music, was accounted for as discontinued operations in accordance with U.S. GAAP in our consolidated financial statements. On August 11, 2011, we have ceased to control Yisheng as a 100% controlled consolidated affiliated entity and we currently hold a 20% interest in Yisheng.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of U.S. dollars, except for share and per share data)
Historical Condensed Consolidated Statement of Operations Data
Net revenues:
Advertising
Third parties	—	—	758	15,854	11,146
Related parties	—	—	279	702	8,076

Total net revenues	—	—	1,037	16,556	19,222

Cost of revenues:
Advertising
Third parties	—	—	(557)	(40,083)	(30,501)
Related parties	—	—	—	(376)	(379)

Total cost of revenues	—	—	(557)	(40,459)	(30,880)

Gross profit (loss)	—	—	480	(23,903)	(11,658)
Operating expenses	(2,738)	(2,401)	(7,130)	(29,703)	(37,912)

Operating loss from continuing operations	(2,738)	(2,401)	(6,650)	(53,606)	(49,570)
Interest income	2,084	1,432	356	57	170
Interest expense	(179)	—	—	(31)	(1,119)
Gain on reduction of acquisition payable	—	5,000	—	—	—
Foreign exchange loss	—	(8,990)	—	—	—
Other income, net	105	—	2	0	1,294

Loss before income tax benefit from continuing operations	(728)	(4,959)	(6,292)	(53,580)	(49,226)
Income tax benefit	—	—	14	41	99
Equity in loss of affiliated company, net of tax	—	—	—	—	(263)

Loss from continuing operations, net of tax	(728)	(4,959)	(6,278)	(53,539)	(49,390)

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands of U.S. dollars, except for share and per share data)
Discontinued operations:
Loss from operations of discontinued operations, net of tax	(40,727)	(7,744)	(21,778)	(3,383)	—
Gain from disposal of discontinued operations, net of tax	193	413	222	4,487	—

(Loss) income from discontinued operations, net of tax	(40,534)	(7,331)	(21,556)	1,104	—

Net loss	(41,262)	(12,290)	(27,834)	(52,435)	(49,390)
Less: Net loss attributable to the non-controlling interests from continuing operations	—	—	257	681	46
Less: Net (income) loss attributable to the non-controlling interests and redeemable non-controlling interests from discontinued operations	(688)	337	4,183	244	—

Net loss attributable to Ku6 Media Co., Ltd.	(41,950)	(11,953)	(23,395)	(51,510)	(49,344)

Loss from continuing operations, net of tax, attributable to Ku6 Media Co., Ltd.	(728)	(4,959)	(6,021)	(52,858)	(49,344)
(Loss) income from discontinued operations, net of tax, attributable to Ku6 Media Co., Ltd.	(41,222)	(6,994)	(17,374)	1,348	—

Net loss attributable to Ku6 Media Co., Ltd.	(41,950)	(11,953)	(23,395)	(51,510)	(49,344)

Loss per share, basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	—	—	(0.00)	(0.02)	(0.01)
(Loss) income from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	(0.02)	(0.01)	(0.01)	0.00	—

Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	(0.02)	(0.01)	(0.01)	(0.02)	(0.01)

Weighted average shares used in per share calculation—basic and diluted	2,172,208,190	2,185,615,129	2,196,291,947	3,096,421,097	4,265,277,638

	As of December 31,
	2007	2008	2009	2010	2011
	(in thousands of U.S. dollars, except for share data)
Historical Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	65,979	59,473	49,744	27,295	26,750
Restricted cash	—	—	—	—	3,600
Short term investments	—	—	10,000	—	—
Accounts receivable, net	14,691	12,658	4,062	8,461	3,517
Other current assets	8,777	5,580	2,155	9,051	20,424
Property and equipment, net	1,636	980	1,472	8,003	3,593
Goodwill	5,621	3,157	2,099	6,896	6,233
Other assets	8,890	6,476	1,976	27,264	24,673

Total assets	105,594	88,324	71,508	86,970	88,790

Current liabilities	14,467	6,316	13,783	36,406	33,111
Non-current liabilities	877	316	421	4,926	4,826

Total liabilities	15,344	6,632	14,204	41,332	37,937
Redeemable non-controlling interests	—	—	371	—	—
Ordinary shares ($0.00005 par value; 12,000,000,000 shares authorized; 2,174,784,440, 2,193,343,740, 2,200,194,040, 3,481,174,498 and 5,019,786,036 shares issued and outstanding as of December 31, 2007, 2008, 2009, 2010 and 2011, respectively)	109	110	110	174	251
Other Ku6 Media Co., Ltd. shareholders’ equity	85,474	76,799	54,966	45,572	50,602
Non-controlling interests	4,667	4,783	1,857	(108)	—

Total liabilities, redeemable non-controlling interests and shareholders’ equity	105,594	88,324	71,508	86,970	88,790

Exchange Rate Information

We present our historical consolidated financial statements in U.S. dollars. Certain contractual amounts in Renminbi described in this annual report are translated into U.S. dollar amounts solely for the convenience of the reader. Except as otherwise specified, these amounts are translated at a rate of RMB6.2939 to $1.00, the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2011, unless otherwise stated. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be at any particular rate, or at all.

The following table sets forth information regarding exchange rates between Renminbi and U.S. dollars for the periods indicated:

	Exchange Rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
September	6.3780	6.3885	6.3975	6.3780
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3172	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March (through March 23, 2012)	6.3021	6.3145	6.3315	6.2982

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages were calculated by using the average of the daily rates during the relevant month.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business

We have a short operating history in a new and unproven market, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We entered the online video business in January 2010 when we acquired Ku6 Holding. As we subsequently disposed of the WVAS and recorded music businesses in August 2010 and a 80% interest in the online audio business in August 2011, we are currently operating the online video business as our principal business and generate substantially all of our revenues from online advertising. However, we only have a short operating history in this new and unproven market that may not develop as expected, if at all. This short operating history makes it difficult to effectively assess our future prospects. You should consider our business and prospects in light of the risks and difficulties we encounter in this rapidly evolving market.

We have a history of losses, and we may be unable to achieve or sustain profitability.

We incurred net losses in each of the fiscal years from 2007 through 2009 and continued to incur losses in each of the fiscal years from 2010 through 2011 after we entered the online video business. Our ability to achieve profitability is affected by various factors, including:

•	growth of the online video industry and the online advertising market;

•	the transition from long-form professional content to short-form user-generated content, or UGC;

•	the continued growth and maintenance of our user base;

•	our ability to control our costs and expenses; and

•	our ability to provide new advertising services to meet the demands of our advertising customers.

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

We face significant competition, primarily from those companies that operate online video websites in China, which our management estimates to currently number over one hundred. A large number of independent online video sites, such as Youku.com and Tudou.com, compete against us. In addition, Chinese Internet portals, including Sina.com, Sohu.com and Baidu.com, and some of China’s major TV networks, such as China Central Television, or CCTV, Phoenix Satellite TV and Hunan Satellite TV, which have longer operating histories and more experience in attracting and retaining users and managing customers than we do, have launched their own video businesses. We also face competition from Internet video streaming platforms based on the P2P technology, such as PPS and PPTV. We compete with these companies for users and advertisers. Our competitors may compete with us in a variety of ways, including by conducting brand promotions and other marketing activities and making acquisitions. In addition, certain online video websites may continue to derive their revenues from providing content that infringes third-party copyright and may not monitor their websites for any such infringing content. As a result, we may be placed at a disadvantage to some of these websites that do not incur similar costs as we do with respect to content monitoring. Some of our competitors have a longer operating history and significantly greater financial resources than we do, and in turn may be able to attract and retain more users and advertisers. If any of our competitors achieves greater market acceptance than we do or is able to offer more attractive online video content, our user traffic may decrease and our market share may decrease, which may result in a loss of advertisers and have a material and adverse effect on our business, financial condition and results of operations.

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

We require a significant amount of cash to fund our operations. We cannot assure you that we can meet our working capital requirements or other capital needs through improved operating results or additional financings in amounts or on terms acceptable to us, or at all.

The operation of an online video business requires significant upfront capital expenditures as well as continuous, substantial investment in content, technology and infrastructure. In order to implement our development strategies to expand our infrastructure and optimize our services across Internet-enabled devices, and further expand and diversify our revenue sources, we may incur additional capital needs in the future. We reported net losses attributable to our company of $23.4 million, $51.5 million and $49.3 million for the years ended December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, we had cash and cash equivalents of $26.8 million and net current assets of $21.2 million. Our net cash used in operating activities in 2011 was $39.2 million. We cannot assure you that we will be able to generate sufficient cash flows or otherwise maintain sufficient working capital to finance our anticipated operations and capital expenditure requirements, as well as achieve projected cash collections from customers and contain expenses and cash used in operations. Achievement of better operating performance is not assured and management expects to continue to implement its liquidity plans, which includes reducing operating expenses. In addition, various matters may impact our liquidity such as:

•	inability to achieve planned operating results that could increase liquidity requirements beyond those considered in our business plan;

•	changes in financial market conditions or our business condition that could limit our access to existing credit facilities or make new financings more costly or even unfeasible; and

•	changes in China’s currency exchange control regulations that could limit our ability to access cash in China to meet liquidity requirements for our operations in China or elsewhere.

If we cannot meet our liquidity needs through improved operating results, we may need to obtain financings from financial institutions or issue debt securities. For example, on June 29, 2011, we issued $50,000,000 aggregate principal amount of senior convertible bonds to Shanda Media Group Limited (formerly known as Shanda Music Group Limited), or Shanda Media, a wholly owned subsidiary of Shanda Interactive. These senior convertible bonds were to mature in three years after issuance, but based on our working capital position, we redeemed the senior convertible bonds on September 30, 2011. We cannot assure you that we will be able to obtain any future financings if required under commercially reasonable terms, or at all. In addition, we may have to obtain additional funding through equity offerings. For example, pursuant to a share purchase agreement dated April 1, 2011, we issued 1,538,461,538 ordinary shares to Shanda Media for an aggregate purchase price of $50,000,000 (or $0.0325 per ordinary share). We may have to issue and sell additional securities to meet our liquidity needs, but our ability to sell our securities is not assured. Any additional issuance of securities would dilute the ownership of our shareholders and ADS holders. Our ability to obtain additional financings in the future is subject to a number of uncertainties, including:

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

We generate substantially all of our revenues from online advertising. If we fail to retain existing advertisers or attract new advertisers to advertise on our website or if we are unable to collect accounts receivable from the advertisers or advertising agencies in a timely manner, our financial condition, results of operations and prospects may be materially and adversely affected.

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

Historically, we entered into a majority of our online advertising agreements with various third-party advertising agencies. Beginning in the second quarter of 2011, we have relied on Shanghai Shengyue Advertising Ltd., or Shengyue, an affiliate wholly owned by Shanda Interactive, as our advertising agency for sales to, and collection of payments from, a majority of our advertisers. The financial soundness of our advertisers and Shengyue may affect our collection of accounts receivable. Any inability of our advertisers or Shengyue to pay us in a timely manner may adversely affect our liquidity and cash flows.

If we fail to continue to anticipate user preferences and provide products and services to attract and retain users, we may not be able to generate sufficient user traffic to remain competitive.

Our success depends on our ability to generate sufficient user traffic through provision of attractive products and services. To attract and retain users and compete against our competitors, we must continue to offer high-quality content that provides our users with a satisfactory online video experience. To this end, we must continue to produce new in-house content and encourage more UGC, while balancing the value of each type of content to our advertising services. For example, with UGC, users can upload and share their own videos and spend a longer time on our website, and a “community-like” environment enhances users’ loyalty to our website and such network effect broadens advertisers’ reach of audience; and with our in-house productions, we tailor such content to users’ preferences based on our industry experience and combine these productions with targeted advertising services such as product placements, which benefits both the users and our advertisers.

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

Our net revenues grew significantly from $1.0 million in 2009 to $16.6 million in 2010 and further to $19.2 million in 2011. To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to maintain and expand our relationships with content providers, advertisers, advertising agencies and other third parties. We cannot assure you that our current infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, results of operations and prospects may be materially and adversely affected.

We may be subject to administrative actions by PRC regulatory authorities and other liabilities because of advertisements shown on our website.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our website to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to website posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained from competent governmental authority, which is generally the local branch of the State Administration for Industry and Commerce, or the SAIC. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting a pharmaceutical product advertisement without approval, or posting an advertisement for fake pharmaceutical products, PRC governmental authorities may force us to terminate our advertising operation or revoke our licenses. Furthermore, advertisers, advertising operators or advertising distributors, including us, may be subject to civil liability if they infringe on the legal rights and interests of third parties.

A majority of the advertisements shown on our website are provided to us by advertising agencies on behalf of advertisers. We cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the application of these laws and regulations. For example, Article 38 of the Advertisement Law provides that an advertisement operator who knows or should have known the posted advertisement is false or fraudulent will be subject to joint and several liabilities. However, for the determination of the truth and accuracy of the advertisements and the actual or constructive knowledge of the website, there are no implementing rules or official interpretations, and such a determination is at the sole discretion of the relevant local branch of the SAIC, which results in uncertainty in the application of these laws and regulations.

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

As part of our expansion and diversification strategy, we may acquire or invest in companies in the same or related industries in which we operate. We record acquisition goodwill and acquired intangible assets on our balance sheet in connection with such acquisitions and investments arrangements, respectively. We are required to review our acquisition goodwill for impairment at least annually and review our acquired intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, including a decline in stock price and market capitalization and a slow down in our industry, which may result from the recent global economic slowdown. If the carrying value of our acquisition goodwill or acquired intangible assets were determined to be impaired, we would be required to write down the carrying value or to record charges to earnings in our financial statements during the period in which our acquisition goodwill or acquired intangible assets is determined to be impaired. During the years ended December 31, 2009, 2010 and 2011, we recorded impairment of $3.6 million, nil and nil, respectively, for acquisition goodwill relating to our discontinued operations and impairment of $3.5 million, nil and $1.4 million, respectively, for acquired intangible assets relating to our discontinued operations and continued operations. Any significant impairment charges would adversely affect our results of operations.

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

If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our users’ experience may be negatively affected, which in turn, may have a material and adverse effect on our reputation. We cannot assure you that we will be successful in minimizing the frequency or duration of service interruptions.

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

Our operations depend on the performance of the Internet infrastructure and telecommunications networks in China and third-party service providers.

Our products and services depend on the ability of our users to access the Internet. Therefore, the successful operation of our business depends on the performance of the Internet infrastructure and telecommunications networks in China. Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of China’s Ministry of Industry and Information Technology, or the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers in each province and rely on them to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the telecommunications networks provided by telecommunications service providers. Our Ku6.com website regularly serves a large number of users and advertisers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our websites. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected. If Internet access fees or other charges to Internet users increase, our user traffic may decline and our business may be hurt. Our servers, which are partly hosted at third-party Internet data centers, are vulnerable to break-ins, sabotage and vandalism. The occurrence of a natural disaster or a closure of an Internet data center by a third-party provider without adequate notice could result in lengthy service interruptions. Moreover, the agreements we have entered into with domestic telecommunications carriers to host our servers typically have terms of approximately one year and are renewable subject to early termination. If we are not able to renew such hosting services agreements with the telecommunications carriers when they expire and are not able to enter into agreements with alternative carriers at commercially reasonable terms or at all, the quality and stability of our services may be adversely affected. In addition, our domain names are resolved into Internet protocol (IP) addresses by systems of third-party domain name registrars and registries. Any interruptions or failures of those service providers’ systems, which are beyond our control, could significantly disrupt our own services.

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

We have been and may continue to be subject to claims for defamation, negligence, infringement of third-party copyright and other rights, such as privacy and image rights, or other claims based on the nature or content of videos or other information provided by Ku6 Holding or our users on our websites. Such claims, with or without merit, may cause us to incur significant costs and liabilities and could materially and adversely affect our business, and also result in diversion of the attention of our management and our financial resources and negative publicity on our brand and reputation. Ku6 Holding recorded expenses relating to such claims of $1.6 million and $0.4 million during the years ended December 31, 2008 and 2009, respectively, prior to the acquisition by us. After the acquisition in 2010, we recorded expenses relating to such claims of nil and $2.1 million during the years ended December 31, 2010 and 2011, respectively. We paid $1.0 million and $0.2 million to settle such claims during the years ended December 31, 2010 and 2011, respectively, and we recorded accrued litigation provision in the amounts of $0.7 million and $2.7 million in 2010 and 2011, respectively. In addition, third parties may make claims against us for losses incurred in reliance on the information on our websites. We do not carry any liability insurance covering such risks.

Due to the significant number of videos uploaded by users, which currently amounts to an average of approximately 150,000 files on a daily basis, we may not be able to identify all content that may infringe on third-party rights. Thus, our failure to identify unauthorized videos posted on our website may subject us to, and may continue to subject us to, claims of infringement on third-party intellectual property rights or other rights. In addition, we may be subject to administrative actions brought by the National Copyright Administration of the PRC or its local branches for alleged copyright infringement.

Additionally, although we have not previously been subject to legal actions for copyright infringement in jurisdictions other than the PRC, it is possible that we may be subject to such claims in the future. Such other jurisdictions may impose different protections for copyrights, and the claims may result in potentially larger damages awards than have been imposed in the PRC. For example, although our operations are in the PRC and our site is targeted at audiences in Asia, our site includes some English-language content and is accessible by users in the United States and elsewhere. There is a risk that a U.S. court may determine that it has jurisdiction over us for claims for U.S. copyrights. Although U.S. copyright laws, including the Digital Millennium Copyright Act (17 U.S.C. § 512), or the DMCA, provide safeguards from claims for monetary relief for copyright infringement for certain entities that host user-uploaded content and that comply with specified statutory requirements, it is possible that a U.S. court would conclude that it has jurisdiction and that we are not eligible for, or have not complied with all the statutory requirements to qualify for, the safeguards provided by the DMCA. Under such circumstances, it is possible that we could be subject to claims of copyright infringement in the United States.

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

Our online video business is subject to strict government regulations in the PRC. Under the current PRC regulatory scheme, a number of regulatory agencies, including the State Administration of Radio, Film, and Television, or SARFT, the Ministry of Culture, the Ministry of Industry and Information Technology, or MIIT, the General Administration of Press and Publication, or GAPP, and the State Council Information Office, or SCIO, jointly regulate all major aspects of the Internet industry, including the online video industry. Operators must obtain various government approvals and licenses, including an Internet content provider license, or ICP license, and an Internet audio/video program transmission license, prior to the commencement of online video operations. We have obtained the licenses and permits essential for our business operations. We have obtained the ICP license, the Internet audio/video program transmission license (currently covering the Internet user uploaded audio/video program service) and a permit from the Beijing Drug Administration to post approved non-prescription drug advertisement on our website We currently operate a current events channel on our website, which includes audio/video content relating to current topics and social events.

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

Our success depends, in part, upon the continuing contributions of our executive officers. Although we have an employment agreement with our chief financial officer and the third-party human resources agency that we use has an employment agreement with our chief executive officer, we cannot assure you that we will be able to retain these executive officers. The loss of the services of any of our executive officers or the failure to attract other executive officers could have a material adverse effect on our business or our business prospects.

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

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on the effectiveness of such company’s internal control over financial reporting in its annual report. In addition, an independent registered public accounting firm must report on such company’s internal control over financial reporting.

Our management concluded that our internal control over financial reporting was effective as of December 31, 2011 and our independent registered public accounting firm has issued an attestation report concluding that our internal control over financial reporting was effective in all material aspects. However, we had identified a material weakness in our internal control over financial reporting as of December 31, 2010 relating to a lack of sufficient competent accounting personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and prepare financial statements and related disclosures under U.S. GAAP and we cannot assure you that we will be able to maintain the effectiveness of our internal control over financial reporting on a continuing basis in the future. As effective internal control over financial reporting is necessary for us to produce reliable financial reports and are important to help prevent fraud, any failure to maintain effective internal control over financial reporting could harm our business and result in a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

It is not clear whether we were a passive foreign investment company, or PFIC, for taxable year 2011. Although we believe we were not a PFIC for taxable year 2010, we believe that we were a PFIC for taxable years 2006, 2007, 2008 and 2009, which could result in adverse U.S. federal income tax consequences to U.S. investors.

We will be a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is passive income or (b) 50% or more of the average quarterly value, generally determined by fair market value, of our assets during such taxable year consists of assets that either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets and (b) received directly a proportionate share of the other corporation’s income. We believe that we were a PFIC for taxable years 2006, 2007, 2008 and 2009 and it is not clear whether we were a PFIC for taxable year 2011. That determination is subject to uncertainty because of the uncertain characterization of our assets and income for purposes of the PFIC rules. If we were a PFIC for 2006, 2007, 2008, 2009 or 2011 and you held ordinary shares or ADSs during any such taxable years, we would continue to be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which you hold them, even if we cease to be a PFIC in taxable years ending after 2011. Because our PFIC status for any taxable year will not be determinable until after the end of the taxable year and will depend on the composition of our income and assets and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ordinary shares or ADSs (which may be especially volatile), there can be no assurance we will not be a PFIC for any taxable year. Such characterization could result in adverse U.S. federal income tax consequences to a U.S. investor. In general, if we are a PFIC, then “excess distributions” to a U.S. investor and any gain realized by a U.S. investor on the sale or other disposition of our ordinary shares or ADSs will be allocated ratably over the U.S investor’s holding period for the ordinary shares or ADSs; the amount allocated to the taxable year of receipt of the distribution or disposition and any year prior to our becoming a PFIC will be taxed as ordinary income; and the amount allocated to each other taxable year will be subject to tax at the highest rate in effect for the applicable class of taxpayer for that year. Additionally, an interest charge will be imposed with respect to the resulting tax attributable to each such other taxable year and the U.S. investor will be subject to U.S. tax reporting requirements. Alternatively, if we are a PFIC and if our ADSs are “regularly traded” on a “qualified exchange,” a U.S. investor could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above.

Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to the U.S. federal, state and local and other tax consequences of our status as a PFIC in light of their particular circumstances, as well as the availability of and procedures for making a mark-to-market or other available election. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see “Taxation—U. S. Federal Income Taxation” below.

We may be deemed a PRC resident enterprise under the EIT Law and be subject to PRC taxation on our worldwide income.

The PRC Enterprise Income Tax Law, or the EIT Law, includes a provision specifying that legal entities organized outside China will be considered residents for PRC income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for PRC income tax purposes, they would be subject to the 25% enterprise income tax imposed by the EIT Law on their worldwide income. The implementation rules to the EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. reside within China. Although substantially all of our operational management is currently based in the PRC, it is uncertain whether we would be deemed a PRC tax resident enterprise under the EIT Law and other related PRC laws and regulations. If we are deemed to be a PRC tax resident enterprise, our global income will be subject to PRC enterprise income tax at the rate of 25%, which would have a material adverse effect on our financial condition and results of operations.

Dividends that we receive from our PRC subsidiaries are subject to PRC withholding tax.

In accordance with the EIT Law and its implementation rules, dividends which arise from profits of foreign invested enterprises, or FIEs, earned after January 1, 2008, are subject to a 10% withholding tax. There are no undistributed earnings of our subsidiaries located in the PRC that are available for distribution as of December 31, 2011. In addition, we (i) do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future and (ii) intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business in the PRC. Accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon distributions of dividends by our PRC subsidiaries to us. Any future dividends that we will receive from our PRC subsidiaries will be subject to PRC withholding tax.

All participants of our existing equity compensation plans who are PRC citizens are required to register with the State Administration of Foreign Exchange of the PRC, or SAFE, and the failure to so comply could subject us and such participants to penalties.

On March 28, 2007, SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of an Overseas Listed Company, or Circular 78. On May 29, 2007, SAFE issued the Notice on Printing and Distributing the Operating Rules for the Notice of the State Administration of Foreign Exchange on the Relevant Issues about Foreign Exchange Control over the Financing and Return Investment of Domestic Residents through Overseas Special Purpose Companies, or Circular 106. According to these regulations, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas, publicly listed company are required to register with SAFE and complete certain other procedures. These participants should retain a PRC agent, which can be a subsidiary of the overseas listed company in China to handle various foreign exchange matters associated with these plans. In the case of an employee stock ownership plan, an overseas custodian bank should be retained by the PRC agent to hold in trusteeship all overseas assets held by such participants under the employee stock ownership plan. In the case of a stock option plan, a financial institution with stock brokerage qualification in the jurisdiction where the overseas publicly-listed company is listed or a qualified institution designated by the overseas, publicly listed company is required to be retained by the PRC agent to handle matters in connection with the exercise or sale of stock options for the stock option plan participants. The PRC agents or employers should, on behalf of the PRC citizens, apply annually to SAFE or its competent local branches for a quota for the conversion and/or payment of foreign currencies in connection with the PRC citizens’ exercise of the employee stock options. The foreign exchange proceeds received by the PRC citizens from sale of shares under the stock option plans granted by the overseas listed companies must be remitted into the bank accounts in China opened by their employers or PRC agents. We and our PRC citizen employees who participate in the employee stock ownership plan or a stock option plan have not yet completed the required registration with SAFE. Any failure to comply with such regulations may subject us and the participants of our equity compensation plans who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our personnel which is currently a significant component of the compensation of many of our PRC employees, as a result of which our business operations may be adversely affected.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet business, including the provision of online video and online advertising services. Specifically, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. We conduct our operations in China principally through contractual arrangements among our PRC subsidiaries (Beijing WFOE, Tianjin WFOE and Tianjin Ku6 Network WFOE), our consolidated affiliated entities in the PRC (Ku6 Information Technology, Tianjin Ku6 Zheng Yuan, Ku6 Cultural and Tianjin Ku6 Network), and their respective shareholders. Ku6 Information Technology holds the licenses and permits necessary to conduct our online video, online advertising and related businesses in China. Our contractual arrangements with Ku6 Information Technology, Tianjin Ku6 Zheng Yuan, Ku6 Cultural and Tianjin Ku6 Network and their respective shareholders enable us to exercise effective control over these entities and hence treat them as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see Item 4.C. “Information on the Company—Organizational Structure.”

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

Since PRC laws restrict foreign equity ownership in companies engaged in online video and advertising businesses in China, we rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders to operate our business in China. If we had direct ownership of Ku6 Information Technology, Tianjin Ku6 Zheng Yuan, Ku6 Cultural and Tianjin Ku6 Network, we would be able to: (i) exercise our rights as a shareholder to effect changes in the board of directors of these entities, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations, and (ii) derive economic benefits from the operations of these entities by causing them to declare and pay dividends. However, under the current contractual arrangements, we rely on our consolidated affiliated entities and their respective shareholders’ performance of their contractual obligations to exercise effective control. In general, neither our consolidated affiliated entities nor their respective shareholders may terminate the contracts prior to the expiration date. However, the shareholders of Ku6 Information Technology, Tianjin Ku6 Zheng Yuan, Ku6 Cultural or Tianjin Ku6 Network may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial terms expire. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entities. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business” below. Therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over these consolidated affiliated entities.

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

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities in China and their respective shareholders were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment to our tax liability. In addition, the PRC tax authorities may impose interest on late payments on our consolidated affiliated entities for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase significantly or if they are required to pay interest on late payments.

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

We conduct substantially all of our operations, and generate substantially all of our revenues, through our consolidated affiliated entities. Our control over these entities is based upon contractual arrangements with our consolidated affiliated entities and their shareholders that provide us with the substantial ability to control these entities. We provide no incentives to any of the shareholders of our consolidated affiliated entities for the purpose of encouraging them to act in the best interest of our company in such capacity. These shareholders may breach their contractual arrangements, or cause our consolidated affiliated entities to breach their contractual arrangements, with us or cause these contracts to be amended in a manner contrary to the interest of our company, if they believe such action furthers their own interest, or if they otherwise act in bad faith. We cannot assure you that, when conflicts arise, these shareholders will act in the best interest of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and any of these shareholders, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We rely on our PRC subsidiaries and our consolidated affiliated entities to fund our cash and financing requirements. Any limitation on the ability of our PRC subsidiaries and our consolidated affiliated entities to transfer funds to us could have a material adverse effect on our ability to grow or otherwise fund our cash and financing requirements.

We are a holding company and our operations are principally conducted through our PRC subsidiaries and our consolidated affiliated entities. As a result, the ability of our company to pay dividends and to finance debts depends upon service fees paid by our consolidated affiliated entities to our PRC subsidiaries and dividends and other distributions paid by our PRC subsidiaries to our company. If any of our subsidiaries or consolidated affiliated entities incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay service fees or dividends directly or indirectly to our company.

Under PRC laws and regulations, our PRC subsidiaries and our consolidated affiliated entities may pay dividends only out of their retained earnings as determined in accordance with PRC accounting standards and regulations. There is no significant difference between retained earnings as determined in accordance with PRC accounting standards and in accordance with U.S. GAAP. In addition, our PRC subsidiaries and our consolidated affiliated entities are required to set aside at least 10% of their after-tax net income each year, if any, to fund certain statutory reserves, which are not distributable as cash dividends, until the aggregate amount of such funds reaches 50% of their respective registered capital. As of December 31, 2011, the registered capital was $11,700,000 for Beijing WFOE, $60,000,000 for Tianjin WFOE and $30,000,000 for Tianjin Ku6 Network WFOE, respectively. As none of our PRC subsidiaries has made any profits to date, our PRC subsidiaries have not been subject to the statutory reserve fund requirements and have not set aside any money to fund the statutory reserve funds or staff welfare and bonus funds. Our PRC subsidiaries will not be able to pay dividends to us or our offshore subsidiaries until they generate accumulated profits and meet the requirements for statutory reserve funds. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are restricted in their ability to transfer a portion of their net assets to our company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $59.4 million, or 116.7% of our company’s total consolidated net assets as of December 31, 2011. In addition, our PRC subsidiaries and our consolidated affiliated entities may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

Foreign exchange transactions under the capital account are subject to limitations and require registration with or approval by the relevant PRC governmental authorities. In particular, if we finance our PRC subsidiaries by means of foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with SAFE, and if we finance our PRC subsidiaries by means of capital contributions, those capital contributions must be approved by the Ministry of Commerce of the PRC, or MOFCOM. Our ability to use the U.S. dollar proceeds of the sale of our equity or debt to finance our business activities conducted through our PRC subsidiaries will depend on our ability to obtain these governmental registrations or approvals. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance our PRC operating companies’ operations by loans or capital contributions. We cannot assure you that we can obtain these governmental registrations or approvals on a timely basis, if at all.

We may be unable to collect long-term loans extended to the shareholders of our consolidated affiliated entities.

As of December 31, 2011, we made long-term, interest-free loans in an aggregate principal amount of RMB20.0 million ($3.2 million) to the shareholders of our consolidated affiliated entities to enable them to fund the initial capitalization and the subsequent financial requirements of our consolidated affiliated entities. The initial term for such loans is 10 years (in respect of loans to shareholders of Ku6 Information Technology and Ku6 Cultural) or 20 years (in respect of loans to shareholders of Tianjin Ku6 Network) and can be extended upon written agreement. We may in the future make additional loans to the shareholders of our consolidated affiliated entities in China in connection with any increase in the capitalization or financial requirements of these entities to the extent necessary and permissible under applicable PRC laws and regulations. Our ability to collect these long-term loans will depend on the profitability and results of operations of these consolidated affiliated entities, which are uncertain.

The new PRC Property Rights Law may affect the perfection of the pledge in our equity pledge agreements with our consolidated affiliated entities and their individual shareholders.

Under the equity pledge agreements among our PRC subsidiaries, certain of our consolidated affiliated entities and the shareholders of our consolidated affiliated entities, the shareholders of our consolidated affiliated entities have pledged all of their equity interests in these entities to our relevant subsidiaries by recording the pledge on the shareholder registers of the respective entities. However, according to the PRC Property Rights Law, which became effective as of October 1, 2007, a pledge is not valid unless it is registered with the relevant local administration for industry and commerce. The SAIC and many of its local branches, including Shanghai Administration for Industry and Commerce and Tianjin Administration for Industry and Commerce, have adopted registration procedures with respect to the registration of equity pledges according to the Property Rights Law. Ku6 Information Technology and Tianjin Ku6 Network have completed the registration of equity pledges on November 13, 2008 and January 20, 2012, respectively. Ku6 Culture and Tianjin Ku6 Zheng Yuan are in the process of registering the relevant equity pledges with the local administration for industry and commerce for the benefit of our PRC subsidiaries. We cannot assure you that they will be able to register the equity pledges. If they are unable to do so, the pledges may be unenforceable under the PRC Property Rights Law. Until such pledge interests are registered, they are not considered perfected under the PRC law. Consequently, if any individual shareholder of our consolidated affiliated entities breaches his or her obligations under the contractual arrangements with respect to these entities, there is a risk that our PRC subsidiaries may not be able to successfully enforce the equity pledges and would need to resort to legal proceedings to enforce their contractual rights.

We may have conflicts of interest with Shanda Interactive or its affiliates. Because of Shanda Interactive’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

As of December 31, 2011, Shanda Interactive beneficially owned approximately 66.4% of our outstanding equity interests. Conflicts of interest may arise between Shanda Interactive and us in a number of areas relating to our past and ongoing relationships. In addition to the conflicts of interests we have discussed in other risk factors, potential conflicts of interest that we have identified include the following:

•

Our board members or executive officers may have conflicts of interest. Mr. Tianqiao Chen, Ms. Grace Wu and Mr. Danian Chen, who are our directors, currently also serve as directors or officers of Shanda Interactive. Some of our directors also own equity interests in Shanda Interactive. Our board members may receive incentive share compensation from Shanda Games, a subsidiary of Shanda Interactive, from time to time. These relationships could create perceived or actual conflicts of interest when these persons are faced with decisions with potentially different implications for Shanda Interactive and us.

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

The PRC legal system embodies uncertainties which could limit the legal protections available to you and could also adversely affect our ability to operate our business.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. Although legislation in China over the past 20 years has significantly improved the protection afforded to various forms of foreign investment and contractual arrangements in China, these laws, regulations and legal requirements are relatively new and their interpretation and enforcement involve uncertainties, which could limit the legal protection available to us, and foreign investors, including you. In addition, the PRC government may enact new laws or amend current laws that may be detrimental to our current contractual arrangements with respect to our consolidated affiliated entities, which may in turn have a material adverse effect on our ability to operate our business.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, unless it is provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Failure to comply with SAFE Circular 142 could result in liabilities for such PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions, including (i) being required to take appropriate remedial action, confiscation of any illegal income and imposition of a fine of up to 30% of the illegal amount involved and (2) in circumstances involving serious violations, a fine of between 30% and 100% of the illegal amount involved shall be imposed on the organization or individual concerned. If we are found to violate SAFE Circular 142 or other laws in relation with foreign exchange, we may be subject to severe monetary or other penalties.

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

In addition, some of our employees, including our chief executive officer, are contracted through a third-party human resources agency that is responsible for managing, among others, payrolls, social insurance contributions and local residency permits of these employees. We may be held jointly liable if the third-party agency fails to pay such employees their wages and other benefits or otherwise become liable to these employees for labor law violations. In order to fully comply with the legal requirements under the Labor Contract Law and other related laws, we may incur substantial increases in labor cost.

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

A slowdown of the PRC economy may adversely affect our business, results of operations and financial condition.

Since we generate substantially all of our revenue from online advertising, a slowdown of the PRC economy could cause decreases or delays in advertising spending, a reduction in our revenue and a negative impact on our ability to grow our revenue. Further, any decreased collectability of accounts receivable or early termination of advertising agreements as a result of adverse economic conditions could negatively impact our results of operations.

Changes in China’s political and economic policies could harm our business.

The economy of China has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the PRC government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the PRC economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

•	economic structure;

•	level of government involvement in the economy;

•	level of development;

•	level of capital reinvestment;

•	control of foreign exchange;

•	methods of allocating resources; and

•	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the PRC economy were similar to those of the OECD member countries.

Governmental control of currency conversion may affect the value of our ordinary shares and ADSs.

The PRC government imposes controls on currency conversion between Renminbi and foreign currencies and, in certain cases, the remittance of currency out of and into China. We receive substantially all of our revenue in Renminbi, which is currently not a freely convertible currency. Under our current corporate structure, the income of our company will be primarily derived from dividend payments from Beijing WFOE and Tianjin WFOE. Shortages in the availability of foreign currency may restrict the ability of Beijing WFOE and Tianjin WFOE to remit sufficient foreign currency to pay dividends to us, or otherwise satisfy its foreign currency-dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, in most cases, particularly payments of capital accounts items, approval from appropriate governmental authorities is required where (i) Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of offshore bank loans denominated in foreign currencies or (ii) any foreign currency is to be converted into Renminbi for investment in China. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from converting Renminbi into foreign currencies or vice versa, and obtaining sufficient Renminbi or foreign currency to satisfy our currency demands, our ability to transfer Renminbi to fund our business operations in China or to pay dividends in foreign currencies to our shareholders may be adversely affected.

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

Our operations may be affected by a number of health-related factors, including the following:

•	quarantines or closures of some of our offices which would severely disrupt our operations,

•	the sickness or death of our key officers and employees, and

•	a general slowdown in the PRC economy caused by any public health problems.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

Risks Related to Our ADSs

The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. The sale price of our ADSs on the NASDAQ Global Market ranged from $0.75 to $8.12 per ADS in 2011 and the last reported sale price on March 26, 2012 was $2.00.

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

If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding stock options, following this offering, the market price of our ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. The ADSs offered in this offering will be eligible for immediate resale in the public market without restrictions, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions contained in Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act, and the applicable lock-up agreements. If any existing shareholder or shareholders sell a substantial amount of ordinary shares after the expiration of the lock-up period, the prevailing market price for our ADSs could be adversely affected.

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

Our corporate affairs are governed by our memorandum and articles of association, by the Cayman Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law in this area may not be as clearly established as they would be under statutes or judicial precedents in existence in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more developed and judicially interpreted bodies of corporate laws. Moreover, under the Cayman Companies Law, for mergers and consolidations involving two Cayman Islands companies or a Cayman Islands company and an overseas company, dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed to by the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions, and such rights may not be comparable to the appraisal rights that would ordinarily be available to dissenting shareholders of a U.S. company. Finally, Cayman Islands companies may not have standing to initiate shareholder derivative actions before any federal court of the United States.

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

Our memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions, including, among other things, provisions that authorize our board of directors, without action by our shareholders, to issue preferred shares and to issue additional ordinary shares, including ordinary shares represented by ADSs.

These provisions could have the effect of depriving you of an opportunity to sell your ADSs at a premium over prevailing market prices by discouraging third parties from seeking to acquire control of us in a tender offer or similar transactions.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement.

A holder of our ADSs may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions of a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our memorandum and articles of association and Cayman Islands law, the minimum notice period required for convening a general meeting is five days. When a general meeting is convened, you may not receive sufficient notice of a general meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

We may be required to withhold PRC income tax on the dividends we pay you (if any), and any gain you realize on the transfer of our ordinary shares and ADSs may also be subject to PRC tax if we are treated as a PRC resident enterprise.

Pursuant to the EIT Law, we may be treated as a PRC resident enterprise for PRC tax purposes. See “—Risks Related to Our Business—We may be deemed a PRC resident enterprise under the EIT Law and be subject to PRC taxation on our worldwide income” above. If we are so treated by the PRC tax authorities, we may be obligated to withhold PRC income tax on payments of dividends on our ordinary shares and ADSs to investors that are non-resident enterprises because the dividends payable on our ordinary shares and ADSs may be regarded as being derived from sources within the PRC. A non-resident enterprise is an enterprise that does not have an establishment or place of business in the PRC or that has such establishment or place of business but its income is not effectively connected with the establishment or place of business. The withholding tax rate would generally be 10% on dividends paid to non-resident enterprises. In addition, any gain realized by investors who are non-resident enterprises from the transfer of our ordinary shares or ADSs may be regarded as being derived from sources within the PRC and be subject to a 10% PRC tax.

Moreover, under the PRC Individual Income Tax Law, or the IITL, if we are treated as a PRC resident enterprise, non-resident individual investors would be subject to PRC individual income tax at a rate of 20% on dividends paid to such investors and any capital gains realized from the transfer of our ordinary shares and ADSs if such dividends and gains are deemed income derived from sources within the PRC. A non-resident individual is an individual who has no domicile in the PRC and does not stay within the PRC or has stayed within the PRC for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our ordinary shares or ADSs after deducting all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. If we were considered a PRC resident enterprise and dividends we pay with respect to our ordinary shares and ADSs and the gains realized from the transfer of our ordinary shares and ADSs were considered income derived from sources within the PRC by relevant PRC tax authorities, such dividends and gains earned by non-resident individuals would also be subject to PRC tax at a rate of 20% except in the case of individuals that qualify for a lower rate under a tax treaty. Under the PRC-U.S. tax treaty, a 10% rate will apply to dividends provided certain conditions are met.

The foregoing PRC taxes may reduce your investment return on our ordinary shares and ADSs and may also affect the price of our ordinary shares and ADSs.

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to our ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective nor is it our current intention to do so. Moreover, we may not be able to rely on an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in future rights offerings, if any, and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.

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

In April 2002, we established a new holding company, Hurray! Holding Co., Ltd., in the Cayman Islands. In 2007, we entered into an agreement to sell our software and systems integration, or SSI, business to Taiwan Mobile, which assumed control over the management and assumed the risks of our SSI business in August 2007. We completed the remaining closing procedures in April 2008. This divestment enabled us to focus on our strategy of becoming a leading entertainment content production and distribution house in China. Before August 17, 2010, we conducted our WVAS business in China and music development, production and distribution and artist development business in China and Taiwan. From 2007 to 2010, we expanded our WVAS and recorded music businesses both organically and through a series of acquisitions of controlling stakes in independent recorded music companies.

In June 2009, we entered into a tender offer agreement with Shanda Interactive under which Shanda Interactive commenced a tender offer to acquire 51% of our outstanding ordinary shares at the time. The tender offer was successfully completed in July 2009.

In January 2010, we entered into the online video business through the acquisition of Ku6 Holding pursuant to a definitive share purchase agreement.

On May 28, 2010, we sold all of our 51% interest in Huayi Music to Huayi Brothers Media Corporation for an aggregate consideration of RMB34,450,000.

On August 17, 2010, we sold our WVAS and recorded music businesses to Shanda Interactive for $37,243,904 in cash, pursuant to a master transaction agreement entered into between us and Shanda Interactive on June 1, 2010. Concurrently, we acquired a 75% interest in Yisheng, an online audio business, from Shanda Interactive in exchange for 415,384,615 newly issued ordinary shares and the remaining 25% interest from a non-controlling shareholder in exchange for 138,461,539 newly issued ordinary shares.

On August 17, 2010, we changed our name from “Hurray! Holding Co., Ltd.” to “Ku6 Media Co., Ltd.”

On August 11, 2011, we disposed of a significant interest in Yisheng as a result of management’s review of our business strategies. After the disposal, our company ceases to control Yisheng and only retains a 20% interest in Yisheng.

We currently operate and focus on our online video business as our principal business. We derive substantially all of our revenues from online advertising services. As a result of management’s review and adjustment of our business strategies, beginning in the second quarter of 2011, we have engaged Shengyue, an affiliate wholly owned by Shanda Interactive, as our advertising agency using performance advertising under which advertisers pay only for measurable results. We have also shifted our focus from purchasing licensed video copyrights to relying on UGC.

Our principal executive offices are located at Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100020, People’s Republic of China. Our telephone number is +86 10 5758-6813. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Ave, Suite 204, Newark, DE 19711.

B. Business Overview

Introduction

We are a leading online video company in China. Through our online brand Ku6 and our online video website www.ku6.com, we provide video information services and entertainment to viewers in China. As an online video portal, www.ku6.com offers news, reports and interactive entertainment programs and also provides a video platform for video-sharing and watching UGC.

Our online video business focuses on UGC and community-based content and we seek to be a strategically focused company with focuses on users’ experience and technology development. We provide a comprehensive selection of unique and differentiated UGC, in-house developed content and some licensed content on our websites. Our broad selection of online video content includes news, comedies, Channel V music videos, games, micro movies and sub-channels such as entertainment, sports, finance, fashion, technology, automobile, education and others. We also provide an online platform that allows users to share comments on videos, ensuring that our users enjoy a highly engaging and interactive experience on our websites. As of December 31, 2011, our content library had more than 55 million video clips. The volume of high-quality and differentiated content available on our website has allowed us to establish a valuable user base in China, consisting primarily of young urban educated users between the ages of 18 and 44, a particularly attractive demographic to advertisers.

We currently derive substantially all of our revenues from online advertising services primarily using performance advertising. Our advertising solutions present advertisers with a complete range of advertisement creation, matching, placement and presentation. Our online advertising services include in-video, display, sponsorship and other forms. We sell our advertising services primarily through Shengyue, an affiliate wholly owned by Shanda Interactive, as our advertising agency.

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

Our Video Platform

Our Website

In 2011, we moved our content focus from long-form videos to short-form videos. Users can access our website for short-form videos, including hot news and reports, first-hand information and entertainment videos, which can be in-house produced or provided by users or our content partners. Our website still provides users access to some long-form videos, primarily in-house produced movies, variety shows and programs.

Our website has a series of user-friendly functions such as search tools and recommendations. We also help users navigate our database and find videos of interest by creating popularity ranking indices and interest-based video channels, such as ent.ku6.com for entertainment and sports.ku6.com for sports. We provide social features, such as community web pages and video sharing and commenting tools. We also offer a search history for frequent visitors to help them quickly locate recently viewed video clips. We present a chat box alongside videos so that users viewing the same video at the same time can have live, online chats. Users may create a playlist based on their preferences so that the requested video will be broadcast continuously. Registered visitors may upload video clips easily to our website and comment on each video clip to share their opinions. We believe all these features help provide an enhanced user experience and reinforce user loyalty.

In addition, users can download our proprietary P2P software “Upload Speed” and install a Ku6 application on their computer desktops or 3G mobile phones, which allows users to use one-step PC/ mobile application to shoot and upload video clips. As of December 31, 2011, “Upload Speed” has been downloaded approximately 1.0 million times and used to upload approximately 10.0 million video clips. We have also cooperated with Shanda Innovations to develop a new product Micro Cool which focuses on short videos of not more than thirty seconds. Users may download this tool on mobile phones that provides a mobile community platform supporting video shooting, editing, uploading and sharing.

In January 2012, we entered into an agreement with YouTube, a renowned international video-sharing website owned by Google, which would allow our international users to view original videos from China on a new channel on YouTube’s website. In March 2012, we established a partnership arrangement with Channel V, a music video entertainment TV channel, to bring its content to our users on our website.

Mobile Platform

Users can use their 3G mobile phones to watch a large number of videos on ku6.com. We are also developing applications for a variety of major 3G mobile phones.

Our Content

UGC (User-Generated Content)

Our website allows Internet users to easily upload, watch and share UGC video clips. We offer creative talents, particularly the younger Chinese generation, channels for artistic expression outside the traditional mainstream content formats such as television. Our UGC has experienced rapid growth in terms of the number of users who upload video clips, the number and varieties of video clips uploaded every day, and the number of daily video views. In 2011, we delivered an average of over 30,000 new UGC video clips each day covering a wide range of subject matters from entertainment to news, comedies, sports, finance, fashion and beyond. UGC is well embraced by Internet users, particularly young Internet users, given its sharing and interactive qualities.

Our editorial team is responsible for communicating with users on the types of UGC we believe are popular and well demanded. We have also introduced the product New Weiguan which is designed to increase users’ attention to each other and increase viewership of UGC.

In order to encourage more users to upload UGC to our website, we have purchased the licensing rights to some popular UGC, and have started to share advertising revenues with individual users whose number of uploads exceed certain threshold. In August 2011, we established a revenues sharing program to target three types of users: contracted users, certified original content providers and general uploading users. We reward each type of users in accordance with different revenues sharing criteria. For example, we pay contracted users certain fees based on the popularity of their videos and also a percentage of revenues based on the total video views as quarterly bonus. The quarterly bonus for a contracted user may range from RMB1,000 to RMB6,000 if its videos are viewed on our website for more than one million times. Contracted users contribute approximately one third of all the videos on our website.

In-house Developed Content

Our objective is to establish our company as not only a leading video content aggregator but also a leading media company in China. In 2008, we obtained the “License for Audio-Visual Programs of Information Online Communication” issued by the State Administration of Radio, Film and Television. In 2011, we offered our viewers in-house produced coverage on significant domestic and international events such as the Japan earthquake, the passing of Steve Jobs, the Libya conflict and the UK royal wedding. We also provide in-house produced online talk shows, celebrity interviews and reality shows to our viewers.

We determine the types of content to be produced generally based on our assessment of users’ preferences and information gathered by us from analyzing user data collected through our video platform.

We typically cooperate with third parties engaged in in-house production, taking advantage of talents of local production teams and their relatively low production costs. We also believe that our in-house production provides us with an attractive return on this as some of this content can achieve a large number of clip views at lower costs. We believe the success of in-house developed programs will further differentiate us from our competitors.

Licensed Content

In June 2011, we ceased purchasing copyrights of movies and TV dramas from professional studios and their distributors. Previously purchased movies and TV drama will be shown on ku6.com through the end of their license periods.

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

Our user base consists primarily of young urban educated users, between ages 18 and 44, which is a particularly attractive demographic to advertisers. Online viewers in China also represent a more affluent and better-educated segment of the population in China. We have tracked and maintained extensive user data, including viewing history and information voluntarily provided by registered users. We use sophisticated statistical tools to analyze user data, to better understand users’ viewing preference and habits. This greatly facilitates our efforts in providing service to our advertising customers.

Advertising Services and Customers

We currently derive substantially all of our revenues from online advertising services primarily using performance advertising. By using the Application Advertisement, or AA, system, our advertising solutions provide advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia advertisements with interactivity and precise targeting capabilities of the Internet.

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

•

Innovative Targeting. Some targeting solutions are unique to the online video platform and cannot be transplanted into other media platforms. We are able to track and monitor an advertiser’s campaign on a real-time basis and can make adjustments to enhance its effectiveness within parameters specified by the advertiser upfront. Our targeting strategies enable advertisers to reach targeted users based on any or a combination of standards, including the demographic information about the user, the nature of the video’s content, the geographic location of the user, the time of day at which a video is being watched, or the keywords associated with the video. Our video channels also help segregate videos based on users’ interested content, which allows us to deliver advertisements tailored to the viewers of different channels; and

•

Product Placements. As an online video provider with a permit for radio and television program production and operation, we are able to produce web-based content, such as web serial dramas, interviews and variety shows, with embedded product placements. If a program’s storyline is consistent with a brand’s or product’s marketing initiatives, a product placement can have strong branding effects on viewers.

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

Advertising Sales

We engage in advertising sales primarily through Shengyue, an affiliate wholly owned by Shanda Interactive, as our advertising agency. As a relatively young media company, we intend to leverage Shengyue’s existing long-term relationships and network resources to increase our sales and expand our customer base.

We cooperate with Shengyue to provide current and prospective advertisers with comprehensive information about our services and the advantages of using our advertising solutions. The commission fee for Shengyue is based in part on the sales revenues it achieved. We believe that having a commission fee that is linked to advertising performance helps motivate Shengyue to generate sales for us.

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

Technology and Infrastructure

We believe our proprietary technologies and infrastructure are critical to our success. We have made significant investments in developing a proprietary, scalable technology platform that differentiates our online video distribution system. In 2011, we established a new research and development department.

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

By hosting our Internet data centers along the major nodes of the transmission backbones operated by the local subsidiaries of China’s telecommunications carriers, we seek to maintain high standards in terms of delivery quality and speed as video content is transmitted from our servers to users throughout China. We had established approximately 2,760 servers nationwide as of December 31, 2011, which contribute significantly to our fast streaming speeds and reliable viewing experience. Our servers are located at service sites of the local subsidiaries of the major domestic telecommunications carriers, which provide a stable power supply and maintenance for our servers.

AA System

The AA system tracks the reach, delivery duration and frequency, targeting and quantity of advertisements delivered by our website. The system supports monitoring of our advertising efforts by enabling retrieval of real-time advertisement delivery data using certain system application interfaces. We have also introduced an advertising results forecasting system that is used in an increasing number of large advertising campaigns on our website. This system is designed to help optimize our advertisers’ strategy by forecasting the results of a given campaign, factoring in the covered audience and the frequency and reach of such campaign.

Content Monitoring and Copyright Protection

We are committed to the protection of third-party copyrights. The online video industry in China suffers from copyright infringement issues and online content providers are frequently involved in litigation based on allegations of infringement or other violations of copyrights. We have invested significantly in copyright protection technologies. We have a content screening team of over 38 contract employees dedicated to screening and monitoring the content uploaded on our website to help ensure that no content that may be deemed to be prohibited by government rules and regulations is posted and to promptly remove any allegedly infringing content once we receive proper notification from the legitimate copyright owner. We provide training to these employees and supervise and monitor their work. After a user registers and before each upload, we require the user to click a check box to confirm that the content to be uploaded is in compliance with the terms and conditions set forth in the user agreement, to guarantee that he or she is the copyright owner or has obtained all necessary consents and authorizations for such content and he or she is responsible for such content. Pursuant to the user agreement, each user agrees to indemnify us for all damages arising from third-party claims against us caused by violating or infringing content uploaded or linked by the user. If we find a user has violated the user agreement, applicable laws or regulations or other parties’ legal rights, we may terminate the user account and block the user’s future uploads without prior notice.

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

Government Regulation

The following is a summary of the principal governmental laws and regulations that are or may be applicable to companies such as ours in China. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws. For a description of the regulatory risks related to our business, see Item 3.D. “Risk Factors—Risks Related to Our Business—Changes in government policies or regulations may have a material and adverse effect on our business, financial condition and results of operations,” “—Risks Related to Our Corporate Structure” and “—Risks Related to Doing Business in China.”

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

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT and MOFCOM or its authorized local branches, and the relevant approval application process usually takes six to nine months. We believe that it would be impracticable for us to acquire any equity interest in our consolidated affiliated entities without diverting management attention and resources. In addition, we believe that our contractual arrangements with these entities and their respective individual shareholders provide us with sufficient and effective control over these entities. Accordingly, we currently do not plan to acquire any equity interest in any of these entities.

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

On March 31, 2009, SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must be in compliance with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the PRC or overseas, must be pre approved by SARFT and distributors of these movies and television shows must obtain an applicable permit before releasing any movie or television show.

On April 1, 2010, the SARFT issued the Internet Audio/Video Program Services Categories (Provisional), which classified Internet audio/video programs into four categories. Category I is only open to state-owned broadcast media companies operating in the television section, and the other three categories are open to privately held entities.

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

On November 30, 2004, the SAIC issued the Administrative Regulations for Advertising Operation Licenses, taking effect as of January 1, 2005, granting a general exemption to enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and other entities specified in laws or administrative regulations) from the previous requirement to obtain an advertising operation license in addition to a business license. We conduct our online advertising business through Ku6 Information Technology and Tianjin Ku6 Zheng Yuan, each of which holds a business license that includes advertising in its business scope.

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

Regulations on foreign ownership in advertising business

The principal regulations governing foreign ownership in advertising businesses in China include:

•	The Foreign Investment Industrial Guidance Catalog (2011 Revision);

•	The Administrative Regulations on Foreign-invested Advertising Enterprises; and

•	The Circular Regarding Investment in the Advertising Industry by Foreign Investors through Equity Acquisition.

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

Domain Name. In September 2002, the CNNIC issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Internet in China, or Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, CNNIC issued the Measures on Domain Name Disputes Resolution and its implementing rules, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes.

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

Regulations on Employee Stock Options Plan

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas, publicly listed company. On March 28, 2007, the State Administration of Foreign Exchange promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rules. The purpose of the Stock Option Rules is to regulate the foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and share option plans of overseas listed companies.

According to the Stock Option Rules, if a PRC domestic individual participates in any employee stock ownership plan or share option plan of an overseas listed company, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individual, an application with SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or share option exercises as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Concurrent with the filing of such application with SAFE or its local counterpart, the PRC domestic qualified agent or the PRC subsidiary shall obtain approval from SAFE or its local counterpart to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of shares, any dividends issued on the stock and any other income or expenditures approved by SAFE or its local counterpart. The PRC domestic qualified agent or the PRC subsidiary is also required to obtain approval from SAFE or its local counterpart to open an overseas special foreign exchange account at an overseas trust bank with custody qualifications to hold overseas funds used in connection with any shares purchase.

Under the Foreign Currency Administration Rules, as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementing rules in respect of depositing the foreign exchange proceeds abroad have not been issued by SAFE. The foreign exchange proceeds from the sales of shares can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If share options are exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to special foreign exchange accounts.

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

Regulations on Concentration in Merger and Acquisition Transactions

The M&A Rule established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered. Complying with these requirements could affect our ability to expand our business or maintain our market share.

C. Organizational Structure

We conduct our operations in China principally through contractual arrangements among our PRC subsidiaries (Beijing WFOE, Tianjin WFOE and Tianjin Ku6 Network WFOE, which was established on December 14, 2011), our consolidated affiliated entities in the PRC (Ku6 Information Technology, Tianjin Ku6 Zheng Yuan, Ku6 Cultural and Tianjin Ku6 Network), and their respective shareholders. We have ceased to control Yisheng as a 100% controlled consolidated affiliated entity since August 11, 2011 when we disposed of an 80% interest in Yisheng following the completion of certain equity transfer to a former employee and increases in Yisheng’s registered capital by two companies which were at the time affiliates under common control by Shanda Interactive. We hold no ownership interest in any of our consolidated affiliated entities in the PRC, which are owned, directly or indirectly, by certain individuals as follows:

•	Ku6 Information Technology is 98% owned by Mr. Shanyou Li and 2% owned by Mr. Hailong Han;

•	Tianjin Ku6 Zheng Yuan is wholly owned by Ku6 Information Technology, which in turn is 98% owned by Mr. Shanyou Li and 2% owned by Mr. Hailong Han;

•	Ku6 Cultural is 98% owned by Mr. Shanyou Li and 2% owned by Ms. Xingye Zeng; and

•	Tianjin Ku6 Network is 90% owned by Ms. Dongxu Wang and 10% owned by Mr. Qing Zhang.

Through our contractual arrangements with these consolidated affiliated entities, we have the power to vote all the shares held by the shareholders of these entities, through our PRC subsidiaries, as well as the right to enjoy the economic benefits derived from these entities, and the exclusive right to purchase equity interests from the shareholders of these entities to the extent permitted by PRC law. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see Item 4.B. “Information on the Company—Business Overview—Government Regulation.” For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see Item 3.D. “Risk Factors—Risks Related to Our Corporate Structure.”

Under the guidance relating to the consolidation of consolidated affiliated entities, we are the primary beneficiary of the economic benefits of our consolidated affiliated entities, namely, Ku6 Information, Tianjin Ku6 Zheng Yuan, Ku6 Cultural and Tianjin Ku6 Network. Transactions among our consolidated affiliated entities, our company and our subsidiaries are eliminated in consolidation.

The following diagram illustrates our corporate structure as of February 29, 2012:

D. Property, Plant and Equipment

Our principal executive offices are located on premises with a gross floor area of approximately 5,640 square meters in Beijing. We also have branch and representative offices in Tianjin.

Item 4A. Unresolved Staff Comments

Not Applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe” or similar language. All forward-looking statements included in this prospectus are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. OPERATING RESULTS

Overview

We entered into the online video business through the acquisition of Ku6 Holding in January 2010.

In May 2010, we sold all of our 51% interest in Huayi Music to Huayi Brothers Media Corporation.

In August 2010, we disposed of our WVAS and recorded music businesses to Shanda Interactive. We also acquired control of Yisheng, an online radio business, from Shanda Interactive in August 2010. These transactions were treated as transactions between entities under common control. Therefore the transactions were recorded at carryover basis and any difference between the carrying value and the amount received or paid are recorded in shareholders’ equity. The accompanying consolidated financial statements have been prepared as if the acquisition of Yisheng had been in effect since the inception of common control on August 31, 2009, and the operating results of WVAS and recorded music have been presented as discontinued operations in the income statements for all periods presented. See Note 2(1) to our consolidated financial statements.

As a result of management’s review and adjustment of our business strategies, beginning in the second quarter of 2011, we have engaged Shengyue, an affiliate wholly owned by Shanda Interactive, as our advertising agency using performance advertising under which advertisers pay only for measurable results. We have also shifted our focus from purchasing licensed video copyrights to relying on UGC.

On April 1, 2011, we entered into agreements with Shanda Media, pursuant to which we agreed to issue to Shanda Media 1,538,461,538 ordinary shares for an aggregate purchase price of $50,000,000 (or $0.0325 per ordinary share) and $50,000,000 aggregate principal amount of senior convertible bonds at face value. Based on our working capital position, we redeemed the convertible bonds on September 30, 2011.

On August 11, 2011, we disposed of a significant interest in Yisheng. After the disposal, our company ceases to control Yisheng and only retains a 20% interest in Yisheng.

On December 30, 2011, we approved a share repurchase program to repurchase up to an aggregate of $3.2 million of our outstanding ADSs from time to time based on market conditions. Any repurchases may be effected through open market purchases or block trades, including the use of derivative instruments, and will be financed with our cash balance. As of February 29, 2012, we had not made any repurchases under this share repurchase program.

We currently operate our business as a single segment. We derive substantially all of our revenues from online advertising services. For the years ended December 31, 2010 and 2011, our revenues were $16.6 million and $19.2 million, respectively, and our net loss was $52.4 million and $49.4 million, respectively.

Discontinued Operations

Historically, we derived most of our revenues from the WVAS business, which included 2G services such as short message service, interactive voice response and ring back tone, and 2.5G services such as WAP, MMS, and Java™, each of which is available on the networks of principal telecom operators in China. We also had a recorded music business, which involves discovering, developing and representing recording artists and promoting, selling and licensing their works through designated third parties. In 2010, we made the strategic decision to divest our WVAS and recorded music businesses to focus on our online video business.

On May 28, 2010, we sold all of our 51% interest in Huayi Music to Huayi Brothers Media Corporation and recognized gain of $4.5 million from disposal of discontinued operations.

On August 17, 2010, we sold our WVAS and recorded music businesses to Shanda Interactive. As the transaction was treated as a transaction between entities under common control, no gain or loss was recognized. The difference of $13.6 million between the consideration received of $37.2 million and the carrying amount of the assets and liabilities of WVAS and recorded music business of $23.7 million and the corresponding cumulative translation difference of $10.3 million were accounted for as contribution by Shanda Interactive in additional paid-in capital in 2010.

According to Accounting Standards Codification, or ASC, 205, the reclassification of discontinued operations of WVAS and recorded music businesses for the year ended December 31, 2009 and the eight months ended August 31, 2010 has been accounted for retroactively. Results from these discontinued operations, net of tax, in 2009, 2010 and 2011 were a loss of $21.6 million, an income of $1.1 million (including a gain of $4.5 million from the disposal of our 51% interest in Huayi Music) and an income of nil, respectively.

Disposal of Interest in Online Audio Business

The acquisition of Yisheng’s online audio business from Shanda Interactive in 2010 was accounted for as a common control transaction as we were considered to be under the control of Shanda Interactive at the time of the acquisition. Accordingly, the accompanying consolidated financial statements have been prepared as if the acquisition of Yisheng had been in effect since August 31, 2009, the date of inception of common control, which is the date on which we were consolidated into Shanda Interactive’s consolidated financial statements. Therefore total assets and liabilities as well as the non-controlling interests of Yisheng were recorded at their carrying amount as capital contribution from Shanda Interactive in the consolidated statements of changes in equity. The effect of accounting for the acquisition under common control has increased the net loss for the year ended December 31, 2009 by $0.7 million, which represents the net loss of this business from August 31, 2009 through December 31, 2009. The $12.5 million fair value of the 415,384,615 ordinary shares that we issued to Shanda Interactive was recorded through equity as a deemed distribution to Shanda Interactive in 2010.

The issuance of 138,461,539 ordinary shares to the 25% non-controlling shareholders of Yisheng in August 2010 was accounted for as an equity transaction in 2010 and the difference between fair value of the ordinary shares issued and carrying amount of the non-controlling interest was recognized as a decrease in additional paid-in capital attributable to us in accordance with ASC 810.

On August 11, 2011, we disposed of a significant interest in Yisheng as a result of management’s review of our business strategies. After the disposal, our company ceases to control Yisheng and only retains a 20% interest in Yisheng. This disposal gain was recognized as an increase in additional paid-in capital for the year ended December 31, 2011.

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

Description of Certain Statement of Operations Items

Net Revenues

We currently derive substantially all of our net revenues from online advertising services. Historically, we derived these revenues primarily from various third-party advertising agencies. Beginning in the second quarter of 2011, we have relied on Shengyue, an affiliate wholly owned by Shanda Interactive, as our advertising agency for sales to, and collection of payments from, a majority of our advertisers. Advertisers broadcast their online advertising through the AA system supplied by Shengyue. We pay the commission fee except for the commission free period and in the form of direct-deduction of the advertising revenue to the related party advertising agency and recognize revenues net of the commission fee. We expect that revenues from online advertising services will continue to be the primary source of our revenues in the foreseeable future.

We believe the most significant factors that directly or indirectly affect our advertising service revenues include the following:

•	the number of advertising customers;

•	the number of users visiting our website and the amount of time they spend on our website;

•	the prices of our performance advertising;

•	the commission fee for Shengyue; and

•	the perceived effectiveness of online video advertising as compared to advertising in more traditional media, particularly television.

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

Cost of Revenues

Our cost of revenues consist of Internet bandwidth costs, amortization and write-down of licensed video copyrights, payroll costs associated with the platform operation and content, depreciation expenses, in-house developed content costs, and other costs. Our total cost of revenues amounted to $30.8 million for the year ended December 31, 2011.

	Year ended December 31,
	2009	2010	2011
	(in thousands of U.S. dollars)
Internet bandwidth costs	534	10,279	9,025
Termination of long-form videos	—	—	5,267
Payroll costs	—	6,167	4,734
Depreciation of servers and other equipments	—	2,503	2,528
Amortization of licensed video copyrights cost	—	8,012	2,201
Impairment write-down of licensed video copyrights cost	—	7,740	1,521
In-house developed content costs	—	1,596	845
Other costs(1)	23	4,162	4,759

Total costs	557	40,459	30,880

(1)	Include primarily advertisement production costs and outside service fees and UGC costs.

Internet bandwidth costs. Internet bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their Internet data centers. Bandwidth is a significant component of our cost of revenues and therefore an important factor affecting our profitability. The bandwidth costs as a percentage of our net revenues decreased from 62.1% for the year ended December 31, 2010 to 47.0% for the year ended December 31, 2011. This decrease was consistent with historical trends of decreasing unit cost of data hosting and transmission services.

Termination of long-form videos. As a result of the termination of licensing contracts with certain content providers, we charged a one-time termination penalty of $5.3 million in 2011.

Payroll costs. Payroll costs consist of salaries and benefits for our platform operation and content personnel. As the change in business strategy in 2011 improved our cost structure and our operating efficiency, the payroll costs decreased from $6.2 million for the year ended December 31, 2010 to $4.7 million for the year ended December 31, 2011.

Depreciation of servers and other equipment. We include depreciation expense for servers and other equipment that are directly related to our business operations and technical support in our cost of revenues. Our depreciation expense increased significantly from nil in 2009 to $2.5 million in 2010 and $2.5 million in 2011 as we made substantial investments in building up our CDN infrastructure in 2010 after our acquisition of Ku6 Holding. We may invest in additional servers and other equipment in the future, as a result of which our depreciation expense may continue to increase.

Amortization and write-down of licensed video copyrights. The licensed video copyrights are carried at the lower of unamortized cost or net realizable value and are amortized over their respective licensing periods as there is no limit of the showings of the licensed videos and we cannot reliably estimate the future number of showings for the licensed videos. We estimate the expected cash inflows that are directly attributed to the contents licensed under the net realizable value approach. We write down the carrying value of the licensed content to net realizable value if the estimated net future direct cash inflows from the licensed video copyrights over the licensing period are lower than the carrying value. Amortization and write-down expenses were $8.0 million and $7.7 million, respectively, for the year ended December 31, 2010 and $2.2 million and $1.5 million, respectively, for the year ended December 31, 2011. As of each of December 31, 2010 and 2011, the carrying value of licensed video copyrights was written down to nil. The decrease in the amortization and write-down of licensed video copyrights was primarily a result of the change in our business focus from long-form videos to UGC.

In-house developed content costs. In-house developed content costs represent costs related to the production of our news, reports and interactive entertainment programs, but do not include any salaries and benefits paid to our employees. Video production (which mainly include direct production costs and production overhead) costs are capitalized, if meeting the capitalization criteria. During the year ended December 31, 2011, the video production costs did not meet the criteria for capitalization and as a result all the video production costs have been expensed as incurred. The decrease in in-house developed content costs was consistent with our cost structure under the new business model.

Operating Expenses

The following table sets forth certain historical consolidated operating expenses data, in terms of amount of our total revenues, for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(in thousands of U.S. dollars)
Operating Expenses
Product development	—	—	2,693
Selling and marketing	665	16,196	11,817
General and administrative	6,465	13,507	23,402

Total operating expenses	7,130	29,703	37,912

Product Development Expenses. Product development expenses consist primarily of salaries and benefits for product development personnel, including share-based compensation costs.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of sales and marketing personnel payroll compensation and related employee costs, advertising and market promotion expenses, and other overhead expenses incurred by our sales and marketing personnel.

General and Administrative Expenses. General and administrative expenses consist primarily of salary and benefits for general management, finance and administrative personnel, bad debt provision, litigation accrual, depreciation, amortization and impairment of intangible assets, professional service fees, share-based compensation, office rental fees, and other expenses.

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

Our revenues are derived principally from online brand advertising arrangements, where the advertisers (including third parties and related parties) pay to place their advertisements on our online video platform in different formats. Such formats generally include banners, buttons, links, pre-roll or post-roll video advertisements.

Advertising contracts are signed to establish the price and advertising services to be provided. Advertisements are charged either based on the agreed measurement numbers, including but not limited to impressions and clicks, or fixed during a determined period of time. In the former case, the delivery of service occurs when those measurement numbers are achieved. In the latter case, the delivery is not linked to advertisement displays, but occurs over time.

Under the arrangements with advertisers where the advertisement placement includes different formats to be delivered over different periods of time, our revenue is accounted for using the guidance under ASC 605-25 “Multiple Element Arrangements” as such revenue arrangements involve multiple deliverables to the advertisers. We sell the advertising services over a broad price range. We use our best estimate of the selling price of each component of bundled advertising arrangements for separate units of accounting.

Under the arrangements with our advertising agency Shengyue, an affiliate wholly owned by Shanda Interactive, components of the arrangement include an arrangement for guaranteed advertising revenue and an arrangement for sharing of excess advertising revenues after deducting commission fees earned by Shengyue based upon increasing percentage for additional tiers of revenue. The guaranteed advertising revenues are recognized ratably over varying service periods as governed by the specific agreements with Shengyue. Any excess advertising revenues realized from these arrangements, which are not subject to any refundability or contingency provisions from us to Shengyue, would be recognized ratably over the remaining service periods when a reliable estimate of excess revenues above the minimum guarantee is established. We report the revenues earned from both Shengyue and third-party advertising agencies based on the net amount after considering the indicators to record revenues gross versus set forth in ASC 605-45.

We make credit assessments of customers to assess the collectability of contract amounts prior to entering into contracts. For those contracts for which collectability was assessed as not reasonably assured, we recognize revenue only when cash is received and all revenue recognition criteria are met.

For revenue arrangements contracted with third-party advertising agencies, we provide cash incentives in the form of rebates based on volume and performance, and account for such incentives as a reduction of revenue in accordance with ASC 605-50-25. The cash incentives to third-party advertising agencies in the year ended December 31, 2010 and 2011 were $5.4 million and $1.4 million, respectively.

Allowances for Doubtful Accounts

We determine the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected by taking into account an aging analysis of the accounts receivable balances, historical bad debt records, repayment patterns in the prior year and other factors such as the policies of operators and financial condition of the customer. During the years ended December 31, 2009, 2010 and 2011, we recorded allowances for doubtful accounts of $3.8 million, $1.5 million and $3.5 million, respectively. As of December 31, 2011, the balance of our allowance for doubtful accounts was $4.4 million.

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

Capitalized video production and acquisition costs are amortized in accordance with the guidance in ASC 926-20-35-1 using the individual-film-forecast-computation method, based on the proportion of the revenues earned in a period to the estimated remaining unrecognized ultimate revenues as of the beginning of that period. We estimate total revenues to be earned, or ultimate revenues, throughout the life of a video. Ultimate revenue estimates for the produced videos are periodically reviewed and adjustments, if any, will result in changes to amortization rates. Estimates used in calculating the fair value of the self-produced content are based upon assumptions about future demand and market conditions. The capitalized costs are subject to assessment for impairment in accordance with ASC 926-20-35-12 to 35-18, if an event or change in circumstances indicates that the fair value is less than its unamortized costs. During the year ended December 31, 2011, video production and acquisition costs did not meet the criteria for capitalization and as a result all the video production costs have been expensed as incurred.

Licensed Video Copyrights

The licensed video copyrights are amortized over their respective licensing periods. The amortization period of the licensed video copyrights mainly ranged from one year to three years for all periods presented.

The licensed video copyrights are carried at the lower of amortized cost or net realizable value. Under the net realizable value approach, we determine the expected cash inflows that are directly attributed to the premium content category, which comprises the expected revenues directly attributable to the content category less the direct costs to deliver the content to derive the net realizable value of the asset. We write down the carrying value of the licensed content if the estimated net future direct cash inflows from the licensed video copyrights over the licensing period are lower than the carrying amount.

Goodwill and Intangible Assets Impairment

We test goodwill for impairment by performing a two-step goodwill impairment test. The first step compares the calculated fair value of a reporting unit to its carrying amount, including goodwill. If and only if the carrying amount of a reporting unit exceeds its fair value as per step one, the second step is executed to compare the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. When available, we use observable market data, including pricing on recent closed market transactions, to determine the fair value of the reporting units and compare with carrying amount of the reporting units to assess any goodwill impairment. The fair value of reporting units was determined based on the market capitalization of the respective entities as of the valuation date. When there is little or no observable market data, we measure the fair value of each reporting unit primarily using the income approach and using the market approach as a validation of the value derived from income approach. The market approach includes using financial metrics and ratios of comparable public companies. When the goodwill was determined to be impaired, we use income approach including discounted cash flow model for each reporting unit and unobservable inputs including assumptions of projected revenue, expenses, capital spending and other costs, as well as a discount rate calculated based on the risk profile of the relating industry to determine the amount of any impairment.

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

During the annual goodwill impairment test on December 31, 2010, we performed an impairment test at the reporting unit level relating to goodwill from acquisitions and concluded that there was no impairment as to the carrying value of goodwill as of December 31, 2010.

During the second quarter of 2011, we performed impairment testing for the online video operations due to a change in our business strategy. This resulted in an impairment charge for acquired intangible assets of $1.4 million. During the annual impairment test on December 31, 2011, we performed an impairment test at reporting unit level relating to acquired intangible assets and goodwill and concluded that there was no additional impairment required as to the carrying value of intangible assets and goodwill as of December 31, 2011.

Business Tax and Related Surcharges

Our subsidiaries and consolidated affiliated entities are subject to business tax and related surcharges and value-added tax on the revenues earned for services provided in the PRC. The applicable business tax rate for advertising business is 5% based on the gross advertising revenue before deducting the advertising agencies rebate. In the accompanying consolidated statements of operations, business tax and related surcharges for advertising revenues are deducted from gross revenues to arrive at net revenues when incurred.

Share-based Compensation

We apply ASC 718 “Stock Compensation” (formerly referred to as Statement of Financial Accounting Standard 123(R), or SFAS123(R), which requires all share-based payments to employees and directors, including grants of employee stock options and restricted shares, to be recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. The valuation provisions of ASC 718 apply to new awards, to awards granted to employees and directors before the adoption of ASC 718 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. Under ASC 718, the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation cost not recorded for that number of awards.

In accordance with ASC 718, we have recognized share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with graded vesting features and service conditions only and using the graded-vesting attribution method for awards with graded vesting features and performance conditions.

We grant equity incentive awards to our employees. We recorded share-based compensation expenses of $1.9 million and $1.8 million in 2010 and 2011, respectively. The share-based compensation expenses in 2010 included one-time compensation expenses of $1.3 million relating to incremental value of the ordinary shares issued by us to replace the options issued by Ku6 Holding before its acquisition by us. The share-based compensation expenses in 2011 included one-time compensation expenses of $0.5 million relating to the 20% interest in Yisheng that we gave to a former employee which is now the chief executive officer of Yisheng. Our share-based compensation expenses are included in our operating expenses as well as cost of revenue.

Income Taxes and Valuation allowances

Current income taxes are provided for on the taxable income of each subsidiary on the separate tax return basis in accordance with the relevant tax laws. Our PRC subsidiaries and consolidated affiliated entities are generally subject to a corporate income tax rate of 25% under the EIT Law. We are not subject to income tax under the Cayman Islands law.

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

ASC 740-10-25 (formerly referred to as Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”) prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of ASC 740-10-25 did not result in a cumulative adjustment to the opening balance of retained earnings as of January 1, 2007. We do not have any liabilities for unrecognized tax benefits as of December 31, 2010 or 2011. Were we to have such liabilities, interest and penalties would be recognized for the tax purpose.

Contingency

We are subject to contingencies, such as legal proceedings and claims arising out of our business that cover a wide range of matters in the normal course of our business. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated by us. As of December 31, 2011, we estimated and accrued $2.7 million for liabilities arising from alleged copyright infringements.

Going Concern

We operate with significant losses and negative cash flows from operations in recent years. As of December 31, 2011, our accumulated deficit was $132.4 million and our net current assets were $21.2 million. On April 1, 2011, we entered into agreements with Shanda Media, pursuant to which we agreed to issue to Shanda Media 1,538,461,538 ordinary shares for an aggregate purchase price of $50,000,000 (or $0.0325 per ordinary share) and $50,000,000 aggregate principal amount of senior convertible bonds at face value. Since mid-2011, we have adjusted our business strategy by substantially reducing our sales force and ceasing to purchase long-form videos. Based on the implementation result of our adjusted strategy in the second half of 2011, we anticipated that the cash outflow from both operations and investment would likely be substantially reduced in 2012. Based on our anticipated working capital position, we redeemed the convertible bonds on September 30, 2011. We believe that we have sufficient cash to fund operations and capital expenditures for at least the next 12 months. Accordingly, our consolidated financial statements have been prepared on a going-concern basis.

Results of Operations

As mentioned above in the section of “Critical Accounting Policies,” the financial statements have been prepared as if the acquisition of Yisheng had been in effect since the inception of common control on August 31, 2009 and the operating results of WVAS and recorded music were presented as “Results of Discontinued Operations” in the income statements for the years ended December 31, 2009, 2010 and 2011.

The following discussion of our results of operations for the years ended December 31, 2009, 2010 and 2011 is based upon our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. However, since the results for the year ended December 31, 2009 did not include the results of our online video business and included only the results of our online audio business from August 31, 2009 to December 31, 2009, the results for the year ended December 31, 2010 included the results of our audio business for the full year and the results of our online video business from January 18, 2010 to December 31, 2010, and the results for the year ended December 31, 2011 included the results of our online video business for the entire year and the results of our online audio business from January 1, 2011 to August 2011 when we began to account for our retained portion of this business under the equity method, the following discussion may not be meaningful for you to understand the trends of our continuing operations. See “—Unaudited Consolidated Pro Forma Statements of Operations” for a supplemental comparison of 2009 and 2010 results on a pro forma basis.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues. Net revenues increased by 16.1% to $19.2 million in 2011 from $16.6 million in 2010. This increase was primarily due to a growth in revenues generated from performance advertising. We began to generate revenue from performance advertising in the second quarter of 2011, which contributed approximately 38% of our total net revenues in 2011. Net revenues for the year ended December 31, 2011 consisted of revenues generated from our online video business for the entire year and revenues generated from our online audio business from January 1, 2011 to August 2011 when we began to account for our retained portion of this business under the equity method. Net revenues for the year ended December 31, 2010 consisted of revenues generated from our online video business since January 18, 2010 and revenues generated from our online audio business for the entire year.

Cost of Revenues. Cost of revenues decreased by 23.7% to $30.9 million in 2011 from $40.5 million in 2010. This decrease was mainly attributable to (i) a decrease of $12.0 million in amortization and write-down of licensed video copyrights as we shifted our focus from long-form videos to UGC, (ii) a decrease of $1.4 million in payroll costs as the change in business strategy in 2011 improved our cost structure and our operating efficiency, and (iii) a decrease of $1.3 million in Internet bandwidth costs in 2011 compared to 2010. These were partially offset by a one-time charge of $5.3 million in termination of long-form videos in 2011 due to our change in our business strategy.

Gross Loss. As a result of the foregoing, our gross loss decreased by 51.2% to $11.7 million in 2011 from $23.9 million in 2010.

Operating Expenses. Operating expenses increased by 27.6% to $37.9 million in 2011 from $29.7 million in 2010. This increase was attributable to increases in general and administrative expenses and product development expenses, partially offset by a decrease in selling and marketing expenses.

•

Product Development Expenses. Product development expenses were $2.7 million in 2011 compared to nil in 2010. This increase was primarily due to payroll costs of $2.2 million for our research and development department newly established in 2011.

•

Selling and Marketing Expenses. Selling and marketing expenses decreased by 27.0% to $11.8 million in 2011 from $16.2 million in 2010. This decrease was primarily attributable to a decrease of $3.6 million in marketing commission and a decrease of $1.2 million in salaries and benefits of sales and marketing staff, partially offset by an increase due to the one-off severance payments of $0.9 million as a result of the restructuring of our sales department.

•

General and Administrative Expenses. General and administrative expenses increased by 73.3% to $23.4 million in 2011 from $13.5 million in 2010. This increase was primarily attributable to (i) a $2.4 million loss from disposal of network equipment due to technological upgrades, (ii) an increase of $2.1 million in provision for copyright lawsuits, (iii) increases of $1.4 million in bad debt provision and $1.4 million in impairment due to abandonment of intangible assets resulting from our changes in business strategies, and (iv) an increase of $1.2 million in annual bonus in 2011 compared to 2010.

Operating Loss from Continuing Operations. As a result of the foregoing, operating loss from continuing operations decreased by 7.5% to $49.6 million in 2011 from $53.6 million in 2010.

Interest Income. Interest income increased to $0.2 million in 2011 from $0.1 million 2010 primarily due to a larger amount of interest-bearing loans provided to Shanda Games in 2011.

Interest Expense. Interest expense increased significantly to $1.1 million in 2011 from $31,134 in 2010 primarily due to the interest on the senior convertible notes accrued from the issuance date in June 2011 to the redemption date in September 2011 and a larger amount of interest-bearing loans from related parties in 2011.

Other Income, Net. Other net income increased significantly to $1.3 million in 2011 from $3 in 2010. We received government subsidies of $1.3 million in the form of cash subsidies in 2011, which were granted by the local government to encourage development of certain enterprises in the local special economic region.

Income Tax Benefit. Income tax benefit increased to $0.1 million in 2011 from $41,172 in 2010. These amounts represented the deferred income tax benefit from continuing operations.

Equity in Loss of Affiliated Company, Net of Tax. Equity in loss of affiliated company, net of tax, was $0.3 million in 2011 compared to nil in 2010. This loss was attributable to our disposal of an 80% interest in Yisheng in August 2011. We accounted for the retained 20% interest under the equity method as we determined that we do not have a controlling financial interest in, but rather possess significant influence on, Yisheng.

Loss from Continuing Operations, Net of Tax, Attributable to Ku6 Media Co., Ltd. Net loss from continuing operations attributable to our company decreased by 6.6% to $49.3 million in 2011 from $52.9 million in 2010.

Income from Discontinued Operations, Net of Tax, Attributable to Ku6 Media Co., Ltd. Net income from discontinued operations attributable to our company was nil in 2011 as we disposed of the discontinued WVAS and recorded music businesses in August 2010. In 2010, we had net income from discontinued operations attributable to our company of $1.3 million due to a net gain from disposal of Huayi Music of $4.5 million, partially offset by a net loss from operations of $3.4 million from the WVAS and recorded music businesses for the eight months ended August 31, 2010, after giving effect to the net loss attributable to the non-controlling interests and redeemable non-controlling interests of $0.2 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues. Net revenues increased significantly to $16.6 million in 2010 from $1.0 million in 2009. The increase was primarily attributable to our acquisition of the online video business of Ku6 Holding in January 2010. Revenues for the year ended December 31, 2010 consisted of revenues generated by our online video business since January 18, 2010 and revenues generated by our online audio business for the entire year. Revenues for the year ended December 31, 2009 consisted of revenues generated by our online audio business since August 31, 2009.

Cost of Revenues. Our cost of revenues increased significantly to $40.5 million in 2010 from $0.6 million in 2009. This increase was primarily the result of our acquisition of Ku6 Holding. The cost of revenues in 2010 consisted mainly of Internet bandwidth cost of $10.3 million, amortization and write-down of licensed video copyrights of $15.6 million, and payroll cost relating to platform operation and content of $6.2 million. The cost of revenues in 2009 consisted mainly of Internet bandwidth cost.

Gross Loss. As a result of the foregoing, we had a gross loss of $23.9 million in 2010, compared to a gross profit of $0.5 million in 2009.

Operating Expenses. Operating expenses increased significantly to $29.7 million in 2010 from $7.1 million in 2009. Operating expenses for the year ended December 31, 2010 consisted of operating expenses associated with our online video business since January 18, 2010 and operating expenses associated with our online audio business for the entire year. Operating expenses for the year ended December 31, 2009 consisted of operating expenses associated with our online audio business since August 31, 2009.

•

Selling and Marketing Expenses. Selling and marketing expenses increased significantly to $16.2 million in 2010 from $0.7 million in 2009. This increase was primarily attributable to Ku6 Holding’s higher advertising and marketing expenses, salaries and benefits of sales and marketing staff, sales commission to the sales team, and travelling and entertainment expenses.

•

General and Administrative Expenses. General and administrative expenses increased significantly to $13.5 million in 2010 from $6.5 million in 2009. This increase was primarily attributable to (i) an increase of $1.7 million in amortization of intangible assets arising from the acquisition of Ku6 Holding, (ii) an increase of $1.6 million in bad debt provision due to the expansion of our advertising business as a result of our acquisition of Ku6 Holding, (iii) an increase of $1.6 million in business tax for intercompany transactions, and (iv) an increase of $1.5 million in share-based compensation expenses primarily as a result of the one-time compensation expense of $1.3 million relating to the incremental value of the ordinary shares issued by us to replace the options issued by Ku6 Holding before its acquisition by us, partially offset by a decrease of $2.5 million in consulting and legal expenses which were incurred in 2009 mainly for the tender offer by Shanda Interactive.

Operating Loss from Continuing Operations. As a result of the foregoing, operating loss from continuing operations increased significantly to $53.6 million in 2010 from $6.6 million in 2009.

Loss from Continuing Operations, Net of Tax, Attributable to Ku6 Media Co., Ltd. Net loss from continuing operations attributable to our company was $52.9 million in 2010 compared to $6.0 million in 2009.

Income (Loss) from Discontinued Operations, Net of Tax, Attributable to Ku6 Media Co., Ltd. We had a net income from discontinued operations attributable to our company of $1.3 million in 2010 due to a net gain from disposal of Huayi Music of $4.5 million, partially offset by a net loss from operations of $3.4 million from the WVAS and recorded music businesses for the eight months ended August 31, 2010, after giving effect to the net loss attributable to the non-controlling interests and redeemable non-controlling interests of $0.2 million in 2010. In 2009, we had a net loss from discontinued operations attributable to our company of $17.4 million mainly due to a net loss from operations of $21.8 million from the WVAS and recorded music businesses, of which $4.2 million was attributable to the non-controlling interests and redeemable non-controlling interests.

Unaudited Consolidated Pro Forma Statements of Operations

The unaudited consolidated pro forma statements of operations for the years ended December 31, 2009 and December 31, 2010 present our consolidated results of operations giving pro forma effect to the Ku6 Holding and Yisheng acquisitions as if such transactions occurred on January 1, 2009, and after giving effect to purchase accounting adjustments. The unaudited consolidated pro forma financial information is included for informational purposes only and should not be relied upon as being indicative of our results of operations or financial condition had the Ku6 Holding and Yisheng acquisitions occurred on the date assumed. The unaudited consolidated pro forma financial information also does not project the results of operations or financial position for any future period or date.

The following table shows the pro forma statements of operations for the years ended December 31, 2009 and 2010:

	For the Year Ended December 31, 2009
	Ku6 Media Co., Ltd.	Ku6 Holding	Yisheng(1)	Pro Forma Adjustments(2)	Pro Forma Consolidation
	(in thousands of U.S. dollars, except for share and per share data)
Total net revenues	1,037	6,225	985	—	8,247
Total cost of revenues	(557)	(10,018)	(428)	—	(11,003)

Gross profit (loss)	480	(3,793)	557	—	(2,756)
Total operating expenses	(7,130)	(6,374)	(1,203)	(1,962)	(16,669)

Operating loss from continuing operations	(6,650)	(10,167)	(646)	(1,962)	(19,425)
Interest income	356	8	—	—	364
Interest expense	—	(40)	(1)	—	(41)
Other income, net	2	2	39	—	43
Foreigin exchange loss	—	—	—	—	—
Fair value changes in warrant liabilities	—	186	—	—	186

Loss before income tax benefit from continuing operations	(6,292)	(10,011)	(608)	(1,962)	(18,873)
Income tax benefit	14	—	—	—	14

Loss from continuing operations, net of tax	(6,278)	(10,011)	(608)	(1,962)	(18,859)

Discontinued operations:
Loss from operations of discontinued operations, net of tax	(21,778)	—	—	—	(21,778)
Gain from disposal of discontinued operations	222	—	—	—	222

Loss from discontinued operations, net of tax	(21,556)	—	—	—	(21,556)

Loss from continuing and discontinued operations, net of tax	(27,834)	(10,011)	(608)	(1,962)	(40,415)

Less: Net loss attributable to the non-controlling interests from continuing operations	256	—	—	—	256
Less: Net loss attributable to the non-controlling interests and redeemable non-controlling interests from discontinued operations	4,183	—	—	—	4,183

Net loss attributable to Ku6 Media Co., Ltd.	(23,395)	(10,011)	(608)	(1,962)	(35,976)

Loss from continuing operations, net of tax, attributable to Ku6 Media Co., Ltd.	(6,022)	(10,011)	(608)	(1,962)	(18,603)
Loss from discontinued operations, net of tax, attributable to Ku6 Media Co., Ltd.	(17,373)	—	—	—	(17,373)

Net loss attributable to Ku6 Media Co., Ltd.	(23,395)	(10,011)	(608)	(1,962)	(35,976)

(1)	The above financial information of Yisheng reflects its results of operations for the period from January 1, 2009 to August 31, 2009, as its results of operations from September 1, 2009 have already been included in the consolidated results of Ku6 Media Co., Ltd.
(2)	Represents the incremental amortization expense for the intangible assets resulting from the Ku6 Holding acquisition.

	For the Year Ended December 31, 2010
	Ku6 Media Co., Ltd.	Ku6 Holding (1)	Pro Forma Adjustments(2)	Pro Forma Consolidation
Total net revenues	16,556	232	—	16,788
Total cost of revenues	(40,459)	(3,956)	—	(44,415)

Gross loss	(23,903)	(3,724)	—	(27,627)
Total operating expenses	(29,703)	(641)	(154)	(30,498)

Operating loss from continuing operations	(53,606)	(4,365)	(154)	(58,125)
Interest income	57	—	—	57
Interest expense	(31)	—	—	(31)
Other income, net	—	—	—	—
Foreigin exchange loss	—	(4)	—	(4)
Fair value changes in warrant liabilities	—	—	—	—

Loss before income tax benefit from continuing operations	(53,580)	(4,369)	(154)	(58,103)
Income tax benefit	41	—	—	41

Loss from continuing operations, net of tax	(53,539)	(4,369)	(154)	(58,062)
Discontinued operations:
Loss from operations of discontinued operations, net of tax	(3,382)	—	—	(3,382)
Gain from disposal of discontinued operations	4,486	—	—	4,486

Loss from discontinued operations, net of tax	1,104	—	—	1,104

Loss from continuing and discontinued operations, net of tax	(52,435)	(4,369)	(154)	(56,958)
Less: Net loss attributable to the non-controlling interests from continuing operations	681	—	—	681
Less: Net loss attributable to the non-controlling interests and redeemable non-controlling interests from discontinued operations	244	—	—	244

Net loss attributable to Ku6 Media Co., Ltd.	(51,510)	(4,369)	(154)	(56,033)

Loss from continuing operations, net of tax, attributable to Ku6 Media Co., Ltd.	(52,858)	(4,369)	(154)	(57,381)
Loss from discontinued operations, net of tax, attributable to Ku6 Media Co., Ltd.	1,348	—	—	1,348

Net loss attributable to Ku6 Media Co., Ltd.	(51,510)	(4,369)	(154)	(56,033)

(1)	The above financial information of Ku6 Holding reflects its results of operations for the period from January 1, 2010 to January 17, 2010, as the Ku6 Holding acquisition was completed on January 18, 2010.
(2)	Represents the incremental amortization expense for the intangible assets resulting from the Ku6 Holding acquisition.

Year Ended December 31, 2010 (pro forma) Compared to Year Ended December 31, 2009 (pro forma)

Net Revenues. Our pro forma net revenues increased 104% to $16.8 million in 2010 from $8.2 million in 2009. The increase in pro forma net revenues was largely attributable to the growth of our advertising business in 2010, as a result of our marketing efforts, including offering a variety of integrated marketing package to brand advertisers, with the continuous expansion of user base.

Cost of Revenues. Our pro forma cost of revenues increased to $44.4 million in 2010 from $11.0 million in 2009.

	Year ended December 31, 2009 (in thousands)			Year ended December 31, 2010 (in thousands)
	Actual	Pro forma Adjustments	Pro forma	Actual	Pro forma Adjustments	Pro forma
Internet bandwidth costs	534	4,137	4,671	10,279	497	10,776
Amortization and write-down of purchased video copyright cost	—	1,747	1,747	15,619	2,852	18,471
Payroll cost	—	2,506	2,506	6,167	350	6,517
In-house developed content costs	—	—	—	1,596	—	1,596
Depreciation of servers and other equipments	—	1,278	1,278	2,503	109	2,612
Other costs(1)	23	778	801	4,295	148	4,443

Total costs	557	10,446	11,003	40,459	3,956	44,415

(1)	Includes primarily advertisement production costs and outside service fees and UGC costs.

The $33.4 million increase in our pro forma cost of revenues from 2009 to 2010 was mainly due to (i) an increase from $1.7 million in 2009 to $18.5 million in 2010 of amortization and write-down of purchased video copyright costs, as a result of our significantly increased investment in professional content in 2010 compared to 2009, including licensed video copyrights related to the 2010 FIFA World Cup, the 2010 Asian Games and movies, TV series and other entertainment programs. As of December 31, 2010, the carrying value of our licensed video copyrights was written down to zero. Also, our pro forma bandwidth costs increased 154% from $4.2 million in 2009 to $10.8 million in 2010, due to the growth in our traffic volume as a result of our large content library established in 2010.

Gross Loss. We had a pro forma gross loss of $27.6 million in 2010, compared to a pro forma gross loss of $2.8 million in 2009. This increase in gross loss was largely due to our increases in costs related to both platform operation and content, including Internet bandwidth leasing costs, depreciation expenses, amortization and write-down of licensed video copyrights, in-house developed content costs and related employee costs.

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

•

General and Administrative Expenses. Our pro forma general and administrative expenses increased to $13.7 million in 2010 from $11.6 million in 2009 mainly due to the increase of $1.4 million in share-based compensation expenses including one-time compensation expenses of $1.3 million relating to the fair value of ordinary shares issued by us to replace the options issued by Ku6 Holding over the acquisition date fair value of those options attributable to the pre-combination portion in connection with the acquisition of Ku6 Holding. Also the increase of bad debt expenses of $1.6 million due to expansion of our advertising business, business tax of $1.7 million for the intercompany transactions within the group and rental and management expenses of $0.6 million due to relocation and expansion of our office building, was partially offset by the decrease of the consulting and legal expenses for the Shanda tender offer of $2.5 million.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

Our online video business requires significant upfront capital expenditures as well as continuous, substantial investment in content, technology and infrastructure. In order to implement our development strategies to expand our infrastructure and optimize our services across Internet-enabled devices, and further expand and diversify our revenue sources, we may incur additional capital needs in the future. We may require additional cash resources due to the cost of running our online video business or due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to issue debt securities or additional equity or to obtain bank borrowings. The issue of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations and the placement of liens over some or all of our assets. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment, which may have a material effect upon our liquidity and capital resources. Based upon anticipated cash flow related to operating activities and our present cash balances and working capital position, we expect that we will have sufficient sources of cash to fund our needs for at least the next 12 months.

As of December 31, 2011, we had cash and cash equivalents of $26.8 million. Our principal sources of liquidity have been our cash flows from operations and financing activities. The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(in thousands of U.S. dollars)
Net cash used in operating activities	(2,092)	(29,570)	(39,175)
Net cash (used in) provided by investing activities	(8,931)	2,168	(25,712)
Net cash provided by financing activities	1,448	4,616	63,328
Effect of exchange rate changes on cash and cash equivalents	(154)	337	1,014
Net decrease in cash and cash equivalents	(9,729)	(22,449)	(545)

Operating Activities

Our net cash used in operating activities in 2011 was $39.2 million. This was primarily attributable to (i) our net loss of $49.4 million, (ii) a decrease of $7.9 million in accounts payable due to more settlement of internet bandwidth costs and cash incentives to advertising agencies in 2011, and (iii) an increase of $3.9 million in the amount due from related parties under common control by Shanda Interactive, which were adjusted by (i) non-cash expenses of $5.2 million in depreciation and amortization, $3.7 million in amortization and write-down of licensed video copyrights, $3.5 million in bad debt provision due to changes in business strategy, and $3.0 million in loss from disposal of property and equipment due to technological upgrades, and (ii) a decrease of $3.8 million in accounts receivable as a result of the increased collection of advertising revenue in 2011.

Our net cash used in operating activities in 2010 was $29.6 million. This was primarily attributable to (i) our net loss of $52.4 million and (ii) an increase of $8.7 million in accounts receivable mainly due to the advertising revenue generated in the last quarter of 2010 not received, most of which was still within the normal credit terms, which were adjusted by (i) non-cash expenses of $15.8 million in amortization and write-down of licensed video copyrights, $5.3 million in depreciation and amortization, $1.9 million in share-based compensation cost, and $1.5 million in bad debt provision, (ii) an increase of $8.8 million in accounts payable due to certain payables in connection with Internet bandwidth and cash incentives to advertising agencies not paid as of December 31, 2010, and (iii) an increase of $6.0 million in accrued expenses and other current liabilities mainly due to the business tax and salesman commission not paid as a result of the increase of the advertising revenue in 2010.

Our net cash used in operating activities in 2009 was $2.1 million. This was primarily attributable to our net loss of $27.8 million, which was adjusted by (i) non-cash expenses of $3.8 million in bad debt provision, $3.6 million in impairment of goodwill, and $1.8 million in depreciation and amortization, (ii) a decrease of $5.9 million in accounts receivable mainly due to the proceeds received from telecom operators, (iii) a decrease of $2.7 million in prepaid expenses and other current assets primarily due to the collection of miscellaneous receivables due from employees or artists and relating items expensed according to the beneficial period, and (iv) an increase of $2.3 million in accrued expenses and other current liabilities due to certain accrued liabilities not paid as of December 31, 2009.

Investing Activities

Our net cash used in investing activities was $25.7 million in 2011. This consisted mainly of (i) the interest-bearing loans with an aggregate amount of $14.1 million provided to Shanda Games in 2011, (ii) $5.5 million used in payment for licensed video copyrights, (iii) our pledge of $3.6 million cash as collateral for the bank loan, and (iv) payment of $2.4 million for the purchases of property and equipment.

Our net cash provided by investing activities was $2.2 million in 2010. This was primarily attributable to (i) net cash of $12.3 million received from the disposal of the WVAS and recorded music businesses, (ii) a decrease of $10.0 million in short-term investments in connection with the maturity of time deposits, and (iii) net proceeds of $4.4 million from the disposal of Huayi Music, partially offset by (i) $15.0 million used in payment for licensed video copyrights, (ii) $6.6 million used in the purchase of property and equipment, and (iii) a $3.2 million loan paid to related parties under common control by Shanda Interactive.

Our net cash used in investing activities was $8.9 million in 2009. This was primarily attributable to (i) an increase of $10.0 million in short-term investments in the form of time deposits and (ii) payment of $0.9 million for the purchase of fixed assets, partially offset by (i) net cash of $1.0 million received from the acquisition of Seed Music, (ii) net cash of $0.6 million received from the acquisition of Yisheng, and (iii) net proceeds of $0.3 million from the disposal of a subsidiary.

Financing Activities

Our net cash provided by financing activities was $63.3 million in 2011. This consisted mainly of (i) proceeds of $50.0 million from the issuance of ordinary shares to Shanda Media and $50.0 million from the issuance of senior convertible bonds to Shanda Media, (ii) net borrowings of $10.1 million from certain affiliates, and (iii) a domestic bank borrowing of RMB20.0 million ($3.2 million), partially offset by the full redemption of the $50.0 million senior convertible bonds based on our working capital position.

Our net cash provided by financing activities was $4.6 million in 2010. This consisted mainly of borrowings of $4.6 million from related parties under common control by Shanda Interactive.

Our net cash provided by financing activities was $1.4 million in 2009. This consisted mainly of capital injection of $1.4 million into Yisheng by Shanda Interactive and Yisheng’s non-controlling shareholder.

Restrictions on Cash Transfers to our Company

We are a holding company and our operations are principally conducted through our PRC subsidiaries and our consolidated affiliated entities. As a result, the ability of our company to pay dividends and to finance debts depends upon service fees paid by our consolidated affiliated entities to our PRC subsidiaries and dividends and other distributions paid by our PRC subsidiaries to our company. If any of our subsidiaries or consolidated affiliated entities incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay service fees or dividends directly or indirectly to our company.

In addition, under PRC laws and regulations, our PRC subsidiaries and our consolidated affiliated entities may pay dividends only out of their retained earnings as determined in accordance with PRC accounting standards and regulations. There is no significant difference between retained earnings as determined in accordance with PRC accounting standards and in accordance with U.S. GAAP. In addition, our PRC subsidiaries and our consolidated affiliated entities are required to set aside at least 10% of their after-tax net income each year, if any, to fund certain statutory reserves, which are not distributable as cash dividends, until the aggregate amount of such funds reaches 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are restricted in their ability to transfer a portion of their net assets to our company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $59.4 million, or 116.7% of our company’s total consolidated net assets as of December 31, 2011. In addition, our PRC subsidiaries and our consolidated affiliated entities may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These staff welfare and bonus funds are not distributable as cash dividends. See note 21 to our audited consolidated financial statements and Item 3.D. “Risk Factors—Risks Related to Our Corporate Structure—We rely on our PRC subsidiaries and our consolidated affiliated entities to fund our cash and financing requirements. Any limitation on the ability of our PRC subsidiaries and our consolidated affiliated entities to transfer funds to us could have a material adverse effect on our ability to grow or otherwise fund our cash and financing requirements.”

Cash transfers from our PRC subsidiaries to our offshore subsidiary and our company are also subject to restrictions imposed by the PRC government’s currency conversion policy. See Item 3.D. “Risk Factors—Risks Related to Our Corporate Structure—Restrictions on currency exchange may limit our ability to utilize our revenues effectively.”

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

See Item 4.B. “Information on the Company—Business Overview—Technology and Infrastructure” and “—Intellectual Property.”

Our research and development expenditures were nil, nil and $2.7 million in 2009, 2010 and 2011, respectively.

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

F. CONTRACTUAL OBLIGATIONS

The following table sets forth certain information with respect to our contractual obligations as of December 31, 2011:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years
	(in thousands of U.S. dollars)
Operating lease commitments	6,562	6,132	430

We did not have any long-term debt obligations as of December 31, 2011.

On September 29, 2011, Tianjin WFOE obtained a bank loan from Shanghai Pudong Development Bank in the amount of RMB20.0 million ($3.2 million) for one year until September 28, 2012 at an interest rate of 6.888% per annum. The loan is pledged by an offshore deposit of $3.6 million.

We had other payables due to related parties in the amount of $13.6 million as of December 31, 2011. All of these amounts were payable within one year. See Item 7.B., “Related Party Transactions—Other Related Party Transactions.”

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The names of our current directors and executive officers, their ages as of February 29, 2012, and the principal positions with us held by them are as follows:

Name	Age	Position
Bruno Wu(2)(3)	45	Independent Director and Chairman of the Board of Directors
Tianqiao Chen(1)(2)	38	Director
Danian Chen(1)	33	Director
Grace Wu(1)(2)	41	Director
Haifa Zhu	39	Director
Haibin Qu	37	Director
Tongyu Zhou(3)	43	Independent Director
Wenwen Niu(3)	45	Independent Director
Yu Shi	34	Chief Executive Officer and Acting Chief Editor
Tony Shen	44	Chief Financial Officer

(1)	Member of the compensation and leadership development committee
(2)	Member of the corporate development and finance committee
(3)	Member of the audit committee

Biographical Information

Bruno Wu. Mr. Wu has served as an independent director on our board of directors since September 1, 2009 and has been Chairman of the board of directors since August 17, 2010. Mr. Wu also has served as a director of Shanda Interactive from October 2006 to August 2009. Mr. Wu is the co-founder and chairman of The Sun Media Investment Holding Group of Companies, one of China’s largest privately held media groups. Mr. Wu served as co-chairman of SINA Corporation from 2001 to 2002 and as the chief operating officer of ATV, one of the two free-to-air networks in Hong Kong, from June 1998 until February 1999. Mr. Wu received a doctorate degree in international politics from Fudan University in 2001, a master of arts degree in international affairs from Washington University in Missouri in 1993, a bachelor of science degree in business administration-finance from Culver-Stockton College in Missouri in December 1990, and a diploma of studies in French civilization from the University of Savoie in France in 1987.

Tianqiao Chen. Mr. Chen has served on our board of directors since July 24, 2009 and was Chairman of the board of directors from July 24, 2009 to August 17, 2010. Mr. Tianqiao Chen is one of the co-founders of Shanda Interactive and has served as the chairman of the board of directors and the chief executive officer of Shanda Interactive since its inception in December 1999. Mr. Chen also serves as a member of the board of directors of SinoMedia Holding Ltd., which is listed on the Hong Kong Stock Exchange, and Shanda Games Limited. Mr. Chen received a bachelor’s degree in economics from Fudan University. Mr. Tianqiao Chen is the brother of Mr. Danian Chen, one of our directors.

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

Grace Wu. Ms. Wu has served on our board of directors since July 24, 2009. Ms. Wu has served as Shanda Interactive’s senior vice president since April 2008 and chief financial officer since November 2007. Ms. Wu previously served as a director of Shanda Interactive from December 2007 to February 2012, vice president from November 2007 to March 2008, and vice president of strategic investments from October 2007 to November 2007. Prior to joining Shanda Interactive, Ms. Wu spent five years with AU Optronics Corp., where she was responsible for financial planning and analysis, investor relations and capital markets activities. Prior to that, Ms. Wu worked at Goldman Sachs and Lehman Brothers where she divided her responsibilities between the equity capital markets and investment banking divisions. Ms. Wu received a master of international affairs degree in international banking and finance from Columbia University and a bachelor’s degree from National Taiwan University.

Haifa Zhu. Mr. Zhu has served on our board of directors since July 24, 2009. Mr. Zhu also served as our Acting Chief Executive Officer from March 14, 2011 to August 1, 2011. Mr. Zhu has served as chief investment officer and senior vice president of Shanda Interactive since April 2008. Mr. Zhu previously served as Shanda Interactive’s assistant vice president of investments, director of platform operations, director of central user platform and deputy director of new business center. Prior to joining Shanda Interactive, Mr. Zhu was responsible for investments at Nuovo Assets Investment Ltd. from 2001 to 2004. Prior to joining Nuovo Assets Investment Ltd., Mr. Zhu worked in technology management for the Shanghai Academy of Science from 1996 to 2001. Mr. Zhu received a master’s degree in business administration and a bachelor’s degree from Fudan University.

Haibin Qu. Mr. Qu has served on our board of directors since July 24, 2009. Mr. Qu has served as Shanda Interactive’s senior executive vice president since August 2005. Mr. Qu previously served as Shanda Interactive’s senior vice president from July 2003 to August 2005, vice president from September 2002 to June 2003 and director of business development from February 2000 to August 2002. Prior to joining Shanda Interactive, Mr. Qu served as a vice president of Shanghai Fuwei Technology Development Co., Ltd. from September 1996 to December 1999. Mr. Qu received a bachelor’s degree in mechanics from Fudan University.

Tongyu Zhou. Ms. Zhou has served as an independent director on our board of directors since September 1, 2009. Ms. Zhou is the founder and chairman of Shanghai Weida Hi-Tech Group Co., Ltd. Ms. Zhou is a member of the national committee of CPPCC and Chinese National Youth Union, vice president of the Chinese Young Entrepreneurs’ Association and Shanghai Chamber of Commerce. Ms. Zhou received a doctorate degree in economics from Fudan University in 2008 and a master’s degree in business administration from China Europe International Business School in 2002.

Wenwen Niu. Mr. Niu has served as an independent director on our board of directors since July 31, 2009. Mr. Niu is the publisher and creator of “The Founder” magazine and a professional industry commentator. Mr. Niu joined Economic Daily Group in 1991 and was awarded “China News Prize” three times in two consecutive years. In 1999, Mr. Niu was the editor-in-chief of China Entrepreneur Magazine and he was also one of the adjudicators for “Top 10 Economic Leaders” of CCTV. In addition, Mr. Niu received a master’s degree in economics and completed the Executive MBA program at Cheung Kong Graduate School of Business.

Yu Shi. Mr. Yu Shi has served as our Chief Executive Officer since August 1, 2011 and our Acting Chief Editor since July 2011. Mr. Shi previously served as Shanda Interactive’s senior director of strategy and integration from 2009 to July 2011. Prior to joining Shanda Interactive, Mr. Shi worked at Juneyao Group as deputy general manager of strategy planning and capital markets from September 2006 to July 2009 and at Arthur Andersen and KPMG Consulting from September 2000 to August 2006. Mr. Shi received a bachelor’s degree in telecommunications from Shanghai Jiao Tong University.

Tony Shen. Mr. Shen has served as our Chief Financial Officer since September 27, 2010. Mr. Shen has more than 15 years of experience in finance and management. Most recently, he served at China BAK Battery, Inc., as chief financial officer, treasurer, and secretary from August 2007 to April 2010, and as vice president of strategic development from May 2007 to August 2007. He was acting chief financial officer of eLong Inc., from July 2006 to April 2007. Mr. Shen received a master’s degree in business administration in finance from Columbia Business School and a bachelor of engineering degree in electrical engineering from Tsinghua University.

Terms of Directors and Executive Officers

Each of our directors shall be re-elected annually by our shareholders at a general meeting and until his or her successor is duly elected and qualified, or until his or her earlier removal, or earlier vacation of office. Our executive officers are appointed by and serve at the discretion of our board of directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers. The initial term of these employment agreements is generally two to three years. Under these agreements, we may terminate the employment of an executive officer for cause at any time in case of certain acts by the executive officer. An executive officer may terminate the employment at any time upon thirty days to six months’ prior written notice.

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

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2011, we paid aggregate compensation of $1.3 million to our directors and officers, including former officers and directors who resigned in 2011, namely, Shanyou Li, former director and Chief Executive Officer, Feng Chen, former Chief Editor and Vice President, and Liang Zhao, former Chief Technology Officer. For the year ended December 31, 2011, we granted options to purchase an aggregate of 157,000,000 ordinary shares with various exercise prices from $0.0188 to $0.03092 per share and expiration dates at various times through 2017, to our directors and officers. Other than share options granted under our 2010 Equity Compensation Plan, as well as fees paid to our independent directors for board services rendered, we only paid compensation to those directors who also served as executive officers in 2011. We also maintain director and executive officer insurance for our directors and executive officers.

Summary of Stock Plans

2010 Equity Compensation Plan

Our board of directors adopted the 2010 Equity Compensation Plan, or the 2010 Plan, which became effective in December 2010. A total of 698,381,300 ordinary shares of our company are reserved for issuance under the 2010 Plan. A general description of the terms of the 2010 Plan is set forth below:

Plan Administration. Our board of directors or one or more committees appointed by our board acts as of the administrator of the 2010 Plan.

Types of Awards. The principal features of the various awards that may be granted under the 2010 Plan are as follows:

•	Options. Options provide for the right to purchase a specified number of our ordinary shares at a specified exercise price subject to vesting.

•

Share Appreciation Rights. Share appreciation rights provide for the right to receive a payment, in cash or ordinary shares, equal to the excess of the fair market value of a specified number of our ordinary shares on the date the share appreciation right is exercised over the base price as set forth in the award document.

•	Restricted Shares. Restricted shares are ordinary shares that are generally subject to restrictions on transfer and to vesting terms.

•

Restricted Share Units. Restricted share units represent the right to receive a specified number of our ordinary shares, subject to vesting. Restricted share units will be settled upon vesting, subject to the terms of the award agreement, either by our delivery to the holder of the number of ordinary shares represented by the vested restricted share units or by a cash payment to the holder that equals the then fair market value of the underlying ordinary shares.

Award Document. Awards granted under the 2010 Plan are evidenced by an award document that sets forth the terms and conditions applicable to each of these awards, as determined by the administrator in its sole discretion.

Termination of the 2010 Plan. Without further action by our board of directors, the 2010 Plan will terminate in December 2020. Our board of directors may amend, suspend or terminate the 2010 Plan at any time, provided, however, that our board of directors must first seek the approval of the participants of the 2010 Plan if such amendment, suspension or termination would materially adversely affect the rights of participants with respect to any of their existing awards.

C. Board Practices

Our board of directors currently consists of eight members. Our board of directors includes three independent directors who satisfy the “independence” requirements of the Nasdaq Stock Market Rules and meet the criteria for “independence” under Rule
10A-3 under the Exchange Act. This home country practice of ours was established by our board of directors by reference to similarly situated issuers and differs from the Nasdaq Stock Market Rules that require the board to be comprised of a majority of independent directors.

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

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers; and

•	exercising the borrowing powers of our company and mortgaging the property of our company.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

D. Employees

As of December 31, 2009, 2010 and 2011, we had 230, 816 and 232 full-time employees, respectively. None of our personnel are represented under collective bargaining agreements.

E. Share Ownership

The following table sets forth certain information known to us with respect to the beneficial ownership as of February 29, 2012 by:

•	all persons who are beneficial owners of five percent or more of our ordinary shares;

•	our current executive officers and directors; and

•	all current directors and executive officers as a group.

As of February 29, 2012, 5,019,786,036 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares power to direct the voting or the disposition of the security or to receive the economic benefit of ownership of the security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. These securities, however, are not included in the computation of the percentage ownership of any other person. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

Number of Shares
Beneficially Owned
Name	Number	Percentage
5% and Above Shareholders
Shanda Interactive Entertainment Limited(1)	3,334,694,602	66.4%
Shanyou Li(2)	274,077,076	5.5%

Executive Officers and Directors
Bruno Wu	*	*
Tianqiao Chen	—	—
Danian Chen	*	*
Grace Wu	*	*
Haifa Zhu	*	*
Haibin Qu	*	*
Tongyu Zhou	*	*
Wenwen Niu	*	*
Yu Shi	*	*
Tony Shen	*	*
All current directors and executive officers as a group	*	*

*	Upon exercise of all options, this person would beneficially own less than 1% of our outstanding ordinary shares.
(1)	Shanda Interactive’s beneficial ownership of our ordinary shares consists of (i) 1,155,045,300 ordinary shares, including ordinary shares represented by our ADSs, acquired by Shanda Media, in connection with the tender offer completed in July 2009, (ii) 78,116,292 ordinary shares, including ordinary shares represented by ADSs, acquired by Shanda Media from certain selling shareholders in private transactions in September 2009, (iii) 47,389,700 ordinary shares, including ordinary shares represented by our ADSs, acquired by Shanda Media under a 10b5-1 trading plan during the period from October 2009 to October 2010, (iv) 83,076,923 ordinary shares acquired by Shanda Media from Chris Anjun Chen in August 2010, (v) 17,220,214 ordinary shares acquired by Shanda Media from ITOCHU Corporation in September 2010, (vi) 415,384,615 ordinary shares issued to Shanda Interactive in connection with our acquisition from Shanda Interactive of its 75% interest in Yisheng in August 2010, and (vii) 1,538,461,538 ordinary shares issued to Shanda Media pursuant to a share purchase agreement dated April 1, 2011 between us and Shanda Media.
(2)	Shanyou Li was our former Chief Executive Officer and a former director of our company. According to the Schedule 13G filed with the SEC on January 28, 2010, Shanyou Li held 16,970,900 ordinary shares, including ordinary shares represented by our ADSs, and may be deemed to beneficially own 257,106,176 ordinary shares held by Kumella Holdings Limited, a British Virgin Islands company, as of January 18, 2010. Shanyou Li held approximately 88.3% of the equity interest of Kumella Holdings Limited and served as its sole director. He disclaims beneficial interest of those 257,106,176 ordinary shares except to the extent of his pecuniary interest in those shares. We do not have any further information with respect to any changes in Shanyou Li’s beneficial ownership of our ordinary shares.

As of February 29, 2012, based on public filings with the SEC, there are no major shareholders holding 5% or more of our ordinary shares or ADSs representing ordinary shares, except as described above.

As of February 29, 2012, approximately 2,430,983,200 of our ordinary shares were held in the U.S. by 105 holders of record, excluding shares held by our ADS depositary bank, Citibank N.A., on behalf of our ADS holders. Citibank N.A. has advised us that as of that date 14,044,121 ADSs, representing 1,404,412,100 ordinary shares, were held of record by Cede & Co. We have no further information as to ordinary shares held, or beneficially owned, by U.S. persons.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Please refer to Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with Respect to Our Consolidated Affiliated Entities

We conduct our operations in China principally through contractual arrangements among our PRC subsidiaries (Beijing WFOE, Tianjin WFOE and Tianjin Ku6 Network WFOE), our consolidated affiliated entities in the PRC (Ku6 Information Technology, Tianjin Ku6 Zheng Yuan, Ku6 Cultural and Tianjin Ku6 Network), and their respective shareholders. See Item 4.C. “Information on the Company—Organizational Structure.”

The principal terms of the agreements with respect to our consolidated affiliated entities are described as follows.

Loan Agreements: Each of our PRC subsidiaries entered into loan agreements with the shareholders of the relevant PRC consolidated affiliated entities (Ku6 Information Technology, Ku6 Cultural and Tianjin Ku6 Network), pursuant to which our PRC subsidiaries granted interest-free loans to these shareholders to fund their capital contributions to the consolidated affiliated entities. The total amount of these loans as of December 31, 2011 was RMB20.0 million ($3.2 million). The initial term of the loans is 10 years (in respect of loans to shareholders of Ku6 Information Technology and Ku6 Cultural) or 20 years (in respect of loans to shareholders of Tianjin Ku6 Network), with the earliest expiration date being April 11, 2017. The loans are repayable on demand, but the shareholders of our consolidated affiliated entities may not repay all or any part of the loans without the prior written consent of our PRC subsidiaries.

Exclusive Business Cooperation Agreements: Certain of our PRC subsidiaries (Beijing WFOE and Tianjin WFOE) entered into exclusive business cooperation agreements with the relevant consolidated affiliated entities (Ku6 Information Technology and Tianjin Ku6 Zheng Yuan), pursuant to which these consolidated affiliated entities agreed to respectively appoint our PRC subsidiaries as their exclusive providers of technical, consulting and other services for service fees equal to 100% of the net income of the consolidated affiliated entities. Our PRC subsidiaries are entitled to exclusive and proprietary rights and interests in any intellectual properties arising out of or created during the performance of these agreements. These agreements have an initial term of 10 years, with the earliest expiration date being June 23 2018, and will be renewable upon the request of our PRC subsidiaries. Our PRC subsidiaries have the right to terminate the agreements at any time upon giving prior written notice, but none of the consolidated affiliated entities or their shareholders may terminate the agreements prior to expiration.

Exclusive Consulting and Service Agreements: Certain of our PRC subsidiaries (Tianjin WFOE and Tianjin Ku6 Network WFOE) entered into exclusive consulting and service agreements with the relevant consolidated affiliated entities (Ku6 Cultural and Tianjin Ku6 Network), pursuant to which these consolidated affiliated entities agreed to respectively engage our PRC subsidiaries as their exclusive provider of consult and other services. The amount of service fees payable by these consolidated affiliated entities to our PRC subsidiaries shall be agreed upon by the parties based on the scope and complexity of the technologies involved, the content and duration of the services provided, and the prevailing market price for similar services. Our PRC subsidiaries will exclusively own any intellectual property arising from the performance of these agreements. Unless terminated earlier by our PRC subsidiaries, these agreements have an initial term of 20 years, with the earliest expiration date being May 27, 2030, and will be renewable upon the request of our PRC subsidiaries. Our consolidated affiliated entities may not terminate these agreements without cause unless they compensate our PRC subsidiaries for all losses caused by such early termination.

Business Operation Agreements: Certain of our PRC subsidiaries (Tianjin WFOE and Tianjin Ku6 Network WFOE) entered into business operation agreements with the relevant consolidated affiliated entities (Ku6 Cultural and Tianjin Ku6 Network) and their respective shareholders, which set forth the rights of these PRC subsidiaries to control the actions of these consolidated affiliated entities and their shareholders, including the rights to manage the daily operations of these consolidated affiliated entities and to appoint and remove the directors of these consolidated affiliated entities. In addition, the consolidated affiliated entities may not engage in any transactions that could materially affect their assets, liabilities, rights or operations without the prior consent of our PRC subsidiaries. These agreements have an initial term of 20 years, with the earliest expiration date being May 27, 2030, and will be renewable upon the request of our PRC subsidiaries. Our PRC subsidiaries have the right to terminate the agreements at any time upon giving prior written notice, but none of the consolidated affiliated entities or their shareholders may terminate the agreements prior to expiration.

Equity Pledge Agreements: Each of our PRC subsidiaries entered into equity pledge agreements with the shareholders of our consolidated affiliated entities (and, in some cases, together with our consolidated affiliated entities), pursuant to which these shareholders pledged their respective equity interests in our consolidated affiliated entities to our PRC subsidiaries as collateral to secure the obligations of these consolidated affiliated entities under the loan agreements, exclusive business cooperation agreements, exclusive consulting and service agreements, business operation agreements and equity disposition agreements, as applicable. The pledges shall remain effective until all obligations under the applicable agreements have been fully performed. During the term of the pledges, our consolidated affiliated entities are entitled to any dividends in respect of the equity interests pledged. The shareholders may not transfer their equity interests without the prior consent of our PRC subsidiaries. In case of any event of default, our PRC subsidiaries will be entitled to dispose of the equity interests pledged and use the proceeds to make any payments due under the applicable agreements.

Powers of Attorney: Each of the shareholders of our consolidated affiliated entities entered into a power of attorney to irrevocably authorize the relevant PRC subsidiary as his, her or its agent and attorney on all matters pertaining to the relevant consolidated affiliated entity and to exercise all of his, her or its rights as a shareholder of such consolidated affiliated entity, including the right to attend shareholders’ meetings, to exercise voting rights and to appoint directors and other senior management of such consolidated affiliated entity. The power of attorney is irrevocable and will continue to be effective, (i) in the case of the shareholder of Ku6 Information Technology, as long as such shareholder continues to be its shareholder; (ii) in the case of the shareholder of Tianjin Ku6 Zheng Yuan, until the equity interest purchase option as set forth in the exclusive option agreement has been fully exercised; and (iii) in the case of the shareholder of Ku6 Cultural or Tianjin Ku6 Network, for a term of 20 years, renewable upon the request of the relevant PRC subsidiary.

Exclusive Option Agreements or Equity Disposition Agreements: Each of our PRC subsidiaries entered into exclusive option agreements or equity disposition agreements with the relevant consolidated affiliated entities and their respective shareholders, pursuant to which our PRC subsidiaries or their designees are entitled to an exclusive right, exercisable at any time during the term of the agreements, to the extent permitted under PRC laws and regulations, to purchase from the shareholders of these consolidated affiliated entities all or any part of their equity interests in the consolidated affiliated entities. The purchase price shall equal to the amount of the registered capital of the consolidated affiliated entities (in respect of Ku6 Information Technology and Tianjin Ku6 Zheng Yuan) or the lowest price permissible by the then-applicable PRC laws and regulations (in respect of Ku6 Cultural and Tianjin Ku6 Network). Without the prior written consent of our PRC subsidiaries, none of the consolidated affiliated entities or their shareholders may take actions that could materially affect the assets, liabilities, operations or equity of the consolidated affiliated entities, including distribution of dividends, transfer or mortgage of assets, incurrence or guarantee of any indebtedness, or merger or consolidation, and none of the shareholders may dispose of or allow any security interest to be encumbered on their equity interests in the consolidated affiliated entities except as otherwise agreed upon with our PRC subsidiaries. The initial term of these agreements is 10 years (in respect of Ku6 Information Technology and Tianjin Ku6 Zheng Yuan) or 20 years (in respect of Ku6 Cultural and Tianjin Ku6 Network), with the earliest expiration date being March 21, 2019. These agreements will be renewable upon the request of our PRC subsidiaries.

Exclusive Intellectual Property Option Agreement: Beijing WFOE entered into an exclusive intellectual property option agreement with Ku6 Information Technology, pursuant to which Ku6 Information Technology irrevocably granted to Beijing WFOE or its designee an exclusive right, exercisable at any time during the term of this agreement, to purchase from Ku6 Information Technology, in accordance with the price agreed upon by the parties and to the extent permitted under PRC laws and regulations, certain intellectual property rights. Without Beijing WFOE’s prior consent, Ku6 Information Technology may not transfer any of these intellectual property rights to any third party. This agreement has an initial term of 10 years and will be automatically renewed for another 10 years unless terminated by Beijing WFOE.

Our Asset Transactions with Shanda Interactive

On June 1, 2010, we entered into a master transaction agreement with Shanda Interactive, pursuant to which we agreed to acquire certain online audio assets from Shanda Interactive in exchange for 415,384,615 newly issued ordinary shares in us and, concurrently, Shanda Interactive agreed to acquire our WVAS and recorded music businesses in exchange for an aggregate of $36,944,267 in cash, subject to adjustment based on the May 31, 2010 cash balances of the businesses being transferred to Shanda Interactive. On August 17, 2010, we and Shanda Interactive completed the asset transactions contemplated under the master transaction agreement. We issued 415,384,615 ordinary shares to Shanda Interactive in exchange for its 75% interest in an online audio business and issued 138,461,539 ordinary shares to the non-controlling shareholder in exchange for the remaining 25% interest in the online audio business. Shanda Interactive acquired our WVAS and recorded music businesses in exchange for an aggregate of $37,243,904 in cash.

Share Purchase Agreement with Shanda Media

On April 1, 2011, we entered into a share purchase agreement with Shanda Media, pursuant to which we agreed to issue to Shanda Media 1,538,461,538 ordinary shares for an aggregate purchase price of $50,000,000 (or $0.0325 per ordinary share). Our shareholders approved the issuance of these ordinary shares at our extraordinary general meeting on June 24, 2011. We issued these ordinary shares to Shanda Media on June 29, 2011.

Convertible Bond Purchase Agreement with Shanda Media

On April 1, 2011, we entered into a convertible bond purchase agreement with Shanda Media, pursuant to which we agreed to sell to Shanda Media $50,000,000 aggregate principal amount of 3% senior convertible bond at face value. The convertible bonds were to mature in three years after issuance and bear interest at a rate of 3% per annum, payable semi-annually in arrears on June 30 and December 31 of each year, commencing December 31, 2011. Beginning six months after issuance and at any time before maturity, the convertible bonds would be convertible into our ordinary shares at a price of $0.03925 per ordinary share (or $3.925 per ADS). Our shareholders approved the issuance of these convertible bonds at our extraordinary general meeting on June 24, 2011, and we issued the convertible bonds on June 29, 2011. Based on our working capital position, we entered into a redemption agreement with Shanda Media on September 30, 2011, pursuant to which we agreed to redeem the entire $50,000,000 convertible bonds at face value plus accrued but unpaid interest. We redeemed the convertible bonds and paid the full redemption price to Shanda Media on September 30, 2011.

Proposed Acquisition of Pipi

On April 20, 2011, we entered into an equity purchase agreement with the shareholders of Hangzhou Soushi Networking Co., Ltd., or Pipi, a limited liability company established under the laws of the PRC, pursuant to which we agreed to acquire the equity interests in Pipi from its current shareholders in exchange for an aggregate of 2,212,114,257 of our ordinary shares. Shanghai Shanda Networking Co., Ltd., or Shanda Networking, a company established under the laws of the PRC and controlled by Shanda Interactive, holds 32% of the equity interest in Pipi. Pursuant to the equity purchase agreement, Shanda Networking agreed to transfer its 32% equity interest in Pipi to us or one or more of our designees, and in exchange, we agreed to issue 707,876,562 ordinary shares to Shanda Media. However, our shareholders did not approve this transaction at our extraordinary general meeting on June 24, 2011. As the closing of this transaction was conditional upon, among other things, the approval of our shareholders, this transaction was not consummated and the equity purchase agreement was terminated on July 5, 2011.

Disposal of Interest in Online Audio Business

In August 2011, we terminated our contractual arrangements with respect to the control of Yisheng, our online audio business operating entity, as a result of management’s review of our business strategies. After the completion of certain equity transfer and increase in registered capital by Beijing Sunshine Culture Communication Co., Ltd., or Sunshine, and Beijing Huaying Shengshi Cultural Communication Co., Ltd., both of which are subsidiaries of Shanda Interactive and limited liability companies established under the laws of the PRC, we hold a 20% economic interest, down from 100%, in Yisheng and have ceased to control Yisheng as a consolidated affiliated entity. All local government registrations relating to the above changes in the registered capital and shareholding of Yisheng were completed on August 11, 2011.

Other Related Party Transactions

In December 2010, Ku6 Information Technology borrowed RMB20.0 million on an unsecured basis from Shanghai Shulong Technology Co., Ltd., a company controlled by Shanda Interactive, pursuant to an entrusted loan agreement. This loan carried an interest rate of 5.05% per year and was originally due in June 2011. The term of the loan was subsequently extended to December 2011 and the interest rate was revised to 5.68%. This loan was fully repaid in December 2011.

In February 2011, Ku6 Information Technology borrowed RMB40.0 million ($6.4 million) on an unsecured basis from Shanghai Shulong Technology Co., Ltd., pursuant to an entrusted loan agreement. This loan carried an interest rate of 5.05% per year and was originally due in August 2011. We repaid RMB250,000 ($39,721) and the term of the loan with respect to the remaining amount of RMB39.8 million ($6.3 million) was subsequently extended to February 2012. The interest rate was revised to 6.71% per year. In February 2012, we repaid RMB19.8 million ($3.1 million). We extended the term of the loan with respect to the remaining amount of RMB20.0 million ($3.2 million) to August 2012 and the interest rate remained at 6.71% per year.

In June 2011, Ku6 Information Technology borrowed RMB43.0 million ($6.8 million) on an unsecured basis from Shanghai Shulong Computer Technology Co., Ltd., pursuant to an entrusted loan agreement. This loan carries an interest rate of 6.31% per year and is due in June 2012.

In December 2010, Ku6 Media Co., Ltd. provided a $3.2 million unsecured loan to Shanda Games Limited, a company controlled by Shanda Interactive, which carried an interest rate of 0.6% per year and was originally due in July 2011. In January 2011, Ku6 Media Co., Ltd. provided a $6.7 million unsecured loan to Shanda Games Limited, which carried an interest rate of 0.6% per year and was originally due in July 2011. The terms of these loans are in the process of being extended. In June 2011, Ku6 Media Co., Ltd. provided a $7.3 million unsecured loan to Shanda Games Limited, which carries an interest rate of 1.37% per year and is due in May 2012.

On April 1, 2011, we entered into an advertising agency agreement with Shengyue, an affiliate wholly owned by Shanda Interactive, pursuant to which Shengyue agreed to act as our advertising agency in respect of our website advertising space on www.ku6.com and generate advertising revenue for us by using the AA system. We agreed to pay Shengyue certain commission fee accordingly. For the year ended December 31, 2011, we received revenues of $8.1 million from Shengyue and paid nil commission fee to Shengyue as the commission fee was either not required or waived during the period from April 1, 2011 to December 31, 2011.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” for our audited consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

From time to time, we have been involved in litigation relating to copyright infringement and other matters in the ordinary course of our business. We had an accrued litigation provision balance of $2.7 million as of December 31, 2011. The accrual was based on judgments handed down by the court and out-of-court settlements as of or after December 31, 2011 but related to alleged copyright infringement arising before December 31, 2011. The accrual was based upon management’s best estimation according to the historical actual compensation amount per video of Ku6 Holding for the similar legal actions and the advice from PRC counsel. We are in the process of appealing certain judgments for which the loss has been accrued.

Our video content library may contain content in which others may claim to own copyrights or image rights or which others may claim to be defamatory or objectionable. Adverse results in legal proceedings against us may include awards of damages and may also result in, or even compel, a change in our business practices, which could impact our future financial results. Regardless of the outcome, however, any litigation can result in substantial costs and diversion of management resources and attention.

Although we have implemented and strengthened standard procedures to delete video content, especially our UGC, that allegedly infringes on intellectual property rights of third parties, we have limited control over the nature or types of the content posted by our users. The infringement of intellectual property rights by our users may result in litigation against us and harm our business and reputation. See “Risk Factors—Risks Related to Our Business—We have been and expect we will continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website, which could be time-consuming and costly to defend and may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.”

Dividend Policy

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and for the expansion of our business. Payments of dividends by our PRC subsidiaries to our company are subject to restrictions including primarily the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. There are no such similar foreign exchange restrictions in the Cayman Islands.

B. Significant Changes

None.

Item 9. The Offer and Listing

Not applicable except for Item 9.A.4. and Item 9.C.

American Depositary Shares, or ADSs, each representing 100 of our ordinary shares, have been listed on the Nasdaq Global Market since February 4, 2005. Our ADSs were traded under the symbol “HRAY” until August 16, 2010. On August 17, 2010, we changed our name to “Ku6 Media Co., Ltd.” and changed our trading symbol on the Nasdaq Global Market from “HRAY” to “KUTV.”

The following table provides the high and low prices for our ADSs on the Nasdaq Global Market for (1) the five most recent full financial years, (2) each full financial quarter in the two most recent full financial years and the subsequent period, and (3) each of the most recent six months.

	Sales Price
	High	Low
	(in U.S. dollars)
Annual highs and lows
2007	6.53	3.05
2008	4.21	1.08
2009	7.16	0.93
2010	8.40	2.22
2011	8.12	0.75
Quarterly highs and lows
First quarter 2010	4.50	2.22
Second quarter 2010	3.84	2.45
Third quarter 2010	5.19	2.36
Fourth quarter 2010	8.40	4.14
First quarter 2011	5.25	2.59
Second quarter 2011	8.12	2.83
Third quarter 2011	3.68	1.70
Fourth quarter 2011	2.10	0.75
Monthly highs and lows
September 2011	2.15	1.73
October 2011	2.10	1.69
November 2011	1.88	1.12
December 2011	1.39	0.75
January 2012	4.04	1.03
February 2012	2.30	1.75
March 2012 (through March 26, 2012)	2.80	1.93

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material terms and provisions of our current memorandum and articles of association, as well as certain provisions of the Cayman Companies Law insofar as they relate to the material terms of our ordinary shares. This summary is not complete and some of the terms in our memorandum and articles of association are subject to other rights, restrictions and obligations set out therein, and you should read in full our memorandum and articles of association, which was included as Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-121987) filed with the SEC on January 12, 2005, as amended by the amendment passed by our shareholders by way of a special resolution on October 16, 2009, which was included as Exhibit 1.2 to our annual report on Form 20-F for the year ended December 31, 2009 (File No. 000-51116) filed with the SEC on April 30, 2010, and further amended by the amendment passed by our shareholders by way of a special resolution on June 24, 2011, which was included as Exhibit 1.3 to our annual report on Form 20-F for the year ended December 31, 2010 (File No. 000-51116) filed with the SEC on June 28, 2011.

General

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, the Cayman Companies Law and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities law as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in the federal courts of the United States.

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

Rights, Preferences and Restrictions of our Ordinary Shares

General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing our ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

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

Redemption and Repurchase of our Ordinary Shares. The Cayman Companies Law provides that a company limited by shares may, if so authorized by its articles of association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a shareholder. In addition, such a company may, if authorized to do so by its articles of association, purchase its own shares, including any redeemable shares. At no time may a company redeem or purchase its shares unless they are fully paid. A company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any member of the company holding shares other than shares held as treasury shares. Under our memorandum of association, we may issue shares that are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as we may, before the issue of the shares, determine by special resolution. We may also purchase our own shares, including any redeemable shares, provided that the manner of purchase has been authorized in a general meeting.

A Cayman Islands company may redeem or purchase its own shares out of profits, out of its share premium account, out of the proceeds of a fresh issue of shares made for the purposes of the redemption or purchase or, provided the company will remain solvent, out of capital. A payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless, immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business. If and to the extent that a premium is to be paid on the redemption or purchase of a company’s shares, the premium must have been provided for out of either or both of the profits of the company or out of the company’s share premium account before or at the time the shares are redeemed or purchased, or, subject to the same solvency test, out of capital.

Shares that have been purchased or redeemed by a Cayman Islands company or surrendered to the company pursuant to the Cayman Companies Law shall not be treated as cancelled but shall be classified as treasury shares if the memorandum and articles of association of the company do not prohibit it from holding treasury shares, the relevant provisions of the memorandum and articles of association (if any) are complied with, and the company is authorized in accordance with the its articles of association or by a resolution of the directors to hold such shares in the name of the company as treasury shares prior to the purchase, redemption or surrender of such shares. Shares held by a company as treasury shares shall continue to be classified as such until such shares are either cancelled or transferred pursuant to the Cayman Companies Law. The company shall not be treated as a member for any purpose and shall not exercise any right in respect of the treasury shares, and any purported exercise of such a right shall be void. A treasury share shall not be voted, directly or indirectly, at any meeting of the company and shall not be counted as issued shares at any given time, whether for the purposes of the company’s articles of association or the Cayman Companies Law. No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the company’s assets (including any distribution of assets to members on a winding up) may be made to the company, in respect of a treasury share.

Shares with Preferred Rights

Our memorandum and articles of association provide for the authorization of issuance of shares with preferred rights. Subject to any direction that may be given by us in general meetings, and without prejudice to any special rights previously conferred on the holders of existing shares, our directors may allot, issue, grant options over or otherwise dispose of shares of our company, with or without preferred rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper. We have no immediate plans to issue any shares with preferred rights. The issuance of any of our shares with preferred rights could provide needed flexibility in connection with possible acquisitions and other corporate purposes. However, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting shares or discourage an attempt to gain control of us. In addition, the board of directors, without shareholder approval, can issue shares with preferred rights with voting and conversion rights which could adversely affect the voting power and other rights of the holders of ordinary shares. These shares with preferred rights may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. The listing maintenance requirements of the Nasdaq National Market, which apply so long as our ADSs are quoted on that market, require shareholder approval of certain issuances of our securities equal to or exceeding 20% of the then outstanding voting power of all our securities or the then outstanding number of our ordinary shares.

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

Limitations on Transfer of Shares

There are no provisions in our memorandum or articles of association that would have an effect of delaying, deferring or preventing a change in control and that would operate only with respect to a merger, acquisition or corporate restructuring.

Disclosure of Shareholder Ownership

There are no provisions in our memorandum or articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

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

(b)	subdivide our existing shares, or any of them, into shares of smaller amount than is fixed by our memorandum of association, subject nevertheless to the provisions of Section 13 of the Cayman Companies Law; or

(c)	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

We may, by special resolution, reduce our share capital and any capital redemption reserve fund in any manner authorized by the Cayman Companies Law.

Differences in Corporate Law

The company law of the Cayman Islands is historically derived, for the most part, from the laws of England, and comprises the provisions of the Cayman Companies Law, many of which are drawn from pre-1948 Companies Acts of the United Kingdom. Other provisions are original Cayman Islands provisions, some of which relate to a certain class of companies, which are commonly used for the conduct of international business from the Cayman Islands. These provisions create the concept of the “exempted” company, which is a special corporate vehicle, the business and operation of which are required to be conducted mainly outside the Cayman Islands. Decisions of the superior courts of England constitute persuasive authority in the Cayman Islands courts. The Cayman Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Scheme of Arrangements, Compulsory Acquisition and Merger and Consolidation.

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

Two or more companies limited by shares and incorporated under the Cayman Companies Law, may, subject to any express provisions to the contrary in the memorandum and articles of association of any of such companies as well as certain requirements under the Cayman Companies Law, merge or consolidate. One or more companies incorporated under the Cayman Companies Law may also merge or consolidate with one or more overseas companies, subject to certain requirements. The directors of each constituent company that proposes to participate in a merger or consolidation are required, on behalf of the constituent company of which they are directors, to approve a written plan of merger or consolidation. A plan of merger or consolidation shall give particulars of matters as set forth in the Cayman Companies Law, and be authorized by each constituent company by way of: (a) a special resolution of the members of each such constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The consent of each holder of a fixed or floating security interest of a constituent company in a proposed merger or consolidation will be required, or as determined by the Grand Court of the Cayman Islands. A dissenting member is required to give to the constituent company written objection before the vote on the merger or consolidation, and is entitled to payment of the fair value of his shares as determined in accordance with the procedures set forth under the Cayman Companies Law. Such objection shall include a statement that the member proposes to demand payment for his or her shares if the merger or consolidation is authorized by the vote.

Indemnification. Cayman Islands law does not (other than as set forth hereafter) limit the extent to which a company’s organizational documents may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

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

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by MOFCOM, SAFE and the National Development and Reform Commission of the PRC.

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

On August 29, 2008, SAFE promulgated SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority, and may not be used for equity investments within the PRC, unless it is provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Failure to comply with SAFE Circular 142 could result in liabilities for such PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions, including: (i) being required to take appropriate remedial action, confiscation of any illegal income and being fined up to 30% of the illegal amount involved; (2) in circumstances involving serious violations, a fine of between 30% and 100% of the illegal amount involved shall be imposed on the organization or individual concerned.

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences relevant to the purchase, ownership or sale of our ordinary shares or ADSs is based upon laws and relevant interpretations thereof as of the date of this annual report on Form 20-F, which are subject to change. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor depending on its individual circumstances. Accordingly, holders of ordinary shares or ADSs should consult their own tax advisors regarding the application of the considerations discussed below to their particular situations and the consequences of the purchase, ownership or sale of our ordinary shares or ADSs, including those arising under U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

Cayman Islands Taxation and Exchange Control

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, our company has obtained an undertaking from the Governor-in-Council:

(i)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our company or its operations; and

(ii)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of an estate duty or inheritance tax shall be payable by our company:

(a)	on or in respect of the shares, debentures or other obligations of our company; or

(b)	by way of withholding, in whole or in part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision).

The undertaking for our company is for a period of twenty years starting from May 7, 2002.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of an estate duty or inheritance tax. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

On January 1, 2008, the EIT Law became effective. The EIT Law provides that legal entities organized outside China will be considered PRC residents for Chinese income tax purposes if their place of effective management or control is within China. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., reside within China. Under current PRC laws and regulations, it is uncertain whether we would be deemed a PRC resident enterprise under the EIT Law. If we are treated as a PRC resident enterprise, dividends paid by us to holders of our ordinary shares or ADSs that are non-resident enterprises would be subject to a 10% PRC withholding tax, and gains realized by these holders on the disposition of our ordinary shares or ADSs could be subject to a 10% PRC withholding tax.

Under the IITL, if we are treated as a PRC resident enterprise, non-resident individual investors would be subject to PRC individual income tax at a rate of 20% on dividends paid to such investors and any capital gains realized from the transfer of our ordinary shares and ADSs if such dividends and gains are deemed income derived from sources within the PRC. A non-resident individual is an individual who has no domicile in the PRC and does not stay within the PRC or has stayed within the PRC for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our ordinary shares or ADSs after deducting all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. If we were considered a PRC resident enterprise and dividends we pay with respect to our ordinary shares and ADSs and the gains realized from the transfer of our ordinary shares and ADSs were considered income derived from sources within the PRC by relevant PRC tax authorities, such dividends and gains earned by non-resident individuals would also be subject to PRC tax at a rate of 20% except in the case of individuals that qualify for a lower rate under a tax treaty. Under the PRC-U.S. tax treaty, a 10% rate will apply to dividends provided certain conditions are met.

U.S. Federal Income Taxation

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs by a U.S. Holder. The following summary is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended, or the Code, regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service, or the IRS, judicial decisions and the double taxation treaty between the PRC and the United States, or the Treaty, all as of the date hereof and all of which are subject to differing interpretations or to change, possibly with retroactive effect. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below.

This summary does not address state, local, or foreign tax consequences of the ownership and disposition of ordinary shares or ADSs. The United States does not have an income tax treaty with the Cayman Islands.

This summary is for general information only and does not address all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as: certain financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; entities classified as partnerships for U.S. federal income tax purposes; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, Roth IRAs and other tax-deferred accounts; expatriates of the United States; persons subject to the alternative minimum tax; persons holding ordinary shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction; persons who enter into a constructive sale with respect to ordinary shares or ADSs; persons who acquired ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; U.S. persons whose functional currency for U.S. federal income tax purposes is other than the U.S. dollar; and persons holding ordinary shares or ADSs in connection with a trade or business conducted outside of the United States.

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

This summary is directed solely to U.S. Holders who hold their ordinary shares or ADSs as capital assets for U.S. federal income tax purposes, which generally means as property held for investment. For purposes of this summary, the term “U.S. Holder” means a beneficial owner of ordinary shares or ADSs that is, for U.S. federal income tax purposes:

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

The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before shares are delivered to the depositary, or pre-release, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of the American depositary shares. Accordingly, the creditability of any PRC taxes, described below, could be affected by actions taken by such parties or intermediaries.

Passive Foreign Investment Company

It is not clear whether we were a PFIC for taxable year 2011. That determination is subject to uncertainty because of the uncertain characterization of our assets and income for purposes of the PFIC rules. Although we believe that we were not a PFIC for taxable year 2010, we believe that we were a PFIC for taxable years 2006, 2007, 2008 and 2009 and we may be a PFIC for the taxable years ending after 2011. Because our PFIC status for any taxable year will not be determinable until after the end of the taxable year, and will depend on the composition of our income and assets and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ordinary shares or ADSs (which may be especially volatile), there can be no assurance we will not be a PFIC for any future taxable year.

We generally will be a PFIC if, for a taxable year, either (a) 75% or more of our gross income for such taxable year is passive income under the income test or (b) 50% or more of the average quarterly value, generally determined by fair market value, of our assets during such taxable year consists of assets that either produce passive income or are held for the production of passive income under the asset test. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities and certain gains from commodities transactions.

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

In addition, we may, directly or indirectly, hold equity interests in subsidiaries or other entities which are PFICs, or Lower-tier PFICs. Under attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described below on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though holders have not received the proceeds of those distributions or dispositions directly.

If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADSs, we will generally continue to be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which such U.S. Holder holds them, regardless of whether we actually continue to be a PFIC. Because we believe that we were a PFIC for 2006, 2007, 2008 and 2009, if you held ordinary shares or ADSs during any of those taxable years, we would continue to be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which you hold them. Similarly, if you first acquired ordinary shares or ADSs in 2010 and we became a PFIC in a subsequent year, we would be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which you hold them. You may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the default PFIC rules discussed below) as if your ordinary shares or ADSs had been sold on the last day of the last taxable year for which we were a PFIC.

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

•	any gain realized on the sale or other disposition (including a pledge) of ordinary shares or ADSs (or on an indirect disposition of shares of a Lower-tier PFIC).

Under these default tax rules:

•	any excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or ADSs;

•

the amount allocated to the taxable year of receipt of the excess distribution or disposition and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the taxable year to which it is allocated;

•	the amount allocated to each other taxable year will be treated as ordinary income and taxed at the highest applicable tax rate in effect for that year; and

•	the resulting tax liability from any such other taxable years will be subject to the interest charge applicable to underpayments of tax.

If the ordinary shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder of ordinary shares or ADSs may make a mark-to-market election that would result in tax treatment different from the default PFIC rules described above. The ordinary shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares or ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. NASDAQ, on which the ordinary shares or ADSs are listed, is a qualified exchange for this purpose. U.S. Holders should consult their tax advisors regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ordinary shares or ADSs, given that the election may not be available with respect to any Lower-tier PFICs.

If a U.S. Holder makes the mark-to-market election, the holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares or ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the ordinary shares or ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares or ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Distributions paid on ordinary shares or ADSs will be treated as discussed below under “Distributions on Ordinary Shares or ADSs.”

We do not intend to provide information necessary for U.S. Holders to make a qualified electing fund election, which, if available, could result in a materially different tax treatment of the ownership and disposition of ordinary shares or ADSs to an electing U.S. Holder.

Furthermore, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior year, the reduced dividend rates with respect to the dividends paid to certain non-corporate U.S. Holders would not apply.

If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, such U.S. Holder may be required to file a report containing such information as the U.S. Treasury may require.

Because the PFIC rules are complex, you should consult your own tax advisor regarding them and how they may affect the U.S. federal income tax consequences of the ownership and disposition of ordinary shares or ADSs.

Distributions on Ordinary Shares or ADSs

Subject to the discussion in “Passive Foreign Investment Company” above, if you actually or constructively receive a distribution on ordinary shares or ADSs (other than certain pro rata distributions of ordinary shares), you must include the distribution in gross income as a taxable dividend on the date of your (or in the case of ADSs, the depositary’s) receipt of the distribution, but only to the extent of our current or accumulated earnings and profits, as calculated under U.S. federal income tax principles. Such amount must be included without reduction for any foreign tax withheld. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations with respect to dividends received from certain domestic corporations and may not be eligible for the reduced tax rates on dividends received by certain non-corporate U.S. Holders.

To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in the ordinary shares or ADSs, and thereafter as capital gain. Preferential tax rates for long-term capital gain may be applicable to non-corporate U.S. Holders. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported to U.S. Holders as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

The amount of any dividend paid in Renminbi or any other foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

As discussed in “—PRC Taxation” above, dividends paid with respect to our ordinary shares or ADSs may be subject to PRC withholding tax, and the amount of a dividend will include any amounts withheld in respect of PRC taxes. The amount of the dividend will be treated as foreign-sourced dividend income to U.S. Holders. Subject to applicable limitations, some of which vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. PRC taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.

Dispositions of Ordinary Shares or ADSs

Subject to the discussion in “Passive Foreign Investment Company” above, you generally will realize taxable gain or loss on the sale or other disposition of ordinary shares or ADSs equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received) and (ii) your adjusted tax basis in the ordinary shares or ADSs disposed of. Such gain or loss will be capital gain or loss.

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

As discussed in “—PRC Taxation” above, gains realized on the disposition of our ordinary shares or ADSs could be subject to PRC tax. Any gain or loss recognized by a U.S. Holder on a disposition of our ordinary shares or ADSs will generally be treated as U.S.-source income or loss for foreign tax credit limitation purposes. A U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat disposition gain that is subject to PRC taxation as foreign-source gain and claim a credit in respect of the tax. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.

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

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). Certain U.S. Holders who are entities may be subject to similar rules in the future. U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to the ordinary shares or ADSs.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, to date, virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets (other than the proceeds from our initial public offering) and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. If the Renminbi depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in U.S. dollars in our financial statements will decline. We may also be exposed to foreign exchange risk in the event we hold other currencies in an effort to hedge against potential depreciation of the U.S. dollar or otherwise.

If the Renminbi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2011 which was used in preparing our audited financial statements as of and for the year ended December 31, 2011, our net asset value, as presented in U.S. dollars, would have been increased by $0.2 million and $1.0 million, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have reduced by $0.2 million and $1.1 million, respectively.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China decreased by 0.7% in 2009 and increased by 3.3% and 5.4% in 2010 and 2011, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Item 12. Description of Securities Other than Equity Securities

D. American Depositary Shares

Citibank, N.A. is the depositary of our ADSs. The depositary’s office is located at 111 Wall Street, New York, NY 10043, U.S.A. Each of our ADSs, evidenced by American depositary receipts, or ADRs, represents 100 ordinary shares, par value $0.00005 per share.

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

Payments Received

For the year ended December 31, 2011, the Depositary made payments on our behalf to third parties of approximately $39,521 (approximately $2,829 for legal expenses, $9,410 for account maintenance and $27,282 for proxy expenses), which is deducted from the amount of reimbursements made by the Depositary to us.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Use of Proceeds

The following “Use of Proceeds” information relates to our registration statement on Form F-1 (File No. 333-121987) for our initial public offering of 6,880,000 ADSs, which were sold by us and certain selling shareholders for an aggregate offering price of $70.5 million. This registration statement was declared effective by the SEC on February 3, 2005.

We received net proceeds of approximately $59.4 million from our initial public offering (taking into account underwriting discounts of approximately $4.9 million, transaction expenses of approximately $3.8 million and payments to selling shareholders of approximately $2.4 million), all of which have been used to acquire certain businesses and fund expenses, primarily for general corporate purposes, product development, software and technology infrastructure products and other capital expenditures. None of the net proceeds were paid, directly or indirectly, to, and none of the transaction expenses included payments to, any director or officer of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report on Form 20-F, our Chief Executive Officer, Chief Financial Officer and Vice President of Finance and Controller have performed an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based upon this evaluation, our Chief Executive Officer, Chief Financial Officer and Vice President of Finance and Controller concluded our company’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. GAAP. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer, Chief Financial Officer and Vice President of Finance and Controller, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework. Based on this assessment, management determined that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, as stated in its report included on page F-2.

Changes in Internal Control over Financial Reporting

In 2011, we shifted our content focus from long-form videos to short-form videos. In order to encourage more users to upload UGC to our website, we have purchased the licensing rights to some popular UGC, and have also started to share advertising revenues with individual users whose numbers of video uploads exceed certain thresholds.

In connection with the business process changes resulting from this advertising revenue sharing program, as well as the generation of advertising revenues through an arrangement with Shengyue, an affiliate wholly owned by Shanda Interactive, we implemented further enhancements to the design and documentation of our internal control processes in the form of comprehensive process documentation, coupled with testing of the operating effectiveness of controls, to help ensure the effectiveness of internal controls over financial reporting.

There were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting, except as described above.

Remediation of Material Weaknesses Reported in Prior Year

Based on management’s assessment of internal control over financial reporting in the prior year, management determined that our internal control over financial reporting was not effective as of December 31, 2010 due to a lack of sufficient competent accounting personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and prepare financial statements and related disclosures under U.S. GAAP.

During the year ended December 31, 2011, our management took remediation measures which included but were not limited to the following: (a) we hired an Associate Director of Finance who is a member of the American Institute of Certified Public Accountants and a licensed CPA with appropriate knowledge and experience in U.S. GAAP; (b) we hired a Vice President of Finance and Controller who worked at PricewaterhouseCoopers Zhong Tian CPAs Limited Company and KPMG Huazhen CPAs Limited Company for a combined total of over 12 years with appropriate knowledge and experience in U.S. GAAP; (c) our Chief Financial Officer attended specific relevant training courses; (d) we provided in-depth training on U.S. GAAP to accounting and other relevant personnel; and (e) we hired an Associate Director of Internal Audit who is a Certified Internal Auditor with appropriate knowledge and experience in U.S. GAAP.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Bruno Wu qualifies as an audit committee financial expert in accordance with the terms of Item 16A of Form 20-F. Mr. Wu satisfies the “independence” requirements of the NASDAQ Stock Market Rules and meets the criteria for “independence” under Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct which applies to our employees, officers and non-employee directors, including our Chief Executive Officer, Chief Financial Officer, Vice President of Finance and Controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC.

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

Item 16C. Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent accountants, for certain services rendered to our company during 2010 and 2011.

	For the year ended December 31,
	2010	2011
	(in thousands of U.S. dollars)
Audit fees(1)	1,027	873
Audit-related fees(2)	—	—
Tax fees(3)	30	—
All other fees(4)	—	4

(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for our calendar year audits and reviews of financial statements.
(2)	“Audit-related fees” means the aggregate fees incurred in each of the fiscal years listed for professional services related to the audit of our financial statements that are not reported under “Audit fees” and consultation on accounting standards or transactions.
(3)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	“All other fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered other than those reported under “Audit fees,” “Audit-related fees,” and “Tax fees.”

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company before it is retained for such services. The pre-approval procedures are as follows:

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 30, 2011, we approved a share repurchase program to repurchase up to an aggregate of $3.2 million of our outstanding ADSs from time to time based on market conditions. Any repurchases may be effected through open market purchases or block trades, including the use of derivative instruments, and will be financed with our cash balance. As of February  29, 2012, we had not made any repurchases under this share repurchase program.

Item 16F. Changes in Registrant’s Certifying Accountant

Not applicable.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The consolidated financial statements for Ku6 Media Co., Ltd. and its subsidiaries are included at the end of this annual report on Form 20-F.

Item 19. Exhibits

Exhibit Number	Document

1.1	Amended and Restated Memorandum and Articles of Association of our company (incorporated herein by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-121987) filed with the SEC on January 12, 2005).

1.2	Amendment to the Amended and Restated Memorandum and Articles of Association of our company adopted on October 16, 2009 (incorporated herein by reference to Exhibit 1.2 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 30, 2010).

1.3	Amendment to the Amended and Restated Memorandum and Articles of Association of our company as adopted on June 24, 2011 (incorporated herein by reference to Exhibit 1.3 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

2.1	Specimen Share Certificate.

2.2	Specimen American Depositary Receipt of Ku6 Media Co., Ltd. (incorporated herein by reference to Exhibit 2.1 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

2.3	Form of Deposit Agreement among us, Citibank N.A. and holders of the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 3(a) to our registration statement on Form F-6 (Registration No. 333-122004) filed with the SEC on January 13, 2005).

4.1	2010 Equity Compensation Plan (incorporated herein by reference to Exhibit 4.41 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-121987) filed with the SEC on January 12, 2005).

4.3	Form of Employment Agreement.

4.4	English translation of Loan Agreement between Ku6 (Beijing) Technology Co., Ltd. and Shanyou Li dated April 11, 2007 (incorporated herein by reference to Exhibit 4.8 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.5	English translation of Loan Agreement between Ku6 (Beijing) Technology Co., Ltd. and Shanyou Li dated June 23, 2008 (incorporated herein by reference to Exhibit 4.9 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.6	English translation of Loan Agreement between Ku6 (Beijing) Technology Co., Ltd. and Hailong Han dated April 11, 2007 (incorporated herein by reference to Exhibit 4.10 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.7	English translation of Exclusive Business Cooperation Agreement between Ku6 (Beijing) Technology Co., Ltd. and Ku6 (Beijing) Information Technology Co., Ltd dated June 23, 2008 (incorporated herein by reference to Exhibit 4.11 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.8	English translation of Share Pledge Agreement among Ku6 (Beijing) Technology Co., Ltd., Shanyou Li and Ku6 (Beijing) Information Technology Co., Ltd dated July 8, 2009 (incorporated herein by reference to Exhibit 4.12 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.9	English translation of Share Pledge Agreement among Ku6 (Beijing) Technology Co., Ltd., Hailong Han and Ku6 (Beijing) Information Technology Co., Ltd dated April 11, 2007 (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.10	English translation of Supplementary Agreement to the Share Pledge Agreement among Ku6 (Beijing) Technology Co., Ltd., Hailong Han and Ku6 (Beijing) Information Technology Co., Ltd dated June 23, 2008 (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.11	English translation of Power of Attorney by Shanyou Li dated July 8, 2009 (incorporated herein by reference to Exhibit 4.15 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.12	English translation of Power of Attorney by Hailong Han dated June 23, 2008 (incorporated herein by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.13	English translation of Exclusive Option Agreement among Ku6 (Beijing) Technology Co., Ltd., Shanyou Li and Ku6 (Beijing) Information Technology Co., Ltd dated July 8, 2009 (incorporated herein by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.14	English translation of Exclusive Option Agreement among Ku6 (Beijing) Technology Co., Ltd., Hailong Han and Ku6 (Beijing) Information Technology Co., Ltd dated April 11, 2007 (incorporated herein by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.15	English translation of Supplementary Agreement to the Exclusive Option Agreement among Ku6 (Beijing) Technology Co., Ltd., Hailong Han and Ku6 (Beijing) Information Technology Co., Ltd dated June 23, 2008 (incorporated herein by reference to Exhibit 4.20 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.16	English translation of Exclusive Intellectual Property Option Agreement between Ku6 (Beijing) Technology Co., Ltd. and Ku6 (Beijing) Information Technology Co., Ltd dated June 23, 2008 (incorporated herein by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.17	English translation of Loan Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Shanyou Li dated May 27, 2010 (incorporated herein by reference to Exhibit 4.21 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.18	English translation of Loan Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Xingye Zeng dated May 27, 2010 (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.19	English translation of Exclusive Consulting And Service Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Ku6 (Beijing) Cultural Media Co., Ltd dated May 27, 2010 (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.20	English translation of Business Operation Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Ku6 (Beijing) Cultural Media Co., Ltd., Shanyou Li and Xingye Zeng dated May 27, 2010 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.21	English translation of Share Pledge Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Shanyou Li dated May 27, 2010 (incorporated herein by reference to Exhibit 4.27 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.22	English translation of Share Pledge Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Xingye Zeng dated May 27, 2010 (incorporated herein by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.23	English translation of Power of Attorney by Shanyou Li dated May 27, 2010 (incorporated herein by reference to Exhibit 4.25 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.24	English translation of Power of Attorney by Xingye Zeng dated May 27, 2010 (incorporated herein by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.25	English translation of Equity Disposition Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Shanyou Li, Xingye Zeng and Ku6 (Beijing) Cultural Media Co., Ltd. dated May 27, 2010 (incorporated herein by reference to Exhibit 4.29 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.26	English translation of Exclusive Business Cooperation Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd., and Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd. dated March 21, 2009 (incorporated herein by reference to Exhibit 4.38 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.27	English translation of Equity Interest Pledge Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Ku6 (Beijing) Information Technology Co., Ltd and Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd. dated March 21, 2009 (incorporated herein by reference to Exhibit 4.39 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.28	English translation of Power of Attorney by Ku6 (Beijing) Information Technology Co., Ltd dated March 21, 2009 (incorporated herein by reference to Exhibit 4.40 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.29	English translation of Exclusive Option Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Ku6 (Beijing) Information Technology Co., Ltd and Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd. dated March 21, 2009 (incorporated herein by reference to Exhibit 4.37 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.30	English translation of Loan Agreement between Kusheng (Tianjin) Technology Co., Ltd. and Dongxu Wang dated December 14, 2011.

Exhibit Number	Document

4.31	English translation of Loan Agreement between Kusheng (Tianjin) Technology Co., Ltd. and Qing Zhang dated December 14, 2011.

4.32	English translation of Exclusive Consulting and Services Agreement between Kusheng (Tianjin) Technology Co., Ltd. and Tianjin Ku6 Network Communication Technology Co., Ltd. dated December 14, 2011.

4.33	English translation of Business Operation Agreement among Kusheng (Tianjin) Technology Co., Ltd., Tianjin Ku6 Network Communication Technology Co., Ltd., Dongxu Wang and Qing Zhang dated December 14, 2011.

4.34	English translation of Share Pledge Agreement between Kusheng (Tianjin) Technology Co., Ltd. and Dongxu Wang dated December 14, 2011.

4.35	English translation of Share Pledge Agreement between Kusheng (Tianjin) Technology Co., Ltd. and Qing Zhang dated December 14, 2011.

4.36	English translation of Power of Attorney by Dongxu Wang dated December 14, 2011.

4.37	English translation of Power of Attorney by Qing Zhang dated December 14, 2011.

4.38	English translation of Equity Disposition Agreement among Kusheng (Tianjin) Technology Co., Ltd., Dongxu Wang, Qing Zhang and Tianjin Ku6 Network Communication Technology Co., Ltd. dated December 14, 2011.

4.39	English translation of Equity Transfer Agreement dated May 17, 2010, between Hurray! Digital Media Technology Co., Ltd. and Huayi Brothers Media Corporation relating to the equity interest in Beijing Huayi Brothers Music Co., Ltd. (incorporated herein by reference to Exhibit 4.1 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.40	Master Transaction Agreement between Shanda Interactive Entertainment Limited and Hurray! Holding Co., Ltd., dated June 1, 2010 (incorporated by reference to Exhibit 99.2 to our press release on Form 6-K (File No. 000-51116) furnished with the SEC on June 2, 2010).

4.41	Share Purchase Agreement between Ku6 Media Co., Ltd. and Shanda Media Group Limited dated April 1, 2011 (incorporated herein by reference to Exhibit 4.43 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.42	Senior Convertible Bond Purchase Agreement between Ku6 Media Co., Ltd. and Shanda Media Group Limited dated April 1, 2011 (incorporated herein by reference to Exhibit 4.44 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.43	Redemption Agreement between Ku6 Media Co., Ltd. and Shanda Media Group Limited dated September 30, 2011.

Exhibit Number	Document

4.44*	English Translation of Ku6 Advertising Agency Agreement dated April 1, 2011 between Shanghai Shengyue Advertising Co., Ltd. and Ku6 (Beijing) Information Technology Co., Ltd.

4.45	English Translation of Loan Agreement between Ku6 Media Co., Ltd. and Shanda Games Limited dated December 27, 2010 (incorporated herein by reference to Exhibit 4.6 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.46	English Translation of Loan Agreement between Ku6 Media Co., Ltd. and Shanda Games Limited dated January 25, 2011 (incorporated herein by reference to Exhibit 4.7 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.47	English Translation of Loan Agreement between Ku6 Media Co., Ltd. and Shanda Games Limited dated June 8, 2011 (incorporated herein by reference to Exhibit 4.49 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.48	English Translation of Loan Agreement between Ku6 (Beijing) Information Technology Co., Ltd. and Shanghai Dongfang Branch of China Merchants Bank Co., Ltd. dated February 10, 2011 (incorporated herein by reference to Exhibit 4.5 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.49	English Translation of Loan Renewal Agreement between Ku6 (Beijing) Information Technology Co., Ltd. and Shanghai Dongfang Branch of China Merchants Bank Co., Ltd. dated August 14, 2011.

4.50	English Translation of Loan Renewal Agreement between Ku6 (Beijing) Information Technology Co., Ltd. and Shanghai Dongfang Branch of China Merchants Bank Co., Ltd. dated March 6, 2012.

4.51	English Translation of Loan Agreement between Ku6 (Beijing) Information Technology Co., Ltd. and Shanghai Dongfang Branch of China Merchants Co., Ltd. dated June 16, 2011 (incorporated herein by reference to Exhibit 4.48 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

8.1	List of Significant Subsidiaries and Affiliates.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 15, 2006).

12.1	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2	Certification of Chief Financial Officer Required by Rule 13a-14(a).

12.3	Certification of Vice President of Finance and Controller Required by Rule 13a-14(a).

13.1	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm.

*	Confidential treatment has been requested for portions of this exhibit.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KU6 MEDIA CO., LTD.

By:	/s/ Yu Shi
	Name:	Yu Shi
	Title:	Chief Executive Officer

Date: March 29, 2012

1

KU6 MEDIA CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

KU6 MEDIA CO., LTD.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Ku6 Media Co., Ltd. (the “Company”) and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

March 29, 2012

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2010	December 31, 2011
		(in U.S. dollars, except number of shares)
Assets
Current assets:
Cash and cash equivalents	2(8)	27,294,819	26,750,427
Restricted cash	2(9), 11	—	3,600,000
Accounts receivable, net of allowance for doubtful accounts	18(2)	8,135,195	777,393
Accounts receivable due from related parties	13	325,757	2,740,179
Prepaid expenses and other current assets	5	3,487,327	884,344
Other receivables due from related parties	13	5,532,248	19,539,269
Inventories		31,038	—

Total current assets		44,806,384	54,291,612

Property and equipment, net	6	8,003,474	3,592,745
Acquired intangible assets, net	7	27,264,283	24,111,111
Investment in equity affiliate	8	—	255,281
Goodwill	9	6,896,340	6,232,770
Deposits and other non-current assets		—	306,741

Total assets		86,970,481	88,790,260

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	11	—	3,177,680
Accounts payable		15,502,901	6,364,753
Accounts payable due to related parties		1,664,570	10
Accrued expenses and other current liabilities	12	11,462,241	10,016,650
Other payables due to related parties	13	7,776,698	13,552,080

Total current liabilities		36,406,410	33,111,173

Non-current deferred tax liabilities	2(26), 14	4,925,538	4,826,059

Total liabilities		41,331,948	37,937,232

Commitments and contingencies	20

Equity:
Ordinary shares ($0.00005 par value; 12,000,000,000 shares authorized; 3,481,174,498 and 5,019,786,036 shares issued and outstanding as of December 31, 2010 and 2011, respectively)		174,008	250,939
Additional paid-in capital		130,100,153	184,874,259
Accumulated deficits		(83,105,464)	(132,449,371)
Accumulated other comprehensive loss		(1,422,414)	(1,822,799)

Total Ku6 Media Co., Ltd. shareholders’ equity		45,746,283	50,853,028
Non-controlling interests		(107,750)	—

Total equity		45,638,533	50,853,028

Total liabilities and shareholders’ equity		86,970,481	88,790,260

The accompanying notes are an integral part of these consolidated financial statements.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Note	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
		(Adjusted) (Note 2(1))
		(in U.S. dollars, except number of shares)
Net revenues:	2(19)
Advertising
Third parties		757,723	15,853,948	11,145,833
Related parties		279,341	701,732	8,076,155

Total net revenues		1,037,064	16,555,680	19,221,988

Cost of revenues:	2(15)
Advertising
Third parties		(556,639)	(40,082,758)	(30,500,596)
Related parties		—	(376,302)	(379,465)

Total cost of revenues		(556,639)	(40,459,060)	(30,880,061)

Gross profit/(loss)		480,425	(23,903,380)	(11,658,073)

Operating expenses:
Product development	2(20)	—	—	(2,692,884)
Selling and marketing	2(22)	(665,131)	(16,195,539)	(11,817,758)
General and administrative	2(21)	(6,465,080)	(13,507,701)	(23,401,769)

Total operating expenses		(7,130,211)	(29,703,240)	(37,912,411)

Operating loss from continuing operations		(6,649,786)	(53,606,620)	(49,570,484)

Interest income		356,167	57,464	169,854
Interest expense	13	—	(31,134)	(1,119,429)
Other income, net	2(32)	1,783	3	1,294,135

Loss before income tax benefit from continuing operations		(6,291,836)	(53,580,287)	(49,225,924)
Income tax benefit	2(26), 14	13,721	41,172	99,479
Equity in loss of affiliated company, net of tax	8	—	—	(263,313)

Loss from continuing operations, net of tax		(6,278,115)	(53,539,115)	(49,389,758)

Discontinued operations:
Loss from operations of discontinued operations, net of tax	4	(21,778,174)	(3,382,438)	—
Gain from disposal of discontinued operations, net of tax		221,899	4,486,786	—

(Loss) income from discontinued operations, net of tax		(21,556,275)	1,104,348	—

Net loss		(27,834,390)	(52,434,767)	(49,389,758)
Less: Net loss attributable to non-controlling interests from continuing operations		256,654	680,837	45,851
Less: Net loss attributable to non-controlling interests and redeemable non-controlling interests from discontinued operations		4,182,875	243,666	—

Net loss attributable to Ku6 Media Co., Ltd.		(23,394,861)	(51,510,264)	(49,343,907)

Loss from continuing operations, net of tax, attributable to Ku6 Media Co., Ltd.		(6,021,461)	(52,858,278)	(49,343,907)
(Loss) income from discontinued operations, net of tax, attributable to Ku6 Media Co., Ltd.		(17,373,400)	1,348,014	—

Net loss attributable to Ku6 Media Co., Ltd.		(23,394,861)	(51,510,264)	(49,343,907)

The accompanying notes are an integral part of these financial statements.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Note (cont’d)	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
		(Adjusted) (Note 2(1))
		(in U.S. dollars, except number of shares)
Net loss		(27,834,390)	(52,434,767)	(49,389,758)
Other comprehensive loss:
Currency translation adjustments of subsidiaries		(36,057)	(809,654)	(624,595)

Comprehensive loss		(27,870,447)	(53,244,421)	(50,014,353)
Comprehensive loss attributable to non-controlling interests and redeemable non-controlling interests		4,443,959	921,701	49,390

Comprehensive loss attributable to Ku6 Media Co., Ltd.		(23,426,488)	(52,322,720)	(49,964,963)

Loss per share-basic and diluted	17
Loss from continuing operations attributable to Ku6 Media Co., Ltd. common shareholders		(0.00)	(0.02)	(0.01)
Income (loss) from discontinued operations attributable to Ku6 Media Co., Ltd. common shareholders		(0.01)	0.00	—

Net loss attributable to Ku6 Media Co., Ltd. common shareholders		(0.01)	(0.02)	(0.01)

Weighted average shares used in per share calculation-basic and diluted		2,196,291,947	3,096,421,097	4,265,277,638

Loss per ADS-basic and diluted (1ADS = 100 shares):	17
Loss from continuing operations attributable to Ku6 Media Co., Ltd. common shareholders		(0.27)	(1.71)	(1.16)
(Loss) income from discontinued operations attributable to Ku6 Media Co., Ltd. common shareholders		(0.79)	0.04	—

Net loss attributable to Ku6 Media Co., Ltd. common shareholders		(1.06)	(1.67)	(1.16)

Weighted average ADS used in per ADS calculation-basic and diluted		21,962,919	30,964,211	42,652,776

The accompanying notes are an integral part of these financial statements.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	xx	xx	xx	xx	xx	xx	xx	xx	xx
	Ordinary shares ($0.00005 par value)		Additional paid-in capital	Statutory reserves	Accumulated deficits	Accumulated other comprehensive income / (loss)	Total Ku6 Media Co., Ltd. shareholders’ equity	Non-controlling interests	Total equity
	Shares	Amount
	(in U.S. dollars, except shares data)
Balance as of December 31, 2008	2,193,343,740	109,617	75,012,693	1,791,324	(9,991,663)	9,987,314	76,909,285	4,783,209	81,692,494
Stock-based compensation expense	6,500,300	324	168,986	—	—	—	169,310	—	169,310
Exercise of stock options	350,000	18	8,732	—	—	—	8,750	—	8,750
Online audio business (“Yisheng”) contributed by Shanda Interactive Entertainment Limited (“Shanda”)	—	—	1,415,547	—	—	—	1,415,547	(43,533)	1,372,014
Capital contribution to Yisheng by non-controlling shareholders	—	—	—	—	—	—	—	362,773	362,773
Cumulative currency translation adjustments of subsidiaries	—	—	—	—	—	(31,627)	(31,627)	(4,430)	(36,057)
Net loss	—	—	—	—	(23,394,861)	—	(23,394,861)	(3,240,927)	(26,635,788)

Balance as of December 31, 2009 (Adjusted (Note 2(1)))	2,200,194,040	109,959	76,605,958	1,791,324	(33,386,524)	9,955,687	55,076,404	1,857,092	56,933,496

Stock-based compensation expense	3,000,100	150	607,014	—	—	—	607,164	—	607,164
Exercise of stock options	450,000	22	20,328	—	—	—	20,350	—	20,350
Issuance of ordinary shares related to acquisitions of Ku6 Holding Limited	723,684,204	36,185	28,838,816	—	—	—	28,875,001	—	28,875,001
Disposal of Huayi Brothers Music Co., Ltd.	—	—	—	(74,246)	74,246	(221,315)	(221,315)	(209,736)	(431,051)
Contribution by Shanda related to Yisheng	—	—	663,570	—	—	—	663,570	—	663,570
Issuance of ordinary shares for Yisheng to Shanda	415,384,615	20,769	12,440,769	—	—	—	12,461,538	—	12,461,538
Deemed distribution to Shanda related to Yisheng	—	—	(12,461,538)	—	—	—	(12,461,538)	—	(12,461,538)
Purchase of additional equity interests of Yisheng from non-controlling shareholders	138,461,539	6,923	(520,181)	—	—	—	(513,258)	513,258	—
Disposal of WVAS and recorded music businesses to Shanda	—	—	23,905,417	(1,717,078)	1,717,078	(10,344,330)	13,561,087	(1,464,169)	12,096,918
Cumulative currency translation adjustments of subsidiaries	—	—	—	—	—	(812,456)	(812,456)	2,802	(809,654)
Net loss	—	—	—	—	(51,510,264)	—	(51,510,264)	(806,997)	(52,317,261)

Balance as of December 31, 2010	3,481,174,498	174,008	130,100,153	—	(83,105,464)	(1,422,414)	45,746,283	(107,750)	45,638,533

Issuance of ordinary shares to Shanda	1,538,461,538	76,924	49,923,076	—	—	—	50,000,000	—	50,000,000
Exercise of stock options	150,000	7	3,743	—	—	—	3,750	—	3,750
Stock-based compensation expense (Note 2(1)(a), 15)	—	—	1,754,170	—	—	—	1,754,170	—	1,754,170
Disposition of equity interests in Yisheng (Note 2(1)(a))	—	—	1,373,190	—	—	220,671	1,593,861	157,140	1,751,001
Liabilities waived by Shanda (Note 13)	—	—	1,719,927	—	—	—	1,719,927	—	1,719,927
Currency translation adjustments of subsidiaries	—	—	—	—	—	(621,056)	(621,056)	(3,539)	(624,595)
Net loss	—	—	—	—	(49,343,907)	—	(49,343,907)	(45,851)	(49,389,758)

Balance as of December 31, 2011	5,019,786,036	250,939	184,874,259	—	(132,449,371)	(1,822,799)	50,853,028	—	50,853,028

The accompanying notes are an integral part of these consolidated financial statements.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
	(Adjusted) (Note 2(1))
		(in U.S. dollars)
Net loss	(27,834,390)	(52,434,767)	(49,389,758)

Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	169,310	607,164	1,231,919
Share-based compensation cost in relation to disposition of Yisheng	—	—	522,251
Share based compensation cost in relation to acquisition of Ku6	—	1,284,766	—
Depreciation and amortization	1,798,396	5,266,212	5,197,444
Amortization and write-down of licensed video copyrights	—	15,751,814	3,721,696
Impairment for goodwill	3,592,933	—	—
Impairment for investment in affiliated company	209,848	—	—
Impairment for intangible assets	3,542,071	—	1,365,376
Bad debt provision	3,819,894	1,474,568	3,459,826
Inventory provision	238,370	84,481	—
Exchange loss (gains)	17,198	(898,682)	292,296
Equity in losses of affiliated companies	704,224	—	263,313
Gain from disposal of subsidiary	(221,899)	(4,486,786)	—
Losses (gain) on disposal of property and equipment	(5,843)	196,969	2,977,098
Change in fair value of contingent consideration	(352,217)	—	—
Changes in assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	5,883,070	(8,678,575)	3,815,524
Prepaid expenses and other current assets	2,737,066	(796,237)	(1,519,380)
Amount due from related parties	732,563	(2,836,461)	(3,913,409)
Deposits and other non-current assets	439,859	(414)	(306,741)
Inventories	(130,333)	(94,101)	31,038
Deferred taxes	(530,190)	(72,985)	(99,479)
Accounts payable	579,864	8,753,566	(7,906,294)
Notes payable	22,901	(54,218)	—
Accrued expenses and other current liabilities	2,283,336	5,976,116	621,237
Amount due to related parties	(78,307)	1,408,305	461,247
Income tax payable	290,670	(20,633)	—

Net cash used in operating activities	(2,091,606)	(29,569,898)	(39,174,796)

Investing activities:
(Increase)/decrease of short-term investments	(10,000,000)	10,000,000	—
Purchases of property and equipment	(867,061)	(6,586,819)	(2,362,785)
Proceeds from disposal of property and equipment	80,498	—	—
Purchase of intangible assets	(66,258)	—	—
Payment for licensed video copyright	—	(15,046,257)	(5,529,949)
Proceeds (cash-out) from disposal of subsidiaries, net of cash disposed (nil, $669,705 and $111,597 for the years ended December 31, 2009, 2010 and 2011, respectively)	254,102	4,376,048	(111,597)
Acquisition of subsidiaries, net of cash acquired ($1,034,308, $329,743 and nil for the years ended December 31, 2009, 2010 and 2011, respectively)	1,034,308	329,743	—
Cash received upon consolidation of a subsidiary contributed by Shanda	633,424	—	—
Proceeds from disposal of wireless value-added service and recorded music businesses to Shanda, net of cash disposed ($24,948,577 for the year ended December 31, 2010)	—	12,295,323	—
Restricted cash for pledge of bank loans	—	—	(3,600,000)
Loan to related parties under common control by Shanda	—	(3,200,000)	(14,108,019)

Net cash provided by (used in) investing activities	(8,930,987)	2,168,038	(25,712,350)

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
	(Adjusted) (Note 2(1))
	(in U.S. dollars)
Financing activities:
Proceeds from exercise of stock options	2,500	20,350	3,750
Proceeds from issuance of ordinary shares to Shanda	—	—	50,000,000
Proceeds from issuance of convertible bond to Shanda	—	—	50,000,000
Cash paid for redemption of convertible bond to Shanda	—	—	(50,000,000)
Cash injection into VIE subsidiary by Shanda	1,083,057	—	—
Borrowings from bank	—	—	3,177,680
Borrowings from related parties under common control by Shanda	—	4,596,001	13,335,896
Repayment for loans from related parties under common control of Shanda	—	—	(3,189,527)
Cash injection in VIE subsidiary by non-controlling shareholders	362,773	—	—

Net cash provided by financing activities	1,448,330	4,616,351	63,327,799

Effect of exchange rate changes on cash and cash equivalents	(154,506)	336,394	1,014,955

Net decrease in cash and cash equivalents	(9,728,769)	(22,449,115)	(544,392)
Cash and cash equivalents, beginning of year	59,472,703	49,743,934	27,294,819

Cash and cash equivalents, end of the year	49,743,934	27,294,819	26,750,427

Supplemental disclosure of cash flow information:
Loan interest paid	—	30,903	703,108
Income taxes paid	465,696	23,047	—

Supplemental disclosure of non-cash investing and financing activities:
Accounts payable related to purchase of property and equipment	—	2,045,032	—
Accounts payable related to licensed video copyright	—	2,946,304	1,108,057
Issuance of ordinary shares to Shanda for Yisheng	—	12,461,538	—
Purchase of additional equity interests of Yisheng from non-controlling shareholders	—	4,153,846	—
Issuance of ordinary shares related to acquisition of Ku6 Holding Limited	—	28,875,000	—

The accompanying notes are an integral part of these consolidated financial statements

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Ku6 Media Co., Ltd. (formerly known as Hurray! Holding Co., Ltd., “Hurray!” or the “Company”), a Cayman Islands corporation, originally provided wireless value-added services (“WVAS”) to mobile phone users delivered over the wireless networks of the three telecommunication operators in the People’s Republic of China (“PRC”) and also engaged in music production and distribution in the PRC and Taiwan through its consolidated subsidiaries, its variable interest entities (“VIEs”) and an equity affiliate before August, 2010. Following certain acquisition and disposition transactions and the 2010 Reorganization described below, the Company primarily provides online advertising services on its online video sharing platform, www.ku6.com, namely through its subsidiaries and VIEs in China (together with the Company collectively referred to as the “Group”) further described within this note.

As of December 31, 2011, the Group’s ownership structure is summarized as follows.

Names of Major Subsidiaries, Variable Interest Entities and Affiliate	Date of incorporation	Percentage of ownership
Subsidiaries
Ku6 (Beijing) Technology Co., Ltd. (“Beijing Technology”)	March 5, 2007	100%
Wei Mo San Yi (Tianjin) Science and Technology Co., Ltd. (“Tianjin Technology”)	December 23, 2008	100%
Kusheng (Tianjin) Technology Co., Ltd. (“Kusheng”)	August 26, 2011	100%
Variable Interest Entities (“VIEs”)
Ku6 (Beijing) Information Technology Co., Ltd. (“Beijing Information”)	April 20, 2006	N/A
Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd. (“Tianjin Information”)	March 20, 2009	N/A
Tianjin Ku6 Network Communication Technology Co., Ltd. (“Ku6 Network”)	December14, 2011	N/A
Affiliate
Shanghai Yisheng Network Technology Co., Ltd. (“Yisheng”)	November 22, 2007	20%

In July, 2009, Shanda Interactive Entertainment Limited (“Shanda”), a leading interactive entertainment media company in China, and Shanda Music Group Limited (“Shanda Music”), a wholly owned subsidiary of Shanda, announced its completion of a tender offer of totaling $46.2 million for 1,155,045,300 ordinary shares, par value $0.00005 per ordinary share (“Shares”), of the Company, including Shares represented by American Depositary Shares (“ADSs,” each representing 100 Shares) at a purchase price of $0.04 per Share (equivalent to $4.00 per ADS) in cash, without interest and subject to any applicable withholding taxes. Immediately after giving effect to the acquisition of Shares (including Shares represented by ADSs) in the tender offer, Shanda held approximately 51% of the Company’s total outstanding Shares calculated on a fully-diluted basis as of December 31, 2009.

In January, 2010, the Company completed the acquisition of 100% of the equity interests of Ku6 Holding Limited (“Ku6 Holding”), a leading online video portal in China, pursuant to the share purchase agreement entered into by and among Hurray!, Ku6 Holding and the shareholders of Ku6 Holding dated as of November 26, 2009 by issuing an aggregate of 723,684,204 ordinary shares. After the closing of the acquisition of Ku6 Holding, Shanda’s equity interest in the Company was diluted to 41.97%.

In May, 2010, the Company sold all of its 51% equity interest in Beijing Huayi Brothers Music Co., Ltd. including its wholly owned subsidiary of Beijing Huayi Brothers Music Broker Co., Ltd. (collectively referred to as “Huayi Music”) to Huayi Brothers Media Corporation (“Huayi Media”) for aggregate consideration of RMB 34,450,000 (equivalent to $5,045,754).

In August 2010, the Company completed (1) the disposal of all of its subsidiaries and VIEs related to WVAS and recorded music businesses as well as the equity investment in an affiliated company to Shanda for $37,243,904 in cash and (2) acquisition of 75% of the equity interest of Yisheng, an online audio business, from Shanda in exchange for 415,384,615 newly issued ordinary shares (collectively the “2010 Reorganization”). In connection with the acquisition of 75% of the equity interests in Yisheng from Shanda, the Company issued 138,461,539 ordinary shares to acquire the remaining 25% of equity interests in Yisheng from the non-controlling shareholders in August 2010. The 2010 Reorganization was approved by a committee comprised of three independent directors after receiving a fairness opinion on the proposed transaction from its independent financial advisor. Following the 2010 Reorganization, the Company changed its name to Ku6 Media Co., Ltd. and changed its trading symbol on the Nasdaq Global Market from HRAY to KUTV. At December 31, 2010, Shanda’s equity interest in the Company was 51.65%.

In April 2011, the Company entered into agreements with Shanda Media Group Ltd., a wholly owned subsidiary of Shanda, pursuant to which the Company issued 1,538,461,538 ordinary shares for an aggregate purchase price of $50 million and $50 million aggregate principal amount of senior convertible bond at face value (“Convertible Bond”). The Convertible Bond would mature in three years after issuance and would bear an interest of 3% per annum. The closing date of the ordinary shares and Convertible Bond issuance was June 29, 2011. Based on the Company’s working capital position, the Company redeemed the Convertible Bond in September 2011 at its issue price.

In August 2011, the Company disposed of a significant interest in Yisheng to the related entities and a then employee of Ku6. After the disposal, the Company retains a 20% interest in Yisheng. This transaction is further described in Note 2(1)(a).

At December 31, 2011, Shanda’s equity interest in the Company was 66.43%.

The Group has adjusted its business strategy in 2011. The adjustments primarily refer to 1) the appointment of Shanghai Shengyue Advertising Ltd (“Shengyue”), a wholly owned subsidiary of Shanda, as its primary agency of the online advertising services, and 2) the change in business focus from purchasing the long-form licensed video contents to relying more on the user generated contents and short-form video contents. Shengyue operates the advertising system of Application Advertisement (“AA”) and charges the advertisement fees from its customers based on the advertising effects, including but not limited to views, clicks, responses and etc., (“performance advertisement”). After the appointment of Shengyue as its primary agency, the Group primarily relies on Shengyue to sell the online advertising service, therefore, the Group significantly reduced its sales forces and recorded the severance payments of $0.9 million through the general and administrative expenses ($0.15 million) and selling expenses ($0.75 million) in 2011. The intangible asset of the customer list of $1.46 million, representing the customer relationships under the original business model, has also been abandoned and recorded through the general and administrative expenses in 2011 (Note 7). In relation to the cease of purchasing the long-form licensed video copyrights, the Group has exited two long-term licensed contents purchase agreements with the content providers by paying a one-time termination fee of $5.3 million, which was recorded into the cost of revenues.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Basis of presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

As a result of the disposal of Huayi Music in May 2010 and the 2010 Reorganization, the Company adjusted its consolidated financial statements for the years ended December 31, 2009 and 2010 for the above mentioned transactions to present the WVAS and recorded music businesses as discontinued operations and to reflect the Yisheng merger as a common control transaction.

(a) Acquisition under common control

The acquisition of Yisheng’s online audio business from Shanda was accounted for as a common control transaction as Hurray! was under the control of Shanda since the Company was acquired by Shanda in July 2009. Accordingly, the accompanying consolidated financial statements have been prepared as if the acquisition of Yisheng had been in effect since the inception of common control, which is the date that Hurray! was consolidated into Shanda’s consolidated financial statements on August 31, 2009. Therefore, total assets and liabilities, as well as the non-controlling interests of Yisheng, were recorded at the carrying amount as capital contribution from Shanda in the consolidated statements of changes in equity at the inception of common control. The effect of accounting for the acquisition under common control increased the net loss for the year ended December 31, 2009 by $736,969, which represented the net loss of this business from August 31, 2009 through December 31, 2009. The fair value of the 415,384,615 ordinary shares issued by the Company amounting to $12,461,538 was recorded through equity as a deemed distribution to Shanda in 2010.

In connection with the acquisition of 75% of the equity interests in Yisheng from Shanda, the Company issued 138,461,539 ordinary shares to acquire the remaining 25% of the equity interests in Yisheng from non-controlling shareholders in August 2010. This transaction was accounted for as an equity transaction in 2010 and the difference between the fair value of the ordinary shares issued amounting to $4,153,846 and carrying amount of the non-controlling interest was recognized as a decrease in additional paid-in capital attributable to the Company in accordance with ASC 810.

In August 2011, the Company disposed of 80% of its (previously 100%) equity interest in Yisheng by contributing a 60% stake in Yisheng to affiliates of Shanda. A remaining 20% stake, to arrive at the 80% disposed, was granted to a then-employee of Ku6 (20%). The Company’s remaining interest in Yisheng was 20% as at December 31, 2011. As a result of the previous capital transaction related to Yisheng and the loss of a controlling financial interest, the Company deconsolidated Yisheng and recorded its remaining interest in Yisheng as an investment subject to the equity method of accounting (Note 8).

Given the presence of common control from parent Shanda, the disposition of the 60% to the related Shanda entities was accounted for as a common control transaction. Therefore, the gain on deconsolidation of Yisheng amounting to $1,373,190 (a gain due to the de-recognition of the net liabilities of the Yisheng business) was recorded in stockholders’ equity as a contribution from Shanda in 2011. At the time of deconsolidation, a Shanda affiliate receiving a portion of the contributed stake also made a capital investment of cash in Yisheng resulting in a higher equity fair value ascribed to Yisheng immediately prior to the deconsolidation. The 20% equity interest in Yisheng transferred to the then-employee of Ku6 was recorded as a compensation charge of $522,251 based on Yisheng’s equity fair value subsequent to the injection of capital from a Shanda affiliate, and was included in general and administrative expenses.

(b) Disposal of WVAS and recorded music businesses

As mentioned above, the Company completed the disposal of Huayi Music to Huayi Media for RMB 34,450,000 (equivalent to $5,045,754) in cash in May, 2010 and the corresponding disposal gain of Huayi Music recognized in 2010 was $4,486,786. The disposal of WVAS and recorded music businesses under common control was consummated in August, 2010. The difference of $13,561,087 between the cash consideration received from Shanda of $37,243,904 and the carrying amount of the assets, liabilities and non-controlling interests and redeemable non-controlling interest of WVAS and recorded music business of $23,682,817 and the corresponding cumulative translation difference of $10,344,330 was accounted for as a contribution by Shanda in additional paid in capital in 2010. No gain or loss was recognized in 2010.

A summary of the major financial information for the discontinued operations of the WVAS and recorded music businesses for the year ended December 31, 2009 and the eight month period ended August 31, 2010 is set out below:

	Year ended December 31, 2009	Eight months ended August 31, 2010
Net revenues:
Wireless value added services revenue	20,169,110	5,385,985
Recorded music revenue	14,473,185	9,458,423

Total net revenues	34,642,295	14,844,408

Wireless value added services cost	(15,331,675)	(3,799,581)
Recorded music cost	(12,625,139)	(6,118,305)

Total cost of revenues	(27,956,814)	(9,917,886)

Gross profit	6,685,481	4,926,522
Product development	(466,543)	(444,581)
Selling and marketing	(6,211,334)	(3,397,797)
General and administrative	(17,469,445)	(4,544,460)
Goodwill impairment	(3,592,933)	—

Total operating expenses	(27,740,255)	(8,386,838)

Loss from operations	(21,054,774)	(3,460,316)
Interest income	98,770	42,627
Interest expense	(13,681)	—
Other income	339,869	9,667

Loss before income tax benefit (expense), equity in (loss) earnings of affiliated company, impairment for investment in affiliated company	(20,629,816)	(3,408,022)
Income tax benefit (expense)	(234,286)	25,584
Equity in loss and impairment of affiliated company	(914,072)	—
Impairment for investment in affiliated company	—	—

Net loss	(21,778,174)	(3,382,438)
Less: Net loss attributable to the non-controlling interests and redeemable non-controlling interest	4,182,875	243,666

Net loss from discontinued operations, net of tax	(17,595,299)	(3,138,772)
Gain from disposal of Huayi Music, net of tax	—	4,486,786

Total net (loss) income from discontinued operations	(17,595,299)	1,348,014

According to ASC 205, the effect of discontinued operations has been accounted for retroactively in the consolidated statement of operations and comprehensive loss for all the periods presented.

(c) Liquidity

The Company has a short operating history in a new and unproven market, which makes it difficult to evaluate future prospects and may increase the risk that the Company will not be successful if the market does not develop as expected. The Company entered the online video business in January 2010 with the acquisition of Ku6 Holding. The Company subsequently disposed of the WVAS and recorded music businesses in August 2010 and an 80% interest in the online audio business in August 2011. Accordingly, the Company is currently operating the online video business as its principal business and generates substantially all of its revenues from online advertising. This short operating history makes it difficult to effectively assess Ku6’s future prospects.

The Company has incurred significant net losses and negative cash flows from operations in recent years. As of December 31, 2011, the accumulated deficit of the Company was ($132,449,371) and the excess of current assets over current liabilities (working capital) was $21,180,439. In April 2011, the Company entered into agreements with Shanda Media to issue 1,538,461,538 ordinary shares for an aggregate purchase price of $50 million and $50 million of convertible debt (Note 1). Based on the Company’s working capital position, the Company redeemed the debt in September 2011. The Company has in the past obtained significant financing from its parent, Shanda, and may do so again in the future. As mentioned in Note 13, the Company’s forecasted revenue in 2012 is primarily derived from its primary agency and cash collection from this revenue source is primarily depending on the contractual credit terms agreed with this agency.

The Company believes that there is sufficient cash to find operations and capital expenditures for at least the next 12 months, considering various changes in strategy and cost reduction measures that were adopted in 2011. Accordingly, the consolidated financial statements have been prepared on a going-concern basis.

(2) Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities at the dates of the financial statements. Significant accounting estimates reflected in the Company’s financial statements include accrual for sales rebates, allowances for doubtful accounts, assessment of impairment for long-lived assets and goodwill, assessment of the net realizable value of licensed video copyrights, the useful lives for intangible assets and property and equipment, share-based compensation expense, the recognition and measurement of deferred taxes, and loss contingencies. Actual amounts may differ from these estimates under different assumptions or conditions.

(3) Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All inter-company transactions and balances have been eliminated upon consolidation. Affiliated company in which the Company has partial ownership and controls more than 20% but less than 50% of the investment is accounted for using the equity method of accounting. The Company’s share of earning (loss) of such equity investment is included in the accompanying consolidated statements of operations and comprehensive loss.

The Company follows the guidance relating to the consolidation of VIEs in Accounting Standards Codification (“ASC”) 810-10, which requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

Pre-2010 Reorganization

Prior to the 2010 Reorganization, to comply with PRC laws and regulations that restrict direct foreign ownership of telecommunication service businesses in the PRC, the Company conducted substantially all of its WVAS and recorded music businesses through several VIEs. The VIEs had entered into various agreements with one of Hurray!’s subsidiaries, including exclusive cooperation agreements. Under these agreements, Hurray! through a wholly owned PRC subsidiary, Beijing Hurray! Times Technology Co., Ltd. (“Beijing Hurray! Times”), was the exclusive provider of technical and consulting services to the VIEs. In return, the VIEs were required to pay Beijing Hurray! Times’ service fees for the technical and consulting services received. The technical and consulting service fees could be, and were, adjusted at Hurray!’s discretion depending on the level of service provided. Beijing Hurray! Times was entitled to receive service fees in an amount up to all of the net income of the VIEs. In addition, Beijing Hurray! Times had been assigned all voting rights by the direct and indirect owners of the VIEs through agreements which were valid for ten years and were renewable indefinitely and could not be amended or terminated except by written consent of all parties. Finally, Beijing Hurray! Times had the option to acquire the equity interests of the VIEs if and when legal to do so under PRC laws and regulations. The Company also had extended loans without interest to the registered shareholders to finance their investments in the VIEs. Each of the registered shareholders was a related party of the Company acting as de facto agent for the Company. The direct equity interests in these entities had been pledged as collateral for the loans and when permitted under Chinese laws, the loans were to be repaid by transferring the direct equity interest in these entities to the Company. Therefore, no minority interest was recorded for the registered capital from the registered shareholders.

Hurray! was the considered the primary beneficiary of the VIEs of the WVAS and recorded music businesses because of all the variable interests held by Hurray! and the Company had the power to direct the activities of the VIEs. Therefore the Company consolidated the results of operations of the VIEs of the WVAS and recorded music businesses before they were disposed in 2010.

Post-2010 Reorganization

After the 2010 Reorganization, to comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide advertising services and hold Internet Content Provider (“ICP”) licenses and/or Licenses for Transmission of Audio-Visual Programs through the Internet (“the Licenses”), the Company conducts substantially all of its advertising business through its VIEs. The paid-in capitals of the Beijing Information and Ku6 Network were funded by the Company through loans extended to the authorized individuals (“nominee shareholders”) and Tianjin Information was incorporated by the Beijing Information.

The Company has various agreements with its VIEs, through which the Company holds all the variable interests of the VIEs and has the power to direct the activities of the VIEs. Consequently the Company is the primary beneficiary of these VIEs. Details of certain key agreements with the VIEs are as follows:

Loan Agreements: Beijing Technology and Kusheng have granted interest-free loans to the nominee shareholders with the sole purpose of providing funds necessary for the capital injection of the Beijing Information and Ku6 Network. The portions of the loans for subsequent capital injection are eliminated with the capital of the Beijing Information and Ku6 Network during consolidation. The interest-free loans to the nominee shareholders of the Beijing Information and Ku6 Network as of December 31, 2011 were RMB9 million and RMB10 million, respectively. Beijing Technology and Kusheng are able to require the nominee shareholders to settle the loan amount through the entire equity interest of the Beijing Information and Ku6 Network and nominate someone else to hold the shares on Beijing Technology and Kusheng’s behalf.

Proxy Agreement: The nominee shareholders of the VIEs irrevocably appointed the Subsidiaries’ officers to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in the VIEs, making all the operational, financial decisions and the appointment of the directors, general managers and other senior management of the VIEs.

Equity Interest Pledge Agreements: The nominee shareholders of the VIEs have pledged their respective equity interests in the VIEs as collateral to secure the nominee shareholders’ obligations under other agreements and for the payment by the VIEs under the exclusive technical consulting and services agreements and the loan agreements. The nominee shareholders of the VIEs cannot sell or pledge their equity interests to others without the approval from the Subsidiaries, and the nominee shareholders of the VIEs cannot receive any dividends without the approval of Subsidiaries.

Exclusive Call Option Agreements: The nominee shareholders of the VIEs granted the Subsidiaries the exclusive and irrevocable right to purchase from the nominee shareholders, to the extent permitted under PRC laws and regulations or at the request of the Company, all of the equity interests in these entities for a purchase price equal to the amount of the registered capital or at the lowest price permitted by PRC laws and regulations. The Subsidiaries may exercise such options at any time. In addition, the VIEs and their nominee shareholders agreed that without the Subsidiaries’ prior written consent, they will not transfer or otherwise dispose of the equity interests or declare any dividends.

Exclusive Business Cooperation Agreements: The Subsidiaries are the exclusive provider of the technical, consulting and related services and information of the VIEs. Under these arrangements, the Subsidiaries have the unilateral right to charge service fees to the VIEs to recover substantially all of the VIEs’ profits.

As a result of the above contractual agreements, the Company determined that it has the power to control the economic activities most significant to the VIEs and is the primary recipient of the economic rewards or risks, as the case may be. As such, the Company consolidates the VIEs as required by Accounting Standards Codification (“ASC”) 810-10, Consolidation).

At December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011, the summarized financial information of the VIEs is as follows:

	December 31, 2010	December 31, 2011
Total assets	14,021,798	8,159,494
Total liabilities	26,520,629	47,309,685
Deficits	12,498,831	39,150,191

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
Net Revenue	1,037,064	41,570,566	18,744,535
Net loss	6,278,115	8,037,455	25,011,099

As of December 31, 2011, the total assets of the consolidated VIEs were $8.2 million (2010: $14.0 million), mainly comprising cash and cash equivalents, accounts receivable, other receivable, fixed assets, and other long term assets. These balances are reflected in Company’s consolidated financial statements with intercompany transactions eliminated. Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets freely transferred out of the VIEs without any restrictions. Therefore, the Company considers that there is no asset in any of its consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC additional paid-in capital of the VIEs in the amount of $3.3 million as of December 31, 2011 (2010: $4.0 million). As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs. As of December 31, 2011, the total liabilities of the consolidated VIEs were $47.3 million (2010: $26.5 million), mainly comprising accounts payable of $24.0 million (2010: $15.7 million), tax payables of $1.0 million (2010: $2.1 million), other payables and other accrued liabilities of $9.3 million (2010: $2.7 million) and long term borrowings from the intra-group entities and related parties of $13.1 million (2010: $6.1 million). As of December 31, 2011, the total deficits of the consolidated VIEs were $39.2 million (2010: $12.5 million).

For the year ended December 31, 2011, the total net revenue and net loss of the consolidated VIEs were $18.8 million and $25.0 million respectively. For the year ended December 31, 2010, the total net revenue and net loss of the consolidated VIE were $41.6 million and $8.0 million respectively. For the year ended December 31, 2009, the total net revenue and net loss of the consolidated VIE were $1.0 million and $6.3 million, respectively.

Currently there is no contractual arrangement that requires the Company to provide additional financial support to the VIEs. However, as the Company is conducting the online advertising business substantially through the VIEs, the Company has, in the past, provided and will continue to provide financial support to the VIEs considering the business requirements of the VIEs and the Company’s own business objectives in the future, which could expose the Company to a loss.

Please refer to “Contingencies” under Note 20 for the risks relating to the VIE arrangements.

(4) Significant risks and uncertainties

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: i) changes in the overall demand for services and products; ii) changes in business offerings; iii) competitive pressures due to new entrants; iv) advances and new trends in new technologies and industry standards; v) changes in bandwidth suppliers; vi) relying on Shengyue as the primary advertisement agency; vii) regulatory considerations; viii) copyright regulations; and ix) risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

(5) Fair value

The Company follows Accounting Standards Codification (“ASC”) Topic 820 “Fair Value Measurements and Disclosures”. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The guidance outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Under US GAAP, certain assets and liabilities must be measured at fair value, and the guidance details the disclosures that are required for items measured at fair value.

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

Level 3 includes unobservable inputs that reflect management’s judgments about the assumptions that market participants would use in pricing the assets or liabilities. Management develops these inputs based on the best information available, including their own data.

(6) Business combinations and non-controlling interests

The Company accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost be allocated to the assets, including separately identifiable intangible assets, and liabilities the Company acquired based on their estimated fair values.

The Company follows ASC Topic 805 with respect to business combinations. Pursuant thereto, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest(s) in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

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

The Company follows guidance in ASC Topic 810, “Consolidation,” regarding non-controlling interests. Non-controlling interests are classified as a separate component within equity except for any redeemable securities that are subject to the guidance in ASC Topic 268 regarding redeemable securities. Consolidated net income on a total enterprise basis is adjusted within the statement of operations and comprehensive loss for net income attributed to non-controlling interests and consolidated comprehensive income is adjusted to for comprehensive income attributed to non-controlling interests.

(7) Foreign currency translation

The functional currency and reporting currency of the parent company is the United States dollar (“U.S. dollar”). The Company’s subsidiaries and VIEs use Renminbi (“RMB”) as their functional currency.

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

Transactions denominated in currencies other than the Company’s or its subsidiaries’ or VIEs’ functional currencies are translated into the functional currencies at the exchange rates quoted by the People’s Bank of China prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive loss. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive loss.

Pursuant to the People’s Republic of China State Administration of Foreign Exchange (“SAFE”), the conversion of United States dollars to Renminbi is governed as to amount and a uniform exchange rate is set by the People’s Bank of China on a daily basis pegged to a basket of major currencies. Correspondingly, Renminbi to USD conversion does not carry the same ease as conversion may with other major currencies. The rates of exchange for the U.S. dollar quoted by the Federal Reserve Bank of New York were RMB 6.6000 on December 31, 2010 and RMB 6.2939 on December 30, 2011, respectively.

(8) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments placed with bank or other financial institutions with no restriction to withdrawal or use, which have original maturities of three months or less.

Included in the cash and cash equivalents are cash balances denominated in Renminbi (“RMB”) of approximately RMB137,735,942 and RMB34,714,100 (equivalent to approximately $21,884,037 and $5,259,707) as of December 31, 2011 and 2010, respectively.

(9) Restricted cash

Restricted cash mainly represents cash that is pledged for the loan borrowed from a PRC bank (Note 11), and the pledge period is the same as the loan period.

(10) Allowances for doubtful accounts

The Company determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected by taking into account an aging analysis of the accounts receivable balances, historical bad debt records, repayment patterns in the prior year, and other factors such as the policies of operators and financial condition of the customer.

(11) Inventories

Inventories represent music compact discs (“CDs”) and related music products and are stated at the lower of cost, determined using the first-in, first-out method, or market price. The Company provided an estimated inventory allowance for excess, slow moving and/or obsolete inventories, as well as inventory whose carrying value is in excess of net realizable value.

(12) Investments in affiliated companies

Affiliated companies (partially owned affiliates) are entities over which the Company has significant influence, but which it does not control. Investments in affiliated companies are accounted for by the equity method of accounting. Under this method, the Company’s share of the post-acquisition profits or losses of affiliated companies is recognized in the consolidated statements of operations. Unrealized gains on transactions between the Company and its affiliated companies are eliminated to the extent of the Company’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliated company.

The Company continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. There were no impairments of such investments during the three year period ended December 31, 2011.

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

(14) Acquired intangible assets, net

An intangible asset is required to be recognized separately from goodwill based on its estimated fair value if such asset arises from contractual or legal right or if it is separable as defined by ASC 805 (formerly referred to as SFAS No. 141 (revised 2007), “Business combinations”, (“SFAS No. 141(R)”)). Acquired intangible assets consist of intangible assets, as detailed in Note 7, acquired through direct purchases and various business acquisitions and are amortized on a straight-line basis over their estimated useful economic lives.

The estimated useful economic lives by major intangible asset category used by the Company are as follows.

Trademark	20 years
Technology	7 years
Customer List	5 years
Software technology	5 years

(15) Video production and acquisition costs and licensed video copyrights

The Company contracts third parties for the production of, self produces and self-generates video copyrights for content to exhibit on its websites, and also licenses copyrights from other parties for content distribution on its websites ku6.com.

Video production and acquisition costs

Following the guidance under ASC 926-20-25, video production (which mainly includes direct production costs and production overhead) and acquisition costs are capitalized, if the capitalization criteria are met, and are stated at the lower of unamortized cost or estimated fair value.

With respect to production and acquisition costs, the Company has established capitalization criteria whereby until the Company can establish estimates of market revenues associated with a video, capitalized costs for each video produced are limited to the amount of revenues specifically contracted for that video. Revenues contracted for a video consist of advertising revenues specifically associated with particular videos. The costs in excess of revenues contracted for that video are expensed as incurred on an actual basis, and are not restored as assets in subsequent periods. Once the Company can establish estimates of secondary market revenues in accordance with ASC 926-20-35-5(b), it capitalizes subsequent film costs.

Capitalized video production costs are amortized in accordance with the guidance in ASC 926-20-35-1 using the individual-film-forecast-computation method, based on the proportion of the revenues earned in a period to the estimated remaining unrecognized ultimate revenues as of the beginning of that period. The Company estimates total revenues to be earned (“ultimate revenues”) throughout the life of a video. Ultimate revenue estimates for the produced or acquired videos are periodically reviewed and adjustments, if any, will result in changes to amortization rates. Estimates used in calculating the fair value of the self produced content are based upon assumptions about future demand and market conditions. The capitalized costs are subject to assessment for impairment in accordance with ASC 926-20-35-12 to 35-18, if an event or change in circumstances indicates that the fair value is less than unamortized cost.

During each of the three years ended December 31, 2011, video production and acquisition costs did not meet the criteria for capitalization (defined in the second paragraph above regarding capitalization limited to the amount of revenues contracted for a video) and as a result all the video production costs were expensed as incurred.

Licensed video copyrights

The licensed video copyrights are amortized over their respective licensing periods, which range from 1 to 3 years for all periods presented.

The licensed video copyrights are carried at the lower of amortized cost or net realizable value. Under the net realizable value approach, the Company determines the expected cash inflows that are directly attributed to the content category which comprise of the expected revenues directly attributable to the content category less the direct costs to deliver the content to derive the net realizable value of the asset. The Company writes down the carrying value of the licensed content if the estimated net future direct cash inflows from the licensed video copyrights over the licensing period are lower than the carrying amount.

Amortization and write-down expenses for the year ended December 31, 2011 were $2,200,535 (2010: $8,012,252) and $1,521,161 (2010: $7,739,562), respectively.

(16) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets acquired and liabilities assumed as a result of the Company’s acquisitions.

The Company tests goodwill for impairment by performing a two-step goodwill impairment test. The first step compares the calculated fair value of a reporting unit to its carrying amount, including goodwill. If, and only if, the carrying amount of a reporting unit exceeds its fair value as per step one, the second step is executed to compare the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

An impairment provision relating to goodwill amounting to approximately $3.6 million was recognized in discontinued operations (Note 2(1)) in the year ended December 31, 2009. No goodwill impairment was recognized in the years ended December 31, 2010 and 2011.

(17) Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments are utilized, the timing or the amount of the impairment charges could be different. An impairment provision relating to intangible assets amounting to approximately $3.5 million was recognized in the year ended December 31, 2009, included in discontinued operations. No impairment provision was recognized during the year ended December 31, 2010; impairment of $1.4 million was recognized in 2011 as further discussed in Note 7.

(18) Financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, prepayments and other current assets, amounts due from/to related parties, accounts payable and accrued expenses and other current liabilities. As of December 31, 2010 and 2011, their carrying values approximated their fair values because of their generally short maturities. There were no other financial assets or liabilities that are being measured at fair value at December 31, 2010 or December 31, 2011, except for the contingent consideration in relation to the acquisition of Seed Music (Note 3) in January 2009 which was disposed of in full along with contingent consideration obligations in August 2010 (Note 2(1)). This contingent consideration was recorded at fair value and was classified within Level 3 of the fair value hierarchy.

(19) Revenue recognition and cost of revenues

In accordance with ASC Topic 605, Revenue Recognition, the Company recognizes revenues when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred and collectability is reasonably assured. Revenues are recorded net of sales taxes.

Online advertising services (post-2010 Reorganization business model)

The Company’s revenues are derived principally from online advertising services, where the advertisers (including third parties and related parties) pay to place their advertisements on the Company’s online video platform in different formats. Such formats include but are not limited to banners, buttons, links, pre-roll or post-roll video advertisements.

Advertising contracts are signed to establish the price and advertising services to be provided. Advertisements are charged either based on the agreed measurement numbers, including but not limited to impressions and clicks, or fixed during a determined period of time. In the former case, the delivery of service occurs when those measurement numbers are achieved. In the latter case, the delivery is not linked to advertisement displays but occurs over time.

Under the arrangements with advertisers where the advertisement placement includes different formats to be delivered over different periods of time, the Company’s revenue is accounted for using the guidance under ASC 605-25 “Multiple Element Arrangements” as such revenue arrangements involve multiple deliverables to the advertisers. The Company sells the advertising services over a broad price range. The Company uses its best estimate of the selling price of each component of bundled advertising arrangements for separate units of accounting.

Under the arrangement with the related party advertising agency (Note 1 & 13), components of the arrangement include an arrangement for guaranteed advertising revenue and an arrangement for sharing of excess advertising revenues after deducting commission fees earned by the related party advertising agency based upon increasing percentages for additional tiers (layers) of revenue. The guaranteed advertising revenues are recognized ratably over varying service periods as governed by the specific agreements with the affiliated advertising agency. Further, any excess advertising revenues realized from these arrangements, which are not subject to any refundability or contingency provisions from the Company to the affiliated advertising agency, would be recognized ratably over the remaining service periods when a reliable estimate of excess revenues above the minimum guarantee is established. The Company reports the revenue earned from both related and third party ad agencies based on the net amount after considering the indicators to record revenue gross versus set forth in ASC 605-45.

The Company makes credit assessments of customers to assess the collectability of contract amounts prior to entering into contracts. For those contracts for which collectability is assessed as not reasonably assured, the Company recognizes revenue only when cash is received and all revenue recognition criteria are met.

For revenue arrangements contracted with third-party advertising agencies, the Company provides cash incentives in the form of rebates based on volume and performance, and accounts for such incentives as a reduction of revenue in accordance with ASC 605-50-25. The cash incentives to third-party advertising agencies in the years ended December 31, 2010 and 2011 were $5,440,054 and $1,374,030, respectively.

Costs of advertising revenues consist primarily of employee costs associated with platform operations and share based compensation, depreciation expense, internet bandwidth leasing costs, video production costs, and amortization and write-down of licensed video copyrights.

Wireless value-added services (pre-2010 Reorganization—discontinued operations (Note 2(1))

Wireless value-added service revenues were derived from providing personalized media, games, entertainment and communication services to mobile phone and personal handy phone (collectively “mobile phones”) customers of the various subsidiaries of the three major Chinese operators of telecommunication networks, China United Telecommunications Corporation (“China Unicom”), China Mobile Communications Corporation (“China Mobile”) and China Telecommunications Corporation (collectively, the “Telecom Operators”). Fees for these services, negotiated by network service agreements with the Telecom Operators and indicated in the messages received on mobile phones, were charged on a per-use basis or on a monthly subscription basis, and varied according to the type of services delivered.

The Company contracted with the Telecom Operators for the transmission of wireless services as well as for billing and collection services. The Telecom Operators provided the Company with monthly statements that represented the principal evidence that service had been delivered and triggered revenue recognition for a substantial portion of the Company’s revenue. In certain instances, when a statement was not received within a reasonable period of time, the Company made an estimate of the revenues and cost of services earned during the period covered by the statement based on its internally generated information, historical experience and/or other assumptions that were believed to be reasonable under the circumstances.

The Company measured its revenues based on the total amount paid by mobile phone customers, for which the Telecom Operators billed and collected on the Company’s behalf. Accordingly, the service fees paid to the Telecom Operators were included in the cost of revenues. In addition, in respect of 2G services, the Telecom Operators charged the Company network fees based on a per message fee, which varied depending on the volume of messages sent in the relevant month, multiplied by the excess of messages sent over messages received. These network fees were likewise retained by the Telecom Operators and were reflected as cost of revenues. The cost of revenues also included fees paid to content providers and marketing partners, maintenance costs related to equipment used to provide the services, bandwidth leasing charges and data center services, alternative channels, media and related Internet costs, operator imposed penalty charges, and certain distribution costs.

The Company evaluated its cooperation arrangements with the Telecom Operators to determine whether to recognize the Company’s revenues on a gross basis or net of the service fees and net transmission charges paid to the Telecom Operators. The Company’s determination was based upon an assessment of whether it acted as a principal or agent when providing its services. The Company concluded that it acted as a principal in each of the arrangements. Factors that support the Company’s conclusion mainly included:

•	the Company was the primary obligor in the arrangement;

•	the Company was able to establish prices within price caps prescribed by the telecommunications operators to reflect or react to changes in the market;

•	the Company determined the service specifications of the services it will be rendering;

•	the Company was able to control the selection of its content suppliers; and

•

The Telecom Operators usually would not pay the Company if users could not be billed or if users did not pay the Telecom Operators for services delivered and, as a result, the Company bore the delivery and billing risks for the revenues generated with respect to its services.

Based on these factors, the Company believed that recognizing revenues on a gross basis was appropriate. However, as noted above, the Company’s reported revenues were net of bad debt charges that had been deducted by the Telecom Operators.

Recorded Music (pre-2010 Reorganization—discontinued operations (Note 2(1))

The Company was in the business of artist development, music production, offline music distribution, and online distribution through WVAS and the Internet. Recorded music revenues were derived from live performances, corporate sponsorship and advertising, online and wireless sales, and offline CD sales.

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

The Company licensed its music to third parties for guaranteed minimum royalty payments and normally received non-refundable upfront licensing fees. In such cases the Company recognized revenue on a straight-line basis over the license period and unrecognized revenues were included in liabilities. When the contract provided for additional payments if revenues exceed the minimum amount guaranteed, such amounts were included in revenues when the Company was notified of its entitlement to additional payments.

The Company incurred costs in producing CD masters, volume CD production, artist and songwriter royalties based on certain percentage of the revenue, and royalties payable to other parties for the use of their work. The cost of record masters, volume CD productions, and royalties paid in advance were recorded in prepaid expenses and other current assets when the sales of the recording were expected to recover the cost and amortized as expenses over the revenue generating period, typically within one year. The decision to capitalize an advance to an artist, songwriter or other party required significant judgment as to the recoverability of these advances. Advances for royalties and other capitalized costs were regularly assessed for recoverability. The costs of ongoing royalties relating to the live performance, corporate sponsorship and advertising, online and wireless sales and offline CD sales to retail distributors were recognized as incurred.

Business tax and related surcharges

The Company’s subsidiaries and VIEs are subject to business tax and related surcharges and value-added tax on the revenues earned for services provided in the PRC. The applicable business tax rate varies from 3% to 5% for the WVAS and recorded music services except for the offline CD distribution and the rate of value added tax is 13% on revenues from offline CD distribution. The applicable business tax rate for advertising business is 5% based on the gross advertising revenue before deducting the advertising agencies rebate. In the accompanying consolidated statements of operations, business tax and related surcharges for revenues derived from WVAS and recorded music revenues and advertising revenues are deducted from gross revenues to arrive at net revenues when incurred.

(20) Product development expenses

Product development expenses consist primarily of salaries and benefits for product development personnel, including share-based compensation costs. These costs are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized. To date, the Company has essentially completed its development concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized. Product development expenses began to be incurred in 2011 with the changes in the Company’s business strategy which drove development efforts towards new technologies.

(21) General and administrative expenses

General and administrative expenses consist primarily of salary and benefits for general management, finance and administrative personnel, bad debt provision, litigation accrual, depreciation, amortization and impairment of intangible assets, professional service fees, share-based compensation, office rental fees, and other expenses.

(22) Sales and marketing

Sales and marketing expenses consist primarily of sales and marketing personnel payroll compensation and related employee costs, advertising and market promotion expenses, and other overhead expenses incurred by the Company’s sales and marketing personnel.

(23) Advertising costs

The Company expenses advertising costs as incurred. Total advertising expenses were $4,191,045 and $210,987 for the years ended December 31, 2009 and 2010 pertaining to discontinued operations, respectively, and have been included in selling and marketing expenses and cost of revenues in discontinued operations. Total advertising expenses related to continuing operations were $153,633, $6,086,030, and $2,493,901 for the years ended December 31, 2009, 2010 and 2011, respectively, and have been included in selling and marketing expenses within continuing operations.

(24) Stock-based compensation

The Company applies ASC Topic 718, which requires all share-based payments to employees and directors, including grants of employee stock options and restricted shares, to be recognized as compensation expense in the financial statements over the vesting periods of the awards based on the fair values of the awards determined at the grant date. The valuation provisions of ASC 718 apply to awards granted after the adoption of ASC 718, to awards granted to employees and directors before the adoption of ASC 718 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period(s) if actual forfeitures differ from initial estimates.

In accordance with ASC 718, the Company has recognized share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with graded vesting features and service conditions only and using the graded-vesting attribution method for awards with graded vesting features and performance conditions. See Note 15 for further information on stock-based compensation.

(25) Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases, meaning those meeting the capitalization criteria in ASC Topic 840, “Leases,” are accounted for as capital leases. Payments made under operating leases, net of any incentives received by the Company from the leasing company, are charged to the consolidated statement of operations and comprehensive loss on a straight-line basis over the lease periods, as specified in the lease agreements, with reference to the actual number of users of the leased assets, as appropriate.

(26) Taxation

Current income taxes are provided for on the taxable income of each subsidiary on the separate tax return basis in accordance with the relevant tax laws.

Deferred income taxes are provided using the liability method in accordance with ASC Topic 740, “Income Taxes.” Under this method, deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC 740-10-25 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company does not have any liabilities for unrecognized tax benefits as of December 31, 2010 or 2011. Were the Company to have such liabilities, interest and penalties would be recognized in tax expense.

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

Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. No appropriations were made during the years ended December 31, 2009, 2010 and 2011. There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Company does not do so.

(28) Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. See Note 20.

(29) Loss per share

Basic net loss attributable to the Company’s ordinary shareholders per share is computed by dividing net loss attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted net loss attributable to the Company’s ordinary shareholders’ per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the conversion of convertible debt (using the “if-converted method”) and upon the exercise of stock options for the purchase of ordinary shares and the settlement of restricted share units (using the “treasury stock method”). Potential ordinary shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

For each of the three years in the period ended December 31, 2011, the dilutive effect of potential ordinary shares was not factored into the calculation of diluted earnings per share as a consolidated net loss was incurred in each period.

(30) Comprehensive loss

Comprehensive loss is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, consists of cumulative foreign currency translation adjustments.

(31) Recent accounting pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” Key provisions of the amendments in ASU 2011-04 include: (1) a prohibition on grouping financial instruments for purposes of determining fair value, except in limited cases; (2) an extension of the prohibition against the use of a blockage factor to all fair value measurements; and (3) a requirement that for recurring Level 3 fair value measurements, entities disclose quantitative information about unobservable inputs, a description of the valuation process used and qualitative details about the sensitivity of the measurements. For items not carried at fair value but for which fair value is disclosed, entities will be required to disclose the level within the fair value hierarchy that applies to the fair value measurement disclosed. This Accounting Standards Update is effective for interim and annual periods beginning after December 15, 2011. The Company will adopt this ASU for the fiscal year commencing January 1, 2012 and does not anticipate any changes as a result thereof given the nature and extent of the Company’s assets and liabilities subject to fair value measurement principles.

In June 2011 the FASB issued Accounting Standards Update 2011-05, “Comprehensive Income: Presentation of Comprehensive Income”. The amendment requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This guidance is effective retrospectively for interim periods and annual periods beginning after December 15, 2011. While the Company will be subject to the guidance in accordance with the transition provisions, there will be no changes as a result of adoption as the Company already reports items of comprehensive income (loss) in a continuous statement of operations and comprehensive loss for all periods and plans to do so prospectively. Further, the component of the issued standard regarding detailed presentation reclassifications from other comprehensive income to net income has been subject to indefinite deferral by the FASB.

In September 2011, the FASB issued Accounting Standards Update 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08). Under the revised guidance, entities testing for goodwill impairment have an option of performing a qualitative assessment before calculating the fair value for the reporting unit, (i.e., Step 1 of the traditional goodwill impairment test). If an entity determines, on a basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the first step of the two-step impairment test would be required. If it is not more likely than not that the fair value of the reporting unit is less than the carrying value, then goodwill is not considered to be impaired. ASU 2011-08 does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill at least annually for impairment. This ASU is effective for interim and annual periods beginning after December 15, 2011 with early adoption permitted. The Company early-adopted this guidance for its annual goodwill impairment test performed as of December 31, 2011. The early adoption of this guidance did not change, nor would it be expected to change, the conclusions reached in the impairment evaluation for goodwill, which is further described in the Goodwill footnote to the financial statements.

(32) Government Subsidies

Government subsidies represent discretionary cash subsidies granted by the local government to encourage the development of certain enterprises that are established in the local special economic region. The cash subsidies may be received in the form of (i) a fixed cash amount determined and provided by the municipal government to an operating subsidiary for product and service innovation, or (ii) an amount determined as a percentage of the income tax and business tax actually paid by an operating subsidiary.

Cash subsidies have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits and are recognized as other income when received.

For the years ended December 31, 2009, 2010 and 2011, cash subsidies of $1,783, $58,025 and $1,265,182 were recognized as other income, respectively.

(33) Segment reporting

Based on the criteria established by ASC 280 (formerly referred to as SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”), the Company currently operates and manages its business as a single operating segment—online advertising. As the Company generates its revenues primarily from customers in the PRC, no geographical segments are presented.

3. BUSINESS COMBINATIONS

(a) 2010 acquisition

On January 18, 2010, the Company completed the acquisition of Ku6 and its subsidiaries and VIEs, a leading online video portal in China, pursuant to the share purchase agreement entered into by and among Hurray!, Ku6 and the shareholders of Ku6 dated as of November 26, 2009 by issuing an aggregate of 723,684,204 ordinary shares, of which 44,438,100 replaced the options issued by Ku6 and immediately vested without substantive future service requirements. After the completion of this acquisition, the Company owned 100% of the equity interests of Ku6 and its subsidiaries and VIEs. The total fair value of the shares issued approximated $28.9 million based on the share price on the closing date and the difference amounting to $1,284,766 between the fair value of the 44,438,100 shares issued and the fair value of options issued by Ku6 at acquisition date attributable to the pre-combination portion was recorded as share based compensation expense in the consolidated statement of operations and comprehensive loss. Since the Company has unilateral control of Ku6, the Company started to consolidate the financial statements of Ku6 from February 1, 2010.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition and the purchase price allocation.

Total purchase price:
Ordinary shares issued to acquired all of the outstanding shares of Ku6	27,101,920
Ordinary shares issued to replace the options issued by Ku6	1,773,080
Share based compensation related to post combination portion	(1,284,766)

27,590,234

		Amortization period
Aggregate purchase price allocation –Ku6:
Cash and cash equivalents	329,743
Accounts receivable	3,264,513
Other current assets	811,845
Acquired intangible assets:
Trademark	24,901,940	20 years
Software technology	2,197,230	7 years
Customer base	1,464,820	5 years
Non-current deferred tax liability	(4,826,059)
Goodwill	6,232,770
Property and equipment, net	3,652,599
Other non-current assets	937,485
Current liabilities	(11,376,652)

Total	27,590,234

Total identifiable intangible assets acquired upon consolidation mainly included trademark(s), software technology, and customer base, which have a weighted average amortization period of 18.2 years.

Goodwill primarily represented the expected synergies from combining operations of the Company and Ku6, which are complementary in a way to each other, and any other intangible benefits that do not qualify for separate recognition. Such goodwill is not deductible for tax purposes. The fair value of intangible assets was measured primarily by the income approach taking into consideration historical financial performance and estimates of future performance of Ku6’s business.

Ku6 is subject to claims and litigation which may arise in the normal course of business. As of and subsequent to the acquisition date on January 18, 2010, Ku6 was involved in a number of cases in various courts and arbitrations. These cases are substantially related to alleged copyright infringement arising before the acquisition. Accordingly, liabilities from contingencies assumed of $1,631,359 in relation to those cases have been recognized in the current liabilities upon acquisition. The compensation amount was based on judgments handed down by the court and out-of-court settlements or management’s best estimation based on the historical actual compensation amount in recent years and the advice from PRC counsel. There are no accruals for any additional losses related to unasserted claims as there was no manifestation of claims and the amount cannot be reasonably estimated.

The Company completed its acquisition of Ku6 on January 18, 2010 and began to consolidate the financial statements of Ku6 upon unilateral control from February 1, 2010. The amount of Ku6’s consolidated revenue and net loss for the eleven months ended December 31, 2010 included in the statements of operations and comprehensive loss was $14,101,171 and $45,165,985.

The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2009 and 2010, as if the acquisition of Ku6 had occurred as of January 1, 2009 and after giving effect to purchase accounting adjustments primarily relating to the amortization of intangibles. The following pro forma financial information has been prepared for comparative purpose only and is not necessarily indicative of the results that would have been had the acquisitions been completed at the beginning of the period presented, nor is it indicative of future operating results.

	Year Ended December 31, 2009	Year Ended December 31, 2010
	(unaudited)	(unaudited)
Net revenues	7,261,708	16,787,493
Net loss attributable to Ku6 Media Co., Ltd.	(35,258,520)	(56,033,640)
Loss per ADS- Basic and Diluted:	(1.61)	(1.81)

The pro forma net losses for the years ended December 31, 2009 and 2010 include $1,851,951 and $1,851,951, respectively, for the amortization of identifiable intangible assets arising from the acquisition of Ku6.

(b) 2009 acquisition

Acquisition of Seed Music Group Limited (disposed in August 2010 and presented in discontinued operations (Note 2(1))

In September 2008, the Company entered into a definitive agreement to acquire, through Hurray! Media Co., Ltd, a controlling stake in Seed Music Group Limited (“Seed Music”) and its subsidiaries including Seed Music Co., Ltd., Profita Publishing Limited and Leguan Seed (Beijing) Culture Consulting Co., Ltd. (collectively referred to as “Seed Music Group”), a Taiwan based company that focuses on artist development, music production and offline music distribution in Asia Pacific, especially in China. The Company paid an advance of $1,907,400 to the selling shareholders to acquire an approximately 47.58% equity interest of Seed Music in 2008 and such payment was recorded as prepaid acquisition cost as of December 31, 2008 as this transaction had not closed as of that date. Concurrent with this transaction, the Company subscribed for an additional 7,813 shares, representing a 13.5% ownership interest, from Seed Music for $600,038 in 2008, which was recorded as an investment at cost at December 31, 2008, as that portion of the transaction had been consummated by that date. The acquisition of the 47.58% equity interest was completed and the Company began to consolidate Seed Music on January 1, 2009. The Company’s total ownership in Seed Music was 61.08% after the closing of the acquisition and subscription of Seed Music shares.

According to the agreements, there were further contingent payments based on Seed Music’s operating performance. The contingent payments were to be paid in cash if Seed Music exceeded the performance target. If not, the selling holders were obligated to transfer certain Seed Music shares or make cash payments to the Company. Such contingent payments were recorded as contingent consideration based on the fair value of $352,217, which was classified within Level 3 of the fair value hierarchy and was measured on a recurring basis (Note 10). The contingent consideration was settled by June 30, 2010. As the actual performance of Seed Music did not meet the specified earnings objectives, the Company was not required to make any further payments.

The non-controlling shareholders had options to sell their shares to the Company at a price based on a formula which included Seed Music’s operating performance. Therefore, from the date of consolidation to the derecognition on disposal, the non-controlling interests were presented as redeemable non-controlling interests on the balance sheet and such amounts were accreted to the redemption value if the redemption was probable. Since the operating performance of Seed Music did not meet the specified target, the Company considered the redemption was not probable. In addition, the non-controlling shareholders granted call options to the Company to subscribe for all or part of their remaining shares in Seed Music. The embedded put and call options were not derivatives that required bifurcation as separate financial instruments and were accounted for together with the non-controlling interest.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The purchase price allocation was finalized.

Total purchase price:
Cash consideration	2,507,438
Contingent consideration (Note 10)	352,217
Fair value of redeemable non-controlling interests	1,569,808

4,429,463

		Amortization period
Aggregate purchase price allocation –Seed Music:
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

Goodwill primarily represented the expected synergies from combining operations of the Company and Seed Music, which were complementary in a way to each other, and any other intangible benefits that did not qualify for separate recognition. Such goodwill was not deductible for tax purposes. The fair value of intangible assets was measured primarily by the income approach taking into consideration historical financial performance and estimates of future performance of Seed Music’s business.

The fair value of redeemable non-controlling interests was determined using the income approach including discounted cash flow modeling and unobservable inputs including assumptions of projected revenue, expenses, capital spending, other costs and a discount rate with regards to the non-controlling discount in recent share transactions made at arm’s length close to the acquisition date, taking into consideration other factors, as appropriate. The net fair value of the embedded call and put options was not material.

The Company completed its acquisition of Seed Music on January 1, 2009 and began to consolidate Seed Music Group’s consolidated financial statements from then on. The amount of Seed Music Group’s revenue and net loss for the year ended December 31, 2009 included in the statements of operations and comprehensive loss was approximately $6.7 million and $1.0 million. Total net loss attributable to redeemable non-controlling interests was $1,198,591. As of December 31, 2009, the balance of redeemable of non-controlling interests was reduced to $370,870 as a result of share of loss and after giving effect to the impact of foreign currency translation.

4. DISCONTINUED OPERATIONS

Disposal of WVAS and recorded music businesses (2010 Reorganization)

In May 2010, the Company disposed of Huayi Music to Huayi Media for RMB 34,450,000 (equivalent to $5,045,754) in cash and in August 2010, the Company disposed all of its WVAS and remaining recorded music businesses to Shanda for $37,243,904 in cash. See Note 2(1).

A summary of the major financial information for the discontinued operations of WVAS and recorded music businesses as of August 31, 2010 and for the year ended December 31, 2009 and eight months ended August 31, 2010 is set out below:

August 31, 2010
Current assets:
Cash	24,948,577
Accounts receivable, net of allowance	5,402,738
Prepaid expenses and other current assets	2,610,863

32,962,178

Non-current assets:
Property and equipment, net	943,258
Intangible assets	766,847
Goodwill	1,998,821
Other non-current assets	300,532

4,009,458

Current liabilities:
Accounts payable	4,337,542
Accrued expenses and other current liabilities	7,034,894

11,372,436

Non-current liabilities:
Non-current deferred tax liabilities	186,528
Other non-current liabilities	12,322

198,850

Non-controlling interests and redeemable non-controlling interests:	1,717,533

	Year ended December 31, 2009	Eight months ended August 31, 2010
Total net revenues	34,642,295	14,844,408
Loss from operations	(21,054,774)	(3,460,316)
Income tax benefit (expense)	(234,286)	25,584
Net loss	(21,778,174)	(3,382,438)
Less: Net loss attributable to the non-controlling interests and redeemable non-controlling interests	4,182,875	243,666

Net loss from discontinued operations, net of tax	(17,595,299)	(3,138,772)
Gain from disposal of Huayi Music, net of tax	—	4,486,786

Total net (loss) income from discontinued operations	(17,595,299)	1,348,014

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of:

	December 31, 2010	December 31, 2011
Prepaid expenses	282,290	431,560
Advances to suppliers	454,273	242,932
Staff advances and other receivables	1,028,156	209,852
Prepaid licensing fee of video copyright	1,722,608	—

	3,487,327	884,344

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of:

	December 31, 2010	December 31, 2011
Furniture and office equipment	1,208,434	1,055,377
Telecommunications equipment	10,627,167	3,450,208
Leasehold improvements	1,368,677	1,230,327

	13,204,278	5,735,912
Less: accumulated depreciation and amortization	(5,200,804)	(2,143,167)

	8,003,474	3,592,745

Depreciation expense for the years ended December 31, 2009, 2010 and 2011 was $881,633, $3,265,975, and $3,409,647 respectively.

The Company acquired $2,428,694 in additional property, plant, and equipment in 2011 in support of business strategy changes.

Total equipment disposal loss in 2011 was $3,043,006 (zero proceeds less remaining net book value), which was mainly comprised of computers and servers in relation to technological upgrades and replacements following the Company’s business strategy adjustment. The Company has recorded the disposal loss in general and administrative expenses.

7. ACQUIRED INTANGIBLE ASSETS, NET

	December 31, 2011
	Gross carrying amount	Accumulated amortization	Intangible assets impairment (Note 2(17))	Net carrying amount
Online advertising segment:
Trademark	24,901,940	(2,386,436)	—	22,515,504
Technology	2,197,230	(601,623)	—	1,595,607
Customer list	1,464,820	(415,032)	(1,049,788)	—
Software technology	823,273	(507,685)	(315,588)	—

	29,387,263	(3,910,776)	(1,365,376)	24,111,111

	December 31, 2010
	Gross carrying amount	Accumulated amortization	Net carrying amount
Online advertising segment:
Trademark	24,901,940	(1,141,339)	23,760,601
Technology	2,197,230	(287,733)	1,909,497
Customer list	1,464,820	(268,550)	1,196,270
Software technology	823,273	(425,358)	397,915

	29,387,263	(2,122,980)	27,264,283

Amortization expense for the years ended December 31, 2009, 2010 and 2011 were $916,763, $2,000,237 and $1,787,796, respectively.

Following the Company’s business strategy adjustment during the year 2011, the Company appointed Shengyue as its primary agency of the online advertising services. As a result, the customer list intangible asset associated with the original business model was no longer of use to the Company; therefore the unamortised balance of the customer list was recorded as an impairment within general and administrative expense.

In relation to the deconsolidation of Yisheng (Note 2(1)(a)), the software technology intangible assets related to Yisheng were fully impaired. The unamortised balance of the software technology was recorded through general and administrative expense in 2011.

Assuming no subsequent impairment of the identified intangible assets recorded as of December 31, 2011, amortization expenses for the net carrying amount of intangible assets are expected to be as follows in future years. If the Company acquires additional intangible assets in the future, the operating expenses or cost of revenue will be increased by the amortization of those assets.

2012	1,558,992
2013	1,558,992
2014	1,558,992
2015	1,558,992
2016 and later	17,875,143

24,111,111

8. INVESTMENTS IN EQUITY AFFILIATES

In April 2007, the Company acquired a 30% equity interest in Beijing New Run Entertainment Development Co., Ltd. (“New Run”), an independent record label in China, and it was accounted for using the equity method from April 1, 2007 forward. The total acquisition cost was $2,483,277 in cash, including transaction costs. No impairment charges were recorded for the New Run investment during the year ended December 31, 2009. As of December 31, 2009, the investment in New Run had been reduced to nil as a result of equity share of losses and impairment charges and after giving effect to the impact of foreign currency translation. The investment in New Run was also disposed of in August 2010 as part of the 2010 Reorganization (Note 1).

In August 2011, the Company disposed of an 80% equity interest to related parties and a then-employee of the Company, and retained a 20% equity interest in the Yisheng online audio business (see Note 2(1)(a) for further details). The Company evaluated its remaining interest in Yisheng under relevant guidance in ASC 810 and ASC 323 pertaining to consolidation and equity method accounting, respectively. The Company determined that it does not have a controlling financial interest in the investee, but rather possesses significant influence. Accordingly, the Company has accounted for this investment under the equity method. The investment was recorded based on the interest percentage of Yisheng's equity fair value after reflecting a capital contribution by an affiliate of Shanda to Yisheng.

	Balance at December 31, 2010	Equity investment	Share of loss	Translation Difference	Balance at December 31, 2011
Equity interest in Yisheng	—	522,252	(263,313)	(3,658)	255,281

9. GOODWILL

The following table portrays gross balances and accumulated amortization or impairments of goodwill for the Company’s reportable segments. Pre-2010 Reorganization, reportable segments included WVAS and Recorded Music. Post-2010 Reorganization, the Company’s single reportable segment is Online Advertising.

Gross amount of goodwill	WVAS	Recorded Music	Online Advertising	Total
Balance as of January 1, 2010	41,890,391	7,848,655	—	49,739,046

Goodwill arising from acquisitions	—	—	6,232,770	6,232,770
Goodwill contributed by Shanda	—	—	663,570	663,570
Goodwill transferred out due to disposal	(42,148,288)	(7,848,655)	—	(49,996,943)
Effect of exchange rate changes	257,897	—	—	257,897

Balance as of December 31, 2010	—	—	6,896,340	6,896,340

Goodwill distributed to Shanda due to disposal	—	—	(663,570)	(663,570)

Balance as of December 31, 2011	—	—	6,232,770	6,232,770

Accumulated goodwill impairment	WVAS	Recorded Music	Online Advertising	Total
Balance as of January 1, 2010	(41,890,391)	(5,749,365)	—	(47,639,756)

Impairment transferred out due to disposal	42,148,288	5,749,365	—	47,897,653
Effect of exchange rate changes	(257,897)	—	—	(257,897)

Balance as of December 31, 2010	—	—	—	—

Impairment	—	—	—	—

Balance as of December 31, 2011	—	—	—	—

Net carrying amount as of December 31, 2010	—	—	6,896,340	6,896,340

Net carrying amount as of December 31, 2011	—	—	6,232,770	6,232,770

Goodwill arising from the business combinations completed in 2010 has been allocated to the single reporting unit of the Company. ASC 350 requires that the goodwill impairment assessment be performed at the reporting unit level.

The Company performed an impairment test at the reporting unit level relating to goodwill from acquisitions and concluded that there was no impairment as to the carrying value of goodwill as of December 31, 2010 and 2011.

When available, the Company uses observable market data, including pricing on recent closed market transactions, to determine the fair value of its reporting unit(s) and compares such data with carrying amounts of its reporting unit(s) to assess any potential goodwill impairment. The fair value of reporting units was determined based on the market capitalization of the respective entities as of the valuation date. When there is little or no observable market data, the Company measures the fair value of each reporting unit primarily using the income approach and using the market approach as a validation of the value derived from income approach. The market approach included using financial metrics and ratios of comparable public companies. When the goodwill is determined to be impaired, the Company uses an income approach including discounted cash flow modeling for each reporting unit and unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the related industry to determine the amount of any impairment.

10. FAIR VALUE MEASUREMENTS

As of December 31, 2010 and December 31, 2011, the carrying amount of the Company’s cash and restricted cash approximates fair value due to the short maturity of these instruments. The carrying value of the Company’s various receivable and payable balances approximate their market value based on their short-term maturities. There are no other financial assets or liabilities that are being measured at fair value on a recurring basis at December 31, 2010 or December 31, 2011. As described in the Discontinued Operations footnote, the level 3-classified contingent consideration liability arising out of the acquisition of Seed Music in 2009, which was $352,217 at December 31, 2009, was extinguished by June 30, 2010.

The Company tests its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of a long-lived asset may not be recoverable. The Company measures the fair value of long-lived assets based using discounted cash flow modelling and unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile. See Note 7 to the Consolidated Financial Statements for additional information of the impairment provision relating to the acquired intangible assets.

11. SHORT-TERM BORROWINGS

On September 28, 2011, the Company entered into an agreement with a PRC bank to borrow RMB20 million ($3,177,680) for the period from September 29, 2011 to September 28, 2012. Interest rate is 6.89% per annum. The loan is pledged by a certificate of deposit of $3.6 million.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31, 2010	December 31, 2011
Accrued litigation provision	748,299	2,683,968
Accrued payroll	2,127,951	2,675,282
Accrued welfare benefits	1,731,403	1,297,147
Accrued professional service fees	1,524,890	978,602
Advances from customers	609,442	722,553
Other accrued expenses	2,278,758	713,719
Other taxes payable	718,668	472,845
Business tax payable	1,722,830	472,534

	11,462,241	10,016,650

13. RELATED PARTY TRANSACTIONS AND BALANCES

Related Parties of Ku6 Media Co., Ltd. (both pre- and post-2010 Reorganization)

Entity	Relationship to Ku6 Media Co., Ltd.
Shanda Interactive Entertainment Limited (“Shanda”)	Controlling shareholder
Shanda Computer (Shanghai) Co., Ltd. (“Shanda Computer”)	Wholly owned affiliate of Shanda
Shanghai Shulong Computer Technology Co., Ltd. (“Shanghai Shulong Computer”)	Wholly owned affiliate of Shanda
Shanghai Shulong Technology Co., Ltd. (“Shanghai Shulong”)	Wholly owned affiliate of Shanda
Chengdu Jisheng Technology Co., Ltd. (“Chengdu Jisheng”)	Wholly owned affiliate of Shanda
Shanghai Shengyue Advertising Co., Ltd. (“Shengyue”)	Wholly owned affiliate of Shanda
Shanda Media Group Ltd. (“Shanda Media”)	Wholly owned affiliate of Shanda
Shanda Games Ltd. (“Shanda Games”)	Affiliate under common control of Shanda
Hurray! Media Co., Ltd.	Wholly owned affiliate of Shanda
Seed Music Group Limited	Wholly owned affiliate of Shanda
Hurray! Solutions Ltd.	Wholly owned affiliate of Shanda

Post-2010 Reorganization Related Party Activity

Following the Reorga2010 Reorganization, the Company provides advertising business to and receives promotional services from companies under common control by Shanda. Accordingly, certain revenues from the sale of advertising business to sister entities, and related costs of revenue, are separately classified in the consolidated statement of operations and comprehensive loss.

Pre-2010 Reorganization Related Party Activity

As a result of the acquisition of Huayi Music, Hurray! Freeland Digital Music Technology Co., Ltd. (“Freeland Music”) and New Run, which were disposed in August 2010 and presented in discontinued operations (Note 2(1)), the Company agreed to use the existing distribution and CD manufacturing operations, where appropriate, owned by the other shareholders, or their related parties, of these music companies. In addition, these parties were able to use the music or artists of these companies and made royalty and other payments to Huayi Music, Freeland Music or New Run. These agreements were for durations of one year but were extendable by the mutual agreement of both parties.

Annual Related Party Activity

During the years ended December 31, 2009, 2010 and 2011, significant related party transactions occurring during the annual periods were as follows.

	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011
Related party transactions in discontinued operations:
Consulting, production and marketing service fee from Huayi Brothers Times Culture Broker Co., Ltd.	281,580	—	—
CD distribution revenue from Beijing Century Freeland Film Media Co., Ltd.	52,248	—	—

	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011
Related party transactions in continuing operations:
Advertising revenue received from companies under common control by Shanda	279,341	701,732	8,076,155
Promotion service fee paid to companies under common control by Shanda	—	376,302	379,465
Loan payable to Shanda Computer (Shanghai) Co., Ltd.	—	1,565,290	—
Loan payable to Shanghai Shulong Computer Technology Co., Ltd.	—	—	6,832,012
Loan payable to Shanghai Shulong Technology Co., Ltd.	—	3,030,711	6,503,884
Loan repayment to Shanghai Shulong Technology Co., Ltd.	—	—	3,189,527
Loan receivable from Shanda Games Limited	—	3,200,000	14,108,019
Convertible Bond issued to Shanda Media (Note 1)	—	—	50,000,000
Convertible Bond redeemed from Shanda Media (Note 1)	—	—	50,000,000
Interest expense of Convertible Bond issued to Shanda Media (Note 1)	—	—	375,000
Interest expense for loan from companies under common control by Shanda	—	—	688,952

The Company entered into a cooperative agreement with Shengyue, a wholly owned subsidiary of Shanda, in 2011. Under this agreement, Shengyue was appointed as Ku6’s primary agency to secure advertisements from various advertisers. Ku6 will provide advertising space (i.e. headlines, banners, short video, etc) to Shengyue on its online video portal. This cooperative agreement covers a period of 1 year and 9 months commencing April 1, 2011. During the testing period from April 1, 2011 to June 30, 2011, Shengyue did not guarantee a minimum revenue stream to Ku6, nor is Ku6 obligated for any commission fee. Following the testing period, the “commission free period” ran from July 1, 2011 to December 31, 2011; during this period Shengyue guaranteed a minimum advertising revenue for each fiscal quarter to Ku6, however, the commission fee was waived in this period. Commencing January 1, 2012, in addition to the guaranteed minimum revenue, Ku6 is obligated for commission fees to Shengyue based on certain tiered percentages which gradually increase with additional incremental tiers (layers) advertising revenue volume.

Year-End Related Party Balances

At December 31, 2010 and December 31, 2011, the amounts receivable from and payable to related parties included in the consolidated balance sheet mainly represent the outstanding amounts arising from the transactions described in the preceding section, except for the payable for licensed video copyrights amounting to $1,664,570 due to a related party at December 31, 2010.

Accounts receivable balances due from related parties are mainly as follows:

	December 31, 2010	December 31, 2011
Shanghai Shengyue Advertising Co., Ltd.	—	2,649,385
Chengdu Jisheng Technology Co., Ltd.	219,697	—
Other companies under common control by Shanda	106,060	90,794

	325,757	2,740,179

Other balances with related parties are mainly as follows:

	December 31, 2010	December 31, 2011
Other receivables due from related parties
Shanda Games Limited	3,200,000	17,308,019
Hurray! Media Co., Ltd.	1,246,641	1,246,641
Seed Music Group Limited	980,000	980,000
Other companies under common control by Shanda	105,607	4,609

	5,532,248	19,539,269

In December 2010, Ku6 Media Co., Ltd. provided a $3.2 million unsecured loan to Shanda Games Limited, a company controlled by Shanda Interactive, which carried an interest rate of 0.6% per year and was originally due in July 2011. In January 2011, Ku6 Media Co., Ltd. provided another $6.7 million unsecured loan to Shanda Games Limited, which carried an interest rate of 0.6% per year and was originally due in July 2011. The terms of these loans are in the process of being extended. In June 2011, Ku6 Media Co., Ltd. provided a further $7.3 million unsecured loan to Shanda Games Limited, which carries an interest rate of 1.37% per year and is due in May 2012.

All amounts due from related parties are non-interest bearing, unsecured and receivable on demand except for the receivables due from Shanda Games Limited described above with an annual interest rate of 0.6%.

	December 31, 2010	December 31, 2011
Other payables due to related parties
Shanghai Shulong Computer Technology Co., Ltd	—	6,832,012
Shanghai Shulong Technology Co. Ltd	3,030,711	6,345,068
Shanda Computer (Shanghai) Co., Ltd.	3,030,300	—
Hurray! Solutions Ltd.	1,586,899	—
Other related parties	128,788	375,000

	7,776,698	13,552,080

In June 2011, Ku6 Information Technology borrowed $6.8 million on an unsecured basis from Shanghai Shulong Computer Technology Co., Ltd., pursuant to an entrusted loan agreement. This loan carries an interest rate of 6.31% per year and is due in June 2012.

In December 2010, Ku6 Information Technology borrowed $3.0 million on an unsecured basis from Shanghai Shulong Technology Co., Ltd., a company controlled by Shanda Interactive, pursuant to an entrusted loan agreement. This loan carried an interest rate of 5.05% per year and was originally due in June 2011. The term of the loan was subsequently extended to December 2011 and the interest rate was revised to 5.68%. This loan was fully repaid in December 2011.

In February 2011, Ku6 Information Technology borrowed $6.4 million on an unsecured basis from Shanghai Shulong Technology Co., Ltd., pursuant to an entrusted loan agreement. This loan carried an interest rate of 5.05% per year and was originally due in August 2011. Ku6 Information Technology repaid $39,721 in 2011 and the term of the loan with respect to the remaining amount of $6.3 million was subsequently extended to February 2012. The interest rate was revised to 6.71% per year. In February 2012, $3.1 million was repaid. The term of the loan with respect to the remaining amount of $3.2 million was extended to August 2012 and the interest rate remained at 6.71% per year.

Amounts due to related parties are non-interest bearing, unsecured, and payable on demand (except as mentioned in the preceding paragraphs for specific borrowings) with interest rates ranging from 5.05% to 6.71%.

The payables to Hurray! Solutions Ltd. and other related parties amounting to $1,719,927 were waived and recorded as additional paid-in capital in 2011 as part of common control transactions involving parent Shanda.

14. INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries or VIEs in the PRC are subject to PRC Enterprise Income Tax at a corporate income tax rate of 25%.

Basic and diluted earnings from continuing operations per share effects of tax holidays and preferential tax rates for the years ended December 31, 2009, 2010 and 2011 are nil for each year.

Provision (credit) for income taxes is comprised as follows for each annual period.

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31,2011
Current income taxes from discontinued operations	750,705	6,229	—
Deferred income taxes from discontinued operations	(516,419)	(31,813)	—
Current income taxes from continuing operations	—	—	—
Deferred income taxes from continuing operations	(13,721)	(41,172)	(99,479)

	220,565	(66,756)	(99,479)

The principal components of deferred tax assets and liabilities are as follows:

	December 31, 2010	December 31, 2011
Current deferred taxes:
Cost and expense accruals	4,714,262	2,810,508
Revenue recognition	(1,217,957)	(173,502)
Less: valuation allowance	(3,496,305)	(2,637,006)

Current deferred tax assets	—	—

Non-current deferred taxes:
Depreciation and amortization	1,899,375	1,748,889
Net operating loss carry forwards	13,727,221	18,450,814
Less: valuation allowance	(15,626,596)	(20,199,703)

Non-current deferred tax assets	—	—

Intangible assets	(4,925,538)	(4,826,059)

Non-current deferred tax liabilities	(4,925,538)	(4,826,059)

A reconciliation between the PRC statutory income tax rate of 25% and the Company’s effective tax rate is as follows. The primary driver of the Company’s effective tax rate in each annual period are adjustments to the valuation allowance for deferred tax assets that are, as assessed under ASC Topic 740, more likely than not to not be realized.

	Year ended	Year ended	Year ended

	December 31, 2009	December 31, 2010	December 31, 2011
Statutory tax rate	25.0%	25.0%	25.0%
Differential statutory tax rates	0.2%	(3.3%)	(7.9%)
Non-deductible expenses	(6.2%)	0.4%	(7.9%)
Non-taxable income	—	—	—
Change in enterprise income tax rate	—	—	—
Change in valuation allowance	(19.8%)	(22.0%)	(9.0%)

Effective tax rate	(0.8%)	0.1%	0.2%

The movement of valuation allowances were as follows:

	December 31, 2009	December 31, 2010	December 31, 2011
At beginning of year	(7,772,515)	(8,309,621)	(19,122,901)
Acquisition of Ku6	—	(6,123,900)	—
Acquisition of Yisheng	(167,418)	—	—
Current year additions	(1,029,311)	(14,292,925)	(4,452,155)
Current year reversals	655,761	1,404,205	1,591,018
Transferred out due to disposal of WVAS and recorded music businesses	—	8,433,935	—
Effect of exchange rate changes	3,862	(234,595)	(852,671)

	(8,309,621)	(19,122,901)	(22,836,709)

At December 31, 2010 and 2011, tax loss carry forwards (on a gross basis prior to measurement via the tax rate) amounted to approximately $54.9 million and $73.8 million, respectively, which will expire by various years through 2016. The Company’s tax loss carry forwards exist only in the PRC, where the carry forward period is limited to five years. The Company determines whether or not a valuation allowance is required at the level of each taxable entity within a tax jurisdiction. A valuation allowance of $19,122,901 and $22,836,709 has been established as of December 31, 2010 and 2011, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future. At both December 31, 2010 and 2011, all of the Company’s net deferred tax assets, excluding the impact of non-current deferred tax liabilities associated with intangible assets which have indefinite reversal patterns, were fully reserved through valuation allowances.

As noted in Note 2(26), the Company accounts for the financial statement effects of uncertain tax positions under the provisions of ASC 740-10. At December 31, 2010 and 2011, there were no liabilities for unrecognized tax benefits as the Company did not have any significant uncertain tax positions requiring recognition and measurement under ASC 740-10.

In accordance with the PRC EIT Law, dividends which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax if and when remitted. In addition, under tax treaties between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as a Hong Kong tax resident, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE.

Since there are no undistributed earnings of the Company’s subsidiaries located in the PRC at December 31, 2010 and 2011 given the accumulated loss positions of the Company’s subsidiaries, no provision has been made for withholding taxes. Further, the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business in the PRC.

15. EQUITY COMPENSATION PLANS

2004 Share Incentive Plan

Stock options

Ku6 Media’s 2004 Share Incentive Plan (“2004 Plan”) allows the Company to offer incentive awards to employees, directors, consultants or external service advisors of the Company. Under the terms of the Plan, options are generally granted at prices equal to or greater than the fair market value on the grant date, expire 10 years from the date of grant, and generally vest over 3-4 years.

Stock options under these plans were all granted prior to 2006 and as of January 1, 2006 all granted stock options were vested. There were 44,584,700 and 43,746,700 options outstanding as of December 31, 2010 and 2011, respectively. Pursuant to the resolution of the Company’s Board on December 3, 2010, the 185,550,800 remaining ordinary shares available for future grants under the 2004 Plan were terminated and unavailable for future use.

The movements in stock options under the 2004 Share Incentive Plan as of and for the years ended December 31, 2009, 2010, and 2011 are set out below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		$		$
Outstanding at December 1, 2009	47,367,700	0.080	—	—
Granted	—	—	—	—
Exercised	(350,000)	0.025	—	—
Cancelled or Expired	(1,435,000)	0.115	—	—

Outstanding at December 31, 2009	45,582,700	0.080	3.63	147,478
Granted	—	—	—	—
Exercised	(450,000)	0.045	—	—
Cancelled or Expired	(548,000)	0.113	—	—

Outstanding at December 31, 2010	44,584,700	0.080	2.63	226,985
Granted	—	—	—	—
Exercised	(150,000)	0.025	—	—
Cancelled or Expired	(688,000)	0.096	—	—

Outstanding at December 31, 2011	43,746,700	0.079	1.62	—

Vested and expected to vest at December 31, 2011	43,746,700	0.079	1.62	—

Vested and exercisable at December 31, 2011	43,746,700	0.079	1.62	—

The aggregate intrinsic values are calculated as the differences between the market value of $0.0405, $0.0495 and $0.0120 of ordinary shares as of December 31, 2009, 2010, and 2011, respectively, and the exercise prices of the shares. The total intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011 was approximately $0.5 million, nil and nil, respectively.

Non-vested shares

Since 2006, the Company has granted restricted purchase share awards, in lieu of stock options, under the 2004 Share Incentive Plan to certain officers and senior management.

Share-based compensation expense related to non-vested stock units granted by the Company under the 2004 Plan amounted to $169,310, $84,233 and nil for the years ended December 31, 2009, 2010 and 2011.

There are no outstanding non-vested stock units as of December 31, 2011 and 2010.

A summary of non-vested stock unit activity as of December 31, 2009, 2010 and 2011 is presented below:

	Number outstanding	Weighted average grant date fair value
Non-vested stock units		$
Outstanding at January 1, 2009	13,500,300	0.0406
Granted	—	—
Vested	(6,500,300)	0.0313
Forfeited	(3,999,900)	0.0507

Outstanding at December 31, 2009	3,000,100	0.0313
Granted	—	—
Vested	(3,000,100)	0.0313
Forfeited	—	—

Outstanding at December 31, 2010	—	—
Granted	—	—
Vested	—	—
Forfeited	—	—

Outstanding at December 31, 2011	—	—

2010 Equity Compensation Plan

In December 2010, the Company authorized an equity compensation plan (“2010 Equity Compensation Plan”) that provides for issuance of options to purchase up to 698,381,300 ordinary shares of the Company. Under the 2010 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of the Company and/or its subsidiaries, and individual consultants or advisors (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or the Company’ ordinary shares, equals to the excess of the fair market value of the Company’ ordinary shares, or (iii) other types of compensation based on the performance of the Company’ ordinary shares.

On December 4, 2010, the Company granted stock options to purchase up to 516,750,000 ordinary shares under the 2010 Equity Compensation Plan at an exercise price of $0.0568 per share equivalent to the average market value in the previous fifteen trading days of the grant dates to its employees, senior management and directors. Of all the stock options granted, 272,850,000 were granted to senior management and 243,900,000 were granted to directors and employees. The contract term of the options granted to the directors and employees is six years and the contract term of the options granted to senior management is seven years.

On February 24, 2011, the Company granted stock options to purchase up to 62,000,000 ordinary shares under the 2010 Equity Compensation Plan at an exercise price of $0.0392 per share to its employees, senior management and directors. Of all the stock options granted, 9,000,000 ordinary shares were granted to directors of the Company and 53,000,000 were granted to the senior management and employees of Shanda. The contract term of the options is six years.

On July 6, 2011, the Company granted stock options to purchase up to 147,643,000 ordinary shares under the 2010 Equity Compensation Plan at an exercise price of $0.03083 per share to its employees. The contract term of the options is six years.

On August 23, 2011, the Company granted stock options to purchase up to 162,500,000 ordinary shares under the 2010 Equity Compensation Plan at an exercise price of $0.0227 per share to its employees, senior management and directors. Of all the stock options granted, 112,000,000 were granted to senior management of the Company, 15,000,000 were granted to directors of the Company, and 35,500,000 were granted to the senior management and employees of Shanda. The contractual term of the options is six years.

On October 14, 2011, the Company granted stock options to purchase up to 21,000,000 ordinary shares under the 2010 Equity Compensation Plan at an exercise price of $0.0188 per share to its senior management. The contract term of the options is six years.

As of December 31, 2011, 295,555,300 ordinary shares were available for future grants under the 2010 Equity Compensation Plan.

The options granted to directors and employees vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the grant date as stipulated in the stock option agreements.

The options granted to senior management vest in 16 instalments. The first 2 of 16 instalments—options earned in the first two quarters after the grant date—shall vest and become exercisable at the first anniversary of the grant date. There are no performance conditions attached to the first 2 instalments. For each quarter during the four-year period after the grant date (the “Performance Period Start Date”), one 1/16th instalment of the total options have the opportunity to be earned for each quarter contingent on the achievement of positive quarterly operating income for the quarter, provided the aggregate number of options earned in the Performance Period shall not exceed 14 of the 16 instalments comprising the total options granted. On each of the first, fourth, eighth and twelfth quarter earnings release dates from the first quarter of the Performance Period, all of the earned options during the four quarters preceding such earnings release date shall vest and become exercisable, in each case, provided that the employment with the Company remains on such vesting date.

In relation to the business strategy adjustments in 2011 (Note 1), the Company significantly reduced its sales forces, and certain directors, senior management and employees resigned from the Company. Accordingly, the options granted to such directors, senior managements and employees were forfeited. Accordingly, in the fourth quarter of 2011, the Company recorded a $1.0 million reversal of amounts previously recorded in the first three quarters of 2011 in stock-based compensation expense to adjust the estimated forfeiture rate to the much higher actual forfeiture rate.

In accordance with ASC 718, the Company recognizes share-based compensation expense for the options granted to directors and employees as well as the options to senior management vested only based on passage of time and continued employment with the Company, net of a forfeiture rate, using the straight-line method. For the options granted to senior management earned contingent on the achievement of quarterly performance target, the Company recognized share-based compensation expenses for the options earned in each quarter during the Performance Period using the graded-vesting attribution method when the Company concluded that it is probable that the performance targets will be achieved, net of a forfeiture rate.

Share-based compensation expense related to the stock options granted by the Company to its employees, senior management and directors under the 2010 Equity Compensation Plan amounted to $522,931 and $1,231,919 for the year ended December 31, 2010 and 2011, respectively. Share-based compensation expense related to the option awards granted by the Company to the senior management and employees of Shanda under the 2010 Equity Compensation Plan amounted to nil and $257,230 for the year ended December 31, 2010 and 2011, respectively, which was recognized as a dividend distributed to Shanda.

The movements in stock options under the 2010 Equity Compensation Plan as of and for the year ended December 31, 2011 are set out below.

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		$		$
Outstanding at January 1, 2010	—	—	—	—
Granted	516,750,000	0.0568	—	—
Exercised	—	—	—	—
Cancelled or Expired	—	—	—	—

Outstanding at December 31, 2010	516,750,000	0.0568	6.46	—

Granted	393,143,000	0.0281	—	—
Exercised	—	—	—	—
Cancelled or Expired	(507,067,000)	0.0517	—	—

Outstanding at December 31, 2011	402,826,000	0.0352	5.47	—

Vested and expected to vest at December 31, 2011	373,995,600	0.0342	5.49	—

Vested and exercisable at December 31, 2011	18,742,500	0.0568	5.00	—

The intrinsic value as of December 31, 2010 and 2011 is calculated as the difference between the market value of $0.0495 and $0.0120 of ordinary shares as of December 31, 2010 and 2011 and the exercise prices of the options.

The weighted average grant-date fair value of options granted during the year ended December 31, 2010 and 2011 was $0.0483 and $0.0151, respectively. Options vested during the year ended December 31, 2010 and 2011 was nil and 27,142,500, respectively.

As of December 31, 2010 and 2011, there was $15.4 million and $5.43 million, respectively, of unrecognized compensation cost, adjusted for estimated forfeitures, related to stock options granted by the Company to its employees, senior management and directors under the 2010 Equity Compensation Plan. This cost is expected to be recognized over a weighted average period of 4.2 and 3.4 years. Total compensation cost may be adjusted for future changes in estimated forfeitures and the probability of the achievement of performance conditions. As of December 31, 2010 and 2011, there was nil and $1.21 million, respectively, of unrecognized compensation cost, adjusted for estimated forfeitures, related to stock options granted by the Company to the employees of Shanda under the 2010 Equity Compensation Plan, which will be recognized as a dividend distributed to Shanda.

The Black-Scholes option pricing model is used to determine the fair value of the stock options granted under the 2010 Equity Compensation Plan. The Black-Scholes model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual lives of the options is based on the U.S. Treasury yield curve in effect at the time of grant. The fair values of stock options were estimated using the following weighted-average assumptions:

	Options Granted in 2010	Options Granted in 2011
Fair value of ordinary shares ($)	0.0800	0.0186~0.0367
Exercise price ($)	0.0568	0.0188~0.0392
Expected volatility (%) (4)	60%~65%	75%~82%
Expected dividend yield (%) (3)	0%	0%
Expected term (years) (2)	4~5	3.5~5
Risk-free interest rate (per annum) (%) (1)	1.9407%~2.6565%	1.2680%~1.9933%

(1)	The risk-free interest rate for periods within the contractual life of the share option is based on the U.S. Treasury yield curve in effect at the time of grant for a term consistent with the expected term of the awards.
(2)	The expected term of stock options granted is developed giving consideration to vesting period, contractual term and historical exercise pattern of options granted by the Company.
(3)	The Company has no history or expectation of paying dividends on its common stock.
(4)	Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of the Company’s common stock for a period equal to the expected term preceding the grant date.

16. SEGMENT INFORMATION

The Company follows the provisions of ASC 280, Segment Reporting, which establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

Pre-2010 Reorganization

The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. Prior to the disposal of the WVAS and recorded music businesses in August 2010 (Note 2(1)), which have been presented as discontinued operations for all the periods presented herein, the Company operated and managed two principal operating segments (each of which were reportable segments), WVAS and Recorded Music. The WVAS were delivered through the 2.5G mobile networks, which comprise Wireless Application Protocol (“WAP”) services, Multimedia Messaging Services (“MMS”), Java™ services, and WEB, and through 2G technology platforms, which comprise Short Messaging Services (“SMS”), Interactive Voice Response services (“IVR”), and Color Ring Back Tones (“CRBT”). Recorded Music services were delivered through the Company’s majority-controlled music companies and their parent company, Hurray Digital Media Technology Co., Ltd., which contracted with music artists and composers to perform and produce music. Corporate assets are related to the bank balances of overseas companies that are not directly attributable to the reportable segments. The Company uses gross profit as the key performance measure of each reportable segment. Corporate expenses are not allocated to each segment.

The financial information for the business segments which were disposed of in 2010 (Note 2(1)) and included in discontinued operations reflects that information which is specifically identifiable or which is allocated based on an internal allocation method. Selected financial information by reportable segments is as follows.

Total assets by reportable segment	December 31, 2009	December 31, 2010
WVAS	24,400,482	—
Recorded music	9,863,363	—
Corporate assets	33,904,432	—

Total assets	68,168,277	—

Capital expenditures for additions to long-lived assets by reportable segment	Year ended December 31, 2009	Year ended December 31, 2010
WVAS	599,254	402,710
Recorded music	79,028	84,613

Total capital expenditures	678,282	487,323

Revenues, cost of revenues, and gross profit by reportable segment	Year ended December 31, 2009	Year ended December 31, 2010
Revenues
WVAS	20,169,110	5,385,985
Recorded music	14,473,185	9,458,423

Total revenues	34,642,295	14,844,408

Cost of revenues
WVAS	15,331,675	3,799,581
Recorded music	12,625,139	6,118,305

Total cost of revenues	27,956,814	9,917,886

Gross profit
WVAS	4,837,435	1,586,404
Recorded music	1,848,046	3,340,118

Total gross profit	6,685,481	4,926,522

Revenues from the WVAS segment by product and service are shown in the table below:

	Year ended December 31, 2009	Year ended December 31, 2010
Revenues
SMS	5,307,435	456,968
IVR	3,943,733	545,890
RBT	4,447,918	2,493,929

2G revenues	13,699,086	3,496,787

WAP	3,145,885	565,205
MMS	1,692,585	170,281
JAVA	1,541,618	902,194
WEB	11,794	—

2.5G revenues	6,391,882	1,637,680

Other revenues	78,142	251,518

Total WVAS revenue	20,169,110	5,385,985

Recorded music revenue	14,473,185	9,458,423

Total revenues	34,642,295	14,844,408

For recorded music revenue included in discontinued operations, the Company cannot break down the revenue by service or product line without undue costs.

Post-2010 Reorganization

Following the 2010 Reorganization (the disposal of the WVAS and recorded music businesses (Note 2(1)) in August 2010 presented in discontinued operations for all the periods presented herein), the Company has only one operating segment (and reportable segment) made up of Ku6’s online advertising business (“Online Advertising”), which is presented in the continuing operations section of our consolidated statement of operations.

Geographic Information

The Company primarily operates in the PRC and all of the Company’s long-lived assets are located in the PRC. Accordingly, enterprise-wide disclosures are not necessary.

17. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share (1 ADS = 100 Shares):

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
Numerator:
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders from continuing operations	(6,021,461)	(52,858,278)	(49,343,907)
Net income (loss) attributable to Ku6 Media Co., Ltd. ordinary shareholders from discontinued operations	(17,373,400)	1,348,014	—

Net loss attributable to Ku6 Media Co., Ltd.	(23,394,861)	(51,510,264)	(49,343,907)

Denominator:
Weighted-average ordinary shares outstanding for basic calculation	2,196,291,947	3,096,421,097	4,265,277,638
Dilutive effect of restricted shares, convertible debt, and stock options	—	—	—

Weighted average ordinary shares outstanding for diluted calculation	2,196,291,947	3,096,421,097	4,265,277,638

Weighted-average ADS used in per basic ADS calculations	21,962,919	30,964,211	42,652,776
Dilutive effect of restricted shares, convertible debt, and stock options	—	—	—

Weighted-average ADS used in per diluted ADS calculations	21,962,919	30,964,211	42,652,776

Loss per share – basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders per share — basic and diluted	(0.00)	(0.02)	(0.01)
Income (loss) from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders per share — basic and diluted	(0.01)	0.00	—

Loss attributable to Ku6 Media Co., Ltd. ordinary shareholders per share — basic and diluted	(0.01)	(0.02)	(0.01)

Loss per ADS – basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders per ADS — basic and diluted	(0.27)	(1.71)	(1.16)
Income (loss) from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders per ADS — basic and diluted	(0.79)	0.04	—

Loss attributable to Ku6 Media Co., Ltd. ordinary shareholders per ADS — basic and diluted	(1.06)	(1.67)	(1.16)

Incremental ordinary shares with dilutive effect are calculated using the treasury stock method with respect to restricted shares and stock options. Under the treasury stock method, the proceeds from the assumed conversion of options and non-vested shares are used to repurchase outstanding ordinary shares using the average share price for the period. For incremental ordinary shares associated with convertible debt, dilution is calculated (if necessary) using the if-converted method, which assumes conversion at the beginning of the annual period (or date of issuance of the related debt, if later).

For all periods presented, all potentially dilutive securities associated with the Company’s convertible bond which was issued in Q2 2011 and extinguished in Q3 2011 (Note 1) and all stock options (Note 15) have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the presence of a net loss in each period as the inclusion of such potential common shares would be anti-dilutive.

18. CONCENTRATIONS

(1) Dependence on related party revenue

The Company entered into a cooperative agreement with Shengyue, a wholly owned subsidiary of Shanda in 2011. Under this agreement, Shengyue is appointed as Ku6’s primary agency to secure advertisement from various advertisers. In 2011, 38% of net revenues were derived from Shengyue and the Company expects that this percentage will increase in 2012. If the relationship with Shengyue is terminated or scaled-back, or if Shengyue alter the agency agreement in a way that is adverse to the Company, the Company’s revenue would be adversely affected.

(2) Credit risk

As of December 31, 2010 and 2011, accounts receivable of the online advertising business are typically unsecured and are derived from revenue earned from customers and agencies in China. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances. No individual customer accounted for more than 10% of net advertising revenues, or related receivables, during the year ended and as of December 31, 2010. Shengyue accounted for 38% and 75% of net revenues and net account receivables during the year ended and as of December 31, 2011 (Note 13).

	Year ended December 31, 2010	Year ended December 31, 2011
Accounts receivable	10,572,374	5,194,099
Allowance for doubtful accounts	(2,437,179)	(4,416,706)

Accounts receivable, net of allowance for doubtful accounts	8,135,195	777,393

The Company generally does not require collateral for its accounts receivable. The movements of the allowance for doubtful accounts were as follows:

Movement of allowance for doubtful accounts

The Company has not presented movements in the allowance for doubtful accounts for 2009 in the below table as such activity relates solely to discontinued operations for which there are no remaining receivable or allowance amounts.

	Year ended December 31, 2010	Year ended December 31, 2011
Balance at beginning of the year	4,015,145	2,437,179
Acquisition of Ku6	101,484	—
Provisions	1,976,053	3,637,147
Reversed	(501,485)	(177,321)
Written off	(53,563)	—
Transferred out due to disposal of WVAS and recorded music businesses	(3,100,455)	—
Transferred out due to disposal of Yisheng	—	(1,480,299)

Balance at the end of the year	2,437,179	4,416,706

As part of the Group’s change in the business strategy (Note 1), the Company laid off majority of its sales force and appointed Shengyue as its primary advertisement agency. As a result of this change, the relationship with some of previous advertisement customers was terminated and the Group provided additional allowance for doubtful accounts to reflect the expected uncollectibilty.

19. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total amounts charged to the statements of operations and comprehensive loss for such employee benefits were $2,692,679, $3,660,438 and $2,554,561 for the years ended December 31, 2009, 2010 and 2011, respectively.

20. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company entered into leasing arrangements relating to office area and internet bandwidth in 2009, 2010 and 2011. Leasing expenses for the years ended December 31, 2009, 2010 and 2011 were $2,768,340, $11,785,743 and $10,614,276, respectively.

Future minimum lease payments under non-cancellable operating lease agreements are as follows:

Within 1 year	6,132,154
Between 1 and 2 years	429,706
Between 2 and 3 years	—
Between 3 and 4 years	—

Total	6,561,860

Litigation

The Company is subject to claims and litigation, which may arise in the normal course of business. The Company is involved in a number of cases pending in various courts and arbitration as of December 31, 2011. These cases are substantially related to alleged copyright infringement. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could impact the Company’s future financial results.

The Company has recorded an accrual balance of $2,683,968 in “Accrued expenses and other liabilities” in the consolidated balance sheet as of December 31, 2011 (Note 12). The accrual was based on judgments handed down by the court and out-of-court settlements as of or after December 31, 2011 but related to alleged copyright infringement arising before December 31, 2011. The accrual was based upon management’s best estimation according to the historical actual compensation amount per video of Ku6 for similar legal actions in the past and the advice from PRC counsel. The Company is in the process of appealing certain judgments for which the loss has been accrued.

There are no accruals for any additional losses related to unasserted claims or any other amounts.

Contingencies

The Company accounts for loss contingencies in accordance with ASC 450, “Contingencies,” and other related guidance. Set forth below is a description of certain loss contingencies as well as the opinion of management as to the likelihood of loss.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet business, including the provision of online video and online advertising services. Specifically, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. Since the Company is incorporated in the Cayman Islands, neither the Company nor its PRC subsidiary is eligible to engage in Internet business. To comply with PRC laws and regulations, the Company conducts its operations in China through a series of contractual arrangements entered into among its wholly owned PRC subsidiaries, Beijing Technology, Tianjin Technology and Kusheng. (collectively “wholly owned PRC subsidiaries”), and the consolidated affiliated entities in the PRC, namely Beijing Information, Tianjin Information, Ku6 (Beijing) Cultural Media Co., Ltd. (“Ku6 Cultural”), Yisheng and Ku6 Network (collectively “consolidated affiliated entities in the PRC”) and their respective shareholders.

Under the equity pledge agreements among our PRC subsidiaries, certain of our consolidated affiliated entities and the shareholders of our consolidated affiliated entities, the shareholders of our consolidated affiliated entities have pledged all of their equity interests in these entities to our relevant subsidiaries by recording the pledge on the shareholder registers of the respective entities. However, according to the PRC Property Rights Law, which became effective as of October 1, 2007, a pledge is not valid unless it is registered with the relevant local administration for industry and commerce. Ku6 Information Technology and Tianjin Ku6 Network have completed the registration of equity pledges on November 13, 2008 and January 20, 2012, respectively. Ku6 Cultural and Tianjin information are in the process of registering the relevant equity pledges with the local administration for industry and commerce for the benefit of our PRC subsidiaries.

Beijing Information, Tianjin Information, Ku6 Cultural, Yisheng and Ku6 Network hold the licenses and permits necessary to conduct our online video, online advertising and related businesses in China. In the opinion of management, (i) the ownership structure of the Company, its wholly owned PRC subsidiaries and the consolidated affiliated entities in the PRC are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the consolidated affiliated entities in the PRC are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with the consolidated affiliated entities in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations.

Under PRC Ministry of Commerce (“MOFCOM”) security review rules promulgated in September 2011, a national security review is required for certain mergers and acquisitions by foreign investors raising concerns regarding national defense and security. Foreign investors are prohibited from circumventing the national security review requirements by structuring transactions through proxies, trusts, indirect investment, leases, loans, control through contractual arrangements, or offshore transactions. Management has concluded there is no need to submit the existing contractual arrangements with the consolidated affiliated entities in the PRC and their shareholders to the MOFCOM for national security review based upon analysis of the rules. However, there are substantial uncertainties regarding the interpretation and application of the MOFCOM security review rules, and any new laws, rules, regulations or detailed implementation measures in any form relating to such rules. Therefore, the Company cannot be assured that the relevant PRC regulatory authorities, such as the MOFCOM, would not ultimately take a contrary view to the opinion of management and the Company’s PRC legal counsel. If the MOFCOM or other PRC regulatory authority determines that the Company needs to submit the existing contractual arrangements with the consolidated affiliated entities in the PRC and their shareholders for national security review, the Company may face sanctions by the MOFCOM or other PRC regulatory authority, which may include, among others, requiring the Company to restructure its ownership structure, discontinuation or restriction of operations in the PRC, or invalidation of the agreements that the wholly owned PRC subsidiaries have entered into with the consolidated affiliated entities in the PRC and their shareholders.

In such case, the Company may not be able to operate or control business in the same manner as it currently does, and therefore, may not be able to consolidate the affiliated entities in the PRC. In addition, the relevant regulatory authorities would have broad discretion in dealing with such violations which may adversely impact the financial statements, operations and cash flows of the Company (including restrictions on the Company to carry out business).

If the consolidated affiliated entities in the PRC and their shareholders fail to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under PRC laws. The PRC laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and may materially and adversely affect the results of operations and the financial position of the Company.

In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or the contractual arrangements with the consolidated affiliated entities in the PRC is remote.

21. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s VIE subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $56.1 million, or 110.3% of the Company’s total consolidated net assets as of December 31, 2011. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes as all business is principally conducted inside the PRC, the Company may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely to declare and pay dividends to or distributions to the Company’s ordinary shareholders. Accordingly, the Company has included Schedule I in accordance with Regulation S-X promulgated by the United States Securities and Exchange Commission.

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

BALANCE SHEET

	December 31, 2010	December 31, 2011
	(in U.S. dollars, except number of shares)
Assets
Current assets:
Cash	11,048,500	7,754,457
Prepaid expenses and other current assets	241,017	434,230
Amount due from related parties	3,841,766	19,534,641

Total current assets	15,131,283	27,723,328
Investments in subsidiaries and variable interest entities	31,959,213	27,155,056

Total assets	47,090,496	54,878,384

Liabilities and shareholders’ equity
Accrued expenses and other current liabilities	1,266,380	942,423
Amounts due to subsidiaries and variable interest entities	77,833	2,707,933
Amount due to related parties	—	375,000

Total current liabilities	1,344,213	4,025,356

Shareholders’ equity:
Ordinary shares ($0.00005 par value; 12,000,000,000 shares authorized; 3,481,174,498 and 5,019,786,036 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	174,008	250,939
Additional paid-in capital	130,100,153	184,874,259
Accumulated deficit	(83,105,464)	(132,449,371)
Accumulated other comprehensive income (loss)	(1,422,414)	(1,822,799)

Total shareholders’ equity	45,746,283	50,853,028

Total liabilities and shareholders’ equity	47,090,496	54,878,384

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

STATEMENT OF OPERATIONS

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
	(in U.S. dollars, except number of shares)
Operating expenses:
Product development	—	150,584	603,879
Selling and marketing	118,521	160,231	(31,880)
General and administrative	5,520,453	4,072,134	2,433,905

Total operating expenses	5,638,974	4,382,949	3,005,904

Loss from operations	(5,638,974)	(4,382,949)	(3,005,904)
Interest income	355,616	9,404	112,416
Interest expense	—	—	(375,000)
Other income	—	205,043	—
Foreign exchange loss (gain)	1,085	(38,767)	(9)
Gain from disposal of subsidiary	221,899	—	—
Equity in loss of subsidiaries, VIEs and affiliate	(18,334,487)	(47,302,995)	(46,075,410)

Net loss	(23,394,861)	(51,510,264)	(49,343,907)

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

STATEMENTS OF CASH FLOWS

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
	(In U.S. dollars)
Operating activities:
Net loss	(23,394,861)	(51,510,264)	(49,343,907)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	169,310	1,891,931	1,231,919
Stock-based compensation cost in relation to disposition of Yisheng	—	—	522,251
Equity in profit of subsidiary companies	18,334,487	47,302,995	46,075,410
Gain from disposal of subsidiary	(221,899)	—	—
Prepaid expenses and other current assets	40,047	(106,581)	(193,214)
Amount due from related parties	—	(942,919)	(1,692,875)
Other payables and accruals	1,008,149	4,738	(323,957)
Amounts due to subsidiaries and variable interest entities	34,929	2,381	(77,833)
Amounts due to related parties	—	—	375,000

Net cash provided by (used in) operating activities	(4,029,838)	(3,357,719)	(3,427,206)

Investing activities:
Decrease/(Increase) of short-term investments	(10,000,000)	10,000,000	—
Proceeds from disposal of subsidiary	268,759	37,243,901	—
Loan to subsidiaries	—	(53,418,876)	(5,762,569)
Loan to related parties	—	(3,200,000)	(14,108,019)
Investment in subsidiary	(2,000,000)	—	(30,000,000)
Purchase of equity affiliate	—	—	—

Net cash used in investing activities	(11,731,241)	(9,374,975)	(49,870,588)

Financing activities:
Proceeds from exercise of options	2,500	20,350	3,750
Proceeds from issuance of ordinary shares to Shanda	—	—	50,000,000
Proceeds from issuance of Convertible Bond to Shanda	—	—	50,000,000
Cash paid for redemption of Convertible Bond to Shanda	—	—	(50,000,000)

Net cash provided by financing activities	2,500	20,350	50,003,750

Effect of exchange rate changes on cash and cash equivalents	—	—	—
Net decrease in cash and cash equivalents	(15,758,579)	(12,712,344)	(3,294,043)
Cash and cash equivalents, beginning of year	39,519,423	23,760,844	11,048,500

Cash and cash equivalents, end of the year	23,760,844	11,048,500	7,754,457

Note

Basis for Preparation

The Financial Information of the Parent Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company has used the equity method to account for its investment in its subsidiaries and its variable interest entities.