Form 20-F/A
period 2011-12-31
Ku6 Media Co., Ltd
filed 2012-04-10
CIK 1294435

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

TABLE OF CONTENTS

Page
EXPLANATORY NOTE	1
ITEM 19 EXHIBITS	2
SIGNATURE	3
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2011, which was originally filed with the Securities and Exchange Commission on March 29, 2012, for the sole purpose of adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data as Exhibit 101.

No other changes have been made to our annual report on Form 20-F. This Amendment No. 1 does not reflect events that have occurred after the filing date of March 29, 2012 of our annual report on Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

1

Item 19.	EXHIBITS

Number	Description

101.INS †	XBRL Instance Document.

101.SCH †	XBRL Taxonomy Extension Schema Document.

101.CAL †	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF †	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB †	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE †	XBRL Taxonomy Extension Presentation Linkbase Document.

†	This Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

KU6 MEDIA CO., LTD.

By:	/s/ Yu Shi
	Name:	Yu Shi
	Title:	Chief Executive Officer

Date: April 10, 2012

3