Form 20-F
period 2012-12-31
Ku6 Media Co., Ltd
filed 2013-04-19
CIK 1294435

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-51116

Ku6 Media Co., Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Building 6, Zhengtongchuangyi Centre No. 18, Xibahe Xili, Chaoyang District Beijing 100028, People’s Republic of China
(Address of principal executive offices)

Frank Feng

Acting Chief Financial Officer

Telephone: +86 10 5758-6666

Fax number: +86 10 5758-6834

Building 6, Zhengtongchuangyi Centre

No. 18, Xibahe Xili, Chaoyang District

Beijing 100028, People’s Republic of China

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

4,732,446,560 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

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

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

Page

INTRODUCTION	1
PART I	2
Item 1. Identity of Directors, Senior Management and Advisors	2
Item 2. Offer Statistics and Expected Timetable	2
Item 3. Key Information	2
Item 4. Information on the Company	30
Item 4A. Unresolved Staff Comments	49
Item 5. Operating and Financial Review and Prospects	49
Item 6. Directors, Senior Management and Employees	65
Item 7. Major Shareholders and Related Party Transactions	71
Item 8. Financial Information	75
Item 9. The Offer and Listing	76
Item 10. Additional Information	77
Item 11. Quantitative and Qualitative Disclosures About Market Risk	89
Item 12. Description of Securities Other Than Equity Securities	90
PART II	91
Item 13. Defaults, Dividend Arrearages and Delinquencies	91
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	91
Item 15. Controls and Procedures	91
Item 16. Reserved	92
Item 16A. Audit Committee Financial Expert	92
Item 16B. Code of Ethics	92
Item 16C. Principal Accountant Fees and Services	92
Item 16D. Exemptions from the Listing Standards for Audit Committees	93
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	93
Item 16F. Changes in Registrant’s Certifying Accountant	94
Item 16G. Corporate Governance	94
Item 16H. Mine Safety Disclosure	94
PART III	94
Item 17. Financial Statements	94
Item 18. Financial Statements	94
Item 19. Exhibits	94
Exhibit 1.4
Exhibit 2.1
Exhibit 4.4
Exhibit 4.5
Exhibit 4.6
Exhibit 4.7
Exhibit 4.8
Exhibit 4.9
Exhibit 4.10
Exhibit 4.11
Exhibit 4.12
Exhibit 4.13
Exhibit 4.14
Exhibit 4.15
Exhibit 4.16
Exhibit 4.17
Exhibit 4.18
Exhibit 4.19
Exhibit 4.20
Exhibit 4.21
Exhibit 4.37
Exhibit 4.39
Exhibit 4.41
Exhibit 4.43
Exhibit 4.47
Exhibit 4.49
Exhibit 4.50
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1
Exhibit 101.INS
Exhibit 101.SCH
Exhibit 101.CAL
Exhibit 101.DEF
Exhibit 101.LAB
Exhibit 101.PRE

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•                  “$” and “U.S. dollars” refer to the legal currency of the United States;

•                  “ADSs” refers to our American depositary shares, each of which represents 100 ordinary shares;

•                  “Cayman Companies Law” refers to the Companies Law (2012 Revision) of the Cayman Islands (as amended);

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

•                  expected continued acceptance of our content;

•                  our plans to expand and diversify the sources of our revenues;

•                  expected changes in the respective shares of our revenues from particular sources;

•                  our plans for staffing, research and development and marketing;

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

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents certain selected consolidated financial information for our business. You should read the following information in conjunction with our audited consolidated financial statements, the notes thereto and Item 5. “Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. The data as of December 31, 2011 and 2012 and for the years ended December 31, 2010, 2011 and 2012 has been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The data as of December 31, 2009 and 2010 and for the years ended December 31, 2009 has been derived from our audited consolidated financial statements not included in this annual report. The data as of December 31, 2008 and for the years ended December 31, 2008 has been derived from unaudited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

In May 2010, we sold all of our 51% interest in Beijing Huayi Brothers Music Co., Ltd., or Huayi Music, to Huayi Brothers Media Corporation. In August 2010, we completed the disposal of our remaining wireless value-added services, or WVAS, and recorded music businesses to Shanda Interactive and also acquired from Shanda Interactive the control of Shanghai Yisheng Network Technology Co., Ltd., or Yisheng, an online audio business. The initial acquisition of the online audio business from Shanda Interactive was accounted for as an acquisition under common control and the disposal of the WVAS and recorded music businesses, including Huayi Music, was accounted for as discontinued operations in accordance with U.S. GAAP in our consolidated financial statements. In August 2011, we disposed of a significant interest in Yisheng and retained a 20% interest. The disposal gain was recognized as an increase in additional paid-in capital for the year ended December 31, 2011.

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands of U.S. dollars, except for share and per share data)
Historical Condensed Consolidated Statement of Operations Data
Net revenues:
Advertising
Third parties	—	758	15,854	11,146	1,633
Related parties	—	279	702	8,076	12,482
Total net revenues	—	1,037	16,556	19,222	14,115
Cost of revenues:
Advertising
Third parties	—	(557)	(40,083)	(30,501)	(14,603)
Related parties	—	—	(376)	(379)	—
Total cost of revenues	—	(557)	(40,459)	(30,880)	(14,603)
Gross profit (loss)	—	480	(23,903)	(11,658)	(488)
Operating expenses	(2,401)	(7,130)	(29,703)	(37,912)	(10,482)
Operating loss from continuing operations	(2,401)	(6,650)	(53,606)	(49,570)	(10,970)
Interest income	1,432	356	57	170	620
Interest expenses	—	—	(31)	(1,119)	(619)
Gain on reduction of acquisition payable	5,000	—	—	—	—
Foreign exchange loss	(8,990)	—	—	—	—
Other income, net	—	2	0	1,294	1,730
Loss before income tax benefits from continuing operations	(4,959)	(6,292)	(53,580)	(49,226)	(9,239)
Income tax benefits	—	14	41	99	—
Equity in losses of affiliated company, net of tax	—	—	—	(263)	(252)
Loss from continuing operations, net of tax	(4,959)	(6,278)	(53,539)	(49,390)	(9,491)

Discontinued operations:
Loss from operations of discontinued operations, net of tax	(7,744)	(21,778)	(3,383)	—	—
Gain from disposal of discontinued operations, net of tax	413	222	4,487	—	—
(Loss) income from discontinued operations, net of tax	(7,331)	(21,556)	1,104	—	—
Net loss	(12,290)	(27,834)	(52,435)	(49,390)	(9,491)
Less: Net loss attributable to the non-controlling interests from continuing operations	—	257	681	46	—
Less: Net (income) loss attributable to the non-controlling interests and redeemable non-controlling interests from discontinued operations	337	4,183	244	—	—
Net loss attributable to Ku6 Media Co., Ltd.	(11,953)	(23,395)	(51,510)	(49,344)	(9,491)
Loss from continuing operations, net of tax, attributable to Ku6 Media Co., Ltd.	(4,959)	(6,021)	(52,858)	(49,344)	(9,491)
(Loss) income from discontinued operations, net of tax, attributable to Ku6 Media Co., Ltd.	(6,994)	(17,374)	1,348	—	—
Net loss attributable to Ku6 Media Co., Ltd.	(11,953)	(23,395)	(51,510)	(49,344)	(9,491)
Loss per share, basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	—	(0.00)	(0.02)	(0.01)	(0.00)
(Loss) income from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	(0.01)	(0.01)	0.00	—	—

Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	(0.01)	(0.01)	(0.02)	(0.01)	(0.00)
Weighted average shares used in per share calculation—basic and diluted	2,185,615,129	2,196,291,947	3,096,421,097	4,265,277,638	4,901,279,176

Historical Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	59,473	49,744	27,295	26,750	13,071
Restricted cash	—	—	—	3,600	—
Short term investments	—	10,000	—	—	—
Accounts receivable, net	12,658	4,062	8,461	3,517	4,466
Other current assets	5,580	2,155	9,051	20,424	6,620
Property and equipment, net	980	1,472	8,003	3,593	2,918
Goodwill	3,157	2,099	6,896	6,233	6,233
Other assets	6,476	1,976	27,264	24,673	22,862
Total assets	88,324	71,508	86,970	88,790	56,170
Current liabilities	6,316	13,783	36,406	33,111	17,778
Non-current liabilities	316	421	4,926	4,826	4,826
Total liabilities	6,632	14,204	41,332	37,937	22,604
Redeemable non-controlling interests	—	371	—	—	—
Ordinary shares ($0.00005 par value; 12,000,000,000 ordinary shares authorized; 2,193,343,740, 2,200,194,040, 3,481,174,498, 5,019,786,036 and 4,732,446,560 ordinary shares issued and outstanding as of December 31, 2008, 2009, 2010, 2011 and 2012, respectively)	110	110	174	251	236
Other Ku6 Media Co., Ltd. shareholders’ equity	76,799	54,966	45,572	50,602	33,330
Non-controlling interests	4,783	1,857	(108)	—	—
Total liabilities, redeemable non-controlling interests and shareholders’ equity	88,324	71,508	86,970	88,790	56,170

Exchange Rate Information

We present our historical consolidated financial statements in U.S. dollars. Certain contractual amounts in Renminbi described in this annual report are translated into U.S. dollar amounts solely for the convenience of the reader. Except as otherwise specified, these amounts are translated at a rate of RMB6.2301 to $1.00, the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2012, unless otherwise stated. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be at any particular rate, or at all.

The following table sets forth information regarding exchange rates between Renminbi and U.S. dollars for the periods indicated:

	Exchange Rate
Period	Period End	Average(1)	High	Low
	(RMB per $1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 12, 2013)	6.1914	6.1991	6.2078	6.1914

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

We rely on Shengyue, an affiliated advertising agency, for substantially all of our revenues. If Shengyue fails to continue as our advertising agency or if we are unable to collect accounts receivable from Shengyue in a timely manner, our financial condition, results of operations and prospects may be materially and adversely affected.

We generate substantially all of our revenues from online advertising. Historically, we entered into a majority of our online advertising agreements with various third-party advertising agencies. In April 2011, we entered into an advertising agency agreement with Shengyue, an affiliate wholly owned by Shanda Interactive, pursuant to which Shengyue agreed to act as our exclusive advertising agency for our standard media resources and as our non-exclusive advertising agency for our highly interactive advertising resources. Since then, we have relied on Shengyue as our sole advertising agency, which manages our sales to, and collects payments from, substantially all of our advertisers.

Pursuant to the advertising agency agreement with Shengyue, Shengyue generates advertising revenues for us by selling our advertising capacity and resources directly to advertising customers at a price it determines. Shengyue guarantees to us a minimum amount of revenues for each quarter. In return, we guarantee a certain amount of web traffic for our webpage on which Shengyue posts advertisements. If the advertising revenues from Shengyue exceed the minimum guaranteed amount, we are required to pay Shengyue a progressive commission fee based upon increasing percentages for additional tiers of revenue in excess of the guaranteed amount. We settle the advertising revenues net of commission fees with Shengyue on a periodic basis and recognize revenues net of commission fee. The initial term of this advertising agency agreement expired on December 31, 2012. In January 2013, we amended and restated this agreement with Shengyue and extended its term to December 31, 2013. For the years ended December 31, 2011 and 2012, we generated advertising revenues of $8.1 million and $12.5 million from Shengyue. Since the commencement of the arrangement, we have been able to satisfy the web traffic requirements under the advertising agency agreement. As we enjoyed a commission-free trial period in 2011 under the agreement, and the advertising revenues in 2012 did not exceed the minimum amount guaranteed by Shengyue, we incurred nil and nil commission fees payable to Shengyue in 2011 and 2012, respectively. To the extent that future advertising sales by Shengyue to our advertisers increase significantly and exceed the minimum guaranteed amounts, progressively higher commission fees would be incurred, which may negatively affect our profit margin.

As Shengyue acts as our advertising agency for substantially all of our advertisers, we rely heavily on the operations of Shengyue to generate our revenues. If Shengyue fails to continue as our advertising agency or if we are unable to collect accounts receivable from Shengyue in a timely manner for any reason, our financial condition, results of operations and prospects may be materially and adversely affected. In addition, there can be no assurance that this agreement will be extended or renewed after its expiration or that we will be able to further extend or renew such agreement on terms and conditions favorable to us. If Shengyue breaches its obligations under such agreement or refuses to extend or renew it on commercially reasonable terms when the term expires, we may not be able to find a suitable alternative advertising agency or establish our own sales team to make direct sales to the advertisers in a timely manner. Any termination or deterioration of our relationship with Shengyue, and any further extension or renewal on terms and conditions less favorable to us, would have a material adverse effect on our business, financial condition and results of operations.

We require a significant amount of cash to fund our operations. We cannot assure you that we can meet our working capital requirements or other capital needs through improved operating results or additional financings in amounts or on terms acceptable to us, or at all.

The operation of an online user-generated content, or UGC, video business requires continuous, substantial investment in content, technology, talent and infrastructure. In order to implement our development strategies to expand our infrastructure and optimize our services across Internet-enabled devices, and further expand and diversify our revenue sources, we may incur additional capital needs in the future. We will also need to fund our research and development activities in order to remain competitive on cost and technology. We reported net losses attributable to our company of $51.5 million, $49.3 million and $9.5 million for the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, we had cash and cash equivalents of $13.1 million and net current assets of $6.4 million. Our net cash used in operating activities in 2012 was $8.1 million. We cannot assure you that we will be able to generate sufficient cash flows or otherwise maintain sufficient working capital to finance our anticipated operations and capital expenditure requirements, as well as achieve projected cash collections from customers and contain expenses and cash used in operations. Achievement of better operating performance is not assured and management expects to continue to implement its liquidity plans, which includes reducing operating expenses. In addition, various matters may impact our liquidity such as:

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

If we cannot obtain sufficient funding to meet our working capital requirements or other capital expenditure needs, we may not be able to execute our growth strategies and our business, financial condition and prospects may be materially and adversely affected.

We have a history of losses, and we may be unable to achieve or sustain profitability.

We incurred net losses in each of the fiscal years from 2007 through 2009 and continued to incur losses in each of the fiscal years from 2010 through 2012 after we entered the online video business. Our ability to achieve profitability is affected by various factors, including:

•                  growth of the online video industry and the online advertising market;

•                  the transition from long-form professional content to short-form UGC;

•                  the continued growth and maintenance of our user base;

•                  our ability to control our costs and expenses; and

•                  our ability to provide new advertising services to meet the demands of our advertising customers.

Many of these factors are beyond our control. Our growth also depends on the continuous development of the online advertising market in China and brand advertisers’ allocation of more budgets to online video industry. We cannot assure you that online advertising, as a new marketing channel, will become more widely accepted in China or that the advertisers will increase their spending on online video websites. We may continue to incur net losses in the future due to our continued investments in content, technology, bandwidth and talent. If we cannot successfully offset our increased costs with an increase in net revenues, our gross margin, financial condition and results of operations could be materially and adversely affected. We may also continue to incur net losses in the future due to changes in the macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner.

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

The online video industry is rapidly evolving and subject to continuous technological changes and changes in industry standards. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from the technological developments. For example, the development of broadband enabled the enjoyment of high definition videos online. In addition, the number of people accessing the Internet via devices other than personal computers, including mobile phones and other hand-held devices, has increased in recent years. With the rapid development of 3G and 4G mobile communication services in China, we expect this trend to continue. If we do not adapt our products and services to such changes in an effective and timely manner, we may suffer from a decreased user traffic, which may result in a reduced number of advertisers using our online advertising services. Furthermore, changes in technologies may require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. Failure in keeping up with technological development may result in our products and services being less attractive, which in turn, may materially and adversely affect our business, results of operations and prospects.

If we fail to continue to anticipate user preferences and provide products and services to attract and retain users, we may not be able to generate sufficient user traffic to remain competitive.

Our success depends on our ability to generate sufficient user traffic through provision of attractive products and services. To attract and retain users and compete against our competitors, we must maintain high-quality UGC that provides our users with a satisfactory online video experience. With UGC, users can upload and share their own videos and spend a longer time on our website, and we believe a “community-like” environment will enhance users’ loyalty to our website and such network effect broadens advertisers’ reach of audience.

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

You may not be able to rely on our quarterly operating results as an indication of our future performance because our quarterly operating results may be subject to significant fluctuations.

We may experience significant fluctuations in our quarterly operating results due to a variety of factors, many of which are beyond our control. Significant fluctuations in our quarterly operating results could be caused by many factors, including, but not limited to:

•                  our ability to retain existing users, attract new users at a steady rate and maintain user satisfaction;

•                  the creation of new content by our users and the popularity of such content;

•                  technical difficulties, system downtime or Internet failures for our websites;

•                  the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure ;

•                  the adoption of new, or changes to existing, governmental regulations; and

•                  economic conditions in general and specific to the online video industry in China.

As a result, you should not rely on quarter-to-quarter or semi-annual-to-semi-annual comparisons of our operating results as indicators of our future performance. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ADSs could decline and you could lose part or all of your investment.

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

Substantially all of the advertisements shown on our website are provided to us by our advertising agency on behalf of advertisers. We cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the application of these laws and regulations. For example, Article 38 of the Advertisement Law provides that an advertisement operator who knows or should have known the posted advertisement is false or fraudulent will be subject to joint and several liabilities. However, for the determination of the truth and accuracy of the advertisements and the actual or constructive knowledge of the website, there are no implementing rules or official interpretations, and such a determination is at the sole discretion of the relevant local branch of the SAIC, which results in uncertainty in the application of these laws and regulations.

If we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects. See Item 4.B. “Business Overview—Government Regulation—Regulations on Advertisements.”

We may need to record impairment charges to earnings if our acquisition goodwill or acquired intangible assets are determined to be impaired, which would adversely affect our results of operations.

As part of our expansion and diversification strategy, we may acquire or invest in companies in the same or related industries in which we operate. We record acquisition goodwill and acquired intangible assets on our balance sheet in connection with such acquisitions and investments arrangements, respectively. We are required to review our acquisition goodwill for impairment at least annually and review our acquired intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, including a decline in stock price and market capitalization and a slowdown in our industry, which may result from the recent global economic slowdown. If the carrying value of our acquisition goodwill or acquired intangible assets were determined to be impaired, we would be required to write down the carrying value or to record charges to earnings in our financial statements during the period in which our acquisition goodwill or acquired intangible assets is determined to be impaired. During the years ended December 31, 2010, 2011 and 2012, we recorded impairment of nil, nil and nil, respectively, for acquisition goodwill relating to our discontinued and continued operations and impairment of nil, $1.4 million and nil, respectively, for acquired intangible assets relating to our discontinued and continued operations. Any significant impairment charges would adversely affect our results of operations.

Disruption or failure of our systems could impair our users’ online video experience and adversely affect our reputation.

Our ability to provide users with a high-quality online video experience depends on the continuous and reliable operation of our systems. We cannot assure you that we will be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our website and decrease the overall effectiveness of our website to both users and advertisers. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could hurt user experience and our reputation, causing our users and advertisers to switch to our competitors’ websites. Our systems and proprietary video content delivery network, or CDN, are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our systems. We have experienced service interruptions in the past which typically were caused by (i) overload of our servers, (ii) unexpected overflow of user traffic, and (iii) service malfunction of the telecommunications operators, such as power outage of Internet data centers or network transmission congestion. We may continue to experience similar interruptions in the future despite our continuous efforts to improve our systems. Since we host our servers at third-party Internet data centers, any natural disaster or unexpected closure of Internet data centers operated by third-party providers may result in lengthy service interruptions.

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

We have been and expect to continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website.

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

We have been and may continue to be subject to claims for defamation, negligence, infringement of third-party copyright and other rights, such as privacy and image rights, or other claims based on the nature or content of videos or other information provided by Ku6 Holding or our users on our websites. Prior to the acquisition by us, Ku6 Holding recorded expenses relating to such claims of $1.6 million and $0.4 million during the years ended December 31, 2008 and 2009, respectively. After the acquisition in 2010, we recorded expenses relating to such claims of nil and $2.1 million during the years ended December 31, 2010 and 2011, respectively, and recorded a benefit of $0.1 million (being the net effect of reversal of previously recorded expenses of $1.0 million and current period expense of $0.9 million) during the year ended December 31, 2012. We paid $1.0 million, $0.2 million and $0.5 million to settle such claims during the years ended December 31, 2010, 2011 and 2012, respectively, and the balance of accrued litigation provision was $0.7 million, $2.7 million and $2.1 million as of December 31 2010, 2011 and 2012, respectively. We do not carry any liability insurance covering such risks.

Due to the significant number of videos uploaded by users, which currently amounts to an average of approximately 105,000 files on a daily basis, we may not be able to identify all content that may infringe on third-party rights. Thus, our failure to identify unauthorized videos posted on our website may subject us to, and may continue to subject us to, claims of infringement on third-party intellectual property rights or other rights. Third parties may also make claims against us for losses incurred in reliance on the information on our websites. In addition, we may be subject to administrative actions brought by the National Copyright Administration of the PRC, or the NCAC, or its local branches for alleged copyright infringement. Although we have not previously been subject to legal actions for copyright infringement in jurisdictions other than the PRC, it is possible that we may be subject to such claims in the future. Such other jurisdictions may impose different protections for copyrights, and the claims may result in potentially larger damages awards than have been imposed in the PRC. For example, although our operations are in China and our site is targeted at audiences in Asia, our site includes some English-language content and is accessible by users in the United States and elsewhere. There is a risk that a U.S. court may determine that it has jurisdiction over us in connection with claims for U.S. copyrights. Although U.S. copyright laws, including the Digital Millennium Copyright Act (17 U.S.C. § 512), or the DMCA, provide safeguards from claims for monetary relief for copyright infringement for certain entities that host user-uploaded content and that comply with specified statutory requirements, it is possible that a U.S. court would conclude that it has jurisdiction and that we are not eligible for, or have not complied with all the statutory requirements to qualify for, the safeguards provided by the DMCA. Under such circumstances, it is possible that we could be subject to claims of copyright infringement in the United States.

It could be time-consuming and costly to defend these claims, which, with or without merit, may cause us to incur significant costs and liabilities and could materially and adversely affect our business, and also result in diversion of the attention of our management and our financial resources and negative publicity on our brand and reputation. The failure to successfully defend any of them may result in substantial damage awards and/or court orders that may prevent us from continuing to provide certain of our existing services.

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

The validity, enforceability and scope of protection available under intellectual property laws with respect to the Internet industry in China are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend copyrights issued to us or our other intellectual property or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention.

Complexity, uncertainties and changes in government policies or regulations of Internet industry may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our online video business is subject to strict government regulations in China. The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. Under the current PRC regulatory scheme, a number of regulatory agencies, including the State Administration of Radio, Film, and Television, or SARFT, the Ministry of Culture, the Ministry of Industry and Information Technology, or MIIT, the General Administration of Press and Publication, or GAPP, the State Council Information Office, or SCIO, and the State Internet Information Office established by SCIO in May 2011, jointly regulate all major aspects of the Internet industry, including the online video industry. Operators must comply with restrictions related to foreign investment in value-added telecommunication services industry in China and obtain various government approvals and licenses, including an Internet content provider license, or ICP license, and an Internet audio/video program transmission license, prior to the commencement of online video operations.

We believe that we have obtained the licenses and permits essential for our business operations. However, given the Internet-related laws and regulations are relatively new and rapidly evolving in China, their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to violate applicable laws and regulations. The permits, licenses or approvals that we hold may be subject to challenge, we may fail to obtain permits or licenses that may be deemed necessary for our operations, or we may not be able to renew certain permits or licenses. We may also need to apply for additional permits or licenses when we enter new sectors of the Internet industry. For example, we may need to apply for the Internet News Information Service Permit issued by the SCIO or the Internet Publication License issued by the GAPP in connection with the current events channel on our website. We are also in the process of applying to upgrade the Internet audio/video program transmission license to cover all contents that are being transmitted through our website and the related activities. If we fail to maintain any of the required permits, licenses or approvals, we may be subject to various penalties, including fines and discontinuation of, or restriction on, our operations. Any such disruption of our business operations may have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, actions by the PRC government, including the interpretation, re-interpretation and application of existing PRC laws, regulations and policies and promulgation of new laws, regulations or policies relating to the Internet industry, may create substantial uncertainties regarding the legality of existing and future foreign investments in the Internet industry in China. Any such actions may have a material adverse effect on our business, financial condition, results of operations and prospects. For example, in December 2012, the GAPP published a proposed rule relating to Internet publication which, among other things, seeks to clarify the meaning of the “Internet publication service” and “Internet publication” as well as modify the application procedures for the relevant license. We plan to apply for the required license once the final rule is issued. However, we cannot assure you that such application would be approved by the relevant governmental agencies in a timely manner or at all. If we fail to obtain the license, we may be subject to various administrative penalties, including fines and confiscation of our income or assets, and we may be forced to discontinue our business and our website may be blocked.

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

The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Furthermore, Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in administrative penalties, such as fines, the revocation of licenses to provide Internet content and other licenses and the closure of the concerned websites. In the past, failure to comply with such requirements has resulted in the closure of certain websites. The website operator may also be held liable for such censored information displayed on or linked to the website.

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

Although we attempt to monitor the content on our websites, we are not able to control or restrict the content of other Internet content providers linked to or accessible through our websites, or content uploaded to, or generated or placed on, our websites by our users. To the extent that PRC regulatory authorities find any content displayed on our websites objectionable, they may require us to limit or eliminate the dissemination of such information on our websites. If third-party websites linked to or accessible through our website operate unlawful activities such as online gambling on their websites, PRC regulatory authorities may require us to report such unlawful activities to relevant authorities and to remove the links to such websites, or they may suspend or shut down the operation of such websites. PRC regulatory authorities may also temporarily block access to certain websites for a period of time for reasons beyond our control. Any of these actions may reduce our user traffic and adversely affect our business. In addition, we may be subject to penalties for violations of those regulations arising from information displayed on or linked to our websites, including a suspension or shutdown of our online operations.

Concerns about collection, use and security of personal data could damage our reputation and deter current and potential users from using our services.

We have an extensive user base for our video platform, from which we collect personal data about our registered users. Under our privacy policy, without our users’ prior consent, we may not provide any of our users’ personal data to any unrelated third party. While we strive to comply with our privacy policies and other applicable data protection laws and regulations, any failure or perceived failure of compliance may result in proceedings or actions against us by our users, government authorities or other parties, and could damage our reputation. User and regulatory attitudes toward privacy are evolving, and their concerns about the extent to which personal data may be recorded, used or shared may adversely affect our ability to record, use or share such data, which may limit our advertising capabilities and the effectiveness of the marketing efforts of our advertising agencies.

Concerns about the security of personal data could also lead to a decline in general Internet usage, which could lead to lower user traffic on our platform. Recently, the PRC government started to require, to certain extent, real name registration for Internet services. Decrease of anonymity may impair user experience of online media consumption, deter our users from viewing, uploading and sharing videos on our website and reduce the amount of their interactive activities. A significant reduction in user traffic could lead to lower advertising revenues. Any of the above could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our management concluded that our internal control over financial reporting was effective as of December 31, 2012 and our independent registered public accounting firm has issued an attestation report concluding that our internal control over financial reporting was effective in all material aspects. However, we had identified a material weakness in our internal control over financial reporting as of December 31, 2010 relating to a lack of sufficient competent accounting personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and prepare financial statements and related disclosures under U.S. GAAP. Although such material weakness was subsequently rectified and our management concluded that our internal control over financial reporting was effective as of December 31, 2011 and 2012, we cannot assure you that we will be able to maintain the effectiveness of our internal control over financial reporting on a continuing basis in the future. As effective internal control over financial reporting is necessary for us to produce reliable financial reports and are important to help prevent fraud, any failure to maintain effective internal control over financial reporting could harm our business and result in a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

We believe that we were a passive foreign investment company (“PFIC”) for taxable years 2006, 2007, 2008 and 2009 and it was not clear whether we were a PFIC for taxable year 2011.  Although we believe we were not a PFIC for taxable year 2012, we may be a PFIC for subsequent taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors.

We will be a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is passive income or (b) 50% or more of the average quarterly value, generally determined by fair market value, of our assets during such taxable year consists of assets that either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets and (b) received directly a proportionate share of the other corporation’s income. We believe that we were a PFIC for taxable years 2006, 2007, 2008 and 2009, and it was not clear whether we were a PFIC for taxable year 2011. The determination of our PFIC status is subject to uncertainty, however, because the treatment of the contractual arrangements between our PRC subsidiaries and our VIEs for purposes of the PFIC rules is uncertain.  If we were a PFIC for 2006, 2007, 2008, 2009 and 2011, and you held ordinary shares or ADSs during any such taxable years, we would continue to be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which you hold them.  Our PFIC status for any taxable year will not be determinable until after the end of the taxable year and will depend on the composition of our income and assets and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ordinary shares or ADSs (which may be especially volatile).  For these reasons, and because of the uncertainties regarding the treatment of our contractual arrangements with our VIEs, there can be no assurance we will not be a PFIC for any taxable year. Such characterization could result in adverse U.S. federal income tax consequences to a U.S. investor. In general, if we are a PFIC, then “excess distributions” to a U.S. investor and any gain realized by a U.S. investor on the sale or other disposition of our ordinary shares or ADSs will be allocated ratably over the U.S investor’s holding period for the ordinary shares or ADSs; the amount allocated to the taxable year of receipt of the proceeds of such distribution or disposition and any year prior to our becoming a PFIC will be taxed as ordinary income; and the amount allocated to each other taxable year will be subject to tax at the highest rate in effect for the applicable class of taxpayer for that year. Additionally, an interest charge will be imposed with respect to the resulting tax attributable to each such other taxable year and the U.S. investor will be subject to U.S. tax reporting requirements. Alternatively, if we are a PFIC and if our ADSs are “regularly traded” on a “qualified exchange,” a U.S. investor could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above.

Given the complexity of the issues regarding our classification as a PFIC, U.S. investors are urged to consult their own tax advisors for guidance as to the U.S. federal, state and local and other tax consequences of our status as a PFIC in light of their particular circumstances, as well as the availability of, and procedures for making, a mark-to-market or other available election. For further discussion of the adverse U.S. federal income tax consequences of our classification as a PFIC, see Item 10.E. “Taxation—U.S. Federal Income Taxation” below.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet business, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet business, including the provision of online video and online advertising services. Specifically, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. Moreover, a foreign investor must have certain track record in the value-added telecommunication business or advertisement business before it can obtain direct equity interests in a PRC company that operates in these industries. Since we are a Cayman Islands company without any track-record of value-added telecommunication service or advertisement operations, neither we nor our PRC subsidiaries are eligible to hold a license to operate our website or our advertisement business in China. As a result, we conduct our operations in China principally through contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities, and their respective shareholders. These contractual arrangements enable us to exercise effective control over these entities and hence treat them as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see Item 4.C. “Organizational Structure.”

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

On July 13, 2006, the MIIT issued the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must legally own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the notice and cure such noncompliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their valued-added telecommunication business operating licenses. Ku6 Information Technology, one of our consolidated affiliated entities, holds the licenses and permits necessary to conduct our online video, online advertising and related businesses in China. However, the related trademarks are owned by Beijing WFOE, one of our wholly owned PRC subsidiaries. If the MIIT strictly enforces the notice, we may be required to transfer those trademarks from Beijing WFOE to Ku6 Information Technology.

If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, including our value-added telecommunication license and ICP license, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our website, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

Our existing contractual arrangements with our consolidated affiliated entities and their shareholders may be subject to national security review by MOFCOM, and the failure to pass the national security review could have a material adverse effect on our business, results of operations and reputation.

In August 2011, the Ministry of Commerce, or MOFCOM, promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Merger and Acquisition of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular 6. The MOFCOM Security Review Rules became effective on September 1, 2011. Under the MOFCOM Security Review Rules, a national security review is required for certain mergers and acquisitions by foreign investors raising concerns regarding national defense and security. Foreign investors are prohibited from circumventing the national security review requirements by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. The application and interpretation of the MOFCOM Security Review Rules remain unclear. If MOFCOM or other PRC regulatory agency subsequently determines that we need to submit our existing contractual arrangements with our affiliated PRC entity and its shareholders for national security review by interpretation, clarification or amendment of the MOFCOM Security Review Rules or by any new rules, regulations or directives promulgated after the date of this report, we may face sanctions by MOFCOM or other PRC regulatory agency. These sanctions may include revoking the business or operating licenses of our PRC subsidiaries or our consolidated affiliated entities and its subsidiaries, discontinuing or restricting our operations in China, confiscating our income or the income of our PRC subsidiaries or our consolidated affiliated entities, requiring us to undergo a costly and disruptive restructuring such as forcing us to transfer our equity interest in our PRC subsidiaries to a domestic entity or invalidating the agreements that our PRC subsidiaries have entered into with our consolidated affiliated entities and their respective shareholders, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these sanctions could cause significant disruption to our business operations, including rendering us unable to access cash and other assets of, exercise our ownership rights in and consolidate the results of operations of our affiliated entities in China, which would have a material adverse effect on our business, results of operations and reputation.

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

All of our contractual arrangements with them are governed by PRC law and provide for the resolution of disputes through arbitration in China.  Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in China is not as developed as in certain other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be adversely affected.

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

We are a holding company and our operations are principally conducted through our PRC subsidiaries and our consolidated affiliated entities. As a result, the ability of our company to pay dividends and to finance debts depends upon the service fees and license fees paid by our consolidated affiliated entities to our PRC subsidiaries and dividends and other distributions paid by our PRC subsidiaries to our company. If any of our subsidiaries or consolidated affiliated entities incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay service fees or dividends directly or indirectly to our company.

Under PRC laws and regulations, our PRC subsidiaries and our consolidated affiliated entities may pay dividends only out of their retained earnings as determined in accordance with PRC accounting standards and regulations. There is no significant difference between retained earnings as determined in accordance with PRC accounting standards and in accordance with U.S. GAAP. In addition, our PRC subsidiaries and our consolidated affiliated entities are required to set aside at least 10% of their after-tax net income each year, if any, to fund certain statutory reserves, which are not distributable as cash dividends, until the aggregate amount of such funds reaches 50% of their respective registered capital. As of December 31, 2012, the registered capital was $11,700,000 for Beijing WFOE, $60,000,000 for Tianjin WFOE and $30,000,000 for Tianjin Ku6 Network WFOE, respectively. As none of our PRC subsidiaries has made any profits to date, our PRC subsidiaries have not been subject to the statutory reserve fund requirements and have not set aside any money to fund the statutory reserve funds or staff welfare and bonus funds. Our PRC subsidiaries will not be able to pay dividends to us or our offshore subsidiaries until they generate accumulated profits and meet the requirements for statutory reserve funds. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are restricted in their ability to transfer a portion of their net assets to our company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $52.7 million, or 157.0% of our company’s total consolidated net assets, as of December 31, 2012. In addition, our PRC subsidiaries and our consolidated affiliated entities may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These staff welfare and bonus funds are not distributable as cash dividends.

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

As of December 31, 2012, we made long-term, interest-free loans in an aggregate principal amount of RMB31.0 million ($5.0 million) to the shareholders of our consolidated affiliated entities to enable them to fund the initial capitalization and the subsequent financial requirements of our consolidated affiliated entities. Each of the loans to the shareholders of Ku6 Information Technology and Ku6 Cultural has an unspecified term and will be repayable upon demand. Each of the loans to the shareholders of Tianjin Ku6 Network has an initial term of 20 years expiring in December 2031, which can be extended upon written agreement. We may in the future make additional loans to the shareholders of our consolidated affiliated entities in China in connection with any increase in the capitalization or financial requirements of these entities to the extent necessary and permissible under applicable PRC laws and regulations. Our ability to collect these long-term loans will depend on the profitability and results of operations of these consolidated affiliated entities, which are uncertain.

The new PRC Property Rights Law may affect the perfection of the pledge in our equity pledge agreements with our consolidated affiliated entities and their individual shareholders.

Under the equity pledge agreements among our PRC subsidiaries, certain of our consolidated affiliated entities and the shareholders of our consolidated affiliated entities, the shareholders of our consolidated affiliated entities have pledged all of their equity interests in these entities to our relevant subsidiaries by recording the pledge on the shareholder registers of the respective entities. According to the PRC Property Rights Law, which became effective as of October 1, 2007, a pledge is not valid unless it is registered with the relevant local administration for industry and commerce. The SAIC and its local branches have adopted registration procedures with respect to the registration of equity pledges according to the Property Rights Law. All of our consolidated affiliated entities have completed their registration of the applicable equity pledges under the PRC Property Rights Law and the registration procedures. However, our corporate structure may change from time to time, and the various equity pledge agreements may need to be frequently amended. For example, the shareholders of Ku6 Culture and Ku6 Information Technology changed in August 2012, which required us to amend the registered equity pledges. We completed both amendments in 2012. We cannot assure you, however, that our consolidated affiliated entities will be able to register the equity pledges or their amendments in the future. If they are unable to do so, the pledges may be unenforceable under the PRC Property Rights Law. Until such pledge interests are registered, they are not considered perfected under the PRC law. Consequently, if any individual shareholder of our consolidated affiliated entities breaches his or her obligations under the contractual arrangements with respect to these entities while the relevant equity pledges are not registered, there is a risk that our PRC subsidiaries may not be able to successfully enforce the equity pledges and would need to resort to legal proceedings to enforce their contractual rights.

As a result of Shanda Interactive’s controlling ownership interest, Shanda Interactive will effectively control the outcome of shareholder actions in our company and may take actions that might not be beneficial to you as a holder of our ADSs.

As of December 31, 2012, Shanda Interactive beneficially held 3,334,694,602 ordinary shares, representing 70.5% of the voting power in our company. Shanda Interactive’s ownership interest gives it the power to control any actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association, or the NASDAQ listing requirements, including the election and removal of any member of our board of directors, mergers, consolidations and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under equity incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Shanda Interactive’s voting power may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. Similarly, Shanda Interactive may approve a merger or consolidation of our company which may result in you receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenter rights may not be available to you in such an event.

We may have conflicts of interest with Shanda Interactive or its affiliates. Because of Shanda Interactive’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

As of December 31, 2012, Shanda Interactive beneficially owned approximately 70.5% of our outstanding equity interests. Conflicts of interest may arise between Shanda Interactive and us in a number of areas relating to our past and ongoing relationships. In addition to the conflicts of interests we have discussed in other risk factors, potential conflicts of interest that we have identified include the following:

•                  Our board members or executive officers may have conflicts of interest. Mr. Tianqiao Chen and Mr. Danian Chen, who are our directors, currently also serve as directors or officers of Shanda Interactive. Some of our directors also own equity interests in Shanda Interactive. Our board members may receive incentive share compensation from Shanda Games Limited, a subsidiary of Shanda Interactive, from time to time. These relationships could create perceived or actual conflicts of interest when these persons are faced with decisions with potentially different implications for Shanda Interactive and us.

•                  Agreements with Shanda Interactive and its affiliates. The various agreements that we entered into with Shanda Interactive and its affiliates, including the loan agreements with Shanda Games Limited and its consolidated affiliated entities in China, the advertising agency services agreement with Shengyue and other transactions described under Item 7. B. “Related Party Transactions,” may be less favorable to us than would be the case if they were negotiated with third parties. Moreover, Shanda Interactive may use its control over us to prevent us from bringing a legal claim against it in the event of a contractual breach, notwithstanding our contractual rights under the agreements and any other agreement we may enter into with Shanda Interactive and its affiliates from time to time.

•                  Potential competition with Shanda Interactive. Shanda Interactive may engage in certain transactions or businesses that directly or indirectly compete with our online video and audio business. In particular, we rely on advertising agency services provided by Shengyue, an affiliate wholly owned by Shanda Interactive. Shengyue may provide similar services to some of our competitors, which may have a material adverse effect on our business.

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

•                  Developing business relationships with Shanda Interactive’s competitors. So long as Shanda Interactive remains our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other companies that engage in online video, online literature or online game businesses.

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

In October 2005, the State Administration of Foreign Exchange of the PRC, or SAFE, issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fundraising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005, and which was supplemented by an implementing notice issued on November 24, 2005. Subsequently, SAFE issued a series of implementation rules and guidance, including the Implementing Rules Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of the Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of July 1, 2011, and Notice on Further Adjustments to Measures for the Administration of Foreign Exchange for Direct Investment, which became effective on December 17, 2012. We refer to them collectively as Circular 75.

Under Circular 75, PRC residents and citizens must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of an overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with SAFE thereafter upon the occurrence of certain material capital changes. The registration and filing procedures under Circular 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders’ loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction. Circular 75 also requires that if a PRC resident has established or gained control of an SPV and completed the return investment prior to the implementation of this Circular 75 but failed to complete the foreign exchange registration in relation with its overseas investment, it shall carry out such registrations with the local branch of SAFE in accordance with this Circular 75 by March 31, 2006. After the PRC resident has retroactively completed the foreign exchange registration in relation with its overseas investment, the local branch of SAFE may process the registration pertaining to foreign investment and foreign debt for the relevant PRC enterprises.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within China, unless it is provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Failure to comply with Circular 142 could result in liabilities for such PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions, including (i) being required to take appropriate remedial action, confiscation of any illegal income and imposition of a fine of up to 30% of the illegal amount involved and (2) in circumstances involving serious violations, a fine of between 30% and 100% of the illegal amount involved shall be imposed on the organization or individual concerned. If we are found to violate Circular 142 or other laws in relation with foreign exchange, we may be subject to severe monetary or other penalties.

All participants of our existing equity compensation plans who are PRC domestic individuals are required to register with SAFE, and the failure to so comply could subject us and such participants to penalties.

On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or Circular 7, which replaced the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of an Overseas Listed Company issued by SAFE on March 28, 2007. According to Circular 7, domestic individuals, which include PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year other than foreign diplomatic personnel and representatives of international organizations, are required to register with SAFE and complete certain other procedures if such individuals participate in an employee stock ownership plan or a stock option plan in a publicly listed overseas company. These participants should retain a PRC agent, which can be a subsidiary of the overseas listed company in China, to handle various foreign exchange matters associated with these plans. They must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options and their purchase and sale of stocks. The PRC agent of a PRC domestic individual participant must apply for the approval of an annual allowance if such participant needs to use funds in China in connection with the stock incentive plan. The PRC agent is also required to submit a filing form with respect to the stock incentive plan at the beginning of each quarter. The foreign exchange proceeds received by the PRC domestic individual participants from the sale of shares under the stock option plans granted by the overseas listed companies must be remitted into the bank accounts in China opened by their employers or PRC agents. We and our PRC domestic individual employees who have been granted share options will be subject to these rules. While we have completed the required registration of our 2010 Equity Compensation Plan, or the 2010 Plan, with the Tianjin Branch of SAFE in November 2012, we cannot assure you that all future participants will register with SAFE in a timely manner, or at all. Any failure to comply with such regulations may subject us and the participants of our equity compensation plans who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our personnel which is currently a significant component of the compensation of many of our PRC employees, as a result of which our business operations may be adversely affected.

The PRC tax authorities’ enhanced scrutiny of PRC enterprise income tax on offshore equity transfers may have a negative impact on your investment in our ADSs.

In connection with the EIT Law, the Ministry of Finance and the State Administration of Taxation jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, in April 2009. On December 10, 2009, the State Administration of Taxation issued the Notice Concerning the Strengthening of Enterprise Income Tax Administration with Respect to Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. The PRC tax authorities have the discretion under Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment.

Under Circular 698, when a non-PRC resident enterprise directly or indirectly transfers an equity interest in a PRC-resident enterprise and enterprise income tax on the capital gains from such transfer is not withheld, such non-PRC tax resident must file a tax return with the PRC tax authorities and pay tax on the capital gains. Thus, our investors that are non-PRC resident enterprises may be required by the PRC tax authorities to make a filing upon the transfer of our ADSs or ordinary shares, and may be required to pay PRC tax on gains realized from such transfer at a rate of 10% even if we are not treated as a PRC “resident enterprise.”

We may be deemed a PRC resident enterprise under the EIT Law and be subject to PRC taxation on our worldwide income.

The PRC Enterprise Income Tax Law, or the EIT Law, includes a provision specifying that legal entities organized outside China will be considered residents for PRC income tax purposes if their place of effective management or control is within China. If legal entities organized outside China were considered residents for PRC income tax purposes, they would be subject to the 25% enterprise income tax imposed by the EIT Law on their worldwide income. The implementation rules to the EIT Law provide that non-resident legal entities will be considered China residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. reside within China. Although substantially all of our operational management is currently based in China, it is uncertain whether our company and our offshore intermediate holding company would be deemed as PRC tax resident enterprises under the EIT Law and other related PRC laws and regulations. If our company and our offshore intermediate holding company were deemed as PRC tax resident enterprises and have earned income other than dividends from our PRC subsidiaries, a 25% enterprise income tax on our global income could increase our tax burden and negatively affect our financial condition and results of operations.

Dividends that we receive from our PRC subsidiaries are subject to PRC withholding tax.

In accordance with the EIT Law and its implementation rules, dividends which arise from profits of foreign invested enterprises earned after January 1, 2008 are subject to a 10% withholding tax. As of December 31, 2012, our PRC subsidiaries had no undistributed earnings available for distribution. In addition, our company does not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future and we intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business in China. Accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon distributions of dividends by our PRC subsidiaries to us. Any future dividends that our company receives from our PRC subsidiaries will be subject to PRC withholding tax.

The enforcement of the PRC labor contract law may materially increase our costs and decrease our net income.

The PRC National People’s Congress promulgated the Labor Contract Law and its implementation rules, both of which became effective on January 1, 2008. Compared to previous labor laws, the Labor Contract Law and its implementation rules provides stronger protection for employees and imposes more stringent obligations on employers with regard to, among others, minimum wages, severance payments upon permitted termination of employment by an employer and non-fixed term employment contracts, time limits for probation period as well as the duration and the times that an employee can be placed on a fixed-term employment contract. Due to the limited period of effectiveness of the Labor Contract Law and its implementation rules, and the lack of clarity with respect to their implementation and potential penalties and fines, it is uncertain how they will impact our current employment policies and practices.

Compliance with the Labor Contract Law and its implementation rules may increase our operating expenses, in particular our personnel expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may also limit our ability to effect those changes in a manner that we believe to be cost-effective or desirable, and could result in a material decrease in our profitability. Furthermore, a significant number of our employees are contracted through third-party human resources companies that are responsible for managing, among others, payrolls, social insurance contributions and local residency permits of these employees. We may be held jointly liable if such human resources companies fail to pay such employees their wages and other benefits or otherwise become liable to these employees for labor law violations.

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

PRC regulation of loans and direct investment by offshore holding companies in PRC entities may limit us from making loans or additional capital contributions to our PRC operating subsidiaries or our consolidated affiliated entities.

As the offshore holding company of our PRC subsidiaries, we have historically financed, and may continue to finance, our PRC subsidiaries by extending loans or making additional capital contributions to them. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to finance the operations of any of our PRC subsidiaries which is a foreign-invested enterprise may not exceed statutory limits and are required to be registered with SAFE. We may also need to increase the registered capital of our PRC subsidiaries or finance them through capital contributions. Such changes and capital contributions must be approved by MOFCOM or its local branches.

Our ability to use the U.S. dollar proceeds of the sale of our equity or debt to finance our business activities conducted through our PRC subsidiaries will depend on our ability to obtain these governmental registrations or approvals. In addition, because of the regulatory issues related to foreign currency loans to, and foreign investment in, domestic PRC enterprises, we may not be able to finance the operation of our consolidated affiliated entities in China by loans or capital contributions. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all. If we fail to obtain such approvals, our ability to finance our PRC subsidiary and to expand our operations in China may be severely restricted, and could materially and adversely affect our liquidity and our ability to fund and expand our business.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively.

Substantially all of our revenues and operating expenses are denominated in Renminbi. The PRC government imposes controls on currency conversion between Renminbi and foreign currencies and, in certain cases, the remittance of currency out of and into China. Under existing PRC foreign exchange regulations, payments of current account items, including payment of dividends, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign exchange in their current accounts, subject to a ceiling approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. In addition, approval of the appropriate governmental authorities is required if Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of offshore bank loans denominated in foreign currencies. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future. Under our current corporate structure, the income of our company will be primarily derived from dividend payments from Beijing WFOE and Tianjin WFOE. Shortages in the availability of foreign currency may restrict the ability of Beijing WFOE and Tianjin WFOE to remit sufficient foreign currency to pay dividends to us, or otherwise satisfy its foreign currency-dominated obligations.

Our business, financial condition and results of operations could be materially and adversely affected by a severe and prolonged global economic downturn and a corresponding slowdown of the PRC economy.

Recent global market and economic conditions have been unprecedented and challenging and have caused persisting recession in most major economies in 2008 and 2009 and significant market volatility since 2010. Continued concerns about the systemic impact of a potentially long-term and widespread recession, energy costs, geopolitical issues and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected business and consumer confidence and contributed to volatility at unprecedented levels. The PRC economy also faces challenges. Since we derive substantially all of our revenues in China, any prolonged slowdown in the growth of the PRC economy could have a material adverse effect on our business, financial condition and results of operations. Disruptions of the financial markets could also significantly restrict our ability to obtain financing in the capital markets or from financial institutions.

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

While the PRC economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our advertising services rise at a rate that is insufficient to compensate for the rise in our costs, our business may be materially and adversely affected. In order to control inflation in the past, the PRC government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. Such austerity measures can lead to a slowing of economic growth. A slowdown in the PRC economy could also materially and adversely affect our business and prospects.

The audit report included in this annual report was prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspections.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditors. As a result, investors in our ADSs may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to other public company auditors outside of China that are subject to PCAOB inspections. As a result, investors in our ADSs may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Any occurrence of pandemic avian influenza or other widespread public health problem, or any recurrence of severe acute respiratory syndrome, or SARS, could adversely affect our business and results of operations.

An outbreak of pandemic avian influenza or other widespread public health problem, or a renewed outbreak of SARS in China, where most of our revenues are derived, and in Beijing, where our operations are headquartered, could have a negative effect on our operations. There have been recent reports of outbreaks of an avian flu caused by the H7N9 virus, including confirmed human cases, in China. Our operations may be affected by a number of health-related factors, including the following:

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. The sale price of our ADSs on the NASDAQ Global Market ranged from $0.90 to $4.04 per ADS in 2012 and the last reported sale price on April 18, 2013 was $1.00.

Our ADS price may fluctuate in response to a number of events and factors, including among other factors:

•                  announcements of technological or competitive developments;

•                  regulatory developments in our target markets affecting us, our customers or our competitors;

•                  announcements of share repurchase program;

•                  actual or anticipated fluctuations in our quarterly operating results;

•                  changes in financial estimates by securities research analysts;

•                  changes in the economic performance or market valuations of our website;

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

Future sales or perceived sales of substantial amounts of our ordinary shares or ADSs by our controlling shareholder could adversely affect the price of our ADSs.

If our controlling shareholder sells, or is perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding stock options, the market price of our ADSs could fall. Such sales, or perceived potential sales, by our controlling shareholder might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. If our controlling shareholder sells a substantial amount of ordinary shares it currently holds, the prevailing market price for our ADSs could be adversely affected.

As a foreign private issuer with ADSs listed on the NASDAQ Global Market, we follow home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose ADSs are listed on the NASDAQ Global Market, we are permitted to follow home country corporate governance practices instead of certain NASDAQ requirements. A foreign private issuer that elects to follow its home country practice must submit to the NASDAQ Stock Market LLC a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each NASDAQ requirement with which it does not comply followed by a description of its applicable home country practice.

As a company incorporated in the Cayman Islands with ADSs listed on the NASDAQ Global Market, we intend to follow our home country practice instead of NASDAQ requirements that mandate that:

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

Our corporate affairs are governed by our memorandum and articles of association, by the Cayman Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law in this area may not be as clearly established as they would be under statutes or judicial precedents in existence in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more developed and judicially interpreted bodies of corporate laws. Moreover, under the Cayman Companies Law, for mergers and consolidations involving two Cayman Islands companies or a Cayman Islands company and an overseas company, dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed to by the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions, and such rights may not be comparable to the appraisal rights that would ordinarily be available to dissenting shareholders of a U.S. company. Finally, Cayman Islands companies may not have standing to initiate shareholder derivative actions before any federal court of the United States. As a result, our shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a public company incorporated in a jurisdiction in the United States.

Our shareholders may have difficulties in enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for our shareholders to effect service of process within the United States upon these persons. It may also be difficult for our shareholders to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States.

There is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state due to the lack of reciprocal treaty in the PRC providing statutory recognition of judgments obtained in the United States. Furthermore, it is uncertain whether such PRC courts would be competent to hear original actions brought in the PRC against us or such persons who reside outside the United States predicated upon the securities laws of the United States or any state.

Although there is some uncertainty as to the enforcement in the Cayman Islands, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws, a final and conclusive judgment in personam of a competent foreign court, including a competent United States court, against our company based upon the agreements under which a definite sum of money is payable other than a sum payable in respect of taxes or other charges of a like nature of a fine or other similar penalty, may be the subject of enforcement proceedings in the Grand Court of the Cayman Islands under the common law doctrine of obligation by action on the debt evidenced by the judgment of such competent foreign court. A final opinion as to the availability of this remedy should be sought when the facts surrounding the foreign court’s judgment are known, but, on general principles, it would be expected that such proceedings be successful provided that (a) the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and (b) the judgment is not contrary to public policy in Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice and is not based on an error in Cayman Islands law.

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

Pursuant to the EIT Law, we may be treated as a PRC resident enterprise for PRC tax purposes. See “—Risks Related to Doing Business in China—We may be deemed a PRC resident enterprise under the EIT Law and be subject to PRC taxation on our worldwide income” above. If we were so treated by the PRC tax authorities, we would be obligated to withhold PRC income tax on payments of dividends on our ordinary shares and ADSs to investors that are non-resident enterprises, provided that such dividends are deemed as China-sourced income. A non-resident enterprise is an enterprise that does not have an establishment or place of business in China or that has such establishment or place of business but its income is not effectively connected with the establishment or place of business. In addition, any gain realized by investors that are non-resident enterprises from the transfer of our ordinary shares or ADSs may be deemed as China-sourced income and generally be subject to PRC tax. Such dividends and gains to investors that are non-resident enterprises would generally be subject to a 10% PRC withholding tax, unless a reduced tax rate is provided by any applicable tax treaty and the holders have completed the relevant procedures prescribed by the PRC tax authorities to prove their beneficial owner status.

Moreover, under the PRC Individual Income Tax Law, or the IITL, if we are treated as a PRC resident enterprise, non-resident individual investors would be subject to PRC individual income tax on dividends paid to such investors and any capital gains realized from the transfer of our ordinary shares and ADSs, provided that such dividends and gains are deemed as China-sourced income. A non-resident individual is an individual who has no domicile in China and does not stay within China or has stayed within China for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our ordinary shares or ADSs after deducting all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. If we were considered a PRC resident enterprise and dividends paid with respect to our ordinary shares and ADSs and the gains realized from the transfer of our ordinary shares and ADSs were considered China-sourced income by relevant PRC tax authorities, such dividends and gains earned by non-resident individuals would generally be subject to PRC tax at a rate of 20%, unless a reduced tax rate is provided by any applicable tax treaty and the holders have completed the relevant procedures prescribed by the PRC tax authorities to prove their beneficial owner status.

The foregoing PRC taxes may reduce your investment return on our ordinary shares and ADSs and may also affect the price of our ordinary shares and ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may refuse to deliver, transfer, or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law, any government, governmental body or commission or the NASDAQ Global Market, or under any provision of the deposit agreement, or because of a meeting of shareholders of our company, or for any other reason.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has brought administrative proceedings against five accounting firms in China recently alleging that they refused to produce audit work papers and other documents related to certain China-based companies under investigation by the SEC for potential accounting fraud. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S. listed companies audited by these accounting firms. If the SEC prevails in the proceedings, our independent registered public accounting firm and the other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies listed in the United States like us. If none of the China-based auditors are able to continue to be auditors for China-based companies listed in the United States, we will not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the NASDAQ Global Market.

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

In April 2002, we established a new holding company, Hurray! Holding Co., Ltd., in the Cayman Islands.

In 2007, we entered into an agreement to sell our software and systems integration, or SSI, business to Taiwan Mobile, which assumed control over the management and assumed the risks of our SSI business in August 2007. We completed the remaining closing procedures in April 2008. This divestment enabled us to focus on our strategy of becoming an entertainment content production and distribution house in China.

Before August 17, 2010, we primarily engaged in WVAS business in China and music development, production and distribution and artist development business in China and Taiwan. From 2007 to 2010, we expanded our WVAS and recorded music businesses both organically and through a series of acquisitions of controlling stakes in independent recorded music companies.

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

On August 17, 2010, we changed our name from “Hurray! Holding Co., Ltd.” to “Ku6 Media Co., Ltd.”

On August 11, 2011, we disposed of a significant interest in Yisheng as part of the strategic transition from online audio business to online video business. After the disposal, our company ceases to control Yisheng and only retains a 20% interest in Yisheng.

We currently operate and focus on our online video business as our principal business. We derive substantially all of our revenues from online advertising services. As a result of management’s review and adjustment of our business strategies, beginning in April 2011, we have engaged Shengyue, an affiliate wholly owned by Shanda Interactive, as our sole advertising agency using performance advertising under which advertisers pay only for measurable results. We have also shifted our focus from purchasing licensed video copyrights to relying on UGC.

Our principal executive offices are located at Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China. Our telephone number is +86 10 5758-6813. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Ave, Suite 204, Newark, DE 19711.

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

Our online video business focuses on UGC and community-based content and we seek to be a strategically focused company with focuses on users’ experience and technology development. We provide a comprehensive selection of unique and differentiated UGC and, to a lesser extent, some in-house developed content and licensed content on our websites. Our broad selection of online video content includes news, comedies, Channel V music videos, games, micro movies and sub-channels such as entertainment, sports, finance, fashion, technology, automobile, education and others. We also provide an online platform that allows users to share comments on videos, ensuring that our users enjoy a highly engaging and interactive experience on our websites. As of December 31, 2012, our content library had more than 53 million video clips. The volume of high-quality and differentiated content available on our website has allowed us to establish a valuable user base in China, consisting primarily of young urban educated users between the ages of 18 and 44, a particularly attractive demographic to advertisers.

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

Our Video Platform

Our Website

In 2011, we moved our content focus from long-form videos to short-form videos. Users can access our website for short-form videos, including hot news and reports, first-hand information and entertainment videos, which can be provided by users or our content partners or produced in-house.

Our website has a series of user-friendly functions such as search tools and recommendations. In 2012, we rebuilt and optimized our search and recommendation engines, which have been integrated into both of our web and mobile products. The average page views of the new search page increased by over 30% compared with the old search page, and the new recommendation system led to nearly doubled average video views for each unique visitor to our website. We also help users navigate our database and find videos of interest by creating popularity ranking indices and interest-based video channels, such as ent.ku6.com for entertainment and sports.ku6.com for sports. We provide social features, such as community web pages and video sharing and commenting tools. We also offer a search history for frequent visitors to help them quickly locate recently viewed video clips. We present a chat box alongside videos so that users viewing the same video at the same time can have live, online chats. Users may create a playlist based on their preferences so that the requested video will be broadcast continuously. Registered visitors may upload video clips easily to our website and comment on each video clip to share their opinions. We believe all these features help provide an enhanced user experience and reinforce user loyalty.

In addition, users can download our proprietary P2P software, “Speed Ku6,” and install it on their personal computers to enhance their viewing experience with high-quality videos and smooth connections. We also provide an application, “Upload Speed,” for users to upload video clips from their personal computers. As of December 31, 2012, our users had uploaded approximately 27 million video clips through the “Upload Speed” application. We have also launched a new product, ChannelMe, to give our priority value creating users/units, or VCUs, a unique identity and provide additional features for them to customize their homepage. It also allows users to interact with our priority VCUs online, such as sending virtual gifts to their favorite priority VCUs.

In January 2012, we entered into an agreement with YouTube, a renowned international video-sharing website owned by Google, which allowed our international users to view original videos from China on a new channel on YouTube’s website. In March 2012, we established a partnership arrangement with Channel V, a music video entertainment TV channel, to bring its content to our users on our website. In May and September 2012, we began cooperation with Kaixin001.com, a Chinese social network service website, and NetEase, Inc., a Chinese Internet company with microblog services, respectively, for video sharing. Contents on our website can be embedded into their websites, and our users can easily share them with their friends through Kaixin001.com and NetEase platform. Users of Kaixin001 and NetEase may also upload and share videos through our platform without leaving their websites.

Mobile Platform

We significantly expanded our product portfolio for mobile platforms in 2012. Users can use their mobile phones to watch a large number of videos on ku6.com through compatible web browsers. For iPhones and Android devices, users may also install the mobile version of our Ku6 application, Ku6 Show, which allows them to view video clips on our website online and offline, and to shoot and upload video clips onto our website on the go. Our Channel V application caters users with music videos. We have also cooperated with Shanda Innovations and developed a microfilm application, Micro Cool, which provides a mobile community platform for video sharing and focuses on short videos of not more than thirty seconds. Once installed, this application connects mobile devices to our mobile community platform and supports video shooting, editing, uploading and sharing.

Our Content

UGC (User-Generated Content)

Our website allows Internet users to easily upload, watch and share UGC video clips. We offer creative talents, particularly the younger Chinese generation, channels for artistic expression outside the traditional mainstream content formats such as television. Our UGC has experienced rapid growth in terms of the number of users who upload video clips, the number and varieties of video clips uploaded every day, and the number of daily video views. In 2012, we delivered an average of over 50,000 new UGC video clips each day covering a wide range of subject matters from entertainment to news, comedies, sports, finance, fashion and beyond. UGC is well embraced by Internet users, particularly young Internet users, given its sharing and interactive qualities.

Our editorial team is responsible for communicating with users on the types of UGC we believe are popular and well demanded. We have also introduced the product New Weiguan which is designed to increase users’ attention to each other and increase viewership of UGC.

In order to encourage more users to upload UGC to our website, we have purchased the licensing rights to some popular UGC, and have started to share advertising revenues with individual users whose number of uploads exceed certain thresholds. In August 2011, we established a revenue sharing program to target three types of users: contracted users, certified original content providers and general uploading users. We reward each type of user in accordance with different revenue sharing criteria. For example, we pay contracted users certain fees based on the popularity of their videos and also a percentage of revenues based on the total video views as quarterly bonus. The quarterly bonus for a contracted user may range from RMB2,000 to RMB8,000 if the user’s videos are viewed on our website more than one million times. Contracted users contribute approximately 50% of all the videos on our website.

In-house Developed Content

In addition to UGC, our content includes in-house developed content that we produce from time to time, such as online talk shows, celebrity interviews and reality shows to our viewers. We select the types of content to be produced generally based on our assessment of users’ preferences and information gathered by us from analyzing user data collected through our video platform. We typically cooperate with third parties engaged in in-house production, taking advantage of talents of local production teams and their relatively low production costs.

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

Advertising Sales

We engage in advertising sales primarily through advertising agencies. Historically, we entered into a majority of our online advertising agreements with various third-party advertising agencies. In April 2011, we entered into an advertising agency agreement with Shengyue, pursuant to which Shengyue agreed to act as our exclusive advertising agency for our standard media resources and as our non-exclusive advertising agency for our highly interactive advertising resources. Since then, we have relied on Shengyue, an affiliate wholly owned by Shanda Interactive, as our sole advertising agency, which manages our sales to, and collects payments from, substantially all of our advertisers. We cooperate with Shengyue to provide current and prospective advertisers with comprehensive information about our services and the advantages of using our advertising solutions. Pursuant to the advertising agency agreement with Shengyue, Shengyue generates advertising revenues for us and guarantees a minimum amount of revenues for each quarter. In return, we guarantee a certain amount of web traffic for our webpage on which Shengyue posts advertisements and pay Shengyue a progressive commission fee based upon increasing percentages for additional tiers of revenue in excess of the minimum guaranteed amount. We settle the advertising revenues net of commission fees with Shengyue on a periodic basis. The initial term of our advertising agency agreement with Shengyue expired on December 31, 2012. In January 2013, we amended and restated this agreement with Shengyue and extended its term to December 31, 2013.

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

•                  We also market our products and services by displaying our name and logo in Ku6 media player screens when users embed our content on third-party websites.

Technology and Infrastructure

We believe our proprietary technologies and infrastructure are critical to our success. With a dedicated research and development department, we have made significant investments in developing a proprietary, scalable technology platform that differentiates our online video distribution system.

Architecture

Since 2011, we have invested significantly in CDN infrastructure to support faster delivery of our online video content. As a pioneer in implementing this technology, we have established a more stable and scalable CDN and gained valuable CDN operations experience.

Our CDN technology utilizes distributed data storage to maintain copies of popular content at the “edge” of the network, which enables end-users to more quickly access that content. CDN technology facilitates faster responses to users’ requests for content, avoids buffering and associated delays caused by low bandwidth and user congestion of Internet traffic, and is therefore critical to the success of online video providers.

By hosting our Internet data centers along the major nodes of the transmission backbones operated by the local subsidiaries of China’s telecommunications carriers, we seek to maintain high standards in terms of delivery quality and speed as video content is transmitted from our servers to users throughout China. We have established a large number of servers nationwide, which contribute significantly to our fast streaming speeds and reliable viewing experience. Our servers are located at service sites of the local subsidiaries of the major domestic telecommunications carriers, which provide a stable power supply and maintenance for our servers.

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

Content Monitoring and Copyright Protection

We are committed to the protection of third-party copyrights. We are required to monitor our website for content prohibited by the PRC laws and regulations. See “—Government Regulation—Regulations on Internet Content Services.”

We have invested significantly in content monitoring and copyright protection technologies. We have a content screening team of more than 60 contract employees dedicated to screening and monitoring the content uploaded on our website to ensure that no content that may be deemed to be prohibited by government rules and regulations is posted and promptly remove any allegedly infringing content once we receive proper notification from the legitimate copyright owner. We provide training to these employees and supervise and monitor their work. We implemented monitoring procedures to remove infringing content, including: (i) technology screening, where a video fingerprint system developed by us compares newly uploaded videos with fingerprint trails of copyrighted videos in our system and screens out those that have piracy issues, a text filtering system screens content based on pre-set key words, and another filtering system automatically screens out pornographic and obscene content based on colors and images; (ii) manual review, where the content that passes the technology screening is reviewed by the content screening team on a 24-hour, 7-day basis, and the flagged content identified by our technology is reviewed and confirmed that it can be released; and (iii) back-office professional supervision, where certain professional content providers who we grant access to our back-office database can directly flag the infringing content for removal. Other content on our website are also monitored. For example, user-posted comments are typically screened by the text filtering system and are monitored by our screening team. Substantially all of the videos uploaded on our website are manually screened by our contract employees. All of the other content, primarily consisting of comments posted by users, are first screened by our filtering systems and the content containing prohibitive words or images is manually screened by our contract employees.

When infringing content is discovered, we may take action under the agreement with our users. After a user registers and before each upload, we require the user to click a check box to confirm that the content to be uploaded is in compliance with the terms and conditions set forth in the user agreement, and to guarantee that he or she is the copyright owner or has obtained all necessary consents and authorizations for such content and that he or she is responsible for such content. Pursuant to the user agreement, each user agrees to indemnify us for all damages arising from third-party claims against us caused by violating or infringing content uploaded or linked by the user. In addition, if we find a user has violated applicable laws or regulations or infringed other parties’ legal rights, we may terminate the user account and block the user’s future uploads without prior notice under the user agreement.

Despite our efforts, due to the large amount of content uploaded by our users, we may not be able to identify all infringing content. See Item 3.D. “Risks Related to Our Business—We have been and expect to continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website” and “—Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and subject us to liability for information displayed on or linked to our websites.”

Privacy Protection and Information Security

We have established information security systems to ensure our network and information security, including website security procedures, a security and confidential information management system, and user security system. These information security systems have been filed with the MIIT or its local branch. However, we may not be able to adequately protect the privacy rights of third parties from infringing content uploaded by our users. See Item 3.D. “Risk Factors—Risks Related to Our Business— We have been and expect to continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website.”

Intellectual Property

We rely primarily on intellectual property laws and our contractual arrangements with our employees, clients, business partners and others to protect our intellectual property rights. We require our employees to enter into agreements requiring them to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf, whether or not patentable or copyrightable, made by them during their employment are our property. They also sign agreements to substantiate our sole and exclusive right to those works and to transfer any ownership that they may claim in those works to us. We have registered our domain names, including ku6.com, weiguan.com and ku6vms.com.

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

Government Regulation

The following is a summary of the principal governmental laws and regulations that are or may be applicable to companies such as ours in China. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws. For a description of the regulatory risks related to our business, see Item 3.D. “Risk Factors—Risks Related to Our Business— Complexity, uncertainties and changes in government policies or regulations of Internet industry may have a material and adverse effect on our business, financial condition, results of operations and prospects.,” “—Risks Related to Our Corporate Structure” and “—Risks Related to Doing Business in China.”

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

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations in China. In November 2000, the MIIT promulgated the Administrative Measures on Internet Electronic Messaging Services, or the BBS Measures. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms.

On December 26, 2001, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating License, or the Telecom License Measures. On March 1, 2009, the MIIT issued the revised Telecom License Measures, which became effective on April 10, 2009. The Telecom License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP service operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an ICP service operator providing the same services in one province is required to obtain a local license.

Ku6 Information Technology, as our ICP service operator, holds an ICP license issued by Beijing Telecommunications Administration Bureau, which will expire in November 2016. In connection with our previous WVAS business, Ku6 Information Technology holds a Value-Added Telecommunication Services Operating License, or VATS license, issued by the MIIT, which will expire in January 2015. After the disposal of our WVAS business to Shanda Interactive in August 2010, we have submitted the application to the MIIT to cancel our VATS license.

Regulations on Internet Content Services

National security considerations are an important factor in the regulation of Internet content in China. The National People’s Congress, the national legislature of the PRC, has enacted laws with respect to maintaining the security of Internet operation and Internet content. According to these laws, as well as the Internet Measures, violators may be subject to penalties, including criminal sanctions, for Internet content that:

•                  opposes the fundamental principles stated in the PRC constitution;

•                  compromises national security, divulges state secrets, subverts state power or damages national unity;

•                  harms the dignity or interests of the state;

•                  incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•                  undermines China’s religious policy or propagates heretical teachings or feudal superstitions;

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

ICP service operators are required to monitor their websites. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions, order them to suspend their operations, or revoke their ICP licenses.

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

On July 13, 2006, the MIIT issued the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must legally own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their valued-added telecommunication business operating licenses.

Ku6 Information Technology, one of our consolidated affiliated entities, holds the licenses and permits necessary to conduct our online video, online advertising and related businesses in China. We currently operate our website through Ku6 Information Technology through a series of contractual arrangements. We believe that it would be impracticable for us to acquire any equity interest in Ku6 Information Technology without diverting management attention and resources. We believe that our contractual arrangements with Ku6 Information Technology and its respective individual shareholders provide us with sufficient and effective control over it. Accordingly, we currently do not plan to acquire any equity interest in Ku6 Beijing Information Technology. In addition, the related trademarks are owned by Beijing WFOE, one of our wholly owned PRC subsidiaries, and we may be required to transfer the related trademarks from Beijing WFOE to Ku6 Information Technology. These contractual arrangements may be subject to challenges by the PRC government authorities. See Item 3.D. “Risk Factors— Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet business, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

On December 20, 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008. Circular 56 reiterates the requirement set forth in the Audio/Video Broadcasting Rules that online audio/video service providers must obtain a license from the SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state controlled. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. Such policies have been reflected in the Application Procedure for Audio/Video Program Transmission License. We have obtained an audio/video program transmission license in 2008, which was renewed in 2011 and is valid through February 2015.

On June 11, 2008, the SARFT issued the Notice on the Application Procedures for Audio/Video Program Transmission Licenses. Under this notice, all online audio/video service providers are required to maintain a registered capital of  not less than RMB10.0 million, and audio/video service providers that offer news, movies, television, entertainment and other designated content must have a registered capital of not be less than RMB20.0 million. In connection with the expansion of our business, we have increased the registered capital of Ku6 Information Technology, our consolidated affiliated entity which holds the operating licenses for Internet audio/video business, from RMB10.0 million to RMB20.0 million in September 2012.

On March 31, 2009, the SARFT released the Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must be in compliance with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in China or overseas, must be pre-approved by the SARFT and distributors of these movies and television shows must obtain a permit before releasing any movie or television show.

On April 1, 2010, the SARFT issued the Internet Audio/Video Program Services Categories (Provisional), which classified Internet audio/video programs into four categories. Category I is only open to state-owned broadcast/television media companies operating in the broadcasting/television section, and the other three categories are open to non-state owned entities.

We are in the process of applying to upgrade our Internet audio/video program transmission license to cover all contents that are being transmitted through our website and the related activities. See Item 3. D. “Risk Factors—Risks Related to Our Business—Complexity, uncertainties and changes in government policies or regulations of Internet industry may have a material and adverse effect on our business, financial condition, results of operations and prospects.”

Regulations on Internet News Publication

Publishing and disseminating news through the Internet are highly regulated in China. On November 6, 2000, the SCIO and the MIIT jointly promulgated the Provisional Measures for Administrating Internet Websites Carrying on the News Publication Business, or Internet News Measures. These measures require an ICP service operator (other than a government authorized news unit) to obtain an approval from the SCIO in order to publish news on its website or disseminate news through the Internet. Furthermore, any news disseminated through the Internet must be obtained from government-approved sources based on contracts between the ICP service operator and these sources. Copies of such contracts must be filed with relevant government authorities.

On September 25, 2005, the SCIO and the MIIT jointly issued the Provisions on the Administration of Internet News Information Services. Under this regulation, Internet news information service providers must obtain an approval from the SCIO for the services, and such approval is subject to annual inspection. This regulation also provides that Internet news information service providers may not receive any foreign investment or establish any cooperative relationship with a foreign invested enterprise before the SCIO completes the security evaluation. We currently operate, in cooperation with some media companies and news agencies, a current events channel on our website, which includes audio/video contents relating to current topics and social events. The SCIO requires entities that offer Internet news services, such as us, to apply for and obtain an “Internet News Information Service Permit” from it. To our knowledge, in practice SCIO has not accepted any application for such permit. We will continue to closely monitor any development regarding this permit and will submit an application for it once SCIO starts to accept such applications. See Item 3.D. “Risk Factors—Risks Related to Our Business—Complexity, uncertainties and changes in government policies or regulations of Internet industry may have a material and adverse effect on our business, financial condition, results of operations and prospects.”

Regulations on Internet Publication

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

The Internet Publication Measures were promulgated in June 2002, which is approximately three years prior to the establishment of China’s first group of online audio/video websites. At the time of promulgation, these measures were intended to regulate the traditional audio/video products and online gaming and did not consider the issues directly relevant to online audio/video business. Furthermore, the definition of “Internet publication” under these measures is very broad and the GAPP has not provided any implementing rule or official interpretation as to the applicability of the Internet Publication Measures to a website such as Ku6.com that exclusively distributes audio/video content.

In December 2012, the GAPP published a proposed rule relating to Internet publication. The proposal is intended to, among other things, clarify the meaning of the “Internet publication service” and “Internet publication” as well as modify the application procedures for the license. We plan to apply for the license with respect to certain services provided by Ku6 Information Technology once the final rule is issued. However, we cannot assure you that such application would be approved by the relevant governmental agencies in a timely manner or at all. See Item 3.D. “Risk Factors—Risks Related to Our Business—Complexity, uncertainties and changes in government policies or regulations of Internet industry may have a material and adverse effect on our business, financial condition, results of operations and prospects.”

Regulations on Internet Medical and Health Information Services

On July 8, 2004, the State Drug Administration, or the SDA, issued the Measures for the Administration of Internet Drug Information Services. Under these measures, websites publishing drug-related information must obtain a license from the SDA or its provincial departments. Ku6 Information Technology, our consolidated affiliated entity that is an ICP service operator, obtained the Qualification Certificate of Internet Drug Information Service from the Beijing Drug Administration on June 2, 2008, with a validity term up to June 1, 2013. We will apply for renewal of this certificate within the stipulated period in accordance with these measures.

Regulations on Advertisements

The SAIC, including its local branches, is the government agency responsible for regulating advertising activities in China.

On November 30, 2004, the SAIC issued the Administrative Regulations for Advertising Operation Licenses, taking effect as of January 1, 2005, granting a general exemption to enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and other entities specified in laws or administrative regulations) from the previous requirement to obtain an advertising operation license in addition to a business license. We conduct our online advertising business on our website “www.ku6.com” through Ku6 Information Technology and Tianjin Ku6 Network, each of which holds a business license that permits placing advertisements as part of its business scope.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the contents of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been performed and that relevant approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

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

We are a Cayman Islands company without the required track record in the advertisement industry, we are not eligible to hold direct equity interests in PRC advertisement companies. As a result, we conduct this portion of our operations through a series of contractual arrangements among our PRC subsidiaries and our consolidated controlled entities. See Item 4.C. “Organizational Structure” and Item 3.D. “Risk Factors— Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet business, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Regulations on Internet Culture Activities

The Ministry of Culture promulgated the Amended Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which became effective as of April 1, 2011. The Internet Culture Measures require ICP service operators engaging in “Internet culture activities” to obtain a permit from the Ministry of Culture. The term “Internet culture activities” includes, among other things, online dissemination of Internet cultural products, such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation publication and broadcasting of Internet cultural products. We obtained the permit on June 20, 2009, which was renewed in May 2012 and is valid through June 2015.

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

Regulations on Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria, including having a minimum registered capital of RMB3 million. We amended our permit for radio and television program production and operation in November 2012 with its scope to cover the production of animated programs, variety program and special features. This permit is valid through November 2014.

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

The State Council promulgated the Computer Software Protection Regulations on December 20, 2001, which was amended on January 8, 2011 and January 30, 2013. In connection with this regulation, the NCAC issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. We have obtained and maintain six software copyright registrations.

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

Patent. The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office, or SIPO, is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. On August 9, 2012, SIPO released draft amendments to the Patent Law for public comment. The draft amendments seek to establish and improve the mechanism for cracking down patent infringement, strengthening patent protection and intensifying the enforcement of patent law.

Copyright. The National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001 and 2010, respectively. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The Copyright Law also requires registration of a copyright pledge. In July 2011, the NCAC commenced the process to amend the Copyright Law. Currently, the third revision of the amendment, which was published in October 2012, is under discussion and, according to the NCAC, will be submitted to the State Council and the Standing Committee of the National People’s Congress for consideration. The amendments, if passed, would change the framework of copyright law in China, including major changes to the scope of protected works, rules relating to license and transfer of copyrights, and copyright enforcement.

In December 2012, the PRC Supreme People’s Court adopted the Provisions on Some Issues Concerning Applicable Laws for Trial of Disputes of Infringement of Rights to Communication through Information Networks, which became effective on January 1, 2013 and replaced the previous interpretations on the same topic. Under the provisions, Internet users or service providers are subject to civil liabilities if they provide un-copyrighted content, including works, performance or sound or video recordings, through information networks. Acts such as uploading to Internet servers and sharing files on the Internet or through file-sharing software may constitute infringing acts if such acts allow access by the public to the shared content. Providing snapshots or thumbnails of infringing content on the website of another ICP service operator will be deemed to provide the infringing content. An ICP service operator will be jointly liable if it jointly provides infringing content with others through any form of cooperation. It will be independently liable if it assists or incites infringing acts, whether through words, technical support, virtual awards or other forms. An ICP service operator will be deemed to assist an infringing act if it fails to delete, screen or block content that such ICP service operator knows or should know is infringing, or if it actively provides technical support for an infringing act. The knowledge requirement is met if the ICP service operator recommends the infringing content by ranking, indexing or summarizing such content and the public can directly access the infringing content on its website. Under these interpretations, the liability of an ICP service operator is predicated on its fault. An ICP service operator is not at fault solely because it fails to screen the infringing content, and if an ICP service operator can prove that it has used reasonable and effective technical measures to screen the relevant content, and that the infringing content is difficult to be identified despite such measures, such ICP service operator is not at fault.

On April 29, 2005, the NCAC on and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet, which became effective on May 30, 2005. This measure applies to situations where an ICP service operator (i) allows another person to post or store any works, recordings, audio or video programs on the websites operated by such ICP service operator or (ii) provides links to, or search results for, the works, recordings, audio or video programs posted or transmitted by such person, without editing, revising or selecting the content of such material. Upon receipt of an infringement notice from a legitimate copyright holder, an ICP service operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP service operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement harming public interest, the ICP service operator could be subject to administrative penalties, including cessation of infringement activities, confiscation by the authorities of all income derived from the infringement activities and payment of a fine of up to three times the unlawful income or, in cases where the amount of unlawful income cannot be determined, a fine of up to RMB100,000. An ICP service operator is also required to retain all infringement notices for a minimum of six months and to record the content, display time and IP addresses or the domain names related to the infringement for a minimum of 60 days. Failure to comply with this requirement could result in an administrative warning and a fine of up to RMB30,000.

On September 1, 2003, the NCAC promulgated the Measure for the Implementation of the Copyright Administrative Punishment. On August 2, 2002, the State Council promulgated the National Copyright Administration and the Implementing Regulations of The Copy right Law of the PRC, which was amended on January 8, 2011 and January 30, 2013. Under these regulations, an ICP service operator that infringes upon a third party’s copyright may be subject to a fine of one to five times the unlawful income if such income exceeds RMB50,000, or up to RMB 250,000 if such income is less than RMB50,000.

On May 18, 2006, the State Council promulgated the Regulation for the Protection of the Right of Communication through Information Networks, which became effective on July 1, 2006 and was amended on January 30, 2013. This regulation provides a safe harbor principle for ICP service operator that provides information storage space to users through which users may provide works, performance or sound or video recordings to the public. An ICP service operator will not be liable to the right owners if the following conditions are met: (i) the ICP service operator has clearly indicated that the information storage space is provided to the users, and published the name, contact person and IP address of the network service provider; (ii) it has not altered the works or recordings provided by the users; (iii) it did not know, or could not reasonably have been expected to know, that the content provided by the users infringed upon other’s rights; (iv) it has not received any direct financial gain from the users’ provision of the content; and (v) it deletes the allegedly infringing content upon receiving written notice from the right owners. An ICP service operator that provides users with search or link services will not be liable to the right owner if the ICP service operator promptly disconnects the link to the infringing content after receiving the right owner’s notice. This exemption is not valid however if the ICP service operator knew or should know that the linked content infringed upon another’s rights. In that scenario, it will be jointly liable with the user who provided the content. Under this regulation, an ICP service operator may be subject to civil liabilities, including ceasing the infringing activities, eliminating the adverse effects, and paying damages. If public interest is harmed, the ICP service operator that infringes upon a third party’s copyright may be subject to a fine of one to five times the unlawful income if such income exceeds RMB50,000, or up to RMB 250,000 if such income is less than RMB50,000, or confiscation of assets used to provide infringing services.

In each of the years since 2005, the NCAC, together with certain other PRC governmental authorities, have jointly launched annual campaigns specifically aimed to crack down on Internet copyright infringement and piracy in China, which normally last for three to four months. One of the main targets, among others, of these annual campaigns is Internet audio and video programs. Since the 2010 campaign commenced in late July, the local branches of the NCAC have been focusing on popular movies and television series, newly published books, online games and animation, music and software and illegal uploading or transmission of a third party’s works without proper license or permission, sales of pirated audio/video and software through e-commerce platforms, providing search links, information storage, web hosting or Internet access services for third parties engaging in copyright infringement or piracy and the infringement by use of mobile media. In serious cases, the operating permits of the websites engaging in illegal activities may be revoked, and such websites may be ordered to shut down. To comply with the Campaign’s requirements, we have adopted related measures to mitigate copyright infringement risks and submitted the supervision report to the NCAC regularly. For example, our policy is to remove links to web pages if we know these web pages contain materials that infringe upon third-party rights or if we are notified by the legitimate copyright holder of the infringement with proper evidence.

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

On January 10, 2011, the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security jointly issued the Opinions on Issues Concerning Applicable Laws for Criminal Cases Involving Intellectual Property Right Infringement, which provide clear guidance on circumstances in which online piracy results in criminal liabilities.

On Jun 26, 2012, The Beijing Treaty on Audiovisual Performances, a multilateral treaty that regulates copyright of audiovisual performances and expands the performers’ rights, was adopted by the Diplomatic Conference on the Protection of Audiovisual Performances of the World Intellectual Property Organization. Forty-eight countries, including the United States and the PRC, signed the treaty. The treaty will become effective after ratification by at least 30 eligible parties.

Trademark. The PRC Trademark Law, adopted in 1982 and revised respectively in 1993 and 2001, protects registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for the record. In December 2012, the National People’s Congress of the PRC published a draft amendment to the PRC Trademark Law for public comments. This draft amendment intends, among others, to facilitate the process of trademark application.

“” and “酷6” are registered trademarks in China. We have also applied to register additional trademarks.

Domain Name. In September 2002, the China Internet Network Information Center, or the CNNIC, issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Internet in China, or Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first-tier domain name “.cn.” In February 2006, the CNNIC issued the Measures on Domain Name Disputes Resolution and its implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered ku6.com, weiguan.com and certain other domain names with the CNNIC.

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

According to the Protection and Management Regulations for Computer Information Network and Internet Security promulgated by the Ministry of Public Security on December 30, 1997 and other relevant regulations, ICP service operators must complete mandatory security filing procedures and regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.

According to the PRC Law on Protection of State Secrets, which became effective on October 1, 2010, an ICP service operator must not disseminate any information that may be deemed to be state secrets and must promptly report any relevant events to the state and public security authorities. Failure to do so may subject the ICP service operator to liability and certain penalties by the State Secrecy Bureau, the Ministry of Public Security and the MIIT or their respective local branches.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution.

On November 23, 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or Internet Protection Measures, which became effective on March 1, 2006. The Internet Protection Measures require all ICP service operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations.

As an ICP service operator, we are subject to the regulations relating to information security. We have taken measures to comply with such regulations. We are registered with the relevant government authority in accordance with the mandatory registration requirement. Our policy is to remove links to web pages and any content which to its knowledge contain information that would be in violation of PRC laws or regulations. In addition, we monitor our websites to ensure our compliance with such laws and regulations.

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure.

The Internet Measures prohibit an ICP service operator from producing, reproducing, disseminating or broadcasting illegal information, including information that insults or slanders a third party or infringes the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP service operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent or unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP service operators to rectify unauthorized disclosure. ICP service operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP service operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

On December 29, 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective on March 15, 2012. This regulation provides that ICP service operators must not, without a user’s consent, collect “user’s personal information,” that is, information that can be used, alone or in combination with other information, to identify the user. In addition, ICP service providers may not provide any such information to third parties without prior consent of the user. ICP service operators can only collect user’s personal information that is necessary to provide their services, and must expressly inform the users of the method and purpose of collecting and processing such information. An ICP service operator may only use user’s personal information for the stated purposes under its scope of service. ICP service operators must also ensure the data security of user personal information and take immediate remedial measures if any such information is suspected to have been leaked. If the consequences of any such leaks are expected to be serious, the ICP service operator must immediately report the incident to the relevant telecommunication regulatory authority and cooperate in the investigations.

In December 2011, the Beijing Municipal Government promulgated the Several Provisions on Management of Beijing Micro Blog Development, which requires micro bloggers to register their real names. On December 31, 2012, the Beijing High People’s Court issued the Guidelines for Trial of Disputes Concerning Copyright Issues Related to Video Sharing, which provides that an ICP service operator that merely provides video sharing services, such as us, may have a valid defense to liability if it can submit the registered identification information, such as name, registered IP address and date of registration, of the person who uploaded the infringing content.

On December 28, 2012, the Standing Committee of the National People’s Congress passed the Decision to Enhance Online Personal Data Protection and Safeguard Public Interest. According to the decision, Internet users must use real names to identify themselves to ICP service operators when signing web access agreements or acknowledging acceptance of the service provider’s service. In addition, the ICP service operators are required to instantly stop the transmission of illegal information once it is discovered, and to remove the information, retain records and report to supervisory authorities. Violation of this decision may lead to various penalties, including confiscation of illegal gains, revocations of licenses and website closures, and the ICP service operator may also be prohibited from conducting Internet-related business in the future. In addition, any person whose identity is leaked or whose rights is infringed upon has the right to require the ICP service operator to remove the relevant information and take other necessary remedial measures.

We currently do not require real name registration by our users, which may be deemed to violate relevant PRC laws and regulations, and the PRC regulatory authorities may impose administrative penalty on us, such as warning, fines, confiscation of illegal gains, revocation of website registration, or shutdown of our website. In addition, we may be liable for damages caused to our users.

Regulations on Foreign Exchange Controls

For information regarding relevant foreign exchange controls, please refer to Item 10.D. “Exchange Controls.”

Regulations on Dividend Distribution

The principal regulations governing dividend distributions by wholly foreign owned enterprises and Chinese-foreign equity joint ventures include the:

•                  Wholly Foreign-Owned Enterprise Law (1986), as amended;

•                  Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended;

•                  Chinese-foreign Equity Joint Venture Enterprise Law (1979), as amended;

•                  Chinese-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended;

•                  The Companies Law (2005);

•                  The Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law (2007);

•                  PRC Enterprise Income Tax Law (2007); and

•                  Implementation Rules of the PRC Enterprise Income Tax Law (2007).

Under these regulations, wholly foreign owned enterprises and Chinese-foreign equity joint ventures in China may pay dividends only out of their accumulated after-tax profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, all enterprises are required to set aside at least 10% of their after-tax net income each year, if any, to fund their statutory capital reserves, until the aggregate amount of such reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends.

Labor Laws and Social Insurance

Pursuant to the PRC Labor Law, which became effective on January 1, 1995, the PRC Labor Contract Law, which became effective on January 1, 2008, and their implementation rules, employers must execute written labor contracts with their employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state national labor rules and standards and provide employees with workplace safety training. Employers are also obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. Violations of the PRC Labor Law and the PRC Labor Contract Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations.

The PRC Labor Contract Law and its implemental rules also allow third-party human resource companies to enter into employment contracts with employers on behalf of dispatched employees. The dispatched positions are typically temporary and complementary in nature, and the employment contracts should state the position, term and compensation of the employee, including social insurance fees. The employers must protect the rights and interests of the dispatched employees. On December 28, 2012, the Standing Committee of the National People’s Congress enacted an amendment to the PRC Labor Contract Law, which will become effective on July 1, 2013. The amended PRC Labor Contract Law protects the right to equal pay for equal work for dispatched employees, limits the number of dispatched workers and imposes more stringent penalties on unlawful labor dispatch practices. In addition, if the employer causes losses to the dispatched employees, the human resource companies and the employer are jointly liable.

We have entered into labor contracts with most of our employees. We provide our employees with the proper welfare and employment benefits. We employ the remaining employees through third-party human resources companies that are qualified to dispatch such employees to our PRC entities. These third-party human resources companies are responsible for managing, among others, payrolls, social insurance contributions of these employees.

Regulations on Concentration in Merger and Acquisition Transactions

On August 8, 2006, six PRC regulatory authorities, including MOFCOM and the China Securities Regulatory Commission, jointly adopted the M&A Rule, which became effective on September 8, 2006 and were amended on June 22, 2009.  The M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered.

C. Organizational Structure

We conduct our operations in China principally through contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities in the PRC, and their respective shareholders. We hold no ownership interest in any of our consolidated affiliated entities in China. In August 2012, in connection with the repurchase of our ordinary shares from Mr. Shanyou Li, Mr. Shanyou Li and other shareholders of our consolidated affiliated entities Ku6 Information Technology and Ku6 Cultural transferred their equity interests in Ku6 Information Technology and Ku6 Cultural to new shareholders designated by us. Subsequently, we amended the relevant contractual agreements with respect to these controlled affiliated entities. As a result, our consolidated affiliated entities are owned, directly or indirectly, by certain individuals as follows:

•                  Ku6 Information Technology is 98% owned by Mr. Yingfeng Zhang and 2% owned by Mr. Mingfeng Chen;

•                  Tianjin Ku6 Zheng Yuan, which is wholly owned by Ku6 Information Technology, is 98% owned by Mr. Yingfeng Zhang and 2% owned by Mr. Mingfeng Chen;

•                  Ku6 Cultural is 98% owned by Mr. Yingfeng Zhang and 2% owned by Mr. Mingfeng Chen; and

•                  Tianjin Ku6 Network is 90% owned by Ms. Dongxu Wang and 10% owned by Mr. Qing Zhang.

Through our contractual arrangements with these consolidated affiliated entities, we have the power to vote all the shares held by the shareholders of these entities, through our PRC subsidiaries, as well as the right to enjoy the economic benefits derived from these entities, and the exclusive right to purchase equity interests from the shareholders of these entities to the extent permitted by PRC law. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see Item 4.B. “Business Overview—Government Regulation.” For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see Item 3.D. “Risk Factors—Risks Related to Our Corporate Structure.”

Under the guidance relating to the consolidation of consolidated affiliated entities, we are the primary beneficiary of the economic benefits of our consolidated affiliated entities, namely, Ku6 Information Technology, Tianjin Ku6 Zheng Yuan, Ku6 Cultural and Tianjin Ku6 Network. Transactions among our consolidated affiliated entities, our company and our subsidiaries are eliminated in consolidation.

The following diagram illustrates the corporate structure of our company, our subsidiaries, and our consolidated affiliated entities, as well as our shareholding in Yisheng, as of February 28, 2013:

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

In May 2010, we sold all of our 51% interest in Huayi Music, which operated our recorded music business, to Huayi Brothers Media Corporation.

In August 2010, we sold our WVAS and recorded music businesses to Shanda Interactive and acquired control of Yisheng, an online radio business, from Shanda Interactive in August 2010. These transactions were treated as transactions between entities under common control. Therefore the transactions were recorded at carryover basis and any difference between the carrying value and the amount received or paid are recorded in shareholders’ equity. The accompanying consolidated financial statements have been prepared as if the acquisition of Yisheng had been in effect since the inception of common control on August 31, 2009, and the operating results of WVAS and recorded music have been presented as discontinued operations in the income statements for all periods presented. See Note 2(1) to our consolidated financial statements.

As a result of management’s review and adjustment of our business strategies, beginning in April 2011, we have engaged Shengyue, an affiliate wholly owned by Shanda Interactive, as our sole advertising agency using performance advertising under which advertisers pay only for measurable results. We have also shifted our focus from purchasing licensed video copyrights to relying on UGC.

In April 2011, we entered into agreements with Shanda Media, our controlling shareholder, pursuant to which we agreed to issue to Shanda Media 1,538,461,538 ordinary shares for an aggregate purchase price of $50,000,000 (or $0.0325 per ordinary share) and $50,000,000 aggregate principal amount of senior convertible bonds at face value. Based on our working capital position, we redeemed the convertible bonds in September 2011.

In August 2011, we disposed of a significant interest in Yisheng. After the disposal, our company ceases to control Yisheng and only retains a 20% interest in Yisheng.

In December 2011, we approved a share repurchase program to purchase up to an aggregate of $3.2 million of our outstanding ADSs from time to time based on market conditions. The repurchases may be effected through open market transactions or block trades, including the use of derivative instruments, and will be financed with our cash balance. As of December 31, 2012, we had repurchased a total of approximately 0.1 million ADSs for an aggregate consideration of $0.1 million from the open market under this share repurchase program.

In July 2012, we repurchased an aggregate of 269,409,276 ordinary shares from certain former officers, Mr. Shanyou Li, Mr. Zhizhong Hao and Ms. Xingye Zeng, and Kumella Holdings Limited, a company controlled by Mr. Shanyou Li, at a price of $0.0291 per share, and repurchased 79,717 ADSs from Mr. Shanyou Li at a price of $2.91 per ADS. The repurchase was approved by shareholders at our annual general meeting of shareholders on July 12, 2012 and consummated on July 13, 2012. All the repurchased ordinary shares and ADSs were cancelled upon repurchase.

We currently operate our business as a single segment. We derive substantially all of our revenues from online advertising services. For the years ended December 31, 2010, 2011 and 2012, our revenues were $16.6 million, $19.2 million and $14.1 million, respectively, and our net loss was $52.4 million, $49.4 million and $9.5 million, respectively.

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

According to Accounting Standards Codification, or ASC, 205, the reclassification of discontinued operations of WVAS and recorded music businesses for the year ended December 31, 2009 and the eight months ended August 31, 2010 has been accounted for retroactively. Results from these discontinued operations, net of tax, in 2010, 2011 and 2012 were an income of $1.1 million (including a gain of $4.5 million from the disposal of our 51% interest in Huayi Music), nil, and nil, respectively.

Disposal of Interest in Online Audio Business

The acquisition of Yisheng’s online audio business from Shanda Interactive in 2010 was accounted for as a common control transaction as we were considered to be under the control of Shanda Interactive at the time of the acquisition. Accordingly, the accompanying consolidated financial statements have been prepared as if the acquisition of Yisheng had been in effect since August 31, 2009, the date of inception of common control, which is the date on which we were consolidated into Shanda Interactive’s consolidated financial statements. Therefore total assets and liabilities as well as the non-controlling interests of Yisheng were recorded at their carrying amount as capital contribution from Shanda Interactive in the consolidated statements of changes in equity. The effect of accounting for the acquisition under common control has increased the net loss for the year ended December 31, 2009 by $0.7 million, which represented the net loss of this business from August 31, 2009 through December 31, 2009. The $12.5 million fair value of the 415,384,615 ordinary shares that we issued to Shanda Interactive was recorded through equity as a deemed distribution to Shanda Interactive in 2010.

The issuance of 138,461,539 ordinary shares to the 25% non-controlling shareholders of Yisheng in August 2010 was accounted for as an equity transaction in 2010 and the difference between fair value of the ordinary shares issued and carrying amount of the non-controlling interest was recognized as a decrease in additional paid-in capital attributable to us in accordance with ASC 810.

In August 2011, we disposed of a significant interest in Yisheng as a result of management’s review of our business strategies. After the disposal, our company ceases to control Yisheng and only retains a 20% interest in Yisheng. This disposal gain was recognized as an increase in additional paid-in capital for the year ended December 31, 2011. From January to August 2011, Yisheng generated net revenue of $0.5 million and incurred net loss of $3.5 million.

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

Description of Certain Statement of Operations Items

Net Revenues

We currently derive substantially all of our net revenues from online advertising services. Historically, we derived these revenues primarily from various third-party advertising agencies. In April 2011, we entered into an advertising agency agreement with Shengyue, an affiliate wholly owned by Shanda Interactive, pursuant to which Shengyue agreed to act as our exclusive advertising agency for our standard media resources and as our non-exclusive advertising agency for our highly interactive advertising resources. Since then, we have relied on Shengyue as our sole advertising agency, which manages our sales to, and collects payments from, substantially all of our advertisers. Advertisers broadcast their online advertising through the AA system supplied by Shengyue using performance advertising, where advertisers are able to measure advertising results.

Pursuant to the advertising agency agreement with Shengyue, Shengyue generates advertising revenues for us by selling our advertising capacity and resources directly to advertising customers at a price it determines. Shengyue guarantees to us a minimum amount of revenues for each quarter. In return, we guarantee a certain amount of web traffic for our webpage on which Shengyue posts advertisements. If the advertising revenues from Shengyue exceed the minimum guaranteed amount, we are required to pay Shengyue a progressive commission fee based upon increasing percentages for additional tiers of revenue in excess of the guaranteed amount. We settle the advertising revenues net of commission fees with Shengyue on a periodic basis and recognize revenues net of commission fee. The initial term of this advertising agency agreement expired on December 31, 2012. In January 2013, we amended and restated this agreement with Shengyue and extended its term to December 31, 2013. For the years ended December 31, 2011 and 2012, we generated advertising revenues of $8.1 million and $12.5 million from Shengyue. Since the commencement of the arrangement, we have been able to satisfy the web traffic requirements under the advertising agency agreement. As we enjoyed a commission-free trial period in 2011 under the agreement, and the advertising revenues in 2012 did not exceed the minimum amount guaranteed by Shengyue, we incurred nil and nil commission fees payable to Shengyue in 2011 and 2012, respectively. To the extent that future advertising sales by Shengyue to our advertisers increase significantly and exceed the minimum guaranteed amounts, progressively higher commission fees would be incurred, which may negatively affect our profit margin. We expect that revenues from online advertising services will continue to be the primary source of our revenues in the foreseeable future.

We believe the most significant factors that directly or indirectly affect our advertising service revenues include the following:

•                  the number of advertising customers;

•                  the effectiveness of the sales and marketing efforts of Shengyue;

•                  the number of users visiting our website and the amount of time they spend on our website;

•                  the prices of our performance advertising (as negotiated by Shengyue with our advertisers);

•                  the progressive commission fees on revenues in excess of the guaranteed minimum amount; and

•                  the perceived effectiveness by advertisers of online video advertising as compared to advertising in more traditional media, particularly television.

The number of advertising customers during any period is affected by our services, the sales and marketing efforts of Shengyue, and influenced by our market position and advertisers’ perception of the effectiveness of our online advertising services. The size of our advertising customer base is also driven by customer-specific factors such as the timing of the introduction of new advertising campaigns, our ability to maintain favorable demographic user base, seasonality of advertising customers’ operations and growth of business sectors in which our advertising customers operate.

Cost of Revenues

Our cost of revenues consist of Internet bandwidth costs, amortization and write-down of licensed video copyrights, payroll costs associated with the platform operation and content, depreciation expenses, in-house developed content costs, and other costs. Our total cost of revenues amounted to $14.6 million for the year ended December 31, 2012.

	Year ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Internet bandwidth costs	10,279	9,025	7,790
Termination of long-form videos	—	5,267	—
Payroll costs	6,167	4,734	2,806
Depreciation of servers and other equipment	2,503	2,528	1,425
Amortization of licensed video copyrights cost	8,012	2,201	—
Impairment write-down of licensed video copyrights cost	7,740	1,521	—
In-house developed content costs	1,596	845	—
Other costs(1)	4,162	4,759	2,582
Total costs	40,459	30,880	14,603

(1)         Include primarily advertisement production costs, platform operation costs, and outside service fees and UGC costs.

Internet bandwidth costs. Internet bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their Internet data centers. Bandwidth is a significant component of our cost of revenues and therefore an important factor affecting our profitability. The bandwidth costs as a percentage of our net revenues increased from 47.0% for the year ended December 31, 2011 to 55.1% for the year ended December 31, 2012, primarily due to a decrease in our revenues. We plan to provide video services based on cloud infrastructure, or our video cloud strategy, and continue to improve the user experience, both of which will require relatively more bandwidth. As a result, we expect Internet bandwidth costs to increase in the future.

Termination of long-form videos. As a result of the termination of licensing contracts with certain content providers, we charged a one-time termination penalty of $5.3 million in 2011.

Payroll costs. Payroll costs consist of salaries and benefits for our platform operation and content personnel. The payroll costs decreased from $4.7 million for the year ended December 31, 2011 to $2.8 million for the year ended December 31, 2012. We intend to recruit more talents in connection with our video cloud strategy and to upgrade the search and recommendation engines on our websites, both of which we expect the payroll costs to increase significantly in the future.

Depreciation of servers and other equipment. We include depreciation expense for servers and other equipment that are directly related to our business operations and technical support in our cost of revenues. Our depreciation expense decreased significantly from $2.5 million in 2011 to $1.4 million in 2012 primarily due to the disposal of network equipment in relation to technological upgrades in the second half of 2011 and improvement in efficiency of server utilization in 2012. We intend to engage cloud computing service providers to use their servers and other equipment as part of their services instead of purchasing new servers and other equipment on large scale. As a result, we expect our depreciation expense to generally remain stable.

Amortization and write-down of licensed video copyrights. The licensed video copyrights are carried at the lower of unamortized cost or net realizable value and are amortized over their respective licensing periods as there is no limit over the showings of the licensed videos and we cannot reliably estimate the future number of showings for the licensed videos. We estimate the expected cash inflows that are directly attributed to the contents licensed under the net realizable value approach. We write down the carrying value of the licensed content to net realizable value if the estimated net future direct cash inflows from the licensed video copyrights over the licensing period are lower than the carrying value. Amortization and write-down expenses were $8.0 million and 7.7 million, respectively, for the year ended December 31, 2010, $2.2 million and $1.5 million, respectively, for the year ended December 31, 2011, and nil and nil, respectively, for the year ended December 31, 2012. As of December 31, 2010, 2011 and 2012, the carrying value of licensed video copyrights was written down to nil. The decrease in the amortization and write-down of licensed video copyrights was primarily due to the change in our business focus from long-form videos to UGC.

In-house developed content costs. In-house developed content costs represent costs related to the production of our news, reports and interactive entertainment programs, but do not include any salaries and benefits paid to our employees. Video production (which mainly include direct production costs and production overhead) costs are capitalized, if meeting the capitalization criteria. During the year ended December 31, 2012, we did not incur any video production costs, which was consistent with our cost structure under the new business model.

Operating Expenses

The following table sets forth certain historical consolidated operating expenses data, in terms of amount of our total revenues, for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Operating Expenses
Product development	—	2,693	1,973
Selling and marketing	16,196	11,817	1,689
General and administrative	13,507	23,402	6,820
Total operating expenses	29,703	37,912	10,482

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

Our revenues are derived principally from online advertising arrangements, where the advertisers (including third parties and related parties) pay to place their advertisements on our online video platform in different formats. Such formats generally include banners, buttons, links, pre-roll or post-roll video advertisements.

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

For our advertising agency Shengyue, an affiliate wholly owned by Shanda Interactive, components of the arrangement include a guaranteed amount of advertising revenue and the sharing of excess advertising revenues by deducting commission fees based upon increasing percentages for additional tiers of revenue in excess of the guaranteed amount. The revenues, including the guaranteed amount and any excess revenues, are recognized net of commission fees. The revenues are recognized ratably over varying service periods as governed by the specific agreements with Shengyue, as we are able to timely obtain information regarding historical advertising revenues in order to prepare our financial statements. We enjoyed a commission-free trial period in 2011 under the agreement, and the advertising revenues in 2012 did not exceed the minimum amount guaranteed by Shengyue. As a result, there were no commission fees or progressive sharing of excess revenues in 2011 and 2012 under our arrangement with Shengyue.

We report the revenues earned from both Shengyue and third-party advertising agencies based on the net amount after considering the indicators to record revenues gross versus net as set forth in ASC 605-45.

We make credit assessments of customers to assess the collectability of contract amounts prior to entering into contracts. For those contracts for which collectability was assessed as not reasonably assured, we recognize revenue only when cash is received and all revenue recognition criteria are met.

For revenue arrangements contracted with third-party advertising agencies, we provide cash incentives in the form of rebates based on volume and performance, and account for such incentives as a reduction of revenue in accordance with ASC 605-50-25. The cash incentives to third-party advertising agencies in the year ended December 31, 2010, 2011 and 2012 were $5.4 million, $1.4 million and $0.1 million, respectively. The consistent decrease in cash incentives to third-party advertising agencies was primarily due to the decrease in revenues from such agencies as a result of the transition to performance advertising in the second quarter of 2011.

Allowances for Doubtful Accounts

We determine the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected by taking into account an aging analysis of the accounts receivable balances, historical bad debt records, repayment patterns in the prior year and other factors such as the policies of operators and financial condition of the customer. During the years ended December 31, 2010 and 2011, we recorded allowances for doubtful accounts of $1.5 million and $3.5 million, respectively. For the year ended December 31, 2012, we reversed allowances for doubtful accounts of $2.3 million due to the collection of accounts receivable that were previously written down. As of December 31, 2012, the balance of our allowance for doubtful accounts was $2.2 million.

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

The licensed video copyrights are carried at the lower of amortized cost or net realizable value. Under the net realizable value approach, we determine the expected cash inflows that are directly attributed to the premium content category, which comprises the expected revenues directly attributable to the content category less the direct costs to deliver the content to derive the net realizable value of the asset. We write down the carrying value of the licensed content if the estimated net future direct cash inflows from the licensed video copyrights over the licensing period are lower than the carrying amount.  As of December 31, 2012, the carrying value of licensed video copyrights has been written down to nil.

Goodwill and Intangible Assets Impairment

We test goodwill for impairment by performing a two-step goodwill impairment test, which can be preceded by an optional qualitative assessment to determine if the two-step goodwill impairment test needs to be followed. The optional qualitative assessment relies upon qualitative factors to determine if is it “more likely than not” that the fair value of a reporting unit is less than the carrying value of the reporting unit. We did not apply the qualitative assessment and proceeded directly to the two-step test. The first step compares the calculated fair value of a reporting unit to its carrying amount, including goodwill. If and only if the carrying amount of a reporting unit exceeds its fair value as per step one, the second step is executed to compare the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. When available, we use observable market data, including pricing on recent closed market transactions, to determine the fair value of the reporting units and compare with carrying amount of the reporting units to assess any goodwill impairment. The fair value of reporting units was determined based on the market capitalization of the respective entities as of the valuation date. When there is little or no observable market data, we measure the fair value of each reporting unit primarily using the income approach and using the market approach as a validation of the value derived from income approach. The market approach includes using financial metrics and ratios of comparable public companies. When the goodwill was determined to be impaired, we use income approach including discounted cash flow model for each reporting unit and unobservable inputs including assumptions of projected revenue, expenses, capital spending and other costs, as well as a discount rate calculated based on the risk profile of the relating industry to determine the amount of any impairment.

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

During the annual impairment test on December 31, 2012, we performed an impairment test at the reporting unit level relating to goodwill and compared the market value of our publicly trade equity to the carrying value of our equity and concluded that there was no impairment required as of December 31, 2012. As we incurred net losses in each of the fiscal year from 2007 to 2012, we assessed impairment by comparing the carrying value of the intangible assets to the estimated undiscounted future cash flows and concluded there was no impairment required goodwill as of December 31, 2012.

Turnover Tax and Related Surcharges

Our subsidiaries and consolidated affiliated entities are subject to business tax and related surcharges or value-added tax, as the case may be, on the revenues earned for services provided in China. These business tax and related surcharges or value-added tax are deducted from gross revenues to arrive at net revenues.

In 2012, the relevant PRC authorities introduced a turnover tax reform pilot program (the “Pilot Program”) in selected pilot cities in China for selected industries to gradually expand the scope of VAT. The Pilot Program was implemented in Beijing and Tianjin, in which our advertising revenues are sourced, effective September 1 and December 1, 2012, respectively. Prior to the implementation of the Pilot Program, the business tax rate on our advertising sales was 5% based on the gross advertising revenue before deducting advertising agencies’ rebate. After the implementation of the Pilot Program, our advertising business has become subject to value-added tax at a rate of 6%.

Share-based Compensation

We apply Accounting Standards Codification Topic 718 “Stock Compensation,” or ASC 718, which requires all share-based payments to employees and directors, including grants of employee stock options and restricted shares, to be recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. The valuation provisions of ASC 718 apply to new awards, to awards granted to employees and directors before the adoption of ASC 718 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. Under ASC 718, the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation cost not recorded for that number of awards.

In accordance with ASC 718, we have recognized share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with graded vesting features and service conditions only and using the graded-vesting attribution method for awards with graded vesting features and performance conditions.

We grant equity incentive awards to our employees. We recorded share-based compensation expenses of $1.9 million, $1.8 million and $0.5 million in 2010, 2011 and 2012, respectively. The share-based compensation expense in 2010 included one-time compensation expense of $1.3 million relating to incremental value of the ordinary shares issued by us to replace the options issued by Ku6 Holding before its acquisition by us. The share-based compensation expense in 2011 included one-time compensation expense of $0.5 million relating to the 20% interest in Yisheng that we contributed to a former employee who is now the chief executive officer of Yisheng. The decrease in share-based compensation expense in 2012 compared to 2011 was primarily attributable to changes in the likelihood of achieving performance targets related to profitability for performance-based stock option awards (which resulted in a reversal of compensation expense recorded in previous periods of $0.5 million) and personnel turnover in 2012 which caused actual forfeitures to be in excess of previously estimated forfeitures (resulting in a reversal of compensation expense recorded in previous periods of $0.7 million). Our share-based compensation expenses are included in our operating expenses as well as cost of revenue.

Income Taxes and Valuation allowances

Current income taxes are provided for on the taxable income of each subsidiary on the separate tax return basis in accordance with the relevant tax laws. Our PRC subsidiaries and consolidated affiliated entities are generally subject to a corporate income tax rate of 25% under the EIT Law. We are not subject to income tax under the Cayman Islands law.

Deferred income taxes are provided using the liability method in accordance with Accounting Standards Codification Topic 740 “Income Taxes,” or ASC 740. Under this method, deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Accounting Standards Codification Topic 740-10-25 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of ASC 740-10-25 did not result in a cumulative adjustment to the opening balance of retained earnings as of January 1, 2007. We do not have any liabilities for unrecognized tax benefits as of December 31, 2010, 2011 or 2012. Were we to have such liabilities, interest and penalties would be recognized for the tax purpose.

Contingency

We are subject to contingencies, such as legal proceedings and claims arising out of our business that cover a wide range of matters in the normal course of our business. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated by us. As of December 31, 2012, we estimated and accrued $2.1million for liabilities arising from alleged copyright infringements.

Going Concern

We have incurred significant net losses and negative cash flows from operations in recent years. As of December 31, 2012, our cash and cash equivalents balance was $13.1 million. Our net operating cash outflow for the year ended December 31, 2012 was $8.1 million, which represented a significant reduction from our net operating cash outflow for the year ended December 31, 2011. In addition, as of December 31, 2012, our accumulated deficit was $141.9 million and our working capital (the excess of current assets over current liabilities) was $6.4 million. This working capital included $10.5 million of accounts receivable and other receivables due from related parties and $3.8 million of other amounts payable to related parties.

Our forecasted revenue in 2013 is primarily derived from Shengyue and cash collection from this revenue source depends on the contractual credit terms agreed to with this agency.

Based on anticipated cash flow related to operating activities, our present cash balances and working capital position, and taking into consideration our potential future financing activities from time to time, we believe that we have sufficient cash and capital resources to fund our operations and capital expenditures for at least the next 12 months.

Results of Operations

As mentioned above in the section of “Critical Accounting Policies,” the financial statements have been prepared as if the acquisition of Yisheng had been in effect since the inception of common control on August 31, 2009 and the operating results of WVAS and recorded music were presented as “Results of Discontinued Operations” in the income statements for the years ended December 31, 2010, 2011 and 2012.

The following discussion of our results of operations for the years ended December 31, 2010, 2011 and 2012 is based upon our audited consolidated financial statements included elsewhere in this annual report on Form 20-F. However, since the results for the year ended December 31, 2010 included the results of our audio business for the full year and the results of our online video business from January 18, 2010 to December 31, 2010, and the results for the year ended December 31, 2011 included the results of our online video business for the entire year and the results of our online audio business from January 1, 2011 to August 2011 when we began to account for our retained portion of this business under the equity method, and the results for the year ended December 31, 2012 included the results of our online video business for the entire year, the following discussion may not be meaningful for you to understand the trends of our continuing operations.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues. Net revenues decreased by 26.6% to $14.1 million in 2012 from $19.2 million in 2011. This decrease was primarily due to a decrease in revenues from third-party advertisers, partially offset by a growth in revenues generated from performance advertising with Shengyue, an affiliated advertising agency. We began to generate revenues from performance advertising in the second quarter of 2011, which contributed approximately 38.3% and 88.4% of our total net revenues in 2011 and 2012, respectively. Net revenues for the year ended December 31, 2012 consisted of revenues generated from our online video business for the entire year. Net revenues for the year ended December 31, 2011 consisted of revenues generated from our online video business for the entire year and revenues generated from our online audio business from January to August 2011 of $0.5 million when we began to account for our retained portion of this business under the equity method.

Cost of Revenues. Cost of revenues decreased by 52.7% to $14.6 million in 2012 from $30.9 million in 2011. This decrease was mainly attributable to (i) a one-time charge of $5.3 million in termination of long-form videos in 2011 due to the change in our business strategy, (ii) a decrease of $3.7 million in amortization and write-down of licensed video copyrights as we shifted our focus from long-form videos to UGC in the second half of 2011, (iii) a decrease of $1.9 million in payroll costs as the change in business strategy in the second half of 2011 improved our cost structure and our operating efficiency, (iv) a decrease of $1.2 million in Internet bandwidth costs in 2012 compared to 2011 as a result of the transition to UGC, (v) a decrease of $1.1 million in depreciation of servers and other equipment due to the disposal of network equipment in relation to technological upgrades in the second half of 2011, and (vi) a decrease of $2.2 million in platform operation cost, outside service fee and other cost related to content generating.

Gross Loss. As a result of the foregoing, our gross loss decreased by 95.8% to $0.5 million in 2012 from $11.7 million in 2011.

Operating Expenses. Operating expenses decreased by 72.4% to $10.5 million in 2012 from $37.9  million in 2011, as a result of a decrease in our product development expenses, selling and marketing expenses and general and administrative expenses.

•                  Product Development Expenses. Product development expenses were $2.0 million in 2012 compared to 2.7 million in 2011. This decrease was primarily due to a decrease in payroll costs of $1.8 million for research and development personnel in 2012 from $2.2 million in 2011 as a result of a change in our business strategy in 2011 that improved our cost structure and operating efficiency by, in part, trimming the research and development headcount.

•                  Selling and Marketing Expenses. Selling and marketing expenses decreased by 85.7% to $1.7 million in 2012 from $11.8 million in 2011. This decrease was primarily attributable to a decrease of $5.9 million in salaries and benefits for sales and marketing personnel, a decrease of $1.9 million in marketing promotion and a decrease of $0.9 million in severance costs due to the one-off severance payments in 2011 in connection with the restructuring of our sales department.

•                  General and Administrative Expenses. General and administrative expenses decreased by 70.9% to $6.8 million in 2012 from $23.4 million in 2011. This decrease was primarily attributable to (i) a $2.4 million loss from disposal of network equipment in 2011 due to technological upgrades, (ii) a decrease of $5.5 million in bad debt provision in 2012 due to collection of accounts receivable previously written down, (iii) a decrease of $2.1 million in provisions for copyright lawsuits in 2012 due to a decrease in the number of new copyright lawsuits filed in 2012 and a reversal of previously provided amounts of $1.0 million based upon favorable lawsuit resolution experience, (iv) a decrease of $1.4 million in impairment due to abandonment of intangible assets in 2011 resulting from the change in our business strategy, (v) a decrease of $1.2 million in annual bonus accrued in 2012 as compared to 2011 and (vi) a net decrease in other miscellaneous expenses due to improvement in cost structure and operating efficiency in 2012.

Operating Loss from Continuing Operations. As a result of the foregoing, operating loss from continuing operations decreased by 77.9% to $11.0 million in 2012 from $49.6 million in 2011.

Interest Income. Interest income increased to $0.6 million in 2012 from $0.2 million 2011 primarily due to higher interest rates on loans provided to Shanda Games Limited and increased interest income from bank deposits as a result of improvement in our cash management.

Interest Expense. Interest expense decreased to $0.6 million in 2012 from $1.1 million in 2011 primarily due to the interest on the senior convertible notes accrued in 2011 from the issuance date in June 2011 to the redemption date in September 2011 and the repayment of interest-bearing loans due from related parties in 2012.

Other Income, Net. Other net income increased to $1.7 million in 2012 from $1.3 million in 2011, primarily due to an increase in government subsidies from $1.3 million in 2011 to $1.5 million in 2012. Such government subsidies were granted by the local government to encourage development of certain enterprises in the local special economic region.

Income Tax Benefit. Income tax benefit decreased to nil in 2012 compared to $0.1 million in 2011.

Equity in Loss of Affiliated Company, Net of Tax. Equity in loss of affiliated company, net of tax, was $0.2 million as a result of our share of losses in Yisheng in 2012 compared to $0.3 million in 2011. This loss was attributable to our disposal of an 80% interest in Yisheng in August 2011. We accounted for the retained 20% interest under the equity method as we determined that we do not have a controlling financial interest in, but rather possess significant influence on Yisheng. As of December 31, 2012, the investment in Yisheng was reduced to nil as a result of our equity share of losses in 2012.

Loss from Continuing Operations, Net of Tax, Attributable to Ku6 Media Co., Ltd. Net loss from continuing operations attributable to our company decreased by 80.8% to $9.5 million in 2012 from $49.3 million in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues. Net revenues increased by 16.1% to $19.2 million in 2011 from $16.6 million in 2010. This increase was primarily due to a growth in revenues generated from performance advertising. We began to generate revenues from performance advertising in the second quarter of 2011, which contributed approximately 38% of our total net revenues in 2011. Net revenues for the year ended December 31, 2011 consisted of revenues generated from our online video business for the entire year and revenues generated from our online audio business from January 1, 2011 to August 2011 of $0.5 million when we began to account for our retained portion of this business under the equity method. Net revenues for the year ended December 31, 2010 consisted of revenues generated from our online video business since January 18, 2010 and revenues generated from our online audio business for the entire year.

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

•                  Selling and Marketing Expenses. Selling and marketing expenses decreased by 27.0% to $11.8 million in 2011 from $16.2 million in 2010. This decrease was primarily attributable to a decrease of $3.6 million in marketing commission and a decrease of $1.2 million in salaries and benefits of sales and marketing staff, partially offset by an increase due to the one-off severance payments of $0.9 million, both as a result of the restructuring of our sales department.

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

Interest Income. Interest income increased to $0.2 million in 2011 from $0.1 million 2010 primarily due to a larger amount of interest-bearing loans provided to Shanda Games Limited in 2011.

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

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our online video business requires continuous, substantial investment in content, technology, talent and infrastructure. In order to implement our development strategies to expand our infrastructure and optimize our services across Internet-enabled devices, and further expand and diversify our revenue sources, we may incur additional capital needs in the future. We will also need to fund our research and development activities in order to remain competitive on cost and technology. If our cash balance and cash inflow from advertising sales are insufficient to satisfy our cash requirements, we may seek to issue debt securities or additional equity or to obtain bank borrowings. The issue of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations and the placement of liens over some or all of our assets. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. From time to time, we evaluate possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment, which may have a material effect upon our liquidity and capital resources. Based upon anticipated cash flow related to operating activities, our present cash balances and working capital position, as well as taking into consideration our potential future financing activities from time to time, we believe that we have sufficient cash and capital resources to fund operations and capital expenditures for at least the next 12 months. See Item 5.A. “Operating Results—Critical Accounting Policies—Going Concern.”

As of December 31, 2012, we had cash and cash equivalents of $13.1 million. Our principal sources of liquidity have been our cash flows from operations and financing activities. The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(in thousands of U.S. dollars)
Net cash used in operating activities	(29,570)	(39,175)	(8,087)
Net cash provided by (used in) investing activities	2,168	(25,712)	15,641
Net cash provided by (used in) financing activities	4,616	63,328	(21,222)
Effect of exchange rate changes on cash and cash equivalents	337	1,014	(11)
Net decrease in cash and cash equivalents	(22,449)	(545)	(13,679)

Operating Activities

Our net cash used in operating activities in 2012 was $8.1 million. This was primarily attributable to (i) our net loss of $9.5 million, (ii) a reversal of $2.3 million in bad debt provision due to collection of accounts receivable previously written down, (iii) an increase of $1.7 million in amounts due from related parties resulting from the delayed receipt of receivables (subsequently collected after December 31, 2012) related to advertising revenues from Shengyue, (iv) a decrease of $1.5 million in accounts payable due to more settlement of cash incentives to advertising agencies in 2012, which were adjusted by (i) non-cash expenses of $3.5 million in depreciation and amortization and $0.5 million in share-based compensation, and (ii) a decrease of $3.0 million in accounts receivable as a result of increased collection of advertising revenues from third parties in 2012.

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

Investing Activities

Our net cash provided by investing activities was $15.6 million. This was primarily attributable to (i) the repayments by Shanda Games Limited of interest-bearing loans with an aggregate amount of $14.0 million in 2012, and (ii) a release of restricted cash of $3.6 million that was previously pledged to secure a bank loan, partially offset by (i) a $1.3 million payment for purchase of property and equipment and (ii) an interest bearing-loan of $0.5 million to Shanda Capital Limited in 2012.

Our net cash used in investing activities was $25.7 million in 2011. This consisted mainly of (i) the interest-bearing loans with an aggregate amount of $14.1 million provided to Shanda Games Limited in 2011, (ii) $5.5 million used in payment for licensed video copyrights, (iii) our pledge of $3.6 million cash as collateral for the bank loan, and (iv) payment of $2.4 million for the purchases of property and equipment.

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

Financing Activities

Our net cash used in financing activities was $21.2 million in 2012. This consisted mainly of (i) the repayments to Shanda Games Limited of interest-bearing loans with an aggregate amount of $9.9 million, (ii) repurchase of ordinary shares with an aggregate amount of $8.2 million, and (iii) the repayment of bank borrowings of RMB20.0 million ($3.1 million).

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

In addition, under PRC laws and regulations, our PRC subsidiaries and our consolidated affiliated entities may pay dividends only out of their retained earnings as determined in accordance with PRC accounting standards and regulations. There is no significant difference between retained earnings as determined in accordance with PRC accounting standards and in accordance with U.S. GAAP. In addition, our PRC subsidiaries and our consolidated affiliated entities are required to set aside at least 10% of their after-tax net income each year, if any, to fund certain statutory reserves, which are not distributable as cash dividends, until the aggregate amount of such funds reaches 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are restricted in their ability to transfer a portion of their net assets to our company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $52.7 million, or 157.0% of our company’s total consolidated net assets as of December 31, 2012. In addition, our PRC subsidiaries and our consolidated affiliated entities may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These staff welfare and bonus funds are not distributable as cash dividends. See note 21 to our audited consolidated financial statements and Item 3.D. “Risk Factors—Risks Related to Our Corporate Structure—We rely on our PRC subsidiaries and our consolidated affiliated entities to fund our cash and financing requirements. Any limitation on the ability of our PRC subsidiaries and our consolidated affiliated entities to transfer funds to us could have a material adverse effect on our ability to grow or otherwise fund our cash and financing requirements.”

Cash transfers from our PRC subsidiaries to our offshore subsidiary and our company are also subject to restrictions imposed by the PRC government’s currency conversion policy. See Item 3.D. “Risk Factors—Risks Related to Our Corporate Structure—Restrictions on currency exchange may limit our ability to utilize our revenues effectively.”

C. Research and Development, Patents and Licenses

See Item 4.B. “Business Overview—Technology and Infrastructure” and “—Intellectual Property.”

Our research and development expenditures were nil, $2.7 million and $2.0  million in 2010, 2011 and 2012, respectively.

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

F. Contractual Obligations

The following table sets forth certain information with respect to our contractual obligations as of December 31, 2012:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years
	(in thousands of U.S. dollars)
Operating lease commitments	3,003	1,210	1,793

We did not have any long-term debt obligations as of December 31, 2012.

We had other payables due to related parties in the amount of $3.8 million as of December 31, 2012. All of these amounts were payable within one year. See Item 7.B., “Related Party Transactions—Other Related Party Transactions.”

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The names of our current directors and executive officers, their ages as of February 28, 2013, and the principal positions with us held by them are as follows:

Name	Age	Position
Bruno Wu(3)	46	Independent Director and Chairman of the Board of Directors
Tianqiao Chen(1)	39	Director
Danian Chen(1)	34	Director
Grace Wu(1)(2)	42	Director
Haifa Zhu(2)	40	Director
Tuoc Luong(2)	51	Director
Tongyu Zhou(3)	44	Independent Director
Wenwen Niu(3)	46	Independent Director
Yu Shi	35	Chief Executive Officer and Acting Chief Editor
Frank Feng	39	Acting Chief Financial Officer
Kelvin Wenbo Liu	57	President
Jian Lu	50	Chief Technology Officer

(1)         Member of the compensation and leadership development committee

(2)         Member of the corporate development and finance committee

(3)         Member of the audit committee

Biographical Information

Bruno Wu. Mr. Wu has served as an independent director on our board of directors since September 1, 2009 and has been Chairman of the board of directors since August 17, 2010. Mr. Wu also has served as a director of Shanda Interactive from October 2006 to August 2009. Mr. Wu is the co-founder and chairman of The Sun Red Rock Group of Companies, one of China’s largest privately held media groups. Mr. Wu served as co-chairman of SINA Corporation from 2001 to 2002 and as the chief operating officer of ATV, one of the two free-to-air networks in Hong Kong, from June 1998 until February 1999. Mr. Wu received a doctorate degree in international politics from Fudan University in 2001, a master of arts degree in international affairs from Washington University in Missouri in 1993, a bachelor of science degree in business administration-finance from Culver-Stockton College in Missouri in December 1990, and a diploma of studies in French civilization from the University of Savoie in France in 1987.

Tianqiao Chen. Mr. Chen has served on our board of directors since July 24, 2009 and was Chairman of the board of directors from July 24, 2009 to August 17, 2010. Mr. Tianqiao Chen is one of the co-founders of Shanda Interactive and has served as the chairman of the board of directors and the chief executive officer of Shanda Interactive since its inception in December 1999. Mr. Chen also serves as a member of the board of directors of Shanda Games Limited. Mr. Chen received a bachelor’s degree in economics from Fudan University. Mr. Tianqiao Chen is the brother of Mr. Danian Chen, one of our directors.

Danian Chen. Mr. Danian Chen has served on our board of directors since January 19, 2010. Mr. Danian Chen is one of the co-founders of Shanda Interactive. Mr. Danian Chen served in various capacities at Shanda Interactive, mostly recently as the chief operating officer from 2008 to 2012. Mr. Chen is also a member of the board of directors of Shanda Interactive, a position which he has held since its inception in 1999, and a member of the board of directors of Shanda Games Limited. Mr. Danian Chen is Mr. Tianqiao Chen’s brother.

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

HaifaZhu. Mr. Zhu has served on our board of directors since July 24, 2009. Mr. Zhu also served as our Acting Chief Executive Officer from March 14, 2011 to August 1, 2011. Mr. Zhu has served as chief investment officer and senior vice president of Shanda Interactive since April 2008. Mr. Zhu previously served as Shanda Interactive’s assistant vice president of investments, director of platform operations, director of central user platform and deputy director of new business center. Prior to joining Shanda Interactive, Mr. Zhu was responsible for investments at Nuovo Assets Investment Ltd. from 2001 to 2004. Prior to joining Nuovo Assets Investment Ltd., Mr. Zhu worked in technology management for the Shanghai Academy of Science from 1996 to 2001. Mr. Zhu received a master’s degree in business administration and a bachelor’s degree from Fudan University.

Tuoc Luong. Mr. Luong has served on our board of directors since May 7, 2012. Mr. Tuoc Luong is currently the chief executive officer of Shanda Online Holdings Limited and Head of Shanda Innovations, United States. Prior to that, Mr. Luong served as the global senior vice president of Yahoo! Inc., or Yahoo, from 2007 to 2010, where he led the search division and was responsible for Yahoo’s search products worldwide. Before joining Yahoo, Mr. Luong held various management positions at Inter Active Corp (IAC), Ask Jeeves Inc., Microsoft Corporation, Oracle Corporation and several other hi-tech companies. In addition, Mr. Luong was an entrepreneur having founded and worked at multiple successful startup companies in Silicon Valley. Mr. Luong received a master’s degree in engineering management from Santa Clara University and a bachelor’s degree in computer science from the University of California at Berkeley.

Tongyu Zhou. Ms. Zhou has served as an independent director on our board of directors since September 1, 2009. Ms. Zhou is the founder and chairman of Shanghai Weida Hi-Tech Group Co., Ltd. Ms. Zhou is a member of the national committee of CPPCC and Chinese National Youth Union, vice president of the Chinese Young Entrepreneurs’ Association and Shanghai Chamber of Commerce. Ms. Zhou is a member of Standing Committee of All-China Federation of Industry and Commerce since November 2012. Ms. Zhou received a doctorate degree in economics from Fudan University in 2008 and a master’s degree in business administration from China Europe International Business School in 2002.

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

Frank Feng. Mr. Feng has served as our Acting Chief Financial Officer since May 16, 2012. He joined us as our Vice President of Finance and financial controller in July 2011. Mr. Feng previously served as finance vice president of Taomee Holdings Limited in 2010 and finance director of Renesola Ltd. from 2008 to 2009.  Before joining Renesola Ltd., Mr. Feng worked in the audit departments of Deloitte, PwC and KPMG for 12 years.  Mr. Feng became a member of the Chinese Institute of the Certified Public Accountant in 1999 and received a bachelor’s degree from Shanghai Jiaotong University in 1996.

Kelvin Wenbo Liu. Mr. Liu has served as our President since March 30, 2013. Mr. Liu has also served as chief executive officer of Shanda Interactive’s Grand Cloud business unit since 2012. Prior to that, Mr. Liu served as an engineering manager of Google Inc. from 2004 to 2012. Prior to joining Google, Mr. Liu served in various software companies in the United States, including Autodesk, Inc., Microsoft Corporation and Ask Jeeves Inc. He also founded or helped to found various start-up companies in Silicon Valley, including Savvion, Octopus and Silk Valley. Mr. Liu graduated from Tsinghua University with a bachelor degree in computer science and received a doctoral degree in computer science from Rensselaer Polytechnic Institute.

Jian Lu. Mr. Lu has served as our Chief Technology Officer since March 30, 2013. Mr. Lu has also served as Head of Multimedia Technology Division of Shanda Innovations since 2010. Prior to that, Mr. Lu was a co-founder and chief technology officer of Vobile, Inc. and led the development of VideoDNATM. Mr. Lu also worked at Apple Inc. for more than eight years and led the technical development of QuickTime compression and streaming. Mr. Lu graduated from Zhejiang University with a bachelor’s degree in mechanical engineering and received a doctoral degree in electrical engineering from Dartmouth College.

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

Each executive officer has agreed to hold, both during and subsequent to the term of the employment agreement, our confidential information in strict confidence and not to disclose such information to anyone except to our other employees who have a need to know such information in connection with our business or except as required in the performance of his or her duties in connection with the employment. In addition, each executive officer has agreed to be bound by non-competition restrictions during the term of the employment agreement and for a certain period after the termination of his or her employment.

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2012, we paid aggregate compensation of $1.1 million to our directors and officers, including former officers and directors who resigned in 2012, namely, Tony Shen, former Chief Financial Officer. For the year ended December 31, 2012, we granted options to purchase an aggregate of 285,000 ordinary shares with exercise prices of $1.16 per ADS and expiration dates through 2018, to our officers. Other than share options granted under our 2010 Equity Compensation Plan, as well as fees paid to our independent directors for board services rendered, we only paid compensation to those directors who also served as executive officers in 2012. We also maintain director and executive officer insurance for our directors and executive officers.

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

The table below sets forth the options that had been granted to our directors and executive officers pursuant to the 2010 Plan as of March 31, 2013.

Name	Number of Ordinary Shares to be Issued Upon Exercise of Options	Exercise Price per Ordinary Share	Date of Grant	Date of Expiration
		($)
Bruno Wu	*	0.0568	December 4, 2010	December 4, 2016
Tianqiao Chen	—	—	—	—
Danian Chen	*	0.0568	December 4, 2010	December 4, 2016
	*	0.0392	February 24, 2011	February 24, 2017
Grace Wu	*	0.0568	December 4, 2010	December 4, 2016
	*	0.0392	February 24, 2011	February 24, 2017
	*	0.0227	August 23, 2011	August 23, 2017
Haifa Zhu	*	0.0568	December 4, 2010	December 4, 2016
	*	0.0392	February 24, 2011	February 24, 2017
	*	0.0227	August 23, 2011	August 23, 2017
Haibin Qu(1)	*	0.0568	December 4, 2010	December 4, 2016
Tuoc Luong	—	—	—	—
Tongyu Zhou	*	0.0568	December 4, 2010	December 4, 2016
Wenwen Niu	*	0.0568	December 4, 2010	December 4, 2016
Yu Shi	*	0.0392	February 24, 2011	February 24, 2018
	*	0.0227	August 23, 2011	August 23, 2018
Frank Feng	*	0.0227	August 23, 2011	August 23, 2018
Tony Shen(2)	*	0.0568	December 4, 2010	December 4, 2017
Kelvin Wenbo Liu	—	—	—	—
Jian Lu	—	—	—	—

*                 Upon exercise of all vested options, this person would beneficially own less than 1% of our outstanding ordinary shares as of March 31, 2013.

(1)         Haibin Qu resigned as our director, with effect from May 7, 2012.

(2)         Tony Shen resigned as our chief financial officer, with effect from May 16, 2012.

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

The members of the corporate development and finance committee are Tuoc Luong, Grace Wu and Haifa Zhu. The corporate development and finance committee is responsible for, among other things, reviewing and approving any proposed issues of debt including public and private debt, credit facilities with banks and others, and other credit arrangements such as capital and operating leases, and reviewing and approving any contract between us and Shanda Interactive or any affiliate of Shanda Interactive.

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

D. Employees

As of December 31, 2010, 2011 and 2012, we had 816, 232 and 211 full-time employees, respectively. None of our personnel are represented under collective bargaining agreements.

E. Share Ownership

The following table sets forth certain information known to us with respect to the beneficial ownership of our ordinary shares as of March 31, 2013 by:

•                  all persons who are beneficial owners of five percent or more of our ordinary shares; and

•                  our executive officers and directors.

Percentage of beneficial ownership is based on 4,732,446,560 ordinary shares outstanding as of December 31, 2012. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares power to direct the voting or the disposition of the security or to receive the economic benefit of ownership of the security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. These securities, however, are not included in the computation of the percentage ownership of any other person. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

Shares Beneficially Owned
Name	Number	Percentage
5% or More Beneficial Owner
Shanda Interactive Entertainment Limited(1)	3,334,694,602	70.5%

Executive Officers and Directors
Bruno Wu	*	*
Tianqiao Chen	—	—
Danian Chen	*	*
Grace Wu	*	*
Haifa Zhu	*	*
Tuoc Luong	*	*
Tongyu Zhou	*	*
Wenwen Niu	*	*
Yu Shi	*	*
Frank Feng	*	*
Kelvin Wenbo Liu	—	—
Jian Lu	—	—

*                 Upon exercise of all vested options, this person would beneficially own less than 1% of our outstanding ordinary shares as of March 31, 2013.

(1)         According to the amendment to the Schedule 13D filed with the SEC on March 18, 2013, Shanda Media Group Limited, a wholly owned subsidiary of Shanda Interactive, which is in turn wholly owned by Premium Lead Company Limited, beneficially owned 3,334,694,602 of our ordinary shares, including shares represented by our ADSs, as of December 31, 2012. According to the Schedule 13D and its amendments filed with the SEC on or prior to March 18, 2013, Shanda Media Group Limited, which was then wholly owned by Shanda Interactive, beneficially owned 66.4%, 55.9%, 66.4%, 51.4%, 50.6% and 50.1% of our ordinary shares as of July 7, 2011, April 20, 2011, April 1, 2011, September 30, 2010, August 6, 2010 and June 23, 2010, respectively. We do not have further information with respect to any changes in Shanda Interactive’s beneficial ownership of our shares subsequent to December 31, 2012.

As of March 31, 2013, approximately 2,425 million ordinary shares were held in the form of ADSs by the nominee of our ADS depositary bank, Citibank N.A., on behalf of our ADS holders and approximately 1 million ordinary shares were held by six holders of record in the United States. Citibank N.A. has advised us that as of that date approximately 14.61 million ADSs, representing approximately 1,461 million ordinary shares, were held of record by the nominee of DTC on behalf of DTC participants and approximately 9.63 million ADSs, representing approximately 963 million ordinary shares, were held of record by Shanda Interactive and 101 other registered holders, most of whom are outside the United States. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

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

A. Major Shareholders

Please refer to Item 6.E. “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with Respect to Our Consolidated Affiliated Entities

We conduct our operations in China principally through contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities in China, and their respective shareholders. See Item 4.C. “Organizational Structure.” The principal terms of the agreements with respect to our consolidated affiliated entities are described as follows.

Loan Agreements: Each of our PRC subsidiaries entered into loan agreements with the shareholders of the relevant PRC consolidated affiliated entities (Ku6 Information Technology, Ku6 Cultural and Tianjin Ku6 Network), pursuant to which our PRC subsidiaries granted interest-free loans to these shareholders to fund their capital contributions to the consolidated affiliated entities. The total amount of these loans as of December 31, 2012 was RMB31.0 million ($5.0 million). Each of the loans to the shareholders of Ku6 Information Technology and Ku6 Cultural has an unspecified term and will be repayable upon demand. Each of the loans to the shareholders of Tianjin Ku6 Network has an initial term of 20 years expiring in December 2031, which can be extended upon written agreement. The shareholders of these consolidated affiliated entities may not repay all or any part of the loans without the prior written consent of our PRC subsidiaries.

Exclusive Business Cooperation Agreements: Tianjin WFOE, one of our PRC subsidiaries, entered into an exclusive business cooperation agreement with Tianjin Ku6 Zheng Yuan, one of our consolidated affiliated entities, pursuant to which Tianjin Ku6 Zheng Yuan agreed to appoint Tianjin WFOE as its exclusive providers of technical, consulting and other services for service fees equal to 100% of the net income of Tianjin Ku6 Zheng Yuan. Tianjin WFOE is entitled to exclusive and proprietary rights and interests in any intellectual properties arising out of or created during the performance of this agreement. This agreement has an initial term of 10 years expiring in March 2019, and will be renewable upon the request of Tianjin WFOE. Tianjin WFOE has the right to terminate the agreement at any time upon giving prior written notice, but neither Tianjin Ku6 Zheng Yuan or its shareholders may terminate the agreement prior to expiration.

Exclusive Consulting and Service Agreements or Exclusive Technology Consulting and Service Framework Agreement: Certain of our PRC subsidiaries (Beijing WFOE, Tianjin WFOE and Tianjin Ku6 Network WFOE) entered into exclusive consulting and service agreements with the relevant consolidated affiliated entities (Ku6 Information Technology, Ku6 Cultural and Tianjin Ku6 Network), pursuant to which these consolidated affiliated entities agreed to respectively engage our PRC subsidiaries as their exclusive provider of consulting and other services. The amount of service fees payable by these consolidated affiliated entities to our PRC subsidiaries shall be agreed upon by the parties based on the scope and complexity of the technologies involved, the content and duration of the services provided, and the prevailing market price for similar services. Our PRC subsidiaries will exclusively own any intellectual property arising from the performance of these agreements. Unless terminated earlier by our PRC subsidiaries, these agreements have an initial term of 20 years expiring in December 2031, and will be renewable upon the request of our PRC subsidiaries. Our consolidated affiliated entities may not terminate these agreements without cause unless they compensate our PRC subsidiaries for all losses caused by such early termination.

Business Operation Agreements: Certain of our PRC subsidiaries (Beijing WFOE, Tianjin WFOE and Tianjin Ku6 Network WFOE) entered into business operation agreements with the relevant consolidated affiliated entities (Ku6 Information Technology, Ku6 Cultural and Tianjin Ku6 Network) and their respective shareholders, which set forth the rights of these PRC subsidiaries to control the actions of these consolidated affiliated entities and their shareholders, including the rights to manage the daily operations of these consolidated affiliated entities and to appoint and remove the directors of these consolidated affiliated entities. In addition, the consolidated affiliated entities may not engage in any transactions that could materially affect their assets, liabilities, rights or operations without the prior consent of our PRC subsidiaries. These agreements have an initial term of 20 years expiring in December 2031, and will be renewable upon the request of our PRC subsidiaries. Our PRC subsidiaries have the right to terminate the agreements at any time upon giving prior written notice, but none of the consolidated affiliated entities or their shareholders may terminate the agreements prior to expiration.

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

Powers of Attorney: Each of the shareholders of our consolidated affiliated entities entered into a power of attorney to irrevocably authorize the relevant PRC subsidiary as his, her or its agent and attorney on all matters pertaining to the relevant consolidated affiliated entity and to exercise all of his, her or its rights as a shareholder of such consolidated affiliated entity, including the right to attend shareholders’ meetings, to exercise voting rights and to appoint directors and other senior management of such consolidated affiliated entity. The power of attorney is irrevocable and will continue to be effective, (i) in the case of the shareholder of Ku6 Information Technology or Ku6 Cultural, as long as such shareholder continues to be its shareholder; (ii) in the case of the shareholder of Tianjin Ku6 Zheng Yuan, until the equity interest purchase option as set forth in the exclusive option agreement has been fully exercised; and (iii) in the case of the shareholder of Tianjin Ku6 Network, for a term of 20 years, renewable upon the request of the relevant PRC subsidiary.

Exclusive Option Agreements or Equity Disposition Agreements: Each of our PRC subsidiaries entered into exclusive option agreements or equity disposition agreements with the relevant consolidated affiliated entities and their respective shareholders, pursuant to which our PRC subsidiaries or their designees are entitled to an exclusive right, exercisable at any time during the term of the agreements, to the extent permitted under PRC laws and regulations, to purchase from the shareholders of these consolidated affiliated entities all or any part of their equity interests in the consolidated affiliated entities. The purchase price shall equal to the amount of the registered capital of the consolidated affiliated entities (in respect of Tianjin Ku6 Zheng Yuan) or the lowest price permissible by the then-applicable PRC laws and regulations (in respect of Ku6 Information Technology, Ku6 Cultural and Tianjin Ku6 Network). Without the prior written consent of our PRC subsidiaries, none of the consolidated affiliated entities or their shareholders may take actions that could materially affect the assets, liabilities, operations or equity of the consolidated affiliated entities, including distribution of dividends, transfer or mortgage of assets, incurrence or guarantee of any indebtedness, or merger or consolidation, and none of the shareholders may dispose of or allow any security interest to be encumbered on their equity interests in the consolidated affiliated entities except as otherwise agreed upon with our PRC subsidiaries. The initial term of these agreements is 10 years (in respect of Tianjin Ku6 Zheng Yuan) or 20 years (in respect of Ku6 Information Technology, Ku6 Cultural and Tianjin Ku6 Network), with the earliest expiration date being March 21, 2019. These agreements will be renewable upon the request of our PRC subsidiaries.

Exclusive Intellectual Property Option Agreement: Beijing WFOE entered into an exclusive intellectual property option agreement with Ku6 Information Technology, pursuant to which Ku6 Information Technology irrevocably granted to Beijing WFOE or its designee an exclusive right, exercisable at any time during the term of this agreement, to purchase from Ku6 Information Technology, in accordance with the price agreed upon by the parties and to the extent permitted under PRC laws and regulations, certain intellectual property rights. Without Beijing WFOE’s prior consent, Ku6 Information Technology may not transfer any of these intellectual property rights to any third party. This agreement has an initial term of 10 years expiring in June 2018 and will be automatically renewed for another 10 years unless terminated by Beijing WFOE.

Advertising Agency Agreement with Shengyue

In April 2011, we entered into an advertising agency agreement with Shengyue, an affiliate wholly owned by Shanda Interactive, pursuant to which Shengyue agreed to act as our exclusive advertising agency for our standard media resources and as our non-exclusive advertising agency for our highly interactive advertising resources and to generate advertising revenue for us by using the AA system. The initial term of our advertising agency agreement with Shengyue expired on December 31, 2012. In January 2013, we amended and restated this agreement with Shengyue and extended its term to December 31, 2013.

Pursuant to the advertising agency agreement, Shengyue guarantees to us a minimum amount of revenues for each quarter. In return, we guarantee a certain amount of web traffic for our webpage on which Shengyue posts advertisements. If the advertising revenues from Shengyue exceed the minimum guaranteed amount, we are required to pay Shengyue a progressive commission fee based upon increasing percentages for additional tiers of revenue in excess of the guaranteed amount. We negotiated these terms with Shengyue based on pricing information obtained from competing third parties and an internal assessment of the value of our revenue-generating media resources.

For the years ended December 31, 2011 and 2012, we generated advertising revenues of $8.1 million and $12.5 million from Shengyue. Since the commencement of the arrangement, we have been able to satisfy the web traffic requirements under the advertising agency agreement. As we enjoyed a commission-free trial period in 2011 under the agreement, and the advertising revenues in 2012 did not exceed the minimum amount guaranteed by Shengyue, we incurred nil and nil commission fees payable to Shengyue in 2011 and 2012, respectively. To the extent that future advertising sales by Shengyue to our advertisers increase significantly and exceed the minimum guaranteed amounts, progressively higher commission fees would be incurred, which may negatively affect our profit margin.

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

Loans to and from Related Parties

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

In February 2011, Ku6 Information Technology borrowed RMB40.0 million ($6.4 million) on an unsecured basis from Shanghai Shulong Technology Co., Ltd., pursuant to an entrusted loan agreement. This loan carried an interest rate of 5.05% per year and was originally due in August 2011. We repaid RMB250,000 ($39,271) and the term of the loan with respect to the remaining amount of RMB39.8 million ($6.3 million) was subsequently extended to February 2012. The interest rate was revised to 6.71% per year. In February 2012, we repaid RMB19.8 million ($3. 2 million). We extended the term of the loan with respect to the remaining amount of RMB20.0 million ($3.2 million) to August 2012 and the interest rate remained at 6.71% per year. In August 2012, the RMB20.0 million ($3.2 million) was further extended to February 2013 with interest rate of 6.71% per year. This loan was fully repaid in January 2013.

In June 2011, Ku6 Information Technology borrowed RMB43.0 million ($6.8 million) on an unsecured basis from Shanghai Shulong Computer Technology Co., Ltd., pursuant to an entrusted loan agreement. This loan carries an interest rate of 6.31% per year and was due in June 2012. This loan was fully repaid in June 2012.

In December 2010, our company provided a $3.2 million unsecured loan to Shanda Games Limited, a company controlled by Shanda Interactive, which carried an interest rate of 0.6% per year and was originally due in July 2011. The term of the loan was subsequently extended to August 2012 with an interest rate of 0.6% per year before December 31, 2011 and an interest rate of 3% per year after that. In January 2011, our company provided a $6.7 million unsecured loan to Shanda Games Limited, which carried an interest rate of 0.6% per year and was originally due in July 2011. The term of this loan was subsequently extended to August 2012. The interest rate for 50% of the principal amount was revised to 0.6% per year before February 14, 2012 and 3% per year after that. The interest rate for the remaining 50% of the principal amount was revised to 0.6% per year before March 1, 2012 and 1.8% per year after that. Shanda Games Limited repaid a total of $6.6 million of the principal amount under these loans in May 2012. With respect to the remaining principal amount of $3.3 million, the term was extended to February 2013 with an interest rate of 3% per year. The loan was repaid in full in February 2013.

In June 2011, our company provided a $7.3 million unsecured loan to Shanda Games Limited, which carries an interest rate of 1.37% per year and was due in May 2012. The term of the loan was subsequently extended to June 20, 2012 with respect to $3.0 million of the principal amount and to December 20, 2012 with respect to the remaining balance. The interest rate was revised to 1.37% per year before June 20, 2012 and 3% per year after that. This loan was fully repaid in December 2012.

In March 2012, our company provided a $0.5 million unsecured loan to Shanda Capital Limited, a company controlled by Shanda Interactive, which carries an interest rate of 3% per year and was due on March 25, 2013. The term of this loan is in the process of being extended.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” for our audited consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

From time to time, we have been involved in litigation relating to copyright infringement and other matters in the ordinary course of our business. We had an accrued litigation provision balance of $2.1 million as of December 31, 2012. The accrual was based on judgments handed down by the court and out-of-court settlements as of or after December 31, 2012 but related to alleged copyright infringement arising before December 31, 2012. The accrual was based upon management’s best estimation according to the historical actual compensation amount per video of Ku6 Holding for the similar legal actions and the advice from PRC counsel. We are in the process of appealing certain judgments for which the loss has been accrued.

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

Although we have implemented and strengthened standard procedures to delete video content, especially our UGC, that allegedly infringes on intellectual property rights of third parties, we have limited control over the nature or types of the content posted by our users. The infringement of intellectual property rights by our users may result in litigation against us and harm our business and reputation. See Item 3.D. “Risk Factors—Risks Related to Our Business— We have been and expect to continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website.”

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

	Sales Price
	High	Low
	(in U.S. dollars)
Annual highs and lows
2008	4.21	1.08
2009	7.16	0.93
2010	8.40	2.22
2011	8.12	0.75
2012	4.04	0.90
Quarterly highs and lows
First quarter 2011	5.25	2.59
Second quarter 2011	8.12	2.83
Third quarter 2011	3.68	1.70
Fourth quarter 2011	2.10	0.75
First quarter 2012	4.04	1.03
Second quarter 2012	2.18	1.10
Third quarter 2012	1.40	0.90
Fourth quarter 2012	1.25	0.90
First quarter 2013	1.30	0.95
Monthly highs and lows
October 2012	1.05	0.90
November 2012	1.25	0.98
December 2012	1.15	0.91
January 2013	1.20	1.04
February 2013	1.30	0.96
March 2013	1.20	0.95
April 2013 (through April 18, 2013)	1.05	0.97

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material terms and provisions of our current memorandum and articles of association, as well as certain provisions of the Cayman Companies Law insofar as they relate to the material terms of our ordinary shares. This summary is not complete and some of the terms in our memorandum and articles of association are subject to other rights, restrictions and obligations set out therein, and you should read in full our memorandum and articles of association, which was included as Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-121987) filed with the SEC on January 12, 2005, as amended by the amendment passed by our shareholders by way of a special resolution on October 16, 2009, which was included as Exhibit 1.2 to our annual report on Form 20-F for the year ended December 31, 2009 (File No. 000-51116) filed with the SEC on April 30, 2010, the amendment passed by our shareholders by way of a special resolution on June 24, 2011, which was included as Exhibit 1.3 to our annual report on Form 20-F for the year ended December 31, 2010 (File No. 000-51116) filed with the SEC on June 28, 2011, and the amendment passed by our shareholders by way of a special resolution on July 12, 2012, which was included as Exhibit 1.4 to this Form 20-F.

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

Shares with Preferred Rights

Our memorandum and articles of association provide for the authorization of issuance of shares with preferred rights. Subject to any direction that may be given by us in general meetings, and without prejudice to any special rights previously conferred on the holders of existing shares, our directors may allot, issue, grant options over or otherwise dispose of shares of our company, with or without preferred rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper. We have no immediate plans to issue any shares with preferred rights. The issuance of any of our shares with preferred rights could provide needed flexibility in connection with possible acquisitions and other corporate purposes. However, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting shares or discourage an attempt to gain control of us. In addition, the board of directors, without shareholder approval, can issue shares with preferred rights with voting and conversion rights which could adversely affect the voting power and other rights of the holders of ordinary shares. These shares with preferred rights may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. The listing maintenance requirements of the NASDAQ Global Market, which apply so long as our ADSs are quoted on that market, require shareholder approval of certain issuances of our securities equal to or exceeding 20% of the then outstanding voting power of all our securities or the then outstanding number of our ordinary shares.

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

Indemnification . Cayman Islands law does not (other than as set forth hereafter) limit the extent to which a company’s organizational documents may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

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

•                  Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules;

•                  Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules; and

•                  the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or Circular 142.

Under the Exchange Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is subject to the approval of or registration with SAFE.

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

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fundraising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of November 1, 2005, and which was supplemented by an implementing notice issued on November 24, 2005. Subsequently, SAFE issued a series of implementation rules and guidance, including the Implementing Rules Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of the Domestic Residents Conducted via Offshore Special Purpose Companies, which became effective as of July 1, 2011, and Notice on Further Adjustments to Measures for the Administration of Foreign Exchange for Direct Investment, which became effective on December 17, 2012.

Under these regulations, PRC residents is required to register with the relevant local SAFE branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them and direct investment through such an offshore entity in China. The term “PRC residents,” as used in these regulations, includes not only PRC citizens but also other persons who habitually reside in China for economic benefit. Such PRC residents are required to register with the relevant SAFE branch before establishing or taking control of such an offshore entity and complete amended registrations with the relevant SAFE branch upon: (i) injection of equity interests or assets of an onshore enterprise into the offshore entity; (ii) subsequent overseas equity financing by such offshore entity; or (iii) any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. The PRC residents who have already incorporated or gained control of offshore entities that had completed onshore investments in China before Circular 75 took effect must register with the relevant local SAFE branch on or before March 31, 2006. In addition, such PRC residents are required to repatriate into China all of their dividend profits or capital gains from their shareholdings in the offshore entity within 180 days of their receipt of such profits or gains.

The registration and amendment procedures are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investment or shareholders’ loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds or the return of funds upon a capital reduction.

A number of terms and provisions in these regulations remain unclear. Because of uncertainty over how these regulations will be interpreted and implemented, we cannot predict how they will affect our business operations or future strategies. For example, our present and prospective PRC subsidiaries’ ability to conduct foreign exchange activities, such as remitting dividends and foreign currency-denominated borrowings, may be subject to compliance with requirements of these regulations by the PRC resident holders of our ordinary shares and ADSs. Despite our effort to fully comply with the SAFE regulations, we cannot assure you that we will obtain, or receive waivers from, any necessary approvals or not be found in violation of the SAFE regulations or any other related foreign exchange regulations. In particular, we cannot assure you that we will be able to cause all the present or prospective PRC resident holders of our ordinary shares or ADSs to comply with all SAFE regulations. A failure by the PRC resident holders of our ordinary shares or ADSs to comply with these regulations and its implementation rules or our inability to secure required approvals or registrations may subject us to fines or legal sanctions, limit our subsidiaries’ ability to make distributions or pay dividends, restrict our overseas or cross-border investment activities or affect our ownership structure, any of which could affect our business and prospects.

On August 29, 2008, SAFE promulgated Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority, and may not be used for equity investments within China, unless it is provided for otherwise. Relevant documents, including business contracts, showing the use of the Renminbi to be converted from foreign currency capital must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Failure to comply with Circular 142 could result in liabilities for such PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions, including: (i) being required to take appropriate remedial action, confiscation of any illegal income and being fined up to 30% of the illegal amount involved; (2) in circumstances involving serious violations, a fine of between 30% and 100% of the illegal amount involved shall be imposed on the organization or individual concerned.

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

Cayman Islands Taxation and Exchange Control

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands (as amended by the Tax Concessions Law (2011 Revision) of the Cayman Islands), our company has obtained an undertaking from the Governor-in-Council:

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

PRC Taxation

On January 1, 2008, the prevailing EIT Law became effective. The EIT Law provides that legal entities organized outside China will be considered PRC residents for Chinese income tax purposes if their place of effective management or control is within China. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., reside within China. Under current PRC laws and regulations, it is uncertain whether our company and our offshore intermediate holding company would be deemed as PRC resident enterprises under the EIT Law. If our company was treated as a PRC resident enterprise, dividends paid by our company to holders of our ordinary shares or ADSs that are non-resident enterprises and gains realized by these holders on the disposition of our ordinary shares or ADSs would generally be subject to a 10% PRC withholding tax, unless a reduced tax rate is provided by any applicable tax treaty and the holders have completed the relevant procedures prescribed by the PRC tax authorities to prove their beneficial owner status.

Under the IITL, if we are treated as a PRC resident enterprise, non-resident individual investors would be subject to PRC individual income tax on dividends paid to such investors and any capital gains realized from the transfer of our ordinary shares and ADSs, provided that such dividends and gains are deemed as China-sourced income. A non-resident individual is an individual who has no domicile in China and does not stay within China or has stayed within China for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our ordinary shares or ADSs after deducting all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. If we were considered a PRC resident enterprise and dividends paid with respect to our ordinary shares and ADSs and the gains realized from the transfer of our ordinary shares and ADSs were considered China-sourced income by relevant PRC tax authorities, such dividends and gains earned by non-resident individuals would generally be subject to PRC tax at a rate of 20%, unless a reduced tax rate is provided by any applicable tax treaty and the holders have completed the relevant procedures prescribed by the PRC tax authorities to prove their beneficial owner status.

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

This summary is for general information only and does not address all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances, including the potential application of the provisions of the Code known as the Medicare contribution tax, or to holders subject to special tax rules, such as: certain financial institutions; insurance companies; dealers in stocks, securities, or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; entities classified as partnerships for U.S. federal income tax purposes; tax-exempt organizations; real estate investment trusts; regulated investment companies; qualified retirement plans, individual retirement accounts, Roth IRAs and other tax-deferred accounts; expatriates of the United States; persons subject to the alternative minimum tax; persons holding ordinary shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated transaction; persons who enter into a constructive sale with respect to ordinary shares or ADSs; persons who acquired ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation for services; persons actually or constructively holding 10% or more of our voting stock; U.S. persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar; and persons holding ordinary shares or ADSs in connection with a trade or business conducted outside of the United States.

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

•                  a citizen or individual resident of the United States;

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

Generally, a U.S. Holder who owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if the U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs. The U.S. Holder’s adjusted tax basis in the ordinary shares will be the same as the adjusted tax basis of the ADSs surrendered in exchange therefor, and the holding period for the ordinary shares will include the holding period for the surrendered ADSs.

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

Taxation of U.S. Holders

Passive Foreign Investment Company

Although we believe that we were not a PFIC for taxable year 2012, we believe that we were a PFIC for taxable years 2006, 2007, 2008 and 2009, and it was unclear whether we were a PFIC in taxable year 2011. We may be a PFIC for the taxable years ending after 2012. The determination of our PFIC status is subject to uncertainty, however, because the treatment of the contractual arrangements between our PRC subsidiaries and our VIEs for purposes of the PFIC rules is uncertain. Our PFIC status for any taxable year will not be determinable until after the end of the taxable year, and will depend on the composition of our income and assets and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ordinary shares or ADSs (which may be especially volatile).  For these reasons, and because of the uncertainties regarding the treatment of our contractual arrangements with our VIEs there can be no assurance we will not be a PFIC for any future taxable year.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADSs, we will generally continue to be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which such U.S. Holder holds them, regardless of whether we actually continue to be a PFIC.  Because we believe that we were a PFIC for taxable years 2006, 2007, 2008 and 2009, if you held ordinary shares or ADSs during any of those taxable years (or during the 2011 taxable year if we were a PFIC for that year), we would continue to be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which you hold them. Similarly, if you first acquired ordinary shares or ADSs in 2012 and we became a PFIC in a subsequent year, we would be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which you hold them. You may terminate this continued PFIC status by electing to recognize gain (which will be taxed under the default PFIC rules discussed below) as if your ordinary shares or ADSs had been sold on the last day of the last taxable year for which we were a PFIC.

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

•                  the amount allocated to the taxable year of receipt of proceeds from the excess distribution or disposition and any period prior to the first day of the first taxable year in which we were a PFIC will be treated as ordinary income in the taxable year to which it is allocated;

•                  the amount allocated to each other taxable year will be treated as ordinary income and taxed at the highest tax rate for individuals or corporations, as applicable, in effect for that year; and

•                  the resulting tax liability from any such other taxable years will be subject to the interest charge applicable to underpayments of tax.

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

Furthermore, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior year, the reduced tax rates applicable to dividends paid to certain non-corporate U.S. Holders, as discussed below, would not apply.

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

To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in the ordinary shares or ADSs, and thereafter as capital gain. Preferential tax rates for long-term capital gain may be applicable to dividends received by non-corporate U.S. Holders. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported to U.S. Holders as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

The amount of any dividend paid in Renminbi or any other foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your (or in the case of ADSs, the depositary’s) receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

As discussed above in “PRC Taxation,” dividends paid with respect to our ordinary shares or ADSs may be subject to PRC withholding tax, and the amount of a dividend will include any amounts withheld in respect of PRC taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders.  Subject to applicable limitations, some of which vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, PRC income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. PRC taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.

Dispositions of Ordinary Shares or ADSs

Subject to the discussion in “Passive Foreign Investment Company” above, you generally will realize taxable gain or loss on the sale or other disposition of ordinary shares or ADSs equal to the difference between the U.S. dollar value of (i) the amount realized on the disposition (i.e., the amount of cash plus the fair market value of any property received), and (ii) your adjusted tax basis in the ordinary shares or ADSs disposed of. Such gain or loss will be capital gain or loss.

If you have held the ordinary shares or ADSs for more than one year at the time of disposition, such capital gain or loss will be long-term capital gain or loss. Preferential tax rates for long-term capital gain will apply to non-corporate U.S. Holders. If you have held the ordinary shares or ADSs for one year or less, such capital gain or loss will be short-term capital gain or loss, taxable as ordinary income at your marginal income tax rate. The deductibility of capital losses is subject to limitations.

As discussed above in “PRC Taxation,” gains realized on the disposition of our ordinary shares or ADSs could be subject to PRC tax. Any gain or loss recognized by a U.S. Holder on a disposition of our ordinary shares or ADSs will generally be treated as U.S.-source income or loss for foreign tax credit limitation purposes. A U.S. Holder that is eligible for the benefits of the Treaty may be able to elect to treat disposition gain that is subject to PRC taxation as foreign-source gain and claim a credit in respect of the tax. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.

You should consult your own tax advisor regarding the U.S. federal income tax consequences if you receive currency other than U.S. dollars upon the disposition of ordinary shares or ADSs.

Information Reporting and Backup Withholding

Generally, information reporting requirements will apply to distributions on ordinary shares or ADSs or proceeds from the disposition of ordinary shares or ADSs paid within the United States (and, in certain cases, outside the United States) to a U.S. Holder unless such U.S. Holder is an exempt recipient. Furthermore, backup withholding may apply to such amounts unless such U.S. Holder (i) is an exempt recipient that, if required, establishes its right to an exemption, or (ii) provides its taxpayer identification number, certifies that it is not currently subject to backup withholding, and complies with other applicable requirements. A U.S. Holder may generally avoid backup withholding by furnishing a properly completed IRS Form W-9.

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

If the Renminbi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2012 which was used in preparing our audited financial statements as of and for the year ended December 31, 2012, our net asset value, as presented in U.S. dollars, would have been increased by $0.3 million and $1.4 million, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have reduced by $0.3 million and $1.6 million, respectively.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Payments Received

For the year ended December 31, 2012, the Depositary made payments on our behalf to third parties of approximately $29,103.49 (approximately $337.5 for legal expenses, $2,300 for account maintenance and $14,793.77 for proxy expenses), which is deducted from the amount of reimbursements made by the Depositary to us.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report on Form 20-F, our Chief Executive Officer and Acting Chief Financial Officer have performed an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based upon this evaluation, our Chief Executive Officer and Acting Chief Financial Officer concluded our company’s disclosure controls and procedures were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Acting Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework. Based on this assessment, management determined that our internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, as stated in its report included on page F-2.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2012, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Bruno Wu qualifies as an audit committee financial expert in accordance with the terms of Item 16A of Form 20-F. Mr. Wu satisfies the “independence” requirements of the NASDAQ Stock Market Rules and meets the criteria for “independence” under Rule 10A-3 under the Exchange Act.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct which applies to our employees, officers and non-employee directors, including our Chief Executive Officer and Acting Chief Financial Officer, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC.

The Code of Business Conduct is available on our investor relations website at http://www.mzcan.com/us/KUTV/irwebsite. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public. Copies of the Code of Business Conduct will be provided to any shareholder upon written request to: Legal Counsel, Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China.

Item 16C. Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent accountants, for certain services rendered to our company during 2011 and 2012.

	For the year ended December 31,
	2011	2012
	(in thousands of U.S. dollars)
Audit fees(1)	873	808
Audit-related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	4	57

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In December 2011, we approved a share repurchase program to purchase up to an aggregate of $3.2 million of our outstanding ADSs from time to time based on market conditions. The repurchases may be effected through open market transactions or block trades, including the use of derivative instruments, and will be financed with our cash balance. As of December 31, 2012, we had repurchased a total of approximately 0.1 million ADSs for an aggregate consideration of $0.1 million from the open market under this share repurchase program.

In July 2012, we repurchased an aggregate of 269,409,276 ordinary shares from certain former officers, Mr. Shanyou Li, Mr. Zhizhong Hao and Ms. Xingye Zeng, and Kumella Holdings Limited, a company controlled by Mr. Shanyou Li, at a price of $0.0291 per share, and repurchased 79,717 ADSs from Mr. Shanyou Li at a price of $2.91 per ADS. Our board of directors deemed it to be in the best interest and for the benefit of our company and our shareholders to enter into this share repurchase. Our board of directors had approved this transaction, taking into consideration a number of factors, including but not limited to the following: (i) the nature and timing of such share repurchase, (ii) the repurchase price of those ordinary shares and ADSs, (iii) the possible impact of such share repurchase on our ADS price, (iv) the price movements and liquidity of our ADSs and the stock market environment, (v) our financial condition, and (vi) our plans and alternative uses of our capital resources. Our board of directors had received a fairness opinion from an independent financial advisor and concluded that the repurchase price of those ordinary shares and ADSs was within a reasonable indicative range of fair value. Given the high volatility of our ADS price, which ranged from $0.90 per ADS to $3.30 per ADS based upon quoted closing prices during 2012, coupled with the thinly traded volume, it was not possible to rely solely upon past or current quoted market prices at the time to establish an appropriate indicative range of fair value. Therefore, the fairness opinion considered a range of valuation techniques, coupled with our historical and projected financial results, to establish a reasonable indicative range of fair value, which, based upon the facts and circumstances that existed at the time, supported the repurchase price as was approved by our board of directors. This repurchase was approved by our shareholders at our annual general meeting of shareholders on July 12, 2012 and consummated on July 13, 2012. All the repurchased shares were cancelled upon repurchase.

The table below sets forth the details of our purchases of our own equity securities during the year ended December 31, 2012.

	(a) Total Number of ADS Purchased		(b) Average Price Paid per ADS(1)	(c) Total Number of ADS Purchased as Part of Publicly Announced Plan	(d) Maximum Approximate U.S. dollar Value of ADS that May Yet Be Purchased Under the Plan
			($)		($)
Period
July 1 — July 31, 2012	2,773,810	(2)	2.91	2,773,810	N/A
September 1 — September 30, 2012	11,100		0.99	111,00	3,188,982
October 1 — October 31, 2012	674,00		0.98	674,00	3,122,996
November 1 —November 30, 2012	365		1.00	365	3,122,630
December 1 —December 31, 2012	20,720		0.98	20,720	3,102,305

(1)         Average price paid per ADS repurchased is the execution price, excluding commissions paid to brokers.

(2)         Represented the repurchase of ordinary shares and ADSs from Mr. Shanyou Li, Mr. Zhizhong Hao, Ms. Xingye Zeng and Kumella Holdings Limited.

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

Exhibit Number	Document
1.3

Amendment to the Amended and Restated Memorandum and Articles of Association of our company as adopted on June 24, 2011 (incorporated herein by reference to Exhibit 1.3 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

1.4*	Amendment to the Amended and Restated Articles of Association of our company as adopted on July 12, 2012.
2.1*	Specimen Share Certificate.
2.2

Specimen American Depositary Receipt of Ku6 Media Co., Ltd. (incorporated herein by reference to Exhibit 2.1 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 18, 2011).

2.3

Form of Deposit Agreement among us, Citibank N.A. and holders of the American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 3(a) to our registration statement on Form F-6 (Registration No. 333-122004) filed with the SEC on January 13, 2005).

4.1	2010 Equity Compensation Plan (incorporated herein by reference to Exhibit 4.41 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).
4.2	Form of Employment Agreement (incorporated herein by reference to Exhibit 4.3 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on March 29, 2012).
4.3

English translation of Exclusive Intellectual Property Option Agreement between Ku6 (Beijing) Technology Co., Ltd. and Ku6 (Beijing) Information Technology Co., Ltd dated June 23, 2008 (incorporated herein by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.4*	English translation of Loan Agreement between Ku6 (Beijing) Technology Co., Ltd. and Yingfeng Zhang dated August 1, 2012.
4.5*	English translation of Loan Agreement between Ku6 (Beijing) Technology Co., Ltd. and Mingfeng Chen dated August 1, 2012.
4.6*	English translation of Amended and Restated Loan Agreement between Ku6 (Beijing) Technology Co., Ltd. and Yingfeng Zhang dated August 30, 2012.
4.7*	English translation of Amended and Restated Loan Agreement between Ku6 (Beijing) Technology Co., Ltd. and Mingfeng Chen dated August 30, 2012.
4.8*

English translation of Exclusive Technology Consulting and Services Framework Agreement between Ku6 (Beijing) Technology Co., Ltd. and Ku6 (Beijing) Information Technology Co., Ltd. dated August 1, 2012.

4.9*	English translation of Business Operation Agreement among Ku6 (Beijing) Technology Co., Ltd., Yingfeng Zhang, Mingfeng Chen and Ku6 (Beijing) Information Technology Co., Ltd. dated August 1, 2012.
4.10*	English translation of Power of Attorney by Mingfeng Chen dated August 1, 2012.
4.11*	English translation of Power of Attorney by Yingfeng Zhang dated August 1, 2012.
4.12*	English translation of Amended and Restated Share Pledge Agreement among Ku6 (Beijing) Technology Co., Ltd., Yingfeng Zhang and Mingfeng Chen dated August 30, 2012.
4.13*

English translation of Amended and Restated Exclusive Call Option Agreement among Ku6 (Beijing) Technology Co., Ltd., Yingfeng Zhang, Mingfeng Chen and Ku6 (Beijing) Information Technology Co., Ltd. dated August 30, 2012.

4.14*	English translation of Loan Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Yingfeng Zhang dated August 1, 2012.
4.15*	English translation of Loan Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Mingfeng Chen dated August 1, 2012.

Exhibit Number	Document
4.16*	English translation of Share Pledge Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Yingfeng Zhang and Mingfeng Chen dated August 1, 2012.
4.17*	English translation of Exclusive Call Option Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Yingfeng Zhang, Mingfeng Chen and Ku6 (Beijing) Cultural Media Co., Ltd. dated August 1, 2012.
4.18*

English translation of Exclusive Technology Consulting and Services Framework Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Ku6 (Beijing) Cultural Media Co., Ltd. dated August 1, 2012.

4.19*	English translation of Business Operation Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Yingfeng Zhang, Mingfeng Chen and Ku6 (Beijing) Cultural Media Co., Ltd. dated August 1, 2012.
4.20*	English translation of Power of Attorney by Yingfeng Zhang dated August 1, 2012.
4.21*	English translation of Power of Attorney by Mingfeng Chen dated August 1, 2012.
4.22

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

4.26

English translation of Loan Agreement between Kusheng (Tianjin) Technology Co., Ltd. and Dongxu Wang dated December 14, 2011 (incorporated herein by reference to Exhibit 4.30 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on March 29, 2012).

4.27

English translation of Loan Agreement between Kusheng (Tianjin) Technology Co., Ltd. and Qing Zhang dated December 14, 2011 (incorporated herein by reference to Exhibit 4.31 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on March 29, 2012).

4.28

English translation of Share Pledge Agreement between Kusheng (Tianjin) Technology Co., Ltd. and Dongxu Wang dated December 14, 2011 (incorporated herein by reference to Exhibit 4.34 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on March 29, 2012).

4.29

English translation of Share Pledge Agreement between Kusheng (Tianjin) Technology Co., Ltd. and Qing Zhang dated December 14, 2011 (incorporated herein by reference to Exhibit 4.35 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on March 29, 2012).

Exhibit Number	Document
4.30

English translation of Equity Disposition Agreement among Kusheng (Tianjin) Technology Co., Ltd., Dongxu Wang, Qing Zhang and Tianjin Ku6 Network Communication Technology Co., Ltd. dated December 14, 2011 (incorporated herein by reference to Exhibit 4.38 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on March 29, 2012).

4.31

English translation of Exclusive Consulting and Services Agreement between Kusheng (Tianjin) Technology Co., Ltd. and Tianjin Ku6 Network Communication Technology Co., Ltd. dated December 14, 2011 (incorporated herein by reference to Exhibit 4.32 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on March 29, 2012).

4.32

English translation of Business Operation Agreement among Kusheng (Tianjin) Technology Co., Ltd., Tianjin Ku6 Network Communication Technology Co., Ltd., Dongxu Wang and Qing Zhang dated December 14, 2011 (incorporated herein by reference to Exhibit 4.33 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on March 29, 2012).

4.33

English translation of Power of Attorney by Dongxu Wang dated December 14, 2011 (incorporated herein by reference to Exhibit 4.36 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on March 29, 2012).

4.34

English translation of Power of Attorney by Qing Zhang dated December 14, 2011 (incorporated herein by reference to Exhibit 4.37 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on March 29, 2012).

4.35

Redemption Agreement between Ku6 Media Co., Ltd. and Shanda Media Group Limited dated September 30, 2011 (incorporated herein by reference to Exhibit 4.43 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on March 29, 2012).

4.36 †

English Translation of Advertising Agency Agreement between Shanghai Shengyue Advertising Co., Ltd. and Ku6 (Beijing) Information Technology Co., Ltd. dated April 1, 2011 (incorporated herein by reference to Exhibit 4.44 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on March 29, 2012).

4.37*

English Translation of Amended and Restated Advertising Agency Agreement between Shanghai Shengyue Advertising Co., Ltd. and Tianjin Ku6 Network Communication Technology Co., Ltd. dated January 1, 2013

4.38

English Translation of Loan Agreement between Ku6 Media Co., Ltd. and Shanda Games Limited dated December 27, 2010 (incorporated herein by reference to Exhibit 4.6 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.39*	Supplemental Agreement to the Loan Agreement between Ku6 Media Co., Ltd. and Shanda Games Limited dated August 31, 2012.
4.40

English Translation of Loan Agreement between Ku6 Media Co., Ltd. and Shanda Games Limited dated January 25, 2011 (incorporated herein by reference to Exhibit 4.7 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.41*	Loan Renewal Agreement between Ku6 Media Co., Ltd. and Shanda Games Limited dated April 10, 2012.
4.42

English Translation of Loan Agreement between Ku6 Media Co., Ltd. and Shanda Games Limited dated June 8, 2011 (incorporated herein by reference to Exhibit 4.49 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.43*	Loan Renewal Agreement between Ku6 Media Co., Ltd. and Shanda Games Limited dated June 1, 2012.
4.44

English Translation of Loan Agreement between Ku6 (Beijing) Information Technology Co., Ltd. and Shanghai Dongfang Branch of China Merchants Bank Co., Ltd. dated February 10, 2011 (incorporated herein by reference to Exhibit 4.5 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

Exhibit Number	Document
4.45

English Translation of Loan Renewal Agreement between Ku6 (Beijing) Information Technology Co., Ltd. and Shanghai Dongfang Branch of China Merchants Bank Co., Ltd. dated August 14, 2011 (incorporated herein by reference to Exhibit 4.49 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on March 29, 2012).

4.46

English Translation of Loan Renewal Agreement between Ku6 (Beijing) Information Technology Co., Ltd. and Shanghai Dongfang Branch of China Merchants Bank Co., Ltd. dated March 6, 2012 (incorporated herein by reference to Exhibit 4.50 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on March 29, 2012).

4.47*	English Translation of Loan Renewal Agreement between Ku6 (Beijing) Information Technology Co., Ltd. and Shanghai Dongfang Branch of China Merchants Bank Co., Ltd. dated August 11, 2012.
4.48

English Translation of Loan Agreement between Ku6 (Beijing) Information Technology Co., Ltd. and Shanghai Dongfang Branch of China Merchants Co., Ltd. dated June 16, 2011 (incorporated herein by reference to Exhibit 4.48 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.49*	Loan Agreement between Ku6 Media Co., Ltd. and Shanda Capital Limited dated March 26, 2012.
4.50*	Share Repurchase Agreement among Ku6 Media Co., Ltd., Kumella Holdings Limited, Shanyou Li, Xingye Zeng and Zhizhong Hao dated June 20, 2012.
8.1*	List of Significant Subsidiaries and Affiliates.
11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 15, 2006).
12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).
12.2*	Certification of Acting Chief Financial Officer Required by Rule 13a-14(a).
13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
13.2*	Certification of Acting Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
15.1*	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm.
101.INS*‡	XBRL Instance Document.
101.SCH*‡	XBRL Taxonomy Extension Schema Document.
101.CAL*‡	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*‡	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*‡	XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE*‡	XBRL Taxonomy Extension Presentation Linkbase Document.

*                 Filed or furnished herewith

†                 Confidential treatment has been requested for portions of this exhibit.

‡                 This Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KU6 MEDIA CO., LTD.

By:	/s/ Yu Shi
	Name:	Yu Shi
	Title:	Chief Executive Officer

Date: April 19, 2013

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.):

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Ku6 Media Co., Ltd. (the “Company”) and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15 of Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

April 19, 2013

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2011	December 31, 2012
		(in U.S. dollars, except number of shares)
Assets
Current assets:
Cash and cash equivalents	2(8)	26,750,427	13,070,987
Restricted cash	2(9), 11	3,600,000	—
Accounts receivable, net of allowance for doubtful accounts	19(2)	777,393	67,086
Accounts receivable due from related parties	13	2,740,179	4,399,037
Prepaid expenses and other current assets	5	884,344	523,381
Other receivables due from related parties	13	19,539,269	6,096,783
Total current assets		54,291,612	24,157,274
Property and equipment, net	6	3,592,745	2,918,112
Acquired intangible assets, net	7	24,111,111	22,552,124
Investment in affiliates	8	255,281	—
Goodwill	9	6,232,770	6,232,770
Deposits and other non-current assets		306,741	309,882
Total assets		88,790,260	56,170,162

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	11	3,177,680	—
Accounts payable		6,364,763	4,644,576
Accrued expenses and other current liabilities	12	10,016,650	9,353,484
Other payables due to related parties	13	13,552,080	3,779,497
Total current liabilities		33,111,173	17,777,557
Non-current deferred tax liabilities	2(25), 14	4,826,059	4,826,059
Total liabilities		37,937,232	22,603,616

Commitments and contingencies	21

Equity:
Ordinary shares ($0.00005 par value; 12,000,000,000 shares authorized; 5,019,786,036 and 4,732,446,560 shares issued and outstanding as of December 31, 2011 and 2012, respectively)		250,939	236,575
Additional paid-in capital		184,874,259	177,182,895
Accumulated deficit		(132,449,371)	(141,940,509)
Accumulated other comprehensive loss		(1,822,799)	(1,912,415)
Total Ku6 Media Co., Ltd. shareholders’ equity		50,853,028	33,566,546

Non-controlling interests		—	—
Total equity		50,853,028	33,566,546
Total liabilities and equity		88,790,260	56,170,162

The accompanying notes are an integral part of these consolidated financial statements.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Note	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
		(in U.S. dollars, except number of shares)
Net revenues:	2(18)
Third parties		15,853,948	11,145,833	1,632,876
Related parties		701,732	8,076,155	12,481,927
Total net revenues		16,555,680	19,221,988	14,114,803
Cost of revenues:	2(18)
Third parties		(40,082,758)	(30,500,596)	(14,602,208)
Related parties		(376,302)	(379,465)	—
Total cost of revenues		(40,459,060)	(30,880,061)	(14,602,208)
Gross loss		(23,903,380)	(11,658,073)	(487,405)
Operating expenses:
Product development	2(19)	—	(2,692,884)	(1,972,160)
Selling and marketing	2(21)	(16,195,539)	(11,817,758)	(1,688,740)
General and administrative	2(20)	(13,507,701)	(23,401,769)	(6,819,998)
Total operating expenses		(29,703,240)	(37,912,411)	(10,480,898)
Operating loss from continuing operations		(53,606,620)	(49,570,484)	(10,968,303)
Interest income:
Third parties		57,464	61,835	362,963
Related parties		—	108,019	256,753
Total interest income		57,464	169,854	619,716
Interest expenses:
Third parties		(31,134)	(430,477)	(170,493)
Related parties		—	(688,952)	(448,011)
Total interst expenses		(31,134)	(1,119,429)	(618,504)
Other income, net	2(31)	3	1,294,135	1,728,538
Loss before income tax benefits from continuing operations		(53,580,287)	(49,225,924)	(9,238,553)
Income tax benefits	2(25), 14	41,172	99,479	—
Equity in losses of affiliated company, net of tax	8	—	(263,313)	(252,585)
Loss from continuing operations, net of tax		(53,539,115)	(49,389,758)	(9,491,138)
Discontinued operations:
Loss from operations of discontinued operations, net of tax benefits of $25,584	4	(3,382,438)	—	—
Gain from disposal of discontinued operations, net of tax of nil	4	4,486,786	—	—
Income from discontinued operations, net of tax		1,104,348	—	—

Net loss		(52,434,767)	(49,389,758)	(9,491,138)
Less: Net loss attributable to the non-controlling interests from continuing operations		680,837	45,851	—
Less: Net loss attributable to the non-controlling interests from discontinued operations		243,666	—	—

Net loss attributable to Ku6 Media Co., Ltd.		(51,510,264)	(49,343,907)	(9,491,138)

Loss from continuing operations, net of tax, attributable to Ku6 Media Co., Ltd.		(52,858,278)	(49,343,907)	(9,491,138)
Income from discontinued operations, net of tax, attributable to Ku6 Media Co., Ltd.		1,348,014	—	—
Net loss attributable to Ku6 Media Co., Ltd.		(51,510,264)	(49,343,907)	(9,491,138)

The accompanying notes are an integral part of these financial statements.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Note (cont’d)	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31,2012
		(in U.S. dollars, except number of shares)
Net loss		(52,434,767)	(49,389,758)	(9,491,138)
Other comprehensive loss, net of tax:
Currency translation adjustments of subsidiaries		(809,654)	(624,595)	(89,616)
Comprehensive loss		(53,244,421)	(50,014,353)	(9,580,754)
Comprehensive loss attributable to non-controlling interests		921,701	49,390	—
Comprehensive loss attributable to Ku6 Media Co., Ltd.		(52,322,720)	(49,964,963)	(9,580,754)

Loss per share-basic and diluted	18
Loss from continuing operations attributable to Ku6 Media Co., Ltd. common shareholders		(0.02)	(0.01)	(0.00)
Income from discontinued operations attributable to Ku6 Media Co., Ltd. common shareholders		0.00	—	—
Net loss attributable to Ku6 Media Co., Ltd. common shareholders		(0.02)	(0.01)	(0.00)

Weighted average shares used in per share calculation-basic and diluted		3,096,421,097	4,265,277,638	4,901,279,176

Loss per ADS-basic and diluted (1ADS = 100 shares):	18
Loss from continuing operations attributable to Ku6 Media Co., Ltd. common shareholders		(1.71)	(1.16)	(0.19)
Income from discontinued operations attributable to Ku6 Media Co., Ltd. common shareholders		0.04	—	—
Net loss attributable to Ku6 Media Co., Ltd. common shareholders		(1.67)	(1.16)	(0.19)

Weighted average ADS used in per ADS calculation-basic and diluted		30,964,211	42,652,776	49,012,792

The accompanying notes are an integral part of these financial statements.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares ($0.00005 par value)		Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total Ku6 Media Co., Ltd. shareholders’	Non-controlling	Total
	Shares	Amount	capital	reserves	deficits	income/(loss)	equity	interests	equity
	(in U.S. dollars, except shares data)
Balance as of December 31, 2009 (Adjusted (Note 2(1)))	2,200,194,040	109,959	76,605,958	1,791,324	(33,386,524)	9,955,687	55,076,404	1,857,092	56,933,496
Stock-based compensation expense	3,000,100	150	607,014	—	—	—	607,164	—	607,164
Exercise of stock options	450,000	22	20,328	—	—	—	20,350	—	20,350
Issuance of ordinary shares related to acquisitions of Ku6 Holding Limited	723,684,204	36,185	28,838,816	—	—	—	28,875,001	—	28,875,001
Disposal of Huayi Brothers Music Co., Ltd.	—	—	—	(74,246)	74,246	(221,315)	(221,315)	(209,736)	(431,051)
Contribution by Shanda related to Yisheng	—	—	663,570	—	—	—	663,570	—	663,570
Issuance of ordinary shares for Yisheng to Shanda	415,384,615	20,769	12,440,769	—	—	—	12,461,538	—	12,461,538
Deemed distribution to Shanda related to Yisheng	—	—	(12,461,538)	—	—	—	(12,461,538)	—	(12,461,538)
Purchase of additional equity interests of Yisheng from non-controlling shareholders	138,461,539	6,923	(520,181)	—	—	—	(513,258)	513,258	—
Disposal of WVAS and recorded music businesses to Shanda	—	—	23,905,417	(1,717,078)	1,717,078	(10,344,330)	13,561,087	(1,464,169)	12,096,918
Currency translation adjustments of subsidiaries	—	—	—	—	—	(812,456)	(812,456)	2,802	(809,654)
Net loss	—	—	—	—	(51,510,264)	—	(51,510,264)	(806,997)	(52,317,261)
Balance as of December 31, 2010	3,481,174,498	174,008	130,100,153	—	(83,105,464)	(1,422,414)	45,746,283	(107,750)	45,638,533
Issuance of ordinary shares to Shanda	1,538,461,538	76,924	49,923,076	—	—	—	50,000,000	—	50,000,000
Exercise of stock options	150,000	7	3,743	—	—	—	3,750	—	3,750
Stock-based compensation expense (Note 2(1)(a), 16)	—	—	1,754,170	—	—	—	1,754,170	—	1,754,170
Disposition of equity interests in Yisheng (Note 2(1)(a))	—	—	1,373,190	—	—	220,671	1,593,861	157,140	1,751,001
Liabilities waived by Shanda	—	—	1,719,927	—	—	—	1,719,927	—	1,719,927
Currency translation adjustments of subsidiaries	—	—	—	—	—	(621,056)	(621,056)	(3,539)	(624,595)
Net loss	—	—	—	—	(49,343,907)	—	(49,343,907)	(45,851)	(49,389,758)
Balance as of December 31, 2011	5,019,786,036	250,939	184,874,259	—	(132,449,371)	(1,822,799)	50,853,028	—	50,853,028
Share repurchase (Note 15)	(287,339,476)	(14,364)	(8,155,117)	—	—	—	(8,169,481)	—	(8,169,481)
Stock-based compensation expense (Note 16)	—	—	463,753	—	—	—	463,753	—	463,753
Currency translation adjustments of subsidiaries	—	—	—	—	—	(89,616)	(89,616)	—	(89,616)
Net loss	—	—	—	—	(9,491,138)	—	(9,491,138)	—	(9,491,138)
Balance as of December 31, 2012	4,732,446,560	236,575	177,182,895	—	(141,940,509)	(1,912,415)	33,566,546	—	33,566,546

The accompanying notes are an integral part of these consolidated financial statements.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
		(in U.S. dollars)
Net loss	(52,434,767)	(49,389,758)	(9,491,138)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	607,164	1,231,919	463,753
Share-based compensation cost in relation to disposition of Yisheng	—	522,251	—
Share based compensation cost in relation to acquisition of Ku6 Holding Limited	1,284,766	—	—
Depreciation and amortization	5,266,212	5,197,444	3,500,748
Amortization and write-down of licensed video copyrights	15,751,814	3,721,696	—
Impairment for intangible assets	—	1,365,376	—
Bad debt provision (reversal)	1,474,568	3,459,826	(2,255,301)
Inventory provision	84,481	—	—
Exchange loss (gains)	(898,682)	292,296	(224,332)
Equity in losses of affiliated companies	—	263,313	252,585
Gain from disposal of subsidiary	(4,486,786)	—	—
Losses on disposal of property and equipment	196,969	2,977,098	27,719
Changes in assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	(8,678,575)	3,815,524	2,954,041
Prepaid expenses and other current assets	(796,237)	(1,519,380)	360,963
Amount due from related parties	(2,836,461)	(3,913,409)	(1,658,858)
Deposits and other non-current assets	(414)	(306,741)	—
Inventories	(94,101)	31,038	—
Deferred taxes	(72,985)	(99,479)	—
Accounts payable	8,753,566	(7,906,294)	(1,485,189)
Notes payable	(54,218)	—	—
Accrued expenses and other current liabilities	5,976,116	621,237	(663,166)
Amount due to related parties	1,408,305	461,247	132,037
Income tax payable	(20,633)	—	—
Net cash used in operating activities	(29,569,898)	(39,174,796)	(8,086,138)
Investing activities:
Decrease of short-term investments	10,000,000	—	—
Purchases of property and equipment	(6,586,819)	(2,362,785)	(1,277,455)
Proceeds from disposal of property and equipment	—	—	24,054
Payment for licensed video copyright	(15,046,257)	(5,529,949)	(236,360)
Proceeds (cash-out) from disposal of subsidiaries, net of cash disposed ($669,705, $111,597 and nil for the years ended December 31, 2010, 2011 and 2012, respectively)	4,376,048	(111,597)	—
Acquisition of subsidiaries, net of cash acquired ($329,743, nil and nil for the years ended December 31, 2010, 2011 and 2012, respectively)	329,743	—	—
Proceeds from disposal of wireless value-added service and recorded music businesses to Shanda, net of cash disposed ($24,948,577 for the year ended December 31, 2010)	12,295,323	—	—
Restricted cash for pledge of bank loans	—	(3,600,000)	3,600,000
Repayment of loans to related parties under common control of Shanda (Note 13)	—	—	14,000,000
Loan to related parties under common control of Shanda (Note 13)	(3,200,000)	(14,108,019)	(470,000)
Net cash provided by (used in) investing activities	2,168,038	(25,712,350)	15,640,239

Financing activities:
Proceeds from exercise of stock options	20,350	3,750	—
Proceeds from issuance of ordinary shares to Shanda (Note 13)	—	50,000,000	—
Proceeds from issuance of Convertible Bond to Shanda (Note 13)	—	50,000,000	—
Cash paid for redemption of Convertible Bond to Shanda (Note 13)	—	(50,000,000)	—
Repurchase of ordinary shares	—	—	(8,169,481)
Borrowings from bank	—	3,177,680	—
Repayment of loans from bank	—	—	(3,148,120)
Borrowings from related parties under common control by Shanda (Note 13)	4,596,001	13,335,896	—
Repayment of borrowings from related parties under common control of Shanda (Note 13)	—	(3,189,527)	(9,904,620)
Net cash provided by (used in) financing activities	4,616,351	63,327,799	(21,222,221)
Effect of exchange rate changes on cash and cash equivalents	336,394	1,014,955	(11,320)
Net decrease in cash and cash equivalents	(22,449,115)	(544,392)	(13,679,440)
Cash and cash equivalents, beginning of year	49,743,934	27,294,819	26,750,427
Cash and cash equivalents, end of year	27,294,819	26,750,427	13,070,987
Supplemental disclosure of cash flow information:
Loan interest paid	30,903	703,108	453,657
Income taxes paid	23,047	—	—

Supplemental disclosure of non-cash investing and financing activities:
Accounts payable related to purchase of property and equipment	2,045,032	—	3,195
Accounts payable related to licensed video copyright	2,946,304	1,108,057	—
Issuance of ordinary shares to Shanda for Yisheng	12,461,538	—	—
Purchase of additional equity interests of Yisheng from non-controlling shareholders	4,153,846	—	—
Issuance of ordinary shares related to acquisition of Ku6 Holding Limited	28,875,001	—	—

The accompanying notes are an integral part of these consolidated financial statements

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Ku6 Media Co., Ltd. (the “Company”), formerly known as Hurray! Holding Co., Ltd., (“Hurray!”), a Cayman Islands corporation, originally provided wireless value-added services (“WVAS”) to mobile phone users delivered over the wireless networks of the three telecommunication operators in the People’s Republic of China (“PRC”) and also engaged in music production and distribution in the PRC and Taiwan through its consolidated subsidiaries, its variable interest entities (“VIEs”) and equity associate before August, 2010.  Following certain acquisition and disposition transactions and the 2010 Reorganization described below, the Company primarily provides online advertising services on its online video sharing platform, www.ku6.com, namely through its subsidiaries and VIEs in China (together with the Company, collectively referred to as the “Group”) further described within this note.

As of December 31, 2012, the Group’s ownership structure is summarized as follows.

Name of Major Subsidiaries, Variable Interest Entities and Affiliate	Date of incorporation	Percentage of ownership
Subsidiaries
Ku6 (Beijing) Technology Co., Ltd. (“Beijing Technology”)	March 5, 2007	100%
Wei Mo San Yi (Tianjin) Science and Technology Co., Ltd. (“Tianjin Technology”)	December 23, 2008	100%
Kusheng (Tianjin) Technology Co., Ltd. (“Kusheng”)	August 26, 2011	100%
Variable Interest Entities (“VIEs”)
Ku6 (Beijing) Information Technology Co., Ltd. (“Ku6 Beijing Information”)	April 20, 2006	N/A
Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd. (“Tianjin Information”)	March 20, 2009	N/A
Tianjin Ku6 Network Communication Technology Co., Ltd. (“Ku6 Network”)	December14, 2011	N/A
Beijing Ku6 Culture Media Co., Ltd. (“Ku6 Culture”)	June 22, 2010	N/A
Affiliates
Shanghai Yisheng Network Technology Co., Ltd. (“Yisheng”)	November 22, 2007	20%

In July 2009, Shanda Interactive Entertainment Limited (“Shanda”), a leading interactive entertainment media company in China, and Shanda Music Group Limited (“Shanda Music”), a wholly owned subsidiary of Shanda, announced completion of a tender offer of $46.2 million for 1,155,045,300 ordinary shares, par value $0.00005 per ordinary share (“Shares”), of the Company (then known as Hurray!), including Shares represented by American Depositary Shares (“ADSs,” each representing 100 Shares) at a purchase price of $0.04 per Share (equivalent to $4.00 per ADS) in cash, without interest and subject to any applicable withholding taxes. Immediately after giving effect to the acquisition of Shares (including Shares represented by ADSs) in the tender offer, Shanda held approximately 51% of the Company’s total outstanding Shares calculated on a fully-diluted basis as of December 31, 2009.

In January 2010, the Company completed the acquisition of 100% of the equity interests of Ku6 Holding Limited (“Ku6 Holding”), a leading online video portal in China, pursuant to a share purchase agreement entered into by and among Hurray!, Ku6 Holding and the shareholders of Ku6 Holding dated as of November 26, 2009 by issuing an aggregate of 723,684,204 ordinary shares. After the closing of the acquisition of Ku6 Holding, Shanda’s equity interest in the Company was diluted to 41.97%.

In May 2010, the Company sold all of its 51% equity interest in Beijing Huayi Brothers Music Co., Ltd. including its wholly owned subsidiary of Beijing Huayi Brothers Music Broker Co., Ltd. (collectively referred to as “Huayi Music”) to Huayi Brothers Media Corporation. (“Huayi Media”) for aggregate consideration of RMB 34,450,000 (equivalent to $5,045,754).

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

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

In April 2011, the Company entered into agreements with Shanda Media Group Ltd., a wholly owned subsidiary of Shanda, pursuant to which the Company issued 1,538,461,538 ordinary shares for an aggregate purchase price of $50 million and $50 million aggregate principal amount of senior convertible bond at face value (“Convertible Bond”).  The Convertible Bond would mature in three years after issuance and would bear an interest of 3% per annum.  The closing date of the oridinary shares and Convertible Bond issuance was June 29, 2011.  Based on the Company’s working capital position, the Company redeemed the Convertible Bond in September 2011 at its issue price.

In August 2011, the Company disposed of 80% of the equity interests of Yisheng to related parties, including a then employee of the Company. After the disposal, the company retained a 20% interest in Yisheng. This transaction is further described in Note 2(1)(a).

At December 31, 2012, Shanda’s equity interest in the Company was 70.46% following a repurchase of shares described in Note 15.

The Group adjusted its business strategy in 2011. The adjustments primarily refer to 1) the appointment of Shanghai Shengyue Advertising Ltd (“Shengyue”), a wholly owned subsidiary of Shanda, as the Group’s primary agency for online advertising services, and 2) a change in business focus from purchasing long-form licensed video contents to relying more on user generated contents and short-form video contents.  Shengyue operates an advertising system known as Application Advertisement (“AA”) and charges advertisement fees to its end customers based on the advertising effects, including but not limited to views, clicks, responses, etc., (“performance advertisement”).  After the appointment of Shengyue as its primary sales agency, the Group primarily relies on Shengyue to sell the online advertising services; therefore, the Group significantly reduced its sales force and recorded severance payments of $0.9 million through general and administrative expenses ($0.15 million) and selling expenses ($0.75 million) in 2011.  A customer list intangible asset of $1.46 million, representing the customer relationships under the original business model, was abandoned in 2011 and written off through the general and administrative expenses in 2011 (Note 7).  In relation to the cessation of purchasing activity for long-form licensed video copyrights, the Group exited two long-term licensed contents purchase agreements in 2011 with the content providers by paying one-time termination fees of $5.3 million, which were recorded into the cost of revenues. The business strategy has continued in 2012 since then.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Basis of presentation

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

As a result of the disposal of Huayi Music in May 2010 and the 2010 Reorganization, the consolidated financial statements for the year ended December 31, 2010 reflect the WVAS and recorded music businesses as discontinued operations and reflect the Yisheng merger as a common control transaction.

(a) Acquisition under common control

The acquisition of Yisheng’s online audio business from Shanda was accounted for as a common control transaction as Hurray! was under the control of Shanda since the Company was acquired by Shanda in July 2009.  Accordingly, the accompanying consolidated financial statements have been prepared as if the acquisition of Yisheng had been in effect since the inception of common control, which is the date that the Company (formerly known as Hurray!) was consolidated into Shanda’s consolidated financial statements on August 31, 2009. Therefore, total assets and liabilities, as well as the non-controlling interests of Yisheng, were recorded at the carrying amount as capital contribution from Shanda in equity. The fair value of the 415,384,615 ordinary shares issued by the Company amounting to $12,461,538 was recorded through equity as a deemed distribution to Shanda in 2010.

In connection with the acquisition of 75% of the equity interests in Yisheng from Shanda, the Company issued 138,461,539 ordinary shares to acquire the remaining 25% of the equity interests in Yisheng from non-controlling shareholders in August 2010. This transaction was accounted for as an equity transaction in 2010 and the difference between the fair value of the ordinary shares issued amounting to $4,153,846 and carrying amount of the non-controlling interest was recognized as a decrease in additional paid-in capital attributable to the Company in accordance with Accounting Standards Codification (“ASC”) 810.

In August 2011, the Company disposed of 80% of its (previously 100%) equity interest in Yisheng by contributing a 60% stake in Yisheng to affiliates of Shanda. A remaining 20% stake, to arrive at the 80% disposed, was granted to a then-employee of Ku6 (20%). The Company’s interest in Yisheng was 20% at December 31, 2011 and 2012. As a result of the previous capital transaction related to Yisheng and the loss of a controlling financial interest, the Company deconsolidated Yisheng and recorded its remaining interest in Yisheng as an investment subject to the equity method of accounting (Note 8).

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

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

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

A summary of the major financial information for the discontinued operations of the WVAS and recorded music businesses for the eight month period ended August 31, 2010 is set out below:

Eight months ended August 31, 2010
Net revenues:
Wireless value added services revenue	5,385,985
Recorded music revenue	9,458,423
Total net revenues	14,844,408
Wireless value added services cost	(3,799,581)
Recorded music cost	(6,118,305)
Total cost of revenues	(9,917,886)
Gross profit	4,926,522
Product development	(444,581)
Selling and marketing	(3,397,797)
General and administrative	(4,544,460)
Goodwill impairment	—
Total operating expenses	(8,386,838)
Loss from operations	(3,460,316)
Interest income	42,627
Interest expense	—
Other income	9,667
Loss before income tax benefit (expense), equity in (loss) earnings of affiliated company, impairment for investment in affiliated company	(3,408,022)
Income tax benefit (expense)	25,584
Equity in loss and impairment of affiliated company	—
Impairment for investment in affiliated company	—
Net loss	(3,382,438)
Less: Net loss attributable to the non-controlling interests and redeemable non-controlling interest	243,666
Net loss from discontinued operations, net of tax	(3,138,772)
Gain from disposal of Huayi Music, net of tax	4,486,786

Total net income from discontinued operations, net of tax	1,348,014

According to ASC 205, Discontinued Operations, the effect of discontinued operations has been accounted for retroactively in the consolidated statement of operations and comprehensive loss.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

(c) Liquidity

The Group has incurred significant net losses and negative cash flows from operations in recent years.  As of December 31, 2012, the Group’s cash and cash equivalents balance was $13,070,987; for the year then ended, the Group’s net operating cash outflow was $8,086,138, which represented a significant reduction from 2011 net operating cash outflow.  Also, at December 31, 2012, the Group’s accumulated deficit was ($141,940,509) and the excess of current assets over current liabilities (working capital) was $6,379,717.  This working capital included $10,495,820 of accounts receivable and other receivables due from related parties and $3,779,497 of other amounts payable to related parties (Note 13).

The Group’s forecasted revenue in 2013 is primarily derived from a related party advertising agency (Note 13) and cash collection from this revenue source depends on the contractual credit terms agreed to with this agency.

The Group believes that there is sufficient cash and capital resources to fund operations and capital expenditures for at least the next 12 months. Accordingly, the consolidated financial statements have been prepared on a going-concern basis.

(2) Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities at the dates of the financial statements. Significant accounting estimates reflected in the Company’s financial statements include accrual for sales rebates, allowances for doubtful accounts, assessment of impairment for long-lived assets and goodwill, assessment of the net realizable value of licensed video copyrights, the useful lives for intangible assets and property and equipment, share-based compensation expense, the recognition and measurement of deferred taxes, and loss contingencies. Actual amounts may differ from these estimates under different assumptions or conditions.

(3) Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs. All inter-company transactions and balances have been eliminated upon consolidation. Affiliated companies in which the Company has partial ownership and controls more than 20% but less than 50% of the investment are accounted for using the equity method of accounting. The Company’s share of earnings (losses) of such equity investments are included in the accompanying consolidated statements of operations and comprehensive loss.

The Company follows the guidance relating to the consolidation of VIEs in ASC 810-10, which requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

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

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

Hurray! was the considered the primary beneficiary of the VIEs of the WVAS and recorded music businesses because of all the variable interests held by Hurray! and the Company had the power to direct the activities of the VIEs. Therefore the Company consolidated the results of operations of the VIEs of the WVAS and recorded music businesses before they were disposed in 2010.

Post-2010 Reorganization

After the 2010 Reorganization, to comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide advertising services and hold Internet Content Provider (“ICP”) licenses and/or Licenses for Transmission of Audio-Visual Programs through the Internet (“the Licenses”), the Company conducts substantially all of its advertising business through its VIEs. The paid-in capitals of the Ku6 Beijing Information and Ku6 Network were funded by the Company through loans extended to the authorized individuals (“nominee shareholders”) and Tianjin Information was incorporated by Ku6 Beijing Information.

The Company has various agreements with its VIEs, through which the Company holds all the variable interests of the VIEs and has the power to direct the activities of the VIEs. Consequently the Company is the primary beneficiary of these VIEs. Details of certain key agreements with the VIEs are as follows:

Loan Agreements: Beijing Technology, Kusheng and Tianjin Technology have granted interest-free loans to the nominee shareholders with the sole purpose of providing funds necessary for the capital injection of Ku6 Beijing Information, Ku6 Network and Ku6 Culture. The portions of the loans for subsequent capital injection are eliminated with the capital of Ku6 Beijing Information, Ku6 Network and Tianjin Technology during consolidation. The interest-free loans to the nominee shareholders of Beijing Information, Ku6 Network and Ku6 Culture as of December 31, 2012 were RMB20 million, RMB10 million and RMB1 million, respectively. Beijing Technology, Kusheng and Ku6 Cluture are able to require the nominee shareholders to settle the loan amount through the entire equity interest of Ku6 Beijing Information, Ku6 Network and Ku6 Culture and nominate someone else to hold the shares on Beijing Technology, Kusheng and Ku6 Culture’s behalf.

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

Equity Interest Pledge Agreements: The nominee shareholders of the VIEs have pledged their respective equity interests in the VIEs as collateral to secure the nominee shareholders’ obligations under other agreements and for the payment by the VIEs under the exclusive technical consulting and services agreements and the loan agreements. The Pledge Agreements have been registered with the applicable local branches of the State Administration for Industry and Commerce. The nominee shareholders of the VIEs cannot sell or pledge their equity interests to others without the approval from the Subsidiaries, and the nominee shareholders of the VIEs cannot receive any dividends without the approval of Subsidiaries.

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

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

Exclusive Business Cooperation Agreements: The Subsidiaries are the exclusive provider of the technical, consulting and related services and information of the VIEs.  Under these arrangements, the Subsidiaries have the unilateral right to charge service fees to the VIEs to recover substantially all of the VIEs’ profits.

As a result of the above contractual agreements, the Company determined that it has the power to control the economic activities most significant to the VIEs and is the primary recipient of the economic rewards or risks, as the case may be.  As such, the Company consolidates the VIEs as required by ASC 810-10.

As of December 31, 2011 and 2012, the assets of the VIE subsidiaries were as below:

	December 31, 2011	December 31, 2012

Cash and cash equivalents	193,740	1,617,258
Accounts receivable	3,509,168	4,412,326
Other receivables	3,083,527	—
Property and equipment	1,084,908	421,571
Deposits and other non-current assets	288,151	291,102
Total assets	8,159,494	6,742,257

These balances are reflected in the Group’s consolidated financial statements with intercompany transactions eliminated. Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets freely transferred out of the VIEs. Therefore, the Company considers that there is no asset in any of its consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC additional paid-in capital of the VIEs in the amount of $4.9 million as of December 31, 2012 (2011: $3.3 million).

As all the VIE subsidiaries are incorporated as limited liability companies under PRC Company Law, creditors thereof do not have recourse to the general credit of the Group for any of the liabilities of the VIE subsidiaries. As of December 31, 2011 and 2012, the liabilities of the VIE subsidiaries were as below:

	December 31, 2011	December 31, 2012

Accounts payable	23,953,679	25,704,847
Accrued expenses and other current liabilities	10,178,926	16,812,895
Other payables due to related parties	13,177,080	3,404,497
Total liabilities	47,309,685	45,922,239

As of December 31, 2012, the total deficit of the VIE subsidiaries was $39.2 million (2011: $39.2 million).

For the years ended December 31, 2010, 2011, and 2012, the summarized operations of the VIEs were as below:

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012

Net revenue	41,570,566	18,744,535	13,956,477
Net loss	8,037,455	25,011,099	1,331,497

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

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

Please refer to “Contingencies” under Note 21 for the risks relating to the VIE arrangements.

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

(5) Fair value

The Group follows ASC Topic 820, “Fair Value Measurements and Disclosures”. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The guidance outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Under US GAAP, certain assets and liabilities must be measured at fair value, and the guidance details the disclosures that are required for items measured at fair value.

Financial assets and liabilities are to be measured and disclosed using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:

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

(6) Business combinations and non-controlling interests

The Group accounts for its business combinations using the purchase method of accounting. This method requires that the acquisition cost be allocated to the assets, including separately identifiable intangible assets, and liabilities the Company acquired based on their estimated fair values.

The Group follows ASC 805, “Business Combinations,” with respect to business combinations. Pursuant thereto, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest(s) in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted life cycle and forecasted cash flows over that period. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

The Group follows guidance in ASC Topic 810 regarding non-controlling interests. Non-controlling interests are classified as a separate component within equity except for any redeemable securities that are subject to the guidance in Accounting Series Release (“ASR”) Topic 268, Redeemable Preferred Stock. Consolidated net income on a total enterprise basis is adjusted within the statement of operations and comprehensive loss for net income attributed to non-controlling interests and consolidated comprehensive income is adjusted to for comprehensive income attributed to non-controlling interests.

(7) Foreign currency translation

The functional currency and reporting currency of the parent company is the United States dollar (“U.S. dollar”). The Company’s subsidiaries and VIEs use Renminbi (“RMB”) as their functional currency.

Assets and liabilities of the Company’s subsidiaries and VIEs are translated at the current exchange rates quoted by the Federal Reserve Bank of New York in effect at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period to the U.S. dollar. Translation adjustments resulting from foreign currency translation to reporting currency are reported as cumulative translation adjustments and recorded in accumulated other comprehensive income (loss) in the consolidated statements of changes in equity for the years presented.

Transactions denominated in currencies other than the Company’s or its subsidiaries’ or VIEs’ functional currencies are remeasured into the functional currencies at the exchange rates quoted by the People’s Bank of China prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive loss. Monetary assets and liabilities denominated in foreign currencies are remeasured into the applicable functional currencies using the applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates. All such exchange gains and losses are included in the statements of operations and comprehensive loss.

Pursuant to the People’s Republic of China State Administration of Foreign Exchange (“SAFE”), the conversion of U.S. dollars to RMB is governed as to amount and a uniform exchange rate is set by the People’s Bank of China on a daily basis pegged to a basket of major currencies.  Correspondingly, RMB to U.S. dollar conversion does not carry the same ease as conversion may with other major currencies.  The rates of exchange for the U.S. dollar quoted by the Federal Reserve Bank of New York were RMB 6.2939 on December 30, 2011 and RMB 6.2301 on December 31, 2012.

(8) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments placed with bank or other financial institutions with no restriction to withdrawal or use, which have original maturities of three months or less.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

Included in the cash and cash equivalents are cash balances denominated in RMB of approximately RMB20,780,927 and RMB137,735,942 (equivalent to approximately $3,335,569 and $21,884,037) as of December 31, 2012 and 2011, respectively.

(9) Restricted cash

Restricted cash mainly represents cash pledged for the loan borrowed from a PRC bank (Note 11), and the pledge period was the same as the loan period.

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

(11) Investments in affiliates

Affiliated companies (partially owned affiliates) are entities over which the Company has significant influence, but which it does not control. Investments in affiliated companies are accounted for by the equity method of accounting. Under this method, the Company’s share of the post-acquisition profits or losses of affiliated companies is recognized in the consolidated statements of operations. Unrealized gains on transactions between the Company and its affiliated companies are eliminated to the extent of the Company’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Company’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliated company (no such obligations or payments have been undertaken or made for the periods presented).

The Company continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. There were no impairments of such investments for the years ended December 31, 2010, 2011 and 2012.

(12) Property and equipment, net

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

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

(13) Acquired intangible assets, net

An intangible asset is required to be recognized separately from goodwill based on its estimated fair value if such asset arises from contractual or legal right or if it is separable as defined by ASC 805. Acquired intangible assets consist of intangible assets with finite lives, as detailed in Note 7, acquired through direct purchases and various business acquisitions and are amortized on a straight-line basis over their estimated useful economic lives.

The estimated useful economic lives by major intangible asset category used by the Company are as follows.

Trademark	20 years
Technology	7 years
Customer List	5 years
Software technology	5 years

(14) Video production and acquisition costs and licensed video copyrights

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

During each of the three years ended December 31, 2012, video production and acquisition costs did not meet the criteria for capitalization and as a result all the video production costs were expensed as incurred.

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

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

Amortization and write-down expenses for the year ended December 31, 2012 were nil (2011: $2,200,535) and nil (2011: $1,521,161), respectively.

(15) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets acquired and liabilities assumed as a result of the Group’s acquisitions. The Group’s goodwill is associated with the Group’s single reporting unit as of December 31, 2012.

The Group tests goodwill for impairment by performing a two-step goodwill impairment test, which can be preceded by an optional qualitative assessment to determine if the two-step goodwill impairment test needs to be followed. The optional qualitative assessment relies upon qualitative factors to determine if it is “more likely than not” (more than 50% probable) that the fair value of a reporting unit is less than the carrying value of the reporting unit. The Group did not apply the qualitative assessment and proceeded directly to the two-step test.  The first step compares the calculated fair value of a reporting unit to its carrying amount, including goodwill. If, and only if, the carrying amount of a reporting unit exceeds its fair value as per step one, the second step is executed to compare the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

For each year in the three-year period ended December 31, 2012, fair value exceeded carrying value for the Group’s reporting unit and no further impairment evaluation was necessary

(16) Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments are utilized, the timing or the amount of the impairment charges could be different. No impairment provision was recognized in the year ended December 31, 2010; impairment of $1.4 million for a customer list intangible asset was recognized in the year ended December 31, 2011 as further discussed in Note 7; no impairment was recognized in the year ended December 31, 2012.

(17) Financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, prepayments and other current assets, amounts due from/to related parties, short-term borrowings, accounts payable, and accrued expenses and other current liabilities. As of December 31, 2011 and 2012, their carrying values approximated their fair values because of their generally short maturities. There were no financial assets or liabilities that were measured at fair value at December 31, 2011 or 2012.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

(18) Revenue recognition and cost of revenues

In accordance with ASC Topic 605, “Revenue Recognition,” the Company recognizes revenues when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred and collectability is reasonably assured. Revenues are recorded net of sales taxes.

Online advertising services (post-2010 Reorganization business model)

The Group’s revenues are derived principally from online advertising services, where advertisers (including third parties and related parties) pay to place their advertisements on the Company’s online video platform in different formats. Such formats include but are not limited to banners, buttons, links, pre-roll or post-roll video advertisements.

Advertising contracts are signed to establish the price and advertising services to be provided.  Advertisements are charged either based on the agreed measurement numbers, including but not limited to impressions and clicks, or fixed during a determined period of time. In the former case, the delivery of service occurs when those measurement numbers are achieved. In the latter case, the delivery is not linked to advertisement displays but occurs over the lapse of time.

Under arrangements with the advertisers that includes different formats to be delivered over different periods of time, the Group’s revenue is accounted for using the guidance under ASC 605-25, “Multiple Element Arrangement,”  as such revenue arrangements involve multiple deliverables. The Group sells the advertising services over a broad price range. The Group uses its best estimate of the selling price of each component of a bundled advertising arrangements to allocate the arrangement consideration to the separate units of accounting (deliverables).

Under an arrangement with a related party advertising agency (Note 1 & 13), components of the arrangement include an arrangement for guaranteed advertising revenues and an arrangement for sharing of excess advertising revenues after deducting commission fees earned by the related party advertising agency based upon increasing percentages for additional tiers (layers) of revenues in excess of the guaranteed amount. There were no commission fees incurred for any historical periods, as the Group enjoyed a commission-free period in 2011 and earned minimum guaranteed revenues in 2012. The guaranteed advertising revenues and any excess advertising revenues net of commission fees are recognized ratably over varying service periods as governed by the specific agreements with the affiliated advertising agency, as the Group is able to timely obtain information to determine historical advertising revenues as a basis for preparing financial statements.

The Company reports the revenue earned from both related and third party ad agencies based on the net amount after considering the indicators to record revenue gross versus set forth in ASC 605-45, “Principal Agent Considerations.”

The Company makes credit assessments of customers to assess the collectability of contract amounts prior to entering into contracts. For those contracts for which the collectability is assessed as not reasonably assured, the Company recognizes revenue only when cash is received and all revenue recognition criteria are met.

For revenue arrangements contracted with third-party advertising agencies, the Company provides cash incentives in the form of rebates based on volume and performance, and accounts for such incentives as a reduction of revenue in accordance with ASC 605-50-25. The cash incentives to third-party advertising agencies in the years ended December 31, 2011 and 2012 were $1,374,030 and $72,464, respectively.

Costs of advertising revenues consist primarily of employee costs associated with platform operation and share-based compensation, depreciation expenses, internet bandwidth leasing costs, video production costs, and amortization and write-downs of licensed video copyrights.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

Wireless value-added services (pre-2010 Reorganization - discontinued operations (Note 2(1))

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

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

Recorded Music (pre-2010 Reorganization - discontinued operations (Note 2(1))

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

Turnover taxes and related surcharges

The China subsidiaries and VIEs are subject to business tax or value added tax (“VAT”) and related surcharges on the revenues earned for services provided.

Relevant PRC authorities introduced, a turnover tax reform pilot program (the “Pilot Program”)  in selected pilot cities in China for selected industries in 2012, to gradually expand the scope of VAT.  The turnover tax reform pilot program was first implemented in Shanghai effective 1 January 2012.  According to Circular Caishui [2012] No.71 (“Circular 71”), the Pilot Program was expanded to Beijing (effective September 1, 2012) and Tianjin (effective December 1, 2012) where the Group’sadvertising revenues are generated.  Prior to the implementation of the Pilot Program, the Group’s business tax rate for advertising sales was 5% based on the gross advertising revenue before deducting the advertising agencies’ rebate. After the implementation of the Pilot Program in Beijing and Tianjin, the advertising business is now subject VAT rate at 6%. VAT payable on revenues generated by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. If any of the Company’s subsidiaries is recognized as a small-scale VAT payer, the applicable VAT rate shall be 3%, and no creditable input VAT can be recognized. Business tax and related surcharges or VAT, as the case may be, are deducted from gross revenues to arrive at net revenues.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

(19) Product development expenses

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

(20) General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, bad debt provision, litigation accrual, depreciation, amortization and impairment of intangible assets, professional service fees, share-based compensation, office rental fees, and other expenses.

(21) Sales and marketing

Sales and marketing expenses consist primarily of sales and marketing personnel payroll compensation and related employee costs, advertising and market promotion expenses, and other overhead expenses incurred by the Group’s sales and marketing personnel.

(22) Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $210,987 for the years ended December 31 2010 pertaining to discontinued operations, and have been included in selling and marketing expenses and cost of revenues in discontinued operations. Total advertising expenses related to continuing operations were $6,086,030, $2,493,901 and $553,380 for the years ended December 31, 2010, 2011 and 2012, respectively, and were included in selling and marketing expenses within continuing operations.

(23) Share-based compensation

The Group applies ASC 718, which requires all share-based payments to employees and directors, including grants of employee stock options and restricted shares, to be recognized as compensation expense in the financial statements over the vesting periods of the awards based on the fair values of the awards determined at the grant date. The valuation provisions of ASC 718 apply to awards granted after the adoption of ASC 718, to awards granted to employees and directors before the adoption of ASC 718 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent period(s) if actual forfeitures differ from initial estimates.

In accordance with ASC 718, the Group has recognized share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with graded vesting features and service conditions only and using the graded-vesting attribution method for awards with graded vesting features and performance conditions. See Note 16 for further information on stock-based compensation.

(24) Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases, meaning those meeting the capitalization criteria in ASC 840, “Leases”, are accounted for as capital leases. Payments made under operating leases, net of any incentives received by the Company from the leasing company, are charged to the consolidated statement of operations and comprehensive loss on a straight-line basis over the lease periods, as specified in the lease agreements, with reference to the actual number of users of the leased assets, as appropriate.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

(25) Taxation

Current income taxes are provided for on the taxable income of each subsidiary on the separate tax return basis in accordance with the relevant tax laws.

Deferred income taxes are provided using the liability method in accordance with ASC 740, “Income Taxes”. Under this method, deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC 740-10-25 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company does not have any liabilities for unrecognized tax benefits as of December 31, 2011 or 2012. Were the Company to have such liabilities, interest and penalties would be recognized in tax expenses.

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

The general reserve fund and statutory reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. The enterprise expansion fund can be used to expand production and operations; it also may be used for increasing registered capital.

Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves. No appropriations were made during the years ended December 31, 2010, 2011 and 2012. There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Company does not do so.

(27) Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. See Note 21.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

(28) Earnings (loss) per share

Basic earnings (loss) attributable to the Company’s ordinary shareholders per share is computed by dividing earnings (loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) attributable to the Company’s ordinary shareholders’ per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the conversion of convertible debt (using the “if-converted method”) and upon the exercise of stock options (using the “treasury stock method”). Potential ordinary shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

For each of the three years in the period ended December 31, 2012, the dilutive effect of potential ordinary shares was not factored into the calculation as a net loss was incurred in each period.

(29) Comprehensive loss

Comprehensive loss is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, consists of cumulative foreign currency translation adjustments included in other comprehensive income (loss), which are presented net of tax.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

(30) Recent accounting pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.”  Key provisions of the amendments in ASU 2011-04 include: (1) a prohibition on grouping financial instruments for purposes of determining fair value, except in limited cases; (2) an extension of the prohibition against the use of a blockage factor to all fair value measurements; and (3) a requirement that for recurring Level 3 fair value measurements, entities disclose quantitative information about unobservable inputs, a description of the valuation process used and qualitative details about the sensitivity of the measurements. For items not carried at fair value but for which fair value is disclosed, entities are required to disclose the level within the fair value hierarchy that applies to the fair value measurement disclosed. This Accounting Standards Update is effective for interim and annual periods beginning after December 15, 2011 and was adopted effective January 1, 2012. The adoption of this guidance did not have an impact on the consolidated financial statements other than minimal additional qualitative disclosures in the footnote regarding fair value measurements.

In June 2011 the FASB issued Accounting Standards Update 2011-05, “Comprehensive Income: Presentation of Comprehensive Income”. The amendment requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued Accounting Standards Update 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income.” This Update indefinitely deferred only the specific requirement in ASU 2011-05 to present reclassification adjustments for each component of other comprehensive income on the face of the financial statements. ASU 2011-05 and ASU 2011-12 were effective retrospectively for interim and annual periods beginning after December 15, 2011 and were adopted by the group effective January 1, 2012.  In February 2013, the FASB issued Accounting Standards Update 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” which closed the indefinite deferral.  Specifically, ASU 2013-02, which is effective, with only prospective disclosure required, for public companies for interim and annual periods beginning after December 15, 2012, provides reporting entities the option to present the effect of reclassification adjustments either parenthetically on the face of the financial statements or in a separate dedicated footnote.  The adoption of ASU 2011-05 did not impact the consolidated financial statements as the Group already presented, and presents, a continuous statement of operations and comprehensive income (loss).  The adoption of ASU 2013-02 (beginning January 1, 2013) is expected to have minimal impact as the Group does not experience recurring reclassifications.

In September 2011, the FASB issued Accounting Standards Update 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08). Under the revised guidance, entities testing for goodwill impairment have an option of performing a qualitative assessment before calculating the fair value for the reporting unit, (i.e., Step 1 of the traditional goodwill impairment test). If an entity determines, on a basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the first step of the two-step impairment test would be required. If it is not more likely than not that the fair value of the reporting unit is less than the carrying value, then goodwill is not considered to be impaired. ASU 2011-08 does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill at least annually for impairment. This ASU is effective for interim and annual periods beginning after December 15, 2011, and the Company adopted the guidance effective January 1, 2012.  The adoption of this guidance did not change, nor would it be expected to change, the conclusions reached in periodic impairment evaluations for goodwill; moreover, the Company utilized the traditional two-step quantitative approach for its single reporting unit.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

(31) Government Subsidies

Government subsidies represent discretionary cash subsidies granted by local governments to encourage the development of certain enterprises that are established in local special economic regions. The cash subsidies may be received in the form of (i) a fixed cash amount determined and provided by a municipal government to an operating subsidiary for product and service innovation, or (ii) an amount determined as a percentage of the income tax and business tax actually paid by an operating subsidiary.

Cash subsidies have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits and are recognized as other income when received.

For the years ended December 31, 2010, 2011 and 2012, cash subsidies of $58,025, $1,265,182 and $1,514,570 were recognized as other income, respectively.

(32)  Segment reporting

Based on the criteria established by ASC 280, the authoritative accounting guidance for segment reporting, prior to the 2010 Reorganization, the Company operated and managed two principal operating segments, “WVAS” and “Recorded Music”; post 2010 Reorganization, the Company currently operates and manages its business as a single operating segment “Online Advertising” (Note 17).

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

3. BUSINESS COMBINATIONS

2010 acquisitions

On January 18, 2010, the predecessor entity Hurray! completed the acquisition of Ku6 Holding and its subsidiaries and VIEs, a leading online video portal in China, pursuant to the share purchase agreement entered into by and among Hurray!, Ku6 Holding and the shareholders of Ku6 Holding dated as of November 26, 2009 by issuing an aggregate of 723,684,204 ordinary shares, of which 44,438,100 replaced the options issued by Ku6 Holding and immediately vested without substantive future service requirements. After the completion of this acquisition, the Company owned 100% of the equity interests of Ku6 Holding and its subsidiaries and VIEs. The total fair value of the shares issued approximated $28.9 million based on the share price on the closing date and the difference amounting to $1,284,766 between the fair value of the 44,438,100 shares issued and the fair value of options issued by Ku6 Holding at acquisition date attributable to the pre-combination portion was recorded as share-based compensation expense in the consolidated statement of operations and comprehensive loss.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition and the purchase price allocation.

Total purchase price:
Ordinary shares issued to acquire all of the outstanding shares of Ku6 Holding	27,101,920
Ordinary shares issued to replace the options issued by Ku6 Holding	1,773,080
Share based compensation related to post combination portion	(1,284,766)
27,590,234

		Amortization period
Aggregate purchase price allocation –Ku6 Holding:
Cash and cash equivalents	329,743
Accounts receivable	3,264,513
Other current assets	811,845
Acquired intangible assets:
Trademark	24,901,940	20 years
Software technology	2,197,230	7 years
Customer base	1,464,820	5 years
Non-current deferred tax liability	(4,826,059)
Goodwill	6,232,770
Property and equipment, net	3,652,599
Other non-current assets	937,485
Current liabilities	(11,376,652)
Total	27,590,234

Total identifiable intangible assets acquired upon consolidation mainly included trademark(s), software technology, and customer base, which have a weighted average amortization period of 18.2 years.

Goodwill primarily represented the expected synergies from combining operations of the Company and Ku6 Holding, which are complementary in a way to each other, and any other intangible benefits that do not qualify for separate recognition. Such goodwill is not deductible for tax purposes. The fair value of intangible assets was measured primarily by the income approach taking into consideration historical financial performance and estimates of future performance of Ku6 Holding’s business.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

Ku6 Holding is subject to claims and litigation which may arise in the normal course of business. As of and subsequent to the acquisition date on January 18, 2010, Ku6 Holding was involved in a number of cases in various courts and arbitrations. These cases are substantially related to alleged copyright infringement arising before the acquisition. Accordingly, liabilities from contingencies assumed of $1,631,359 in relation to those cases were recognized in the current liabilities upon acquisition. The compensation amount was based on judgments handed down by the court and out-of-court settlements or management’s best estimation based on the historical actual compensation amount in recent years and the advice from PRC counsel. There are no accruals for any additional losses related to unasserted claims as there was no manifestation of claims and the amount cannot be reasonably estimated.

The Company completed its acquisition of Ku6 Holding on January 18, 2010 and began to consolidate the financial statements of Ku6 Holding upon unilateral control from February 1, 2010. The amount of Ku6 Holding’s consolidated revenue and net loss for the eleven months ended December 31, 2010 included in the statements of operations and comprehensive loss was $14,101,171 and $45,165,985.

The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2010, as if the acquisition of Ku6 Holding had occurred as of January 1, 2010 and after giving effect to purchase accounting adjustments primarily relating to the amortization of intangibles. The following pro forma financial information has been prepared for comparative purpose only and is not necessarily indicative of the results that would have been had the acquisitions been completed at the beginning of the period presented, nor is it indicative of future operating results.

Year ended December 31, 2010
(unaudited)
Net revenues	16,787,493
Net loss attributable to Ku6 Media Co., Ltd.	(56,033,640)
Loss per ADS- basic and diluted:	(1.81)

The pro forma net loss for the year ended December 31, 2010 includes $1,851,951 for the amortization of identifiable intangible assets arising from the acquisition of Ku6 Holding.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

4. DISCONTINUED OPERATIONS

Disposal of WVAS and recorded music businesses (2010 Reorganization)

In May 2010, the Company disposed of Huayi Music to Huayi Media for RMB 34,450,000 (equivalent to $5,045,754) in cash and in August 2010, the Company disposed all of its WVAS and remaining recorded music businesses to Shanda for $37,243,904 in cash. See Note 2(1).

A summary of the major financial information for the discontinued operations of WVAS and recorded music businesses as of August 31, 2010 and for the eight month period ended August 31, 2010 is set out below:

August 31, 2010
Current assets:
Cash	24,948,577
Accounts receivable, net of allowance	5,402,738
Prepaid expenses and other current assets	2,610,863
32,962,178
Non-current assets:
Property and equipment, net	943,258
Intangible assets	766,847
Goodwill	1,998,821
Other non-current assets	300,532
4,009,458
Current liabilities:
Accounts payable	4,337,542
Accrued expenses and other current liabilities	7,034,894
11,372,436
Non-current liabilities:
Non-current deferred tax liabilities	186,528
Other non-current liabilities	12,322
198,850

Non-controlling interests:	1,717,533

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

Eight months ended August 31, 2010

Total net revenues	14,844,408
Loss from operations	(3,460,316)
Income tax benefit (expense)	25,584
Net loss	(3,382,438)

Less: Net loss attributable to non-controlling interests	243,666
Net loss from discontinued operations, net of tax	(3,138,772)
Gain from disposal of Huayi Music, net of tax	4,486,786

Total net income from discontinued operations, net of tax	1,348,014

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of:

	December 31, 2011	December 31, 2012

Prepaid expenses	431,560	309,503
Advances to suppliers	242,932	158,825
Staff advances and other receivables	209,852	55,053
	884,344	523,381

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of:

	December 31, 2011	December 31, 2012

Furniture and office equipment	1,055,377	696,780
Telecommunications equipment	3,450,208	4,699,800
Leasehold improvements	1,230,327	1,344,800
	5,735,912	6,741,380
Less: Accumulated depreciation and amortization	(2,143,167)	(3,823,268)
	3,592,745	2,918,112

Depreciation expense for the years ended December 31, 2010, 2011 and 2012 was $3,265,975, $3,409,647 and $1,941,761, respectively.

The Company acquired $1,231,013 in additional property and equipment in 2012 (2011: $2,428,694).

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

7. ACQUIRED INTANGIBLE ASSETS, NET

	December 31, 2011
	Gross carrying amount	Accumulated amortization	Intangible assets abandonment (Note 2(16))	Net carrying amount

Trademark	24,901,940	(2,386,436)	—	22,515,504
Technology	2,197,230	(601,623)	—	1,595,607
Customer list	1,464,820	(415,032)	(1,049,788)	—
Software technology	823,273	(507,685)	(315,588)	—
	29,387,263	(3,910,776)	(1,365,376)	24,111,111

	December 31, 2012
	Gross carrying amount	Accumulated amortization	Net carrying amount

Trademark	24,901,940	(3,631,533)	21,270,407
Technology	2,197,230	(915,513)	1,281,717
	27,099,170	(4,547,046)	22,552,124

Amortization expenses for the years ended December 31, 2010, 2011 and 2012 were $2,000,237, $1,787,796 and $1,558,987, respectively.

Following the Company’s business strategy adjustment during 2011, the Company appointed Shengyue as its primary agency for online advertising sales. As a result, the customer list intangible associated with the original business model was abandoned by the Company, and the unamortised balance was written off through general and administrative expenses.

In relation to the disposition of 80% of the equity interests in Yisheng (Note 2(1)(a)) during 2011, the software technology intangible assets related to Yisheng was fully impaired. The unamortised balance was written off through general and administrative expenses.

Assuming no subsequent impairment of the identified intangible assets recorded as of December 31, 2012, amortization expenses for the net carrying amount of intangible assets are expected to be as follows in future years.

2013	1,558,987
2014	1,558,987
2015	1,558,987
2016	1,558,987
2017 and later	16,316,176
22,552,124

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

8. INVESTMENTS IN EQUITY AFFILIATES

In August 2011, the Company disposed of an 80% equity interest to related parties and a then employee of the Company, and retained a 20% equity interest in Yisheng (Note 2(1)(a)). The Company evaluated its remaining interest in Yisheng under relevant guidance in ASC 810 and ASC 323, pertaining to consolidation and equity method accounting, respectively. The Company determined that it does not have a controlling financial interest in the investee, but rather possesses significant influence. Accordingly, the Company has accounted for this investment under the equity method. The investment was recorded based on the interest percentage of Yisheng’s equity fair value after reflecting a capital contribution by Shanda to Yisheng. As of December 31, 2012, the investment in Yisheng had been reduced to nil as a result of the Group’s equity share of losses and after giving effect to the impact of foreign currency translation.

	December 31, 2010	Equity Investment	Share of loss	Foreign currency translation	December 31, 2011

Equity interest in Yisheng	—	522,252	(263,313)	(3,658)	255,281

	December 31, 2011	Share of loss	Foreign currency translation	December 31, 2012

Equity interest in Yisheng	255,281	(252,585)	(2,696)	—

9. GOODWILL

The changes in the carrying amount of goodwill from significant acquisitions are as follows.

January 1, 2011	6,896,340
Goodwill transferred out due to disposal of Yisheng	(663,570)
December 31, 2011	6,232,770
Changes in goodwill	—
December 31, 2012	6,232,770

ASC Topic 350 requires that the goodwill impairment assessment be performed at the reporting unit level. The Company performed an impairment test at the reporting unit level and concluded that there was no impairment as to the carrying value of goodwill as of December 31, 2010, 2011 and 2012.

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

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

10. FAIR VALUE MEASUREMENTS

As of December 31, 2011 and December 31, 2012, the carrying amount of the Company’s cash and cash equivalents, accounts receivable, prepayments and other current assets, amounts due from/to related parties, short-term borrowings, accounts payable and accrued expenses and other current liabilities approximated fair value due to their short maturities. Accounts receivable, prepayments and other current assets, amounts due from/to related parties, accounts payable, and accrued expenses and other current liabilities, which are measured at carrying value, would represent Level 3 fair value measurement if carried at fair value due to the presence of significant unobservable inputs. In a similar fashion, the Company’s cash and cash equivalents and short-term borrowings would represent Level 2 measurements due to the presence of significant observable inputs such as interest rates.There are no financial assets or liabilities that are being measured at fair value on a recurring basis at December 31, 2011 or December 31, 2012.

On a non-recurring basis, the Group tests its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of a long-lived asset may not be recoverable. The Company measures the fair value of long-lived assets based using discounted cash flow modelling and unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as a discount rate calculated based on the risk profile of the online video industry. During the years ended December 31, 2010, 2011 and 2012, the Group recognized impairment losses of nil, $1.4 million and nil for its intangible assets, respectively. The Group has not presented tabular disclosures or further qualitative information regarding fair value for these level 3-classified assets because the related assets have been fully written off in 2011; accordingly, the related fair values are zero since then. See Note 7 to the Consolidated Financial Statements for additional information of the impairment provision relating to the acquired intangible assets.

11. SHORT-TERM BORROWINGS

On September 28, 2011, the Company entered into an agreement with a PRC bank to borrow RMB20 million ($3,177,680) for the period from September 29, 2011 to September 28, 2012. The interest rate was 6.89% per annum. The loan was pledged by a certificate of deposit of $3.6 million reflected as restricted cash. The Company repaid this short-term borrowing in 2012.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31, 2011	December 31, 2012

Accrued litigation provision	2,683,968	2,077,753
Accrued payroll	2,675,282	1,951,347
Accrued professional service fees	978,602	1,766,673
Accrued welfare benefits	1,297,147	1,367,536
Advances from customers	722,553	415,475
Business tax payable	472,534	287,365
Value-added tax payable	—	158,292
Other accrued expenses	713,719	891,605
Other taxes payable	472,845	437,438
	10,016,650	9,353,484

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

13. RELATED PARTY TRANSACTIONS AND BALANCES

Related Parties of Ku6 Media Co., Ltd. (both pre- and post-2010 Reorganization)

Entity	Relationship to Ku6 Media Co., Ltd.
Shanda Interactive Entertainment Limited (“Shanda”)	Controlling shareholder
Shanda Computer (Shanghai) Co., Ltd. (“Shanda Computer”)	Wholly owned affiliate of Shanda
Shanghai Shulong Computer Technology Co., Ltd. (“Shanghai Shulong Computer”)	Consolidated affiliate of Shanda Games Limited
Shanghai Shulong Technology Co., Ltd. (“Shanghai Shulong”)	Consolidated affiliate of Shanda Games Limited
Chengdu Jisheng Technology Co., Ltd. (“Chengdu Jisheng”)	Wholly owned affiliate of Shanda
Shanghai Shengyue Advertising Co., Ltd. (“Shengyue”)	Wholly owned affiliate of Shanda
Shanda Media Group Ltd. (“Shanda Media”)	Wholly owned affiliate of Shanda
Shanda Capital Limited. (“Shanda Capital”)	Wholly owned affiliate of Shanda
Shanda Games Ltd. (“Shanda Games”)	Affiliate under common control of Shanda
Hurray! Media Co., Ltd.	Wholly owned affiliate of Shanda
Seed Music Group Limited	Wholly owned affiliate of Shanda
Hurray! Solutions Ltd.	Wholly owned affiliate of Shanda

Post-2010 Reorganization Related Party Activities

Following the Reorganization in August 2010, the Group receives advertising revenues from and pays promotional service fees to companies under common control by Shanda. Accordingly, certain revenues from the sale of advertising resources to sister entities, and related party costs of revenue, are separately classified in the consolidated statement of operations and comprehensive loss. From time to time, the Group also lends cash resources to (or borrows cash resources from) other companies under common control by Shanda based upon its U.S. or RMB-denominated cash resource positions and the related resources and needs of other companies under common control by Shanda.  These lending (borrowing) transactions are reflected as investing (financing) activities, respectively, in the consolidated statement of cash flows and are reflected in the consolidated balance sheet (and below in this Note) as other receivables due from, or other payables due to, related parties.  A detailed discussion of related party activity pre-dating the 2010 Reorganization is not included herein as such activity relates to operations which have been divested (Note 4).

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

Annual Related Party Activities

During the years ended December 31, 2010, 2011 and 2012 significant related party transactions occurring during the annual periods were as follows.

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
Related party transactions in continuing operations:
Advertising revenue received from companies under common control by Shanda	701,732	8,076,155	12,481,927
Promotion service fee paid to companies under common control by Shanda	376,302	379,465	—
Loan borrowing from Shanghai Shulong Computer Technology Co., Ltd.	—	6,832,012	—
Loan borrowing from Shanghai Shulong Technology Co., Ltd.	3,030,711	6,503,884	—
Loan borrowing from Shanda Computer (Shanghai) Co., Ltd. *	1,565,290	—	—
Loan repayment from Shanda Games Limited	—	—	13,900,000
Loan repayment to Shanghai Shulong Computer Technology Co., Ltd.	—	—	6,769,544
Loan repayment to Shanghai Shulong Technology Co., Ltd.	—	3,189,527	3,135,076
Loan to Shanda Games Limited	3,200,000	14,000,000	—
Loan to Shanda Capital Limited	—	—	470,000
Loan interest income from Shanda Games Limited	—	108,019	246,178
Loan interest income from Shanda Capital Limited	—	—	10,575
Convertible Bond issued to Shanda Media (Note 1)	—	50,000,000	—
Convertible Bond redeemed from Shanda Media (Note 1)	—	50,000,000	—
Interest expense for loan from companies under common control by Shanda	—	688,952	448,011
Interest expense of Convertible Bond issued to Shanda Media (Note 1)	—	375,000	—

*Borrowing is not reflected in “other payables due to related parties” as the liability was incurred by the Company’s formerly consolidated subsidiary Yisheng, which was deconsolidated in 2011 (Note 8).  The loan was assumed by the acquiring parties of Yisheng and de-recognized upon deconsolidation.

The Company entered into a cooperative agreement with Shengyue, a wholly owned subsidiary of Shanda in 2011. Under this agreement, Shengyue was appointed as the Company’s primary agency to secure advertisement from various end advertisers. The Company provides advertising capacity/spots (i.e. headlines, banners, short video, etc) to Shengyue on its online video portal. This cooperative agreement coversed a period of 1 year and 9 months commencing April 1, 2011. During the testing period from April 1, 2011 to June 30, 2011, Shengyue did not guarantee a minimum revenue stream to the Company, nor was the Company obligated for any commission fee. Following the testing period, the “commission free period” started from July 1, 2011 and ended on December 31, 2011, and during the period Shengyue guaranteed minimum advertising revenue for each fiscal quarter to the Company; however, the commission fee was waived in this period. Commencing January 1, 2012, in addition to the guaranteed minimum revenue, the Company was obligated for commission fees based on certain percentages of the advertising revenue volume. There were no commission fees incurred for any historical periods, as the Group enjoyed the commission-free period in 2011 and earned minimum guaranteed revenues in 2012.

In March 2012, the Company provided a $0.5 million unsecured loan to Shanda Capital Limited, a company controlled by Shanda Interactive, which carries an interest rate of 3% per year and was due on March 25, 2013; its terms are in the process of being extended.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

Year-End Related Party Balances

At December 31, 2011 and December 31, 2012, the amounts receivable from and payable to related parties included in the consolidated balance sheet mainly represent the outstanding amounts arising from the transactions described in the preceding section.

Accounts Receivable balances due from related parties are as follows:

	December 31, 2011	December 31, 2012

Shanghai Shengyue Advertising Co., Ltd.	2,649,385	4,333,797
Other companies under common control by Shanda	90,794	65,240
	2,740,179	4,399,037

Other balances with related parties are as follows:

	December 31, 2011	December 31, 2012
Other receivables due from related parties
Shanda Games Limited	17,308,019	3,389,567
Hurray! Media Co., Ltd.	1,246,641	1,246,641
Seed Music Group Limited	980,000	980,000
Shanda Capital Limited	—	480,575
Other companies under common control by Shanda	4,609	—
	19,539,269	6,096,783

All amounts due from related parties are non-interest bearing, unsecured and receivable on demand except for the receivables due from Shanda Games Limited and Shanda Capital Limited with an annual interest rate of 3% and from Seed Music Group Limited with an annual interest rate of 0.6%.

	December 31, 2011	December 31, 2012
Other payables due to related parties
Shanghai Shulong Technology Co. Ltd	6,345,068	3,404,497
Shanghai Shulong Computer Technology Co., Ltd	6,832,012	—
Other related party	375,000	375,000
	13,552,080	3,779,497

All amounts due to related parties are non-interest bearing, unsecured and payable on demand with annual interest rates ranging from 5.05% to 6.71%.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

14. INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands.  The subsidiaries or VIEs in the PRC are subject to PRC Enterprise Income Tax at a corporate income tax rate of 25%. There are no reduced tax rates afforded to the Group’s PRC entities.

Provision (benefit) for income taxes is comprised as follows for each annual period.

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31,2012

Current income taxes from discontinued operations	6,229	—	—
Deferred income taxes from discontinued operations	(31,813)	—	—
Current income taxes from continuing operations	—	—	—
Deferred income taxes from continuing operations	(41,172)	(99,479)	—
	(66,756)	(99,479)	—

The principal components of deferred tax assets and liabilities are as follows:

	December 31, 2011	December 31, 2012
Current deferred tax assets (liabilities):
Cost and expense accruals	2,810,508	1,754,349
Revenue recognition	(173,502)	771,061
Less: valuation allowance	(2,637,006)	(2,525,410)
Current deferred tax assets, net	—	—

Non-current deferred tax assets (liabilities):
Depreciation and amortization	1,748,889	631,747
Net operating loss carry forwards	18,450,814	21,146,362
Less: valuation allowance	(20,199,703)	(21,778,109)
Non-current deferred tax assets, net	—	—

Intangible assets	(4,826,059)	(4,826,059)
Non-current deferred tax liabilities	(4,826,059)	(4,826,059)

A reconciliation between the PRC statutory income tax rate of 25% and the Company’s effective tax rate is as follows. The primary driver of the Company’s effective tax rate in each annual period are adjustments to the valuation allowance for deferred tax assets that are, as assessed under ASC 740, likely to not be realized in the foreseeable future.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012

Statutory tax rate	25.0%	25.0%	25.0%
Differential statutory tax rates	(3.3)%	(7.9)%	(4.7)%
Non-deductible expenses	0.4%	(7.9)%	(1.5)%
Change in valuation allowance	(22.0)%	(9.0)%	(18.8)%
Effective tax rate	0.1%	0.2%	0.0%

The movement of valuation allowances were as follows:

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012

At beginning of year	(8,309,621)	(19,122,901)	(22,836,709)
Acquisition of Ku6	(6,123,900)	—	—
Current year additions	(14,292,925)	(4,452,155)	(1,415,765)
Current year reversals	1,404,205	1,591,018	180,965
Transferred out due to disposal of WVAS and recorded music businesses	8,433,935	—	—
Effect of exchange rate changes	(234,595)	(852,671)	(232,009)
	(19,122,901)	(22,836,709)	(24,303,518)

At December 31, 2011 and 2012, tax loss carry forwards (on a gross basis prior to measurement via the tax rate) amounted to approximately $73.8 million and $84.6 million, respectively, which will expire by various years through 2017.  The Company’s tax loss carry forwards exist only in the PRC, where the carry forward period is limited to five years.  The Company determines whether or not a valuation allowance is required at the level of each taxable entity within a tax jurisdiction. A valuation allowance of $22,836,709 and $24,303,518 has been established as of December 31, 2011 and 2012, respectively, in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future. At December 31, 2010, 2011 and 2012, all of the Company’s deferred tax assets were fully reserved through valuation allowances.

As noted in Note 2(25), the Company accounts for the financial statement effects of uncertain tax positions under the provisions of ASC 740-10.  At December 31, 2011 and 2012, there were no liabilities for unrecognized tax benefits as the Company did not have any significant uncertain tax positions requiring recognition and measurement under ASC 740-10.

In accordance with the PRC EIT Law, dividends which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax if and when remitted.

Since there are no undistributed earnings of the Company’s subsidiaries located in the PRC that are available for distribution at December 31, 2011 and 2012 given the accumulated loss positions of the Company’s subsidiaries, no provision has been made for withholding taxes.  Further, the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business in the PRC.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

15. REPURCHASE OF SHARES

Pursuant to a share repurchase program announced December 30, 2011, the Company’s Board of Directors authorized the Company to repurchase up to US$3.2 million of its outstanding ADSs from time to time, based on market conditions.  In 2012, the Company repurchased and immediately retired a total of 99,585 ADS for aggregate consideration of $97,695 from unrelated third parties, at a weighted average price of $0.98 per ADS.

In a separate transaction distinct from the Company’s ongoing share repurchase program, as authorized by the Company’s Board of Directors, the Company repurchased and immediately retired in July 2012 a total of 269,409,276 ordinary shares and 79,717 ADSs (each ADS representing 100 ordinary shares) formerly held by several former senior members of management and an investment entity controlled by one of those individuals, at a price of $0.0291 per share (US$2.91 per ADS) for a total of $8,071,786.  The Board of Directors had approved this transaction, taking into consideration a number of factors, including but not limited to the following: (i) the nature and timing of such share repurchase, (ii) the repurchase price of those ordinary shares and ADSs, (iii) the possible impact of such share repurchase on the ADS price, (iv) the price movements and liquidity of the Company’s ADSs and the stock market environment, (v) the Company’s financial condition, and (vi) the Company’s plans and alternative uses of its capital resources. The Board of Directors had received a fairness opinion from an independent financial advisor and concluded that the repurchase price of those ordinary shares and ADSs was within a reasonable indicative range of fair value. Given the high volatility of the Company’s ADS price, which ranged from $0.90 per ADS to $3.30 per ADS during 2012 (based upon quoted closing prices), coupled with the thinly traded volume, it was not possible to rely solely upon past or current quoted market prices at the time to establish an appropriate indicative range of fair value. Therefore, the fairness opinion considered a range of valuation techniques, coupled with the Company’s historical and projected financial results, to establish a reasonable indicative range of fair value, which, based upon the facts and circumstances that existed at the time, supported the repurchase price as was approved by the Board of Directors. This repurchase was approved by shareholders at the annual general meeting of shareholders on July 12, 2012 and consummated on July 13, 2012. All the repurchased shares were cancelled upon repurchase.

The excess of the repurchase price above par value for all repurchase transactions was recorded as a charge to additional paid in capital.

16. EQUITY COMPENSATION PLANS

2004 Share Incentive Plan

Stock options

Ku6 Media’s 2004 Share Incentive Plan (“2004 Plan”) allows the Company to offer incentive awards to employees, directors, consultants or external service advisors of the Company. Under the terms of the Plan, options were generally granted at prices equal to or greater than the fair market value on the grant date, expire 10 years from the date of grant, and generally vest over 3-4 years.

Stock options under these plans were all granted prior to 2006 and as of January 1, 2006 all granted stock options were vested. There were 43,746,700 and 34,669,372 options outstanding as of December 31, 2011 and 2012, respectively. Pursuant to the resolution of the Company’s board on December 3, 2010, the 185,550,800 remaining ordinary shares available for future grants under the 2004 Plan were terminated and unavailable for future use.

The movements in stock options under the 2004 Share Incentive Plan as of and for the years ended December 31, 2010, 2011 and 2012 are set out below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		$		$
Outstanding at January 1, 2010	45,582,700	0.080	3.63	147,478
Granted	—	—	—	—
Exercised	(450,000)	0.045	—	—
Cancelled or Expired	(548,000)	0.113	—	—
Outstanding at December 31, 2010	44,584,700	0.080	2.63	226,985
Granted	—	—	—	—
Exercised	(150,000)	0.025	—	—
Cancelled or Expired	(688,000)	0.096	—	—
Outstanding at December 31, 2011	43,746,700	0.079	1.62	—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(9,077,328)	0.025	—	—
Outstanding at December 31, 2012	34,669,372	0.094	0.89	—
Vested and expected to vest at December 31, 2012	34,669,372	0.094	0.89	—
Vested and exercisable at December 31, 2012	34,669,372	0.094	0.89	—

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

The aggregate intrinsic values are calculated as the differences between the market value of $0.0495, $0.0120 and $0.0106 of ordinary shares as of December 31, 2010, 2011 and 2012, respectively, and the exercise prices of the shares. The total intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012 was approximately nil.

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

On August 28, 2012, the Company granted stock options to purchase up to 28,500,000 ordinary shares under the 2010 Equity Compensation Plan at an exercise price of $0.0116 per share to its employees. The contract term of the options is six years.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

As of December 31, 2012, 393,125,300 ordinary shares were available for future grants under the 2010 Equity Compensation Plan.

The options granted to directors and employees vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the grant date as stipulated in the stock option agreements.

The options granted to senior management vest in 16 instalments.  The first 2 of 16 instalments - options earned in the first two quarters after the grant date - shall vest and become exercisable at the first anniversary of the grant date.  There are no performance conditions attached to the first 2 instalments. For each quarter during the four-year period after the grant date (the “Performance Period Start Date”), one 1/16th instalment of the total options have the opportunity to be earned for each quarter contingent on the achievement of positive quarterly operating income for the quarter, provided the aggregate number of options earned in the Performance Period shall not exceed 14 of the 16 instalments comprising the total options granted. On each of the first, fourth, eighth and twelfth quarter earnings release dates from the first quarter of the Performance Period, all of the earned options during the four quarters preceding such earnings release date shall vest and become exercisable, in each case, provided that the employment with the Company remains on such vesting date.

In relation to the business strategy adjustments in 2011 (Note 1), the Company significantly reduced its sales forces, and certain directors, senior management and employees resigned from the Company.  Accordingly, the options granted to such directors, senior managements and employees were forfeited.

In accordance with ASC Topic 718, the Company recognizes share-based compensation expense for the options granted to directors and employees as well as the options to senior management vested only based on passage of time and continued employment with the Company, net of a forfeiture rate, using the straight-line method. For the options granted to senior management earned contingent on the achievement of quarterly performance target, the Company recognized share-based compensation expenses for the options earned in each quarter during the Performance Period using the graded-vesting attribution method when the Company concludes that it is probable that the performance targets will be achieved, net of a forfeiture rate.

Share-based compensation expense related to the stock options granted by the Company to its employees, senior management and directors under the 2010 Equity Compensation Plan amounted to $1,231,919 and $463,753 for the year ended December 31, 2011 and 2012, respectively.  Share-based compensation expense related to the option awards granted by the Company to the directors, senior management and employees of Shanda under the 2010 Equity Compensation Plan amounted to $257,230 and $350,761 for the year ended December 31, 2011 and 2012, respectively, which was recognized as a dividend distributed to Shanda.

The movements in stock options under the 2010 Equity Compensation Plan as of and for the years ended December 31, 2010, 2011 and 2012 are set out below.

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		$		$
Outstanding at January 1, 2010	—	—	—	—
Granted	516,750,000	0.0568	—	—
Exercised	—	—	—	—
Cancelled or Expired	—	—	—	—
Outstanding at December 31, 2010	516,750,000	0.0568	6.46	—
Granted	393,143,000	0.0281	—	—
Exercised	—	—	—	—
Cancelled or Expired	(507,067,000)	0.0517	—	—
Outstanding at December 31, 2011	402,826,000	0.0352	5.47	—
Granted	28,500,000	0.0116	—	—
Exercised	—	—	—	—
Forfeited	(126,070,000)	0.0367	—	—
Outstanding at December 31, 2012	305,256,000	0.0324	4.57	—
Vested and expected to vest at December 31, 2012	278,013,600	0.0314	4.61	—
Vested and exercisable at December 31, 2012	76,314,000	0.0324	4.57	—

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

The intrinsic value as of December 31, 2010, 2011 and 2012 is calculated as the difference between the market value of $0.0495, $0.0120 and $0.0106 of ordinary shares as of December 31, 2010, 2011 and 2012 and the exercise prices of the options.

The weighted average grant-date fair value of options granted during the year ended December 31, 2010, 2011 and 2012 were $0.0483, $0.0151 and $0.0076, respectively. Options vested during the years ended December 31, 2011 and 2012 were 27,142,500 and 51,464,000, respectively.

As of December 31, 2012, there was $1.87 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to stock options granted by the Company to its employees, senior management and directors under the 2010 Equity Compensation Plan. This cost is expected to be recognized over a weighted average period of 2.5 years. Total compensation cost may be adjusted for future changes in estimated forfeitures and the probability of the achievement of performance conditions.  As of December 31, 2012, there was $0.92 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to stock options granted by the Company to the employees of Shanda under the 2010 Equity Compensation Plan, which will be recognized as a dividend distributed to Shanda upon the completion of vesting.

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

	Options Granted in 2010	Options Granted in 2011	Options Granted in 2012
Fair value of ordinary shares ($)	0.0800	0.0186~0.0367	0.0116
Exercise price ($)	0.0568	0.0188~0.0392	0.0116
Expected volatility (%)	60%~65%	75%~82%	100%
Expected dividend yield (%)	0%	0%	0%
Expected term (years)	4~5	3.5~5	3.5
Risk-free interest rate (per annum) (%)	1.9407%~2.6565%	1.2680%~1.9933%	1.2425%

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

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

17. SEGMENT INFORMATION

The Company follows the provisions of ASC 280, which establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

Following the 2010 Reorganization (the disposal of the WVAS and recorded music businesses (Note 2(1)) in August 2010 presented in discontinued operations for all the periods presented herein), the Company has only one operating segment made up of Ku6’s online advertising business (“Online Advertising”), which is presented in the continuing operations section of our consolidated statement of operations. The Group has not disclosed segment information prior to the 2010 Reorganization for the former WVAS and Recorded Music segments due to the disposal thereof; such segment information has no relevance to the Group’s current and future results.

Geographic Information

The Company primarily operates in the PRC and derives all of its revenues from the PRC; all of the Company’s long-lived assets are located in the PRC.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

18. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share (1 ADS = 100 Shares):

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012

Numerator:
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders from continuing operations	(52,858,278)	(49,343,907)	(9,491,138)
Net income attributable to Ku6 Media Co., Ltd. ordinary shareholders from discontinued operations	1,348,014	—	—
Net loss attributable to Ku6 Media Co., Ltd.	(51,510,264)	(49,343,907)	(9,491,138)
Denominator:
Weighted-average ordinary shares outstanding for basic calculation	3,096,421,097	4,265,277,638	4,901,279,176
Dilutive effect of potential ordinary shares	—	—	—
Weighted average ordinary shares outstanding for diluted calculation	3,096,421,097	4,265,277,638	4,901,279,176

Weighted-average ADS used in per basic ADS calculations	30,964,211	42,652,776	49,012,792
Dilutive effect of potential ordinary shares	—	—	—
Weighted-average ADS used in per diluted ADS calculations	30,964,211	42,652,776	49,012,792

Loss per share — basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders per share — basic and diluted	(0.02)	(0.01)	(0.00)
Income from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders per share — basic and diluted	0.00	—	—
Loss attributable to Ku6 Media Co., Ltd. ordinary shareholders per share — basic and diluted	(0.02)	(0.01)	(0.00)

Loss per ADS — basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders per ADS — basic and diluted	(1.71)	(1.16)	(0.19)
Income from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders per ADS — basic and diluted	0.04	—	—
Loss attributable to Ku6 Media Co., Ltd. ordinary shareholders per ADS — basic and diluted	(1.67)	(1.16)	(0.19)

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

Incremental ordinary shares with dilutive effect are calculated using the treasury stock method for stock options. Under the treasury stock method, the proceeds from the assumed conversion of options are used to repurchase outstanding ordinary shares using the average fair value for the period.  For incremental ordinary shares associated with convertible debt, dilution is calculated (if necessary) using the if-converted method, which assumes conversion at the beginning of the annual period (or date of issuance of the related debt, if later).

For all periods presented, all potentially dilutive securities associated with the Company’s convertible bond which was issued in Q2 2011 and extinguished in Q3 2011 (Note 1) and all stock options (Note 16) have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the presence of a net loss in each period as the inclusion of such potential common shares would be anti-dilutive.

19. CONCENTRATIONS

(1) Dependence on related party revenue

The Company entered into a cooperative agreement with Shengyue, a wholly owned subsidiary of Shanda in 2011. Under this agreement, Shengyue was appointed as the Company’s primary agency to secure advertisement sales from various end advertisers. In 2011 and 2012, 38% and 88% of net revenues, respectively, were derived from Shengyue. If the relationship with Shengyue is terminated or scaled-back, or if Shengyue alters the agency agreement in a way that is adverse to the Company, the Company’s revenue would be adversely affected.

(2) Credit risk

As of December 31, 2011 and 2012, accounts receivable of the online advertising business are typically unsecured and are derived from revenue earned from customers and agencies in China. The risk with respect to accounts receivables is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

	December 31, 2011	December 31, 2012

Accounts receivable	5,194,099	2,240,058
Allowance for doubtful accounts	(4,416,706)	(2,172,972)
Accounts receivable, net of allowance for doubtful accounts	777,393	67,086

The Company generally does not require collateral for its accounts receivable. The movements of the allowance for doubtful accounts were as follows:

Movement of allowance for doubtful accounts

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012

Balance at beginning of the year	4,015,145	2,437,179	4,416,706
Acquisition of Ku6	101,484	—	—
Provisions	1,976,053	3,637,147	—
Reversed	(501,485)	(177,321)	(2,255,301)
Written off	(53,563)	—	—
Transferred out due to disposal of WVAS and recorded music businesses	(3,100,455)	—	—
Transferred out due to disposal of Yisheng	—	(1,480,299)	—
Translation difference	—	—	11,567
Balance at the end of the year	2,437,179	4,416,706	2,172,972

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

As part of the Company’s change in the business strategy (Note 1), the Company significantly reduced its sales force and appointed Shengyue as its primary advertisement agency in 2011. As a result of this change, the relationships with some of the Group’s previous advertisement customers were terminated and the Company provided additional allowance for doubtful accounts to reflect the expected uncollectibility in 2011. In 2012, based on continued collections efforts on the doubtful receivables, $2.3 million of amounts previously written down were collected; accordingly, a reversal adjustment was recorded.

Account receivable from Shengyue (Note 13) are unsecured and subject to similar credit risks as accounts receivable related to the external advertising revenue.  The Company has been closely evaluating the credit status and payment cycle of Shengyue.  As of December 31, 2011 and 2012, no allowance for the accounts receivable from Shengyue was provided.

20. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total amounts charged to the statements of operations and comprehensive loss for such employee benefits were $3,660,438, $2,554,561 and $1,609,711 for the years ended December 31, 2010, 2011 and 2012, respectively.

21. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company entered into leasing arrangements relating to office area and internet bandwidth in 2010, 2011 and 2012. Leasing expenses for the years ended December 31, 2010, 2011 and 2012 were $11,785,743, $10,614,276 and $9,095,530, respectively.

Future minimum lease payments under non-cancellable operating lease agreements are as follows:

Within 1 year	1,210,094
Between 1 and 2 years	1,352,190
Between 2 and 3 years	440,649
Between 3 and 4 years	—
Total	3,002,933

Litigation

The Company is subject to claims and litigation, which may arise in the normal course of business. The Company is involved in a number of cases pending in various courts and arbitration as of December 31, 2012. These cases are substantially related to alleged copyright infringement. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could impact the Company’s future financial results.

The Company has recorded an accrual balance of $2,077,753 in “Accrued expenses and other liabilities” in the consolidated balance sheet as of December 31, 2012 (Note 12). The accrual was based on judgments handed down by the court and out-of-court settlements as of or after December 31, 2012 but related to alleged copyright infringement arising before December 31, 2012.  The accrual was based upon management’s best estimation according to the historical actual compensation amount per video of the Company for the similar legal actions and the advice from PRC counsel. The Company is in the process of appealing certain judgments for which the loss has been accrued.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

There are no accruals for any additional losses related to unasserted claims or any other amounts.

Contingencies

The Company accounts for loss contingencies in accordance with ASC 450, “Contingencies”, and other related guidance. Set forth below is a description of certain loss contingencies as well as the opinion of management as to the likelihood of loss.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet business, including the provision of online video and online advertising services. Specifically, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%.  Since the Company is incorporated in the Cayman Islands, neither the Company nor its PRC subsidiary is eligible to engage in Internet business. To comply with PRC laws and regulations, the Company conducts its operations in China through a series of contractual arrangements entered into among its wholly owned PRC subsidiaries, Beijing Technology, Tianjin Technology and Kusheng. (collectively “wholly owned PRC subsidiaries”), and the consolidated affiliated entities in the PRC, namely Ku6 Beijing Information, Tianjin Information,  Ku6 (Beijing) Cultural Media Co., Ltd. (“Ku6 Cultural”) and Ku6 Network (collectively “consolidated affiliated entities in the PRC”) and their respective shareholders.

Under the equity pledge agreements among our PRC subsidiaries, certain of our consolidated affiliated entities and the shareholders of our consolidated affiliated entities, the shareholders of our consolidated affiliated entities have pledged all of their equity interests in these entities to our relevant subsidiaries by recording the pledge on the shareholder registers of the respective entities.  However, according to the PRC Property Rights Law, which became effective as of October 1, 2007, a pledge is not valid unless it is registered with the relevant local administration for industry and commerce.  Ku6 Information Technology completed the registration of equity pledge on November 13, 2008 and further on November 12, 2012 after an increase of the registered capital. Tianjin Ku6 Network, Ku6 Cultural, and Tianjin information completed their registration of equity pledges on January 20, 2012, October 10, 2012, and February 20, 2013, respectively.

Ku6 Beijing Information, Tianjin Information, Ku6 Cultural and Ku6 Network hold the licenses and permits necessary to conduct our online video, online advertising and related businesses in China.  In the opinion of management, (i) the ownership structure of the Company, its wholly owned PRC subsidiaries and the consolidated affiliated entities in the PRC are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the consolidated affiliated entities in the PRC are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with the consolidated affiliated entities in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations.

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

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

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

22. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s VIE subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $52.7 million, or 157.0% of the Company’s total consolidated net assets as of December 31, 2012. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes as all business is principally conducted inside the PRC, the Company may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s ordinary shareholders. Accordingly, the Company has included Schedule I in accordance with Regulation S-X promulgated by the United States Securities and Exchange Commission.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
BALANCE SHEET

	December 31, 2011	December 31, 2012
	(in U.S. dollars, except number of shares)
Assets
Current assets:
Cash and cash equivalents	7,754,457	5,219,295
Prepaid expenses and other current assets	434,230	312,174
Amount due from subsidiaries and variable interest entities	—	3,003,202
Amount due from related parties	19,534,641	6,096,800
Total current assets	27,723,328	14,631,471
Investments in subsidiaries	27,155,056	21,046,640
Total assets	54,878,384	35,678,111

Liabilities and shareholders’ equity
Accrued expenses and other current liabilities	942,423	664,896
Amounts due to subsidiaries and variable interest entities	2,707,933	1,071,669
Amount due to related parties	375,000	375,000
Total current liabilities	4,025,356	2,111,565

Shareholders’ equity:
Ordinary shares ($0.00005 par value; 12,000,000,000 shares authorized; 5,019,786,036 and 4,732,446,560 shares issued and outstanding as of December 31, 2011 and 2012, respectively)	250,939	236,575
Additional paid-in capital	184,874,259	177,182,895
Accumulated deficit	(132,449,371)	(141,940,509)
Accumulated other comprehensive loss	(1,822,799)	(1,912,415)
Total shareholders’ equity	50,853,028	33,566,546
Total liabilities and shareholders’ equity	54,878,384	35,678,111

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
STATEMENT OF OPERATIONS

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
	(in U.S. dollars, except number of shares)
Operating expenses:
Product development	150,584	603,879	278,168
Selling and marketing	160,231	(31,880)	30,773
General and administrative	4,072,134	2,433,905	1,119,757
Total operating expenses	4,382,949	3,005,904	1,428,698
Loss from operations	(4,382,949)	(3,005,904)	(1,428,698)
Interest income	9,404	112,416	349,525
Interest expense	—	(375,000)	—
Other income	205,043	—	—
Foreign exchange loss	(38,767)	(9)	(15,589)
Equity in losses of subsidiaries	(47,302,995)	(46,075,410)	(8,396,376)
Net loss	(51,510,264)	(49,343,907)	(9,491,138)

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

KU6 MEDIA CO., LTD. (FOMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I
STATEMENTS OF CASH FLOWS

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
	(in U.S. dollars, except number of shares))
Operating activities:
Net loss	(51,510,264)	(49,343,907)	(9,491,138)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	1,891,931	1,231,919	463,753
Share-based compensation cost in relation to disposition of Yisheng	—	522,251	—
Equity in losses of subsidiaries	47,302,995	46,075,410	8,396,376
Prepaid expenses and other current assets	(106,581)	(193,214)	122,056
Amounts due from subsidiaries and variable interest entities	—	—	(1,645)
Amount due from related parties	(942,919)	(1,692,875)	(92,159)
Other payables and accruals	4,738	(323,956)	(277,527)
Amounts due to subsidiaries and variable interest entities	2,381	(77,833)	(4,013,840)
Amounts due to related parties	—	375,000	—
Net cash used in operating activities	(3,357,719)	(3,427,205)	(4,894,124)

Investing activities:
Decrease of short-term investments	10,000,000	—	—
Proceeds from disposal of subsidiary	37,243,901	—	—
Loan to subsidiaries	(53,418,876)	(5,762,569)	(3,001,557)
Loan to related parties	(3,200,000)	(14,108,019)	(470,000)
Repayment of loans to related parties under common control of Shanda	—	—	14,000,000
Investment in subsidiary	—	(30,000,000)	—
Net cash provided by (used in) investing activities	(9,374,975)	(49,870,588)	10,528,443

Financing activities:
Proceeds from exercise of options	20,350	3,750	—
Proceeds from issuance of ordinary shares to Shanda	—	50,000,000	—
Proceeds from issuance of Convertible Bond to Shanda	—	50,000,000	—
Cash paid for redemption of Convertible Bond to Shanda	—	(50,000,000)	—
Repuchase of ordinary shares	—	—	(8,169,481)
Net cash provided by (used in) financing activities	20,350	50,003,750	(8,169,481)
Effect of exchange rate changes on cash and cash equivalents	—	—	—
Net decrease in cash and cash equivalents	(12,712,344)	(3,294,043)	(2,535,162)
Cash and cash equivalents, beginning of year	23,760,844	11,048,500	7,754,457
Cash and cash equivalents, end of year	11,048,500	7,754,457	5,219,295

Note

Basis for Preparation

The condensed financial statements of the Company have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.

KU6 MEDIA CO., LTD. (FORMERLY KNOWN AS HURRAY! HOLDING CO., LTD.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(all amounts in U.S. dollars (US$) unless otherwise stated)

The Financial Information of the Parent Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company records its investment in subsidiaries under the equity method of accounting. Such investment and long-term loans to subsidiaries are presented on the balance sheet as “Investment in subsidiaries” and the profit of the subsidiaries is presented as “Equity in losses of subsidiaries” on the statement of operations.

These statements should be read in conjunction with the notes to the consolidated financial statements of the Group. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.