Form 20-F
period 2013-12-31
Ku6 Media Co., Ltd
filed 2014-05-15
CIK 1294435

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Chief Financial Officer

Telephone: +86 10 5758-6853

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

4,730,648,360 Ordinary Shares.

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

•                  “Mr. Xu” refers to Xudong Xu, our largest shareholder;

•                  “New Shengyue” refers to Shanghai Shengyue Advertising Co., Ltd., an independent third party, with respect to our agreements with it on or after April 1, 2014;

•                  “Old Shengyue” refers to Shanghai Shengyue Advertising Co., Ltd., then wholly owned by Shanda Interactive, with respect to our agreements with it on or prior to March 31, 2014;

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

•                  “Qinhe” refers to Shanghai Qinhe Internet Technology Software Development Co., Ltd., a company controlled by Mr. Xu;

•                  “RMB” and “Renminbi” refer to the legal currency of China;

•                  “Shanda Interactive” refers to Shanda Interactive Entertainment Limited, a Cayman Islands company;

•                  “Share Purchase Transaction” refers to the purchase of 1,938,360,784 of our ordinary shares by Mr. Xu from our then controlling shareholder, Shanda Media Group Limited, a wholly owned subsidiary of Shanda Interactive, which was completed on April 3, 2014. See Item 4.A. “History and Development of the Company” and Item 8.B. “Significant Changes—Share Purchase Transaction”; and

•                  “we,” “us,” “our company” and “our” refer to Ku6 Media Co., Ltd. and its subsidiaries, consolidated affiliated entities and predecessor entities.

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

PART I

Item 1.   Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.   Offer Statistics and Expected Timetable

Not Applicable.

Item 3.   Key Information

A. Selected Financial Data

The following table presents certain selected consolidated financial information for our business. You should read the following information in conjunction with our audited consolidated financial statements, the notes thereto and Item 5. “Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. The data as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 has been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The data as of December 31, 2009, 2010 and 2011 and for the years ended December 31, 2009 and 2010 has been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

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

The audited consolidated financial statements included in this annual report on Form 20-F were prepared on the basis of a going concern which contemplates that we will be able to realize assets and discharge liabilities in the normal course of business. However, substantial doubt exists as to our ability to continue as a going concern. The audited consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. See Item 5.B. “Liquidity and Capital Resources—Liquidity and Going Concern,” Item 3.D. “Risk Factors—Risks Related to our Business—There is substantial doubt as to our ability to continue as a going concern” and notes 1 and 2 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(in thousands of U.S. dollars, except for share and per share data)
Historical Condensed Consolidated Statement of Operations Data
Net revenues:
Advertising
Third parties	758	15,854	11,146	1,633	738
Related parties	279	702	8,076	12,482	12,404
Total net revenues	1,037	16,556	19,222	14,115	13,142
Cost of revenues:
Advertising
Third parties	(557)	(40,083)	(30,501)	(14,603)	(15,649)
Related parties	—	(376)	(379)	—	(336)
Total cost of revenues	(557)	(40,459)	(30,880)	(14,603)	(15,985)
Gross profit (loss)	480	(23,903)	(11,658)	(488)	(2,843)
Operating expenses	(7,130)	(29,703)	(37,912)	(10,482)	(40,608)
Operating loss	(6,650)	(53,606)	(49,570)	(10,970)	(43,451)
Interest income	356	57	170	620	112
Interest expenses	—	(31)	(1,119)	(619)	(16)
Other income, net	2	—	1,294	1,730	4,101
Loss from continuing operations before income tax benefits	(6,292)	(53,580)	(49,226)	(9,239)	(39,254)
Income tax benefits	14	41	99	—	4,826
Equity in losses of affiliated company, net of tax	—	—	(263)	(252)	—
Net loss from continuing operations	(6,278)	(53,539)	(49,390)	(9,491)	(34,428)

Discontinued operations:
Loss from operations of discontinued operations, net of tax	(21,778)	(3,383)	—	—	—
Gain from disposal of discontinued operations, net of tax	222	4,487	—	—	—
(Loss) income from discontinued operations, net of tax	(21,556)	1,104	—	—	—
Net loss	(27,834)	(52,435)	(49,390)	(9,491)	(34,428)
Less: Net loss attributable to non-controlling interests from continuing operations	257	681	46	—	—
Less: Net (income) loss attributable to the non-controlling interests and redeemable non-controlling interests from discontinued operations	4,183	244	—	—	—
Net loss attributable to Ku6 Media Co., Ltd.	(23,395)	(51,510)	(49,344)	(9,491)	(34,428)
Loss from continuing operations, net of tax, attributable to Ku6 Media Co., Ltd.	(6,021)	(52,858)	(49,344)	(9,491)	(34,428)
(Loss) income from discontinued operations, net of tax, attributable to Ku6 Media Co., Ltd.	(17,374)	1,348	—	—	—
Net loss attributable to Ku6 Media Co., Ltd.	(23,395)	(51,510)	(49,344)	(9,491)	(34,428)
Loss per share, basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	(0.00)	(0.02)	(0.01)	(0.00)	(0.01)
(Loss) income from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	(0.01)	0.00	—	—	—

Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	(0.01)	(0.02)	(0.01)	(0.00)	(0.01)
Weighted average shares used in per share calculation—basic and diluted	2,196,291,947	3,096,421,097	4,265,277,638	4,901,279,176	4,728,185,434

	As of December 31,
	2009	2010	2011	2012	2013
	(in thousands of U.S. dollars)
Historical Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	49,744	27,295	26,750	13,071	1,671
Restricted cash	—	—	3,600	—	—
Short term investments	10,000	—	—	—	—
Accounts receivable, net	4,062	8,461	3,517	4,466	6,587
Other current assets	2,155	9,051	20,424	6,620	2,173
Property and equipment, net	1,472	8,003	3,593	2,918	1,368
Goodwill	2,099	6,896	6,233	6,233	—
Other assets	1,976	27,264	24,673	22,862	339
Total assets	71,508	86,970	88,790	56,170	12,138
Current liabilities	13,783	36,406	33,111	17,778	12,085
Non-current liabilities	421	4,926	4,826	4,826	—
Total liabilities	14,204	41,332	37,937	22,604	12,085
Redeemable non-controlling interests	371	—	—	—	—
Ordinary shares ($0.00005 par value; 12,000,000,000 ordinary shares authorized; 2,200,194,040, 3,481,174,498, 5,019,786,036, 4,732,446,560 and 4,730,648,360 ordinary shares issued and outstanding as of December 31, 2009, 2010, 2011, 2012 and 2013, respectively)	110	174	251	236	236
Other Ku6 Media Co., Ltd. shareholders’ equity / (deficit)	54,966	45,572	50,602	33,330	(183)
Non-controlling interests	1,857	(108)	—	—	—
Total liabilities, redeemable non-controlling interests and shareholders’ equity	71,508	86,970	88,790	56,170	12,138

Exchange Rate Information

We present our historical consolidated financial statements in U.S. dollars. Certain contractual amounts in Renminbi described in this annual report are translated into U.S. dollar amounts solely for the convenience of the reader. Except as otherwise specified, these amounts are translated at a rate of RMB6.0537 to $1.00, the exchange rate on December 31, 2013 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be at any particular rate, or at all.

The following table sets forth information regarding exchange rates between Renminbi and U.S. dollars for the periods indicated:

	Exchange Rate
Period	Period End	Average(1)	High	Low
	(RMB per $1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April	6.2591	6.2246	6.2591	6.1966
May (through May 9)	6.2270	6.2397	6.2591	6.2255

Source: Federal Reserve H.10 Statistical Release

(1)         Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages were calculated by using the average of the daily rates during the relevant month.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Related to Our Business

There is substantial doubt as to our ability to continue as a going concern.

Substantial doubt exists as to our ability to continue as a going concern. See Item 5.B. “Liquidity and Capital Resources—Liquidity and Going Concern.” We have incurred significant net losses and negative cash flows from operations in recent years. For the years ended December 31, 2011, 2012 and 2013, our net loss was $49.4 million, $9.5 million and $34.4 million, respectively. As of December 31, 2013, we had cash and cash equivalents of $1.7 million, accumulated deficit of $176.4 million and working capital deficit of $1.7 million. For the year ended December 31, 2013, our net operating cash outflow was $11.5 million and our principal source of liquidity was our cash balances at the beginning of the year. Our ability to continue as a going concern is subject to, among others, the following risks: “—Our new business models may not be able to generate sufficient revenues and operating cash flows,” “—Our cooperation arrangements with Qinhe are subject to considerable uncertainties,” “—Our plan of headcount reduction may not be successful,” “—We require a significant amount of cash to fund our operations. We cannot assure you that we can meet our working capital requirements or other capital needs through improved operating results,” and “—We cannot assure you that we can meet our working capital requirements or other capital needs through additional financings in amounts or on terms acceptable to us, or at all.” The audited consolidated financial statements included in this annual report on Form 20-F were prepared on the basis of a going concern, and do not include any adjustments that might result from the outcome of these uncertainties. If we became unable to continue as a going concern, we may have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our audited consolidated financial statements. Our lack of cash resources, substantial uncertainty of our new business models, and our potential inability to continue as a going concern may materially adversely affect the price of our ADSs and our ability to raise new capital or continue our operations.

Our new business models may not be able to generate sufficient revenues and operating cash flows.

Historically, we derived substantially all of our revenues from online advertising services, for which we collect service fees from advertisers through our advertising agencies. From April 2011 to March 2014, we relied on Old Shengyue, an affiliate wholly owned by Shanda Interactive during that period, as our primary advertising agency, which managed our sales to, and collected payments from, substantially all of our advertisers. We generated advertising revenues of $8.1 million, $12.5 million and $12.4 million from Old Shengyue for the years ended December 31, 2011, 2012 and 2013, respectively, representing 42.0%, 88.4% and 94.4% of our net revenues, respectively, for those periods.

Our advertising agency agreement with Old Shengyue, as previously renewed, expired on March 31, 2014. As a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, this agreement was not further renewed. Instead, we adopted new revenue models in cooperation with Qinhe, a company controlled by Mr. Xu, our largest shareholder. We started to provide interactive entertainment marketing services to iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. Under our cooperation agreement with Qinhe, which operates the iSpeak platform, Qinhe will share a certain percentage of the revenues that it generates from the viewers who visit the iSpeak platform through the advertisements on our website. Users on iSpeak platform may spend on virtual items during real-time video broadcasting, including gifts and avatars, and purchase other value added services. Under this agreement, we will settle the amounts with Qinhe on a monthly basis. The initial term of this agreement expires in May 2015. We also started to provide game marketing services for Qinhe under a similar arrangement to share Qinhe’s profit from viewers who play its games through advertisements on our website. Under the game marketing cooperation agreement with Qinhe, profit is calculated as the revenues from the games net of licensing fees payable to game developers, and we will settle the amounts with Qinhe on a monthly basis. The initial term of this agreement expires in March 2015. We expect to focus on these new revenue models in the future, and have adjusted our video platform to implement these arrangements. In April 2014, we started to provide the relevant marketing services to Qinhe.

In addition, in April 2014, we entered into a new advertising agency agreement with New Shengyue, which is no longer owned by Shanda Interactive and is currently an independent third party. Pursuant to this agreement, New Shengyue agreed to act as our exclusive advertising agency for our standard media resources and as our non-exclusive advertising agency for our highly interactive advertising resources. New Shengyue agrees to pay us a certain percentage of the profits it generates from advertisements on our platform and guarantees to us a minimum amount of payments per day. In return, we guarantee a certain amount of web traffic for our webpage on which New Shengyue posts advertisements. The minimum guarantee amount under this agreement is substantially lower than our previous advertising agency agreement with Old Shengyue prior to March 31, 2014. In addition, if we fail to meet the web traffic target, the minimum amount guaranteed by New Shengyue will be adjusted downward proportionally. There is no assurance that we will be able to meet the relevant web traffic target, and we may receive substantially lower guaranteed amounts or may be required to refund amounts we previously received. New Shengyue will settle 50% of the minimum guaranteed amounts with us each week, and the balance will be settled quarterly. This new advertising agency agreement became effective retrospectively on April 25, 2014 and its initial term will expire on December 31, 2014.

We do not know whether or when we will be able to generate sufficient revenues and operating cash flows from these new agreements. The success of our cooperation arrangements with Qinhe is also subject to the performance of the iSpeak platform and the games operated by Qinhe. See “—Our cooperation arrangements with Qinhe are subject to considerable uncertainties.” In addition, there can be no assurance that these agreements will be extended or renewed after their expiration or that we will be able to further extend or renew such agreements on terms and conditions favorable to us. If either Qinhe or New Shengyue breaches its obligations under the relevant agreements or refuses to extend or renew them on commercially reasonable terms when the terms expire, we may not be able to find suitable alternative revenue sources in a timely manner. Any termination or deterioration of our relationship with Qinhe or New Shengyue, and any further extension or renewal on terms and conditions less favorable to us, would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to continue to receive support from Shanda Interactive.

Our online advertising business had benefited significantly from Shanda Interactive’s brand name and strong market position in China prior to the Share Purchase Transaction. From April 2011 to March 2014, we relied on Old Shengyue, an affiliate wholly owned by Shanda Interactive during that period, as our sole advertising agency, which managed our sales to, and collected payments from, substantially all of our advertisers. We generated advertising revenues of $8.1 million, $12.5 million and $12.4 million from Old Shengyue for the years ended December 31, 2011, 2012 and 2013, respectively, representing 42.0%, 88.4% and 94.4% of our net revenues, respectively, for those periods. Our advertising agency agreement with Old Shengyue, as previously renewed, expired on March 31, 2014. As a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, this agreement was not further renewed. Shanda Interactive also disposed of their equity interest in Old Shengyue after the Share Purchase Transaction and, as a result, New Shengyue is no longer owned by Shanda Interactive and is currently an independent third party. Our new advertising agency agreement was negotiated in arm’s length with New Shengyue without the involvement of Shanda Interactive. We cannot assure you that we will be able to continue to receive any support from Shanda Interactive for our operations in the future.

We have also relied on Shanda Interactive to finance our capital needs, including the issuance of 1,538,461,538 ordinary shares to Shanda Media Group Limited, or Shanda Media, a wholly owned subsidiary of Shanda Interactive, for an aggregate purchase price of $50.0 million in April 2011, and the issuance of $50.0 million aggregate principal amount of senior convertible bonds to Shanda Media in June 2011. Furthermore, in connection with the Share Purchase Transaction, Shanda Interactive, through its affiliate, extended a loan of RMB20.0 million to us on April 3, 2014 and waived our obligation to repay this loan. We have treated this transaction as a capital contribution. See Item 7.B. “Related Party Transactions—Loans to and from Related Parties.” We cannot assure you that we will be able to obtain additional financings from Shanda Interactive under terms acceptable to us or at all in the future.

Our cooperation arrangements with Qinhe are subject to considerable uncertainties.

Historically, we derived substantially all of our revenues from online advertising services, for which we collect service fees from advertisers through our advertising agencies. In April 2014, as a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, we adopted new revenue models in cooperation with Qinhe, a company controlled by Mr. Xu, our largest shareholder, and started to provide interactive entertainment marketing services and game marketing services to Qinhe. Under our cooperation agreements with Qinhe, Qinhe will share a certain percentage of the revenues or profits that it generates from the viewers who visit its iSpeak platform or play its games through the advertisements on our website.

As a result, revenues we generate under these agreements will depend on the performance of the iSpeak platform and the games operated by Qinhe, which will be affected by factors beyond our control. Performance of the iSpeak platform may be affected by, among others, Qinhe’s ability to: successfully monetize the user base of iSpeak; offer popular virtual items on the iSpeak platform; attract new users, retain and expand paying users, and encourage additional purchases by its paying users for the iSpeak platform; develop innovative technologies in response to user demand; and integrate new devices, platforms and operating systems. Performance of the games operated by Qinhe may be affected by, among others, Qinhe’s ability to offer popular virtual items in the games; maintain or renew licensing contracts on acceptable terms for its games; maintain good relationships with its third party game developers; and source new online games that appeal to its game players. In addition, Qinhe generates a significant portion of its revenues from a limited number of popular online games, and some of the games operated by Qinhe are in a relatively mature stages of their commercial lifespan. Revenues from those games may decline in the future.

Our history with Qinhe is very short, and the level of information that is available for Qinhe, a privately held company, is highly limited. Therefore, it is very difficult to effectively assess our future prospects with respect to our cooperation with Qinhe. You should consider our business and prospects in light of the risks and considerable uncertainties with respect to such arrangements.

We require a significant amount of cash to fund our operations. We cannot assure you that we can meet our working capital requirements or other capital needs through improved operating results.

The operation of an online user-generated content, or UGC, video business requires continuous, substantial investment in content, technology, talent and infrastructure. In order to implement our development strategies to expand our infrastructure and optimize our services across Internet-enabled devices, and further expand and diversify our revenue sources, we may incur additional capital needs in the future. We will also need to fund our research and development activities in order to remain competitive on cost and technology. We cannot assure you that we will be able to generate sufficient cash flows or otherwise maintain sufficient working capital to finance our anticipated operations and capital expenditure requirements, or achieve projected cash collections from customers and contain expenses and cash used in operations.

As of December 31, 2013, we had cash and cash equivalents of $1.7 million and a working capital deficit of $1.7 million. We reported net losses attributable to our company of $49.3 million, $9.5 million and $34.4 million for the years ended December 31, 2011, 2012 and 2013, respectively. Our net cash used in operating activities in 2013 was $11.5 million.

In April and May 2014, as a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, we adopted new revenue models in cooperation with Qinhe, a company controlled by Mr. Xu, our largest shareholder, and entered into a new advertising agency agreement with New Shengyue, which is no longer owned by Shanda Interactive and is currently an independent third party. Future performance of such arrangements are subject to considerable uncertainties. See “—Our new business models may not be able to generate sufficient revenues and operating cash flows.” and “—Our cooperation arrangements with Qinhe are subject to considerable uncertainties.”

Management also expects to continue to implement its liquidity plans to reduce operating expenses. In particular, we adopted a plan to reduce our headcount by approximately 40% in various departments in April 2014. See Item 6.D. “Employees.” However, there is no guarantee that this plan will achieve the contemplated cost savings. See “—Our plan of headcount reduction may not be successful.” Failure to achieve planned operating results or ineffective cost reduction could further increase liquidity requirements beyond those considered in our current business plan.

We cannot assure you that we can meet our working capital requirements or other capital needs through additional financings in amounts or on terms acceptable to us, or at all.

If we cannot meet our liquidity needs through improved operating results, we may need to obtain financings from financial institutions or issue debt securities. We cannot assure you that we will be able to obtain any future financings if required under commercially reasonable terms, or at all. In addition, we may have to issue and sell additional equity securities to meet our liquidity needs, but our ability to sell our equity securities is not assured. Any additional issuance of equity securities would dilute the ownership of our shareholders and ADS holders. Our ability to obtain additional financings in the future is subject to a number of uncertainties, including:

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

In the past, Shanda Interactive provided debt and equity financings for us in various situations. However, we may not receive any support from Shanda Interactive in the future. See “—We may not be able to continue to receive support from Shanda Interactive.” Furthermore, the report of our independent registered public accounting firm expresses substantial doubt about our ability to continue as a going concern. This could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives. Although Mr. Xu, our largest shareholder, has undertaken in the share purchase agreement relating to the Share Purchase Transaction to procure additional equity or debt financing for us in the amount of no less than US$10.0 million by October 30, 2014, there is no guarantee that he will be able to independently provide or otherwise procure from third parties sufficient capital for such financing on terms acceptable to us or at all, and there is considerable uncertainty as to if and when this financing will occur. In the absence of support from our major shareholders, there is no assurance that we will be able to independently obtain any financing from any third party on terms acceptable to us or at all.

If we cannot obtain sufficient funding to meet our working capital requirements or other capital expenditure needs, our business, financial condition and prospects may be materially and adversely affected.

We have a history of losses, and we may be unable to achieve or sustain profitability.

We incurred net losses in each of the fiscal years from 2007 through 2009 and continued to incur losses in each of the fiscal years from 2010 through 2013 after we entered the online video business. Our ability to achieve profitability is affected by various factors, many of which are beyond our control, including:

•                  growth of the online video industry;

•                  the transition from long-form professional content to short-form UGC;

•                  the continued growth and maintenance of our user base;

•                  our ability to control our costs and expenses and effectiveness of our cost reduction plans;

•                  our ability to provide new advertising services to meet the demands of our advertising customers;

•                  growth of the online advertising market in China; and

•                  brand advertisers’ allocation of more budgets to online video industry.

Our ability to achieve profitability also depends on the success of our cooperation arrangements with Qinhe, which is subject to considerable uncertainties. See “—Our cooperation arrangements with Qinhe are subject to considerable uncertainties.”

Despite our cost reduction measures, we may continue to incur net losses in the future due to our continued investments in content, technology, bandwidth and talent. If we cannot sustain or grow our revenues to offset our costs, or if our cost reduction measures lead to a further decrease in our revenues, our gross margin, financial condition and results of operations could be materially and adversely affected. We may also continue to incur net losses in the future due to changes in the macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner. We anticipate incurring substantial additional net losses and may never achieve profitability. Even if we raise sufficient capital through equity or debt financing or otherwise, there can be no assurances that our net revenues or capital infusion will be sufficient to enable us to develop our business to a level where it will be profitable or generate positive cash flow.

The report of our independent registered public accounting firm expresses substantial doubt about our ability to continue as a going concern.

Our auditors, PricewaterhouseCoopers Zhong Tian LLP, have indicated in their report on our financial statements for the fiscal year ended December 31, 2013 that conditions exist that raise substantial doubt about our ability to continue as a going concern due to our working capital deficit and the uncertainty relating to the new business models. A “going concern” opinion could impair investor perceptions and our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives. Our ability to continue as a going concern will depend upon many factors beyond our control, including the availability and terms of future funding, growth in revenues from our cooperation agreements with Qinhe, growth in revenues from our advertising agency agreement with New Shengyue, and the effectiveness of our cost reduction measures. See “—There is substantial doubt as to our ability to continue as going concern.”  If we are unable to achieve these goals, our business would be jeopardized and we may not be able to continue. If we ceased operations, it is likely that all of our investors would lose their investment.

Our plan of headcount reduction may not be successful.

In April 2014, we adopted a plan to reduce our headcount by approximately 40% in various departments. See Item 6.D. “Employees.” However, there is no assurance that we will be able to successfully implement such headcount reduction plan or achieve the contemplated cost savings through such plan.

There have been and may continue to be substantial costs associated with the severance and other employee-related costs. The plan may also yield unanticipated consequences, such as attrition beyond our planned reduction. Our reputation could also be harmed by extensive media coverage of our present and past head reduction plans. This headcount reduction plan has placed significant strain on our administrative, operational and financial resources and has resulted in increased responsibilities for each of our personnel. In addition, the headcount reduction may reduce employee morale and may create concern among potential and existing employees about job security with us, which may lead to difficulty in hiring and increased turnover in our current workforce, and divert management’s attention. If employee turnover occurs in our research and development department or otherwise on a relatively large scale, we may encounter difficulties in our daily operations or experience system failures or frequent or lengthy interruptions of our services. In addition, this headcount reduction may subject us to the risk of litigation, with or without merits, which could result in substantial costs and could further divert management’s time and attention away from business operations. Any failure by us to properly manage this rapid change in workforce and business functions could impair our ability to efficiently manage our business. It could also cause us to incur higher operating costs and delays in the execution of our business plan.

Failure to achieve the contemplated cost savings under this headcount reduction plan and any unanticipated costs related to the implementation of this plan may materially and adversely affect our business, results of operations and prospects and further intensify our liquidity constraints.

We may implement further restructuring of our business, including through strategic acquisitions, in the future.

In order to improve our business operations, we may implement further restructuring of our business in the future, including through strategic acquisitions. There could be a material adverse effect on our business, results of operations and prospect if we fail to successfully execute any such restructuring plans and acquisitions, or if the contemplated benefits from any such restructuring or acquisitions do not materialize.

In addition, the success of any acquisition, if any, will depend upon a number of factors, including:

•                  our ability to acquire businesses on a cost-effective basis;

•                  our ability to obtain necessary financings for such acquisition;

•                  our ability to integrate acquired personnel, operations, products and technologies into our organization effectively; and

•                  our ability to retain and motivate key personnel and to retain the clients of acquired firms.

Any such restructuring or strategic acquisition may require a significant commitment of management time, capital investment and other resources. Our business operation may also be severely disrupted by any such transactions. We may be unable to consummate such transactions, we may not be able to effectively integrate an acquired business or we may be required to incur significant expenses to complete a transaction. We may also experience increased employee turnovers in our existing workforce. As a result, our business, financial condition and results of operations may be materially and adversely affected. In addition, if we use debts to finance any such restructuring or acquisition, we may become highly leveraged. If we use our equity securities as consideration for transactions, the value of your ADSs may be substantially diluted.

In addition, according to the amendments to Schedule 13D filed by Shanda Interactive on April 1, 2014 and the Schedule 13D filed by Mr. Xu on April 9, 2014, under the share purchase agreement relating to the Share Purchase Transaction, Shanda Media, a wholly owned subsidiary of Shanda Interactive, has agreed that if we propose to acquire Sky Profit Limited, a company controlled by Mr. Xu, our largest shareholder, and such transaction is recommended to the shareholders for approval by our board of directors and any special committee of disinterested directors, Shanda Media shall vote all its shares in line with such recommendation. Sky Profit Limited controls Qinhe, which operates iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. Shanda Media has a right under this share purchase agreement to subscribe to equity or equity-linked securities issued by affiliates of Mr. Xu for an amount up to US$25,000,000 that is equal to, or convertible into, 20% of Sky Profit Limited on a fully diluted basis. However, this right is not available to other holders of our ADSs or ordinary shares. Currently, our company has no plan to acquire Sky Profit Limited.

We operate in a highly competitive market and we may not be able to compete successfully against our competitors.

We face significant competition, primarily from those companies that operate online video websites in China, which our management estimates to currently number over one hundred. A large number of independent online video sites, such as Youku Tudou and iQiyi.com, compete against us. In addition, Chinese Internet portals, including Sina.com, Sohu.com and Baidu.com, and some of China’s major TV networks, such as China Central Television, or CCTV, Phoenix Satellite TV and Hunan Satellite TV, which have longer operating histories and more experience in attracting and retaining users and managing customers than we do, have launched their own video businesses. We also face competition from Internet video streaming platforms based on the P2P technology, such as PPS and PPTV. We compete with these companies for users and advertisers. Our competitors may compete with us in a variety of ways, including by conducting brand promotions and other marketing activities and making acquisitions. In addition, certain online video websites may continue to derive their revenues from providing content that infringes third-party copyright and may not monitor their websites for any such infringing content. As a result, we may be placed at a disadvantage to some of these websites that do not incur similar costs as we do with respect to content monitoring. Some of our competitors have a longer operating history and significantly greater financial resources than we do, and in turn may be able to attract and retain more users and advertisers. If any of our competitors achieves greater market acceptance than we do or is able to offer more attractive online video content, our user traffic may decrease and our market share may decrease, which may result in a loss of advertisers and have a material and adverse effect on our business, financial condition and results of operations.

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

If we fail to continue to provide attractive products and services, we may not be able to generate sufficient user traffic to remain competitive.

Our success depends on our ability to generate sufficient user traffic through provision of attractive products and services. To attract and retain users and compete against our competitors, we must maintain high-quality UGC that provides our users with a satisfactory online video experience. With UGC, users can upload and share their own videos and spend a longer time on our website, and we believe a “community-like” environment will enhance users’ loyalty to our website and such network effect broadens advertisers’ reach of audience. Previously, we purchased the licensing rights to some popular UGC and shared advertising revenues with individual users whose number of uploads exceed certain thresholds. We also had a revenue sharing program to reward users for contents they uploaded in order to encourage more users to upload UGC to our website. In April 2014, in connection with the change of our business models after the Share Purchase Transaction, we announced a suspension of this revenue sharing program from May 1, 2014. Historically, contracted users contributed approximately 50% of all the videos on our website. As a result of the suspension of this revenue sharing program, the quality and quantity of our UGC may deteriorate in the future, which, in turn, may materially and adversely affect our business, results of operations and prospects.

We may not be able to continue to anticipate user preferences.

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

We may not be able to maintain and enhance our brand.

We may not be able to maintain and enhance our Ku6 brand (“” and “6”). The online video market is highly competitive, and a well-recognized brand is critical to increasing our user base and, in turn, enhancing our attractiveness to advertisers for our online advertising business. Our success in promoting and enhancing our brand, as well as our ability to remain competitive, will depend on our success in offering high-quality content, features and functionality. Due to substantial uncertainties regarding our ability to generate revenue and operating cash flow prospectively, we recorded impairment charges to our intangible assets, including our trademark, for the year ended December 31, 2013. See “—We may need to record impairment charges to earnings if our goodwill or intangible assets are determined to be further impaired, which would adversely affect our results of operations.” If we fail to promote our brand successfully or if visitors to our website or advertisers do not perceive our content and services to be of high quality, we may not be able to grow our business and may lose users and advertisers.

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

•                  the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

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

We may need to record impairment charges to earnings if our goodwill or intangible assets are determined to be further impaired, which would adversely affect our results of operations.

We recorded goodwill and intangible assets on our balance sheet in connection with our previous acquisitions, and may record such assets in the future for any acquisitions that may occur. We are required to review our goodwill for impairment at least annually and review our intangible assets for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable, including a decline in stock price and market capitalization and a slowdown in our industry, which may result from the recent global economic slowdown. If the carrying value of our goodwill or intangible assets were determined to be impaired, we would be required to write down the carrying value or to record charges to earnings in our financial statements during the period in which our goodwill or intangible assets is determined to be impaired. During the years ended December 31, 2011 and 2012, we recorded impairment of nil and nil, respectively, for goodwill relating to our discontinued and continued operations and impairment of $1.4 million and nil, respectively, for intangible assets relating to our discontinued and continued operations. As a result of substantial uncertainties regarding our ability to generate revenue and operating cash flow prospectively due to fundamental changes to our business model, our management concluded that the carrying value of our goodwill and intangible assets was impaired. We recorded significant impairment charges of $6.2 million and $21.0 million for goodwill and for definite-lived intangible assets, respectively, for the year ended December 31, 2013, and the remaining carrying value of goodwill and intangible assets were reduced to nil and nil, respectively, as of December 31, 2013. This resulted in a substantial increase in net loss for the year ended December 31, 2013.

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

We have been and may continue to be subject to claims for defamation, negligence, infringement of third-party copyright and other rights, such as privacy and image rights, or other claims based on the nature or content of videos or other information provided by Ku6 Holding or our users. Prior to the acquisition by us, Ku6 Holding recorded expenses relating to such claims of $1.6 million and $0.4 million during the years ended December 31, 2008 and 2009, respectively. After the acquisition in 2010, we recorded expenses relating to such claims of $2.1 million and $0.1 million during the years ended December 31, 2011 and 2013, respectively, and recorded a benefit of $0.1 million during the year ended December 31, 2012. We paid $0.2 million, $0.5 million and $0.1 million to settle such claims during the years ended December 31, 2011, 2012 and 2013, respectively, and the balance of accrued litigation provision was $2.7 million, $2.1 million and $2.1 million as of December 31, 2011, 2012 and 2013, respectively. We do not carry any liability insurance covering such risks.

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

Our online video business is subject to strict government regulations in China. The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. Under the PRC regulatory scheme, a number of regulatory agencies, including the State Administration of Press, Publication, Radio, Film and Television, or SAPPRFT, including its predecessor ministries, the state Administration of Radio, Film, and Television, or SARFT, and the General Administration of Press and Publication, or the GAPP, the Ministry of Culture, the Ministry of Industry and Information Technology, or MIIT, the State Council Information Office, or SCIO, and the State Internet Information Office established by SCIO in May 2011, jointly regulate all major aspects of the Internet industry, including the online video industry. Operators must comply with restrictions related to foreign investment in value-added telecommunication services industry in China and obtain various government approvals and licenses, including an Internet content provider license, or ICP license, and an Internet audio/video program transmission license, prior to the commencement of online video operations.

We believe that we have obtained the licenses and permits essential for our business operations. However, given the Internet-related laws and regulations are relatively new and rapidly evolving in China, their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to violate applicable laws and regulations. The permits, licenses or approvals that we hold may be subject to challenge, we may fail to obtain permits or licenses that may be deemed necessary for our operations, or we may not be able to renew certain permits or licenses. We may also need to apply for additional permits or licenses when we enter new sectors of the Internet industry. For example, we may need to apply for the Internet News Information Service Permit issued by the SCIO or the Internet Publication License issued by SAPPRFT, in connection with the current events channel on our website. We may also need to expand the scope of our audio/video program transmission licenses to cover more categories of audio/video services. If we fail to maintain any of the required permits, licenses or approvals, we may be subject to various penalties, including fines and discontinuation of, or restriction on, our operations. Any such disruption of our business operations may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Our management concluded that our internal control over financial reporting was effective as of December 31, 2013 and our independent registered public accounting firm has issued an attestation report concluding that our internal control over financial reporting was effective in all material aspects. However, we had identified a material weakness in our internal control over financial reporting as of December 31, 2010 relating to a lack of sufficient competent accounting personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and prepare financial statements and related disclosures under U.S. GAAP. Although such material weakness was subsequently rectified and our management concluded that our internal control over financial reporting was effective as of December 31, 2011, 2012 and 2013, we cannot assure you that we will be able to maintain the effectiveness of our internal control over financial reporting on a continuing basis in the future. As effective internal control over financial reporting is necessary for us to produce reliable financial reports and are important to help prevent fraud, any failure to maintain effective internal control over financial reporting could harm our business and result in a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

We believe that we were a passive foreign investment company (“PFIC”) for taxable years 2006, 2007, 2008 and 2009 and it was not clear whether we were a PFIC for taxable year 2011.  Although we believe we were not a PFIC for taxable year 2013, we may be a PFIC for subsequent taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors.

We will be a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is passive income or (b) 50% or more of the average quarterly value, generally determined by fair market value, of our assets during such taxable year consists of assets that either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we generally will be treated as if we (a) held directly a proportionate share of the other corporation’s assets and (b) received directly a proportionate share of the other corporation’s income. We believe that we were a PFIC for taxable years 2006, 2007, 2008 and 2009, and it was not clear whether we were a PFIC for taxable year 2011. The determination of our PFIC status is subject to uncertainty because the treatment of the contractual arrangements between our PRC subsidiaries and our consolidated affiliated entities for purposes of the PFIC rules is uncertain.  If we were a PFIC for 2006, 2007, 2008, 2009 and 2011, and you held ordinary shares or ADSs during any such taxable years, we would continue to be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which you hold them.  Our PFIC status for any taxable year will not be determinable until after the end of the taxable year and will depend on the composition of our income and assets and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ordinary shares or ADSs (which may be especially volatile).  For these reasons, and because of the uncertainties regarding the treatment of our contractual arrangements with our consolidated affiliated entities, there can be no assurance that we will not be a PFIC for any taxable year. Such characterization could result in adverse U.S. federal income tax consequences to a U.S. investor. In general, if we are a PFIC, then “excess distributions” to a U.S. investor and any gain realized by a U.S. investor on the sale or other disposition of our ordinary shares or ADSs will be allocated ratably over the U.S. investor’s holding period for the ordinary shares or ADSs; the amount allocated to the taxable year of receipt of the proceeds of such distribution or disposition and any year prior to our becoming a PFIC will be taxed as ordinary income; and the amount allocated to each other taxable year will be subject to tax at the highest rate in effect for the applicable class of taxpayer for that year. Additionally, an interest charge will be imposed with respect to the resulting tax attributable to each such other taxable year and the U.S. investor will be subject to U.S. tax reporting requirements. Alternatively, if we are a PFIC and if our ADSs are “regularly traded” on a “qualified exchange,” a U.S. investor could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above.

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

Under PRC laws and regulations, our PRC subsidiaries and our consolidated affiliated entities may pay dividends only out of their retained earnings as determined in accordance with PRC accounting standards and regulations. There is no significant difference between retained earnings as determined in accordance with PRC accounting standards and in accordance with U.S. GAAP. In addition, our PRC subsidiaries and our consolidated affiliated entities are required to set aside at least 10% of their after-tax net income each year, if any, to fund certain statutory reserves, which are not distributable as cash dividends, until the aggregate amount of such funds reaches 50% of their respective registered capital. As of December 31, 2013, the registered capital was $11.7 million for Beijing WFOE, $60.0 million for Tianjin WFOE and $30.0 million for Tianjin Ku6 Network WFOE, respectively. As none of our PRC subsidiaries has made any profits to date, our PRC subsidiaries have not been subject to the statutory reserve fund requirements and have not set aside any money to fund the statutory reserve funds or staff welfare and bonus funds. Our PRC subsidiaries will not be able to pay dividends to us or our offshore subsidiaries until they generate accumulated profits and meet the requirements for statutory reserve funds. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are restricted in their ability to transfer a portion of their net assets to our company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $15.6 million as of December 31, 2013. In addition, our PRC subsidiaries and our consolidated affiliated entities may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These staff welfare and bonus funds are not distributable as cash dividends.

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

As of December 31, 2013, we made long-term, interest-free loans in an aggregate principal amount of RMB31.0 million ($5.1 million) to the shareholders of our consolidated affiliated entities to enable them to fund the initial capitalization and the subsequent financial requirements of our consolidated affiliated entities. Each of the loans to the shareholders of Ku6 Information Technology and Ku6 Cultural has an unspecified term and will be repayable upon demand. Each of the loans to the shareholders of Tianjin Ku6 Network has an initial term of 20 years expiring in December 2031, which can be extended upon written agreement. We may in the future make additional loans to the shareholders of our consolidated affiliated entities in China in connection with any increase in the capitalization or financial requirements of these entities to the extent necessary and permissible under applicable PRC laws and regulations. Our ability to collect these long-term loans will depend on the profitability and results of operations of these consolidated affiliated entities, which are uncertain.

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

Our major shareholders will have substantial influence on the outcome of shareholder actions in our company that might not be beneficial to you as a holder of our ADSs.

As of April 30, 2014, Mr. Xu and Shanda Interactive beneficially held 1,938,360,784 and 1,396,333,818 ordinary shares, respectively, representing 41.0% and 29.5%, respectively, of the voting power in our company. Such ownership interest of Mr. Xu and Shanda Interactive gives them substantial influence on actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association, or the NASDAQ listing requirements, including the election and removal of members of our board of directors, mergers, consolidations and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under equity incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Under the share purchase agreement relating to the Share Purchase Transaction, Mr. Xu has agreed to use his best efforts and take necessary actions to appoint two persons nominated by Shanda Media, an entity controlled by Shanda Interactive, as our directors, subject to certain conditions. Mr. Xu and Shanda Interactive may also approve a merger or consolidation of our company which may result in you receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenter rights may not be available to you in such an event. Under the share purchase agreement relating to the Share Purchase Transaction, Shanda Media has agreed that if we propose to acquire Sky Profit Limited and such transaction is recommended to the shareholders for approval by our board of directors and any special committee of disinterested directors, Shanda Media shall vote all its shares in line with such recommendation. Sky Profit Limited controls Qinhe, which operates iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. Shanda Media also has a right under this share purchase agreement to subscribe to equity or equity-linked securities issued by affiliates of Mr. Xu for an amount up to US$25,000,000 that is equal to, or convertible into, 20% of Sky Profit Limited on a fully diluted basis. This right is not available to holders of our other ADSs. Furthermore, the voting powers of Mr. Xu and Shanda Interactive may also prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price.

We may have conflicts of interest with our major shareholders or their respective affiliates, and we may not be able to resolve such conflicts on terms favorable to us.

As of April 30, 2014, Mr. Xu and Shanda Interactive beneficially held 1,938,360,784 and 1,396,333,818 ordinary shares, respectively, representing 41.0% and 29.5%, respectively, of the voting power in our company. Conflicts of interest may arise between Mr. Xu or Shanda Interactive and us in a number of areas relating to our past and ongoing relationships. In addition to the conflicts of interests we have discussed in other risk factors, potential conflicts of interest that we have identified include the following:

•                  Our board members or executive officers may have conflicts of interest. Mr. Xu currently serves as the chairman of our board of directors and chief executive officer. Mr. Robert Chiu, who is our director, also serves as president of Shanda Interactive. Mr. Haifa Zhu, who is our director, also serves as chief investment officer and senior vice president of Shanda Interactive.  These relationships could create perceived or actual conflicts of interest when these persons are faced with decisions with potentially different implications for Shanda Interactive and us.

•                  Agreements with Mr. Xu and its affiliates.  The various agreements that we entered into with Qinhe, a company controlled by Mr. Xu, including the interactive entertainment marketing cooperation agreement and the game marketing cooperation agreement, may be less favorable to us than would be the case if they were negotiated with third parties. Moreover, Mr. Xu may leverage his substantial influence over us to prevent us from bringing a legal claim against him or his affiliates in the event of a contractual breach, notwithstanding our contractual rights under the agreements and any other agreement we may enter into with Mr. Xu and his affiliates from time to time.

•                  Business opportunities.  Business opportunities may arise that we, Mr. Xu and Shanda Interactive find attractive, and which would complement our respective businesses. Due to the substantial influence of Mr. Xu and Shanda Interactive, we may not be able to pursue these business opportunities effectively if Mr. Xu or Shanda Interactive decides to take advantage of such opportunities.

We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated shareholder. Even if all of the parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

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

In October 2005, the State Administration of Foreign Exchange of the PRC, or SAFE, issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fundraising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 75, which became effective in November 2005. Circular 75 was supplemented by an implementing notice issued in November 2005, and subsequently a series of implementation rules and guidance issued by SAFE to its local branches with respect to the operational procedures for the registration under Circular 75.

Under Circular 75, PRC residents and citizens must register with the relevant local SAFE branch prior to their establishment or control of an offshore entity established for the purpose of an overseas equity financing involving onshore assets or equity interests held by them, and must also make filings with SAFE thereafter upon the occurrence of certain material capital changes. The implementation rules and guidance provide more specific and stringent requirements of the registration under Circular 75. For example, the PRC subsidiaries of an offshore entity must make true and accurate statements to the local SAFE authorities regarding any shareholder or beneficial owner of the offshore entity who is a PRC citizen or resident. Failure to do so may result in potential liabilities of the relevant PRC subsidiaries and, in some circumstances, their legal representatives and responsible individuals.

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

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within China, unless it is provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Furthermore, SAFE also promulgated the Notice regarding Further Clarification and Regulation of the Administration of Certain Capital Account Transactions, or Circular 45, in November 2011. Circular 45 restricts, among other things, a foreign-invested enterprise from using Renminbi converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. If we are found to violate Circular 142 or other laws or regulations in relation with foreign exchange, we may be subject to severe monetary or other penalties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE circulars referred to above, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiaries and conversion of such loans or capital contributions into Renminbi. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our ability to fund and expand our business.

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

In accordance with the EIT Law and its implementation rules, dividends which arise from profits of foreign invested enterprises earned after January 1, 2008 are subject to a 10% withholding tax. As of December 31, 2013, our PRC subsidiaries had no undistributed earnings available for distribution. In addition, our company does not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future and we intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business in China. Accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon distributions of dividends by our PRC subsidiaries to us. Any future dividends that our company receives from our PRC subsidiaries will be subject to PRC withholding tax.

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

As the offshore holding company of our PRC subsidiaries, we have historically financed, and may continue to finance, our PRC subsidiaries by extending loans or making additional capital contributions to them. Any loans to our PRC subsidiaries are subject to PRC regulations. For example, loans by us to finance the operations of any PRC subsidiary which is a foreign-invested enterprise may not exceed statutory limits and are required to be registered with SAFE. We may also need to increase the registered capital of our PRC subsidiaries or finance them through capital contributions. Such changes and capital contributions must be approved by MOFCOM or its local branches.

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

Substantially all of our revenues and operating expenses are denominated in Renminbi. The PRC government imposes controls on currency conversion between Renminbi and foreign currencies and, in certain cases, the remittance of currency out of and into China. Under existing PRC foreign exchange regulations, payments of current account items, including payment of dividends, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Our PRC subsidiaries may also retain foreign exchange in their current accounts, subject to a ceiling approved by SAFE, to satisfy foreign exchange liabilities or to pay dividends. In addition, approval of the appropriate governmental authorities is required if Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of offshore bank loans denominated in foreign currencies. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future. Under our current corporate structure, the income of our company will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends to us, or otherwise satisfy its foreign currency-dominated obligations.

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

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. The sale price of our ADSs on the NASDAQ Global Market ranged from $0.95 to $3.90 per ADS in 2013 and the last reported sale price on May 9, 2014 was $1.51.

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

Future sales or perceived sales of substantial amounts of our ordinary shares or ADSs by our major shareholders could adversely affect the price of our ADSs.

If any of our major shareholders sells, or is perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding stock options, the market price of our ADSs could fall. Such sales, or perceived potential sales, by any of our major shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. If any of our major shareholders sells a substantial amount of ordinary shares it currently holds, the prevailing market price for our ADSs could be adversely affected.

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

Our corporate affairs are governed by our memorandum and articles of association, by the Cayman Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law in this area may not be as clearly established as they would be under statutes or judicial precedents in existence in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more developed and judicially interpreted bodies of corporate laws. Moreover, under the Cayman Companies Law, for mergers and consolidations involving two Cayman Islands companies or a Cayman Islands company and an overseas company, dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed to by the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions, and such rights may not be comparable to the appraisal rights that would ordinarily be available to dissenting shareholders of a U.S. company. Finally, Cayman Islands companies may not have standing to initiate shareholder derivative actions before any federal court of the United States. As a result, our shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or major shareholders than would shareholders of a public company incorporated in a jurisdiction in the United States.

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

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. he depositary may refuse to deliver, transfer, or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law, any government, governmental body or commission or the NASDAQ Global Market, or under any provision of the deposit agreement, or because of a meeting of shareholders of our company, or for any other reason.

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

Proceedings instituted by the SEC against certain accounting firms in China, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC commenced administrative proceedings against certain accounting firms in China, including the Chinese affiliates of the “Big Four” global networks of accounting firms, alleging that these firms had refused to produce audit work papers and other documents related to certain other PRC-based companies under ongoing investigation by the SEC. The issues raised by the proceedings affect equally all audit firms based in China and all U.S.-listed companies with major operations in China. In January 2014, the SEC administrative judge reached an initial decision that these accounting firms, other than one that no longer provides services to China-based U.S. listed companies, should be censured and barred from practicing before the SEC for a period of six months. The principal auditor of our financial statements, PricewaterhouseCoopers Zhong Tian LLP, is one of the Chinese affiliates of the “Big Four” global networks of accounting firms and is subject to the proceedings and the initial decision. We may therefore be adversely affected by the outcome of the proceedings. The initial decision is neither final nor legally effective unless and until reviewed and approved by the SEC. In February 2014, four accounting firms subject to the decision, including our independent registered public accounting firm, filed appeal against the initial decision and such appeal will be heard by the commissioners of the SEC. The commissioners of the SEC will make a legally binding order. After such an order is made, the accounting firms still have the right to further appeal to the U.S. federal appellate courts, and the effect of the order might be further suspended pending the outcome of such appeal.

Depending upon the final outcome, U.S.-listed companies with major operations in China, including us, may find it difficult or impossible to retain auditors in respect of their operations in China. In this case, our financial statements could be determined to not be in compliance with the requirements for financial statements of public companies registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares (in the forms of ADSs) from the NASDAQ Global Select Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ordinary shares (in the forms of ADSs) in the United States. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in U.S.-listed companies with major operations in China, including us, and the market price of our ADSs may be adversely affected.

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

In August 2010, we changed our name from “Hurray! Holding Co., Ltd.” to “Ku6 Media Co., Ltd.”

In August 2011, we disposed of a significant interest in Yisheng as part of the strategic transition from online audio business to online video business. After the disposal, our company ceases to control Yisheng and only retains a 20% interest in Yisheng.

On March 31, 2014, Mr. Xu entered into a share purchase agreement with our then controlling shareholder, Shanda Media, a wholly owned subsidiary of Shanda Interactive, to purchase 1,938,360,784 of our ordinary shares, amounting to approximately 41% of our issued and outstanding share capital. The Share Purchase Transaction was completed on April 3, 2014, and the aggregate consideration for these ordinary shares was $47,350,831.05. Mr. Xu funded the purchase price through a loan from Shanda Media, which is secured by a charge of all of our ordinary shares beneficially owned by Mr. Xu. See Item 8.B. “Significant Changes—Share Purchase Transaction.”

Our principal executive offices are located at Building 6, Zhengtongchuangyi Centre, No. 18, Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China. Our telephone number is +86 10 5758-6813. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Ave, Suite 204, Newark, DE 19711.

B. Business Overview

Introduction

We currently operate and focus on our online video business. Through our online brand Ku6 and our online video website www.ku6.com, we provide video information services and entertainment to viewers in China. As an online video portal, www.ku6.com offers news, reports and interactive entertainment programs and also provides a video platform for video-sharing and watching UGC.

Our online video business focuses on UGC and community-based content. We seek to be strategically focused on users’ experience and technology development. We provide a comprehensive selection of unique and differentiated UGC and, to a lesser extent, some in-house developed content and licensed content on our websites. Our broad selection of online video content includes news, comedies, Channel V music videos, games, micro movies and sub-channels such as entertainment, sports, finance, fashion, technology, automobile, education and others. We also provide an online platform that allows users to share comments on videos, ensuring that our users enjoy a highly engaging and interactive experience on our websites. As of December 31, 2013, our content library had more than 255 million video clips. The volume of high-quality and differentiated content available on our website has allowed us to establish a valuable user base in China, consisting primarily of young urban educated users between the ages of 18 and 44, a particularly attractive demographic to advertisers.

Our marketing solutions present customers with a complete range of advertisement creation, matching, placement and presentation. Our online marketing services include in-video, display, sponsorship and other forms. Historically, we derived substantially all of our revenues from online advertising services, for which we collect service fees from advertisers through our advertising agencies. In April 2014, as a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, we adopted new revenue models in cooperation with Qinhe, a company controlled by Mr. Xu, our largest shareholder. We started to provide interactive entertainment marketing services to iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. Under our cooperation agreement with Qinhe, which operates the iSpeak platform, Qinhe will share a certain percentage of the revenues that it generates from the viewers who visit iSpeak platform through the advertisements on our website. We also started to provide game marketing services for Qinhe under a similar arrangement to share Qinhe’s profit from viewers who play its games through advertisements on our website. As these revenue models are relatively new, there is also no assurance that they would generate sufficient revenues and operating cash flows in the future. See Item 3.D. “Risk Factors—Risks Related to Our Business—Our new business models may not be able to generate sufficient revenues and operating cash flows.” We expect to focus on these new revenue models in the future, while we continue to provide advertising services through third-party advertising agencies.

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

In addition, users can download our proprietary P2P software, “Speed Ku6,” and install it on their personal computers to enhance their viewing experience with high-quality videos and smooth connections. We also provide an application, “Upload Speed,” for users to upload video clips from their personal computers. We also have ChannelMe, a product that gives our priority value creating users/units, or VCUs, a unique identity and provide additional features for them to customize their homepage. It also allows users to interact with our priority VCUs online, such as sending virtual gifts to their favorite priority VCUs.

In January 2012, we entered into an agreement with YouTube, a renowned international video-sharing website owned by Google, which allowed our international users to view original videos from China on a new channel on YouTube’s website. In March 2012, we established a partnership arrangement with Channel V, a music video entertainment TV channel, to bring its content to our users on our website. In May and September 2012, we began cooperation with Kaixin001.com, a Chinese social network service website, and NetEase, Inc., a Chinese Internet company with microblog services, respectively, for video sharing. Contents on our website can be embedded into their websites, and our users can easily share them with their friends through Kaixin001.com and NetEase platform. Users of Kaixin001.com and NetEase may also upload and share videos through our platform without leaving their websites. In October 2013, in cooperation with Zhejiang TV, we sponsored the UGC Entertainment Awards, the first TV and Internet simultaneous-broadcasting program focusing on UGC in China. In December 2013, we held the UGC Entertainment Award Ceremony in Beijing with Zhejiang TV and SINA.com.

Mobile Platform

We significantly expanded our product portfolio for mobile platforms in 2013. Users can use their mobile phones to watch a large number of videos on ku6.com through compatible web browsers. For iPhones and Android devices, users may also install the mobile version of our Ku6 application, Ku6 Show, which allows them to view video clips on our website online and offline, and to shoot and upload video clips onto our website on the go. Our Channel V application caters users with music videos. We have also cooperated with Shanda Innovations and developed a microfilm application, Micro Cool, which provides a mobile community platform for video sharing and focuses on short videos of not more than thirty seconds. Once installed, this application connects mobile devices to our mobile community platform and supports video shooting, editing, uploading and sharing. In 2013, we launched another mobile app, Duan Ku, which enables our users to create personalized videos using photos of their choices.

Our Content

UGC (User-Generated Content)

Our website allows Internet users to easily upload, watch and share UGC video clips. We offer creative talents, particularly the younger Chinese generation, channels for artistic expression outside the traditional mainstream content formats such as television. Our UGC covers a wide range of subject matters from entertainment to news, comedies, sports, finance, fashion and beyond. UGC is well embraced by Internet users, particularly young Internet users, given its sharing and interactive qualities.

Our editorial team is responsible for communicating with users on the types of UGC we believe are popular and well demanded. We have also introduced the product New Weiguan which is designed to increase users’ attention to each other and increase viewership of UGC.

Previously, we purchased the licensing rights to some popular UGC and shared advertising revenues with individual users whose number of uploads exceed certain thresholds. We also had a revenue sharing program to reward users for contents they uploaded in order to encourage more users to upload UGC to our website. In April 2014, in connection with the change of our business models after the Share Purchase Transaction, we announced a suspension of this revenue sharing program from May 1, 2014. Historically, contracted users contributed approximately 50% of all the videos on our website. As a result of the suspension of this revenue sharing program, the quality and quantity of our UGC may deteriorate in the future, which, in turn, may materially and adversely affect our business, results of operations and prospects. See Item 3.D. “Risk Factors—Risks Related to Our Business— If we fail to continue to provide attractive products and services, we may not be able to generate sufficient user traffic to remain competitive.”

In-house Developed Content

In addition to UGC, our content includes in-house developed content that we produce from time to time, such as online talk shows, celebrity interviews and reality shows to our viewers. We select the types of content to be produced generally based on our assessment of users’ preferences and information gathered by us from analyzing user data collected through our video platform. We typically cooperate with third parties engaged in in-house production, taking advantage of talents of local production teams and their relatively low production costs. In October 2013, we started to cooperate with a major TV station in China to jointly produce shows that could be aired on our website and TV simultaneously.

Licensed Content

In June 2011, we ceased purchasing copyrights of movies and TV dramas from professional studios and their distributors. Previously purchased movies and TV drama will be shown on ku6.com through the end of their license periods.

Our Users

We have an extensive user base for our video platform. Our users visit our website from direct navigation, organic search results or third-party website links connecting to us. Our user base consists primarily of young urban educated users, between ages 18 and 44, which is a particularly attractive demographic to advertisers. Online viewers in China also represent a more affluent and better-educated segment of the population in China. We have tracked and maintained extensive user data, including viewing history and information voluntarily provided by registered users. We use sophisticated statistical tools to analyze user data, to better understand users’ viewing preference and habits. This greatly facilitates our efforts in providing service to our advertising customers.

Marketing Services and Customers

Our online marketing services include in-video, display, sponsorship and other forms of advertisements. In-video advertisements appear at certain times during the playback of a video. These video advertisements can be pre-roll, post-roll, mid-roll or pause advertisements. Display advertisements can be delivered alongside a video and may take the form of graphic banners or text hyperlinks. Other forms of advertisements include product placements in our in-house produced web video series or sponsored live events. Our marketing solutions present opportunities to combine the visual impact and engagement of traditional television-like multimedia formats with the interactivity and precise targeting capabilities of the Internet.

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

Advertising Sales

We have an advertising tracking system which records and maintains the traffic statistics and other data relating to the effectiveness of advertisements. Our system tracks the reach, delivery duration and frequency, targeting and quantity of advertisements delivered by our website. It supports monitoring of our advertising efforts by enabling retrieval of real-time advertisement delivery data using certain system application interfaces. We have also introduced an advertising results forecasting system that is used in an increasing number of large advertising campaigns on our website. This system is designed to help optimize our advertisers’ strategy by forecasting the results of a given campaign, factoring in the covered audience and the frequency and reach of such campaign. After the broadcasting of a customer’s advertisement, we will provide them with a report of advertising effectiveness either prepared in-house or by an independent research firm upon their request.

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

We engage in advertising sales primarily through advertising agencies. Prior to April 2011, we entered into a majority of our online advertising agreements with various third-party advertising agencies. In April 2011, we entered into an advertising agency agreement with Old Shengyue, an affiliate then wholly owned by Shanda Interactive. We relied on Old Shengyue as our primary advertising agency, which managed our sales to, and collected payments from, substantially all of our advertisers from April 2011 to March 2014. For the years ended December 31, 2011, 2012 and 2013, we generated advertising revenues of $8.1 million, $12.5 million and $12.4 million from Old Shengyue. Our advertising agency agreement with Old Shengyue, as previously renewed, expired on March 31, 2014. As a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, this agreement was not further renewed.

In April 2014, we entered into a new advertising agency agreement with New Shengyue, which is no longer owned by Shanda Interactive and is currently an independent third party. Pursuant to this agreement, New Shengyue agreed to act as our exclusive advertising agency for our standard media resources and as our non-exclusive advertising agency for our highly interactive advertising resources. New Shengyue agrees to pay us a certain percentage of the profits it generates from advertisements on our platform and guarantees to us a minimum amount of payments per day. In return, we guarantee a certain amount of web traffic for our webpage on which New Shengyue posts advertisements. The minimum guarantee amount under this agreement is substantially lower than our previous advertising agency agreement with Old Shengyue prior to March 31, 2014. If we fail to meet the web traffic target, the minimum amount guaranteed by New Shengyue will be adjusted downward proportionally. There is no assurance that we will be able to meet the relevant web traffic target, and we may receive substantially lower guaranteed amounts or may be required to refund amounts we previously received. New Shengyue will settle 50% of the minimum guaranteed amounts with us each week, and the balance will be settled quarterly. This new advertising agency agreement became effective retrospectively on April 25, 2014 and its initial term will expire on December 31, 2014. We expect to continue to engage third party advertising agencies for our advertising sales in the future.

Marketing Cooperation

In April 2014, as a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, we adopted new revenue models in cooperation with Qinhe, a company controlled by Mr. Xu, our largest shareholder.

We started to provide interactive entertainment marketing services to iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. Under our cooperation agreement with Qinhe, which operates iSpeak, Qinhe will share a certain percentage of the revenues that it generates from the viewers who visit its iSpeak platform through the advertisements on our website. Users on the iSpeak platform may spend on virtual items during real-time video broadcasting, including gifts and avatars, and purchase other value added services. Under this agreement, we will settle the amounts with Qinhe on a monthly basis. The initial term of this agreement expires in May 2015.

We also started to provide game marketing services for Qinhe under a similar arrangement to share Qinhe’s profit from viewers who play its games through advertisements on our website. Under the game marketing cooperation agreement with Qinhe, profit is calculated as the revenues from the games net of licensing fees payable to game developers, and we will settle the amounts with Qinhe on a monthly basis. The initial term of this agreement expires in March 2015.

We have adjusted our video platform for this cooperation arrangement, and started to provide the relevant marketing services to Qinhe in April 2014. As the revenue models under our cooperation with Qinhe are relatively new, there is also no assurance that they would generate sufficient revenues and operating cash flows in the future. See Item 3.D. “Risk Factors—Risks Related to Our Business—Our new business models may not be able to generate sufficient revenues and operating cash flows.”

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

We have invested significantly in content monitoring and copyright protection technologies. We have a content screening team dedicated to screening and monitoring the content uploaded on our website to ensure that no content that may be deemed to be prohibited by government rules and regulations is posted and the prompt removal of any allegedly infringing content once we receive proper notification from the legitimate copyright owner. We provide training to these employees and supervise and monitor their work. We implemented monitoring procedures to remove infringing content, including: (i) a text filtering system screens content based on pre-set key words; (ii) manual review, where the content that passes the technology screening is reviewed by the content screening team on a 24-hour, 7-day basis, and the flagged content identified by our technology is reviewed and confirmed that it can be released; and (iii) back-office professional supervision, where certain professional content providers who we grant access to our back-office database can directly flag the infringing content for removal. Other content on our website are also monitored. For example, user-posted comments are typically screened by the text filtering system and are monitored by our screening team. Substantially all of the videos uploaded on our website are manually screened by our employees. All of the other content, primarily consisting of comments posted by users, are first screened by our filtering systems and the content containing prohibitive words or images is manually screened by our contract employees.

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

Intellectual Property

We rely primarily on intellectual property laws and our contractual arrangements with our employees, clients, business partners and others to protect our intellectual property rights. We require our employees to enter into agreements requiring them to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf, whether or not patentable or copyrightable, made by them during their employment are our property. They also sign agreements to transfer any ownership that they may claim in those works to us. We have registered our domain names, including ku6.com and weiguan.com.

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

We face competition from other major online video companies. Among the independent or “pure-play” online video sites, our major competitors in China include Youku Tudou and iQiyi.com. Several large Chinese Internet companies, such as SINA Corporation, Baidu, Inc., Sohu.com Inc., Tencent Holdings Limited, NetEase.com, Inc. and/or their affiliates, have launched online video websites. In addition, some of China’s TV networks, such as CCTV, Phoenix Satellite TV and Hunan Satellite TV, have launched their own video broadcasting websites. We also face competition from Internet video streaming platforms based on the P2P technology, such as PPS and PPTV.

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

Government Regulation

The following is a summary of the principal governmental laws and regulations that are or may be applicable to companies such as ours in China. The scope and enforcement of many of the laws and regulations described below are uncertain. We cannot predict the effect of further developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws. For a description of the regulatory risks related to our business, see Item 3.D. “Risk Factors—Risks Related to Our Business— Complexity, uncertainties and changes in government policies or regulations of Internet industry may have a material and adverse effect on our business, financial condition, results of operations and prospects,” “—Risks Related to Our Corporate Structure” and “—Risks Related to Doing Business in China.”

Regulations on Value-Added Telecommunications Services

In September 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision services, or ICP services, is a subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

In September 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended in January 2011. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations in China. In November 2000, the MIIT promulgated the Administrative Measures on Internet Electronic Messaging Services, or the BBS Measures. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms.

In March 2009, the MIIT issued the amended Telecom License Measures, which became effective in April 2009. These measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP service operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an ICP service operator providing the same services in one province is required to obtain a local license.

Ku6 Information Technology, as our ICP service operator, holds an ICP license issued by Beijing Telecommunications Administration Bureau, which will expire in November 2016. In connection with our previous WVAS business, Ku6 Information Technology held a Value-Added Telecommunication Services Operating License issued by the MIIT, which will was cancelled in March 2013 after the disposal of our WVAS business.

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

In July 2006, the MIIT issued the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must legally own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their valued-added telecommunication business operating licenses.

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

Regulations on Broadcasting Audio/Video Programs through the Internet

In July 2004, SARFT promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the Audio/Video Broadcasting Rules. The Audio/Video Broadcasting Rules apply to the launch, broadcasting, aggregation, transmission or download of audio/video programs via the Internet and other information networks. Anyone who wishes to engage in Internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the SARFT and operate pursuant to the scope as provided in such license. Foreign invested enterprises are not allowed to engage in the above business.

In April 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the SARFT, the Ministry of Culture and the GAPP to adopt detailed implementing rules according to these decisions.

In December 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008. Circular 56 reiterates the requirement set forth in the Audio/Video Broadcasting Rules that online audio/video service providers must obtain a license from the SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state controlled. According to relevant official answers to press questions published on the SARFT’s website in February 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. Such policies have been reflected in the Application Procedure for Audio/Video Program Transmission License. We have obtained an audio/video program transmission license in 2008, which was renewed in 2011 and is valid through February 2015.

In June 2008, the SARFT issued the Notice on the Application Procedures for Audio/Video Program Transmission Licenses. Under this notice, all online audio/video service providers are required to maintain a registered capital of not less than RMB10.0 million, and audio/video service providers that offer news, movies, television, entertainment and other designated content must have a registered capital of not be less than RMB20.0 million. In connection with the expansion of our business, we have increased the registered capital of Ku6 Information Technology, our consolidated affiliated entity which holds the operating licenses for Internet audio/video business, from RMB10.0 million to RMB20.0 million in September 2012.

In March 2009, the SARFT released the Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must be in compliance with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in China or overseas, must be pre-approved by the SARFT and distributors of these movies and television shows must obtain a permit before releasing any movie or television show.

In April 2010, the SARFT issued the Internet Audio/Video Program Services Categories (Provisional), which classified Internet audio/video programs into four categories. Category I is only open to state-owned broadcast/television media companies operating in the broadcasting/television section, and the other three categories are open to non-state owned entities.

We obtained an Internet audio/video program transmission license for our website www.ku6.com, the scope of which was subsequently expanded in August 2013 to cover multiple categories of audio/video services. The amended license is valid for three years from February 2012 to February 2015.

Regulations on Internet News Publication

Publishing and disseminating news through the Internet are highly regulated in China. In November 2000, the SCIO and the MIIT jointly promulgated the Provisional Measures for Administrating Internet Websites Carrying on the News Publication Business, or Internet News Measures. These measures require an ICP service operator (other than a government authorized news unit) to obtain an approval from the SCIO in order to publish news on its website or disseminate news through the Internet. Furthermore, any news disseminated through the Internet must be obtained from government-approved sources based on contracts between the ICP service operator and these sources. Copies of such contracts must be filed with relevant government authorities.

In September 2005, the SCIO and the MIIT jointly issued the Provisions on the Administration of Internet News Information Services. Under this regulation, Internet news information service providers must obtain an approval from the SCIO for the services, and such approval is subject to annual inspection. This regulation also provides that Internet news information service providers may not receive any foreign investment or establish any cooperative relationship with a foreign invested enterprise before the SCIO completes the security evaluation. We currently operate, in cooperation with some media companies and news agencies, a current events channel on our website, which includes audio/video contents relating to current topics and social events. The SCIO requires entities that offer Internet news services, such as us, to apply for and obtain an “Internet News Information Service Permit” from it. To our knowledge, in practice SCIO has not accepted any application for such permit. We will continue to closely monitor any development regarding this permit and will submit an application for it once SCIO starts to accept such applications. See Item 3.D. “Risk Factors—Risks Related to Our Business—Complexity, uncertainties and changes in government policies or regulations of Internet industry may have a material and adverse effect on our business, financial condition, results of operations and prospects.”

Regulations on Internet Publication

The GAPP is responsible for nationwide supervision and administration of publishing activities in China. In June 2002, the GAPP and the MIIT jointly promulgated the Internet Publication Tentative Administrative Measures, or the Internet Publication Measures, which took effect on August 1, 2002. Pursuant to the Internet Publication Measures, any entity engaged in Internet publishing activities must obtain the Internet Publication License from the GAPP before conducting any Internet publication activities.

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

Regulations on Internet Medical and Health Information Services

In July 2004, the State Drug Administration, or the SDA, issued the Measures for the Administration of Internet Drug Information Services. Under these measures, websites publishing drug-related information must obtain a license from the SDA or its provincial departments. Ku6 Information Technology, our consolidated affiliated entity that is an ICP service operator, obtained the Qualification Certificate of Internet Drug Information Service from the Beijing Drug Administration in May 2013, with a validity term up to May 2018. We will apply for renewal of this certificate within the stipulated period in accordance with these measures.

Regulations on Advertisements

The SAIC, including its local branches, is the government agency responsible for regulating advertising activities in China.

In November 2004, the SAIC issued the Administrative Regulations for Advertising Operation Licenses, taking effect as of January 1, 2005, granting a general exemption to enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and other entities specified in laws or administrative regulations) from the previous requirement to obtain an advertising operation license in addition to a business license. We conduct our online advertising business on our website “www.ku6.com” through Ku6 Information Technology and Tianjin Ku6 Network, each of which holds a business license that permits placing advertisements as part of its business scope.

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

Regulations on Internet Culture Activities

The Ministry of Culture promulgated the Amended Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which became effective as of April 1, 2011. The Internet Culture Measures require ICP service operators engaging in “Internet culture activities” to obtain a permit from the Ministry of Culture. The term “Internet culture activities” includes, among other things, online dissemination of Internet cultural products, such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation publication and broadcasting of Internet cultural products. We obtained the permit in June 2009, which was renewed in May 2012 and is valid through June 2015.

In November 2006, the Ministry of Culture issued Several Suggestions of the Ministry of Culture on the Development and Administration of the Internet Music, or the Suggestions, which became effective on November 20, 2006. The Suggestions, among other things, reiterate the requirement for the Internet service provider to obtain an Internet culture business permit to carry on any business relating to Internet music products. In addition, foreign investors are prohibited from operating Internet culture businesses. However, the laws and regulations on Internet music products are still evolving, and there have not been any provisions stipulating whether or how music video will be regulated by the Suggestions.

In August 2009, the Ministry of Culture promulgated the Notice on Strengthening and Improving the Content Review of Online Music. According to this notice, only “Internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. The content of online music shall be reviewed by or filed with the Ministry of Culture. Internet culture operating entities should establish a strict self-monitoring system of online music content and set up a special department in charge of such monitoring.

In August 2013, the Ministry of Culture issued the Notice of the Ministry of Culture on Implementing the Administrative Measures for the Content Self-examination of Internet Culture Business Entities. According to this notice, any cultural product or service shall be reviewed by the provider before being released to the public and the review process shall be done by persons who have obtained the relevant content review certificate.

To comply with these laws and regulations, our content examination team reviews the music videos on our website as well as certain other content and we have two employees who have obtained the applicable content review certificates.

Regulations on Producing Audio/Video Programs

In July 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria, including having a minimum registered capital of RMB3 million. We hold a permit for radio and television program production and operation with its scope to cover the production of animated programs, variety program and special features. This permit is valid through December 2015.

Regulations on Software Products

In October 2000, the MIIT issued the Administrative Measures on Software Products, or the Software Measures, to strengthen the regulation of software products and to encourage the development of the PRC software industry. In March 2009, the MIIT issued amended Software Measures, which became effective in April 2009. The Software Measures provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the competent local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

The State Council promulgated the Computer Software Protection Regulations in December 2001, which was amended in January 2011 and January 2013. In connection with this regulation, the NCAC issued the Computer Software Copyright Registration Procedures in February 2002, which apply to software copyright registration, license contract registration and transfer contract registration. We have obtained and maintain seven software copyright registrations.

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

Copyright.  The National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001 and 2010, respectively. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. Creators of protected works enjoy personal and property rights, including, among others, the right of disseminating the works through informational network.

In December 2012, the PRC Supreme People’s Court adopted the Provisions on Some Issues Concerning Applicable Laws for Trial of Disputes of Infringement of Rights to Communication through Information Networks, which became effective on January 1, 2013 and replaced the previous interpretations on the same topic. Under the provisions, Internet users or service providers are subject to civil liabilities if they provide un-copyrighted content, including works, performance or sound or video recordings, through information networks. An ICP service operator will be liable if it assists or incites infringing acts, whether through words, technical support, virtual awards or other forms. An ICP service operator will be liable if it fails to delete, screen or block content that such ICP service operator knows or should know is infringing, or if it actively provides technical support for an infringing act. The knowledge requirement is met if the ICP service operator recommends the infringing content by ranking, indexing or summarizing such content and the public can directly access the infringing content on its website. Under these interpretations, the liability of an ICP service operator is predicated on its fault. If an ICP service operator can prove that it has used reasonable and effective technical measures to block the relevant content, and that the infringing content is difficult to be identified despite such measures, such ICP service operator is not at fault.

In April 2005, the NCAC on and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet, which became effective on May 30, 2005. This measure applies to situations where an ICP service operator (i) allows another person to post or store any works, recordings, audio or video programs on the websites operated by such ICP service operator or (ii) provides links to, or search results for, the works, recordings, audio or video programs posted or transmitted by such person, without editing, revising or selecting the content of such material. Upon receipt of an infringement notice from a legitimate copyright holder, an ICP service operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP service operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement harming public interest, the ICP service operator could be subject to administrative penalties, including cessation of infringement activities, confiscation by the authorities of all income derived from the infringement activities and payment of a fine of up to three times the unlawful income or, in cases where the amount of unlawful income cannot be determined, a fine of up to RMB100,000. An ICP service operator is also required to retain all infringement notices for a minimum of six months and to record the content, display time and IP addresses or the domain names related to the infringement for a minimum of 60 days. Failure to comply with this requirement could result in an administrative warning and a fine of up to RMB30,000.

In September 2003, the NCAC promulgated the Measure for the Implementation of the Copyright Administrative Punishment. In August 2002, the State Council promulgated the Implementing Regulations of The Copy right Law of the PRC, which was amended in January 2013. Under these regulations, an ICP service operator that infringes upon a third party’s copyright may be subject to a fine of one to five times the unlawful income if such income exceeds RMB50,000, or up to RMB 250,000 if such income is less than RMB50,000.

In May 2006, the State Council promulgated the Regulation for the Protection of the Right of Communication through Information Networks, which was amended in January 2013. This regulation provides a safe harbor principle for ICP service operator that provides information storage space to users through which users may provide works, performance or sound or video recordings to the public. An ICP service operator will not be liable to the right owners if the following conditions are met: (i) the ICP service operator has clearly indicated that the information storage space is provided to the users, and published the name, contact person and IP address of the network service provider; (ii) it has not altered the works or recordings provided by the users; (iii) it did not know, or could not reasonably have been expected to know, that the content provided by the users infringed upon other’s rights; (iv) it has not received any direct financial gain from the users’ provision of the content; and (v) it deletes the allegedly infringing content upon receiving written notice from the right owners. An ICP service operator that provides users with search or link services will not be liable to the right owner if the ICP service operator promptly disconnects the link to the infringing content after receiving the right owner’s notice. This exemption is not valid however if the ICP service operator knew or should know that the linked content infringed upon another’s rights. In that scenario, it will be jointly liable with the user who provided the content. Under this regulation, an ICP service operator may be subject to civil liabilities, including ceasing the infringing activities, eliminating the adverse effects, and paying damages. If public interest is harmed, the ICP service operator that infringes upon a third party’s copyright may be subject to a fine of one to five times the unlawful income if such income exceeds RMB50,000, or up to RMB 250,000 if such income is less than RMB50,000, or confiscation of assets used to provide infringing services.

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

In December 2009, the Standing Committee of the National People’s Congress adopted the Torts Liability Law, which became effective on July 1, 2010. Under this new law, both Internet users and Internet service providers may be liable for the wrongful acts of users who infringe the lawful rights of other parties. If an Internet user utilizes Internet services to commit a tortious act, the party whose rights are infringed may request the Internet service provider to take measures, such as removing or blocking the content, or disabling the links thereto, to prevent or stop the infringement. If the Internet service provider does not take necessary measures after receiving such notice, it shall be jointly liable for any further damages suffered by the rights holder. Furthermore, if an Internet service provider fails to take necessary measures when it knows that an Internet user utilizes its Internet services to infringe the lawful rights and interests of other parties, it shall be jointly liable with the Internet user for damages resulting from the infringement.

In January 2011, the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security jointly issued the Opinions on Issues Concerning Applicable Laws for Criminal Cases Involving Intellectual Property Right Infringement, which provide clear guidance on circumstances in which online piracy results in criminal liabilities.

In June 2012, The Beijing Treaty on Audiovisual Performances, a multilateral treaty that regulates copyright of audiovisual performances and expands the performers’ rights, was adopted by the Diplomatic Conference on the Protection of Audiovisual Performances of the World Intellectual Property Organization. Forty-eight countries, including the United States and the PRC, signed the treaty. The treaty will become effective after ratification by at least 30 eligible parties.

Trademark.  The PRC Trademark Law, adopted in 1982 and revised respectively in 1993, 2001 and 2013, protects registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for the record.

“” and “6” are registered trademarks in China. We have also applied to register additional trademarks.

Domain Name.  In May 2012, the China Internet Network Information Center, or the CNNIC, issued the amended Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. In November 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Internet in China, or Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first-tier domain name “.cn.” In May 2012, the CNNIC issued the amended Measures on Domain Name Disputes Resolution and its implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered ku6.com, weiguan.com and certain other domain names with the CNNIC.

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

According to the Protection and Management Regulations for Computer Information Network and Internet Security promulgated by the Ministry of Public Security in December 1997, which was amended in 2011, and other relevant regulations, ICP service operators must complete mandatory security filing procedures and regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.

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

In December 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or Internet Protection Measures, which became effective in March 2006. The Internet Protection Measures require all ICP service operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations.

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

In December 2011, the MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services, which became effective on March 15, 2012. This regulation provides that ICP service operators must not, without a user’s consent, collect “user’s personal information,” that is, information that can be used, alone or in combination with other information, to identify the user. In addition, ICP service providers may not provide any such information to third parties without prior consent of the user. ICP service operators can only collect user’s personal information that is necessary to provide their services, and must expressly inform the users of the method and purpose of collecting and processing such information. An ICP service operator may only use user’s personal information for the stated purposes under its scope of service. ICP service operators must also ensure the data security of user personal information and take immediate remedial measures if any such information is suspected to have been leaked. If the consequences of any such leaks are expected to be serious, the ICP service operator must immediately report the incident to the relevant telecommunication regulatory authority and cooperate in the investigations.

In December 2011, the Beijing Municipal Government promulgated the Several Provisions on Management of Beijing Micro Blog Development, which requires micro bloggers to register their real names. In December 2012, the Beijing High People’s Court issued the Guidelines for Trial of Disputes Concerning Copyright Issues Related to Video Sharing, which provides that an ICP service operator that merely provides video sharing services, such as us, may have a valid defense to liability if it can submit the registered identification information, such as name, registered IP address and date of registration, of the person who uploaded the infringing content.

In December 2012, the Standing Committee of the National People’s Congress passed the Decision to Enhance Online Personal Data Protection and Safeguard Public Interest. According to the decision, Internet users must use real names to identify themselves to ICP service operators when signing web access agreements or acknowledging acceptance of the service provider’s service. In addition, the ICP service operators are required to instantly stop the transmission of illegal information once it is discovered, and to remove the information, retain records and report to supervisory authorities. Violation of this decision may lead to various penalties, including confiscation of illegal gains, revocations of licenses and website closures, and the ICP service operator may also be prohibited from conducting Internet-related business in the future. In addition, any person whose identity is leaked or whose rights is infringed upon has the right to require the ICP service operator to remove the relevant information and take other necessary remedial measures.

In July 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User’s Personal Information. Any collection or use of a user’s personal information must be subject to the consent of such user. An ICP service operator must keep such information strictly confidential, and it is prohibited from divulging, tampering or destroying any such information, and from selling or providing such information to other parties. Any violation may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of registrations, shutdown of websites or even criminal liabilities. We have required our users to consent to our collection and use of their personal information, and have taken information security measures to protect our users’ privacy.

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

•                  The Companies Law (2013);

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

The PRC Labor Contract Law and its implemental rules also allow third-party human resource companies to enter into employment contracts with employers on behalf of dispatched employees. The dispatched positions are typically temporary and complementary in nature, and the employment contracts should state the position, term and compensation of the employee, including social insurance fees. The employers must protect the rights and interests of the dispatched employees. In December 2012, the Standing Committee of the National People’s Congress enacted an amendment to the PRC Labor Contract Law, which will become effective on July 1, 2013. The amended PRC Labor Contract Law protects the right to equal pay for equal work for dispatched employees, limits the number of dispatched workers and imposes more stringent penalties on unlawful labor dispatch practices. In addition, if the employer causes losses to the dispatched employees, the human resource companies and the employer are jointly liable.

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

Regulations on Concentration in Merger and Acquisition Transactions

In August 2006, six PRC regulatory authorities, including MOFCOM and the China Securities Regulatory Commission, jointly adopted the M&A Rule, which were amended in June 2009.  The M&A Rules established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council in August 2008 are triggered.

According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the MOFCOM in August 2011, mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by MOFCOM. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security, but we cannot preclude the possibility that the MOFCOM or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews in the future.

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

The following diagram illustrates the corporate structure of our company, our subsidiaries, and our consolidated affiliated entities, as well as our shareholding in Yisheng, as of April 30, 2014:

D. Property, Plant and Equipment

Our principal executive offices are located on premises with a gross floor area of approximately 5,640 square meters in Beijing. We also have branch and representative offices in Tianjin and Shanghai.

Item4A.   Unresolved Staff Comments

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

As a result of management’s review and adjustment of our business strategies, beginning in April 2011, we engaged Old Shengyue, an affiliate then wholly owned by Shanda Interactive, as our primary advertising agency using performance advertising under which advertisers pay only for measurable results. We also shifted our focus from purchasing licensed video copyrights to relying on UGC.

In April 2011, we entered into agreements with Shanda Media, our then controlling shareholder, pursuant to which we agreed to issue to Shanda Media 1,538,461,538 ordinary shares for an aggregate purchase price of $50,000,000 (or $0.0325 per ordinary share) and $50,000,000 aggregate principal amount of senior convertible bonds at face value. Based on our working capital position, we redeemed the convertible bonds in September 2011.

In August 2011, we disposed of a significant interest in Yisheng. After the disposal, our company ceases to control Yisheng and only retains a 20% interest in Yisheng.

In December 2011, we approved a share repurchase program to purchase up to an aggregate of $3.2 million of our outstanding ADSs from time to time based on market conditions. The repurchases may be effected through open market transactions or block trades, including the use of derivative instruments, and will be financed with our cash balance. As of December 31, 2013, we had repurchased a total of approximately 0.2 million ADSs for an aggregate consideration of approximately $0.2 million from the open market under this share repurchase program.

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

On March 31, 2014, Mr. Xu entered into a share purchase agreement with our then controlling shareholder, Shanda Media, a wholly owned subsidiary of Shanda Interactive, to purchase 1,938,360,784 of our ordinary shares, amounting to approximately 41% of our issued and outstanding share capital. The Share Purchase Transaction was completed on April 3, 2014, and the aggregate consideration for these ordinary shares was $47,350,831.05. Mr. Xu funded the purchase price through a loan from Shanda Media, which is secured by a charge of all of our ordinary shares beneficially owned by Mr. Xu. See Item 8.B. “Significant Changes—Share Purchase Transaction.”

Historically, we derived substantially all of our revenues from online advertising services, for which we collect service fees from advertisers through our advertising agencies. In April 2014, as a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, we adopted new revenue models in cooperation with Qinhe, a company controlled by Mr. Xu, our largest shareholder. We started to provide interactive entertainment marketing services to iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. Under our cooperation agreement with Qinhe, which operates the iSpeak platform, Qinhe will share a certain percentage of the revenues that it generates from the viewers who visit its iSpeak platform through the advertisements on our website. We also started to provide game marketing services for Qinhe under a similar arrangement to share Qinhe’s profit from viewers who play its games through advertisements on our website. As these revenue models are relatively new, there is also no assurance that they will generate sufficient revenues and operating cash flows in the future. See Item 3.D. “Risk Factors—Risks Related to Our Business—Our new business models may not be able to generate sufficient revenues and operating cash flows.” We expect to focus on these new revenue models in the future, while we continue to provide advertising services through third-party advertising agencies.

For the years ended December 31, 2011, 2012 and 2013, our revenues were $19.2 million, $14.1 million and $13.1 million, respectively, and our net loss was $49.4 million, $9.5 million and $34.4 million, respectively.

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

Factors Affecting Our Results of Operations

Our business, financial condition and results of operations have been and will continue to be subject to general conditions affecting the online video and online marketing industries in China. These conditions, among others, include the stability and growth of China’s economy, the growth of the Internet and mobile Internet penetration rate in China, and the increasing acceptance of online video marketing by the advertisers.

In addition, our business, financial condition and results of operations are affected by a number of company-specific factors including our ability to:

•                  maintain and expand our user base;

•                  obtain and produce popular video content cost-effectively;

•                  procure Internet bandwidth cost-effectively;

•                  provide effective online marketing services;

•                  control sales and marketing expenses; and

•                  maintain our brand and market position.

Our business, financial condition and results of operations may also be affected by a number of factors relating to the performance of the iSpeak platform and games operated by Qinhe. See Item 3.D. “Risk Factors—Risks Related to Our Business—Our cooperation arrangements with Qinhe are subject to considerable uncertainties.”

Furthermore, substantial doubt exists as to our ability to continue as a going concern. See Item 5.B. “Liquidity and Capital Resources—Liquidity and Going Concern,” Item 3.D. “Risk Factors—Risks Related to our Business—There is substantial doubt as to our ability to continue as a going concern” and notes 1 and 2 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

Description of Certain Statement of Operations Items

Net Revenues

In 2011, 2012 and 2013, we derived substantially all of our net revenues from online advertising services. Prior to April 2011, we derived these revenues primarily from various third-party advertising agencies. In April 2011, we entered into an advertising agency agreement with Old Shengyue, an affiliate then wholly owned by Shanda Interactive, pursuant to which Old Shengyue agreed to act as our exclusive advertising agency for our standard media resources and as our non-exclusive advertising agency for our highly interactive advertising resources. We relied on Old Shengyue as our primary advertising agency, which managed our sales to, and collected payments from, substantially all of our advertisers from April 2011 to March 2014. For the years ended December 31, 2011, 2012 and 2013, we generated advertising revenues of $8.1 million, $12.5 million and $12.4 million from Old Shengyue. This agreement with Old Shengyue, as previously renewed, expired on March 31, 2014 and was not further renewed.

In April 2014, as a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, we adopted new revenue models in cooperation with Qinhe, a company controlled by Mr. Xu, our largest shareholder. We started to provide interactive entertainment marketing services to iSpeak, a social platform operated by Qinhe that allows users to engage in real-time online group activities through voice, text and video. Under our cooperation agreement with Qinhe, Qinhe will share a certain percentage of the revenues that it generates from the viewers who visit its iSpeak platform through the advertisements on our website. We also started to provide game marketing services for Qinhe under a similar arrangement to share Qinhe’s profit from viewers who play its games through advertisements on our website. See Item 7.B. “Related Party Transactions—Cooperation Agreements with Qinhe.” As these revenue models are relatively new, there is also no assurance that they would generate sufficient revenues and operating cash flows in the future. See Item 3.D. “Risk Factors—Risks Related to Our Business—Our new business models may not be able to generate sufficient revenues and operating cash flows.”

We will continue to provide advertising services through third party advertising agencies. In April 2014, we entered into a new advertising agency agreement with New Shengyue, which is no longer owned by Shanda Interactive and is an independent third party. See Item 4.B. “Business Overview—Marketing Services and Customers—Advertising Sales.” We expect the revenues from advertising services, both in absolute amounts and as a percentage of our net revenues, to decline in 2014 as a result of our focus on cooperation agreements with Qinhe.

Cost of Revenues

Our cost of revenues consists of Internet bandwidth costs, amortization and write-down of licensed video copyrights, payroll costs associated with the platform operation and content, depreciation expenses, User Generated Content costs, in-house developed content costs, and other costs. Our total cost of revenues amounted to $16.0 million for the year ended December 31, 2013.

	For the Year Ended December 31,
	2011	2012	2013
	(in thousands of U.S. dollars)
Internet bandwidth costs	9,025	7,790	7,445
Termination of long-form videos	5,267	—	—
User Generated Content costs	1,242	1,248	1,340
Payroll costs	4,734	2,806	2,540
Depreciation of servers and other equipment	2,528	1,425	1,620
Amortization of licensed video copyrights	2,201	—	—
Impairment write-down of licensed video copyrights	1,521	—	—
In-house developed content costs	845	—	1,439
Other costs(1)	3,517	1,334	1,601
Total costs	30,880	14,603	15,985

(1)         Include primarily advertisement production costs, platform operation costs and outside service fees.

Internet bandwidth costs.  Internet bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their Internet data centers.  Bandwidth is a significant component of our cost of revenues and therefore an important factor affecting our profitability. The bandwidth costs as a percentage of our net revenues increased from 55.1% for the year ended December 31, 2012 to 56.7% for the year ended December 31, 2013. In order to maintain our user community to support our new revenue models, we expect Internet bandwidth costs to remain relatively stable in the future.

Termination of long-form videos.  As a result of the termination of licensing contracts with certain content providers, we charged a one-time termination penalty of $5.3 million in 2011.

User Generated Content costs, or UGC costs. User Generated Content costs are fees paid to users for videos they uploaded to our website.  The costs remained flat for the years ended December 31, 2011, 2012 and 2013. As we suspended the revenue sharing program for UGC in May 2014, we expect the UGC costs to decrease in 2014. See Item 4.B. “Business Overview—Our Content—UGC (User-generated Content).”

Payroll costs.  Payroll costs consist of salaries and benefits for our platform operation and content personnel. The payroll costs decreased from $2.8 million for the year ended December 31, 2012 to $2.5 million for the year ended December 31, 2013. In order to reduce operating cash outflows, we adopted a plan to reduce our headcount by approximately 40% in various departments in April 2014. See Item 6.D. “Employees.” As a result, we expect our payroll costs to decrease in 2014.

Depreciation of servers and other equipment.  We include depreciation expense for servers and other equipment that are directly related to our business operations and technical support in our cost of revenues. Our depreciation expense increased from $1.4 million in 2012 to $1.6 million in 2013 primarily due to the increase in server depreciation expenses as a result of the purchase of servers in large scale in mid-2012. We intend to engage cloud computing service providers to use their servers and other equipment as part of their services instead of purchasing new servers and other equipment on large scale. As a result, we expect our depreciation expense to generally remain stable.

Amortization and write-down of licensed video copyrights.  The licensed video copyrights are carried at the lower of unamortized cost or net realizable value and are amortized over their respective licensing periods as there is no limit over the showings of the licensed videos and we cannot reliably estimate the future number of showings for the licensed videos. We estimate the expected cash inflows that are directly attributed to the contents licensed under the net realizable value approach. We write down the carrying value of the licensed content to net realizable value if the estimated net future direct cash inflows from the licensed video copyrights over the licensing period are lower than the carrying value. Amortization and write-down expenses were $2.2 million and $1.5 million, respectively, for the year ended December 31, 2011, nil and nil, respectively, for the year ended December 31, 2012 and nil and nil, respectively, for the year ended December 31, 2013. As of December 31, 2011, 2012 and 2013, the carrying value of licensed video copyrights was written down to nil. The decrease in the amortization and write-down of licensed video copyrights was primarily due to the change in our business focus from long-form videos to UGC.

In-house developed content costs.  In-house developed content costs represent costs related to the production of our news, reports and interactive entertainment programs, but do not include any salaries and benefits paid to our employees. Video production (which mainly include direct production costs and production overhead) costs are capitalized, if meeting the capitalization criteria. The in-house developed content costs for the year ended December 31, 2013 were mainly attributable to video production costs incurred for the UGC Entertainment Awards Ceremony held by us in Beijing in December 2013. Such costs have been immediately expensed, and not capitalized, as the relevant capitalization criteria have not been met due to the uncertainties of revenues and economic benefits derivable from such activities.

Operating Expenses

The following table sets forth certain historical consolidated operating expenses data, in terms of amount of our total revenues, for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	(in thousands of U.S. dollars)
Operating Expenses
Product development	2,693	1,973	3,496
Selling and marketing	11,817	1,689	1,797
General and administrative	22,037	6,820	8,089
Impairment of goodwill and intangible assets	1,365	—	27,226
Total operating expenses	37,912	10,482	40,608

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

General and Administrative Expenses.  General and administrative expenses consist primarily of salary and benefits, including share-based compensation, for general management, finance and administrative personnel, bad debt provision, litigation accrual, depreciation, amortization of intangible assets and goodwill, professional service fees, office rental fees, and other expenses.

Impairment of Goodwill and Intangible assets.  We recorded significant impairment charges of $6.2 million and $21.0 million for goodwill and for definite-lived intangible assets (mainly trademark), respectively, for the year ended December 31, 2013. See Item 5.A. “Operating Results—Critical Accounting Policies—Goodwill and Intangible Assets Impairment.”

Furthermore, in order to reduce operating cash outflows, we adopted a plan to reduce our headcount by approximately 40% in various departments in April 2014. See Item 6.D. “Employees.” As a result, we expect the payroll expenses included in the above items to decrease in 2014.

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

We follow the guidance in ASC Topic 810 regarding non-controlling interests. Non-controlling interests are classified as a separate component within equity. Consolidated net income on a total enterprise basis is adjusted within the statement of operations and comprehensive loss for net income attributed to non-controlling interests and consolidated comprehensive income is adjusted for comprehensive income attributed to non-controlling interests.

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

For our advertising agency Old Shengyue, an affiliate then wholly owned by Shanda Interactive, components of the arrangement include a guaranteed amount of advertising revenue and the sharing of excess advertising revenues by deducting commission fees based upon increasing percentages for additional tiers of revenue in excess of the guaranteed amount. The revenues, including the guaranteed amount and any excess revenues, are recognized net of commission fees. The revenues are recognized ratably over varying service periods as governed by the specific agreements with Old Shengyue, as we are able to timely obtain information regarding historical advertising revenues in order to prepare our financial statements. We enjoyed a commission-free trial period in 2011 under the agreement, and the advertising revenues in 2012 and 2013 did not exceed the minimum amounts guaranteed by Old Shengyue. As a result, there were no commission fees or progressive sharing of excess revenues in 2011, 2012 and 2013 under our arrangement with Old Shengyue. This agreement with Old Shengyue, as previously renewed, expired on March 31, 2014 and was not further renewed. See Item 7.B. “Related Party Transactions—Previous Advertising Agency Agreement with Old Shengyue.”

We report the revenues earned from both Old Shengyue and third-party advertising agencies based on the net amount after considering the indicators to record revenues gross versus net as set forth in ASC 605-45.

We make credit assessments of customers to assess the collectability of contract amounts prior to entering into contracts. For those contracts for which collectability was assessed as not reasonably assured, we recognize revenue only when cash is received and all revenue recognition criteria are met.

For revenue arrangements contracted with third-party advertising agencies, we provide cash incentives in the form of rebates based on volume and performance, and account for such incentives as a reduction of revenue in accordance with ASC 605-50-25. The cash incentives to third-party advertising agencies in the year ended December 31, 2011, 2012 and 2013 were $1.4 million, $0.1 million and nil, respectively. The consistent decrease in cash incentives to third-party advertising agencies was primarily due to the decrease in revenues from such agencies as a result of the transition to performance advertising in the second quarter of 2011.

Allowances for Doubtful Accounts

We determine the allowance for doubtful accounts when facts and circumstances indicate that receivables are unlikely to be collected by taking into account an aging analysis of receivable balances, historical bad debt records, repayment patterns in the prior year and other factors such as the policies of operators and financial condition of the customers. Our accounts receivable are almost fully provided for by an allowance, and cash inflows related to accounts receivable principally consist of collections on fully reserved receivables. In 2013, based upon changed facts and a revised assessment indicating the unlikely collection of a $980,000 loan receivable extended to Seed Music, our former subsidiary that was sold to Shanda Interactive in 2010, for which collection was being sought from a shareholder of Seed Music unrelated to us, we fully provided for the impaired loan and reduced the net value to nil. In light of the character of the original loan, which represented a cash outflow under investing activities, the lack of its relation to our ongoing operations, and the fact that Seed Music is a related party not under common control, we recorded the corresponding charge as other expense within other income, net. See note 11 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

During the year ended December 31, 2011, we recorded allowances for doubtful accounts of $3.5 million. During the years ended December 31, 2012 and 2013, we reversed allowances for doubtful accounts of $2.3 million and $0.3 million, respectively, due to the collection of accounts receivable that were previously written down. As of December 31, 2013, the balance of our allowance for doubtful accounts was $0.5 million.

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

The licensed video copyrights are carried at the lower of amortized cost or net realizable value. Under the net realizable value approach, we determine the expected cash inflows that are directly attributed to the premium content category, which comprises the expected revenues directly attributable to the content category less the direct costs to deliver the content to derive the net realizable value of the asset. We write down the carrying value of the licensed content if the estimated net future direct cash inflows from the licensed video copyrights over the licensing period are lower than the carrying amount.  As of December 31, 2013, the carrying value of licensed video copyrights has been written down to nil.

Goodwill and Intangible Assets Impairment

We test goodwill for impairment by performing a two-step goodwill impairment test, which can be preceded by an optional qualitative assessment to determine if the two-step goodwill impairment test needs to be followed. The optional qualitative assessment relies upon qualitative factors to determine if is it “more likely than not” that the fair value of a reporting unit is less than the carrying value of the reporting unit. We did not apply the qualitative assessment and proceeded directly to the two-step test. The first step compares the calculated fair value of a reporting unit to its carrying amount, including goodwill. If and only if the carrying amount of a reporting unit exceeds its fair value as per step one, the second step is executed to compare the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. When available, we use observable market data, including pricing on recent closed market transactions, to determine the fair value of a reporting unit and compare that with the carrying amount of the reporting unit to assess any goodwill impairment. The fair value of our single reporting unit was determined based on the market capitalization of the company as of the valuation date in 2012 and previous periods. When there is little or no observable market data, we measure the fair value of a reporting unit primarily using the income approach and using the market approach as a validation of the value derived from income approach. The market approach includes using financial metrics and ratios of comparable public companies. In 2013, we relied on the income approach to evaluate our goodwill. When the goodwill was determined to be impaired, we use income approach including discounted cash flow model for each reporting unit and unobservable inputs including assumptions of projected revenue, expenses, capital spending and other costs, as well as a discount rate calculated based on the risk profile of the relating industry to determine the amount of any impairment.

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

During the annual impairment test on December 31, 2012, we performed an impairment test at the reporting unit level relating to goodwill and compared the market value of our publicly traded equity to the carrying value of our equity and concluded that there was no impairment required as of December 31, 2012. As we incurred net losses in each of the fiscal years from 2007 to 2012, we assessed impairment for intangible assets by comparing the carrying value of the intangible assets to the estimated undiscounted future cash flows. We used the market value of our publicly traded equity as a conservative proxy for undiscounted cash flows, as the market value theoretically includes a discount factor. We concluded there was no impairment required for intangible assets as of December 31, 2012.

During the annual impairment test on December 31, 2013, we performed an impairment test relating to goodwill and intangible assets. The reporting unit for goodwill assessment was the same as the asset group for the assessment of intangible assets, of which the trademark is the primary asset. Following the Share Purchase Transaction in April 2014, our management reviewed and adjusted our business strategies and adopted new revenue models in cooperation with Qinhe, a company controlled by Mr. Xu, our largest shareholder. As a result of substantial uncertainties regarding our ability to generate revenue and operating cash flow prospectively due to such fundamental changes to our business model, our management concluded that the carrying value of our goodwill and intangible assets was impaired. We recorded significant impairment charges of $6.2 million and $21.0 million for goodwill and for definite-lived intangible assets, respectively, for the year ended December 31, 2013, and the remaining carrying value of goodwill and intangible assets were reduced to nil and nil, respectively, as of December 31, 2013. See notes 5 and 7 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

We grant equity incentive awards to our employees. We recorded share-based compensation expense of $1.8 million, $0.5 million and $1.0 million in 2011, 2012 and 2013, respectively. The share-based compensation expense in 2011 included one-time compensation expense of $0.5 million relating to the 20% interest in Yisheng that we contributed to a former employee who is now the chief executive officer of Yisheng. The decrease in share-based compensation expense in 2012 compared to 2011 was primarily attributable to changes in the likelihood of achieving performance targets related to profitability for performance-based stock option awards (which resulted in a reversal of compensation expense recorded in previous periods of $0.5 million) and personnel turnover in 2012 which caused actual forfeitures to be in excess of previously estimated forfeitures (resulting in a reversal of compensation expense recorded in previous periods of $0.7 million). The increase in share based compensation in 2013 compared to 2012 was primarily attributable to stock option awards for newly joined management and talent, and modification expense of $0.2 million associated with the conversion of certain performance-based stock option awards to service-based option awards. Our share-based compensation expenses are included in our operating expenses as well as cost of revenue.

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

Accounting Standards Codification Topic 740-10-25 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of ASC 740-10-25 did not result in a cumulative adjustment to the opening balance of retained earnings as of January 1, 2007. We do not have any liabilities for unrecognized tax benefits as of December 31, 2011, 2012 or 2013. Were we to have such liabilities, interest and penalties would be recognized for the tax purpose.

Contingencies

We are subject to contingencies, such as legal proceedings and claims arising out of our business that cover a wide range of matters in the normal course of our business. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated by us. As of December 31, 2013, we had estimated and accrued $2.1 million for liabilities arising from alleged copyright infringements.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2011, 2012 and 2013 is based upon our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

In April 2014, as a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, we adopted new revenue models in cooperation with Qinhe, a company controlled by Mr. Xu, our largest shareholder. See “—Description of Certain Statement of Operations Items—Net Revenues.” We expect to focus on these new revenue models in the future. As a result, the following discussion may not be meaningful for you to understand the trends of our operations going forward.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues.  Net revenues decreased by 6.9% to $13.1 million in 2013 from $14.1 million in 2012. This decrease was primarily due to a decrease in revenues from third-party advertisers. Revenues from our previous advertising agency agreement with Old Shengyue contributed approximately 88.4% and 94.4% of our total net revenues in 2012 and 2013, respectively. This agreement, as previously renewed, expired on March 31, 2014 and was not further renewed. See Item 7.B. “Related Party Transactions—Previous Advertising Agency Agreement with Old Shengyue.”

Cost of Revenues.  Cost of revenues increased by 9.5% to $16.0 million in 2013 from $14.6 million in 2012. This increase was mainly attributable to a cost of $1.4 million for the UGC Entertainment Awards we launched in 2013.

Gross Loss.  As a result of the foregoing, our gross loss increased from $0.5 million in 2012 to $2.8 million in 2013.

Operating Expenses.  Operating expenses increased significantly to $40.6 million in 2013 from $10.5 million in 2012, as a result of a significant impairment charge and increases in our product development expenses, selling and marketing expenses and general and administrative expenses.

•                  Product Development Expenses.  Product development expenses increased by 77.3% to $3.5 million in 2013 from $2.0 million in 2012. This increase was primarily due to the increase in labor costs as we recruited more talents to strengthen our research and development team.

•                  Selling and Marketing Expenses.  Selling and marketing expenses increased by 6.4% to $1.8 million in 2013 from $1.7 million in 2012. This increase was primarily attributable to expenses for promotional campaigns and marketing events held in 2013.

•                  General and Administrative Expenses.  General and administrative expenses increased from $6.8 million in 2012 to $8.1 million in 2013. This increase was primarily attributable to (i) an increase of $1.9 million in bad debt provision, because we reversed a large amount of provision in 2012 for collection of accounts receivable previously written down, which did not occur in 2013, and (ii)  an increase of $0.5 million in share-based compensation expenses due to stock options awards granted to newly joined management and talents and expenses associated with the conversion of certain performance-based stock option awards to service-based option awards.

•                  Impairment of Goodwill and Intangible Assets. We recorded significant impairment charges of $6.2 million and $21.0 million for goodwill and for definite-lived intangible assets (mainly trademark), respectively, for the year ended December 31, 2013. See Item 5.A. “Operating Results—Critical Accounting Policies—Goodwill and Intangible Assets Impairment.”

Operating Loss.  As a result of the foregoing, operating loss increased significantly from $11.0 million in 2012 to $43.5 million in 2013.

Interest Income.  Interest income decreased to $0.1 million in 2013 from $0.6 million 2012 primarily due to the repayment of interest-bearing loans by Shanda Games Limited  in early 2013 and the continuous decrease in balance of bank deposits throughout 2013.

Interest Expenses.  Interest expense decreased to $0.02 million in 2013 from $0.6 million in 2012 primarily due to the repayment of interest-bearing loans from related parties in early 2013.

Other Income, Net.  Other income increased to $4.1 million in 2013 from $1.7 million in 2012, primarily due to (i) $2.9 million in gains from writing off of various third-party liabilities related to our previous advertising sales model for which settlement was judged to be remote based upon our policies and past settlement experience and for which legal obligation has expired, and (ii) $0.2 million of reimbursements related to the ADR program from our depositary. This increase was partially offset by a charge of $1.0 million relating to a provision for a receivable due from Seed Music, a related party not under common control, based on an updated assessment of the collectability of this receivable.

Income Tax Benefit.  Income tax benefit was $4.8 million for in 2013 and nil in 2012.

Equity in Loss of Affiliated Company, Net of Tax.  Equity in loss of affiliated company, net of tax, was nil in 2013 compared to $0.2 million as a result of our share of losses in Yisheng in 2012. This loss was attributable to our disposal of an 80% interest in Yisheng in August 2011. We accounted for the retained 20% interest under the equity method as we determined that we do not have a controlling financial interest in, but rather possess significant influence on Yisheng. As of December 31, 2012, the investment in Yisheng was reduced to nil as a result of our equity share of losses since August 2011.

Net Loss Attributable to Ku6 Media Co., Ltd.  Net loss attributable to our company increased significantly from $9.5 million in 2012 to $34.4 million in 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues.  Net revenues decreased by 26.6% to $14.1 million in 2012 from $19.2 million in 2011. This decrease was primarily due to a decrease in revenues from third-party advertisers, partially offset by a growth in revenues generated from performance advertising with Old Shengyue, then an affiliated advertising agency. We began to generate revenues from performance advertising in the second quarter of 2011, which contributed approximately 38.3% and 88.4% of our total net revenues in 2011 and 2012, respectively. Net revenues for the year ended December 31, 2012 consisted of revenues generated from our online video business for the entire year. Net revenues for the year ended December 31, 2011 consisted of revenues generated from our online video business for the entire year and revenues generated from our online audio business from January to August 2011 of $0.5 million when we began to account for our retained portion of this business under the equity method.

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

•                  General and Administrative Expenses.  General and administrative expenses decreased by 69.1% to $6.8 million in 2012 from $22.0 million in 2011. This decrease was primarily attributable to (i) a $2.4 million loss from disposal of network equipment in 2011 due to technological upgrades, (ii) a decrease of $5.5 million in bad debt provision in 2012 due to collection of accounts receivable previously written down, (iii) a decrease of $2.1 million in provisions for copyright lawsuits in 2012 due to a decrease in the number of new copyright lawsuits filed in 2012 (iv) a decrease of $1.2 million in annual bonus accrued in 2012 as compared to 2011 and (v) a net decrease in other miscellaneous expenses due to improvement in cost structure and operating efficiency in 2012.

•                  Impairment of Goodwill and Intangible Assets. We recorded significant impairment charges of $1.4 million for intangible assets for the year ended December 31, 2011 due to abandonment of intangible assets in 2011 resulting from the change in our business strategy.

Operating Loss.  As a result of the foregoing, operating loss decreased by 77.9% to $11.0 million in 2012 from $49.6 million in 2011.

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

Other Income, Net.  Other income increased to $1.7 million in 2012 from $1.3 million in 2011, primarily due to an increase in government subsidies from $1.3 million in 2011 to $1.5 million in 2012. Such government subsidies were granted by the local government to encourage development of certain enterprises in the local special economic region.

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

Net Loss Attributable to Ku6 Media Co., Ltd.  Net loss attributable to our company decreased by 80.8% to $9.5 million in 2012 from $49.3 million in 2011.

B. Liquidity and Capital Resources

Liquidity and Going Concern

The audited consolidated financial statements included in this annual report on Form 20-F were prepared on the basis of a going concern which contemplates that we will be able to realize assets and discharge liabilities in the normal course of business. However, we have incurred significant net losses and negative cash flows from operations in recent years. For the years ended December 31, 2011, 2012 and 2013, our net loss was $49.4 million, $9.5 million and $34.4 million, respectively. As of December 31, 2013, we had cash and cash equivalents of $1.7 million, accumulated deficit of $176.4 million and working capital deficit of $1.7 million. For the year ended December 31, 2013, our net operating cash outflow was $11.5 million and our principal source of liquidity was our cash balances at the beginning of the year.

In April and May 2014, as a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, we adopted new revenue models in cooperation with Qinhe, a company controlled by Mr. Xu, our largest shareholder, and entered into a new advertising agency agreement with New Shengyue, which is no longer owned by Shanda Interactive and is currently an independent third party. As a result, in 2014, we expect to derive revenues primarily from our new cooperation agreements with Qinhe and our advertising agency agreement with New Shengyue. Cash collection from these sources depends on the performance of the iSpeak platform, the performance of the games operated by Qinhe, and contractual terms agreed to with Qinhe and New Shengyue. However, these arrangements involve considerable uncertainties. See Item 3.D. “Risk Factors—Risks Related to Our Business,” including, but not limited to the following risk factors: “Our new business models may not be able to generate sufficient revenues and operating cash flows” and “Our cooperation arrangements with Qinhe are subject to considerable uncertainties.”

In order to reduce operating cash outflows, we adopted a plan to reduce our headcount by approximately 40% in various departments in April 2014. See Item 6.D. “Employees.” We have also taken other cost reduction measures, including improving the efficiency of our CDN network to reduce infrastructure costs, as well as reducing our content acquisition costs. However, any of these plans may fail and may not achieve the contemplated level of cost savings. See Item 3.D. “Risk Factors—Risks Related to Our Business—Our plan of headcount reduction may not be successful.”

Based on our current cash flow projections, we expect that cash inflows from operating activities, together with our current cash balances, may not be sufficient to satisfy our cash requirements in the near term. See Item 3.D. “Risk Factors—Risks Related to Our Business—We require a significant amount of cash to fund our operations. We cannot assure you that we can meet our working capital requirements or other capital needs through improved operating results.” As a result, we may need to seek additional revenue sources and additional financing in the near future to fund our daily operations. In connection with the Share Purchase Transaction, Shanda Interactive, through its affiliate, provided additional capital of RMB20.0 million to us on April 3, 2014. See Item 8.B. “Significant Changes—Additional Funding from Shanda Interactive.” However, this capital contribution has not fully alleviated the pressure on our working capital and liquid resources. Mr. Xu, our current major shareholder, has undertaken in the share purchase agreement relating to the Share Purchase Transaction to procure additional equity or debt financing for us in the amount of no less than US$10.0 million by October 30, 2014. There is no guarantee that he will be able to raise sufficient capital from third parties, and there is considerable uncertainty as to if and when this financing or any other financings will occur on terms acceptable to us or at all. See Item 3.D. “Risk Factors—Risks Related to Our Business—We cannot assure you that we can meet our working capital requirements or other capital needs through additional financings in amounts or on terms acceptable to us, or at all.”

For the foregoing reasons, substantial doubt exists as to our ability to continue as a going concern. The audited consolidated financial statements included in this annual report on Form 20-F do not include any adjustments that might result from the outcome of these uncertainties. See notes 1 and 2 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

Cash Flows

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	(in thousands of U.S. dollars)
Net cash used in operating activities	(39,175)	(8,087)	(11,524)
Net cash provided by (used in) investing activities	(25,712)	15,641	3,441
Net cash provided by (used in) financing activities	63,328	(21,222)	(3,316)
Effect of exchange rate changes on cash and cash equivalents	1,014	(11)	(1)
Net decrease in cash and cash equivalents	(545)	(13,679)	(11,400)
Cash and cash equivalents, beginning of year	27,295	26,750	13,071
Cash and cash equivalents, end of year	26,750	13,071	1,671

Operating Activities

Our net cash used in operating activities in 2013 was $11.5 million. This was primarily attributable to (i) our net loss of $34.4 million, (ii) a decrease in deferred taxes of $4.8 million, (iii) a decrease of accrued expenses and other current liabilities of $3.2 million, (iv) a decrease in accounts payable of $2.5 million, and (v) an increase of $2.1 million in amounts due from related parties resulting from the delayed receipt of receivables (subsequently collected after December 31, 2013) related to advertising revenues from Old Shengyue, which were adjusted by (i) non-cash charges of $21.0 million and $6.2 million for impairment loss of intangible assets and impairment of goodwill, respectively, (ii) de-recognition of long-aged operating liabilities of $2.9 million, (iii) $3.4 million in depreciation and amortization, and (iv) $1.0 million in share-based compensation.

Our net cash used in operating activities in 2012 was $8.1 million. This was primarily attributable to (i) our net loss of $9.5 million, (ii) a reversal of $2.3 million in bad debt provision due to collection of accounts receivable previously written down, (iii) an increase of $1.7 million in amounts due from related parties resulting from the delayed receipt of receivables (subsequently collected after December 31, 2012) related to advertising revenues from Old Shengyue, (iv) a decrease of $1.5 million in accounts payable due to more settlement of cash incentives to advertising agencies in 2012, which were adjusted by (i) non-cash expenses of $3.5 million in depreciation and amortization and $0.5 million in share-based compensation, and (ii) a decrease of $3.0 million in accounts receivable as a result of increased collection of advertising revenues from third parties in 2012.

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

Investing Activities

Our net cash provided by investing activities was $3.4 million in 2013. This was primarily attributable to (i) the repayment by Shanda Games Limited of an interest-bearing loan of $3.3 million in 2013, and (ii) the proceeds of $0.2 million from disposal of property and equipment.

Our net cash provided by investing activities was $15.6 million in 2012. This was primarily attributable to (i) the repayments by Shanda Games Limited of interest-bearing loans with an aggregate amount of $14.0 million in 2012, and (ii) a release of restricted cash of $3.6 million that was previously pledged to secure a bank loan, partially offset by (i) a $1.3 million payment for purchase of property and equipment and (ii) an interest bearing-loan of $0.5 million to Shanda Capital Limited in 2012.

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

Financing Activities

Our net cash used in financing activities was $3.3 million in 2013. This consisted mainly of the repayment to Shanda Games Limited of an interest-bearing loan of $3.3 million.

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

In addition, under PRC laws and regulations, our PRC subsidiaries and our consolidated affiliated entities may pay dividends only out of their retained earnings as determined in accordance with PRC accounting standards and regulations. There is no significant difference between retained earnings as determined in accordance with PRC accounting standards and in accordance with U.S. GAAP. In addition, our PRC subsidiaries and our consolidated affiliated entities are required to set aside at least 10% of their after-tax net income each year, if any, to fund certain statutory reserves, which are not distributable as cash dividends, until the aggregate amount of such funds reaches 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are restricted in their ability to transfer a portion of their net assets to our company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $15.6 million as of December 31, 2013. In addition, our PRC subsidiaries and our consolidated affiliated entities may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These staff welfare and bonus funds are not distributable as cash dividends. See note 21 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F and Item 3.D. “Risk Factors—Risks Related to Our Corporate Structure—We rely on our PRC subsidiaries and our consolidated affiliated entities to fund our cash and financing requirements. Any limitation on the ability of our PRC subsidiaries and our consolidated affiliated entities to transfer funds to us could have a material adverse effect on our ability to grow or otherwise fund our cash and financing requirements.”

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

C. Research and Development, Patents and Licenses

See Item 4.B. “Business Overview—Technology and Infrastructure” and “—Intellectual Property.”

Our research and development expenditures were $2.7 million, $2.0  million and $3.5 million in 2011, 2012 and 2013, respectively.

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

F. Contractual Obligations

The following table sets forth certain information with respect to our contractual obligations as of December 31, 2013:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years
	(in thousands of U.S. dollars)
Operating lease commitments	4,842	4,384	458	—

We did not have any long-term debt obligations as of December 31, 2013.

Item 6.   Directors, Senior Management and Employees

A. Directors and Senior Management

The names of our current directors and executive officers, their ages as of April 30, 2014, and the principal positions with us held by them are as follows:

Name	Age	Position
Xudong Xu(1)(2)	45	Chairman of the Board of Directors and Chief Executive Officer
Jiangtao Li	40	Director
Robert Chiu(1)(2)	44	Director
Haifa Zhu(1)(2)	41	Director
Jingfeng Chen(3)	45	Independent Director
Tongyu Zhou(3)	45	Independent Director
Wenwen Niu(3)	47	Independent Director
Frank Feng	40	Chief Financial Officer

(1)         Member of the compensation and leadership development committee

(2)         Member of the corporate development and finance committee

(3)         Member of the audit committee

Biographical Information

Xudong Xu.  Mr. Xu has served as chairman of our board of directors and chief executive officer since April 2014. Mr. Xu is also the founder and controlling shareholder of Sky Profit Limited, which operates iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. Prior to founding iSpeak in June 2001, Mr. Xu worked as a senior consultant at Sybase China Company from January 1999 to June 2001, and as a project manager at Guangzhou Suntek Group Co., Ltd. from May 1995 to January 1999. Prior to that, Mr. Xu served as a computer engineer at Nuclear Power Institute of China from July 1991 to May 1995. Mr. Xu graduated from Southwest Jiaotong University with a bachelor’s degree in computer science in July 1991.

Jiangtao Li.  Mr. Li has served on our board of directors since April 2014. Mr. Li has also served as general technology director of iSpeak since August 2008. Prior to that, Mr. Li worked at Daiichi Kosho (Shanghai) Electronic Co., Ltd. as project manager and general technology director from March 2003 to July 2008. From August 1996 to July 2002, Mr. Li worked at Jiuquan Satellite Launch Centre as a software engineer. Mr. Li graduated from Northeast Heavy Engineering College, the predecessor of Yanshan University, with a bachelor’s degree in automatics and computer science.

Robert Chiu. Mr. Chiu has served on our board of directors since June 2013. Mr. Chiu is the president of Shanda Interactive. He also serves as the chairman and chief executive officer of Cloudary Corporation. Before joining Shanda Interactive, Mr. Chiu was a managing director and head of Asia Pacific Technology, Media and Telecom (TMT) Investment Banking team and a senior member of the China Corporate and Investment Banking team of Bank of America Merrill Lynch. Prior to that, Mr. Chiu was global co-head of TMT Investment Banking and co-head of Asia Corporate Finance of Nomura. Mr. Chiu had also previously worked at Merrill Lynch from 2004 to 2009 as head of Asia TMT Investment Banking and chairman of Merrill Lynch Capital Markets (Taiwan) Limited. Between 1998 and 2004, Mr. Chiu worked at Goldman Sachs and Morgan Stanley in the Investment Banking Division in New York, Silicon Valley and Hong Kong offices. Mr. Chiu began his career at IBM in 1992. Mr. Chiu graduated with a master of management degree from the Kellogg School of Management, Northwestern University, in 1998, with a Fulbright Scholarship.

Haifa Zhu.  Mr. Zhu has served on our board of directors since July 2009. Mr. Zhu also served as our Acting Chief Executive Officer from March 2011 to August 2011. Mr. Zhu has served at Shanda Interactive since 2004 in various positions, including as chief investment officer and senior vice president since April 2008. Prior to joining Shanda Interactive, Mr. Zhu was responsible for investments at Nuovo Assets Investment Ltd. from 2001 to 2004. Prior to joining Nuovo Assets Investment Ltd., Mr. Zhu worked in technology management for the Shanghai Academy of Science from 1996 to 2001. Mr. Zhu received a master’s degree in business administration and a bachelor’s degree from Fudan University.

Jingfeng Chen. Mr. Chen has on our board of directors since April 2014. Mr. Chen has also served as the general manager and a director of Shanghai DaZhong Public Utilities (Group) Co., Ltd. since June 2002. He has also been a director of DaZhong Transportation (Group) Co., Ltd. since May 2003, and the chairman of the board of directors of DaZhong Capital since April 2010. In addition, Mr. Chen has served as a supervisor of Industrial Securities Co., Ltd. since September 2011, an independent director of Shanghai Hand Enterprise Solutions Co., Ltd. since March 2010, and a director of China Media Capital since May 2010. Mr. Chen graduated with a bachelor’s degree in history and a master’s degree in world history from Fudan University, and obtained an executive master of business administration degree from China Europe International Business School.

Tongyu Zhou.  Ms. Zhou has served as an independent director on our board of directors since September 2009. Ms. Zhou is the founder and chairman of Shanghai Weida Hi-Tech Group Co., Ltd. Ms. Zhou is a member of the national committee of CPPCC and Chinese National Youth Union, vice president of the Chinese Young Entrepreneurs’ Association and Shanghai Chamber of Commerce. Ms. Zhou is a member of Standing Committee of All-China Federation of Industry and Commerce since November 2012. Ms. Zhou received a doctorate degree in economics from Fudan University in 2008 and a master’s degree in business administration from China Europe International Business School in 2002.

Wenwen Niu.  Mr. Niu has served as an independent director on our board of directors since July 2009. Mr. Niu is the publisher and creator of “The Founder” magazine and a professional industry commentator. Mr. Niu joined Economic Daily Group in 1991 and was awarded “China News Prize” three times in two consecutive years. In 1999, Mr. Niu was the editor-in-chief of China Entrepreneur Magazine and he was also one of the adjudicators for “Top 10 Economic Leaders” of CCTV. In addition, Mr. Niu received a master’s degree in economics and completed the Executive MBA program at Cheung Kong Graduate School of Business.

Frank Feng.  Mr. Feng has served as our Chief Financial Officer since December 2013. He joined us as our Vice President of Finance and financial controller in July 2011 and served as our Acting Chief Financial Officer from May 2012 to December 2013. Mr. Feng previously served as finance vice president of Taomee Holdings Limited in 2010 and finance director of Renesola Ltd. from 2008 to 2009.  Before joining Renesola Ltd., Mr. Feng worked in the audit departments of Deloitte, PwC and KPMG for 12 years.  Mr. Feng became a member of the Chinese Institute of the Certified Public Accountant in 1999 and received a bachelor’s degree from Shanghai Jiaotong University in 1996.

Terms of Directors and Executive Officers

Each of our directors shall be re-elected annually by our shareholders at a general meeting and until his or her successor is duly elected and qualified, or until his or her earlier removal, or earlier vacation of office. Our executive officers are appointed by and serve at the discretion of our board of directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers. The initial term of these employment agreements is generally two to three years. Under these agreements, we may terminate the employment of an executive officer for cause at any time in case of certain acts by the executive officer. An executive officer may terminate the employment at any time upon thirty days prior written notice.

Each executive officer has agreed to hold, both during and subsequent to the term of the employment agreement, our confidential information in strict confidence and not to disclose such information to anyone except to our other employees who have a need to know such information in connection with our business or except as required in the performance of his or her duties in connection with the employment. In addition, each executive officer has agreed to be bound by non-competition restrictions during the term of the employment agreement.

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2013, we paid aggregate compensation of $1.0 million to our directors and officers, including former officers and directors who resigned in 2013, namely, Mr. Yu Shi, former Chief Executive Officer, and Grace Wu, former director. For the year ended December 31, 2013, we granted to our directors and officers options to purchase an aggregate of 69,800,000 ordinary shares with exercise prices of $1.13 per ADS and expiration dates through 2019 and options to purchase an aggregate of 133,000,000 ordinary shares with exercise prices of $1.03 per ADS and expiration dates through 2019. Other than share options granted under our 2010 Equity Compensation Plan, as well as fees paid to our independent directors for board services rendered, we only paid compensation to those directors who also served as executive officers in 2013. We also maintain director and executive officer insurance for our directors and executive officers.

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

In December 2013, our board of directors approved certain modifications of the vesting conditions of certain outstanding options granted to senior management under the 2010 Plan to waive the performance condition under the relevant options with respect to certain period from 2011 to of 2013. Other terms of the relevant options remain unchanged. See note 14 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

The table below sets forth the options that had been granted to our directors and executive officers pursuant to the 2010 Plan as of April 30, 2014.

Name	Number of Ordinary Shares to be Issued Upon Exercise of Options	Exercise Price per Ordinary Share	Date of Grant	Date of Expiration
		($)
Xudong Xu	—	—	—	—
Jiangtao Li	—	—	—	—
Bruno Wu(1)	*	0.0568	December 4, 2010	December 4, 2016
Tianqiao Chen(2)	—	—	—	—
Danian Chen(3)	*	0.0568	December 4, 2010	December 4, 2016
	*	0.0392	February 24, 2011	February 24, 2017
Grace Wu(4)	—	—	—	—
Robert Chiu	*	0.0097	November 5, 2012	November 5, 2018
Haifa Zhu	*	0.0568	December 4, 2010	December 4, 2016
	*	0.0392	February 24, 2011	February 24, 2017
	*	0.0227	August 23, 2011	August 23, 2017
Tuoc Luong(5)	*	0.0103	May 7, 2013	May 7, 2019
Jingfeng Chen	—	—	—	—
Tongyu Zhou	*	0.0568	December 4, 2010	December 4, 2016
Wenwen Niu	*	0.0568	December 4, 2010	December 4, 2016
Yu Shi(6)	—	—	—	—
Fang Du(7)	—	—	—	—
Frank Feng	*	0.0227	August 23, 2011	August 23, 2017
	*	0.0103	May 7, 2013	May 7, 2019
Kelvin Wenbo Liu(8)	—	—	—	—
Jian Lu(9)	*	0.0392	February 24, 2011	February 24, 2017
	*	0.0103	May 7, 2013	May 7, 2019

*                 Upon exercise of all vested options, this person would beneficially own less than 1% of our outstanding ordinary shares as of April 30, 2014.

(1)         Bruno Wu resigned as our director, chairman of the board of directors, and a member of the audit committee in April 2014.

(2)         Tianqiao Chen resigned as our director in April 2014.

(3)         Danian Chen resigned as our director in April 2014.

(4)         Grace Wu resigned as our director in June 2013.

(5)         Tuoc Luong resigned as our director in April 2014.

(6)         Yu Shi resigned as our chief executive officer and acting chief editor in June 2013.

(7)         Fang Du resigned as our chief executive officer in April 2014.

(8)         Kelvin Wenbo Liu resigned as our president in January 2014.

(9)         Jian Lu resigned as our chief technology officer in April 2014.

C. Board Practices

Our board of directors currently consists of seven members. Our board of directors includes three independent directors who satisfy the “independence” requirements of the NASDAQ Stock Market Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. This home country practice of ours was established by our board of directors by reference to similarly situated issuers and differs from the NASDAQ Stock Market Rules that require the board to be comprised of a majority of independent directors.

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

The members of the audit committees are Jingfeng Chen, Tongyu Zhou and Wenwen Niu, all of whom satisfy the “independence” requirements of the NASDAQ Stock Market Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. In addition, our board of directors has determined that Jingfeng Chen qualifies as an audit committee financial expert under the applicable SEC rules and as a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the NASDAQ Stock Market Rules. The audit committee will be responsible for, among other things, overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relating to the adequacy of our internal accounting controls, and overseeing the performance of our internal audit function.

The members of the compensation and leadership development committee are Xudong Xu, Robert Chiu and Haifa Zhu. The compensation and leadership development committee is responsible for, among other things, reviewing and making recommendations to our board of directors regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors, and identifying potential candidates for, and selecting members of our senior management team.

The members of the corporate development and finance committee are Xudong Xu, Robert Chiu and Haifa Zhu. The corporate development and finance committee is responsible for, among other things, reviewing and approving any proposed issues of debt including public and private debt, credit facilities with banks and others, and other credit arrangements such as capital and operating leases, and reviewing and approving any contract between us and our affiliates.

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

D. Employees

As of December 31, 2011, 2012 and 2013, we had 232, 212 and 212 full-time employees, respectively. None of our personnel are represented under collective bargaining agreements.

In order to reduce operating cash outflows, we adopted a plan to reduce our headcount by approximately 40% in various departments, and filed the plan with the relevant local Bureaus of Human Resources and Social Security on April 22, 2014. We expect to complete the implementation of this plan during the second quarter of 2014.

E. Share Ownership

The following table sets forth certain information known to us with respect to the beneficial ownership of our ordinary shares as of April 30, 2014 by:

•      all persons who are beneficial owners of five percent or more of our ordinary shares; and

•      our executive officers and directors.

Percentage of beneficial ownership is based on 4,730,648,360 ordinary shares outstanding as of December 31, 2013. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares power to direct the voting or the disposition of the security or to receive the economic benefit of ownership of the security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. These securities, however, are not included in the computation of the percentage ownership of any other person. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

Shares Beneficially Owned
Name	Number	Percentage
5% or More Beneficial Owner
Xudong Xu(1)	1,938,360,784	41.0%
Shanda Interactive Entertainment Limited(2)	1,396,333,818	29.5%

Executive Officers and Directors
Xudong Xu(1)	1,938,360,784	41.0%
Jiangtao Li	—	—
Robert Chiu	*	*
Haifa Zhu	*	*
Jingfeng Chen	—	—
Tongyu Zhou	*	*
Wenwen Niu	*	*
Frank Feng	*	*

*      Upon exercise of all vested options, this person would beneficially own less than 1% of our outstanding ordinary shares as of April 30, 2014.

(1)   According to the Schedule 13D filed with the SEC on April 9, 2014, Mr. Xu, beneficially owned 1,938,360,784 of our ordinary shares as of April 3, 2014, including shares represented by our ADSs. We do not have further information with respect to any changes in Mr. Xu’s beneficial ownership of our shares subsequent to April 3, 2014. Mr. Xu’s business address is Building 5, No. 628 Hongqiao Road, Shanghai, P.R. China.

(2)   According to the amendment to the Schedule 13D filed with the SEC on April 3, 2014, Shanda Media, a wholly owned subsidiary of Shanda Interactive, which is in turn wholly owned by Premium Lead Company Limited, beneficially owned 1,396,333,818 of our ordinary shares as of April 3, 2014, including shares represented by our ADSs. According to the Schedule 13D and its amendments filed with the SEC on or prior to April 3, 2014, Shanda Media, which was then wholly owned by Shanda Interactive, beneficially owned 70.5%, 70.5%, 66.4%, 55.9% and 66.4% of our ordinary shares as of April 1, 2014, December 31, 2012, July 7, 2011, April 20, 2011 and April 1, 2011, respectively. We do not have further information with respect to any changes in Shanda Interactive’s beneficial ownership of our shares subsequent to April 3, 2014.

As of March 31, 2014, approximately 2,525 million ordinary shares were held in the form of ADSs by the nominee of our ADS depositary bank, Citibank N.A., on behalf of our ADS holders and approximately 2,525 million ordinary shares were held by 97 holders of record in the United States. Citibank N.A. has advised us that as of that date approximately 15.7 million ADSs, representing approximately 1,567 million ordinary shares, were held of record by the nominee of DTC on behalf of DTC participants and approximately 9.58 million ADSs, representing approximately 958 million ordinary shares, were held of record by Shanda Music Group Limited and 96 other registered holders, most of whom are outside the United States. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

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

Loan Agreements:  Each of our PRC subsidiaries entered into loan agreements with the shareholders of the relevant PRC consolidated affiliated entities (Ku6 Information Technology, Ku6 Cultural and Tianjin Ku6 Network), pursuant to which our PRC subsidiaries granted interest-free loans to these shareholders to fund their capital contributions to the consolidated affiliated entities. The total amount of these loans as of December 31, 2013 was RMB31.0 million ($5.1 million). Each of the loans to the shareholders of Ku6 Information Technology and Ku6 Cultural has an unspecified term and will be repayable upon demand. Each of the loans to the shareholders of Tianjin Ku6 Network has an initial term of 20 years expiring in December 2031, which can be extended upon written agreement. The shareholders of these consolidated affiliated entities may not repay all or any part of the loans without the prior written consent of our PRC subsidiaries.

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

Cooperation Agreements with Qinhe

In May 2014, we entered into an interactive entertainment marketing cooperation agreement with Qinhe, a company controlled by Mr. Xu, our largest shareholder. Under this agreement, Qinhe, which operates iSpeak, will share a certain percentage of the revenues that it generates from the viewers who visit its iSpeak platform through the advertisements on our website. Users on the iSpeak platform may spend on virtual items during real-time video broadcasting, including gifts and avatars, and purchase other value added services. Under this agreement, we will settle the relevant amounts with Qinhe on a monthly basis. The initial term of this agreement expires in May 2015.

In addition, we entered into a game marketing cooperation agreement with Qinhe in April 2014. Under this agreement, Qinhe will share a certain percentage of the profits that it generates from the viewers who plays its games through the advertisements on our website. Under this agreement, profit is calculated as the revenues from the games net of licensing fees payable to game developers, and we will settle the relevant amounts with Qinhe on a monthly basis. The initial term of this agreement expires in March 2015.

Previous Advertising Agency Agreement with Old Shengyue

In April 2011, we entered into an advertising agency agreement with Old Shengyue, an affiliate then wholly owned by Shanda Interactive, pursuant to which Old Shengyue agreed to act as our exclusive advertising agency. The initial term of our advertising agency agreement with Old Shengyue expired on December 31, 2012. In January 2013, we amended and restated this agreement and extended its term to December 31, 2013. In January 2014, we further extended its term to March 31, 2014. For the years ended December 31, 2011, 2012 and 2013, we generated advertising revenues of $8.1 million, $12.5 million and $12.4 million from Old Shengyue. This agreement expired on March 31, 2014 and was not further renewed.

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

In February 2011, Ku6 Information Technology borrowed RMB40.0 million ($6.4 million) on an unsecured basis from Shanghai Shulong Technology Co., Ltd., pursuant to an entrusted loan agreement. This loan carried an interest rate of 5.05% per year and was originally due in August 2011. We repaid RMB250,000 ($39,271) and the term of the loan with respect to the remaining amount of RMB39.8 million ($6.3 million) was subsequently extended to February 2012. The interest rate was revised to 6.71% per year. In February 2012, we repaid RMB19.8 million ($3.2 million). We extended the term of the loan with respect to the remaining amount of RMB20.0 million ($3.2 million) to August 2012 and the interest rate remained at 6.71% per year. In August 2012, the RMB20.0 million ($3.2 million) was further extended to February 2013 with interest rate of 6.71% per year. This loan was fully repaid in January 2013.

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

In June 2011, our company provided a $7.3 million unsecured loan to Shanda Games Limited, a company controlled by Shanda Interactive, which carries an interest rate of 1.37% per year and was due in May 2012. The term of the loan was subsequently extended to June 20, 2012 with respect to $3.0 million of the principal amount and to December 20, 2012 with respect to the remaining balance. The interest rate was revised to 1.37% per year before June 20, 2012 and 3% per year after that. This loan was fully repaid in December 2012.

In March 2012, our company provided a $0.5 million unsecured loan to Shanda Capital Limited, a company controlled by Shanda Interactive, which carries an interest rate of 3% per year and was due on March 25, 2013. The term of this loan was subsequently extended to March 25, 2014. This loan was fully repaid in March 2014.

In connection with the Share Purchase Transaction, Shanda Interactive, through its affiliate, extended a loan of RMB20.0 million to us on April 3, 2014. This loan does not bear any interest and is due on April 2, 2015. Shanda Interactive has waived our obligation to repay this loan in order to satisfy one of the closing conditions under the share purchase agreement for the Share Purchase Transaction. We have treated this transaction as capital contribution. See Item 8.B. “Significant Changes—Additional Funding from Shanda Interactive.”

Item 8.   Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements” for our audited consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

From time to time, we have been involved in litigation relating to copyright infringement and other matters in the ordinary course of our business. We had an accrued litigation provision balance of $2.1 million as of December 31, 2013. The accrual was based on judgments handed down by the court and out-of-court settlements as of or after December 31, 2013 but related to alleged copyright infringement arising before December 31, 2013. The accrual was based upon management’s best estimation according to the historical actual compensation amount per video of Ku6 Holding for the similar legal actions and the advice from PRC counsel. We are in the process of appealing certain judgments for which the loss has been accrued. The balance of accrued litigation provision as of December 31, 2013 is comparable to that as of December 31, 2012, as our litigation expenses were in line with our additional provisions in recent periods.

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

B. Significant Changes

Share Purchase Transaction

On March 31, 2014, Mr. Xu entered into a share purchase agreement with our then controlling shareholder, Shanda Media, a wholly owned subsidiary of Shanda Interactive, to purchase 1,938,360,784 of our ordinary shares, amounting to approximately 41% of our issued and outstanding share capital. The Share Purchase Transaction was completed on April 3, 2014, and the aggregate consideration for these ordinary shares was $47,350,831.05. Mr. Xu funded the purchase price through a loan from Shanda Media, which is secured by a charge of all of our ordinary shares beneficially owned by Mr. Xu.

Under the agreements relating to the Share Transfer Transaction, Mr. Xu and Shanda Interactive have agreed to certain arrangements with respect to board nominations, material corporate actions, future financing, potential acquisition of Sky Profit Limited, and enforcement of the share charge upon occurrence of an event of default. For more details regarding the contractual arrangements between Mr. Xu and Shanda Interactive, see the amendment to Schedule 13D filed by Shanda Interactive on April 1, 2014 and the Schedule 13D filed by Mr. Xu on April 9, 2014 and the exhibits thereto, which are not incorporated into this annual report on Form 20-F.

Additional Funding from Shanda Interactive

In connection with the Share Purchase Transaction, Shanda Interactive, through its affiliate, extended a loan of RMB20.0 million to us on April 3, 2014. This loan does not bear any interest and is due on April 2, 2015. Shanda Interactive has waived our obligation to repay this loan in order to satisfy one of the closing conditions under the share purchase agreement for the Share Purchase Transaction. We have treated this transaction as capital contribution.

Cooperation Agreements with Qinhe

See Item 7.B. “Related Party Transactions—Cooperation Agreements with Qinhe.”

New Advertising Agency Agreement with New Shengyue

In May 2014, we entered into a new advertising agency agreement with New Shengyue. See Item 4.B. “Business Overview—Marketing Services and Customers—Advertising Sales.”

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

	Sales Price
	High	Low
	(in U.S. dollars)
Annual highs and lows
2009	7.16	0.93
2010	8.40	2.22
2011	8.12	0.75
2012	4.04	0.90
2013	3.90	0.95
Quarterly highs and lows
First quarter 2012	4.04	1.03
Second quarter 2012	2.18	1.10
Third quarter 2012	1.40	0.90
Fourth quarter 2012	1.25	0.90
First quarter 2013	1.30	0.95
Second quarter 2013	1.55	0.97
Third quarter 2013	1.89	1.15
Fourth quarter 2013	3.90	1.61
First quarter 2014	3.84	2.06
Monthly highs and lows
November 2013	3.01	2.12
December 2013	3.30	2.31
January 2014	3.50	2.80
February 2014	3.68	2.65
March 2014	3.84	2.06
April 2014	3.68	1.62
May 2014 (through May 13)	1.85	1.36

Item 10.         Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material terms and provisions of our current memorandum and articles of association, as well as certain provisions of the Cayman Companies Law insofar as they relate to the material terms of our ordinary shares. This summary is not complete and some of the terms in our memorandum and articles of association are subject to other rights, restrictions and obligations set out therein, and you should read in full our memorandum and articles of association, which was included as Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-121987) filed with the SEC on January 12, 2005, as amended by the amendment passed by our shareholders by way of a special resolution on October 16, 2009, which was included as Exhibit 1.2 to our annual report on Form 20-F for the year ended December 31, 2009 (File No. 000-51116) filed with the SEC on April 30, 2010, the amendment passed by our shareholders by way of a special resolution on June 24, 2011, which was included as Exhibit 1.3 to our annual report on Form 20-F for the year ended December 31, 2010 (File No. 000-51116) filed with the SEC on June 28, 2011, and the amendment passed by our shareholders by way of a special resolution on July 12, 2012, which was included as Exhibit 1.4 to our annual report on Form 20-F for the year ended December 31, 2012 (File No. 000-51116) filed with the SEC on April 19, 2013.

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

Rights, Preferences and Restrictions of our Ordinary Shares

General.  All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing our ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors.

Voting Rights.  On a poll (if demanded), each ordinary share is entitled to one vote on all matters upon which our ordinary shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by our Chairman or any other shareholder present in person or by proxy. A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our issued and outstanding shares entitled to vote at the meeting present in person or by proxy, except treasury shares which shall not be voted, directly or indirectly, at any meeting of the company.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to our ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to our ordinary shares. A special resolution is required for matters such as a change of name. Holders of our ordinary shares may, by ordinary resolution, among other things, elect directors, appoint auditors, and increase our authorized share capital.

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

At least five days’ notice shall be given of an annual general meeting or other general meeting. Every notice shall be exclusive of the day on which it is given, or deemed to be given, and of the day for which it is given.

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

Scheme of Arrangements, Compulsory Acquisition and Merger and Consolidation.

Schemes of arrangement are governed by specific statutory provisions under the Cayman Companies Law, whereby such arrangements may be approved by a majority in number representing 75% in value of members or classes of members, or creditors or classes of creditors, depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the courts. Once sanctioned by the courts, the transaction will be binding on all the members or classes of members, or all the creditors or classes of creditors, as the case may be, as well as on the company. If the transaction were approved and consummated, the dissenting member would have no rights comparable to the appraisal rights (i.e., the right to receive payment in cash for the judicially determined value of their shares) ordinarily available, for example, to dissenting members of a United States corporation.

Where an offer is made by a company for the shares of another company incorporated under the laws of the Cayman Islands and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may at any time within two months after the expiration of the said four months, by notice, require the dissenting members to transfer their shares on the terms of the offer. A dissenting member may apply to the court of the Cayman Islands within one month of the notice objecting to the transfer. The burden is on the dissenting member to show that the court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion, as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority members.

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

•                  Foreign Currency Administration Rules (2008), as amended, or the Exchange Rules;

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

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval and multiple capital accounts for the same entity may be opened in different provinces, which was not allowed before November 2012.

In May 2013, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

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

PRC Taxation

In January 2008, the prevailing EIT Law became effective. In December 2007, the State Council promulgated the Implementation Rules of the EIT Law and the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the EIT Law, both of which also became effective in January 2008. The EIT Law provides that legal entities organized outside China will be considered PRC residents for Chinese income tax purposes if their place of effective management or control is within China. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., reside within China and will be subject to the enterprise income tax on its global income at the rate of 25%. Under current PRC laws and regulations, it is uncertain whether our company and our offshore intermediate holding company would be deemed as PRC resident enterprises under the EIT Law. If our company was treated as a PRC resident enterprise, dividends paid by our company to holders of our ordinary shares or ADSs that are non-resident enterprises and gains realized by these holders on the disposition of our ordinary shares or ADSs would generally be subject to a 10% PRC withholding tax, unless a reduced tax rate is provided by any applicable tax treaty and the holders have completed the relevant procedures prescribed by the PRC tax authorities to prove their beneficial owner status.

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

Taxation of U.S. Holders

Passive Foreign Investment Company

Although we believe that we were not a PFIC for taxable year2013, we believe that we were a PFIC for taxable years 2006, 2007, 2008 and 2009, and it was unclear whether we were a PFIC in taxable year 2011. We may be a PFIC for the taxable years ending after 2013. The determination of our PFIC status is subject to uncertainty because the treatment of the contractual arrangements between our PRC subsidiaries and our consolidated affiliated entities for purposes of the PFIC rules is uncertain. Our PFIC status for any taxable year will not be determinable until after the end of the taxable year, and will depend on the composition of our income and assets and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ordinary shares or ADSs (which may be especially volatile).  For these reasons, and because of the uncertainties regarding the treatment of our contractual arrangements with our consolidated affiliated entities, there can be no assurance we will not be a PFIC for any future taxable year.

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

In addition, we may, directly or indirectly, hold equity interests in subsidiaries or other entities which are PFICs (“Lower-tier PFICs”). Under attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described below on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case, as if the U.S. Holder held such shares directly, even though holders have not received the proceeds of those distributions or dispositions directly.

If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADSs, we will generally continue to be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which such U.S. Holder holds them, regardless of whether we actually continue to be a PFIC.  Because we believe that we were a PFIC for taxable years 2006, 2007, 2008 and 2009, if you held ordinary shares or ADSs during any of those taxable years (or during the 2011 taxable year if we were a PFIC for that year), we would continue to be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which you hold them. Similarly, if you first acquired ordinary shares or ADSs in 2013 and we became a PFIC in a subsequent year, we would be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which you hold them. You may terminate this continued PFIC status by electing to recognize gain (which will be taxed under the default PFIC rules discussed below) as if your ordinary shares or ADSs had been sold on the last day of the last taxable year for which we were a PFIC.

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

If the Renminbi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2013 which was used in preparing our audited financial statements as of and for the year ended December 31, 2013, our net asset value, as presented in U.S. dollars, would have been increased by $0.6 million and $3.0 million, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have reduced by $0.6 million and $3.3 million, respectively.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 5.4%, 2.6%  and 2.6% in 2011, 2012 and 2013, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

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

Payments Received

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including custody costs, investor relations expenses and related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amounts of fees the depositary collects from investors.  In March 2013, we received approximately US$0.24 million, net of applicable withholding taxes in the U.S., from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program with respect to the period of May 2008 to March 2013.

PART II

Item 13.         Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.         Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have performed an evaluation of the effectiveness of our disclosure controls and procedures as defined and required under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded our company’s disclosure controls and procedures were effective.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (1992 Edition). Based on this assessment, management determined that our internal control over financial reporting was effective as of December 31, 2013.

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2013, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.         Reserved

Item 16A.      Audit Committee Financial Expert

Our board of directors has determined that Mr. Jingfeng Chen qualifies as an audit committee financial expert in accordance with the terms of Item 16A of Form 20-F. Mr. Chen satisfies the “independence” requirements of the NASDAQ Stock Market Rules and meets the criteria for “independence” under Rule 10A-3 under the Exchange Act.

Item 16B.      Code of Ethics

We have adopted a Code of Business Conduct which applies to our employees, officers and non-employee directors, including our Chief Executive Officer and Chief Financial Officer, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC.

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

Item 16C.      Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian LLP, our independent accountants, for certain services rendered to our company during 2012 and 2013.

	For the year ended December 31,
	2012	2013
	(in thousands of U.S. dollars)
Audit fees(1)	808	830
All other fees(2)	57	46

(1)         “Audit fees” means the aggregate fees incurred in each of the fiscal years listed for our calendar year audits and reviews of financial statements.

(2)         “All other fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered other than those reported under “Audit fees.”

Audit Committee Pre-approval Policies and Procedures

Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian LLP before it is retained for such services. The pre-approval procedures are as follows:

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

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In December 2011, we approved a share repurchase program to purchase up to an aggregate of $3.2 million of our outstanding ADSs from time to time based on market conditions. The repurchases may be effected through open market transactions or block trades, including the use of derivative instruments, and will be financed with our cash balance. As of December 31, 2013, we had repurchased a total of approximately 0.2 million ADSs for an aggregate consideration of $0.2 million from the open market under this share repurchase program.

The table below sets forth the details of our purchases of our own equity securities during the year ended December 31, 2013.

	(a) Total Number of ADS Purchased	(b) Average Price Paid per ADS(1)	(c) Total Number of ADS Purchased as Part of Publicly Announced Plan	(d) Maximum Approximate U.S. dollar Value of ADS that May Yet Be Purchased Under the Plan
		($)		($)
Period
February 1 to February 28, 2013	801	1.01	801	3,101,493
March 1 to March 31, 2013	39,819	1.00	39,819	3,061,676
April 1 to April 30, 2013	17,362	1.01	17,362	3,044,158

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

1.4

Amendment to the Amended and Restated Articles of Association of our company as adopted on July 12, 2012 (incorporated herein by reference to Exhibit 1.4 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

2.1	Specimen Share Certificate (incorporated herein by reference to Exhibit 2.1 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

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

4.4

English translation of Loan Agreement between Ku6 (Beijing) Technology Co., Ltd. and Yingfeng Zhang dated August 1, 2012 (incorporated herein by reference to Exhibit 4.4 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.5

English translation of Loan Agreement between Ku6 (Beijing) Technology Co., Ltd. and Mingfeng Chen dated August 1, 2012 (incorporated herein by reference to Exhibit 4.5 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.6

English translation of Amended and Restated Loan Agreement between Ku6 (Beijing) Technology Co., Ltd. and Yingfeng Zhang dated August 30, 2012 (incorporated herein by reference to Exhibit 4.6 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.7

English translation of Amended and Restated Loan Agreement between Ku6 (Beijing) Technology Co., Ltd. and Mingfeng Chen dated August 30, 2012 (incorporated herein by reference to Exhibit 4.7 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.8

English translation of Exclusive Technology Consulting and Services Framework Agreement between Ku6 (Beijing) Technology Co., Ltd. and Ku6 (Beijing) Information Technology Co., Ltd. dated August 1, 2012 (incorporated herein by reference to Exhibit 4.8 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

Exhibit Number	Document
4.9

English translation of Business Operation Agreement among Ku6 (Beijing) Technology Co., Ltd., Yingfeng Zhang, Mingfeng Chen and Ku6 (Beijing) Information Technology Co., Ltd. dated August 1, 2012 (incorporated herein by reference to Exhibit 4.9 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.10

English translation of Power of Attorney by Mingfeng Chen dated August 1, 2012 (incorporated herein by reference to Exhibit 4.10 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.11

English translation of Power of Attorney by Yingfeng Zhang dated August 1, 2012 (incorporated herein by reference to Exhibit 4.11 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.12

English translation of Amended and Restated Share Pledge Agreement among Ku6 (Beijing) Technology Co., Ltd., Yingfeng Zhang and Mingfeng Chen dated August 30, 2012 (incorporated herein by reference to Exhibit 4.12 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.13

English translation of Amended and Restated Exclusive Call Option Agreement among Ku6 (Beijing) Technology Co., Ltd., Yingfeng Zhang, Mingfeng Chen and Ku6 (Beijing) Information Technology Co., Ltd. dated August 30, 2012 (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.14

English translation of Loan Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Yingfeng Zhang dated August 1, 2012 (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.15

English translation of Loan Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Mingfeng Chen dated August 1, 2012 (incorporated herein by reference to Exhibit 4.15 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.16

English translation of Share Pledge Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Yingfeng Zhang and Mingfeng Chen dated August 1, 2012 (incorporated herein by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.17

English translation of Exclusive Call Option Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Yingfeng Zhang, Mingfeng Chen and Ku6 (Beijing) Cultural Media Co., Ltd. dated August 1, 2012 (incorporated herein by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.18

English translation of Exclusive Technology Consulting and Services Framework Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Ku6 (Beijing) Cultural Media Co., Ltd. dated August 1, 2012 (incorporated herein by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.19

English translation of Business Operation Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Yingfeng Zhang, Mingfeng Chen and Ku6 (Beijing) Cultural Media Co., Ltd. dated August 1, 2012 (incorporated herein by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.20

English translation of Power of Attorney by Yingfeng Zhang dated August 1, 2012 (incorporated herein by reference to Exhibit 4.20 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

Exhibit Number	Document
4.21

English translation of Power of Attorney by Mingfeng Chen dated August 1, 2012 (incorporated herein by reference to Exhibit 4.21 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

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

4.35

English Translation of Amended and Restated Advertising Agency Agreement between Shanghai Shengyue Advertising Co., Ltd. and Tianjin Ku6 Network Communication Technology Co., Ltd. dated January 1, 2013 (incorporated herein by reference to Exhibit 4.37 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.36*

English Translation of Amended and Restated Advertising Agency Agreement between Shanghai Shengyue Advertising Co., Ltd. and Tianjin Ku6 Network Communication Technology Co., Ltd. dated January 6, 2014.

4.37

English Translation of Loan Agreement between Ku6 Media Co., Ltd. and Shanda Games Limited dated December 27, 2010 (incorporated herein by reference to Exhibit 4.6 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.38

Supplemental Agreement to the Loan Agreement between Ku6 Media Co., Ltd. and Shanda Games Limited dated August 31, 2012 (incorporated herein by reference to Exhibit 4.39 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.39

English Translation of Loan Agreement between Ku6 Media Co., Ltd. and Shanda Games Limited dated June 8, 2011 (incorporated herein by reference to Exhibit 4.49 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.40

Loan Renewal Agreement between Ku6 Media Co., Ltd. and Shanda Games Limited dated June 1, 2012 (incorporated herein by reference to Exhibit 4.43 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.41

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

4.43

English Translation of Loan Renewal Agreement between Ku6 (Beijing) Information Technology Co., Ltd. and Shanghai Dongfang Branch of China Merchants Bank Co., Ltd. dated March 6, 2012 (incorporated herein by reference to Exhibit 4.50 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on March 29, 2012).

Exhibit Number	Document
4.44

English Translation of Loan Renewal Agreement between Ku6 (Beijing) Information Technology Co., Ltd. and Shanghai Dongfang Branch of China Merchants Bank Co., Ltd. dated August 11, 2012 (incorporated herein by reference to Exhibit 4.47 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.45

Share Repurchase Agreement among Ku6 Media Co., Ltd., Kumella Holdings Limited, Shanyou Li, Xingye Zeng and Zhizhong Hao dated June 20, 2012 (incorporated herein by reference to Exhibit 4.50 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.46*	English Translation of Advertising Agency Agreement between Shanghai Shengyue Advertising Co., Ltd. and Tianjin Ku6 Network Communication Technology Co., Ltd. dated April 30, 2014.

4.47*

English Translation of Interactive Entertainment Marketing Cooperation Agreement between Shanghai Qinhe Internet Technology Software Development Co., Ltd. and Kusheng (Tianjin) Technology Co., Ltd. dated May 4, 2014.

4.48*	English Translation of Game Marketing Cooperation Agreement between Shanghai Qinhe Internet Technology Software Development Co., Ltd. and Kusheng (Tianjin) Technology Co., Ltd. dated April 30, 2014.

8.1*	List of Significant Subsidiaries and Affiliates.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 15, 2006).

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2*	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm.

101.INS*‡	XBRL Instance Document.

101.SCH*‡	XBRL Taxonomy Extension Schema Document.

101.CAL*‡	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*‡	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*‡	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*‡	XBRL Taxonomy Extension Presentation Linkbase Document.

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

KU6 MEDIA CO., LTD.

By:	/s/ Xudong Xu
	Name:	Xudong Xu
	Title:	Chief Executive Officer

Date: May 15, 2014

KU6 MEDIA CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF KU6 MEDIA CO., LTD.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Ku6 Media Co., Ltd. (the “Company”) and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15 of Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 2 to the financial statements, facts and circumstances including recurring losses, negative working capital, net cash outflows, and uncertainties associated with significant changes planned to be made in respect of the Company’s business model raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Notes 1 and 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

May 15, 2014

KU6 MEDIA CO., LTD.

CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2012	December 31, 2013
		(in U.S. dollars, except number of shares)
Assets
Current assets:
Cash and cash equivalents	2(7)	13,070,987	1,671,230
Accounts receivable, net of allowance for doubtful accounts	17(2)	67,086	64,678
Accounts receivable due from related parties	11	4,399,037	6,521,984
Prepaid expenses and other current assets	3	523,381	385,967
Other receivables due from related parties	11	6,096,783	1,787,505
Total current assets		24,157,274	10,431,364
Property and equipment, net	4	2,918,112	1,368,360
Acquired intangible assets, net	5	22,552,124	—
Goodwill	7	6,232,770	—
Deposits and other non-current assets		309,882	338,682
Total assets		56,170,162	12,138,406

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		4,644,576	3,975,946
Accounts payable due to related parties	11	—	546,668
Accrued expenses and other current liabilities	9	9,353,484	7,187,630
Other payables due to related parties	11	3,779,497	375,000
Total current liabilities		17,777,557	12,085,244
Non-current deferred tax liabilities	2(23),12	4,826,059	—
Total liabilities		22,603,616	12,085,244

Commitments and contingencies	19

Equity:
Ordinary shares ($0.00005 par value; 12,000,000,000 shares authorized; 4,732,446,560 and 4,730,648,360 shares issued and outstanding as of December 31, 2012 and 2013, respectively)		236,575	236,485
Additional paid-in capital		177,182,895	178,195,109
Accumulated deficit		(141,940,509)	(176,368,243)
Accumulated other comprehensive loss		(1,912,415)	(2,010,189)
Total Ku6 Media Co., Ltd. shareholders’ equity		33,566,546	53,162

Non-controlling interests		—	—
Total equity		33,566,546	53,162
Total liabilities and equity		56,170,162	12,138,406

The accompanying notes are an integral part of these consolidated financial statements.

KU6 MEDIA CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Note	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
		(in U.S. dollars, except number of shares)
Net revenues:	2(16)
Third parties		11,145,833	1,632,876	737,874
Related parties		8,076,155	12,481,927	12,404,031
Total net revenues		19,221,988	14,114,803	13,141,905
Cost of revenues:	2(16)
Third parties		(30,500,596)	(14,602,208)	(15,649,173)
Related parties		(379,465)	—	(335,504)
Total cost of revenues		(30,880,061)	(14,602,208)	(15,984,677)
Gross loss		(11,658,073)	(487,405)	(2,842,772)
Operating expenses:
Product development	2(17)	(2,692,884)	(1,972,160)	(3,496,393)
Selling and marketing	2(19)	(11,817,758)	(1,688,740)	(1,796,980)
General and administrative	2(18)	(22,036,393)	(6,819,998)	(8,089,086)
Impairment of goodwill and intangible assets	5,7	(1,365,376)	—	(27,225,907)
Total operating expenses		(37,912,411)	(10,480,898)	(40,608,366)
Operating loss		(49,570,484)	(10,968,303)	(43,451,138)
Interest income:
Third parties		61,835	362,963	83,815
Related parties		108,019	256,753	28,856
Total interest income		169,854	619,716	112,671
Interest expense:
Third parties		(430,477)	(170,493)	—
Related parties		(688,952)	(448,011)	(16,365)
Total interest expense		(1,119,429)	(618,504)	(16,365)
Other income, net	10	1,294,135	1,728,538	4,101,039

Loss before income tax benefits		(49,225,924)	(9,238,553)	(39,253,793)
Income tax benefits	2(23), 12	99,479	—	4,826,059
Equity in losses of affiliated company, net of tax	6	(263,313)	(252,585)	—
Net loss		(49,389,758)	(9,491,138)	(34,427,734)
Less: Net loss attributable to non-controlling interests		45,851	—	—

Net loss attributable to Ku6 Media Co., Ltd.		(49,343,907)	(9,491,138)	(34,427,734)

The accompanying notes are an integral part of these financial statements.

KU6 MEDIA CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Note (cont’d)	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31,2013
		(in U.S. dollars, except number of shares)
Net loss		(49,389,758)	(9,491,138)	(34,427,734)
Other comprehensive loss, net of tax:
Currency translation adjustments of subsidiaries		(624,595)	(89,616)	(97,774)
Comprehensive loss		(50,014,353)	(9,580,754)	(34,525,508)
Comprehensive loss attributable to non-controlling interests		49,390	—	—
Comprehensive loss attributable to Ku6 Media Co., Ltd.		(49,964,963)	(9,580,754)	(34,525,508)

Loss per share-basic and diluted	16
Net loss attributable to Ku6 Media Co., Ltd. common shareholders		(0.01)	(0.00)	(0.01)
Weighted average shares used in per share calculation-basic and diluted		4,265,277,638	4,901,279,176	4,728,185,434

Loss per ADS-basic and diluted (1ADS = 100 shares):	16
Net loss attributable to Ku6 Media Co., Ltd. common shareholders		(1.16)	(0.19)	(0.73)
Weighted average ADS used in per ADS calculation-basic and diluted		42,652,776	49,012,792	47,281,854

The accompanying notes are an integral part of these financial statements.

KU6 MEDIA CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares ($0.00005 par value)		Additional paid-in	Accumulated	Accumulated other comprehensive	Total Ku6 Media Co., Ltd. shareholders’	Non- controlling	Total
	Shares	Amount	capital	deficits	income/(loss)	equity	interests	equity
	(in U.S. dollars, except shares data)
Balance as of December 31, 2010 (Adjusted (Note 2(1)))	3,481,174,498	174,008	130,100,153	(83,105,464)	(1,422,414)	45,746,283	(107,750)	45,638,533
Issuance of ordinary shares to Shanda	1,538,461,538	76,924	49,923,076	—	—	50,000,000	—	50,000,000
Exercise of stock options	150,000	7	3,743	—	—	3,750	—	3,750
Stock-based compensation expense (Note 2(1)(a), 14)	—	—	1,754,170	—	—	1,754,170	—	1,754,170
Disposition of equity interests in Yisheng (Note 2(1)(a))	—	—	1,373,190	—	220,671	1,593,861	157,140	1,751,001
Liabilities waived by Shanda	—	—	1,719,927	—	—	1,719,927	—	1,719,927
Currency translation adjustments of subsidiaries	—	—	—	—	(621,056)	(621,056)	(3,539)	(624,595)
Net loss	—	—	—	(49,343,907)	—	(49,343,907)	(45,851)	(49,389,758)
Balance as of December 31, 2011	5,019,786,036	250,939	184,874,259	(132,449,371)	(1,822,799)	50,853,028	—	50,853,028
Share repurchase (Note 13)	(287,339,476)	(14,364)	(8,155,117)	—	—	(8,169,481)	—	(8,169,481)
Stock-based compensation expense (Note 14)	—	—	463,753	—	—	463,753	—	463,753
Currency translation adjustments of subsidiaries	—	—	—	—	(89,616)	(89,616)	—	(89,616)
Net loss	—	—	—	(9,491,138)	—	(9,491,138)	—	(9,491,138)
Balance as of December 31, 2012	4,732,446,560	236,575	177,182,895	(141,940,509)	(1,912,415)	33,566,546	—	33,566,546
Share repurchase (Note 13)	(5,798,200)	(290)	(57,857)	—	—	(58,147)	—	(58,147)
Exercise of stock options	4,000,000	200	46,200	—	—	46,400	—	46,400
Stock-based compensation expense (Note 14)	—	—	1,023,871	—	—	1,023,871	—	1,023,871
Currency translation adjustments of subsidiaries	—	—	—	—	(97,774)	(97,774)	—	(97,774)
Net loss	—	—	—	(34,427,734)	—	(34,427,734)	—	(34,427,734)
Balance as of December 31, 2013	4,730,648,360	236,485	178,195,109	(176,368,243)	(2,010,189)	53,162	—	53,162

The accompanying notes are an integral part of these consolidated financial statements.

KU6 MEDIA CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
	(in U.S. dollars)
Net loss	(49,389,758)	(9,491,138)	(34,427,734)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	1,231,919	463,753	1,023,871
Share-based compensation cost in relation to disposition of Yisheng	522,251	—	—
Depreciation and amortization	5,197,444	3,500,748	3,388,950
Amortization and write-down of licensed video copyrights	3,721,696	—	—
Impairment of intangible assets	1,365,376	—	20,993,137
Impairment of goodwill	—	—	6,232,770
Deferred taxes	(99,479)	—	(4,826,059)
Provision for Seed Music receivable (related party)	—	—	980,000
Bad debt provision reversal	3,459,826	(2,255,301)	(310.699)
Gain on derecognition of aged operating liabilities	—	—	2,938,250
Exchange losses (gains)	292,296	(224,332)	(133,064)
Equity in losses of affiliated companies	263,313	252,585	—
Losses (gains) on disposal of property and equipment	2,977,098	27,719	(237,874)
Changes in assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable	3,815,524	2,954,041	260,100
Prepaid expenses and other current assets	(1,519,380)	360,963	137,414
Amount due from related parties	(3,913,409)	(1,658,858)	(2,093,669)
Deposits and other non-current assets	(306,741)	—	—
Inventories	31,038	—	—
Accounts payable	(7,906,294)	(1,485,189)	(2,496,787)
Accrued expenses and other current liabilities	621,237	(663,166)	(3,207,948)
Amount due to related parties	461,247	132,037	255,094
Net cash used in operating activities	(39,174,796)	(8,086,138)	(11,524,248)
Investing activities:
Purchases of property and equipment	(2,362,785)	(1,277,455)	(29,566)
Proceeds from disposal of property and equipment	—	24,054	238,087
Payment for licensed video copyright	(5,529,949)	(236,360)	(67,999)
Proceeds (cash-out) from disposal of subsidiaries, net of cash disposed $111,597 ,nil and nil for the years ended December 31, 2011, 2012 and 2013, respectively)	(111,597)	—	—
Change in restricted cash for pledge of bank loans	(3,600,000)	3,600,000	—
Loans repayment from related parties under common control of Shanda (Note 11)	—	14,000,000	3,300,000
Loan to related parties under common control of Shanda (Note 11)	(14,108,019)	(470,000)	—
Net cash provided by (used in) investing activities	(25,712,350)	15,640,239	3,440,522

KU6 MEDIA CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
	(in U.S. dollars)
Financing activities:
Proceeds from exercise of stock options	3,750	—	46,400
Proceeds from issuance of ordinary shares to Shanda	50,000,000	—	—
Proceeds from issuance of Convertible Bond to Shanda	50,000,000	—	—
Cash paid for redemption of Convertible Bond to Shanda	(50,000,000)	—	—
Repurchase of ordinary shares	—	(8,169,481)	(58,147)
Borrowings from bank	3,177,680	—	—
Repayment of loans from bank	—	(3,148,120)	—
Borrowings from related parties under common control by Shanda (Note 11)	13,335,896	—	—
Repayment of borrowings from related parties under common control of Shanda (Note 11)	(3,189,527)	(9,904,620)	(3,303,760)
Net cash provided by (used in) financing activities	63,327,799	(21,222,221)	(3,315,507)
Effect of exchange rate changes on cash and cash equivalents	1,014,955	(11,320)	(524)
Net decrease in cash and cash equivalents	(544,392)	(13,679,440)	(11,399,757)
Cash and cash equivalents, beginning of year	27,294,819	26,750,427	13,070,987
Cash and cash equivalents, end of year	26,750,427	13,070,987	1,671,230
Supplemental disclosure of cash flow information:
Loan interest paid	703,108	453,657	210,909
Income taxes paid	—	—	—

Supplemental disclosure of non-cash investing and financing activities:
Accounts payable related to purchase of property and equipment	—	3,195	19,779
Amount due to related parties related to purchase of property and equipment	—	—	190,837
Accounts payable related to licensed video copyright	1,108,057	—	—

The accompanying notes are an integral part of these consolidated financial statements

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Ku6 Media Co., Ltd. (the “Company”), formerly named Hurray! Holding Co., Ltd. (“Hurray!”), a Cayman Islands corporation, together with its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively, the “Group”) provides online advertising services in China via its online video sharing platform, www.ku6.com.

Organization

As of December 31, 2013, the Group’s ownership structure is summarized as follows.

Name of Major Subsidiaries, Variable Interest Entities and Affiliate	Date of incorporation	Percentage of ownership
Subsidiaries
Ku6 (Beijing) Technology Co., Ltd. (“Beijing Technology”)	March 5, 2007	100%
Wei Mo San Yi (Tianjin) Science and Technology Co., Ltd. (“Tianjin Technology”)	December 23, 2008	100%
Kusheng (Tianjin) Technology Co., Ltd. (“Kusheng”)	August 26, 2011	100%
Variable Interest Entities
Ku6 (Beijing) Information Technology Co., Ltd. (“Ku6 Beijing Information”)	April 20, 2006	N/A
Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd. (“Tianjin Information”)	March 20, 2009	N/A
Tianjin Ku6 Network Communication Technology Co., Ltd. (“Ku6 Network”)	December 14, 2011	N/A
Beijing Ku6 Culture Media Co., Ltd. (“Ku6 Culture”)	June 22, 2010	N/A
Affiliates
Shanghai Yisheng Network Technology Co., Ltd. (“Yisheng”)	November 22, 2007	20%

Historical development

In July 2009, Shanda Interactive Entertainment Limited (“Shanda”), a leading interactive entertainment media company in China acquired a controlling ownership interest in the Company (then named Hurray!).  Shanda held approximately 51% of the Company’s total outstanding shares calculated on a fully-diluted basis as of December 31, 2009.

In January 2010, the Company completed the acquisition of 100% of the equity interests of Ku6 Holding Limited (“Ku6 Holding”), a leading online video portal in China, pursuant to a share purchase agreement entered into by and among Hurray!, Ku6 Holding and the shareholders of Ku6 Holding dated as of November 26, 2009 by issuing an aggregate of 723,684,204 ordinary shares.  As a result of this acquisition, the Group undertook, over time, a fundamental shift in its business strategy, away from the provision by Hurray! of wireless value added services (“WVAS”) services through major telecommunication operators and the recording and distribution of music.  The Group’s strategy fundamentally shifted to the provision of media content through the online video portal and the generation of revenues and cash flows therefrom.

In August 2010, the Company completed (1) the disposal of all of its subsidiaries and VIEs related to the Wireless Value Added Services (“WVAS”) and recorded music businesses formerly operated by Hurray! as well as an equity investment in an affiliated company to Shanda for $37,243,904 in cash and (2) the acquisition of 75% of the equity interests of Yisheng, an online audio business, from Shanda in exchange for 415,384,615 newly issued ordinary shares (collectively the “2010 Reorganization”). In connection with the acquisition of 75% of the equity interests in Yisheng from Shanda, the Company issued 138,461,539 ordinary shares to acquire the remaining 25% of the equity interests in Yisheng from Yisheng’s non-controlling shareholders in August 2010. The 2010 Reorganization was approved by a committee comprised of three independent directors after receiving a fairness opinion on the proposed transaction from its independent financial advisor. Following the 2010 Reorganization, the Company changed the name of its Caymans parent to Ku6 Media Co., Ltd. and changed its trading symbol on the

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

Nasdaq Global Market from HRAY to KUTV. At December 31, 2010, Shanda’s equity interest in the Company was 51.65%.

The Group further adjusted its business strategy in 2011, following the fundamental shift from WVAS and music to online video content earlier described.  The Group (1) appointed Shanghai Shengyue Advertising Ltd. (“Shengyue”), a wholly owned subsidiary of Shanda at the time, as the Group’s primary agent for the sale of online advertising services, and (2) changed its business focus from purchasing long-form licensed video content to relying more on user generated content and short-form video content.  Shengyue operates an advertising system known as Application Advertisement (“AA”) and charges advertisement fees to its end customers based on the advertising effects, including but not limited to views, clicks, responses, etc. (“performance advertisement”).  After the appointment of Shengyue as its primary sales agent, the Group primarily relied on Shengyue to sell online advertising services for all but a small portion of its capacity and relied upon the provision of fixed minimum advertising revenue guarantees.  Therefore, the Group significantly reduced its sales force and recorded severance payments of $0.9 million through general and administrative expenses ($0.15 million) and selling expenses ($0.75 million) in 2011.  A customer list intangible asset of $1.4 million, representing the customer relationships under the original business model, was abandoned in 2011 and written off through general and administrative expenses in 2011 (Note 5).  In relation to the cessation of purchasing activity for long-form licensed video copyrights, the Group exited two long-term licensed content purchase agreements in 2011 with the content providers by paying one-time termination fees of $5.3 million, which were recorded in cost of revenues. The adjusted business strategy continued in 2012 and 2013 and has continued through April 2014.  The Group generated advertising revenues of $8.1 million, $12.5 million and $12.4 million from Shengyue for the years ended December 31, 2011, 2012 and 2013, respectively, representing 42.0%, 88.4% and 94.4% of net revenues, respectively, for those periods.

In April 2011, the Company entered into agreements with Shanda Media Group Ltd. (“Shanda Media”), a wholly owned subsidiary of Shanda, pursuant to which the Company issued 1,538,461,538 ordinary shares for an aggregate purchase price of $50 million and issued a $50 million (principal) senior convertible bond at face value (“Convertible Bond”).  The Convertible Bond was scheduled to mature in three years after issuance and bore interest at 3% per annum.  The closing date of the ordinary shares and Convertible Bond issuance was June 29, 2011.  Based on the Company’s working capital position at the time, the Company redeemed the Convertible Bond in September 2011 at its principal amount (original issue price).

In August 2011, the Company disposed of 80% of the equity interests of Yisheng to related parties, including a then-employee of the Company. After the disposal, the company retained a 20% interest in Yisheng.

As of December 31, 2013, following the increase in Shanda’s ownership stake due to the 2011 issuance of ordinary shares and subsequent smaller amounts of repurchase activity and issuances of ordinary shares pursuant to the terms of existing share options, Shanda’s equity interest in the Company was 70.5%.

Share Purchase Transaction and fundamental strategic shift

On March 31, 2014, Shanda Media, the affiliate of Shanda directly owning Shanda’s share of the Company’s equity, entered into an agreement with Mr. Xudong Xu (“Mr. Xu”) to transfer approximately 41% of the Company’s total outstanding ordinary shares, or 1,938,360,784 shares, to Mr. Xu in exchange for a contemporaneously dated promissory note with a maturity of three years pursuant to which Mr. Xu committed to repay, in cash, the purchase value of the shares approximating $47 million (based upon an average of share prices immediately preceding the share transfer) to Shanda Media (the “Share Purchase Transaction”). The promissory note which was used by Mr. Xu to finance the purchase of the shares was accompanied by a share pledge in favor of Shanda Media. Additionally, Mr. Xu has granted powers of attorney and voting proxy to Shanda Media, which may exercise such powers upon occurrence of an event of default which is continuing, in order to more effectively secure the obligations under the promissory note.  The transfer was completed on April 3, 2014 and decreased Shanda’s ownership percentage to 29.5%, thus discontinuing Shanda’s controlling majority shareholder status. Refer to Note 20 for further details.

In connection with the Share Purchase Transaction, Shanda Media extended a loan of RMB20.0 million to the Group in April 2014 and subsequently waived the Group’s obligation to repay this loan in order to satisfy one of the

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

closing conditions under the share purchase agreement with Mr.Xu.  This forgiven loan will be accounted for as an increase to the Group’s equity capital.

The Share Purchase Transaction was undertaken in the context of adopting fundamental changes to the Group’s business model, with the following major changes having commenced.

•                  On April 30, 2014, the Group entered into a new advertising agency agreement with Shengyue, which is no longer owned by Shanda Interactive following Shanda Interactive’s sale of the business to an outside party (after the transfer of ownership, “New Shengyue”); accordingly, Shengyue became an independent third party. Pursuant to the new agreement, the minimum guaranteed advertising revenue amount is substantially lower than the minimum guaranteed advertising revenue included in the previous advertising agency agreement with Shengyue that existed prior to March 31, 2014 (when Shengyue was a related party). The preexisting advertising agency agreement expired on December 31, 2013, was renewed for three months to March 31, 2014, and was not renewed thereafter.  If the Group fails to meet web traffic targets specified in the new agreement, the minimum advertising revenue guarantee amounts will be adjusted downward proportionally. There is no assurance that the Group will be able to meet the relevant web traffic target, and the Group may receive a substantially lower guaranteed amounts or may be required to refund amounts the Group previously received. This new advertising agency agreement will expire on December 31, 2014.

•                  On April 30, 2014, the Group entered into an agreement with Shanghai Qinhe Internet Technology Software Development Co., Ltd., (“Qinhe”), a company controlled by Mr. Xu, which operates iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video.  This agreement stipulates that the Company will assist Qinhe by providing online game marketing services.  Qinhe will share a portion of its profits that are generated from the Company’s video viewers who play Qinhe’s games after linking to them through advertisements on the Group’s websites.  Profits are calculated as revenues from the games operated by Qinhe, net of licensing fees payable to game developers. The Group has provided these game marketing services to Qinhe from April 3, 2014 onward. This agreement expires on March 31, 2015.

•                  On May 4, 2014, the Group entered into a separate agreement with Qinhe to provide interactive entertainment marketing services under a similar arrangement to that described above.  Pursuant to this agreement, the Group will share a certain percentage of Qinhe’s revenues generated from its video viewers who visit the iSpeak platform by linking thereto from advertisements on the Group’s website and spend monies with iSpeak. On May 4, 2014, the Group started to provide these marketing services to Qinhe. This agreement expires on May 3, 2015.

As a result, related party revenues the Group expects to generate prospectively under these agreements with Qinhe will depend on the performance of the iSpeak platform and the games operated by Qinhe, which will be affected by factors beyond the Group’s control.  In addition, the Group’s future level of reliance on online advertising revenue from New Shengyue is expected to be substantially lower than the level of reliance under the previous agreement.  While New Shengyue is no longer a related party with effect from April 2014, Qinhe, due to the substantial shareholding by Mr. Xu, is now a related party of the Group, and the Group expects that related party revenue will constitute a significant portion of future expected revenues and cash flows for the foreseeable future.  There is significant uncertainty as to the amounts, or growth sought to be achieved in, revenues and cash inflows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)                                 Basis of presentation; liquidity and going concern

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).  The preparation of consolidated financial statements in conformity with US GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities at the dates of the financial statements. Significant accounting estimates reflected in the Company’s financial statements include accruals for sales rebates, allowances for doubtful accounts, assessment of impairment for long-lived assets and goodwill, the useful lives for intangible assets and property and equipment,

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

share-based compensation expense, the recognition and measurement of deferred taxes, and loss contingencies. Actual amounts may differ from these estimates under different assumptions or conditions.

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

In August 2011, the Company disposed of 80% of its (previously 100%) equity interest in Yisheng by contributing a 60% stake in Yisheng to affiliates of Shanda. A remaining 20% stake, to arrive at the 80% disposed, was granted to a then-employee of Ku6 (20%). The Company’s interest in Yisheng was 20% at December 31, 2011 and 2012. As a result of the previous capital transaction related to Yisheng and the loss of a controlling financial interest, the Company deconsolidated Yisheng and recorded its remaining interest in Yisheng as an investment subject to the equity method of accounting (Note 6).

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

(b) Liquidity and going concern

The accompanying financial statements have been prepared assuming the Group will continue as a going concern. However, the Group has incurred significant net losses and negative cash flows from operations in each of the three most recent years. As of December 31, 2013, the Group had cash and cash equivalents of $1.7 million, had accumulated deficits of $176.4 million, reported a negative working capital balance of $1.7 million, and had negative operating cash flows of $11.5 million for the year then ended.

The Group expects to derive its 2014 revenues from revenue sharing agreements with Qinhe described in the foregoing footnote and an advertising agency agreement with New Shengyue.  Cash collection from these sources depends on the performance of the iSpeak platform, the performance of the games operated by Qinhe, and contractual terms agreed to with Qinhe and New Shengyue. The Group will need to obtain further new revenue sources and additional near-term financing to fund its daily operations, as its current cash flow projections indicate that cash inflows from operating activities will be insufficient in the near term. Subsequent to December 31, 2013, Shanda Media provided an additional RMB 20.0 million to the Group as further described below.  However, additional financings obtained subsequent to December 31, 2013 have not fully alleviated the pressure on the

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

Group’s working capital and liquid resources.  All aforementioned factors raise substantial doubt about the Group’s ability to continue as a going concern. In order to continue its operations, the Group must generate sufficient revenues, raise more funds, and/or curtail its operational and capital expenditures to achieve profits and positive cash flows.

In order to reduce operating cash outflows, the Group adopted a plan to reduce its headcount by approximately 40% in various departments in April 2014 (Note 20). The Group has also taken other cost reduction measures, including improving the efficiency of its network to reduce infrastructure costs, as well as reducing its content acquisition costs. Furthermore, in connection with the Share Purchase Transaction, Shanda Media extended a loan of RMB20.0 million to the Group in April 2014 and subsequently waived the Group’s obligation to repay this loan in order to satisfy one of the closing conditions under the share purchase agreement with Mr.Xu.  This forgiven loan will be accounted for as an increase to the Group’s equity capital. Mr. Xu has also undertaken in the share purchase agreement to procure additional equity or debt financing for the Group in the amount of no less than US$10.0 million by October 30, 2014.

There can be no assurance, however, that such expected financing described above, or any other financings, will be successfully completed or completed on terms acceptable to the Group. The Group’s plans for operations, even if successful, may not result in cash flow sufficient to finance and maintain its business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In connection with the substantial uncertainties surrounding future revenues and cash flows, and the concomitant uncertainty associated with recovering various assets, the Group recorded impairment in its financial statements for the year ended December 31, 2013 as follows:

•                  A $20,993,137 impairment charge for intangible assets (Note 5)

•                  A $6,232,770 impairment charge for goodwill (Note 7)

•                  A derecognition of associated deferred tax liability of $4,826,059 (Note 12)

(2)                                 Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and VIEs. All inter-company transactions and balances have been eliminated upon consolidation. Affiliated companies in which the Company has partial ownership and controls more than 20% but less than 50% of the investment are accounted for using the equity method of accounting. The Company’s share of earnings (losses) of such equity investments are included in the accompanying consolidated statements of operations and comprehensive loss.

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

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide advertising services and hold Internet Content Provider (“ICP”) licenses and/or Licenses for Transmission of Audio-Visual Programs through the Internet (“the Licenses”), the Group conducts substantially all of its advertising business through its VIEs. The paid-in capital balances of VIEs Ku6 Beijing Information and Ku6 Network were funded by the Company through loans extended to the authorized individuals (“nominee shareholders”); Tianjin Information was incorporated by Ku6 Beijing Information.

The Company has various agreements with its VIEs, through which the Company holds all the variable interests of the VIEs and has the power to direct the activities of the VIEs. Consequently the Company is the primary beneficiary of these VIEs. Details of certain key agreements with the VIEs are as follows:

Loan Agreements: Beijing Technology, Kusheng and Tianjin Technology (the “Subsidiaries”) have granted interest-free loans to the nominee shareholders with the sole purpose of providing funds necessary for the equity

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

capital of Ku6 Beijing Information, Ku6 Network and Ku6 Culture. The portions of the loans for equity capital are eliminated with the capital of Ku6 Beijing Information, Ku6 Network and Tianjin Technology in consolidation. The interest-free loans to the nominee shareholders of Beijing Information, Ku6 Network and Ku6 Culture as of December 31, 2013 were RMB20 million, RMB10 million and RMB1 million, respectively. Beijing Technology, Kusheng and Ku6 Culture are able to require the nominee shareholders to settle the loan amount through the entire equity interests of Ku6 Beijing Information, Ku6 Network and Ku6 Culture and nominate someone else to hold the shares on Beijing Technology, Kusheng and Ku6 Culture’s behalf.

Proxy Agreements: The nominee shareholders of the VIEs irrevocably appointed the Subsidiaries’ officers to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in the VIEs, making all the operational, financial decisions and the appointment of the directors, general managers and other senior management of the VIEs.

Equity Interest Pledge Agreements: The nominee shareholders of the VIEs have pledged their respective equity interests in the VIEs as collateral to secure the nominee shareholders’ obligations under other agreements and for the payment by the VIEs under the exclusive technical consulting and services agreements and the loan agreements. The Pledge Agreements have been registered with the applicable local branches of the State Administration for Industry and Commerce. The nominee shareholders of the VIEs cannot sell or pledge their equity interests to others without the approval from the Subsidiaries, and the nominee shareholders of the VIEs cannot receive any dividends without the approval of the Subsidiaries.

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

Exclusive Business Cooperation Agreements: The Subsidiaries are the exclusive provider of technical, consulting and related services and information to the VIEs.  Under these arrangements, the Subsidiaries have the unilateral right to charge service fees to the VIEs to recover substantially all of the VIEs’ profits.

As a result of the above contractual agreements, the Company determined that it has the power to control the economic activities most significant to the VIEs and is the primary recipient of the economic rewards or risks, as the case may be.  As such, the Company consolidates the VIEs as required by ASC 810-10.

As of December 31, 2012 and 2013, the assets of the VIEs were as follows:

	December 31, 2012	December 31, 2013

Cash and cash equivalents	1,617,258	252,925
Accounts receivable	13,289	36,117
Amounts due from related parties	4,399,037	6,380,630
Property and equipment	421,571	1,036
Deposits and other non-current assets	291,102	311,773
Total assets	6,742,257	6,982,481

These balances are reflected in the Group’s consolidated financial statements with intercompany transactions eliminated. Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets freely transferred out of the VIEs. Therefore, the Company considers that there is no asset in any of its consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

and PRC additional paid-in capital of the VIEs in the amount of $4.9 million as of December 31, 2013 (2012: $4.9 million).

As all the VIE subsidiaries are incorporated as limited liability companies under PRC Company Law, creditors thereof do not have recourse to the general credit of the Group for any of the liabilities of the VIE subsidiaries. As of December 31, 2012 and 2013, the liabilities of the VIEs were as follows:

	December 31, 2012	December 31, 2013

Accounts payable	2,414,219	3,618,573
Amounts payable due to related parties	23,290,628	20,740,356
Accrued expenses and other current liabilities	3,133,510	6,443,737
Other payables due to related parties	17,083,882	11,488,373
Total liabilities	45,922,239	42,291,039

As of December 31, 2013, the total deficit of the VIE subsidiaries was $35.3 million (2012: $39.2 million).

For the years ended December 31, 2011, 2012 and 2013, the summarized operations of the VIEs were as follows:

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013

Net revenue	18,744,535	13,956,477	14,483,007
Net profit (loss)	(25,011,099)	(1,331,497)	4,746,859

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

For the year ended December 31, 2013, the net revenue of VIEs included a charge from VIE to the subsidiary of the Company with the amount of $2.3 million for the services provided by the VIE as requested by the local authorities (2011 and 2012 : nil and nil). The VIE revenue charge and derecognition of liabilities resulted in the net profit of the VIEs for the year ended December 31, 2013.

Please refer to “Contingencies” under Note 19 for the risks relating to the VIE arrangements.

(3)                                 Significant risks and uncertainties

The Group participates in a dynamic high technology industry and believes that, in addition to the factors resulting our conclusions with respect to going concern, changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: i) changes in the overall demand for services and products; ii) changes in business offerings; iii) competitive pressures due to new entrants; iv) advances and new trends in new technologies and industry standards; v) changes in bandwidth suppliers; vi) relying on the cooperation with Qinhe; vii) regulatory considerations; viii) copyright regulations; and ix) risks associated with the ability to attract and retain employees necessary to support growth.

(4)                                 Fair value

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

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

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

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

(5)           Business combinations and non-controlling interests

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

The Group follows guidance in ASC Topic 810 regarding non-controlling interests. Non-controlling interests are classified as a separate component within equity. Consolidated net income on a total enterprise basis is adjusted within the statement of operations and comprehensive loss for net income attributed to non-controlling interests and consolidated comprehensive income is adjusted for comprehensive income attributed to non-controlling interests.

(6)           Foreign currency translation

The functional currency and reporting currency of the parent company is the United States dollar (“U.S. dollar”). The Group’s Subsidiaries and VIEs use Renminbi (“RMB”) as their functional currency.

Assets and liabilities of the Subsidiaries and VIEs are translated at the current exchange rates quoted by the Federal Reserve Bank of New York in effect at the balance sheet dates, equity accounts are translated at historical exchange rates, and revenues and expenses are translated at the average exchange rates in effect during the reporting period to the U.S. dollar. Translation adjustments resulting from foreign currency translation to reporting currency are reported as cumulative translation adjustments and recorded in accumulated other comprehensive income (loss) in the consolidated statements of changes in equity for the years presented.

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

Pursuant to the People’s Republic of China State Administration of Foreign Exchange (“SAFE”), the conversion of U.S. dollars to RMB is governed as to amount and a uniform exchange rate is set by the People’s Bank of China on a daily basis pegged to a basket of major currencies.  Correspondingly, RMB to U.S. dollar conversion does not carry the same ease as conversion may with other major currencies.  The rates of exchange for the U.S. dollar quoted by the Federal Reserve Bank of New York were RMB 6.2301 on December 31, 2012 and RMB 6.0537 on December 31, 2013.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

(7)           Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments placed with bank or other financial institutions with no restriction to withdrawal or use, which have original maturities of three months or less.

Included in cash and cash equivalents are cash balances denominated in RMB of approximately RMB6,406,727 and RMB20,780,927 (equivalent to approximately $1,058,315 and $3,335,569) as of December 31, 2013 and 2012, respectively.

(8)          Allowances for doubtful accounts

The Group determines allowances for doubtful accounts when facts and circumstances indicate that receivables are unlikely to be collected by taking into account an aging analysis of receivable balances, historical bad debt records, repayment patterns in the prior year, and other factors such as the policies of operators and financial conditions of customers.  The Group’s accounts receivable are almost fully provided for by an allowance, and cash inflows related to accounts receivable principally consist of collections on fully reserved receivables.  In 2013, the Group provided an allowance against the full amount of a related party receivable based upon an updated assessment of collectability for the long-aged amount (Note 11). This allowance was charged to other expense, as the party from whom payment was being sought is only indirectly related to Shanda and the amounts in question relate to recovery being sought from that outside party.

(9)          Investments in affiliates

Affiliated companies (partially owned affiliates) are entities over which the Group has significant influence, but which it does not control. Investments in affiliated companies are accounted for by the equity method of accounting. Under this method, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the consolidated statements of operations. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company (no such obligations or payments have been undertaken or made for the periods presented).

The Group continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the Group’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Group considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date, and the Group’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. There were no impairments of such investments for the years ended December 31, 2011, 2012 and 2013.

(10)         Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

Furniture and office equipment	3 years
Telecommunications equipment	3 years
Leasehold improvements	Lesser of original lease term or estimated useful life

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

Expenditures for maintenance and repairs are expensed as incurred. Gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations.

(11)         Acquired intangible assets, net

An intangible asset is required to be recognized separately from goodwill based on its estimated fair value if such asset arises from contractual or legal right or if it is separable as defined by ASC 805. Acquired intangible assets consist of intangible assets with finite lives, as detailed in Note 5, acquired through direct purchases and various business acquisitions and are amortized on a straight-line basis over their estimated useful economic lives.  As further described in Note 5, the Group provided a full impairment provision on its acquired intangibles in 2013.

The estimated useful economic lives by major intangible asset category used by the Company are as follows.

Trademark	20 years
Technology	7 years

(12)         Video production and acquisition costs and licensed video copyrights

The Company contracts third parties for the production of, self produces and self-generates video copyrights for content to exhibit on its websites, and also licenses copyrights from other parties for content distribution on its website ku6.com.

Video production and acquisition costs

Following the guidance under ASC 926-20-25, video production (which mainly includes direct production costs and production overhead) and acquisition costs are capitalized, if the capitalization criteria are met, and are stated at the lower of unamortized cost or estimated fair value.

With respect to production and acquisition costs, until the Group can establish estimates of secondary market revenues, capitalized costs for each video produced are limited to the amount of revenues contracted for that video. The costs in excess of revenues contracted for that video are expensed as incurred on an actual basis, and are not restored as assets in subsequent periods. Once the Group can establish estimates of secondary market revenues in accordance with ASC 926-20-35-5(b), it capitalizes subsequent film costs.

Capitalized video production costs are amortized in accordance with the guidance in ASC 926-20-35-1 using the individual-film-forecast-computation method, based on the proportion of the revenues earned in a period to the estimated remaining unrecognized ultimate revenues as of the beginning of that period. The Group estimates total revenues to be earned (“ultimate revenues”) throughout the life of a video. Ultimate revenue estimates for the produced or acquired videos are periodically reviewed and adjustments, if any, will result in changes to amortization rates. Estimates used in calculating the fair value of the self produced content are based upon assumptions about future demand and market conditions. The capitalized costs are subject to assessment for impairment in accordance with ASC 926-20-35-12 to 35-18, if an event or change in circumstances indicates that the fair value is less than unamortized cost.

During each of the three years ended December 31, 2013, video production and acquisition costs did not meet the criteria for capitalization and as a result all the video production costs were expensed as incurred.

Licensed video copyrights

Licensed video copyrights are amortized over their respective licensing periods, which range from 1 to 3 years for all periods presented.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

The licensed video copyrights are carried at the lower of amortized cost or net realizable value. Under the net realizable value approach, the Group determines the expected cash inflows that are directly attributed to the content category which comprise of the expected revenues directly attributable to the content category less the direct costs to deliver the content to derive the net realizable value of the asset. The Group writes down the carrying value of the licensed content if the estimated net future direct cash inflows from the licensed video copyrights over the licensing period are lower than the carrying amount.

Amortization and write-down expenses for the year ended December 31, 2011 was $3,721,696. There were no amortization and write-down expenses for the years ended December 31, 2012 and 2013.

(13)         Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets acquired and liabilities assumed as a result of the Group’s acquisitions. The Group’s goodwill is associated with the Group’s single reporting unit.

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

Based upon application of the two step impairment evaluation approach at the Group’s annual evaluation dates, no impairment losses were recorded in the years ended December 31, 2011 and 2012. In the year ended December 31, 2013, based upon the same approach at the Group’s annual evaluation date, considering the facts and circumstances described in Notes 1 and 2 concerning the Group’s future business prospects and plans, the Group recorded an impairment charge to write off, in its entirety, the reporting unit’s (the entire Group)’s goodwill by $6.2 million. See Note 7, “Goodwill” for additional information.

(14)                          Impairment of long-lived assets

The Group reviews its long-lived assets including property, plant and equipment and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the  Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group uses estimates and judgments in its impairment tests and if different estimates or judgments are utilized, the timing or the amount of the impairment charges could be different. Impairment of $1.4 million for a customer list intangible asset was recognized in the year ended December 31, 2011 as further discussed in Note 5; no impairment was recognized in the year ended December 31, 2012.

In the quarter ended December 31, 2013, based upon the triggering events described in Notes 1 and 2 which involved significant uncertainty regarding future net cash inflows and an assessment of reduced expectations for the

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

Group’s future projected results of operations, the Group recognized a full impairment loss of $21.0 million its acquired intangible assets.  No impairment was provided on fixed assets as the carrying value of fixed assets was less than fair value.

(15)         Financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, prepayments and other current assets, amounts due from/to related parties, accounts payable, and accrued expenses and other current liabilities. As of December 31, 2012 and 2013, their carrying values approximated their fair values because of their generally short maturities. There were no financial assets or liabilities that were measured at fair value at December 31, 2012 or 2013.

(16)         Revenue recognition and cost of revenues

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

Under an arrangement with Shengyue (Notes 1 & 11) which expired on December 31, 2013 and was subsequently extended to March 31, 2014 (replaced by a new arrangement thereafter), components of the arrangement included an arrangement for guaranteed minimum advertising revenues and an arrangement for sharing of excess advertising revenues after deducting commission fees earned by Shengyue based upon increasing percentages for additional tiers (layers) of revenues in excess of the guaranteed amount. There were no commission fees incurred for any historical periods, as the Group earned only the minimum guaranteed revenues in 2011, 2012 and 2013. The guaranteed advertising revenues and any excess advertising revenues net of commission fees are recognized ratably over varying service periods as governed by the specific agreements, as the Group is able to timely obtain information to determine historical advertising revenues as a basis for preparing financial statements.

The Group reports the revenue earned from both related and third party ad agencies based on the net amount after considering the indicators to record revenue gross versus set forth in ASC 605-45, “Principal Agent Considerations.”

The Group makes credit assessments of customers to assess the collectability of contract amounts prior to entering into contracts. For those contracts for which the collectability is assessed as not reasonably assured, the Group recognizes revenue only when cash is received and all revenue recognition criteria are met.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

For revenue arrangements contracted with third-party advertising agencies, the Group provides cash incentives in the form of rebates based on volume and performance, and accounts for such incentives as a reduction of revenue in accordance with ASC 605-50-25. The cash incentives to third-party advertising agencies in the years ended December 31, 2011, 2012 and 2013 were $1,374,030, $72,464 and nil, respectively.

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

(17)         Product development expenses

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

(18)         General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, bad debt provision, litigation accruals, depreciation, amortization of intangible assets, professional service fees, share-based compensation, office rental fees, and other expenses.

(19)         Sales and marketing

Sales and marketing expenses consist primarily of sales and marketing personnel payroll compensation and related employee costs, advertising and market promotion expenses, and other overhead expenses incurred by the Group’s sales and marketing personnel.

(20)         Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $2,493,901, $553,380 and $287,070 for the years ended December 31, 2011, 2012 and 2013, respectively, and were included in selling and marketing expenses.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

(21)         Share-based compensation

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

In accordance with ASC 718, the Group has recognized share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with graded vesting features and service conditions only and using the graded-vesting attribution method for awards with graded vesting features and performance conditions. See Note 14 for further information on stock-based compensation.

(22)         Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases, meaning those meeting the capitalization criteria in ASC 840, “Leases”, are accounted for as capital leases. Payments made under operating leases, net of any incentives received by the Group from the leasing company, are charged to the consolidated statement of operations and comprehensive loss on a straight-line basis over the lease periods, as specified in the lease agreements, with reference to the actual number of users of the leased assets, as appropriate.

(23)         Taxation

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

ASC 740-10-25 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Group does not have any liabilities for unrecognized tax benefits as of December 31, 2012 or 2013. Were the Group to have such liabilities, interest and penalties would be recognized in tax expenses.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

(24)                          Statutory reserves

The Group’s subsidiaries incorporated in the PRC and the VIEs are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

The Group’s subsidiaries must make appropriations to (i) general reserve and (ii) enterprise expansion fund in accordance with the Law of the PRC on Enterprises Operated Exclusively with Foreign Capital. The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; enterprise expansion fund appropriation is at the PRC subsidiaries’ directors’ discretion. The Company’s VIEs, in accordance with the China Company Laws, must make appropriations to a (i) statutory reserve fund and (ii) discretionary surplus fund. The statutory reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; other fund appropriation is at the VIEs’ directors’ discretion.

The general reserve fund and statutory reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. The enterprise expansion fund can be used to expand production and operations; it also may be used for increasing registered capital.

Appropriations to these funds are classified in the consolidated balance sheets as statutory reserves; however, such reserves are zero. No appropriations were made during the years ended December 31, 2011, 2012 and 2013. There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group does not do so.

(25)                          Contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. See Note 19.

(26)                          Earnings (loss) per share

Basic earnings (loss) attributable to the Group’s ordinary shareholders per share is computed by dividing earnings (loss) attributable to the Group’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) attributable to the Group’s ordinary shareholders’ per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the conversion of convertible debt (using the “if-converted method”) and upon the exercise of stock options (using the “treasury stock method”). Potential ordinary shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

For each of the three years in the period ended December 31, 2013, the dilutive effect of potential ordinary shares was not factored into the calculation as a net loss was incurred in each period.

(27)                          Comprehensive loss

Comprehensive loss is defined as the change in equity of a company during the period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive loss, as presented on the accompanying consolidated balance sheets, consists of cumulative foreign currency translation adjustments included in other comprehensive income (loss), which are presented net of tax (zero tax effect).

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

(28)                          Recent accounting pronouncements

In February of 2013, the FASB issued ASU 2013-02, “Comprehensive Income (Topic 220), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. The amendments in this ASU require an entity to provide information about amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income (for example, where amounts are reclassified to inventory), an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. For public entities, the amendments are effective with prospective application for reporting periods beginning after December 15, 2012. The Group adopted this ASU beginning January 1, 2013 and the adoption of this ASU did not impact on the Group’s consolidated financial statements.

In April of 2014, the FASB issued ASU 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. The amendments therein prescribe a higher threshold to be met in establishing that a business disposed of, or held for sale, qualifies as a “discontinued operation”.  In particular, the amendments stipulate that a component, or group of components, being evaluated for discontinued operations presentation must be associated with a strategic shift that will have a major effect on an entity’s operations and financial results.  The amendments in the ASU also remove 2 significant pre-existing requirements to qualify as a discontinued operation: (i) that the operations and cash flows of the discontinued entity have been substantially eliminated from the continuing entity and (ii) that the continuing entity have no substantial continuing involvement with the discontinued operation.  This ASU also prescribes (i) separate balance sheet presentation for all comparative periods of assets and liabilities associated with discontinued operations and (ii) additional disclosure requirements, including for disposals of significant components that do not qualify as discontinued operations under the higher threshold.  The updated guidance is effective for public business entities and certain not-for-profit entities for interim periods and annual periods beginning after December 15, 2014, and for all other entities for annual periods beginning after December 15, 2014, but interim periods beginning after December 15, 2015. The adoption of this ASU by the Group effective January 1, 2015 may impact the Group’s consolidated financial statements in the future to the extent that the Group has an event which qualifies as a potential discontinued operation.

(29)                          Government Subsidies

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

For the years ended December 31, 2011, 2012 and 2013, cash subsidies of $1,265,182, $1,514,570 and $1,484,789 were recognized as other income, respectively.

(30)                          Segment reporting

Based on the criteria established by ASC 280, the authoritative accounting guidance for segment reporting, the Group currently operates and manages its business as a single operating segment, “Online Advertising” (Note 15).

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

(31)         Reclassifications

In 2013, the Group reclassified an impairment charge related to intangible assets from general and administrative expenses to separately present the amount in order to ensure comparable presentation with certain 2013 impairment charges.

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of:

	December 31, 2012	December 31, 2013

Prepaid expenses	309,503	218,420
Advances to suppliers	158,825	113,293
Staff advances and other receivables	55,053	54,254
	523,381	385,967

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of:

	December 31, 2012	December 31, 2013

Furniture and office equipment	696,780	866,517
Telecommunications equipment	4,699,800	4,835,937
Leasehold improvements	1,344,800	1,405,933
	6,741,380	7,108,387
Less: Accumulated depreciation and amortization	(3,823,268)	(5,740,027)
	2,918,112	1,368,360

Depreciation expense for the years ended December 31, 2011, 2012 and 2013 was $3,409,647, $1,941,761 and $1,829,963, respectively.  The Company acquired $220,403 in additional property and equipment in 2013 (2012 and 2011: $1,231,013 and $2,428,694).

5. ACQUIRED INTANGIBLE ASSETS, NET

	December 31, 2012
	Gross carrying amount	Accumulated amortization	Net carrying amount

Trademark	24,901,940	(3,631,533)	21,270,407
Technology	2,197,230	(915,513)	1,281,717
	27,099,170	(4,547,046)	22,552,124

	December 31, 2013
	Gross carrying amount	Accumulated amortization	Impairment (Note 5)	Net carrying amount

Trademark	24,901,940	(4,876,630)	(20,025,310)	—
Technology	2,197,230	(1,229,403)	(967,827)	—
	27,099,170	(6,106,033)	(20,993,137)	—

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

Amortization expenses for the years ended December 31, 2011, 2012 and 2013 were $1,787,796, $1,558,987 and $1,558,987, respectively.  In 2011, after an assessment of recoverability on the Group’s customer list intangible asset following a business strategy change from dependence on long-form video content, including purchased content, to shorter-form videos and user generated content, such asset was determined to be fully impaired and a corresponding provision was recorded in the amount of $1,365,376.

As of December 31, 2013, based upon the triggering events described in Notes 1 and 2 which involve significant uncertainty regarding future net cash inflows and an assessment of reduced expectations for the Group’s future projected results of operations, the trademark and technology intangible assets were determined to be fully impaired. This assessment was reached after determining that the future undiscounted cash flows expected to be recovered from these the assets were significantly less than the carrying value thereof.  In arriving at this conclusion, the Group considered the persuasive evidence of future discounted cash flows implied by the Group’s public share price and its market capitalization (a market based approach, as a per-share price can be interpreted as evidence of discounted future cash flows).  However, management concluded, given the significant changes commenced with respect to the Group’s business model in early 2014, that an income approach was warranted as it related to the Group’s intangible assets and goodwill.  The Group’s public share price and market capitalization at December 31, 2013 did not fully incorporate the reduced expectations and/or significant uncertainties regarding future revenues and cash flows associated with the strategic changes commenced in early 2014.  Therefore, in management’s judgment, an income approach to valuation was necessary to adequately take into account the Group’s business challenges and associated liquidity concerns, regardless of the positive evidence supplied by a market capitalization view.

Projections of future cash flows related to the asset group (the entire company, or the Group’s sole reporting unit, where the trademark intangible is the primary asset) were prepared; these projections took into account the uncertainties associated with future revenues and cash flows from advertising revenue and the recent collaboration with Qinhe described in Note 1.  The analysis indicated that the future undiscounted cash flows were significantly less than the Group’s carrying value.  Accordingly, further analysis, using a discount rate representing the Group’s cost of equity capital plus an appropriate risk premium calibrated to the significant uncertainties associated with future cash flows and unproven changes to the business model, was undertaken to compute the present value of the undiscounted cash flows.  Based on this analysis, it was indicated that the entire amount of intangible assets was impaired.  However, considering relevant U.S. GAAP provides that impairment charges are allocated amongst the assets comprising an asset group on the basis of relative carrying value, the Group did not provide any impairment on other long lived assets or fixed assets as available market evidence indicated that those assets had fair values which exceeded their carrying values and were therefore individually recoverable.   The Group recorded a further significant impairment charge for goodwill (Note 7).

6. INVESTMENTS IN EQUITY AFFILIATES

In August 2011, the Group disposed of an 80% equity interest to related parties and a then employee of the Group, and retained a 20% equity interest in Yisheng (Note 2(1)(a)). The Group evaluated its remaining interest in Yisheng under relevant guidance in ASC 810 and ASC 323, pertaining to consolidation and equity method accounting, respectively. The Group determined that it does not have a controlling financial interest in the investee, but rather possesses significant influence. Accordingly, the Group has accounted for this investment under the equity method. The investment was recorded based on the interest percentage of Yisheng’s equity fair value after reflecting a capital contribution by Shanda to Yisheng. As of December 31, 2012 and 2013, the investment in Yisheng had been reduced to nil as a result of the Group’s equity share of losses and after giving effect to the impact of foreign currency translation.

	December 31, 2010	Equity Investment	Share of loss	Foreign currency translation	December 31, 2011

Equity interest in Yisheng	—	522,252	(263,313)	(3,658)	255,281

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

	December 31, 2011	Share of loss	Foreign currency translation	December 31, 2012

Equity interest in Yisheng	255,281	(252,585)	(2,696)	—

	December 31, 2012	Share of loss	Foreign currency translation	December 31, 2013

Equity interest in Yisheng	—	—	—	—

7. GOODWILL

The changes in the carrying amount of goodwill are as follows.

January 1, 2011	6,232,770
Changes in goodwill	—
December 31, 2011	6,232,770
Changes in goodwill	—
December 31, 2012	6,232,770
Impairment	(6,232,770)
December 31, 2013	—

ASC Topic 350 requires that the goodwill impairment assessment be performed at the reporting unit level. The Group performed an impairment test at the reporting unit level and concluded that there was no impairment as to the carrying value of goodwill as of December 31, 2011 and 2012.  This impairment test principally considered the excess of the market capitalization of the Group’s equity as compared to the carrying value thereof, considering the Group’s business constitutes the entire reporting unit.

As of December 31, 2013, based upon the triggering events described in Notes 1 and 2 which involve significant uncertainty regarding future net cash inflows and an assessment of reduced expectations for the Group’s future projected results of operations, management concluded that observable market data was of substantially reduced relevance in terms of indicating a fair value of the reporting unit.  Regardless of the Group’s public share price at that time, the existence of liquidity difficulties and the necessity of adopting changes to the business model to enhance the Group’s prospects were more compelling that a pure market approach analysis.  The Group’s public share price at December 31, 2013 did not incorporate the reduced expectations and uncertainties regarding the amount and timing of future revenues and cash flows associated with the early 2014 significant shifts in business strategy described in Note 1. Given the substantial dependence of the Group’s future revenues and cash flows upon changes to its business model and new agreements with different parties providing for future revenues, an income approach was adopted as the basis for the evaluation.

In estimating the fair value of the reporting unit in the first step of the impairment test, significant management judgement was required. The underlying assumptions used in the first step of the impairment test considered the forecasted cash flows of the Group, which were subject to further significant reduction through a discount rate in excess of 20% which considered the Group’s cost of capital and a risk premium calibrated to the significant uncertainty associated with the Group’s future revenue generating plans and business model.  The most significant computational factors were the future projected revenues and the discount rate. The Group determined that the fair value of the reporting unit was less than the carrying value, which required it performance the second step of the impairment test.  In the performance of the second step of the impairment test, it was determined that the fair values of other assets subsumed the fair value of the reporting unit, implying the fair value of goodwill was zero. As a result, the Group impaired all of the goodwill and recorded $6,232,770 of impairment expense.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

8. FAIR VALUE MEASUREMENTS

As of December 31, 2012 and December 31, 2013, the carrying amount of the Company’s cash and cash equivalents, accounts receivable, prepayments and other current assets, amounts due from/to related parties, accounts payable, and accrued expenses and other current liabilities approximated fair value due to their short maturities. Accounts receivable, prepayments and other current assets, amounts due from/to related parties, accounts payable, and accrued expenses and other current liabilities, which are measured at carrying value, would represent Level 3 fair value measurements if carried at fair value due to the presence of significant unobservable inputs. The Company’s cash and cash equivalents would represent either Level 1 or Level 2 measurements depending on the presence of significant observable inputs such as interest rates.  There are no financial assets or liabilities that are being measured at fair value on a recurring basis at December 31, 2012 or December 31, 2013.

On a non-recurring basis, the Group tests its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of a long-lived asset may not be recoverable.  The Group measures the fair value of long-lived assets using discounted cash flow modelling and unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as appropriate discount rates which consider costs of capital and risk premia. During the years ended December 31, 2011, 2012 and 2013, the Group recognized impairment losses of $1.4 million, nil and $21.0 million for its intangible assets, respectively, and recognized an impairment loss of $6.2 million for goodwill in 2013.

The Group has not presented tabular disclosures or further qualitative information regarding fair value for these long-lived Level 3-classified assets because the related assets have been fully written off in 2011 and 2013.  Accordingly, the related fair values are zero. See Notes 5 and 7 for additional information, including rollforward information pertaining to the assets.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31, 2012	December 31, 2013

Accrued litigation provision	2,077,753	2,079,671
Accrued payroll	1,951,347	659,870
Accrued professional service fees	1,766,673	1,720,454
Accrued welfare benefits	1,367,536	1,462,926
Advances from customers	415,475	26,920
Taxes payable	883,095	400,602
Other accrued expenses	891,605	837,187
	9,353,484	7,187,630

10. OTHER INCOME, NET

	Year ended	Year ended	Year ended
	December 31, 2011	December 31, 2012	December 31, 2013
Government subsidies	1,265,182	1,514,570	1,484,789
Gain on derecognition of long-aged operating liabilities	—	—	2,938,250
Reimbursement from depository bank related to ADR program	—	—	240,470
Provision for Seed Music receivable (related party)	—	—	(980,000)
Others - net	28,953	213,968	417,530
Total	1,294,135	1,728,538	4,101,039

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

For the year ended December 31, 2013, gain arising from derecognition of long-aged operating liabilities of $2,938,250 was recognized. These amounts included $1,077,242, $818,914 and $1,042,094 in write-offs of sales rebate payables (included in accounts payable), third-party commissions (included in accounts payable), and other accrued expenses payable, all related to the Group’s previous (pre-2011) advertising sales model.  These amounts were significantly aged and have been monitored through time; based upon no or very little further claims activity, payment was judged to be remote based upon the Group’s policies and past settlement experience. In 2013, based upon changed facts and a revised assessment indicating unlikely collection of a $980,000 loan receivable originated to Seed Music (a former subsidiary of the Group sold to Shanda Interactive in 2010) for which collection was being sought from a shareholder of Seed Music unrelated to the Group, the Group fully provided for the impaired loan and reduced its net value to zero. In light of the character of the original loan (which represented a cash outflow reporting in investing activities) and the lack of relation to the Group’s ongoing operations, as well as the fact that Seed Music is a related party not under common control, the Group recorded the corresponding charge as other expense within other income, net.

11. RELATED PARTY TRANSACTIONS AND BALANCES

Related Parties of Ku6 Media Co., Ltd.

Entity	Relationship to Ku6 Media Co., Ltd.
Shanda Interactive Entertainment Limited (“Shanda”)	Controlling shareholder
Shanda Computer (Shanghai) Co., Ltd. (“Shanda Computer”)	Wholly owned affiliate of Shanda
Shanghai Shulong Computer Technology Co., Ltd. (“Shanghai Shulong Computer”)	Consolidated affiliate of Shanda Games Limited
Shanghai Shulong Technology Co., Ltd. (“Shanghai Shulong”)	Consolidated affiliate of Shanda Games Limited
Chengdu Jisheng Technology Co., Ltd. (“Chengdu Jisheng”)	Wholly owned affiliate of Shanda
Shanghai Shengyue Advertising Co., Ltd. (“Shengyue”)	Wholly owned affiliate of Shanda until April 2014 (not related party thereafter)
Shanda Media Group Ltd. (“Shanda Media”)	Wholly owned affiliate of Shanda
Shanda Capital Limited. (“Shanda Capital”)	Wholly owned affiliate of Shanda
Shanda Games Ltd. (“Shanda Games”)	Affiliate under common control of Shanda
Hurray! Media Co., Ltd.	Wholly owned affiliate of Shanda
Shanghai Shengle Information Technology Co.,Ltd	Wholly owned affiliate of Shanda
Shanghai Shengda Network Development Co.,Ltd	Wholly owned affiliate of Shanda
Seed Music Group Limited	Significant influence exercised by Shanda

Following the 2010 Reorganization, the Group received advertising revenues from, and paid promotional service fees to, companies under common control by Shanda. Accordingly, certain revenues from the sale of advertising resources and related party costs of revenue are separately classified in the consolidated statement of operations and comprehensive loss. From time to time, the Group also lends cash resources to (or borrows cash resources from) other companies under common control by Shanda based upon its U.S. or RMB-denominated cash resource positions and the related resources and needs of other companies under common control by Shanda.  These lending (borrowing) transactions are reflected as investing (financing) activities, respectively, in the consolidated statement of cash flows and are reflected in the consolidated balance sheet (and below in this Note) as other receivables due from, or other payables due to, related parties.

Annual Related Party Activities

During the years ended December 31, 2011, 2012 and 2013 significant related party transactions occurring during the annual periods were as follows.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Related party transactions in continuing operations:
Advertising revenue received from companies under common control by Shanda	8,076,155	12,481,927	12,404,031
Technical service fees reported in cost of revenues paid to companies under common control by Shanda	—	—	335,504
Promotion service fees reported in cost of revenues paid to companies under common control by Shanda	379,465	—	—
Purchase of equipment from companies under common control by Shanda	—	—	188,334
Loan borrowing from Shanghai Shulong Computer Technology Co., Ltd.	6,832,012	—	—
Loan borrowing from Shanghai Shulong Technology Co., Ltd.	6,503,884	—	—
Loan repayment received from Shanda Games Limited	—	13,900,000	3,300,000
Loan repayment paid to Shanghai Shulong Computer Technology Co., Ltd.	—	6,769,544	—
Loan repayment to Shanghai Shulong Technology Co., Ltd.	3,189,527	3,135,076	3,303,760
Loan to Shanda Games Limited	14,000,000	—	—
Loan to Shanda Capital Limited	—	470,000	13,865
Loan interest income from Shanda Games Limited	108,019	246,178	14,236
Loan interest income from Shanda Capital Limited	—	10,575	14,620
Convertible Bond issued to Shanda Media (Note 1)	50,000,000	—	—
Convertible Bond redeemed from Shanda Media (Note 1)	50,000,000	—	—
Interest expense for loan from companies under common control by Shanda	688,952	448,011	16,365
Interest expense of Convertible Bond issued to Shanda Media (Note 1)	375,000	—	—

The Company entered into a cooperative agreement with Shengyue in 2011, which was an advertising agency formerly controlled by Shanda and is currently an independent third party. Under this agreement, Shengyue was appointed as the Company’s primary agency to secure advertisements from various end advertisers. The Company provides advertising capacity/spots (i.e. headlines, banners, short video, etc) to Shengyue on its online video portal. This cooperative agreement covered a period of 1 year and 9 months commencing April 1, 2011. During the testing period from April 1, 2011 to June 30, 2011, Shengyue did not guarantee a minimum revenue stream to the Company, nor was the Company obligated for any commission fee. Following the testing period, the “commission free period” started from July 1, 2011 and ended on December 31, 2011, and during the period Shengyue guaranteed minimum advertising revenue for each fiscal quarter to the Company; however, the commission fee was waived in this period. Thereafter, in addition to the guaranteed minimum revenue, the Company was obligated for commission fees based on certain percentages of the advertising revenue volume. There were no commission fees incurred for any historical periods, as the Group earned minimum guaranteed revenues in 2012 and 2013.

The most recent Shengyue cooperative agreement expired on December 31, 2013 and was renewed and extended to March 31, 2014. As further described in Note 20, on April 30, 2014, the Group entered into a new advertising agency agreement with New Shengyue, which is no longer owned by Shanda (from April 2014) and is currently a third party. Pursuant to this agreement, the minimum guarantee amount under this agreement is substantially lower than the minimum guaranteed amounts in the original advertising agency agreement that existed prior to March 31, 2014. In addition, if the Group fails to meet the web traffic targets, the minimum amount guaranteed by New Shengyue will be adjusted downward proportionally. This new advertising agency agreement will expire on December 31, 2014.

In April, 2013, the Group entered into a technical services agreement with Shanghai Shengda Network Development Co., Ltd., a company controlled by Shanda Interactive, which will continue in 2014. Pursuant to this

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

agreement, Shanghai Shengda Network Development Co., Ltd. provided technical support services including computer cabinet management, server maintainance, and other items.  The service fees are settled on a monthly basis.

In March 2012, the Company provided a $0.5 million unsecured loan to Shanda Capital Limited, a company controlled by Shanda Interactive, which carries an interest rate of 3% per year and was originally due on March 25, 2013. The term of the loan was subsequently extended to March 25, 2014 with an interest rate of 3% per year. The loan was repaid in March 2014.

Year-End Related Party Balances

At December 31, 2012 and December 31, 2013, the amounts receivable from and payable to related parties included in the consolidated balance sheet mainly represent the outstanding amounts arising from the transactions described in the preceding section.

Accounts Receivable balances due from related parties are as follows:

	December 31, 2012	December 31, 2013

Shanghai Shengyue Advertising Co., Ltd.	4,333,797	6,313,489
Other companies under common control by Shanda	65,240	208,495
	4,399,037	6,521,984

The receivables at December 31, 2013 from Shengyue related to the pre-existing advertising revenue arrangement described in the preceding subsection of this note were subsequently collected in full.

Accounts payable balances due to related parties are as follows:

	December 31, 2012	December 31, 2013

Shanghai Shengle Information Technology Co., Ltd.	—	190,837
Shanghai Shengda Network Development Co.,Ltd	—	355,820
Other companies under common control by Shanda	—	11
	—	546,668

Other balances with related parties are as follows:

	December 31, 2012	December 31, 2013
Other receivables due from related parties
Shanda Games Limited	3,389,567	—
Hurray! Media Co., Ltd. (Note 20)	1,246,641	1,246,641
Seed Music Group Limited (Note 10)	980,000	—
Shanda Capital Limited	480,575	495,196
Other companies under common control by Shanda	—	45,668
	6,096,783	1,787,505

All amounts due from related parties are non-interest bearing, unsecured and receivable on demand except for the receivables due from Shanda Capital Limited with an annual interest rate of 3%.  The Shanda Games Limited receivable was repaid in 2013.  In 2013, based upon changed facts and a revised assessment indicating unlikely collection of a $980,000 loan receivable originated to Seed Music (a former subsidiary of the Group sold to Shanda Interactive in 2010) for which collection was being sought from a shareholder of Seed Music unrelated to the Group, the Group fully provided for the impaired loan and reduced its net value to zero. In light of the character of the original loan (which represented a cash outflow reporting in investing activities) and the lack of relation to the Group’s ongoing operations, as well as the fact that Seed Music is a related party not under common control, the Group recorded the corresponding charge as other expense within other income, net.  In early

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

2014, the Group forgave its receivable due from Hurray! Media Co., Ltd. in partial exchange for an RMB 20.0 million contribution received from an affiliate of Shanda (Note 20).

	December 31, 2012	December 31, 2013
Other payables due to related parties
Shanghai Shulong Technology Co. Ltd	3,404,497	—
Other related party	375,000	375,000
	3,779,497	375,000

All amounts due to related parties are non-interest bearing and unsecured.

12. INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands.  The Subsidiaries or VIEs in the PRC are subject to PRC Enterprise Income Tax at a corporate income tax rate of 25%. There are no reduced tax rates afforded to the Group’s PRC entities.

Provision (benefit) for income taxes is comprised as follows for each annual period (all amounts relate to continuing operations).

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31,2013

Current income tax expense (benefit)	—	—	—
Deferred income tax expense (benefit)	(99,479)	—	(4,826,059)
	(99,479)	—	(4,826,059)

The principal components of deferred tax assets and liabilities are as follows:

	December 31, 2012	December 31, 2013
Current deferred tax assets (liabilities):
Cost and expense accruals	1,754,349	847,197
Revenue recognition	771,061	84,241
Less: valuation allowance	(2,525,410)	(931,438)
Current deferred tax assets, net	—	—

Non-current deferred tax assets (liabilities):
Depreciation and amortization	631,747	72,477
Net operating loss carry forwards	21,146,362	25,247,628
Less: valuation allowance	(21,778,109)	(25,320,105)
Non-current deferred tax assets, net	—	—

Intangible assets	(4,826,059)	—
Non-current deferred tax liabilities	(4,826,059)	—

A reconciliation between the PRC statutory income tax rate of 25% and the Company’s effective tax rate is as follows. The primary driver of the Company’s effective tax rate is the adjustments to the valuation allowance for deferred tax assets that are, as assessed under ASC 740, likely to not be realized in the foreseeable future. The primary drivers of the Company’s effective tax rate for 2013 are non-deductible impairment charges for intangible assets and goodwill, as well as the derecognition of deferred tax liabilities in relation thereto.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013

Statutory tax rate	25.0%	25.0%	25.0%
Differential statutory tax rates	(7.9)%	(4.7)%	(5.0)%
Non-deductible expenses	(7.9)%	(1.5)%	(14.8)%
Change in deferred tax liabilities	—	—	12.3%
Change in valuation allowance	(9.0)%	(18.8)%	(5.2)%
Effective tax rate	0.2%	0.0%	12.3%

The movement of valuation allowances were as follows:

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013

At beginning of year	(19,122,901)	(22,836,709)	(24,303,518)
Current year additions	(4,452,155)	(1,415,765)	(1,239,840)
Current year reversals	1,591,018	180,965	—
Effect of exchange rate changes	(852,671)	(232,009)	(708,185)
	(22,836,709)	(24,303,518)	(26,251,543)

At December 31, 2012 and 2013, tax loss carry forwards (on a gross basis prior to measurement via the tax rate) amounted to approximately $84.6 million and $101.0 million, respectively, which will expire in various years through 2018. The Company’s tax loss carry forwards exist only in the PRC, where the carry forward period is limited to five years.  The Company determines whether or not a valuation allowance is required at the level of each taxable entity within a tax jurisdiction. A valuation allowance of $24,303,518 and $26,251,543 has been established as of December 31, 2012 and 2013, respectively, in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future. At December 31, 2011, 2012 and 2013, all of the Company’s deferred tax assets were fully reserved through valuation allowances.

As noted in Note 2(23), the Company accounts for the financial statement effects of uncertain tax positions under the provisions of ASC 740-10.  At December 31, 2012 and 2013, there were no liabilities for unrecognized tax benefits as the Company did not have any significant uncertain tax positions requiring recognition and measurement under ASC 740-10.

In accordance with the PRC EIT Law, dividends which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax if and when remitted. Since there are no undistributed earnings of the Group’s subsidiaries located in the PRC that are available for distribution at December 31, 2012 and 2013 given the accumulated loss positions of the Group’s subsidiaries, no provision has been made for withholding taxes.  Further, the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business in the PRC.

13. REPURCHASE OF SHARES

Pursuant to a share repurchase program announced December 30, 2011, the Company’s Board of Directors authorized the Company to repurchase up to US$3.2 million of its outstanding ADSs from time to time, based on market conditions. In 2013, the Company repurchased a total of 57,982 ADS (2012: 99,585) for aggregate consideration of $58,147 (2012: $97,695) from unrelated third parties, at a weighted average price of $1.00 per ADS (2012: $0.98).  The excess of the repurchase price above par value was charged to additional paid-in capital.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

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

14. EQUITY COMPENSATION PLANS

2004 Share Incentive Plan

Ku6 Media’s 2004 Share Incentive Plan (“2004 Plan”) allows the Company to offer incentive awards to employees, directors, consultants or external service advisors of the Company. Under the terms of the Plan, options were generally granted at prices equal to or greater than the fair market value on the grant date, expire 10 years from the date of grant, and generally vest over 3-4 years.

Stock options under these plans were all granted prior to 2006 and as of January 1, 2006 all granted stock options were vested. There were 34,669,372 and 15,720,000 options outstanding as of December 31, 2012 and 2013, respectively. Pursuant to the resolution of the Company’s Board on December 3, 2010, the 185,550,800 remaining ordinary shares available for future grants under the 2004 Plan were terminated and unavailable for future use.

The movements in stock options under the 2004 Share Incentive Plan as of and for the years ended December 31, 2011, 2012 and 2013 are set out below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		$		$
Outstanding at January 1, 2011	44,584,700	0.080	2.63	226,985
Granted	—	—	—	—
Exercised	(150,000)	0.025	—	—
Cancelled or Expired	(688,000)	0.096	—	—
Outstanding at December 31, 2011	43,746,700	0.079	1.62	—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(9,077,328)	0.025	—	—
Outstanding at December 31, 2012	34,669,372	0.094	0.89	—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(18,949,372)	0.076	—	—
Outstanding at December 31, 2013	15,720,000	0.116	0.11	—
Vested and expected to vest at December 31, 2013	15,720,000	0.116	0.11	—
Vested and exercisable at December 31, 2013	15,720,000	0.116	0.11	—

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

The aggregate intrinsic values are calculated as the differences between the market values of $0.0120, $0.0106 and $0.0282 of ordinary shares as of December 31, 2011, 2012 and 2013, respectively, and the exercise prices of the shares. The total intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013 was approximately nil.

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

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

On May 7, 2013, the Company granted stock options to purchase up to 254,100,000 ordinary shares under the 2010 Equity Compensation Plan at an exercise price of $0.0103 per share to its employees and senior management. Of all the stock options granted, 140,000,000 were granted to senior management of the Company, 50,600,000 were granted to employees of the Company, and 63,500,000 were granted to senior management and employees of Shanda. The contract term of the options is six years.

On June 3, 2013, the Company granted stock options to purchase up to 69,800,000 ordinary shares under the 2010 Equity Compensation Plan at an exercise price of $0.0113 per share to its senior management. The contract term of the options is six years.

As of December 31, 2013, 183,087,300 ordinary shares were available for future grants under the 2010 Equity Compensation Plan.

The options granted to directors and employees vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the grant date as stipulated in the stock option agreements.

The options granted to senior management prior to 2013 vest in 16 instalments.  The first 2 of 16 instalments - options earned in the first two quarters after the grant date - shall vest and become exercisable at the first anniversary of the grant date.  There are no performance conditions attached to the first 2 instalments. For each quarter during the four-year period after the grant date (the “Performance Period Start Date”), one 1/16th instalment of the total options have the opportunity to be earned for each quarter contingent on the achievement of positive quarterly operating income for the quarter, provided the aggregate number of options earned in the Performance Period shall not exceed 14 of the 16 instalments comprising the total options granted. On each of the first, fourth, eighth and twelfth quarter earnings release dates from the first quarter of the Performance Period, all of the earned options during the four quarters preceding such earnings release date shall vest and become exercisable, in each case, provided that the employment with the Company remains on such vesting date.

The options granted to senior management in 2013 vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the grant date as stipulated in the stock option agreements.

In relation to the business strategy adjustments in 2011 (Note 1), the Company significantly reduced its sales forces, and certain directors, senior management and employees resigned from the Company.  Accordingly, the options granted to such directors, senior managements and employees were forfeited.

Option Modification

On December 11, 2013, the Board of Directors approved option modifications to modify the vesting conditions of certain outstanding options (granted to senior management) that were granted by the Company under the 2010 Equity Compensation Plan. The modifications waived the performance condition attributable to the period from the third quarter of 2011 to the third quarter of 2013, resulting in 60% of the options attributable to that period immediately vesting. Simultaneously, the performance condition was eliminated from the fourth quarter of 2013 prospectively. Other terms of the option grants remain unchanged. All eligible option grantees affected by such changes entered into amendments to their original share option agreements. The effect of the modification on the estimated fair value of the options was computed under relevant U.S. GAAP; the modifications resulted in total incremental compensation cost of $0.37 million, of which $0.18 million was recorded during the year ended December 31, 2013 for options that were fully vested. The remaining $0.19 million will be amortized over the remaining vesting periods of the respective options.

In accordance with ASC Topic 718, the Company recognizes share-based compensation expense for the options granted to directors and employees as well as the options to senior management vested only based on passage of time and continued employment with the Company, net of a forfeiture rate, using the straight-line method. For the options granted to senior management earned contingent on the achievement of quarterly performance targets, the

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

Company recognizes share-based compensation expense for the options earned in each quarter during the Performance Period using the graded-vesting attribution method when the Company concludes that it is probable that the performance targets will be achieved, net of a forfeiture rate.

Share-based compensation expense related to the stock options granted by the Company to its employees, senior management and directors under the 2010 Equity Compensation Plan amounted to $463,753 and $1,023,871 for the year ended December 31, 2012 and 2013, respectively.  Share-based compensation cost related to the option awards granted by the Company to the directors, senior management and employees of Shanda under the 2010 Equity Compensation Plan amounted to $350,761 and $52,888 for the years ended December 31, 2012 and 2013, respectively, and was recognized as dividends distributed to Shanda.

The movements in stock options under the 2010 Equity Compensation Plan as of and for the years ended December 31, 2011, 2012 and 2013 are set out below.

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		$		$
Outstanding at January 1, 2011	516,750,000	0.0568	6.46	—
Granted	393,143,000	0.0281	—	—
Exercised	—	—	—	—
Cancelled or Expired	(507,067,000)	0.0517	—	—
Outstanding at December 31, 2011	402,826,000	0.0352	5.47	—
Granted	28,500,000	0.0116	—	—
Exercised	—	—	—	—
Forfeited	(126,070,000)	0.0367	—	—
Outstanding at December 31, 2012	305,256,000	0.0324	4.57	—
Granted	323,900,000	0.0105	—	—
Exercised	(4,000,000)	0.0116	—	55,213
Forfeited	(113,862,000)	0.0317	—	—
Outstanding at December 31, 2013	511,294,000	0.0189	4.70	6,514,815
Vested and expected to vest at December 31, 2013	318,418,290	0.0266	4.32	3,136,573
Vested and exercisable at December 31, 2013	84,102,625	0.0378	3.41	245,418

The intrinsic values as of December 31, 2011, 2012 and 2013 are calculated as the differences between the market values of $0.0120, $0.0106 and $0.0282 of ordinary shares as of December 31, 2011, 2012 and 2013 and the exercise prices of the options.

The weighted average grant-date fair value of options granted during the year ended December 31, 2011, 2012 and 2013 were $0.0151, $0.0076 and $0.0071, respectively. Options vested during the years ended December 31, 2012 and 2013 were 51,464,000 and 50,140,375, respectively.

As of December 31, 2013, there was $1.63 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to stock options granted by the Company to its employees, senior management and directors under the 2010 Equity Compensation Plan. This cost is expected to be recognized over a weighted average period of 2.81 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.  As of December 31, 2013, there was $0.2 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to stock options granted by the Company to the employees of Shanda under the 2010 Equity Compensation Plan, which will be recognized as a dividend distributed to Shanda upon the completion of vesting.

The Black-Scholes option pricing model is used to determine the fair value of the stock options granted under the 2010 Equity Compensation Plan.  The Black-Scholes model requires the input of highly subjective assumptions, including the expected stock price volatility and the sub-optimal early exercise factor. The risk-free rate for periods

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

within the contractual lives of the options is based on the U.S. Treasury yield curve in effect at the time of grant. The fair values of stock options were estimated using the following weighted-average assumptions:

	Options Granted in 2011	Options Granted in 2012	Options Granted in 2013
Fair value of ordinary shares ($)	0.0186~0.0367	0.0116	0.0106~0.0131
Exercise price ($)	0.0188~0.0392	0.0116	0.0103~0.0113
Expected volatility (%)	75%~82%	100%	94%
Expected dividend yield (%)	0%	0%	0%
Expected term (years)	3.5~5	3.5	3.5
Risk-free interest rate (per annum) (%)	1.2680%~1.9933%	1.2425%	1.3445%~1.3843%

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

15. SEGMENT INFORMATION

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

The Group has only one operating segment made up of Ku6’s online advertising business (“Online Advertising”), which is presented in the consolidated statement of operations.

Geographic Information

The Company primarily operates in the PRC and derives all of its revenues from the PRC; all of the Company’s long-lived assets are located in the PRC.

16. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share (1 ADS = 100 Shares):

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013

Numerator:
Net loss attributable to Ku6 Media Co., Ltd.	(49,343,907)	(9,491,138)	(34,427,734)
Denominator:
Weighted-average ordinary shares outstanding for basic calculation	4,265,277,638	4,901,279,176	4,728,185,434
Dilutive effect of potential ordinary shares	—	—	—
Weighted average ordinary shares outstanding for diluted calculation	4,265,277,638	4,901,279,176	4,728,185,434

Weighted-average ADS used in per basic ADS calculations	42,652,776	49,012,792	47,281,854
Dilutive effect of potentialADS	—	—	—
Weighted-average ADS used in per diluted ADS calculations	42,652,776	49,012,792	47,281,854

Loss per share — basic and diluted
Loss attributable to Ku6 Media Co., Ltd. ordinary shareholders per share — basic and diluted	(0.01)	(0.00)	(0.01)

Loss per ADS — basic and diluted
Loss attributable to Ku6 Media Co., Ltd. ordinary shareholders per ADS — basic and diluted	(1.16)	(0.19)	(0.73)

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

For all periods presented, all potentially dilutive securities associated with the Company’s convertible bond (Note 1) and all stock options (Note 14) have not been reflected in the dilutive calculations due to the presence of a net loss in each period as the inclusion of such potential common shares would be anti-dilutive.

17. CONCENTRATIONS

(1) Dependence on related party revenue

The Company entered into a cooperative agreement with Shengyue, a wholly owned subsidiary of Shanda in 2011. Under this agreement, Shengyue was appointed as the Company’s primary agency to secure advertisement sales from various end advertisers. In 2012 and 2013, 88.4% and 94.4% of net revenues, respectively, were derived from Shengyue. The relationship with Shengyue was terminated on March 31, 2014. In April 2014, the Company entered into a new advertising agency agreement with New Shengyue, which is no longer owned by Shanda Interactive and is currently an independent third party. Pursuant to this agreement, New Shengyue agreed to act as its exclusive advertising agency for the Group’s standard media resources and as its non-exclusive advertising agency for its highly interactive advertising resources. New Shengyue has agreed to pay the Company a certain percentage of the profits it generates from sales of advertisement capacity on the Group’s platform and guarantees to the Company a minimum amount of payments per day.The minimum guarantee amount under this agreement is substantially lower than the previous advertising agency agreement prior to March 31, 2014.

(2) Credit risk

As of December 31, 2012 and 2013, accounts receivable of the online advertising business are typically unsecured and are derived from revenue earned from customers and agencies in China. The risk with respect to accounts receivables is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

	December 31, 2012	December 31, 2013

Accounts receivable	2,240,058	544,754
Allowance for doubtful accounts	(2,172,972)	(480,076)
Accounts receivable, net of allowance for doubtful accounts	67,086	64,678

The Company generally does not require collateral for its accounts receivable. The movements of the allowance for doubtful accounts were as follows:

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

Movement of allowance for doubtful accounts

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013

Balance at beginning of the year	2,437,179	4,416,706	2,172,972
Provisions	3,637,147	—	—
Reversed	(177,321)	(2,255,301)	(310,699)
Accounts written off	—	—	(1,435,204)
Transferred out due to disposal of Yisheng	(1,480,299)	—	—
Translation difference	—	11,567	53,007
Balance at the end of the year	4,416,706	2,172,972	480,076

As part of the Group’s change in the business strategy (Note 1), the Group significantly reduced its sales force and appointed Shengyue as its primary advertisement agency in 2011. As a result of this change, the relationships with some of the Group’s previous advertisement customers were terminated and the Group provided additional allowance for doubtful accounts to reflect the expected uncollectibility in 2011. In 2012 and 2013, based on continued collections efforts on the doubtful receivables, $2.3 million and $0.3 million of amounts previously written down were collected; accordingly, reversal adjustments were recorded.  Based upon the Group’s decreasing likelihood of collecting amounts previously provided for, a significant portion of the allowance was written off against the related receivables in 2013.

Accounts receivable from Shengyue (Note 11) are unsecured and subject to similar credit risks as accounts receivable related to external advertising revenue.  The Group has been closely evaluating the credit status and payment cycle of Shengyue.  As of December 31, 2012 and 2013, no allowance for the accounts receivable from Shengyue was provided (Shengyue subsequently paid all outstanding December 31, 2013 receivables).

18. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total amounts charged to the statements of operations and comprehensive loss for such employee benefits were $2,554,561, $1,609,711 and $1,816,719 for the years ended December 31, 2011, 2012 and 2013, respectively.

19. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company entered into leasing arrangements relating to office area and internet bandwidth in 2011, 2012 and 2013. Leasing expenses for the years ended December 31, 2011, 2012 and 2013 were $10,614,276, $9,095,530 and $9,175,500 respectively.

Future minimum lease payments under non-cancellable operating lease agreements are as follows:

Within 1 year	4,384,536
Between 1 and 2 years	457,894
Between 2 and 3 years	—
Between 3 and 4 years	—
Total	4,842,430

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

Litigation

The Group is subject to claims and litigation, which may arise in the normal course of business. The Group is involved in a number of cases pending in various courts and arbitration as of December 31, 2013. These cases are substantially related to alleged copyright infringement. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group ‘s future financial results.

The Group has recorded an accrual balance of $2,079,671 in “Accrued expenses and other liabilities” in the consolidated balance sheet as of December 31, 2013 (Note 9). The accrual was based on judgments handed down by courts and out-of-court settlements as of or after December 31, 2013 but related to alleged copyright infringement arising before December 31, 2013.  The accrual was based upon management’s best estimation according to the historical actual compensation amount per video of the Group for the similar legal actions and the advice from PRC counsel. The Group is in the process of appealing certain judgments for which the loss has been accrued.

A rollforward of the Group’s accrued litigation provision related to alleged copyright infringement is as follows.

	Year ended	Year ended	Year ended
	December 31, 2011	December 31, 2012	December 31, 2013
At beginning of year	748,299	2,683,968	2,077,753
Current year additions (reversals)	2,086,276	(113,611)	141,912
Payments during the year	(150,607)	(492,604)	(139,994)
Balance at end of year	2,683,968	2,077,753	2,079,671

There are no accruals for any additional losses related to unasserted claims or any other amounts.

Contingencies

The Group accounts for loss contingencies in accordance with ASC 450, “Contingencies”, and other related guidance. Set forth below is a description of certain loss contingencies as well as the opinion of management as to the likelihood of loss.

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

Under the equity pledge agreements among the PRC subsidiaries, the VIEs and the shareholders of the VIEs, the shareholders have pledged all of their equity interests to the PRC subsidiaries by recording the pledges on the shareholder registers of the respective entities.  However, according to the PRC Property Rights Law, which became effective as of October 1, 2007, a pledge is not valid unless it is registered with the relevant local administration for industry and commerce.  Ku6 Information Technology completed the registration of its equity pledge on November 13, 2008 and further on November 12, 2012 after an increase of the registered capital. Tianjin Ku6 Network, Ku6 Cultural, and Tianjin information completed their registration of equity pledges on January 20, 2012, October 10, 2012, and February 20, 2013, respectively.

Ku6 Beijing Information, Tianjin Information, Ku6 Cultural and Ku6 Network hold the licenses and permits necessary to conduct our online video, online advertising and related businesses in China.  In the opinion of management, (i) the ownership structure of the Group, its wholly owned PRC subsidiaries and the consolidated affiliated entities in the PRC are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the consolidated affiliated entities in the PRC are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

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

In such case, the Group may not be able to operate or control business in the same manner as it currently does, and therefore, may not be able to consolidate the affiliated entities in the PRC. In addition, the relevant regulatory authorities would have broad discretion in dealing with such violations which may adversely impact the financial statements, operations and cash flows of the Company (including restrictions on the Company to carry out business).

If the consolidated affiliated entities in the PRC and their shareholders fail to perform their respective obligations under the current contractual arrangements, the Group may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under PRC laws. The PRC laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Group to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and may materially and adversely affect the results of operations and the financial position of the Group.

In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with the consolidated affiliated entities in the PRC is remote.

20. SUBSEQUENT EVENTS

On March 31, 2014, the Group’s advertising agency agreement with Shengyue, which is no longer owned by Shanda Interactive and is currently an independent third party, expired and was not renewed. However, the Group and Shengyue agreed that all remaining receivables to which the Group is entitled under the agreement would be paid in full, and such amounts have been collected.  In addition, on April 30, 2014, the Group entered into a new advertising agency agreement with Shengyue. The minimum guarantee amount under this agreement is substantially lower than the minimum revenue guarantees under the previous advertising agency agreement with Shengyue prior to March 31, 2014. This new advertising agency agreement will expire on December 31, 2014.

On March 31, 2014, the Group’s controlling shareholder, Shanda Media, a wholly owned subsidiary of Shanda Interactive, entered into a share purchase agreement with Mr. Xudong Xu to sell 1,938,360,784 ordinary shares (approximately 41% of the Company’s issued and outstanding ordinary shares) to Mr. Xu, the founder and

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

controlling shareholder of Sky Profit Limited, a Caymans Islands company engaged in online business ventures (the “Transaction”).

On April 3, 2014, the transfer of the ordinary shares was completed. The aggregate consideration for these ordinary shares was $47.4 million. Mr. Xu funded the purchase price through a loan from Shanda Media, which is secured by a pledge of all of the Company’s ordinary shares beneficially owned by Mr. Xu.  Mr. Xu has also provided powers of attorney over the shares to Shanda Interactive.  The powers of attorney over the shares can be exercised after occurrence of an event of default which is continuing.

On April 3, 2014, in connection with the acquisition of shares by Mr. Xu, Shanghai Shengda Network Development Co., Ltd., Shanda Media’s affiliate, entered into agreements to provide a loan of RMB20.0 million to the Group. This loan does not bear any interest and is due on April 2, 2015.  However, the loan from Shengda was immediately forgiven in order to satisfy one of the closing conditions under the share purchase agreement; therefore, this amount will be reflected as an increase in the Group’s equity capital (additional paid in capital).  In partial exchange therefore, the related party receivable from Hurray! Media Co., Ltd., a wholly owned affiliate of Shanda, amounting to $1,246,641, was waived by the Company and this amount will be reflected as a charge to the Group’s additional paid in capital.  On April 10, 2014, the Group received the monies from Shengda.

As part of the Transaction, Mr. Xu has undertaken in the share purchase agreement to procure additional equity or debt financing in the amount of no less than US$10.0 million by October 30, 2014.  There is no guarantee as to if and when this financing will occur and none has yet been procured.

On April 22, 2014, the Group filed a plan with relevant authorities to reduce its headcount by approximately 40% in various departments in order to reduce future operating cash outflows.  The Group may incur additional severance costs in relation to headcount reductions; however, as the Group’s agreements with affected employees do not contain explicit severance formulae, the amounts may vary and are currently not estimable.

On April 30, 2014, the Group entered into an agreement with Qinhe, a company controlled by Mr. Xu, which operates iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video.  This agreement stipulates that the Group will assist Qinhe by providing online game marketing services.  Qinhe will share a portion of its profits that are generated from the Company’s video viewers who play Qinhe’s games after linking to them through advertisements on the Group’s websites.  Profits are calculated as revenues from the games operated by Qinhe, net of licensing fees payable to game developers. The Group has provided these game marketing services to Qinhe from April 3, 2014 onward. This agreement expires on March 31, 2015.

On May 4, 2014, the Group entered into a separate agreement with Qinhe to provide interactive entertainment marketing services under a similar arrangement to that described above.  Pursuant to this agreement, the Group will share a certain percentage of Qinhe’s revenues generated from its video viewers who visit the iSpeak platform by linking thereto from advertisements on the Group’s website and spend monies with iSpeak. On May 4, 2014, the Group started to provide these marketing services to Qinhe. This agreement expires on May 3, 2015.

21. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s VIE subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $15.6 million, or all of the Company’s total consolidated net assets as of December 31, 2013. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes as all business is principally conducted inside the PRC, the Company may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments,

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

or merely declare and pay dividends to or distributions to the Company’s ordinary shareholders. Accordingly, the Company has included Schedule I in accordance with Regulation S-X promulgated by the United States Securities and Exchange Commission.

22. ADDITIONAL INFORMATION - CONDENSED FINANCIAL STATEMENTS

The following condensed financial statements have been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04.  The financial information of the parent company, Ku6 Media Company Limited, has been prepared using the same accounting policies as set out in the preceding footnotes to the consolidated financial statements except that the Company records its investment in subsidiaries under the equity method of accounting. Such investment and long-term loans to subsidiaries are presented on the balance sheet as “Investment in subsidiaries” and the profit of the subsidiaries is presented as “Equity in losses of subsidiaries” on the statement of operations.

These statements should be read in conjunction with the preceding notes to the consolidated financial statements of the Group. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2012 and 2013, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements of the Group, if any.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

FINANCIAL INFORMATION OF KU6 MEDIA CO., LTD.
CONDENSED BALANCE SHEETS

	December 31, 2012	December 31, 2013
	(in U.S. dollars, except number of shares)
Assets
Current assets:
Cash and cash equivalents	5,219,295	56,999
Prepaid expenses and other current assets	312,174	250,091
Amount due from subsidiaries and variable interest entities	3,003,202	15,709,401
Amount due from related parties	6,096,800	1,741,836
Total current assets	14,631,471	17,758,327
Investments in subsidiaries	21,046,640	8,082,866
Total assets	35,678,111	25,841,193

Liabilities and shareholders’ equity
Accrued expenses and other current liabilities	664,896	701,375
Amounts due to subsidiaries and variable interest entities	1,071,669	24,711,656
Amount due to related parties	375,000	375,000
Total current liabilities	2,111,565	25,788,031

Shareholders’ equity:
Ordinary shares ($0.00005 par value; 12,000,000,000 shares authorized; 4,732,446,560 and 4,730,648,360 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	236,575	236,485
Additional paid-in capital	177,182,895	178,195,109
Accumulated deficit	(141,940,509)	(176,368,243)
Accumulated other comprehensive loss	(1,912,415)	(2,010,189)
Total shareholders’ equity	33,566,546	53,162
Total liabilities and shareholders’ equity	35,678,111	25,841,193

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

FINANCIAL INFORMATION OF KU6 MEDIA CO., LTD.
CONDENSED STATEMENTS OF OPERATIONS

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
	(in U.S. dollars, except number of shares)
Operating expenses:
Product development	603,879	278,168	269,876
Selling and marketing	(31,880)	30,773	54,503
General and administrative	2,433,905	1,119,757	1,403,657
Total operating expenses	3,005,904	1,428,698	1,728,036
Loss from operations	(3,005,904)	(1,428,698)	(1,728,036)
Interest income	112,416	349,525	30,483
Interest expense	(375,000)	—	—
Other expense	—	—	(739,530)
Foreign exchange (loss) / gain	(9)	(15,589)	355,337
Equity in losses of subsidiaries	(46,075,410)	(8,396,376)	(32,345,988)
Net loss	(49,343,907)	(9,491,138)	(34,427,734)

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(all amounts in U.S. dollars (US$) unless otherwise stated)

FINANCIAL INFORMATION OF KU6 MEDIA CO., LTD.
CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
	(in U.S. dollars, except number of shares)
Operating activities:
Net loss	(49,343,907)	(9,491,138)	(34,427,734)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	1,231,919	463,753	1,023,871
Share-based compensation cost in relation to disposition of Yisheng	522,251	—	—
Provision for Seed Music receivable (related party)	—	—	980,000
Exchange gains	—	—	(355,337)
Equity in losses of subsidiaries	46,075,410	8,396,376	32,345,988
Prepaid expenses and other current assets	(193,214)	122,056	62,083
Amounts due from subsidiaries and variable interest entities	—	(1,645)	—
Amount due from related parties	(1,692,875)	(92,159)	74,964
Other payables and accruals	(323,956)	(277,527)	36,479
Amounts due to subsidiaries and variable interest entities	(77,833)	(4,013,840)	4,160,000
Amounts due to related parties	375,000	—	—
Net cash provided by (used in) operating activities	(3,427,205)	(4,894,124)	3,900,314

Investing activities:
Loan to subsidiaries	(5,762,569)	(3,001,557)	(12,350,863)
Loan to related parties	(14,108,019)	(470,000)	—
Repayment of loans from related parties under common control of Shanda	—	14,000,000	3,300,000
Investment in subsidiary	(30,000,000)	—	—
Net cash provided by (used in) investing activities	(49,870,588)	10,528,443	(9,050,863)

Financing activities:
Proceeds from exercise of options	3,750	—	46,400
Proceeds from issuance of ordinary shares to Shanda	50,000,000	—	—
Proceeds from issuance of Convertible Bond to Shanda	50,000,000	—	—
Cash paid for redemption of Convertible Bond to Shanda	(50,000,000)	—	—
Repurchase of ordinary shares	—	(8,169,481)	(58,147)
Net cash provided by (used in) financing activities	50,003,750	(8,169,481)	(11,747)
Effect of exchange rate changes on cash and cash equivalents	—	—	—
Net decrease in cash and cash equivalents	(3,294,043)	(2,535,162)	(5,162,296)
Cash and cash equivalents, beginning of year	11,048,500	7,754,457	5,219,295
Cash and cash equivalents, end of year	7,754,457	5,219,295	56,999