Form 20-F
period 2014-12-31
Ku6 Media Co., Ltd
filed 2015-04-23
CIK 1294435

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-51116

Ku6 Media Co., Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Building 6, Zhengtongchuangyi Centre No. 18, Xibahe Xili, Chaoyang District Beijing 100028, People’s Republic of China
(Address of principal executive offices)

Xudong Xu

Chief Executive Officer and Acting Chief Financial Officer

Telephone: +86 10 5758-6813

Fax number: +86 10 5758-6834

Building 6, Zhengtongchuangyi Centre

No. 18, Xibahe Xili, Chaoyang District

Beijing 100028, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value $0.00005 per share	NASDAQ Global Market*

*    Not for trading, but only in connection with the listing on the NASDAQ Global Market of American Depositary Shares, each representing 100 Ordinary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

4,763,360,860 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or(15)(d) of the Securities Exchange Act of 1934.

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

☐ Yes   ☒ No

[APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:  “$” and “U.S. dollars” refer to the legal currency of the United States;

•                  “ADSs” refers to our American depositary shares, each of which represents 100 ordinary shares;

•                  “Cayman Companies Law” refers to the Companies Law (2013 Revision) of the Cayman Islands (as amended);

•                  “China” and the “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•                  “Huzhong” refers to Huzhong Advertising (Shanghai) Ltd., an independent third party;

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

•                  “Qinhe” refers to Shanghai Qinhe Internet Technology Software Development Co., Ltd., a company controlled by Mr. Xu and a related party;

•                  “RMB” and “Renminbi” refer to the legal currency of China;

•                  “Shanda Interactive” refers to Shanda Interactive Entertainment Limited, a Cayman Islands company;

•                  “Shanda Media” refers to Shanda Media Group Limited, a wholly owned subsidiary of Shanda Interactive;

•                  “Share Purchase Transaction” refers to the purchase of 1,938,360,784 of our ordinary shares by Mr. Xu from Shanda Media, our then controlling shareholder, which was completed on April 3, 2014. See Item 4.A. “History and Development of the Company”; and

•                  “we,” “us,” “our company” and “our” refer to Ku6 Media Co., Ltd. and its subsidiaries, consolidated affiliated entities and predecessor entities.

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

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in Item 3.D. “Risk Factors” and elsewhere in this annual report. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

Item 1.                                 Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.                               Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                                 Key Information

A.                                    Selected Financial Data

The following table presents certain selected consolidated financial information for our business. You should read the following information in conjunction with our audited consolidated financial statements, the notes thereto and Item 5. “Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. The data as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 has been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The data as of December 31, 2010, 2011 and 2012 and for the years ended December 31, 2010 and 2011 has been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

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

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of U.S. dollars, except for share and per share data)
Historical Condensed Consolidated Statement of Operations Data
Net revenues:
Advertising
Third parties	15,854	11,146	1,633	738	4,267
Related parties	702	8,076	12,482	12,404	4,317
Total net revenues	16,556	19,222	14,115	13,142	8,584
Cost of revenues:
Advertising
Third parties	(40,083)	(30,501)	(14,603)	(15,649)	(11,231)
Related parties	(376)	(379)	—	(336)	(910)
Total cost of revenues	(40,459)	(30,880)	(14,603)	(15,985)	(12,141)
Gross profit (loss)	(23,903)	(11,658)	(488)	(2,843)	(3,557)
Operating expenses	(29,703)	(37,912)	(10,482)	(40,608)	(9,415)
Operating loss	(53,606)	(49,570)	(10,970)	(43,451)	(12,972)
Interest income	57	170	620	112	47
Interest expenses	(31)	(1,119)	(619)	(16)	—
Other income, net	—	1,294	1,730	4,101	745
Gain from disposal of equity interest	—	—	—	—	1,452
Loss from continuing operations before income tax benefits	(53,580)	(49,226)	(9,239)	(39,254)	(10,728)
Income tax benefits	41	99	—	4,826	—
Equity in losses of affiliated company, net of tax	—	(263)	(252)	—	—
Net loss from continuing operations	(53,539)	(49,390)	(9,491)	(34,428)	(10,728)
Discontinued operations:
Loss from operations of discontinued operations, net of tax	(3,383)	—	—	—	—
Gain from disposal of discontinued operations, net of tax	4,487	—	—	—	—
(Loss) income from discontinued operations, net of tax	1,104	—	—	—	—
Net loss	(52,435)	(49,390)	(9,491)	(34,428)	(10,728)
Plus: Net loss attributable to non-controlling interests from continuing operations	681	46	—	—	—
Plus: Net loss attributable to non-controlling interests and redeemable non-controlling interests from discontinued operations	244	—	—	—	—
Net loss attributable to Ku6 Media Co., Ltd.	(51,510)	(49,344)	(9,491)	(34,428)	(10,728)
Loss from continuing operations, net of tax, attributable to Ku6 Media Co., Ltd.	(52,858)	(49,344)	(9,491)	(34,428)	(10,728)
(Loss) income from discontinued operations, net of tax, attributable to Ku6 Media Co., Ltd.	1,348	—	—	—	—
Net loss attributable to Ku6 Media Co., Ltd.	(51,510)	(49,344)	(9,491)	(34,428)	(10,728)
Loss per share, basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	(0.02)	(0.01)	(0.00)	(0.01)	(0.00)
(Loss) income from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	0.00	—	—	—	—
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	(0.02)	(0.01)	(0.00)	(0.01)	(0.00)
Weighted average shares used in per share calculation—basic and diluted	3,096,421,097	4,265,277,638	4,901,279,176	4,728,185,434	4,746,324,022

	As of December 31,
	2010	2011	2012	2013	2014
	(in thousands of U.S. dollars)
Historical Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	27,295	26,750	13,071	1,671	4,380
Restricted cash	—	3,600	—	—	—
Accounts receivable (including related parties), net	8,461	3,517	4,466	6,587	115
Other current assets	9,051	20,424	6,620	2,173	493
Property and equipment, net	8,003	3,593	2,918	1,368	294
Goodwill	6,896	6,233	6,233	—	—
Other assets	27,264	24,673	22,862	339	348
Total assets	86,970	88,790	56, 170	12,138	5,630
Current liabilities	36,406	33,111	17, 778	12,085	9,766
Non-current liabilities	4,926	4,826	4,826	—	—
Total liabilities	41,332	37,937	22,604	12,085	9,766
Ordinary shares ($0.00005 par value; 12,000,000,000 ordinary shares authorized; 3,481,174,498, 5,019,786,036, 4,732,446,560, 4,730,648,360 and 4,763,360,860 ordinary shares issued and outstanding as of December 31, 2010, 2011, 2012, 2013 and 2014, respectively)	174	251	236	236	238
Other Ku6 Media Co., Ltd. shareholders’ equity / (deficit)	45,572	50,602	33,330	(183)	(4,374)
Non-controlling interests	(108)	—	—	—	—
Total liabilities, redeemable non-controlling interests and shareholders’ equity(deficit)	86,970	88,790	56,170	12,138	5,630

Exchange Rate Information

We present our historical consolidated financial statements in U.S. dollars. Certain contractual amounts in Renminbi described in this annual report are translated into U.S. dollar amounts solely for the convenience of the reader. Except as otherwise specified, these amounts are translated at a rate of RMB6.2046 to $1.00, the exchange rate on December 31, 2014 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be at any particular rate, or at all.

The following table sets forth information regarding exchange rates between Renminbi and U.S. dollars for the periods indicated:

	Exchange Rate
Period	Period End	Average(1)	High	Low
	(RMB per $1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April(through April 17)	6.1976	6.2010	6.2152	6.1930

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

Substantial doubt exists as to our ability to continue as a going concern. See Item 5.B. “Liquidity and Capital Resources—Liquidity and Going Concern.” We have incurred significant net losses and negative cash flows from operations in recent years. For the years ended December 31, 2012, 2013 and 2014, our net loss was $9.5 million, $34.4 million and $10.7 million, respectively. As of December 31, 2014, we had cash and cash equivalents of $4.4 million, accumulated deficit of $187.1million and working capital deficit of $4.8 million. For the year ended December 31, 2014, our net operating cash outflow was $5.2 million and we relied on financing support from our controlling shareholder to maintain liquidity for most of the year. Although we generated gross profit in the fourth quarter of 2014, we still had an operating loss and a net loss in that quarter. There is no assurance that such recent improved quarterly performance will continue. Our ability to continue as a going concern is subject to, among others, the following risks: “—Our new business models may not be able to generate sufficient revenues and operating cash flows,” “—Our cooperation arrangements with Qinhe are subject to considerable uncertainties,” “—We require a significant amount of cash to fund our operations. We cannot assure you that we can meet our working capital requirements or other capital needs through improved operating results,” and “—We cannot assure you that we can meet our working capital requirements or other capital needs through additional financings in amounts or on terms acceptable to us, or at all.” The audited consolidated financial statements included in this annual report on Form 20-F were prepared on the basis of a going concern, and do not include any adjustments that might result from the outcome of these uncertainties. If we became unable to continue as a going concern, we may have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our audited consolidated financial statements. Our lack of cash resources, substantial uncertainty of our new business models, and our potential inability to continue as a going concern may materially adversely affect the price of our ADSs and our ability to raise new capital or continue our operations.

Our new business models may not be able to generate sufficient revenues and operating cash flows.

Historically, we derived substantially all of our revenues from online advertising services, for which we collect service fees from advertisers through our advertising agencies. From April 2011 to March 2014, we relied on Old Shengyue, an affiliate wholly owned by Shanda Interactive during that period, as our primary advertising agency, which managed our sales to, and collected payments from, substantially all of our advertisers. Our advertising agency agreement with Old Shengyue expired on March 31, 2014, and we generated advertising revenue of $2.7 million from Old Shengyue during the first quarter of 2014 prior to its expiration. As a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, this agreement was not further renewed and we started to explore new revenue sources, including advertising agreements with independent third parties and cooperation with Qinhe.

In April 2014, we entered into a new advertising agency agreement with New Shengyue, which is no longer owned by Shanda Interactive and is an independent third party. In August 2014, we terminated this agreement with New Shengyue and entered into another new advertising agency agreement with Huzhong, an independent third party. We generated advertising revenue of $0.5 million in 2014 from New Shengyue.

Pursuant to our agreement with Huzhong, Huzhong will act as our exclusive advertising agency for standard media resources and non-exclusive advertising agency for highly-interactive advertising resources. Under this agreement, we guarantee a certain amount of web traffic per day for webpages on which Huzhong posts advertisements, and in return, Huzhong guarantees to us a minimum amount of advertising revenues per day. If we fail to meet the web traffic target, the minimum amount guaranteed by Huzhong will be proportionally adjusted for the shortfall. Huzhong agreed to prepay 50% of the minimum guaranteed amounts within five business days prior to the beginning of each month and settle the balance within five business days after the end of each month. This advertising agency agreement with Huzhong will expire on December 31, 2017. We generated revenue of $2.8 million under our agreement with Huzhong from August 29, 2014 to December 31, 2014. Going forward, we will continue to rely on third party advertising agencies like Huzhong for our advertising services and we cannot assure you that we will maintain our relationship with them and generate sufficient revenues from these sources.

In addition, we explored new revenue models in cooperation with Qinhe, a company controlled by Mr. Xu, our largest shareholder after the Share Purchase Transaction. In April 2014, we started to provide interactive entertainment marketing services to iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. Under our cooperation agreement with Qinhe, which operates the iSpeak platform, Qinhe will share a certain percentage of the revenues that it generates from the viewers who visit the iSpeak platform through advertisements on our website. Users on the iSpeak platform may spend on virtual items during real-time video broadcasting, including gifts and avatars, and purchase other value-added services. In April 2014, we also started to provide game marketing services for Qinhe under a similar revenue sharing arrangement as the one for interactive entertainment marketing cooperation. We generated revenues of $1.6 million from Qinhe for the year ended December 31, 2014.

Our cooperation with Qinhe is relatively new and subject to change from time to time. In September 2014, we amended the interactive entertainment marketing services agreement with Qinhe. Pursuant to the amended agreement, Qinhe agreed to pay certain additional guaranteed revenue amounts from July 2014 to December 2014, and the term of this agreement was extended to December 31, 2015. Other terms of the original agreements, including the revenue sharing arrangement, remained the same. On March 30, 2015, we further amended this agreement with Qinhe. Pursuant to the further amended cooperation agreement, the revenue sharing arrangement in the original agreement will be reinstated without the additional guaranteed revenue amounts. Any further changes to this agreement may affect our ability to generate revenues from Qinhe.

The success of our cooperation arrangements with Qinhe is subject to the performance of the iSpeak platform operated by Qinhe. See “—Our cooperation arrangements with Qinhe are subject to considerable uncertainties.” In addition, there can be no assurance that these agreements will be extended or renewed after their expiration or that we will be able to further extend or renew such agreements on terms and conditions favorable to us. For example, our game marketing cooperation agreement with Qinhe expired in March 2015 and our management decided not to renew this agreement to focus on interactive entertainment marketing services.

As our revenue models for our advertising and marketing services are still relatively new and constantly changing, we cannot assure you that these arrangements will be successful or that we will be able to generate sufficient revenue and cash flows from these revenue models in the future. If either Qinhe or Huzhong breaches its obligations under the relevant agreements or refuses to extend or renew them on commercially reasonable terms when the terms expire, we may not be able to find suitable alternative revenue sources in a timely manner. Any termination or deterioration of our relationship with Qinhe or Huzhong, and any further extension or renewal on terms and conditions less favorable to us, would have a material adverse effect on our business, financial condition and results of operations. If we fail to introduce successful revenue models in the future, our business, financial condition and prospects may be materially and adversely affected.

We may not be able to continue to receive support from our major shareholders.

Our online advertising business had benefited significantly from Shanda Interactive’s brand name and strong market position in China prior to the Share Purchase Transaction. From April 2011 to March 2014, we relied on Old Shengyue, an affiliate wholly owned by Shanda Interactive during that period, as our sole advertising agency, which managed our sales to, and collected payments from, substantially all of our advertisers. Our advertising agency agreement with Old Shengyue, as previously renewed, expired on March 31, 2014. As a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, this agreement was not further renewed. Shanda Interactive also disposed of their equity interest in Old Shengyue after the Share Purchase Transaction. We cannot assure you that we will be able to receive any support from Shanda Interactive for our operations in the future.

We have relied on Shanda Interactive to finance our capital needs, including the issuance of 1,538,461,538 ordinary shares to Shanda Media Group Limited, or Shanda Media, a wholly owned subsidiary of Shanda Interactive, for an aggregate purchase price of $50.0 million in April 2011, and the issuance of $50.0 million aggregate principal amount of senior convertible bonds to Shanda Media in June 2011. Furthermore, in connection with the Share Purchase Transaction, Shanda Interactive, through its affiliate, extended loans of RMB20.0 million to us in April 2014 and waived our obligation to repay the loan. In May 2014, Shanda Interactive, through its affiliates, extended loans of RMB21.4 million to us and waived our obligation to repay this loan. We have treated these transactions as capital contributions. See Item 7.B. “Related Party Transactions—Funding from Shanda Interactive.” As Shanda Interactive ceased to be our largest shareholder after the Share Purchase Transaction, we cannot assure you that we will be able to obtain additional financings from Shanda Interactive under terms acceptable to us or at all in the future.

In addition, we have relied and will continue to rely on Mr. Xu to operate our business and to finance our capital needs. In April 2014, as a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, we adopted new revenue models in cooperation with Qinhe, a company controlled by Mr. Xu. In March 2015, we obtained loans from Mr. Xu, our largest shareholder, in the amount of RMB30.0 million. We cannot assure you that we will be able to continue to obtain additional financings from Mr. Xu under terms acceptable to us or at all in the future.

Our cooperation arrangements with Qinhe are subject to considerable uncertainties.

Historically, we derived substantially all of our revenues from online advertising services, for which we collect service fees from advertisers through our advertising agencies. In April 2014, as a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, we adopted new revenue models in cooperation with Qinhe, a company controlled by Mr. Xu, our largest shareholder. Currently, we provide interactive entertainment marketing services to Qinhe. Under the relevant agreement, Qinhe will share with us a certain percentage of the revenues or profits that it generates from the viewers who visit its iSpeak platform and access Qinhe’s media content through the advertisements on our website.

As a result, revenues we generate under these agreements will depend on the performance of the iSpeak platform operated by Qinhe, which will be affected by factors beyond our control. Performance of the iSpeak platform may be affected by, among others, Qinhe’s ability to: successfully monetize the user base of iSpeak; offer popular virtual items on the iSpeak platform; attract new users, retain and expand paying users, and encourage additional purchases by its paying users for the iSpeak platform; develop innovative technologies in response to user demand; and integrate new devices, platforms and operating systems.

Our history with Qinhe is very short and the form of cooperation between Qinhe and us continues to change. The level of information that is available for Qinhe, a privately held company, is highly limited. Therefore, it is very difficult to effectively assess our future prospects with respect to our cooperation with Qinhe. You should consider our business and prospects in light of the risks and considerable uncertainties with respect to such arrangements.

We require a significant amount of cash to fund our operations. We cannot assure you that we can meet our working capital requirements or other capital needs through improved operating results.

The operation of an online user-generated content, or UGC, video business requires continuous, substantial investment in content, technology, talent and infrastructure. In order to implement our development strategies to expand our infrastructure and optimize our services across Internet-enabled devices, and further expand and diversify our revenue sources, we may incur additional capital needs in the future. We will also need to fund our research and development activities in order to remain competitive on cost and technology. We cannot assure you that we will be able to generate sufficient cash flows or otherwise procure sufficient working capital to finance our anticipated operations and capital expenditure requirements, or achieve projected cash collections from customers and contain expenses and cash used in operations. As of December 31, 2014, we had cash and cash equivalents of $4.4 million and a working capital deficit of $4.8 million. We reported net losses attributable to our company of $10.7 million for the year ended December 31, 2014. Our net cash used in operating activities in 2014 was $5.2 million.

After the Share Purchase Transaction, as a result of our management’s review and adjustment of our business strategies, we adopted new revenue models in cooperation with Qinhe, a company controlled by Mr. Xu, our largest shareholder, and entered into new advertising agency agreements with independent third parties like Huzhong. Future performance of such arrangements are subject to considerable uncertainties. See “—Our new business models may not be able to generate sufficient revenues and operating cash flows” and “—Our cooperation arrangements with Qinhe are subject to considerable uncertainties.” In addition, we cannot assure you that any future plans to further reduce our operating expenses would be successful.

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

In the past, Shanda Interactive and Mr. Xu provided debt and equity financings for us in various situations. In March 2015, we obtained loans from Mr. Xu, our largest shareholder, in the amount of RMB30.0 million. However, we may not receive any support from Shanda Interactive and Mr. Xu in the future. See “—We may not be able to continue to receive support from our major shareholders.”Furthermore, the report of our independent registered public accounting firm expresses substantial doubt about our ability to continue as a going concern. This could impair our ability to finance our operations through the sale of equity, issuance of debt, or other financing alternatives. In the absence of support from our major shareholders, there is no assurance that we will be able to independently obtain any financing from any third party on terms acceptable to us or at all. If we cannot obtain sufficient funding to meet our working capital requirements or other capital expenditure needs, our business, financial condition and prospects may be materially and adversely affected.

We have a history of losses, and we may be unable to achieve or sustain profitability.

We incurred net losses in each of the fiscal years from 2010 through 2014. Our ability to achieve profitability is affected by various factors, many of which are beyond our control, including:

•                  growth or decline of the online video industry;

•                  the transition from long-form professional content to short-form UGC;

•                  the continued growth and maintenance of our user base;

•                  our ability to control our costs and expenses and effectiveness of our cost reduction plans;

•                  our ability to provide new advertising services to meet the demands of our advertising customers;

•                  growth or decline of the online advertising market in China; and

•                  brand advertisers’ allocation of more budgets to online video industry.

Our ability to achieve profitability also depends on the success of our new business models, including our cooperation arrangements with Qinhe, which are subject to considerable uncertainties. See “—Our new business models may not be able to generate sufficient revenues and operating cash flows” and “—Our cooperation arrangements with Qinhe are subject to considerable uncertainties.”

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

Our independent registered public accounting firm indicated in its reports on our financial statements for the fiscal years ended December 31, 2013and 2014 that conditions exist that raise substantial doubt about our ability to continue as a going concern due to our working capital deficit and the uncertainty relating to the new business models. A “going concern” opinion could impair investor perceptions and our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives. Our ability to continue as a going concern will depend upon many factors beyond our control, including the availability and terms of future funding, growth in revenues from our agreements with Qinhe and Huzhong and the effectiveness of our cost reduction measures. See “—There is substantial doubt as to our ability to continue as going concern.” If we are unable to achieve these goals, our business would be jeopardized and we may not be able to continue. If we ceased operations, it is likely that all of our investors would lose their investment.

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

In addition, according to the amendments to Schedule 13D filed by Shanda Interactive on April 1, 2014 and the Schedule 13D filed by Mr. Xu on April 9, 2014, under the share purchase agreement relating to the Share Purchase Transaction, Shanda Media, a wholly owned subsidiary of Shanda Interactive, has agreed that if we propose to acquire Sky Profit Limited, a company controlled by Mr. Xu, our largest shareholder, and such transaction is recommended to the shareholders for approval by our board of directors and any special committee of disinterested directors, Shanda Media shall vote all its shares in line with such recommendation. Sky Profit Limited controls Qinhe, which operates iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. Shanda Media has a right under this share purchase agreement to subscribe to equity or equity-linked securities issued by affiliates of Mr. Xu for an amount up to $25,000,000 that is equal to, or convertible into, 20% of Sky Profit Limited on a fully diluted basis. However, this right is not available to other holders of our ADSs or ordinary shares. Currently, our company has no plan to acquire Sky Profit Limited.

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

Our success depends on our ability to generate sufficient user traffic through provision of attractive products and services. To attract and retain users and compete against our competitors, we must maintain high-quality UGC that provides our users with a satisfactory online video experience. With UGC, users can upload and share their own videos and spend a longer time on our website, and we believe a “community-like” environment will enhance users’ loyalty to our website and such network effect broadens advertisers’ reach of audience. Previously, we purchased the licensing rights to some popular UGC and shared advertising revenues with individual users whose number of uploads exceed certain thresholds. We also had a revenue sharing program to reward users for contents they uploaded in order to encourage more users to upload UGC to our website. In April 2014, in connection with the change of our business models after the Share Purchase Transaction, we announced a suspension of this revenue sharing program from May 1, 2014. This program has not been resumed and may not be resumed in the future.Historically, contracted users contributed approximately 50% of all the videos on our website. As a result of the suspension of this revenue sharing program, the quality and quantity of our UGC may deteriorate in the future, which, in turn, may materially and adversely affect our business, results of operations and prospects.

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

We may not be able to maintain and enhance our Ku6 brand (“” and “ 6”). The online video market is highly competitive, and a well-recognized brand is critical to increasing our user base and, in turn, enhancing our attractiveness to advertisers for our online advertising business. Our success in promoting and enhancing our brand, as well as our ability to remain competitive, will depend on our success in offering high-quality content, features and functionality. If we fail to promote our brand successfully or if visitors to our website or advertisers do not perceive our content and services to be of high quality, we may not be able to grow our business and may lose users and advertisers.

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

As a result, you should not rely on quarter-to-quarter or semiannual-to-semiannual comparisons of our operating results as indicators of our future performance. Although we generated gross profit in the fourth quarter of 2014, we still had an operating loss and a net loss in that quarter. There is no assurance that such recent improved quarterly performance will continue. Our operating results may be below our expectations or the expectations of public market analysts and investors in one or more future quarters. If that occurs, the price of our ADSs could decline and you could lose part or all of your investment.

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

System failures, security risks and data protection breaches could impair our users’ online video experience and adversely affect our reputation.

We rely on the efficient and uninterrupted operation of complex information technology applications, systems and networks to operate our business. Our ability to provide users with a high-quality online video experience depends on the continuous and reliable operation of our systems. We cannot assure you that we will be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our website and decrease the overall effectiveness of our website to both users and advertisers. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could hurt user experience and our reputation, causing our users and advertisers to switch to our competitors’ websites. Our systems and proprietary video content delivery network, or CDN, are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, cyber-attacks, undetected errors in software, computer viruses, hacking and other attempts to harm our systems. We have experienced service interruptions in the past which typically were caused by (i) overload of our servers, (ii) unexpected overflow of user traffic, and (iii) service malfunction of the telecommunications operators, such as power outage of Internet data centers or network transmission congestion. We may continue to experience similar interruptions in the future despite our continuous efforts to improve our systems. Since we host our servers at third-party Internet data centers, any natural disaster or unexpected closure of Internet data centers operated by third-party providers may result in lengthy service interruptions. If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our users’ experience may be negatively affected, which in turn, may have a material and adverse effect on our reputation. We cannot assure you that we will be successful in minimizing the frequency or duration of service interruptions. In addition, the risks of cyber-attacks have increased significantly recently. Some of these attacks may originate from well organized, highly skilled organizations. Any such attack could result in a loss of our intellectual property, the release of commercially sensitive information, customer or employee personal data. Failures to protect the privacy of customer and employee confidential data against breaches of network security could result in damage to our reputation.

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

We have been and may continue to be subject to claims for defamation, negligence, infringement of third-party copyright and other rights, such as privacy and image rights, or other claims based on the nature or content of videos or other information provided by us or our users. We paid $0.1 million to settle such claims and recorded expenses relating to such claims of $0.3 million for the year ended December 31, 2014, and the balance of accrued litigation provision was $1.7 million as of December 31, 2014. We do not carry any liability insurance covering such risks.

Due to the significant number of videos uploaded by users, which currently amounts to an average of approximately 48,790 files on a daily basis, we may not be able to identify all content that may infringe on third-party rights. Thus, our failure to identify unauthorized videos posted on our website may subject us to, and may continue to subject us to, claims of infringement on third-party intellectual property rights or other rights. Third parties may also make claims against us for losses incurred in reliance on the information on our websites. In addition, we may be subject to administrative actions brought by the National Copyright Administration of the PRC, or the NCAC, or its local branches for alleged copyright infringement. Although we have not previously been subject to legal actions for copyright infringement in jurisdictions other than the PRC, it is possible that we may be subject to such claims in the future. Such other jurisdictions may impose different protections for copyrights, and the claims may result in potentially larger damages awards than have been imposed in the PRC. For example, although our operations are in China and our site is targeted at audiences in Asia, our site includes some English-language content and is accessible by users in the United States and elsewhere. There is a risk that a U.S. court may determine that it has jurisdiction over us in connection with claims for U.S. copyrights. Although U.S. copyright laws, including the Digital Millennium Copyright Act (17 U.S.C. § 512), or the DMCA, provide safeguards from claims for monetary relief for copyright infringement for certain entities that host user-uploaded content and that comply with specified statutory requirements, it is possible that a U.S. court would conclude that it has jurisdiction and that we are not eligible for, or have not complied with all the statutory requirements to qualify for, the safeguards provided by the DMCA. Under such circumstances, it is possible that we could be subject to claims of copyright infringement in the United States.

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

Our online video business is subject to strict government regulations in China. The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. Under the PRC regulatory scheme, a number of regulatory agencies, including the State Administration of Press, Publication, Radio, Film and Television, or SAPPRFT, including its predecessor ministries, the State Administration of Radio, Film, and Television, or SARFT, and the General Administration of Press and Publication, or the GAPP, the Ministry of Culture, the Ministry of Industry and Information Technology, or MIIT, the State Council Information Office, or SCIO, and the State Internet Information Office established by SCIO in May 2011, jointly regulate all major aspects of the Internet industry, including the online video industry. Operators must comply with restrictions related to foreign investment in value added telecommunication services industry in China and obtain various government approvals and licenses, including an Internet content provider license, or ICP license, and an Internet audio/video program transmission license, prior to the commencement of online video operations.

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

Recently, the PRC government started to require, to certain extent, real name registration for Internet services. According to the Provisions on Administration of Internet User Account Names promulgated by the National Internet Information Office in February 2014, the Internet information service providers shall, pursuant to the principle of “mandatory real name registration at the back-office end, and voluntary real name display at the front-office end,” require the Internet information service users to sign up accounts after passing real identity information authentication.  See Item 4.B. “Business Overview—Government Regulation—Regulations on Internet Privacy.” We currently do not require real name registration by our users, which may be deemed to violate relevant PRC laws and regulations, and the PRC regulatory authorities may impose administrative penalty or other sanctions on us.

In addition, concerns about the security of personal data could also lead to a decline in general Internet usage, which could lead to lower user traffic on our platform. Decrease of anonymity may impair user experience of online media consumption, deter our users from viewing, uploading and sharing videos on our website and reduce the amount of their interactive activities. A significant reduction in user traffic could lead to lower advertising revenues. Any of the above could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on the effectiveness of such company’s internal control over financial reporting in its annual report. Our management concluded that our internal control over financial reporting was effective as of December 31, 2014, as reported under criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.  However, as a non-accelerated filer, we are not required to provide an attestation on the effectiveness of our internal control by our independent registered public accounting firm under the Sarbanes-Oxley Act or the requirements of the SEC promulgated thereunder. Our independent registered public accounting firm previously reported on the effectiveness of our internal control over financial reporting in our prior years’ annual reports. However, for this annual report on Form 20-F for the year ended December 31, 2014, our independent registered public accounting firm did not report on the effectiveness of our internal control over financial reporting. We cannot assure you that we will be able to maintain the effectiveness of our internal control over financial reporting on a continuing basis in the future, or that our management’s assessment of the effectiveness of our internal control is accurate or will not be challenged. As effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent or detect fraud, any failure to maintain effective internal control over financial reporting could harm our business and result in a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

We believe that we were a passive foreign investment company (“PFIC”) for taxable years 2006, 2007, 2008 and 2009 and it was not clear whether we were a PFIC for taxable year 2011. Although we believe we were not a PFIC for taxable year 2014, we may be a PFIC for subsequent taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors.

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

On July 13, 2006, the MIIT issued the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must legally own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value added telecommunication service providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the notice and cure such noncompliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their valued-added telecommunication business operating licenses.

In January 2015, MOFCOM published on its website for public comment on a draft Foreign Investment Law of the PRC, or the draft FIL. The draft FIL is believed to strengthen the regulation of PRC companies, such as our VIEs, which have contractual arrangements with foreign investors or foreign invested companies. Under the draft FIL, a company controlled by foreign investors through contractual arrangements is considered to be a foreign invested enterprise and as a result is explicitly subject to restrictions on foreign investment. If the current version of the draft FIL becomes effective, our VIEs could fall within the scope of foreign invested companies and be subject to restrictions on foreign investment in the telecommunication service industry including online video business, and the related contractual arrangements between our VIEs and us could be challenged. Under the draft FIL, it is unclear how “control” would be determined for such purpose, and the draft FIL is silent as to the enforcement actions that might be taken against existing companies, such as our VIEs, that operate in restricted industries.

Ku6 Information Technology, one of our consolidated affiliated entities, holds the licenses and permits necessary to conduct our online video, online advertising and related businesses in China. However, the related trademarks are owned by Beijing WFOE, one of our wholly owned PRC subsidiaries. If the MIIT strictly enforces the notice, we may be required to transfer those trademarks from Beijing WFOE to Ku6 Information Technology. If the PRC government determines that we do not comply with the currently applicable laws and regulations or policies that may be adopted in the future such as the proposed Draft FIL, it could revoke our business and operating licenses, including our value-added telecommunication license and ICP license, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our website, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

In January 2015, MOFCOM published the draft FIL aiming to, upon its enactment, replace the existing laws regulating foreign investment in the PRC, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law.  The draft FIL is believed to embody a PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. MOFCOM is currently soliciting comments on the draft FIL and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft FIL, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft FIL expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft FIL specifically provides that entities established in the PRC but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. “Control” is broadly defined in the draft FIL to cover the following categories: (i) holding, directly or indirectly, not less than 50% of shares, equities, share of voting rights or other similar rights of the subject entity; (ii) holding, directly or indirectly, less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders’ meetings, or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a catalogue of “special administrative measures” to be separately issued by the State Council, which will classify industries into the “catalogue of prohibitions” and the “catalogue of restrictions.” Foreign investors are not allowed to invest in any sector set forth in the catalogue of prohibitions.

The “variable interest entity” structure, or the VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Under the draft FIL, variable interest entities that are controlled through contractual arrangements could also be deemed FIEs if they are ultimately “controlled” by foreign investors. If MOFCOM takes this position, our VIEs may be deemed FIEs and we may be deemed to operate FIEs in industries listed in the “catalogue of restrictions” based on the current catalogue relating to foreign investment, and our current corporate structure may be challenged. The draft FIL has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure and MOFCOM is soliciting comments from the public on this point. Moreover, it is uncertain whether the industry in which our variable interest entities operate will be subject to the foreign investment restrictions or prohibitions set forth in the “catalogue of special administrative measures” to be issued. We cannot assure you that the Foreign Investment Law and the final “catalogue of special administrative measures,” if enacted, will not mandate further actions to be completed by companies with an existing VIE structure like us or that we will be able to comply with such requirements within reasonable time, on commercially acceptable terms, or at all.

The draft FIL, if enacted as proposed, may also materially impact our corporate governance practices and increase our compliance costs. For instance, the draft FIL imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment information report required at each investment, and investment amendment reports, which shall be submitted upon changes to investments, it is mandatory for entities established by foreign investors to submit an annual report, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

On March 18, 2015, the State Administration of Taxation promulgated the Announcement of the State Administration of Taxation on Issues Relating to Enterprise Income Tax on Expenses Paid by an Enterprise to its Overseas Affiliated Party, or Circular 16, which took effect as of the date of promulgation. Under Circular 16, any expense paid by an enterprise to its overseas affiliated party shall be in compliance with the “arm’s length principle.” Otherwise, the PRC tax authorities may adjust our tax liability in a manner that is unfavorable to us.

According to Circular 16, any expense paid by an enterprise to its overseas affiliated party, which fails to perform functions, bear risks or conduct substantial business activities, shall not be deducted in calculating corporate income tax. When an enterprise pays expenses to its overseas affiliated party for the services rendered thereby, such services shall help the enterprise gain directly or indirectly economic interests. The expenses paid by an enterprise to its overseas affiliated party for the following services shall not be deducted in calculating corporate income tax: (i) services irrelevant to the risks that the enterprise bears or businesses that the enterprise carries out, (ii) services such as control, management and supervision conducted by the affiliated party over the enterprise for the purpose of protecting the nterests of direct or indirect investors in the enterprise, (iii) services rendered by the affiliated party that the enterprise has purchased or carried out by itself, (iv) specific services carried out by the affiliated party within the group specially for the enterprise, although the enterprise has gained extraneous earnings due to the affiliation to a group, (v) services that have been compensated in other affiliated transactions; and (vi) other services that cannot bring about direct or indirect economic interests to the enterprise. When an enterprise needs to pay royalties to its overseas affiliated party for using an intangible asset provided thereby, it shall determine the economic interests to which each affiliated party is entitled by taking into account the degree of contribution made by each affiliated party to the value of the intangible asset. If the royalties paid by the enterprise to the affiliated party, which only owns the legal ownership of the intangible asset but does not contribute to the value thereof, are not in compliance with the arm’s length principle, such royalties shall not be deducted in computing the corporate income tax payable by the enterprise. Where an enterprise establishes an overseas holding company or financing company for the purpose of financing for going public, the royalties paid to its overseas affiliated party for the carried interests generated from the activities of financing for going public, shall not be deducted in calculating corporate income tax.

We are a holding company incorporated outside of the PRC and any potential income would be based on the dividends, service fees, royalties or other distributions from our PRC subsidiaries and our consolidated affiliated entities. We may need to rely on our PRC subsidiaries and our consolidated affiliated entities to fund our cash and financing requirements through certain of the transactions described in Circular 16. Therefore, Circular 16 may significantly increase our tax liability if we decide to carry on any of such transactions in the future.

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

Under PRC laws and regulations, our PRC subsidiaries and our consolidated affiliated entities may pay dividends only out of their retained earnings as determined in accordance with PRC accounting standards and regulations. There is no significant difference between retained earnings as determined in accordance with PRC accounting standards and in accordance with U.S. GAAP. In addition, our PRC subsidiaries and our consolidated affiliated entities are required to set aside at least 10% of their after-tax net income each year, if any, to fund certain statutory reserves, which are not distributable as cash dividends, until the aggregate amount of such funds reaches 50% of their respective registered capital. As of December 31, 2014, the registered capital was $11.7 million for Beijing WFOE, $60.0 million for Tianjin WFOE and $45.2 million for Tianjin Ku6 Network WFOE, respectively. As none of our PRC subsidiaries has made any profits to date, our PRC subsidiaries have not been subject to the statutory reserve fund requirements and have not set aside any money to fund the statutory reserve funds or staff welfare and bonus funds. Our PRC subsidiaries will not be able to pay dividends to us or our offshore subsidiaries until they generate accumulated profits and meet the requirements for statutory reserve funds. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are restricted in their ability to transfer a portion of their net assets to our company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $30.9 million as of December 31, 2014. In addition, our PRC subsidiaries and our consolidated affiliated entities may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These staff welfare and bonus funds are not distributable as cash dividends.

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

As of December 31, 2014, we had outstanding long-term, interest-free loans in an aggregate principal amount of RMB31.0 million ($5.0 million) to the shareholders of our consolidated affiliated entities to enable them to fund the initial capitalization and the subsequent financial requirements of our consolidated affiliated entities. Each of the loans to the shareholders of Ku6 Information Technology and Ku6 Cultural has an unspecified term and will be repayable upon demand. Each of the loans to the shareholders of Tianjin Ku6 Network has an initial term of 20 years expiring in December 2031, which can be extended upon written agreement. We may in the future make additional loans to the shareholders of our consolidated affiliated entities in China in connection with any increase in the capitalization or financial requirements of these entities to the extent necessary and permissible under applicable PRC laws and regulations. Our ability to collect these long-term loans will depend on the profitability and results of operations of these consolidated affiliated entities, which are uncertain.

The PRC Property Rights Law may affect the perfection of the pledge in our equity pledge agreements with our consolidated affiliated entities and their individual shareholders.

Under the equity pledge agreements among our PRC subsidiaries, certain of our consolidated affiliated entities and the shareholders of our consolidated affiliated entities, the shareholders of our consolidated affiliated entities have pledged all of their equity interests in these entities to our relevant subsidiaries by recording the pledge on the shareholder registers of the respective entities. According to the PRC Property Rights Law, a pledge is not valid unless it is registered with the relevant local administration for industry and commerce. The SAIC and its local branches have adopted registration procedures with respect to the registration of equity pledges according to the Property Rights Law. All of our consolidated affiliated entities have completed their registration of the applicable equity pledges under the PRC Property Rights Law and the registration procedures. However, our corporate structure may change from time to time, and the various equity pledge agreements may need to be frequently amended. For example, the shareholders of Ku6 Culture and Ku6 Information Technology changed in August 2012, which required us to amend the registered equity pledges. We completed both amendments in 2012. We cannot assure you, however, that our consolidated affiliated entities will be able to register the equity pledges or their amendments in the future. If they are unable to do so, the pledges may be unenforceable under the PRC Property Rights Law. Until such pledge interests are registered, they are not considered perfected under the PRC law. Consequently, if any individual shareholder of our consolidated affiliated entities breaches his or her obligations under the contractual arrangements with respect to these entities while the relevant equity pledges are not registered, there is a risk that our PRC subsidiaries may not be able to successfully enforce the equity pledges and would need to resort to legal proceedings to enforce their contractual rights.

Our major shareholders will have substantial influence on the outcome of shareholder actions in our company that might not be beneficial to you as a holder of our ADSs.

As of March 31, 2015, Mr. Xu and Shanda Interactive beneficially held1,938,360,784 and 1,396,333,818 ordinary shares, respectively, representing 40.7% and 29.3%, respectively, of the voting power in our company.  Such ownership interest of Mr. Xu and Shanda Interactive gives them substantial influence on actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association, or the NASDAQ listing requirements, including the election and removal of members of our board of directors, mergers, consolidations and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under equity incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Under the share purchase agreement relating to the Share Purchase Transaction, Mr. Xu has agreed to use his best efforts and take necessary actions to appoint two persons nominated by Shanda Media, an entity controlled by Shanda Interactive, as our directors, subject to certain conditions. Mr. Xu and Shanda Interactive may also approve a merger or consolidation of our company which may result in you receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenter rights may not be available to you in such an event. Under the share purchase agreement relating to the Share Purchase Transaction, Shanda Media has agreed that if we propose to acquire Sky Profit Limited and such transaction is recommended to the shareholders for approval by our board of directors and any special committee of disinterested directors, Shanda Media shall vote all its shares in line with such recommendation. Sky Profit Limited controls Qinhe, which operates iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. Shanda Media also has a right under this share purchase agreement to subscribe to equity or equity-linked securities issued by affiliates of Mr. Xu for an amount up to $25,000,000 that is equal to, or convertible into, 20% of Sky Profit Limited on a fully diluted basis. This right is not available to holders of our other ADSs. Furthermore, the voting powers of Mr. Xu and Shanda Interactive may also prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price.

We may have conflicts of interest with our major shareholders or their respective affiliates, and we may not be able to resolve such conflicts on terms favorable to us.

As of March 31, 2015, Mr. Xu and Shanda Interactive beneficially held 1,938,360,784 and 1,396,333,818ordinary shares, respectively, representing 40.7% and 29.3%, respectively, of the voting power in our company. Conflicts of interest may arise between Mr. Xu or Shanda Interactive and us in a number of areas relating to our past and ongoing relationships. In addition to the conflicts of interests we have discussed in other risk factors, potential conflicts of interest that we have identified include the following:

•                  Our board members or executive officers may have conflicts of interest. Mr. Xu currently serves as the chairman of our board of directors, chief executive officer and acting chief financial officer. Mr. Robert Chiu, who is our director, also serves as president of Shanda Interactive. Mr. Haifa Zhu, who is our director, also serves as chief investment officer and senior vice president of Shanda Interactive. These relationships could create perceived or actual conflicts of interest when these persons are faced with decisions with potentially different implications for Shanda Interactive and us.

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

On July 4, 2014, the PRC State Administration of Foreign Exchange, or the SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE in October 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity for the purpose of overseas investment and financing, with assets or equity interests of onshore companies or offshore assets or interests held by the PRC residents, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increases or decreases in capital contributed by PRC residents, transfers or exchanges of shares, mergers, divisions, or other material changes. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements.

If our shareholders or beneficial owners who are PRC citizens or residents do not complete their registration under Circular 37, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. As a result, our business operations and our ability to make distributions to you may be materially and adversely affected. Moreover, failure to comply with the various SAFE registration requirements described above may result in liabilities for our PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions.

It is unclear how SAFE Circular 37 and any future regulation concerning offshore or cross-border transactions will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. We may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may limit our ability to make loans or additional capital contributions to our PRC subsidiaries and consolidated affiliated entitie.

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

In August 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within China, unless it is provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Furthermore, SAFE also promulgated the Notice regarding Further Clarification and Regulation of the Administration of Certain Capital Account Transactions, or Circular 45, in November 2011. Circular 45 restricts, among other things, a foreign-invested enterprise from using Renminbi converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises.

In July 2014, SAFE issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Regions, or Circular 36. Circular 36 suspends the application of Circular 142 in certain regions and allows a foreign-invested enterprise registered in these regions with equity investments as main business to use the Renminbi capital converted from foreign currency registered capital for equity investments within the PRC. On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19, which will become effective on June 1, 2015. Under Circular 19, a foreign-invested enterprise may also choose converting its registered capital from foreign currency to Renminbi on self-discretionary basis, but shall not use such converted registered capital to provide entrusted loans or repay loans between non-financial enterprises. A foreign-invested enterprise with equity investments as main business can use the Renminbi capital converted for equity investments within the PRC. Once Circular 19 becomes effective, Circular 142 and Circular 36 will be abolished.

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

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

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

In addition, the State Administration for Taxation has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options (i.e. our existing equity compensation plans), or whose restricted shares vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options or restricted shares. Although we currently withhold income tax from our PRC employees in connection with their exercise of options and the vesting of their restricted shares, if the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

The PRC tax authorities’ enhanced scrutiny of PRC enterprise income tax on offshore equity transfers may have a negative impact on your investment in our ADSs.

In December 2009, the State Administration of Taxation issued the Notice Concerning the Strengthening of Enterprise Income Tax Administration with Respect to Equity Transfers by Non-Resident Enterprises, or Circular 698, which became effective retroactively as of January 1, 2008. By promulgating Circular 698, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. Circular 698 has the effect of taxing foreign companies on gains derived from the indirect sale of a PRC company. Where a foreign investor indirectly transfers equity interests in a PRC resident enterprise by selling the shares in an offshore holding company, and the latter is located in a country or jurisdiction that has an effective tax rate less than 12.5% or does not tax foreign income of its residents, the foreign investor must report this indirect transfer to the tax authority in charge of that PRC resident enterprise. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10%.

The State Administration of Taxation subsequently released public notices to clarify issues relating to Circular 698, including the Announcement on Several Issues Concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or SAT Notice 7, which became effective on February 3, 2015. SAT Notice 7 abolished the compulsory reporting obligations originally set out in Circular 698. Under SAT Notice 7, if a non-resident enterprise transfers its shares in an overseas holding company that directly or indirectly owns PRC taxable properties, including shares in a PRC company, via an arrangement without reasonable commercial purpose, such transfer shall be deemed a direct transfer of the underlying PRC taxable properties. Accordingly, the transferee shall be deemed a withholding agent with the obligation to withhold and remit the income tax to the competent PRC tax authorities. SAT Notice 7 also establishes safe harbors for the “reasonable commercial purpose” test.

There is limited guidance and practical experience regarding the application of Circular 698 and the related SAT notices. We, our non-PRC resident enterprise subsidiaries and our PRC subsidiaries may be subject to these regulations for our previous and future restructuring or disposal of shares in our offshore subsidiaries, in which case we may have disputes with tax authorities and need to incur expenses to establish that we are not subject to these regulations, or otherwise may be subject to additional tax liabilities. If this happens, it may have a negative impact on our business operations.

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

In accordance with the EIT Law and its implementation rules, dividends which arise from profits of foreign invested enterprises earned after January 1, 2008 are subject to a 10% withholding tax. As of December 31, 2014, our PRC subsidiaries had no undistributed earnings available for distribution. In addition, our company does not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future and we intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business in China.  Accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon distributions of dividends by our PRC subsidiaries to us. Any future dividends that our company receives from our PRC subsidiaries will be subject to PRC withholding tax.

The enforcement of the PRC labor contract law may materially increase our costs and our net loss.

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

In addition, pursuant to the Labor Contract Law and its amendments, dispatched employees are intended to be a supplementary form of employment, and the fundamental form should be direct employment by enterprises and organizations that require employees. Further, it is expressly stated in the Interim Provisions on Labor Dispatch, which became effective on March 1, 2014, that the number of dispatched employees and employer uses may not exceed 10% of its total labor force and the employer has a two-year transition period to comply with such requirement. A significant number of our employees are contracted through third-party human resources companies that are responsible for managing, among others, payrolls, social insurance contributions and local residency permits of these employees. We may be held jointly liable if such human resources companies fail to pay such employees their wages and other benefits or otherwise become liable to these employees for labor law violations. As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we may be required to provide additional compensation to our employees and our business, financial condition and results of operations may be materially and adversely affected.

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

Recent global market and economic conditions have been unprecedented and challenging and have caused persisting recession in most major economies in 2008 and 2009 and significant market volatility since 2010. Continued concerns about the systemic impact of a potentially long-term and widespread recession, energy costs, geopolitical issues and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected business and consumer confidence and contributed to volatility at unprecedented levels. The PRC economy also faces challenges. In 2014, China’s gross domestic product expanded by only 7.4%, which was its slowest rate in the past 20 years and below the PRC government’s growth target. Since we derive substantially all of our revenues in China, any prolonged slowdown in the growth of the PRC economy could have a material adverse effect on our business, financial condition and results of operations. Disruptions of the financial markets could also significantly restrict our ability to obtain financing in the capital markets or from financial institutions.

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

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose securities are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, or the CSRC or the PRC Ministry of Finance, in the United States and the PRC, respectively. The PCAOB continues to discuss with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audits and reported financial information and the quality of our financial statements.

Any occurrence of pandemic avian influenza, Ebola or other widespread public health problem, or any recurrence of severe acute respiratory syndrome, or SARS, could adversely affect our business and results of operations.

An outbreak of pandemic avian influenza or other widespread public health problem, or a renewed outbreak of SARS in China, where most of our revenues are derived, and in Beijing, where our operations are headquartered, could have a negative effect on our operations. There have been recent reports of outbreaks of an avian flu caused by the H7N9 virus, including confirmed human cases, in China. In 2014, the outbreak of Ebola fever in West Africa received considerable worldwide media attention. Experts warn that China is at serious risk of Ebola because of the large numbers of travelers from Africa as well as poor hospital standards.

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

Risks Related to Our ADSs

If we fail to meet continued listing standards of NASDAQ, our ADSs may be delisted, which could have a material adverse effect on the liquidity of our ADSs.

Our ADSs are currently traded on the Nasdaq Global Market. The NASDAQ Stock Market LLC has requirements that a company must meet in order to remain listed on NASDAQ Global Market, including maintain a minimum bid price of $1.0 per share of our ADSs and a minimum $50.0 million market value of our company. If we fail to meet any continued listing requirement, our ADSs could be subject to delisting procedures. If our ADSs were to be delisted, the liquidity of our ADSs would be adversely affected and the market price of our ADSs could decrease. Recently, the bid price of our ADSs frequently fell below $1.0 per share and the total market value of our company frequently fell below $50.0 million. There can be no assurance that we will be able to continue to meet the minimum requirements for listing in the future or that, had we failed to do so, we will be able to regain compliance within the period prescribed by NASDAQ.

The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. The sale price of our ADSs on the NASDAQ Global Market ranged from $0.99 to $3.84 per ADS in 2014 and the last reported sale price on April 17, 2015 was $1.05.

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

Although there is some uncertainty as to the enforcement in the Cayman Islands, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon U.S. federal securities laws, a final and conclusive judgment in personam of a competent foreign court, including a competent United States court, against our company based upon the agreements under which a definite sum of money is payable other than a sum payable in respect of taxes or other charges of a like nature of a fine or other similar penalty, may be the subject of enforcement proceedings in the Grand Court of the Cayman Islands under the common law doctrine of obligation by action on the debt evidenced by the judgment of such competent foreign court. A final opinion as to the availability of this remedy should be sought when the facts surrounding the foreign court’s judgment are known, but, on general principles, it would be expected that such proceedings would be successful provided that (a) the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and (b) the judgment is not contrary to public policy in Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice and is not based on an error in Cayman Islands law.

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted administrative proceedings against the “Big Four” PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder for failing to provide to the SEC such firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

In January 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice for failing to produce audit workpapers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the judge’s initial decision to the SEC. As a result, the decision will not take effect unless and until it is endorsed by the SEC.

In February 2015, the four PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek approval from the CSRC to provide the SEC with access to such firms’ audit documents in response to future document requests by the SEC made through the CSRC. If the Big Four PRC-based accounting firms, including our independent registered public accounting firm, fail to comply with the document production procedures that are in the settlement agreement or if there is a failure of the process between the SEC and CSRC, the SEC retains authority to impose a variety of additional remedial measures on the accounting firms, such as imposing penalties on such firms and restarting the proceedings against such firms, depending on the nature of the failure.

The principal auditor of our financial statements, PricewaterhouseCoopers Zhong Tian LLP, is one of the Chinese affiliates of the “Big Four” global networks of accounting firms and is subject to the proceedings and the initial decision. If the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from NASDAQ or the termination of the registration of our ADSs under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

In June 2014, we disposed of a 10% equity interest in Bale Interactive (Beijing) Culture Media Co., Ltd., or Bale, to a third party for RMB9.0 million ($1.5 million).

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

Our online video business focuses on UGC and community-based content. We seek to be strategically focused on users’ experience and technology development. We provide a comprehensive selection of unique and differentiated UGC and, to a lesser extent, some in-house developed content and licensed content on our websites. Our broad selection of online video content includes news, comedies, Channel V music videos, games, micro movies and sub-channels such as entertainment, sports, finance, fashion, technology, automobile, education and others. We also provide an online platform that allows users to share comments on videos, ensuring that our users enjoy a highly engaging and interactive experience on our websites. As of December 31, 2014, our content library had more than 273 million video clips.  The volume of high-quality and differentiated content available on our website has allowed us to establish a valuable user base in China, consisting primarily of young urban educated users between the ages of 18 and 44, a particularly attractive demographic to advertisers.

Our marketing solutions present customers with a complete range of advertisement creation, matching, placement and presentation. Our online marketing services include in-video, display, sponsorship and other forms. Historically, we derived substantially all of our revenues from online advertising services, for which we collect service fees from advertisers through our advertising agencies. In April 2014, as a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, we started to explore new revenue sources, including advertising agreements with independent third parties and cooperation with Qinhe. For our advertising services, we currently engage Huzhong, an independent third party, as our exclusive advertising agency for standard media resources and non-exclusive advertising agency for highly-interactive advertising resources. In addition, we currently provide interactive entertainment marketing services to iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. Under our cooperation agreement with Qinhe, which operates the iSpeak platform, Qinhe will share a certain percentage of the revenues that it generates from the viewers who visit the iSpeak platform through advertisements on our website. As these revenue sources are relatively new, there is also no assurance that they will generate sufficient revenues and operating cash flows in the future. See Item 3.D. “Risk Factors—Risks Related to Our Business—Our new business models may not be able to generate sufficient revenues and operating cash flows.”

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

In January 2012, we entered into an agreement with YouTube, a renowned international video-sharing website owned by Google, which allowed our international users to view original videos from China on a new channel on YouTube’s website. In March 2012, we established a partnership arrangement with Channel V, a music video entertainment TV channel, to bring its content to our users on our website. From 2012 to 2014, we cooperated with Kaixin001.com, a Chinese social network service website, and NetEase, Inc., a Chinese Internet company with microblog services, respectively, for video sharing. In October 2013, in cooperation with Zhejiang TV, we sponsored the UGC Entertainment Awards, the first TV and Internet simultaneous-broadcasting program focusing on UGC in China. In December 2013, we held the UGC Entertainment Award Ceremony in Beijing with Zhejiang TV and SINA.com.

Mobile Platform

We significantly expanded our product portfolio for mobile platforms in 2013. Users can use their mobile phones to watch a large number of videos on ku6.com through compatible web browsers. For iPhones and Android devices, users may also install the mobile version of our Ku6 application, Ku6 Show, which allows them to view video clips on our website online and offline, and to shoot and upload video clips onto our website on the go. Our Channel V application caters to users with music videos. We have also cooperated with Shanda Innovations and developed a microfilm application, Micro Cool, which provides a mobile community platform for video sharing and focuses on short videos of not more than thirty seconds. Once installed, this application connects mobile devices to our mobile community platform and supports video shooting, editing, uploading and sharing. In 2013, we launched another mobile app, Duan Ku, which enables our users to create personalized videos using photos of their choices.

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

Previously, we purchased the licensing rights to some popular UGC and shared advertising revenues with individual users whose number of uploads exceed certain thresholds. We also had a revenue sharing program to reward users for contents they uploaded in order to encourage more users to upload UGC to our website. In April 2014, in connection with the change of our business models after the Share Purchase Transaction, we announced a suspension of this revenue sharing program from May 1, 2014. This program has not been resumed and may not be resumed in the future. Historically, contracted users contributed approximately 50% of all the videos on our website. As a result of the suspension of this revenue sharing program, the quality and quantity of our UGC may deteriorate in the future, which, in turn, may materially and adversely affect our business, results of operations and prospects. See Item 3.D. “Risk Factors—Risks Related to Our Business—If we fail to continue to provide attractive products and services, we may not be able to generate sufficient user traffic to remain competitive.”

In-house Developed Content

In addition to UGC, our content includes in-house developed content that we produce from time to time, such as online talk shows, celebrity interviews and reality shows to our viewers. We select the types of content to be produced generally based on our assessment of users’ preferences and information gathered by us from analyzing user data collected through our video platform. We typically cooperate with third parties engaged in in-house production, taking advantage of talents of local production teams and their relatively low production costs. In 2013, we cooperated with a major TV station in China to jointly produce shows that could be aired on our website and TV simultaneously.

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

We engage in advertising sales primarily through advertising agencies. Historically, we derived substantially all of our revenues from online advertising services, for which we collect service fees from advertisers through our advertising agencies. From April 2011 to March 2014, we relied on Old Shengyue, an affiliate wholly owned by Shanda Interactive during that period, as our primary advertising agency, which managed our sales to, and collected payments from, substantially all of our advertisers. Our advertising agency agreement with Old Shengyue expired on March 31, 2014, and we generated advertising revenue of $2.7 million from Old Shengyue during the first quarter of 2014 prior to its expiration. As a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, this agreement was not further renewed.

In April 2014, we entered into a new advertising agency agreement with New Shengyue, which is no longer owned by Shanda Interactive and is an independent third party. In August 2014, we terminated this agreement with New Shengyue and entered into another new advertising agency agreement with Huzhong, an independent third party. We generated advertising revenue of $0.5 million in 2014 from New Shengyue.

Pursuant to our agreement with Huzhong, Huzhong will act as our exclusive advertising agency for standard media resources and non-exclusive advertising agency for highly-interactive advertising resources. Under this agreement, we guarantee a certain amount of web traffic per day for webpages on which Huzhong posts advertisements, and in return, Huzhong guarantees to us a minimum amount of advertising revenues per day. If we fail to meet the web traffic target, the minimum amount guaranteed by Huzhong will be proportionally adjusted for the shortfall. Huzhong agreed to prepay 50% of the minimum guaranteed amounts within five business days prior to the beginning of each month and settle the balance within five business days after the end of each month. This advertising agency agreement with Huzhong will expire on December 31, 2017. We generated revenue of $2.8 million under our agreement with Huzhong from August 29, 2014 to December 31, 2014.

We expect to continue to engage third party advertising agencies for our advertising sales in the future.

Marketing Cooperation

In April 2014, as a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, we started to explore new revenue models in cooperation with Qinhe, a company controlled by Mr. Xu, our largest shareholder.

In April 2014, we started to provide interactive entertainment marketing services to iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. Under our cooperation agreement with Qinhe, which operates the iSpeak platform, Qinhe will share a certain percentage of the revenues that it generates from the viewers who visit the iSpeak platform through advertisements on our website. Users on the iSpeak platform may spend on virtual items during real-time video broadcasting, including gifts and avatars, and purchase other value-added services. In April 2014, we also started to provide game marketing services for Qinhe under a similar revenue sharing arrangement as the one for interactive entertainment marketing cooperation.  We generated revenues of $1.6 million from Qinhe for the year ended December 31, 2014.

Our cooperation with Qinhe is relatively new and subject to changes from time to time. In September 2014, we amended the interactive entertainment cooperation agreement with Qinhe. Pursuant to the amended agreement, Qinhe agreed to pay certain additional guaranteed revenue amounts from July 2014 to December 2014, and the term of this agreement is extended to December 31, 2015. Other terms of the original agreements, including the revenue sharing arrangment, remained the same.In March 2015, our game marketing cooperation agreement with Qinhe expired and our management decided not to renew this agreement to focus on interactive entertainment marketing services. On March 30, 2015, we further amended our interactive entertainment cooperation agreement with Qinhe. Pursuant to the further amended cooperation agreement, the revenue sharing arrangement in the original agreement will be reinstated without the additional guaranteed revenue amounts.

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

We have invested significantly in content monitoring and copyright protection technologies. We have a content screening team dedicated to screening and monitoring the content uploaded on our website to ensure that no content that may be deemed to be prohibited by government rules and regulations is posted and the prompt removal of any allegedly infringing content once we receive proper notification from the legitimate copyright owner. We provide training to these employees and supervise and monitor their work. We implemented monitoring procedures to remove infringing content, including: (i) a text filtering system screens content based on pre-set key words; (ii) manual review, where the content that passes the technology screening is reviewed by the content screening team on a 24-hour, 7-day basis, and the flagged content identified by our technology is reviewed and confirmed that it can be released; and (iii) back-office professional supervision, where certain professional content providers who we grant access to our back-office database can directly flag the infringing content for removal. Other content on our website is also monitored. For example, user-posted comments are typically screened by the text filtering system and are monitored by our screening team. Substantially all of the videos uploaded on our website are manually screened by our employees. All of the other content, primarily consisting of comments posted by users, are first screened by our filtering systems and the content containing prohibitive words or images is manually screened by our contract employees.

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

Privacy Protection and Information Security

We have established information security systems to ensure our network and information security, including website security procedures, a security and confidential information management system, and user security system. These information security systems have been filed with the MIIT or its local branch. However, we may not be able to adequately protect the privacy rights of third parties from infringing content uploaded by our users. See Item 3.D. “Risk Factors—Risks Related to Our Business—We have been and expect to continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website.”

Intellectual Property

We rely primarily on intellectual property laws and our contractual arrangements with our employees, clients, business partners and others to protect our intellectual property rights. We require our employees to enter into agreements requiring them to keep confidential all information relating to our customers, methods, business and trade secrets during and after their employment with us. Our employees are required to acknowledge and recognize that all inventions, trade secrets, works of authorship, developments and other processes generated by them on our behalf, whether or not patentable or copyrightable, made by them during their employment are our property. They also sign agreements to transfer any ownership that they may claim in those works to us. We have registered our domain names, including ku6.com.

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

Regulation on catalogue relating to foreign investment

Investment activities in the PRC by foreign investors are subject to the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission, or the NDRC. The Catalogue divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations.

Pursuant to the latest Catalogue amended in 2015, the provision of value-added telecommunications services falls in the restricted category, and the percentage of foreign ownership cannot exceed 50%. The provision of internet cultural operating services (including online game operation services), internet news, and production and online transmission of audio-visual programs fall in the prohibited category, and foreign investors are prohibited from engaging in such services. We conduct our operations in China principally through contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities, and their respective shareholders. These contractual arrangements enable us to exercise effective control over these entities and hence treat them as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see Item 3.D.”Risk Factors—Risks Related to Our Corporate Structure” and Item 4.C. “Organizational Structure.”

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

In January 2015, MIIT issued the Announcement on Lifting Restrictions on Foreign Equity Ratio in Online Data Processing and Transaction Processing Business (For-profit E-commerce) in China (Shanghai) Pilot Free Trade Zone, or the MIIT 2015 Circular. The MIIT 2015 Circular provides that in Shanghai FTZ, foreign investors in those companies engaging in the business of providing online data processing and transactions processing services (E-commerce) would be permitted to hold up to 100% of equity interests in such companies. However, restrictions on foreign investments in companies engaging in value-added telecommunications services other than online data processing and transaction processing business are not affected.

In January 2015, MOFCOM published on its website for public comment on a draft Foreign Investment Law of the PRC, or the draft FIL. The draft FIL is believed to strengthen the regulation of PRC companies, such as our VIEs, which have contractual arrangements with foreign investors or foreign invested companies. Under the draft FIL, a company controlled by foreign investors through contractual arrangements is considered to be a foreign invested enterprise and as a result is explicitly subject to restrictions on foreign investment. If the current version of the draft FIL becomes effective, our VIEs could fall within the scope of foreign invested companies and be subject to restrictions on foreign investment in the telecommunication service industry including online games, and the related contractual arrangements between our VIEs and us could be challenged. Under the draft FIL, it is unclear how “control” would be determined for such purpose, and the draft FIL is silent as to the enforcement actions that might be taken against existing companies, such as our VIEs, that operate in restricted industries.

Ku6 Information Technology, one of our consolidated affiliated entities, holds the licenses and permits necessary to conduct our online video, online advertising and related businesses in China. We currently operate our website through Ku6 Information Technology through a series of contractual arrangements. We believe that it would be impracticable for us to acquire any equity interest in Ku6 Information Technology without diverting management attention and resources. We believe that our contractual arrangements with Ku6 Information Technology and its respective individual shareholders provide us with sufficient and effective control over it. Accordingly, we currently do not plan to acquire any equity interest in Ku6 Beijing Information Technology. In addition, the related trademarks are owned by Beijing WFOE, one of our wholly owned PRC subsidiaries, and we may be required to transfer the related trademarks from Beijing WFOE to Ku6 Information Technology. These contractual arrangements may be subject to challenges by the PRC government authorities. See Item 3.D. “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet business, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and Item 3.D. “Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

In December 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008. Circular 56 reiterates the requirement set forth in the Audio/Video Broadcasting Rules that online audio/video service providers must obtain a license from the SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state controlled. According to relevant official answers to press questions published on the SARFT’s website in February 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. Such policies have been reflected in the Application Procedure for Audio/Video Program Transmission License. We have obtained an audio/video program transmission license in 2008, which was renewed in 2011 and expired in February 2015. We are currently in the process of renewing this license.

In June 2008, the SARFT issued the Notice on the Application Procedures for Audio/Video Program Transmission Licenses. Under this notice, all online audio/video service providers are required to maintain a registered capital of not less than RMB10.0 million, and audio/video service providers that offer news, movies, television, entertainment and other designated content must have a registered capital of not less than RMB20.0 million. In connection with the expansion of our business, we have increased the registered capital of Ku6 Information Technology, our consolidated affiliated entity which holds the operating licenses for Internet audio/video business, from RMB10.0 million to RMB20.0 million in September 2012.

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

In April 2010, the SARFT issued the Internet Audio/Video Program Services Categories (Provisional), which classified Internet audio/video programs into four categories. Category I is only open to state-owned broadcast/television media companies operating in the broadcasting/television section, and the other three categories are open to non-state-owned entities.

We obtained an Internet audio/video program transmission license for our website www.ku6.com, the scope of which was subsequently expanded in August 2013 to cover multiple categories of audio/video services. The amended license is valid for three years from February 2012 to February 2015. We are currently in the process of renewing this license.

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

Because we are a Cayman Islands company without the required track record in the advertisement industry, we are not eligible to hold direct equity interests in PRC advertisement companies. As a result, we conduct this portion of our operations through a series of contractual arrangements among our PRC subsidiaries and our consolidated controlled entities. See Item 4.C. “Organizational Structure” and Item 3.D. “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet business, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

In December 2012, the PRC Supreme People’s Court adopted the Provisions on Some Issues Concerning Applicable Laws for Trial of Disputes of Infringement of Rights to Communication through Information Networks, which became effective on January 1, 2013 and replaced the previous interpretations on the same topic. Under the provisions, Internet users or service providers are subject to civil liabilities if they provide uncopyrighted content, including works, performance or sound or video recordings, through information networks. An ICP service operator will be liable if it assists or incites infringing acts, whether through words, technical support, virtual awards or other forms. An ICP service operator will be liable if it fails to delete, screen or block content that such ICP service operator knows or should know is infringing, or if it actively provides technical support for an infringing act. The knowledge requirement is met if the ICP service operator recommends the infringing content by ranking, indexing or summarizing such content and the public can directly access the infringing content on its website. Under these interpretations, the liability of an ICP service operator is predicated on its fault. If an ICP service operator can prove that it has used reasonable and effective technical measures to block the relevant content, and that the infringing content is difficult to be identified despite such measures, such ICP service operator is not at fault.

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

In May 2006, the State Council promulgated the Regulation for the Protection of the Right of Communication through Information Networks, which was amended in January 2013. This regulation provides a safe harbor principle for ICP service operator that provides information storage space to users through which users may provide works, performance or sound or video recordings to the public. An ICP service operator will not be liable to the right owners if the following conditions are met: (i) the ICP service operator has clearly indicated that the information storage space is provided to the users, and published the name, contact person and IP address of the network service provider; (ii) it has not altered the works or recordings provided by the users; (iii) it did not know, or could not reasonably have been expected to know, that the content provided by the users infringed upon other’s rights; (iv) it has not received any direct financial gain from the users’ provision of the content; and (v) it deletes the allegedly infringing content upon receiving written notice from the right owners. An ICP service operator that provides users with search or link services will not be liable to the right owner if the ICP service operator promptly disconnects the link to the infringing content after receiving the right owner’s notice. This exemption is not valid however if the ICP service operator knew or should know that the linked content infringed upon another’s rights. In that scenario, it will be jointly liable with the user who provided the content. Under this regulation, an ICP service operator may be subject to civil liabilities, including ceasing the infringing activities, eliminating the adverse effects, and paying damages. If public interest is harmed, the ICP service operator that infringes upon a third party’s copyright may be subject to a fine of one to five times the unlawful income if such income exceeds RMB50,000, or up to RMB250,000 if such income is less than RMB50,000, or confiscation of assets used to provide infringing services.

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

Trademark. The PRC Trademark Law, adopted in 1982 and revised respectively in 1993, 2001 and 2013, with its implementation rules adopted in August 2002 and amended in April 2014,protects registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for the record.

“” and “ 6” are registered trademarks in China. We have also applied to register additional trademarks.

Domain Name. In May 2012, the China Internet Network Information Center, or the CNNIC, issued the amended Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. In November 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Internet in China, or Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first-tier domain name “.cn.” In May 2012, the CNNIC issued the amended Measures on Domain Name Disputes Resolution and its implementing rules, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered ku6.com and certain other domain names with the CNNIC.

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

In August 2014, the Supreme People’s Court of the PRC promulgated the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law to Trial of Civil Dispute Cases over Infringement upon Personal Rights and Interests by Using Information Networks, which provides that if an ICP operator uses the network to disclose the genetic information, medical records, health examination data, criminal records, home address, private events and other personal privacy and information of a natural person causing damages, the aggrieved party will be entitled to hold the ICP operator liable unless: (i) the natural person has given written consent and the disclosure is within the agreed scope; (ii) the information is disclosed in order to promote the public interest and it is within the necessary extent; (iii) the information is disclosed for the purposes of public interest of academic research or statistics by schools and research institutions that is consented by the natural person in a written form, and the way of disclosure is not sufficient to identify the specific individuals; (iv) the information is self-disclosed by the natural person or has been lawfully disclosed on the Internet; or (v) the personal information is obtained in a lawful manner.

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

In July 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User’s Personal Information. Any collection or use of a user’s personal information must be subject to the consent of such user. An ICP service operator must keep such information strictly confidential, and it is prohibited from divulging, tampering or destroying any such information, and from selling or providing such information to other parties. Any violation may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of registrations , shutdown of websites or even criminal liabilities. We have required our users to consent to our collection and use of their personal information, and have taken information security measures to protect our users’ privacy.

In February 2014, the National Internet Information Office promulgated the Provisions on Administration of Internet User Account Names, which became effective on March 1, 2015. According to the Provisions, the Internet information service providers shall, pursuant to the principle of “mandatory real name registration at the back-office end, and voluntary real name display at the front-office end,” require the Internet information service users to sign up accounts after passing real identity information authentication.  When signing up accounts, the Internet information service users shall enter into agreements with the Internet information service providers to undertake to abide by the seven bottom lines in terms of laws and regulations, which are the socialist system, national interests, citizens’ legitimate rights and interests, public order, social morality and the truthfulness of information.  Where any Internet information service user falsifies information to get the account name registered or includes any illegal or unfavorable information in the head portrait, profile or any other registration information of the account, the Internet information service provider shall take measures such as issuing an notice to require such user to rectify within specified time limit, suspending the use of the account name by such user or deregistering the account of such user.

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

Pursuant to the PRC Labor Contract Law and its latest amendments effective on July 1, 2013, dispatched employees are intended to be a supplementary form of employment and shall only apply to provisional, auxiliary or substitutive positions, and the fundamental form should be direct employment by enterprises and organizations that require employees. It is expressly stated that the number of dispatched employees an employer uses may not exceed a “certain percentage” of its total labor force. The Interim Provisions on Labor Dispatch which came into force on March 1, 2014, further set such percentage at 10% and provide a two-year transitional period for compliance with such requirement. Failure to comply with these requirements may result in orders of rectification and imposition of fines. See Item 3.D. “Risk Factors—Risks Related to Doing Business in China—The enforcement of the PRC labor contract law may materially increase our costs and decrease our net income.”

In addition, the State Administration for Taxation has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options (i.e. our existing equity compensation plans), or whose restricted shares vest, will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options or restricted shares. Although we currently withhold income tax from our PRC employees in connection with their exercise of options and the vesting of their restricted shares, if the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities. See Item 3.D. “Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

•                  Ku6 Information Technology is 98% owned by Mr. Yingfeng Zhang and 2% owned by Mr. Mingfeng Chen;

•                  Tianjin Ku6 Zheng Yuan, which is wholly owned by Ku6 Information Technology, is 98% owned by Mr. Yingfeng Zhang and 2% owned by Mr. Mingfeng Chen;

•                  Ku6 Cultural is 98% owned by Mr. Yingfeng Zhang and 2% owned by Mr. Mingfeng Chen; and

•                  Tianjin Ku6 Network is 90% owned by Ms. Dongxu Wang and 10% owned by Mr. Qing Zhang.

Through our contractual arrangements with these consolidated affiliated entities, we have the power to vote all the shares held by the shareholders of these entities, through our PRC subsidiaries, as well as the right to enjoy the economic benefits derived from these entities and the exclusive right to purchase equity interests from the shareholders of these entities to the extent permitted by PRC law. For a detailed description of the regulatory environment that necessitates the adoption of our corporate structure, see Item 4.B. “Business Overview—Government Regulation.” For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see Item 3.D. “Risk Factors—Risks Related to Our Corporate Structure.”

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

The following diagram illustrates the corporate structure of our company, our subsidiaries, and our consolidated affiliated entities, as well as our shareholding in Yisheng, as of March 31, 2015:

D.            Property, Plant and Equipment

Our principal executive offices are located on premises with a gross floor area of approximately 5,640 square meters in Beijing. We also have branch and representative offices in Tianjin.

Item4A.                           Unresolved Staff Comments

Not Applicable.

Item 5.                                 Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe” or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

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

Historically, we derived substantially all of our revenues from online advertising services, for which we collect service fees from advertisers through our advertising agencies. In April 2014, as a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, we started to explore new revenue sources, including advertising agreements with independent third parties and cooperation with Qinhe. See Item 4.B. “Business Overview—Marketing Services and Customers.” As these revenue sources are relatively new, there is also no assurance that they would generate sufficient revenues and operating cash flows in the future. See Item 3.D. “Risk Factors—Risks Related to Our Business—Our new business models may not be able to generate sufficient revenues and operating cash flows.”

For the years ended December 31, 2012, 2013 and 2014, our revenues were $14.1 million, $13.1 million and $8.6 million, respectively, and our net loss was $9.5 million, $34.4 million and $10.7 million, respectively.

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

Our business, financial condition and results of operations may also be affected by a number of factors relating to the performance of the iSpeak platform operated by Qinhe. See Item 3.D. “Risk Factors—Risks Related to Our Business—Our cooperation arrangements with Qinhe are subject to considerable uncertainties.”

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

Description of Certain Statement of Operations Items

Net Revenues

In 2012, 2013 and 2014, we derived substantially all of our net revenues from online advertising services. Prior to April 2011, we derived these revenues primarily from various third-party advertising agencies. In April 2011, we entered into an advertising agency agreement with Old Shengyue, an affiliate then wholly owned by Shanda Interactive, pursuant to which Old Shengyue agreed to act as our exclusive advertising agency for our standard media resources and as our non-exclusive advertising agency for our highly interactive advertising resources. We relied on Old Shengyue as our primary advertising agency, which managed our sales to, and collected payments from, substantially all of our advertisers from April 2011 to March 2014. This agreement with Old Shengyue, as previously renewed, expired on March 31, 2014 and was not further renewed.

In April 2014, we entered into a new advertising agency agreement with New Shengyue, which is no longer owned by Shanda Interactive and is an independent third party. In August 2014, we terminated this agreement with New Shengyue and entered into another new advertising agency agreement with Huzhong, an independent third party. Pursuant to our agreement with Huzhong, Huzhong will act as our exclusive advertising agency for standard media resources and non-exclusive advertising agency for highly-interactive advertising resources. Under this agreement, we guarantee a certain amount of web traffic per day for webpages on which Huzhong posts advertisements, and in return, Huzhong guarantees to us a minimum amount of advertising revenues per day. If we fail to meet the web traffic target, the minimum amount guaranteed by Huzhong will be proportionally adjusted for the shortfall. Huzhong agreed to prepay 50% of the minimum guaranteed amounts within five business days prior to the beginning of each month and settle the balance within five business days after the end of each month.

For the years ended December 31, 2011, 2012, 2013 and 2014, we generated advertising revenues of $8.1 million, $12.5 million, $12.4 million and $6.0 million from advertising agencies in total.

In addition, in April 2014, as a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, we started to explore new revenue models in cooperation with Qinhe, a company controlled by Mr. Xu, our largest shareholder. See Item 7.B. “Related Party Transactions—Cooperation Agreements with Qinhe.” In April 2014, we started to provide interactive entertainment marketing services to iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. Under our cooperation agreement with Qinhe, which operates the iSpeak platform, Qinhe will share a certain percentage of the revenues that it generates from the viewers who visit the iSpeak platform through advertisements on our website. Users on the iSpeak platform may spend on virtual items during real-time video broadcasting, including gifts and avatars, and purchase other value-added services. In April 2014, we also started to provide game marketing services for Qinhe under a similar revenue sharing arrangement as the one for interactive entertainment marketing cooperation. We generated revenues of $1.6 million from Qinhe for the year ended December 31, 2014.

Our cooperation with Qinhe is relatively new and subject to changes from time to time. In September 2014, we amended the interactive entertainment cooperation agreement with Qinhe. Pursuant to the amended agreement, Qinhe agreed to pay certain additional guaranteed revenue amounts from July 2014 to December 2014, and the term of this agreement was extended to December 31, 2015. Other terms of the original agreements, including the revenue sharing arrangement, remained the same. In March 2015, our game marketing cooperation agreement with Qinhe expired and our management decided not to renew this agreement to focus on interactive entertainment marketing services. On March 30, 2015, we further amended our interactive entertainment cooperation agreement with Qinhe. Pursuant to the further amended cooperation agreement, the revenue sharing arrangement in the original agreement will be reinstated without the additional guaranteed revenue amounts.

As the revenue models are relatively new, there is no assurance that they would generate sufficient revenues and operating cash flows in the future. See Item 3.D. “Risk Factors—Risks Related to Our Business—Our new business models may not be able to generate sufficient revenues and operating cash flows.”

Cost of Revenues

Our cost of revenues consists of Internet bandwidth costs, payroll costs associated with the platform operation and content, depreciation expenses, User Generated Content costs, in-house developed content costs, and other costs. Our total cost of revenues amounted to $12.1 million for the year ended December 31, 2014.

	Year ended December 31,
	2012	2013	2014
	(in thousands of U.S. dollars)
Internet bandwidth costs	7,790	7,445	5,920
User Generated Content costs	1,248	1,340	336
Payroll costs	2,806	2,540	3,270
Depreciation of servers and other equipment	1,425	1,620	1,032
In-house developed content costs	—	1,439	149
Other costs(1)	1,334	1,601	1,434
Total costs	14,603	15,985	12,141

(1) Include primarily advertisement production costs, platform operation costs and outside service fees.

Internet bandwidth costs. Internet bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their Internet data centers. Bandwidth is a significant component of our cost of revenues and therefore an important factor affecting our profitability. The bandwidth costs as a percentage of our net revenues increased from 56.7% for the year ended December 31, 2013 to 69.0% for the year ended December 31, 2014. In order to maintain our user community to support our new revenue models, we expect Internet bandwidth costs to remain relatively stable in the future.

User Generated Content costs, or UGC costs. User Generated Content costs are fees paid to users for videos they uploaded to our website. The costs remained flat for the years ended December 31, 2012 and 2013. Our UGC costs decreased in 2014 as we suspended the revenue sharing program for UGC in May 2014. We expect no UGC costs in 2015. See Item 4.B. “Business Overview—Our Content—UGC (User-Generated Content).”

Payroll costs. Payroll costs consist of salaries and benefits for our platform operation and content personnel. The payroll costs increased from $2.5 million for the year ended December 31, 2013 to $3.3 million for the year ended December 31, 2014. The increase was primarily attributable to compensation expenses for layoffs paid in 2014 as result of our headcount reduction plan. Because such compensation expenses were non-recurring in nature, we expect our payroll costs to decrease in 2015 with a lower headcount.

Depreciation of servers and other equipment. We include depreciation expense for servers and other equipment that are directly related to our business operations and technical support in our cost of revenues. Our depreciation expense decreased from $1.6 million in 2013 to $1.0 million in 2014 primarily due to the full depreciation of certain assets in 2014 and lower capital expenditures. We intend to engage cloud computing service providers and use their servers and other equipment instead of purchasing new servers and other equipment on a large scale. As a result, we expect our depreciation expense to generally remain stable or decrease in future periods.

In-house developed content costs. In-house developed content costs represent costs related to the production of our news, reports and interactive entertainment programs, but do not include any salaries and benefits paid to our employees. The in-house developed content costs for the year ended December 31, 2013 were mainly attributable to video production costs incurred for the UGC Entertainment Awards Ceremony held by us in Beijing in December 2013. Such costs have been immediately expensed due to the uncertainties of revenues and economic benefits derivable from such activities. We did not have any significant in-house developed content in 2014 and the related costs decreased accordingly.

Operating Expenses

The following table sets forth certain historical consolidated operating expenses data, for the periods indicated:

	Year ended December 31,
	2012	2013	2014
	(in thousands of U.S. dollars)
Operating Expenses
Product development	1,973	3,496	1,385
Selling and marketing	1,689	1,797	942
General and administrative	6,820	8,089	7,088
Impairment of goodwill and intangible assets	—	27,226	—
Total operating expenses	10,482	40,608	9,415

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

General and Administrative Expenses. General and administrative expenses consist primarily of salary and benefits, including share-based compensation, for general management, finance and administrative personnel, bad debt provisions (reversals), litigation accruals (and related reversals), depreciation, amortization of intangible assets and goodwill, professional service fees, office rental fees, and other expenses.

Impairment of Goodwill and Intangible assets. We recorded significant impairment charges of $6.2 million and $21.0 million for goodwill and for definite-lived intangible assets (mainly trademark), respectively, for the year ended December 31, 2013. See Item 5.A. “Operating Results—Critical Accounting Policies—Goodwill and Intangible Assets Impairment.”

Furthermore, in order to reduce operating cash outflows, we have carried out a plan to reduce our headcount by approximately 40% in various departments in April 2014. See Item 6.D. “Employees.” As a result, we expect the payroll expenses included in the above items to decrease in 2015.

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

From January 1, 2009, we adopted ASC 805 (formerly referred to as SFAS No. 141 (revised 2007), “Business combinations”). Following this adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over and (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

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

Revenue Recognition

In accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 605, “Revenue Recognition,” we recognize revenues when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery or performance has occurred, and collectability is reasonably assured.  Revenues are recorded net of indirect taxes.

We make credit assessments of customers to assess the collectability of contract amounts prior to entering into contracts. For those contracts for which the collectability is assessed as not reasonably assured, we recognize revenue only when cash is received and all revenue recognition criteria are met.

Online advertising services

We derive part of our revenue from online advertising services, where advertisers (including third parties and related parties) pay to place their advertisements on our online video platform in different formats. Such formats include but are not limited to banners, buttons, links, and pre-roll or post-roll video advertisements.

Advertising contracts are signed to establish the price and advertising services to be provided. Advertisements are charged either based on the agreed thresholds, including but not limited to impressions and clicks, or fixed during a determined period of time. In the former case, the delivery of service occurs when the relevant thresholds are achieved. In the latter case, the delivery is not conditioned on any threshold but occurs over the lapse of time.

Our online advertising services revenue is principally generated from fixed contracts with specific advertising agent customers serving as intermediaries between us and ultimate advertisers. We derived substantially all of our online advertising services revenue from such contracts in 2012 and 2013, and all of our online advertising services revenue from such contracts in 2014. Under two previous agreements with Old Shengyue and New Shengyue, respectively, each of which served as our previous exclusive advertising agents for standard advertising resources and non-exclusive advertising agents for highly interactive advertising resources, and under our current arrangement with Huzhong, our exclusive advertising agent for standard advertising resources and non-exclusive advertising agent for highly interactive advertising resources, the relevant arrangements include guaranteed minimum advertising revenues and sharing of excess advertising revenues, as well as web traffic or video view targets to be met by us.

Under our previous agreement with Old Shengyue, which expired in March 2014, guaranteed minimum advertising revenues were not subject to downward adjustments. Under our previous agreement with New Shengyue, which was terminated in August 2014, guaranteed minimum advertising revenues must be proportionally adjusted downward if there was a shortfall relative to web traffic or video view targets. Under these two agreements, excess advertising revenues were calculated after deducting commission fees earned by Old Shengyue and New Shengyue based upon increasing percentages for additional tiers or layers of revenues in excess of the guaranteed amount. There were no commission fees incurred for any historical periods, as we earned only the minimum guaranteed revenues in 2012, 2013 and 2014 under these arrangements. Under our current agreement with Huzhong, the guaranteed minimum daily advertising revenues are based upon the agreed daily web traffic targets, and revenues are proportionally adjusted downward or upward relative to the guaranteed minimums if web traffic falls short of or exceeds the agreed upon targets. In 2014, we exceeded such targets on certain occasions resulting in an insignificant additional amount of revenue. Unlike our previous agreements with Old Shengyue and New Shengyue, which provided for settlement of service fees in arrears, our current agreement with Huzhong provides for prepayment of 50% of the guaranteed amounts prior to the beginning of the month and settlement of the balance as determined between the parties at the end of the month. The prepayments are recorded as advances from customers until recognised as revenue. Guaranteed advertising revenues and any excess advertising revenues net of commission fees are recognized ratably over varying service periods as governed by the specific agreements, as we are able to timely obtain information to determine historical advertising revenues as a basis for preparing financial statements.

We report the revenue earned from both related and third party advetising agencies based on the net amount after considering the indicators to record revenue gross versus set forth in ASC 605-45, “Principal Agent Considerations.” A principal factor considered is the fact that the advertising agents establish prices with ultimate end customers wishing to place advertisements, which we are not able to influence.

Promotional advertising services

We derive a portion of our revenue from Qinhe, a related party, in exchange for interactive media and entertainment promotional advertising services provided to Qinhe.

We provide interactive entertainment marketing services to Qinhe from April 2014. In return, Qinhe shares a certain percentage of its revenues generated from our video viewers who visit its proprietary social media platform through advertisements on our website and spend monies with Qinhe. In September 2014, we amended the relevant agreement with respect to the interactive entertainment marketing services. Pursuant to the amended agreement, Qinhe agreed to pay us additional guaranteed revenue amounts from July 2014 to December 2014 on a monthly basis in addition to the revenue sharing arrangement under the original agreement.

We also provided online game marketing services to Qinhe from April 2014 to March 2015. In return, we share a portion of its profits that are generated from our video viewers who play Qinhe’s games through advertisements on our website. Profits are calculated as revenues from the games operated by Qinhe, net of licensing fees payable to game developers.

Promotional advertising service revenues are recognized as services delivered for interactive entertainment marketing and online game. Shortly after the end of each month, with sufficient frequency to enable timely preparation of financial statements, we received a statement from Qinhe detailing the amount of shared revenue for each type of services.  Once amounts have been reconciled to our records and agreed to, shared revenues were paid within 30 days. With respect to the additional guaranteed revenue amounts mentioned in the foregoing paragraph, such amounts are recognized on a monthly basis as they are not dependent on underlying video viewer referrals.

We report the revenue earned from Qinhe based on the net amount after considering the indicators to record revenue gross versus set forth in ASC 605-45, “Principal Agent Considerations.” A principal factor considered is the fact that Qinhe establishes all pricing to end customers and we are not responsible for providing the contents or services.

Allowances for Doubtful Accounts

We determine the allowance for doubtful accounts when facts and circumstances indicate that receivables are unlikely to be collected by taking into account an aging analysis of receivable balances, historical bad debt records, repayment patterns in the prior year and other factors such as the policies of operators and financial condition of the customers. Our allowance for doubtful accounts principally relates to long-aged receivables resulted from our business model prior to 2011 when Old Shengyue was appointed as our primary advertising agency. For further information, see Note 17 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

During the years ended December 31, 2012, 2013 and 2014, we recorded benefits from the reversal of the allowance for doubtful accounts of $2.3 million, $0.3 million and $0.1 million, respectively, due to the collection of accounts receivable that were previously fully written down. During the year ended December 31, 2014, we recorded a provision for doubtful accounts of $1.0 million relating to uncollectible amounts from Old Shengyue and New Shengyue. As of December 31, 2014, the balance of our allowance for doubtful accounts was $0.4 million.

Goodwill and Intangible Assets Impairment

We test goodwill for impairment by performing a two-step goodwill impairment test, which can be preceded by an optional qualitative assessment to determine if the two-step goodwill impairment test needs to be followed. The optional qualitative assessment relies upon qualitative factors to determine if it is “more likely than not” that the fair value of a reporting unit is less than the carrying value of the reporting unit. We did not apply the qualitative assessment and proceeded directly to the two-step test. The first step compares the calculated fair value of a reporting unit to its carrying amount, including goodwill. If and only if the carrying amount of a reporting unit exceeds its fair value as per step one, the second step is executed to compare the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. When available, we use observable market data, including pricing on recent closed market transactions, to determine the fair value of our single reporting unit and compare that with the carrying amount of the reporting unit to assess any goodwill impairment. The fair value of our single reporting unit was determined based on our market capitalization as of the valuation date in 2012. When there is little or no observable market data, we measure the fair value of a reporting unit primarily using the income approach and using the market approach as a validation of the value derived from income approach. The market approach includes using financial metrics and ratios of comparable public companies. In 2013, we relied on the income approach to evaluate our goodwill. When goodwill is determined to be impaired, we use the income approach including discounted cash flow modeling and unobservable inputs including assumptions of projected revenue, expenses, capital spending and other costs, as well as a discount rate calculated based on the risk profile of the relating industry to determine the amount of any impairment.

We measure impairment of intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we assess impairment by comparing the carrying value of the intangible assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the fair value of the intangible assets. We measure the fair value of intangible assets using the discounted cash flow model and unobservable inputs including assumptions of projected revenue, expenses, capital spending and other costs, as well as a discount rate calculated based on the risk profile of the relating industry. If different estimates or judgments are utilized, the timing or the amount of the impairment charges could be different.

During the annual impairment test on December 31, 2012, we performed an impairment test for our single reporting unit relating to goodwill and compared the market value of our publicly traded equity to the carrying value of our equity and concluded that there was no impairment as of December 31, 2012. As we incurred net losses in each of the fiscal years from 2007 to 2012, we assessed impairment for intangible assets by comparing the carrying value of the intangible assets to the estimated undiscounted future cash flows. We used the market value of our publicly traded equity as a conservative proxy for undiscounted cash flows, as the market value theoretically includes a discount factor. We concluded there was no impairment indicated for intangible assets as of December 31, 2012.

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

Turnover Tax and Related Surcharges

Our subsidiaries and consolidated affiliated entities are subject to business tax and related surcharges or value-added tax, as the case may be, on the revenues earned for services provided in China. These business tax and related surcharges or value-added tax are deducted from gross receipts to arrive at net revenues.

In 2012, the relevant PRC authorities introduced a turnover tax reform pilot program (the “Pilot Program”) in selected pilot cities in China for selected industries to gradually expand the scope of VAT. The Pilot Program was implemented in Beijing and Tianjin, in which our advertising revenues are sourced, effective September 1 and December 1, 2012, respectively. Prior to the implementation of the Pilot Program, the business tax rate on our advertising sales was 5% based on the gross advertising revenue before deducting advertising agency rebates. After the implementation of the Pilot Program, our advertising business is subject to value-added tax at a rate of 6%.

Share-based Compensation

We apply Accounting Standards Codification Topic 718, “Stock Compensation,” or ASC 718, which requires all share-based payments to employees and directors, including grants of employee stock options and restricted shares, to be recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. The valuation provisions of ASC 718 apply to new awards, to awards granted to employees and directors before the adoption of ASC 718 whose related requisite services had not been provided, and to awards which were subsequently modified or cancelled. Under ASC 718, the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation cost not recorded for that number of awards.

In accordance with ASC 718, we have recognized share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with graded vesting features and service conditions only and using the graded-vesting attribution method for awards with graded vesting features and performance conditions.

We grant equity incentive awards to our employees. We recorded share-based compensation expense of $0.5 million, $1.0 million and $0.6 million in 2012, 2013 and 2014, respectively. The increase in share-based compensation in 2013 compared to 2012 was primarily attributable to stock option awards for newly joined management and talent, and modification expense of $0.2 million associated with the conversion of certain performance-based stock option awards to service-based option awards. The decrease in share based compensation in 2014 compared to 2013 was primarily attributable to the reduction in number of employees in 2014.Our share-based compensation expenses are included in our operating expenses as well as cost of revenue.

Income Taxes and Valuation allowances

Current income taxes are provided for on the taxable income of each subsidiary on the separate tax return basis in accordance with the relevant tax laws. Our PRC subsidiaries and consolidated affiliated entities are generally subject to a corporate income tax rate of 25% under the EIT Law. We are not subject to income tax under the Cayman Islands law.

Deferred income taxes are provided using the liability method in accordance with Accounting Standards Codification Topic 740, “Income Taxes,” or ASC 740. Under this method, deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Accounting Standards Codification Topic 740-10-25 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The adoption of ASC 740-10-25 did not result in a cumulative adjustment to the opening balance of retained earnings as of January 1, 2007. We do not have any liabilities for unrecognized tax benefits as of December 31, 2012, 2013 or 2014. Were we to have such liabilities, interest and penalties would be recognized for the tax purpose.

Contingencies

We are subject to contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters in the normal course of our business. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated by us. As of December 31, 2014, we had estimated and accrued $1.7 million for liabilities arising from alleged copyright infringements, which reflected a reduction of $0.3 million from the prior year. The accrual is based on judgments rendered by courts and out-of-court settlements with respect to alleged copyright infringement arising before December 31, 2014 relating to videos uploaded to our website. The accrual is based upon management’s best estimation according to the historical actual compensation amount per video for similar legal actions and advice from PRC counsel. The accrual also takes into account the time it takes to file a claim related to alleged infringement, which in some cases may occur more than a year after the underlying event. Furthermore, while claims for alleged infringement may be term limited in certain cases, parties alleging infringement may be able to renew their claims by re-filing them upon expiry, leading to continuation of the claim resolution process.  We are in the process of appealing certain judgments for which the loss has been accrued. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in our business practices, which could impact our future financial results.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2012, 2013 and 2014 should be read in conjunction with our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

In April 2014, as a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, we started to explore new revenue sources, including advertising agreements with independent third parties and cooperation with Qinhe. See “—Description of Certain Statement of Operations Items—Net Revenues.” As the revenue models are relatively new, the following discussion may not be meaningful for you to understand the trends of our operations going forward.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues.  Net revenues decreased by 34.4% to $8.6 million in 2014 from $13.1 million in 2013. This decrease was primarily due to the transition of our business models after the Share Purchase Transaction. We had unsatisfactory cooperation with our former advertising agency New Shengyue from April 2014 to August 2014. As a result, we terminated our agreement with New Shengyue and engaged Huzhong in August 2014. Revenues from our advertising services decreased to $6.0 million in 2014 from $12.4 million in 2013. Our cooperation with Qinhe was also new, and we generated revenues of $1.6 million from Qinhe in 2014.

Cost of Revenues. Cost of revenues decreased by 24.4% to $12.1 million in 2014 from $16.0 million in 2013. This decrease was mainly attributable to the UGC Entertainment Awards production costs incurred in 2013, which did not recur in 2014. In addition, we optimized our bandwidth usage to improve its efficiency which resulted in a decrease of Internet band width costs by $1.5 million in 2014. Depreciation expenses also decreased by $0.6 million from 2013 to 2014. Such decreases were partially offset by an increase of our payroll costs in the amount of $0.7 million due to the one-time compensation paid by us in connection with the execution of our headcount reduction plan.

Gross Loss.  As a result of the foregoing, our gross loss increased from $2.8 million in 2013 to $3.6 million in 2014.

Operating Expenses.  Operating expenses decreased significantly to $9.4 million in 2014 from $40.6 million in 2013, primarily due to an impairment charge for goodwill and intangible assets of $27.2 million in 2013, which did not recur in 2014, as well as decreases in our product development expenses, selling and marketing expenses and general and administrative expenses.

•                  Product Development Expenses.  Product development expenses decreased by 60.4% to $1.4 million in 2014 from $3.5 million in 2013. This decrease was primarily due to the decrease in labor costs as a result of our headcount reduction in 2014.

•                  Selling and Marketing Expenses.  Selling and marketing expenses decreased by 47.6% to $0.9 million in 2014 from $1.8 million in 2013. This decrease was primarily attributable to a decrease in expenses for promotional campaigns and marketing events, as we held fewer such events in 2014 compared to 2013 to control our expenses.

•                  General and Administrative Expenses.  General and administrative expenses decreased from $8.1 million in 2013 to $7.1 million in 2014. This decrease was primarily attributable to significant headcount reductions in 2014 and a $0.3 million reversal of accrued litigation expenses, as partially offset by provisions for bad debts recorded in 2014 of $1.0 million.

•                  Impairment of Goodwill and Intangible Assets.  We recorded significant impairment charges of $6.2 million and $21.0 million for goodwill and for definite-lived intangible assets (mainly trademark), respectively, for the year ended December 31, 2013. This did not recur in 2014.

Operating Loss.  As a result of the foregoing, operating loss decreased significantly from $43.5 million in 2013 to $13.0 million in 2014.

Interest Income.  Interest income decreased to nil in 2014 from $0.1 million in 2013 primarily due to the repayment of interest-bearing loans by Shanda Games Limited in early 2013 and fluctuations in cash balances.

Interest Expense.  Interest expense decreased to $0.05 million in 2014 from $0.02 million in 2013 primarily due to the repayment of interest-bearing loans from related parties in early 2013.

Other Income, Net.  Other income decreased to $0.7 million in 2014 from $4.1 million in 2013, primarily due to $2.9 million in write-offs of various third-party liabilities related to our previous advertising sales model in 2013, for which settlement was judged to be remote based upon our policies and past settlement experience and for which legal obligations had expired.  Also impacting changes in other income, net was a $1.0 million provision for a long-aged receivable due from Seed Music in 2013 which did not recur in 2014, as well as a decrease of $1.3 million in government subsidy income recognized.

Gain from disposal of equity interest in affiliate. In June 2014, we disposed of 10% of the equity interests in Bale to a third party for a consideration of RMB9.0 million ($1.5 million). A net $1.5 million (RMB9.0 million) gain from the disposal of our equity interest in Bale was realized. We did not have such gains in 2013.

Income Tax Benefit.  Income tax benefit was nil in 2014 and $4.8 million in 2013. The income tax benefit in 2013 was associated with the reversal of deferred tax liabilities relating to the impairment of goodwill and intangible assets.

Net Loss. Net loss decreased significantly from $34.4 million in 2013 to $10.7 million in 2014.

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

Cost of Revenues. Cost of revenues increased by 9.5 % to $16.0 million in 2013 from $14.6 million in 2012. This increase was mainly attributable to a cost of $1.4 million for the UGC Entertainment Awards we launched in 2013.

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

•                  Selling and Marketing Expenses. Selling and marketing expenses increased by 6.4 % to $1.8 million in 2013 from $1.7 million in 2012. This increase was primarily attributable to expenses for promotional campaigns and marketing events held in 2013.

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

•                  Impairment of Goodwill and Intangible Assets. We recorded significant impairment charges of $6.2 million and $21.0 million for goodwill and for definite-lived intangible assets (mainly trademark), respectively, for the year ended December 31, 2013. See Item 5.A.” Operating Results—Critical Accounting Policies—Goodwill and Intangible Assets Impairment.”

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

Other Income, Net. Other income, net increased to $4.1 million in 2013 from $1.7 million in 2012, primarily due to (i) $2.9 million in gains from writing-off of various third-party liabilities related to our previous advertising sales model for which settlement was judged to be remote based upon our policies and past settlement experience and for which legal obligation has expired, and (ii) $0.2 million of reimbursements related to the ADR program from our depositary. This increase was partially offset by a charge of $1.0 million relating to a provision for a receivable due from Seed Music, a related party not under common control, based on an updated assessment of the collectability of this receivable.

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

Net Loss. Net loss increased significantly from $9.5 million in 2012 to $34.4 million in 2013.

B.            Liquidity and Capital Resources

Liquidity and Going Concern

The audited consolidated financial statements included in this annual report on Form 20-F were prepared on the basis of a going concern which contemplates that we will be able to realize assets and discharge liabilities in the normal course of business. However, we have incurred significant net losses and negative cash flows from operations in recent years. For the years ended December 31, 2012, 2013 and 2014, our net loss was $9.5 million, $34.4 million and $10.7 million, respectively. As of December 31, 2014, we had cash and cash equivalents of $4.4 million, accumulated deficit of $187.1 million and working capital deficit of $4.8 million. For the year ended December 31, 2014, our net operating cash outflow was $5.2 million and our principal sources of liquidity were capital contributions from Shanda Interactive.

In April 2014, as a result of our management’s review and adjustment of our business strategies after the Share Purchase Transaction, we started to explore new revenue sources, including advertising agreements with independent third parties and cooperation with Qinhe. For our advertising services, we currently engage Huzhong, an independent third party, as our exclusive advertising agency for standard media resources and non-exclusive advertising agency for highly-interactive advertising resources. In addition, we currently provide interactive entertainment marketing services to iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. Under our cooperation agreement with Qinhe, which operates the iSpeak platform, Qinhe will share a certain percentage of the revenues that it generates from the viewers who visit the iSpeak platform through advertisements on our website. As these revenue sources are relatively new, there is no assurance that they would generate sufficient revenues and operating cash flows in the future. See Item 3.D. “Risk Factors—Risks Related to Our Business,” including, but not limited to the following risk factors: “Our new business models may not be able to generate sufficient revenues and operating cash flows” and “Our cooperation arrangements with Qinhe are subject to considerable uncertainties.”

In order to reduce operating cash outflows, we executed a plan to reduce our headcount by approximately 40% in various departments in 2014. See Item 6.D. “Employees.” We have also taken other cost reduction measures, including improving the efficiency of our CDN network to reduce infrastructure costs, as well as reducing our content acquisition costs.

Based on our current cash flow projections, we expect that cash inflows from operating activities, together with our current cash balances, may not be sufficient to satisfy our cash requirements in the near term. See Item 3.D. “Risk Factors—Risks Related to Our Business—We require a significant amount of cash to fund our operations. We cannot assure you that we can meet our working capital requirements or other capital needs through improved operating results.” As a result, we may need to seek additional revenue sources and additional financing in the near future to fund our daily operations. In connection with the Share Purchase Transaction, Shanda Interactive, through its affiliate, provided additional capital of RMB20.0 million ($3.2 million) to us in April 2014. In connection with the capital injection in April 2014, certain existing related party receivables due from an affiliate of Shanda Interactive in the amount of $1.2 million were waived by us, and we received a net amount of $2.0 million in cash from Shanda Interactive in April 2014. Subsequent to the Share Purchase Transaction, Shanda Interactive provided additional capital of RMB21.4 million ($3.4 million) to us in May 2014. In connection with the capital injection in May 2014, certain existing related party payables to companies controlled by Shanda Interactive, amounting to RMB5.3 million ($0.8 million), were waived, and we received a net amount of RMB16.1 million ($2.6 million) in cash from Shanda Interactive in May 2014. However, these capital contributions have not fully alleviated the pressure on our working capital and liquid resources. In March 2015, we received a loan of RMB30.0 million ($4.8 million) from Mr. Xu, our current largest shareholder, with a one-year term and bearing interests at 6.5% per annum. There is still considerable uncertainty as to if and when any other financings will occur on terms acceptable to us or at all. See Item 3.D. “Risk Factors—Risks Related to Our Business—We cannot assure you that we can meet our working capital requirements or other capital needs through additional financings in amounts or on terms acceptable to us, or at all.”

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

Cash Flows

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(in thousands of U.S. dollars)
Net cash used in operating activities	(8,087)	(11,524)	(5,209)
Net cash provided by investing activities	15,641	3,441	1,743
Net cash provided by (used in) financing activities	(21,222)	(3,316)	6,186
Effect of exchange rate changes on cash and cash equivalents	(11)	(1)	(10)
Net increase (decrease) in cash and cash equivalents	(13,679)	(11,400)	2,710
Cash and cash equivalents, beginning of year	26,750	13,071	1,671
Cash and cash equivalents, end of year	13,071	1,671	4,380

Operating Activities

Our net cash used in operating activities in 2014 was $5.2 million. This was primarily attributable to (i) our net loss of $10.7 million, (ii) gain from disposal of equity interest in affiliate of $1.5 million, (iii) a decrease of accrued expenses and other current liabilities of $1.2 million, (iv) an increase in accounts receivable of $1.0 million and (v) a decrease of accounts payable of $0.7 million, which were offset by (i) a decrease of $6.6 million in amounts due from related parties resulting from the receipt of receivables related to advertising revenues from Old Shengyue in 2014, (ii) $1.0 million in depreciation and amortization, (iii) $1.0 million bad debt provision, (iv) an increase in amount due to related parties of $0.8 million and (v) $0.6 million in share-based compensation.

Our net cash used in operating activities in 2013 was $11.5 million. This was primarily attributable to (i) our net loss of $34.4 million, (ii) a decrease in deferred taxes of $4.8 million, (iii) derecognition of long-aged operating liabilities of $2.9 million, (iv) an increase of $2.1 million in amounts due from related parties resulting from the delayed receipt of receivables (subsequently collected after December 31, 2013) related to advertising revenues from Old Shengyue and (v) a decrease of accrued expenses and other current liabilities of $1.1 million, which were adjusted by (i) non-cash charges of $21.0 million and $6.2 million for impairment loss of intangible assets and impairment of goodwill, respectively, (ii) $3.4 million in depreciation and amortization, (iii) an increase in accounts payable of $1.3 million and (iv) $1.0 million in share-based compensation.

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

Investing Activities

Our net cash provided by investing activities was $1.7 million in 2014. This was primarily attributable to (i) proceeds of $1.5 million from the disposal of a 10% equity interest in Bale, (ii) the repayment by a company controlled by Shanda Interactive of an interest-bearing loan of $0.5 million, and (iii) expenditures for property and equipment of $0.2 million.

Our net cash provided by investing activities was $3.4 million in 2013. This was primarily attributable to (i) the repayment by Shanda Games Limited of an interest-bearing loan of $3.3 million in 2013, and (ii) the proceeds of $0.2 million from disposal of property and equipment.

Our net cash provided by investing activities was $15.6 million in 2012. This was primarily attributable to
(i) the repayments by Shanda Games Limited of interest-bearing loans with an aggregate amount of $14.0 million in 2012, and (ii) a release of restricted cash of $3.6 million that was previously pledged to secure a bank loan, partially offset by (i) a $1.3 million payment for purchase of property and equipment and (ii) an interest-bearing loan of $0.5 million to Shanda Capital Limited in 2012.

Financing Activities

Our net cash provided by financing activities was $6.2 million in 2014. This mainly consisted of $5.8 million of capital contributions received from Shanda Interactive.

Our net cash used in financing activities was $3.3 million in 2013. This consisted mainly of the repayment to Shanda Games Limited of an interest-bearing loan of $3.3 million.

Our net cash used in financing activities was $21.2 million in 2012. This consisted mainly of (i) the repayments to Shanda Games Limited of interest-bearing loans with an aggregate amount of $9.9 million, (ii) repurchase of ordinary shares with an aggregate amount of $8.2 million, and(iii) the repayment of bank borrowings of RMB20.0 million ($3.1 million).

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

In addition, under PRC laws and regulations, our PRC subsidiaries and our consolidated affiliated entities may pay dividends only out of their retained earnings as determined in accordance with PRC accounting standards and regulations. There is no significant difference between retained earnings as determined in accordance with PRC accounting standards and in accordance with U.S. GAAP. In addition, our PRC subsidiaries and our consolidated affiliated entities are required to set aside at least 10% of their after-tax net income each year, if any, to fund certain statutory reserves, which are not distributable as cash dividends, until the aggregate amount of such funds reaches 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are restricted in their ability to transfer a portion of their net assets to our company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $30.9 million as of December 31, 2014. In addition, our PRC subsidiaries and our consolidated affiliated entities may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These staff welfare and bonus funds are not distributable as cash dividends. See note 21 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F and Item 3.D. “Risk Factors—Risks Related to Our Corporate Structure—We rely on our PRC subsidiaries and our consolidated affiliated entities to fund our cash and financing requirements. Any limitation on the ability of our PRC subsidiaries and our consolidated affiliated entities to transfer funds to us could have a material adverse effect on our ability to grow or otherwise fund our cash and financing requirements.”

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

C.            Research and Development, Patents and Licenses

See Item 4.B. “Business Overview—Technology and Infrastructure” and “—Intellectual Property.”

Our research and development expenditures were $2.0 million, $3.5 million and $1.4 million in 2012, 2013 and 2014, respectively.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014, or thereafter, that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.             Contractual Obligations

The following table sets forth certain information with respect to our contractual obligations as of December 31, 2014:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years
	(in thousands of U.S. dollars)
Operating lease commitments	2,186,304	2,186,304	—	—

We did not have any long-term debt obligations as of December 31, 2014.

Item 6.                                 Directors, Senior Management and Employees

A.            Directors and Senior Management

The names of our current directors and executive officers, their ages as of March 31, 2015, and the principal positions with us held by them are as follows:

Name	Age	Position
Xudong Xu(1)(2)	46	Chairman of the Board of Directors, Chief Executive Officer and acting Chief Financial Officer
Robert Chiu(1)(2)	45	Director
Haifa Zhu(1)(2)	42	Director
Qingmin Dai(3)	46	Independent Director
Yong Gui(3)	41	Independent Director
Songhua Zhang(3)	50	Independent Director
Jiangtao Li	41	Director
Feng Gao	50	President

(1)         Member of the compensation and leadership development committee.

(2)         Member of the corporate development and finance committee.

(3)         Member of the audit committee.

Biographical Information

Xudong Xu. Mr. Xu has served as chairman of our board of directors and chief executive officer since April 2014 and as our acting chief financial officer since February 2015. Mr. Xu is also the founder and controlling shareholder of Sky Profit Limited, which operates iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. Prior to founding iSpeak in June 2001, Mr. Xu worked as a senior consultant at Sybase China Company from January 1999 to June 2001, and as a project manager at Guangzhou Suntek Group Co., Ltd. from May 1995 to January 1999. Prior to that, Mr. Xu served as a computer engineer at Nuclear Power Institute of China from July 1991 to May 1995. Mr. Xu graduated from Southwest Jiaotong University with a bachelor’s degree in computer science in July 1991.

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

Qingmin Dai. Mr. Dai has served on our board of directors since December 2014. He is the principal founder and has served as deputy chairman of the board of Shanghai Jiyuan Finance (Group) Co., Ltd, which was founded in 2010 and is the first listed finance management service company in Shanghai Equity Exchange (SEE: 100028). Mr. Dai has served as deputy chief editor of Moneyweekly and engaged in editing, publishing, distributing and operating of Moneyweekly since 2003. Prior to that, Mr. Dai was executive editor and chief editor of Shanghai Morning Post and Shanghai Evening Post in Jiefang Daily Group and was director of the Department of Website Construction of www.stockstar.com. Mr. Dai graduated with a master degree of international politics from Fudan University.

Yong Gui. Mr. Gui has served on our board of directors since December 2014. He is a deputy dean, professor and Ph.D. supervisor at Fudan University’s Department of Sociology. He also serves in various managerial and academic roles including council member, deputy director of the “Economic Sociology Special Committee,” council member of “Social Network and Social Capital Special Committee” of China Sociological Association, vice general secretary of Shanghai Sociology Association, and deputy director of the Shanghai Association of Young Talent for Societal Construction. Mr. Gui has served as a director of Shanda Games since June 2013. Mr. Gui received his bachelor’s and master’s degree in sociology and a doctoral degree in economics from Fudan University.

Songhua Zhang. Mr. Zhang has served on our board of directors since December 2014. He has served as a member of Investment Decision Committee in Shanghai Black Ji Horse Equity Investment Partnership since 2014, the chairman of the board of directors in Shanghai Midu Information Technology Co., Ltd since 2009 and the general manager in Shanghai Puxun Investment Management Co., Ltd since 2012. Mr. Zhang was chief executive officer of Index Asia Pacific Company from 2005 to 2012. From 1992 to 2005, Mr. Zhang was a private entrepreneur. He founded Shanghai Xindong Information Technology Co., Ltd in 2002 and has served as the chairman of the board of directors since 2002. Mr. Zhang co-founded Beijing Dongfang Wangjing Information Technology Co., Ltd in 1999. Prior to that, Mr. Zhang served in China Education Enterprise General Corporation from 1988 to 1992 and worked as a teacher in South China University of Technology from 1984 to 1988. Mr. Zhang graduated with a bachelor degree in ship design from South China University of Technology in 1984.

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

Feng Gao. Mr. Gao has served as our president since December 2014. He has served as our senior vice president of strategic cooperation and the senior vice president of business development since September 2011. From 2005 to 2011, Mr. Gao served as industry cooperation director in Shanda Online and Shanda Computer, assistant president in Hurray!Holding and chief executive officer in Sun Shine after he joined Shanda Group in 2005. Prior to that, Mr. Gao served in Novell as China pre-sale engineer, China product marketing manager, China channel marketing manager and partner manager of the Asia Pacific region. Prior to that, Mr. Gao was an engineer in the Chinese Academy of Sciences. Mr. Gao received a bachelor’s degree of computer science from Beijing Computer College.

Terms of Directors and Executive Officers

Each of our directors shall be re-elected annually by our shareholders at a general meeting and shall serve until his successor is duly elected and qualified, or until his earlier removal, or earlier vacation of office. Our executive officers are appointed by and serve at the discretion of our board of directors.

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

B.            Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2014, we paid aggregate compensation of $1.0 million to our officers, including former officers and directors who resigned in 2014, namely, Mr. Fang Du, former chief executive officer, Mr. Jian Lu, former chief technology officer, Mr. Kelvin Webo Liu, former president. For the year ended December 31, 2014, we did not grant any options to our directors and officers under our 2010 Equity Compensation Plan. We only paid our independent directors for board services rendered. We also maintain director and executive officer insurance for our directors and executive officers.

Summary of Stock Plans

2010 Equity Compensation Plan

Our board of directors adopted the 2010 Equity Compensation Plan, or the 2010 Plan, which became effective in December 2010. A total of 698,381,300 ordinary shares of our company are reserved for issuance under the 2010 Plan. A general description of the terms of the 2010 Plan is set forth below:

Plan Administration. Our board of directors or one or more committees appointed by our board acts as the administrator of the 2010 Plan.

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

In December 2013, our board of directors approved certain modifications of the vesting conditions of certain outstanding options granted to senior management under the 2010 Plan to waive the performance condition under the relevant options with respect to a certain period from 2011 to 2013. Other terms of the relevant options remain unchanged. See note 14 to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

The table below sets forth the options that had been granted to our directors and executive officers pursuant to the 2010 Plan as of March 31, 2015.

Name	Number of Ordinary Shares to be Issued Upon Exercise of Options	Exercise Price per Ordinary Share	Date of Grant	Date of Expiration
		($)
Xudong Xu	—	—	—	—
Robert Chiu	*	0.0097	November 5, 2012	November 5, 2018
Haifa Zhu	*	0.0568	December 4, 2010	December 4, 2016
	*	0.0392	February 24, 2011	February 24, 2017
	*	0.0227	August 23, 2011	August 23, 2017
Qingmin Dai	—	—	—	—
Yong Gui	—	—	—	—
Songhua Zhang	—	—	—	—
Jiangtao Li	—	—	—	—
Feng Gao	*	0.0188	October 14, 2011	October 14,2017
	*	0.0103	May 7, 2013	May 7, 2019
Jingfeng Chen(1)	—	—	—	—
Tongyu Zhou(2)	*	0.0568	December 4, 2010	December 4, 2016
Wenwen Niu(3)	*	0.0568	December 4, 2010	December 4, 2016
Frank Feng(4)	*	0.0227	August 23, 2011	August 23, 2017
	*	0.0103	May 7, 2013	May 7, 2019

*                 Upon exercise of all vested options, this person would beneficially own less than 1% of our outstanding ordinary shares as of March 31, 2015.

(1)         Jingfeng Chen ceased to be our director in December 2014.

(2)         Tongyu Zhou ceased to be our director in December 2014.

(3)         Wenwen Niu ceased to be our director in December 2014.

(4)         Frank Feng resigned as our chief financial officer in February 2015.

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

The members of the audit committees are Qingmin Dai, Yong Gui and Songhua Zhang, all of whom satisfy the “independence” requirements of the NASDAQ Stock Market Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. In addition, our board of directors has determined that Qingmin Dai qualifies as an audit committee financial expert under the applicable SEC rules and as a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the NASDAQ Stock Market Rules. The audit committee will be responsible for, among other things, overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relating to the adequacy of our internal accounting controls, and overseeing the performance of our internal audit function.

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

D.            Employees

As of December 31, 2012, 2013 and 2014, we had 212, 212 and 78 full-time employees, respectively. None of our personnel are represented under collective bargaining agreements. In order to reduce operating cash outflows, we executed a plan to reduce our headcount by approximately 40% in various departments in 2014.

E.            Share Ownership

The following table sets forth certain information known to us with respect to the beneficial ownership of our ordinary shares as of March 31, 2015 by:

•                  all persons who are beneficial owners of five percent or more of our ordinary shares; and

•                  our executive officers and directors.

Percentage of beneficial ownership is based on 4,763,360,860 ordinary shares outstanding as of December 31, 2014. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares power to direct the voting or the disposition of the security or to receive the economic benefit of ownership of the security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. These securities, however, are not included in the computation of the percentage ownership of any other person. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

Shares Beneficially Owned
Name	Number	Percentage
5% or More Beneficial Owner
Xudong Xu(1)	1,938,360,784	40.7%
Shanda Interactive Entertainment Limited(2)	1,396,333,818	29.3%

Executive Officers and Directors
Xudong Xu(1)	1,938,360,784	40.7%
Robert Chiu	*	*
Haifa Zhu	*	*
Qingmin Dai	—	—
Yong Gui	—	—
Songhua Zhang	—	—
Jiangtao Li	—	—
Feng Gao	*	*

*                 Upon exercise of all vested options, this person would beneficially own less than 1% of our outstanding ordinary shares as of March 31, 2015.

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

As of March 31, 2015, approximately 2,525 million ordinary shares were held in the form of ADSs by the nominee of our ADS depositary bank, Citibank N.A., on behalf of our ADS holders and approximately 2,525 million ordinary shares were held by 91 holders of record in the United States. Citibank N.A. has advised us that as of that date approximately 15.9 million ADSs, representing approximately 1,586 million ordinary shares, were held of record by the nominee of DTC on behalf of DTC participants and approximately 9.40 million ADSs, representing approximately 940 million ordinary shares, were held of record by Shanda Music Group Limited and 89 other registered holders, most of whom are outside the United States. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

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

Loan Agreements: Each of our PRC subsidiaries entered into loan agreements with the shareholders of the relevant PRC consolidated affiliated entities (Ku6 Information Technology, Ku6 Cultural and Tianjin Ku6 Network), pursuant to which our PRC subsidiaries granted interest-free loans to these shareholders to fund their capital contributions to the consolidated affiliated entities. The total amount of these loans as of December 31, 2014 was RMB31.0 million ($5.0 million). Each of the loans to the shareholders of Ku6 Information Technology and Ku6 Cultural has an unspecified term and will be repayable upon demand. Each of the loans to the shareholders of Tianjin Ku6 Network has an initial term of 20 years expiring in December 2031, which can be extended upon written agreement. The shareholders of these consolidated affiliated entities may not repay all or any part of the loans without the prior written consent of our PRC subsidiaries.

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

Cooperation Agreements with Qinhe

In April 2014, we started to provide interactive entertainment marketing services to iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. Under our cooperation agreement with Qinhe, which operates the iSpeak platform, Qinhe will share a certain percentage of the revenues that it generates from the viewers who visit the iSpeak platform through advertisements on our website. Users on the iSpeak platform may spend on virtual items during real-time video broadcasting, including gifts and avatars, and purchase other value-added services. We settle the shared revenue amounts with Qinhe on a monthly basis. In September 2014, we amended the interactive entertainment marketing agreement with Qinhe. Pursuant to the amended agreement, Qinhe agreed to pay certain additional guaranteed revenue amounts from July 2014 to December 2014, and the term of this agreement was extended to December 31, 2015. Other terms of the original agreements, including the revenue sharing arrangement, remained the same. On March 30, 2015, we further amended this agreement with Qinhe. Pursuant to the further amended cooperation agreement, the revenue sharing arrangement in the original agreement will be reinstated without the additional guaranteed revenue amounts.

In April 2014, we also started to provide game marketing services for Qinhe under a similar revenue sharing arrangement as the one for interactive entertainment marketing cooperation. This agreement expired in March 2015 and was not renewed.

We have generated revenues of $1.6 million from Qinhe for the year ended December 31, 2014.

Previous Advertising Agency Agreement with Old Shengyue

In April 2011, we entered into an advertising agency agreement with Old Shengyue, an affiliate then wholly owned by Shanda Interactive, pursuant to which Old Shengyue agreed to act as our exclusive advertising agency. The initial term of our advertising agency agreement with Old Shengyue expired on December 31, 2012. In January 2013, we amended and restated this agreement and extended its term to December 31, 2013. In January 2014, we further extended its term to March 31, 2014. For the years ended December 31, 2012, 2013 and 2014, we generated advertising revenues of $12.5 million, $12.4 million and $2.7 million from Old Shengyue. This agreement expired on March 31, 2014 and was not further renewed.

Loans to Shanda Capital Limited

In March 2012, our company provided a $0.5 million unsecured loan to Shanda Capital Limited, a company controlled by Shanda Interactive, which carries an interest rate of 3% per year and was due on March 25, 2013. The term of this loan was subsequently extended to March 25, 2014. This loan was fully repaid in March 2014.

Funding from Shanda Interactive

In connection with the Share Purchase Transaction, Shanda Interactive, through its affiliate, extended a loan of RMB20.0 million to us in April 2014. This loan did not bear any interest and was due on April 2, 2015. Shanda Interactive has waived our obligation to repay this loan in order to satisfy one of the closing conditions under the share purchase agreement for the Share Purchase Transaction. We have treated this transaction as a capital contribution.

In May 2014, Shanda Interactive, through its affiliates, extended a loan of RMB21.4 million to us. This loan did not bear any interest and was due within twelve months. However, Shanda Interactive has waived our obligation to repay this loan. In connection with this loan, certain existing related party payables to companies controlled by Shanda Interactive, amounting to RMB5.3 million, were waived by us, and we received a net amount of RMB16.1 million in cash from Shanda Interactive in May 2014. We have treated this transaction as a capital contribution.

Funding from Mr. Xu

In February 2015, we entered into a loan agreement with Mr. Xu, pursuant to which Mr. Xu agreed to provide a loan of RMB30.0 million to us within 20 business days from the date thereof. The term of the loan is one year, and the loan bears interest at a rate of 6.5% per annum. We received RMB30.0 million from Mr. Xu in March 2015.

Item 8.                                 Financial Information

A.            Consolidated Financial Statements and Other Financial Information

See Item 18. “Financial Statements” for our audited consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

From time to time, we have been involved in litigation relating to copyright infringement and other matters in the ordinary course of our business. We had an accrued litigation provision balance of $1.7 million as of December 31, 2014. The accrual was based on judgments rendered by the court and out-of-court settlements related to alleged copyright infringement arising before December 31, 2014. The accrual was based upon management’s best estimation according to the historical actual compensation amount per video for similar legal actions and advice from PRC counsel. We are in the process of appealing certain judgments for which the loss has been accrued. The balance of accrued litigation provision as of December 31, 2014 decreased as compared to that as of December 31, 2013, in the amount of $0.3 million as we have paid the amounts under the relevant judgments or determined that long-aged amounts are no longer probable of payment.

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

Although we have implemented and strengthened standard procedures to delete video content, especially our UGC, that allegedly infringes on intellectual property rights of third parties, we have limited control over the nature or types of the content posted by our users. The infringement of intellectual property rights by our users may result in litigation against us and harm our business and reputation. See Item 3.D. “Risk Factors—Risks Related to Our Business—We have been and expect to continue to be exposed to intellectual property infringement and other claims, including claims based on content posted on our website.”

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

B.            Significant Changes

In March 2015, we obtained a loan of RMB30.0 million from Mr. Xu. See Item 7.B. “Related Party Transactions—Funding from Mr. Xu.”

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

	Sales Price
	High	Low
	(in U.S. dollars)
Annual highs and lows
2010	8.40	2.22
2011	8.12	0.75
2012	4.04	0.90
2013	3.90	0.95
2014	3.84	0.99
Quarterly highs and lows
First quarter 2013	1.30	0.95
Second quarter 2013	1.55	0.97
Third quarter 2013	1.89	1.15
Fourth quarter 2013	3.90	1.61
First quarter 2014	3.84	2.06
Second quarter 2014	3.68	1.16
Third quarter 2014	1.67	1.15
Fourth quarter 2014	1.47	0.99
First quarter 2015	1.10	0.77
Monthly highs and lows
October 2014	1.31	1.02
November 2014	1.47	1.08
December 2014	1.25	0.99
January 2015	1.10	0.76
February 2015	1.14	0.89
March 2015	1.10	0.91
April (through April 17) 2015	1.08	0.84

Item 10.                          Additional Information

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

The following are summaries of material terms and provisions of our current memorandum and articles of association, as well as certain provisions of the Cayman Companies Law insofar as they relate to the material terms of our ordinary shares. This summary is not complete and some of the terms in our memorandum and articles of association are subject to other rights, restrictions and obligations set out therein, and you should read in full our memorandum and articles of association, which was included as Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-121987) filed with the SEC on January 12, 2005, as amended by (i) the amendment passed by our shareholders by way of a special resolution on October 16, 2009, which was included as Exhibit 1.2 to our annual report on Form 20-F for the year ended December 31, 2009 (File No. 00051116) filed with the SEC on April 30, 2010, (ii) the amendment passed by our shareholders by way of a special resolution on June 24, 2011, which was included as Exhibit 1.3 to our annual report on Form 20-F for the year ended December 31, 2010 (File No. 000-51116) filed with the SEC on June 28, 2011, and (iii) the amendment passed by our shareholders by way of a special resolution on July 12, 2012, which was included as Exhibit 1.4 to our annual report on Form 20-F for the year ended December 31, 2012 (File No. 000-51116) filed with the SEC on April 19, 2013.

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

Directors

Interested Transactions. A director may vote in respect of any contract or transaction in which he or she is interested, provided, however, that the nature of the interest of any director in any such contract or transaction shall be disclosed by him or her at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting, or a written resolution of the directors or any committee thereof, that a director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure, and after such general notice, it shall not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing. The directors may determine remuneration to be paid to the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge our undertaking, property and uncalled capital or any part thereof, and to issue debentures, debenture stock and other securities, whether outright or as security for any of our debts, liabilities, or obligations or those of any third party.

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

Voting Rights. On a poll (if demanded), each ordinary share is entitled to one vote on all matters upon which our ordinary shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by our Chairman or any other shareholder present in person or by proxy. A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our issued and outstanding shares entitled to vote at the meeting, present in person or by proxy, except treasury shares which shall not be voted, directly or indirectly, at any meeting of the company.

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

Liquidation. Without prejudice to the rights of holders of our shares issued upon special terms and conditions, if in a winding up, the assets available for distribution among our shareholders are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. If in a winding up, the assets available for distribution among our shareholders are more than sufficient to repay all of the paid-up capital at the commencement of the winding up, the excess will be distributed among our shareholders in proportion to the capital paid up at the commencement of the winding up on our shares held by them respectively.

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

Shares that have been purchased or redeemed by a Cayman Islands company or surrendered to the company pursuant to the Cayman Companies Law shall not be treated as cancelled but shall be classified as treasury shares if (i) the memorandum and articles of association of the company do not prohibit it from holding treasury shares, (ii) the relevant provisions of the memorandum and articles of association (if any) are complied with, and (iii) the company is authorized in accordance with the its articles of association or by a resolution of the directors to hold such shares in the name of the company as treasury shares prior to the purchase, redemption or surrender of such shares. Shares held by a company as treasury shares shall continue to be classified as such until such shares are either cancelled or transferred pursuant to the Cayman Companies Law. The company shall not be treated as a member for any purpose and shall not exercise any right in respect of the treasury shares, and any purported exercise of such a right shall be void. A treasury share shall not be voted, directly or indirectly, at any meeting of the company and shall not be counted as issued shares at any given time, whether for the purposes of the company’s articles of association or the Cayman Companies Law. No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the company’s assets (including any distribution of assets to members on a winding up) may be made to the company, in respect of a treasury share.

Shares with Preferred Rights

Our memorandum and articles of association provide for the authorization of issuance of shares with preferred rights. Subject to any direction that may be given by us in general meetings, and without prejudice to any special rights previously conferred on the holders of existing shares, our directors may allot, issue, grant options over or otherwise dispose of shares of our company, with or without preferred rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper. We have no immediate plans to issue any shares with preferred rights. The issuance of any of our shares with preferred rights could provide needed flexibility in connection with possible acquisitions and other corporate purposes. However, the issuance could also make it more difficult for a third party to acquire a majority of our outstanding voting shares or discourage an attempt to gain control of us. In addition, the board of directors, without shareholder approval, can issue shares with preferred rights with voting and conversion rights which could adversely affect the voting power and other rights of the holders of ordinary shares. These shares with preferred rights may be used for a variety of corporate purposes including future public offerings, to raise additional capital or to facilitate acquisitions. The listing maintenance requirements of the NASDAQ Global Market, which apply so long as our ADSs are quoted on that market, require shareholder approval of certain issuances of our securities equal to or exceeding 20% of the then outstanding voting power of all our securities or the then outstanding number of our ordinary shares.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may be varied, either with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

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

Changes in Capital

We may, from time to time and by ordinary resolution, increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe. The new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital. We may by ordinary resolution:

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

We may, by special resolution, reduce our share capital and any capital redemption reserve fund, in any manner authorized by the Cayman Companies Law.

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

Where an offer is made by a company for the shares of another company incorporated under the laws of the Cayman Islands and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offer or may at any time within two months after the expiration of the said four months, by notice, require the dissenting members to transfer their shares on the terms of the offer. A dissenting member may apply to the court of the Cayman Islands within one month of the notice objecting to the transfer. The burden is on the dissenting member to show that the court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion, as between the offer or and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority members.

Two or more companies limited by shares and incorporated under the Cayman Companies Law, may, subject to any express provisions to the contrary in the memorandum and articles of association of any of such companies as well as certain requirements under the Cayman Companies Law, merge or consolidate. One or more companies incorporated under the Cayman Companies Law may also merge or consolidate with one or more overseas companies, subject to certain requirements. The directors of each constituent company that proposes to participate in a merger or consolidation are required, on behalf of the constituent company of which they are directors, to approve a written plan of merger or consolidation. A plan of merger or consolidation shall give particulars of matters as set forth in the Cayman Companies Law, and be authorized by each constituent company by way of: (a) a special resolution of the members of each such constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The consent of each holder of a fixed or floating security interest of a constituent company in a proposed merger or consolidation will be required, or as determined by the Grand Court of the Cayman Islands. A dissenting member is required to give to the constituent company written objection before the vote on the merger or consolidation, and is entitled to payment of the fair value of his or her shares as determined in accordance with the procedures set forth under the Cayman Companies Law. Such objection shall include a statement that the member proposes to demand payment for his or her shares if the merger or consolidation is authorized by the vote.

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

On August 29, 2008, SAFE promulgated Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into Renminbi by restricting how the converted Renminbi may be used. Circular 142 provides that the Renminbi capital converted from foreign currency-registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority, and may not be used for equity investments within China, unless it is provided for otherwise. Relevant documents, including business contracts, showing the use of the Renminbi to be converted from foreign currency capital must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Failure to comply with Circular 142 could result in liabilities for such PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions, including: (i) being required to take appropriate remedial action, confiscation of any illegal income and being fined up to 30% of the illegal amount involved; (2) in circumstances involving serious violations, a fine of between 30% and 100% of the illegal amount involved shall be imposed on the organization or individual concerned.

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

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increases or decreases of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

Under the Administration Measures on Individual Foreign Exchange Control issued by the PBOC on December 25, 2006, all foreign exchange matters involved in employee share ownership plans and share option plans in which PRC citizens participate require approval from SAFE or its authorized branch. Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In addition, under the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas Publicly-Listed Companies, or the Share Option Rules, issued by SAFE on February 15, 2012, PRC residents who are granted shares or share options by companies listed on overseas stock exchanges under share incentive plans are required to (i) register with SAFE or its local branches, (ii) retain a qualified PRC agent, which may be a PRC subsidiary of the overseas listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the share incentive plans on behalf of the participants, and (iii) retain an overseas institution to handle matters in connection with their exercise of share options, purchase and sale of shares or interests and funds transfers. We will make efforts to comply with these requirements upon completion of our initial public offering.

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

Under the PRC Individual Income Tax Law, or the IITL, if we are treated as a PRC resident enterprise, non-resident individual investors would be subject to PRC individual income tax on dividends paid to such investors and any capital gains realized from the transfer of our ordinary shares and ADSs, provided that such dividends and gains are deemed as China-sourced income. A non-resident individual is an individual who has no domicile in China and does not stay within China or has stayed within China for less than one year. Pursuant to the IITL and its implementation rules, for purposes of the PRC capital gains tax, the taxable income will be based on the total income obtained from the transfer of our ordinary shares or ADSs after deducting all the costs and expenses that are permitted under PRC tax laws to be deducted from the income. If we were considered a PRC resident enterprise and dividends paid with respect to our ordinary shares and ADSs and the gains realized from the transfer of our ordinary shares and ADSs were considered China-sourced income by relevant PRC tax authorities, such dividends and gains earned by nonresident individuals would generally be subject to PRC tax at a rate of 20%, unless a reduced tax rate is provided by any applicable tax treaty and the holders have completed the relevant procedures prescribed by the PRC tax authorities to prove their beneficial owner status.

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

Generally, a U.S. Holder who owns ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if the U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs. The U.S. Holder’s adjusted tax basis in the ordinary shares will be the same as the adjusted tax basis of the ADSs surrendered in exchange there for, and the holding period for the ordinary shares will include the holding period for the surrendered ADSs.

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

Taxation of U.S. Holders

Passive Foreign Investment Company

Although we believe that we were not a PFIC for taxable year 2014, we believe that we were a PFIC for taxable years 2006, 2007, 2008 and 2009, and it was unclear whether we were a PFIC in taxable year 2011. We may be a PFIC for the taxable years ending after 2014. The determination of our PFIC status is subject to uncertainty because the treatment of the contractual arrangements between our PRC subsidiaries and our consolidated affiliated entities for purposes of the PFIC rules is uncertain. Our PFIC status for any taxable year will not be determinable until after the end of the taxable year, and will depend on the composition of our income and assets and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ordinary shares or ADSs (which may be especially volatile). For these reasons, and because of the uncertainties regarding the treatment of our contractual arrangements with our consolidated affiliated entities, there can be no assurance that we will not be a PFIC for any future taxable year.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADSs, we will generally continue to be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which such U.S. Holder holds them, regardless of whether we actually continue to be a PFIC. Because we believe that we were a PFIC for taxable years 2006, 2007, 2008 and 2009, if you held ordinary shares or ADSs during any of those taxable years (or during the 2011 taxable year if we were a PFIC for that year), we would continue to be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which you hold them. Similarly, if you first acquired ordinary shares or ADSs in 2014 and we became a PFIC in a subsequent year, we would be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which you hold them. You may terminate this continued PFIC status by electing to recognize gain (which will be taxed under the default PFIC rules discussed below) as if your ordinary shares or ADSs had been sold on the last day of the last taxable year for which we were a PFIC.

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

If we were a PFIC for any taxable year during which a U.S. Holder held ordinary shares or ADSs, such U.S. Holder will generally be required to file IRS Form 8621 (or any successor form) with their annual U.S. federal income tax returns, subject to certain exceptions.

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

To the extent a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of your adjusted tax basis in the ordinary shares or ADSs, and thereafter as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported to U.S. Holders as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Subject to the discussion in “Passive Foreign Investment Company” above, preferential tax rates for long-term capital gain may be applicable to dividends received by non-corporate U.S. Holders.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, to date, virtually all of our revenues and costs are denominated in Renminbi and substantially all of our assets and liabilities are denominated in Renminbi. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be impacted by fluctuations in the exchange rate between U.S. dollars and Renminbi. If the Renminbi depreciates against the U.S. dollar, the value of our Renminbi revenues and assets as expressed in U.S. dollars in our financial statements will decline. We may also be exposed to foreign exchange risk in the event we hold other currencies in an effort to hedge against potential depreciation of the U.S. dollar or otherwise.

If the Renminbi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2014 which was used in preparing our audited financial statements as of and for the year ended December 31, 2014, our net asset value, as presented in U.S. dollars, would have been increased by $0.5 million and $2.5 million, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have reduced by $0.5 million and $2.7 million, respectively.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.6%, 2.6% and 1.5 % in 2012, 2013 and 2014, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Item 12.                          Description of Securities other than Equity Securities

D.            American Depositary Shares

Citibank, N.A. is the depositary of our ADSs. The depositary’s office is located at 111 Wall Street, New York, NY 10043, U.S.A. Each of our ADSs, evidenced by American depositary receipts, or ADRs, represents 100 ordinary shares, par value $0.00005 per share.

ADR Fees Payable by Investors

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing of investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

Payments Received

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including custody costs, investor relations expenses and related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amounts of fees the depositary collects from investors. In May 2014, we received approximately $0.09 million, net of applicable withholding taxes in the U.S., from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program with respect to the period from April 1, 2013 to March 31, 2014.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013 Edition). Based on this assessment, management determined that our internal control over financial reporting was effective as of December 31, 2014.

Our independent registered public accounting firm previously reported on the effectiveness of our internal control over financial reporting in our prior years’ annual reports. However, for this annual report on Form 20-F for the year ended December 31, 2014, our independent registered public accounting firm did not report on the effectiveness of our internal control over financial reporting. As a non-accelerated filer, we are not required to provide an attestation on the effectiveness of our internal control by our independent registered public accounting firm under the Sarbanes-Oxley Act or the requirements of the SEC promulgated thereunder. See Item 3.D. “Risk Factors—Risks Relating to Our Business—If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.”

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2014, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.                          Reserved

Item 16A.                 Audit Committee Financial Expert

Our board of directors has determined that Mr. Qingmin Dai qualifies as an audit committee financial expert in accordance with the terms of Item 16A of Form 20-F. Mr. Dai satisfies the “independence” requirements of the NASDAQ Stock Market Rules and meets the criteria for “independence” under Rule 10A-3 under the Exchange Act.

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

Item 16C.                 Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian LLP , our independent accountants, for certain services rendered to our company during 2013 and 2014.

	For the year ended December 31,
	2013	2014
	(in thousands of U.S. dollars)
Audit fees(1)	830	765
All other fees(2)	46	46

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

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In December 2011, we approved a share repurchase program to purchase up to an aggregate of $3.2 million of our outstanding ADSs from time to time based on market conditions. The repurchases may be effected through open market transactions or block trades, including the use of derivative instruments, and will be financed with our cash balance. We did not repurchase any ADSs under this repurchase program in 2014.

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

2.1	Specimen Share Certificate (incorporated herein by reference to Exhibit 2.1 to our annual report on Form 20-F (File No. 00051116) filed with the SEC on April 19, 2013).

2.2

Specimen American Depositary Receipt of Ku6 Media Co., Ltd. (incorporated herein by reference to Exhibit 2.1 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 18, 2011).

Exhibit Number	Document
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
4.36

English Translation of Amended and Restated Advertising Agency Agreement between Shanghai Shengyue Advertising Co., Ltd. and Tianjin Ku6 Network Communication Technology Co., Ltd. dated January 6, 2014(incorporated herein by reference to Exhibit 4.36 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on May 15, 2014).

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

4.46

English Translation of Advertising Agency Agreement between Shanghai Shengyue Advertising Co., Ltd. and Tianjin Ku6 Network Communication Technology Co., Ltd. dated April 30, 2014(incorporated herein by reference to Exhibit 4.46 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on May 15, 2014).

4.47

English Translation of Interactive Entertainment Marketing Cooperation Agreement between Shanghai Qinhe Internet Technology Software Development Co., Ltd. and Kusheng (Tianjin) Technology Co., Ltd. dated May 4, 2014(incorporated herein by reference to Exhibit 4.47 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on May 15, 2014).

Exhibit Number	Document
4.48

English Translation of Game Marketing Cooperation Agreement between Shanghai Qinhe Internet Technology Software Development Co., Ltd. and Kusheng (Tianjin) Technology Co., Ltd. dated April 30, 2014(incorporated herein by reference to Exhibit 4.48 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on May 15, 2014).

4.49*

English Translation of Supplement to Interactive Entertainment Marketing Cooperation Agreement between Shanghai Qinhe Internet Technology Software Development Co., Ltd. and Kusheng (Tianjin) Technology Co., Ltd. dated September15, 2014.

4.50*	English Translation of Advertising Agency Agreement between Huzhong Advertising (Shanghai) Ltd. and Tianjin Ku6 Network Communication Technology Co., Ltd. Dated August 29, 2014.

4.51*

English Translation of Further Supplement to Interactive Entertainment Marketing Cooperation Agreement between Shanghai Qinhe Internet Technology Software Development Co., Ltd. and Kusheng (Tianjin) Technology Co., Ltd. dated March 30, 2015.

4.52*	English Translation of Loan Agreement between Kusheng(Tianjin)Technology Co., Ltd and Mr. Xudong Xu dated February 2, 2015.

8.1*	List of Significant Subsidiaries and Affiliates.

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 15, 2006).

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Acting Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2*	Certification of Acting Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP , Independent Registered Public Accounting Firm.

15.2*	Consent of PRC Counsel

101.INS*†	XBRL Instance Document.

101.SCH*†	XBRL Taxonomy Extension Schema Document.

101.CAL*†	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*†	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*†	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*†	XBRL Taxonomy Extension Presentation Linkbase Document.

*                 Filed or furnished herewith

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

KU6 MEDIA CO., LTD.

By:	/s/ Xudong Xu
	Name:	Xudong Xu
	Title:	Chief Executive Officer and Acting Chief Financial Officer

Date: April 23, 2015

KU6 MEDIA CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ku6 Media Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of changes in equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Ku6 Media Co., Ltd. (the “Company”) and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 2 to the financial statements, facts and circumstances including recurring losses, negative working capital, net cash outflows, and uncertainties associated with significant changes made, or planned to be made, in respect of the Company’s business model raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Notes 1 and 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 23, 2015

KU6 MEDIA CO., LTD.

CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2013	December 31, 2014
		(in U.S. dollars, except number of shares)
Assets
Current assets:
Cash and cash equivalents	2(7)	1,671,230	4,380,328
Accounts receivable, net of allowance for doubtful accounts	17(2)	64,678	113,816
Accounts receivable due from related parties	11	6,521,984	972
Prepaid expenses and other current assets	3	385,967	490,355
Other receivables due from related parties	11	1,787,505	2,924
Total current assets		10,431,364	4,988,395
Property and equipment, net	4	1,368,360	293,567
Deposits and other non-current assets		338,682	347,963
Total assets		12,138,406	5,629,925

Liabilities and shareholders’ equity (deficit)
Current liabilities:
Accounts payable		3,975,946	3,075,591
Accounts payable due to related parties	11	546,668	709,911
Accrued expenses and other current liabilities	9	7,187,630	5,980,164
Other payables due to related parties	11	375,000	—
Total current liabilities		12,085,244	9,765,666
Total liabilities		12,085,244	9,765,666

Commitments and contingencies	19

Shareholders’ equity (deficit):
Ordinary shares ($0.00005 par value; 12,000,000,000 shares authorized; 4,730,648,360 and 4,763,360,860 shares issued and outstanding as of December 31, 2013 and 2014, respectively)		236,485	238,120
Additional paid-in capital		178,195,109	184,538,349
Accumulated deficit		(176,368,243)	(187,095,885)
Accumulated other comprehensive loss		(2,010,189)	(1,816,325)
Total shareholders’ equity (deficit)		53,162	(4,135,741)
Total liabilities and equity (deficit)		12,138,406	5,629,925

The accompanying notes are an integral part of these consolidated financial statements.

KU6 MEDIA CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Note	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
		(in U.S. dollars, except number of shares)
Net revenues:	2(16)
Third parties		1,632,876	737,874	4,266,544
Related parties		12,481,927	12,404,031	4,317,098
Total net revenues		14,114,803	13,141,905	8,583,642
Cost of revenues:	2(16)
Third parties		(14,602,208)	(15,649,173)	(11,231,164)
Related parties		—	(335,504)	(909,775)
Total cost of revenues		(14,602,208)	(15,984,677)	(12,140,939)
Gross loss		(487,405)	(2,842,772)	(3,557,297)
Operating expenses:
Product development	2(17)	(1,972,160)	(3,496,393)	(1,385,138)
Selling and marketing	2(19)	(1,688,740)	(1,796,980)	(941,760)
General and administrative	2(18)	(6,819,998)	(8,089,086)	(7,087,924)
Impairment of goodwill and intangible assets	5,7	—	(27,225,907)	—
Total operating expenses		(10,480,898)	(40,608,366)	(9,414,822)
Operating loss		(10,968,303)	(43,451,138)	(12,972,119)
Interest income:
Third parties		362,963	83,815	43,152
Related parties		256,753	28,856	3,388
Total interest income		619,716	112,671	46,540
Interest expense:
Third parties		(170,493)	—	—
Related parties		(448,011)	(16,365)	—
Total interest expense		(618,504)	(16,365)	—
Other income, net	10	1,728,538	4,101,039	745,958
Gain from disposal of equity interest in affiliate	2(1), 6	—	—	1,451,979
Loss before income tax benefits		(9,238,553)	(39,253,793)	(10,727,642)
Income tax benefits	2(23),12	—	4,826,059	—
Equity in losses of affiliated company, net of tax	6	(252,585)	—	—
Net loss		(9,491,138)	(34,427,734)	(10,727,642)

The accompanying notes are an integral part of these financial statements.

KU6 MEDIA CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Note (cont’d)	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31,2014
		(in U.S. dollars, except number of shares)
Net loss		(9,491,138)	(34,427,734)	(10,727,642)
Other comprehensive income (loss), net of tax:
Currency translation adjustments of subsidiaries		(89,616)	(97,774)	193,864
Comprehensive loss		(9,580,754)	(34,525,508)	(10,533,778)

Loss per share - basic and diluted:	16
Net loss per share		(0.00)	(0.01)	(0.00)
Weighted average shares used in per share calculation - basic and diluted		4,901,279,176	4,728,185,434	4,746,324,022

Loss per ADS - basic and diluted: (1ADS = 100 shares)	16
Net loss per ADS		(0.19)	(0.73)	(0.23)
Weighted average ADS used in per ADS calculation - basic and diluted		49,012,792	47,281,854	47,463,240

The accompanying notes are an integral part of these financial statements.

KU6 MEDIA CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(in U.S. dollars, except share amounts)

	Ordinary shares ($0.00005 par value)		Additional paid-		Accumulated other comprehensive	Total
	Shares	Amount	in capital	Accumulated deficit	income / (loss)	equity

Balance as of December 31, 2011	5,019,786,036	250,939	184,874,259	(132,449,371)	(1,822,799)	50,853,028
Share repurchase (Note 13)	(287,339,476)	(14,364)	(8,155,117)	—	—	(8,169,481)
Stock-based compensation expense (Note 14)	—	—	463,753	—	—	463,753
Currency translation adjustments of subsidiaries	—	—	—	—	(89,616)	(89,616)
Net loss	—	—	—	(9,491,138)	—	(9,491,138)
Balance as of December 31, 2012	4,732,446,560	236,575	177,182,895	(141,940,509)	(1,912,415)	33,566,546
Share repurchase (Note 13)	(5,798,200)	(290)	(57,857)	—	—	(58,147)
Exercise of stock options	4,000,000	200	46,200	—	—	46,400
Stock-based compensation expense (Note 14)	—	—	1,023,871	—	—	1,023,871
Currency translation adjustments of subsidiaries	—	—	—	—	(97,774)	(97,774)
Net loss	—	—	—	(34,427,734)	—	(34,427,734)
Balance as of December 31, 2013	4,730,648,360	236,485	178,195,109	(176,368,243)	(2,010,189)	53,162
Exercise of stock options	32,712,500	1,635	336,928	—	—	338,563
Stock-based compensation expense (Note 14)	—	—	600,995	—	—	600,995
Equity contribution from Shanda (Notes 1 and 11)	—	—	5,405,317	—	—	5,405,317
Currency translation adjustments of subsidiaries	—	—	—	—	193,864	193,864
Net loss	—	—	—	(10,727,642)	—	(10,727,642)
Balance as of December 31, 2014	4,763,360,860	238,120	184,538,349	(187,095,885)	(1,816,325)	(4,135,741)

The accompanying notes are an integral part of these consolidated financial statements.

KU6 MEDIA CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. dollars)

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014

Net loss	(9,491,138)	(34,427,734)	(10,727,642)

Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	463,753	1,023,871	600,995
Depreciation and amortization	3,500,748	3,388,950	1,048,398
Impairment of intangible assets	—	20,993,137	—
Impairment of goodwill	—	6,232,770	—
Deferred taxes	—	(4,826,059)	—
Provision for Seed Music receivable (related party)	—	980,000	—
Bad debt provision (reversal credited to income)	(2,255,301)	(310,699)	988,135
Gain on derecognition of aged operating liabilities*	—	(2,938,250)	(206,533)
Exchange losses (gains)	(224,332)	(133,064)	226,641
Equity in losses of affiliated companies	252,585	—	—
Gain from disposal of equity interest in affiliate	—	—	(1,451,979)
Losses (gains) on disposal of property and equipment	27,719	(237,874)	(403)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable	2,954,041	260,100	(1,037,273)
Prepaid expenses and other current assets	360,963	137,414	(104,388)
Amount due from related parties	(1,658,858)	(2,093,669)	6,563,757
Deposits and other non-current assets	—	—	(9,281)
Accounts payable*	(1,485,189)	1,295,525	(676,200)
Accrued expenses and other current liabilities*	(663,166)	(1,123,760)	(1,207,465)
Amount due to related parties	132,037	255,094	783,970
Net cash used in operating activities	(8,086,138)	(11,524,248)	(5,209,268)
Investing activities:
Purchases of property and equipment	(1,277,455)	(29,566)	(209,539)
Proceeds from disposal of property and equipment	24,054	238,087	1,510
Payment for licensed video copyright	(236,360)	(67,999)	—
Proceeds from disposal of equity interest in affiliate	—	—	1,451,979
Change in restricted cash for pledge of bank loans	3,600,000	—	—
Loan repayments from related parties under control of Shanda (Note 11)	14,000,000	3,300,000	498,583
Loan to related parties under control of Shanda (Note 11)	(470,000)	—	—
Net cash provided by investing activities	15,640,239	3,440,522	1,742,533

KU6 MEDIA CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. dollars)

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014

Financing activities:
Proceeds from exercise of stock options	—	46,400	338,563
Repurchase of ordinary shares	(8,169,481)	(58,147)	—
Repayment of bank borrowings	(3,148,120)	—	—
Equity contribution from Shanda (Notes 1 and 11)	—	—	5,847,070
Repayment of borrowings from related parties under control of Shanda (Note 11)	(9,904,620)	(3,303,760)	—
Net cash provided by (used in) financing activities	(21,222,221)	(3,315,507)	6,185,633
Effect of exchange rate changes on cash and cash equivalents	(11,320)	(524)	(9,800)
Net increase (decrease) in cash and cash equivalents	(13,679,440)	(11,399,757)	2,709,098
Cash and cash equivalents, beginning of year	26,750,427	13,070,987	1,671,230
Cash and cash equivalents, end of year	13,070,987	1,671,230	4,380,328
Supplemental disclosure of cash flow information:
Loan interest paid	453,657	210,909	—

Supplemental disclosure of non-cash investing and financing activities:
Accounts payable related to purchase of property and equipment	3,195	19,779	2,157
Amount due to related parties related to purchase of property and equipment	—	190,837	—
Net effect of borrowings from and receivables due from Shanda affiliates waived as to repayment and recharacterized as equity contribution (Notes 1 and 11)	—	—	5,405,317

The accompanying notes are an integral part of these consolidated financial statements.

*Refer to Note 2(31).

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Ku6 Media Co., Ltd. (the “Company”), a Cayman Islands corporation, together with its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively, the “Group”) provides online advertising services and promotional marketing services in China via its online video sharing platform, www.ku6.com. The Group’s business model focuses on the delivery of video content (principally user-generated content, or “UGC”) to end users; via the associated web traffic, the Group is able to create multiple opportunities for advertisers and business partners to market to the Group’s user base in exchange for fees received by the Group.

Organization

As of December 31, 2014, the Group’s ownership structure is summarized as follows.

Name of Major Subsidiaries, Variable Interest Entities and Affiliate(s)	Date of incorporation	Percentage of ownership

Subsidiaries
Ku6 (Beijing) Technology Co., Ltd. (“Beijing Technology”)	March 5, 2007	100%
Wei Mo San Yi (Tianjin) Science and Technology Co., Ltd. (“Tianjin Technology”)	December 23, 2008	100%
Kusheng (Tianjin) Technology Co., Ltd. (“Kusheng”)	August 26, 2011	100%
Variable Interest Entities
Ku6 (Beijing) Information Technology Co., Ltd. (“Ku6 Beijing Information”)	April 20, 2006	N/A
Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd. (“Tianjin Information”)	March 20, 2009	N/A
Tianjin Ku6 Network Communication Technology Co., Ltd. (“Ku6 Network”)	December 14, 2011	N/A
Beijing Ku6 Culture Media Co., Ltd. (“Ku6 Culture”)	June 22, 2010	N/A
Affiliates
Shanghai Yisheng Network Technology Co., Ltd. (“Yisheng”)	November 22, 2007	20%
Bale Interactive (Beijing) Culture Media Co., Ltd. (“Bale”)	April 10, 2012	7%

Business developments

Historically, including through early 2014, Shanda Interactive Entertainment Limited (“Shanda”), a leading interactive entertainment media company in China, held a controlling ownership interest in the Group.  As of December 31, 2013, Shanda’s equity interest in the Company was 70.5%.

Pursuant to a strategic change in the Group’s business model in 2011, the Group (1) appointed Shanghai Shengyue Advertising Ltd. (“Shengyue”), a wholly owned subsidiary of Shanda at the time, as the Group’s primary agent for the sale of online advertising services, and (2) changed its business focus from purchasing long-form licensed video content to relying more on UGC and short-form video content.  Shengyue operated an advertising system known as Application Advertisement (“AA”) and charged advertisement fees to its end customers based on the advertising effects, including but not limited to views, clicks, responses, etc. (“performance advertisement”).  After the appointment of Shengyue as its primary sales agent, the Group relied on Shengyue to sell online advertising services for all but a small portion of its capacity and relied upon  contract terms which provided for fixed minimum advertising revenue guarantees.  This business strategy involving Shengyue continued through mid-2014.  The Group generated advertising revenues of $12.5 million, $12.4 million, and $2.7 million from Shengyue for the years ended December 31, 2012, 2013, and 2014 respectively, representing 88.4%, 94.4%, and 31.5% of  net revenues, respectively, for those periods.

On March 31, 2014, Shanda Media, the affiliate of Shanda directly owning Shanda’s share of the Company’s equity, entered into an agreement with Mr. Xudong Xu (“Mr. Xu”) to transfer approximately 41% of the Company’s total outstanding ordinary shares, or 1,938,360,784 shares, to Mr. Xu in exchange for a contemporaneously dated promissory note with a maturity of three years pursuant to which Mr. Xu committed to repay, in cash, the purchase value of the shares approximating $47 million (based upon an average of share prices immediately preceding the share transfer) to Shanda Media (the “Share Purchase Transaction”). The promissory note which was used by Mr. Xu to finance the purchase of the shares was accompanied by a share pledge in favor of Shanda Media. Additionally, Mr. Xu has granted powers of attorney and voting proxy to Shanda Media, which may be exercised only upon occurrence of an event of default which is continuing, in order to more effectively secure the obligations under the promissory note.  The share transfer was completed on April 3, 2014 and decreased Shanda’s ownership percentage to 29.5%, thus discontinuing Shanda’s controlling majority shareholder status.  While Shanda is no longer the controlling shareholder of the Group, it continues to be a related party (Note 11).  As of December 31, 2014, Mr. Xu’s equity interest in the Company was 41%, and Shanda’s equity interest in the Company was 29%.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

In connection with the Share Purchase Transaction, Shanda, through its affiliate, extended a loan of $3.2 million (RMB20.0 million) to the Group on April 3, 2014. This loan was interest-free and originally due on April 2, 2015. Shanda waived the Group’s obligation to repay this loan in order to satisfy one of the closing conditions under the share purchase agreement for the Share Purchase Transaction. Also, existing related party receivables due from an affiliate of Shanda, amounting to $1.2 million, were forgiven by the Group as part of the $3.2 million (RMB20.0 million) promised monies. The total net benefit, amounting to $2.0 million, from the aforementioned transactions was reflected as an equity contribution in the accompanying consolidated statement of shareholders’ deficit. On April 10, 2014, the Group received cash of RMB20.0 million from Shanda.

On May 19, 2014, Shanda, through its affiliate, entered into an agreement to provide a loan of $3.4 million (RMB21.4 million) to the Group. This loan was interest-free and originally due within twelve months. Similar to the previous loan in early April, this loan was immediately waived as to repayment. As part of the loan transaction, existing related party payables to certain affiliates of Shanda, amounting to $0.8 million (RMB5.3 million), were waived as to repayment as part of the $3.4 million (RMB21.4 million) promised loan monies. The total benefit from the waived loans and payables of $3.4 million (RMB21.4 million) was reflected as an equity contribution in the accompanying consolidated statement of shareholders’ deficit. On May 30, 2014, the Group received cash of $2.6 million (RMB16.1 million) from Shanda, representing the promised monies of $3.4 million (RMB21.4 million) less the forgone existing related party payables of $0.8 million (RMB5.3 million).  The $3.2 million received as described in the foregoing paragraph and the $2.6 million received in May were characterized as a financing cash inflow in the accompanying consolidated statement of cash flows.

In connection with the Share Purchase Transaction, Mr. Xu committed to procure additional equity or debt financing of no less than $10.0 million by October 30, 2014. In light of improvements in operating cash flows in the fourth quarter of 2014, the Group opted to borrow RMB30.0 million ($4.8 million) instead from Mr.  Xu. Therefore, on February 2, 2015, the Group entered into a loan agreement with Mr. Xu, pursuant to which Mr. Xu agreed to provide a loan of RMB30.0 million to the Group. The term of the loan is one year, with principal repayable at the maturity date of February 2, 2016. The loan bears interest at a rate of 6.5% per annum, which is payable at maturity. The Group received RMB30.0 million on March 4, 2015.

The Share Purchase Transaction was undertaken in the context of adopting fundamental changes to the Group’s business strategy, with the following major changes having occurred since that time.

(a) Advertising Agency Agreement with Shengyue

•                  On April 30, 2014, the Group entered into a new advertising agency agreement with Shengyue, which was no longer owned by Shanda Interactive following Shanda Interactive’s sale of the business to an outside party (after the transfer of ownership, “New Shengyue”); accordingly, New Shengyue became an independent third party. Pursuant to the new agreement, the minimum guaranteed advertising revenue amount was substantially lower than that under the previous advertising agency agreement with Shengyue prior to March 31, 2014 (when Shengyue was a related party). This new advertising agency agreement was effective from April 25 and was to expire on December 31, 2014.

•                  On August 14, 2014, the Group sent a written notice to New Shengyue terminating the new advertising agency agreement. According to the notice of termination, the advertising agency agreement was terminated on August 28, 2014. There were no financial penalties associated with the termination payable by the Group. Contemporaneous with the termination of the new advertising agency agreement with New Shengyue, the Group re-evaluated the collectability of the remaining receivables from Shengyue associated with both the old and new advertising agency agreements (pre-April 2014 and post-April 2014) and concluded that such receivables were likely not collectible. This evaluation excluded amounts received in cash during the second quarter of 2014. Accordingly, the remaining accounts receivable associated with the two advertising agency agreements are fully provided for. The Group recorded a provision of $0.92 million (RMB5.71 million) for all remaining receivables under the old advertising agency agreement with Shengyue (emanating from the time Shengyue was owned by Shanda Interactive) during the second quarter of 2014 given the subsequent termination in August.  Following the termination, the Group further evaluated remaining receivables due pursuant to the new Shengyue advertising agreement and recorded a provision of $0.05 million (RMB0.35 million) in the third quarter of 2014 for all remaining receivables under the this advertising agency agreement with Shengyue that was terminated August 28, 2014.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

(b) Advertising Agency Agreement with Third Party Huzhong

•                  On August 29, 2014, the Group entered into an advertising agency agreement with Huzhong Advertising (Shanghai) Ltd. (“Huzhong”), an unrelated third party, pursuant to which Huzhong has agreed to act as the Group’s exclusive advertising agent for standard media resources and as a non-exclusive advertising agent for highly interactive advertising resources. According to the agreement, the Group has agreed to guarantee a certain amount of web traffic per day. In return, Huzhong guarantees to the Group a minimum amount of advertising revenues per day. The minimum guarantee amount under this agreement is higher than that under the agency agreement with New Shengyue terminated on August 28, 2014. If the Group fails to meet the web traffic target, the minimum guarantee amount will be adjusted downward proportionally. Huzhong will prepay 50% of the minimum guaranteed amounts with the Group prior to the beginning of each month, and the balance will be settled monthly. The advertising agency agreement started on August 29, 2014 and will expire on December 31, 2017.

(c) Revenue Sharing Cooperation with Related Party Qinhe

•                  On April 30, 2014, the Group entered into an agreement with related party Shanghai Qinhe Internet Technology Software Development Co., Ltd., (“Qinhe”), a company controlled by Mr. Xu, which operates iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. This agreement stipulates that the Group will assist Qinhe by providing online game marketing services. Qinhe will share a portion of its profits that are generated from the Group’s video viewers who play Qinhe’s games after linking to them through advertisements on the Group’s websites. Profits are calculated as revenues from the games operated by Qinhe, net of licensing fees payable to game developers. The Group has provided these game marketing services to Qinhe from April 3, 2014 onward. This agreement expired on March 31, 2015 and was not renewed.

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

•                  On September 15, 2014, the Group signed a supplemental agreement to the interactive entertainment marketing services agreement mentioned in the preceding paragraph. The purpose of the supplemental agreement was to permit Qinhe greater operational capabilities to manage and operate the ishow.ku6.com subdomain of domain ku6.com on its own in order to drive further user referrals from Ku6 to Qinhe. Pursuant to this supplemental agreement, Qinhe agreed to pay additional guaranteed revenue amounts, stated in monthly terms, from July 2014 to December 2014. The guaranteed amounts, which are intended to compensate Ku6 for its resource costs in operating the relevant infrastructure, are in addition to the sharing amounts described in the preceding paragraph and do not result in any changes to the sharing terms in the original agreement. In addition, the original interactive entertainment marketing services agreement was extended to December 31, 2015. Under the extended agreement Qinhe will not be required to pay any guaranteed revenue amounts from January 1, 2015.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)           Basis of presentation; liquidity and going concern

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of consolidated financial statements in conformity with US GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities at the dates of the financial statements. Significant accounting estimates reflected in the Company’s financial statements include allowances for doubtful accounts, the assessment of impairment for long-lived assets, useful lives for property and equipment, share-based compensation expense, and loss contingencies. Actual amounts may differ from these estimates under different assumptions or conditions.

The Group has incurred significant net losses and negative cash flows from operations in each of the three most recent years. As of December 31, 2014, the Group had cash and cash equivalents of $4.4 million, had an accumulated deficit of $187.1 million, reported a working capital deficit of $4.8 million, and had negative operating cash flows of $5.2 million for the year then ended. Despite suffering a gross loss for the full year of 2014, the Group achieved gross profit in the fourth quarter of 2014, following a protracted period of gross losses.  The Group continues to generate operating losses and net losses. Despite recent improvements, substantial doubt exists as to the Group’s ability to continue as a going concern, primarily due to uncertainties regarding (1) the Group’s ability to generate improvements in operating cash inflows, which depend on growth in revenues from (i) Huzhong, the Group’s new third party advertising agency since late August 2014, and (ii) two cooperation agreements with related party Qinhe; (2) the Group’s ability to reduce its operating cash outflows, such as through further administrative and headcount-related cost control measures; and (3) the availability and timing of additional financing with terms acceptable to the Group. Growth in the Group’s operating cash inflows is principally dependent upon successful execution with Huzhong and Qinhe resulting in growth in revenues therefrom, and may also benefit from diversification to other sources of revenue.

The Group expects to derive its 2015 revenues from Huzhong and revenue sharing agreements with Qinhe described in the foregoing footnote. Cash collection from these sources depends on achievement of the guaranteed amounts of web traffic per day, the performance of the iSpeak platform, the performance of the games operated by Qinhe, and contractual terms agreed to with Qinhe and Huzhong. The Group will need to obtain further new revenue sources and additional near-term financing to fund its daily operations, as its current cash flow projections indicate that cash inflows from operating activities will be insufficient in the near term.

In order to reduce operating cash outflows, the Group reduced its headcount by approximately 40% in various departments in April 2014. The Group has also taken other cost reduction measures, including improving the efficiency of its network to reduce infrastructure costs, and has reduced its content acquisition costs.

Note 1 contains further descriptions of recent equity contributions from Shanda Interactive and a 2015 borrowing arranged with Mr. Xudong Xu.  While these additional financing measures have assisted in alleviating pressure on the Group’s working capital and liquid resources, all the aforementioned factors raise substantial doubt about the Group’s ability to continue as a going concern. In order to continue its operations, the Group must generate sufficient revenues, raise more funds, and/or curtail its operational and capital expenditures to achieve profits and positive cash flows.

(2)           Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and VIEs. All inter-company transactions and balances have been eliminated upon consolidation. Affiliated companies in which the Company has partial ownership and controls more than 20% but less than 50% of the investment are accounted for using the equity method of accounting. The Company’s share of earnings (losses) of such equity investments is included in the accompanying consolidated statements of operations and comprehensive loss; the carrying value of such investments was zero as of both December 31, 2013 and 2014.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

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

Loan Agreements: Beijing Technology, Kusheng and Tianjin Technology (the “Subsidiaries”) have granted interest-free loans to the nominee shareholders with the sole purpose of providing funds necessary for the equity capital of Ku6 Beijing Information, Ku6 Network and Ku6 Culture. The portions of the loans for equity capital are eliminated with the capital of Ku6 Beijing Information, Ku6 Network, and Ku6 Culture in consolidation. The interest-free loans to the nominee shareholders of Beijing Information, Ku6 Network and Ku6 Culture as of December 31, 2014 were RMB20 million, RMB10 million and RMB1 million, respectively. Beijing Technology, Kusheng and Ku6 Culture are able to require the nominee shareholders to settle the loan amount through the entire equity interests of Ku6 Beijing Information, Ku6 Network and Ku6 Culture and nominate someone else to hold the shares on Beijing Technology, Kusheng and Ku6 Culture’s behalf.

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

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

As a result of the above contractual agreements, the Company determined that it has the power to control the economic activities most significant to the VIEs and is the primary recipient of the economic rewards or risks, as the case may be.  As such, the Company consolidates the VIEs as required by ASC 810-10.

As of December 31, 2013 and 2014, the assets of the VIEs were as follows:

	December 31, 2013	December 31, 2014
Cash and cash equivalents	252,925	2,329,590
Accounts receivable	36,117	105,762
Amounts due from related parties	6,380,630	501
Property and equipment	1,036	171
Deposits and other non-current assets	311,773	321,709
Total assets	6,982,481	2,757,733

These balances are reflected in the Group’s consolidated financial statements with intercompany transactions eliminated. Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets freely transferred out of the VIEs. Therefore, the Company considers that there is no asset in any of its consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC additional paid-in capital of the VIEs in the amount of $4.9 million as of December 31, 2014 (2013: $4.9 million).

As all the VIE subsidiaries are incorporated as limited liability companies under PRC Company Law, creditors thereof do not have recourse to the general credit of the Group for any of the liabilities of the VIE subsidiaries. As of December 31, 2013 and 2014, the liabilities of the VIEs were as follows:

	December 31, 2013	December 31, 2014
Accounts payable	3,618,573	3,387,582
Amounts due to related parties	20,740,356	20,235,986
Accrued expenses and other current liabilities	6,443,737	6,289,169
Other payables due to related parties	11,488,373	8,413,361
Total liabilities	42,291,039	38,326,098

As of December 31, 2014, the total deficit of the VIE subsidiaries was $35.6 million (2013: $35.3 million).

For the years ended December 31, 2012, 2013 and 2014, the summarized operations of the VIEs were as follows:

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Net revenue	13,956,477	14,483,007	8,850,824
Net profit (loss)	(1,331,497)	4,746,859	(910,807)

Currently there is no contractual arrangement that requires the Company to provide additional financial support to the VIEs. However, as the Company is conducting the online advertising business substantially through the VIEs, the Company has, in the past, provided and will continue to provide financial support to the VIEs considering the business requirements of the VIEs and the Company’s own business objectives in the future, which could expose the Company to a loss. For the year ended December 31, 2014, the net revenue of VIEs included charges from the VIEs to the wholly owned subsidiaries of the Company in the amount of $2.6 million for services provided by the VIEs as requested by the local authorities (2012 and 2013: nil and $2.3 million). The VIE revenue charge and derecognition of liabilities resulted in the net profit of the VIEs for the year ended December 31, 2013.

Please refer to “Contingencies” under Note 19 for the risks relating to the VIE arrangements.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

(3)           Significant risks and uncertainties

The Group participates in a dynamic high technology industry and believes that, in addition to the factors resulting our conclusions with respect to going concern, changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: i) changes in the overall demand for services and products; ii) changes in business offerings; iii) competitive pressures due to new entrants; iv) advances and new trends in new technologies and industry standards; v) changes in bandwidth suppliers; vi) reliance on Huzhong and Qinhe for the Group’s revenue; vii) regulatory considerations; viii) copyright regulations; and ix) risks associated with the ability to attract and retain employees necessary to support growth.

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

The Group follows ASC 805, “Business Combinations,” with respect to business combinations. Pursuant thereto, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent consideration and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest(s) in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

The Group follows guidance in ASC Topic 810 regarding non-controlling interests. Non-controlling interests are classified as a separate component within equity; however, such amounts were zero for all periods presented with respect to the accompanying consolidated balance sheet and consolidated statement of operations and comprehensive loss. Consolidated net income on a total enterprise basis is adjusted within the statement of operations and comprehensive loss for net income attributed to non-controlling interests and consolidated comprehensive income is adjusted for comprehensive income attributed to non-controlling interests.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

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

Pursuant to the People’s Republic of China State Administration of Foreign Exchange (“SAFE”), the conversion of U.S. dollars to RMB is governed as to amount and a uniform exchange rate is set by the People’s Bank of China on a daily basis pegged to a basket of major currencies.  Correspondingly, RMB to U.S. dollar conversion does not carry the same ease as conversion may with other major currencies.  The rates of exchange for the U.S. dollar quoted by the Federal Reserve Bank of New York were RMB 6.0537 on December 31, 2013 and RMB 6.2046 on December 31, 2014.

(7)           Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments placed with bank or other financial institutions with no restriction to withdrawal or use, which have original maturities of three months or less.

Included in cash and cash equivalents are cash balances denominated in RMB of approximately RMB21,691,760 and RMB6,406,727 (equivalent to approximately $3,496,083 and $1,058,315) as of December 31, 2014 and 2013, respectively.

(8)          Allowances for doubtful accounts

The Group determines allowances for doubtful accounts when facts and circumstances indicate that receivables are unlikely to be collected by taking into account an aging analysis of receivable balances, historical bad debt records, repayment patterns in the prior year, and other factors such as the policies of operators and financial conditions of customers. The Group’s accounts receivable are almost fully provided for by an allowance, and cash inflows related to accounts receivable principally consist of collections on fully reserved receivables. In 2014, the Group recorded a provison for all remaining receivables under the old and new advertising agency agreements with Shengyue based on the termination of a business relationship in August 2014 (Note 1). This allowance was charged to general and administrative expenses.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

(9)          Investments in affiliates

Affiliated companies are entities which the Group does not control. Investments in affiliated companies are accounted for by the equity method of accounting or the cost method of accounting. Under the equity method, when the Group has significant influence over an investee, the Group’s share of the post-acquisition profits or losses of affiliated companies is recognized in the consolidated statements of operations. Unrealized gains on transactions between the Group and its affiliated companies are eliminated to the extent of the Group’s interest in the affiliated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group’s share of losses in an affiliated company equals or exceeds its interest in the affiliated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the affiliated company (no such obligations or payments have been undertaken or made for the periods presented).  With respect to the cost method, where the Group does not have significant influence and the underlying investment does not have a readily determinable fair value, the investment is originally recorded at cost.

The Group continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the Group’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Group considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date, and the Group’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. There were no impairments of such investments for the years ended December 31, 2012, 2013 and 2014 (the associated book values were zero as of both December 31, 2013 and 2014 (Note 6)).

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

(11)         Acquired intangible assets, net

An intangible asset is required to be recognized separately from goodwill based on its estimated fair value if such asset arises from contractual or legal right or if it is separable as defined by ASC 805. Acquired intangible assets consisted of intangible assets with finite lives, as detailed in Note 5, acquired through direct purchases and various business acquisitions and were amortized on a straight-line basis over their estimated useful economic lives.  As further described in Note 5, the Group provided a full impairment provision on its acquired intangibles in 2013; net book value was zero as of both December 31, 2013 and 2014.

The estimated useful economic lives by major intangible asset category used by the Company were as follows.

Trademark	20 years
Technology	7 years

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

(12)         Video production and acquisition costs

The Company contracts third parties for the production of and self produces and self-generates video copyrights for content to exhibit on its website ku6.com. Following the guidance under ASC 926-20-25, video production (which mainly includes direct production costs and production overhead) and acquisition costs are capitalized, if the capitalization criteria are met, and are stated at the lower of unamortized cost or estimated fair value.

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

During each of the three years ended December 31, 2014, video production and acquisition costs did not meet the criteria for capitalization and as a result all the video production costs were expensed as incurred.

(13)         Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets acquired and liabilities assumed as a result of the Group’s acquisitions. The Group’s goodwill was subject to a full impairment charge in 2013.  The Group’s goodwill was associated with the Group’s single reporting unit.

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

Based upon application of the two step impairment evaluation approach at the Group’s annual evaluation dates, no impairment losses were recorded in the year ended December 31, 2012. In the quarter ended December 31, 2013, based upon the same approach at the Group’s annual evaluation date, considering the facts and circumstances regarding future revenues and cash flows described in Note 1 underpinning substantial doubt about the Group’s abilities to continue as a going concern, which had developed adversely by that time, the Group recorded an impairment charge to write off, in its entirety, the reporting unit’s (the entire Group)’s goodwill by $6.2 million. See Note 7 for additional information.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

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

No impairment was recognized in the year ended December 31, 2012. In 2013, based upon substantial uncertainties surrounding future revenues and cash flows, and the concomitant uncertainty associated with recovering various assets regarding future net cash inflows and an assessment of reduced expectations for the Group’s future projected results of operations, the Group recognized a full impairment loss of $21.0 million for its acquired intangible assets.  No impairment was provided on fixed assets as the carrying value of fixed assets was less than fair value. There was no impairment loss recorded in the year ended December 31, 2014.

(15)                          Financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, prepayments and other current assets, amounts due from/to related parties, accounts payable, and accrued expenses and other current liabilities. As of December 31, 2013 and 2014, their carrying values approximated their fair values because of their generally short maturities. There were no financial assets or liabilities that were measured at fair value at December 31, 2013 or 2014.

(16)                          Revenue recognition and cost of revenues

In accordance with ASC Topic 605, “Revenue Recognition,” the Group recognizes revenues when the following criteria are met: persuasive evidence of an arrangement exists, the sales price is fixed or determinable, delivery has occurred and collectability is reasonably assured.  Revenues are recorded net of indirect taxes.

The Group makes credit assessments of customers to assess the collectability of contract amounts prior to entering into contracts. For those contracts for which the collectability is assessed as not reasonably assured, the Group recognizes revenue only when cash is received and all revenue recognition criteria are met.

Online advertising services

The Group derives part of its revenue from online advertising services, where advertisers (including third parties and related parties) pay to place their advertisements on the Company’s online video platform in different formats. Such formats include but are not limited to banners, buttons, links, and pre-roll or post-roll video advertisements.

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

The Group’s online advertising services revenue is principally generated under fixed-term contracts with specific advertising agent customers serving as intermediaries between the Group and ultimate advertisers; these fixed-term contracts were responsible for substantially all of the Group’s online advertising services revenue in 2012 and 2013 and all of its online advertising services revenue in 2014.  Under two prior arrangements with Shengyue, the Group’s previous exclusive ad agent for standard advertising resources and non-exclusive ad agent for highly interactive advertising resources, which terminated by August 2014 (Note 1), and the Group’s current arrangement with ad agent Huzhong (exclusive for standard advertising resources and non-exclusive for highly interactive advertising resources), which started on August 29, 2014 and will expire on December 31, 2017 (Note 1), the arrangements included (include) guaranteed minimum advertising revenues and sharing of excess advertising revenues, as well as web traffic or video view targets to be met by the Group.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

In the case of Shengyue, guaranteed minimum advertising revenues were not subject to downward adjustment under the old agreement which expired in early 2014 (Note 1).  Under a new agreement with Shengyue consummated in April 2014 but terminated in August 2014 (Note 1), guaranteed minimum advertising revenues were proportionally adjusted downward if there was a shortfall relative to web traffic or video view targets.  For the Shengyue arrangements, excess advertising revenues were calculated after deducting commission fees earned by Shengyue based upon increasing percentages for additional tiers (layers) of revenues in excess of the guaranteed amount. There were no commission fees incurred for any historical periods, as the Group earned only the minimum guaranteed revenues in 2012, 2013 and 2014. In the case of Huzhong, the guaranteed minimum daily advertising revenues are based upon daily web traffic targets agreed to by the Group and Huzhong, and revenues are proportionally adjusted downward or upward relative to the guaranteed minimums should web traffic fall short of or exceed the agreed upon targets.  During 2014, the Group did exceed targets on certain occasions resulting in an insignificant additional amount of revenue.  Unlike the Shengyue arrangements, which were settled in arrears, the Huzhong arrangement provides for payment of 50% of the guaranteed amounts prior to the beginning of the month, with final settlement determined between the parties at the end of the month.  These prepayments are recorded as advances from customers until recognised as revenue. Guaranteed advertising revenues and any excess advertising revenues net of commission fees are recognized ratably over varying service periods as governed by the specific agreements, as the Group is able to timely obtain information to determine historical advertising revenues as a basis for preparing financial statements.

The Group reports the revenue earned from both related and third party ad agencies based on the net amount after considering the indicators to record revenue gross versus set forth in ASC 605-45, “Principal Agent Considerations.”   A principal factor considered is the fact that the advertising agents establish prices with ultimate end customers wishing to place advertisements and the Group is not able to influence such pricing.

For revenue arrangements contracted with third-party advertising agencies (excluding the fixed arrangement with Huzhong), the Group provides cash incentives in the form of rebates based on volume and performance, and accounts for such incentives as a reduction of revenue in accordance with ASC 605-50-25. The cash incentives to third-party advertising agencies in the years ended December 31, 2012, 2013 and 2014 were, $72,464, nil and nil, respectively.

Promotional advertising services

The Group derives a portion of its revenue from related party Qinhe in exchange for interactive media and entertainment promotional advertising services provided by the Group to Qinhe.  The Group provides online game marketing services to Qinhe; in exchange, Qinhe shares a portion of its profits that are generated from the Group’s video viewers who play Qinhe’s games after linking to them through advertisements on the Group’s websites. Profits are calculated as revenues from the games operated by Qinhe, net of licensing fees payable to game developers.  The Group also provides interactive entertainment marketing services to Qinhe; in exchange, Qinhe shares a certain percentage of Qinhe’s revenues generated from its video viewers who visit its proprietary social media platform by linking thereto from advertisements on the Group’s website and spend monies with Qinhe.

Further to the interactive entertainment marketing services arrangement (but not the online game marketing arrangement), in September 2014 (Note 1) the Group signed a supplemental agreement providing Qinhe greater operational capabilities to manage and operate the ishow.ku6.com subdomain of domain ku6.com on its own in order to drive further user referrals. Pursuant to this supplemental agreement, Qinhe agreed to pay additional guaranteed revenue amounts, stated on a monthly basis and incremental to the revenue sharing determined on a percentage basis referenced in the foregoing paragraph.

Promotional advertising services revenues are recognized as services are delivered for online game and interactive entertainment marketing.  Shortly after the end of each month, with frequency sufficient to enable timely preparation of financial statements, the Group timely receives a statement from Qinhe detailing the amount of shared revenue for each type of services.  Once amounts are reconciled to the Group’s records and agreed to, shared revenues are to be paid within 30 days.  With respect to the additional guaranteed revenue amounts mentioned in the foregoing paragraph, such amounts are recognized on a monthly basis as they are not dependent on underlying video viewer referrals.  The Group reports the revenue earned from Qinhe based on the net amount after considering the indicators to record revenue gross versus set forth in ASC 605-45, “Principal Agent Considerations.” A principal factor considered is the fact that Qinhe establishes all pricing to end customers and the Group is not responsible for providing the content or services, only for driving video viewer referrals to Qinhe.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

Costs of revenues (applicable to both online advertising revenues and promotional revenues) consist primarily of employee salaries and benefits associated with platform operations, related share-based compensation, depreciation expenses, internet bandwidth leasing costs, and video production costs.

Turnover taxes and related surcharges

The China subsidiaries and VIEs are subject to business tax or value added tax (“VAT”) and related surcharges on the revenues earned for services provided.

Relevant PRC authorities introduced a turnover tax reform pilot program (the “Pilot Program”) in selected pilot cities in China for selected industries in 2012, to gradually expand the scope of VAT. The turnover tax reform pilot program was first implemented in Shanghai effective 1 January 2012. According to Circular Caishui [2012] No.71 (“Circular 71”), the Pilot Program was expanded to Beijing (effective September 1, 2012) and Tianjin (effective December 1, 2012) where the Group’s online advertising revenues are generated. Prior to the implementation of the Pilot Program, the Group’s business tax rate for advertising sales was 5% based on the gross advertising revenue before deducting advertising agent rebates. After the implementation of the Pilot Program in Beijing and Tianjin, the advertising business is now subject to VAT at 6%. VAT payable on revenues generated by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. If any of the Company’s subsidiaries is recognized as a small-scale VAT payer, the applicable VAT rate shall be 3%, and no creditable input VAT can be recognized. Business tax and related surcharges or VAT, as the case may be, are deducted from gross revenues to arrive at net revenues.

(17)                          Product development expenses

Product development expenses consist primarily of salaries and benefits for product development personnel, including share-based compensation costs, and are expensed as incurred.

(18)                          General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, bad debt provision, litigation accruals, depreciation, amortization of intangible assets, professional service fees, share-based compensation, office rental fees, and other expenses.

(19)                          Selling and marketing

Selling and marketing expenses consist primarily of sales and marketing personnel payroll compensation and related employee costs, advertising and market promotion expenses, and other overhead expenses incurred by the Group’s sales and marketing personnel.

(20)                          Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $553,380, $287,070 and nil for the years ended December 31, 2012, 2013 and 2014, respectively, and were included in selling and marketing expenses.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

ASC 740-10-25 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Group does not have any liabilities for unrecognized tax benefits as of December 31, 2013 or 2014. Were the Group to have such liabilities, interest and penalties would be recognized in tax expenses.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

(24)                          Statutory reserves

The Group’s subsidiaries incorporated in the PRC and the VIEs are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

The Group’s subsidiaries must make appropriations to (i) the general reserve and (ii) the enterprise expansion fund in accordance with the Law of the PRC on Enterprises Operated Exclusively with Foreign Capital. The general reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; enterprise expansion fund appropriation is at the PRC subsidiaries’ directors’ discretion. The Company’s VIEs, in accordance with the China Company Laws, must make appropriations to a (i) statutory reserve fund and (ii) discretionary surplus fund. The statutory reserve fund requires annual appropriations of 10% of after-tax profit (as determined under PRC GAAP at each year-end) until such fund has reached 50% of the company’s registered capital; other fund appropriation is at the VIEs’ directors’ discretion.

The general reserve fund and statutory reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. The enterprise expansion fund can be used to expand production and operations; it also may be used for increasing registered capital.

Appropriations to these funds, if they occur, are classified in the consolidated balance sheets as statutory reserves; however, such reserves are zero. No appropriations were made during the years ended December 31, 2012, 2013 and 2014. There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group does not do so.

(25)                          Contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. See Note 19.

(26)                          Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing earnings (loss) by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per share is computed using the weighted average number of ordinary shares and, if dilutive, potential ordinary shares outstanding during the year. Potential ordinary shares consist of shares issuable upon the exercise of stock options (using the “treasury stock method”). Potential ordinary shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

For each of the three years in the period ended December 31, 2014, the dilutive effect of potential ordinary shares was not factored into the calculation as a net loss was incurred in each period.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

(28)                          Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09 (“ASU 2014-09”), “Revenue from Contracts with Customers (Topic 606)”. ASU 2014-09 will eliminate transaction-specific and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective, for public companies, for reporting periods beginning after December 15, 2016, including interim periods within that reporting period and therefore would impact the Group starting January 1, 2017 (however, the FASB has recently voted in April 2015 to delay the effective date by one year, and a deferral is not absolutely certain). Early adoption is not permitted under ASU 2014-09. Entities can transition to the standard either retrospectively or as a cumulative effect adjustment as of the date of adoption. Management is currently assessing the impact of the adoption of ASU 2014-09 and the effect of the standard on the Group’s ongoing financial reporting.

In August 2014, the FASB issued Accounting Standards Update No. 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, which will explicitly require management to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. The issued guidance will require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term “substantial doubt”, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated and (6) require the assessment cover a period of one year after the date that the financial statements are issued (or available to be issued). This guidance is effective for the first annual period ending after December 15, 2016 (hence, calendar 2016 for the Group), and for annual periods and interim periods thereafter. Early application is permitted. The Group anticipates that this guidance will result in expanded disclosures in its financial statements to provide further analysis regarding its existing going concern uncertainty (Note 1).

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis,” or ASU 2015-02. ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. The ASU will be effective for periods beginning after December 15, 2015, for public companies, or calendar 2016 for the Group. Early adoption is permitted, including adoption in an interim period. The Group does not anticipate that the ASU will impact its consolidation conclusions and is in the process of finalizing its evaluation.

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

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

For the years ended December 31, 2012, 2013 and 2014, cash subsidies of $1,514,570, $1,484,789 and $135,265 were recognized as other income, respectively.

(30)                          Segment reporting

Based on the criteria established by ASC 280, the authoritative accounting guidance for segment reporting, the Group currently operates and manages its business as a single operating segment, “Advertising Services” (Note 15).

(31)                          Revisions to previously reported amounts

Certain amounts in the accompanying consolidated statement of cash flows for the year ended December 31, 2013 have been revised to reflect the corrections of errors.  All corrected amounts are within the adjustments to reconcile net loss to net cash used in operating activities.  Specifically, the line item “gain on derecognition of aged operating liabilities” was corrected from an inflow of $2,938,250, as previously reported, to an outflow of $2,938,250.  The line item “change in accounts payable” was corrected from an outflow of $2,496,787, as previously reported, to an inflow of $1,295,525.  Lastly, the line item “change in accrued expenses and other current liabilities” was revised from an outflow of $3,207,948, as previously reported, to an outflow of $1,123,760.  These errors in previously reported 2013 amounts were the result of computational errors in the calculation of adjustments to arrive at net cash used in operating activities.  These errors impacted only the respective line items within net cash used in operating activities and did not impact any other categories of cash flows, or any other financial statements, or any other reported amounts.

Management evaluated the impact of the identified errors, considering both quantitative and qualitative factors, and concluded that the errors did not result in a material misstatement of the previously issued financial statements for the year ended December 31, 2013 taken as whole, but are being corrected herein to appropriately reflect that comparative period.

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of:

	December 31, 2013	December 31, 2014

Prepaid expenses	218,420	192,379
Staff advances and other receivables	54,254	186,950
Advances to suppliers	113,293	111,026
	385,967	490,355

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of:

	December 31, 2013	December 31, 2014

Furniture and office equipment	866,517	844,028
Telecommunications equipment	4,835,937	4,715,398
Leasehold improvements	1,405,933	1,371,744
	7,108,387	6,931,170
Less: Accumulated depreciation and amortization	(5,740,027)	(6,637,603)
	1,368,360	293,567

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

Depreciation expense for the years ended December 31, 2012, 2013 and 2014 was $1,941,761, $1,829,963 and $1,048,398, respectively.

5. ACQUIRED INTANGIBLE ASSETS, NET

	December 31, 2013
	Gross carrying amount	Accumulated amortization	Impairment	Net carrying amount

Trademark	24,901,940	(4,876,630)	(20,025,310)	—
Technology	2,197,230	(1,229,403)	(967,827)	—
	27,099,170	(6,106,033)	(20,993,137)	—

At December 31, 2013 and 2014, net book value of intangible assets was zero.  Amortization expenses for the years ended December 31, 2012, 2013 and 2014 were $1,558,987, $1,558,987 and nil, respectively. As of December 31, 2013, based upon the evolution by that time of the facts and circumstances described in Note 1 (related to the Group’s going concern uncertainty) which involve significant uncertainty regarding future net cash inflows and an assessment of reduced expectations for the Group’s future projected results of operations, the trademark and technology intangible assets were determined to be fully impaired. This assessment was reached after determining that the future undiscounted cash flows expected to be recovered from these the assets were significantly less than the carrying value thereof.  In arriving at this conclusion, the Group considered the persuasive evidence of future discounted cash flows implied by the Group’s public share price and its market capitalization (a market based approach, as a per-share price can be interpreted as evidence of discounted future cash flows). However, management concluded, given the significant changes commenced with respect to the Group’s business model (changes to the Shengyue advertising arrangements and cost reductions) in early 2014, that an income approach was warranted as it related to the Group’s intangible assets and goodwill. The Group’s public share price and market capitalization at December 31, 2013 did not fully incorporate the reduced expectations and/or significant uncertainties regarding future revenues and cash flows associated with the strategic changes commenced in early 2014. Therefore, in management’s judgment, an income approach to valuation was necessary to adequately take into account the Group’s business challenges and associated liquidity concerns, regardless of the positive evidence supplied by a market capitalization view.

Projections of future cash flows related to the asset group (the entire company, or the Group’s sole reporting unit, where the trademark intangible is the primary asset) were prepared; these projections took into account the uncertainties associated with future revenues and cash flows from advertising revenue and the then-recent collaboration with Qinhe described in Note 1. The analysis indicated that the future undiscounted cash flows were significantly less than the Group’s carrying value. Accordingly, further analysis, using a discount rate representing the Group’s cost of equity capital plus an appropriate risk premium calibrated to the significant uncertainties associated with future cash flows and unproven changes to the business model, was undertaken to compute the present value of the undiscounted cash flows. Based on this analysis, it was indicated that the entire amount of intangible assets was impaired.  However, considering relevant U.S. GAAP provides that impairment charges are allocated amongst the assets comprising an asset group on the basis of relative carrying value, the Group did not provide any impairment on other long lived assets or fixed assets as available market evidence indicated that those assets had fair values which exceeded their carrying values and were therefore individually recoverable. The Group recorded a further significant impairment charge for goodwill (Note 7).

6. INVESTMENTS IN AFFILIATES

	December 31, 2011	Share of loss	Foreign currency translation	December 31, 2012

Equity interest in Yisheng	255,281	(252,585)	(2,696)	—

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

The Group owns a 20% equity interest in Yisheng, an online audio business originally acquired from Shanda in a transaction which at the time was a common control transaction accounted for at carryover basis, and possesses significant influence thereover.  Accordingly, the Group has accounted for this investment under the equity method.  As of December 31, 2012, the investment in Yisheng had been reduced to zero as a result of the Group’s equity share of losses, therefore, the preceding table depicts only 2012 activity as there has been no equity share of income since then.  The Group is not obligated to continue funding Yisheng or to provide for incurred losses.

Disposal of Bale

On April 10, 2012, Yisheng disposed of a portion of its equity interest in Bale, an underlying company in which Yisheng maintained an investment, to the Group, resulting in the Group receiving 20% of Bale and having significant influence thereover.  This investment was originally classified as an equity method investment. The transfer was recorded at carrying value as, at the time, Yisheng and the Group were under the common control of Shanda.  The original cost basis recorded was zero due to the presence of accumulated losses.  Since the initial receipt of the investment, the carrying basis continued to be zero. On June 16, 2014, the Group entered into an agreement with YiYangLianDong (Beijing) Investment Consulting Co., Ltd (“YiYang”), owned by Mr. Yao Jianjiang, the founder and controlling shareholder of YiYang, to sell half of its interest (or 10% of the total equity interests) in Bale to YiYang at a price of RMB 9 million. The Group collected such amount on July 4, 2014 and the registration of this change with the local Administration for Industry & Commerce was completed on July 25, 2014. A net $1,451,979 (RMB 9,000,000) gain from the disposal of the Group’s equity interest in Bale to YiYang was realized.  Subsequent to this transaction, Bale issued additional shares to other parties, resulting in further dilution of the Group’s equity interest to 7%.  Following the sale of half of the Group’s interest and a reduction in the Group’s involvement with Bale, the investment was re-classified as a cost method investment; the carrying value is zero.

7. GOODWILL

The changes in the carrying amount of goodwill are as follows.

December 31, 2011	6,232,770
Change	—
December 31, 2012	6,232,770
Impairment	(6,232,770)
December 31, 2013	—
Impairment	—
December 31, 2014	—

ASC Topic 350 requires that the goodwill impairment assessment be performed at the reporting unit level. The Group performed an impairment test at the reporting unit level and concluded that there was no impairment as to the carrying value of goodwill as of December 31, 2012. This impairment test principally considered the excess of the market capitalization of the Group’s equity as compared to the carrying value thereof, considering the Group’s business constitutes the entire reporting unit.

As of December 31, 2013, based upon the evolution by that time of the facts and circumstances described in Note 1 (related to the Group’s going concern uncertainty) which involved (and continue to involve) significant uncertainty regarding future net cash inflows and an assessment of reduced expectations for the Group’s future projected results of operations, management concluded that observable market data was of substantially reduced relevance in terms of indicating a fair value of the reporting unit.  Regardless of the Group’s public share price at that time, the existence of liquidity difficulties and the necessity of adopting changes to the business model to enhance the Group’s prospects were more compelling than a pure market approach analysis.  The Group’s public share price at December 31, 2013 did not incorporate the reduced expectations and uncertainties regarding the amount and timing of future revenues and cash flows associated with the early 2014 significant shifts in business strategy (such as changes to the Shengyue arrangements and cost reduction measures) described in Note 1. Given the substantial dependence of the Group’s future revenues and cash flows upon changes to its business model and new agreements with different parties providing for future revenues, an income approach was adopted as the basis for the evaluation.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

In estimating the fair value of the reporting unit in the first step of the impairment test, significant management judgement was required. The underlying assumptions used in the first step of the impairment test considered the forecasted cash flows of the Group, which were subject to further significant reduction through a discount rate in excess of 20% which considered the Group’s cost of capital and a risk premium calibrated to the significant uncertainty associated with the Group’s future revenue generating plans and business model.  The most significant computational factors were the future projected revenues and the discount rate. The Group determined that the fair value of the reporting unit was less than the carrying value, which required performance of the second step of the impairment test.  In the performance of the second step of the impairment test, it was determined that the fair values of other assets subsumed the fair value of the reporting unit, implying the fair value of goodwill was zero. As a result, the Group impaired all of the goodwill and recorded $6,232,770 of impairment expense as of December 31, 2013.

8. FAIR VALUE MEASUREMENTS

As of December 31, 2013 and December 31, 2014, the carrying amounts of the Company’s cash and cash equivalents, accounts receivable, prepayments and other current assets, amounts due from/to related parties, accounts payable, and accrued expenses and other current liabilities approximated fair value due to their short maturities. Accounts receivable, prepayments and other current assets, amounts due from/to related parties, accounts payable, and accrued expenses and other current liabilities, which are measured at carrying value, would represent Level 3 fair value measurements if carried at fair value due to the presence of significant unobservable inputs. As of the same dates, the Company’s cash equivalents would have represented either Level 1 or Level 2 measurements depending on the presence of significant observable inputs such as interest rates. There are no financial assets or liabilities that are being measured at fair value on a recurring basis at December 31, 2013 or December 31, 2014.

On a non-recurring basis, the Group tested (tests) its long-lived assets and goodwill for impairment whenever events or changes in circumstances indicate the carrying amount of a long-lived asset may not be recoverable.  The Group measures the fair value of long-lived assets using discounted cash flow modelling and unobservable inputs including assumptions of projected revenue, expenses, capital spending, and other costs, as well as appropriate discount rates which consider costs of capital and risk premia. During the years ended December 31, 2012, 2013 and 2014, the Group recognized impairment losses of nil, $21.0 million and nil for its intangible assets, respectively, and recognized a full impairment loss of $6.2 million for goodwill in 2013.

The Group has not presented tabular disclosures or further qualitative information regarding fair value for these long-lived Level 3-classified assets because the related assets were fully written off in 2013 and the related fair values are zero. See Notes 5 and 7 for additional information, including rollforward information pertaining to the assets.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31, 2013	December 31, 2014

Accrued litigation provision	2,079,671	1,653,032
Accrued professional service fees	1,720,454	1,604,240
Accrued welfare benefits	1,462,926	1,289,157
Accrued payroll	659,870	452,583
Indirect taxes payable	400,602	297,293
Advances from customers	26,920	191,022
Other accrued expenses	837,187	492,837
	7,187,630	5,980,164

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

10. OTHER INCOME, NET

	Year ended	Year ended	Year ended
	December 31, 2012	December 31, 2013	December 31, 2014
Sub-lease income	249,123	317,915	276,895
Gain on derecognition of long-aged operating liabilities	—	2,938,250	206,533
Government subsidies	1,514,570	1,484,789	135,265
Reimbursement from depository bank related to ADR program	—	240,470	92,144
Provision for Seed Music receivable (related party)	—	(980,000)	—
Other	(35,155)	99,615	35,121
Total	1,728,538	4,101,039	745,958

For the year ended December 31, 2014, gains arising from derecognition of long-aged operating liabilities of $206,533 were recognized related to write-offs of sales rebate payables included in accounts payable in 2014. For the year ended December 31, 2013, a gain arising from derecognition of long-aged operating liabilities of $2,938,250 was recognized. These amounts included $1,077,242, $818,914 and $1,042,094 in write-offs of sales rebate payables (included in accounts payable), third-party commissions (included in accounts payable), and other accrued expenses payable. The write-offs in 2014 and 2013 all related to the Group’s previous (pre-2011) advertising sales business model. These amounts were significantly aged and have been monitored through time; based upon no or very little further claims activity, payment was judged to be remote based upon the Group’s policies and past experience.

In 2013, based upon changed facts and a revised assessment indicating unlikely collection of a $980,000 loan receivable originated to Seed Music (a former subsidiary of the Group sold to Shanda Interactive in 2010) for which collection was being sought from a shareholder of Seed Music unrelated to the Group, the Group fully provided for the impaired loan and reduced its net value to zero.  In light of the character of the original loan (which represented a cash outflow reported in investing activities) and the lack of relation to the Group’s ongoing operations, as well as the fact that Seed Music is a related party not under common control, the Group recorded the corresponding charge as other expense within “other income, net”.

11. RELATED PARTY TRANSACTIONS AND BALANCES

Current Related Parties

Entity	Relationship to Ku6 Media Co., Ltd.
Xu Xudong (“Mr. Xu”)	Largest shareholder
Shanghai Qinhe Internet Technology Software Development Co., Ltd., (“Qinhe”)	Entity controlled by Mr. Xu
Shanda Interactive Entertainment Limited (“Shanda”)	Second largest shareholder
Shanda Computer (Shanghai) Co., Ltd. (“Shanda Computer”)	Wholly owned affiliate of Shanda
Shanghai Shanda Network Development Co., Ltd. (“Shanda Network”)	Wholly owned affiliate of Shanda
Shanda Media Group Ltd.	Wholly owned affiliate of Shanda
Shanda Capital Ltd.	Wholly owned affiliate of Shanda
Shanghai Shengle Information Technology Co., Ltd. (“Shengle”)	Wholly owned affiliate of Shanda
Shanghai Shengjin Software Development Co., Ltd. (“Shengjin”)	Wholly owned affiliate of Shanda

In the past (prior to Shanda’s cessation of majority ownership in April 2014 (Note 1)), the Group received advertising revenues from, and paid promotional service fees to, companies under common control by Shanda. Accordingly, certain advertising revenues and costs of revenue are separately classified in the consolidated statement of operations and comprehensive loss. From time to time in the past, the Group also lent cash resources to (or borrowed cash resources from) other companies under control of Shanda based upon its U.S. or RMB-denominated cash resource positions and the related resources and needs of other companies under control of Shanda. These lending (borrowing) transactions are reflected as investing (financing) activities, respectively, in the consolidated statement of cash flows and are reflected in the consolidated balance sheet (and below in this Note) as other receivables due from, or other payables due to, related parties.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

Former Related Parties

Due to certain sale transactions conducted by Shanda in 2014 resulting in Shanda’s disposal of certain of its affiliates to third parties, the following entities were no longer related parties of the Group as of the dates hereby noted.

Entity	Relationship to Ku6 Media Co., Ltd.
Shanghai Shengyue Advertising Co., Ltd. (“Shengyue”)	Wholly owned affiliate of Shanda until April 2014
Shanghai Shulong Technology Co., Ltd. (“Shanghai Shulong”)	Consolidated affiliate of Shanda Games Limited
Shanghai Shulong Computer Technology Co., Ltd. (“Shanghai Shulong Computer”)	Consolidated affiliate of Shanda Games Limited
Hurray! Media Co., Ltd.	Wholly owned affiliate of Shanda until May 2014
Shanda Games Ltd. (“Shanda Games”)	Majority owned affiliate of Shanda until September 2014
Seed Music Group Limited	Significant influence exercised by Shanda until May 2014

Annual Related Party Activities

During the years ended December 31, 2012, 2013 and 2014 significant related party transactions occurring during the annual periods were as follows.

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Online advertising revenue received from Shengyue (Note A)	12,481,927	12,404,031	2,703,492
Promotional advertising revenue received from Qinhe (Note A)	—	—	1,613,606
Technical service fees in cost of revenues paid to Shanda Network (Note B)	—	335,504	673,899
Technical service fees in cost of revenues payable but forgiven by Shanda Network (Notes B, C)	—	—	235,876
Rental fee payable but forgiven by Shanda Network (Note C)	—	—	170,086
Rental fee payable but forgiven by Shengjin (Note C)	—	—	23,926
Interest expense payable but forgiven by Shanda Media Group Ltd. (Note C)	—	—	375,000
Receivables due from Hurray! Media Co., Ltd. to the Company but forgiven as to repayment (Note C)	—	—	1,246,641
Purchase of equipment from companies under control of Shanda	—	188,334	—
Equity contribution from Shanda (Note C)	—	—	5,847,070
Loan repayment from Shanda Capital Limited (Note D)	—	—	470,000
Loan repayment from Shanda Games Limited	13,900,000	3,300,000	—
Loan repayment to Shanghai Shulong Computer	6,769,544	—	—
Loan repayment to Shanghai Shulong	3,135,076	3,303,760	—
Loan to Shanda Capital Limited	470,000	13,865	—
Interest income from Shanda Games Limited	246,178	14,236	—
Interest income from Shanda Capital Limited (Note D)	10,575	14,620	3,388
Interest expense for loans from Shanghai Shulong Computer and Shanghai Shulong	448,011	16,365	—

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

Note A.  The Group entered into an original advertising agency agreement with Shengyue in 2011, when Shengyue was controlled by Shanda. Under this agreement, Shengyue was appointed as the Group’s primary agency to secure advertisements from various end advertisers. The Group provided advertising capacity/spots to Shengyue on its online video portal. The original agreement covered a period of 1 year and 9 months commencing April 1, 2011 and was extended thereafter through early 2014.  In early 2014, following the disposition of Shengyue by Shanda to an independent third party, a new agreement was reached (Note 1). Amounts depicted in the foregoing table only relate to the period of time when Shengyue was a related party (under Shanda’s ownership).

During the second quarter of 2014, the Company entered into two agreements with related party Qinhe, a company controlled by Mr. Xu, stipulating the provision of promotional advertising services (Notes 1 and 2(16)).  As the supplemental agreement (Note 1) related to marketing services expired on December 31, 2014, the Group will share the revenue with Qinhe under the original agreement (Note 1), without the benefit of the supplemental agreement, since the beginning of 2015. The actual revenue from Qinhe may decrease in 2015 given the cessation of the supplemental agreement.

Note B.  In April 2013, the Group entered into a technical services agreement with Shanda Network, which continued in 2014. Pursuant to this agreement, Shanda Network provided technical support services including computer cabinet management, server maintainance, and other items.  The service fees are settled on a monthly basis.

Note C.  During April and May 2014, Shanda provided loans totaling $5.8 million (RMB 36.1 million) to the Group. The loan were interest-free and were immediately unconditionally forgiven as to repayment. Related thereto, certain existing related party payables, amounting to $0.8 million, and receivables, amounting to $1.2 million, involving certain companies controlled by Shanda were forgiven as to repayment. The net effect of the foregoing was a $5.4 million equity contribution reflected as an increase in the Group’s additional paid-in capital (Note 1).

Note D.  In 2014, the Group’s remaining loan receivable from Shanda Capital Limited was repaid in full.

Year-End Related Party Balances

At December 31, 2013 and December 31, 2014, the amounts receivable from and payable to related parties included in the consolidated balance sheet mainly represent the outstanding amounts arising from the transactions described in the preceding section. Receivables from Shengyue relate to the pre-existing advertising revenue arrangement described in the preceding subsection of this note.  Accounts receivable balances due from related parties are as follows.

	December 31, 2013	December 31, 2014
Accounts receivable due from related parties
Shanghai Shengyue Advertising Co., Ltd.	6,313,489	—
Other companies under control of Shanda	208,495	972
	6,521,984	972

Accounts payable balances due to related parties are as follows.

	December 31, 2013	December 31, 2014
Accounts payable due to related parties
Shanghai Shanda Network Development Co., Ltd	355,820	709,911
Shanghai Shengle Information Technology Co., Ltd.	190,837	—
Other companies under control of Shanda	11	—
	546,668	709,911

Payables to Shanghai Shanda Network Development Co., Ltd. for technical service fees in 2014 were partially forgiven by Shanda Network as to repayment, as described under Note C above.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

Other balances with related parties are as follows.

	December 31, 2013	December 31, 2014
Other receivables due from related parties
Hurray! Media Co., Ltd. (Note 1)	1,246,641	—
Seed Music Group Limited (Note 10)	—	—
Shanda Capital Limited	495,196	—
Other companies under control of Shanda	45,668	2,924
	1,787,505	2,924

All amounts due from related parties are non-interest bearing, unsecured and receivable on demand except for the receivable due from Shanda Capital Limited with an annual interest rate of 3%.  In 2013, based upon changed facts and a revised assessment indicating unlikely collection of a $980,000 loan receivable originated to Seed Music (a former subsidiary of the Group sold to Shanda Interactive in 2010) for which collection was being sought from a shareholder of Seed Music unrelated to the Group, the Group fully provided for the impaired loan and reduced its net value to zero.  In light of the character of the original loan (which represented an cash outflow reported in investing activities) and the lack of relation to the Group’s ongoing operations, as well as the fact that Seed Music is a related party not under common control, the Group recorded the corresponding charge as other expense within “other income, net”. In early 2014, the Group forgave as to repayment its receivable due from Hurray! Media Co., Ltd. in partial exchange for an RMB 20.0 million equity contribution (received in the form of a forgiven loan) from Shanda (Note 1).

	December 31, 2013	December 31, 2014
Other payables due to related parties
Shanda Media Group Limited	375,000	—
	375,000	—

Interest payable to Shanda Media Group Limited amounting to $375,000 was fully forgiven as to repayment in 2014 as stated in Note C above.

12. INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands.  The Subsidiaries or VIEs in the PRC are subject to PRC Enterprise Income Tax at a corporate income tax rate of 25%. There are no reduced tax rates afforded to the Group’s PRC entities.

Provision (benefit) for income taxes is as follows for each annual period.

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014

Current income tax expense (benefit)	—	—	—
Deferred income tax expense (benefit)	—	(4,826,059)	—
	—	(4,826,059)	—

During the year ended December 31, 2013, the deferred tax benefit recognized related to the derecognition of remaining deferred tax liabilities associated with the Group’s full impairment of remaining intangible assets (Note 5).  The principal components of deferred tax assets and liabilities are as follows:

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

	December 31, 2013	December 31, 2014
Current deferred tax assets (liabilities):
Cost and expense accruals	847,197	1,352,773
Revenue recognition	84,241	401,436
Less: valuation allowance	(931,438)	(1,754,209)
Current deferred tax assets, net	—	—

Non-current deferred tax assets (liabilities):
Depreciation and amortization	72,477	92,195
Net operating loss carry forwards	25,247,628	22,017,057
Less: valuation allowance	(25,320,105)	(22,109,252)
Non-current deferred tax assets, net	—	—

Intangible assets	—	—
Non-current deferred tax liabilities	—	—

A reconciliation between the PRC statutory income tax rate of 25% and the Company’s effective tax rate is as follows. The primary driver of the Company’s effective tax rate is the adjustments to the valuation allowance for deferred tax assets that are, as assessed under ASC 740, likely to not be realized in the foreseeable future. The primary drivers of the Company’s effective tax rate for 2013 are non-deductible impairment charges for intangible assets and goodwill (Notes 5 and 7), as well as the derecognition of deferred tax liabilities in relation thereto which is included in the preceding table containing the components of current and deferred tax expense (benefit).

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014

Statutory tax rate	25.0%	25.0%	25.0%
Differential statutory tax rates	(4.7)%	(5.0)%	(1.4)%
Non-deductible expenses	(1.5)%	(14.8)%	(1.1)%
Change in deferred tax liabilities	—	12.3%	—
Change in valuation allowance	(18.8)%	(5.2)%	(22.5)%
Effective tax rate	0.0%	12.3%	0.0%

The movement of valuation allowances were as follows:

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014

At beginning of year	(22,836,709)	(24,303,518)	(26,251,543)
Current year additions	(1,415,765)	(1,239,840)	(71,991)
Current year reversals	180,965	—	1,879,698
Effect of exchange rate changes	(232,009)	(708,185)	580,375
	(24,303,518)	(26,251,543)	(23,863,461)

At December 31, 2013 and 2014, tax loss carry forwards (on a gross basis prior to measurement via the tax rate) amounted to approximately $101.0 million and $88.1 million, respectively, which will expire in various years through 2018. The Company’s tax loss carry forwards exist only in the PRC, where the carry forward period is limited to five years.  The Company determines whether or not a valuation allowance is required at the level of each taxable entity within a tax jurisdiction. A valuation allowance of $26,251,543 and $23,863,461 has been established as of December 31, 2013 and 2014, respectively, in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future. At December 31, 2013 and 2014, all of the Company’s deferred tax assets were fully reserved through valuation allowances.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

As noted in Note 2(23), the Company accounts for the financial statement effects of uncertain tax positions under the provisions of ASC 740-10.  At December 31, 2013 and 2014, there were no liabilities for unrecognized tax benefits as the Company did not have any significant uncertain tax positions requiring recognition and measurement under ASC 740-10.

In accordance with the PRC EIT Law, dividends which arise from profits of foreign invested enterprises (“FIEs”) are subject to a 10% withholding income tax if and when remitted. Since there are no undistributed earnings of the Group’s subsidiaries located in the PRC that are available for distribution at December 31, 2013 and 2014 given the accumulated loss positions of the Group’s subsidiaries, no provision has been made for withholding taxes.  Further, the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business in the PRC.

13. REPURCHASE OF SHARES

Pursuant to a share repurchase program announced December 30, 2011, the Company’s Board of Directors authorized the Company to repurchase up to $3.2 million of its outstanding ADSs from time to time, based on market conditions.  In 2013, the Company repurchased a total of 57,982 ADSs for aggregate consideration of $58,147 from unrelated third parties, at a weighted average price of $1.00 per ADS.  The excess of the repurchase price above par value was charged to additional paid-in capital.  In 2014, the Company did not repurchase any ADSs.

In a separate transaction distinct from the aforementioned ongoing share repurchase program, as authorized by the Company’s Board of Directors, the Company repurchased and immediately retired in July 2012 a total of 269,409,276 ordinary shares and 79,717 ADSs (each ADS representing 100 ordinary shares) formerly held by several former senior members of management and an investment entity controlled by one of those individuals, at a price of  $0.0291 per share ($2.91 per ADS) for a total of $8,071,786. The Board of Directors had approved this transaction, taking into consideration a number of factors, including but not limited to the following: (i) the nature and timing of such share repurchase, (ii) the repurchase price of those ordinary shares and ADSs, (iii) the possible impact of such share repurchase on the ADS price, (iv) the price movements and liquidity of the Company’s ADSs and the stock market environment, (v) the Company’s financial condition, and (vi) the Company’s plans and alternative uses of its capital resources. The Board of Directors had received a fairness opinion from an independent financial advisor and concluded that the repurchase price of those ordinary shares and ADSs was within a reasonable indicative range of fair value. Given the high volatility of the Company’s ADS price, which ranged from $0.90 per ADS to $3.30 per ADS during 2012 (based upon quoted closing prices), coupled with the thinly traded volume, it was not possible to rely solely upon past or current quoted market prices at the time to establish an appropriate indicative range of fair value. Therefore, the fairness opinion considered a range of valuation techniques, coupled with the Company’s historical and projected financial results, to establish a reasonable indicative range of fair value, which, based upon the facts and circumstances that existed at the time, supported the repurchase price as was approved by the Board of Directors. This repurchase was approved by shareholders at the annual general meeting of shareholders on July 12, 2012 and consummated on July 13, 2012.  All the repurchased shares were cancelled upon repurchase.

14. EQUITY COMPENSATION PLANS

2004 Share Incentive Plan

Ku6 Media’s 2004 Share Incentive Plan (“2004 Plan”) allows the Company to offer incentive awards to employees, directors, consultants or external service advisors of the Company. Under the terms of the Plan, options were generally granted at prices equal to or greater than the fair market value on the grant date, expire 10 years from the date of grant, and generally vest over 3-4 years.  Stock options under these plans were all granted prior to 2006 and as of January 1, 2006 all granted stock options were vested. There were 15,720,000 and 1,620,000 options outstanding as of December 31, 2013 and 2014, respectively. Pursuant to the resolution of the Company’s Board on December 3, 2010, the 185,550,800 remaining ordinary shares available for future grants under the 2004 Plan were terminated and unavailable for future use.  The remaining options as of December 31, 2014 expired in early 2015 unexercised.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		$		$
Outstanding at January 1, 2012	43,746,700	0.079	1.62	—
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled or Expired	(9,077,328)	0.025	—	—
Outstanding at December 31, 2012	34,669,372	0.094	0.89	—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(18,949,372)	0.076	—	—
Outstanding at December 31, 2013	15,720,000	0.116	0.11	—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(14,100,000)	0.117	—	—
Outstanding at December 31, 2014	1,620,000	0.103	0.00	—
Vested and expected to vest at December 31, 2014	1,620,000	0.103	0.00	—
Vested and exercisable at December 31, 2014	1,620,000	0.103	0.00	—

The aggregate intrinsic values are calculated as the differences between the market values of $0.0106, $0.0282 and $0.0100 of ordinary shares as of December 31, 2012, 2013 and 2014, respectively, and the exercise prices of the shares. The total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 was nil.

2010 Equity Compensation Plan

In December 2010, the Company authorized an equity compensation plan (“2010 Equity Compensation Plan”) that provides for issuance of options to purchase up to 698,381,300 ordinary shares of the Company. Under the 2010 Equity Compensation Plan, the directors may, at their discretion, grant any officers (including directors) and employees of the Company and/or its subsidiaries, and individual consultant or advisor (i) options to subscribe for ordinary shares, (ii) share appreciation rights to receive payment, in cash and/or the Company’ ordinary shares, equal to the excess of the fair market value of the Company’ ordinary shares, or (iii) other types of compensation based on the performance of the Company’ ordinary shares.

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

There were no options granted in 2014.  As of December 31, 2014, 440,962,300 ordinary shares were available for future grants under the 2010 Equity Compensation Plan.

The options granted to directors and employees vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the grant date as stipulated in the stock option agreements.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

Options which were granted to senior management prior to 2013 vest in 16 instalments.  The first 2 of 16 instalments - options earned in the first two quarters after the grant date - shall vest and become exercisable at the first anniversary of the grant date.  There are no performance conditions attached to the first 2 instalments. For each quarter during the four-year period after the grant date (the “Performance Period Start Date”), one 1/16th instalment of the total options have the opportunity to be earned for each quarter contingent on the achievement of positive quarterly operating income for the quarter, provided the aggregate number of options earned in the Performance Period shall not exceed 14 of the 16 instalments comprising the total options granted. On each of the first, fourth, eighth and twelfth quarter earnings release dates from the first quarter of the Performance Period, all of the earned options during the four quarters preceding such earnings release date shall vest and become exercisable, in each case, provided that the employment with the Company remains on such vesting date.

The options granted to senior management in 2013 vest over a four year period, with 25% of the options to vest on each of the first, second, third and fourth anniversaries of the grant date as stipulated in the stock option agreements.

Option Modification

On December 11, 2013, the Board of Directors approved option modifications to modify the vesting conditions of certain outstanding options (granted to senior management) that were granted by the Company under the 2010 Equity Compensation Plan. The modifications waived the performance conditions attributable to the periods from the third quarter of 2011 to the third quarter of 2013, resulting in 60% of the options attributable to that period immediately vesting. Simultaneously, the performance condition was eliminated from the fourth quarter of 2013 prospectively. Other terms of the option grants remain unchanged. All eligible option grantees affected by such changes entered into amendments to their original share option agreements. The effect of the modification on the estimated fair value of the options was computed under relevant U.S. GAAP; the modifications resulted in total incremental compensation cost of $0.37 million, of which $0.18 million was recorded during the year ended December 31, 2013 for options that were fully vested. The remaining $0.19 million is being amortized over the remaining vesting periods of the respective options.

In accordance with ASC Topic 718, the Company recognizes share-based compensation expense for the options granted to directors and employees as well as the options to senior management vested only based on passage of time and continued employment with the Company, net of a forfeiture rate, using the straight-line method. For the options granted to senior management earned contingent on the achievement of quarterly performance targets, the Company recognized share-based compensation expense for the options earned in each quarter during the Performance Period using the graded-vesting attribution method when the Company concluded that it was probable that the performance targets would be achieved, net of a forfeiture rate.

Share-based compensation expense related to the stock options granted by the Company to its employees, senior management and directors under the 2010 Equity Compensation Plan amounted to $463,753, $1,023,871 and $600,995 for the years ended December 31, 2012, 2013 and 2014, respectively. Share-based compensation cost related to the option awards granted by the Company to senior management and employees of Shanda under the 2010 Equity Compensation Plan amounted to $350,761, $52,888 and $15,475 for the years ended December 31, 2012, 2013 and 2014, respectively, and was recognized as dividends distributed to Shanda up to the time of the cessation of majority ownership by Shanda on April 3, 2014; thereafter, it was recognized as expense.

The movements in stock options under the 2010 Equity Compensation Plan as of and for the years ended December 31, 2012, 2013 and 2014 are set out below.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		$		$
Outstanding at January 1, 2012	402,826,000	0.0352	5.47	—
Granted	28,500,000	0.0116	—	—
Exercised	—	—	—	—
Cancelled or expired	(126,070,000)	0.0367	—	—
Outstanding at December 31, 2012	305,256,000	0.0324	4.57	—
Granted	323,900,000	0.0105	—	—
Exercised	(4,000,000)	0.0116	—	55,213
Forfeited	(113,862,000)	0.0317	—	—
Outstanding at December 31, 2013	511,294,000	0.0189	4.70	6,514,815
Granted	—	—	—	—
Exercised	(32,712,500)	0.0103	—	138,955
Forfeited	(257,875,000)	0.0121	—	—
Outstanding at December 31, 2014	220,706,500	0.0280	2.97	—
Vested and expected to vest at December 31, 2014	200,348,900	0.0289	2.90	—
Vested and exercisable at December 31, 2014	119,243,125	0.0332	2.63	—

The intrinsic values as of December 31, 2012, 2013 and 2014 are calculated as the differences between the market values of $0.0106, $0.0282 and $0.0100 of ordinary shares as of December 31, 2012, 2013 and 2014 and the exercise prices of the options.

The weighted average grant-date fair value of options granted during the years ended December 31, 2012, 2013 and 2014 were $0.0076, $0.0071 and nil, respectively. Options vested during the years ended December 31, 2013 and 2014 were 50,140,375 and 51,602,500, respectively.

As of December 31, 2014, there was $0.35 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to stock options granted by the Company to its employees, senior management and directors under the 2010 Equity Compensation Plan. This cost is expected to be recognized over a weighted average period of 1.55 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.  As of December 31, 2014, there was $0.6 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to stock options granted by the Company to the employees of Shanda under the 2010 Equity Compensation Plan, which will be recognized as expense over a weighted average period of 2.36 years.

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

	Options Granted in 2012	Options Granted in 2013	Options Granted in 2014
Fair value of ordinary shares ($)	0.0116	0.0106~0.0131	—
Exercise price ($)	0.0116	0.0103~0.0113	—
Expected volatility (%)	100%	94%	—
Expected dividend yield (%)	0%	0%	—
Expected term (years)	3.5	3.5	—
Risk-free interest rate (per annum) (%)	1.2425%	1.3445%~1.3843%	—

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

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

(4) Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of the Company’s common stock for a period equal to the expected term preceding the grant date.

15. SEGMENT INFORMATION

The Company follows the provisions of ASC 280, which establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.  The Group has only one operating segment made up of Ku6’s advertising business (“Advertising Services”), which is presented in the consolidated statement of operations and comprehensive loss.

Geographic Information

The Company primarily operates in the PRC and derives all of its revenues (see Note 17 for revenue information) from the PRC; all of the Company’s long-lived assets are located in the PRC.

16. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share (1 ADS = 100 Shares):

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014

Numerator:
Net loss	(9,491,138)	(34,427,734)	(10,727,642)
Denominator:
Weighted-average ordinary shares outstanding for basic calculation	4,901,279,176	4,728,185,434	4,746,324,022
Dilutive effect of potential ordinary shares	—	—	—
Weighted average ordinary shares outstanding for diluted calculation	4,901,279,176	4,728,185,434	4,746,324,022

Weighted-average ADS used in per basic ADS calculations	49,012,792	47,281,854	47,463,240
Dilutive effect of potential ADS	—	—	—
Weighted-average ADS used in per diluted ADS calculations	49,012,792	47,281,854	47,463,240

Loss per share — basic and diluted
Net loss per share — basic and diluted	(0.00)	(0.01)	(0.00)

Loss per ADS — basic and diluted
Net loss per ADS — basic and diluted	(0.19)	(0.73)	(0.23)

Incremental ordinary shares with dilutive effect are calculated using the treasury stock method for stock options. Under the treasury stock method, the proceeds from the assumed conversion of options are used to repurchase outstanding ordinary shares using the average fair value for the period.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

For all periods presented, all potentially dilutive securities associated with the Company’s stock options (Note 14) have not been reflected in the dilutive calculations due to the presence of a net loss in each period as the inclusion of such potential common shares would be anti-dilutive.

17. CONCENTRATIONS

(1) Revenue concentrations, including related party revenues

In 2012, 2013, and 2014, revenues of $14.1 million, $13.1 million, and $7.0 million were derived from online advertising services (Note 2(16)).  In 2014, revenues of $1.6 million were derived from promotional advertising revenue services (Note 2(16)).

Under agreements with Shengyue (Note 1), Shengyue was previously appointed as the Group’s primary agent to secure advertisement sales from various end advertisers. In 2012, 2013 and 2014, 88.4%, 94.4% and 31.5% of net revenues, respectively, were derived from Shengyue.  Refer to Note 11 for discussion of receivables due from Shengyue at December 31, 2013 and 2014 (there were no net amounts due at December 31, 2014 following collections and a full provision on remaining amounts).

Under a new advertising agency agreement with Huzhong consummated on August 29, 2014, Huzhong was appointed as the Group’s primary agent to secure advertisement sales from various end advertisers.  In 2014, 32.4% of net revenues were derived from Huzhong.

In early 2014, the Group entered into certain marketing services agreements with Qinhe, a related party (Note 1).  In 2014, 18.8% of net revenues were derived from Qinhe.

(2) Credit risk

Accounts receivable are unsecured and are derived from revenue earned from customers and agencies in China. The risk with respect to accounts receivables is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

	December 31, 2013	December 31, 2014

Accounts receivable	544,754	532,355
Allowance for doubtful accounts	(480,076)	(418,539)
Accounts receivable, net of allowance for doubtful accounts	64,678	113,816

The movements of the allowance for doubtful accounts were as follows:

Movement of allowance for doubtful accounts

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014

Balance at beginning of the year	4,416,706	2,172,972	480,076
Provisions	—	—	1,038,047
Reversed	(2,255,301)	(310,699)	(49,912)
Accounts written off	—	(1,435,204)	(1,038,047)
Translation difference	11,567	53,007	(11,625)
Balance at the end of the year	2,172,972	480,076	418,539

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

The Group significantly reduced its sales force and appointed Shengyue as its primary advertising agent in 2011. As a result of this change, the relationships with some of the Group’s previous advertisement customers were terminated and the Group provided additional allowance for doubtful accounts to reflect the expected uncollectibility in 2011. In 2013 and 2014, based on continued collections efforts on the doubtful receivables, $0.3 million and $0.05 million of amounts previously written down were collected; accordingly, reversal adjustments were recorded.

18. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total amounts charged to the statements of operations and comprehensive loss for such employee benefits were $1,609,711, $1,816,719 and $1,059,305 for the years ended December 31, 2012, 2013 and 2014, respectively.

19. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company entered into leasing arrangements relating to office area and internet bandwidth in 2012, 2013 and 2014. Leasing expenses for the years ended December 31, 2012, 2013 and 2014 were $9,095,530, $9,175,500 and $8,367,927, respectively.

Future minimum lease payments under non-cancellable operating lease agreements are as follows:

Within 1 year	2,186,304
Between 1 and 2 years	—
Between 2 and 3 years	—
Between 3 and 4 years	—
Total	2,186,304

Litigation

The Group is subject to claims and litigation, which may arise in the normal course of business. The Group is involved in a number of cases pending in various courts and arbitration as of December 31, 2014. These cases are substantially related to alleged copyright infringement. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results.

The Group has recorded an accrual balance of $1,653,032 in “Accrued expenses and other liabilities” in the consolidated balance sheet as of December 31, 2014 (Note 9). The accrual was based on judgments handed down by courts and out-of-court settlements and related to alleged copyright infringement arising before December 31, 2014.  The accrual is based upon management’s best estimation according to the historical actual compensation amount per video of the Group for similar legal actions and advice from PRC counsel. The Group also considers the frequency and pattern of claims for infringement and the fact that claims are often submitted, and judgments rendered, long after the alleged underlying infringement activity occurred.  Furthermore, while claims for alleged infringement may be term limited in certain cases, parties alleging infringement may be able to renew their claims by re-filing them upon expiry, leading to continuation of the claim resolution process. The Group is in the process of appealing certain judgments for which the loss has been accrued.  During the year ended December 31, 2014, management of the Group re-evaluated the accrued litigation provision related to alleged copyright infringement and revised its estimates based upon favourable resolution experience and the pattern of incidence of new claims; this revision resulted in a de-recognition of a portion of $333,485 of amounts previously accrued, which was recorded as a reduction to general and administrative expenses.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

A rollforward of the Group’s accrued litigation provision related to alleged copyright infringement is as follows.

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014

At beginning of year	2,683,968	2,077,753	2,079,671
Current year additions (reversals)	(113,611)	141,912	(333,485)
Payments during the year	(492,604)	(139,994)	(93,154)
Balance at end of year	2,077,753	2,079,671	1,653,032

There are no accruals for any additional losses related to unasserted claims or any other amounts.

Contingencies

The Group accounts for loss contingencies in accordance with ASC 450, “Contingencies”, and other related guidance. Set forth below is a description of certain loss contingencies as well as the opinion of management as to the likelihood of loss.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet business, including the provision of online video and online advertising services. Specifically, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%.  Since the Company is incorporated in the Cayman Islands, neither the Company nor its PRC subsidiary is eligible to engage in Internet business. To comply with PRC laws and regulations, the Company conducts its operations in China through a series of contractual arrangements entered into among its wholly owned PRC subsidiaries, Beijing Technology, Tianjin Technology and Kusheng (collectively “PRC subsidiaries”), and the consolidated affiliated entities in the PRC, namely Ku6 Beijing Information, Tianjin Information, Ku6 Cultural and Ku6 Network (collectively “VIEs”) and their respective shareholders.

Under the equity pledge agreements among the PRC subsidiaries, the VIEs and the shareholders of the VIEs, the shareholders have pledged all of their equity interests to the PRC subsidiaries by recording the pledges on the shareholders’ registers of the respective entities.  However, according to the PRC Property Rights Law, a pledge is not valid unless it is registered with the relevant local administration for industry and commerce; such registration has been accomplished for all of the Group’s VIEs.

Ku6 Beijing Information, Tianjin Information, Ku6 Cultural and Ku6 Network hold the licenses and permits necessary to conduct the Group’s online video, online advertising and related businesses in China.  In the opinion of management, (i) the ownership structure of the Group, its PRC subsidiaries and the VIEs in the PRC are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs in the PRC are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with the consolidated affiliated entities in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations.

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

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

MOFCOM published a discussion draft of a proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law.  The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. MOFCOM is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of the Group’s current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens.  In this connection, “foreign investors” refers to the following subjects making investments within the PRC: (i) natural persons without PRC nationality; (ii) enterprises incorporated under the laws of countries or regions other than China; (iii) the governments of countries or regions other than the PRC and the departments or agencies thereunder; and (iv) international organizations. Domestic enterprises under the control of the subjects as mentioned in the preceding sentence are deemed foreign investors, and “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding, directly or indirectly, not less than 50% of shares, equities, share of voting rights or other similar rights of the subject entity; (ii) holding, directly or indirectly, less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to materially influence the board, the shareholders’ meetings, or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.  Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a catalogue of “special administrative measures,” which is classified into the “catalogue of prohibitions” and “the catalogue of restrictions”, to be separately issued by the State Council later. Foreign investors are not allowed to invest in any sector set forth in the catalogue of prohibitions. However, unless the underlying business of the FIE falls within the catalogue of restrictions, which calls for market entry clearance by MOFCOM, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including the Group, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China.  Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangements would also be deemed FIEs if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “catalogue of restrictions,” the VIE structure may be deemed a domestic investment only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “catalogue of restrictions” without market entry clearance may be considered illegal.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

The draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, and MOFCOM is soliciting comments from the public on this point. Moreover, it is uncertain whether the industry in which our variable interest entities operate will be subject to the foreign investment restrictions or prohibitions set forth in the “catalogue of special administrative measures” to be issued.  If the enacted version of the Foreign Investment Law and the final “catalogue of special administrative measures” mandate further actions, such as MOFCOM providing market entry clearance, to be completed by companies with an existing VIE structure like the Group, the Group faces uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact the Group’s corporate governance practices and increase compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment information report required at each investment, and investment amendment reports, which shall be submitted upon changes to investments, it is mandatory for entities established by foreign investors to submit an annual report, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

With respect to the aforementioned security review rules and draft Foreign Investment Law, and any other matters creating uncertainty regarding VIEs, the Group may not be able to operate or control its business in the same manner as it currently does, and therefore, may not be able to consolidate the affiliated entities in the PRC. In addition, the relevant regulatory authorities would have broad discretion in dealing with such violations which may adversely impact the financial statements, operations and cash flows of the Group (including restrictions on carrying out business).

If the VIEs in the PRC and their shareholders fail to perform their respective obligations under the current contractual arrangements, the Group may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under PRC laws. The PRC laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Group to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and may materially and adversely affect the results of operations and the financial position of the Group.

In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with the VIEs in the PRC is remote.

20. SUBSEQUENT EVENTS

On February 2, 2015, the Group entered into a related party loan agreement with Mr. Xu, pursuant to which Mr. Xu agreed to provide a loan of RMB30.0 million ($4.8 million) to the Group within 20 business days from the date thereof. The term of the loan is one year, with a maturity date of February 2, 2016, with principal repayable at maturity, and the loan bears interest at a rate of 6.5% per annum (with interest payable at maturity). The Group received the loan principal from Mr. Xu on March 4, 2015. This amount will be reported as a related party loan payable in future periods.

21. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s VIE subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $30.9 million, which was in excess of the Group’s total consolidated net assets and shareholders’ deficit as of December 31, 2014. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes as all business is principally conducted inside the PRC, the Company may in the future require additional cash resources from its PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or to declare and pay dividends to or distributions to the Company’s ordinary shareholders. Accordingly, the Company has included Schedule I in accordance with Regulation S-X promulgated by the United States Securities and Exchange Commission.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(all amounts in U.S. dollars (US$) unless otherwise stated)

22. ADDITIONAL INFORMATION - CONDENSED FINANCIAL STATEMENTS

The following condensed financial statements have been prepared in accordance with SEC Regulation S-X Rules 5-04 and 12-04.  The financial information of the parent company, Ku6 Media Company Limited, has been prepared using the same accounting policies as set out in the preceding footnotes to the consolidated financial statements except that the Company records its investment in subsidiaries under the equity method of accounting. Such investment and long-term loans to subsidiaries are presented on the balance sheet as “Investment in subsidiaries” and the profit of the subsidiaries is presented as “Equity in losses of subsidiaries” on the statement of operations.

These statements should be read in conjunction with the preceding notes to the consolidated financial statements of the Group. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2013 and 2014, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements of the Group, if any.

FINANCIAL INFORMATION OF KU6 MEDIA CO., LTD.
CONDENSED BALANCE SHEETS

	December 31, 2013	December 31, 2014
	(in U.S. dollars, except number of shares)
Assets
Current assets:
Cash and cash equivalents	56,999	341,320
Prepaid expenses and other current assets	250,091	195,049
Amount due from subsidiaries and variable interest entities	15,709,401	—
Amount due from related parties	1,741,836	627
Total current assets	17,758,327	536,996
Investments in subsidiaries	8,082,866	19,690,895
Total assets	25,841,193	20,227,891

Liabilities and shareholders’ equity (deficit)
Accrued expenses and other current liabilities	701,375	541,961
Amounts due to subsidiaries and variable interest entities	24,711,656	23,821,671
Amounts due to related parties	375,000	—
Total current liabilities	25,788,031	24,363,632

Shareholders’ equity (deficit):
Ordinary shares ($0.00005 par value; 12,000,000,000 shares authorized; 4,730,648,360 and 4,763,360,860 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	236,485	238,120
Additional paid-in capital	178,195,109	184,538,349
Accumulated deficit	(176,368,243)	(187,095,885)
Accumulated other comprehensive loss	(2,010,189)	(1,816,325)
Total shareholders’ equity (deficit)	53,162	(4,135,741)
Total liabilities and shareholders’ equity (deficit)	25,841,193	20,227,891

FINANCIAL INFORMATION OF KU6 MEDIA CO., LTD.
CONDENSED STATEMENTS OF OPERATIONS

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
	(in U.S. dollars, except number of shares)
Operating expenses:
Product development	278,168	269,876	208,656
Selling and marketing	30,773	54,503	3,802
General and administrative	1,119,757	1,403,657	928,506
Total operating expenses	1,428,698	1,728,036	1,140,964
Loss from operations	(1,428,698)	(1,728,036)	(1,140,964)
Interest income	349,525	30,483	3,463
Interest expense	—	—	—
Other (expense) / income	—	(739,530)	92,144
Foreign exchange (loss) / gain	(15,589)	355,337	(76)
Equity in losses of subsidiaries	(8,396,376)	(32,345,988)	(9,682,209)
Net loss	(9,491,138)	(34,427,734)	(10,727,642)

FINANCIAL INFORMATION OF KU6 MEDIA CO., LTD.
CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
	(in U.S. dollars, except number of shares)
Operating activities:
Net loss	(9,491,138)	(34,427,734)	(10,727,642)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	463,753	1,023,871	600,995
Provision for Seed Music receivable (related party)	—	980,000	—
Exchange gains	—	(355,337)	—
Equity in losses of subsidiaries	8,396,376	32,345,988	9,682,209
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	122,056	62,083	55,042
Amounts due from subsidiaries and variable interest entities	(1,645)	—	—
Amount due from related parties	(92,159)	74,964	(4,015)
Accrued expenses and other current liabilities	(277,527)	36,479	(159,414)
Amounts due to subsidiaries and variable interest entities	(4,013,840)	4,160,000	—
Net cash provided by (used in) operating activities	(4,894,124)	3,900,314	(552,825)

Investing activities:
Loan to subsidiaries	(3,001,557)	(12,350,863)	—
Loan to Shanda Capital Limited	(470,000)	—	—
Repayment of loans from related parties under control of Shanda	14,000,000	3,300,000	498,583
Net cash provided by (used in) investing activities	10,528,443	(9,050,863)	498,583

Financing activities:
Proceeds from exercise of options	—	46,400	338,563
Repurchase of ordinary shares	(8,169,481)	(58,147)	—
Net cash provided by (used in) financing activities	(8,169,481)	(11,747)	338,563
Effect of exchange rate changes on cash and cash equivalents	—	—	—
Net increase (decrease) in cash and cash equivalents	(2,535,162)	(5,162,296)	284,321
Cash and cash equivalents, beginning of year	7,754,457	5,219,295	56,999
Cash and cash equivalents, end of year	5,219,295	56,999	341,320