Form 20-F
period 2015-12-31
Ku6 Media Co., Ltd
filed 2016-04-13
CIK 1294435

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-51116

Ku6 Media Co., Ltd.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Building 6, Zhengtongchuangyi Centre No. 18, Xibahe Xili, Chaoyang District Beijing 100028, People’s Republic of China
(Address of principal executive offices)

Jason (Zhensong) Ma

Acting Chief Financial Officer

Telephone: +86-10-5758-6813

Fax number: +86-10-5758-6834

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
Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
Title of Class

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

4,771,610,860 Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files):

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

•                  “2014 Share Transfer Transaction” refers to the transfer of 1,938,360,784 of our ordinary shares from Shanda Media to Mr. Xu, which was completed on April 3, 2014. See Item 4.A. “History and Development of the Company”;

•                  “2015 Share Transfer Transaction” refers to the transfer of 1,938,360,784 of our ordinary shares from Mr. Xu to Shanda Media, which was completed on May 11, 2015. See Item 4.A. “History and Development of the Company”;

•                  “ADSs” refers to our American depositary shares, each of which represents 100 ordinary shares;

•                  “Beijing Modo” refers to Beijing Modo Media Co., Ltd.;

•                  “Cayman Companies Law” refers to the Companies Law (as revised) of the Cayman Islands (as amended);

•                  “China” and the “PRC” refer to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Taiwan and the special administrative regions of Hong Kong and Macau;

•                  “Huzhong” refers to Huzhong Advertising (Shanghai) Ltd. , an independent third party;

•                  “Ku6 Holding” refers to Ku6 Holding Limited and its subsidiaries, affiliates and predecessor entities;

•                  “Mr. Xu” refers to Xudong Xu, our largest shareholder after the 2014 Share Transfer Transaction and before the 2015 Share Transfer Transaction;

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

•                  “Shanda Computer” refers to Shanda Computer (Shanghai) Co., Ltd., a PRC company and an affiliate of Shanda Interactive;

•                  “Shanda Interactive” refers to Shanda Interactive Entertainment Limited, a Cayman Islands company;

•                  “Shanda Group” refers to Shanda Interactive and its subsidiaries and consolidated affiliated entities, including, unless the context requires otherwise, Ku6 Media Co., Ltd. and its subsidiaries and consolidated affiliated entities;

•                  “Shanda Media” refers to Shanda Media Group Limited, a wholly owned subsidiary of Shanda Interactive and our immediate holding company;

•                  “Shanda Technology” refers to Shanda Technology Overseas Capital Limited, an affiliate of Shanda Interactive;

•                  “VR” means virtual reality; and

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

•                  the outcome of ongoing, or any future, stock exchange proceedings, litigation or arbitration;

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

PART I

Item 1.   Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.   Offer Statistics and Expected Timetable

Not Applicable.

Item 3.   Key Information

A.            Selected Financial Data

The following table presents certain selected consolidated financial information for our business. You should read the following information in conjunction with our audited consolidated financial statements, the notes thereto and Item 5. “Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. The data as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 has been derived from our audited consolidated financial statements included in this annual report beginning on page F-1. The data as of December 31, 2011, 2012 and 2013 and for the years ended December 31, 2011 and 2012 has been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

The audited consolidated financial statements included in this annual report on Form 20-F were prepared on the basis of a going concern which contemplates that we will be able to realize assets and discharge liabilities in the normal course of business. However, substantial doubt exists as to our ability to continue as a going concern. The audited consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties. See Item 5.B. “Liquidity and Capital Resources—Liquidity and Going Concern,” Item 3.D. “Risk Factors—Risks Related to our Business—There is substantial doubt as to our ability to continue as a going concern” and note 2 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars, except for share and per share data)
Historical Condensed Consolidated Statement of Operations Data
Net revenues:
Third parties	11,146	1,633	738	4,267	10,793
Related parties	8,076	12,482	12,404	4,317	116
Total net revenues	19,222	14,115	13,142	8,584	10,909
Cost of revenues:
Third parties	(30,501)	(14,603)	(15,649)	(11,231)	(7,534)
Related parties	(379)	—	(336)	(910)	(511)
Total cost of revenues	(30,880)	(14,603)	(15,985)	(12,141)	(8,045)
Gross profit (loss)	(11,658)	(488)	(2,843)	(3,557)	2,864
Operating expenses	(37,912)	(10,482)	(40,608)	(9,415)	(5,028)
Operating loss	(49,570)	(10,970)	(43,451)	(12,972)	(2,164)
Interest income(including third parties and related parties)	170	620	112	47	188
Interest expense (including third parties and related parties)	(1,119)	(619)	(16)	—	(261)
Other income, net	1,294	1,730	4,101	745	203
Gain from disposal of equity interest	—	—	—	1,452	—
Loss before income tax benefits	(49,226)	(9,239)	(39,254)	(10,728)	(2,034)
Income tax benefits	99	—	4,826	—	—
Equity in losses of affiliates, net of tax	(263)	(252)	—	—	(17)
Net loss	(49,390)	(9,491)	(34,428)	(10,728)	(2,051)

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars, except for share and per share data)
Plus: Net loss attributable to non-controlling interests	46	—	—	—	—
Net loss attributable to Ku6 Media Co., Ltd.	(49,344)	(9,491)	(34,428)	(10,728)	(2,051)
Loss per share, basic and diluted
Net Loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	(0.01)	(0.00)	(0.01)	(0.00)	(0.00)
Weighted average shares used in per share calculation—basic and diluted	4,265,277,638	4,901,279,176	4,728,185,434	4,746,324,022	4,767,742,804

	As of December 31,
	2011	2012	2013	2014	2015
	(in thousands of U.S. dollars)
Historical Condensed Consolidated Balance Sheet Data
Cash and cash equivalents	26,750	13,071	1,671	4,380	7,698
Restricted cash	3,600	—	—	—	—
Accounts receivable (including related parties), net	3,517	4,466	6,587	115	103
Other current assets	20,424	6,620	2,173	493	528
Property and equipment, net	3,593	2,918	1,368	294	515
Goodwill	6,233	6,233	—	—	—
Other assets	24,673	22,862	339	348	169
Total assets	88,790	56,170	12,138	5,630	9,013
Related party loan	—	—	—	—	4,631
Other current liabilities	33,111	17,778	12,085	9,766	9,704
Current liabilities	33,111	17,778	12,085	9,766	14,335
Non-current liabilities	4,826	4,826	—	—	161
Total liabilities	37,937	22,604	12,085	9,766	14,496
Ordinary shares ($0.00005 par value; 12,000,000,000 ordinary shares authorized; 5,019,786,036, 4,732,446,560, 4,730,648,360, 4,763,360,860 and 4,771,610,860 ordinary shares issued and outstanding as of December 31, 2011, 2012, 2013, 2014 and 2015, respectively)	251	236	236	238	239
Other Ku6 Media Co., Ltd. shareholders’ equity / (deficit)	50,602	33,330	(183)	(4,374)	(5,722)
Total liabilities and shareholders’ equity (deficit)	88,790	56,170	12,138	5,630	9,013

Exchange Rate Information

We present our historical consolidated financial statements in U.S. dollars. Certain contractual amounts in Renminbi described in this annual report are translated into U.S. dollar amounts solely for the convenience of the reader. Except as otherwise specified, these amounts are translated at a rate of RMB6.4778 to $1.00, the exchange rate on December 31, 2015 as set forth in the H.10 statistical release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be at any particular rate, or at all.

The following table sets forth information regarding exchange rates between Renminbi and U.S. dollars for the periods indicated:

	Exchange Rate
Period	Period End	Average(1)	High	Low
	(RMB per $1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1620	6.2591	6.0402
2015	6.4778	6.2827	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 8)	6.4628	6.4720	6.4780	6.4599

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

Substantial doubt exists as to our ability to continue as a going concern. See Item 5.B. “Liquidity and Capital Resources—Liquidity and Going Concern.” We have incurred significant net losses and negative cash flows from operations in recent years. For the years ended December 31, 2013, 2014 and 2015, our net loss was $34.4 million, $10.7 million and $2.1 million, respectively. As of December 31, 2015, we had cash and cash equivalents of $7.7 million, accumulated deficit of $189 million and working capital deficit of $6.0 million. For the year ended December 31, 2015, our net operating cash outflow was $1.5 million and we relied on financing support from our shareholders to maintain sufficient liquidity. Although we generated gross profit in 2015, we still had an operating loss and a net loss for the year. There is no assurance that such recent improved performance will continue. Our ability to continue as a going concern is subject to, among others, the following risks: “—We rely on Huzhong for substantially all of our revenues. Failure to maintain our relationship with Huzhong may materially and adversely affect our financial condition, results of operations and prospects,” “—Our business models have experienced significant changes since April 2014, and we may not be able to improve our performance or generate sufficient revenues and operating cash flows with our new businesses,” “—We require a significant amount of cash to fund our operations. We cannot assure you that we can meet our working capital requirements or other capital needs through improved operating results,” and “—We cannot assure you that we can meet our working capital requirements or other capital needs through additional financings in amounts or on terms acceptable to us, or at all.” The audited consolidated financial statements included in this annual report on Form 20-F were prepared on the basis of a going concern, and do not include any adjustments that might result from the outcome of these uncertainties. If we became unable to continue as a going concern, we may have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our audited consolidated financial statements. Our lack of cash resources, substantial uncertainty of our new business models, and our potential inability to continue as a going concern may materially adversely affect the price of our ADSs and our ability to raise new capital or continue our operations.

We rely on Huzhong for substantially all of our revenues. Failure to maintain our relationship with Huzhong may materially and adversely affect our financial condition, results of operations and prospects.

We currently generate substantially all of our revenues from online advertising through the arrangement with Huzhong. Pursuant to our agreement with Huzhong, as amended, Huzhong acts as our exclusive advertising agency for standard media resources and non-exclusive advertising agency for highly-interactive advertising resources. Under this agreement, we guarantee a certain amount of web traffic per day for webpages on which Huzhong posts advertisements, and in return, Huzhong guarantees to us a minimum amount of advertising revenues per day. If we fail to meet the web traffic target, the minimum amount guaranteed by Huzhong will be proportionally adjusted for the shortfall. Huzhong prepays 50% of the minimum guaranteed amounts within five business days prior to the beginning of each month and settles the balance within five business days after the end of each month. This advertising agency agreement with Huzhong will expire on December 31, 2017. In August 2015, we amended this agreement with Huzhong and raised the unit price for our advertising resources. We generated revenue of $2.8 million under our agreement with Huzhong from August 29, 2014 to December 31, 2014 and $9.5 million in 2015.

As Huzhong acts as our primary advertising agency for a large majority of our advertisers, we rely heavily on the operations of Huzhong to generate our revenues. If Huzhong fails to continue as our advertising agency or if we are unable to collect accounts receivable from Huzhong in a timely manner for any reason, our financial condition, results of operations and prospects may be materially and adversely affected. In addition, there can be no assurance that this agreement will be extended or renewed after its expiration or that we will be able to further extend or renew such agreement on terms and conditions favorable to us. If Huzhong breaches its obligations under such agreement or refuses to extend or renew it on commercially reasonable terms when the term expires, we may not be able to find a suitable alternative advertising agency or establish our own sales team to make direct sales to the advertisers in a timely manner. In addition, there can be no assurance that we will also be able to maintain or increase our unit price. Any termination or deterioration of our relationship with Huzhong, and any future pricing adjustments or any extension or renewal on terms and conditions less favorable to us, would have a material adverse effect on our business, financial condition and results of operations.

Our business models have experienced significant changes since April 2014, and we may not be able to improve our performance or generate sufficient revenues and operating cash flows with our new businesses.

Our business models have experienced significant changes since April 2014. Historically, we derived substantially all of our revenues from online advertising services, for which we collect service fees from advertisers through our advertising agencies. From April 2011 to March 2014, we relied on Old Shengyue, an affiliate wholly owned by Shanda Interactive during that period, as our primary advertising agency, which managed our sales to, and collected payments from, substantially all of our advertisers. Our advertising agency agreement with Old Shengyue expired on March 31, 2014.

Following the 2014 Share Transfer Transaction, Mr. Xu became our largest shareholder. As a result of our management’s review and adjustment of our business strategies after the 2014 Share Transfer Transaction, the agreement with Old Shengyue was not further renewed and we started to explore new revenue sources in April 2014. We entered into a new advertising agency agreement with New Shengyue, which was no longer owned by Shanda Interactive and was an independent third party. In addition, we started to provide interactive entertainment marketing services to iSpeak, a social platform operated by Qinhe, a company controlled by Mr. Xu, our then largest shareholder after the 2014 Share Transfer Transaction. We also started to provide game marketing services for Qinhe under a similar revenue sharing arrangement as the one for interactive entertainment marketing cooperation.

We then entered into a transition period, during which we explored and adjusted our business models from time to time with different partners, and experienced additional changes to our shareholding structure and management. In August 2014, we terminated our agreement with New Shengyue and entered into another new advertising agency agreement with Huzhong, an independent third party. Our game marketing cooperation agreement with Qinhe expired in March 2015 and our management decided not to renew this agreement. We then focused on interactive entertainment marketing services and extended the interactive entertainment marketing agreement to December 2015. In May 2015, Mr. Xu transferred his shares back to Shanda Interactive. Following the 2015 Share Transfer Transaction, Shanda Interactive became our controlling shareholder.

Following the 2015 Share Transfer Transaction, we further explored new business opportunities. For example, in July 2015, we and two third parties established Beijing Modo, in which we held a 30% equity interest. Through Beijing Modo, we launched a new social platform, “Modo,” which allows users to engage in real-time online group activities through voice, text and video. In the fourth quarter of 2015, we included virtual reality as a part of our development strategies, and launched several virtual reality communities on our website. In January 2016, we entered into a strategic cooperation agreement with 720Yun.com, pursuant to which 720Yun.com agreed to provide three-dimensional panorama technology and content to us in the form of video and picture, and to serve as technical support for our new virtual reality products. In December 2015, the interactive entertainment cooperation agreement with Qinhe expired, and our management decided not to renew this agreement. Due to adjustments to our business strategies, we disposed of our 30% equity interest in Beijing Modo, and ceased to operate the “Modo” social platform in January 2016. In early 2016, we also launched additional communities based on professional-generated content featuring, for example, automobile communities. As our advertising services, including our new strategy to develop professional-generated content for our website, and our virtual reality business are still relatively new and constantly changing, we cannot assure you that these arrangements will be successful or that we will be able to generate sufficient revenue and cash flows from these revenue models in the future. In addition, as a result of such transition, Huzhong has become our largest customer in terms of revenue contribution. See “—We rely on Huzhong for substantially all of our revenues. Failure to maintain our relationship with Huzhong may materially and adversely affect our financial condition, results of operations and prospects.” If we fail to successfully develop our revenue models in the future, our business, financial condition and prospects may be materially and adversely affected.

We may not be able to continue to receive support from our major shareholders.

We have relied and will continue to rely on our major shareholders to operate our business and to finance our capital needs. For example, in March 2015, we obtained a one-year loan from Mr. Xu, our then largest shareholder, in the amount of RMB30.0 million. On May 12, 2015, following the 2015 Share Transfer Transaction, Mr. Xu transferred all of the rights and obligations relating to the loan to Shanda Interactive, which became our controlling shareholder after the 2015 Share Transfer Transaction. We cannot assure you that we will be able to continue to obtain additional or similar financings or other forms of support from Shanda Interactive.

The consummation of the proposed going-private transaction is uncertain, and the announcement and pending status of the transaction could adversely affect our business, results of operations and financial condition.

We entered into an agreement and plan of merger on April 5, 2016 with respect to a going-private transaction. For more details, see Item 4.A. “History and Development of the Company.” The process of consummating the proposed going-private transaction or any other significant strategic transaction involving our company could cause disruptions in our business and divert our management’s attention and other resources from day-to-day operations, which could have an adverse effect on our business, results of operations and financial condition. Additionally, current and prospective employees and members of management could become uncertain about their future roles with us in the event the going-private transaction is completed. This uncertainty could adversely affect our ability to retain and hire employees and members of management. In addition, the announcement and pendency of the proposed going-private transaction could have an adverse effect on our relationships with customers.

If the going-private transaction is not completed, you will not receive the proposed transaction consideration and the price of our ADSs could decline. Additionally, the ongoing business of our company could be adversely affected and, without realizing the benefits of having completed the going-private transaction, our company will be subject to a number of risks, including, but not limited to, the following:

•                  our company could be required to pay a termination fee of $1.5 million if the merger agreement is terminated under certain circumstances;

•                  our company could be required to pay certain costs relating to the going-private transaction, even if the going-private transaction is not completed, such as legal, financial advisor and printing fees; and

•                  under the merger agreement, our company is subject to certain restrictions on the conduct of its business prior to completing the going-private transaction, which could affect its ability to execute certain of its business strategies.

The merger agreement also contains provisions that make it more difficult for us to sell our company to a party other than the proposing buyer. These provisions include the general prohibition on taking certain actions that might lead to or otherwise facilitate a proposal by a third party for an alternative transaction and the requirement that we pay a termination fee of $1.5 million in specified circumstances, including if the merger agreement is terminated as a result of our entering into an agreement for an alternative transaction. These provisions might discourage a third party that might otherwise have an interest in acquiring all or a significant part of the shares or assets of our company from considering or proposing that acquisition, even if that party were prepared to pay consideration with a higher per ADS value than the current proposed transaction consideration.

Furthermore, we could be subject to potential lawsuits in connection with the proposed going-private transaction. See Item 8.A. “Consolidated Statements and Other Financial Information—Legal Proceedings.” All of the foregoing could materially adversely affect our business, results of operations and financial condition.

We require a significant amount of cash to fund our operations. We cannot assure you that we can meet our working capital requirements or other capital needs through improved operating results.

The operation of an online user-generated content, or UGC, video business requires continuous, substantial investment in content, technology, talent and infrastructure. In order to implement our development strategies to expand our infrastructure and optimize our services across Internet-enabled devices, and further expand and diversify our revenue sources, we may incur additional capital needs in the future. We will also need to fund our research and development activities in order to remain competitive on cost and technology. We cannot assure you that we will be able to generate sufficient cash flows or otherwise procure sufficient working capital to finance our anticipated operations and capital expenditure requirements, or achieve projected cash collections from customers and contain expenses and cash used in operations. As of December 31, 2015, we had cash and cash equivalents of $7.7 million and a working capital deficit of $6.0 million. We reported net losses attributable to our company of $2.1 million for the year ended December 31, 2015. Our net cash used in operating activities in 2015 was $1.5 million. We cannot assure you that any future plans to generate additional revenues or further reduce our operating expenses would be successful.

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

In the past, our controlling shareholders provided debt and equity financings for us in various situations. However, we may not receive any support from our shareholders in the future. See “—We may not be able to continue to receive support from our major shareholders”. Furthermore, the report of our independent registered public accounting firm expresses substantial doubt about our ability to continue as a going concern. This could impair our ability to finance our operations through the sale of equity, issuance of debt, or other financing alternatives. In the absence of support from our major shareholders, there is no assurance that we will be able to independently obtain any financing from any third party on terms acceptable to us or at all. If we cannot obtain sufficient funding to meet our working capital requirements or other capital expenditure needs, our business, financial condition and prospects may be materially and adversely affected.

We have a history of losses, and we may be unable to achieve or sustain profitability.

We incurred net losses in each of the fiscal years from 2010 through 2015. Our ability to achieve profitability is affected by various factors, many of which are beyond our control, including:

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

Our ability to achieve profitability also depends on the success of our new business models, which are subject to considerable uncertainties. See “—Our business models have experienced significant changes since April 2014, and we may not be able to improve our performance or generate sufficient revenues and operating cash flows with our new businesses.”

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

Our independent registered public accounting firm indicated in its report on our financial statements included in this annual report on Form 20-F for the year ended December 31, 2015 that conditions exist that raise substantial doubt about our ability to continue as a going concern due to our working capital deficit and the uncertainty relating to the new business models. A “going concern” opinion could impair investor perceptions and our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives. Our ability to continue as a going concern will depend upon many factors beyond our control, including the availability and terms of future funding, growth in revenues from our agreements with Huzhong and other parties and the effectiveness of our cost reduction measures. See “—There is substantial doubt as to our ability to continue as a going concern.” If we are unable to achieve these goals, our business would be jeopardized and we may not be able to continue. If we ceased operations, it is likely that all of our investors would lose their investment.

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

In July 2015, we and two third parties established Beijing Modo, in which we held a 30% equity interest. Beijing Modo launched a social platform named “Modo” that allows users to engage in real-time online group activities through voice, text and video. Users on the Modo platform may consume virtual items during real-time video broadcasting, including gifts and avatars, and purchase other value-added services. However, in January 2016, as a result of the adjustments to our business strategies, we transferred all our 30% equity interest in Beijing Modo to a third party for RMB3.0 million ($0.5 million).

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

Our success depends on our ability to generate sufficient user traffic through provision of attractive products and services. To attract and retain users and compete against our competitors, we must maintain high-quality UGC that provides our users with a satisfactory online video experience. With UGC, users can upload and share their own videos and spend a longer time on our website, and we believe a “community-like” environment will enhance users’ loyalty to our website and such network effect broadens advertisers’ reach of audience. Previously, we purchased the licensing rights to some popular UGC and shared advertising revenues with individual users whose number of uploads exceed certain thresholds. We also had a revenue sharing program to reward users for contents they uploaded in order to encourage more users to upload UGC to our website. This program was suspended in April 2014 in connection with the change of our business models after the 2014 Share Transfer Transaction, and was resumed in March 2015. If we fail to attract users to contribute high quality UGC, the quality and quantity of our UGC may deteriorate in the future, which, in turn, may materially and adversely affect our business, results of operations and prospects.

We may not be able to continue to anticipate user preferences.

Based on the feedback on our website design and our statistics regarding users’ watching behavior, we keep developing new website features that appeal to users, such as designing more user-friendly content searching tools, creating additional interactive social functions or offering better website compatibility with new Internet-enabled devices. We need to continuously anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. In addition, our virtual reality business and expansion of professional-generated content portfolio are still in a relatively early stage. As a result, it might be difficult for us to anticipate user preferences. If we fail to cater to the needs and preferences of our users and, as a result, fail to deliver satisfactory user experience, we may suffer from reduced user traffic and our business and results of operations may be materially and adversely affected.

We may not be able to maintain and enhance our brand.

We may not be able to maintain and enhance our Ku6 brand (“” and “酷6”). The online video market is highly competitive, and a well-recognized brand is critical to increasing our user base and, in turn, enhancing our attractiveness to advertisers for our online advertising business. Our success in promoting and enhancing our brand, as well as our ability to remain competitive, will depend on our success in offering high-quality content, features and functionality. If we fail to promote our brand successfully or if visitors to our website or advertisers do not perceive our content and services to be of high quality, we may not be able to grow our business and may lose users and advertisers.

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

Substantially all of the advertisements shown on our website are provided to us by our advertising agency on behalf of advertisers. We cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the application of these laws and regulations. For example, Article 56 of the Advertisement Law provides that an advertisement operator will be subject to joint and several liabilities in the event that (i) the posted advertisement for products or services relating to the life and health of consumers is false or fraudulent and causes damage to the consumers, or (ii) it knows or should have known the posted advertisement for other products or services is false or fraudulent. However, for the determination of the truth and accuracy of the advertisements, the actual or constructive knowledge of the website and the relevance to the life and health of consumers, there are no implementing rules or official interpretations, and such a determination is at the sole discretion of the relevant local branch of the SAIC, which results in uncertainty in the application of these laws and regulations.

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

We have been and may continue to be subject to claims for defamation, negligence, infringement of third-party copyright and other rights, such as privacy and image rights, or other claims based on the nature or content of videos or other information provided by us or our users. We paid $0.1 million to settle such claims and reversed previously accrued expenses not expected to be paid relating to such claims of $0.6 million for the year ended December 31, 2015, and the balance of accrued litigation provision was $1.0 million as of December 31, 2015. We do not carry any liability insurance covering such risks.

Due to the significant number of videos uploaded by users, which currently amounts to an average of approximately 50,665 files on a daily basis, we may not be able to identify all content that may infringe on third-party rights. Thus, our failure to identify unauthorized videos posted on our website may subject us to, and may continue to subject us to, claims of infringement on third-party intellectual property rights or other rights. Third parties may also make claims against us for losses incurred in reliance on the information on our websites. In addition, we may be subject to administrative actions brought by the National Copyright Administration of the PRC, or the NCAC, or its local branches for alleged copyright infringement. Although we have not previously been subject to legal actions for copyright infringement in jurisdictions other than the PRC, it is possible that we may be subject to such claims in the future. Such other jurisdictions may impose different protections for copyrights, and the claims may result in potentially larger damages awards than have been imposed in the PRC. For example, although our operations are in China and our site is targeted at audiences in Asia, our site includes some English-language content and is accessible by users in the United States and elsewhere. There is a risk that a U.S. court may determine that it has jurisdiction over us in connection with claims for U.S. copyrights. Although U.S. copyright laws, including the Digital Millennium Copyright Act (17 U.S.C. § 512), or the DMCA, provide safeguards from claims for monetary relief for copyright infringement for certain entities that host user-uploaded content and that comply with specified statutory requirements, it is possible that a U.S. court would conclude that it has jurisdiction and that we are not eligible for, or have not complied with all the statutory requirements to qualify for, the safeguards provided by the DMCA. Under such circumstances, it is possible that we could be subject to claims of copyright infringement in the United States.

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

We believe that we have obtained the licenses and permits essential for our business operations. However, given the Internet-related laws and regulations are relatively new and rapidly evolving in China, their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to violate applicable laws and regulations. The permits, licenses or approvals that we hold may be subject to challenge, we may fail to obtain permits or licenses that may be deemed necessary for our operations, or we may not be able to renew certain permits or licenses. We may also need to apply for additional permits or licenses when we enter new sectors of the Internet industry. For example, we may need to apply for the Internet News Information Service Permit issued by the SCIO or the Online Publishing Service License issued by SAPPRFT, in connection with the current events channel on our website. We may also need to expand the scope of our audio/video program transmission licenses to cover more categories of audio/video services. If we fail to maintain any of the required permits, licenses or approvals, we may be subject to various penalties, including fines and discontinuation of, or restriction on, our operations. Any such disruption of our business operations may have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, actions by the PRC government, including the interpretation, re-interpretation and application of existing PRC laws, regulations and policies and promulgation of new laws, regulations or policies relating to the Internet industry, may create substantial uncertainties regarding the legality of existing and future foreign investments in the Internet industry in China. Any such actions may have a material adverse effect on our business, financial condition, results of operations and prospects. For example, in February 2016, the SAPPRFT promulgated the Administrative Measures on Online Publishing Services, which became effective on March 10, 2016. The definition of “online publication services” or “online publications” under the measures is very broad and the SAPPRFT has not provided any implementing rule or official interpretation as to the applicability of the measures. Therefore, it is uncertain whether these measures shall be applicable to a website such as Ku6.com that exclusively distributes audio/video content through the Internet. See Item 4.B. “Business Overview—Government Regulation—Regulations on Internet Publication.” We plan to apply for the required license. However, we cannot assure you that such application would be approved by the relevant governmental agencies in a timely manner or at all. If we fail to obtain the license, we may be subject to various administrative penalties, including fines and confiscation of our income or assets, and we may be forced to discontinue our business and our website may be blocked.

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

From March 2015, the PRC government started to require, to certain extent, real name registration for Internet services. According to the Provisions on Administration of Internet User Account Names promulgated by the National Internet Information Office in February 2015, the Internet information service providers shall, pursuant to the principle of “mandatory real name registration at the back-office end, and voluntary real name display at the front-office end,” require the Internet information service users to sign up accounts after passing real identity information authentication. See Item 4 .B. “Business Overview—Government Regulation—Regulations on Internet Privacy.” We currently do require real name registration by our users.

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

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on the effectiveness of such company’s internal control over financial reporting in its annual report. Our management concluded that our internal control over financial reporting was effective as of December 31, 2015, as reported under criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. However, as a non-accelerated filer, we are not required to provide an attestation on the effectiveness of our internal control by our independent registered public accounting firm under the Sarbanes-Oxley Act or the requirements of the SEC promulgated thereunder. We cannot assure you that we will be able to maintain the effectiveness of our internal control over financial reporting on a continuing basis in the future, or that our management’s assessment of the effectiveness of our internal control is accurate or will not be challenged. As effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent or detect fraud, any failure to maintain effective internal control over financial reporting could harm our business and result in a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

We believe that we were a passive foreign investment company (“PFIC”) for taxable years 2006, 2007, 2008 and 2009 and it was not clear whether we were a PFIC for taxable year 2011. Although we believe we were not a PFIC for taxable year 2015, we may be a PFIC for subsequent taxable years, which could result in adverse U.S. federal income tax consequences to U.S. investors.

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

Since PRC laws restrict foreign equity ownership in companies engaged in online video businesses in China, we rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders to operate our business in China. If we had direct ownership of Ku6 Information Technology, Tianjin Ku6 Zheng Yuan, Ku6 Cultural and Tianjin Ku6 Network, we would be able to: (i) exercise our rights as a shareholder to effect changes in the board of directors of these entities, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations, and (ii) derive economic benefits from the operations of these entities by causing them to declare and pay dividends. However, under the current contractual arrangements, we rely on our consolidated affiliated entities and their respective shareholders’ performance of their contractual obligations to exercise effective control. In general, neither our consolidated affiliated entities nor their respective shareholders may terminate the contracts prior to the expiration date. However, the shareholders of Ku6 Information Technology, Tianjin Ku6 Zheng Yuan, Ku6 Cultural or Tianjin Ku6 Network may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial terms expire. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entities. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business” below. Therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over these consolidated affiliated entities.

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

According to Circular 16, any expense paid by an enterprise to its overseas affiliated party, which fails to perform functions, bear risks or conduct substantial business activities, shall not be deducted in calculating corporate income tax. When an enterprise pays expenses to its overseas affiliated party for the services rendered thereby, such services shall help the enterprise gain directly or indirectly economic interests. The expenses paid by an enterprise to its overseas affiliated party for the following services shall not be deducted in calculating corporate income tax: (i) services irrelevant to the risks that the enterprise bears or businesses that the enterprise carries out, (ii) services such as control, management and supervision conducted by the affiliated party over the enterprise for the purpose of protecting the interests of direct or indirect investors in the enterprise, (iii) services rendered by the affiliated party that the enterprise has purchased or carried out by itself, (iv) specific services carried out by the affiliated party within the group specially for the enterprise, although the enterprise has gained extraneous earnings due to the affiliation to a group, (v) services that have been compensated in other affiliated transactions; and (vi) other services that cannot bring about direct or indirect economic interests to the enterprise. When an enterprise needs to pay royalties to its overseas affiliated party for using an intangible asset provided thereby, it shall determine the economic interests to which each affiliated party is entitled by taking into account the degree of contribution made by each affiliated party to the value of the intangible asset. If the royalties paid by the enterprise to the affiliated party, which only owns the legal ownership of the intangible asset but does not contribute to the value thereof, are not in compliance with the arm’s length principle, such royalties shall not be deducted in computing the corporate income tax payable by the enterprise. Where an enterprise establishes an overseas holding company or financing company for the purpose of financing for going public, the royalties paid to its overseas affiliated party for the carried interests generated from the activities of financing for going public, shall not be deducted in calculating corporate income tax.

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

Under PRC laws and regulations, our PRC subsidiaries and our consolidated affiliated entities may pay dividends only out of their retained earnings as determined in accordance with PRC accounting standards and regulations. There is no significant difference between retained earnings as determined in accordance with PRC accounting standards and in accordance with U.S. GAAP. In addition, our PRC subsidiaries and our consolidated affiliated entities are required to set aside at least 10% of their after-tax net income each year, if any, to fund certain statutory reserves, which are not distributable as cash dividends, until the aggregate amount of such funds reaches 50% of their respective registered capital. As of December 31, 2015, the registered capital was $11.7 million for Beijing WFOE, $60.0 million for Tianjin WFOE and $45.2 million for Tianjin KuSheng WFOE, respectively. As none of our PRC subsidiaries has made any profits to date, our PRC subsidiaries have not been subject to the statutory reserve fund requirements and have not set aside any money to fund the statutory reserve funds or staff welfare and bonus funds. Our PRC subsidiaries will not be able to pay dividends to us or our offshore subsidiaries until they generate accumulated profits and meet the requirements for statutory reserve funds. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are restricted in their ability to transfer a portion of their net assets to our company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $31.5 million as of December 31, 2015. In addition, our PRC subsidiaries and our consolidated affiliated entities may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These staff welfare and bonus funds are not distributable as cash dividends.

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

As of December 31, 2015, we had outstanding long-term, interest-free loans in an aggregate principal amount of RMB31 million ($4.8 million) to the shareholders of our consolidated affiliated entities to enable them to fund the initial capitalization and the subsequent financial requirements of our consolidated affiliated entities. Each of the loans to the shareholders of Ku6 Information Technology and Ku6 Cultural has an unspecified term and will be repayable upon demand. Each of the loans to the shareholders of Tianjin Ku6 Network has an initial term of 20 years expiring in December 2031, which can be extended upon written agreement. We may in the future make additional loans to the shareholders of our consolidated affiliated entities in China in connection with any increase in the capitalization or financial requirements of these entities to the extent necessary and permissible under applicable PRC laws and regulations. Our ability to collect these long-term loans will depend on the profitability and results of operations of these consolidated affiliated entities, which are uncertain.

The PRC Property Rights Law may affect the perfection of the pledge in our equity pledge agreements with our consolidated affiliated entities and their individual shareholders.

Under the equity pledge agreements among our PRC subsidiaries, certain of our consolidated affiliated entities and the shareholders of our consolidated affiliated entities, the shareholders of our consolidated affiliated entities have pledged all of their equity interests in these entities to our relevant subsidiaries by recording the pledge on the shareholder registers of the respective entities. According to the PRC Property Rights Law, a pledge is not valid unless it is registered with the relevant local administration for industry and commerce. The SAIC and its local branches have adopted registration procedures with respect to the registration of equity pledges according to the Property Rights Law. All of our consolidated affiliated entities have completed their registration of the applicable equity pledges under the PRC Property Rights Law and the registration procedures. However, our corporate structure may change from time to time, and the various equity pledge agreements may need to be frequently amended. For example, the shareholders of Tianjin Ku6 Network, Ku6 Cultural and Ku6 Information Technology changed in September 2015, February 2016 and December 2015, respectively, which required us to amend the registered equity pledges. We completed all amendments in March 2016. We cannot assure you, however, that our consolidated affiliated entities will be able to register the equity pledges or their amendments in the future. If they are unable to do so, the pledges may be unenforceable under the PRC Property Rights Law. Until such pledge interests are registered, they are not considered perfected under the PRC law. Consequently, if any individual shareholder of our consolidated affiliated entities breaches his or her obligations under the contractual arrangements with respect to these entities while the relevant equity pledges are not registered, there is a risk that our PRC subsidiaries may not be able to successfully enforce the equity pledges and would need to resort to legal proceedings to enforce their contractual rights.

Shanda Interactive will have substantial influence on the outcome of shareholder actions in our company that might not be beneficial to you as a holder of our ADSs.

As of March 31, 2016, Shanda Interactive beneficially held 3,334,694,602 ordinary shares, representing 69.9% of the voting power in our company. Such ownership interest held by Shanda Interactive gives them substantial influence on actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association, or the NASDAQ listing requirements, including the election and removal of members of our board of directors, mergers, consolidations and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under equity incentive plans and the issuance of significant amounts of our ordinary shares in private placements. Shanda Interactive may also approve a merger or consolidation of our company which may result in you receiving a stake (either in the form of shares, debt obligations or other securities) in the surviving or new consolidated company which may not operate our current business model and dissenter rights may not be available to you in such an event. Furthermore, the voting powers of Shanda Interactive may also prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price.

We may have conflicts of interest with Shanda Interactive or their respective affiliates, and we may not be able to resolve such conflicts on terms favorable to us.

As of March 31, 2016, Shanda Interactive beneficially held 3,334,694,602 ordinary shares, representing 69.9% of the voting power in our company. Conflicts of interest may arise between Shanda Interactive and us in a number of areas relating to our past and ongoing relationships. In addition to the conflicts of interests we have discussed in other risk factors, potential conflicts of interest that we have identified include the following:

•                  Our board members or executive officers may have conflicts of interest. Mr. Robert Chiu, who is our director, also serves as president of Shanda Interactive. These relationships could create perceived or actual conflicts of interest when these persons are faced with decisions with potentially different implications for Shanda Interactive and us.

•                  Business opportunities. Business opportunities may arise that we and Shanda Interactive find attractive, and which would complement our respective businesses. Due to the substantial influence of Shanda Interactive, we may not be able to pursue these business opportunities effectively if Shanda Interactive decides to take advantage of such opportunities.

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

On July 4, 2014, the PRC State Administration of Foreign Exchange, or the SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE in October 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity for the purpose of overseas investment and financing, with assets or equity interests of onshore companies or offshore assets or interests held by the PRC residents, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increases or decreases in capital contributed by PRC residents, transfers or exchanges of shares, mergers, divisions, or other material changes. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 by requiring PRC residents to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of a special purpose vehicle.

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

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may limit our ability to make loans or additional capital contributions to our PRC subsidiaries and consolidated affiliated entities.

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

In July 2014, SAFE issued the Circular on the Relevant Issues Concerning the Launch of Reforming Trial of the Administration Model of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises in Certain Regions, or Circular 36. Circular 36 suspends the application of Circular 142 in certain regions and allows a foreign-invested enterprise registered in these regions with equity investments as main business to use the Renminbi capital converted from foreign currency registered capital for equity investments within the PRC. On March 30, 2015, SAFE issued the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19. Circular 19 became effective and replaced Circular 142 and Circular 36 on June 1, 2015. Under Circular 19, a foreign-invested enterprise may also choose converting its registered capital from foreign currency to Renminbi on self-discretionary basis, but shall not use such converted registered capital to provide entrusted loans or repay loans between non-financial enterprises. A foreign-invested enterprise with equity investments as main business can use the Renminbi capital converted for equity investments within the PRC.

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

On February 15, 2012, SAFE issued the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, or Circular 7, which replaced the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of an Overseas Listed Company issued by SAFE on March 28, 2007. According to Circular 7, domestic individuals, which include PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year other than foreign diplomatic personnel and representatives of international organizations, are required to register with SAFE and complete certain other procedures if such individuals participate in an employee stock ownership plan or a stock option plan in a publicly listed overseas company. These participants should retain a PRC agent, which can be a subsidiary of the overseas listed company in China, to handle various foreign exchange matters associated with these plans. They must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options and their purchase and sale of stocks. The PRC agent of a PRC domestic individual participant must apply for the approval of an annual allowance if such participant needs to use funds in China in connection with the stock incentive plan. The PRC agent is also required to submit a filing form with respect to the stock incentive plan at the beginning of each quarter. The foreign exchange proceeds received by the PRC domestic individual participants from the sale of shares under the stock option plans granted by the overseas listed companies must be remitted into the bank accounts in China opened by their employers or PRC agents. We and our PRC domestic individual employees who have been granted share options will be subject to these rules. While we have completed the required registration of our 2010 Equity Compensation Plan, or the 2010 Plan, with the Tianjin Branch of SAFE in November 2012, we cannot assure you that all future participants, including domestic individual employees who will be granted options under our 2016 Equity Compensation Plan, or the 2016 Plan, will register with SAFE in a timely manner, or at all. Any failure to comply with such regulations may subject us and the participants of our equity compensation plans who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our personnel which is currently a significant component of the compensation of many of our PRC employees, as a result of which our business operations may be adversely affected.

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

In accordance with the EIT Law and its implementation rules, dividends which arise from profits of foreign invested enterprises earned after January 1, 2008 are subject to a 10% withholding tax. As of December 31, 2015, our PRC subsidiaries had no undistributed earnings available for distribution. In addition, our company does not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future and we intend to retain most of our available funds and any future earnings for use in the operation and expansion of our business in China. Accordingly, no provision has been made for the PRC dividend withholding taxes that would be payable upon distributions of dividends by our PRC subsidiaries to us. Any future dividends that our company receives from our PRC subsidiaries will be subject to PRC withholding tax.

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

Recent global market and economic conditions have been unprecedented and challenging and have caused persisting recession in most major economies in 2008 and 2009 and significant market volatility since 2010. Continued concerns about the systemic impact of a potentially long-term and widespread recession, energy costs, geopolitical issues and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected business and consumer confidence and contributed to volatility at unprecedented levels. The PRC economy also faces challenges. In 2014, China’s gross domestic product expanded by only 7.4%, which was its slowest rate in the past 20 years and below the PRC government’s growth target. In 2015, the GDP growth rate of the PRC further decreased to 6.9%, evidencing a further slowdown in the growth of the PRC economy. Since we derive substantially all of our revenues in China, any prolonged slowdown in the growth of the PRC economy could have a material adverse effect on our business, financial condition and results of operations. Disruptions of the financial markets could also significantly restrict our ability to obtain financing in the capital markets or from financial institutions.

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

An outbreak of pandemic avian influenza or other widespread public health problem, or a renewed outbreak of SARS in China, where most of our revenues are derived, and in Beijing, where our operations are headquartered, could have a negative effect on our operations. There have been recent reports of outbreaks of an avian flu caused by the H7N9 virus, including confirmed human cases, in China. In 2014, the outbreak of Ebola fever in West Africa received considerable worldwide media attention. Experts warn that China is at serious risk of Ebola because of the large numbers of travelers from Africa as well as poor hospital standards. Experts also warn that China is susceptible to the outbreak of the Middle East Respiratory Syndrome, or MERS, in South Korea in 2015 because of the frequent contact of Chinese citizens with people from South Korea and the Middle East.

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

Risks Related to Our ADSs

Due to our failure to meet NASDAQ’s continued listing standards, trading of our ADSs on NASDAQ Global Market may be suspended and our ADSs may be delisted from NASDAQ, which could have a material adverse effect on the liquidity of our ADSs.

Our ADSs are currently traded on the NASDAQ Global Market. The NASDAQ Stock Market LLC has requirements that a company must meet in order to remain listed on NASDAQ Global Market, including maintaining a minimum bid price of $1.0 per share of our ADSs, a minimum $50.0 million market value of our company, and a minimum $15.0 million market value of publicly listed shares. We have failed to meet these requirements since August 2015. In February 2016, after the expiry of the applicable grace periods, we received delisting determinations from NASDAQ that we had failed to comply with the above continued listing standards. On February 17, 2016, we filed an appeal to NASDAQ’s delisting determinations. A hearing was held on March 31, 2016 by the NASDAQ. We expect that NASDAQ’s hearing panel will render a decision shortly after the date of this annual report. If the hearing panel affirms the delisting determinations, trading of our ADSs on the NASDAQ Global Market will be suspended immediately. If this happens, the liquidity of our ADSs would be materially and adversely affected and the market price of our ADSs could decrease. We may further appeal the hearing panel’s decision. However, our efforts may not be successful and our ADSs could eventually be delisted from NASDAQ.

The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the ADSs when desired or at attractive prices.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. The sale price of our ADSs on the NASDAQ Global Market ranged from $0.54 to $1.60 per ADS in 2015 and the last reported sale price on April 12, 2016 was $0.99.

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

In May 2015, Shanda Media entered into a share purchase agreement with our then largest shareholder, Mr. Xu, to purchase 1,938,360,784 of our ordinary shares, amounting to approximately 40.7% of our issued and outstanding share capital. The aggregate consideration for these shares acquired by Shanda Media from Mr. Xu was the cancellation by Shanda Media of the promissory note issued by Mr. Xu to Shanda Media in the amount of $47,350,831.05 in the 2014 Share Transfer Transaction, and the discharge by Shanda Media of the pledge over all the ordinary shares beneficially owned by Mr. Xu. After the 2015 Share Transfer Transaction, Shanda Interactive, through Shanda Media, became our controlling shareholder.

In July 2015, we and two third parties established Beijing Modo, in which we held a 30% equity interest. Our equity contribution was made in the form of business skills and technical support provided to Beijing Modo. Through Beijing Modo, we launched a social platform named “Modo” that allows users to engage in real-time online group activities through voice, text and video. However, in January 2016, as a result of the adjustments to our business strategies, we transferred all our 30% equity interest in Beijing Modo to a third party for RMB3.0 million ($0.5 million).

On February 1, 2016, our board of directors received a preliminary non-binding proposal letter from Shanda Interactive, our controlling shareholder, to acquire the Company in a going-private transaction for $1.08 per ADS, or $0.0108 per ordinary share, in cash, subject to certain conditions. As of March 31, 2016, Shanda Interactive owned approximately 69.9% of our issued and outstanding shares. Our board of directors has formed a special committee of independent directors consisting of Mr. Qingmin Dai, Mr. Yong Gui and Ms. Jun Deng to evaluate and, if appropriate, negotiate the proposed going-private transaction and to consider other strategic options available to us. We entered into the definitive agreement and plan of merger on April 5, 2016 with entities wholly owned by Shanda Interactive with respect to this going-private transaction. Pursuant to the agreement, Shanda Interactive will acquire the shares of our company not already owned by the buyer for a purchase price of US$0.0108 per ordinary share and US$1.08 per ADS in cash. The transaction is subject to customary closing conditions, including approval by our shareholders. If completed, the going-private transaction will result in us becoming a privately-held company and our ADSs will no longer be listed on the NASDAQ. See Item 3.D. “Risk Factors—Risks Relating to Our Business and Our Industry—The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could adversely affect our business, results of operations and financial condition.”

In February 2016, we received determinations from NASDAQ that we had failed to comply with the continued listing standards of $50 million in market value of listed securities, $15 million in market value of publicly held shares, and $1 minimum bid price under the NASDAQ Listing Rules, which could ultimately lead to the delisting of our ADSs from NASDAQ. On February 17, 2016, we filed an appeal to such NASDAQ’s delisting determinations. A hearing was held on March 31, 2016 by the NASDAQ. See “Risk Factors—Risks Related to Our ADSs—Due to our failure to meet NASDAQ’s continued listing standards, trading of our ADSs on NASDAQ Global Market may be suspended and our ADSs may be delisted from NASDAQ, which could have a material adverse effect on the liquidity of our ADSs.”

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

Our online video business focuses on UGC and community-based content. We seek to be strategically focused on users’ experience and technology development. We provide a comprehensive selection of unique and differentiated UGC and, to a lesser extent, some professional-generated content and licensed content on our websites. Our broad selection of online video content includes news, comedies, Channel V music videos, games, micro movies, and sub-channels such as entertainment, sports, finance, fashion, technology, automobile, education and others. We provide traditional two-dimensional videos as well as virtual reality, or VR, contents. We also provide an online platform that allows users to share comments on videos, ensuring that our users enjoy a highly engaging and interactive experience on our websites. As of December 31, 2015, our content library had more than 292 million video clips. The volume of high-quality and differentiated content available on our website has allowed us to establish a valuable user base in China, consisting primarily of young urban educated users between the ages of 18 and 44, a particularly attractive demographic to advertisers.

Our marketing solutions present customers with a complete range of advertisement creation, matching, placement and presentation. Our online marketing services include in-video, display, sponsorship and other forms. Following the 2014 Share Transfer Transaction, we started to explore new revenue sources and business models. See Item 3.D. “Risk Factors—Our business models have experienced significant changes since April 2014, and we may not be able to improve our performance or generate sufficient revenues and operating cash flows with our new businesses.” Currently, we derive substantially all of our revenues from online advertising services, for which we collect service fees from advertisers through our advertising agencies.

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

In the fourth quarter of 2015, we included virtual reality as part of our development strategies, and launched several virtual reality communities on our website. For example, in January 2016, we entered into a strategic cooperation agreement with 720Yun.com, pursuant to which 720Yun.com agreed to provide three-dimensional panorama technology and contents to us in the form of video and picture, and to serve as technical support for our new virtual reality products. We expect to work together with 720Yun.com in exploring and developing potential business models relating to three-dimensional panorama contents, continue to drive visitors to our website and increase the proliferation of user-generated content and ultimately, generate higher revenues for us. We are also in discussions with other potential VR partners to obtain technology and content.

Mobile Platform

We significantly expanded our product portfolio for mobile platforms in 2013. Users can use their mobile phones to watch a large number of videos on ku6.com through compatible web browsers. For iPhones and Android devices, users may also install the mobile version of our Ku6 application, Ku6 Show, which allows them to view video clips on our website online and offline, and to shoot and upload video clips onto our website on the go. Our Channel V application caters to users with music videos. We have also cooperated with Shanda Innovations and developed a microfilm application, Micro Cool, which provides a mobile community platform for video sharing and focuses on short videos of not more than thirty seconds. Once installed, this application connects mobile devices to our mobile community platform and supports video shooting, editing, uploading and sharing. In 2013, we launched another mobile app, Duan Ku, which enables our users to create personalized videos using photos of their choices. Along with our virtual reality business strategies, we plan to upgrade our mobile version of Ku6 application, Ku6 Show, to roll out virtual reality playback capability to provide our users better viewing experience.

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

Previously, we purchased the licensing rights to some popular UGC and shared advertising revenues with individual users whose number of uploads exceed certain thresholds. We also had a revenue sharing program to reward users for contents they uploaded in order to encourage more users to upload UGC to our website. This program was suspended in April 2014 in connection with the change of our business models after the 2014 Share Transfer Transaction, and was resumed in March 2015. We plan to focus on this program in 2016 to improve the quality and quantity of our UGC, and to increase our revenues from higher user traffic. However, there is no guarantee that such measures will be successful. See Item 3.D. “Risk Factors—Risks Related to Our Business—If we fail to continue to provide attractive products and services, we may not be able to generate sufficient user traffic to remain competitive.”

Professional-generated Content

In addition to UGC, our content includes professional-generated content that we produce in-house from time to time, such as online talk shows, celebrity interviews and reality shows to our viewers. We select the types of content to be produced generally based on our assessment of users’ preferences and information gathered by us from analyzing user data collected through our video platform. We typically cooperate with third parties engaged in in-house production, taking advantage of talents of local production teams and their relatively low production costs. In 2013, we cooperated with a major TV station in China to jointly produce shows that could be aired on our website and TV simultaneously.

We plan to expand our professional-generated content to complement our UGC business and explore additional revenue sources. Recently, we focus on the automotive sector for our professional-generated content business. We have established relationships with advertisers to produce automotive-related videos. In addition to traditional online advertisements placed next to the video content on the relevant page, which generate advertising revenue based on page views, we use “embedded advertisements,” or product placements, featuring a product directly in a video, to generate additional revenues in the form of production fees.

Licensed Content

In June 2011, we ceased purchasing copyrights of movies and TV dramas from professional studios and their distributors. Previously purchased movies and TV drama will be shown on ku6.com through the end of their license periods. In January 2016, we entered into a strategic cooperation agreement with 720Yun.com, pursuant to which 720Yun.com agreed to provide three-dimensional panorama technology and contents to us in the form of video and picture, and to serve as technical support for our new virtual reality products. We also recently entered into an agreement with 520Korea Co., Ltd. to supply professional-generated content relating to Korean models and celebrities. We plan to expand this scope of cooperation to include additional content relating to television advertisements, through which products will be featured directly in a video.

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

Following the 2014 Share Transfer Transaction, we entered a transition period and started to explore new revenue sources and business models. See Item 3.D. “Risk Factors—Our business models have experienced significant changes since April 2014, and we may not be able to improve our performance or generate sufficient revenues and operating cash flows with our new businesses.” Currently, we derive substantially all of our revenues from online advertising services, for which we collect service fees from advertisers through our advertising agencies.

We currently generate substantially all of our revenues from online advertising through the arrangement with Huzhong. Pursuant to our agreement with Huzhong, as amended, Huzhong acts as our exclusive advertising agency for standard media resources and non-exclusive advertising agency for highly-interactive advertising resources. Under this agreement, we guarantee a certain amount of web traffic per day for webpages on which Huzhong posts advertisements, and in return, Huzhong guarantees to us a minimum amount of advertising revenues per day. If we fail to meet the web traffic target, the minimum amount guaranteed by Huzhong will be proportionally adjusted for the shortfall. Huzhong prepays 50% of the minimum guaranteed amounts within five business days prior to the beginning of each month and settles the balance within five business days after the end of each month. This advertising agency agreement with Huzhong will expire on December 31, 2017. In August 2015, we amended this agreement with Huzhong and raised the unit price for our advertising resources. We generated revenue of $2.8 million under our agreement with Huzhong from August 29, 2014 to December 31, 2014 and $9.5 million in 2015. We expect to continue to engage third party advertising agencies, such as Huzhong, for our advertising sales in the future. See Item 3.D. “Risk Factors—We rely on Huzhong for substantially all of our revenues. Failure to maintain our relationship with Huzhong may materially and adversely affect our financial condition, results of operations and prospects.”

Marketing Cooperation

Following the 2014 Share Transfer Transaction, we entered a transition period and started to explore new revenue sources and business models, including new revenue sharing arrangements with Qinhe, a company controlled by Mr. Xu, our then largest shareholder before the 2015 Share Transfer Transaction. See Item 3.D. “Risk Factors—Our business models have experienced significant changes since April 2014, and we may not be able to improve our performance or generate sufficient revenues and operating cash flows with our new businesses.”

In April 2014, we started to provide interactive entertainment marketing services to iSpeak, a social platform operated by Qinhe. Under our cooperation agreement with Qinhe, Qinhe will share a certain percentage of the revenues that it generates from the viewers who visit the iSpeak platform through advertisements on our website. In April 2014, we also started to provide game marketing services for Qinhe under a similar revenue sharing arrangement as the one for interactive entertainment marketing cooperation. In September 2014, we amended the interactive entertainment cooperation agreement with Qinhe. Pursuant to the amended agreement, Qinhe agreed to pay certain additional guaranteed revenue amounts from July 2014 to December 2014, and the term of this agreement was extended to December 31, 2015. Other terms of the original agreements, including the revenue sharing arrangement, remained the same. In March 2015, our game marketing cooperation agreement with Qinhe expired and our management decided not to renew this agreement. In March 2015, we further amended our interactive entertainment cooperation agreement with Qinhe. Pursuant to the further amended cooperation agreement, the revenue sharing arrangement in the original agreement will be reinstated without the additional guaranteed revenue amounts. In December 2015, this agreement expired and our management decided not to renew this agreement. We no longer engage in any similar arrangements with Qinhe or any other party related to Mr. Xu.

In July 2015, we and two third parties established Beijing Modo, in which we held a 30% equity interest. In January 2016, we disposed of our 30% equity interest in Beijing Modo. See Item 4.A. “History and Development of the Company.” From July 2015 to January 2016, we provided promotional marketing services to Beijing Modo in the form of referrals of viewers of our website to the “Modo” platform, which was operated by Beijing Modo. In return, Beijing Modo shared a portion of its net revenues (gross revenues less operating costs) generated from our video viewers who subscribed to Beijing Modo’s interactive entertainment services offered on the “Modo” platform and spend monies on the purchase of “virtual items.” After the disposal of our equity interest in Beijing Modo in January 2016, we no longer engage in any similar arrangements with Beijing Modo or any other party related to Beijing Modo.

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

Regulations on Value-Added Telecommunications Services

In September 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations, which was amended in July, 2014. The Telecom Regulations draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision services, or ICP services, is a subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

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

Ku6 Information Technology, as our ICP service operator, holds an ICP license issued by Beijing Telecommunications Administration Bureau, which will expire in November 2016. And the ICP license will be renewed three months before expiration according to regulation of Beijing Communications Administration.

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

In June 2015, MIIT further issued the Announcement on Lifting Restrictions on Foreign Equity Ratio in Online Data Processing and Transaction Processing Business (For-profit E-commerce), or the MIIT 196 Circular, which liberalize the foreign ownership restrictions in online data processing and transaction processing services (E-commerce) throughout nationwide. The MIIT 196 Circular also provides that except for the requirement for foreign ownership ratio, foreign-invested enterprises applying for the license for online data processing and transaction processing services shall still be subject to other licensing requirements and relevant approval procedures under the FITE Provisions.

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

Ku6 Information Technology, one of our consolidated affiliated entities, holds the licenses and permits necessary to conduct our online video, online advertising and related businesses in China. We currently operate our website through Ku6 Information Technology through a series of contractual arrangements. We believe that it would be impracticable for us to acquire any equity interest in Ku6 Information Technology without diverting management attention and resources. We believe that our contractual arrangements with Ku6 Information Technology and its respective individual shareholders provide us with sufficient and effective control over it. Accordingly, we currently do not plan to acquire any equity interest in Ku6 Information Technology. In addition, the related trademarks are owned by Beijing WFOE, one of our wholly owned PRC subsidiaries, and we may be required to transfer the related trademarks from Beijing WFOE to Ku6 Information Technology. These contractual arrangements may be subject to challenges by the PRC government authorities. See Item 3.D. “Risk Factors—Risks Related to Our Corporate Structure— If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet business, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and Item 3.D. “Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

In December 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008. Circular 56 reiterates the requirement set forth in the Audio/Video Broadcasting Rules that online audio/video service providers must obtain a license from the SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state controlled. According to relevant official answers to press questions published on the SARFT’s website in February 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. Such policies have been reflected in the Application Procedure for Audio/Video Program Transmission License. We have obtained an audio/video program transmission license in 2008, which was renewed in 2011 and 2015 respectively and will expire in February 2018.

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

We obtained an Internet audio/video program transmission license for our website www.ku6.com, the scope of which was subsequently expanded in August 2013 to cover multiple categories of audio/video services. It was renewed in 2012 and 2015 respectively, and the amended license is valid for three years from February 2015 to February 2018.

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

In September 2005, the SCIO and the MIIT jointly issued the Provisions on the Administration of Internet News Information Services. Under this regulation, Internet news information service providers must obtain an approval from the SCIO for the services, and such approval is subject to annual inspection. This regulation also provides that Internet news information service providers may not receive any foreign investment or establish any cooperative relationship with a foreign invested enterprise before the SCIO completes the security evaluation. We currently operate, in cooperation with some media companies and news agencies, a current events channel on our website, which includes audio/video contents relating to current topics and social events. The SCIO requires entities that offer Internet news services, such as us, to apply for and obtain an “Internet News Information Service Permit” from it. To our knowledge, in practice SCIO has not accepted any application for such permit in recent years. We will continue to closely monitor any development regarding this permit and will submit an application for it once SCIO starts to accept such applications. See Item 3.D. “Risk Factors—Risks Related to Our Business—Complexity, uncertainties and changes in government policies or regulations of Internet industry may have a material and adverse effect on our business, financial condition, results of operations and prospects.”

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

The Internet Publication Measures was replaced by the Administrative Measures on Online Publishing Services, or the Online Publishing Measures, which was jointly promulgated by the SAPPRFT and the MIIT in February 2016 and became effective on March 10, 2016. According to the Online Publishing Measures, the SAPPRFT is responsible for the prior approval, supervision and administration of the online publishing services in China and the MIIT, as the department in charge of the internet industry, is responsible for executing supervision and administration over the national online publishing services. Any entity or individual engaged in online publishing services must be approved by the SAPPRFT or its local counterparts and obtain an Online Publishing Service License, and such license shall be subject to annual inspection. In addition, the Online Publishing Service License prohibits foreign investors from engaging in online publishing services, and further requires that an online publishing services entity, which conducts any cooperation project regarding online publishing services with an FIE or an overseas entity or individual, shall report in advance to the SAPPRFT for approval. In contrast with the Internet Publication Measures, the Online Publishing Measures also imposes stricter qualifications for online publishing service providers to obtain the Online Publishing Service License.

Pursuant to the Online Publishing Measures, the term “online publishing service” refers to the provision of online publications to the public through information networks, and the “online publications” refer to digitized works with characteristics of publishing such as editing, production or processing that are provided to the public through information networks, which mainly include (i) original digitized works such as knowledgeable and thoughtful texts, pictures, maps, games, animation, audio and video readings in literature, art, science and other fields, (ii) digitized works whose contents are consistent with those in published books, newspaper, periodicals, audio and video products, and electronic publications, (iii) digitized works such as online literature databases formed by way of selecting, compiling or collecting the above works, or (iv) other types of digitized works identified by the SAPPRFT.

As the definition of “online publication services” or “online publications” under the Internet Publication Measures is very broad and the SAPPRFT has not provided any implementing rule or official interpretation as to the applicability of the Online Publishing Measures, it is uncertain whether these measures shall be applicable to a website such as Ku6.com that exclusively distributes audio/video content through the Internet.

We plan to apply for the license with respect to certain services provided by Ku6 Information Technology. However, we cannot assure you that such application would be approved by the relevant governmental agencies in a timely manner or at all. See Item 3.D. “Risk Factors—Risks Related to Our Business—Complexity, uncertainties and changes in government policies or regulations of Internet industry may have a material and adverse effect on our business, financial condition, results of operations and prospects.”

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

In October 1994, the Standing Committee of the National People’s Congress promulgated the Advertisement Law, which was amended in April 2015 and became effective from September 1, 2015. The amended Advertisement Law, for the first time, expressly provides that it shall apply to Internet advertisement activities.

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

Regulations on Internet Culture Activities

The Ministry of Culture promulgated the Amended Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which became effective as of April 1, 2011. The Internet Culture Measures require ICP service operators engaging in “Internet culture activities” to obtain a permit from the Ministry of Culture. The term “Internet culture activities” includes, among other things, online dissemination of Internet cultural products, such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons, and the production, reproduction, importation publication and broadcasting of Internet cultural products. We obtained the permit in June 2009, which was renewed in May 2012 and December 2015, respectively, and is valid through June 2018.

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

In October 2015, the Ministry of Culture promulgated the Notice on Further Strengthening and Improving the Content Review of Online Music. According to this notice, Internet culture operating entities shall submit its content administrative system, review procedure and work standards to the provincial culture administrative department where it locates for filing within a prescribed period.

To comply with these laws and regulations, our content examination team reviews the music videos on our website as well as certain other content and we have three employees who have obtained the applicable content review certificates.

Regulations on Producing Audio/Video Programs

In July 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria, including having a minimum registered capital of RMB3.0 million. We hold a permit for radio and television program production and operation with its scope to cover the production of animated programs, variety program and special features. This permit is valid through November 2017.

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

In September 2003, the NCAC promulgated the Measure for the Implementation of the Copyright Administrative Punishment, which was amended in May 2009. In August 2002, the State Council promulgated the Implementing Regulations of The Copy right Law of the PRC, which was amended in January 2013. Under these regulations, an ICP service operator that infringes upon a third party’s copyright may be subject to a fine of one to five times the unlawful income if such income exceeds RMB50,000, or up to RMB250,000 if such income is less than RMB50,000.

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

Trademark. The PRC Trademark Law, adopted in 1982 and revised respectively in 1993, 2001 and 2013, with its implementation rules adopted in August 2002 and amended in April 2014 protects registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for the record.

(“” and “酷6”) are registered trademarks in China. We have also applied to register additional trademarks.

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

In February 2015, the National Internet Information Office promulgated the Provisions on Administration of Internet User Account Names , which became effective on March 1, 2015. According to the Provisions, the Internet information service providers shall, pursuant to the principle of “mandatory real name registration at the back-office end, and voluntary real name display at the front-office end,” require the Internet information service users to sign up accounts after passing real identity information authentication. When signing up accounts, the Internet information service users shall enter into agreements with the Internet information service providers to undertake to abide by the seven bottom lines in terms of laws and regulations, which are the socialist system, national interests, citizens’ legitimate rights and interests, public order, social morality and the truthfulness of information. Where any Internet information service user falsifies information to get the account name registered or includes any illegal or unfavorable information in the head portrait, profile or any other registration information of the account, the Internet information service provider shall take measures such as issuing an notice to require such user to rectify within specified time limit, suspending the use of the account name by such user or deregistering the account of such user.

We currently do require real name registration by our users, which complies with relevant PRC laws and regulations.

In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law of the People’s Republic of China (the “Ninth Amendment”), which became effective on November 1, 2015. According to the Ninth Amendment, (i) any Internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (a) any dissemination of illegal information in large scale, (b) any severe effect due to the leakage of the client’s information, (c) any serious loss of criminal evidence, or (d) other severe situations; and (ii) any individual or entity that (a) sells or provides personal information to others in a way violating the applicable law, or (b) steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situations.

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

C.            Organizational Structure

We conduct our operations in China principally through contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities in the PRC, and their respective shareholders. We hold no ownership interest in any of our consolidated affiliated entities in China. Currently, our consolidated affiliated entities are owned, directly or indirectly, by certain individuals as follows:

•                  Ku6 Information Technology is 50% owned by Mr. Mingfeng Chen and 50% owned by Ms. Wenna Liu;

•                  Tianjin Ku6 Zheng Yuan, which is wholly owned by Ku6 Information Technology, is 50% owned by Mr. Mingfeng Chen and 50% owned by Ms. Wenna Liu ;

•                  Ku6 Cultural is 50% owned by Mr. Mingfeng Chen and 50% owned by Ms. Wenna Liu; and

•                  Tianjin Ku6 Network is 90% owned by Ms. Dongxu Wang and 10% owned by Mr. Mingfeng Chen.

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

The following diagram illustrates the corporate structure of our company, our subsidiaries, and our consolidated affiliated entities as of March 31, 2016:

D.            Property, Plant and Equipment

Our principal executive offices are located on premises with a gross floor area of approximately 1,990 square meters in Beijing. We also have branch and representative offices in Tianjin .

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

In March 2014, Mr. Xu entered into a share purchase agreement with our then controlling shareholder, Shanda Media, a wholly owned subsidiary of Shanda Interactive, to purchase 1,938,360,784 of our ordinary shares, amounting to approximately 41% of our issued and outstanding share capital. The 2014 Share Transfer Transaction was completed in April 2014, and the aggregate consideration for these ordinary shares was $47,350,831.05. Mr. Xu funded the purchase price through a loan from Shanda Media, which was secured by a charge of all of our ordinary shares beneficially owned by Mr. Xu.

In May 2015, Shanda Media entered into a share purchase agreement with Mr. Xu, our then controlling shareholder, to purchase 1,938,360,784 of our ordinary shares, amounting to approximately 40.7% of our issued and outstanding share capital. The aggregate consideration for these shares acquired by Shanda Media from Mr. Xu was the cancellation by Shanda Media of the promissory note issued by Mr. Xu to Shanda Media in the amount of $47,350,831.05 in the 2014 Share Transfer Transaction, and the discharge by Shanda Media of the pledge over all the ordinary shares beneficially owned by Mr. Xu. After the 2015 Share Transfer Transaction, Shanda Interactive, through Shanda Media, became our controlling shareholder again.

For the years ended December 31, 2013, 2014 and 2015, our revenues were $13.1 million, $8.6 million and $10.9 million, respectively, and our net loss was $34.4 million, $10.7 million and $2.1 million, respectively.

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

In addition, our business, financial condition and results of operations are affected by a number of company-specific factors including our ability to:

•                  maintain and expand our user base;

•                  cost-effectively obtain and produce popular video content, including VR content and professional-generated content;

•                  procure Internet bandwidth cost-effectively;

•                  provide effective online marketing services;

•                  control sales and marketing expenses; and

•                  maintain our brand and market position.

Furthermore, substantial doubt exists as to our ability to continue as a going concern. See Item 5.B. “Liquidity and Capital Resources—Liquidity and Going Concern,” Item 3.D. “Risk Factors—Risks Related to Our Business—There is substantial doubt as to our ability to continue as a going concern” and note 2 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

Description of Certain Statement of Operations Items

Net Revenues

In 2013, 2014 and 2015, we derived substantially all of our net revenues from online advertising services. Prior to April 2011, we derived these revenues primarily from various third-party advertising agencies. In April 2011, we entered into an advertising agency agreement with Old Shengyue, an affiliate then wholly owned by Shanda Interactive, pursuant to which Old Shengyue agreed to act as our exclusive advertising agency for our standard media resources and as our non-exclusive advertising agency for our highly interactive advertising resources. We relied on Old Shengyue as our primary advertising agency, which managed our sales to, and collected payments from, substantially all of our advertisers from April 2011 to March 2014. This agreement with Old Shengyue, as previously renewed, expired on March 31, 2014 and was not further renewed.

In April 2014, we entered into a new advertising agency agreement with New Shengyue, which was no longer owned by Shanda Interactive and had become an independent third party. In August 2014, we terminated this agreement with New Shengyue and entered into another new advertising agency agreement with Huzhong, an independent third party. Pursuant to our agreement with Huzhong, Huzhong acts as our exclusive advertising agency for standard media resources and non-exclusive advertising agency for highly-interactive advertising resources. Under this agreement, we guarantee a certain amount of web traffic per day for webpages on which Huzhong posts advertisements, and in return, Huzhong guarantees to us a minimum amount of advertising revenues per day. If we fail to meet the web traffic target, the minimum amount guaranteed by Huzhong will be proportionally adjusted for the shortfall. Huzhong prepays 50% of the minimum guaranteed amounts within five business days prior to the beginning of each month and settles the balance within five business days after the end of each month. In August 2015, we amended this agreement with Huzhong and raised the unit price for our advertising resources. Currently, we derive most of our net revenues from Huzhong. See “Risk Factor — Risks Related to Our Business — We rely on Huzhong for substantially all of our revenues. Failure to maintain our relationship with Huzhong may materially and adversely affect our financial condition, results of operations and prospects.”

For the years ended December 31, 2012, 2013, 2014 and 2015, we generated advertising revenues of $12.5 million, $12.4 million , $6.0 million and $9.9 million from advertising agencies in total.

In addition, in April 2014, as a result of our management’s review and adjustment of our business strategies after the 2014 Share Transfer Transaction, we started to explore new revenue models in cooperation with Qinhe, a company controlled by Mr. Xu, our then largest shareholder before the 2015 Share Transfer Transaction. See Item 7.B. “Related Party Transactions—Cooperation Agreements with Qinhe.” In April 2014, we started to provide interactive entertainment marketing services to iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. Under our cooperation agreement with Qinhe, which operates the iSpeak platform, Qinhe will share a certain percentage of the revenues that it generates from the viewers who visit the iSpeak platform through advertisements on our website. Users on the iSpeak platform may spend on virtual items during real-time video broadcasting, including gifts and avatars, and purchase other value-added services. In April 2014, we also started to provide game marketing services for Qinhe under a similar revenue sharing arrangement as the one for interactive entertainment marketing cooperation. The game marketing cooperation agreement and the interactive entertainment marketing cooperation agreement with Qinhe expired in March 2015 and December 2015, respectively, and we did not renew these agreements. We generated revenues of $1.6 million from Qinhe for the year ended December 31, 2014. No revenue was generated in 2015.

Although we are exploring new revenue sources and seeking to develop new VR business, there is no assurance that such sources will generate sufficient revenues and operating cash flows in the future. See Item 3.D. “Risk Factors—Risks Related to Our Business—Our business models have experienced significant changes since April 2014, and we may not be able to improve our performance or generate sufficient revenues and operating cash flows with our new businesses.”

Cost of Revenues

Our cost of revenues consists of Internet bandwidth costs, payroll costs associated with platform operation and content, depreciation expenses, User Generated Content costs, professional-generated content costs, and other costs. Our total cost of revenues amounted to $8.0 million for the year ended December 31, 2015.

	Year ended December 31,
	2013	2014	2015
	(in thousands of U.S. dollars)
Internet bandwidth costs	7,445	5,920	4,427
User Generated Content costs	1,340	336	24
Payroll costs	2,540	3,270	2,115
Depreciation of servers and other equipment	1,620	1,032	545
Professional-generated content costs	1,439	149	—
Other costs(1)	1,601	1,434	934
Total costs	15,985	12,141	8,045

(1)         Include primarily advertisement production costs, platform operation costs and outside service fees.

Internet bandwidth costs. Internet bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their Internet data centers. Bandwidth is a significant component of our cost of revenues and therefore an important factor affecting our profitability. The bandwidth costs as a percentage of our net revenues decreased from 69.0% for the year ended December 31, 2014 to 40% for the year ended December 31, 2015. In order to maintain our user community to support our new revenue models, we expect Internet bandwidth costs to remain relatively stable in the future.

User Generated Content costs, or UGC costs. User Generated Content costs are fees paid to users for videos they uploaded to our website. Our UGC costs decreased in 2014 as we suspended the revenue sharing program for UGC in May 2014. Following a resumption of the program in 2015, there were insignificant UGC costs in 2015. We expect our UGC costs to increase in 2016 as we plan to focus on this program in 2016 to improve the quality and quantity of our UGC. See Item 4.B. “Business Overview—Our Content—UGC (User-Generated Content).”

Payroll costs. Payroll costs consist of salaries and benefits for our platform operation and content personnel. The payroll costs decreased from $3.3 million for the year ended December 31, 2014 to $2.1 million for the year ended December 31, 2015. The decrease was primarily attributable to the decrease of headcount in 2015 as result of our headcount reduction plan conducted in mid-2014. We expect our payroll costs to remain relatively stable in 2016.

Depreciation of servers and other equipment. We include depreciation expense for servers and other equipment that are directly related to our business operations and technical support in our cost of revenues. Our depreciation expense decreased from $1.0 million in 2014 to $0.5 million in 2015 primarily due to the full depreciation of certain assets in 2014 and lower capital expenditures. We intend to engage cloud computing service providers and use their servers and other equipment instead of purchasing new servers and other equipment on a large scale. As a result, we expect our depreciation expense to generally remain stable or decrease in future periods.

Professional-generated content costs. Professional-generated content costs represent costs related to the production of our news, reports and interactive entertainment programs, but do not include any salaries and benefits paid to our employees. We did not have any significant professional-generated content in 2014 and 2015.

Operating Expenses

The following table sets forth certain historical consolidated operating expenses data, for the periods indicated:

	Year ended December 31,
	2013	2014	2015
	(in thousands of U.S. dollars)
Operating Expenses
Product development	3,496	1,385	—
Selling and marketing	1,797	942	1,805
General and administrative	8,089	7,088	3,223
Impairment of goodwill and intangible assets	27,226	—	—
Total operating expenses	40,608	9,415	5,028

Product Development Expenses. Product development expenses consist primarily of salaries and benefits for product development personnel, including share-based compensation costs. We did not incur any product development costs in 2015 as a result of the dissolution of our dedicated product development team. Relevant staff were reassigned to the specific business lines to increase accountability and provide incentives.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of sales and marketing personnel payroll compensation and related employee costs, advertising and market promotion expenses, and other overhead expenses incurred by our sales and marketing personnel.

General and Administrative Expenses. General and administrative expenses consist primarily of salary and benefits, including share-based compensation, for general management, finance and administrative personnel, bad debt provisions (reversals) , litigation accruals (and related reversals), depreciation, amortization of intangible assets and goodwill, professional service fees, office rental fees, and other expenses.

Impairment of Goodwill and Intangible assets. We recorded significant impairment charges of $6.2 million and $ 21.0 million for goodwill and for definite-lived intangible assets (mainly trademark), respectively, for the year ended December 31, 2013. See Item 5.A. “Operating Results—Critical Accounting Policies—Goodwill and Intangible Assets Impairment.”

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

Our online advertising services revenue is principally generated from fixed contracts with specific advertising agent customers serving as intermediaries between us and ultimate advertisers. We derived substantially all of our online advertising services revenue from such contracts in 2012 and 2013, and all of our online advertising services revenue from such contracts in 2014 and 2015. Under two previous agreements with Old Shengyue and New Shengyue, respectively, each of which served as our previous exclusive advertising agents for standard advertising resources and non-exclusive advertising agents for highly interactive advertising resources, and under our current arrangement with Huzhong, our exclusive advertising agent for standard advertising resources and non-exclusive advertising agent for highly interactive advertising resources, the relevant arrangements include guaranteed minimum advertising revenues and sharing of excess advertising revenues, as well as web traffic or video view targets to be met by us.

Under our previous agreement with Old Shengyue, which expired in March 2014, guaranteed minimum advertising revenues were not subject to downward adjustments. Under our previous agreement with New Shengyue, which was terminated in August 2014, guaranteed minimum advertising revenues were proportionally adjusted downward if there was a shortfall relative to web traffic or video view targets. Under these two agreements, excess advertising revenues were calculated after deducting commission fees earned by Old Shengyue and New Shengyue based upon increasing percentages for additional tiers or layers of revenues in excess of the guaranteed amount. There were no commission fees incurred for any historical periods, as we earned only the minimum guaranteed revenues in 2012, 2013 and 2014 under these arrangements. Under our current agreement with Huzhong, the guaranteed minimum daily advertising revenues are based upon the agreed daily web traffic targets, and revenues are proportionally adjusted downward or upward relative to the guaranteed minimums if web traffic falls short of or exceeds the agreed upon targets. In 2015, we exceeded such targets on certain occasions resulting in an insignificant additional amount of revenue. Unlike our previous agreements with Old Shengyue and New Shengyue, which provided for settlement of service fees in arrears, our current agreement with Huzhong provides for prepayment of 50% of the guaranteed amounts prior to the beginning of the month and settlement of the balance as determined between the parties at the end of the month. The prepayments are recorded as advances from customers until recognized as revenue. Guaranteed advertising revenues and any excess advertising revenues net of commission fees are recognized ratably over varying service periods as governed by the specific agreements, as we are able to timely obtain information to determine historical advertising revenues as a basis for preparing financial statements.

We report the revenue earned from both related and third party advertising agencies based on the net amount after considering the indicators to record revenue gross versus net set forth in ASC 605-45, “Principal Agent Considerations.” A principal factor considered is the fact that the advertising agents establish prices with ultimate end customers wishing to place advertisements, which we are not able to influence .

Promotional marketing services

We derived a portion of our revenue from Qinhe, a former related party, in exchange for interactive media and entertainment promotional advertising services provided to Qinhe.

We provided interactive entertainment marketing services to Qinhe from April 2014. In return , Qinhe shared a certain percentage of its revenues generated from our video viewers who visited its proprietary social media platform through advertisements on our website and spent monies with Qinhe. In September 2014, we amended the relevant agreement with respect to the interactive entertainment marketing services. Pursuant to the amended agreement, Qinhe agreed to pay, and paid, us additional guaranteed revenue amounts from July 2014 to December 2014 on a monthly basis in addition to the revenue sharing arrangement under the original agreement.

We also provided online game marketing services to Qinhe from April 2014 to March 2015. In return, we shared a portion of its profits that were generated from our video viewers who played Qinhe’s games after accessing them from advertisements on our website. Profits are calculated as revenues from the games operated by Qinhe, net of licensing fees payable to game developers.

Promotional marketing service revenues are recognized as services are delivered for interactive entertainment marketing and online games. Shortly after the end of each month, with sufficient frequency to enable timely preparation of financial statements, we received a statement from Qinhe detailing the amount of shared revenue for each type of services. Once amounts were reconciled to our records and agreed to, shared revenues were paid within 30 days. With respect to the additional guaranteed revenue amounts mentioned in the foregoing paragraph, such amounts were recognized on a monthly basis as they are not dependent on underlying video viewer referrals.

We report the revenue earned from Qinhe based on the net amount after considering the indicators to record revenue gross versus set forth in ASC 605-45, “Principal Agent Considerations.” A principal factor considered is the fact that Qinhe establishes all pricing to end customers and we are not responsible for providing the contents or services.

In July 2015, we and two third parties established Beijing Modo, in which we held a 30% equity interest. In January 2016, we disposed of our 30% equity interest in Beijing Modo. See Item 4.A. “History and Development of the Company.” From July 2015 to January 2016, we provided promotional marketing services to Beijing Modo and derived a portion of our revenues from such services. See Item 4.B “Business Overview—Marketing and Brand Promotion—Marketing Cooperation.” We received a statement proximate in a timely manner at the end of each month from Beijing Modo detailing the amount of shared revenue, which was recorded for the related period following reconciliation with our records and agreement of the amount. Shared revenues were paid within 30 days.

We report the revenue earned from Beijing Modo based on the net amount after considering the indicators to record revenue gross versus net set forth in ASC 605-45, “Principal Agent Considerations.” A principal factor considered is the fact that Beijing Modo establishes all pricing to end customers and we are not responsible for providing the content or services, but only for driving video viewer referrals to Beijing Modo.

Allowances for Doubtful Accounts

We determine the allowance for doubtful accounts when facts and circumstances indicate that receivables are unlikely to be collected by taking into account an aging analysis of receivable balances, historical bad debt records, repayment patterns in the prior year and other factors such as the policies of operators and financial condition of the customers. Our allowance for doubtful accounts principally relates to long-aged receivables relating to our business model prior to 2011 when Old Shengyue was appointed as our primary advertising agency. For further information, see note 17 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

During the years ended December 31, 2013, 2014 and 2015, we recorded benefits from the reversal of the allowance for doubtful accounts of $0.3 million, $0.1 million and nil, respectively, due to the collection of accounts receivable that were previously fully written down. As of December 31, 2015, the balance of our allowance for doubtful accounts was $0.4 million.

Goodwill and Long Lived Assets

We test goodwill for impairment by performing a two-step goodwill impairment test, which can be preceded by an optional qualitative assessment to determine if the two-step goodwill impairment test needs to be followed. The optional qualitative assessment relies upon qualitative factors to determine if it is “more likely than not” that the fair value of a reporting unit is less than the carrying value of the reporting unit. We do not apply the qualitative assessment and proceed directly to the two-step test. The first step compares the calculated fair value of a reporting unit to its carrying amount, including goodwill. If and only if the carrying amount of a reporting unit exceeds its fair value as per step one, the second step is executed to compare the implied fair value of the affected reporting unit’s goodwill to the carrying value of that goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill. When available, we use observable market data, including pricing on recent closed market transactions, to determine the fair value of our single reporting unit and compare that with the carrying amount of the reporting unit to assess any goodwill impairment. The fair value of our single reporting unit was determined based on our market capitalization as of the valuation date in 2012. When there is little or no observable market data, we measure the fair value of a reporting unit primarily using the income approach and using the market approach as a validation of the value derived from income approach. The market approach includes using financial metrics and ratios of comparable public companies. In 2013, we relied on the income approach to evaluate our goodwill. When goodwill is determined to be impaired, we use the income approach including discounted cash flow modeling and unobservable inputs including assumptions of projected revenue, expenses, capital spending and other costs, as well as a discount rate calculated based on the risk profile of the related industry to determine the amount of any impairment.

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

During the annual impairment test on December 31, 2013, we performed an impairment test relating to goodwill and intangible assets. The reporting unit for goodwill assessment was the same as the asset group for the assessment of intangible assets, of which the trademark is the primary asset. As a result of substantial uncertainties regarding our ability to generate revenue and operating cash flow prospectively, our management concluded that the carrying value of our goodwill and intangible assets was impaired. We recorded significant impairment charges of $6.2 million and $21.0 million for goodwill and for definite-lived intangible assets, respectively, for the year ended December 31, 2013, and the remaining carrying value of goodwill and intangible assets were reduced to nil as of December 31, 2013. See notes 5 and 7 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

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

We grant equity incentive awards to our employees. We recorded share-based compensation expense of $1.0 million, $0.6 million and $0.3 million in 2013, 2014 and 2015, respectively. The decrease in share based compensation in 2014 compared to 2013 was primarily attributable to the reduction in number of employees in 2014. The decrease in share based compensation in 2015 compared to 2014 was primarily attributable to the reduction in number of employees in 2015. Our share-based compensation expenses are included in our operating expenses as well as cost of revenue.

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

Accounting Standards Codification Topic 740-10-25 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We do not have any liabilities for unrecognized tax benefits as of December 31, 2013, 2014 and 2015. Were we to have such liabilities, interest and penalties would be recognized as a component of tax expense.

Contingencies

We are subject to contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters in the normal course of our business. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated by us. As of December 31, 2015, we had estimated and accrued $1.0 million for liabilities arising from alleged copyright infringements, which reflected a reduction of $0.7 million from the prior year, primarily attributable to payments in the amount of $0.1 million and an accrual reversal, which was recorded as a credit to general and administrative expenses, in the amount of $0.6 million. The accrual is based on judgments rendered by courts and out-of-court settlements with respect to alleged copyright infringement arising before December 31, 2015 relating to videos uploaded to our website. The accrual is based upon management’s best estimation according to the historical actual compensation amount per video for similar legal actions and advice from PRC counsel. The accrual also takes into account the time it takes to file a claim related to alleged infringement, which in some cases may occur more than a year after the underlying event. Furthermore, while claims for alleged infringement may be term limited in certain cases, parties alleging infringement may be able to renew their claims by re-filing them upon expiry, leading to continuation of the claim resolution process. We are in the process of appealing certain judgments for which the loss has been accrued. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in our business practices, which could impact our future financial results.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2013, 2014 and 2015 should be read in conjunction with our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Revenues. Net revenues increased by 27% to $10.9 million in 2015 from $8.6 million in 2014. This increase was primarily due to an increase in billable advertising volume and unit price in 2015. Revenues from our advertising services increased to $9.9 million in 2015 from $6.0 million in 2014, which was primarily attributable to the growth of revenue from Huzhong, an independent third party. Huzhong gradually became our primary revenue sources after the 2014 Share Transfer Transaction.

Related party revenue decreased by 97% to $0.11 million in 2015 from $4.32 million in 2014, which resulted primarily from our efforts to operate independently after the 2014 Share Transfer Transaction. In March 2014, our previous agreement with Old Shengyue expired and was not renewed, and the replacement revenue from Qinhe after the 2014 Share Transfer Transaction was lower than the revenue generated from Old Shengyue. In addition, our game marketing cooperation agreement and interactive entertainment marketing agreement with Qinhe also expired in March 2015 and December 2015, respectively, and were not renewed after the 2015 Share Transfer Transaction.

Cost of Revenues. Cost of revenues decreased by 33.7% to $8.0 million in 2015 from $12.1 million in 2014. This decrease was mainly attributable to (a) a decrease in bandwidth costs by $1.5 million as the Company further improved bandwidth efficiency in 2015; (b) a decrease in content costs of $0.3 million; and (c) a decrease in staff costs by $1.1 million as a result of headcount reductions in 2014.

Gross Profit/Loss. As a result of the foregoing, our gross profit in 2015 was $2.9 million, as compared to a gross loss of $3.6 million in 2014.

Operating Expenses. Operating expenses decreased significantly to $5.0 million in 2015 from $9.4 million in 2014, primarily due to:

•                  Product Development Expenses. Product development expenses were nil in 2015 as compared to $1.4 million in 2014. We did not incur any product development costs in 2015 as a result of the dissolution of our dedicated product development team. Relevant staff were reassigned to the specific business lines to increase accountability and provide incentives.

•                  Selling and Marketing Expenses. Selling and marketing expenses increased by 91.6% to $1.8 million in 2015 from $0.9 million in 2014. This increase was primarily attributable to the significant increase in the sale of online advertising services, which is in line with an increase in our revenue.

•                  General and Administrative Expenses. General and administrative expenses decreased from $7.1 million in 2014 to $3.2 million in 2015. This decrease was primarily attributable to (a) a decrease in staff costs by $2.6 million as a result of headcount reductions in 2014; (b) a decrease of office rental expenses by $0.5 million as we reduced office space since the second quarter of 2015, and (c) bad debt expenses of $1.0 million incurred in 2014 compared to nil in 2015.

Operating Loss. As a result of the foregoing, operating loss decreased significantly from $13.0 million in 2014 to $2.2 million in 2015.

Interest Income. Interest income increased to $0.2 million in 2015 from nil in 2014. This was primarily due to an increase in our average cash balance in 2015.

Interest Expense. Interest expense was $0.3 million in 2015, which related to the shareholder loan previously provided by Mr. Xu, which was subsequently assigned to Shanda Interactive. See Item 7.B. “Related Party Transactions.”

Other Income, Net. Other income decreased to $0.2 million in 2015 from $0.7 million in 2014, primarily due to a decrease in non-operating gains and absence of government subsidy in 2015.

Gain from disposal of equity interest in affiliate. In June 2014, we disposed of our 10% equity interest in Bale to a third party for consideration of RMB9.0 million ($1.5 million). A net $1.5 million (RMB9.0 million) gain from the disposal of our equity interest in Bale was realized. We did not have such gains in 2015.

Income Tax Benefit. We had no income tax benefit in 2015 and 2014.

Net Loss. As a result of the foregoing, net loss decreased significantly from $10.7 million in 2014 to $2.1 million in 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues. Net revenues decreased by 34.4% to $8.6 million in 2014 from $13.1 million in 2013. This decrease was primarily due to the transition of our business models after the 2014 Share Transfer Transaction. We had unsatisfactory cooperation with our former advertising agency New Shengyue from April 2014 to August 2014. As a result, we terminated our agreement with New Shengyue and engaged Huzhong in August 2014. Revenues from our advertising services decreased to $6.0 million in 2014 from $12.4 million in 2013. Our cooperation with Qinhe was also new, and we generated revenues of $1.6 million from Qinhe in 2014.

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

B.                                    Liquidity and Capital Resources

Liquidity and Going Concern

The audited consolidated financial statements included in this annual report on Form 20-F were prepared on the basis of a going concern which contemplates that we will be able to realize assets and discharge liabilities in the normal course of business. However, we have incurred significant net losses and negative cash flows from operations in recent years. For the years ended December 31, 2013, 2014 and 2015, our net loss was $34.4 million, $10.7 million and $2.1 million, respectively. As of December 31, 2015, we had cash and cash equivalents of $7.7 million, accumulated deficit of $189.0 million and working capital deficit of $6.0 million. For the year ended December 31, 2015, our net operating cash outflow was $1.5 million and our principal sources of liquidity were advertising revenue and our shareholder loan.

After the 2014 Share Transfer Transaction, we entered a transition period and started to explore new revenue sources. There is no assurance that they will generate sufficient revenues and operating cash flows in the future. See Item 3.D. “Risk Factors—Risks Related to Our Business,” including, but not limited to the following risk factors: “We rely on Huzhong for substantially all of our revenues. Failure to maintain our relationship with Huzhong may materially and adversely affect our financial condition, results of operations and prospects,” and “Our business models have experienced significant changes since April 2014, and we may not be able to improve our performance or generate sufficient revenues and operating cash flows with our new businesses.”

In order to reduce operating cash outflows, we executed a plan to reduce our headcount by approximately 40% in various departments in 2014. See Item 6.D. “Employees.” We have also taken other cost reduction measures, including improving the efficiency of our CDN network to reduce infrastructure costs, as well as reducing our content acquisition costs.

Based on our current cash flow projections, we expect that cash inflows from operating activities, together with our current cash balances, may not be sufficient to satisfy our cash requirements in the near term. See Item 3.D. “Risk Factors—Risks Related to Our Business—We require a significant amount of cash to fund our operations. We cannot assure you that we can meet our working capital requirements or other capital needs through improved operating results.” As a result, we may need to seek additional revenue sources and additional financing in the near future to fund our daily operations. In connection with the 2014 Share Transfer Transaction, Shanda Interactive, through its affiliate, provided additional capital of RMB20.0 million ($3.2 million) to us in April 2014. In connection with the capital injection in April 2014, certain existing related party receivables due from an affiliate of Shanda Interactive in the amount of $1.2 million were waived by us, and we received a net amount of $2.0 million in cash from Shanda Interactive in April 2014. Subsequent to the 2014 Share Transfer Transaction, Shanda Interactive provided additional capital of RMB21.4 million ($3.4 million) to us in May 2014. In connection with the capital injection in May 2014, certain existing related party payables to companies controlled by Shanda Interactive , amounting to RMB5.3 million ($0.8 million), were waived, and we received a net amount of RMB16.1 million ($2.6 million) in cash from Shanda Interactive in May 2014. These capital contributions have not fully alleviated the pressure on our working capital and liquid resources. In March 2015, we received a loan of RMB30.0 million ($4.6 million) from Mr. Xu, our then largest shareholder, with a one-year term bearing interest at 6.5% per annum. On May 12, 2015, Mr. Xu transferred all of the rights and obligations relating to the loan to Shanda Computer in exchange for a payment of RMB30.3 million ($4.7 million), making Shanda Computer the counterparty to the related party loan. The term of and rate associated with the loan were not changed. On January 8, 2016, we repaid RMB1.95 million to Shanda Computer, and on March 2, 2016, we entered into a loan agreement in respect of the same loan with Shanda Computer, pursuant to which Shanda Computer agreed to extend the maturity date of the loan to September 3, 2016. There is still considerable uncertainty as to if and when any other financings will occur on terms acceptable to us or at all. See Item 3.D. “Risk Factors—Risks Related to Our Business—We cannot assure you that we can meet our working capital requirements or other capital needs through additional financings in amounts or on terms acceptable to us, or at all.”

For the foregoing reasons, substantial doubt exists as to our ability to continue as a going concern. The audited consolidated financial statements included in this annual report on Form 20-F do not include any adjustments that might result from the outcome of these uncertainties. See Note 2 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

Cash Flows

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	Year Ended December 31,
	2013	2014	2015
	(in thousands of U.S. dollars)
Net cash used in operating activities	(11,524)	(5,209)	(1,522)
Net cash provided by investing activities	3,441	1,743	46
Net cash provided by (used in) financing activities	(3,316)	6,186	4,762
Effect of exchange rate changes on cash and cash equivalents	(1)	(10)	32
Net increase ( decrease ) in cash and cash equivalents	(11,400)	2,710	3,318
Cash and cash equivalents, beginning of year	13,071	1,671	4,380
Cash and cash equivalents, end of year	1,671	4,380	7,698

Operating Activities

Our net cash used in operating activities in 2015 was $1.5 million. This was primarily attributable to (i) our net loss of $2.1 million, (ii) a decrease of accrued expenses and other current liabilities of $0.3 million, (iii) a decrease of accounts payable of $0.2 million, (iv) $0.1 million gain on disposal of property and equipment and (v) $0.3 million in exchange gains, which were offset by (i) an increase of $0.5 million in amounts due to related parties, (ii) a decrease of deposits and other non-current assets of $0.3 million, (iii) $0.5 million in depreciation and amortization, and (iv) $0.3 million in share-based compensation.

Our net cash used in operating activities in 2014 was $ 5.2 million. This was primarily attributable to (i) our net loss of $10.7 million, (ii) a gain from disposal of an equity interest in an affiliate of $1.5 million, (iii) a decrease of accrued expenses and other current liabilities of $1.2 million, (iv) an increase in accounts receivable of $1.0 million and (v) a decrease of accounts payable of $0.7 million, which were offset by (i) a decrease of $6.6 million in amounts due from related parties resulting from the receipt of receivables related to advertising revenues from Old Shengyue in 2014, (ii) $1.0 million in depreciation and amortization, (iii) $1.0 million in bad debt provision, (iv) an increase in amount due to related parties of $0.8 million and (v) $0.6 million in share-based compensation.

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

Investing Activities

Our net cash provided by investing activities was $0.05 million in 2015. This was primarily attributable to (i) proceeds of $0.1 million from the disposal of fixed assets, and (ii) $0.05 million in cash paid for our investment in Beijing Modo, which was funded by one of the co-investors in Beijing Modo.

Our net cash provided by investing activities was $ 1.7 million in 2014. This was primarily attributable to (i) proceeds of $1.5 million from the disposal of a 10% equity interest in Bale, (ii) the repayment by a company controlled by Shanda Interactive of an interest-bearing loan of $0.5 million, and (iii) expenditures for property and equipment of $0.2 million.

Our net cash provided by investing activities was $3.4 million in 2013. This was primarily attributable to (i) the repayment by Shanda Games Limited of an interest-bearing loan of $3.3 million in 2013, and (ii) the proceeds of $0.2 million from disposal of property and equipment.

Financing Activities

Our net cash provided by financing activities was $4.8 million in 2015. This mainly consisted of $4.6 million in proceeds from a shareholder loan received in March 2015.

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

In addition, under PRC laws and regulations, our PRC subsidiaries and our consolidated affiliated entities may pay dividends only out of their retained earnings as determined in accordance with PRC accounting standards and regulations. There is no significant difference between retained earnings as determined in accordance with PRC accounting standards and in accordance with U.S. GAAP. In addition, our PRC subsidiaries and our consolidated affiliated entities are required to set aside at least 10% of their after-tax net income each year, if any, to fund certain statutory reserves, which are not distributable as cash dividends, until the aggregate amount of such funds reaches 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are restricted in their ability to transfer a portion of their net assets to our company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $31.5 million as of December 31, 2015. In addition, our PRC subsidiaries and our consolidated affiliated entities may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These staff welfare and bonus funds are not distributable as cash dividends. See note 21 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F and Item 3.D. “Risk Factors—Risks Related to Our Corporate Structure—We rely on our PRC subsidiaries and our consolidated affiliated entities to fund our cash and financing requirements. Any limitation on the ability of our PRC subsidiaries and our consolidated affiliated entities to transfer funds to us could have a material adverse effect on our ability to grow or otherwise fund our cash and financing requirements.”

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

C.            Research and Development, Patents and Licenses

See Item 4.B. “Business Overview—Technology and Infrastructure” and “—Intellectual Property.”

Our research and development expenditures were $3.5 million, $1.4 million and nil in 2013, 2014 and 2015, respectively.

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2015 to December 31, 2015, or thereafter, that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.             Contractual Obligations

The following table sets forth certain information with respect to our contractual obligations as of December 31, 2015:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	>3 years
	(in thousands of U.S. dollars)
Operating lease commitments	3,957	3,645	312	—
Related party loan	4,631	4,631	—	—
Service obligation to related party affiliate	185	25	56	105

We did not have any long-term debt obligations as of December 31, 2015.

Item 6.         Directors, Senior Management and Employees

A.            Directors and Senior Management

The names of our current directors and executive officers, their ages as of March 31, 2016, and the principal positions with us held by them are as follows:

Name	Age	Position
Feng Gao (1)(2)	51	Chairman of the Board of Directors , Chief Executive Officer
Robert Chiu (1)(2)	46	Director
Mingfeng Chen (1) (2)	37	Director
Jason (Zhensong) Ma	45	Director and Acting Chief Financial Officer
Qingmin Dai (3)	47	Independent Director
Yong Gui (3)	42	Independent Director
Jun Deng (3)	45	Independent Director

(1)         Member of the compensation and leadership development committee.

(2)         Member of the corporate development and finance committee.

(3)         Member of the audit committee.

Biographical Information

Feng Gao. Mr. Gao has served as the chairman of our board of directors since May 2015 and as our president since December 2014, and acted as our senior vice president of strategic cooperation and the senior vice president of business development since September 2011. From 2005 to 2011, Mr. Gao served as industry cooperation director of Shanda Online and Shanda Computer, assistant president in Hurray! Holding and chief executive officer in Beijing Sun Shine Culture Communication Co., Ltd. since he joined Shanda Group in 2005. Prior to that, Mr. Gao served at Novell, a U.S.-based company, as its China pre-sale engineer, China product marketing manager, China channel marketing manager and partner manager of the Asia Pacific region. Mr. Gao was an engineer in the Chinese Academy of Sciences in the early years. Mr. Gao received a bachelor’s degree in computer science from Beijing Computer College.

Robert Chiu. Mr. Chiu has served on our board of directors since June 2013. Mr. Chiu joined Shanda Group in 2012 and is the president of Shanda Group. He was also the chairman and chief executive officer of Cloudary Corporation. Prior to joining Shanda, Mr. Chiu held a number of senior positions at Bank of America Merrill Lynch, including serving as a managing director and the head of Asia Pacific Technology, Media and Telecom Investment Banking team and as the chairman of Merrill Lynch Capital Markets (Taiwan) Limited. Before joining Merrill Lynch, Mr. Chiu worked at Morgan Stanley and Goldman Sachs in their New York, Menlo Park and Hong Kong offices. Mr. Chiu currently also serves as vice chairman of the Copyright Society of China. Mr. Chiu graduated with a master of management degree from the Kellogg Graduate School of Management, Northwestern University, with a Fulbright Scholarship in 1998.

Mingfeng Chen. Mr. Chen has served on our board of directors since June 2015. He also has served as a partner of Shanda Capital since 2014. Prior to that, Mr. Chen served as the vice president of Cloudary Corporation from 2010 to 2014 and as an associate director in the legal department of Shanda Interactive from 2003 to 2010. Prior to joining Shanda Interactive, Mr. Chen worked in the legal department of Lifan Industry (Group) for approximately two years. Mr. Chen holds a bachelor’s degree in law from Southwest University of Political Science & Law.

Jason (Zhensong) Ma. Mr. Ma has served as our director and acting chief financial officer since May 2015. He has also served as the director of internal audit of Shanda Interactive since 2007. Prior to that, Mr. Ma served as the internal control director at APP CHINA and Sinar Mas Group from 2006 to 2007 and as the finance director of Shanghai Jiahai Investment from 2002 to 2006. Mr. Ma was a certified public accountant at Zhengdexin CPA Firm from 1996 to 2002. Mr. Ma has also been a certified public accountant and a certified internal auditor since 2005. Mr. Ma received a bachelor’s degree in mathematics from Northwest Institute for Nationalities.

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

Yong Gui. Mr. Gui has served on our board of directors since December 2014. He is a deputy dean, professor and Ph.D. supervisor at Fudan University’s Department of Sociology. He also serves in various managerial and academic roles including council member, deputy director of the “Economic Sociology Special Committee,” council member of “Social Network and Social Capital Special Committee” of China Sociological Association and vice general secretary of Shanghai Sociology Association. Mr. Gui received his bachelor’s and master’s degree in sociology and a doctoral degree in economics from Fudan University.

Jun Deng. Ms. Deng has served on our board of directors since September 2015. She was a founder of CEEP (Beijing) Investment Co., Ltd. and has served as its legal director and executive director since 2012. Prior to that, Ms. Deng practiced law at Beijing Dadu Law Firm from 2000 to 2003, at Mishcon de Reya from 2004 to 2005, and at Beijing Dacheng Law Firm from 2006 to 2011. Ms. Deng worked at the Research and Development Center for SourthWest Securities from 1997 to 2000 as an analyst covering pharmaceutical industry and health care sector. Ms. Deng received a master of business administration degree from Oxford University in 2004, a master’s degree in law from Peking (Beijing) University in 2003 and a bachelor’s degree from Beijing Medical University (Peking University Health Science Centre) in 1996.

Terms of Directors and Executive Officers

Each of our directors shall be re-elected annually by our shareholders at a general meeting and shall serve until his/her successor is duly elected and qualified, or until his/her earlier removal, or earlier vacation of office. Our executive officers are appointed by and serve at the discretion of our board of directors.

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

B.            Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2015, we paid aggregate compensation of $0.47 million to our officers, including our former chief financial officer, Mr. Frank Feng, and our former chief executive officer, Mr. Xu. For the year ended December 31, 2015, we did not grant any options to our directors and officers under our 2010 Equity Compensation Plan. We only paid our independent directors for board services rendered. We also maintain director and executive officer insurance for our directors and executive officers.

Summary of Stock Plans

2010 Equity Compensation Plan and 2016 Equity Compensation Plan

Our board of directors adopted the 2010 Equity Compensation Plan, or the 2010 Plan, which became effective in December 2010. A total of 698,381,300 ordinary shares of our company were reserved for issuance under the 2010 Plan. In March 2016, our board of directors adopted the 2016 Equity Compensation Plan, or the 2016 Plan, which became effective in March 2016, and terminated the 2010 Plan. A total of 200,000,000 ordinary shares of our company are reserved for issuance under the 2016 Plan.

A general description of the terms of the 2010 Plan and the 2016 Plan is set forth below:

Plan Administration. Our board of directors or one or more committees appointed by our board acts as the administrator of the 2010 Plan and the 2016 Plan.

Types of Awards. The principal features of the various awards that may be granted under the 2010 Plan and the 2016 Plan are as follows:

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

Award Document. Awards granted under the 2010 Plan and the 2016 Plan are evidenced by an award document that sets forth the terms and conditions applicable to each of these awards, as determined by the administrator in its sole discretion.

Termination of the 2010 Plan. The 2010 Plan was terminated in March 2016 and was replaced by the 2016 Plan. Our board of directors may amend, suspend or terminate the 2016 Plan at any time, provided, however, that our board of directors must first seek the approval of the participants of the 2016 Plan if such amendment, suspension or termination would materially adversely affect the rights of participants with respect to any of their existing awards.

The table below sets forth the options and restricted shares that had been granted to our directors and executive officers pursuant to the 2010 Plan and the 2016 Plan as of March 31, 2016.

Name	Number of Ordinary Shares to be Issued Upon Exercise of Options / Number of Restricted Shares	Exercise Price per Ordinary Share	Date of Grant	Date of Expiration
($)
Jason (Zhensong) Ma	*	—	January 1, 2016	January 1, 2018
	*	—	March 17, 2016	March 17, 2018
Mingfeng Chen	—	—	—	—
Jun Deng	—	—	—	—
Robert Chiu	*	0.0097	November 5, 2012	November 5, 2018
Qingmin Dai	—	—	—	—
Yong Gui	—	—	—	—
Feng Gao	*	0.0188	October 14, 2011	October 14,2017
	*	0.0103	May 7, 2013	May 7, 2019
	*	—	January 1, 2016	January 1, 2018
	*	—	March 17, 2016	March 17, 2018
Frank Feng(1)	—	—	—	—
Haifa Zhu(2)	—	—	—	—
Xudong Xu(3)	—	—	—	—
Songhua Zhang(4)	—	—	—	—
Jiangtao Li(5)	—	—	—	—

*                 Upon exercise of all vested options, this person would beneficially own less than 1% of our outstanding ordinary shares as of March 31, 2016.

(1)         Frank Feng resigned as our chief financial officer in February 2015.

(2)         Haifa Zhu ceased to be our director in June 2015.

(3)         Mr. Xu ceased to be our chairman and chief executive officer in May 2015.

(4)         Songhua Zhang ceased to be our director in September 2015.

(5)         Jiangtao Li ceased to be our director in May 2015.

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

The members of the audit committees are Qingmin Dai, Yong Gui and Jun Deng, all of whom satisfy the “independence” requirements of the NASDAQ Stock Market Rules and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. In addition, our board of directors has determined that Qingmin Dai qualifies as an audit committee financial expert under the applicable SEC rules and as a financially sophisticated audit committee member under Rule 5605(c)(2)(A) of the NASDAQ Stock Market Rules. The audit committee will be responsible for, among other things, overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relating to the adequacy of our internal accounting controls, and overseeing the performance of our internal audit function.

The members of the compensation and leadership development committee are Feng Gao, Robert Chiu and Mingfeng Chen. The compensation and leadership development committee is responsible for, among other things, reviewing and making recommendations to our board of directors regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors, and identifying potential candidates for, and selecting members of our senior management team.

The members of the corporate development and finance committee are Feng Gao, Robert Chiu and Mingfeng Chen. The corporate development and finance committee is responsible for, among other things, reviewing and approving any proposed issues of debt including public and private debt, credit facilities with banks and others, and other credit arrangements such as capital and operating leases, and reviewing and approving any contract between us and our affiliates.

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

D.            Employees

As of December 31, 2013, 2014 and 2015, we had 212, 78 and 79 full-time employees, respectively. None of our personnel are represented under collective bargaining agreements. In order to reduce operating cash outflows, we executed a plan to reduce our headcount by approximately 40% in various departments in 2014.

E.            Share Ownership

The following table sets forth certain information known to us with respect to the beneficial ownership of our ordinary shares as of March 31, 2016 by:

•                  all persons who are beneficial owners of five percent or more of our ordinary shares; and

•                  our executive officers and directors.

Percentage of beneficial ownership is based on 4,771,610,860 ordinary shares outstanding as of December 31, 2015. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares power to direct the voting or the disposition of the security or to receive the economic benefit of ownership of the security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. These securities, however, are not included in the computation of the percentage ownership of any other person. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. Unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

	Shares Beneficially Owned
Name	Number	Percentage
5% or More Beneficial Owner
Tianqiao Chen (1)	2,334,286,221	48.9%
Shanda Media Limited (1)	2,334,286,221	48.9%
Premium Lead Company Limited (1)	3,334,694,602	69.9%
Shanda Interactive Entertainment Limited (1)	3,334,694,602	69.9%
Shanda Investment Holdings Limited (1)	3,334,694,602	69.9%
Shanda Pictures Corporation (1)	3,334,694,602	69.9%
Shanda Media Group Limited (1)	3,334,694,602	69.9%

Executive Officers and Directors
Feng Gao	*	*
Jason Ma	*	*
Robert Chiu	*	*
Mingfeng Chen	—	—
Qingmin Dai	—	—
Yong Gui	—	—
Jun Deng	—	—

*                 Upon exercise of all vested options, this person would beneficially own less than 1% of our outstanding ordinary shares as of March 31, 2015.

(1)         According to the amendment to the Schedule 13D filed with the SEC on April 6, 2016, Shanda Media beneficially owned 3,334,694,602 of our ordinary shares as of April 6, 2016, including shares represented by our ADSs. Shanda Media is a wholly owned subsidiary of Shanda Pictures Corporation, which is wholly-owned by Shanda Investment Holdings Limited. Shanda Investment Holdings Limited is in turn wholly owned by Shanda Interactive, which is in turn wholly owned by Premium Lead Company Limited. Shanda Media Limited, which is wholly-owned by Mr. Tianqiao Chen, owns 70% of the issued and outstanding capital of Premium Lead Company Limited. According to the Schedule 13D and its amendments filed with the SEC on or prior to April 6, 2016, Shanda Media, which was then wholly owned by Shanda Interactive, beneficially owned 69.9%, 70.0%, 29.3%, 70.5% and 70.5% of our ordinary shares as of February 2, 2016, May 11, 2015, April 3, 2014, April 1, 2014, and December 31, 2012, respectively. We do not have further information with respect to any changes in the beneficial ownership of our shares held by the above persons subsequent to April 6, 2016.

As of March 31, 2016, approximately 2,525 million ordinary shares were held in the form of ADSs by the nominee of our ADS depositary bank, Citibank N.A., on behalf of our ADS holders and approximately 2,525 million ordinary shares were held by 91 holders of record in the United States. Citibank N.A. has advised us that as of that date approximately 16.2 million ADSs, representing approximately 1,616 million ordinary shares, were held of record by the nominee of DTC on behalf of DTC participants and approximately 9.40 million ADSs, representing approximately 940 million ordinary shares, were held of record by Shanda Music Group Limited and 89 other registered holders, most of whom are outside the United States. We have no further information as to ordinary shares or ADSs held, or beneficially owned, by U.S. persons.

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

Loan Agreements. Each of our PRC subsidiaries entered into loan agreements with the shareholders of the relevant PRC consolidated affiliated entities (Ku6 Information Technology, Ku6 Cultural and Tianjin Ku6 Network), pursuant to which our PRC subsidiaries granted interest-free loans to these shareholders to fund their capital contributions to the consolidated affiliated entities. Following the changes in shareholders of these consolidated affiliated entities, previous loan agreements entered into with the shareholders of Tianjin Ku6 Network, Ku6 Information Technology and Ku6 Cultural were either terminated or amended and restated. New or restated and amended loan agreements were entered into among our PRC subsidiaries and the shareholders of Tianjin Ku6 Network, Ku6 Information Technology and Ku6 Cultural in September 2015, December 2015 and February 2016, respectively. The total amount of these loans as of March 31, 2016 was RMB31.5 million ($4.8 million). Under the loan agreements, each of the loans to these shareholders has an unspecified term and will be repayable upon demand. The shareholders of these consolidated affiliated entities may not repay all or any part of the loans without the prior written consent of our PRC subsidiaries.

Exclusive Business Cooperation Agreements. Tianjin WFOE, one of our PRC subsidiaries, entered into an exclusive business cooperation agreement with Tianjin Ku6 Zheng Yuan, one of our consolidated affiliated entities, pursuant to which Tianjin Ku6 Zheng Yuan agreed to appoint Tianjin WFOE as its exclusive providers of technical, consulting and other services for service fees equal to 100% of the net income of Tianjin Ku6 Zheng Yuan. Tianjin WFOE is entitled to exclusive and proprietary rights and interests in any intellectual properties arising out of or created during the performance of this agreement. This agreement has an initial term of 10 years expiring in March 2019, and will be renewable upon the request of Tianjin WFOE. Tianjin WFOE has the right to terminate the agreement at any time upon giving prior written notice, but neither Tianjin Ku6 Zheng Yuan or its shareholders may terminate the agreement prior to expiration.

Exclusive Consulting and Service Agreements or Exclusive Technology Consulting and Service Framework Agreement. Certain of our PRC subsidiaries (Beijing WFOE, Tianjin WFOE and Tianjin Ku6 Network WFOE) entered into exclusive consulting and service agreements with the relevant consolidated affiliated entities (Ku6 Information Technology, Ku6 Cultural and Tianjin Ku6 Network), pursuant to which these consolidated affiliated entities agreed to respectively engage our PRC subsidiaries as their exclusive provider of consulting and other services. The amount of service fees payable by these consolidated affiliated entities to our PRC subsidiaries shall be agreed upon by the parties based on the scope and complexity of the technologies involved, the content and duration of the services provided, and the prevailing market price for similar services. Our PRC subsidiaries will exclusively own any intellectual property arising from the performance of these agreements. Unless terminated earlier by our PRC subsidiaries, these agreements have an initial term of 20 years expiring in December 2031, and will be renewable upon the request of our PRC subsidiaries. Our consolidated affiliated entities may not terminate these agreements without cause unless they compensate our PRC subsidiaries for all losses caused by such early termination.

Business Operation Agreements. Certain of our PRC subsidiaries (Beijing WFOE, Tianjin WFOE and Tianjin Ku6 Network WFOE) entered into business operation agreements with the relevant consolidated affiliated entities (Ku6 Information Technology, Ku6 Cultural and Tianjin Ku6 Network) and their respective shareholders, which set forth the rights of these PRC subsidiaries to control the actions of these consolidated affiliated entities and their shareholders, including the rights to manage the daily operations of these consolidated affiliated entities and to appoint and remove the directors of these consolidated affiliated entities. In addition, the consolidated affiliated entities may not engage in any transactions that could materially affect their assets, liabilities, rights or operations without the prior consent of our PRC subsidiaries. Following the changes in shareholders of the consolidated affiliated entities, previous business operation agreements entered into with Tianjin Ku6 Network, Ku6 Information Technology and Ku6 Cultural and their respective shareholders were terminated. New business operation agreements with substantially similar terms were entered into among our PRC subsidiaries and Tianjin Ku6 Network, Ku6 Information Technology and Ku6 Cultural and their shareholders in September 2015, December 2015 and February 2016, respectively. These agreements have an initial term of 20 years from the execution date, and will be renewable upon the request of our PRC subsidiaries. Our PRC subsidiaries have the right to terminate the agreements at any time upon giving prior written notice, but none of the consolidated affiliated entities or their shareholders may terminate the agreements prior to expiration.

Equity Pledge Agreements. Each of our PRC subsidiaries entered into equity pledge agreements with the shareholders of our consolidated affiliated entities (and, in some cases, together with our consolidated affiliated entities), pursuant to which these shareholders pledged their respective equity interests in our consolidated affiliated entities to our PRC subsidiaries as collateral to secure the obligations of these consolidated affiliated entities under the loan agreements, exclusive business cooperation agreements, exclusive consulting and service agreements, business operation agreements and equity disposition agreements, as applicable. The pledges shall remain effective until all obligations under the applicable agreements have been fully performed. During the term of the pledges, our consolidated affiliated entities are entitled to any dividends in respect of the equity interests pledged. The shareholders may not transfer their equity interests without the prior consent of our PRC subsidiaries. In case of any event of default, our PRC subsidiaries will be entitled to dispose of the equity interests pledged and use the proceeds to make any payments due under the applicable agreements. Following the changes in shareholders of these consolidated affiliated entities, previous equity pledge agreements entered into with the shareholders of Tianjin Ku6 Network, Ku6 Information Technology and Ku6 Cultural were terminated. New equity pledge agreements were entered into among our PRC subsidiaries and the shareholders of Tianjin Ku6 Network, Ku6 Information Technology and Ku6 Cultural in September 2015, December 2015 and February 2016, respectively, on substantially similar terms as the previous agreements.

Powers of Attorney. Each of the shareholders of our consolidated affiliated entities entered into a power of attorney to irrevocably authorize the relevant PRC subsidiary as his, her or its agent and attorney on all matters pertaining to the relevant consolidated affiliated entity and to exercise all of his, her or its rights as a shareholder of such consolidated affiliated entity, including the right to attend shareholders’ meetings, to exercise voting rights and to appoint directors and other senior management of such consolidated affiliated entity. Following the changes in shareholders of certain consolidated affiliated entities, previous powers of attorney entered into with the shareholders of Tianjin Ku6 Network, Ku6 Information Technology and Ku6 Cultural were terminated. New powers of attorney were given to our relevant PRC subsidiaries by the shareholders of Tianjin Ku6 Network, Ku6 Information Technology and Ku6 Cultural in September 2015, December 2015 and February 2016, respectively. The power of attorney is irrevocable and will continue to be effective, (i) in the case of the shareholder of Tianjin Ku6 Network, Ku6 Information Technology or Ku6 Cultural, as long as such shareholder continues to be its shareholder; and (ii) in the case of the shareholder of Tianjin Ku6 Zheng Yuan, until the equity interest purchase option as set forth in the exclusive option agreement has been fully exercised.

Exclusive Option Agreements or Equity Disposition Agreements. Each of our PRC subsidiaries entered into exclusive option agreements or equity disposition agreements with the relevant consolidated affiliated entities and their respective shareholders, pursuant to which our PRC subsidiaries or their designees are entitled to an exclusive right, exercisable at any time during the term of the agreements, to the extent permitted under PRC laws and regulations, to purchase from the shareholders of these consolidated affiliated entities all or any part of their equity interests in the consolidated affiliated entities. Following the changes in shareholders of the consolidated affiliated entities, previous option agreements entered into with Tianjin Ku6 Network, Ku6 Information Technology and Ku6 Cultural and their respective shareholders either terminated or amended and restated. New or amended and restated option agreements with were entered into among our PRC subsidiaries and Tianjin Ku6 Network, Ku6 Information Technology and Ku6 Cultural and their shareholders in September 2015, December 2015 and February 2016, respectively. Under the option agreements or equity disposition agreements, the purchase price shall equal to the amount of the registered capital of the consolidated affiliated entities (in respect of Tianjin Ku6 Zheng Yuan) or the lowest price permissible by the then-applicable PRC laws and regulations (in respect of Ku6 Information Technology, Ku6 Cultural and Tianjin Ku6 Network). Without the prior written consent of our PRC subsidiaries, none of the consolidated affiliated entities or their shareholders may take actions that could materially affect the assets, liabilities, operations or equity of the consolidated affiliated entities, including distribution of dividends, transfer or mortgage of assets, incurrence or guarantee of any indebtedness, or merger or consolidation, and none of the shareholders may dispose of or allow any security interest to be encumbered on their equity interests in the consolidated affiliated entities except as otherwise agreed upon with our PRC subsidiaries. The initial term of these agreements is 10 years (in respect of Tianjin Ku6 Zheng Yuan) or 20 years (in respect of Ku6 Information Technology, Ku6 Cultural and Tianjin Ku6 Network). These agreements will be renewable upon the request of our PRC subsidiaries.

Exclusive Intellectual Property Option Agreement. Beijing WFOE entered into an exclusive intellectual property option agreement with Ku6 Information Technology, pursuant to which Ku6 Information Technology irrevocably granted to Beijing WFOE or its designee an exclusive right, exercisable at any time during the term of this agreement, to purchase from Ku6 Information Technology, in accordance with the price agreed upon by the parties and to the extent permitted under PRC laws and regulations, certain intellectual property rights. Without Beijing WFOE’s prior consent, Ku6 Information Technology may not transfer any of these intellectual property rights to any third party. This agreement has an initial term of 10 years expiring in June 2018 and will be automatically renewed for another 10 years unless terminated by Beijing WFOE.

2014 Share Transfer Transaction and 2015 Share Transfer Transaction

See Item 4.A., “History and Development of the Company.”

Cooperation Agreements with Qinhe

In April 2014, we started to provide interactive entertainment marketing services to iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. Under our cooperation agreement with Qinhe, an entity controlled by Mr. Xu, which operates the iSpeak platform, Qinhe shared a certain percentage of the revenues that it generates from the viewers who visit the iSpeak platform through advertisements on our website. Users on the iSpeak platform may spend on virtual items during real-time video broadcasting, including gifts and avatars, and purchase other value-added services. We settled the shared revenue amounts with Qinhe on a monthly basis. In September 2014, we amended the interactive entertainment marketing agreement with Qinhe. Pursuant to the amended agreement, Qinhe agreed to pay certain additional guaranteed revenue amounts from July 2014 to December 2014, and the term of this agreement was extended to December 31, 2015. Other terms of the original agreements, including the revenue sharing arrangement, remained the same. On March 30, 2015, we further amended this agreement with Qinhe. Pursuant to the further amended cooperation agreement, the revenue sharing arrangement in the original agreement will be reinstated without the additional guaranteed revenue amounts. The interactive entertainment marketing agreement was not renewed upon its expiry on December 31, 2015.

In April 2014, we also started to provide game marketing services for Qinhe under a similar revenue sharing arrangement as the one for interactive entertainment marketing cooperation. The game marketing cooperation agreement was not renewed upon its expiry in March 2015.

We generated revenues of $1.6 million from Qinhe for the year ended December 31, 2014. No revenue was generated in 2015.

Following the 2015 Share Transfer Transaction, Mr. Xu ceased to be our shareholder.

Previous Advertising Agency Agreement with Old Shengyue

In April 2011, we entered into an advertising agency agreement with Old Shengyue, an affiliate then wholly owned by Shanda Interactive, pursuant to which Old Shengyue agreed to act as our exclusive advertising agency. The initial term of our advertising agency agreement with Old Shengyue expired on December 31, 2012. In January 2013, we amended and restated this agreement and extended its term to December 31, 2013. In January 2014, we further extended its term to March 31, 2014. For the years ended December 31, 2012, 2013 and 2014, we generated advertising revenues of $12.5 million, $12.4 million and $ 2.7 million from Old Shengyue. This agreement expired on March 31, 2014 and was not further renewed.

Loan to Shanda Capital Limited

In March 2012, our company provided a $0.5 million unsecured loan to Shanda Capital Limited, a company controlled by Shanda Interactive, which carried an interest rate of 3.0% per year and was due on March 25, 2013. The term of this loan was subsequently extended to March 25, 2014. This loan was fully repaid in March 2014.

Funding from Shanda Interactive

In connection with the 2014 Share Transfer Transaction, Shanda Interactive, through its affiliate, extended a loan of RMB20.0 million to us in April 2014. This loan did not bear any interest and was due on April 2, 2015. Shanda Interactive has waived our obligation to repay this loan in order to satisfy one of the closing conditions under the share purchase agreement for the 2014 Share Transfer Transaction. We have treated this transaction as a capital contribution.

In May 2014, Shanda Interactive, through its affiliates, extended a loan of RMB21.4 million to us. This loan did not bear any interest and was due within twelve months. However, Shanda Interactive has waived our obligation to repay this loan. In connection with this loan, certain existing related party payables to companies controlled by Shanda Interactive , amounting to RMB5.3 million, were waived by us, and we received a net amount of RMB16.1 million in cash from Shanda Interactive in May 2014. We have treated this transaction as a capital contribution.

In February 2015, we entered into a loan agreement with Mr. Xu, pursuant to which Mr. Xu agreed to provide a loan of RMB30.0 million to us. The term of the loan is one year, and the loan bears interest at a rate of 6.5% per annum. We received RMB30.0 million from Mr. Xu in March 2015. On May 12, 2015, Mr. Xu transferred all of the rights and obligations relating to the loan to Shanda Computer in exchange for a payment of RMB30.3 million ($4.7 million), making Shanda Computer the counterparty to the related party loan. The term of and rate associated with the loan were not changed. On January 8, 2016, we repaid RMB1.95 million to Shanda Computer, and on March 2, 2016, we entered into a loan agreement in respect of the same loan with Shanda Computer, pursuant to which Shanda Computer agreed to extend the maturity date of the loan to September 3, 2016. Other terms of and the rate associated with the loan were not changed.

In January 2016, Shanda Technology extended a loan of $300,000 to us. The term of the loan is one year, and the loan bears interest at a rate of 6.5% per annum. We received $300,000 from Shanda Technology on January 8, 2016.

Promotional marketing services involving Beijing Modo

In July 2015, we and two third parties established Beijing Modo, in which we held a 30% equity interest. In January 2016, we disposed of our 30% equity interest in Beijing Modo. See Item 4.A. “History and Development of the Company.” From July 2015 to January 2016, we provided promotional marketing services to Beijing Modo and derived a portion of our revenues from such services. See Item 4.B “Business Overview—Marketing and Brand Promotion—Marketing Cooperation.” For the year ended December 31, 2015, we generated revenue in the amount of $0.1 million from Beijing Modo.

Item 8.   Financial Information

A.   Consolidated Financial Statements and Other Financial Information

See Item 18. “Financial Statements” for our audited consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

We entered into an agreement and plan of merger on April 5, 2016 with respect to a going-private transaction. For more details, see Item 4.A. “History and Development of the Company.” We may be subject to legal proceedings in connection with the going-private transaction, whether or not the transaction is consummated. See “Risk Factors—Risks Relating to Our Business and Our Industry—The consummation of the proposed going-private transaction is uncertain, and the announcement and pendency of the transaction could adversely affect our business, results of operations and financial condition.”

From time to time, we have been involved in litigation relating to copyright infringement and other matters in the ordinary course of our business. We had an accrued litigation provision balance of $1.0 million as of December 31, 2015. The accrual was based on judgments rendered by the court and out-of-court settlements related to alleged copyright infringement arising before December 31, 2015. The accrual was based upon management’s best estimation according to the historical actual compensation amount per video for similar legal actions and advice from PRC counsel. We are in the process of appealing certain judgments for which the loss has been accrued. The balance of accrued litigation provision as of December 31, 2015 decreased as compared to that as of December 31, 2014, in the amount of $0.7 million as we have paid the amounts under the relevant judgments or determined that long-aged amounts are no longer probable of payment.

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

B.   Significant Changes

In January 2016, we entered into a strategic cooperation agreement with 720Yun.com. See Item 4.B. “Business Overview—Our Video Platform.”

In January 2016, as a result of the adjustments to our business strategies, we transferred all our 30% equity interest in Beijing Modo to a third party for RMB3.0 million ($0.5 million). See Item 4.A. “History and Development of the Company.”

On February 1, 2016, our board of directors received a preliminary non-binding proposal letter from Shanda Interactive, our controlling shareholder, to acquire the Company in a going-private transaction for $1.08 per ADS, or $0.0108 per ordinary share, in cash, subject to certain conditions. On April 5, 2016, we entered into the definitive agreement and plan of merger with respect to the going-private transaction. For more details, see Item 4.A. “History and Development of the Company.”

In February 2016, we received determinations from NASDAQ that we had failed to comply with the continued listing standards of $50 million in market value of listed securities, $15 million in market value of publicly held shares, and $1 minimum bid price under the NASDAQ Listing Rules, which could ultimately lead to the delisting of our ADSs from NASDAQ. On February 17, 2016, we filed an appeal to such NASDAQ’s delisting determinations. A hearing was held on March 31, 2016 by the NASDAQ. See Item 4.A. “History and Development of the Company.”

In February 2016, we entered into new agreements with respect to our contractual arrangement with Ku6 Cultural. See Item 7.B. “Related Party Transactions—Contractual Arrangements with Respect to Our Consolidated Affiliated Entities.”

In March 2016, our board of directors adopted the 2016 Equity Compensation Plan, or the 2016 Plan, which became effective in March 2016, and terminated the 2010 Plan. See Item 6.B. “Compensation—Summary of Stock Plans.”

In March 2016, we entered into a loan agreement with Shanda Computer. See Item 5.B. “Liquidity and Capital Resources—Liquidity and Going Concern.”

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

	Sales Price
	High	Low
	(in U.S. dollars)
Annual highs and lows
2011	8.12	0.75
2012	4.04	0.90
2013	3.90	0.95
2014	3.84	0.99
2015	1.60	0.54
Quarterly highs and lows
First quarter 2014	3.84	2.06
Second quarter 2014	3.68	1.16
Third quarter 2014	1.67	1.15
Fourth quarter 2014	1.47	0.99
First quarter 2015	1.10	0.77
Second quarter 2015	1.60	0.71
Third quarter 2015	1.04	0.54
Fourth quarter 2015	1.00	0.56
First quarter 2016	0.87	0.66
Monthly highs and lows
October 2015	0.76	0.59
November 2015	0.80	0.56
December 2015	1.00	0.65
January 2016	0.85	0.65
February 2016	0.98	0.76
March 2016	0.87	0.80
April (through April 12) 2016	0.99	0.86

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

Voting Rights. On a poll (if demanded), each ordinary share is entitled to one vote on all matters upon which our ordinary shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by our Chairman or any other shareholder present in person or by proxy. A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our issued and outstanding shares entitled to vote at the meeting, present in person or by proxy, except treasury shares which shall not be voted, directly or indirectly, at any meeting of the company, and shall not be counted in determining the total number of issued and outstanding shares at any given time.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to our ordinary shares cast in a general meeting, while a special resolution requires the majority affirmative vote of at least two-thirds of the votes cast attaching to our ordinary shares. A special resolution is required for matters such as a change of name. Holders of our ordinary shares may, by ordinary resolution, among other things, elect directors, appoint auditors, and increase our authorized share capital.

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

Where an offer is made by a company for the shares of another company incorporated under the laws of the Cayman Islands and, within four months after the making of the offer, the holders of not less than 90% in value of the shares which are the subject of the offer accept, the offeror may at any time within two months after the expiration of the said four months, give notice to any dissenting shareholders that the offeror desires to acquire their shares on the terms of the offer. A dissenting shareholder may apply to the court of the Cayman Islands within one month of the notice objecting to the acquisition. The burden is on the dissenting member to show that the court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion, as between the offer or and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority members.

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

•                  Foreign Currency Administration Rules (2008), as amended, or the Exchange Rules;

•                  Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules; and

•                  Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular 19.

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

The SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13, in February 2015. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals are required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

On August 29, 2008, SAFE promulgated Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into Renminbi by restricting how the converted Renminbi may be used. Circular 142 provides that the Renminbi capital converted from foreign currency-registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority, and may not be used for equity investments within China, unless it is provided for otherwise. Relevant documents, including business contracts, showing the use of the Renminbi to be converted from foreign currency capital must also be submitted for the settlement of the foreign currency. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Failure to comply with Circular 142 could result in liabilities for such PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions, including: (i) being required to take appropriate remedial action, confiscation of any illegal income and being fined up to 30% of the illegal amount involved; (2) in circumstances involving serious violations, a fine of between 30% and 100% of the illegal amount involved shall be imposed on the organization or individual concerned. The SAFE promulgated Circular 19 in March 2015, which became effective on June 1, 2015 and replaced Circular 142. Under Circular 19, a foreign-invested enterprise may choose converting its registered capital from foreign currency to Renminbi on self-discretionary basis, but shall not use such converted registered capital to provide entrusted loans or repay loans between non-financial enterprises.

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

On July 4, 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increases or decreases of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. Pursuant to SAFE Notice 13, PRC residents or entities shall register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of a special purpose vehicle.

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

In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident taxpayers are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident taxpayers and their withholding agents may, by self-assessment that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

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

Taxation of U.S. Holders

Passive Foreign Investment Company

Although we believe that we were not a PFIC for taxable year 2015, we believe that we were a PFIC for taxable years 2006, 2007, 2008 and 2009, and it was unclear whether we were a PFIC in taxable year 2011. We may be a PFIC for the taxable years ending after 2015. The determination of our PFIC status is subject to uncertainty because the treatment of the contractual arrangements between our PRC subsidiaries and our consolidated affiliated entities for purposes of the PFIC rules is uncertain. Our PFIC status for any taxable year will not be determinable until after the end of the taxable year, and will depend on the composition of our income and assets and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ordinary shares or ADSs (which may be especially volatile). For these reasons, and because of the uncertainties regarding the treatment of our contractual arrangements with our consolidated affiliated entities, there can be no assurance that we will not be a PFIC for any future taxable year.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADSs, we will generally continue to be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which such U.S. Holder holds them, regardless of whether we actually continue to be a PFIC. Because we believe that we were a PFIC for taxable years 2006, 2007, 2008 and 2009, if you held ordinary shares or ADSs during any of those taxable years (or during the 2011 taxable year if we were a PFIC for that year), we would continue to be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which you hold them. Similarly, if you first acquired ordinary shares or ADSs in 201 4 and we became a PFIC in a subsequent year, we would be treated as a PFIC with respect to those ordinary shares or ADSs for all succeeding years during which you hold them. You may terminate this continued PFIC status by electing to recognize gain (which will be taxed under the default PFIC rules discussed below) as if your ordinary shares or ADSs had been sold on the last day of the last taxable year for which we were a PFIC.

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

If a U.S. Holder makes the mark-to-market election, then for each taxable year in which we are a PFIC, the holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares or ADSs at the end of such taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares or ADSs over their fair market value at the end of such taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the ordinary shares or ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ordinary shares or ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). Distributions paid on ordinary shares or ADSs will be treated as discussed below under “Distributions on Ordinary Shares or ADSs.” As discussed above under “Risk Factors—Risks Related to Our ADSs—Due to our failure to meet NASDAQ’s continued listing standards, trading of our ADSs on NASDAQ Global Market may be suspended and our ADSs may be delisted from NASDAQ, which could have a material adverse effect on the liquidity of our ADSs,” the ADSs could be delisted from NASDAQ. If the ADSs are delisted, a previously made mark-to-market election will automatically terminate.

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

Certain U.S. Holders who are individuals (and under recently finalized Treasury regulations, specified entities that are formed or availed for purposes of holding foreign financial assets) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, subject to certain exceptions (including an exception for publicly traded stock and interest held in custodial accounts maintained by a U.S. financial institution). U.S. Holders should consult their tax advisors regarding their reporting obligations with respect to the ordinary shares or ADSs.

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

If the Renminbi had been 1% and 5% less valuable against the U.S. dollar than the actual rate as of December 31, 2015 which was used in preparing our audited financial statements as of and for the year ended December 31, 2015, our net asset value, as presented in U.S. dollars, would have been increased by $0.5 million and $2.4 million, respectively. Conversely, if the Renminbi had been 1% and 5% more valuable against the U.S. dollar as of that date, then our net asset value would have reduced by $0.5 million and $2.7 million, respectively.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price index in China increased by 2.6%, 1.5% and 3.0% in 2013, 2014 and 2015, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Item 12. Description of Securities other than Equity Securities

D               American Depositary Shares

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

Payments Received

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including custody costs, investor relations expenses and related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amounts of fees the depositary collects from investors. In April 2015, we received approximately $0.12 million, net of applicable withholding taxes in the U.S., from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program with respect to the period from April 1, 2014 to March 31, 2015.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based upon criteria established by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, in Internal Control—Integrated Framework (2013 Edition). Based on this assessment, management determined that our internal control over financial reporting was effective as of December 31, 2015. As a non-accelerated filer, we are not required to provide an attestation on the effectiveness of our internal control by our independent registered public accounting firm under the Sarbanes-Oxley Act or the requirements of the SEC promulgated thereunder. See Item 3.D. “Risk Factors—Risks Relating to Our Business—If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.”

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2015, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.       Principal Accountant Fees and Services

Disclosure of Fees Charged by Independent Accountants

The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian LLP, our independent accountants, for certain services rendered to our company during 2014 and 2015.

	For the year ended December 31,
	2014	2015
	(in thousands of U.S. dollars)
Audit fees(1)	765	726
All other fees(2)	46	—

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

Item 16E.       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In December 2011, we approved a share repurchase program to purchase up to an aggregate of $3.2 million of our outstanding ADSs from time to time based on market conditions. The repurchases may be effected through open market transactions or block trades, including the use of derivative instruments, and will be financed with our cash balance. We did not repurchase any ADSs under this repurchase program in 2015.

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

4.1*	2016 Equity Compensation Plan.

4.2	Form of Employment Agreement (incorporated herein by reference to Exhibit 4.3 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on March 29, 2012).

4.3

English translation of Exclusive Intellectual Property Option Agreement between Ku6 (Beijing) Technology Co., Ltd. and Ku6 (Beijing) Information Technology Co., Ltd dated June 23, 2008 (incorporated herein by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 28, 2011).

4.4*	English translation of Loan Agreement between Ku6 (Beijing) Technology Co., Ltd. and Wenna Liu dated December 15, 2015.

4.5*	English translation of Amended and Restated Loan Agreement between Ku6 (Beijing) Technology Co., Ltd. and Mingfeng Chen dated December 15, 2015.

Exhibit Number	Document
4.6

English translation of Exclusive Technology Consulting and Services Framework Agreement between Ku6 (Beijing) Technology Co., Ltd. and Ku6 (Beijing) Information Technology Co., Ltd. dated August 1, 2012 (incorporated herein by reference to Exhibit 4.8 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.7*	English translation of Business Operation Agreement among Ku6 (Beijing) Technology Co., Ltd., Wenna Liu, Mingfeng Chen and Ku6 (Beijing) Information Technology Co., Ltd. dated December 15, 2015.

4.8*	English translation of Power of Attorney by Mingfeng Chen dated December 15, 2015.

4.9*	English translation of Power of Attorney by Wenna Liu dated December 15, 2015.

4.10*	English translation of Share Pledge Agreement among Ku6 (Beijing) Technology Co., Ltd., Wenna Liu and Mingfeng Chen dated December 15, 2015.

4.11*

English translation of Amended and Restated Exclusive Call Option Agreement among Ku6 (Beijing) Technology Co., Ltd., Wenna Liu, Mingfeng Chen and Ku6 (Beijing) Information Technology Co., Ltd. dated December 15, 2015.

4.12*	English translation of Loan Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Wenna Liu dated February 15, 2016.

4.13*	English translation of Amended and Restated Loan Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Mingfeng Chen dated February 15, 2016.

4.14*	English translation of Share Pledge Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Wenna Liu and Mingfeng Chen dated February 15, 2016.

4.15*	English translation of Exclusive Call Option Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Wenna Liu, Mingfeng Chen and Ku6 (Beijing) Cultural Media Co., Ltd. dated February 15, 2016.

4.16

English translation of Exclusive Technology Consulting and Services Framework Agreement between WeiMoSanYi (Tianjin) Technology Co., Ltd. and Ku6 (Beijing) Cultural Media Co., Ltd. dated August 1, 2012 (incorporated herein by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 19, 2013).

4.17*	English translation of Business Operation Agreement among WeiMoSanYi (Tianjin) Technology Co., Ltd., Wenna Liu, Mingfeng Chen and Ku6 (Beijing) Cultural Media Co., Ltd. dated February 15, 2016.

4.18*	English translation of Power of Attorney by Wenna Liu dated February 15, 2016.

4.19*	English translation of Power of Attorney by Mingfeng Chen dated February 15, 2016.

4.20

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
4.22

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

4.25*	English translation of Loan Agreement between Kusheng (Tianjin) Technology Co., Ltd. and Mingfeng Chen dated September 15, 2015.

4.26*	English translation of Share Pledge Agreement among Kusheng (Tianjin) Technology Co., Ltd., Dongxu Wang and Mingfeng Chen dated September 15, 2015.

4.27*

English translation of Amended and Restated Exclusive Call Option Agreement among Kusheng (Tianjin) Technology Co., Ltd., Dongxu Wang, Mingfeng Chen and Tianjin Ku6 Network Communication Technology Co., Ltd. dated September 15, 2015.

4.28

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

4.30*

English translation of Business Operation Agreement among Kusheng (Tianjin) Technology Co., Ltd., Tianjin Ku6 Network Communication Technology Co., Ltd., Dongxu Wang and Mingfeng Chen dated September 15, 2015.

4.31*	English translation of Power of Attorney by Dongxu Wang dated September 15, 2015.

4.32*	English translation of Power of Attorney by Mingfeng Chen dated September 15, 2015.

4.33

English Translation of Advertising Agency Agreement between Shanghai Shengyue Advertising Co., Ltd. and Tianjin Ku6 Network Communication Technology Co., Ltd. dated April 30, 2014 (incorporated herein by reference to Exhibit 4.46 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on May 15, 2014 ).

4.34

English Translation of Interactive Entertainment Marketing Cooperation Agreement between Shanghai Qinhe Internet Technology Software Development Co., Ltd. and Kusheng (Tianjin) Technology Co., Ltd. dated May 4, 2014 (incorporated herein by reference to Exhibit 4.47 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on May 15, 2014 ).

4.35

English Translation of Game Marketing Cooperation Agreement between Shanghai Qinhe Internet Technology Software Development Co., Ltd. and Kusheng (Tianjin) Technology Co., Ltd. dated April 30, 2014 (incorporated herein by reference to Exhibit 4.48 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on May 15, 2014 ).

Exhibit Number	Document
4.36

English Translation of Supplement to Interactive Entertainment Marketing Cooperation Agreement between Shanghai Qinhe Internet Technology Software Development Co., Ltd. and Kusheng (Tianjin) Technology Co., Ltd. dated September 15, 2014 (incorporated herein by reference to Exhibit 4.49 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 23, 2015 ).

4.37

English Translation of Advertising Agency Agreement between Huzhong Advertising (Shanghai) Ltd. and Tianjin Ku6 Network Communication Technology Co., Ltd. dated August 29, 2014 (incorporated herein by reference to Exhibit 4.50 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 23, 2015 ).

4.38

English Translation of Further Supplement to Interactive Entertainment Marketing Cooperation Agreement between Shanghai Qinhe Internet Technology Software Development Co., Ltd. and Kusheng (Tianjin) Technology Co., Ltd. dated March 30, 2015 (incorporated herein by reference to Exhibit 4.51 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 23, 2015 ).

4.39

English Translation of Loan Agreement between Kusheng (Tianjin) Technology Co., Ltd and Mr. Xudong Xu dated February 2, 2015 (incorporated herein by reference to Exhibit 4.52 to our annual report on Form 20-F (File No. 000-51116) filed with the SEC on April 23, 2015 ).

4.40*	English Translation of Supplement to Advertising Agency Agreement between Huzhong Advertising (Shanghai) Ltd. and Tianjin Ku6 Network Communication Technology Co., Ltd. dated August 29, 2015.

4.41*	English Translation of Loan Agreement between Ku6 Media Co., Ltd. and Shanda Technology Overseas Capital Limited dated January 5, 2016.

4.42*	English Translation of Loan Agreement between Kusheng (Tianjin) Technology Co., Ltd. and Shanda Computer (Shanghai) Co., Ltd. dated March 2, 2016.

8.1*	List of Significant Subsidiaries and Affiliates .

11.1	Code of Business Conduct (incorporated by reference to Exhibit 11.1 of our annual report on Form 20-F (File No. 000-51116) filed with the SEC on June 15, 2006).

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Acting Chief Financial Officer Required by Rule 13a-14(a).

13.1*	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2*	Certification of Acting Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP , Independent Registered Public Accounting Firm.

15.2*	Consent of PRC Counsel

101.INS*†	XBRL Instance Document.

101.SCH*†	XBRL Taxonomy Extension Schema Document.

101.CAL*†	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*†	XBRL Taxonomy Extension Definition Linkbase Document.

Exhibit Number	Document
101.LAB*†	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*†	XBRL Taxonomy Extension Presentation Linkbase Document.

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

KU6 MEDIA CO., LTD.

	By:	/s/ Jason (Zhensong) Ma
		Name:	Jason (Zhensong) Ma
		Title:	Acting Chief Financial Officer
Date: April 13, 2016

KU6 MEDIA CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ku6 Media Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Ku6 Media Co., Ltd. (the “Company”) and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 13, 2016

KU6 MEDIA CO., LTD.

CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2014	December 31, 2015
		(in U.S. dollars, except number of shares)
Assets
Current assets:
Cash and cash equivalents	2(7)	4,380,328	7,697,926
Accounts receivable, net of allowance for doubtful accounts	17(2)	113,816	91,326
Accounts receivable due from related parties	11	972	12,117
Prepaid expenses and other current assets	3	490,355	527,700
Other receivables due from related parties	11	2,924	—
Total current assets		4,988,395	8,329,069
Property and equipment, net	4	293,567	514,573
Investments in affiliates	6	—	168,610
Deposits and other non-current assets		347,963	—
Total assets		5,629,925	9,012,252

Liabilities and shareholders’ equity (deficit)
Current liabilities:
Accounts payable		3,075,591	2,824,167
Accounts payable due to related parties	11	709,911	912,534
Accrued expenses and other current liabilities	9	5,980,164	5,689,608
Accrued expenses due to related parties	11		253,365
Related party loan	11	—	4,631,190
Current portion of service obligation to related party affiliate	11	—	24,700
Total current liabilities		9,765,666	14,335,564
Long-term service obligation to related party affiliate	6	—	160,548
Total liabilities		9,765,666	14,496,112

Commitments and contingencies	19

Shareholders’ deficit:
Ordinary shares ($0.00005 par value; 12,000,000,000 shares authorized; 4,763,360,860 and 4,771,610,860 shares issued and outstanding as of December 31, 2014 and 2015, respectively)		238,120	238,533
Additional paid-in capital		184,538,349	184,904,855
Accumulated deficit		(187,095,885)	(189,147,067)
Accumulated other comprehensive loss		(1,816,325)	(1,480,181)
Total shareholders’ deficit		(4,135,741)	(5,483,860)
Total liabilities and deficit		5,629,925	9,012,252

The accompanying notes are an integral part of these consolidated financial statements.

KU6 MEDIA CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Note	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015
		(in U.S. dollars, except number of shares)
Net revenues:	2(16)
Third parties		737,874	4,266,544	10,793,324
Related parties		12,404,031	4,317,098	115,715
Total net revenues		13,141,905	8,583,642	10,909,039
Cost of revenues:	2(16)
Third parties		(15,649,173)	(11,231,164)	(7,533,657)
Related parties		(335,504)	(909,775)	(510,854)
Total cost of revenues		(15,984,677)	(12,140,939)	(8,044,511)
Gross profit (loss)		(2,842,772)	(3,557,297)	2,864,528
Operating expenses:
Product development	2(17)	(3,496,393)	(1,385,138)	—
Selling and marketing	2(19)	(1,796,980)	(941,760)	(1,804,611)
General and administrative	2(18)	(8,089,086)	(7,087,924)	(3,223,731)
Impairment of goodwill and intangible assets	5,7	(27,225,907)	—	—
Total operating expenses		(40,608,366)	(9,414,822)	(5,028,342)
Operating loss		(43,451,138)	(12,972,119)	(2,163,814)
Interest income:
Third parties		83,815	43,152	187,759
Related parties		28,856	3,388	—
Total interest income		112,671	46,540	187,759
Interest expense:
Third parties		—	—	—
Related parties		(16,365)	—	(260,830)
Total interest expense		(16,365)	—	(260,830)
Other income, net	10	4,101,039	745,958	202,582
Gain from disposal of equity interest in affiliate	2(1), 6	—	1,451,979	—
Loss before income tax benefits		(39,253,793)	(10,727,642)	(2,034,303)
Income tax benefits	2(23),12	4,826,059	—	—
Equity in losses of affiliate, net of tax	6	—	—	(16,879)
Net loss		(34,427,734)	(10,727,642)	(2,051,182)

The accompanying notes are an integral part of these financial statements.

KU6 MEDIA CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Note (cont’d)	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31,2015
		(in U.S. dollars, except number of shares)
Net loss		(34,427,734)	(10,727,642)	(2,051,182)
Other comprehensive income (loss), net of tax:
Currency translation adjustments of subsidiaries		(97,774)	193,864	336,144
Comprehensive loss		(34,525,508)	(10,533,778)	(1,715,038)

Loss per share - basic and diluted:	16
Net loss per share		(0.01)	(0.00)	(0.00)
Weighted average shares used in per share calculation - basic and diluted		4,728,185,434	4,746,324,022	4,767,742,804

Loss per ADS - basic and diluted: (1ADS = 100 shares)	16
Net loss per ADS		(0.73)	(0.23)	(0.04)
Weighted average ADS used in per ADS calculation - basic and diluted		47,281,854	47,463,240	47,677,428

The accompanying notes are an integral part of these financial statements.

KU6 MEDIA CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(in U.S. dollars, except share amounts)

	Ordinary shares ($0.00005 par value)		Additional paid-	Accumulated	Accumulated other comprehensive	Total
	Shares	Amount	in capital	deficit	income (loss)	Equity (deficit)

Balance as of December 31, 2012	4,732,446,560	236,575	177,182,895	(141,940,509)	(1,912,415)	33,566,546
Share repurchase (Note 13)	(5,798,200)	(290)	(57,857)	—	—	(58,147)
Exercise of stock options	4,000,000	200	46,200	—	—	46,400
Stock-based compensation expense (Note 14)	—	—	1,023,871	—	—	1,023,871
Currency translation adjustments of subsidiaries	—	—	—	—	(97,774)	(97,774)
Net loss	—	—	—	(34,427,734)	—	(34,427,734)
Balance as of December 31, 2013	4,730,648,360	236,485	178,195,109	(176,368,243)	(2,010,189)	53,162
Exercise of stock options	32,712,500	1,635	336,928	—	—	338,563
Stock-based compensation expense (Note 14)	—	—	600,995	—	—	600,995
Equity contribution from Shanda (Notes 1 and 11)	—	—	5,405,317	—	—	5,405,317
Currency translation adjustments of subsidiaries	—	—	—	—	193,864	193,864
Net loss	—	—	—	(10,727,642)	—	(10,727,642)
Balance as of December 31, 2014	4,763,360,860	238,120	184,538,349	(187,095,885)	(1,816,325)	(4,135,741)
Exercise of stock options	8,250,000	413	84,562	—	—	84,975
Stock-based compensation expense (Note 14)	—	—	281,944	—	—	281,944
Currency translation adjustments of subsidiaries	—	—	—	—	336,144	336,144
Net loss	—	—	—	(2,051,182)	—	(2,051,182)
Balance as of December 31, 2015	4,771,610,860	238,533	184,904,855	(189,147,067)	(1,480,181)	(5,483,860)

The accompanying notes are an integral part of these consolidated financial statements.

KU6 MEDIA CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. dollars)

	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015

Net loss	(34,427,734)	(10,727,642)	(2,051,182)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	1,023,871	600,995	281,944
Depreciation and amortization	3,388,950	1,048,398	543,861
Impairment of intangible assets	20,993,137	—	—
Impairment of goodwill	6,232,770	—	—
Deferred taxes	(4,826,059)	—	—
Provision for Seed Music receivable (Note 10)	980,000	—	—
Bad debt provision (reversal credited to income)	(310,699)	988,135	—
Gain on derecognition of aged operating liabilities	(2,938,250)	(206,533)	(13,891)
Exchange losses (gains)	(133,064)	226,641	344,667
Equity in losses of affiliated companies	—	—	16,879
Gain from disposal of equity interest in affiliate	—	(1,451,979)	—
Gains on disposal of property and equipment	(237,874)	(403)	(114,379)
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable	260,100	(1,037,273)	22,490
Prepaid expenses and other current assets	137,414	(104,388)	(37,345)
Amount due from related parties	(2,093,669)	6,563,757	(8,221)
Deposits and other non-current assets	—	(9,281)	347,963
Accounts payable	1,295,525	(676,200)	(236,377)
Accrued expenses and other current liabilities	(1,123,760)	(1,207,465)	(290,556)
Amount due to related parties	255,094	783,970	(328,516)
Net cash used in operating activities	(11,524,248)	(5,209,268)	(1,522,663)
Investing activities:
Purchases of property and equipment	(29,566)	(209,539)	(22,601)
Proceeds from disposal of property and equipment	238,087	1,510	114,379
Payment for licensed video copyright	(67,999)	—	—
Proceeds from disposal of equity interest in affiliate	—	1,451,979	—
Loan repayments from related parties under common control of Shanda (Note 11)	3,300,000	498,583	—
Cash paid for investment in affiliate (Note 6)	—	—	(46,312)
Net cash provided by investing activities	3,440,522	1,742,533	45,466

KU6 MEDIA CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. dollars)

	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015

Financing activities:
Proceeds from exercise of stock options	46,400	338,563	84,975
Repurchase of ordinary shares	(58,147)	—	—
Cash received from third party to fund investment in affiliate (Note 6)	—	—	46,312
Borrowings from related party (Notes 1 and 11)	—	—	4,631,190
Equity contribution from Shanda (Notes 1 and 11)	—	5,847,070	—
Repayment of borrowings from related parties under common control of Shanda (Note 11)	(3,303,760)	—	—
Net cash provided by (used in) financing activities	(3,315,507)	6,185,633	4,762,477
Effect of exchange rate changes on cash and cash equivalents	(524)	(9,800)	32,318
Net increase (decrease) in cash and cash equivalents	(11,399,757)	2,709,098	3,317,598
Cash and cash equivalents, beginning of year	13,070,987	1,671,230	4,380,328
Cash and cash equivalents, end of year	1,671,230	4,380,328	7,697,926
Supplemental disclosure of cash flow information:
Loan interest paid to related parties	210,909	—	—

Supplemental disclosure of non-cash investing and financing activities:
Accounts payable related to purchase of property and equipment	19,779	2,157	1,001
Amount due to related parties related to purchase of property and equipment (Note 11)	190,837	—	784,504
Financing of equity interest in affiliate with long-term service obligation (Note 6)	—	—	138,936
Net effect of borrowings from and receivables due from Shanda affiliates waived as to repayment and recharacterized as equity contribution (Notes 1 and 11)	—	5,405,317	—
Refinancing of related party loan — assumption of loan by Shanda affiliate from former related party (Note 11)	—	—	4,888,674

The accompanying notes are an integral part of these consolidated financial statements.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Ku6 Media Co., Ltd. (the “Company”), a Cayman Islands corporation, together with its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively, the “Group”) provides online advertising services and online promotional marketing services in China via its online video sharing platform, www.ku6.com. The Group’s business model focuses on the delivery of video content (user-generated content, or “UGC”) to end users.  Via the associated web traffic, the Group is able to create multiple opportunities for advertisers and business partners to market to the Group’s user base in exchange for fees received by the Group.

In the fourth quarter of 2015, management added virtual reality (“VR”) to the Company’s development strategies. The Company has established a VR community on its website and its video social communities will serve as the core platform for users to experience this state-of-the-art technology. The Company has started to look for investment and cooperation opportunities involving other VR-focused companies.

Organization

As of December 31, 2015, the Group’s ownership structure is summarized as follows.

Names of Major Subsidiaries, Variable Interest Entities and Affiliate(s)	Date of incorporation	Percentage of ownership or economic interest

Subsidiaries
Ku6 (Beijing) Technology Co., Ltd. (“Beijing Technology”)	March 5, 2007	100%
Wei Mo San Yi (Tianjin) Science and Technology Co., Ltd. (“Tianjin Technology”)	December 23, 2008	100%
Kusheng (Tianjin) Technology Co., Ltd. (“Kusheng”)	August 26, 2011	100%
Variable Interest Entities
Ku6 (Beijing) Information Technology Co., Ltd. (“Ku6 Beijing Information”)	April 20, 2006	100%
Tianjin Ku6 Zheng Yuan Information Technology Co., Ltd. (“Tianjin Information”)	March 20, 2009	100%
Tianjin Ku6 Network Communication Technology Co., Ltd. (“Ku6 Network”)	December 14, 2011	100%
Beijing Ku6 Culture Media Co., Ltd. (“Ku6 Culture”)	June 22, 2010	100%
Affiliates
Beijing Modo Media Co., Ltd. (“Beijing Modo”)	August 4, 2015	30%
Shanghai Yisheng Network Technology Co., Ltd. (“Yisheng”)	November 22, 2007	20%
Bale Interactive (Beijing) Culture Media Co., Ltd. (“Bale”)	April 10, 2012	7%

Business developments

Following a major strategic shift in 2011, the Group (1) appointed Shanghai Shengyue Advertising Ltd. (“Shengyue”), a wholly owned subsidiary at that time of Shanda Interactive Entertainment Limited (“Shanda”), a leading interactive entertainment media company in China, as the Group’s primary agent for the sale of online advertising services, and (2) changed its business focus from purchasing long-form licensed video content to relying on UGC and short-form video content.  Shengyue operated an advertising system known as Application Advertisement (“AA”) and charged advertisement fees to its end customers based on the advertising effects, including but not limited to views, clicks, responses, etc. (“performance advertisement”).  After the appointment of Shengyue as its primary sales agent, the Group relied on Shengyue to sell online advertising services for all but a small portion of its capacity and relied upon contract terms which provided for fixed minimum advertising revenue guarantees.  This business strategy involving Shengyue continued through mid-2014, at which time the Group ceased its relationship with Shengyue. The Group generated advertising revenues of $12.4 million and $2.7 million from Shengyue for the years ended December 31, 2013 and 2014, respectively, representing 94.4% and 31.5% of net revenues, respectively, for those periods.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

Historically, including through early 2014, Shanda held a controlling ownership interest in the Group’s common shares.  As of December 31, 2013, Shanda’s equity interest in the Company was 70.5%.

2014 Share Purchase Transaction

On March 31, 2014, Shanda Media, the affiliate of Shanda directly owning Shanda’s share of the Company’s equity, entered into an agreement with Mr. Xudong Xu (“Mr. Xu”) to transfer approximately 41% of the Company’s total outstanding ordinary shares, or 1,938,360,784 shares, to Mr. Xu in exchange for a contemporaneously dated promissory note with a maturity of three years pursuant to which Mr. Xu committed to repay, in cash, the purchase value of the shares approximating $47 million (based upon an average of share prices immediately preceding the share transfer) to Shanda Media (the “Share Purchase Transaction”). The promissory note which was used by Mr. Xu to finance the purchase of the shares was accompanied by a share pledge in favor of Shanda Media. Additionally, Mr. Xu granted powers of attorney and voting proxy power to Shanda Media, exerciseable only upon occurrence of a continuing event of default, in order to more effectively secure the obligations to Shanda Media under the promissory note.  The share transfer was completed on April 3, 2014 and decreased Shanda’s ownership percentage to 29.5%, thus discontinuing Shanda’s controlling majority shareholder status.  At that time, Shanda ceased to be the controlling shareholder of the Group, but continued to be a related party.  As of December 31, 2014, Mr. Xu’s equity interest in the Company was 41%, and Shanda’s equity interest in the Company was 29%.

In connection with the Share Purchase Transaction, Shanda, through its affiliate, extended a loan of $3.2 million (RMB20.0 million) to the Group on April 3, 2014. This loan was interest-free and originally due on April 2, 2015. Shanda waived the Group’s obligation to repay this loan in order to satisfy one of the closing conditions under the share purchase agreement for the Share Purchase Transaction. Also, related party receivables due from an affiliate of Shanda, amounting to $1.2 million, were forgiven by the Group as a condition for receipt of the $3.2 million (RMB20.0 million) promised monies. The total net benefit, amounting to $2.0 million, from the aforementioned transactions was reflected as an equity contribution in the accompanying consolidated statement of shareholders’ deficit. On April 10, 2014, the Group received the cash of RMB20.0 million from Shanda.

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

The Share Purchase Transaction in early 2014 was undertaken in the context of adopting fundamental changes to the Group’s business strategy, with the following major changes having occurred since that time.

Advertising Agency Agreement with Shengyue

On April 30, 2014, the Group entered into a new advertising agency agreement with Shengyue, which was no longer owned by Shanda Interactive following Shanda Interactive’s sale of the business to an outside party (after the transfer of ownership, “New Shengyue”); accordingly, New Shengyue became an independent third party. Pursuant to the new agreement, the minimum guaranteed advertising revenue amount was substantially lower than that under the previous advertising agency agreement with Shengyue prior to March 31, 2014 (when Shengyue was a related party). This new advertising agency agreement was effective from April 25, 2014 and was to expire on December 31, 2014.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

On August 14, 2014, the Group sent a written notice to New Shengyue terminating the new advertising agency agreement. According to the notice of termination, the advertising agency agreement was terminated on August 28, 2014. There were no financial penalties associated with the termination payable by the Group. Contemporaneous with the termination of the new advertising agency agreement with New Shengyue, the Group re-evaluated the collectability of the remaining receivables from Shengyue associated with both the old and new advertising agency agreements (pre-April 2014 and post-April 2014) and concluded that such receivables were likely not collectible. This evaluation excluded amounts received in cash during the second quarter of 2014. The Group recorded a provision of $0.92 million (RMB5.71 million) for all remaining receivables under the old advertising agency agreement with Shengyue (emanating from the time Shengyue was owned by Shanda Interactive) during the second quarter of 2014 given the subsequent termination in August.  Following the termination, the Group further evaluated remaining receivables due pursuant to the new Shengyue advertising agreement and recorded a provision of $0.05 million (RMB0.35 million) in the third quarter of 2014 for all remaining receivables under the new advertising agency agreement with Shengyue that was terminated August 28, 2014.

Advertising Agency Agreement with Third Party Huzhong

On August 29, 2014, the Group entered into an advertising agency agreement with Huzhong Advertising (Shanghai) Ltd. (“Huzhong”), an unrelated third party, pursuant to which Huzhong agreed to act as the Group’s exclusive advertising agent for standard media resources and as a non-exclusive advertising agent for highly interactive advertising resources. According to the agreement, the Group guarantees a certain amount of web traffic per day. In return, Huzhong guarantees to the Group a minimum amount of advertising revenues per day. The minimum guarantee amount under this agreement is higher than that under the agency agreement with New Shengyue terminated on August 28, 2014. If the Group fails to meet the web traffic target, the minimum guarantee amount will be adjusted downward proportionally. Huzhong prepays 50% of the minimum guaranteed amounts with the Group prior to the beginning of each month, and the balance is settled monthly. The advertising agency agreement started on August 29, 2014 and will expire on December 31, 2017. In August 2015, the Group amended the agreement with Huzhong and raised the unit price for its advertising resources.

Revenue Sharing Cooperation with Qinhe

On April 30, 2014, the Group entered into an agreement with Shanghai Qinhe Internet Technology Software Development Co., Ltd., (“Qinhe”), a company controlled by Mr. Xu, which operates iSpeak, a social platform that allows users to engage in real-time online group activities through voice, text and video. This agreement committed the Group to assist Qinhe by providing online game marketing services via the direction of new customers from the Group’s video viewer base to Qinhe. Qinhe, in exchange, committed to share a portion of its profits that are generated from the Group’s video viewers who play Qinhe’s games after linking to them through advertisements on the Group’s websites. Profits are calculated as revenues from the games operated by Qinhe, net of licensing fees payable to game developers. The Group provided these game marketing services to Qinhe from April 3, 2014 onward.

On May 4, 2014, the Group entered into a separate agreement with Qinhe to provide interactive entertainment marketing services under a similar arrangement to that described above. Pursuant to this agreement, the Group agreed to share a certain percentage of Qinhe’s revenues generated from the Group’s video viewers who visited the iSpeak platform by linking thereto from advertisements on the Group’s website and who spent monies with iSpeak. On May 4, 2014, the Group started to provide these marketing services to Qinhe.

The Group generated promotional marketing revenues, classified as related party revenues, of $1.61 million and nil from Qinhe for the years ended December 31, 2014 and 2015, respectively, representing 18.80% and nil of net revenues, respectively, for those periods. Revenues for 2015 were nil as a result of the exit by Mr. Xu of his ownership in, and involvement with, the Company in early 2015.

2015 Developments and Share Re-Acquisition Transaction

On February 2, 2015, the Group entered into a loan agreement with Mr. Xu, pursuant to which Mr. Xu agreed to provide a loan of RMB30.0 million to the Group. The term of the loan was one year, with principal repayable at the maturity date of February 2, 2016. The loan bears interest at a rate of 6.5% per annum, payable at maturity. The Group received RMB30.0 million on March 4, 2015.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

On May 11, 2015, Mr. Xu consummated a share repurchase agreement with Shanda Media to sell the 1,938,360,784 ordinary shares of the Company originally acquired in the 2014 Share Purchase Transaction back to Shanda Media (the “Share Re-Acquisition Transaction”). In exchange for the shares re-acquired, the promissory note originally entered into on April 3, 2014, pursuant to which Mr. Xu had agreed to pay Shanda Media $47 million in exchange for the original acquisition of the shares was extinguished and Mr. Xu was fully released from the payment obligation. This shareholder-to-shareholder transaction did not have an effect on the Group’s financial statements insofar as the payment obligation from which Mr. Xu was released represented a negotiated amount between two willing and able parties and moreover simply represented, in substance, the rescission of the original Share Purchase Transaction.  After the share re-acquisition was completed, Mr. Xu ceased to be a shareholder of the Group and ceased to be a related party (Note 11). As of December 31, 2015, Shanda’s equity interest in the Company was 71%.

Subsequent to the Share Re-acquisition Transaction, the revenue sharing agreements and cooperation with Qinhe were terminated.

In connection with the Share Re-Acquisition Transaction, on May 12, 2015, Mr. Xu transferred all of the rights and obligations relating to his loan to the Company to Shanda Computer (Shanghai) Co., Ltd. (“Shanda Computer”), a wholly owned subsidiary of Shanda, in exchange for a payment from Shanda Computer to Mr. Xu of RMB 30.3 million representing principal and accrued unpaid interest.  Accordingly, Shanda Computer became the counterparty to the related party loan (Note 11) and effectively re-financed the loan to the Company. The terms of and the rate associated with the loan were not changed at the time of Shanda Computer’s assumption of the creditor role. In January 2016, the Company and Shanda Computer reached an agreement to extend the loan maturity date to later in 2016 (Note 20); the terms of and the rate associated with the loan were not changed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)                                 Basis of presentation; liquidity and going concern

The accompanying consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of consolidated financial statements in conformity with US GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities at the dates of the financial statements. Significant accounting estimates reflected in the Company’s financial statements include allowances for doubtful accounts, assessments of impairment for long-lived assets and investments in affiliates, useful lives for property and equipment, share-based compensation expense, loss contingencies, and the amortization period for a long-term service obligation to a related party affiliate. Actual amounts may differ from these estimates under different assumptions or conditions.

The Group has incurred significant net losses and negative cash flows from operations in each of the three most recent years. As of December 31, 2015, the Group had cash and cash equivalents of $7.7 million, had an accumulated deficit of $189.1 million, reported a working capital deficit of $6.0 million, and had negative operating cash flows of $1.5 million for the year then ended. Following several years of gross losses, the Group generated gross profit in 2015; however, the Group continues to generate operating losses and net losses. Despite the trend of improvement towards reduced losses, substantial doubt exists as to the Group’s ability to continue as a going concern, primarily due to (a) uncertainties associated with the amount of and growth in revenues from (i) an advertising agency agreement with Huzhong, the Company’s new third party advertising agent since late August 2014 and (ii) other sources; and (b) uncertainties as to the availability and timing of additional financing with terms acceptable to the Company. A shift towards generation of operating cash inflows is dependent upon successful execution with respect to growth in revenues, diversification of revenue sources, and continued reduction of controllable costs.

The Group expects to derive its 2016 revenues from Huzhong. Revenue amounts and growth in revenues depend on achievement of the guaranteed amounts of web traffic per day and contractual terms agreed to with Huzhong. There is no assurance that the Group will be able to negotiate and procure additional financing from related parties, or from third parties, as was recently carried out with a related party loan procured from Mr. Xu which was subsequently re-financed via an affiliate of Shanda.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

In order to reduce operating cash outflows, the Group reduced its headcount by approximately 40% in various departments in April 2014. The Group has also taken other cost reduction measures, including improving the efficiency of its network to reduce infrastructure costs, reducing capital expenditures, and reducing content acquisition costs.

The foregoing factors raise substantial doubt about the Group’s ability to continue as a going concern. In order to continue its operations, the Group must generate sufficient revenues, reduce costs, and/or raise more funds to achieve profits and positive cash flows.

(2)                              Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, and VIEs. All inter-company transactions and balances have been eliminated upon consolidation. Affiliated companies in which the Company has partial ownership and controls more than 20% but less than 50% of the investment are accounted for using the equity method of accounting. The Company’s share of earnings (losses) of such equity investments is included in the accompanying consolidated statements of operations and comprehensive loss; the carrying value of such investments was $168,610 as of December 31, 2015 (2014: nil).

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

To comply with PRC laws and regulations that prohibit or restrict foreign ownership of companies that provide advertising services and hold Internet Content Provider licenses and/or Licenses for Transmission of Audio-Visual Programs through the Internet, the Group conducts substantially all of its advertising business through its VIEs. The paid-in capital balances of VIEs Ku6 Beijing Information, Ku6 Network and Ku6 Culture were funded by the Company through loans extended to authorized individuals (“nominee shareholders”); Tianjin Information was incorporated by Ku6 Beijing Information.

The Company has various agreements with its VIEs, through which the Company holds all the variable interests of the VIEs and has the power to direct the activities of the VIEs. Consequently the Company is the primary beneficiary of these VIEs. Details of certain key agreements with the VIEs are as follows.

Loan Agreements. Beijing Technology, Kusheng and Tianjin Technology (the “Subsidiaries”) have granted interest-free loans to the nominee shareholders with the sole purpose of providing funds necessary for the equity capital of Ku6 Beijing Information, Ku6 Network and Ku6 Culture. The portions of the loans for equity capital are eliminated with the capital of Ku6 Beijing Information, Ku6 Network, and Ku6 Culture in consolidation. The interest-free loans to the nominee shareholders of Beijing Information, Ku6 Network and Ku6 Culture as of December 31, 2015 were RMB20 million, RMB10 million and RMB1 million, respectively. Beijing Technology, Kusheng and Ku6 Culture are able to require the nominee shareholders to settle the loan amount through the entire equity interests of Ku6 Beijing Information, Ku6 Network and Ku6 Culture and nominate someone else to hold the shares on Beijing Technology, Kusheng and Ku6 Culture’s behalf.

Proxy Agreements. The nominee shareholders of the VIEs irrevocably appointed the Subsidiaries’ officers to vote on their behalf on all matters they are entitled to vote on, including matters relating to the transfer of any or all of their respective equity interests in the VIEs, making all the operational and financial decisions, and the appointment of the directors, general managers and other senior management of the VIEs.

Equity Interest Pledge Agreements. The nominee shareholders of the VIEs have pledged their respective equity interests in the VIEs as collateral to secure the nominee shareholders’ obligations under other agreements and for the payment by the VIEs under the exclusive business cooperation agreements and the loan agreements. The pledges have been registered with the applicable local branches of the State Administration for Industry and Commerce. The nominee shareholders of the VIEs cannot sell or pledge their equity interests to others without the approval from the Subsidiaries, and the nominee shareholders of the VIEs cannot receive any dividends without the approval of the Subsidiaries.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

Exclusive Call Option Agreements. The nominee shareholders of the VIEs granted the Subsidiaries the exclusive and irrevocable right to purchase from the nominee shareholders, to the extent permitted under PRC laws and regulations or at the request of the Company, all of the equity interests in these entities for a purchase price equal to the amount of the registered capital or at the lowest price permitted by PRC laws and regulations. The Subsidiaries may exercise such options at any time. In addition, the VIEs and their nominee shareholders agreed that without the Subsidiaries’ prior written consent, they will not transfer or otherwise dispose of the equity interests or declare any dividends.

Exclusive Business Cooperation Agreements. The Subsidiaries are the exclusive provider of technical, consulting and related services and information to the VIEs.  Under these arrangements, the Subsidiaries have the unilateral right to charge service fees to the VIEs to recover substantially all of the VIEs’ profits.

As a result of the above contractual agreements, the Company determined that it has the power to control the economic activities most significant to the VIEs and is the primary recipient of the economic rewards or risks, as the case may be.  As such, the Company consolidates the VIEs as required by ASC 810-10.

As of December 31, 2014 and 2015, the assets of the VIEs were as follows:

	December 31, 2014	December 31, 2015

Cash and cash equivalents	2,329,590	153,648
Accounts receivable	105,762	68,347
Amounts due from related parties	501	415
Property and equipment	171	—
Investment in affiliates	—	168,610
Deposits and other non-current assets	321,709	—
Total assets	2,757,733	391,020

These balances are reflected in the Group’s consolidated financial statements with intercompany transactions eliminated. Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets freely transferred out of the VIEs. Therefore, the Company considers that there is no asset in any of its consolidated VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC additional paid-in capital of the VIEs in the amount of $4.8 million as of December 31, 2015 (2014: $4.9 million).

As all the VIEs are incorporated as limited liability companies under PRC Company Law, creditors thereof do not have recourse to the general credit of the Group for any of the liabilities of the VIEs. As of December 31, 2014 and 2015, the liabilities of the VIEs were as follows:

	December 31, 2014	December 31, 2015

Accounts payable	250,084	246,235
Amounts due to related parties within the Group	20,235,986	19,382,456
Accrued expenses and other current liabilities	1,283,410	244,666
Other payables due to related parties within the Group	8,413,361	8,502,294
Current portion of service obligation to related party affiliate	—	24,700
Total current liabilities	30,182,841	28,400,351
Long-term service obligation to related party affiliate	—	160,548
Total liabilities	30,182,841	28,560,899

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

As of December 31, 2015, the total deficit of the VIE subsidiaries was $28.2 million (2014: $27.4 million).

For the years ended December 31, 2013, 2014 and 2015, the summarized operations of the VIEs were as follows:

	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015

Net revenue	14,483,007	8,850,824	11,680,860
Net profit (loss)	4,746,859	(910,807)	(2,217,143)

Currently there is no contractual arrangement that requires the Company to provide additional financial support to the VIEs. However, as the Company is conducting online business substantially through the VIEs, the Company has, in the past, provided and will continue to provide financial support to the VIEs considering the business requirements of the VIEs and the Company’s own business objectives in the future, which could expose the Company to a loss. For the year ended December 31, 2015, the net revenue of VIEs included charges from the VIEs to the wholly owned subsidiaries of the Company in the amount of $1.5 million for services provided by the VIEs as requested by the local authorities (2013 and 2014: $2.3 million and $2.6 million). The VIE revenue charge and derecognition of aged operating liabilities resulted in the net profit of the VIEs for the year ended December 31, 2013.

Please refer to “Contingencies” under Note 19 for risks relating to the VIE arrangements.

(3)                                 Significant risks and uncertainties

The Group participates in a dynamic high technology industry and believes that, in addition to the factors relating to the substantial doubt regarding going concern, changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: i) changes in the overall demand for services and products; ii) changes in business offerings; iii) competitive pressures due to new entrants; iv) advances and new trends in new technologies and industry standards; v) changes in bandwidth suppliers; vi) reliance on Huzhong for the Group’s revenue; vii) regulatory considerations; viii) copyright regulations; and ix) risks associated with the ability to attract and retain employees necessary to support growth.

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

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

Level 3 includes unobservable inputs that reflect management’s judgments about the assumptions that market participants would use in pricing the assets or liabilities. Management develops these inputs based on the best information available, including their own data.

(5)                                 Business combinations and non-controlling interests

The Group accounts for business combinations using the purchase method of accounting. This method requires that the acquisition cost be allocated to the assets, including separately identifiable intangible assets, and liabilities the Company acquired based on their estimated fair values.

The Group follows ASC 805, “Business Combinations,” with respect to business combinations. Pursuant thereto, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent consideration and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest(s) in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

The Group follows guidance in ASC Topic 810 regarding non-controlling interests. Non-controlling interests are classified as a separate component within equity; however, such amounts were zero for all periods presented with respect to the accompanying consolidated balance sheet and consolidated statement of operations and comprehensive loss. Consolidated net income on a total enterprise basis is adjusted within the statement of operations and comprehensive loss for net income attributed to non-controlling interests and consolidated comprehensive income is adjusted for comprehensive income attributed to non-controlling interests; howevr, such amounts were zero for all periods presented.

(6)                                 Foreign currency translation

The functional currency and reporting currency of the parent company is the United States dollar (“U.S. dollar”). The Group’s Subsidiaries and VIEs use Renminbi (“RMB”) as their functional currency.

Assets and liabilities of the Subsidiaries and VIEs are translated at the current exchange rates quoted by the Federal Reserve Bank of New York in effect at the balance sheet dates, equity accounts are translated at historical exchange rates, and revenues and expenses are translated at the average exchange rates in effect during the reporting period to the U.S. dollar. Translation adjustments resulting from foreign currency translation to reporting currency are reported as cumulative translation adjustments and recorded in accumulated other comprehensive income (loss) in the consolidated statements of changes in shareholders’ deficit for the years presented.

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

Pursuant to the People’s Republic of China State Administration of Foreign Exchange (“SAFE”), the conversion of U.S. dollars to RMB is governed as to amount and a uniform exchange rate is set by the People’s Bank of China on a daily basis pegged to a basket of major currencies.  Correspondingly, RMB to U.S. dollar conversion does not carry the same ease as conversion may with other major currencies.  The rates of exchange for the U.S. dollar used for translation purposes were RMB 6.2046 on December 31, 2014 and RMB 6.4778 on December 31, 2015.  The average rates of exchange for the U.S. dollar used for translation purposes were RMB 6.1620 and RMB 6.2831 for 2014 and 2015, respectively.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

(7)                                 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments placed with bank or other financial institutions with no restriction to withdrawal or use, which have original maturities of three months or less.

Included in cash and cash equivalents are cash balances denominated in RMB of approximately RMB45,692,943 and RMB21,691,760 (equivalent to approximately $7,053,757 and $3,496,083) as of December 31, 2015 and 2014, respectively.

(8)                              Allowances for doubtful accounts

The Group determines allowances for doubtful accounts when facts and circumstances indicate that receivables are unlikely to be collected by taking into account an aging analysis of receivable balances, historical bad debt records, repayment patterns, and other factors such as the financial conditions of customers.  In 2014, the Group recorded a provision of $0.97 million for all remaining receivables under the old and new advertising agency agreements with Shengyue based on the termination of a business relationship in August 2014 (Note 1).

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

The Group continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the Group’s carrying value and the financial condition, operating performance and near term prospects of the investee. In addition, the Group considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date, and the Group’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. There were no impairments of such investments for the years ended December 31, 2013, 2014 and 2015 (Note 6).

One of the Group’s affiliate investments accounted for by the equity method of accounting, an investment in Beijing Modo, was not financed through cash funding provided by the Group, but rather was financed through the assumption by the Group of a commitment to provide technical services to the investee over an assumed period of time in exchange for a 30% equity interest (Note 6).

(10)                          Property and equipment, net

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the following estimated useful lives:

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

Furniture and office equipment	3 years
Telecommunications equipment	3 years
Leasehold improvements	Lesser of original lease term or estimated useful life

Expenditures for maintenance and repairs are expensed as incurred. Gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations as a component of general and administrative expenses.

(11)                          Acquired intangible assets, net

An intangible asset is required to be recognized separately from goodwill in a purchase business combination based on its estimated fair value if such asset arises from a contractual or legal right or if it is separable as defined by ASC 805. Acquired intangible assets previously recorded consisted of intangible assets with finite lives, as detailed in Note 5, acquired through direct purchases and various business acquisitions and were amortized on a straight-line basis over their estimated useful economic lives.  As further described in Note 5, the Group provided a full impairment provision on its intangibles in 2013; net book value was zero as of both December 31, 2014 and 2015.

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

During each of the three years ended December 31, 2015, video production and acquisition costs did not meet the criteria for capitalization and as a result all the video production costs were expensed as incurred.

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

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

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

In the quarter ended December 31, 2013, considering facts and circumstances regarding future revenues and cash flows described in Note 1 underpinning substantial doubt about the Group’s ability to continue as a going concern, which had developed adversely by that time, the Group recorded an impairment charge to write off, in its entirety, the reporting unit’s (the entire Group)’s goodwill by $6.2 million. See Note 7 for additional information.

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

The Group recognized a full impairment loss of $21.0 million for its acquired intangible assets in 2013, based upon substantial uncertainties surrounding future revenues and cash flows, and the concomitant uncertainty associated with recovering various assets regarding future net cash inflows and an assessment of reduced expectations for the Group’s future projected results of operations.  No impairment was provided on fixed assets as the carrying value of fixed assets was less than fair value. There was no impairment loss recorded in 2014 or 2015.

(15)                          Financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, prepayments and other current assets, amounts due from/to related parties, accounts payable, related party loan, and accrued expenses and other current liabilities. As of December 31, 2014 and 2015, their carrying values approximated their fair values because of their generally short maturities. There were no financial assets or liabilities that were measured at fair value at December 31, 2014 or 2015.

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

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

The Group makes credit assessments of customers to assess the collectability of contract amounts prior to entering into contracts. For those contracts for which the collectability is assessed as not reasonably assured, the Group recognizes revenue only when cash is received and all revenue recognition criteria are met.

Online advertising services

The Group derives the majority of its revenue from online advertising services, where advertisers (including third parties and related parties) pay to place their advertisements on the Company’s online video platform in different formats. Such formats include but are not limited to banners, buttons, links, and pre-roll or post-roll video advertisements.

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

The Group’s online advertising services revenue is principally generated under fixed-term contracts with specific advertising agent customers serving as intermediaries between the Group and ultimate advertisers; these fixed-term contracts were responsible for substantially all of the Group’s online advertising services revenue in 2013 and 2014 and all of its online advertising services revenue in 2015.  Under two prior arrangements with Shengyue, the Group’s previous exclusive ad agent for standard advertising resources and non-exclusive ad agent for highly interactive advertising resources, which terminated by August 2014 (Note 1), and the Group’s current arrangement with ad agent Huzhong (exclusive for standard advertising resources and non-exclusive for highly interactive advertising resources), which started on August 29, 2014 and will expire on December 31, 2017 (Note 1), the arrangements included (include) guaranteed minimum advertising revenues and sharing of excess advertising revenues, as well as web traffic or video view targets to be met by the Group.

In the case of Shengyue, guaranteed minimum advertising revenues were not subject to downward adjustment under the old agreement which expired in early 2014 (Note 1).  Under a new agreement with New Shengyue consummated in April 2014 but terminated in August 2014 (Note 1), guaranteed minimum advertising revenues were proportionally adjusted downward if there was a shortfall relative to web traffic or video view targets.  For the Shengyue arrangements (both old and new), excess advertising revenues were calculated after deducting commission fees earned by Shengyue based upon increasing percentages for additional tiers (layers) of revenues in excess of the guaranteed amounts. There were no commission fees incurred for any historical periods, as the Group earned only the minimum guaranteed revenues in 2013 and 2014. In the case of Huzhong, the guaranteed minimum daily advertising revenues are based upon daily web traffic targets agreed to by the Group and Huzhong, and revenues are proportionally adjusted downward or upward relative to the guaranteed minimums should web traffic fall short of or exceed the agreed upon targets.  During 2014, the Group did exceed targets on certain occasions resulting in an insignificant additional amount of revenue; there were no excess amounts in 2015.  Unlike the Shengyue arrangements, which were settled in arrears, the Huzhong arrangement provides for payment of 50% of the guaranteed minimum daily amounts for a month prior to the beginning of the month, with final settlement determined between the parties at the end of the month.  These prepayments are recorded as advances from customers until recognised as revenue. Guaranteed advertising revenues and any excess advertising revenues net of commission fees are recognized ratably over varying service periods as governed by the specific agreements, as the Group is able to timely obtain information to determine historical advertising revenues as a basis for preparing financial statements.

The Group reports the revenue earned from both related (Shengyue) and third party (New Shengyue and Huzhong) ad agencies based on the net amount after considering the indicators to record revenue gross versus net set forth in ASC 605-45, “Principal Agent Considerations.”   A principal factor considered is the fact that the advertising agents establish prices with ultimate end customers wishing to place advertisements and the Group is not able to influence such pricing.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

Promotional marketing services

The Group derived a portion of its revenue from former related party Qinhe in exchange for interactive media and entertainment promotional marketing services provided by the Group to Qinhe in the second half of 2014. Revenues from Qinhe for 2015 were nil following the lapse of the agreements with Qinhe (Note 1).  The Group provided online game marketing services to Qinhe; in exchange, Qinhe shared a portion of its profits that were generated from the Group’s video viewers who played Qinhe’s games after linking to them through advertisements on the Group’s websites. Profits were calculated as revenues from the games operated by Qinhe, net of licensing fees payable to game developers. The Group also provided interactive entertainment marketing services to Qinhe; in exchange, Qinhe shared a certain percentage of Qinhe’s revenues generated from its video viewers who visited its proprietary social media platform by linking thereto from advertisements on the Group’s website and who spent monies with Qinhe.

Further to the interactive entertainment marketing services arrangement (but not the online game marketing arrangement), in September 2014 (Note 1) the Group signed a supplemental agreement providing Qinhe greater operational capabilities to manage and operate the ishow.ku6.com subdomain of domain ku6.com on its own in order to drive further user referrals. Pursuant to this supplemental agreement, Qinhe agreed to pay, and paid, for the fourth quarter of 2014 additional guaranteed revenue amounts, stated on a monthly basis and incremental to the revenue sharing determined on a percentage basis referenced in the foregoing paragraph.

Promotional marketing services revenues earned from Qinhe were recognized as services were delivered for online game and interactive entertainment marketing.  Shortly after the end of each month, with frequency sufficient to enable timely preparation of financial statements, the Group timely received a statement from Qinhe detailing the amount of shared revenue for each type of services.  Once amounts were reconciled to the Group’s records and agreed to, shared revenues were paid within 30 days.  With respect to the additional guaranteed revenue amounts mentioned in the foregoing paragraph, such amounts were recognized on a monthly basis as they were not dependent on underlying video viewer referrals.  The Group reports the revenue earned from Qinhe based on the net amount after considering the indicators to record revenue gross versus net set forth in ASC 605-45, “Principal Agent Considerations.” A principal factor considered is the fact that Qinhe establishes all pricing to end customers and the Group is not responsible for providing the content or services, only for driving video viewer referrals to Qinhe.

The Group derives a portion of its revenue from related party Beijing Modo, a business venture in which the group acquired in 2015, and held as of December 31, 2015, a 30% equity interest (Note 6), in exchange for the provision of interactive media and entertainment promotional marketing services to Beijing Modo.  These services commenced in the second half of 2015.  The Group provides user referrals of its video viewers to Beijing Modo; in turn, Beijing Modo shares a portion of its net revenues (gross revenues less operating costs) generated from the Group’s video viewers who subscribe to Beijing Modo’s interactive entertainment services offered on its proprietary social networking platform and spend monies (via the purchase of “virtual items”) with Beijing Modo.  The Group timely receives a statement proximate to the end of a month from Beijing Modo detailing the amount of shared revenue, which is recorded for the related period following reconciliation with the Group’s records and agreement of the amount.  Shared revenues are paid within 30 days.  The Group reports the revenue earned from Beijing Modo based on the net amount after considering the indicators to record revenue gross versus net set forth in ASC 605-45, “Principal Agent Considerations.” A principal factor considered is the fact that Beijing Modo establishes all pricing to end customers and the Group is not responsible for providing the content or services, only for driving video viewer referrals to Beijing Modo.

Costs of revenues (applicable to both online advertising revenues and promotional marketing revenues) consist primarily of employee salaries and benefits associated with platform operations, related share-based compensation, depreciation expenses, internet bandwidth costs, and video production costs.

(17)                          Product development expenses

Product development expenses consist primarily of salaries and benefits for product development personnel, including share-based compensation costs, and are expensed as incurred.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

(18)                          General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, bad debt provisions, litigation accruals, depreciation, amortization of intangible assets, professional service fees, share-based compensation, office rental fees, and other expenses.

(19)                          Selling and marketing

Selling and marketing expenses consist primarily of sales and marketing personnel payroll compensation and related employee costs, advertising and market promotion expenses, and other overhead expenses incurred by the Group’s sales and marketing personnel.

(20)                          Advertising costs

The Group expenses advertising costs as incurred. Total advertising expenses were $287,070, nil and $7,353 for the years ended December 31, 2013, 2014 and 2015, respectively, and were included in selling and marketing expenses.

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

(23)                          Taxation

Current income taxes are provided for on the taxable income of each subsidiary on the separate tax return basis in accordance with the relevant tax laws.  Deferred income taxes are provided using the liability method in accordance with ASC 740, “Income Taxes”. Under this method, deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements and net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period of change. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC 740-10-25 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Group does not have any liabilities for unrecognized tax benefits as of December 31, 2014 or 2015. Were the Group to have such liabilities, interest and penalties would be recognized in tax expenses.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Appropriations to these funds, if they occur, are classified in the consolidated balance sheets as statutory reserves; however, such reserves are zero. No appropriations were made during the years ended December 31, 2013, 2014 and 2015. There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group does not do so.

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

For each of the three years in the period ended December 31, 2015, the dilutive effect of potential ordinary shares was not factored into the calculation as a net loss was incurred in each period.

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

(28)                          Government subsidies

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

For the years ended December 31, 2013, 2014 and 2015, cash subsidies of $1,484,789, $135,265 and nil were recognized as other income, respectively (Note 10).

(29)                          Segment reporting

Based on the criteria established by ASC 280, the authoritative accounting guidance for segment reporting, the Group currently operates and manages its business as a single operating segment, “Advertising Services” (Note 2(16)).

(30)                          Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” or ASU 2014-09.  This update contains new accounting literature relating to how and when a company recognizes revenue.  Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. ASU 2014-09 is effective for the Group’s fiscal year beginning January 1, 2018, which reflects a one year deferral approved by the FASB in July 2015, with early application permitted provided that the effective date is not earlier than the original effective date (which would be the Group’s fiscal year beginning January 1, 2017). The Group is in the process of determining what impact, if any, the adoption of ASU 2014-09 will have on its financial statements and related disclosures. The standard permits the use of either the full retrospective or modified retrospective transition method. The Group has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40)”, or ASU 2014-15.  This update requires management of an entity to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued. The guidance is effective for fiscal years ending after December 15, 2016, or calendar 2017 for the Group.  Early adoption is permitted. The Group has completed is evaluation of the updated guidance and has concluded that, insofar as current facts and circumstances raise substantial doubt about the Group’s ability to continue as a going concern, assuming these facts and circumstances continue to prevail, the Group will be required to provide the additional qualitative disclosures regarding substantial doubt and the facts contributing thereto as called for in the updated guidance.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis,” or ASU 2015-02. ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. ASU 2015-02 will be effective for periods beginning after December 15, 2015, for public companies, or calendar 2016 for the Group. Early adoption is permitted, including adoption in an interim period. The Group has completed its evaluation and has concluded that the updated guidance will not alter its consolidation conclusions.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes,” or ASU 2015-17.  This guidance was issued to simplify the presentation of deferred income taxes. The amendments in ASU 2015-17 require deferred tax assets and liabilities to be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Company has completed its evaluation of the impact of the updated guidance and has concluded that it will not impact the consolidated financial statements.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

In February 2016, the FASB issued ASU 2016-02, “Leases”. Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on the balance sheet. The updated guidance also expands the required quantitative and qualitative disclosures surrounding leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted; hence, it applies to the Group beginning with calendar 2019. The Group is in the process of evaluating the impact of the adoption of this update on its consolidated financial statements and related disclosures.

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of:

	December 31, 2014	December 31, 2015

Staff advances and other receivables	186,950	265,739
Prepaid expenses	192,379	185,500
Advances to suppliers	111,026	76,461
	490,355	527,700

4. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consists of:

	December 31, 2014	December 31, 2015

Furniture and office equipment	844,028	596,598
Telecommunications equipment	4,715,398	5,164,115
Leasehold improvements	1,371,744	1,328,176
	6,931,170	7,088,889
Less: Accumulated depreciation	(6,637,603)	(6,574,316)
	293,567	514,573

Depreciation expense for the years ended December 31, 2013, 2014 and 2015 was $1,829,963, $1,048,398 and $543,861, respectively.  Total property and equipment disposal gains in 2013, 2014, and 2015 were $237,874, $403, and $114,379, respectively (sales proceeds less zero remaining net book value).  These gains mainly related to the disposal of computer hardware and networking equipment and are included as a component of general and administrative expenses.

5. ACQUIRED INTANGIBLE ASSETS, NET

	December 31, 2013
	Gross carrying amount	Accumulated amortization	Impairment	Net carrying amount

Trademark	24,901,940	(4,876,630)	(20,025,310)	—
Technology	2,197,230	(1,229,403)	(967,827)	—
	27,099,170	(6,106,033)	(20,993,137)	—

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

The Group’s acquired intangible assets were fully impaired in 2013.  At December 31, 2013, 2014 and 2015, net book value of intangible assets was zero.  Amortization expenses for the years ended December 31, 2013, 2014 and 2015 were $1,558,987, nil and nil, respectively.

As of December 31, 2013, based upon the evolution by that time of the facts and circumstances described in Note 1 (related to the Group’s going concern uncertainty) which involved significant uncertainty regarding future net cash inflows and an assessment of reduced expectations for the Group’s future projected results of operations, the trademark and technology intangible assets were determined to be fully impaired. This assessment was reached after determining that the future undiscounted cash flows expected to be recovered from these assets were significantly less than the carrying value thereof.  In arriving at this conclusion, the Group considered the persuasive evidence of future discounted cash flows implied by the Group’s public share price and its market capitalization (a market based approach, as a per-share price can be interpreted as evidence of discounted future cash flows). However, management concluded, given the significant changes commenced with respect to the Group’s business model (changes to the Shengyue advertising arrangements and cost reductions) in early 2014, that an income approach was warranted as it related to the Group’s intangible assets and goodwill. The Group’s public share price and market capitalization at December 31, 2013 did not fully incorporate the reduced expectations and/or significant uncertainties regarding future revenues and cash flows associated with the strategic changes commenced in early 2014. Therefore, in management’s judgment, an income approach to valuation was necessary to adequately take into account the Group’s business challenges and associated liquidity concerns, regardless of the positive evidence supplied by a market capitalization view.

Projections of future cash flows related to the asset group (the entire company, or the Group’s sole reporting unit, where the trademark intangible is the primary asset) were prepared; these projections took into account the uncertainties associated with future revenues and cash flows.  The analysis indicated that the future undiscounted cash flows were significantly less than the Group’s carrying value. Accordingly, further analysis, using a discount rate representing the Group’s cost of equity capital plus an appropriate risk premium calibrated to the significant uncertainties associated with future cash flows and unproven changes to the business model, was undertaken to compute the present value of the undiscounted cash flows. Based on this analysis, it was indicated that the entire amount of intangible assets was impaired.  However, considering relevant U.S. GAAP provides that impairment charges are allocated amongst the assets comprising an asset group on the basis of relative carrying value, the Group did not provide any impairment on other long lived assets or fixed assets as available market evidence indicated that those assets had fair values which exceeded their carrying values and were therefore individually recoverable. The Group recorded a further significant impairment charge for goodwill in 2013 (Note 7).

6. INVESTMENTS IN AFFILIATES

Investment in Yisheng

The Group holds a 20% equity interest in Yisheng, an online audio business, over which it exercises significant influence. Accordingly, the Group accounts for this investment under the equity method.  The carrying value of the investment, and equity in losses of the affiliate, were zero for all periods presented.  The Group has no obligation to fund continuing losses of the investee.  The operations of the investee are insignificant to the Group.

Investment in Beijing Modo

In August 2015, the Company entered into an agreement with Beijing Catshow Media Co., Ltd (“Beijing Catshow”) and Beijing Jingying Crossing Performance and Arts Co., Ltd. (“Beijing Jingying”), pursuant to which the parties set up a new media company, Beijing Modo Media Co., Ltd. (“Beijing Modo”).  The new company operates a social networking platform which offers broadcasts of performances by modeling talent contributed by Beijing Catshow.  Customers are able to purchase virtual items on the social networking platform, such as for providing digital “gifts” to the modeling talent.

Beijing Jingying contributed cash of RMB 4.00 million ($0.62 million) to Beijing Modo.  Of this cash contribution, RMB 0.30 million ($0.05 million) and RMB 0.55 million ($0.08 million) were paid directly from Beijing Jingying to the Group and Beijing Catshow, respectively, for the two parties to each contribute their 30% and 55% shares of registered capital of RMB 1.00 million to the new business.  Beijing Jingying funded the remaining RMB 0.15 million ($0.02 million) of registered capital to Beijing Modo.  The remaining RMB 3.00 million ($0.46 million) of the total RMB 4.00 million ($0.62 million) cash contribution to Beijing Modo, after the registered capital funding previously described, was treated as capital surplus (additional paid-in-capital) of Beijing Modo. Beijing Jingying has a 15% equity interest, Beijing Catshow has a 55% equity interest, and Ku6 has a 30% equity interest.  The principal parties involved are Beijing Jingying, a party new to this type of business that was able to contribute cash, rather than know-how, and Beijing Catshow, which committed its own modeling talent (human capital) to act as hosts on the social networking platform of Beijing Modo.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

The Group (other than the registered capital payment contributed to it by Beijing Jingying) did not contribute cash to the business venture.  Rather, the Group contributed technology resources including technical support, R&D services, and website content support to Beijing Modo in exchange for its 30% equity interest. The Group cannot separately charge Beijing Modo for the technology services to be provided pursuant to the agreement as the receipt of the equity interest was agreed as fair consideration for the future services to be provided. Although a time period over which the future services are to be provided was not agreed amongst the investors or with Beijing Modo, the Group’s best estimate of the life of the business venture, and therefore the period of time over which technical services would be provided, was 10 years at the date of formation of Beijing Modo.

The Group determined that, while Beijing Modo was a VIE under the provisions of ASC 810-10, the Group is not the primary beneficiary, principally due to the fact the Group is the party contributing the least significant resources to Beijing Modo (the other parties hold 70% of the equity interest and contributed the necessary cash and human capital). The Group’s investment in Beijing Modo is represented by common shares, and it has the ability to exercise significant influence over operating and financial policies given the Group has one of three board seats and other privileges.

Considering the aforementioned factors, the Group applied the equity method of accounting to account for the investment in Modo.  The Group recorded an initial investment of RMB 1.2 million ($0.19 million) representing the Group’s 30% interest in the initial value of assets contributed, or RMB 4.00 million.  As a result of PRC company laws, the Group has a legal right to 30% of the Company total equity, regardless of which party funded the paid-capital and capital surplus. Offsetting the initial carrying value, the Group recognized a liability for the service obligation (both current and non-current portions) to Beijing Modo, due to the fact that the Group has a substantive obligation from inception to provide future services.  This service obligation liability is being derecognized over the estimated 10 year period.  The discharge of the service obligation was not specifically quantified as to volume of services, cost of the services, number of personnel to be employed, or timing of provision of services with the co-investors or with Beijing Modo.  Given the inability to conclude that services provided have a fixed or determinable recognition pattern, the Group concluded that, for purposes, amortization of the service obligation would be recorded in other income (expense), net on a straight-line basis over the estimated 10 year period.  This period will be re-evaluated in future periods and adjustments, if any, to the estimated service period will be accounted for prospectively.

The receipt of RMB 0.3 million ($0.05 million) directly from Beijing Jingying to fund the registered capital of Beijing Modo was recorded as a financing cash inflow, while the funding of the registered capital was recorded as an investing cash outflow.  The remaining RMB 0.9 million ($0.14 million) of the investment was not transacted using cash, but rather was financed with the balance of the service obligation.  Accordingly, the remaining RMB 0.9 million is a non-cash investing activity.

As of December 31, 2015 and for the year then ended, balances and activity related to the Group’s variable interest in Beijing Modo and the equity investment follow.

	December 31, 2014	Investments	Share of losses	Foreign currency translation	December 31, 2015

Equity interest in Beijing Modo	—	185,248	(16,879)	241	168,610
	—	185,248	(16,879)	241	168,610

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

The maximum exposure to loss as it relates to the Group’s variable interest in Beijing Modo is the recorded carrying value of the investment.  Insofar as the Group financed its participation in the business venture via the assumption of a service obligation for technology services, the maximum exposure to loss is limited to the remaining carrying value of the asset.  There are no, and the Group does not plan to enter into, any side arrangements with the co-investors regarding the financing or operations of Beijing Modo.  The Group, and its co-investors, severally and jointly have no legal obligation to fund future losses of Beijing Modo or contribute any further assets.  Any decisions to contribute further resources or assets to Beijing Modo will be solely at the discretion of the Group and/or the co-investors; any such decisions made by the Group at its own discretion could expose the Group to future losses.

Subsequent to December 31, 2015, the Group disposed of the Beijing Modo investment (Note 20).

Investment in Bale

On April 10, 2012, an equity investee in which the Group holds a 20% interest, Yisheng, disposed of a portion of its equity interest in Bale, an underlying company in which Yisheng maintained an investment, to the Group, resulting in the Group receiving 20% of Bale and having significant influence thereover.  This investment was originally classified as an equity method investment. The transfer was recorded at carrying value as, at the time, Yisheng and the Group were under the common control of Shanda.  The original cost basis recorded was zero due to the presence of accumulated losses.  Since the initial receipt of the investment, the carrying basis continued to be zero. On June 16, 2014, the Group entered into an agreement with YiYangLianDong (Beijing) Investment Consulting Co., Ltd (“YiYang”), owned by Mr. Yao Jianjiang, the founder and controlling shareholder of YiYang, to sell half of its interest (or 10% of the total equity interests) in Bale to YiYang at a price of RMB 9 million. The Group collected such amount on July 4, 2014 and the registration of this change with the local Administration for Industry & Commerce was completed on July 25, 2014. A net $1,451,979 (RMB 9,000,000) gain from the disposal of the Group’s equity interest in Bale to YiYang was realized.  Subsequent to this transaction, Bale issued additional shares to other parties, resulting in further dilution of the Group’s equity interest to 7%.  Following the sale of half of the Group’s interest and a reduction in the Group’s involvement with Bale, the investment was re-classified as a cost method investment.  The carrying value was zero for all periods presented.

7. GOODWILL

The changes in the carrying amount of goodwill are as follows.

December 31, 2012	6,232,770
Impairment	(6,232,770)
December 31, 2013	—
Impairment	—
December 31, 2014	—
Impairment	—
December 31, 2015	—

ASC Topic 350 requires that the goodwill impairment assessment be performed at the reporting unit level. The Group has one reporting unit, which is equivalent to the consolidated Group, as the Group has only one operating segment.  As of December 31, 2013, based upon the evolution by that time of the facts and circumstances described in Note 1 (related to the Group’s going concern uncertainty) which involved (and continue to involve) significant uncertainty regarding future net cash inflows and an assessment of reduced expectations for the Group’s future projected results of operations, management concluded that observable market data was of substantially reduced relevance in terms of indicating a fair value of the reporting unit.  Regardless of the Group’s public share price at that time, the existence of liquidity difficulties and the necessity of adopting changes to the business model to enhance the Group’s prospects were more compelling than a pure market approach analysis.  The Group’s public share price at December 31, 2013 did not incorporate the reduced expectations and uncertainties regarding the amount and timing of future revenues and cash flows associated with the early 2014 significant shifts in business strategy (such as changes to the Shengyue arrangements and cost reduction measures) described in Note 1. Given the substantial dependence of the Group’s future revenues and cash flows upon changes to its business model and new agreements with different parties providing for future revenues, an income approach was adopted as the basis for the evaluation.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

In estimating the fair value of the reporting unit in the first step of the impairment test, significant management judgement was required. The underlying assumptions used in the first step of the impairment test considered the forecasted cash flows of the Group, which were subject to further significant reduction through a discount rate in excess of 20% which considered the Group’s cost of capital and a risk premium calibrated to the significant uncertainty associated with the Group’s future revenue generating plans and business model.  The most significant computational factors were the future projected revenues and the discount rate. The Group determined that the fair value of the reporting unit was less than the carrying value, which required performance of the second step of the impairment test.  In the performance of the second step of the impairment test, it was determined that the fair values of other assets subsumed the fair value of the reporting unit, implying the fair value of goodwill was zero. As a result, the Group impaired all of the goodwill and recorded $6,232,770 of impairment expense in 2013.

8. FAIR VALUE MEASUREMENTS

As of December 31, 2014 and December 31, 2015, the carrying amounts of the Company’s cash and cash equivalents, accounts receivable, prepayments and other current assets, amounts due from/to related parties, accounts payable, related party loan, and accrued expenses and other current liabilities approximated fair value due to their short maturities. Accounts receivable, prepayments and other current assets, amounts due from/to related parties, accounts payable, and accrued expenses and other current liabilities, which are measured at carrying value, would represent Level 3 fair value measurements if carried at fair value due to the presence of significant unobservable inputs. As of the same dates, the Company’s cash equivalents would have represented either Level 1 or Level 2 measurements depending on the presence of significant observable inputs such as interest rates. There are no financial assets or liabilities that are being measured at fair value on a recurring basis at December 31, 2014 or December 31, 2015.

During the years ended December 31, 2013, 2014 and 2015, the Group recognized impairment losses of $21.0 million, nil and nil for its intangible assets, respectively, and recognized a full impairment loss of $6.2 million for goodwill in 2013.  The Group has not presented tabular disclosures or further qualitative information regarding fair value for these long-lived Level 3-classified assets because the related assets were fully written off in 2013 and the related fair values are zero. See Notes 5 and 7 for additional information, including rollforward information pertaining to the assets.

9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of:

	December 31, 2014	December 31, 2015

Accrued professional service fees	1,604,240	1,506,743
Accrued welfare benefits	1,289,157	1,229,205
Accrued litigation provision	1,653,032	1,002,284
Accrued promotion expenses	—	639,104
Accrued payroll	452,583	523,887
Advances from customers	191,022	135,533
Indirect taxes payable	297,293	57,268
Other accrued expenses	492,837	595,584
	5,980,164	5,689,608

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

10. OTHER INCOME, NET

	Year ended	Year ended	Year ended
	December 31, 2013	December 31, 2014	December 31, 2015

Reimbursement from depository bank related to ADR program	240,470	92,144	117,349
Sub-lease income	317,915	276,895	75,313
Gain on derecognition of long-aged operating liabilities	2,938,250	206,533	13,891
Government subsidies	1,484,789	135,265	—
Provision for Seed Music receivable (related party)	(980,000)	—	—
Other	99,615	35,121	(3,971)
Total	4,101,039	745,958	202,582

For the year ended December 31, 2014, gains arising from derecognition of long-aged operating liabilities of $206,533 were recognized related to write-offs of sales rebate payables included in accounts payable in 2014. Amounts related to 2015 were insignificant.  For the year ended December 31, 2013, a gain arising from derecognition of long-aged operating liabilities of $2,938,250 was recognized. These amounts included $1,077,242, $818,914 and $1,042,094 in write-offs of sales rebate payables (included in accounts payable), third-party commissions (included in accounts payable), and other accrued expenses payable. The write-offs in 2013 and 2014 all related to the Group’s previous (pre-2011) advertising sales business model. These amounts were significantly aged and have been monitored through time; based upon no or very little further claims activity, payment was judged to be remote based upon the Group’s policies and past experience.

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

11. RELATED PARTY TRANSACTIONS AND BALANCES

Current Related Parties

The following entities were related parties of the Group as of December 31, 2015.

Entity	Relationship to Ku6 Media Co., Ltd.
Shanda Interactive Entertainment Limited (“Shanda”)	Largest shareholder
Shanda Computer (Shanghai) Co., Ltd. (“Shanda Computer”)	Wholly owned affiliate of Shanda
Shanghai Shanda Network Development Co., Ltd. (“Shanda Network”)	Wholly owned affiliate of Shanda
Shanda Media Group Ltd. (“Shanda Media”)	Wholly owned affiliate of Shanda
Shanda Capital Ltd. (“Shanda Capital”)	Wholly owned affiliate of Shanda
Shanghai Shengle Information Technology Co., Ltd. (“Shengle”)	Wholly owned affiliate of Shanda
Shanghai Shengjin Software Development Co., Ltd. (“Shengjin”)	Wholly owned affiliate of Shanda
Shanghai Sheng Payment Services Co., Ltd. (“Sheng Payment”)	Wholly owned affiliate of Shanda
Beijing Modo Media Co., Ltd. (“Beijing Modo”)	Equity investee (30% interest)
Shanghai Yisheng Network Technology Co., Ltd. (“Yisheng”)	Equity investee (20% interest)

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

Former Related Parties

Due to the Share Re-Acquisition Transaction conducted by Shanda Media and Mr. Xu in May 2015, and certain sale transactions conducted by Shanda in 2014 resulting in Shanda’s disposal of certain of its affiliates to third parties, the following entities were in the past but are no longer related parties of the Group.

Entity	Relationship to Ku6 Media Co., Ltd.
Xu Xudong (“Mr. Xu”)	Former significant shareholder until May 2015 and former CEO
Shanghai Qinhe Internet Technology Software Development Co., Ltd. (“Qinhe”)	Wholly owned affiliate of Mr. Xu
Shanghai Shengyue Advertising Co., Ltd. (“Shengyue”)	Wholly owned affiliate of Shanda until April 2014 sale to a third party
Shanghai Shulong Computer Technology Co., Ltd. (“Shanghai Shulong Computer”)	Consolidated affiliate of Shanda Games Limited (no longer owned by Shanda Interactive)
Hurray! Media Co., Ltd.	Wholly owned affiliate of Shanda until May 2014
Shanda Games Limited (“Shanda Games”)	Majority owned affiliate of Shanda Interactive until September 2014

Annual Related Party Activities

During the years ended December 31, 2013, 2014 and 2015 significant related party and former related party transactions were as follows.

	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015

Online advertising revenue from Shengyue (Note A)	12,404,031	2,703,492	—
Promotional marketing revenue from Qinhe (Note A)	—	1,613,606	—
Promotional marketing revenue from Beijing Modo (Note A)	—	—	115,715
Sub-lease income from Sheng Payment	—	—	5,231
Technical service fees in cost of revenues paid to Shanda Network (Note B)	335,504	673,899	510,854
Technical service fees in cost of revenues payable but forgiven by Shanda Network (Notes B, C)	—	235,876	—
Rental fee payable but forgiven by Shanda Network (Note C)	—	170,086	—
Rental fee payable but forgiven by Shengjin (Note C)	—	23,926	—
Interest expense payable but forgiven by Shanda Media Group Ltd. (Note C)	—	375,000	—
Receivables due from Hurray! Media Co., Ltd. but forgiven as to repayment (Note C)	—	1,246,641	—
Purchase of equipment from companies under control of Shanda	188,334	—	—
Purchase of fixed assets from Shanda Network (Note B)	—	—	763,038
Equity contribution from Shanda (Note C)	—	5,847,070	—
Loan borrowing from Mr. Xu (Note E)	—	—	4,631,190
Loan repayment from Shanda Capital Limited (Note D)	—	470,000	—
Loan repayment from Shanda Games Limited	3,300,000	—	—
Loan repayment to Shanghai Shulong Computer	3,303,760	—	—
Loan to Shanda Capital Limited	13,865	—	—
Interest income from Shanda Games Limited	14,236	—	—
Interest income from Shanda Capital Limited (Note D)	14,620	3,388	—
Interest expense for loan from Mr. Xu subsequently refinanced by Shanda Computer (Note E)	—	—	260,830
Interest expense for loans from Shanghai Shulong Computer and Shanghai Shulong	16,365	—	—
Assumption of liability for service obligation to Beijing Modo (Note 6)	—	—	185,248

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

During 2014, the Company entered into two agreements and a supplemental agreement with Qinhe, a company controlled by Mr. Xu, stipulating the provision of promotional marketing services (Notes 1 and 2(16)). In early 2015, following the Share Re-Acquisition Transaction conducted by Shanda Media and Mr. Xu, the agreements with Qinhe were terminated.

In August 2015, the Group, along with co-investors, set up a new media company, Beijing Modo, in which the Group holds a 30% equity interest (Note 6). The Group is obligated to provide future technology services to Beijing Modo.  Additionally, the Group entered into an agreement with Modo under which the Group shares a portion of Beijing Modo’s revenue related to referrals of video viewers from the Group’s website who spend monies with Beijing Modo.

Note B.  In April 2013, the Group entered into a technical services agreement with Shanda Network, which continued in 2014. Pursuant to this agreement, Shanda Network provided technical support services including computer cabinet management, server maintainance, and other items. The service fees are settled on a monthly basis.

In November 2015, the technical services agreement was modified, pursuant to which Shanda Network will continue to providing technical support services to the Group until June 2016.  In addition, in late 2015, the Group agreed to purchase computer server equipment from Shanda Network; this payable was settled subsequent to December 31, 2015.

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

Note E.  On February 2, 2015, the Company entered into a loan agreement with Mr. Xu, pursuant to which Mr. Xu agreed to provide a loan of RMB30.0 million (US$4.84 million) to the Company. The term of the loan was one year, and the loan bore interest at a rate of 6.5% per annum. The Company received RMB30.0 million from Mr. Xu on March 4, 2015. After the Share Re-Acquisition Transaction (Note 1), Mr. Xu transferred all of the rights and obligations relating to the shareholder’s loan to Shanda Computer on May 12, 2015 in exchange for a payment of RMB 30.3 million, representing loan principal and accrued unpaid interest, making Shanda Computer the counterparty to the related party loan. The terms of and rate associated with the loan were not changed.  Subsequent to December 31, 2015, the loan’s maturity date was extended (Note 20).

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

Year-End Related Party Balances

At December 31, 2014 and December 31, 2015, the amounts receivable from and payable to related parties included in the consolidated balance sheet mainly represent the outstanding amounts arising from the transactions described in the preceding section. Accounts receivable balances due from related parties are as follows.

	December 31, 2014	December 31, 2015

Accounts receivable due from related parties
Beijing Modo	—	11,186
Sheng Payment	972	931
	972	12,117

	December 31, 2014	December 31, 2015

Other receivables due from related parties
Shanda Computer	2,924	—
	2,924	—

Accounts payable balances due to related parties are as follows.

	December 31, 2014	December 31, 2015

Accounts payable due to related parties
Shanda Network	709,911	912,534
	709,911	912,534

Payables to Shanda Network as of December 31, 2015 related to technical service fees and payables related to purchase of computer servers, as described under Note B above.  Payables to Shanda Network for technical service fees in 2014 were partially forgiven by Shanda Network as to repayment, as described under Note C above.

The balances for a loan due to a related party are as follows.

	December 31, 2014	December 31, 2015

Related party loan
Shanda Computer	—	4,631,190
	—	4,631,190

	December 31, 2014	December 31, 2015

Accrued expenses due to related parties
Shanda Computer	—	253,365
	—	253,365

On February 2, 2015, the Group entered into a related party loan agreement with Mr. Xu, pursuant to which Mr. Xu agreed to provide a loan of RMB30.0 million ($4.8 million) to the Group. The term of the loan was one year, with a maturity date of February 2, 2016, with principal and accrued interest repayable at maturity.  The loan bore interest at a rate of 6.5% per annum. The Group received the loan principal from Mr. Xu on March 4, 2015.  Due to the the Share Re-Acquisition Transaction conducted by Shanda Media and Mr. Xu in May 2015, Mr. Xu transferred all of the rights and obligations relating to the shareholder’s loan to Shanda Computer on May 12, 2015 in exchange for a payment of RMB 30.3 million, representing principal and accrued unpaid interest, making Shanda Computer the counterparty to the related party loan. The terms of and the rate associated with the loan were not changed. Subsequent to December 31, 2015, the loan’s maturity was extended (Note 20).

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

Interest payable to Shanda Computer amounting to $253,365 was all related to the related party loan and was reflected within accrued expenses as of December 31, 2015.

12. INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands. The Subsidiaries or VIEs in the PRC are subject to PRC Enterprise Income Tax at a corporate income tax rate of 25%. There are no reduced tax rates afforded to the Group’s PRC entities.

Provision (benefit) for income taxes is as follows for each annual period.

	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015

Current income tax expense (benefit)	—	—	—
Deferred income tax expense (benefit)	(4,826,059)	—	—
	(4,826,059)	—	—

During the year ended December 31, 2013, the deferred tax benefit recognized related to the derecognition of remaining deferred tax liabilities associated with the Group’s full impairment of remaining intangible assets (Note 5).

The principal components of deferred taxes are as follows.

	December 31, 2014	December 31, 2015

Current deferred tax assets:
Cost and expense accruals	1,352,773	2,214,987
Revenue recognition	401,436	714,122
Less: valuation allowance	(1,754,209)	(2,929,109)
Current deferred tax assets, net	—	—

Non-current deferred tax assets:
Depreciation and amortization	92,195	28,713
Net operating loss carry forwards	22,017,057	13,648,618
Less: valuation allowance	(22,109,252)	(13,677,331)
Non-current deferred tax assets, net	—	—

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

	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015

Statutory tax rate	25.0%	25.0%	25.0%
Differential statutory tax rates	(5.0)%	(1.4)%	(2.1)%
Non-deductible expenses	(14.8)%	(1.1)%	(7.2)%
Change in deferred tax liabilities	12.3%	—	—
Change in valuation allowance	(5.2)%	(22.5)%	(15.7)%
Effective tax rate	12.3%	0.0%	0.0%

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

The movements of valuation allowances were as follows:

	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015

At beginning of year	(24,303,518)	(26,251,543)	(23,863,461)
Current year additions	(1,239,840)	(71,991)	(309,697)
Current year reversals	—	1,879,698	6,866,306
Effect of exchange rate changes	(708,185)	580,375	700,412
	(26,251,543)	(23,863,461)	(16,606,440)

At December 31, 2014 and 2015, tax loss carry forwards (on a gross basis prior to measurement via the tax rate) amounted to approximately $88.1 million and $54.6 million, respectively, which will expire in various years through 2018. The Group’s tax loss carry forwards exist only in the PRC, where the carry forward period is limited to five years.  The Group determines whether or not a valuation allowance is required at the level of each taxable entity within a tax jurisdiction. A valuation allowance of $23,863,461 and $16,606,440 has been established as of December 31, 2014 and 2015, respectively, in respect of all deferred tax assets as it is considered more likely than not that all of the Group’s deferred tax assets will not be realized in the foreseeable future.  During 2014 and 2015, reversals of the valuation allowance related solely to the expiry of carried-forward tax losses.

As noted in Note 2(23), the Company accounts for the financial statement effects of uncertain tax positions under the provisions of ASC 740-10.  At December 31, 2014 and 2015, there were no liabilities for unrecognized tax benefits as the Company did not have any significant uncertain tax positions requiring recognition and measurement under ASC 740-10.

In accordance with the PRC EIT Law, dividends which arise from profits of foreign invested enterprises (“FIEs”) are subject to a 10% withholding income tax if and when remitted. Since there are no undistributed earnings of the Group’s subsidiaries located in the PRC that are available for distribution given the accumulated loss positions of the Group’s subsidiaries, no provision has been made for withholding taxes.  Further, the Group does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business in the PRC.

13. REPURCHASE OF SHARES

Pursuant to a share repurchase program announced December 30, 2011, the Company’s Board of Directors authorized the Company to repurchase up to $3.2 million of its outstanding ADSs from time to time, based on market conditions. In 2013, the Company repurchased a total of 57,982 ADSs for aggregate consideration of $58,147 from unrelated third parties, at a weighted average price of $1.00 per ADS.  The excess of the repurchase price above par value was charged to additional paid-in capital.  In 2014 and 2015, the Company did not repurchase any ADSs.

14. EQUITY COMPENSATION PLANS

2004 Share Incentive Plan

Ku6 Media’s 2004 Share Incentive Plan (“2004 Plan”) allows the Company to offer incentive awards to employees, directors, consultants or external service advisors of the Company. Under the terms of the Plan, options were generally granted at prices equal to or greater than the fair market value on the grant date, expire 10 years from the date of grant, and generally vest over 3 - 4 years. Stock options under these plans were all granted prior to 2006 and as of January 1, 2006 all granted stock options were vested. There were 1,620,000 and zero options outstanding as of December 31, 2014 and 2015, respectively. Pursuant to the resolution of the Company’s Board on December 3, 2010, the 185,550,800 remaining ordinary shares available for future grants under the 2004 Plan were terminated and unavailable for future use. The remaining options as of December 31, 2014 expired in early 2015 unexercised.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		$		$
Outstanding at January 1, 2013	34,669,372	0.094	0.89	—
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled or Expired	(18,949,372)	0.076	—	—
Outstanding at December 31, 2013	15,720,000	0.116	0.11	—
Granted	—	—	—	—
Exercised	—	—	—	—
Expired	(14,100,000)	0.117	—	—
Outstanding at December 31, 2014	1,620,000	0.103	0.00	—
Granted	—	—	—	—
Exercised	—	—	—	—
Expired	(1,620,000)	0.103	—	—
Outstanding at December 31, 2015	—	—	—	—

The aggregate intrinsic values are calculated as the differences between the market values of $0.0282, $0.0100 and $0.0086 of ordinary shares as of December 31, 2013, 2014 and 2015, respectively, and the exercise prices. There were no options exercised during the years ended December 31, 2013, 2014 and 2015.

2010 Equity Compensation Plan — share options

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

There were no options granted in 2014.

On July 17, 2015, the Company granted stock options to purchase up to 137,400,000 ordinary shares under the 2010 Equity Compensation Plan at an exercise price of $0.0108 per share to its employees. The contract term of the options is six years.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

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

Share-based compensation expense related to the stock options granted by the Company to its employees, senior management and directors under the 2010 Equity Compensation Plan amounted to $1,023,871, $600,995 and $258,454 for the years ended December 31, 2013, 2014 and 2015, respectively. Share-based compensation costs related to the option awards granted by the Company to senior management and employees of Shanda under the 2010 Equity Compensation Plan amounted to $52,888, $15,475 and $20,243 for the years ended December 31, 2013, 2014 and 2015, respectively and were recognized as dividends distributed to Shanda.

The movements in stock options under the 2010 Equity Compensation Plan as of and for the years ended December 31, 2013, 2014 and 2015 are set out below.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		$		$
Outstanding at January 1, 2013	305,256,000	0.0324	4.57	—
Granted	323,900,000	0.0105	—	—
Exercised	(4,000,000)	0.0116	—	55,213
Cancelled or expired	(113,862,000)	0.0317	—	—
Outstanding at December 31, 2013	511,294,000	0.0189	4.70	6,514,815
Granted	—	—	—	—
Exercised	(32,712,500)	0.0103	—	138,955
Forfeited	(257,875,000)	0.0121	—	—
Outstanding at December 31, 2014	220,706,500	0.0280	2.97	—
Granted	137,400,000	0.0108	—	—
Exercised	(8,250,000)	0.0103	—	13,300
Forfeited	(95,836,500)	0.0280	—	—
Outstanding at December 31, 2015	254,020,000	0.0192	2.70	—
Vested and expected to vest at December 31, 2015	252,808,000	0.0173	2.84	—
Vested and exercisable at December 31, 2015	97,565,625	0.0349	1.70	—

The intrinsic values as of December 31, 2013, 2014 and 2015 are calculated as the differences between the market values of $0.0282, $0.0100 and $0.0086 of ordinary shares as of December 31, 2013, 2014 and 2015 and the exercise prices of the options.

The weighted average grant-date fair value of options granted during the years ended December 31, 2013, 2014 and 2015 were $0.0071, nil and $0.0057, respectively. Options vested during the years ended December 31, 2014 and 2015 were 51,602,500 and 34,232,500, respectively.

As of December 31, 2015, there was $0.79 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to stock options granted by the Company to its employees, senior management and directors under the 2010 Equity Compensation Plan. This cost is expected to be recognized over a weighted average period of 1.55 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.

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

	Options Granted in 2013	Options Granted in 2014	Options Granted in 2015

Fair value of ordinary shares ($)	0.0106~0.0131	—	0.0057
Exercise price ($)	0.0103~0.0113	—	0.0108
Expected volatility (%)	94%	—	98%
Expected dividend yield (%)	0%	—	0%
Expected term (years)	3.5	—	4.25
Risk-free interest rate (per annum) (%)	1.3445%~1.3843%	—	1.4375%

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

(4) Expected volatility is estimated based on the historical volatility of comparable companies’ stocks and of the Company’s common stock for a period equal to the expected term preceding the grant date.

2010 Equity Compensation Plan — restricted shares

On June 17, 2015, the Company granted 62,600,000 restricted shares to the Company’s employees under the Company’s 2010 Equity Compensation Plan. The awards vest in equal installments over four years from the grant date, subject to the employee’s continued employment with the Group, as the case may be.

Share-based compensation expense related to the restricted share awards granted by the Company under the 2010 Equity Compensation Plan amounted to $23,489 for the year ended December 31, 2015. The restricted shares granted to the employees of the Company were measured at fair value at the grant date in the amount of $538,360.

The movements in restricted shares under the 2010 Equity Compensation Plan as of and for the year ended December 31, 2015 are set out below.  There were no grants prior to 2015.

	Outstanding Awards	Weighted Average Exercise Price
		$
Outstanding at December 31, 2014	—	—
Granted	62,600,000	0.0086
Exercised	—	—
Forfeited	(620,000)	0.0086
Outstanding at December 31, 2015	61,980,000	0.0086
Vested and expected to vest at December 31, 2015	43,386,000	0.0086

As of December 31, 2015, there was $0.33 million of unrecognized compensation cost, adjusted for estimated forfeitures, related to restricted shares granted by the Company to employees under the 2010 Equity Compensation Plan, which will be recognized as expense over a weighted average period of 3.55 years.

15. SEGMENT INFORMATION

The Company follows the provisions of ASC 280, which establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.  The Group has only one operating segment made up of the Company’s advertising and promotional marketing services business (“Advertising Services”), which is presented in the consolidated statement of operations and comprehensive loss.

Geographic Information

The Company primarily operates in the PRC and derives all of its revenues (see Note 17 for revenue information) from the PRC; all of the Company’s long-lived assets are located in the PRC.

16. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share (1 ADS = 100 Shares):

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015

Numerator:
Net loss	(34,427,734)	(10,727,642)	(2,051,182)
Denominator:
Weighted-average ordinary shares outstanding for basic calculation	4,728,185,434	4,746,324,022	4,767,742,804
Dilutive effect of potential ordinary shares	—	—	—
Weighted average ordinary shares outstanding for diluted calculation	4,728,185,434	4,746,324,022	4,767,742,804

Weighted-average ADS used in per basic ADS calculations	47,281,854	47,463,240	47,677,428
Dilutive effect of potential ADS	—	—	—
Weighted-average ADS used in per diluted ADS calculations	47,281,854	47,463,240	47,677,428

Loss per share — basic and diluted
Net loss per share — basic and diluted	(0.01)	(0.00)	(0.00)

Loss per ADS — basic and diluted
Net loss per ADS — basic and diluted	(0.73)	(0.23)	(0.04)

Incremental ordinary shares with dilutive effect are calculated using the treasury stock method for stock options and restricted stock. Under the treasury stock method, the proceeds from the assumed conversion of options are used to repurchase outstanding ordinary shares using the average fair value for the period.

For all periods presented, all potentially dilutive securities associated with the Company’s stock options and restricted stock (Note 14) have not been reflected in the dilutive calculations due to the presence of a net loss in each period as the inclusion of such potential common shares would be anti-dilutive.

17. CONCENTRATIONS

(1) Revenue concentrations, including related party revenues

In 2013, 2014, and 2015, revenues of $13.1 million, $7.0 million, and $9.9 million were derived from online advertising services (Note 2(16)).  In 2013, 2014, and 2015, revenues of nil, $1.61 million, and $0.12 million were derived from promotional marketing services (Note 2(16)).

Under agreements with Shengyue (Note 1), Shengyue was previously appointed as the Group’s primary agent to secure advertisement sales from various end advertisers. In 2013, 2014 and 2015, 94.4%, 31.5% and nil of net revenues, respectively, were derived from Shengyue.  Refer to Note 11 for discussion of receivables due from Shengyue at December 31, 2014 and 2015.

Under a new advertising agency agreement with Huzhong consummated on August 29, 2014, Huzhong was appointed as the Group’s primary agent to secure advertisement sales from various end advertisers.  In 2014 and 2015, 32.4% and 87.1%, resepectively, of net revenues were derived from Huzhong.

(2) Credit risk

Accounts receivable are unsecured and are derived from revenue earned from customers and agencies in China. The risk with respect to accounts receivables is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

	December 31, 2014	December 31, 2015

Accounts receivable	532,355	492,211
Allowance for doubtful accounts	(418,539)	(400,885)
Accounts receivable, net of allowance for doubtful accounts	113,816	91,326

The movements of the allowance for doubtful accounts were as follows:

Movement of allowance for doubtful accounts

	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015

Balance at beginning of the year	2,172,972	480,076	418,539
Provisions	—	1,038,047	—
Reversed	(310,699)	(49,912)	—
Accounts written off	(1,435,204)	(1,038,047)	—
Translation difference	53,007	(11,625)	(17,654)
Balance at the end of the year	480,076	418,539	400,885

In 2013 and 2014, based on continued collections efforts on the doubtful receivables, $0.3 million and $0.05 million of amounts previously written down were collected; accordingly, reversal adjustments were recorded. No allowance or reversal adjustments were made in 2015.

18. MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Company to accrue for these benefits based on certain percentages of the employees’ salaries. The total amounts charged to the statements of operations and comprehensive loss for such employee benefits were $1,816,719, $1,059,305 and $629,238 for the years ended December 31, 2013, 2014 and 2015, respectively.

19. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company entered into leasing arrangements relating to office area and internet bandwidth in 2013, 2014 and 2015. Leasing expenses for the years ended December 31, 2013, 2014 and 2015 were $9,175,500, $8,367,927 and $6,030,705, respectively.

Future minimum lease payments under non-cancellable operating lease agreements are as follows:

Within 1 year	3,644,516
Between 1 and 2 years	310,036
Between 2 and 3 years	2,316
Between 3 and 4 years	—
Total	3,956,868

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

Litigation

The Group is subject to claims and litigation, which may arise in the normal course of business. The Group is involved in a number of cases pending in various courts and arbitration as of December 31, 2015. These cases are substantially related to alleged copyright infringement. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results.

The Group has recorded an accrual balance of $1,002,284 in “Accrued expenses and other liabilities” in the consolidated balance sheet as of December 31, 2015 (Note 9). The accrual was based on judgments handed down by courts and out-of-court settlements and related to alleged copyright infringement arising before December 31, 2015.  The accrual is based upon management’s best estimation according to the historical actual compensation amount per video of the Group for similar legal actions and advice from PRC counsel. The Group also considers the frequency and pattern of claims for infringement and the fact that claims are often submitted, and judgments rendered, long after the alleged underlying infringement activity occurred. Furthermore, while claims for alleged infringement may be term limited in certain cases, parties alleging infringement may be able to renew their claims by re-filing them upon expiry, leading to continuation of the claim resolution process. The Group is in the process of appealing certain judgments for which the loss has been accrued.  During the year ended December 31, 2015, management of the Group re-evaluated the accrued litigation provision related to alleged copyright infringement and revised its estimates based upon favourable resolution experience and the pattern of incidence of new claims; this revision resulted in a de-recognition of $584,008 of amounts previously accrued, which was recorded as a reduction to general and administrative expenses.

A rollforward of the Group’s accrued litigation provision related to alleged copyright infringement is as follows.

	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015

At beginning of year	2,077,753	2,079,671	1,653,032
Current year additions (reversals)	141,912	(333,485)	(584,008)
Payments during the year	(139,994)	(93,154)	(66,740)
Balance at end of year	2,079,671	1,653,032	1,002,284

There are no accruals for any additional losses related to unasserted claims or any other amounts.

Contingencies

The Group accounts for loss contingencies in accordance with ASC 450, “Contingencies”, and other related guidance. Set forth below is a description of certain loss contingencies as well as the opinion of management as to the likelihood of loss.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet business, including the provision of online video and online advertising services. Specifically, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%.  Since the Company is incorporated in the Cayman Islands, neither the Company nor its PRC subsidiary is eligible to engage in Internet business. To comply with PRC laws and regulations, the Company conducts its operations in China through a series of contractual arrangements entered into among its wholly owned PRC subsidiaries, Beijing Technology, Tianjin Technology and Kusheng (collectively “PRC subsidiaries”), and the consolidated affiliated entities in the PRC, namely Ku6 Beijing Information, Tianjin Information,  Ku6 Culture and Ku6 Network (collectively “VIEs”) and their respective shareholders.

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

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

Ku6 Beijing Information, Tianjin Information, Ku6 Culture and Ku6 Network hold the licenses and permits necessary to conduct the Group’s online video, online advertising and related businesses in China.  In the opinion of management, (i) the ownership structure of the Group, its PRC subsidiaries and the VIEs in the PRC are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs in the PRC are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Company’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with the consolidated affiliated entities in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations.

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

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

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

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with the VIEs in the PRC is remote.

20. SUBSEQUENT EVENTS

Failure to meet certain NASDAQ listing requirements

The Group’s ADSs are traded on the NASDAQ Global Market. Requirements that the Group must meet in order to remain listed thereon include maintaining a minimum bid price of $1.00 per share and a minimum $50.0 million market value. In February 2016, the Group received formal notice from NASDAQ that it had failed to comply with the minimum market value requirements, and a hearing was subsequently held on March 31, 2016.  A further decision has yet to be communicated by, and received from, NASDAQ in relation to this matter.  Actions taken by NASDAQ could ultimately lead to the delisting of the Group’s ADSs from NASDAQ.  While this determination is subject to appeal, the possibility remains that the Group’s ADSs could be delisted.

Going-private transaction

On February 1, 2016, the Group received a preliminary non-binding proposal letter (the “Proposal”) from Shanda Interactive Entertainment Limited (“Shanda”), the controlling shareholder of the Company. According to the Proposal, Shanda proposes to acquire the Group in a “going private” transaction for US$0.0108 per ordinary share, or US$1.08 per ADS. According to the Proposal, the offer price represents a premium of 54% over the closing price of the Group’s ADSs on January 29, 2016, a premium of 42% over the average closing price of its ADSs during the last 30 trading days and a premium of 52% over the average closing price of its ADSs during the last 60 trading days. According to the Proposal, the proposed transaction is intended to be financed with available cash of Shanda.

On February 2, 2016, the Group’s Board of Directors formed a special committee (the “Special Committee”) of three independent directors who are not affiliated with Shanda to evaluate the Proposal. The Special Committee retained its own independent financial advisor and legal counsel to assist it in its evaluation.  The Special Committee recommended proceeding with the going-private transaction.

On April 5, 2016, the Group entered into a definitive Agreement and Plan of Merger with (the “Merger Agreement”) Shanda Investment Holdings Limited (“Shanda Holdings”) and Ku6 Acquisition Company Limited, a wholly-owned subsidiary of Shanda Holdings (“Merger Sub”). Pursuant to the Merger Agreement, Shanda Holdings will acquire the ordinary shares of the Company not already owned by Shanda Holdings for cash consideration equal to US$0.0108 per ordinary share or US$1.08 per ADS. As of the date of the Merger Agreement, Shanda Holdings beneficially owned approximately 69.9% of the Company’s issued and outstanding ordinary shares.

The Group’s Board of Directors, acting upon the unanimous recommendation of the Special Committee, approved the Merger Agreement and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the transactions contemplated thereby, including the merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial advisor and legal counsel.

The going-private transaction is currently expected to close in the second half of 2016. If completed, the going-private transaction will result in the Group being privately-held and its de-listing from NASDAQ.  There can be no assurance this transaction will occur, and uncertainty regarding the consummation of the transaction or its terms may impact the Group’s ability to procure financing or carry out other business activities.

Disposal of Beijing Modo

On January 25, 2016, the Group entered into an agreement with a private Chinese citizen (“the transferee”), pursuant to which the Group transferred all of its 30% equity in Beijing Modo (Note 6) to the transferee for total consideration of RMB3.0 million ($0.46 million). The transferee paid RMB2.0 million ($0.31 million) to the Group in January 2016 and the remaining RMB1.0 million ($0.15 million) was settled on March 22, 2016.  The Group procured necessary consents from the co-investors in Beijing Modo to effect the sale of the equity interest.  This sale will result in the recognition of a disposal gain in the Group’s financial statements for the first quarter of 2016.

Repayment and extension of related party loan

On January 8, 2016, the Group repaid RMB 1.95 million ($0.31 million) of the loan payable to Shanda Computer (Note 11). On March 2, 2016, the Group entered into a loan agreement in respect of the same related party loan with Shanda Computer, pursuant to which Shanda Computer agreed to extend the maturity date of the loan to September 3, 2016.  In January 2016, Shanda Technology extended a loan of $0.3 million to the Group, effectively refinancing the amount previously due to Shanda Computer. The term of the loan is one year, and the loan bears interest at a rate of 6.5% per annum. The Group received the monies from Shanda Technology on January 8, 2016.

KU6 MEDIA CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(all amounts in U.S. dollars (US$) unless otherwise stated)

2010 Equity Compensation Plan and 2016 Equity Compensation Plan

In March 2016, the Group terminated the 2010 Equity Compensation Plan, which became effective in December 2010. In March 2016, the Board of Directors of the Group adopted a 2016 Equity Compensation Plan which became effective in March 2016. There was no impact to the Group’s existing equity incentive awards.

21. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s VIE subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately $31.5 million, which was in excess of the Group’s total consolidated net assets as of December 31, 2015. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes as all business is principally conducted inside the PRC, the Company may in the future require additional cash resources from its PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or to declare and pay dividends to or distributions to the Company’s ordinary shareholders. Accordingly, the Company has included Schedule I in accordance with Regulation S-X promulgated by the United States Securities and Exchange Commission.

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

As of December 31, 2014 and 2015, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements of the Group, if any.

FINANCIAL INFORMATION OF KU6 MEDIA CO., LTD.
CONDENSED BALANCE SHEETS

	December 31, 2014	December 31, 2015
	(in U.S. dollars, except number of shares)
Assets
Current assets:
Cash and cash equivalents	341,320	91,256
Prepaid expenses and other current assets	195,049	188,170
Amount due from related parties	627	—
Total current assets	536,996	279,426
Investments in subsidiaries	19,690,895	16,965,440
Total assets	20,227,891	17,244,866

Liabilities and shareholders’ deficit
Accrued expenses and other current liabilities	541,961	623,701
Amounts due to subsidiaries and variable interest entities	23,821,671	22,105,025
Total current liabilities	24,363,632	22,728,726

Shareholders’ deficit:
Ordinary shares ($0.00005 par value; 12,000,000,000 shares authorized; 4,763,360,860 and 4,771,610,860 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	238,120	238,533
Additional paid-in capital	184,538,349	184,904,855
Accumulated deficit	(187,095,885)	(189,147,067)
Accumulated other comprehensive loss	(1,816,325)	(1,480,181)
Total shareholders’ deficit	(4,135,741)	(5,483,860)
Total liabilities and shareholders’ deficit	20,227,891	17,244,866

FINANCIAL INFORMATION OF KU6 MEDIA CO., LTD.
CONDENSED STATEMENTS OF OPERATIONS

	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015
	(in U.S. dollars, except number of shares)
Operating expenses:
Product development	269,876	208,656	—
Selling and marketing	54,503	3,802	16,191
General and administrative	1,403,657	928,506	807,285
Total operating expenses	1,728,036	1,140,964	823,476
Loss from operations	(1,728,036)	(1,140,964)	(823,476)
Interest income	30,483	3,463	40
Interest expense	—	—	—
Other (expense) / income	(739,530)	92,144	117,349
Foreign exchange ( loss) / gain	355,337	(76)	(142)
Equity in losses of subsidiaries	(32,345,988)	(9,682,209)	(1,344,953)
Net loss	(34,427,734)	(10,727,642)	(2,051,182)

FINANCIAL INFORMATION OF KU6 MEDIA CO., LTD.
CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015
	(in U.S. dollars, except number of shares)
Operating activities:
Net loss	(34,427,734)	(10,727,642)	(2,051,182)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	1,023,871	600,995	281,944
Provision for Seed Music receivable (related party)	980,000	—	—
Exchange gains	(355,337)	—	—
Equity in losses of subsidiaries	32,345,988	9,682,209	1,344,953
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	62,083	55,042	6,879
Amount due from related parties	74,964	(4,015)	627
Accrued expenses and other current liabilities	36,479	(159,414)	81,740
Amounts due to subsidiaries and variable interest entities	4,160,000	—	—
Net cash provided by (used in) operating activities	3,900,314	(552,825)	(335,039)

Investing activities:
Loan to subsidiaries	(12,350,863)	—	—
Repayment of loans from related parties under common control of Shanda	3,300,000	498,583	—
Net cash provided by (used in) investing activities	(9,050,863)	498,583	—

Financing activities:
Proceeds from exercise of options	46,400	338,563	84,975
Repurchase of ordinary shares	(58,147)	—	—
Net cash provided by (used in) financing activities	(11,747)	338,563	84,975
Effect of exchange rate changes on cash and cash equivalents	—	—	—
Net increase (decrease) in cash and cash equivalents	(5,162,296)	284,321	(250,064)
Cash and cash equivalents, beginning of year	5,219,295	56,999	341,320
Cash and cash equivalents, end of year	56,999	341,320	91,256